Form 20-F
period 1999-12-31
VOCALTEC COMMUNICATIONS LTD
filed 2000-06-15
CIK 1005699

SECURITIES AND EXCHANGE COMMISSION

                           WASHINGTON, D.C. 20549

                                 FORM 20-F

    (Mark One)
    [ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12 (b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

    or
    [X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 1999

    or
    [   ]  TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE
    SECURITIES EXCHANGE ACT OF 1934
    For the transition period from ____ to ____

    Commission File Number 2-0-27648
                           ---------


                        VOCALTEC COMMUNICATIONS LTD.
---------------------------------------------------------------------------
           (Exact Name of Registrant as Specified in Its Charter)


                                    N/A
---------------------------------------------------------------------------
              (Translation of Registrant's Name Into English)


                                   ISRAEL
---------------------------------------------------------------------------
              (Jurisdiction of Incorporation or Organization)


                  2 Maskit Street, Herzliya, 46733, Israel
---------------------------------------------------------------------------
                  (Address of Principal Executive Offices)


     Securities registered or to be registered pursuant to Section 12(b) of the Act: None

    Securities registered or to be registered pursuant to Section 12(g) of the Act:

               Ordinary Shares, Par Value NIS 0.01 Per Share
               ---------------------------------------------
                              (Title of Class)

    Securities for which there is reporting obligation pursuant to
Section 15(d) of the Act: None

    Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

          11,771,302 Ordinary Shares, Par Value NIS 0.01 Per Share

    Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has
been subject to filing requirements for the past 90 days. Yes  X   No
                                                              ---     ---

    Indicate by check mark which financial statement item the registrant
has elected to follow.  Item 17      Item 18  X
                                ---          ---



                                   PART I

ITEM 1.   DESCRIPTION OF BUSINESS

GENERAL

    VocalTec develops and markets Internet telephony products for all classes of service providers worldwide and also offers enhanced Web-based multimedia communications services through two operating units in the U.S. Our Internet Protocol ("IP") Telephony Products Group, based in Israel, provides open, standards-based systems that leverage the power and flexibility of Voice over IP ("VoIP") technology. Our e-commerce Application Service Provider business, Surf&Call(R) Network Services(TM), headquartered in Fort Lee, New Jersey, provides Web-enabled call center and other e- commerce services based on our award-winning Surf&Call Center platform. TrulyGlobal, Inc., a wholly-owned subsidiary of VocalTec, also headquartered in Fort Lee, offers Web-based Internet telephony services from an innovative consumer communications portal.

    We are credited with pioneering the commercial Internet telephony industry with the introduction of the consumer client software program, Internet Phone(R), in 1995. Since then, we have developed and introduced full end-to-end solutions targeted primarily to telecommunications companies and other service providers, such as competitive local exchange carriers ("CLECs"), alternative carriers, telephony wholesalers, Internet telephony service providers ("ITSPs") and clearinghouses. These solutions enable IP telephony based on the VocalTec Ensemble Architecture(TM), which includes component products such as the VocalTec Gatekeeper(TM), the VocalTec Network Manager(TM), the VocalTec Telephony Gateway(TM), the VocalTec UniPOP(TM) and Internet Phone(R) Lite(TM) client software.

RECENT RESTRUCTURING OF OPERATING DIVISIONS

    During 1999 and the first quarter of 2000, we undertook a comprehensive strategic reassessment of our organization, products and market opportunities, aiming to sharpen our marketing focus and to improve our execution capabilities. This strategic evaluation process culminated in several initiatives including operational and management changes and a reorganization into three groups:

    The IP Telephony Products Group, headquartered in Israel with multiple sales offices around the world, will continue to supply end-to-end, standards-compliant solutions focusing on ITSPs and CLECs. The group will also continue working with major telecom carriers worldwide.

    Surf&Call Network Services, a new U.S.-based business, has been established as an e-commerce Application Service Provider ("ASP"). Surf&Call will enable e-commerce storefronts to provide integrated voice, co-browsing, text chat and form completion assistance to their customers. This will allow these e-commerce Web Sites to offer their customers a wide range of shopping-related services without the complexity and cost of on-site technology installation and maintenance. The service will be based on the award winning VocalTec Surf&Call Center platform. This unit intends to launch its service in the second half of 2000, and will target various vertical markets within the Web-enabled call center sector.

    TrulyGlobal Inc., a U.S. based-business, is a wholly-owned subsidiary of VocalTec that offers a Web-based Internet telephony service via a consumer communications portal. TrulyGlobal's service is intended to enhance Internet telephony voice quality and to increase communication flexibility by allowing subscribers to customize their Internet communications on their own personal Web-page. The first phase of service is expected to be available during the second quarter of 2000.

    In this report all references to "we", "us", "our", "our company" or "VocalTec" include VocalTec Communications Ltd. and its wholly-owned subsidiaries, VocalTec Communications Inc., VocalTec Communications Japan KK, VocalTec Communications GmbH, TrulyGlobal Inc., TrulyGlobal Ltd., VT Rocket, Inc. and VocalTec Hong Kong Limited.

INDUSTRY BACKGROUND

    Historically, voice and data has been transmitted over separate networks using different technologies. Traditional carriers have typically built telephone networks based on circuit switching. Circuit switching establishes and maintains a dedicated path until a call is terminated. While a circuit-switched system reliably transmits voice communications, circuit switching does not efficiently use transmission capacity. Once a circuit is dedicated, it is unavailable to transmit any other information, even when the particular users of that circuit are not speaking or otherwise transmitting information.

    However, packet switching, the technology used in data networks, is rapidly replacing circuit switching. Packet-switching technology, such as IP, divides signals into packets that are simultaneously routed over different channels to a final destination where they are reassembled in the original order in which they were transmitted. Packet switching provides for more efficient use of the capacity in the network because the network does not establish dedicated circuits, which waste unused capacity. As a result, substantially greater traffic can be transmitted over a packet-switched network, such as the Internet, than over a circuit-switched network.

    Although the use of packet-switched networks has traditionally resulted in lower quality voice calls due to delay and lost packets resulting from congestion on the Internet, recent advances in packet-switching technology and the expanded use of intranet networks have significantly improved the quality of packet-switched voice calls.

    The technology has improved to the point that phone-to-phone calls can be transmitted over data networks with quality approaching that of traditional phone networks.

    With advancements in quality and capabilities the initial market driver of telephony over IP networks was the cost saving resulting from avoiding tariffs on the Public Switch Telephony Network ("PSTN"). We believe that additional factors may drive the continued growth of this market. For example, in contrast to the closed, proprietary structure inherent in traditional circuit- switched voice networks, Internet telephony embraces an open architecture and open standards which enables, service providers to quickly add additional features and services without the need for costly network upgrades.

    The integration of voice capabilities and the Internet can enhance the potential for the Internet to become the preferred medium for both communications and commerce. The use of the Internet as a predominant means of communication, combined with recent personal computer purchasing trends and advances in related technologies, have resulted in the emergence of a market for voice services over the Internet. The proliferation of multimedia personal computers, equipped with a sound card, microphone and speakers, has created a large potential customer base for related products and services. At the same time, the advent of faster modems and new broadband Internet access devices such as Digital Subscriber Line ("DSL") and cable modems that provide greater access and bandwidth, and the increase in personal computer processing has set the stage for significant growth in demand for multimedia enhanced services.

    We believe that the integration of voice with current text-based modes of Internet communication such as e-mail and online "chat" by adding voice and collaborative capabilities would offer significant benefits to consumers and businesses. For example, enabling Internet shoppers to speak directly with a call center agent without the need to disconnect from the session may increase the probability that a sale will be made and give online retailers more choices in the type of products and services that they can offer on the Web.

    Integrating voice into existing communications services such as e-mail, fax and voicemail and creating enhanced unified messaging capabilities will give users more flexibility. While basic phone-to-phone and fax-to-fax services are the predominant communications methods, we believe that additional market growth will come from the demand for a variety of enhanced services required by the growth in e-commerce and the desire for more direct control over the ability to customize communications.

    The future of the IP telephony industry continues to be promising. For example, International Data Corporation, a provider of information technology industry analysis, forecasts that worldwide IP telephony will grow from 310 million minutes in 1998 to 135 billion minutes in 2004, with associated revenues reaching $19 billion, approximately half of which will be generated by new enhanced services. In addition, according to Allied Business Intelligence, a technology research think-tank, the market for VoIP equipment -- gateways and gatekeepers -- is growing in excess of 60% annually. A 1998 study by Probe Research forecasts the VoIP equipment market will exceed $7 billion by 2005.

OUR PRODUCTS AND SOLUTIONS

    We believe that a successful VoIP communications deployment requires three basic building blocks, which include (i) telephony gateways to bridge the PSTN and the IP network; (ii) communications servers (gatekeepers) that provide the intelligence of the IP network for functions including call control, centralized addressing, security and accounting and authentication; and (iii) client software with enriched features and applications. VocalTec products and solutions provide these building blocks.

    VOCALTEC ENSEMBLE ARCHITECTURE

    In March 1998, we announced the VocalTec Ensemble Architecture ("VEA"), an open standards-based software platform that leverages the power and flexibility of VoIP communications and forms the foundation of all IP solutions from VocalTec. VEA provides the building blocks for VocalTec's communication solutions for IP networks. Key components of VEA include the VocalTec Gateway, the VocalTec Carrier-grade Gateway, the VocalTec Gatekeeper and the VocalTec Network Manager. VEA combines all the software and hardware elements required to build the infrastructure for global IP telephony networks. The platform is highly scalable, centrally manageable, open for integration with third party products and is based on the International Telecommunications Union's international standards. VEA is implemented in product suites, which allows services to evolve from basic implementation to value-added services. VEA provides a platform for new applications that are not available on the PSTN, such as Web-enabled call centers and PC-to-phone applications.

    SOLUTIONS BASED ON VOCALTEC ENSEMBLE ARCHITECTURE

    We currently offer the following solutions based on our VocalTec Ensemble Architecture: Calling Card, PC-to-phone, VoIP Virtual Private Network, VoIP Clearinghouse VoIP for Mobile Operators, Web-enabled Call Centers, Web-to-Phone and Web Toll-free.

PRODUCTS

    SERVERS

    VocalTec Gatekeeper(TM) - the intelligent hub for IP telephony networks, which acts as the platform for enhanced services. This is the IP service and control server that provides centralized addressing, system security and accounting for networks designed with VEA components. VocalTec Gatekeeper allows organizations to set up robust and secure Internet telephony networks, suitable for high quality service or internal corporate use. It facilitates authenticated call initiation in order to provide the following services in an IP telephony environment: Phone-to-phone, PC-to-phone, Web-to-phone, Fax-to-fax, Real Time Fax and Internet Phone(R)?Call Waiting(TM).

    VocalTec UniPOP(TM) - a complete VoIP solution providing gatekeeper, gateway and network management functionality, all you need to run an IP telephony network, in a single box (most VoIP solutions require three separate units). UniPOP is a high quality entry level solution, that is easily deployed and can scale up and into the full VEA platform.

    VocalTec Call Center Server(TM) - a data collaboration server that provides the interface between an incoming customer call, the VocalTec gateways and call center equipment. This server is responsible for the integration and data transfer between the call center and the customer's call from the Web using VocalTec Web-to-phone client.

    VocalTec Billing Server(TM) - provides real-time billing in a centralized and highly scalable environment and can be situated anywhere within the IP network and secured on permission-based access levels.

    GATEWAYS

    VocalTec Telephony Gateway (TM) Series 120 and 2000 - a family of Internet telephony servers which link IP networks with the PSTN in order to minimize long distance expenses and provide a number of enhanced multimedia services. These gateways provide the critical bridge between IP telephony networks and the PSTN, by dynamically converting traditional PSTN signals into streams of data communication packets, transporting voice and data anywhere in the world. The Series 2000 is a high-capacity, carrier-class embedded solution based on ECI Telecom Ltd.'s multi-service platform. It is highly scalable and, when coupled with other Gateways within the series, can process thousands of calls at a time. These gateways support the following services: Phone-to-phone, PC-to- phone, Fax-to-fax and Web-to-phone.

    VocalTec Signaling Gateway for SS7 - a high density, carrier-grade product which is fully compliant with SS7 (also referred to as "out-of-band signaling" or "signaling system 7"), which is the common channel signaling protocol used for call handling within the PSTN.

    CLIENTS

    VocalTec Internet Phone(R) Lite(TM) - a software client specifically designed for making calls between a multimedia PC and a regular telephone through service provider gateways. The interface may be customized for redistribution by a service provider. The product is one of the end user components of VEA and includes features such as inexpensive long distance calls, clear high quality audio, keypad, quick dial buttons and a compact address book that mimics an ordinary phone.

    VocalTec Web-to-Phone Client - a plug-in that enables voice connectivity from a Web-site to a call center using regular telephones, for the cost of an Internet connection, anywhere in the world. The call is routed from the user's PC, over the Internet, though a VocalTec Telephony Gateway, to a regular phone, thereby bypassing the toll charges of the PSTN.

    NETWORK MANAGEMENT TOOLS

    VocalTec Network Manager - an operations, administration, management and provisioning tool for server elements of VEA, capable of managing a large-scale, distributed IP telephony network. The graphical user interface allows network administrators ease of use, managing and monitoring all VEA network elements.

    Simple Network Management Protocol ("SNMP") - provides support for third party management platforms such as HP OpenView. It includes the SNMP agent that transfers requests to the VocalTec Telephony Gateway terminals and VocalTec Gatekeeper terminals.


STRATEGIC AGREEMENTS

    DEUTSCHE TELEKOM

    In December 1997, we established a strategic relationship with Deutsche Telekom whereby Deutsche Telekom made an equity investment in our company and simultaneously entered into a strategic business cooperation agreement.

    Under the strategic business cooperation agreement, Deutsche Telekom undertook to purchase from us, products and services in a total amount of $33 million, of which $21.7 million was to be purchased prior to December 31, 1999 at an agreed quarterly schedule. In September 30, 1998 we signed an amendment to the strategic business cooperation agreement under which the period during which Deutsche Telekom is to purchase $21.7 million of our products and services was extended to March 31, 2000 or until the minimum purchase commitment is fulfilled. As of December 31, 1999, Deutsche Telekom had purchased $24.4 million of products and services from us.

    Pursuant to the strategic cooperation agreement Deutsche Telekom has the right to use our products and to distribute them worldwide. In addition, the agreement provides, among other things, for (a) joint cooperation in marketing and promotional activities, (b) priority on the provision of product alpha and early product beta versions, (c) a five percent (5%) discount for Deutsche Telekom from our best distributor prices and (d) Deutsche Telekom to have the right to acquire from us any hardware developed by us in the future.

    The strategic business cooperation prevents us from entering into a relationship with a competitor of Deutsche Telekom that would provide the competitor with the overall preferential treatment accorded to Deutsche Telekom unless Deutsche Telekom enters into a strategic relationship in the area of Internet telephony that is, in its totality, substantially similar to Deutsche Telekom's strategic relationship with us. Sales to Deutsche Telekom accounted for 49% of our total sales in 1999. (See Item 9. "Management's Discussion and Analysis of Financial Condition and Results of Operations"- Acquisitions.)

    In January 2000, we entered into a product purchase agreement with Deutsche Telekom in the form of a Letter of Understanding (the "LOU") to provide products and services valued at approximately $11 million. The LOU incorporates the terms of the strategic business cooperation agreement until a final agreement is executed. Under the LOU, we will provide Deutsche Telekom with an application service hosting platform, allowing Deutsche Telekom's Freecall Online program to offer e-commerce and call center customer care service. This application is expected to enable Deutsche Telekom to provide its e-commerce business customers with enhanced and interactive online customer assistance capabilities. As a result, the customers call center representatives will be able to assist consumers at their PCs with joint surfing-to-Web pages, collaboration on forms, text chat and voice support, all over a single Internet connection. Consumers with a second phone line will also be able to schedule a return call from a Web-based business via a "call back" service. Deutsche Telekom expects to roll out the new services over an 18-month period starting in the second quarter of 2000.


    CISCO SYSTEMS INC.

    In September 1999 we entered into a joint development, marketing and sales agreement with Cisco Systems Inc. to provide integrated solutions to service providers. In the fourth quarter of 1999, partnering with Cisco, we received a contract from Bell Atlantic Corporation for an end-to-end solution to provide wholesale VoIP services to ITSPs for pre-and post-paid calling services. The solution features Cisco's gateways and VocalTec's gatekeeper.

MARKETING AND DISTRIBUTION

    IP TELEPHONY PRODUCTS

    We market our products through multiple distribution channels. We have designed our distribution strategy to address the diverse markets we target, including telecommunications service providers, ITSPs, CLECs and clearinghouses. Our marketing strategy includes direct sales to telecommunication service providers, strategic partnerships, value added resellers and integration arrangements with vendors of complementary hardware and software products and services. In 1998, we expanded our distribution network in order to accelerate market penetration and combine our marketing efforts with enhanced technical marketing capability to enable quality pre-sale and post-sale support to our telecommunications service providers and other customers. In order to accelerate marketing penetration in the Far East and Europe, we established wholly-owned subsidiaries in Japan and Germany in 1998.

    In 1999 we established a wholly owned subsidiary in Hong Kong and a representative office in China. We intend to continue to devote significant resources to marketing efforts in international telecommunications markets as well as in the U.S. Sales in the U.S. and Canada accounted for 70%, 32% and 13% of our sales in 1997, 1998 and 1999, respectively. (See Item 19. "Financial Statements and Exhibits" - Note 13 - Net Sales.)

    In March 1998, we signed a distribution agreement with Fujitsu Business Systems Ltd. (part of the Fujitsu group), a leading systems integrator in Japan, to provide IP telephony solutions and bring network solutions to service providers and corporate customers. Also in March 1998, we opened an office in Tokyo in order to serve the Asian market.

    During 1999, we worked closely with ECI to develop a high-capacity carrier-class gateway based on ECI's mature multi-service platform which features a built-in networking switch that can process up to 1,920 calls. In March 2000, we formalized the relationship by entering into a joint development and marketing agreement.

    DIRECT SALES OVER THE INTERNET:

    We have offered our Internet Phone client product directly to users via the Internet. As part of our strategy to move toward a service-based business model in the consumer market, we phased out our client sales and will offer those customers a suite of services with similar capabilities that will be upgraded in later phases. (See "Our Services" above.)

OUR SERVICES

    As a result of our strategic planning process during 1999, we underwent a comprehensive reorganization, creating separate business units to focus on distinct market opportunities. Two of these units E-commerce services and TroulyGlobal, Inc. represent new service-based business models.

    E-COMMERCE SERVICES

    A new U.S. based business, Surf&Call Network Services, is being established as an e-commerce Application Service Provider ("ASP"). The new group enables e-commerce storefronts to provide integrated voice (Internet telephony), co-browsing, text chat and joint form completion assistance directly to customers via the Web.

    As of May 31, 2000, the group had 31 employees. Surf&Call Network Services, which is expected to launch its service in the second half of 2000, will target various vertical markets within the Web-enabled call center sector. The service will be based on the award-winning VocalTec Surf&Call Center platform. The e-commerce business unit will have a small direct sales force that will initially target businesses with e-commerce sites and later will sell through channel partners such as outsourced contact center providers.

    TRULYGLOBAL, INC.

    Truly Global, Inc., a wholly-owned subsidiary of VocalTec headquartered in the U.S., develops Web-based Internet telephony service via a consumer communications portal. The first phase of service will begin towards the end of the second quarter of 2000. As of May 31, 2000 this company had 25 employees. The new company will offer consumers Web-based Internet telephony services. This service was designed using the input of Internet Phone users by the creators of Internet Phone. TrulyGlobal will engage in direct Internet marketing, initially to its existing base of Internet Phone users, and will also seek distribution agreements with partners.


INDUSTRY STANDARDS

    We recognize that standards are important for interoperability and for providing the means for market growth. Since 1996, we have taken an active role in international standards bodies. Our strong involvement and contribution led our employees to hold official positions in a number of international standard bodies, including: the International Telecommunications Union, the European Telecommunications Standards Institute and the International Multimedia Teleconferencing Consortium - Voice Over Internet Protocol, and participate in the Internet Engineering Task Force.

    In September 1998, together with Lucent Technologies and ITXC, we established iNOW!, or Interoperability Now, which is a standards-based, multi-vendor initiative designed to provide interoperability among gateways of various IP telephony platforms. The iNOW! initiative is based on the
H.323 V2 international standard. In December 1998, six other major IP telephony hardware vendors announced their support of the iNOW! initiative.

    In October 1998, we joined the PacketCable project established by CableLabs, which aims to develop standards for offering IP telephony services over cable networks and test vendor compliance with these standards. CableLabs is a research and development consortium jointly owned by many of the leading cable operators in North-America.

    Our employees have held the following positions since 1999: (1) editor of H.225/Annex G, the International Telecommunications Unit standard for Inter-carrier connectivity, supporting clearing- house functionality; (ii) editor of the Interdomain Profile of iNow in IMTC; and (iii) editor of the back-end service architecture in ETSI/TIPHONE, supporting the future architecture of IP telephony servers.

    We plan to continue to be an active participant in standards as we believe customers must be assured that new features will adhere to international standards to ensure consistency and interoperability.

CUSTOMER AND TECHNICAL SUPPORT

    We believe that responsive, prompt and efficient customer and technical support is essential to the success of obtaining and retaining customers. We currently maintain a staff of customer and technical support personnel in our offices in the U.S., Israel, Japan, China and Germany. We offer support to our customers and back office support to our resellers and distributors. For telecommunications market products, we have entered into several agreements that provide a percentage charge of the cost of the system purchased for technical support. We intend to charge for such technical support in the future. We also train certain distributors, resellers and bundling partners to provide customers with first level technical support.

    On a routine basis, our technical support staff provides feedback to our marketing and research and development groups. This enables us to design products featuring ease of use and installation, to maintain compatibility with third party products in order to minimize the requirements for service and support and to improve the products' quality.

RESEARCH AND DEVELOPMENT

    We believe that our ability to enhance our current products, develop and introduce new products on a timely basis, maintain technological competitiveness and meet customer requirements is essential to our future success. Accordingly, we devote and intend to continue to devote a significant portion of our personnel and financial resources to research and development. We also intend to continue seeking and maintaining close relationships with our customers in order to remain responsive to their needs. We have a multi-disciplinary research and development team which specializes in audio and voice processing, computer and networking software, embedded software, hardware integration, and communications protocols and drivers. We seek to recruit highly qualified technical personnel in order to maintain our technological expertise.

    Our research and development personnel regularly examine and test new software and communication and networking technologies in order to evaluate their applicability to our products. Our research and development personnel are also involved in creating and improving standards within the international standard, setting bodies, so as to lead the industry into compliance with interoperable and robust solutions that will enable mainstream acceptance of new technologies and products.

    We intend to continue to devote resources to the improvement of our Web-based client products and to develop products and platforms that are complementary to our products, including enhancing the functionality and the efficiency of our server technology, as part of the end-to-end complete telephony solution. In the year 2000, we intend to continue to develop VocalTec Ensemble Architecture components and other solutions to provide carrier-grade VoIP telephony equipment and solutions. However, we can provide no assurance that we will successfully develop new or enhanced products.

    As of May 31, 2000, our research and development group consisted of 110 employees, 108 of whom were located in Herzliya, Israel, and 2 of whom were located in Fort Lee, New Jersey. During 1997, 1998 and 1999, research and development costs, net, were $5.5 million, $11.1 million and $13.2 million, respectively. Our research and development efforts have been financed through our internal resources and through programs sponsored by the Government of Israel, through the Office of the Chief Scientist (the "OCS"). Research and development grants from the OCS totaled approximately $261,000 and $1,316,000 for 1998 and 1999, respectively. In 1997, we did not apply for a royalty bearing grant. (See Item 9. "Management's Discussion and Analysis of Financial Condition and Results of Operations" - Results of Operations and - Research and Development Grants.)

    Generally, grants from the OCS constitute up to 50% of certain research and development expenses related to the development of products intended for export. Under our terms of the OCS's participation, a royalty of 3-5% of the net sales of products developed in, and related services resulting from, a project funded by it is generally required to be paid beginning with the commencement of sales of such products and ending when 100-150% of the grant is repaid in New Israeli Shekels ("NIS") linked to the U.S. dollar. In 1997, 1998 and 1999 we paid (or accrued) royalties on account of sales of such products in the amount of $100,000, $71,000, and $183,000 respectively. Terms of the Government of Israel's participation also require that the research and development be conducted by the applicant for the grant as specified in the application and that the manufacturing of products developed with government grants be performed in Israel, unless special approval has been granted. Separate Israeli Government consent is required to transfer technologies to third parties that have been developed through projects in which the government participates. Such restrictions, however, do not apply to exports from Israel of products developed with such technologies. From time to time, the Government of Israel has revised its policies regarding the availability of grants, and there can be no assurance that the Government of Israel's support of research and development will continue. (See Item 7. "Taxation.")

RESEARCH AND DEVELOPMENT CONSORTIUM

    In addition to royalty-bearing grants from the OCS, we have received grants from the OCS in connection with a generic research consortium which is comprised of several high technology companies in Israel, under the Magnet program. The consortium is known as the Multimedia OnLine Services Technologies Consortium, (the "MOST Consortium"), and is devoted to generic technology research for on-line broadband multimedia services. In general, any member of the MOST Consortium who develops technology within the framework of the MOST Consortium retains the intellectual property rights to the technology developed and all members of the MOST Consortium have the right to utilize and implement any such technology without having to pay royalties to the developing MOST Consortium member.

    The OCS contributes 66% of the approved budget for the MOST Consortium and the members of the MOST Consortium contribute the remaining 34%. No royalties are payable to the Government of Israel with respect to this funding. Expenses in excess of the approved budget are borne by the MOST Consortium members. In 1997, 1998 and 1999, we received or accrued approximately $1,424,000, $1,166,000 and $772,000, respectively, in grants from the OCS through the MOST Consortium.

The following table sets forth, for the periods indicated, our gross research and development expenditures, the portion of such expenditures which was funded by royalty-bearing and non-royalty bearing grants and the net cost to us of our research and development activities:



                                             YEAR ENDED DECEMBER 31
                                          1997       1998        1999
                                          ----       ----        ----
                                                 (In thousands)
Gross research and development costs     $6,943     $12,619      $15,245

Less:
Royalty-bearing grants (the OCS)         ---        (261)       (1,316)
Non-Royalty-bearing grants (the OCS)     ---        (261)       (1,316)

Research and development costs - net     $5,519     $11,192     $13,157
                                         ------     -------     -------

COMPETITION

    IP TELEPHONY PRODUCTS

    The VoIP Communications industry is highly competitive. We are active in this industry which is still in an early stage of development. Entry barriers into this market are relatively low, and we expect that competition will intensify in the future. The market environment in which we operate is extremely dynamic and is characterized by evolving standards, new alliances and emerging market entrants. We believe that in such a rapidly changing market, key competitive factors include a broad base of users, strategic alliances, key reference customers, interoperability, integration of products with vendors of complementary hardware and software products and services, technological leadership, product performance and ease of use, price, customer support, name recognition, distribution channels and the ability to respond quickly to emerging opportunities.

    Various innovative voice, collaborative, data, video and other communications alternatives which may compete with our products are often introduced and may be introduced in the future. Such new communications alternatives may be based on traditional telephone lines, ISDN lines, the Internet or cable networks and may be combined with other computing and broadcasting technologies.

    We believe that a successful VoIP Communications deployment requires three basic building blocks. Such building blocks include: ; (i) telephony gateways to bridge PSTN and IP networks; (ii) communications servers (gatekeepers) that provide the intelligence of the IP network for functions including call control, centralized addressing, security and accounting and authentication; and (iii) client software with enriched features and applications.

    We compete in the telecommunications service provider market with data networking companies as well as traditional telecommunications equipment suppliers and smaller specialized IP telephony companies such as Cisco Systems, Inc., Clarent Corporation, Ericsson Corp., Lucent Technologies, Inc., Netspeak Corporation, and Nortel Networks, provide IP telephony products and services. See "Risk Factors."

    We expect that numerous companies will eventually compete in the market for voice communications over IP networks. Additional competitors may include companies that currently provide traditional telecommunications and PSTN equipment to telecommunications service providers as well as networking companies that provide data network products to corporate and telecommunications services providers and companies that provide computer software products and services such as telephone, media, publishing and cable television. The ability of some of our competitors to integrate their VoIP Communications products with their existing products and other services and other products with Internet/intranet voice products could give such competitors an advantage over us. Many of our competitors have significantly greater technical and financial resources, service expertise, customer bases and name recognition.

    WEB-BASED MULTIMEDIA COMMUNICATIONS SERVICES

    We expect that numerous companies will provide Internet telephony services to consumers and several may do so through consumer communications portals on the Internet. Currently, companies like PhoneFree.com and Dialpad.com are offering such services; however, they are focusing on PC-to-phone service, while TrulyGlobal will offer PC-to-PC calling during the launch phase.

    Similarly, there are a number of companies that offer Web-enabled call center products and services. We expect to compete with both voice-based vendors such as Net2Phone and Deltathree as well as collaboration-based vendors such as Neteffect and LivePerson.

INTELLECTUAL PROPERTY

    We believe that the improvement of existing products, our technologies and the development of new products are important in establishing and maintaining a competitive advantage. We believe that the value of our products is dependent, to a certain extent, upon the maintenance of patent, trade secret or copyright protection of our proprietary software and technologies. We rely on a combination of trade secrets, copyright, trademark and patent law, together with non-disclosure and invention assignment agreements, to establish and protect the technology used in our products.

    We have filed several patent applications in the United States and other countries with respect to certain technologies employed in our products. Several of those applications have been already registered and we own those registered patents. In addition, we have filed several trademark applications in the United States and other countries with respect to trademarks associated with us and our products. Several of those applications have already been registered and we own those registered trademarks.

    Generally, we enter into non-disclosure and invention assignment agreements with our employees, and into non-disclosure agreements with our consultants, subcontractors and distributors. However, there can be no assurance that such measures will protect our proprietary technology, that competitors will not develop products with features based upon, or otherwise similar to, our products or that we will be able to enjoin competitors from selling similar products.

    Although we do not believe that our products infringe on any valid claim of a patent owned by any third party, third parties have asserted infringement and other claims against us from time to time. These claims have been directed at certain basic and fundamental components of our products, those of which were not abandoned were resolved by successfully implementing a licensing agreement. There can be no assurance that third parties will not assert such claims against us in the future or that such claims will not be successful. On February 15, 2000, Multi-Tech Systems, Inc., filed a complaint in the United States District Court for the District of Minnesota, in which it alleged that we and our wholly owned subsidiary, VocalTec Communications Inc., as well as other named defendants, are infringing four of Multi-Tech's Patents. We intend together with VocalTec Communications Inc to vigorously defend the suit. The ultimate outcome, however, cannot be determined at this time.

    We could incur substantial costs and diversion of management resources with respect to the defense of any claims relating to proprietary rights which could have a material adverse effect on our business, financial condition or results of operations. If any such claims or actions are asserted or prosecuted against us, we may seek to obtain a license under a third party's intellectual property rights. There can be no assurance, however, that under such circumstances a license would be available on reasonable terms or at all. In the event a party that is successful in asserting a claim against us does not grant a license, such party could secure a judgment resulting in the award of damages, as well as injunctive or other equitable relief which could effectively block us from manufacturing, using, selling, or otherwise distributing its products. (See
Item 3. "Legal Proceedings.")

    VocalTec, VocalTec Telephony Gateway, Internet Phone, Internet Voice Mail, VocalTec Conference Server, VocalTec Ensemble Architecture, VocalTec Network Manager, VocalTec Gatekeeper, I2N, TrulyGlobal, PassaPort, PassaFax, Surf&Call, Internet Phone Call Waiting, VocalTec Ensemble Sound and VocalTec Surf&Call Center are all trademarks or registered trademarks of VocalTec. All other trademarks or registered trademarks used in this Annual Report on Form 20-F are the property of their respective owners.

EMPLOYEES

    As of May 31, 2000, we employed 277 full time employees, including 153 employees in the IP Telephony Products unit, 31 employees in the Surf&Call Network Services unit, 25 in TrulyGlobal and 68 employees in shared services and administration. Of these employees, 209 were based in our facilities in Israel, 49 were employed by VocalTec Communications Inc. in the United States, 5 employees were employed by VocalTec Communications Japan KK, 4 employees were employed by VocalTec Communications GmbH in Germany, and 10 employees were employed by our representative office in Beijing, China. We believe that our relations with our employees are good. Neither we nor our employees are parties to any collective bargaining agreements, except as otherwise applicable under Israeli law. (Please see the risk factor under caption "Conditions in Israel" for further details.)

U.S. FEDERAL COMMUNICATIONS REGULATION

    Interexchange (long distance) telephone service in the United States has historically been used to subsidize local exchange telephone services. Following the 1982 consent decree that split AT&T into a long distance carrier and Regional Bell Operating Companies, the Federal Communications Commission ("FCC") devised a complex system of access charges and universal service contributions through which local telephone exchange carriers received subsidies from interexchange carriers to reduce the price of basic local telephone service. The Telecommunications Act of 1996 (the "1996 Act") included provisions that require the FCC to convert these implicit subsidies to explicit, specific, and predictable support mechanisms, to make affordable basic telephone services available throughout the United States, and to provide additional support for telecommunications and information services for school, libraries, and health care providers. The 1996 Act requires every telecommunications carrier that provides interstate telecommunications services to contribute to the support of universal service.

    In rulemaking proceedings regarding universal service and access charge reform, the FCC has addressed the statutory distinction between "telecommunications carriers", who transmit information of user's choosing between or among points specified by the user without change in the form or content of the information, and "information service" providers, who offer a capability for generating, acquiring, storing, transforming, processing, retrieving, utilizing, or making available information via telecommunications. The FCC determined that Internet services, to the extent they are information services, are not telecommunications services and that providers of such services are not required to contribute to universal service support.

    On March 4, 1996, the America's Carriers Telecommunications Association ("ACTA"), a trade association representing small long distance companies, filed a petition with the FCC requesting, among other things, that the FCC subject developers of Internet voice software such as VocalTec, to the same FCC regulations as long distance telecommunications carriers. ACTA requested that the FCC commence a rule - making proceeding regarding the regulation of Internet voice software such as our "Internet Phone" and that it order such companies to immediately cease distributing Internet voice software until the FCC completes the rule-making proceeding. In response to the ACTA petition, the FCC received hundreds of comments from the general public and the computer and telecommunications industries, including ourselves, the overwhelming majority of which requested that the FCC deny the ACTA petition. Most parties argued that the FCC lacks authority to regulate Internet voice software in the same manner as long distance companies and that alternatively, even if it could assert such authority, the FCC should treat the software in the same manner as deregulated telecommunications equipment. If the FCC were to grant the ACTA petition, we would have to comply with the full panoply of federal telecommunications regulations governing long distance carriers including access charges and universal service contributions. Although the FCC has not yet issued a notice of proposed rulemaking or otherwise acted on ACTA's petition it has stated its intention to address the petition and broader issues involving IP telephony.

    In April 1998 the FCC submitted a report to Congress providing details on its implementation of the universal service provisions of the 1996 Act. In this report the FCC discussed the provisions of IP telephony, mentioning us as a provider of software that makes possible both computer to computer conversations as well as IP calls to ordinary telephones connected to the public switched network through gateways.

    The FCC stated that phone-to-phone IP telephony bears the characteristics of telecommunications services, which would subject providers of such services to access charges and universal service support obligations. The FCC decided to defer a definitive resolution of this issue to specific cases as they are brought before it. Members of Congress, the Administration, and the public have strongly supported the forbearance of telecommunications regulation on the Internet and on services providers through the Internet, such as IP telephony.

    In proceedings that remain pending, the FCC has requested comment on various aspects of IP telephony, seeking to determine, among other things, the extent to which IP telephony is, or soon will be, an effective substitute for conventional circuit-switched telephony. The FCC has asked whether differences between computer-based and phone-based IP telephony and conventional telephony merit different regulatory treatment with due consideration given to the rapid pace of technological change in the telecommunications market. At this time it is uncertain whether the FCC will impose access charges, universal service contributions, and other common carrier regulations on providers of IP telephony, yet there can be no assurance that future action on ACTA's petition or in other proceedings will not result in decisions that may impact on us, directly or indirectly.

    From time to time members of Congress have considered bills that would variously either impose new restrictions or regulations on IP telephony or restrict agencies from imposing such restrictions or regulations. Bills regarding the Internet are expected to remain the subject of Congressional interest into the foreseeable future. It is not possible to determine whether any such bills will become law and what effect future legislation would have on our business.

RISK FACTORS

    Certain statements included in this annual report, which use the terms "estimate," "project," "intend," "expect" and other similar expressions are intended to identify forward-looking statements within the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated by such forward-looking statements, including the factors set forth herein and elsewhere in this Annual Report. (See Item 1. "Business" and Item 9. "Management's Discussion and Analysis of Financial Condition and Results of Operations.") Although we believe that the assumptions underlying the forward-looking statements contained in this annual report are reasonable, any of the assumptions could be inaccurate. Therefore, there can be no assurance that the forward-looking statements in this annual report will prove to be accurate. In light of the significant uncertainties inherent in the forward-looking statements included in this report, the inclusion of such information should not be regarded as a representation by us or any other person that our objectives and plans will be achieved.

    PERIOD TO PERIOD FLUCTUATIONS IN OUR OPERATING RESULTS

    Our operating results may fluctuate from period to period for a number of reasons. We have short delivery cycles and as a result we do not have a large order backlog. This makes the forecasting of net sales inherently uncertain. This uncertainty is compounded because each quarter's net sales are predominantly from orders booked and shipped during the last month of that quarter. Furthermore, a disproportionately large amount of sales of the last month of each quarter are booked and shipped in the latter half of the month. Significant annual and quarterly fluctuations in our results of operations may be caused by, among other factors, the timing and composition of orders from our customers, the economic viability of our customers, especially as it impacts the quality of our receivables (please see the risk factor under the caption "Account Receivables" for further details), the mix of distribution channels used by us, the timing of new product announcements and releases by both us and our competitors, currency exchange rate fluctuations and general economic conditions in the geographical areas in which we operate.

    Our future results may also be affected by factors including our ability to continue to develop, introduce and deliver enhanced and new products in a timely manner, to offer new products at competitive prices and to anticipate customer demands. There can be no assurance that the growth in sales achieved by us in prior quarters will continue or that sales or profitability in any particular quarter will not be lower than those of the preceding quarters, including comparable quarters. Our expense levels are based, in part, on expectations of future revenues. If revenue levels are below expectations, operating results are likely to be adversely affected. Net income, if achieved, may be disproportionately affected by a reduction in revenues because the corresponding reduction in expenses may not be proportionate to such reduction in revenues. Because we plan our operating expenses, many of which are relatively fixed in the short term, on the basis that our net sales will continue to grow, even a relatively small shortfall in net sales may cause a period's results to be substantially below expectations. For example, our financial results for the first quarter of 1999 were significantly below expectations. The greater than expected loss was attributed to lower than expected sales, a less favorable sales mix and higher operating expenses, including larger than expected reserves for bad debt and other adjustments.

    As a result, we believe that period-to-period comparisons of our results of operations are not necessarily meaningful and should not be relied upon as indications of future performance. (See Item 9.
"Management's Discussion and Analysis of Financial Condition and Results of Operations.")

    Our share price, like that of other Internet-related companies, is subject to significant volatility. If net sales or earnings in any quarter fail to meet the investment community's expectations, there could be an immediate impact on our stock share price. The stock share price may also be affected by broader market trends unrelated to our performance.

    NEED TO MANAGE GROWTH

    Our annual revenue growth rate was 8% in 1999, 57% in 1998 and 85% in 1997. We have been pursuing aggressive growth by, among other things, making substantial investments in our sales and marketing organizations, creating new research and development programs and increasing funding of existing programs, as well as investments in corporate infrastructure. This strategy involves a high level of operating expenses, and entails complexities associated with managing a larger and growing organization. Although we reduced our worldwide workforce by approximately 40 people in May 1999, we have been and are looking to add additional personnel in key positions involved in serving the telecommunications service provider market, as well as other aspects of our organization. Failure to hire new personnel on a timely basis and integrate them smoothly into our organization could have an adverse effect on our operations. Furthermore, the expenses associated with expanding our management team and hiring new employees may be incurred prior to the generation of any associated revenues. The inability to manage our growth effectively could have a material adverse effect on the quality of our products, our ability to retain key personnel and on our business, financial condition or results of operations.

    SIGNIFICANT HISTORICAL OPERATING LOSSES

    Since our incorporation in 1989, we have had limited sales and have incurred significant operating losses. In 1999, 1998 and 1997, we incurred net losses of approximately $28.39 million (including a one-time charge with respect to restructuring costs of $0.83 million), $23.18 million (including a one-time charge in respect of acquired research and development of $9.6 million), and $7.68 million respectively. Our future prospects must be considered in light of the risks, expenses and difficulties frequently encountered by companies in new and rapidly evolving industries. To address these risks and achieve profitability and increased sales levels, we must, among other things, establish and increase market acceptance of our products and systems, respond effectively to competitive pressures, offer high quality customer service and support, introduce, on a timely basis, advanced versions and enhancements of our products and successfully market and support such advanced versions and enhancements.

    We expect to continue to incur operating losses in 2000 and 2001 and may incur operating losses thereafter. There can be no assurance that we will achieve or sustain significant sales or profitability in the future. (See Item 9. "Management's Discussion and Analysis of Financial Condition and Results of Operations.")

    PRODUCT DEVELOPMENT AND INTRODUCTION

    We are involved in the development and introduction of new products and applications. A number of risks are inherent in this process. The development of new technologies and products is increasingly complex and uncertain, this can delay the introduction of new technology and products, and requires close collaboration and continued technological advancement involving multiple hardware and software design teams and outside suppliers of key components. The failure of any one of these elements could cause new products to fail to meet specifications or to miss aggressive time table that we may establish. As the variety and complexity of our product lines increase, the process of planning production and inventory levels also becomes more difficult.

    Short product life cycles place a premium on our ability to manage the transition from current products to new products. Our results could be adversely affected by factors such as development or manufacturing delays, variations in product costs, and delays in customer purchases of existing products in anticipation of the introduction of new products and the rapidly changing landscape of emerging standards.

    The markets for our products have only recently begun to develop, and are rapidly evolving and characterized by an increasing number of market entrants who have introduced or developed products and services. As is typical in the case of a new and rapidly evolving industry, demand and market acceptance for recently introduced technology products and services are subject to a high level of uncertainty. Broad acceptance of our technology, products and systems is critical to our success and ability to generate revenues. Acceptance of our technology, products and systems will be highly dependent on the functionality, reliability , stability and performance of the products and systems, and particularly of the success of the initial implementation of our products and systems. In addition, acceptance of our technology will depend on matters beyond our control such as the introduction of competing products or technologies into the market before our new technologies and products. There can be no assurance that voice and audio communications over the Internet will become widespread, that connections between IP networks and the PSTN will become widespread or that our ITSP and telecommunications oriented products will gain market acceptance. The adaptation process can be time consuming and costly to both us and our customers and the acceptance of the product or system may depend, to a substantial extent, on the success of the adaptation.

    Because the market for our products is new and evolving, it is difficult to predict its future growth rate, if any, and the size of our market.
There can be no assurance that the market for our products and services will develop or that our products will achieve market acceptance. If the market fails to develop, develops more slowly than expected, or if our products do not achieve market acceptance, our business, financial condition or results of operations will be materially adversely affected. (See Item 1."Business" - Industry Background.)

    Furthermore, products offered by us may contain undetected errors or defects when first introduced or as new versions are released. Our introduction of products with reliability, quality or compatibility problems could result in reduced revenues and orders, uncollectible accounts receivable, delays in collecting accounts receivable and additional costs. There can be no assurance that, despite testing by us or by our customers, errors will not be found in our products after commencement of commercial deployment. Errors of this sort could result in product redevelopment costs and loss of, or delay in, market acceptance. In addition, there can be no assurance that we will not experience in the future significant product returns through both retail and other distribution channels. Any such event could have a material adverse effect on our business, financial condition or results of operations.

    COMPETITION

    Almost all of our current and potential competitors have longer operating histories, greater name recognition, larger installed customer bases and significantly greater financial, technical and marketing resources than us. The competition in the VoIP Communications market is very strong. Competition includes telecommunications companies, data communication companies and pure voice over IP companies product and service companies.

    If we have to lower our prices below current levels, there can be no assurance that we will be able to successfully launch our new products or compete successfully and effectively against other companies' product offerings.

    Various innovative voice, audio, video and other communications alternatives, which may compete with our products are often introduced, and may be introduced in the future. Such new communication alternatives may be based on traditional telephone lines, the Internet or cable networks and may be combined with other computing and broadcasting capabilities.

    We expect that additional companies will compete in the Internet voice and audio communications market. In the future, we may also develop and introduce other products with new or additional telecommunications capabilities or services. As a result of any such development or introductions, we may compete directly with telephone companies and other telecommunications providers. Additional competitors may include companies that currently provide computer software products and services such as telephone, media, publishing and cable television. The ability of some of our competitors to bundle other Internet services and other products with Internet voice products could give these competitors an advantage over us.

    GOVERNMENT REGULATION AND LEGAL UNCERTAINTIES

    We have sold our products directly via the Internet and other channels to customers in over 50 countries. There can be no assurance that the sale and use of those products does not violate telecommunications or other regulations of any of the countries in which our products are marketed and used.

    In the United States, there are currently few laws or regulations directly applicable to voice and audio communications over the Internet, or Internet commerce generally. However, changes in the regulatory environment, particularly in regulations relating to the telecommunications industry, could have an adverse effect on our business. The increased acceptance of voice and audio communications over the Internet could result in intervention by governmental regulatory agencies in the United States or elsewhere in the world under existing or newly enacted legislation and in the imposition of fees or charges on users and providers of products and services in this area. For example, until now, the FCC has prohibited local telephone companies from charging Internet service providers the type of "access charges" that apply to long distance telephone carriers. In April 1998, however, the FCC submitted a report to Congress in which it stated that Phone-to-Phone IP telephony bears the characteristics of telecommunications services, which would subject providers of such services to access charge and universal support obligations, and other common carrier regulations. The FCC for now has decided to defer a definitive resolution of this issue to specific cases as they are brought before it. Although members of Congress, the Administration, and the public have strongly supported the forbearance of telecommunications regulations on services provided through the Internet, it is uncertain at this time what action the FCC will take when a case is brought before it. From time to time members of Congress have considered bills that would variously either impose new restrictions or regulations on IP telephony or restrict agencies from imposing such restrictions or regulations. Bills regarding the Internet are expected to remain the subject of Congressional interest into the foreseeable future. It is not possible to determine whether any such bills will become law and what effect future legislation would have on our business.

    Additionally, the European Commission has requested comments on the regulatory status of voice on the Internet. There can be no assurance that such intervention or imposition of fees or charges would not have a material adverse impact upon the acceptance and attractiveness of Internet voice communications. Legislative proposals from international, federal and state government bodies could also impose additional regulations and obligations upon on-line service providers. The growing popularity and use of the Internet, generally, has increased public focus and could lead to increased pressure on legislatures to impose regulations with respect to, among other things, user privacy, pricing and the characteristics and quality of products and services. We are unable to predict the impact, if any, that future legislation, legal decisions or regulations concerning the Internet may have on our business, financial condition or results of operations. While we are not aware of any proposed federal regulation directly affecting our business, we cannot predict the likelihood that any future legislation will be enacted, nor the financial impact, if any, of such resulting regulation. In the future, we may also develop and introduce other products with new or additional telecommunications capabilities or services, which could be subject to existing federal government regulations or result in the imposition of new government regulations, either in the United States or elsewhere.

    On March 4, 1996, the ACTA, a trade association representing small long distance companies, filed a petition with the FCC, among other things, that the FCC subject developers of Internet voice software like us, to the same FCC regulations as long distance telecommunications carriers .(See "U.S. Federal Communications Commission Regulation.")

    CARRYING AND COLLECTING ACCOUNTS RECEIVABLE

    Trade receivables as of December 31, 1999 amounted to approximately $6.2 million, net of allowances of approximately $6.6 million (mainly a reserve for returns and doubtful debts). The trade receivables represent open accounts to be collected mainly in the two first quarters of 2000. Trade receivables as of March 31, 2000 amounted to approximately $6.9 million, net of allowances of approximately $7.1 million, to be collected in the two following quarters. A portion of the account receivables is a consequence of retail sales and other portions are initial sales to telecommunication companies and value added resellers and other customers. In addition, a portion of our receivables result from credit extended to ITSPs for purchases of our products. Some of these ITSPs may prove to be credit risks. There can be no assurance that any of our accounts receivable will be completely collected.

    INCREASED COSTS OF SALES

    An increasing number of our customers and potential customers are demanding end-to-end turnkey solutions that provide all necessary hardware and software for their VoIP Communications solutions. Accordingly, we have begun to purchase readily available hardware components, such as servers and circuit boards, to integrate into our solutions. The need to buy such components has increased our costs of sales and negatively impacted our gross margins. We expect this trend to continue in 2000. Any continuation or intensification of these trends could delay or prevent us from achieving profitability.

    DEPENDENCE ON KEY PARTNER

    Our relationship with Deutsche Telekom provided for the purchase of $33 million in our products and services by Deutsche Telekom between December 1997 and March 2000. As of December 31, 1999, Deutsche Telekom had purchased $24.4 million of our products and service, and sales to them constituted 49% of our net sales in 1999. In January, 2000 we entered into a product purchase agreement with Deutsche Telekom a Letter of Understanding (the "LOU") valued at approximately $11 million. Under the agreement, we will provide Deutsche Telekom with an application service hosting platform allowing businesses in its Freecall Online program to offer e- commerce and call center customer care service.

    If for any reason, our relationship with Deutsche Telekom is terminated, our business, financial condition and results of operations would be materially adversely affected. In addition, in the event that the LOU expires and is not renewed or replaced by a similar agreement either with Deutsche Telekom or another party, or we are unable to increase sales so as to reduce the percentage of our total sales represented by sales to Deutsche Telekom, our business, financial condition and results of operations would be materially adversely affected.

    DEPENDENCE UPON THE INTERNET INFRASTRUCTURE; RISK OF SYSTEM FAILURE; SECURITY RISKS

    The success of our products is dependent, among other things, on the continued expansion of the Internet and its network infrastructure. There can be no assurance that the infrastructure or complementary products necessary to make the Internet a viable commercial network will continue to be developed. In particular, there can be no assurance that the Internet will retain its current pricing structure with regard to volume, distance (the physical location of any user) and the lack of varying rates for different times of day. Moreover, critical issues concerning the commercial use of the Internet (including security, reliability, cost, ease of use and access and quality of service) remain unresolved and may affect the growth of Internet use. There can be no assurance that the Internet will be able to meet additional demands or its users' evolving requirements on a timely basis, at a commercially reasonable cost, or at all. While we anticipate the continued evolution of the Internet and related infrastructure, any failure to develop accordingly could have a material adverse impact on our business, financial condition or results of operations.

    Our products can be vulnerable to computer viruses or similar disruptive problems. Computer viruses or problems caused by third parties could lead to interruptions, delays or cessation in service. Furthermore, inappropriate use of the Internet by third parties could potentially jeopardize the security of confidential information, such as credit card information used in order to license Internet Phone or the content of Internet phone conversations, which may deter certain potential customers from ordering and using our products. Until more comprehensive security technologies are developed, the security and privacy concerns of existing and potential users may inhibit the growth of the Internet industry in general and the market for our products in particular.

    DEPENDENCE ON KEY PERSONNEL

    Our future success depends to a significant extent upon the continued active participation of Dr. Elon Ganor, our Chairman of the Board of Directors and CEO. We have an employment agreement with Dr. Ganor, which provides that following an initial two-year period that has ended in early 1998, the agreement can be terminated by each party with one-year's notice. In addition, such agreement contains certain non-competition and confidentiality provisions. We have key employee life insurance coverage for Dr. Ganor. The loss of the services of Dr. Ganor could have a material adverse effect on our business.

    Our future is also dependent upon our continuing ability to attract and retain highly qualified personnel, sales and marketing personal and management to perform research and development, commercialize products, and perform the sales and marketing functions required to bring these products to the market. By May 31, 2000, approximately 110 of our employees were engaged in research and development. There is a large demand for highly qualified technical personnel in Israel and competition for such personnel is generally intense. There can be no assurance that we will continue to be successful in attracting and retaining such personnel. (See "Research and Development.")

    DEPENDENCE ON PROPRIETARY TECHNOLOGY; INFRINGEMENT CLAIMS

    Our success is dependent, to a certain extent, upon our proprietary technology. We currently rely on a combination of trade secret, copyright and trademark law, together with non-disclosure and invention assignment agreements, to establish and protect the proprietary rights and technology used in our products. There can be no assurance, however, that such measures will provide commercially significant protection for our proprietary technology, that competitors will not develop products with features based upon, or otherwise similar to, our products or that we will be able to prevent competitors from selling similar products.

    Third parties have asserted patent infringement and other claims against us from time to time. A number of these claims were directed at certain basic and fundamental components of our products. We believe that claims which have been asserted against us, to date, will not have a material adverse effect on our business or financial condition; however, there can be no assurance that third parties will not assert such claims against us in the future or that such present and future claims will not be successful. Patents which relate to basic technologies in the communications and multimedia areas have been recently allowed and patents may be filed in the future which relate to basic technologies incorporated in our products. We could incur substantial costs and diversion of management resources with respect to the defense of any claims relating to proprietary rights which could have a material adverse effect on our business, financial condition and results of operations. Furthermore, parties making such claims could secure a judgment awarding substantial damages, as well as injunctive or other equitable relief which could effectively block our ability to make, use, sell, distribute or otherwise license our products in the United States or abroad. Such a judgment could have a material adverse effect on our business, financial condition and results of operations. Generally, litigation, which could be costly and time consuming, may be necessary to determine the scope and validity of others' proprietary rights or to enforce any patents issued to us, in either case, in judicial or administrative proceedings. In the event a claim relating to proprietary technology or information is asserted against us, we may seek licenses for such intellectual property. There can be no assurance, however, that licenses could be obtained on commercially reasonable terms, if at all, or that the terms of any offered licenses will be acceptable to us. The failure to obtain the necessary licenses or other rights could preclude the sale, manufacture or distribution of our products and, therefore, could have a material adverse effect on our business, financial condition or results of operations. The cost of responding to any such claim may be material, whether or not the assertion of such claim is valid. On February 15, 2000, Multi-Tech Systems, Inc., filed a complaint in the United States District Court for the District of Minnesota, in which it alleged that we and our wholly owned subsidiary VocalTec Communications Inc., as well as other named defendants, infringe four of Multi-Tech's Patents. We intend, together with VocalTec Communications Inc., to vigorously defend the suit. The ultimate outcome, however, cannot determined at this time. (See "Intellectual Property" and Item 3. "Legal Proceedings".)

    The software market has traditionally experienced widespread unauthorized reproduction of products in violation of manufacturers' intellectual property rights. Such activity is difficult to detect and legal proceedings to enforce the manufacturers' intellectual property rights are often burdensome and involve a high degree of uncertainty and costs. We received indications that unauthorized reproduction of it's the registration codes contained in our various software products, such as Internet Phone, may have occurred. This type of reproduction may continue to occur in the future. There can be no assurance that Internet Phone, its registration codes, the VocalTec Telephony Gateway or other of our software products will not experience unauthorized reproduction on a massive scale which may adversely affect our business, financial condition or results of operations.

    DEPENDENCE ON DISTRIBUTORS AND LOCAL AGENTS

    Our marketing strategy includes sales through distributors. Our marketing efforts could be adversely affected by changes in the financial condition of our distributors, value added resellers and agents, or by other changes to their respective businesses. There is no assurance that we will be successful in extending the term of our various agreements or in establishing similar relationships with other entities if our current agreements are not extended. Although we believe that our relationship with our distributors, value added resellers and agents is generally good, the loss of our distributors or any event negatively affecting their financial condition could have a material adverse effect on our business, financial condition or results of operations. (See "Marketing and Distribution.")

    EXPANSION INTO NEW INTERNATIONAL MARKETS

    A substantial portion of our sales are made directly or indirectly into international markets. A key component of our strategy is to continue to penetrate international markets, the most significant of which are the United States, the Far East and Europe. There are certain risks inherent in conducting business in international markets, including unexpected changes in regulatory requirements, export restrictions, tariffs and other trade barriers, difficulties in staffing and managing foreign operations, longer payment cycles, difficulties in collecting accounts receivable, political instability, and seasonal reductions in business activities, all of which adversely impact the success of our international operations. There can be no assurances that one or more of such factors will not have a material adverse effect on our international operations and, consequently, on our business, financial condition or results of operations. (See "Marketing and Distribution.")

    IMPACT OF INFLATION AND CURRENCY FLUCTUATIONS

    The vast majority of our sales are made in dollars and most of our expenses are in dollars and NIS. The cost of our operations in Israel, as expressed in dollars, is influenced by the extent to which any increase in the rate of inflation is not offset by the devaluation of the NIS in relation to the dollar. In 1999, we experienced an increase in the cost of our operations in Israel, as expressed in dollars, as inflation in Israel exceeded the devaluation of the NIS against the dollar. The increase in the cost of our operations in Israel, as expressed in dollars, relates primarily to the cost of salaries in Israel, a substantial portion of which are paid in NIS linked to the Consumer Price Index in Israel. Although to date we have not, we may in the future, to the extent we deem it advisable, purchase forward currency options to decrease such risk. (See Item 9. "Management's Discussion and Analysis of Financial Condition and Results of Operations" - Impact of Inflation and Currency Fluctuations and Item 9A. "Quantitative and Qualitative Disclosures about Market Risk" - Investment Portfolio.)

    FUTURE CAPITAL NEEDS; UNCERTAINTY OF ADDITIONAL FINANCING

    We may need to raise additional funds through public or private debt or equity issuance in order to take advantage of unanticipated opportunities, including more rapid international expansion or acquisitions of complementary businesses or technologies, to develop new products or to otherwise respond to unanticipated competitive pressures. Additional funding, whether obtained through public or private debt or equity financing, from strategic alliances or from the OCS, may not be available when needed or may not be available on terms acceptable to us, if at all.

    Failure to secure needed additional financing, if and when needed, may have a material adverse effect on our business, financial condition and results of operations. If additional funds are raised through the issuance of equity securities, the net tangible book value per share may decrease, the percentage ownership of our then current shareholders may be diluted and such equity securities may have rights, preferences or privileges senior or more advantageous to those of the holders of our ordinary shares.

    There can be no assurance that additional financing will be available on terms favorable to us, or at all. If adequate funds are not available or are not available on acceptable terms, we may not be able to take advantage of unanticipated opportunities, develop new products or otherwise respond to competitive pressures. Such inability could have a material adverse effect on our business, financial condition or results of operations. (See
Item 9. "Management's Discussion and Analysis of Financial Condition and Results of Operations"--Liquidity and Capital Resources.)

    MAKING AND INTEGRATING ACQUISITIONS

    One of our business strategies is to pursue acquisitions of complementary businesses, products and technologies. To date, we have had limited experience in making such acquisitions.

    In March, 1998, we acquired substantially all of the assets of RADLinx Ltd., a leader in standards-based real-time fax over the Internet. The acquisition was intended to expand our product line by adding in-house fax capabilities.

    We have no current understandings, commitments or agreements with respect to any other acquisitions. However, acquisitions of companies involve a number of risks including the difficulty of assimilating the operations and personnel of the acquired companies and of maintaining uniform standards, controls and policies. There can be no assurance that technology or rights acquired by us will be incorporated successfully into products we introduce or market, that such products will achieve market acceptance or that we will not encounter other problems in connection with such acquisitions.

    Integrating the products, business and personnel from such acquisitions requires significant management time and skills. Integrating acquired companies may place significant demands on our operations and financial resources. Acquisitions of companies involve financial, operational and legal risks, including the difficulty of assimilating operations and personnel of the acquired companies and of maintaining uniform standards, controls, procedures and policies, and the possibility of divesting partial segments of any acquisition that does not fit our business strategy. There can be no assurance that we will be successful in making additional acquisitions or effective in integrating such acquisitions. Any failure to effectively integrate future acquisitions could have a material adverse effect on our business, financial condition and results of operations. If we consummate one or more significant acquisitions in which the consideration consists of ordinary shares, shareholders would suffer significant dilution of their interests in us.

    POSSIBLE VOLATILITY OF SHARE PRICE

    The stock market has from time to time experienced significant price and volume fluctuations which have particularly affected the market prices of the stocks of high technology, Internet-related and Israeli companies, including ourselves, and which may be unrelated or disproportionate to the operating performance of particular companies. Factors such as quarterly variations in actual or anticipated operating results, changes in earnings estimates by analysts, market conditions in the industry, analysts reports, announcements by competitors, regulatory actions or other events or factors, including the risk factors described herein and general economic conditions may have a significant effect on the market price of our ordinary shares. In the past, following volatility in the market price of a company's securities, securities class action litigation has often been instituted against such a company. Such litigation could result in substantial costs and a diversion of management's attention and resources, which would have a material adverse effect on our business, operating results and financial condition. (See Item 9. "Management's Discussion and Analysis of Financial Condition and Results of Operations" --Variability of Quarterly Operating Results" and Item 5. "Nature of Trading Market.")

    CONTROL BY PRINCIPAL SHAREHOLDERS

    As of May 31, 2000 our principal shareholders, including our directors and certain executive officers, beneficially owned more than 30% of the outstanding ordinary shares of our company. Certain principal shareholders entered into shareholders agreements concerning, among other things, the election of directors. As a result, such shareholders together have the ability to significantly influence the election of our directors and most corporate actions.

    PASSIVE FOREIGN INVESTMENT - OUR STATUS

    Depending on various factors described below for United States income tax purposes, we could be characterized as a passive foreign investment company ("PFIC"). Such characterization could result in adverse United States tax consequences to U.S. Holders (as hereinafter defined) which may be eliminated or ameliorated by a QEF Election (as hereinafter defined) that is made or effective for any year in which we are a PFIC. Each U.S. Holder will be responsible for making this QEF Election on such holder's own tax return. Failure to make a QEF Election may cause any gain recognized on the sale or disposition of our ordinary shares to be treated as ordinary income for U.S. Holders. U.S. Holders should consult their United States tax advisors with respect to the United States tax consequences of investing in our ordinary shares, and the benefits of a QEF Election, as applied to their own circumstances. We believe that in 1998 we were not a PFIC and we intend to continue to manage our business so as to avoid PFIC status to the extent consistent with its other business goals. (See "Taxation and Foreign Exchange Regulations--U.S. Federal Tax Considerations".)

RISKS RELATING TO OPERATIONS IN ISRAEL

    LOCATION IN ISRAEL

    We are incorporated under the laws of, and our principal offices and research and development facilities are located in, the State of Israel. Although virtually all of our sales currently are made to customers outside Israel, we are nonetheless directly influenced by the political, economic and military conditions affecting Israel, and any major hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners could have a material adverse effect on our business, financial conditions or results of operations.

    GOVERNMENT PROGRAMS AND TAX BENEFITS

    We benefit from certain government programs and tax benefits, particularly as a result of the "Approved Enterprise" status of certain existing facilities and approved programs. To be eligible for these programs and tax benefits, we must continue to meet certain conditions, including making certain specified investments in fixed assets. If we fail to meet such conditions in the future, we could be required to refund tax benefits already received. There can be no assurance that such programs and tax benefits will be continued at their current levels or otherwise. The termination or reduction of certain programs and tax benefits (particularly benefits available to us as a result of the "Approved Enterprise" status of certain of our existing facilities and approved programs) could have a material adverse effect on our business, financial condition or results of operations. We received approval of an extension of an existing Approved Enterprise program and approval of an additional Approved Enterprise program. (See Item 7. "Taxation" - Israeli Tax Considerations.)

    INFLATION AND CURRENCY FLUCTUATIONS

    We generate most of our revenues in dollars but incur the majority of our expenses in NIS. As a result, we are exposed to risk to the extent that the rate of inflation in Israel exceeds the rate of devaluation of the NIS in relation to the dollar and or if the timing of such devaluation lags behind inflation in Israel. In that event, the dollar cost of our operations in Israel will increase and our dollar-measured results of operations will be adversely affected. Our operations also could be adversely affected if we are unable to guard against currency fluctuations in the future. Accordingly, we may enter into currency hedging transactions to decrease the risk of financial exposure from fluctuations in the exchange rate of the dollar against the NIS. These measures, however, may not adequately protect us from material adverse effects due to the impact of inflation in Israel. (See Item 9. "Management's Discussion and Analysis of Financial Condition and Results of Operations"- Impact of International Currency Fluctuations and Item 9A. "Quantitative and Qualitative Disclosures About Market Risks.")

ITEM 2.   DESCRIPTION OF PROPERTY

    Until July 1999, our executive offices and marketing, sales and customer support operations occupied approximately 9,900 square feet in Herzliya, Israel, pursuant to a lease that expired in July 1999. The monthly rental fee for these offices was approximately $12,000, linked to the Israeli Consumer Price Index (CPI).

    At the same time, our research and development operations occupied approximately 35,000 square feet in Herzliya, Israel, pursuant to a lease expiring in June 2002. We paid a monthly rental fee of approximately $63,000 linked to the Israeli CPI for these facilities.

    As of July 1999, our entire headquarters were located in these new facilities occupying approximately 49,400 square feet (including the portion previously occupied by our research and development operations), pursuant to a lease expiring in June 2002, with an option to extend the lease for an additional ten years ending in June 2012. We pay a monthly rental fee of approximately $89,000 linked to the Israeli CPI for these facilities.

    Since May 1992, we have operated sales, marketing and customer support facilities in Northvale, New Jersey. In 1998 and early 1999, the facilities occupied approximately 9,200 square feet, for which we paid a monthly rental fee of approximately $9,700. On April 19, 1999, we relocated our New Jersey operations to new facilities occupying approximately 16,500 square feet in Fort Lee, New Jersey, pursuant to a lease expiring April 30, 2004. We pay a monthly rental fee of approximately $29,000 for these facilities.

    Between April 1996 and November 1999, we conducted a portion of our research and development operations in the U.K. Since August 1996, our U.K. offices in Tongham, Surrey, have occupied approximately 2,200 square feet, pursuant to a lease that expired in December 1999. We paid a monthly rental fee of approximately $3,600 for these facilities.

    Since January 1998, we have operated pre-sale and post-sale customer support facilities in Tokyo, Japan, occupying approximately 925 square feet, pursuant to a lease that expired in January 2000 and was extended until January 2002 under the same terms. We pay a monthly rental fee of approximately $3,800 for these facilities.

    Since May 1, 1999, we have operated pre-sale and post-sale customer support facilities in Bonn, Germany. Initially, the facilities occupied approximately 500 square feet, pursuant to a lease that expired on August 15, 1999, for a monthly rental fee of approximately $2,600. On August 16, 1999 we relocated our German operations to new facilities occupying approximately 850 square feet, pursuant to a lease agreement that expires on June 30, 2002, with an option to extend the lease for an additional two years. We pay a monthly rental fee of approximately $2,200 for these facilities.

    Since August 1, 1999 we have operated pre-sale and post-sale customer support facilities in Beijing, China, occupying approximately 1,050 square feet, pursuant to a lease expiring on July 31, 2002. We pay a monthly rental fee of $3,700 for these facilities.

    We believe that the properties described above are in good condition and are adequate to meet our current and foreseeable needs.

ITEM 3.   LEGAL PROCEEDINGS

    From time to time, we are involved in various routine legal proceedings incident to the ordinary course of our business. We do not believe that the outcome of these pending legal proceeding will have a material adverse effect on our business or consolidated financial condition.

    On February 15, 2000, Multi-Tech Systems, Inc., filed a complaint in the United States District Court for the District of Minnesota, in which it alleged that we and our wholly owned subsidiary VocalTec Communications Inc., as well as other named defendants, infringe four of Multi-Tech's Patents. We intend, together with VocalTec Communications Inc., to vigorously defend the suit. The ultimate outcome, however, cannot be determined at this time.

ITEM 4.   CONTROL OF REGISTRANT

    To our knowledge, (A) we are not directly or indirectly owned or controlled (i) by another corporation or (ii) by any foreign government and
(B) there are no arrangements, the operation of which may at a subsequent date result in a change in control of VocalTec.

    The following table sets forth, as of May 31, 2000, the number of our ordinary shares, which constitute our only voting securities, beneficially owned by (i) all shareholders known to us to own more than 10% of our outstanding ordinary shares, and (ii) all of our directors and executive officers as a group.



                                           ORDINARY SHARES BENEFICIALLY
                                           ----------------------------
                                                       OWNED
                                                       -----
NAME AND ADDRESS                               NUMBER         PERCENT
----------------                               ------         -------
Deutsche Telekom A.G. (1)                     2,300,000       19.02%
Friedrich-Ebert-Allee 140
D-53113 Bonn, Germany

LaCresta International Trading Inc. (2)       1,185,050        9.61%
c/o L.C.I.T. S.A Dufourstrasse 131
P.O.B. 219 Zurich 8034, Switzerland

Officers and directors as a group (3)         2,066,866       16.44%
(14 persons)


-------------------------------
(1) Deutsche Telekom is a party to a Shareholders Agreement, dated December 29, 1997, with LaCresta International Trading Inc. ("LaCresta"), Messrs. Haramaty, Cohen, Ganor and Tal and the Polaris Fund I.L.P. ("Polaris"), and may therefore be deemed to beneficially own all the ordinary shares held by the other parties thereto. (See
     Item 13. "Interest of Management in Certain Transactions.")

(2) LaCresta is a party to the Shareholders Agreement, dated January 31, 1996, with Mr. Haramaty, Mr. Cohen, and Polaris and may therefore be deemed to beneficially own the 642,500 ordinary shares held by the other parties thereto. (See Item 13. "Interest of Management in Certain Transactions.")

     Dr. Elon Ganor, who is VocalTec's Chairman of the Board and Chief Executive Officer, and Ami Tal, who is VocalTec's Chief Operating Officer, Senior Vice President of Global Sales and a Director, each own 50% of the outstanding voting shares of LaCresta. Dr. Ganor and Mr. Tal are also brothers-in-law.

     Includes (i) options for 170,000 ordinary shares held by Dr. Ganor that are exercisable within 60 days of the date stated above and (ii) options for 75,000 ordinary shares held by Mr. Tal that are exercisable within 60 days of the date stated above.

(3) Includes (i) 484,316 ordinary shares for which options granted to officers and directors of our Company are exercisable within 60 days of the date stated above, (ii) 940,050 ordinary shares held by LaCresta, which may be deemed to be beneficially owned by Dr. Ganor and Mr. Tal and (iii) 12,500 ordinary shares held by Polaris, which may be deemed to be beneficially owned by Rami Kalish, a director of our company. Does not include 510,684 ordinary shares for which options granted to officers and directors of our company are outstanding but are not currently exercisable.

ITEM 5.     NATURE OF TRADING MARKET

      Our ordinary shares have been quoted on the Nasdaq National Stock Market, Inc. since February 7, 1996 under the symbol "VOCLF," which was changed to "VOCL" on April 20, 1999. Through May 31, 2000, for the periods indicated, the high and low reported sale prices of our ordinary shares as respected by Nasdaq were as follows:


                                   HIGH         LOW
                                   ----         ---

1998
----
First Quarter                     24 5/8       17 3/4
Second Quarter                    21 3/4         10
Third Quarter                     14 1/4       7 5/16
Fourth Quarter                   15 9/16       5 9/16

1999
----
First Quarter                     17 1/4       10 3/16
Second Quarter                    14 3/8        9 5/8
Third Quarter                    15 13/16        8
Fourth Quarter                    19 3/4        9 7/8

2000
----
First Quarter                     53 1/4      14 15/16
Second Quarter                    29 1/4        121/2
(through May 31, 2000)

      As of May 31, 2000, 12,090,520 of our ordinary shares were issued and outstanding. At such date, the last reported sale price of the ordinary shares was $16 per share and the ordinary shares were held by 135 record holders. 108 holders, who collectively held approximately 80% of the outstanding ordinary shares, are shown on our records as having United States addresses. The number of record holders in the United States is not representative of the number of beneficial holders nor is it representative of where such beneficial holders are resident since many of these ordinary shares were held of record by brokers or other nominees.

ITEM 6.     EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY HOLDERS

      While the State of Israel has, in the past, maintained extensive controls on foreign currency, these regulations were, in large part, lifted in 1998. There are currently no Israeli currency control restrictions on payments of dividends or other distributions with respect to our ordinary shares or the proceeds from the sale of shares, except for the obligation of Israeli residents to file reports with the Bank of Israel regarding certain transactions. However, legislation remains in effect pursuant to which currency controls can be imposed by administrative action at any time.

      Non-residents of Israel who purchase our securities with non-Israeli currency will be able to repatriate dividends (if any), liquidation distributions and the proceeds of any sale of such securities, into non-Israeli currencies at the rate of exchange prevailing at the time of repatriation, provided that any applicable Israeli taxes have been paid (or withheld) on such amounts.

      Neither our Articles of Association nor the laws of the State of Israel restrict in any way the ownership or voting of ordinary shares by non-residents of Israel, except with respect to citizens of countries which are in a state of war with Israel.

ITEM 7.     TAXATION

      The following is a summary of the current tax structure, which is applicable to companies in Israel, with special reference to its effect on our company, and certain Israeli Government programs benefitting our company. The following also contains a discussion of certain Israeli and U.S. tax consequences to persons purchasing the ordinary shares. To the extent that the discussion is based on new tax legislation, which has yet to be subject to judicial or administrative interpretation, there can be no assurance that the views expressed in the discussion will accord with any such interpretation in the future. The discussion is not intended and should not be construed as legal or professional tax advice and is not exhaustive of all possible tax considerations.

      The following summary is included herein as general information only and is not intended as a substitute for careful tax planning. Accordingly, each investor should consult his or her own tax advisor as to the particular tax consequences to such invest of the purchase, ownership or sale of an ordinary share, including the effect of applicable state, local, foreign or other tax laws and possible changes in the tax laws.

ISRAELI TAX REFORM PROPOSALS

      In May, 2000, a committee of the Israeli Ministry of Finance recommended a major reform of the Israeli tax law. The proposal recommends, among other things, certain material changes in the current Israeli tax structure. Some of these changes, if made, could have adverse tax consequences on us, as well as on our shareholders. Although, the tax reform must be approved by the Israeli Parliament prior to becoming effective, the Israeli Minister of Finance has enacted certain directives related to the committee's proposals with immediate effect. We cannot predict whether, and to what extent, the committee's proposals, will eventually be adopted and enacted into law. Significant changes recommended by the committee include, among others: Imposing a capital gains tax of 25% on individuals, and possibly a higher rate on corporate entities, on sales of our ordinary shares, subject to any applicable tax treaty. Replacing the existing tax exemption granted with respect to income generated from an Approved Enterprise under the "alternative package of benefits" with a 10% tax rate, and eliminating the differences between foreign and Israeli investors with respect to the tax rates applicable to income derived from an Approved Enterprise.

ISRAELI TAX CONSIDERATIONS

      GENERAL CORPORATE TAX STRUCTURE

      The regular rate of corporate tax which Israeli companies are subject to, has decreased in the last few years and is currently 36%. However, the effective rate of tax payable by a company (such as ours) which derives income from an "Approved enterprise" (as further discussed below) may be considerably lower. (See "Law for the Encouragement of Capital Investments, 1959.")

      Dividends received by an Israeli corporation from foreign subsidiaries are generally subject to Israeli tax of up to 25% regardless of its status as an Approved enterprise.

      LAW FOR THE ENCOURAGEMENT OF INDUSTRY (TAXES), 1969

      Pursuant to the Law for the Encouragement of Industry (Taxes), 1969, a company qualifies as an "Industrial Company" if it is a resident of Israel and at least 90% of its gross income in any tax year (exclusive of income from defense loans, capital gains, interest and dividends) is derived from an "industrial enterprise" it owns. An "industrial enterprise" is defined as an enterprise whose major activity, in a given tax year, is industrial production activity.

      We believe that we qualify as an Industrial Company. Accordingly, we are entitled to certain tax benefits, including a deduction of 12.5% per annum on the purchase of patents or certain other intangible property rights (other than goodwill) over a period of eight years beginning with the year in which such rights were first used. In addition, we are entitled to a deduction of 33% per annum on expenses incurred in connection with the issuance of publicly traded shares over a period of three years from the time the expenses were incurred.

      The tax laws and regulations dealing with the adjustment of taxable income for local inflation provide that an industrial enterprise, like us, is eligible for special rates of depreciation deductions. These rates vary in the case of plant and machinery according to the number of shifts in which the equipment is being operated and range from 20% to 40% on a straight-line basis, or 30% to 50% on a declining balance basis (instead of the regular rates which are applied on a straight-line basis).

      Moreover, industrial enterprises which are approved enterprises (see below) can choose between (a) the special rates referred to above and (b) accelerated regular rates of depreciation applied on a straight-line basis with respect to property and equipment, generally ranging from 200% (with respect to equipment) to 400% (with respect to buildings) of the ordinary depreciation rates during the first five years of service of these assets, provided that the depreciation on a building may not exceed 20% per annum. In no event may the total depreciation exceed 100% of the cost of the asset.

      Eligibility for benefits under the Encouragement of Industry Law is not contingent upon the approval of any government agency. No assurance can be given that we will continue to qualify as an Industrial Company, or will avail ourselves of any benefits under this law in the future or that Industrial Companies will continue to enjoy such tax benefits in the future.

      LAW FOR THE ENCOURAGEMENT OF CAPITAL INVESTMENTS, 1959

      General. Certain of our production and development facilities have been granted approved enterprise status pursuant to the Law for the Encouragement of Capital Investments, 1959. Each approval for approved enterprise status relates to a specific investment program, delineated both by the financial scope of the investment, including sources of funds, and by the physical characteristics of the facility or other assets. The tax benefits available under any approval relate only to taxable income attributable to the specific investment program and are contingent upon meeting the criteria set out in the instrument of approval.

      Subject to certain provisions concerning income and subject to the Alternative Benefits (see below), any distributed dividends are deemed attributable to the entire enterprise, and the effective tax rate and the effective withholding tax rates represent the weighted combination of the various applicable tax rates.

      The undistributed income derived from each of our approved enterprise programs is tax- exempt for a two year period beginning with the first year in which it generates otherwise taxable income and is subject to a reduced tax rate for the remainder of the benefit period.

      Tax Benefits. Income derived from an approved enterprise is subject to corporate tax at the reduced rate of 25% subject to exceptions discussed below, until the earlier of (a) seven consecutive years commencing in the year in which the specific approved enterprise first generates taxable income (which income is not offset by deductions attributable to the other sources), (b) 12 years from the year of commencement of production or (c) 14 years from the year of approval of the approved enterprise status.

      A company owning an approved enterprise which was approved after April 1, 1986 may elect to forego the entitlement to grants or state guarantees and apply for an alternative package of tax benefits. These benefits provide that undistributed income from the approved enterprise is fully tax exempt from corporate tax for a defined period. The tax holiday ranges between two and ten years from the first year of taxable income subject to the limitations as described above, depending principally upon the geographic location within Israel and the type of the Approved Enterprise. Upon expiration of the tax holiday, the approved enterprise is eligible for a beneficial tax rate (25%), for the remainder of the otherwise applicable period of benefits, as described above.

      Dividends paid out of income derived by an approved enterprise and dividends received from a company out of dividends it received from an approved enterprise are generally subject to withholding tax at the rate of 15% (deductible at the source). In the case of companies , which do not qualify as an FIC, which is at least 25% owned by non Israeli residents, the reduced rate of 15% is limited to dividends and distributions out of income derived during the benefits period and actually paid at any time up to 12 years thereafter. In addition, a company which elects the alternative benefits package and which, at any time, pays a dividend out of income derived from its approved enterprise during the tax holiday period, will be subject to corporate tax at the otherwise applicable rate of 25% on the income grossed up out of which such dividend has been paid an additional 15% withholding tax in respect of the amount distributed. We have elected the alternative benefits with respect to our current approved enterprise, including the exemption pursuant to which we will enjoy a tax holiday for a period of two years and reduced tax rates for an additional period of up to eight years (depending on the percentage of foreign stock ownership in our company).

      The tax benefits available to an Approved Enterprise relate only to taxable income attributable to that specific enterprise and are contingent upon the fulfillment of the conditions stipulated by the Investment Law, the regulations published thereunder and the instruments of approval for the specific investments in the Approved Enterprises. In the event of our failure to comply with these conditions, the tax and other benefits could be canceled, in whole or in part, and we might be required to refund the amount of the canceled benefits, together with the addition of CPI linkage difference and interest. We believe that our Approved Enterprise substantially complies with all such conditions at present, but there can be no assurance that it will continue to do so.

      A company which qualifies as an FIC is a company, like us, more than 25% of whose share capital (in terms of shares, rights to profit, voting and appointment of directors), and of whose combined share and loan capital, is owned, directly or indirectly, by persons who are not residents of Israel, is entitled to further tax benefits relating to its approved enterprises. Such a company will be eligible for an extension of the period of tax benefits for its approved enterprises (up to ten years) and further tax benefits, should the level of its foreign investment rise above 49%. Notwithstanding the foregoing, proceeds received from the sale of our products may be deemed to be royalties under the domestic law of the country of residence of the purchaser/licensee or under an applicable tax treaty and as such subject to withholding tax in such country. For instance, proceeds received by our company from the sale of our software in the United States might be treated as royalties and as such subjected to U.S. withholding tax of either 10% or 15%, pursuant to the U.S.-Israel Tax Treaty.

      Where withholding tax is paid by our company to the country of residence of the purchaser/licensee, such tax would generally be creditable by our company for Israeli income tax purposes, pursuant to any relevant income tax treaty and under Israeli law against income derived from the same source. However, where we do not have taxable income for Israeli tax purposes because of the application of a tax holiday available to Approved Enterprise for example or because of losses for tax purposes, we would have no Israeli tax liability against which to credit the foreign withholding tax. Furthermore, under Israeli law, we can not carry forward such unused credit for benefit in future tax years.

      From time to time, the Government of Israel has discussed reducing the benefits available to companies under the Investment Law. The termination or substantial reduction of any of the benefits available under the Investment Law could have a material adverse effect on future investments by our company in Israel.

      TAXATION UNDER INFLATIONARY CONDITIONS

      The Income Tax Law (Inflationary Adjustments), 1985 ("Inflationary Adjustments Law") is intended to neutralize the erosion of capital investments in business and to prevent tax benefits resulting from deduction of inflationary interest expenses. This law applies a supplementary set of inflationary adjustments to the normal taxable income computed under regular historical cost principles.

      The Inflationary Adjustments Law introduced a special tax adjustment for the preservation of equity, based on changes in the CPI, whereby certain corporate assets are classified broadly into fixed (inflation-resistant) assets and non-fixed assets. Where shareholders' equity, (as defined in the Inflationary Adjustment Law), exceeds the depreciated cost of fixed assets (as defined in the Inflationary Adjustment
Law), a tax deduction which takes into account the effect of the annual rate of inflation on such excess is allowed (up to a ceiling of 70% of taxable income for companies in any single year, with the unused portion carried forward on a CPI-linked basis, without limit). If the depreciated cost of such fixed assets exceeds shareholders' equity, then such excess, multiplied by the annual inflation rate, is added to taxable income.

      Under the Inflationary Adjustments Law, results for tax purposes are measured in real terms, in accordance with the changes in the CPI. We are taxed under this law. The discrepancy between the change in (i ) the CPI and (ii) the exchange rate of the Israeli currency to the dollar, each year and cumulatively, may result in a significant difference between taxable income and the income denominated in dollars as reflected in our financial statements (which are reported in dollars). In addition, subject to certain limitations, depreciation of fixed assets and losses carried forward are adjusted for inflation on the basis of changes in the Israeli CPI.

      TAX BENEFITS AND GOVERNMENT SUPPORT FOR RESEARCH AND DEVELOPMENT

      Israeli tax laws have allowed, under certain conditions, a tax deduction in the year incurred for expenditures (including capital expenditures) in scientific research and development projects, if the expenditures are approved or funded by the relevant Israeli Government Ministry (determined by the field of research) and the research and development is for the promotion of the enterprise and is carried out by or on behalf of our company seeking such deduction. Expenditures not so approved or funded are deductible over a three-year period, however grants made available to our company by the Israeli Government are not included in the amount of the R&D expenses.

      Under the law for the Encouragement of Industrial Research and Development, 1984 (the "Research Law"), research and development programs approved by a research committee of the OCS are eligible for grants of up to 66% of the project's expenditures (depending on the circumstances) upon meeting certain criteria, against payment of royalties from the sale of the product developed in accordance with the program. We are generally required to pay royalties at a rate of 3%-5% of sales of products developed with such grants, up to a dollar-linked amount equal to 100% (in the past up to-150%). Effective for grants received from the OCS under programs approved after January 1, 1999 the outstanding balance of such grants to be repaid through the payments of royalties will be subject to interest at a rate equal to LIBOR for 12 months applicable to dollar deposits. The funds generally available for OCS grants were reduced in 1998 and remained at the same level in 1999, and the Israeli authorities have indicated that the government may further reduce or abolish OCS grants in the future. Generally, the Research Law requires that the manufacture of any product developed as a result of research and development funded by the Israeli Government shall take place in Israel. It also provides that know-how from the research and development which is used to produce the product may not be transferred to third parties without the approval of a research committee. Such approval is not required for the export of any products resulting from such research or development. (See "Business Research and Development.")

      However, under the Regulations, in the event that any of the manufacturing volume is not performed in Israel, if approved by the OCS, we would be required to pay an increased royalty and the payback sum is 120%, 150% or 300% of the grant if the manufacturing volume that is performed outside of Israel is less than 50%, between 50% and 90% and more than 90% or more, respectively. The Regulations are effective as to January 1, 1994, but under the Regulations, the increased rate applies from January 1996.

      TAXATION OF NON-ISRAELI SUBSIDIARIES

      The taxation of our subsidiaries, which is managed or controlled outside of Israel, is based upon applicable tax laws in the country of residence of the particular subsidiary.

      CAPITAL GAINS AND INCOME TAXES APPLICABLE TO NON-ISRAELI SHAREHOLDERS; ESTATE AND GIFT TAX

      Israeli law generally imposes a capital gains tax on the sale of securities and any other capital asset. The basic tax rate applicable to corporations is currently 36% in 1997 and thereafter. From 1994, the maximum tax rate for individuals was fixed at 50%. These rates are subject to the provisions of any applicable bilateral double taxation treaty. The treaty concerning double taxation between the United States and Israel (the "Treaty") is discussed below.

      Under existing regulations, as long as our ordinary shares are quoted on Nasdaq (or listed on a stock exchange recognized by the Israeli Ministry of Finance) and we continue to qualify as an Industrial Company under the Industry Law, gains on the sale of the ordinary shares will generally be exempt from Israeli capital gains tax. There can be no assurance that we will maintain such listing or qualification. Notwithstanding the foregoing, dealers in securities in Israel are taxed at regular tax rates applicable to business income. The foregoing exemption does not apply to companies subject to the Inflationary Adjustments Law.

      Individuals who are non-residents of Israel are subject to a graduated income tax on income derived from sources in Israel. On the distribution of dividends other than stock dividends, income tax at the rate of 25% (15% in the case of dividends distributed from the taxable income attributable to an Approved Enterprise) is withheld at source, unless a different rate is provided in a treaty between Israel and the shareholder's country of residence. A non-resident of Israel who has interest, dividend or royalty income derived from or accrued in Israel, from which tax was withheld at source, is generally exempt from the duty to file tax returns in Israel in respect of such income, provided such income was not derived from a business conducted in Israel by the taxpayer.

      Israel presently has no estate or gift tax.

      U.S.-ISRAEL TAX TREATY

      The Treaty became effective as of January 1, 1995. Under the Treaty, the maximum tax on dividends paid to a holder of ordinary shares who is a resident of the United States will be 25%; as noted above, however, under the Investment Law and the Treaty, dividends generated by an Approved Enterprise are taxed at the rate of 15%. The Treaty further provides that a 12.5% Israeli dividend withholding tax would apply to dividends paid to a U.S. corporation owning 10% or more of an Israeli company's voting stock for, in general, the current and preceding taxable years of the Israeli company. The lower 12.5% rate applies only to dividends from income not derived from an Approved Enterprise in the applicable period and does not apply if we have certain amounts of passive income. Residents of the United States generally will have withholding tax in Israel deducted at source. They may be entitled to a credit or deduction for U.S. federal income tax purposes in the amount of the taxes withheld, subject to detailed rules contained in the Treaty and in U.S. tax legislation. (See "--U.S. Federal Income Tax Considerations, --Taxation of U.S.
Holders and--Distributions.")

      As noted above, under current Israeli law, capital gains on the sale of ordinary shares are exempt from Israeli capital gains tax, provided certain conditions are met. Additionally, even where the aforementioned conditions are not satisfied, pursuant to the Treaty, sale, exchange or disposition of ordinary shares by a person who qualifies as a resident of the United States within the meaning of the Treaty and who is entitled to claim the benefits afforded to such residents under the Treaty ("Treaty U.S. Resident") would not be subject to Israeli capital gains tax unless such Treaty U.S. Resident holds, directly or indirectly, shares representing 10% or more of the voting power of our company during any part of the 12-month period preceding such sale, exchange or disposition. A sale, exchange or disposition of ordinary shares by a Treaty U.S. Resident who holds, directly or indirectly, shares representing 10% or more of the voting power of our company at any time during such preceding 12-month period would be subject to such Israeli tax (unless Israeli law provides an exemption, as described above); however, under the Treaty, such Treaty U.S. Resident would be permitted to claim a credit for such taxes against the U.S. income tax imposed on any gain from such sale, exchange or disposition, subject to the limitations applicable to foreign tax credits generally under U.S. federal income tax law.

U.S. FEDERAL TAX INCOME CONSIDERATIONS

      The following discussion of United States federal income tax considerations is based on the United States Internal Revenue Code of 1986, as amended (the "Code"), Treasury regulations, judicial decisions and published positions of the United States Internal Revenue Service (the "IRS"), all as in effect on the date hereof. This discussion does not address all aspects of U.S. federal income taxation (including potential application of the alternative minimum tax) that may be relevant to a particular shareholder based on such shareholder's particular circumstances. In particular, the following discussion does not address the U.S. federal income tax consequences of purchasing, holding or disposing of ordinary shares to shareholders who own (directly, indirectly or through attribution) 10% or more of our outstanding voting stock or who are broker-dealers, insurance companies, tax-exempt organizations, financial institutions, non-resident aliens of the United States or taxpayers whose functional currency is not the dollar. The following discussion also does not address any aspect of state, local or non-U.S. tax laws. Further, this summary generally considers only a U.S. Holder (as defined below) that will own ordinary shares as capital assets (generally, assets held for investment) and does not consider the tax treatment of persons who will hold ordinary shares through a partnership or other pass-through entity. Each prospective investor is advised to consult such person's own tax advisor with respect to the specific U.S. federal, state and local tax consequences to such person of purchasing, holding or disposing of ordinary shares.

      TAXATION OF U.S. HOLDERS

      For purposes of this discussion, a "U.S. Holder" is any holder of ordinary shares who is: (i) a citizen or resident of the United States:
(ii) a corporation partnership or limited liability company organized under the laws of the United States or any state thereof or the District of Columbia; (iii) an estate the income of which is included in gross income for U.S. federal income tax purposes regardless of source; or (iv) a trust, generally if a U.S. court is able to exercise primary supervision over its administration and one or more U.S. fiduciaries have the authority to control all of its substantial decisions.

      Distributions. While it is not anticipated that we will pay dividends in the foreseeable future, the gross amount of any distribution from our company received by a U.S. Holder which is treated as a dividend for U.S. federal income tax purposes (before reduction for any Israeli tax withheld at source), will be included in such U.S. Holder's gross income, will be subject to tax at the rates applicable to ordinary income and will not qualify for the dividends received deductions applicable in certain cases to U.S. corporations. For U.S. federal income tax purposes, the amount of any dividend paid in NIS by our company to a U.S. Holder will equal the U.S. dollar value of such NIS at the exchange rate in effect on the date the dividend is considered to be received by the U.S. Holder, regardless of whether the NIS are actually converted into U.S. dollars at that time. U.S. Holders should consult their own tax advisors concerning the treatment of foreign currency gain or loss, if any, on any NIS received which are converted into U.S. dollars subsequent to receipt.

      Credit for Israeli Taxes Withheld. Any dividends paid by our company to a U.S. Holder with respect to the ordinary shares generally will be treated for U.S. federal income tax purposes as foreign-source income. Subject to certain conditions and limitations, any Israeli taxes withheld or paid with respect to dividends on the ordinary shares generally will be eligible for credit against the U.S. Holder's U.S. federal income tax liability. Such limitations include extensive separate computation rules under which foreign tax credits allowable with respect to specific classes of foreign-source income cannot exceed the U.S. federal income taxes otherwise payable with respect to such classes of income. Subject to the particular circumstances of a U.S. Holder, dividends distributed by our company with respect to ordinary shares generally will be classified as "passive income."

      Alternatively, a U.S. Holder may elect to claim a U.S. tax deduction for such Israeli tax, but only for a tax year in which the U.S. Holder elects to do so with respect to all foreign income tax. In addition, a non-corporate U.S. holder may not elect to deduct Israeli taxes if such U.S. Holder does not itemize deductions.

      Dispositions. In general, any gain or loss recognized by a U.S. Holder on the sale or other disposition of ordinary shares will be U.S.- source income or loss for purposes of the U.S. federal foreign tax credit limitation. However, a U.S. Holder who is also a U.S. Treaty Resident and who sells the ordinary shares in Israel may elect to treat gain from the sale or other disposition of ordinary shares as foreign-source income for purposes of the U.S. federal foreign tax credit limitation. Under current law, it is uncertain whether a similar election may be made to treat losses from the sale or other dispositions of ordinary shares as a foreign-source for purposes of such tax credit limitation. U.S. Holders should consult their own tax advisors regarding the application of the U.S. federal foreign tax credit limitation to gain or loss recognized on the disposition of ordinary shares and the treatment of any foreign currency gain or loss on any NIS received in respect of the sale or other disposition of ordinary shares.

      SPECIAL U.S. TAX CONSIDERATIONS

      U.S. Holders of ordinary shares may be subject to one or more of the special anti-deferral regimes pertaining to foreign corporations. Various provisions contained in the Code impose special taxes in certain circumstances on non-U.S. corporations and their shareholders. In addition, U.S. persons who own an interest in a foreign corporation may be required to file a Form 5471 with the IRS.

      TAXATION OF NON-U.S. HOLDERS

      Subject to the discussion below with respect to the U.S. backup withholding tax, a non-U.S. Holder (i.e., any person other than a U.S. Holder) generally will not be subject to U.S. federal income tax on dividends from our company, if any, or gain from the sale or other disposition of ordinary shares, unless (i) such income is effectively connected with the conduct by the non-U.S. Holder of a U.S. trade or business, or in the case of a resident of a country which has an income tax treaty with the United States, such income is attributable to a permanent establishment (or in the case of an individual, a fixed place of business) in the United States; or (ii) with respect to any gain on the sale or other disposition of ordinary shares realized by an individual non-U.S. Holder, such individual non-U.S. Holder is present in the United States for 183 days or more in the taxable year of the sale or other disposition and meets certain other conditions.

      BACKUP WITHHOLDING AND INFORMATION REPORTING

      Under the Code, under certain circumstances, U.S. tax information reporting and "backup withholding" of U.S. federal income tax at a 31% on dividends on, and the proceeds of dispositions of, ordinary shares may apply to both U.S. and non-U.S. Holders. Backup withholding will not apply, however, to a Holder who furnishes a correct taxpayer identification number or certificate of foreign status and makes any other required certification or who is otherwise exempt from backup withholding. Generally, a U.S. Holder will provide such certification on IRS Form W-9 and a non- U.S. Holder will provide such certification on IRS Form W-8. Any amounts withheld under the U.S. backup withholding rules will be allowed as a refund or credit against the U.S. Holder's or non-U.S. Holder's U.S. federal income tax liability, provided the required information is furnished to the IRS.

ITEM 8.     SELECTED FINANCIAL DATA

      The consolidated statement of operations data set forth below with respect to the years ended December 31, 1997, 1998 and 1999 and the consolidated balance sheet data as of December 31, 1998 and 1999 have been derived from our consolidated financial statements and notes thereto included in this report, which have been prepared in accordance with U.S. GAAP (as applied to our financial statements, such accounting principles as they relate to our company are identical to Israeli GAAP) and audited by Luboshitz, Kasirer & Co., independent certified public accountants in Israel, and a member firm of Andersen Worldwide. The consolidated statement of operations data set forth below with respect to the years ended December 31, 1995 and 1996 and the consolidated balance sheet data as of December 31, 1995, 1996 and 1997 has been derived from other consolidated financial statements not included herein which also have been prepared in accordance with U.S. GAAP (as applied to our financial statements, such accounting principles as they relate to our company are practically identical to the Israeli GAAP), which also have been audited by Luboshitz, Kasierer & Co. The selected consolidated financial information set forth below should be read in conjunction with Item 9. "Management's Discussion and Analysis of Financial Condition and Result of Operations" and the consolidated financial statements and notes thereto included in this report.

STATEMENT OF OPERATIONS DATA

                                                 YEAR ENDED DECEMBER 31,
                                           1995     1996     1997     1998      1999
                                             (In thousands, except per share data)
Net sales                                 $2,468   $8,495  $15,683  $24,650   $26,615
Cost of sales                                336    1,232    2,243    5,938     8,156
Gross profit                               2,132    7,263   13,440   18,712    18,459
Research and development costs, net          793    3,250    5,519   11,192    13,157
Marketing and selling expenses, net        2,029    9,673   13,449   18,509    21,171
General and administrative expense           646    1,524    3,196    5,204     6,592
Total operating expenses                   3,468   14,447   22,164   34,905    46,920
Loss before one-time charge                1,336    7,184    8,724   16,193    28,461
One time charge in respect of acquired
in-process research and development
(1999 - restructuring costs)                 ---    1,285      ---    9,656       827
Operating loss                             1,336    8,469    8,724   25,849    29,288
Financing expenses (income), net              32  (1,309)  (1,044)  (2,668)     (902)
Net loss                                   1,368    7,160    7,680   23,181    28,386
Net loss per share                          0.23     0.86     0.89     2.08      2.47
Weighted average number of shares          5,930    8,290    8,618   11,145    11,498
outstanding

BALANCE SHEET DATA

                                                 YEAR ENDED DECEMBER 31,
                                           1995     1996     1997     1998      1999
                                             (In thousands, except per share data)
Working capital                           $1,250  $25,123  $16,093  $42,501   $35,975
Total assets                               3,201   30,773   24,757   59,945    89,271
Short-term borrowings                          0        0        0        0         0
Long-term liabilities                        520      377      726    1,224    21,778
Total shareholders' equity                 1,311   27,218   19,711   50,871    58,990


EXCHANGE RATES AND DEVALUATION RATES

      The following table sets forth, for the periods indicated, certain information with respect to the rate of inflation in Israel, the exchange rate of New Israeli Shekels (NIS) into U.S. Dollars, the rate of devaluation in Israel and the rate of devaluation in the United States. The closing exchange rate of the U.S. Dollar on March 31, 2000 was NIS 4.026. For information about how the changes in these rates had an effect on our company specifically. (See Item 9. "Management's Discussion and Analysis of Financial Condition and Results of Operations" - Impact of Inflation and Currency Fluctuations.)

                                         CLOSING                       ANNUAL
               ISRAELI         ISRAELI   EXCHANGE        ANNUAL       INFLATION
YEAR ENDED     CONSUMER        INFLATION RATE OF THE    DEVALUATION  ADJUSTED FOR
DECEMBER 31,   PRICE INDEX(1)  RATE(2)   U.S. DOLLAR(3)  RATE(4)     DEVALUATION(5)
------------   --------------  -------   --------------  -------    --------------
     1995              129.4       8.1     NIS3.135          3.9          4.0
     1996              143.1      10.6     NIS3.251          3.7          6.6
     1997              153.1       7.0     NIS3.536          8.8        (1.7)
     1998              166.3       8.6     NIS4.160         17.6        (7.7)
     1999              168.5       1.3     NIS4.153        (0.2)          1.5

--------------------------
(1) For purposes of this table, the Israeli Consumers Price Index figures use 1993 as base equal to 100. These figures are based on reports of the Israel Central Statistics Bureau.

(2) Annual inflation is the percentage change in the Israeli CPI between December of the year indicated and December of the preceding year.

(3) Closing exchange rate is the rate of exchange between the Israeli currency and the dollar at December 31, of the year indicated, as reported by Bank of Israel.

(4) Annual devaluation is the percentage increase in the value of the dollar in relation to the Israeli currency during the year indicated.

(5) Annual inflation adjusted for devaluation is obtained by dividing the Israeli inflation rate (column 2 plus 1) by the annual devaluation rate (column 4 plus 1), minus 1.

DIVIDENDS

      We have never declared or paid cash dividends on the ordinary shares. We intend to retain our earnings for future growth and therefore do not anticipate paying any cash dividends in the foreseeable future.

ITEM 9. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

      Please read the following discussion and analysis in conjunction with our audited consolidated financial statements and related notes. Statements in this discussion and analysis document concerning our business outlook or future economic performance, anticipated revenues, expenses or other financial items, introductions and advancements in development of products, and plans and objectives related thereto; and statement concerning assumptions made or expectations as to any future vents, conditions, performance or other matters, are forward-looking statements within the meaning of Section 27A of the Securities Act of 1993 and Section 21E of the Securities Exchange Act of 1934, and involve risks and uncertainties. Actual events or results could differ materially from those discussed herein due to various factors, including without limitation, the risk factors set forth in Item 1 under the caption "Risk Factors."

OVERVIEW

      We develop and market comprehensive Voice over Internet Protocol ("VoIP") communications solutions, primarily for service providers. Our systems are used worldwide for voice, and fax communications over the Internet or VoIP managed networks, telephony networks and private networks to improve productivity and reduce telecommunication costs. We also provide products to bridge the Internet to the Public Switch Telephone Network ("PSTN"). We distribute our products to the following market segments: telecommunications service providers, Internet telephony service providers ("ITSPs"), and consumers. The distribution channels we use include direct sales to telecommunications service providers through strategic partnerships and alliances, distributors, international dealers and agents, value-added resellers, direct sales over the Internet and bundling our software through original equipment manufacturers. Our headquarters are in Israel and we have subsidiaries in the United States, the United Kingdom, Hong Kong, Japan and Germany. We pioneered the commercial VoIP telephony industry in 1995 with the first commercial VOIP telephony solution. Our technical expertise drives the industry forward by providing end-to-end standards and compliant solutions for global multi-service deployments for all classes of carriers.

      In October 1997, we helped establish ITXC, a global provider of high quality Internet based voice and fax services. ITXC provides Internet telephony exchange carrier services to ITSPs. These services allow communications users and service providers, such as traditional telephone companies, Internet service providers and data networks providers, to capitalize on the convergence of the public Internet and the traditional telephone network. Currently we have a minority equity stake in ITXC and have provided ITXC with products in return for additional equity in ITXC. ITXC completed its initial public offering on October 1 , 1999. In March 2000, we sold 779,743 shares of ITXC common stock in a secondary offering conducted by ITXC. We realized net proceeds of approximately $50 million from the sale, and we continue to hold 4,788,165 shares of ITXC common stock.

      In December 1997, we established a strategic relationship with Deutsche Telekom, the third largest telecommunications company in the world, by entering into a strategic business cooperation agreement and a share purchase agreement with Deutsche Telekom. The share purchase agreement provided for Deutsche Telekom to purchase 2,300,000 of our ordinary shares at a price per share of $21.0, or $48.3 million. This investment was made in January 1998. At the time of the investment, these shares represented approximately 21% of our issued share capital. In connection with the investment, Deutsche Telekom undertook to purchase, pursuant to a products purchase agreement, up to $33 million of our products and services. Of that amount, $21.7 million worth of products and services was required to be purchased prior to December 31, 1999. In September 30, 1998, we signed an amendment to the agreement under which the purchasing period was extended to March 31, 2000. As of December 31, 1999, Deutsche Telekom had purchased $24.4 million worth of our products and services. Deutsche Telekom also has the right to distribute our products world-wide, except in South Korea.

      On January 6, 2000, we signed an LOU with Deutsche Telekom. Pursuant to this LOU, we will provide Deutsche Telekom with an application service for e-commerce and call center customer care service which is valued at approximately $11.0 million. This application will enable Deutsche Telekom to provide their e-commerce business customers with enhanced and interactive online customer assistance capabilities. As a result, the customer call center representatives will be able to assist consumers at their PCs with joint surfing to Web pages, collaboration on forms, text chat and voice support, all over a single Internet connection. Consumers with a second phone line may also schedule a return call from a Web-based business via a "call back" service. Deutsche Telekom expects to roll out the new services over an 18-month period starting in the second quarter of 2000.

RESULTS OF OPERATIONS

      The following tables set forth items in our consolidated statements of operations as (i) a percentage of our total net sales for the years ended December 31, 1999, 1998 and 1997 and (ii) the year-to-year percentage change for certain items in 1999, 1998 and 1997. These operating results are not necessarily indicative of the results for any future period.


                                           YEAR ENDED DECEMBER 31,
                                          1999       1998      1997
                                          ----       ----      ----
Net sales                                 100%       100%      100%
Gross profit                               69%        76%       86%
Research and development costs, net        49%        45%       35%
Marketing and selling expenses, net       102%        76%       86%
General and administrative expenses        25%        21%       20%
Operating loss before one time charge     107%        66%       56%
One-time charge in respect of acquired       -        39%         -
   in-process research and development
One time charge in respect of               3%          -         -
   restructuring costs
Operating loss                            110%       105%       56%
Finance income, net                         3%        11%        7%
Net loss after one-time charge            107%        94%       49%



                                                       YEAR ENDED DECEMBER 31,
                                               1999    % CHANGE   1998    % CHANGE   1997
                                               ----    --------   ----    --------   ----
                                                   (IN THOUSANDS, EXCEPT PER SHARE DATA)
Net sales                                      $26,615     8%     $24,650     57%   $15,683
Gross profit (loss)                            $18,459    -1%     $18,712     39%   $13,440
Operating expenses, excluding one-time
   charge in respect of acquired in-
   process research and development            $46,920    34%     $34,905     57%   $22,164
Operating expenses, including
   charge (1998 - in respect of acquirement
   in-process research and development
   and 1999 - restructuring costs)             $47,747     7%     $44,561    101%   $22,164
Net loss                                       $28,386    22%     $23,181    202%    $7,680
Net loss per share after one-time Charge         $2.47    19%       $2.08    134%     $0.89


   NET SALES

   Net sales include revenues from consulting and services to communication companies. We began to provide consulting and other services in connection with our turnkey solutions in 1998. Revenues from consulting and other services accounted for approximately 35% of our net sales in 1999 and approximately 22% of our net sales in 1998. We did not have revenues from consulting and other services in 1997.

   Our net sales were $26.6 million in 1999 compared with $24.7 million in 1998 and $15.7 million in 1997. The increase in net sales in 1999 was primarily attributable to revenues from consulting and other services, including research and developments projects. The increase in net sales in 1998 compared to 1997 was primarily attributable to revenues from sales to service providers and corporate markets.

   Revenues are generally recognized upon shipment of the product and when collectibility is probable. An estimated reserve for product returns is recorded at the time of sale where applicable.

   Sales of VocalTec Ensemble Architecture ("VEA") and Gateway products to the service provider market comprised the most significant portion of sales in 1999. These products accounted for approximately 57% of our net sales in 1999, compared with 59% in 1998 and 48% in 1997.

   Internet Phone and related client software sales to the consumer market accounted for approximately 5% of our net sales in 1999 compared with 12% of net sales in 1998 and 49% in 1997. The decrease in Internet Phone sales, both in monetary values and as a percentage of net sales, was a direct consequence of the shift in our focus to other products, such as VEA, and other markets, such as the telecommunications and service provider markets.

   PassaFax and PassaPort accounted for 3% of our net sales in 1999, compared with 7% of our net sales in 1998. PassaFax and PassaPort are products that were acquired from RADLinx in April 1998. Some of the 1998 sales were initiated before the acquisition of RADLinx.

   We distribute substantially all of our products through a combination of direct sales to telecommunications service providers, strategic partners and alliances, VARs and international dealers and agents. We sell our products to the consumer market through distributors, retail channels, direct sales over the Internet, as well as through bundled OEM agreements. In 1999 and 1998, we experienced an increase in net sales in absolute terms through distribution channels serving the carrier or corporate markets, which include direct sales to carriers, strategic partners and VARs. These channels represented a higher percentage of net sales in 1999 compared with 1998, and in 1998 compared with 1997, due to our increased sales and marketing efforts in such markets. Other channels, mainly those which serve the consumer market, represented a lower percentage of net sales in 1999 compared with 1998, and in 1998 compared with 1997, due to the decreased percentage of Internet Phone's contribution to overall net sales.

   The sales channels addressing the consumer markets, the majority of which relate to Internet Phone sales, represented a lower percentage of net sales in 1999 compared to 1998, and in 1998 compared to 1997. In 1999 compared with 1998, and in 1998 compared with 1997, direct sales over the Internet decreased in absolute terms and as a percentage of net sales, due to the expansion of other channels and introduction of new products. Retail distribution channels decreased in absolute terms and as a percentage of sales in 1999 and 1998 due to a smaller offering of consumer products. This decrease was also due to the fact that sales pursuant to bundled OEM agreements decreased in absolute terms and on a percentage basis in 1999 compared to 1998 and in 1998 compared to 1997 as a result of competing client software addressing the consumer market being distributed for free as a part of packaged software.

   The direct sales operations to telecommunications service providers was initiated to a limited extent in 1997, primarily due to the strategic business cooperation agreement with Deutsche Telekom. This channel was expanded in 1998 and 1999, due to increased sales to Deutsche Telekom, as well as initial sales to other telecommunication companies. Sales to Deutsche Telekom in 1999 accounted for 49% of net sales compared with 39% of net sales in 1998 and 11% of net sales in 1997. In addition to strategic partners addressing the carrier market, this direct sales channel may account for an increasing percentage of net sales in future periods as the direct sales operations to telecommunications service providers becomes further established.

   During 1999, we marketed Internet Phone and VocalTec Telephony Gateway software through a distribution agreement with Ingram Micro Inc. Sales to Ingram Micro Inc. accounted for approximately 1% of our total net sales in 1999 compared with 4% of net sales in 1998 and 11% in 1997. In addition, America Online Inc. ("AOL") marketed Internet Phone through its on-line General Store in the second and third quarters of 1997. There were no sales to AOL in 1999 and 1998. Sales to AOL accounted for approximately 11% of our total net sales in 1997. (See Note 13 of the Notes to the Consolidated Financial Statements.)

   Sales outside of North America were approximately 87% (Europe 63%, Far East 21% and other 3%) of total revenues for 1999, compared with 68% (Europe 54%, Far East 9% and other 5%) of total revenues for 1998 and 30% (Europe 18%, Far East 9% and other 3%) of total revenues for 1997. European sales increased each year both in monetary value and as a percentage of total sales. The increase in European sales in 1999 and 1998 was primarily due to increased sales and marketing efforts in Europe through direct sales channels, primarily to telecommunication companies. As a result of the strategic business cooperation agreement with Deutsche Telekom and due to the increased interest of international telecommunications service providers and national Post Telephony and Telegraphy Companies and markets opening to competition, we expect that international sales activity outside of North America will continue to be a major component of net sales in the future and may increase as a percentage of overall net sales in the very near future.

   COST OF SALES

   Cost of sales was $8.2 million, or 31% of net sales, in 1999 compared with $5.9 million, or 24% of net sales, in 1998 and $2.2 million, or 14% of net sales, in 1997.

   In 1999, as a result of increased sales of turnkey solutions, containing both software and hardware components, cost of sales included cost of hardware and integrating boards as well as third party billing software. Cost of sales in 1999 also included additional reserves for the cost of sales related to servicing evaluation units provided to certain customers in order to make them marketable and other inventory amortization.

   In 1998 and 1997, the cost of sales consisted primarily of the cost of product media and duplication, manuals, packing materials, customer and technical support, amounts paid to third party vendors for sales or fulfillment and royalties to the OCS and, in some cases, hardware components.

   In 1998, some service provider customers requested a full software-hardware Internet telephony solution, and cost of sales included hardware consisting primarily of telephony boards purchased from third parties. In addition, cost of PassaFax and PassaPort products sold subsequent to the acquisition of RADLinx in April 1998 contributed to higher overall cost of sales.

   We expect that cost of sales may increase in the future due to customers' preference for a full software-hardware solution and increased expenditures on customer support.

   Gross margins were 69%, 76% and 86% in the years 1999, 1998 and 1997, respectively. The decrease in gross margins was a result of the change in mix of products sold, from Internet Phone and related products to VEA, which includes hardware components in 1998 and the shift to a full solution incorporating hardware as well as software in 1999. Accordingly, 1998 margins include hardware related expenses for VEA components, and 1999 margins include hardware and billing systems as well as inventory amortization. We expect that our gross margins will be affected in future periods by the mix of customers, products sold and distribution channels, and the level of combined software and hardware solutions provided as we continue to provide total solutions for our service provider customers, the mix of international versus North American revenues and the prices charged for products. In addition, we believe that the gross margin on product sales may decrease in future periods due to increased competition which may cause us to reduce prices of certain of our products, increased amounts paid for licensed technology to be incorporated in future products and increased costs associated with providing customer support.

   OPERATING EXPENSES

   Research and development costs, net. Research and development costs, net were $13.2 million, or 49% of net sales, in 1999 compared with $11.2 million, or 45% of net sales, in 1998, and $5.5 million, or 35% of net sales, in 1997. Research and development costs, net consist principally of salaries and benefits for software engineers, contracted development efforts, related facilities costs, standards-based efforts and activities and expenses associated with computer equipment used in software development. Research and development costs, net have increased significantly over the last three years as we have invested in the development and enhancement of existing products, new technologies, new product development and the infrastructure to support such activities. We also invested in product development for new markets and applications primarily for the service providers and enterprise markets, as well as in the infrastructure to support such activities.

   None of our software development costs have been capitalized during any of the reported periods as the amount of software development costs eligible for capitalization at this stage has historically been insignificant.

   We believe that the continued investment in research and development is necessary to remain competitive in the marketplace and is directly related to timely developments of new and enhanced products. Accordingly, we intend to continue recruiting and hiring experienced software engineers. While we expect that research and development expenditures in the future will increase in absolute dollars, we also expect that these expenditures will decline as a percentage of net sales.

   Our research and development efforts have been financed through internal resources and through royalty bearing programs sponsored by the Government of Israel through the OCS. The royalty bearing programs are grants directly from the OCS. The non-royalty bearing program is a government research and development grant-based program of the OCS called "MAGNET" that is based on a consortium of companies collaborating in the area of multimedia. We expect to participate only in royalty bearing programs but we cannot make any assurances that we will be awarded any future grants.

   Pursuant to the terms of the royalty bearing programs of the OCS, we are required to pay a royalty of 3-5% of net sales of products developed and related services resulting from any project by the OCS, up to an amount of 100-150% of the grant obtained. There are no royalty payments required under the MAGNET program.

   In 1999, total research and development grants from the OCS were $2,088,000, of which $1,316,000 related to royalty bearing programs and $772,000 related to the MAGNET program. Total cash payments from the OCS in 1999 were $1,358,000, of which $711,000 related to royalty bearing programs and $647,000 related to the MAGNET program. As of December 31, 1999, grants receivables were $1,198,000.

   In 1999, we paid royalties to the OCS in an aggregate amount of approximately $44,000, with an additional $183,000 in accrued obligations to pay for royalties previously incurred under royalty bearing programs of the OCS.

   In 1998, total research and development grants from the OCS were $1,427,000, of which $261,000 related to royalty bearing programs and $1,166,000 related to the MAGNET program. Total cash payments from the OCS in 1998 were $1,295,000, of which $144,000 related to royalty bearing programs and $1,141,000 related to the MAGNET program. As of December 31, 1998, grants receivables were $435,000.

   In 1998, we paid royalties to the OCS in an aggregate amount of approximately $41,000, with an additional $30,000 in accrued obligations to pay for royalties previously incurred under royalty bearing programs of the OCS.

   In 1997, research and development grants from the OCS totaled
$1,424,000, all from the MAGNET program, of which $850,000 was received in cash and the balance accrued. As of December 31, 1998, the accrued amount for 1997 was $133,000.

   In 1997, we paid or accrued royalties to the OCS in an aggregate amount of approximately $100,000, for royalties previously incurred under royalty bearing programs of the OCS.

   Marketing and selling expenses, net. Marketing and selling expenses, net were $27.2 million, or 102% of net sales, in 1999, compared with $18.5 million, or 76% of net sales, in 1998 and $13.4 million, or 86% of net sales, in 1997.

   Marketing and selling expenses, net generally include salaries and benefits, sales commissions, travel expenses and related facilities costs for our sales, marketing, customer support expenses and distribution personnel as well as royalties to third parties and bad debts of our U.S. subsidiary VocalTec Communications Inc.. Marketing and selling expenses, net also include the costs of programs aimed at increasing revenue, such as advertising, trade shows and other market development programs.

   The increases in marketing and selling expenses, net in 1999 and 1998, were the result of the expansion of the marketing, sales and customer support operations relating to the carrier and service providers markets of our U.S. subsidiary, VocalTec Communications Inc.

   In 1999, the increase in marketing and selling expenses was a result of the establishment of sales and marketing activities in Germany and China. In 1998, the increase was due to the expansion of sales activity in the Far East, including the opening of a sales and marketing subsidiary in Japan and higher travel, depreciation and bad debt expenses. The increase in marketing and selling expenses, net in 1998, also represents the expansion and strengthening of product management pre-sales and post-sales teams which handled the additional market segments we addressed in 1997 and the additional channels required to approach such markets.

   Beginning in 1994, we received grants from the Government of Israel, through the Fund for the Encouragement of Marketing Activities (the "Fund") for marketing expenses incurred to increase export from Israel. Such marketing grants totaled approximately $400,000 for 1997 (of which approximately $133,000 was received in 1998 and approximately $267,000 is an accrual). No such grants were received in 1998 or 1999. Under the terms of the grants, if and when export sales from Israel exceed a predetermined base of historical export sales, a royalty of 4% on the increase of our exports during the base year, as defined in the "Approved Enterprise" program, with maximum royalties of 100% of the total grant. In 1997 and 1998, we paid or accrued an obligation to pay royalties in the amount of approximately $331,000 and $400,000, respectively. Our total obligation to the Fund as of December 31, 1999 was $400,000.

   General and administrative expenses. General and administrative expenses consist principally of salaries and benefits, travel expenses, and related facility costs for management, finance, human resources, legal, information services, and administrative personnel. General and administrative expenses also include outside legal, accounting and consultant fees, bad debt, and expenses associated with computer equipment and software used in the administration operations. General and administrative expenses were $6.6 million, or 25% of net sales, in 1999, compared with $5.2 million, or 21% of net sales, in 1998, and $3.2 million, or 20% of net sales, in 1997. General and administrative expenses increased in 1999 as a percentage of revenue compared to 1998 by 4%. The increase in 1999 compared to 1998 was due to costs related to the expansion of our headquarters. The increase in 1998 compared to 1997 was primarily due to recruitment of additional administrative staff and to bad debt expenses. We expect that general and administrative expenses will continue to increase due to the addition of systems, processes and people necessary to support overall increases in the scope of our operations.

   One time charge with respect to restructuring costs. In May 1999, we made a decision to intensify strategic market focus, based on an ongoing review of our operations. This initiative consisted of a number of organizational changes, including a reduction in worldwide headcount of approximately 40 people. As part of our decision to intensify strategic market focus, VocalTec Communications UK Ltd., our U.K. subsidiary, which had focused on research and development and product management for collaboration software products for corporate intranets, was liquidated in November 1999. Total costs associated with those changes were $827,000.

   One time charge with respect to acquired in-process research and development. In April 1998, we acquired substantially all of the assets of RADLinx, an Israeli corporation engaged in providing fax services over the Internet. As consideration for the acquisition we issued to RADLinx 421,905 of our ordinary shares, representing a purchase price of approximately $7.7 million, and assumed RADLinx's liabilities of approximately $2.6 million.

   The acquisition was accounted for as a purchase and, accordingly, operating results subsequent to the date of acquisition were included in our Consolidated Financial Statements for 1998. Of the total purchase price of approximately $10.5 million, approximately $9.7 million was allocated to RADLinx's research and development projects in process. As these projects had no alternative future use, we wrote them off as a non-recurring expense at the date of purchase. Approximately $50,000 of the purchase price was allocated to other good-will type assets, which are being amortized over 5 years by the straight line method. Approximately $800,000 of the purchase price was allocated to net tangible assets.

   OTHER INCOME

   Finance income net was $0.9 million, or 3% of net sales, in 1999 compared with $2.7 million, or 11% of net sales, in 1998 compared with $1.0 million, or 7% of net sales, in 1997. The decrease in 1999 compared to 1998 was due to a lower level of cash and short-term investments resulting from the use of net proceeds from our agreement with Deutsche Telekom and the increase in operating expenses. The increase in finance income in 1998 compared to 1997 was primarily due to the interest income earned on cash and short-term investments resulting from the net proceeds of the investment agreement between VocalTec and Deutsche Telekom. Under that agreement, Deutsche Telekom paid $48.3 million for 2,300,000 of our ordinary shares in January 1998. (See "Liquidity and Capital Resources" below.)

   NET LOSS

   Net loss in 1999 was $28.39 million, or 107% of net sales, or $2.47 per share. This includes a one time charge of restructuring costs of $0.83 million, or $0.07 per share. The net loss excluding the one time charge was $27.56 million, or $2.40 per share, or 104% of net sales. Net loss in 1998 was $23.18 million, or 94% of net sales, or $2.08 per share. This includes a one-time charge in respect of acquired in-process research and development of $9.7 million, or $0.85 per share. The net loss excluding the one-time charge was $13.525 million, or $ 1.21 per share, or 55% of net sales. The net loss for 1997 was $ 7.7 million, or 49% of net sales, or $0.89 per share. The net losses in 1999, 1998 and 1997 were primarily due to accelerated sales, marketing and research and development activities.

LIQUIDITY AND CAPITAL RESOURCES

   On December 31, 1999, we had approximately $31.9 million in cash and cash equivalents and $1.7 million in short-term investments, compared to $5.0 million in cash and cash equivalents and $31.4 million in short term investments in 1998, compared to $6.8 million in cash and cash equivalents and $5.6 million in short-term investments in 1997.

   As of December 31, 1999, we had working capital of approximately $36.0 million compared with working capital of $42.5 million at December 31, 1998 and $16.1 million at December 31, 1997. The decrease in working capital over 1999 resulted from the high level of investment in research and development as well as sales and marketing expenses, general and administrative expenses and restructuring costs. The increase in working capital over 1998 resulted primarily from the investment by Deutsche Telekom in our company, net of our loss from operations. At December 31, 1999, total borrowings amounted to approximately $20.0 million, consisting of a loan in the principal amount of $10.0 million, which is to be repaid in four equal quarterly installments commencing in April 2001 and a loan in the principal amount of $10 million, which is repayable in August 2002. The loans bear interest of Libor plus 1.5% (Libor at December 31, 1999 was 6.18%). As collateral for the loans, we pledged shares of ITXC with an aggregate fair market value of approximately $91.9 million as of December 31, 1999. We also had an unutilized credit line in the amount of $5.0 million available until April 2000 at the same interest rate as the above mentioned loans.

   Following the sale of ITXC shares in ITXC's secondary offering, we repaid those loans in March 2000. On March 31, 2000 we had no borrowings.

   On December 31, 1998 and December 31, 1997 we had no debt.

   Capital expenditures in 1999 were approximately $3.2 million compared with $4.6 million in 1998, and $1.8 million in 1997. The decrease in 1999, compared to 1998 was primarily due to lower capital investment in leasehold improvements. The increase in 1998 over 1997 was primarily due to investments in computer and other related equipment and for leasehold improvements.

   On October 1, 1999, ITXC consummated its initial public offering. In March 2000, we sold shares of ITXC common stock in a secondary offering conducted by ITXC. We realized net proceeds of approximately $50 million from the sale, and we continue to hold 4,788,165 shares, or approximately 12.5% of ITXC's outstanding common stock. As a condition to our participation in the March 2000 secondary offering, we are prohibited from selling any of our remaining holdings until 240 days from the date of the secondary offering. For information relating to the valuation of our investment in ITXC and the presentation of this investment on our balance sheet. (See Item 9A.
"Quantitative and Qualitative Disclosures About Market Risks.")

   Negative cash flows from operations through the end of 1999 were a result of higher cost of goods sold, resulting from the change in the mix of products sold in 1999, as well as increased expenditures in research and development, sales and marketing and general and administration expenditures. The effect of negative cash flows from operations was offset by the loans mentioned above. Negative cash flows from operations through the end of 1998 were primarily a result of increased expenditures on research and development and marketing and sales infrastructure. The effect of negative cash flows from operations was offset through the use of the net proceeds from Deutsche Telekom's investment in 1998, and in prior years through the use of proceeds from of sales of equity securities.

   We believe that current cash and cash equivalents balances and cash flows from operations will be sufficient to meet our anticipated cash needs for working capital and capital expenditures for at least the next 12 months. In addition, we intend to sell shares of ITXC from time to time, if necessary, to meet our cash needs subject to the terms of our March 2000 lockup agreement with the underwriters for ITXC's secondary offering. Thereafter, if cash generated from operations is insufficient to satisfy our liquidity requirements, we may sell additional equity securities or debt securities or seek credit facilities.

INVENTORY AND RECEIVABLES

   Inventories at the end of 1999 were $1.60 million compared with $1.65 million at the end of 1998 and $0.4 million at the end of 1997. The decrease of inventory in 1999 compared with 1998 resulted from an accrual for inventory write-off, lower level of evaluation inventory at customers and outsourcing of components integration of the PassaPort product. The increase of inventory in 1998 compared with 1997 was driven by the shift to sales of hardware related products, including VEA, PassaFax and PassaPort to service providers. In addition, the inventory included VEA products at customer sites for evaluation purposes. Soft media products have virtually no inventory or very low inventory values.

   Trade receivables net rose from $5.8 million at the end of 1997 to approximately $9.0 million at the end of 1998, and decreased to approximately $6.2 million at the end of 1999. Such receivables are primarily from telecommunications companies and service providers. The majority of net sales in 1999 and 1998 were direct sales. The majority of net sales in 1997 were through VARs and retail channels, which typically have longer payment cycles than other sales channels, resulting in increased trade receivables. Net trade receivable as a percentage of net sales in 1999 decreased compared to 1998. Net trade receivables as a percentage of net sales were similar at the end of 1998 to the end of 1997. There can be no assurance that our reserves for returns and bad debts is adequate due to the short history and lack of collection experience we have with these types of providers.

   Other receivables decreased from $3.3 million at the end of 1998 to $3.1 million at the end of 1999. Other receivables increased from $1.8 million at the end of 1997 to $3.3 million at the end of 1998. The decrease in 1999 was due to decrease in pre-paid expenses and repayment of employee loans. The increase in 1998 is due to accruals of interest on short-term investments, accruals for government related grants, pre-paid expenses and VAT refunds.

RESEARCH AND DEVELOPMENT GRANTS

   Our research and development efforts have been financed through our internal resources and through programs sponsored by the Government of Israel through the OCS starting in 1993. Research and development grants from the OCS totaled $1,316,000 and $261,000 for the years 1999 and 1998, respectively. In addition, in the years 1999, 1998 and 1997, we had received or accrued approximately $772,000, $1,166,000 and $1,424,000, respectively, in grants from the OCS through the MOST consortium, under the MAGNET program. There can be no assurance that such grants will be paid to us in the future. Pursuant to the terms of the OCS participation, we are required to pay a royalty of 3%-5% of the net sales of products developed, and related services resulting from, a project funded by the OCS, up to an amount of 100% (in the past up to 150%) of the grant obtained in NIS linked to the U.S. dollar. Grants under the MAGNET program are royalty free. In 1999, 1998 and 1997, we paid royalties in an aggregate amount of approximately $35,000, $160,000 and $100,000, respectively. (See Item 1. "Description of Business" -Research and Development.)

EFFECTIVE CORPORATE TAX RATE

   Due to reported losses, our effective corporate tax rate was 0% in 1999, 1998 and 1997. We currently have two Approved Enterprise programs under the Law for Encouragement of Capital Investments, 1959. Such programs are eligible for certain tax benefits for the first several years in which they generate taxable income. Income derived from an Approved Enterprise is subject to reduced corporate tax until the earlier of (i) seven to ten consecutive years, commencing the year in which the specific Approved Enterprise first generates taxable income, (ii) twelve years from commencement of production or (iii) fourteen years from the date of approval of the Approved Enterprise status. Some of our production and development facilities have been granted "Approved Enterprise" status . To date, neither of our Approved Enterprise programs has generated any taxable income.

   From 1992 through December 31, 1999, we have incurred net operating losses. As of December 31, 1999, we had net operating loss carry forwards of approximately $33 million, of which approximately $25 million is attributable to us. This loss has no expiration period. The balance of approximately $8 million (net of unrealized gain on available for sale securities of approximately $34 million) in net operating loss carry forwards is attributable to VocalTec Communications Inc., our U.S. subsidiary, which will expire in 2013. Tax benefits which apply to us under Israeli law do not apply to any income generated by VocalTec Communications Inc.

IMPACT OF INFLATION AND CURRENCY FLUCTUATIONS

   The cost of our operations in Israel, as expressed in U.S. dollars, is influenced by the extent to which any increase in the rate of inflation in Israel is not offset (or is offset on a lagging basis) by a devaluation of the New Israeli Shekel (NIS) in relation to the U.S. dollar. The inflation rate in Israel was 1.3% in 1999, compared with 8.6% in 1998 and 7.0% in 1997. At the same time, the rate of devaluation of the NIS against the U.S. dollar was (0.2%) in 1999, 17.6% in 1998 and 8.8% in 1997. As a result of the differential between the rate of inflation and the rate of devaluation of the NIS in 1999 we experienced slight increases in the costs of operations in Israel, as expressed in U.S. dollars, which did not materially adversely effect our result of operations in this period. As a result of the differential between the rate of inflation and the rate of devaluation of the NIS, mainly during the last few months of 1998, we experienced a lower level of expenses, as expressed in U.S. dollars, and finance gains on monetary liability items, as they are calculated and expressed in NIS. As a result of the differential between the rate of inflation and the rate of devaluation of the NIS in 1997, we experienced increases in the costs of operations in Israel, as expressed in U.S. dollars, which did not materially adversely affect our results of operations in this period. The increase in the cost of our operations in Israel, as expressed in dollars, relates primarily to the cost of salaries in Israel, which are paid in NIS linked to the Israeli Consumer Price Index. We have, in the past, purchased forward currency options to decrease the risk of financial exposure from fluctuations in the exchange rate of the dollar against the NIS. We no longer have any forward currency options or other hedging instruments outstanding. We may in the future, to the extent we deem it advisable, purchase additional forward currency options to decrease such risk.

RISKS RELATING TO YEAR 2000

   In many of our customer contracts we provide assurances and warranties regarding the Year 2000 compliance of our products. Our business may suffer as a result of problems relating to Year 2000 compliance issues that have not yet been detected or may still arise. The potential for failure encompasses all aspects of our business, including software that we license to third parties and software that we use internally. Since our products operate over the internet, our products may fail to function properly in the event that the Internet encounters Year 2000 compliance problems.

   We cannot be certain that our products, particularly when they incorporate third party software, contain all date code changes necessary to ensure future Year 2000 compliance. The sale and support of products that are not Year 2000 compliant entail the risk of claims and lawsuits. Our defense against any future lawsuits, regardless of their merit, could result in substantial expense to us as well as the diversion of management time and attention. In addition, Year 2000 product liability claims, regardless of the merit or eventual outcome of these claims, could affect our reputation and ability to retain existing customers or attract new customers.

   With the passage of the critical January 1, 2000, and February 29, 2000, dates, we have not experienced any significant business disruptions as a result of the year 2000 date change. We will continue to monitor its systems for ongoing Year 2000 compliance until we are reasonably assured that no significant business interruptions are likely to occur. Based on the actions taken by us and our experience to date, we do not believe that its operations will be materially impacted by the Year 2000 issue.

ITEM 9A.    QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

   We do not use derivative financial instruments in our investment portfolio to hedge foreign currency or other types of market risks. We place our investments in instruments that meet high credit quality standards. We generally invest cash in time deposit and short-term bonds, at a minimum rating of single "A." We do not expect any material loss with respect to our investment portfolio.

   The table below provides information about our investment portfolio. For investment securities, the table presents principle cash flows and related weighted average interest rates by expected maturity dates. Our investment policy requires that all investments mature in two years or less.

   Principal (National) Amounts by Expected Maturity in U.S. Dollars:


                       FY 2000    FY 2001     FY 2002  TOTAL    FAIR VALUE AT
                                                                DECEMBER 31,
                                                                1999
                              (IN THOUSANDS, EXCEPT INTEREST RATES)
Cash Equivalents       $31,915                         $31,915  $31,915
Average Interest Rate  6%                              6%
Short Term Investments 1,730                           1,730    1,730
Average Interest Rate  5.75%                           5.75%
Total Portfolio                                        33,645   33,645
Average Interest Rate  6%                              6%
Long Term Debts                   7,517       12,500   20,017   20,017
Average Interest Rate             7.68%       7.68%    7.68%

   INVESTMENT IN ITXC

   The investment in ITXC is presented in the balance sheet as of December 31, 1999 as follows: the portion of 1,043,983 shares "available - for - sale" during the year 2000 is stated at fair market value which was $33.625 per share, representing a total of $35.1 million and the restricted portion of the shares (4,523,925 shares) is presented at cost of $2.7 million. The fair market value of this portion of the ITXC investment, as of December 31, 1999, was approximately $152.1 million.

   As of March 31, 2000, the portion of 399,014 shares "available-for-sale" during the next following months is stated at fair market value, which was $47.063 per share or a total of $18.8 million. The restricted portion of the shares, 4,389,151 shares is presented at a cost of $2.7 million. The fair market value of this portion of our ITXC investment as of March 31, 2000 was $206.6 million.


ITEM 10.    DIRECTORS AND OFFICERS OF REGISTRANT

DIRECTORS AND EXECUTIVE OFFICERS

   The following sets forth certain information regarding our directors and executive officers:

NAME                      AGE   POSITION
----                      ---   --------
Dr. Elon A. Ganor(1)       50   Chairman of the Board of Directors and Chief
                                Executive Officer
Ami Tal(1)                 52   Chief Operating Officer, Senior Vice President of
                                Global Sales and Director
Alon Cohen                 37   Director
Lior Haramaty              34   Director
Rami Kalish                43   Director
Douglas Dunn               58   Director
William Schrader           48   Director
Jeff Dykan                 41   Chief Financial Officer
Ira Palti                  42   President of IP Telephony Group
Dafna Golan                39   Vice President of Human Resources
Ada Markman                41   Vice President of Information, Technology and
                                Systems
Dr. Aharon Satt            40   Chief Technology Officer
Ariel Rabban               34   Vice President of Corporate Development
Ian Tick                   42   Vice President of Marketing/Communications

-----------------
(1)   A nominee of LaCresta.

   Set forth below, is a biographical summary of the business experience of each of the directors and executive officers named above:

   DR. ELON A. GANOR has served as the chairman of our board of directors since 1993. From 1993 to October 1998, and from November 1999, Dr. Ganor also served as our chief executive officer. From 1990 to 1992, Dr. Ganor was responsible for the sales and marketing of our products through his association with a subsidiary of LaCresta, where he served as a vice president. Before becoming a shareholder of our company, LaCresta acted as a distributor of our products. Dr. Ganor is the brother-in-law of Ami Tal.

   AMI TAL has served as senior vice president of global sales since November 1999, vice president of operations since April 1998, chief operating officer since 1995 and director since 1992. Mr. Tal also served as our chief financial officer from 1992 to 1995. From 1990 to 1992, Mr. Tal served as vice president and head of the international trading division of LaCresta. Mr. Tal is the brother-in- law of Dr. Ganor.

   ALON COHEN is a co-founder of our company and has served as director since 1989. Mr. Cohen has served as chief engineer (his former title was chief technology officer) from November 1995 to 1998. From 1987 to 1989, Mr.
Cohen served as a software and hardware development engineer at the Israeli army in the computer and communications wing at Indigo N.V., an electronic system manufacturer. Mr. Cohen has been on sabbatical since mid-1998 and now functions solely as a board member.

   LIOR HARAMATY is a co-founder of our company and has served as director since 1989. Mr. Haramaty served as senior vice president of commercial development from December 1999, vice president of professional services from May 1999, vice president of technical marketing from November 1995 and a director of technical marketing from 1993, until mid 2000. Prior to 1993, Mr. Haramaty was responsible for VocalTec's R&D and operations groups.

   RAMI KALISH has served as director since 1993. Since 1993, Mr. Kalish has been the managing director of Polaris. Mr. Kalish is also a managing general partner of DS Polaris Ltd., which manages Polaris and the Polaris Fund II. In addition, Mr. Kalish currently serves as a director of several companies, including VCON Telecommunications Ltd. and Card Guard Scientific Survival Ltd.

   DOUGLAS DUNN has served as director since January 2000. Mr. Dunn, former vice president of visual communications and multimedia strategy at AT&T, has spent 26 years at the telecommunications and multimedia company where his business acumen spanned both the commercial sector and research arenas at Bell Laboratories.

   WILLIAM L. SCHRADER has served as director since November 1999. Mr. Schrader is chairman, chief executive officer and founder of PSINet, an IP data communications carrier. Mr. Schrader has been instrumental in the formation of industry groups such as the Commercial Internet Exchange and the Internet Society. Prior to forming PSINet in 1989, Mr. Schrader was founder, president and chief executive officer of NYSERNet, the corporation that created the first regional Internet network. Prior to his involvement with NYSERNet, Mr. Schrader was director and founder of Northeast Parallel Architectures at Syracuse University and of the Cornell Theory Center, at Cornell University, where he helped plan and build the first non-military supercomputer center.

   JEFF DYKAN has served as chief financial officer since February 1999. From 1990 to 1999, Mr. Dykan held multiple positions within Applied Materials Inc.'s global finance organization, the most recent of which was Israeli regional controller. Between 1987 and 1990, Mr. Dykan held several positions in Opal Inc. the last of which was managing director of finance.

   IRA PALTI has served as vice president of research and development since February 1999 and president of the IP Telephony group since November 1999. From 1997 to 1999, Mr. Palti served as the chief executive officer of Automedia Ltd. From 1995 to 1997, Mr. Palti served as the vice president of research and development at Netmanage Corp. From 1984 to 1994, Mr. Palti held various management and software development positions at Rosh/ServiceSoft Corp.

   DAFNA GOLAN has served as vice president of human resources since February 2000. From 1996 until February 2000, she served as the human resources director. Prior to joining VocalTec, Ms. Golan held positions in various companies, including human resources manager at Flying Cargo and software engineer at Digital Ltd.

   ADA MARKMAN has served as vice president of information systems & technology and systems and vice president of operations since November 1999. From 1998 to 1999, Ms. Markman served as the director of information systems & technology, and in 1997, as IS manager of our company. Prior to joining VocalTec, Ms. Markman served as a project manager at Motorola Communications Israel and as an area manager at the Israeli Military Industries.

   DR. AHARON SATT has served as chief technology officer since November 1999. Dr. Satt served as the chief scientist for VocalTec from January 1999 to November 1999. Prior to joining us, Dr. Satt held positions at IBM and the IBM Haifa Research Lab, as research fellow and technology group manager.

   ARIEL RABBAN has served as vice president of corporate development since November 1999. Mr. Rabban is also serving as interim co-president of the Surf & Call Network Services group and TrulyGlobal Inc. Since January 1998, when he joined our company, Mr. Rabban served as the strategic and operational planning manager. Prior to joining VocalTec, Mr. Rabban served as the manager of strategic planning and business development at the communication software business unit of Lucent Technologies in New Jersey.

   IAN TICK has served as vice president of marketing/communications since April 2000. From 1993 to 2000, Mr. Tick was director of corporate marketing at Gilat Satellite Networks Ltd. Prior to his hi-tech experience, Mr. Tick held key creative and management positions in advertising agencies in New York and Tel Aviv.

BOARD OF DIRECTORS

   EXTERNAL DIRECTORS

   We are subject to the provisions of the new Israeli Companies Law, 5739-1999 (the "Companies Law"), which became effective on February 1, 2000. Under the Companies Law, companies incorporated under the laws of the State of Israel whose shares have been offered to the public in or outside of Israel are required to appoint two external directors, who must also be residents of Israel. The Companies Law provides that a person may not be appointed as an external director if the person or the person's relative, partner, employer or any entity under the person's control, has, as of the date of the person's appointment to serve as external director, or had, during the two years preceding that date, any affiliation with the company, any entity controlling the company or any entity controlled by the company or by the controlling entity of the company. The term affiliation includes:

  o   an employment relationship;

  o   a business or professional relationship maintained on a regular basis;

  o   control; and

  o   service as an office holder.

   In addition, no person can serve as an external director if the person's position or other business activities create, or may create, a conflict of interest with the person's responsibilities as an external director or may otherwise interfere with the person's ability to serve as an external director. Until the lapse of two years from termination of office, a company may not engage an external director to serve as an office holder and cannot employ or receive services from that person, either directly or indirectly, including through a corporation controlled by that person.

   External directors are to be elected by a majority vote at a shareholders' meeting, provided that either: (a) the majority of shares voted at the meeting, including at least one third of the shares of non-controlling shareholders voted at the meeting, vote in favor of the election; or (b) the total number of shares of non-controlling shareholders voted against the election of the external director does not exceed one percent of the aggregate voting rights in the company.

   The initial term of an external director is three years and may be extended for an additional three years. External directors may be removed only by the same percentage of shareholders as is required for their election, or by a court, and then only if the external directors cease to meet the statutory qualifications for their appointment or if they violate their duty of loyalty to the company. Each committee of a company's board of directors is required to include at least one external director.

   INDEPENDENT DIRECTORS

   We are subject to the rules of the Nasdaq National Market applicable to listed companies. Under the Nasdaq rules, we are required to appoint a minimum of three independent directors. The independence standard under the Nasdaq rules excludes any person who is a current or former employee of a company or of any of its affiliates, as well as any immediate family member of an executive officer of a company or of any of its affiliates. At least three of our current directors meet the independence standard of the Nasdaq rules.

   AUDIT COMMITTEE

   Under the Companies Law, the board of directors of any company that is required to nominate external directors must also appoint an audit committee, comprised of at least three directors including all of the external directors, but excluding:

  o   the chairman of the board of directors;

  o   any controlling shareholder or a relative of a controlling shareholder;
      and

  o any director employed by the company or who provides services to the company on a regular basis.

   The role of the audit committee under the Companies Law is to detect defects in the management of the company's business through, among other things, consultation with the Company's internal or external auditor and to suggest to the board methods to correct those defects. In addition, the approval of the audit committee is required to effect specified actions and transactions with office holders, controlling shareholders and third parties in which they have an interest.

   An audit committee may not approve an action or a transaction with an office holder or a controlling shareholder or an entity in which they have a personal interest unless at the time of approval the two external directors are serving as members of the audit committee. In addition, at least one of the external directors must be present at the meeting in which an approval was granted. We intend to appoint the external directors elected under the Companies Law to our audit committee. Our current audit committee consists of Rami Kalish, whom, we believe, is independent under Nasdaq rules.

INTERNAL AUDITOR

   The Companies Law also requires us to appoint an internal auditor nominated by the audit committee. The role of the internal auditor is to examine, among other matters, whether the company's actions comply with the law and orderly business procedure. Under the Companies Law, the internal auditor may not be an interested party, an office holder, or an affiliate, or a relative of an interested party, an office holder or affiliate, nor may the internal auditor be the company's independent accountant or its representative. We intend to appoint an internal auditor in accordance with the requirements of the Companies Law.

APPROVAL OF SPECIFIED RELATED PARTY TRANSACTIONS UNDER ISRAELI LAW

   The Companies Law imposes a duty of care and a duty of loyalty on all of a company's office holders as defined below, including directors and executive officers. The duty of care requires an office holder to act with the level of care which a reasonable office holder in the same position would have acted under the same circumstances. The duty of loyalty generally requires an office holder to act in good faith and for the good of the company. An "office holder" as defined in the Companies Law is a director, a general manager, a chief executive officer, a deputy general manager, a vice general manager, other managers directly subordinate to the general manager and any person who fills one of the above positions without regard to title.

   The Companies Law requires that an office holder of a company promptly disclose any personal interest that he may have and all related material information known to him, in connection with any existing or proposed transaction by the company. Once an office holder complies with these disclosure requirements, the board of directors may approve a transaction between the company and the office holder, or a third party in which an office holder has a personal interest, unless the articles of association provide otherwise. A transaction that is adverse to the company's interest cannot be approved. If the transaction is an extraordinary transaction under the Companies Law, then, in addition to any approval stipulated by the articles of association, it also requires audit committee approval before board approval and, in specified circumstances, subsequent shareholder approval.

   Under the Companies Law, the disclosure requirements which apply to an office holder also apply to a controlling shareholder of a public company. A controlling shareholder includes a shareholder that holds 25% or more of the voting rights in a public company if no other shareholder owns more than 50% of the voting rights in the company. Extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest, and the terms of compensation of a controlling shareholder who is an office holder, require the approval of the audit committee, the board of directors and the shareholders of the company. The shareholder approval requires that: (a) the majority of shares voted at the meeting, including at least one third of the shares of disinterested shareholders voted at the meeting, vote in favor of the transaction; or (b) the total number of shares of disinterested shareholders voted against the transaction does not exceed one percent of the aggregate voting rights in the company.

   For information concerning the direct and indirect personal interests of certain of our office holders and principal shareholders in specified transactions with us, see Item 13. "Interest of Management in Certain Transactions."

EXCULPATION, INSURANCE AND INDEMNIFICATION OF DIRECTORS AND OFFICERS

   Under the Companies Law, an Israeli company may not exempt an office holder from liability with respect to a breach of his duty of loyalty, but may exempt in advance an office holder from his liability to the company, in whole or in part, with respect to a breach of his duty of care. Under the Companies Law, a company may not indemnify an office holder, nor enter into an insurance contract which would provide coverage for any monetary liability incurred as a result of any of the following:

   o a breach by the office holder of his duty of loyalty unless the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;

   o a breach by the office holder of his duty of care if such breach was done intentionally or in disregard of the circumstances of the breach or its consequences;

  o any act or omission done with the intent to derive an illegal personal benefit; or

  o any fine levied against the office holder as a result of a criminal offense.

   OFFICE HOLDER INSURANCE

   Our Articles of Association provide that, subject to the provisions of the Companies Law, we may enter into a contract for the insurance of the liability of any of our office holders with respect to:

   o  a breach of his duty of care to us or to another person;

   o a breach of his duty of loyalty to us, provided that the office holder acted in good faith and had reasonable cause to assume that his act would not prejudice our interests; or

   o a financial liability imposed upon him in favor of another person concerning an act performed by him in his capacity as an office holder.

   INDEMNIFICATION OF OFFICE HOLDERS

   Our Articles of Association provide that we may indemnify an office holder against:

   o a financial liability imposed on him in favor of another person by any judgement, including a settlement or an arbitrator's award approved by a court concerning an act performed in his capacity as an office holder; and

   o reasonable litigation expenses, including attorneys' fees, expended by the office holder or charged to him by a court, in proceedings we institute against him or instituted on our behalf or by another person, or in a criminal charge from which he was acquitted.

      Under the Companies Law, our Articles of Association may also include:

   o a provision authorizing us to grant in advance an undertaking to indemnify an office holder, provided that the undertaking is limited to types of events which the board of directors deems to be anticipated and limited to an amount determined by the board of directors to be reasonable under the circumstances; and

  o   a provision authorizing us to retroactively indemnify an office holder.

   REQUIRED APPROVALS

   In addition, under the Companies Law, indemnification of, and procurement of insurance coverage for our office holders must be approved by our audit committee and our board of directors and, in specified circumstances, by our shareholders.

ITEM 11.    COMPENSATION OF DIRECTORS AND OFFICERS

   The aggregate compensation paid to or accrued on behalf of all our directors and officers as a group (18 persons) for the year ended December 31, 1999, was $2,480,110 in salaries, directors' fees, commissions and bonuses and $270,892 in pension, retirement and similar benefits.

ITEM 12.    OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR SUBSIDIARIES

   As of May 31, 2000, options granted to our employees, officers, and directors to purchase up to 2,576,504 ordinary shares were outstanding, of which 511,623 ordinary shares relate to options granted to current officers and directors. Such options vested or vest at various dates between September 1996 and January 2004 and may be exercised at a price ranging between the par value of the ordinary shares (NIS0.01) and $16.15, which represents 85% of our initial public offering price of $19 per share.

   In 1999, we adopted a stock option and incentive plan, that provides for the grant of restricted shares or options to purchase up to an aggregate of 1,000,000 ordinary shares to our officers, directors, key employees and consultants. Pursuant to this 1999 option plan, the board of directors has granted 853,450 options to our employees, officers, directors and consultants to purchase ordinary shares, of which 50,000 ordinary shares relate to options granted to our officers and directors.

   Our option plans are administered by the board of directors or a committee appointed by the board. The purpose of these plans is to enable us to attract and retain qualified persons as employees, officers, directors and consultants and to motivate these persons by providing them with an equity participation in our company. Each plan expires 10 years after its adoption unless terminated earlier by the board of directors. The exercise price of options issued under the plans is not less than 95% of the fair market value of the ordinary shares as of the date of grant for our 1996 option plan, 1997 option plan, 1998 option plan and 1999 option plan.

   The ordinary shares acquired upon exercise of an option and the restricted shares are subject to certain restrictions on transfer, sale or hypothecation. Options are exercisable and restrictions on disposition of shares lapse pursuant to the terms of the individual agreements under which such options were granted or shares issued. Ordinary shares as to which the optionee's rights have not vested are held by a trustee until vesting and may be voted by the grantee of such options.

   Pursuant to a share purchase agreement dated December 29, 1997, between us and Deutsche Telekom, Deutsche Telekom was granted preemptive rights with respect to any issuance or sale by us of our equity securities or securities convertible into our equity securities or which entitle the recipient to acquire our equity securities. However, Deutsche Telekom is only entitled to exercise these rights to the extent necessary to maintain certain minimum percentage ownership levels in our company (initially 21% of our issued and outstanding share capital and in no event exceeding 26%).

   The consideration for and terms pursuant to which Deutsche Telekom may acquire shares by exercising its preemptive rights, will be the same as those provided to the party acquiring the shares being issued or sold, except that in certain situations (i.e., the issuance of equity securities pursuant to certain stock options or stock option programs, in connection with the acquisition by us of another business entity or assets, or for less than the market price or other than for cash to a strategic investor) the price per share will equal the average of the closing bid prices for our shares during the 20 trading days preceding the date on which such preemptive rights are exercised. Deutsche Telekom has 15 German business days within which to decide whether to exercise its preemptive rights after receiving notice of our intention to issue equity securities. The preemptive rights granted under the share purchase agreement continue for so long as (a) Deutsche Telekom holds not less than 8% of our issued and outstanding ordinary shares and (b) the strategic business cooperation agreement between us and Deutsche Telekom is in effect (other than solely as a result of an automatic extension thereof to allow Deutsche Telekom more time to place orders to fulfill its total purchase commitment (an "Automatic Extension") or Deutsche Telekom and/or any of its affiliates is otherwise making Substantial Purchases (as discussed below) of products and/or services from us. Notwithstanding these two conditions, in the event that we materially breach the strategic business cooperation agreement and the agreement is terminated as a result Deutsche Telekom, will retain their preemptive rights so long as it continues to hold not less than 8% of our issued and outstanding ordinary shares. Deutsche Telekom and/or its affiliates will be deemed to be making "Substantial Purchases" unless (a) they are not purchasing products and services (1) at a rate in U.S. dollar terms at least comparable to that of the same quarter in the prior year or
(2) at levels of at least 5% of our prior quarter revenues on a quarterly basis and (b) we deliver notice to Deutsche Telekom that this minimum order threshold is not being achieved and 14 days have elapsed from the date of delivery of such notice without action by Deutsche Telekom that causes such threshold to be achieved.

ITEM 13.    INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS

SHAREHOLDERS AGREEMENT

   Some of our shareholders, including LaCresta, Mr. Haramaty, Mr. Cohen, and Polaris, who hold together approximately 17% of our outstanding share capital (as of May 31, 2000), entered into a shareholders agreement on January 31, 1996. This shareholders agreement provides, among other things, that, subject to certain conditions, the parties to it will exercise their voting rights in a general meeting to elect six directors to the board of directors as follows: three directors nominated by LaCresta, one director nominated by Mr. Haramaty, one director nominated by Mr. Cohen and one director nominated by Polaris.

   In addition, this shareholders agreement provides that all the parties to it will vote as a group on all matters brought before a general meeting of shareholders, so long as a majority (as measured by the voting power in our company) of the shareholders which are party to the shareholders agreement are in agreement as to the manner in which to vote their shares on any issue brought before such general meeting.

   The term of the shareholders agreement is five years. However, any shareholder who is a party to the shareholders agreement may, by written notice to the other parties, unilaterally withdraw, pursuant to the terms and subject to the conditions of the shareholders agreement.

REGISTRATION RIGHTS AGREEMENT

   In 1997, we entered into a registration rights agreement with Deutsche Telekom, which was effective as of December 29, 1997. Pursuant to the terms of the registration rights agreement, Deutsche Telekom may demand registration of all of the ordinary shares that it purchased from us under the share purchase agreement, at any time following the earlier of (a) a material breach by us of our obligations under the strategic business cooperation agreement or (b) the expiration of the strategic business cooperation agreement. Such demand by Deutsche Telekom shall be in the form of a written request that all or part of its ordinary shares shall be registered and/or listed so as to be eligible for public trading on any securities exchange or exchanges on which our shares are otherwise traded. In addition, we have agreed to grant Deutsche Telekom certain piggy back rights if we decide to register ordinary shares, subject to certain limitations. Under the registration rights agreement, we have also agreed, to the extent permitted by law, to indemnify Deutsche Telekeom for claims arising under United States and Israeli securities laws in connection with material misstatements, omissions or violations by us in a registration statement effecting a registration under the registration rights agreement.

DEUTSCHE TELEKOM SHAREHOLDERS AGREEMENT

   In connection with the share purchase and strategic business cooperation agreements, certain of our shareholders, including LaCresta, Messrs. Haramaty, Cohen, Ganor and Tal and Polaris, also entered into a shareholders agreement with Deutsche Telekom. Pursuant to this agreement, each of LaCresta and Messrs. Haramaty, Cohen and Ganor agreed to not reduce their holdings in VocalTec below 50% of their respective direct or indirect holdings in VocalTec as of the date of the agreement (December 29, 1997) without Deutsche Telekom's prior written consent. In addition, under the agreement, each of LaCresta, Deutsche Telekom , Mr. Haramaty and Mr. Cohen possess a right of first refusal with respect to the transfer by any of them of any or all of his or its shares in our company. Although the agreement contains undertakings of the parties to it to confer with each other regarding how to vote on any matter put to vote at a meeting of our shareholders, it does not bind any of the parties to it to vote in any specific manner. It does, however, restrict the ability of each of the parties to enter agreements after the effective date of the shareholders agreement to elect nominees or representatives of third parties to our board of directors. LaCresta, Polaris, Mr. Haramaty and Mr. Cohen undertook to, if so requested, vote in favor of a nominee of Deutsche Telekom for our board of directors if (a) their aggregate holdings of our shares drops below 12% of our issued and outstanding shares or (b) a person or group of persons acting together (other than the parties to the agreement) acquires more than 20% of our shares. The term of this agreement is ten years from December 29, 1997, provided that Deutsche Telekom may terminate the agreement if its percentage ownership in our shares declines to less than 5%.

OPTIONS TO SHAREHOLDERS

   In August 1995, select shareholders, who also serve as our directors and officers, were granted options, vesting at various dates between 1997 and 1999, to purchase ordinary shares for an exercise price based on the valuation of our company at $25 million (which is equal to an exercise price of $3.983 per share), as follows:

   o Lior Haramaty was granted options to purchase 60,000 ordinary shares, all of which are vested and outstanding;

   o Alon Cohen was granted options to purchase 60,000 ordinary shares, all of which are vested and outstanding;

   o Ami Tal was granted options to purchase 60,000 ordinary shares, all of which are vested and outstanding; and

   o Elon Ganor was granted options to purchase 120,000 ordinary shares, all of which are vested and outstanding.

   Dr. Ganor and Mr. Tal, who are brothers in-law, each own 50% of LaCresta, and each may therefore be deemed to beneficially own all the ordinary shares owned by the other. In addition, pursuant to the shareholders agreement described above, each of Mr. Haramaty, Mr. Cohen, Mr. Tal and Dr. Ganor may be deemed to beneficially own all the ordinary shares owned by the other parties to the shareholders agreement.


                                  PART II


ITEM 14.    DESCRIPTION OF SECURITIES TO BE REGISTERED

   Not applicable.

                                  PART III

ITEM 15.    DEFAULTS UPON SENIOR SECURITIES

   Not applicable.

ITEM 16. CHANGES IN SECURITIES, CHANGES IN SECURITY FOR REGISTERED SECURITIES AND USE OF PROCEEDS

   Not applicable.

                                  PART IV

ITEM 17.    FINANCIAL STATEMENTS

   Not applicable.

ITEM 18.    FINANCIAL STATEMENTS

   Reference is made to the Index on page F-1 of the Consolidated Financial Statements of our company and the notes thereto contained in this report.

ITEM 19.    FINANCIAL STATEMENTS AND EXHIBITS

   (a) The following consolidated financial statements, together with the report of Luboshitz Kasierer & Co., are filed as part of this annual report:

                                                            Page
Index to Consolidated Financial Statements                  F-1
Independent Auditors' Report                                F-2
Consolidated Financial Statements and Notes thereto         F-3

   Financial statement schedules are not included because they are not applicable or because the required information is contained in the Consolidated Financial Statements or notes thereto.

   (b) None.



                                 SIGNATURE

      Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.



                              VOCALTEC COMMUNICATIONS LTD.



                              By :  /s/ Elon Ganor
                                    -------------------------------------
                              Name: Dr. Elon Ganor
                             Title: Chairman of the Board of Directors
                                    and Chief Executive Officer



Dated: June 15, 2000



 ------------------------------------------------------------------------
                        VOCALTEC COMMUNICATIONS LTD.
 ------------------------------------------------------------------------


         CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 1999



                                  CONTENTS


                                                                     PAGE
                                                                     ----
INDEPENDENT AUDITORS' REPORT                                          F-2

CONSOLIDATED FINANCIAL STATEMENTS

  Consolidated Balance Sheets                                      F-3 - F-4

  Consolidated Statements of Operations                               F-5

  Consolidated Statements of Changes in Shareholders' Equity          F-6

  Consolidated Statements of Cash Flows                            F-7 - F-8

  Notes to the Consolidated Financial Statements                   F-9 - F-24



                              # # # # # #


                      (Letterhead of Arthur Andersen)


                        INDEPENDENT AUDITORS' REPORT



To the Shareholders of
VocalTec Communications Ltd.


We have audited the consolidated balance sheets of VocalTec Communications Ltd. (an Israeli Corporation) as of December 31, 1998 and 1999, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in Israel and in the United States, including those prescribed under the Auditors' Regulations (Auditor's Mode of Performance), 1973. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 1998 and 1999, and the results of its operations, the changes in its shareholders' equity and its cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.



                                            /S/ LUBOSHITZ KASIERER
                                          LUBOSHITZ KASIERER
                                    Member Firm of Arthur Andersen


Tel-Aviv, Israel
January 25, 2000


                        VOCALTEC COMMUNICATIONS LTD.

                        CONSOLIDATED BALANCE SHEETS
              In thousands of U.S. dollars (except share data)


                                                           DECEMBER 31
                                                        -------------------
                                               NOTE       1998        1999
                                               ----     -------     -------
CURRENT ASSETS
  Cash and cash equivalents                    (3)        4,990      31,915
  Short-term investments                       (4)       31,374       1,730
  Trade receivables (net of allowances)        (5)        9,012       6,163
  Other receivables and deferred charges       (6)        3,322       3,068
  Inventories                                             1,653       1,602
                                                        -------     -------
     Total current assets                                50,351      44,478
                                                        -------     -------

INVESTMENT IN A COMPANY                        (7)        2,373      37,845
                                                        -------     -------

EQUIPMENT                                      (8)        6,126       5,619
                                                        -------     -------

DEPOSIT WITH INSURANCE COMPANIES               (10)       1,095       1,329
                                                        -------     -------

                                                         59,945      89,271
                                                        =======     =======


                                                           DECEMBER 31
                                                        -------------------
                                               NOTE       1998        1999
                                               ----     -------     -------
CURRENT LIABILITIES
  Accounts payable and accrued expenses        (9)        7,850       8,503
                                                        -------     -------

LONG-TERM LIABILITIES
  Long term bank loans                         (11)           -      20,017
  Accrued severance pay                        (10)       1,224       1,761
                                                        -------     -------
                                                          1,224      21,778
                                                        -------     -------

     Total liabilities                                    9,074      30,281
                                                        -------     -------

COMMITMENTS AND CONTINGENCIES                  (12)

SHAREHOLDERS' EQUITY
   Share capital                               (13)
     Ordinary shares of NIS 0.01 par value:
       Authorized - 30,000,000 shares;
       Issued and outstanding - 11,771,302
       shares as of December 31, 1999, and
       11,413,420 shares as of December
       31, 1998                                              35          35
   Share premium                                         92,696      94,627
   Deferred compensation                                   (291)       (188)
   Accumulated other comprehensive income                     -      34,471
   Accumulated deficit                                  (41,569)    (69,955)
                                                        -------     -------
     Total shareholders' equity                          50,871      58,990
                                                        -------     -------


                                                         59,945      89,271
                                                        =======     =======


           THE ACCOMPANYING NOTES FORM AN INTEGRAL PART OF THESE
                     CONSOLIDATED FINANCIAL STATEMENTS.


                        VOCALTEC COMMUNICATIONS LTD.

                   CONSOLIDATED STATEMENTS OF OPERATIONS
       In thousands of U.S. dollars (except share and per share data)


                                                 YEAR ENDED DECEMBER 31
                                              ------------------------------
                                      NOTE      1997       1998       1999
                                      ----    --------   --------   --------
Net sales                             (14)     15,683     24,650     26,615

Cost of sales                         (15)      2,243      5,938      8,156
                                              --------   --------   --------
     Gross profit                              13,440     18,712     18,459
                                              --------   --------   --------

Operating expenses
  Research and development costs      (16)      5,519     11,192     13,157

  Marketing and selling expenses      (17)     13,449     18,509     27,171

  General and administrative expenses           3,196      5,204      6,592
                                              --------   --------   --------
                                               22,164     34,905     46,920
                                              --------   --------   --------

     Operating loss                            (8,724)   (16,193)   (28,461)

Financing income, net                           1,044      2,668        902
                                              --------   --------   --------
     Loss before one time charge               (7,680)   (13,525)   (27,559)

One time charge in respect of acquired
  in-process research and development
  (1999 - restructuring costs)                      -      9,656        827
                                              --------   --------   --------

     Net loss                                  (7,680)   (23,181)   (28,386)
                                              ========   ========   ========

Basic and diluted net loss per share            (0.89)     (2.08)     (2.47)
                                              ========   ========   ========

Weighted average number of shares
  outstanding - basic and diluted           8,618,161  11,144,584 11,497,723
                                              ========   ========   ========


           THE ACCOMPANYING NOTES FORM AN INTEGRAL PART OF THESE
                     CONSOLIDATED FINANCIAL STATEMENTS.


                                        VOCALTEC COMMUNICATIONS LTD.

                                   CONSOLIDATED STATEMENTS OF CHANGES IN
                                          SHAREHOLDERS' EQUITY
                            In thousands of U.S. dollars (except share data)


                                                                                ACCUMULATED
                                                                                   OTHER
                               NUMBER      SHARE      SHARE       DEFERRED      COMPREHENSIVE    ACCUMULATED
                             OF SHARES    CAPITAL    PREMIUM    COMPENSATION        INCOME         DEFICIT        TOTAL
                            ----------    -------    -------    ------------    -------------    -----------    ---------
Balance as of
  January 1, 1997            8,612,990       28      38,224         (326)               -          (10,708)      27,218
Shares issued                   14,500        -          68            -                -                -           68
Deferred compensation                -        -         137         (137)               -                -            -
Amortization of
  deferred compensation              -        -           -          105                -                -          105
Net loss                             -        -           -            -                -           (7,680)      (7,680)
                            ----------    -------    -------    ------------    -------------    -----------    --------
Balance as of
  December 31, 1997          8,627,490       28      38,429         (358)               -          (18,388)      19,711
Shares issued                2,785,930        7      54,267            -                -                -       54,274
Amortization of
  deferred compensation              -        -           -           67                -                -           67
Net loss                             -        -           -            -                -          (23,181)     (23,181)
                            ----------    -------    -------    ------------    -------------    -----------    --------
Balance as of
  December 31, 1998         11,413,420       35      92,696         (291)               -          (41,569)      50,871
Shares issued                  357,882        -       1,999            -                -                -        1,999
Deferred compensation                -        -         177         (177)               -                -            -
Amortization of
  deferred compensation              -        -        (245)         280                -                -           35
Comprehensive income:
  Net loss                           -        -           -            -                -          (28,386)           -
  Unrealized gain from
    available-for-sale
    securities                       -        -           -            -           34,471                -            -
                            ----------    -------    -------    ------------    -------------    -----------    --------
Total comprehensive
  income                             -        -           -            -                -                -        6,085
                            ----------    -------    -------    ------------    -------------    -----------    --------
Balance as of
  December 31, 1999         11,771,302       35      94,627         (188)          34,471          (69,955)      58,990
                            ==========    =======    =======    ============    =============    ===========    ========


                 THE ACCOMPANYING NOTES FORM AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS.


                            VOCALTEC COMMUNICATIONS LTD.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                             In thousands of U.S. dollars

                                                               YEAR ENDED DECEMBER 31
                                                         ---------------------------------
                                                            1997        1998       1999
                                                         --------     --------    --------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net loss                                                (7,680)     (23,181)    (28,386)
  Adjustments to reconcile net loss to net cash
    in operating activities
    Expenses not affecting operating cash flows:
      Amortization of deferred compensation                  105           67          35
      Severance pay, net                                      19          (28)        303
      Depreciation                                           718        1,914       3,584
      Equity in losses of an affiliated company               80          201           -
      Acquired of in-process research and
        development                                            -        9,656           -
      Other                                                    -       (1,000)         24
    Changes in operating assets and liabilities:
      Decrease (increase) in trade receivables            (1,879)      (3,003)      2,849
      Decrease (increase) in other receivables               (62)      (1,429)        254
      Decrease (increase) in inventories                      46         (758)         51
      Increase in accounts payable and accrued             1,142        3,406         653
                                                         --------     --------    --------
          Net cash used in operating activities           (7,511)   (  14,155)  (  20,633)
                                                         --------     --------    --------

CASH FLOWS FROM INVESTING ACTIVITIES
  Short-term investments                                   8,822      (25,772)     29,644
  Investment in a company                                   (510)      (1,140)     (1,000)
  Purchase of equipment                                   (1,830)      (4,568)     (3,228)
  Proceeds from sale of equipment                              -            -         143
  Purchase of Radlinx, net of cash acquired                    -       (2,837)          -
                                                         --------     --------    --------
     Net cash provided by (used in) investing              6,482      (34,317)     25,559
                                                         --------     --------    --------

CASH FLOWS FROM FINANCING ACTIVITIES
  Proceeds from issuance of share capital                     68       46,298           -
  Deferred charges in connection with shares
    issuance                                                (390)           -           -
  Long-term bank loans received                                -            -      20,000
  Proceeds from options exercised                              -          322       1,999
                                                         --------     --------    --------
     Net cash provided by (used in) financing
     activities                                             (322)      46,620      21,999
                                                         --------     --------    --------

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS          (1,351)      (1,852)     26,925

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR             8,193        6,842       4,990
                                                         --------     --------    --------

CASH AND CASH EQUIVALENTS AT END OF YEAR                   6,842        4,990      31,915
                                                         ========     ========    ========

NON-CASH ACTIVITIES
  Unrealized gain from available-for-sale
    securities                                                 -            -      34,471
                                                         ========     ========    ========
  Investment in other company in consideration
    for Company's products                                     -        1,000           -
                                                         ========     ========    ========

 THE ACCOMPANYING NOTES FORM AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS.


                        VOCALTEC COMMUNICATIONS LTD.

               CONSOLIDATED STATEMENTS OF CASH FLOWS (CONT.)
                        In thousands of U.S. dollars


                                                    YEAR ENDED DECEMBER 31
                                                  ----------------------------
                                                    1997      1998       1999
                                                  --------  --------  --------
PURCHASE OF RADLINX
  Assets and liabilities at date of purchase:
    Working capital (excluding cash)                 -         (680)       -
    Fixed assets                                     -         (104)       -
    Acquired of  in-process research and
      development                                    -       (9,656)       -
   Other goodwill-type intangible assets             -          (51)       -
                                                  --------  --------  --------
                                                            (10,491)       -
  Less - Issuance of shares                          -        7,654        -
                                                  --------  --------  --------
                                                     -       (2,837)       -
                                                  ========  ========  ========


           THE ACCOMPANYING NOTES FORM AN INTEGRAL PART OF THESE
                     CONSOLIDATED FINANCIAL STATEMENTS.


                        VOCALTEC COMMUNICATIONS LTD.

               NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                        In thousands of U.S. dollars


NOTE 1  - GENERAL

          A. The Company, an Israeli corporation, develops and markets systems enabling voice, fax and multimedia communications over packaging networks, including both private networks and the public internet.

          B. The accompanying financial statements have been prepared in U.S. dollars, as the currency of the primary economic environment in which the operations of the Company are conducted is the U.S. dollar. Most of the Company's sales are made outside Israel in non-Israeli currencies (mainly the U.S. dollar). A majority of the costs and expenses are made outside Israel in non-Israeli currencies, primarily in U.S. dollars. Thus, the functional currency of the Company is the U.S. dollar.

               Transactions and balances originally denominated in U.S. dollars are presented at their original amounts. Transactions and balances in other currencies are remeasured into U.S. dollars in accordance with principles identical to those set forth in Statement No. 52 of the Financial Accounting Standards Board of the United States ("FASB"). Accordingly, items have been remeasured as follows:

               Monetary items - at the current exchange rate at balance sheet date.

               Nonmonetary items - at historical exchange rates.

               Income and expenditure items - at exchange rates current as of date of recognition of those items (excluding depreciation and other items deriving from nonmonetary items).

               Exchange gains and losses from the translation mentioned above (which are immaterial for each reported period) are reflected in the statement of operations. The representative rate of exchange at December 31, 1999 was U.S. $1.00 - 4.153 New Israeli Shekel (NIS) (December 31, 1998 and 1997 - NIS
               4.16 and NIS 3.536, respectively).


                        VOCALTEC COMMUNICATIONS LTD.

           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
                        In thousands of U.S. dollars


NOTE 2  - SIGNIFICANT ACCOUNTING POLICIES

          The financial statements have been prepared in conformity with accounting principles generally accepted in the United States. The significant accounting policies followed in the preparation of the financial statements, applied on a consistent basis, are as follows:

          A.   PRINCIPLES OF CONSOLIDATION

               The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries in the U.S. (VocalTec Communications Inc.), in the U.K. (VocalTec Communications U.K. Limited), in Japan (VocalTec Communications Japan K.K.) in Germany (VocalTec Communications GmbH) and in China (VocalTec representative office Beijing China). Material intercompany balances and transactions have been eliminated.

          B.   INVESMENT IN A COMPANY

               The non-restricted portion of an investment in a publicly-traded company which is available for sale is recorded at fair market value in accordance with Statement of Financial Accounting Standards No. 115 "Accounting for Certain Investments in Debt and Equity Securities". The difference between the fair market value and cost (unrealized gain) is included as a separate component of shareholders' equity.

          C.   CASH AND CASH EQUIVALENTS

               For the purpose of the statements of cash flows, all highly liquid investments (short-term bank deposits) are considered cash equivalents if the investments mature within three months from the date of acquisition.

          D.   ALLOWANCE FOR DOUBTFUL DEBTS

               Allowance for doubtful debts is computed for specific debts the collectibility of which, is doubtful and based upon the Company's experience.


                        VOCALTEC COMMUNICATIONS LTD.

           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
                        In thousands of U.S. dollars


NOTE 2  - ACCOUNTING POLICIES (CONT.)

          E.   INVENTORIES

               Inventories are stated at the lower of cost or market. Inventory cost is determined by the "first-in, first-out" method.

          F.   EQUIPMENT

               Equipment is stated at cost. Depreciation is computed by the straight-line method over the estimated useful life of the assets.

          G.   RESEARCH AND DEVELOPMENT COSTS

               Research and development costs, net of participations by the Government of Israel through the Ministry of Industry and Trade, Office of the Chief Scientist, are charged to operations as incurred. Software development costs are considered for capitalization when technological feasibility is established in accordance with Statement of Financial Accounting Standards ("SFAS") No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed." Costs incurred subsequent to achievement of technological feasibility in the process of software production have not been material. Therefore, the Company has not capitalized any of its research and development expenses and does not anticipate that its development process will differ materially in the future.

          H.   INCOME TAXES

               The Company accounts for income taxes under the liability method of accounting. Under the liability method, deferred taxes are determined based on the differences between the financial statement and tax bases of assets and liabilities at enacted tax rates in effect in the year in which the differences are expected to reverse. Valuation allowances are established, when necessary, to reduce deferred tax assets to amounts expected to be realized.


                        VOCALTEC COMMUNICATIONS LTD.

           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
                        In thousands of U.S. dollars


NOTE 2  - ACCOUNTING POLICIES (CONT.)

          I.   REVENUE RECOGNITION

               Revenues are generally recognized upon shipment of the product and when collectibility is probable. An estimated reserve for product returns is recorded at the time of sale where applicable.

          J.   SHARE-BASED COMPENSATION

               The Company has adopted the disclosure provisions of SFAS No. 123, "Accounting for Stock-Based Compensation," and the accounting rules set forth in Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees." The Company has provided the necessary pro forma disclosures as if the fair value method had been applied (See Note 13).

          K.   BASIC AND DILUTED NET LOSS PER SHARE

               Basic and diluted net loss per share are presented in accordance with SFAS No. 128, "Earnings per Share", for all periods presented. Basic and diluted net loss per share have been computed using the weighted-average number of ordinary shares outstanding during the period. The total number of shares related to the outstanding options excluded from the calculations of diluted net loss per share were 1,294,850, 2,007,575 and 2,879,943 for the years ended December 31, 1997, 1998 and 1999, respectively.

          L.   USE OF ESTIMATES

               The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.


                        VOCALTEC COMMUNICATIONS LTD.

           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
                        In thousands of U.S. dollars


NOTE 3  - CASH AND CASH EQUIVALENTS

                                                       DECEMBER 31
                                                   ------------------
                                                     1998       1999
                                                   -------    -------
          Cash in banks                              1,817      1,277
          Bank deposits (bearing annual
            interest rate of 4.88% to 6.18%)         3,173     30,638
                                                   -------    -------
                                                     4,990     31,915
                                                   =======    =======

NOTE 4  - SHORT-TERM INVESTMENTS

                                                       DECEMBER 31
                                                   -------------------
                                                     1998       1999
                                                   -------    --------
          Bank deposits (bearing annual
            interest rate of 6.38%)                 19,012        730
          Marketable securities                     12,362      1,000
                                                   -------    -------
                                                    31,374      1,730
                                                   =======    =======

NOTE 5  - TRADE RECEIVABLES

                                                       DECEMBER 31
                                                   -------------------
                                                     1998       1999
                                                   -------    --------
          Trade receivables                         16,793     12,806
          Allowance for doubtful debts
            and unrecognized income                  7,781      6,643
                                                   -------    -------
                                                     9,012      6,163
                                                   =======    =======

NOTE 6  - OTHER RECEIVABLES AND DEFERRED CHARGES

                                                       DECEMBER 31
                                                   -------------------
                                                     1998       1999
                                                   -------    --------
          Government participation receivables         701      1,703
          Prepaid expenses                             685        620
          Other                                      1,936        745
                                                   -------    -------
                                                     3,322      3,068
                                                   =======    =======


                        VOCALTEC COMMUNICATIONS LTD.

           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
                        In thousands of U.S. dollars


NOTE 7  - INVESTMENT IN A COMPANY

          The Company has an investment in ITXC Inc. ("ITXC") that in October 1999 completed its initial public offering ("IPO") on the Nasdaq in the U.S. As part of the offering the Company agreed not to dispose of any shares of ITXC for a period ending in March 2000. In addition, the Company's investment in ITXC is subject to Rule 144 under the Securities Act of 1933 which restricts during a specified period the number of shares of ITXC that the Company may sell. As of December 31, 1999, the portion of the Company's investment in ITXC which is not restricted is classified as "available-for-sale" and stated at fair market value. A portion of the above shares have been pledged as security for bank loans
          - see Note 11. The investment in ITXC is presented in the balance sheet as follows:

                                                       DECEMBER 31
                                                   -------------------
                                                     1998       1999
                                                   -------    --------
          At fair market value                           -     35,104
          At cost (fair market value at
            December 31, 1999 - $152,117)            2,373      2,741
                                                   -------    -------
                                                     2,373     37,845
                                                   =======    =======

NOTE 8  - EQUIPMENT

                                             ANNUAL          DECEMBER 31
                                            RATES OF      -----------------
                                          DEPRECIATION     1998       1999
                                          ------------    ------    -------
          Computers and related               25-33%       6,632      9,018
          Office furniture, equipment
            and leasehold improvements         7-25%       2,317      2,511
          Motor vehicles                      15-25%         177         10
                                                          ------     ------
                                                           9,126     11,539
          Less - accumulated
            depreciation                                   3,000      5,920
                                                          ------     ------
          Net book value                                   6,126      5,619
                                                          ======     ======


                        VOCALTEC COMMUNICATIONS LTD.

           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
                        In thousands of U.S. dollars


NOTE 9  - ACCOUNTS PAYABLE AND ACCRUED EXPENSES

                                                        DECEMBER 31
                                                    -----------------
                                                     1998        1999
                                                    -----       -----
          Suppliers                                 4,015       2,612
          Employees and related expenses            2,077       2,139
          Other (mainly accrued expenses)           1,758       3,752
                                                    -----       -----
                                                    7,850       8,503
                                                    =====       =====

NOTE 10 - SEVERANCE PAY

          The Company's severance pay obligation to its employees is partially covered by payments to insurance companies. The accrual for severance pay and deposits with insurance companies in respect of severance pay are included in the balance sheet. Severance pay expenses, amounted to $349, $498 and $537 for the years ended December 31, 1997, 1998 and 1999, respectively.

NOTE 11 - LONG-TERM BANK LOANS

          The loans bear interest at Libor plus 1.5% (libor at December 31, 1999 - 6.2%). Loan principal of $10,000 is to be repaid in four equal quarterly installments commencing in April 2001 and loan principal of $10,000 is repayable in August 2002. As collateral for the loans, the Company has pledged shares of ITXC stock with an aggregate fair market value of approximately $91,900 as of December 31, 1999. Should the aggregate fair market value decline below approximately $50,000, the Company will be required to provide additional security or repay a portion of the loans. The loan agreements also contain financial covenants.

          The Company also has an unutilized credit line in the amount of $5,000 available until April 2000 at the same interest rate as the abovementioned loans.


                        VOCALTEC COMMUNICATIONS LTD.

           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
                        In thousands of U.S. dollars


NOTE 12 - COMMITMENTS AND CONTINGENCIES

          A. In connection with its research and development, the Company received and accrued participation payments from the Office of the Chief Scientist of the Ministry of Industry and Trade in Israel in the total amount of approximately $2.0 million. In return for the Government of Israel's participation, the Company is committed to pay royalties at a rate of 3% - 5% of sales of the developed product, up to 100%-150% of the amount of grants received (for grants received under programs approved subsequent to January 1, 1999, 100% plus interest at LIBOR). The Company's total commitment for royalties payable with respect to future sales, based on Government of Israel participations received or accrued, net of royalties paid or accrued, totaled approximately $1.4 million as of December 31, 1999.

          B. Certain claims, mainly for patent infringement and breach of contract, have been asserted against the Company or its U.S. subsidiary. Management estimates that these claims will not have material effect on the Company.

          C. The Company's facilities in Israel are rented under an operating lease for the periods ending July, 2001 to April, 2004 (some with renewal options). Annual minimum future rental payments at balance sheet date are approximately as follows:

                    2000                                 1,730
                    2001                                 1,620
                    2002                                   920
                    2003                                   350
                    2004                                   120
                                                         -----
                                                         4,740
                                                         =====


                        VOCALTEC COMMUNICATIONS LTD.

           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
                        In thousands of U.S. dollars


NOTE 13 - SHARE CAPITAL

          Through December 31, 1999, the Company has granted options to purchase Ordinary Shares to key employees, officers, directors and consultants of the Company as an incentive to attract and retain qualified persons. Options generally become exercisable within two to four years from the date of the grant. Options were granted at varying prices ranging from $0 to the fair market value at the date of the grant.

          In 1997 and 1998, the Company adopted a stock option and incentive plan (the "Option Plan") which provides for the grant by the Company of restricted shares or options to purchase up to an aggregate of 750,000 and 1,000,000 Ordinary Shares respectively, to officers, directors, key employees, or consultants of the Company or any of its subsidiaries. The plan will expire 10 years after its adoption unless terminated earlier by the Board of Directors. The exercise price of stock options issued under the Option Plan will be no less than 95%, of the fair market value of the Ordinary Shares as of the date of grant. In 1999, the Company adopted a stock option and incentive plan (the "Option Plan") which provides for the grant by the Company of restricted shares or options to purchase up to an aggregate of 1,000,000 Ordinary Shares to officers, directors, employees, and consultants of the Company or any of its subsidiaries. The plan will expire 10 years after its adoption unless terminated earlier by the Board of Directors. The exercise price of stock options issued under the Option Plan will be no less than 95% of the fair market value of the Ordinary Shares as of the date of grant.

          The Ordinary Shares acquired upon exercise of an option and the restricted shares will be subject to certain restrictions on transfer, sale or hypothecation. Options will be exercisable and restrictions on deposition of shares will lapse pursuant to the terms of the individual agreements under which such options were granted or shares issued.


                        VOCALTEC COMMUNICATIONS LTD.

           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
                        In thousands of U.S. dollars


NOTE 13 - SHARE CAPITAL (CONT.)

          Transactions related to the above discussed options during the three years ended December 31, 1999 are summarized as follows:

                                                                      WEIGHTED
                                                                      AVERAGE
                                                         WEIGHTED-      FAIR
                                                          AVERAGE     VALUE OF
                                            NUMBER         PRICE      OPTIONS
                                           OF SHARE      PER SHARE    GRANTED
                                          ----------     ---------    --------
          Outstanding January 1, 1997        778,850

            Granted                          571,500       $6.56       $4.04
            Exercised                        (14,500)      $4.76
            Forfeited                        (41,000)      $4.21

          Outstanding December 31, 1997   1,294,850

            Granted                          961,500        $7.35      $4.73
            Exercised                        (64,025)       $4.96
            Forfeited                       (184,750)       $6.53

          Outstanding December 31, 1998    2,007,575

            Granted                        1,775,950       $10.92      $6.00
            Exercised                       (357,882)       $6.23
            Forfeited                       (545,700)       $7.66

          Outstanding December 31, 1999    2,879,943
                                           =========


                        VOCALTEC COMMUNICATIONS LTD.

           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
                        In thousands of U.S. dollars


NOTE 13 - SHARE CAPITAL (CONT.)

          The following table summarizes information about options outstanding and exercisable at December 31, 1999:

                       OPTIONS OUTSTANDING                    OPTIONS EXERCISABLE
               ---------------------------------------    ------------------------
                 NUMBER         WEIGHTED-    WEIGHTED-      NUMBER       WEIGHTED-
  RANGE OF     OUTSTANDING      AVERAGE      AVERAGE      OUTSTANDING     AVERAGE
  EXERCISE         AT           REMAINING    EXERCISE         AT         EXERCISE
   PRICES      DECEMBER 31,    CONTRACTUAL    PRICES      DECEMBER 31,    PRICES
                   1999            LIFE                       1999
      $                                          $                           $
  --------     ------------    -----------    --------    ------------    --------
     0            30,000          5.00          0.00        15,000         0
 3.95-5.95       464,200          6.00          4.27       433,337         4.18
 6.29-6.65       187,750          7.50          6.64       144,500         6.64
   7.00          109,934          7.50          7.00        24,001         7.00
 7.13-7.50       543,250          8.50          7.39       106,164         7.42
 8.96-9.43       441,009          9.50          9.18        99,970         9.08
10.45-11.00      401,000          9.50         10.52             0        10.52
 11.5-11.81       68,000(*)       9.75         11.72         3,000        11.81
12.83-14.00      603,300         10.00         13.25             0        13.25
16.15-16.79       31,500          6.00         16.85         6,500        16.15
               ---------                                   -------
               2,879,943                                   832,472
               =========                                   ========


     (*) Includes 28,000 options granted to Consultants in 1999 for whom deferred compensation in the amount of $177 was calculated based on the fair value of the options on the date granted using the Black-Scholtes method. Under SFAS No. 123 the compensation cost that has been charged to operations for the year ended December 31, 1999 amounted to $8.

          The aggregate amount of deferred compensation recorded arising from the difference between the exercise price and the fair market value on the date of the grant of $772 is included in shareholders' equity and is being amortized over the vesting periods of the respective options in accordance with APB 25. The balance of unamortized compensation at December 31, 1999 is $19. Under APB 25 the compensation cost that has been charged to operations for the year ended December 31, 1999 amounted to $27 (1998 - $67).


                        VOCALTEC COMMUNICATIONS LTD.

           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
                        In thousands of U.S. dollars


NOTE 13 - SHARE CAPITAL (CONT.)

          Had compensation cost been determined under the alternative fair value accounting method provided for under FASB Statement No. 123, "Accounting for Stock-Based Compensation" the Company's net loss and net loss per share would have been increased to the following pro forma amounts:

                                        1997        1998        1999
                                      --------    --------    --------
          Net loss:
            As reported                (7,680)    (23,181)    (28,386)
            Pro forma                  (8,714)    (24,497)    (30,657)

          Net loss per share:
            As reported                 (0.89)      (2.08)      (2.47)
            Pro forma                   (1.01)      (2.20)      (2.67)

          Under Statement 123 the fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 1997, 1998 and 1999: (1) expected life of the option of 2.5 years (1997 - 3, 1998 - 2); (2) dividend yield of 0% (1997, 1998 - same); (3) expected volatility of 95% (1997 - 92%, 1998 - 120%), (4) risk-free interest rate of
          5% (1997, 1998 - 6%).


                        VOCALTEC COMMUNICATIONS LTD.

           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
                        In thousands of U.S. dollars


NOTE 14 - NET SALES

                                                YEAR ENDED DECEMBER 31
                                              -------------------------
                                               1997      1998     1999
                                              ------    ------   ------
          The Company's sales by
             North America (principally
             United States                    10,980     7,917    3,556
             Europe                            2,845    13,355   16,687
             Far East                          1,475     2,084    5,573
             Other                               383     1,294      799
                                              ------    ------   ------
                                              15,683    24,650   26,615
                                              ======    ======   ======

                                                %          %         %
                                              ------    ------   ------
          Sales to a single customer
             exceeding 10%:
             Customer A                         11         -        -
             Customer B                         11         -        -
             Customer C                         11        39       49


NOTE 15 - COST OF SALES


          Cost of sales include royalties
          to the Government of Israel          103        73      219
                                              ======    ======   ======


                        VOCALTEC COMMUNICATIONS LTD.

           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
                        In thousands of U.S. dollars


NOTE 16 - RESEARCH AND DEVELOPMENT COSTS, NET

                                                  YEAR ENDED DECEMBER 31
                                                ---------------------------
                                                 1997       1998      1999
                                                ------    ------     ------
          Payroll and related expenses           5,147     9,001     10,055
          Subcontractors and other expenses      1,796     3,618      5,190
                                                ------    ------     ------
                                                 6,943    12,619     15,245
          Less - participations by the
            Government of Israel:
             Royalty bearing participation           -       261      1,316
             Other participation                 1,424     1,166        772
                                                ------    ------     ------
                                                 5,519    11,192     13,157
                                                ======    ======     ======


NOTE 17 - MARKETING AND SELLING EXPENSES, NET

                                                   YEAR ENDED DECEMBER 31
                                                ---------------------------
                                                 1997       1998       1999
                                                -----      -----      -----
          Marketing and selling expenses
           include:
             Royalties to the Government
               of Israel                          331        410          -
                                                =====      =====      =====

             Bad and doubtful debt              2,284      2,015      2,637
                                                =====      =====      =====

          Marketing and selling expenses
            are net of participations by
            the Government of Israel              198        432          -
                                                =====      =====      =====


                        VOCALTEC COMMUNICATIONS LTD.

           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
                        In thousands of U.S. dollars


NOTE 18 - TAXES ON INCOME

          The Company is subject to the Income Tax Law (Inflationary Adjustments), 1985, measuring income on the basis of changes in the Israeli Consumer Price Index.

          The Company's investment in equipment in the amount of approximately $300 has received approval in accordance with the Law for the Encouragement of Capital Investments, 1959 ("approved enterprise" status). The Company has chosen to receive its benefits through the "Alternative Benefits" program, and, as such, is eligible for various benefits. These benefits include accelerated depreciation of fixed assets used in the investment program, as well as a full tax exemption on undistributed income for a period of two years and reduced tax rates for an additional period of up to eight years (depending on the percentage of foreign share ownership in the Company), commencing with the date on which taxable income is first earned. The benefits are subject to the fulfillment of the conditions of the letter of approval. As the Company has not yet reported any taxable income, the benefits period has not yet commenced.

          The regular tax rate applicable to the Company is 36%. Income derived by the Company from its approved enterprise, is to be exempt from tax for two years and will be liable to reduced rate of 25% for additional period of up to 8 years. The 25% rate may be reduced further, depending on the rate of foreign share holding in the Company. Dividends paid by the Company out of regular income are liable to 25% withholding at source. Dividends paid out of the approved plan income are liable to 15% withholding. Should the Company pay dividends out of income earned during the two-year tax holiday, it will be liable to 25% tax on that income (or lower rate depending on the rate of foreign share holding).

          As the Company is exempt from tax, the statutory tax rate for the purposes of the reconciliation of reported tax expense is zero.

          Tax assessments for the years up to 1995 have been agreed with the tax authorities.


                        VOCALTEC COMMUNICATIONS LTD.

           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
                        In thousands of U.S. dollars


NOTE 18 - TAXES ON INCOME (CONT.)

          The Company has net operating loss carryforwards for tax purposes of approximately $33 million as of December 31, 1999, of which approximately $8 million (net of unrealized gain on available for sale securities of approximately $34 million) is attributable to the U.S. subsidiary and will expire in 2013. The balance of approximately $25 million is attributable to the Company and has no expiration period. Due to the uncertainty of realizing the benefit of the loss carryforwards, a valuation allowance for the entire deferred tax assets has been recorded. Deferred taxes in respect of other temporary difference are immaterial.


NOTE 19 - RELATED PARTIES' BALANCES AND TRANSACTIONS

          A.   BALANCES WITH RELATED PARTIES

                                                      DECEMBER 31
                                                   -----------------
                                                    1998        1999
                                                   -----       -----
               Trade receivables                   4,025       4,017


          B.   TRANSACTIONS WITH RELATED PARTIES

                                           FOR THE YEAR ENDED
                                       ---------------------------
                                                DECEMBER 31
                                       ---------------------------
                                        1997      1998       1999
                                       ------    ------     ------
               Sales                     243      9,613     13,092




                            # # # # # # # #


                   VOCALTEC COMMUNICATIONS LTD. AND SUBSIDIARIES

                                    Schedule II


                         Valuation and Qualifying Accounts

                                                      INCREASE (DECREASE)
                                                  CHARGED TO
                                                  (DEDUCTED    CHARGED TO
                                    BALANCE AT       FROM)     (DEDUCTED      BALANCE AT
                                    BEGINNING      BAD DEBT      FROM)         END OF
                                    OF PERIOD      EXPENSE       SALES         PERIOD
                                    ----------    ----------    ----------    ----------
Year ended December 31, 1997
  Allowance for doubtful accounts          -         $696             -           $696
  Allowance for sales returns         $2,687            -        $2,811         $5,498

Year ended December 31, 1998
  Allowance for doubtful accounts       $696       $1,559             -         $2,255
  Allowance for sales returns         $5,498            -           $28         $5,526

Year ended December 31, 1999
  Allowance for doubtful accounts     $2,255        $(833)            -         $1,422
  Allowance for sales returns         $5,526            -         $(305)        $5,221