Form 20-F
period 2000-12-31
VOCALTEC COMMUNICATIONS LTD
filed 2001-07-02
CIK 1005699

United States Securities and Exchange Commission
                           Washington, D.C. 20549

                                  FORM 20-F

        [ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)
                  OF THE SECURITIES EXCHANGE ACT OF 1934

                                     OR

        [X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
            EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2000

                                     OR

        [ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
            EXCHANGE ACT OF 1934
            For the transition period from________to________

                     Commission file number: 2-0-27648

                        VocalTec Communications Ltd.
           (Exact name of registrant as specified in its charter
                       and translation into English)

                              State of Israel
              (Jurisdiction of incorporation or organization)

                              2 Maskit Street
                           Herzeliya Pituach 46733
                                   Israel
                  (Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the
Act:  None

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Ordinary Shares, par value of NIS 0.01 per share               Nasdaq
------------------------------------------------              --------
           Title of each class                          Name of each exchange
                                                         on which registered

Securities for which there are a reporting obligation pursuant to Section 15(d) of the Act:
None

The number of outstanding shares of each of the issuers classes of capital or common stock as of December 31, 2000:

                        12,127,058 Ordinary Shares, par
                            value NIS 0.01 per share

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past ninety (90) days.

         [ X ]  Yes
         [   ]  No

Indicate by check mark which financial statement item the registrant has elected to follow.

         [   ]  Item 17
         [ X ]  Item 18

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

         [     ]  Yes
         [     ]  No


Index

PART ONE
                                                                           Page

Item 1.   Identity of Directors, Senior Management and Advisors               4
Item 2.   Offer Statistics and Expected Timetable                             4
Item 3.   Key Information                                                     4
Item 4.   Information on the Company                                         20
Item 5.   Operating and Financial Review and Prospects                       32
Item 6.   Directors, Senior Management and Employees                         44
Item 7.   Major Shareholders and Related Party Transactions                  46
Item 8.   Financial Information                                              50
Item 9.   The Offer and Listing                                              51
Item 10.  Additional Information                                             53
Item 11.  Quantitative and Qualitative Disclosure about Market Risk          76
Item 12.  Description of Securities Other than Equity Securities             77

PART TWO

Item 13.  Defaults, Dividend Arrearages and Delinquencies                    78
Item 14.  Material Modifications to the Rights of Security Holders
          and Use of Proceeds                                                78
Item 15.  [Reserved]                                                         78
Item 16.  [Reserved]                                                         78

PART THREE

Iuem 17.  Financial Statements                                               79
Item 18.  Financial Statements                                               79
Item 19.  Exhibits                                                          109


PART ONE

This annual report contains historical information and forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 with respect to VocalTec's business, financial condition and results of operations. These statements involve substantial risks and uncertainties. In some cases you can identify these statements by forward-looking words such as "anticipate," "believe," "could," "estimate," "expect," "intend," "may," "should," "will," and "would" or similar words. You should read statements that contain these words carefully because they discuss future expectations, contain projections of future results of operations or of financial position or state other "forward-looking" information. The important factors listed above in the section captioned "Risk Factors," as well as any cautionary language in this report, provide examples of risks, uncertainties and events that may cause the actual results of either company to differ materially from the expectations described in these forward-looking statements. You should be aware that the occurrence of the events described in these risk factors and elsewhere in this report could have a material adverse effect on the business, results of operations and financial position of VocalTec.

Any forward-looking statements in this report are not guarantees of future performances, and actual results, developments and business decisions may differ from those envisaged by such forward-looking statements, possibly materially. VocalTec disclaims any duty to update any forward-looking statements, all of which are expressly qualified by the statements in this section.

Item 1.           IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable.


Item 2.           OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.


Item 3.           KEY INFORMATION

3A.               Selected Financial Data

Our historical Consolidated Financial Statements are prepared in accordance with accounting principals generally accepted in the United States ("GAAP") and presented in dollars. The selected historical consolidated financial information set forth below has been derived from the historical Consolidated Financial Statements of VocalTec Communications Ltd. for the years presented. Historical information as of and for the five years ended December 31, 2000 is derived from our Consolidated Financial Statements, which have been audited by Luboshitz Kasirer, member firm of Arthur Andersen, our independent auditors.

The information presented below is qualified by the more detailed historical Consolidated Financial Statements set forth elsewhere in this document, and should be read in conjunction with those Consolidated Financial Statements, the notes thereto and the discussion under "Operating and Financial Review and Prospects" included elsewhere in this report.


Statement of Operations Data

                                                                   Year ended December 31,
                                                 ------------------------------------------------------------
                                                 ----------- ------------ ----------- ----------- -----------
                                                       1996         1997        1998        1999        2000
                                                       ----         ----        ----        ----        ----
                                                            (In thousands, except per share data)
Net sales                                            $8,495      $15,683     $24,650     $26,615     $42,041
Cost of sales                                         1,232        2,243       5,938       8,156      13,537
Gross profit                                          7,263       13,440      18,712      18,459      28,504
Research and development expenses, net                3,250        5,519      11,192      13,157      13,401
Marketing and selling expenses, net                   9,673       13,449      18,509      27,171      29,590
General and administrative expenses                   1,524        3,196       5,204       6,592       8,592
Total operating expenses                             14,447       22,164      34,905      46,920      51,583
Operating loss                                      (7,184)      (8,724)    (16,193)    (28,461)    (23,079)
Other income (expenses), net                        (1,285)            -     (9,656)       (827)      57,744
Finance income, net                                   1,309        1,044       2,668         902       3,184
Income (loss) before income taxes                   (7,160)      (7,680)    (23,181)    (28,386)      37,849
Income taxes                                              -            -           -           -       9,013
Net income (loss)                                   (7,160)      (7,680)    (23,181)    (28,386)      28,836
Net income (loss) per share (basic)                  (0.86)       (0.89)      (2.08)      (2.47)        2.39
Net income (loss) per share (diluted)                (0.86)       (0.89)      (2.08)      (2.47)        2.18
Weighted  average number of shares  outstanding       8,230        8,618      11,145      11,498      12,082
(basic)
Weighted  average number of shares  outstanding       8,230        8,618      11,145      11,498      13,252
(diluted)



Balance Sheet Data

                                                                   Year ended December 31,
                                                 ------------------------------------------------------------
                                                 ----------- ------------ ----------- ----------- -----------
                                                       1996         1997        1998        1999        2000
                                                       ----         ----        ----        ----        ----
                                                            (In thousands, except per share data)
Working capital                                     $25,123      $16,093     $42,501     $35,975     $42,673
Total assets                                         30,773       24,757      59,945      89,271      92,967
Long-term Liabilities                                   377          726       1,224      21,778       6,449
Net assets                                           27,218       19,711      50,871      58,990      62,370
Total shareholders' equity                           27,218       19,711      50,871      58,990      62,370
Number of shares outstanding                          8,613        8,627      11,413      11,771      12,127


Exchange Rate Information

The following table shows, for each of the months indicated, the high and low exchange rates between New Israeli Shekels and U.S. dollars, expressed as shekels per U.S. dollar and based upon the daily representative rate of exchange as reported by the Bank of Israel:


        Month                                              High (NIS)           Low (NIS)

        December 2000                                      4.103                4.041
        January 2001                                       4.153                4.067
        February 2001                                      4.143                4.100
        March 2001                                         4.217                4.115
        April 2001                                         4.226                4.139
        May 2001                                           4.152                4.122

The following table shows, for periods indicated, the average exchange rate between New Israeli Shekels (NIS) and U.S. dollars, expressed as shekels per U.S. dollar, calculated based on the average of the exchange rates on the last day of each month during the relevant period as reported by the Bank of Israel:


Year                                         Average (NIS)

1996                                            3.195
1997                                            3.465
1998                                            3.810
1999                                            4.165
2000                                            4.068


On June 20, 2001, the exchange rate was NIS 4.167 per U.S. dollar as reported by the Bank of Israel.


The effect of exchange rate fluctuations on the business and operations of VocalTec is discussed in "Item 5. Operating and Financial Review and Prospects."


3B.       Capitalization and Indebtedness

Not applicable.

3C.       Reasons for the Offer and Use of Proceeds

Not applicable.

3D.       Risk Factors

PURCHASING OUR STOCK INVOLVES A HIGH DEGREE OF RISK. THE RISKS SET FORTH BELOW SHOULD BE CAREFULLY REVIEWED BEFORE MAKING A DECISION TO INVEST IN OUR STOCK. IN THE EVENT THAT ONE OR MORE OF THE RISKS SET FORTH BELOW OCCURS, THE SHARE PRICE OF OUR STOCK COULD DECREASE AND YOU MAY LOSE ALL OR PART OF YOUR INVESTMENT.


We may experience significant fluctuations in our quarterly results, which might make it difficult for investors to make reliable period-to-period comparisons and may contribute to volatility in the market price for our ordinary shares.

Our operating results may fluctuate from period to period for a number of reasons. We have short delivery cycles and as a result we do not have a large order backlog. This makes the forecasting of net sales inherently uncertain. This uncertainty is compounded because each quarter's net sales are predominantly from orders booked and shipped during the last month of that quarter. Furthermore, a disproportionately large amount of sales of the last month of each quarter are booked and shipped in the latter half of the month. Significant annual and quarterly fluctuations in our results of operations may be caused by, among other factors, the timing and composition of orders from our customers, the economic viability of our customers, especially as it impacts the quality of our receivables (see the risk factor "Carrying and Collecting Account Receivables"), the mix of distribution channels used by us, the timing of new product announcements and releases by both us and our competitors, currency exchange rate fluctuations and general economic conditions in the geographical areas in which we operate.

Our future results may also be affected by factors including our ability to continue to develop, introduce and deliver enhanced and new products in a timely manner, to offer new products at competitive prices and to anticipate customer demands. There can be no assurance that the growth in sales achieved by us in prior quarters will continue or that sales or profitability in any particular quarter will not be lower than those of the preceding quarters, including comparable quarters. Our expense levels are based, in part, on expectations of future revenues. If revenue levels are below expectations, operating results are likely to be adversely affected because any corresponding reduction in expenses may not be proportionate to the reduction in revenues.

As a result, we believe that period-to-period comparisons of our results of operations are not necessarily meaningful and should not be relied upon as indications of future performance. The volatility in our operating results may also result in significant volatility in our share price. Furthermore, our share price is also subject to the price volatility experienced by many companies in the telecommunications sector, Internet and related sectors. It is also possible that our quarterly results or operations may be below the expectations of public market analysts and investors. If this happens, the price of our ordinary shares is likely to decrease.

We need to manage growth efficiently, otherwise we risk increased costs and a material adverse effect on our future growth and the quality and cost of our products.

Our annual revenue growth rate was 58% in 2000, 8% in 1999, 57% in 1998 and 85% in 1997. We have been pursuing aggressive growth by, among other things, making substantial investments in our sales and marketing organizations and our indirect distribution channels, creating new research and development programs and increasing funding of existing programs, as well as investments in corporate infrastructure. This strategy involves a high level of operating expenses, and entails complexities associated with managing a larger and growing organization that significantly strain our management systems, planning and resources. The inability to manage our growth effectively could result in an increase in our operating expenses and could materially adversely affect our future growth and the quality and costs of our products. During the first two quarters of 2001, we implemented a restructuring plan in which we eliminated approximately 63 positions. This sort of downsizing could materially adversely affect our ability to meet our obligations to customers in a timely manner, and our ability to increase revenues.

We have incurred significant historical operating losses and expect to continue to incur operating losses.

Since our incorporation in 1989, we have had limited sales and have incurred significant operating losses. In 2000, we had an operating loss of $23 million, despite a net income of $28.8 million due to a sale of a portion of our shares in ITXC. In 1999 and 1998 we incurred net losses of approximately $28.39 million and $23.18 million (including a one-time charge in respect to acquired research and development of $9.6 million), respectively. Our future prospects must be considered in light of the risks, expenses and difficulties frequently encountered by companies in new and rapidly evolving industries. To address these risks and achieve profitability and increased sales levels, we must, among other things, establish and increase market acceptance of our products and systems, respond effectively to competitive pressures, offer high quality customer service and support, introduce, on a timely basis, advanced versions and enhancements of our products and successfully market and support such advanced versions and enhancements.

We expect to continue to incur operating losses in 2001 and may incur operating losses thereafter due to sales and marketing, product development, administrative and other expenses. Our revenues may not grow sufficiently to achieve or sustain profitability, and there can be no assurance that we will achieve or sustain significant sales or profitability in the future.

If we fail to timely complete the development and introduction of new products in order to remain competitive in our markets, our results of operations may suffer.

Growth in our sales revenues is dependent upon the commercial success of our products and broad market acceptance. To this end, we are involved in the development and introduction of new products and applications and enhancements to our existing products. A number of risks are inherent in this process, and we may not successfully complete the development or introduction of these products. The development of new technologies and products is increasingly complex and uncertain. This can result in delay in the introduction of new technology and products, and requires close collaboration and continued technological advancement involving multiple hardware and software design teams and outside suppliers of key components. The failure of any one of these elements could cause new products to fail to meet specifications or to miss aggressive schedules that we may establish. As the variety and complexity of our product lines increase, the process of planning production and inventory levels also becomes more difficult.

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

If viable markets for our products and technology fail to develop, or our products fail to achieve market acceptance even if markets do develop, our business will be adversely affected.

The markets for our products have only recently begun to develop, and are rapidly evolving and characterized by an increasing number of market entrants who have introduced or developed similar products and services. As is typical in the case of a rapidly evolving industry, demand and market acceptance for recently introduced technology products and services are subject to a high level of uncertainty. Broad acceptance of our technology, products and systems is critical to our success and ability to generate revenues. Acceptance of our technology, products and systems will be highly dependent on the functionality, reliability, stability and performance of the products and systems, and particularly of the success of the initial implementation of our products and systems. In addition, acceptance of our technology will depend on matters beyond our control such as the introduction of competing products or technologies into the market before our new technologies and products. There can be no assurance that voice and audio communications over the Internet will become widespread, that connections between IP networks and the PSTN will become widespread or that our ITSP and telecommunications oriented products will gain market acceptance. The adaptation process can be time consuming and costly to both us and our customers and the acceptance of the product or system may depend, to a substantial extent, on the success of the adaptation.

Because the market for our products is new and evolving, it is difficult to predict its future growth rate, if any, and the size of our market. There can be no assurance that the market for our products and services will develop or that our products will achieve market acceptance. If the market fails to develop, develops more slowly than expected, or if our products do not achieve market acceptance, our business, financial condition or results of operations will be materially adversely affected. In addition, the market acceptance of new products by our competitors or the emergence of new industry standards could render our products technologically obsolete, and could result in the inability to sell our products in the marketplace and generate revenues.

Undetected errors or defects could increase our costs and harm our business.

Products offered by us may contain undetected errors or defects when first introduced or as new versions are released. Our introduction of products with reliability, quality or compatibility problems could result in reduced revenues and orders, un-collectible accounts receivable, delays in collecting accounts receivable and additional costs. There can be no assurance that, despite testing by us or by our customers, errors will not be found in our products after commencement of commercial deployment. Errors of this sort could result in product redevelopment costs and loss of, or delay in market acceptance, loss of revenues, loss of market share, loss of potential new customers, and increased warranty and maintenance costs. In addition, there can be no assurance that we will not experience significant product returns in the future. Any such event could have a material adverse effect on our business, financial condition or results of operations.

We are subject to strong competition. Greater market acceptance of our competitors' products and technology could result in reduced revenues or gross margins.

The competition in the VOIP communications market is very strong. Almost all of our current and potential competitors have longer operating histories, greater name recognition, larger installed customer bases and significantly greater financial, technical and marketing resources than us, including the means to offer vendor-sponsored financing programs to prospective customers. If we do not offer vendor-sponsored financing, prospective customers may purchase products from a competitor who offers this type of financing. Competition includes telecommunications companies, data communication companies and pure voice over IP companies.

If we have to lower our prices below current levels, there can be no assurance that we will be able to successfully launch our new products, compete successfully and effectively against other companies' product offerings, or maintain revenues and gross margins.

Various innovative voice, audio, video and other communications alternatives, which may compete with our products are often introduced, and may be introduced in the future. Such new communication alternatives may be based on traditional telephone lines, the Internet or cable networks and may be combined with other computing and broadcasting capabilities.

We expect that additional companies will compete in the Internet voice and audio communications market. In the future, we may also develop and introduce other products with new or additional telecommunications capabilities or services. As a result of any such development or introductions, we may compete directly with telephone companies and other telecommunications infrastructure providers. Additional competitors may include companies that currently provide computer software products and services such as telephone, media, publishing and cable television. The ability of some of our competitors to bundle other Internet services and other products with Internet voice products could give these competitors an advantage over us.

Carrying and Collecting Accounts Receivable

Trade receivables as of December 31, 2000 amounted to approximately $8.4 million, net of allowances of approximately $9.9 million (mainly a reserve for doubtful accounts and unrecognized revenues). The trade receivables represent open accounts to be collected mainly in the two first quarters of 2001. Trade receivables as of March 31, 2001 amounted to approximately $7.9 million, net of allowances of approximately $8.4 million, to be collected in the two following quarters. A portion of our receivables result from credit extended to ITSPs for purchases of our products. Some of these ITSPs may prove to be credit risks. There can be no assurance that any of our accounts receivable will be completely collected.

Our costs of sales have increased and are expected to continue increasing. This has and will continue to negatively impact our operating margins.

Our costs of sales have increased due to the higher costs of new products and the lower products prices due to increased competition. In addition, an increasing number of our customers and potential customers are demanding end-to-end turnkey solutions that provide all necessary hardware and software for their VOIP communications solutions. Accordingly, we have begun to purchase hardware components, such as servers and circuit boards, to integrate into our solutions, from a small number of manufacturers which may not always have sufficient quantities of inventory available to timely fill our orders. If a hardware manufacturer fails to make timely delivery of orders, we may lose revenues and suffer damage to our customer relationships. The need to buy such components has increased our costs of sales and negatively impacted our gross margins. We expect this trend to continue in 2001 and beyond. Any continuation or intensification of these trends could delay or prevent us from achieving profitability.

If our relationships with our key partners are terminated, our business could be adversely affected.

Our relationship with Deutsche Telekom provided for the purchase of approximately $37.6 million in our products and services by Deutsche Telekom between December 1997 and March 2001. In January 2000, we entered into a product purchase agreement with Deutsche Telekom valued at approximately $11 million. During 2000, Deutsche Telekom purchased $12.2 million of our products and services, constituting 29% of our net sales in 2000. Pursuant to a Letter of Understanding (the "LOU"), we are providing Deutsche Telekom with an application service hosting platform allowing businesses in its Freecall Online program to offer e-commerce and web-enabled call center customer care service.

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

In addition to Deutsche Telekom, a portion of our sales revenues were generated by sales to a limited number of key customers that collectively represented an aggregate of 26% of our total revenues. A decrease of sales to these customers would seriously harm overall product sales and our ability to generate revenues. Our future growth will depend on, among other factors, our ability to grow our customer base beyond this current limited number of key customers.

Our business is dependent on the Internet, and if our clients do not continue to use the Internet, our business will suffer.

The success of our products is dependent, among other things, on the continued expansion of the Internet and its network infrastructure. There can be no assurance that the infrastructure or complementary products necessary to make the Internet a viable commercial network will continue to be developed. In particular, there can be no assurance that the Internet will retain its current pricing structure with regard to volume, distance (the physical location of any user) and the lack of varying rates for different times of day. Moreover, critical issues concerning the commercial use of the Internet (including security, reliability, cost, ease of use and access and quality of service) remain unresolved and may affect the growth of Internet usage. There can be no assurance that the Internet will be able to meet additional demands or its users' evolving requirements on a timely basis, at a commercially reasonable cost, or at all. While we anticipate the continued evolution of the Internet and related infrastructure, any failure to develop accordingly could have a material adverse impact on our business, financial condition or results of operations.

Our products can be vulnerable to computer viruses or similar disruptive problems. Computer viruses or problems caused by third parties could lead to interruptions, delays or cessation in service. Furthermore, inappropriate use of the Internet by third parties could potentially jeopardize the security of confidential information, such as the content of Internet phone conversations. Until more comprehensive security technologies are developed, the security and privacy concerns of existing and potential users may inhibit the growth of the Internet industry in general and the market for our products in particular.

We are dependent upon the continued employment of key personnel.

Our future success depends to a significant extent upon the continued active participation of Dr. Elon Ganor, our Chairman of the Board of Directors and CEO. We have an employment agreement with Dr. Ganor, which provides that following an initial two-year period that ended in early 1998, the agreement can be terminated by either party upon twelve months notice. Although we have key employee life insurance coverage for Dr. Ganor, the loss of his services could have a material adverse effect on our business.

In addition to Dr. Ganor, the success of our company depends upon the continued services of our senior executive officers. Such officers are not bound by employment agreements for any specific term. The loss of the services of any of our officers may adversely affect the development and sales of our products, and the management of our company. Our future is also dependent upon our continuing ability to attract and retain highly qualified personnel, sales and marketing personnel and management to perform research and development, commercialize products, and perform the sales and marketing functions required to bring these products to the market. There is a large demand for highly qualified technical personnel in Israel and competition for such personnel is generally intense. There can be no assurance that we will continue to be successful in attracting and retaining such personnel.

We may be unable to adequately protect our proprietary rights, which may limit our ability to compete effectively.

Our success is dependent, to a certain extent, upon our proprietary technology. We currently rely on a combination of trade secret, patent, copyright and trademark law, together with non-disclosure, contractual licensing restrictions, and invention assignment agreements, to establish and protect the proprietary rights and technology used in our products. There can be no assurance, however, that such measures will provide commercially significant protection for our proprietary technology, that competitors will not develop products with features based upon, or otherwise similar to, our products or that we will be able to prevent competitors from selling similar products.

Third parties have asserted patent infringement and other claims against us from time to time. A number of these claims were directed at certain basic and fundamental components of our products. We believe that claims which have been asserted against us, to date, will not have a material adverse effect on our business or financial condition; however, there can be no assurance that third parties will not assert such claims against us in the future or that such present and future claims will not be successful. Patents which relate to basic technologies in the communications and multimedia areas have been recently allowed and patents may be filed in the future which relate to basic technologies incorporated in our products. We could incur substantial costs and diversion of management resources with respect to the defense of any claims relating to proprietary rights which could have a material adverse effect on our business, financial condition and results of operations. Furthermore, parties making such claims could secure a judgment awarding substantial damages, as well as injunctive or other equitable relief which could effectively block our ability to make, use, sell, distribute or otherwise license our products in the United States or abroad. Such a judgment could have a material adverse effect on our business, financial condition and results of operations. Generally, litigation, which could be costly and time consuming, may be necessary to determine the scope and validity of others' proprietary rights or to enforce any patents issued to us, in either case, in judicial or administrative proceedings. In the event a claim relating to proprietary technology or information is asserted against us, we may seek licenses for such intellectual property. There can be no assurance, however, that licenses could be obtained on commercially reasonable terms, if at all, or that the terms of any offered licenses will be acceptable to us. The failure to obtain the necessary licenses or other rights could preclude the sale, manufacture or distribution of our products and, therefore, could have a material adverse effect on our business, financial condition or results of operations. The cost of responding to any such claim may be material, whether or not the assertion of such claim is valid. On February 15, 2000, Multi-Tech Systems, Inc., filed a complaint in the United States District Court for the District of Minnesota, in which it alleged that we and our wholly owned subsidiary VocalTec Communications Inc., as well as other named defendants, infringe five of Multi-Tech's Patents. We are, together with VocalTec Communications, Inc., vigorously defending the suit. The ultimate outcome, however, cannot be determined at this time.

The software market has traditionally experienced widespread unauthorized reproduction of products in violation of manufacturers' intellectual property rights. Such activity is difficult to detect and legal proceedings to enforce the manufacturers' intellectual property rights are often burdensome and involve a high degree of uncertainty and costs. We received indications that unauthorized use and reproduction of the registration codes contained in our various software products, such as Internet Phone and Surf&Call, may have occurred. This type of reproduction may continue to occur in the future. There can be no assurance that Surf & Call, Internet Phone and its registration codes, the VocalTec Telephony Gateway or other of our software products will not experience unauthorized use or reproduction on a massive scale which may adversely affect our business, financial condition or results of operations.

If we are unable to maintain our relationships with our distributors, or if our distributors' businesses are adversely affected by developments unrelated to us, our sales could be harmed.

Our marketing strategy includes sales through distributors and resellers, as well as direct sales by our own sales force. Our marketing efforts could be adversely affected by changes in the financial condition of our distributors, value added resellers and agents, or by other changes to their respective businesses. There is no assurance that we will be successful in extending the term of our various agreements or in establishing similar relationships with other entities if our current agreements are not extended. Although we believe that our relationship with our distributors, value added resellers and agents is generally good, the loss of our distributors or any event negatively affecting their financial condition could have a material adverse effect on our business, financial condition or results of operations.

Our expansion into new international markets exposes us to the risks inherent in conducting business in international markets.

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

We may be adversely affected if the rate of inflation in Israel exceeds the rate of devaluation of the new Israeli Shekel against the dollar.

The vast majority of our sales are made in dollars and most of our expenses are in dollars and New Israeli Shekels. The cost of our operations in Israel, as expressed in dollars, is influenced by the extent to which any increase in the rate of inflation is not offset by the devaluation of the NIS in relation to the dollar. In 2000, we experienced an increase in the cost of our operations in Israel, as expressed in dollars, as inflation in Israel exceeded the devaluation of the NIS against the dollar. The increase in the cost of our operations in Israel, as expressed in dollars, relates primarily to the cost of salaries in Israel, a substantial portion of which are paid in NIS linked to the Consumer Price Index in Israel. Although to date we have not, we may in the future, to the extent we deem it advisable, purchase forward currency options to decrease such risk.

Future Capital Needs; Uncertainty of Additional Financing.

We may need to raise additional funds through public or private debt or equity issuance in order to take advantage of unanticipated opportunities, including more rapid international expansion or acquisitions of complementary businesses or technologies, to develop new products or to otherwise respond to unanticipated competitive pressures. Such additional funding, whether obtained through public or private debt or equity financing, from strategic alliances or from the Office of the Chief Scientist (OCS), may not be available when needed or may not be available on terms acceptable to us, if at all.

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

There can be no assurance that additional financing will be available on terms favorable to us, or at all given current market conditions. If adequate funds are not available or are not available on acceptable terms, we may not be able to take advantage of unanticipated opportunities, develop new products or otherwise respond to competitive pressures. Such inability could have a material adverse effect on our business, financial condition or results of operations.

Any future acquisitions of companies or technologies and the resultant integration process may distract our management and disrupt our business.

One of our business strategies is to pursue acquisitions of complementary businesses, products and technologies. To date, we have had limited experience in making such acquisitions.

In March 1998, we acquired substantially all of the assets of RADLinx Ltd., a leader in standards-based real-time fax over the Internet. The acquisition was intended to expand our product line by adding in-house fax capabilities.

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

The market price of our ordinary shares may be volatile and you may not be able to resell your shares at or above the price you paid, or at all.

Sales of VOIP products to service providers have been generally unpredictable, as fluctuation in demand for voice infrastructure products is dependent on the service providers expansion of their networks. In addition, general economic conditions, and conditions relating to the telecommunications industry in particular, pose serious risk factors that may affect our revenues and share price.

In addition, global stock markets, including the NASDAQ, have recently experienced and may continue to experience significant price and volume fluctuations which have particularly affected the market prices of the stocks of high technology companies, Internet-related companies and Israeli companies, including ourselves. Additional factors that could cause the market price of our stock to fluctuate significantly include loss of any of our major customers or key personnel, new product developments or enhancements by our competition, sales of our securities by our shareholders, quarterly variations in actual or anticipated operating results, changes in earnings estimates by analysts, market conditions in the industry, analysts reports, announcements by competitors, regulatory actions or other events or factors, including the risk factors described herein and general economic conditions significantly affected and may continue to significantly affect the market price of our ordinary shares. In the past, following decreases or volatility in the market price of a company's securities, securities class action litigation has often been instituted against such a company. Such litigation could result in substantial costs and a diversion of management's attention and resources, which would have a material adverse effect on our business, operating results and financial condition.

Our executive officers, directors and affiliated entities will be able to influence matters requiring shareholder approval.

As of May 31, 2001, our principal shareholders, including our directors and certain executive officers, beneficially owned more than 30% of the outstanding ordinary shares of our company. Certain principal shareholders entered into shareholders agreements concerning, among other things, the election of directors. As a result, such shareholders together have the ability to significantly influence the election of our directors and most corporate actions.

Our United States investors could suffer adverse tax consequences if we are characterized as a passive foreign investment company.

Depending on various factors described in Item 10E of this annual report, for United States income tax purposes, we could be characterized as a passive foreign investment company (PFIC). Such characterization could result in adverse United States tax consequences to U.S. Holders (as hereinafter defined) which may be eliminated or ameliorated by a QEF Election (as hereinafter defined) that is in effect for any year in which we are a PFIC. Each U.S. Holder will be responsible for making this QEF Election on such holder's own tax return. Failure to make a QEF Election may cause, among other things, any gain recognized on the sale or disposition of our ordinary shares to be treated as ordinary income for U.S. Holders. U.S. Holders should consult their United States tax advisors with respect to the United States tax consequences of investing in our ordinary shares, and the benefits of a QEF Election, as applied to their own circumstances. We do not believe that we have been a PFIC for any tax year through and including 2000. We may possibly be a PFIC for tax year 2001, as a result of our substantial holdings of cash, cash equivalents and securities combined with the decline in our share price. For further discussion of the consequences of our possible PFIC status, refer to
Item 10E.

Risks Relating to Operations in Israel

Political, economic and military conditions in Israel could negatively impact our business.

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

The tax benefits available to us from Israeli government programs may be discontinued or reduced at any time, which would likely increase our taxes.

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


Exchange rate fluctuations and inflation in Israel impact our business.

A significant portion of VocalTec's sales are made outside of Israel in dollars or other non-Israeli currencies and the Company incurs significant portions of its expenses in NIS. The rate of inflation in Israel in the past three years has, however, been gradually declining. During the calendar years 1998, 1999 and 2000 the annual rate of inflation was approximately 8.6%, 1.3% and 0%, respectively, while the NIS was devalued against the dollar by approximately 17.6%, -0.2% and -2.7%, respectively. In 2000, inflation reached 0% for the first time ever, due to a reduction in prices worldwide and due to the high NIS interest rate. Continued deflation in Israel and the delay in or lack of any devaluation of the NIS in relation to the dollar and other currencies may have a material adverse effect on our results of operations and financial condition.

Many of our directors, officers and employees are obligated to perform military reserve duty in Israel.


Generally, Israeli adult male citizens and permanent residents through the age of 48 are obligated to perform up to 39 days of military reserve duty annually. Some of our directors, officers and employees are currently obligated to perform annual reserve duty. Additionally, all such persons are subject to being called to active duty at any time under emergency circumstances. We have operated effectively under these requirements since we began operations. No assessment can be made, however, as to the full impact of these requirements on our workforce or business if conditions should change, and we cannot predict the effect on us of any expansion or reduction of these obligations.


Service and enforcement of legal process on us and our directors and officers may be difficult to obtain.


Service of process upon our directors and officers and the Israeli experts named herein, all of whom reside outside the United States, may be difficult to obtain within the United States. Furthermore, since substantially all of our assets, all of our directors and officers and the Israeli experts named in this prospectus, are located outside the United States, any judgment obtained in the United States against us or these individuals or entities may not be collectible within the United States.


There is doubt as to the enforceability of civil liabilities under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, in original actions instituted in Israel. However, subject to certain time limitations and other conditions, Israeli courts may enforce final judgments of United States courts for liquidated amounts in civil matters, including judgments based upon the civil liability provisions of the Securities Act and the Securities Exchange Act.


Item 4.           INFORMATION ON THE COMPANY

4A.               History and development of VocalTec Communications Ltd.

Our name is VocalTec Communications Ltd. for both legal and commercial purposes. We were incorporated as a company under the laws of the State of Israel in 1989 and are accordingly subject to the new Israeli Companies
Law, 5739-1999 (Companies Law). Our principal executive offices are located at 2 Maskit Street, Herzeliya Pituach, 46733 Israel, and the telephone number at that location is +972-9-970-9700. Our website is located at http://www.vocaltec.com. Our wholly owned subsidiary in the Unites States, VocalTec Communications Inc., is located at One Executive Drive, Suite 320, Fort Lee, New Jersey 07024-3393, and the telephone number at that location is 201-228-7000.

Important developments in our company during 2000 included our sale in March of 779,743 shares of ITXC Corp. common stock. ITXC is a global provider of high quality Internet based voice and fax services, which we helped establish in October 1997. ITXC completed its initial public offering on October 1, 1999. We realized net proceeds, after taxes, of approximately $50 million from the sale, and we continue to hold 4,788,165 shares of ITXC common stock.

In January 2000, we organized our Company into three operating business units: VocalTec, Surf&Call Solutions and TrulyGlobal. TrulyGlobal Inc. began operations in April 2000 as a wholly owned subsidiary, but was unable to secure external financing and closed down operations in June 2001. We retained certain software engineers, who were integrated into the core development group, thereby enabling us to retain some of the technology and some key members of the TrulyGlobal team.

Our principal capital expenditures for fiscal 2000, 1999 and 1998 were $6.7 million, $2.4 million and $4.7 million, respectively. These amounts were primarily for computer equipment in our Israeli and worldwide offices.

As of May 1, 2001, principal capital expenditures currently in progress consist of approximately $1.29 million to be used in fiscal year 2001 for additional computer equipment with the bulk of these expenditures for computer equipment to be located at our facilities in Israel and North America.

4B.               Business Overview

We are a leading provider of software driven solutions for the deployment of next generation, Internet Protocol (IP) based international and long distance telephony platforms and related services.

Our service provider customers include traditional local, international and wholesale long distance telecommunication companies, competitive local exchange carriers (CLECs), alternative carriers, telephony wholesalers, Internet telephony service providers (ITSPs) and clearinghouses. As telecommunications markets worldwide move towards deregulation, intense competition is driving service providers to reduce their costs and establish new revenue sources.

Our solutions are open, standards-based systems that leverage the power and flexibility of Voice Over IP (VOIP) technology, to enable service providers to deliver new and innovative revenue-generating services. Our solutions can be rapidly deployed and easily expanded for increased traffic volume. Our solutions include basic and enhanced services on top of a platform of gateways and gatekeepers. These include international and long-distance calling, voice-VPN, calling card, clearinghouse, voice-enhanced e-commerce and Web-based multimedia communications services. Our solutions offer a level of reliability and voice quality identical to that of the PSTN.

Our core VocalTec solutions are standards compliant software driven systems for major telecommunications carriers, ITSPs and CLECs. Our Surf&Call solutions enable e-commerce storefronts to provide integrated voice, guided web browsing, text messaging and assisted form completion to their customers. This allows these e-commerce Web sites to offer their customers a wide range of shopping-related services without the complexity and cost of on-site technology installation and maintenance. The TrulyGlobal solution is a unified communications platform enabling carriers to rapidly introduce enhanced services that help attract and retain high-value residential and business users. End-users benefit from convenient Internet-based applications that allow them to coordinate and simplify the use of multiple communication devices. See "Item 5 - Operating Review and Financial Prospects" for segmented financial information.

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

Packet switching, the technology used in data networks, is rapidly replacing circuit switching. Packet-switching technologies, such as IP (Internet Protocol), divides signals into packets that are simultaneously routed over different channels to a final destination where they are reassembled in the original order in which they were transmitted. Packet switching provides for more efficient use of the capacity in the network because the network does not establish dedicated circuits, which waste unused capacity. As a result, substantially greater traffic can be transmitted over a packet-switched network, such as the Internet, than over a circuit-switched network.

Global Forces Driving the Growth of IP Communications

Deregulation of the communications industry is breaking down the barriers that restricted service providers to specific geographies, services and rates. Traditional monopolies are facing intense competition from new competitive service providers, and profit margins for traditional telephone services are eroding. The flexibility and cost-effectiveness of packet networks can assist service providers, both new and old, to reduce their costs and offer differentiated services.

The expansion of the Internet is driving growth of data traffic, the volume of which now exceeds the volume of voice calls. This has led service providers to make major investments in packet-based networks. Building and maintaining these networks together with traditional circuit switched networks is expensive. Packet architectures are more flexible and efficient, and reduce operating and equipment costs.

For voice traffic to run over packet networks, voice infrastructure solutions must satisfy a number of requirements. Service providers demand carrier-class grade products with high reliability, interoperability and quality. The new voice infrastructure must be scalable, and compatible with existing infrastructure, and the solutions should also be easy to deploy and expand.

VOIP technology has advanced sufficiently that there is no difference in voice quality between a call made over IP telephony networks and the traditional PSTN.

Solutions

Our solutions are made up of:
o        Long distance and international calling services;
o        Calling card services;
o        Corporate Voice Virtual Private Network (VPN) services;
o        Exchange carrier services; and
o Voice enhanced Internet, including Voice enhanced e-commerce and Voice over PC.

Long Distance and International Calling

VocalTec's International and Long-distance Calling solution for carriers and service providers enables a proven, revenue-generating basic telephone service, while reducing capital equipment investments and operational costs. At the same time, the solution substantially improves the utilization of existing IP networks.

Calling Card Services

VocalTec's Calling Card solution gives service providers and carriers a competitive edge by bypassing circuit-switched networks, gaining customers from countries where they currently have no presence, enjoying low-cost termination rates and expanding their service destinations using VocalTec-certified origination and termination partners. Taking advantage of the intelligence embedded in IP network components, the solution allows service providers to centralize the service application at a single location at a low cost.

Voice Virtual Private Networks

VocalTec's Voice VPN solution is designed to give carriers and service providers a competitive edge by offering virtual private business voice services that run on top of IP networks. These Voice VPN services are managed and billed by the carrier and integrate seamlessly with the business customers' existing corporate dialing plans. Independent and regional voice carriers benefit by extending their business offerings to cost effective, feature-rich VOIP VPNs. Data service providers benefit by offering voice VPN services on top of their current IP VPN business services. Corporations with remote offices and campuses benefit from carrier and service provider voice VPN services by connecting distant employees, departments and divisions at lower costs.

Exchange Carriers

VocalTec's Exchange Carrier solution provides a cost-effective, scalable platform for VOIP carriers seeking service providers as affiliates, thereby increasing the minutes passing through their networks and enabling them to leverage differences in international rates for call origination and termination. This solution also allows exchange carriers to offer global call coverage to affiliate service providers, regardless of where they own or operate IP telephony facilities. VocalTec helps power ITXC, the single largest VOIP international exchange carrier in the world today.

Voice enhanced e-commerce

VocalTec's voice-enhanced e-commerce solution, Surf&Call Solutions, adds the human touch to e-commerce, with the purpose of increasing the number of Web shoppers. It does this by converting e-commerce "surfers" (or "window-shoppers") to customers by assisting in the completion of their shopping transactions. Surf&Call Solutions provides web to phone calling, callback, web collaboration, joint form completion and text chat solutions for Internet customer service without requiring structural changes to the enterprise/call center in order for their customers to subscribe to the services. Surf&Call is based on a highly available, scalable, redundant four-tier Application Service Provider platform and is a complete, ready-for-business, carrier-grade solution. The solution is marketed to enterprises via service providers.

VocalTec Architecture

The technology behind the current VocalTec Architecture is based on the International Telecommunications Union (ITU) suite of standards usually referred to as H.323. H.323 is approximately six years old, and was pioneered by VocalTec, with VocalTec employees having made major contributions to the standards setting process. Today, H.323 is mature, stable, deployed worldwide, field proven, and generating service revenues. Interoperability between vendors of H.323 equipment has in many cases been established in live, money-making networks and VocalTec has had a leading industry role in the development of multi-vendor interoperability by being the first H.323 vendor to interoperate with the other standards-compliant vendors, such as Cisco and Lucent. H.323 continues to evolve and progress with new, enhanced versions from the ITU.

There are new standards that are starting emerge in addition to H.323. Session Initiation Protocol (SIP), from the Internet community's Internet Engineering Task Force (IETF) promises greater flexibility, ease of development and faster time-to-market for a wide range of telephone and PC based enhanced services that integrate with the Web in many innovative and forward-looking ways. Megaco (also referred to as H.248) is an ITU standard that promises breakthroughs in the scalability of VOIP networks and "alternative" access networks which circumvent traditional "Telco" local central office switches as planned by service providers offering xDSL, digital cable and fixed wireless (e.g. LMDS) access to enterprises and residences.

SIP is already supported in a VocalTec product introduced at the end of the first quarter 2001, and both SIP and Megaco play large roles in our architecture and product roadmaps. In addition to adopting these technologies we are also scaling up our customers' VOIP networks, using our current and proven H.323 based architecture.

VocalTec  Products

Gatekeepers

The VocalTec Gatekeeper VGK 1000 is VocalTec's flagship product. VGK 1000 is the intelligent center for H.323 VOIP networks and the platform for multiple enhanced services. VGK 1000 offers centralized call management of multiple, distributed gateways in the network, enabling service providers and carriers to set up a robust and secure Internet telephony service, suitable for large-scale public and corporate networks.

VGK 1000 enables service providers to accommodate networks of any size by deploying multiple interconnected gatekeepers over single or multiple domains. A modular design allows administrators to add services as required. VGK 1000 provides flexible, rule-based call management, supporting availability-based routing, capacity-based routing (load balancing), source-based routing, subscriber-based routing, time-based routing, priority-based routing (least cost routing), randomized routing, service restriction/permission, private and global numbering plans and inter-domain routing. Centralized, remote management is provided through VocalTec Network Manager (VNM) and through simple network management protocol (SNMP) compliant management applications.

VGK 1000 generates call and Quality of Service (QoS) statistics that can be used to analyze network performance. VGK 1000 also supports secure connections with other VocalTec architecture elements over private and public networks. Gatekeeper authentication ensures that only authorized users can access the network. Proprietary, secured management and on-board password protection provide additional administrative security. Open Application Programming Interfaces for third party systems include a call routing control application programming interface and an accounting, authentication and authorization for billing. The VGK 1000 also provides an open interface for call detail record collection from a centralized location, enabling credit and debit mode billing.

Telephony Gateways

Telephony gateways are the network elements that directly convert traditional PSTN telephone traffic to VOIP data at the originating (or "calling") end of a VOIP phone call or fax, and re-convert VOIP data into traditional PSTN telephone traffic at the terminating (or "called") end of the VOIP phone call or fax. Telephony gateways are usually distributed around the world and VocalTec currently has over 116,000 lines (or "ports") worth of telephony gateways distributed among over 100 countries around the globe. In December 2001, these lines carried over 250,000,000 minutes of billed traffic for VocalTec's customers.

To support a global distributed network of telephony gateways VocalTec offers a wide range of telephony gateways which in turn support the many different telephony interfaces and protocols required by the various regions of the world.

Currently, VocalTec provides three types of H.323 telephony gateways ranging in size. VocalTec Gateways 4 and 8 (VGW 4 and 8) are small enterprise and residential, "Customer Premise Equipment" (CPE) telephony gateways. VocalTec Gateway 120 (VGW 120) is a service provider H.323 trunking telephony gateway that supports up to 120 simultaneous calls. VocalTec Gateway 480 (VGW 480) is a higher capacity gateway that supports up to 480 simultaneous calls. VocalTec Gateway 2000 (VGW 2000) gateway is a carrier-class, H.323 trunking telephony gateway which can support a total of 1920 lines.

Signaling Gateways

VocalTec's Signaling Gateways (VSG 131 and 231) are SS7 signaling front-ends that provide PSTN signaling network connectivity for VOIP networks. The first is a two board, and the second a 12 board, SS7 signalling gateway. They provide SS7 service switching point (SSP) functionality (including IN and CLASS services), and are compatible with national and international carriers worldwide. Comprehensive SS7 tunneling enables end-to-end connectivity in an integrated signaling solution. VocalTec Signaling Gateways have proven themselves in rigorous tests and large deployments by carriers worldwide. VocalTec supports a large number of national SS7 variants.

Enhanced Services Servers

VocalTec currently provides Enhanced Services Servers for telephony billing and for Web Enabled Call Centers.

Billing - the VocalTec Billing Server (VBS 240) is a feature-rich, real-time prepaid/postpaid billing solution for service providers, calling card vendors, carriers and exchange carriers. Based on an open architecture, the billing solution provides scalability and flexibility for 3rd party applications. The VocalTec Billing Server can be situated anywhere within the IP network and secured by permission-based access, such as a network administrator, agent or an end-user wishing to manage a single account and view Call Detail Records (CDRs) over a given time frame.

Web Enabled Call Centers - VocalTec's Web Enabled Call Center (WECC) e-commerce solution offers an end-to-end platform to service companies, carriers and CRM companies for VOIP and Web collaboration offerings, enhancing relationships between a business and its customers on the Internet.

Network Management Systems

VocalTec currently provides its first generation H.323 VOIP Network Management System, the VNM 100. This system is an operation, administration, management, and provisioning tool for administering elements of the VocalTec architecture. The VNM 100 graphical user interface provides network administrators with the vital monitoring and management features necessary to manage a large-scale, distributed IP Telephony network.

PC Clients

VocalTec's Surf&Call Client is a unique Web plug-in designed for Web-based telecommunications applications. Surf&Call Client enables a live voice connection from any Web site, through the Internet, to any regular telephone.

SIP Server

The VocalTec SIP Server VSS 4000 provides a means of integrating SIP endpoints and applications into today's VOIP networks. It enables service providers to take advantage of SIP technology, developing SIP applications and services that are also supported on existing H.323 networks. VSS 4000 mediates between SIP endpoints and applications and VocalTec's enhanced
H.323 gateways and gatekeepers.

Marketing and Distribution

We market our products through multiple distribution channels. We have designed our distribution strategy to address the diverse markets we target, including telecommunications service providers, ITSPs, CLECs and clearinghouses. Our marketing strategy includes direct sales to telecommunication service providers, strategic partnerships, value added resellers and integration arrangements with vendors of complementary hardware and software products and services. We seek to combine our marketing efforts with enhanced technical marketing capability to enable quality pre-sale and post-sale support to our telecommunications service providers and other customers. We currently have a global sales organization with sales and support based in Israel, the United States, Japan, Germany, China, Hong Kong, Singapore, Australia, Italy, Spain, France and Sweden. Our sales force also markets and promotes the Surf&Call line of products. See "Item 5 - Operating Review and Financial Prospects" for a breakdown of revenues by geographic market.

During 1999, we worked closely with ECI Telecom Ltd. to develop a high-capacity carrier-class gateway based on VocalTec's technology and ECI's mature multi-service platform which features a built-in networking switch that can process up to 1,920 calls. In March 2000, we formalized the relationship by entering into a joint development and marketing agreement, granting to each party a license to distribute this gateway and certain of the products of each party.

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

Our employees have held the following positions since 1999: (a) editor of H.225/Annex G, the International Telecommunications Unit standard for Inter-carrier connectivity, supporting clearing-house functionality; (b) editor of the Interdomain Profile of iNow in IMTC; and (c) editor of the back-end service architecture in ETSI/TIPHONE, supporting the future architecture of IP telephony servers.

We plan to continue to be an active participant in standards and interoperability initiatives as we believe customers must be assured that new features will adhere to international standards to ensure consistency and interoperability.

Customer and Technical Support

We believe that responsive, prompt and efficient customer and technical support is essential to the success of obtaining and retaining customers. We currently maintain a staff of customer and technical support personnel in our offices in the U.S., Israel, Japan, China, Germany, Singapore and Hong Kong. We offer support to our customers and back office support to our resellers and distributors. For telecommunications market products, we have entered into several agreements that provide a percentage charge of the cost of the system purchased for technical support. We intend to continue to charge for such technical support in the future. We also train certain distributors, resellers and bundling partners to provide customers with first level technical support.

On a routine basis, our technical support staff provides feedback to our marketing and research and development groups. This enables us to design products featuring ease of use and installation, to maintain compatibility with third party products in order to minimize the requirements for service and support and to improve the products' quality.

Research and Development

See "Item 5 - Operating Review and Financial Prospects" for a discussion of research and development.

Competition

Our market is new, intensely competitive and rapidly evolving, and is characterized by evolving standards, new alliances and emerging market entrants. Entry barriers into this market are relatively low, and we expect that competition will intensify in the future. Our principal sources of competition include networking and telecommunications equipment vendors such as Cisco Systems, Inc., Lucent Technologies Inc. and Nortel Networks Corporation, as well as IP infrastructure companies such as Sonus Networks Inc. and Clarent Corporation. Many of our competitors have significantly greater technical and financial resources, service expertise, customer bases and name recognition than we do, and are able to devote larger resources to the development, sale and support of their products. In addition we believe that the ability to provide aggressive sales terms, including vendor-sponsored financing, which some of our competitors currently offer, is an important competitive factor in our market. Increased competition could result in price reductions, lower gross margins and loss of market share.

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

U.S. Federal Communications Regulations

Interexchange (long distance) telephone service in the United States has historically been used to subsidize local exchange telephone services. Following the 1982 consent decree that split AT&T into a long distance carrier and Regional Bell Operating Companies, the Federal Communications Commission (FCC) devised a complex system of access charges and universal service contributions through which local telephone exchange carriers received subsidies from interexchange carriers to reduce the price of basic local telephone service. The Telecommunications Act of 1996 (1996 Act) included provisions that require the FCC to convert these implicit subsidies to explicit, specific, and predictable support mechanisms, to make affordable basic telephone services available throughout the United States, and to provide additional support for telecommunications and information services for school, libraries, and health care providers. The 1996 Act requires every telecommunications carrier that provides interstate telecommunications services to contribute to the support of universal service.

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

On March 4, 1996, the America's Carriers Telecommunications Association
(ACTA), a trade association representing small long distance companies, filed a petition with the FCC requesting, among other things, that the FCC subject developers of Internet voice software such as VocalTec, to the same FCC regulations as long distance telecommunications carriers. ACTA requested that the FCC commence a rule - making proceeding regarding the regulation of Internet voice software such as our "Internet Phone" and that it order such companies to immediately cease distributing Internet voice software until the FCC completes the rule-making proceeding. In response to the ACTA petition, the FCC received hundreds of comments from the general public and the computer and telecommunications industries, including ourselves, the overwhelming majority of which requested that the FCC deny the ACTA petition. Most parties argued that the FCC lacks authority to regulate Internet voice software in the same manner as long distance companies and that alternatively, even if it could assert such authority, the FCC should treat the software in the same manner as deregulated telecommunications equipment. If the FCC were to grant the ACTA petition, we would have to comply with the full panoply of federal telecommunications regulations governing long distance carriers including access charges and universal service contributions. Although the FCC has not yet issued a notice of proposed rulemaking or otherwise acted on ACTA's petition it has stated its intention to address the petition and broader issues involving IP telephony.

In April 1998 the FCC submitted a report to Congress providing details on its implementation of the universal service provisions of the 1996 Act. In this report, the FCC discussed the provisions of IP telephony, mentioning us as a provider of software that makes possible both computer to computer conversations as well as IP calls to ordinary telephones connected to the public switched network through gateways.

The FCC stated that phone-to-phone IP telephony bears the characteristics of telecommunications services, which would subject providers of such services to access charges and universal service support obligations. The FCC decided to defer a definitive resolution of this issue to specific cases as they are brought before it. Members of Congress, the Administration, and the public have strongly supported the forbearance of telecommunications regulation on the Internet and on services providers thsough the Internet, such as IP telephony.

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


The United States Supreme Court has decided to review a decision of the U.S. Court of Appeals for the 11th Circuit regarding the attachment of communications lines to utility poles. The 11th Circuit held that the FCC lacks authority to regulate such attachments when they are used for Internet service because Internet service is neither a telecommunications service nor a cable service. It is possible that the Supreme Court's decision on this issue will affect the FCC's position on the regulatory treatment of IP telephony; however, we cannot determine what effect this case will have on our business.


From time to time members of Congress have considered bills that would either impose new restrictions or regulations on IP telephony or restrict agencies from imposing such restrictions or regulations. Bills regarding the Internet are expected to remain the subject of Congressional interest into the foreseeable future. It is not possible to determine whether any such bills will become law and what effect future legislation would have on our business.

4C.               Organizational Structure

We are organized under the laws of the state of Israel. Our directly and indirectly held principal operating wholly-owned subsidiaries are:

o        VocalTec Communications Inc. (USA)
o        VocalTec Communications Japan KK, (Japan)
o        VocalTec Communications Deutschland GmbH (Germany)
o        VocalTec Communications Hong Kong Limited (Hong Kong)
o        VocalTec Communications International B.V. (Netherlands)
o        VocalTec Communications Italy S.r.l. (Italy)
o        VocalTec Communications Australia Pty Ltd.  (Australia)
o        VocalTec Communications Singapore Pte Ltd, (Singapore)
o        VocalTec Communications France SAS (France)
o        VocalTec Communications Spain S.L. (Spain)
o        VocalTec Communications Sweden AB (Sweden)

 We also have a VocalTec representative office in China.

4D.               Property, Plants and Equipment

Our headquarters are located in Herzeliya Pituach, Israel and occupy approximately 49,600 square feet pursuant to a lease expiring in December 2004 with an option to extend the lease for an additional ten (10) years. We currently pay total yearly rental and management fees of approximately $1,380,000, which are linked to the Israeli Consumer Price Index. These facilities are used for management, marketing, sales, research and development and production. The following facilities accommodate our sales and customer support worldwide and are being fully utilized. They are all flexible enough to accommodate expansion of operations.

Our subsidiary in the United States rents approximately 16,500 square feet in Fort Lee, New Jersey under a lease expiring in April, 2004. The annual rent for these facilities is approximately $354,000.

We operate a Network Operating Center in New York, NY, which rents approximately 150 square feet. The annual rent for these facilities is $270,000.

Our subsidiary in Japan leases approximately 2,200 square feet in Tokyo under a lease expiring in July 2002. The annual rent for the facility is approximately $100,000.

Our subsidiary in Germany leases approximately 1,500 square feet in Bonn under a lease expiring in June 2002, with an option to extend the lease for an additional two years. The annual rent for the facility is approximately $26,500.

Our representative office in China leases approximately 2,200 square feet in Beijing under a lease expiring in July 2002. The annual rent for the facility is approximately $44,500.

Our subsidiary in Hong Kong leases approximately 1,900 square feet under a lease expiring in June 2002. The annual rent for the facility is approximately $85,000.

We lease additional office space in Singapore, Australia, Italy, Spain, France, Sweden, and Miami.

Item 5.           OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Overview

We are a leading provider of software driven solutions for the deployment of next generation, Internet Protocol (IP) based international and long distance telephony platforms and related services.

Our service provider customers include traditional local, international and wholesale long distance telecommunication companies, competitive local exchange carriers (CLECs), alternative carriers, telephony wholesalers, Internet telephony service providers (ITSPs) and clearinghouses. As telecommunications markets worldwide move towards deregulation, intense competition is driving service providers to reduce their costs and establish new revenue sources.

Our solutions are open, standards-based systems that leverage the power and flexibility of Voice Over IP (VOIP) technology, to enable service providers to deliver new and innovative revenue-generating services. Our solutions can be rapidly deployed and easily expanded for increased traffic volume. Our solutions include basic and enhanced services on top of a platform of gateways and gatekeepers. These include international and long-distance calling, voice-VPN, calling card, clearinghouse, voice-enhanced e-commerce and Web-based multimedia communications services. Our solutions offer a level of reliability and voice quality identical to that of the PSTN.


5A.               Operating Results

The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and related notes included elsewhere in this annual report. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may differ significantly from those projected in the forward-looking statements. Factors that might cause future results to differ significantly from those projected in the forward-looking statements include, but are not limited to, those discussed below and elsewhere in this annual report particularly those described above under "Item 3. Key Information - Risk Factors."

Net sales

VocalTec posted net sales in 2000 of $42 million, 58% higher than 1999 ($26.6 million), which in turn was 8% higher than 1998 ($24.7 million). The increase in net sales in 2000 was primarily attributable to increased sales and marketing efforts, including increased number of sales offices, a larger, more focused, sales force and a growing acceptance of packet temephony. We succeeded in regaining market share.

Sales of our turnkey solutions (primarily gateways and gatekeepers) to the service provider market comprised the most significant portion of sales in 2000. These products accounted for approximately 54% of our net sales in 2000, compared with 57% in 1999 and 59% in 1998. Other revenues were generated by licenses, projects and support.

During 2000 we stopped selling Internet Phone to the consumer market. These sales accounted for 5% of our net sales in 1999 and for 12% in 1998. The decrease was as a result of our increased focus on turnkey solutions and carrier markets.

Revenues from consulting decreased to 2% of our net sales in 2000, from 35% in 1999 and 22% in 1998. The decrease in 2000 is attributable to the changed composition of sales, we sold more turnkey products and projects, as our customers have less customization requirements than they had during 1999.

We distribute substantially all of our products through a combination of direct sales to telecommunications service providers, strategic partners and alliances, distributors and international dealers and agents. In each of 2000 and 1999, we experienced an increase in net sales in absolute terms through distribution channels serving the carrier or corporate markets, which include direct sales to carriers, strategic partners and distributors. These channels represented a higher percentage of net sales in 2000 compared with 1999, and in 1999 compared with 1998, due to our increased sales and marketing efforts in such markets.

The direct sales operations to telecommunications service providers was initiated to a limited extent in 1997, primarily due to the strategic business cooperation agreement with Deutsche Telekom. This channel was expanded in 1998, 1999 and 2000 due to increased sales to Deutsche Telekom, as well as sales to other telecommunication companies. Sales to Deutsche Telekom in 2000 accounted for 29% of net sales compared with 49% of net sales in 1999 and 39% of net sales in 1998. In addition to strategic partners addressing the carrier market, this direct sales channel may account for an increasing percentage of net sales in future periods as the direct sales operations to telecommunications service providers becomes further established.

Sales to ITXC Corp. accounted for 15% of revenues, and sales to ECI Telecom Ltd. accounted for 11% of revenues during 2000.

Geographically, sales increased in monetary value in all regions in 2000, while the geographic distribution of revenues as a percentage of all revenues changed as follows:

     o Sales in the Americas increased to 20% of total revenues, compared with 13% in 1999 and 32% in 1998.

     o Sales in Europe decreased to 43% of total revenues, compared with 63% in 1999 and 54% in 1998.

     o Sales in Asia Pacific decreased slightly to 19% of total revenues in 2000, compared with 21% in 1999 and 9% in 1998.

     o Sales in Israel increased to 11% of total revenues in 2000, compared with 2% in 1999 and 1998 respectively. The increase in Israel is attributable to royalties from OEM type sales with ECI Telecom, of our jointly developed product.

Cost of Sales

Cost of sales was $13.5 million, or 32% of net sales, in 2000 compared with $8.2 million, or 31% of net sales, in 1999 and $5.9 million, or 24% of net sales, in 1998.

In 1999 and 2000, as a result of increased sales of turnkey solutions, containing both software and hardware components, cost of sales included cost of hardware and integrating boards as well as third party billing software. Cost of sales in 1999 also included additional reserves for the cost of sales related to servicing evaluation units provided to certain customers in order to make them marketable and other inventory amortization. In 1998, the cost of sales consisted primarily of the cost of product media and duplication, manuals, packing materials, customer and technical support, amounts paid to third party vendors for sales or fulfillment and royalties to the OCS and, in some cases, hardware components.

We expect that cost of sales may increase in the future due to an increasing number of projects as well as customers' preference for full software-hardware solutions and increased expenditures on customer support.

Gross margins were 68%, 69% and 76% in the years 2000, 1999 and 1998, respectively. The decrease in gross margins in 1999 from 1998 was a result of the shift to a full software-hardware solution. Margins in 1998 included hardware related expenses for turnkey components, and 1999 and 2000 margins include hardware and billing systems as well as inventory amortization. We expect that our gross margins will be affected in future periods by: the mix of customers, products sold and distribution, the level of combined software and hardware solutions provided as we continue to provide total solutions for our service provider customers, the mix of international sales and the prices charged for products. In addition, we believe that the gross margin on product sales may decrease in future periods due to: increased competition which may cause us to reduce prices of certain of our products, increased amounts paid for licensed technology to be incorporated in future products and increased costs associated with providing customer support.

Segment Reporting

Since the second quarter of 2000 we have operated three business units. In 2000, the core business unit, VocalTec, posted net sales of $37.5 million with an operating loss of $13.6 million. The Surf&Call Solutions business unit (Surf&Call Network Services) posted net sales of $4.5 million and an operating loss of $3.0 million. TrulyGlobal Inc. posted net sales of $70,000 and an operating loss of $6.5 million.

Operating Expenses

Research and development costs, net. Research and development costs, net were $13.4 million, or 32% of net sales, in 2000 compared with $13.2 million, or 49% of net sales, in 1999, and $11.2 million, or 45% of net sales, in 1998. Research and development costs, net consist principally of salaries and benefits for software engineers, related facilities costs and activities and expenses associated with computer equipment used in software development. None of our software development costs have been capitalized during any of the reported periods as the amount of software development costs eligible for capitalization at this stage has historically been insignificant.

We believe that the continued investment in research and development is necessary to remain competitive in the marketplace and is directly related to timely developments of new and enhanced products. Accordingly, we may continue recruiting and hiring experienced software engineers. While we expect that research and development expenditures in the future will increase in absolute dollars, we also expect that these expenditures will decline as a percentage of net sales.

Our research and development efforts have been financed through internal resources and through programs sponsored by the Government of Israel through the Office of the Chief Scientist (OCS), as well as the European Commission through the Fifth Framework Programme.

We participate in two types of OCS programs. The royalty bearing programs consist of grants directly from the OCS. The non-royalty bearing, grant-based program called "Magnet" is based on a consortium of companies, known as "MOST" collaborating on research and development. We expect to participate only in royalty bearing programs but we cannot make any assurances that we will be awarded any future grants.

Pursuant to the terms of the royalty bearing programs of the OCS, we are required to pay a royalty of 3-5% of net sales of products and related services developed in a project partially funded by the OCS, up to an amount of 100% of the grant obtained. There are no royalty payments required under the MAGNET program. The MAGNET program concluded in the first quarter of 2000.

In 2000, total research and development grants from the OCS were $1,900,000 all of which related to royalty bearing programs of which $192,000 related to the MAGNET program. Total cash payments from the OCS in 2000 were $4,444,000 of which $2,492,000 related to royalty bearing programs and $1,952,000 related to the MAGNET program. As of December 31, 2000, grants receivables were $324,000.

In 2000, we paid royalties to the OCS in an aggregate amount of approximately $190,000, with an additional $637,000 in accrued obligations to pay for royalties previously incurred under royalty bearing programs of the OCS.

In January 2000, we joined the Fifth Framework Programme of the European Commission. Under this program we were allocated 720,000 Euros for the two and a half year duration of the project, all of which forms part of a non royalty-bearing program. In 2000, total research and development grants from the Fifth Framework Programme were 340,000 Euros. Total cash payments in 2000 from this program were 250,000 Euros.

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

Research and Development Consortiums

In addition to the above royalty-bearing grants from the OCS, we have received grants from the OCS in connection with a generic research consortium which is comprised of several high technology companies in Israel, under the Magnet program. The consortium is known as the Multimedia OnLine Services Technologies Consortium, (the "MOST Consortium"), and is devoted to generic technology research for on-line broadband multimedia services. In general, any member of the MOST Consortium who develops technology within the framework of the MOST Consortium retains the intellectual property rights to the technology developed and all members of the MOST Consortium have the right to utilize and implement any such technology without having to pay royalties to the developing MOST Consortium member. The OCS contributes 66% of the approved budget for the MOST Consortium and the members of the MOST Consortium contribute the remaining 34%. No royalties are payable to the Government of Israel with respect to this funding. Expenses in excess of the approved budget are borne by the MOST Consortium members.

Our research and development programs have also been financed through the Fifth Framework Programme of the European Commission, which we joined in January 2000. This program is devoted to research fostering PSTN and Internet integration. The program is non-royalty bearing and will last for a duration of two and a half years.

We are a member in the International Softswitch Consortium, a nonprofit organization aimed at improving existing and new products related to the communications industry by promoting interoperable Internet protocol-based, real-time interactive communications and related applications. The Consortium endorses and supports foundation protocol and interface specifications, facilitates the creation of an open architecture testing environment, sponsors interoperability events, and provides information to its members relating to the foregoing.

Marketing and selling expenses, net. Marketing and selling expenses, net were $29.6 million, or 70% of net sales in 2000, compared with $27.2 million, or 102% of net sales, in 1999, compared with $18.5 million, or 75% of net sales, in 1998. Marketing and selling expenses include salaries and benefits, sales commissions, travel expenses and related facilities costs for our sales, marketing, customer support expenses and distribution personnel as well as royalties to third parties. Marketing and selling expenses also include the costs of programs aimed at increasing revenue, such as advertising, trade shows and other market development programs.

The increase in marketing and selling expenses in absolute terms in 2000 was the result of the establishment and expansion of the marketing, sales and customer support operations relating to the carrier and service providers markets in our offices in Singapore, Australia, Italy, France, the United Kingdom and Korea. A large number of marketing and sales personnel were redeployed worldwide, in order to be based in the territories that they serve.

In 1999, the increase in marketing and selling expenses was a result of the esuablishment of sales and marketing activities in Germany and China, expansion of the marketing, sales and customer support operations relating to the carrier and service providers markets of our U.S. subsidiary, VocalTec Communications Inc., as well as increased bad debts expenses.

General and administrative expenses. General and administrative expenses consist principally of salaries and benefits, travel expenses, and related facility costs for management, finance, logistics/production, human resources, legal, information services, and administrative personnel. General and administrative expenses also include outside legal, accounting and consultant fees, and expenses associated with computer equipment and sogtware used in the administration operations. General and administrative expenses were $8.6 million, or 20% of net sales in 2000, compared with $6.6 million, or 25% of net sales, in 1999, compared with $5.2 million, or 21% of net sales, in 1998. The increase in 1999 compared to 1998 was due to costs related to the expansion of our headquarters. If we find it necessary to add any systems, processes and people necessary to support overall increases in the scope of our operations, general and administrative expenses will increase in absolute terms.

Other Income (Expense), net

Net gain on sale of ITXC shares. In March 2000, we sold 779,743 shares of ITXC Corp. in the net amount of approximately $61.2 million and recorded a net gain of approximately $60.7 million, and other related expenses of approximately $3 million.

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

The acquisition was accounted for as a purchase and, accordingly, operating results subsequent to the date of acquisition were included in our Consolidated Financial Statements for 1998. Of the total purchase price of approximately $10.5 million, approximately $9.7 million was allocated to RADLinx's research and development projects in process. As these projects had no alternative future use, we wrote them off as a non-recurring expense at the date of purchase. Approximately $50,000 of the purchase price was allocated to other good-will type assets, which are being amortized over 5 years by the straight-line method. Approximately $800,000 of the purchase price was allocated to net tangible assets.

Financing  Income, net

Financing income, net was $3.2 million or 8% of net sales in 2000, compared with $0.9 million, or 3% of net sales, in 1999 compared with $2.7 million, or 11% of net sales, in 1998. The increase in finance income in 2000 compared to 1999 was primarily due to the interest income earned on cash and short-term investments resulting from the net proceeds of the sale of ITXC shares. See "Item 5B - Liquidity and Capital Resources" below.

The decrease in 1999 compared to 1998 was due to a lower level of cash and short-term investments resulting from the use of net proceeds from our agreement with Deutsche Telekom and the increase in operating expenses.

Income Taxes

Income taxes in 2000 were $9 million on income before income taxes of $37.8 million. These taxes are in respect of the gain on sale of ITXC shares, after deduction of net operating loss carryforwards for tax purposes. Our effective corporate tax rate in 2000 was 24% resulting from the one-time income from our sale of ITXC shares. Due to reported losses, our effective tax rate was 0% in 1999 and 1998. We currently have two Approved Enterprise programs under the Law for the Encouragement of Capital Investments, 1959. Such programs are eligible for certain tax benefits for the first several years in which they generate taxable income. Income derived from an Approved Enterprise is subject to a reduced corporate tax rate until the earlier of (i) seven to ten consecutive years, commencing the year in which the specific Approved Enterprise first generates taxable income, (ii) twelve years from commencement of production or (iii) fourteen years from the date of approval of the Approved Enterprise status. Some of our production and development facilities have been granted Approved Enterprise status. To date, neither of our Approved Enterprise programs has generated any taxable income. As of December 31, 2000, we had net operating loss carryforwards of approximately $53.8 million. This net operating loss may be carried forward indefinitely and offset against future taxable income. Tax benefits which apply to us under Israeli law do not apply to any income generated by any of our other subsidiaries.

Net Income (Loss)

Net income in 2000 was $28.84 million or 69% of net sales, or $2.39 per share. This includes one time income from our sale of ITXC shares of $61 million or $5.03 per share. The net loss excluding the one time income was $22.9 million, or $1.89 per share or 54% of net sales. Net loss in 1999 was $28.39 million, or 107% of net sales, or $2.47 per share. This includes a one-time charge of restructuring costs of $0.83 million, or $0.07 per share. The net loss excluding the one time charge was $27.56 million, or $2.40 per share, or 104% of net sales. Net loss in 1998 was $23.18 million, or 94% of net sales, or $2.08 per share. This includes a one-time charge in respect of acquired in-process research and development of $9.7 million, or $0.85 per share. The net loss excluding the one-time charge was $13.525 million, or $1.21 per share, or 55% of net sales. The net losses in 2000 (excluding the one-time income), 1999 and 1998 were primarily due to accelerated sales, marketing and research and development activities.

Our financial statements are reported in dollars and the vast majority of our sales are made in dollars. Most of our expenses are in New Israeli Shekels (NIS) and dollars. The cost of our operations in Israel, as expressed in dollars, is influenced by the extent to which any increase/decrease in the rate of inflation in Israel is not offset by the appreciation/depreciation of the NIS in relation to the dollar. In 2000, Israel experienced 0% inflation according to the Israeli Consumer Price Index. The lack of inflation in Israel led to a 2.7% appreciation of the NIS in relation to the dollar. The appreciation of the NIS to the dollar led to a higher dollar cost of operations in Israel. In 2000, we did not hedge our foreign currency exchange risk

5B.               Liquidity and Capital Resources

On December 31, 2000, we had approximately $17.5 million in cash and cash equivalents and $31.7 million in short term investments, compared to $31.9 million in cash and cash equivalents and $1.7 million in short-term investments in 1999.

As of December 31, 2000, we had working capital of approximately $42.7 million compared with working capital of $36.0 million at December 31, 1999. The increase in working capital over 2000 resulted primarily from the proceeds of the sale of ITXC shares in their secondary offering described below, net of our loss from operations.

On October 1, 1999, ITXC consummated its initial public offering. In March 2000, we sold shares of ITXC common stock in a secondary offering conducted by ITXC. We realized net proceeds, after taxes, of approximately $50 million from the sale, and we continue to hold 4,788,165 shares, or approximately 12.5% of ITXC's outstanding common stock. For information relating to the valuation of our investment in ITXC and the presentation of this investment on our balance sheet, see "Item 11 - Quantitative and Qualitative Disclosures About Market."

At December 31, 2000, we had no debt.

Capital expenditures in 2000 were approximately $6.7 million compared with $2.4 million in 1999 and $4.7 million in 1998. The increase in 2000 was primarily due to investments in computer and other related equipment. The decrease in 1999, compared to 1998 was primarily due to lower capital investment in leasehold improvements.

Negative cash flows from operations through the end of 2000 were a result of tax paid on the sale of ITXC shares, the establishment of worldwide sales offices and a significant inventory ramp-up. The effect of negative cash flows from operations was offset by the gain on the sale of ITXC shares mentioned above.

We believe that current cash and cash equivalents balances and cash flows from operations will be sufficient to meet our anticipated cash needs for working capital and capital expenditures for at least the next 12 months. In addition, we intend to sell shares of ITXC from time to time, if necessary, to meet our cash needs, subject to restrictions imposed under Rule 144 of the Securities Act of 1933. Thereafter, if cash generated from operations is insufficient to satisfy our liquidity requirements, we may sell additional equity securities or debt securities or seek credit facilities.

Inventory and Receivables

Inventories at the end of 2000 were $5.42 million compared with $1.60 million at the end of 1999 and $1.65 million at the end of 1998. The increase in 2000 compared with 1999 resulted from increased hardware for the product developed jointly with ECI Telecom as well as a larger quantity of evaluations units at customers. The decrease of inventory in 1999 compared with 1998 resulted from an accrual for inventory write-off, lower level of evaluation inventory at customers and outsourcing of components integration for some products.

Trade receivables, net increased to approximately $8.4 million at the end of 2000, compared to approximately $6.2 million at the end of 1999 and approximately $9.0 million at the end of 1998.

Such receivables are primarily from telecommunications companies and service providers. Net trade receivables decreased as a percentage of net sales in 2000 compared to 1999 reflecting better quality of sales and a shorter collections cycle. There can be no assurance that our reserves for returns and bad debts is adequate due to the short history and lack of collection experience we have with these types of providers.

Other receivables increased to $3.9 million at the end of 2000 compared with $3.1 million at the end of 1999, and $3.3 million at the end of 1998. The increase in 2000 was due to an increase in accrued interest on deposits, pre-paid expenses and leasing deposits and was offset by a decrease in OCS receivables. The decrease in 1999 was due to a decrease in prepaid expenses and the repayment of employee loans.

5C.             Research and development, patents and licenses

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

VocalTec, VocalTec Telephony Gateway, Internet Phone, Internet Phone Lite, Internet Voice Mail, VocalTec Conference Server, VocalTec Network Manager, VocalTec Gatekeeper, I2N, TrulyGlobal, PassaPort, PassaFax, Surf&Call, Surf & Share, Internet Phone Call Waiting, VocalTec Surf&Call Center, VocalTec Unipop, Gateswitch, are all trademarks or registered trademarks of VocalTec. All other trademarks or registered trademarks used in this annual report are the property of their respective owners.

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

Our research and development personnel regularly examine and test new software, communication and networking technologies in order to evaluate their applicability to our products. Our research and development personnel are also involved in creating and improving standards within the international standard setting bodies, so as to lead the industry into compliance with interoperable and robust solutions that will enable mainstream acceptance of new technologies and products.

We intend to continue to devote resources to the improvement of our Web-based client products and to develop products and platforms that are complementary to our products, including enhancing the functionality and the efficiency of our server technology, as part of the end-to-end complete telephony solution. We intend to continue to develop solutions to provide carrier-grade VOIP telephony equipment and solutions. However, we can provide no assurance that we will successfully develop new or enhanced products.

See Item 5A "Operating Results - Research and development costs, net."

5D.             Trend Information

Year 2000 has evidenced a decrease in consulting revenues over previous years. Revenues from consulting decreased to 2% of our net sales in 2000, from 35% in 1999 and 22% in 1998. This decrease is attributable to the changed composition of sales, as our customers have less customization requirements, we sold more turnkey products and projects.

In April 2000, the company undertook cost reduction measures that will result in a restructuring charge in the second quarter of approximately $1.7 million to $2.2 million.

This restructuring includes a headcount reduction of 63 people, or 16% of the total workforce. The headcount reduction completed in April 2001, will account for approximately $800,000 to $1 million of the second quarter restructuring charge. Implementation of non-labor related cost reductions will account for $200,000 to $300,000 of the charge, and the balance will be comprised of an inventory write-off of between $700,000 and $900,000.

In June 2001, our wholly-owned subsidiary, TrulyGlobal, Inc. ceased operations after having been unsuccessful in obtaining external financing. Some TrulyGlobal engineers were integrated into our core development group, enabling us to retain some technology and some key members of the TrulyGlobal team.

In light of the current condition of the financial markets and their effect on our share price, the value of some of the stock options granted to our employees was adversely affected. Since we believe that there is great significance in maintaining the equity incentive of our employees, we are continuously exploring new ways to provide such incentives in today's uncertainty of the financial markets. As part of this policy, we are planning to implement a stock exchange option program. Under this program, each employee shall be entitled to cancel all or any portion of the employee's outstanding unexercised stock options that were issued under our various stock option plans for new options equal to 80% of the canceled options. The exercise price for the new options would be equal to the market value at time of the new grant, which will be at least six months and one day after the cancellation of the previous options.


Item 6.           SENIOR MANAGEMENT AND EMPLOYEES

6A.               Directors and Senior Management

The following sets forth certain information regarding our directors and executive officers:

      Name                  Age     Position
      Dr. Elon A. Ganor(1)  50      Chairman of the Board of Directors, and
                                     Chief Executive Officer
      Ami Tal(1)            52      Director, and
                                    Executive Vice President of Global Sales
      Yoav Chelouche        47      Director
      Lior Haramaty         36      Director
      Rami Kalish           44      Director
      Douglas Dunn          58      Director
      Rina Shainski         41      Director
      Hugo Goldman          46      Chief Financial Officer
      Ira Palti             43      Chief Operating Officer
      Ariel Rabban          35      Vice President of Corporate Business
                                     Development
-----------------
(1) A nominee of LaCresta.

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

Ami Tal has served as executive vice president of global sales since November 1999, and as director since 1992. He served as vice president of operations from April 1998 till November 1999, chief operating officer from 1995 until May 2000 and chief financial officer from 1992 to 1995. From 1990 to 1992, Mr. Tal served as vice president and head of the international trading division of LaCresta. Mr. Tal is the brother-in-law of Dr. Ganor.

Rina Shainski has served as director since July, 2000. Ms. Shainski has been a partner in Carmel Ventures Fund since April 2000. From September 1997 until March 2000, Ms. Shainski served as vice president, business development at Clal Industries and Investments Ltd., one of Israel largest investment and holding companies. From 1989 until 1996, Ms. Shainski served in a number of executive positions in Tecnomatix Technologies Ltd., including vice president business development and director of research and development. In addition Ms. Shainski currently serves as a director of several companies, including Fundtech Corporation. Ms. Shainski qualifies as an External Director according to the Israeli Companies Law.

Lior Haramaty is a co-founder of our company and has served as director since 1989. Mr. Haramaty served as senior vice president of commercial development from December 1999, vice president of professional services from May 1999, vice president of technical marketing from November 1995 and a director of technical marketing from 1993, until mid-2000. Prior to 1993, Mr. Haramaty was responsible for VocalTec's research and development and operations groups.

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

Yoav Chelouche has served as director since July, 2000. Mr. Chelouche has been president and chief executive officer of Scitex Corporation Ltd. since November 1995, and was appointed a director of Scitex in May 1996. Since 1979, Mr. Chelouche has held several positions within Scitex, including executive vice president of marketing and business development. Mr. Chelouche qualifies as an External Director according to the Israeli Companies Law.

Hugo Goldman has served as chief financial officer since March 2001. Prior to joining VocalTec, Mr. Goldman held various key executive positions at Algorithmic Research, an Internet security company, since December 1999. Previously, Mr. Goldman worked at Motorola Semiconductor Products Sector for over sixteen years in Israel and abroad, including the position of chief financial officer of Motorola Semiconductor Israel Ltd. Prior to his long tenure at Motorola, Mr. Goldman held audit management positions at Kesselman & Kesselman (PWC).

Ira Palti has served as chief operating officer since May 2001, president of the VocalTec business unit since November 1999, and as vice president of research and development since February 1999. From 1997 to 1999, Mr. Palti served as the chief executive officer of Automedia Ltd. From 1995 to 1997, Mr. Palti served as the vice president of research and development at Netmanage Corp. From 1984 to 1994, Mr. Palti held various management and software development positions at Rosh/ServiceSoft Corp.

Ariel Rabban has served as vice president of corporate business development since November 1999. Mr. Rabban has also served as president of the Surf&Call Solutions group. Since January 1998, when he joined our company, Mr. Rabban served as the strategic and operational planning manager. Prior to joining VocalTec, Mr. Rabban served as the manager of strategic planning and business development at the communication software business unit of Lucent Technologies in New Jersey.

6B.               Compensation of Directors and Executive Officers

The aggregate compensation paid to or accrued on behalf of all our directors and officers as a group, during the fiscal year was approximately $1,162,000 in salaries, directors' fees, and bonuses, and 190,000 options. 40,000 of these options were granted on January 5, 2000 at an exercise price of $16, and 150,000 of these options were granted on June 1, 2000, at an exercise price of $17.25. Options expire ten years after the date of the grant.

In October 2000, we entered into Indemnification Agreements with our directors and senior management in order to assure continued service to VocalTec in an effective manner. The indemnification agreements provide protection against personal liability due to an act performed or failure to act in the capacity as a director or member of senior management member.

6C.               Board practices

The period during which the company's directors and senior management have each served in their respective offices is set forth in "Item 6A - Directors and Senior Management." There is no date of expiration of the current term of office of any of the directors or senior management members, except for Yoav Chelouche and Rina Shainski, whose terms as directors each expire in July 2002 and each can be renewed for one additional three-year term.

There are no directors' service contracts with the company or any of its subsidiaries providing for benefits upon termination of employment.

The company's audit committee is comprised of Douglas Dunn, Yoav Chelouche and Rina Shainski. The company's compensation committee is comprised of Elon Ganor, Yoav Chelouche and Rami Kalish. The purpose of the Audit Committee is to provide assistance to the Board of Directors in fulfilling its legal and fiduciary obligations with respect to matters involving the accounting, auditing, financial reporting and internal control functions of VocalTec and its subsidiaries. The following are examples of functions within the authority of the Audit Committee:

o To detect irregularities in the management of the company's business through, among other things, consultation with VocalTec's internal and external auditors and to suggest to the Board of Directors of the Company methods to correct those irregularities.

o To decide whether to approve acts or transactions involving office holders, controlling shareholders and third parties in which they have an interest.

o To assist VocalTec's Board of Directors in performing its duties to oversee the Company's accounting and financial policies, internal controls, and financial reporting practices.

o To maintain and facilitate communication between VocalTec's Board of Directors and VocalTec's financial management and VocalTec's auditors.

6D.               Employees

At December 31, 2000, we employed 380 full time employees, including 219 employees in the core business unit, 47 employees in the Surf&Call Solutions unit, 40 in TrulyGlobal and 74 employees in shared services and administration. Of these employees 142 were employed in research and development (compared with 94 in 1999 and 118 in 1998), 152 were employed in sales and marketing (compared with 89 in 1999 and 114 in 1998) and 86 were employed in general and administrative (compared with 70 in 1999 and 73 in 1998). Of these employees, 253 were based in our facilities in Israel, 80 in the United States, 32 in Asia Pacific and 15 in Europe. As of May 31, 2001 we employed a total of 311 full time employees. We believe that our relations with our employees are good. Neither our employees nor we are parties to any collective bargaining agreements, except as otherwise applicable under Israeli law. During the first two quarters of 2001, we implemented a restructuring plan in which we dismissed approximately 63 employees. The Company anticipates that it may have to eliminate additional positions in the future.

6E.               Share ownership

All of the individuals listed in Item 6A each beneficially owns less than one (1%) percent of the class of shares of the company, and each such person's individual share ownership has not been previously disclosed to shareholders or otherwise made public, with the exception of Lior Haramaty who owns 375,000 shares and 85,000 options, and of Elon Ganor and Ami Tal who beneficially own the 940,050 shares held by La Cresta Trading International, as well as 7,500 shares and 370,000 options held by Elon Ganor and 10,000 shares and 150,000 options held by Ami Tal.

The company has established a number of employee option plans containing terms and conditions for the vesting and exercising of options granted to employees for the purchase of the company's ordinary shares.


The various employee stock option plans are as follows: (a) 1996 Stock Option And Incentive Plan; (b) 1997 Stock Option And Incentive Plan; (c) 1998 Stock Option And Incentive Plan; (d) 1999 Stock Option And Incentive Plan; and (e) 2000 Master Stock Option Plan.


Options generally have a term of ten (10) years. Earlier termination may occur if the employee's employment with the company is terminated or if certain corporate changes or transactions occur. Our Board of Directors determines the grant and the exercise price at the time the options are granted upon recommendation of the Audit Committee. The exercise price per share is usually 100% of the fair market value of the shares on the date of grant, as determined by the closing price reported by the Nasdaq National Market on the date of grant for incentive stock options, or 95% of the fair market value of the shares on the date of grant, as determined by the closing price reported by the Nasdaq National Market on the date of grant for nonqualified stock options.

Each stock option agreement specifies the date and period over which the option becomes exercisable. Options granted by us generally vest over a period of four years, either in equal quarterly installments of 6.25% of the option shares, starting three months after the date of grant, or 25% of the option shares are vested one year following option grant, and the remaining 75% vest in equal quarterly installments of 6.25% over the remaining three years. Vesting is conditional upon the employee remaining continuously employed by VocalTec or its subsidiaries.


Item 7.           MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7A.               Major Shareholders

The following table sets forth, as of May 31, 2001, the number of our ordinary shares, which constitute our only voting securities, beneficially owned by (i) all shareholders known to us to own more than five percent (5%) of our outstanding ordinary shares, and (ii) all of our directors and executive officers as a group.

                                          Ordinary Shares Beneficially Owned

Name and Address                             Number               Percent

Deutsche Telekom A.G. (1)                    2,300,000            18.97%
Friedrich-Ebert-Allee 140
D-53113 Bonn, Germany

LaCresta International Trading Inc. (2)      1,270,050            10.47%
c/o L.C.I.T. S.A Dufourstrasse 131
P.O.B. 219 Zurich 8034, Switzerland

Officers and directors as a group (3)        1,499,116            12.36%
(10  persons)

(1) Deutsche Telekom is a party to a Shareholders Agreement, dated December 29, 1997, with LaCresta International Trading Inc. (LaCresta), Messrs. Haramaty, Ganor and Tal, the Polaris Fund I.L.P. (Polaris) and Mr. Alon Cohen, and may therefore be deemed to beneficially own all the ordinary shares held by the other parties thereto.

(2) LaCresta is a party to the Shareholders Agreement, dated January 31, 1996, with Messrs. Haramaty and Cohen, and Polaris and may therefore be deemed to beneficially own all the ordinary shares held by the other parties thereto.

         Dr. Elon Ganor, who is VocalTec's Chairman of the Board and Chief Executive Officer, and Ami Tal, who is VocalTec's Chief Operating Officer, Senior Vice President of Global Sales and a Director, each own 50% of the outstanding voting shares of LaCresta. Dr. Ganor and Mr. Tal are brothers-in-law.

         Includes (i) 232,500 options for ordinary shares held by Dr. Ganor that are exercisable within 60 days of the date stated above and
         (ii) 97,500 options for ordinary shares held by Mr. Tal that are exercisable within 60 days of the date stated above.

(3) Includes (i) 546,566 ordinary shares for which options granted to officers and directors of our Company are exercisable within 60 days of the date stated above, (ii) 940,050 ordinary shares held by LaCresta, which may be deemed to be beneficially owned by Dr. Ganor and Mr. Tal and (iii) 12,500 ordinary shares held by Polaris, which may be deemed to be beneficially owned by Rami Kalish, a director of our company. Does not include 553,434 ordinary shares for which options granted to officers and directors of our company are outstanding but are not currently exercisable.

There has not been any significant change in the percentage ownership held by any major shareholders during the past three years. The company's major shareholders do not have different voting rights.

To our knowledge, (A) we are not directly or indirectly owned or controlled
(i) by another corporation or (ii) by any foreign government or (iii) by any other natural or legal persons and (B) there are no arrangements, the operation of which may at a subsequent date result in a change in control of VocalTec.

For information as to the portion of each class of securities held in the United States and the number of record holders see "Item 9 - The Offer and Listing."

7B.               Related Party Transactions

During calendar year 2000, several credit lines have been established between the Company and/or certain of its subsidiaries, as follows:

o A credit line in an amount of up to U.S. $20 million between VocalTec Communications Ltd. as lender, and VocalTec
         Communications Inc., as borrower. Loans made pursuant to this credit line have been fully repaid.

o A credit line in an amount of up to U.S. $10 million between VocalTec Communications Inc., as lender, and TrulyGlobal, Inc., as borrower.

o A credit line in an amount of up to U.S. $10 million between VocalTec Communications Inc., as lender, and VocalTec
         Communications Ltd., as borrower. To date, approximately $4 million of the credit line has been used.

During calendar year 2000, the company has engaged in various commercial transactions with its subsidiaries and associates, as follows:

o In January 2000, we entered into a license agreement with TrulyGlobal, Inc., in which we licensed certain technology to a wholly-owned subsidiary, TrulyGlobal, Inc.

o In January 2000, we entered into a product purchase agreement with Deutsche Telekom valued at approximately $11 million. Under the agreement, we are providing Deutsche Telekom with an application service hosting platform allowing businesses in its Freecall Online program to offer e-commerce and web-enabled call center customer care service.

     We have been generating sales of our products to ITXC Corp. During calendar year 2000, such sales amounted to 15% of our gross revenues.

7C.               Interests of Experts and Counsel

Not applicable.

Item 8.           FINANCIAL INFORMATION

8A.               Consolidated Statements and Other Financial Information

Our Consolidated Financial Statements are set forth elsewhere in this document.

Export sales

Export sales were $37.4 million, or 89% of net sales, in 2000 compared with $26.2 million, or 98% of net sales, in 1999 and $24.1 million, or 98% of net sales, in 1998.

Legal Proceedings

From time to time, we are involved in various routine legal proceedings incident to the ordinary course of our business. We do not believe that the outcome of these pending legal proceeding will have a material adverse effect on our business or consolidated financial condition.

On February 15, 2000, Multi-Tech Systems, Inc., filed a complaint in the United States District Court for the District of Minnesota, in which it alleged that we and our wholly owned subsidiary VocalTec Communications Inc., as well as other named defendants, infringe several of Multi-Tech's patents. We are, together with VocalTec Communications Inc., vigorously defending the suit. The ultimate outcome, however, cannot be determined at this time.

Dividends

We have never declared or paid cash dividends on the ordinary shares. We intend to retain our earnings for future growth and therefore do not anticipate paying any cash dividends in the foreseeable future.

8B.               Significant Changes

See "Item 5D  - Trend Information."

Item 9.           THE OFFER AND LISTING

9A.               Offer and Listing Details

Through May 31, 2001, for the periods indicated, the high and low reported sale prices of our ordinary shares as reported by Nasdaq were as follows:


                                                     High              Low
       1996                                         17.250            3.875
       1997                                         32.375            5.250
       1998                                         23.750            5.750
       1999                                         17.875            8.031
       2000                                         52.313            3.938

       1999
       First quarter                                15.750            10.375
       Second quarter                               12.688            10.000
       Third quarter                                14.250            8.031
       Fourth quarter                               17.875            10.125

       2000
       First quarter                                52.313            15.938
       Second quarter                               24.813            13.625
       Third quarter                                23.813            9.750
       Fourth quarter                               10.563            3.938

       Last sixth months
       December                                     6.625             3.938
       January                                      7.469             4.063
       February                                     7.125             4.563
       March                                        4.625             3.438
       April                                        3.830             2.540
       May                                          3.188             2.700

As of May 31, 2001, 12,127,058 of our ordinary shares were issued and outstanding. At such date, the last reported sale price of the ordinary shares was $2.8 per share, and the ordinary shares were held by 121 record holders. 93 holders, who collectively held approximately 71% of the outstanding ordinary shares, are shown on our records as having United States addresses. The number of record holders in the United States is not representative of the number of beneficial holders nor is it representative of where such beneficial holders are resident since many of these ordinary shares were held of record by brokers or other nominees. As of May 31, 2001, we believe approximately 48% of our outstanding ordinary shares were held in the United States.

9B.               Plan of distribution

Not applicable

9C.               Markets

Our ordinary shares have been quoted on the Nasdaq National Stock Market, Inc. since February 7, 1996 under the symbol "VOCLF," which was changed to "VOCL" on April 20, 1999. Our ordinary shares have also been quoted on the Easdaq Stock Market since October 17, 2000, under the symbol "VOCL".

9D.               Selling shareholders

Not applicable.

9E.               Dilution

Not applicable.

9F.               Expenses of the Issue

Not applicable.

Item 10.          ADDITIONAL INFORMATION

10A.              Share capital

Not applicable

10B.              Memorandum and articles of association

VocalTec is a public company organized in the State of Israel under the Companies Law. We are registered with the Registrar of Companies of the State of Israel and have been assigned company number 520042623.

Objects and purposes

The objects and purposes of our company appear in our Memorandum of Association and include; marketing; importing and acquiring computers, software for computers and related items; manufacturing, marketing and selling software for computers and related items; and the design, development and manufacture of software for computers.

Approval of Specified Related Party Transactions

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

The Companies Law requires that an office holder of a company promptly disclose any personal interest that he may have and all related material information known to him, in connection with any existing or proposed transaction by the company. Once an office holder complies with these disclosure requirements, the board of directors may approve a transaction between the company and the office holder, or a third party in which an office holder has a personal interest, unless the articles of association provide otherwise. A transaction that is adverse to the company's interest cannot be approved. If the transaction is an extraordinary transaction under the Companies Law, then, in addition to any approval stipulated by the articles of association, it also requires audit committee approval before board approval and, in specified circumstances, subsequent shareholder approval. Any transaction between a company and one of its directors relating to the conditions of the director's service, including in relation to exculpation, insurance or indemnification, or in relation to the terms of the director's service in any other capacity requires audit committee approval before board approval and subsequent shareholder approval.

The Companies Law also provides that a director with an interest in an extraordinary transaction brought before the board or the audit committee for its approval may not vote on the approval and may not be present for the discussion of the issue. However, this rule would not apply if a majority of the directors or a majority of the members of the audit committee also possessed an interest in the transaction.

Under our articles of association, our board can, at its discretion, cause us to borrow money or secure the payment of any sum upon terms and conditions it deems fit. The board can utilize this power through various methods, including the issuance of bonds, debentures, mortgages, charges or other securities on the whole company or any part of it.

Our directors are not subject to any age limit requirement, nor are they disqualified from serving on the board because of a failure to own VocalTec shares.

Rights, preferences and restrictions upon shares

Our articles of association authorize one class of shares, which are our ordinary shares. We may declare a dividend to be paid to the holders of our ordinary shares according to their rights and interests in our profits. Our board may declare interim dividends and a final dividend for any fiscal year only out of retained earnings, or earnings derived over the two most recent fiscal years, whichever is higher. Our articles provide that our board may declare and pay dividends without any future action by our shareholders. All unclaimed dividends may be invested or otherwise used by the board for our benefit until those dividends are claimed. In the event an unclaimed dividend is claimed, only the principal amount of the dividend will be paid to the person entitled to the dividend. Subject to the creation of any special rights regarding the distribution of dividends, any dividends we declare will be distributed to shareholders in proportion to their holdings.

If we liquidate, after satisfying liabilities to creditors, our assets will be distributed to the holders of ordinary shares in proportion to their holdings.

Holders of ordinary shares have one vote for each paid-up ordinary share held on all matters submitted to a vote of our shareholders. These voting rights may be affected by the grant of any special voting rights to the holders of a class of shares with preferential rights that may be authorized in the future.

Our articles provide that directors are elected by an ordinary resolution of a general meeting of our shareholders. Our ordinary shares do not have cumulative voting rights in the election of directors. Accordingly, the holders of ordinary shares representing more than 50% of the voting power in our company have the power to elect all directors. However, our board of directors is divided into three classes: (a) one class to hold office until our annual meeting of shareholders to be held in 2001, (b) another class to hold office until our annual meeting of shareholders to be held in 2002 and
(c) a third class to hold office until our annual meeting of shareholders to be held in 2003.

We may, subject to the applicable provisions of the Companies Law, issue redeemable shares and subsequently redeem them. In addition, our board may make calls for upon shareholders in respect of any sum which has not been paid up in respect of any shares held by those shareholders.

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

The Companies Law also requires a shareholder to act in good faith towards a company in which he holds shares and towards other shareholders and to refrain from abusing his power in the company, including in connection with voting at a shareholders' meeting on:

     o    Any amendment to the articles of association;

     o    An increase in the company's authorized capital;

     o    A merger; or

     o Approval of some of the acts and transactions which require shareholder approval.

A shareholder has the general duty to refrain from depriving other shareholders of their rights. Any controlling shareholder, any shareholder that knows that it possesses the power to determine the outcome of a shareholder vote and any shareholder that, under the provisions of the articles of associations, has the power to appoint an office holder in the company, is under a duty to act in fairness towards the company. The Companies Law does not describe the substance of this duty.

Modifications of share rights

Under our articles of association, the rights attached to any class may be varied by adoption of the necessary amendment of the articles, provided that the holders of shares of the affected class approve the change by a class meeting in which the holders of at least 75% of the voting power represented at the meeting and voting on the issue approve the change. Our articles differ from the Companies Law in this respect as under the law, changes in the rights of shareholders require the consent of at least 50% of the voting power of the affected class represented at the meeting and voting on the change.

Shareholders meetings and resolutions

We are required to hold an annual general meeting of our shareholders once every calendar year, but no later than 15 months after the date of the previous annual general meeting. All meetings other than the annual general meeting of shareholders are referred to as extraordinary general meetings. Extraordinary general meetings may be called by our board whenever it sees fit, at such time and place, within or without the State of Israel, as it may be determined. In addition, the Companies Law provides that the board of a public company is required to convene an extraordinary meeting upon the request of (a) any two directors of the company or one quarter of the company's board of directors or (b) one or more shareholders holding, in the aggregate, (i) five percent of the outstanding shares of the company and one percent of the voting power in the company or (ii) five percent of the voting power in the company.

The quorum required for a meeting of shareholders consists of at least two shareholders present in person or by proxy who hold or represent between them at least 33.3% of our issued share capital. A meeting adjourned for lack of quorum is adjourned to the same day in the following week at the same time and place or any time and place as the chairman of the meeting decides with the consent of the holders of a majority of the voting power represented at such meeting. At such reconvened meeting, the required quorum consists of any two shareholders present in person or by proxy.

Notwithstanding the foregoing, our articles provide that a resolution in writing signed by all our shareholders then entitled to attend and vote at general meetings or to which all such shareholders have given their written consent (by letter, telegram, facsimile or otherwise) shall be deemed to have been unanimously adopted by a duly convened general meeting.

Our articles enable our board to fix a record date to allow us to determine the shareholders entitled to notice of, or to vote at, any general meeting of our shareholders. The record date may not be more than 40 days and not less than four days before the date of the meeting. Each shareholder of record as of the record date determined by the board may vote the shares then held by that shareholder unless all calls and other sums then payable by the shareholder in respect of its shares have been paid.

Limitation on ownership of securities

The ownership and voting of our ordinary shares by non-residents of Israel are not restricted in any way by our articles or by the laws of the State of Israel, except for shareholders who are subjects of countries that are enemies of the State of Israel.

Mergers and Acquisitions; Anti-takeover provision

The Companies Law includes provisions allowing corporate mergers. These provisions require that the board of directors of each company that is a party to the merger approve the transaction. In addition, the shareholders of each company must approve the merger by a vote of the majority of the company's shares, present and voting on the proposed merger at a shareholders' meeting. In determining whether the requisite majority has approved the merger, shares held by the other party to the merger or any person holding at least 25% of such other party are excluded from the vote.

The Companies Law does not require court approval of a merger other than in specified situations. However, upon the request of a creditor of either party to the proposed merger, a court may delay or prevent the merger if it concludes that there exists a reasonable concern that as a result of the merger, the surviving company will be unable to satisfy the obligations of any of the parties of the merger to their creditors.

A merger may not be completed unless at least 70 days have passed from the time that a request for the approval of the merger has been filed with the Israeli registrar of companies. This request may be filed once a shareholder meeting has been called to approve the merger.

The Companies Law also provides that the acquisition of shares in a public company on the open market must be made by means of a tender offer if, as a result of the acquisition, the purchaser would become a 25% shareholder of the company. The rule does not apply if there already is another 25% shareholder of the company. Similarly, the law provides that an acquisition of shares in a public company must be made by means of a tender offer if, as a result of the acquisition, the purchaser would become a 45% shareholder of the company, unless there already is a 50% shareholder of the company. These rules do not apply if the acquisition is made by way of a merger as opposed to a tender offer.

If, following any acquisition of shares, the purchaser would hold 90% of more of the shares of the company, that acquisition must be made by means of a tender offer for all of the target company's shares. An acquirer who wishes to eliminate all minority shareholders must do so by means of a tender offer and acquire 95% of all shares not held by or for the benefit of the acquirer prior to the acquisition. However, in the event that the tender offer to acquire that 95% is not successful, the acquirer may not acquire tendered shares if by doing so the acquirer would own more than 90% of the shares of the target company.

Our articles contain provisions which could delay, defer or prevent a change in our control. These provision include advance notice requirements and staggered board provisions. Under the advance notice requirements, shareholders seeking to propose items for inclusion on the agenda for a general meeting of shareholders, including nominations of candidates for election as directors, must submit those items in writing to our corporate secretary not less than 60 days and not more than 120 days prior to the particular meeting. The staggered board provisions of our articles are described above under the caption "Rights, preferences and restrictions upon shares."

Board Practices

External Directors

We are subject to the provisions of the new Israeli Companies Law, which became effective on February 1, 2000. Under the Companies Law, companies incorporated under the laws of the State of Israel whose shares have been offered to the public in or outside of Israel are required to appoint two external directors, who must also be residents of Israel. The Companies Law provides that a person may not be appointed as an external director if the person or the person's relative, partner, employer or any entity under the person's control, has, as of the date of the person's appointment to serve as external director, or had, during the two years preceding that date, any affiliation with the company, any entity controlling the company or any entity controlled by the company or by the controlling entity of the company. The term affiliation includes:

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

Independent Directors

We are subject to the rules of the Nasdaq National Market applicable to listed companies. Under the Nasdaq rules, we are required to appoint a minimum of three independent directors. The independence standard under the Nasdaq rules excludes any person who is a current or former employee of the company or of any of its affiliates, as well as any immediate family member of an executive officer of a company or of any of its affiliates. At least three of our current directors meet the independence standard of the Nasdaq rules.

Audit Committee

Under the Companies Law, the board of directors of any publicly traded company must also appoint an audit committee, comprised of at least three directors including all of the external directors, but excluding:

    o    the chairman of the board of directors;

    o any controlling shareholder or a relative of a controlling shareholder; and

    o any director employed by the company or who provides services to the company on a regular basis.

The role of the audit committee under the Companies Law is to detect irregularities in the management of the company's business through, among other things, consultation with the Company's internal or external auditor and to suggest to the board methods to correct those irregularities. In addition, the approval of the audit committee is required to effect specified actions and transactions with office holders, controlling shareholders and third parties in which they have an interest.

An audit committee may not approve an action or a transaction with an office holder or a controlling shareholder or an entity in which they have a personal interest unless at the time of approval the two external directors are serving as members of the audit committee. In addition, at least one of the external directors must be present at the meeting in which an approval was granted. We appointed the external directors elected under the Companies Law to our audit committee. Our current audit committee consists of Yoav Chelouche, Rina Shainski, and Douglas Dunn, which, we believe, is independent under Nasdaq rules.

Internal Auditor

The Companies Law also requires us to appoint an internal auditor nominated by the audit committee. The role of the internal auditor is to examine, among other matters, whether the company's actions comply with the law and orderly business procedure. Under the Companies Law, the internal auditor may not be an interested party, an office holder, or an affiliate, or a relative of an interested party, an office holder or affiliate, nor may the internal auditor be the company's independent accountant or its representative. In October 2000, the company appointed the firm of Bruckner Rosenthal Ingber as the company's internal auditor in accordance with the requirements of the Companies Law.

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

For information concerning the direct and indirect personal interests of certain of our office holders and principal shareholders in specified transactions with us, see "Item 7A - Major Shareholders."

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

Indemnification of Office Holders

Our Articles of Association provide that we may indemnify an office holder against:

    o a financial liability imposed on him in favor of another person by any judgment, including a settlement or an arbitrator's award approved by a court concerning an act performed in his capacity as an office holder; and

    o reasonable litigation expenses, including attorneys' fees, expended by the office holder or charged to him by a court, in proceedings we institute against him or instituted on our behalf or by another person, or in a criminal charge from which he was acquitted.

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

10C.              Material Contracts

1.   Deutsche Telekom

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

In January 2000, we entered into a product purchase agreement with Deutsche Telekom in the form of a Letter of Understanding (LOU) to provide products and services valued at approximately $11 million. The LOU incorporates the terms of the strategic business cooperation agreement until a final agreement is executed. Under the LOU, we will provide Deutsche Telekom with an application service hosting platform, allowing Deutsche Telekom's Freecall Online program to offer e-commerce and call center customer care service. This application is expected to enable Deutsche Telekom to provide its e-commerce business customers with enhanced and interactive online customer assistance capabilities. As a result, the customers call center representatives will be able to assist consumers at their PCs with joint surfing-to-Web pages, collaboration on forms, text chat and voice support, all over a single Internet connection. Consumers with a second phone line will also be able to schedule a return call from a Web-based business via a "call back" service. Deutsche Telekom expects to roll out the new services over an 18-month period that began in the second quarter of 2000.

2.  Cisco Systems Inc.

In September 1999, we entered into a joint development, marketing and sales agreement with Cisco Systems Inc. to provide integrated solutions to service providers. In the fourth quarter of 1999, partnering with Cisco, we received a contract from Bell Atlantic Corporation for an end-to-end solution to provide wholesale VOIP services to ITSPs for pre-and post-paid calling services. The solution features Cisco's gateways and VocalTec's gatekeeper.

10D.              Exchange controls

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

10E.              Taxation and Government Programs

The following is a summary of the current tax structure, which is applicable to companies in Israel, with special reference to its effect on our company, and certain Israeli Government programs benefiting our company. The following also contains a discussion of certain Israeli and U.S. tax consequences to persons purchasing the ordinary shares. To the extent that the discussion is based on new tax legislation, which has yet to be subject to judicial or administrative interpretation, there can be no assurance that the views expressed in the discussion will accord with any such interpretation in the future. The discussion is not intended and should not be construed as legal or professional tax advice and is not exhaustive of all possible tax considerations.

The following summary is included herein as general information only and is not intended as a substitute for careful tax planning. Accordingly, each investor should consult his or her own tax advisor as to the particular tax consequences to such investor of the purchase, ownership or sale of an ordinary share, including the effect of applicable state, local, foreign or other tax laws and possible changes in the tax laws.

Israel Corporate Tax Considerations

General Corporate Tax Structure

The regular rate of corporate tax, which Israeli companies are subject to, is currently 36%. However, the effective rate of tax payable by a company (such as ours) which derives income from an "Approved Enterprise" (as further discussed below) may be considerably lower.

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

A company owning an approved enterprise which was approved after April 1, 1986 may elect to forego the entitlement to grants or state guarantees and apply for an alternative package of tax benefits. These benefits provide that undistributed income from the approved enterprise is fully tax exempt from corporate tax for a defined period. The tax holiday ranges between two and ten years from the first year of taxable income subject to the limitations as described above, depending principally upon the geographic location within Israel and the type of the approved enterprise. Upon expiration of the tax holiday, the approved enterprise is eligible for a beneficial tax rate (25% or lower in the case of a FIC, as described below), for the remainder of the otherwise applicable period of benefits, as described above.

The undistributed income derived from each of our approved enterprise programs is tax-exempt for a two year period beginning with the first year in which it generates otherwise taxable income and is subject to a reduced tax rate for the remainder of the benefit period.

Dividends paid out of income derived by an approved enterprise and dividends received from a company out of dividends it received from an approved enterprise are generally subject to withholding tax at the rate of 15% (deductible at the source). In the case of companies , which do not qualify as an FIC, which is at least 25% owned by non-Israeli residents, the reduced rate of 15% is limited to dividends and distributions out of income derived during the benefits period and actually paid at any time up to 12 years thereafter. In addition, a company which elects the alternative benefits package and which, at any time, pays a dividend out of income derived from its approved enterprise during the tax holiday period, will be subject to corporate tax at the otherwise applicable rate of 25% (or lower in the case of a FIC) on the grossed up income out of which such dividend has been paid, and an additional 15% withholding tax in respect of the amount distributed. We have elected the alternative benefits with respect to our current approved enterprise, including the exemption pursuant to which we will enjoy a tax holiday for a period of two years and reduced tax rates for an additional period of up to eight years (depending on the percentage of foreign stock ownership in our company).

The tax benefits available to an Approved Enterprise relate only to taxable income attributable to that specific enterprise and are contingent upon the fulfillment of the conditions stipulated by the Investment Law, the regulations published there under and the instruments of approval for the specific investments in the Approved Enterprises. In the event of our failure to comply with these conditions, the tax and other benefits could be canceled, in whole or in part, and we might be required to refund the amount of the canceled benefits, together with the addition of CPI linkage difference and interest. We believe that our Approved Enterprise substantially complies with all such conditions at present, but there can be no assurance that it will continue to do so.

A company which qualifies as a FIC is a company, like us, whereby more than 25% of the share capital (in terms of shares, rights to profit, voting and appointment of directors), and of the combined share and loan capital, is owned, directly or indirectly, by non-residents of Israel, is entitled to further tax benefits relating to its approved enterprises. Such a company will be eligible for an extension of the period of tax benefits for its approved enterprises (up to ten years) and further tax benefits, should the level of its foreign investment rise above 49%.

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

Where withholding tax is paid by our company to the country of residence of the purchaser/licensee, such tax would generally be creditable by our company for Israeli income tax purposes, pursuant to any relevant income tax treaty and under Israeli law against income derived from the same source. However, where we do not have taxable income for Israeli tax purposes because of the application of a tax holiday available to Approved Enterprise for example or because of losses for tax purposes, we would have no Israeli tax liability against which to credit the foreign withholding tax. Furthermore, under Israeli law, we cannot carry forward such unused credit for benefit in future tax years.

From time to time, the Government of Israel has discussed reducing the benefits available to companies under the Investment Law. The termination or substantial reduction of any of the benefits available under the Investment Law could have a material adverse effect on future investments by our company in Israel.

Grants under the Law for the Encouragement of Industrial Research and Development, 1984

Israeli tax laws have allowed, under certain conditions, a tax deduction in the year incurred for expenditures (including capital expenditures) in scientific research and development projects, if the expenditures are approved or funded by the relevant Israeli Government Ministry (determined by the field of research) and the research and development is for the promotion of the enterprise and is carried out by or on behalf of the company seeking such deduction. Expenditures not so approved or funded are deductible over a three-year period. However, grants made available to our company by the Israeli Government are not included in the amount of the R&D expenses.

Under the law for the Encouragement of Industrial Research and Development, 1984 (the "Research Law"), research and development programs which meet specified criteria and are approved by a committee of the OCS, are eligible for grants of up to 50% of the program's expenses, as defined by the committee. We are generally required to pay royalties at a rate of 3%-5% of sales of products developed with such grants, up to a dollar-linked amount equal to 100% (in the past up to-150%) of the grants received. Following the full payment of such royalties, there is no further liability for payment, as long as the technology and manufacturing remain in Israel.

Generally, the Research Law requires that the manufacture of any product developed as a result of research and development funded by the Israeli Government shall take place in Israel. It also provides that know-how from the research and development that is used to produce the product, may not be transferred to third parties without the approval of a research committee. Such approval is not required for the export of any products resulting from such research or development.

However, under the Regulations, in the event that any of the manufacturing volume is not performed in Israel, if approved by the OCS, we would be required to pay an increased royalty and the payback sum is 120%, 150% or 300% of the grant if the manufacturing volume that is performed outside of Israel is less than 50%, between 50% and 90% and more than 90%, respectively.

Pursuant to regulations promulgated under Research Law in November 1998, effective for grants received from the OCS under programs approved after January 1, 1999, the outstanding balance of such grants to be repaid through the payments of royalties will be subject to interest at a rate equal to LIBOR for 12 months applicable to dollar deposits, based on the LIBOR rate published on the first day of each year.

Law for the Encouragement of Industry (Taxes), 1969

Pursuant to the Law for the Encouragement of Industry (Taxes), 1969, a company qualifies as an "Industrial Company" if it is a resident of Israel and at least 90% of its gross income in any tax year (exclusive of income from certain loans, capital gains, interest and dividends) is derived from an "industrial enterprise" it owns. An "industrial enterprise" is defined as an enterprise whose major activity, in a given tax year, is industrial production activity.

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

Eligibility for benefits under the Encouragement of Industry Law is not contingent upon the approval of any governmental authority. No assurance can be given that we will continue to qualify as an Industrial Company, or will avail ourselves of any benefits under this law in the future or that Industrial Companies will continue to enjoy such tax benefits in the future.

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

Under the Inflationary Adjustments Law, results for tax purposes are measured in real terms, in accordance with the changes in the CPI. We are taxed under this law. The discrepancy between the change in (i) the CPI and
(ii) the exchange rate of the Israeli currency to the dollar, each year and cumulatively, may result in a significant difference between taxable income and the income denominated in dollars as reflected in our financial statements (which are reported in dollars). In addition, subject to certain limitations, depreciation of fixed assets and losses carried forward are adjusted for inflation on the basis of changes in the Israeli CPI.

In May, 2001 the Israel Income Tax Commission released an execution order in which it suspended the application of section 7 of the Inflationary Adjustments Law for the tax year 2000. Section 7 provides for the deduction and addition described above. The suspension of the special tax adjustment came as a result of the very low rates of inflation in Israel in the recent past (0% in the year 2000).

Taxation of our shareholders

Capital Gains and Income Taxes; Estate and Gift Tax

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

Under existing regulations, as long as our ordinary shares are quoted on Nasdaq (or listed on a stock exchange recognized by the Israeli Ministry of Finance) and we continue to qualify as an Industrial Company under the Industry Law, capital gains on the sale of the ordinary shares by individuals, will generally be exempt from Israeli capital gains tax. There can be no assurance that we will maintain such listing or qualification. Notwithstanding the foregoing, dealers in securities in Israel are taxed at regular tax rates applicable to business income. The foregoing exemption does not apply to companies subject to the Inflationary Adjustments Law.

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

Israeli Tax Reform Proposals

In May 2000, a committee of the Israeli Ministry of Finance recommended a major reform of the Israeli tax law. The proposal recommends, among other things, certain material changes in the current Israeli tax structure. Some of these changes, if made, could have adverse tax consequences on us, as well as on our shareholders. We cannot predict whether, and to what extent, the committee's proposals, will eventually be adopted and enacted into law. Significant changes recommended by the committee include, among others:

o Imposing a capital gains tax of 25% on individuals, and possibly a higher rate on corporate entities, on sales of our ordinary shares, subject to any applicable tax treaty.

Replacing the existing tax exemption granted with respect to income generated from an Approved Enterprise under the "alternative package of benefits" with a 10% tax rate, and eliminating the differences between foreign and Israeli investors with respect to the tax rates applicable to income derived by an Approved Enterprise in their ownership.

U.S. Federal Income Tax Considerations

The following discussion of United States federal income tax considerations is based on the United States Internal Revenue Code of 1986, as amended
(Code), Treasury regulations promulgated thereunder, judicial decisions and published positions of the United States Internal Revenue Service (IRS), all as in effect on the date hereof and which are subject to change at any time, possibly with a retroactive effect. This discussion does not address all aspects of United States federal income taxation (including potential application of the alternative minimum tax) that may be relevant to a particular shareholder based on such shareholder's particular circumstances. In particular, the following discussion does not address the United States federal income tax consequences of purchasing, holding or disposing of ordinary shares to shareholders that own (directly, indirectly or through attribution) 10% or more of our outstanding voting stock or that are broker-dealers, insurance companies, tax-exempt organizations, financial institutions, non-resident aliens of the United States or taxpayers whose functional currency is not the dollar. The following discussion also does not address any aspect of state, local or non-U.S. tax laws. Further, this summary generally considers only a U.S. Holder (as defined below) that will own ordinary shares as capital assets (generally, assets held for investment) and does not consider the tax treatment of persons that will hold ordinary shares through a partnership or other pass-through entity. Each prospective investor is advised to consult such person's tax advisor with respect to the specific United States federal, state and local tax consequences to such person of purchasing, holding or disposing of ordinary shares.

Taxation of U.S. Holders

For purposes of this discussion, a "U.S. Holder" is any holder of ordinary shares that is: (i) a citizen or resident of the United States: (ii) a corporation, or other entity treated as a corporation for United States federal income tax purposes, created or organized under the laws of the United States or any state thereof or the District of Columbia; (iii) an estate the income of which is included in gross income for United States federal income tax purposes regardless of its source; (iv) a trust (a) if a United States court is able to exercise primary supervision over its administration and one or more United States persons have the authority to control all of its substantial decisions or (b) the trust has on effect a valid election to be treated as a United States trust for United States federal income tax purposes, and a "Non-U.S. Holder" is any holder of ordinary shares that is an individual, corporation, estate or trust and that is not a U.S. Holder.


Dividend Distributions

         To the extent paid out of our current or accumulated earnings and profits as determined under Untied States federal income tax principles, a distribution made with respect to the ordinary shares (including the amount of any Israeli withholding tax thereon) will be includible for United States federal income tax purposes in the income of a U.S. Holder as a taxable dividend. To the extent that such distribution exceeds our earnings and profits and provided that we were not a PFIC as to such U.S. Holder, such distribution will be treated as a non-taxable return of capital to the U.S. Holder's adjusted basis in the ordinary shares and thereafter as taxable capital gain. Dividends paid by U.S. will not generally be eligible for the dividends-received deduction allowed to corporations under the Code. Dividends paid in a currency other than the U.S. dollar will be includible in income of a U.S. Holder in a U.S. dollar amount based on the spot rate of exchange on the date of receipt. A U.S. Holder that receives a foreign currency distribution and converts the foreign currency into U.S. dollars subsequent to receipt will have foreign exchange gain or loss based on any appreciation or depreciation in the value of the foreign currency against the U.S. dollar will generally be U.S. source ordinary income or loss.

         Subject to certain conditions and limitations set forth in the Code, U.S. Holders will generally be able to elect to claim a credit against their United States federal income tax liability for an Israeli withholding tax deducted from dividends received in respect of ordinary shares. For purposes of calculating the foreign tax credit, dividends paid on the ordinary shares will be treated as income from sources outside the United States and generally will constitute foreign source "passive income" or, in the case of certain holders, "financial services income." In lieu of claiming a tax credit, U.S. Holders may instead claim a deduction for foreign taxes withheld, subject to certain limitations.

         The rules relating to the determination of the amount of foreign income taxes which may be claimed as foreign tax credits are complex and U.S. Holders should consult their tax advisors to determine whether and to what extent a credit would be available.

         Sale, Exchange or other Disposition

         Upon the sale or other disposition of the ordinary shares, a U.S. Holder will generally recognize gain or loss for United States federal income tax purposes in an amount equal to the difference between the U.S. dollar value of the amount realized in consideration for the disposition of the ordinary shares and the U.S. Holder's adjusted tax basis in the ordinary shares. Provided we were not a passive foreign investment company, or PFIC, as to such U.S. Holder, such gain or loss will generally be long-term capital gain or loss if the ordinary shares have been held for more than one year on the date of the disposition. Any gain or loss will generally be treated as United States source income or loss for United States federal income tax purposes. In addition, a U.S. Holder that receives foreign currency upon disposition of the ordinary shares and converts the foreign currency into U.S. dollars subsequent to receipt will have foreign exchange gain or loss based on any appreciation or depreciation in the value of the foreign currency against the U.S. dollar, which will generally be United States source ordinary income or loss.


Passive Foreign Investment Company Status


Generally a foreign corporation is treated as a PFIC for United States federal income tax purposes if either (i) 75% or more of its gross income (including the pro rata gross income of any company (United States or foreign) in which such corporation is considered to own 25% or more of the ordinary shares by value) for the taxable year is passive income, generally referred to as the "income test," or (ii) 50% or more of the average value of its assets (including the pro rata fair market value of the assets of any company in which such corporation is considered to own 25% or more of the ordinary shares by value) during the taxable year produce or are held for the production of passive income in the taxable year, generally referred to as the "asset test".


Although we do not believe that we have been PFIC for any tax year through and including 2000, we may be deemed to be a PFIC in 2001 for United States federal income tax purposes as a result of our substantial holdings of cash, cash equivalents and securities and the recent decline in our share price.

If we were deemed to be a PFIC for any taxable year during which a U.S. Holder held ordinary shares and such holder failed to make either a "QEF election" or a "mark-to-market election" (as described below):

o gain recognized by the U.S. Holder upon the disposition of, as well as income recognized upon receiving certain dividends on, ordinary shares would be taxable as ordinary income;

o the U.S. Holder would be required to allocate such dividend income and/or disposition gain ratably over such holder's entire holding period for such ordinary shares;

o the amount allocated to each year other than the year of the dividend payment or disposition would be subject to tax at the highest individual or corporate tax rate, as applicable, and an interest charge would be imposed with respect to the resulting tax liability;

o the U.S. Holder would be required to file an annual return on IRS Form 8621 regarding distributions received on, and gain recognized on dispositions of, ordinary shares; and

o any U.S. Holder that acquired ordinary shares upon the death of a U.S. Holder would not receive a step-up of the income tax basis to fair market value of such shares. Instead, such U.S. Holder beneficiary would have a tax basis equal to the decedent's tax basis, if lower.

Although a determination as to a corporation's PFIC status is made annually, an initial determination that a corporation is a PFIC for any taxable year will generally cause the above described consequences to apply for all future years to U.S. Holders that held shares in the corporation at any time during a year when the corporation was a PFIC and that made neither a QEF election nor mark-to-market election (as discussed below) with respect to such shares on their tax return that included the last day of the corporation's first taxable year as a PFIC. This will be true even if the corporation ceases to be a PFIC in later years. However, with respect to a PFIC that does not make any distributions or deemed distributions, the above tax treatment would apply only to U.S. Holders that realize gain on their disposition of shares in the PFIC.

In the event that we are deemed to be a PFIC for 2001, if a U.S. Holder makes a valid QEF election with respect to ordinary shares:

o the U.S. Holder would be required for each taxable year for which we are a PFIC to include in income such holder's pro rata share of our
     (i) net ordinary earnings as ordinary income and (ii) net capital gain as long-term capital gain, in each case computed under United States federal income tax principles, even if such earnings or gains have not been distributed, unless the shareholder makes an election to defer this tax liability and pays an interest charge;

o the U.S. Holder would not be required under these rules to include any amount in income for any taxable year during which we do not have net ordinary earnings or capital gain; and

o the U.S. Holder would not be required under these rules to include any amount in income for any taxable year for which we are not a PFIC.

The QEF election is made on a shareholder-by-shareholder basis. Thus, any U.S. Holder of ordinary shares can make its own decision whether to make a QEF election. A QEF election applies to all shares of the PFIC held or subsequently acquired by an electing U.S. Holder and can be revoked only with the consent of the IRS. A shareholder makes a QEF election by attaching a completed IRS Form 8621 including the information provided in the PFIC annual information statement, to a timely filed United States federal income tax return. The shareholder must receive certain information from us in order to make the election. If we are unable to provide the information, the election will not be available. It should be noted that U.S. Holders may not make a QEF election with respect to warrants or rights to acquire ordinary shares, and that certain classes of investors (for example, consolidated groups and grantor trusts) are subject to special rules regarding the QEF election.

Under certain circumstances, a U.S. Holder may also obtain treatment similar to that afforded a shareholder that has made a timely QEF election by making an election in a year subsequent to the first year during the U.S. Holder's holding period that we are classified as a PFIC to treat such holder's interest as subject to a deemed sale and recognizing gain, but not loss, on such deemed sale in accordance with the general PFIC rules, including the interest charge provisions, described above and thereafter treating such interest as an interest in a QEF.

Alternatively, a U.S. Holder of shares in a PFIC can elect to mark the shares to market annually, recognizing as ordinary income or loss each year the shares are held, as well as on the disposition of the shares, an amount equal to the difference between the shareholder's adjusted tax basis in the PFIC stock and its fair market value. Losses are allowed only to the extent of net mark-to-market gains previously included in income by the U.S. Holder under the election in prior taxable years. As with the QEF election, a U.S. Holder that makes a mark-to-market election would not be subject to deemed ratable allocations of gain, the interest charge, and the denial of basis step-up at death described above. Subject to the ordinary shares ever ceasing to be marketable, a mark-to-market election is irrevocable without obtaining the consent of the IRS and would continue to apply even in years that we are no longer a PFIC.

U.S. Holders of ordinary shares are urged to consult their tax advisors about PFIC rules, including the advisability, procedure and timing of making a QEF election, in connection with their holding of ordinary shares, including warrants or rights to acquire ordinary shares.

Taxation of Non-U.S. Holders

Subject to the discussion below with respect to the United States backup withholding tax, a Non-U.S. Holder will generally not be subject to U.S. federal income tax on dividends from our company, if any, or gain from the sale or other disposition of ordinary shares, unless (i) such income is effectively connected with the conduct by the Non-U.S. Holder of a United States trade or business, or in the case of a resident of a country which has an income tax treaty with the United States, such income is attributable to a permanent establishment (or in the case of an individual, a fixed place of business) in the United States; or (ii) with respect to any gain on the sale or other disposition of ordinary shares realized by an individual Non-U.S. Holder, such individual Non-U.S. Holder is present in the United States for 183 days or more in the taxable year of the sale or other disposition and certain other conditions are satisfied.

Backup Withholding and Information Reporting

Under the Code, under certain circumstances, United States tax information reporting and "backup withholding" of United States federal income tax on dividends on, and the proceeds of dispositions of, ordinary shares may apply to both U.S. Holders and Non-U.S. Holders. Backup withholding will not apply, however, to a holder that furnishes a correct taxpayer identification number or certificate of foreign status and makes any other required certification or that is otherwise exempt from backup withholding. Generally, a U.S. Holder will provide such certification on IRS Form W-9 and a Non-U.S. Holder will provide such certification on IRS Form W-8. Any amounts withheld under the United States backup withholding rules will be allowed as a refund or credit against the U.S. Holder's or Non-U.S. Homder's Unites States federal income tax liability, provided the required information is furnished to the IRS.

10F.              Dividends and paying agents

Not applicable.

10G.              Statement by experts

Not applicable.

10H.              Documents on display

We are subject to certain of the information reporting requirements of the Securities and Exchange Act of 1934, as amended. We, as a "foreign private issuer" are exempt from the rules and regulations under the Securities Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and "short-swing" profit recovery provisions contained in Section 16 of the Securities Exchange Act, with respect to their purchase and sale of our shares. In addition, we are not required to file reports and financial statements with the Securities and Exchange Commission as frequently or as promptly as U.S. companies whose securities are registered under the Securities Exchange Act. However, we will file with the Securities and Exchange Commission an annual report on Form 20-F containing financial statements audited by an independent accounting firm. We will also furnish reports on Form 6-K containing unaudited financial information after the end of each of the first three quarters.

You may read and copy any document we file with the SEC at its public reference facilities at, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the SEC's regional offices at 500 West Madison Street, Suite 1400, Chicago, IL 60661-2511 and 7 World Trade Center, 13th Floor, New York, NY 10048. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. The SEC also maintains a web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of this web site is http://www.sec.gov. Call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities.

10I.              Subsidiary information

Not applicable.

Item 11.          QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

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

Principal (National) Amounts by Expected Maturity in U.S. Dollars:


                    Fair Value At December 31, 2000
                 (in thousands, except Interest Rates)

                                        Dec 31, 2000    FY 2001       FY 2002

  Cash Equivalents                      $17,473
  Average Interest Rate                   6.38%
  Short Term Investments                $31,673
  Average Interest Rate                   6.78%
  Total Portfolio                       $50,146         $49,146        $1,000
  Average Interest Rate                   6.59%           6.58%         7.04%
  Average duration (month)                 3.78            3.60         12.50
  Long Term Investment                    1,000
  Average Interest Rate                   7.04%

Investment in ITXC

The investment in ITXC is presented in the balance sheet as of December 31, 2000 as follows: the portion of 1,720,000 shares "available-for-sale" during the year 2001 is stated at fair market value which was $6.94 per share, representing a total of $11.93 million and the restricted portion of the shares (3,068,165 shares) is presented at cost of $1.86 million. The fair market value of this portion of the ITXC investment, as of December 31, 2000, was approximately $21.29 million.

As of March 31, 2001, the portion of 2,225,012 shares "available-for-sale" is stated at fair market value, which was $5.72 per share or a total of $12.72 million. The restricted portion of the shares (2,563,153 shares) is presented at a cost of $1.55 million. The fair market value of this portion of our ITXC investment as of March 31, 2001 was $14.66 million.

Item 12.          DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.


                                  PART TWO

Item 13.          DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

The company is not in default of any payment of principal, interest, sinking or purchase fund installment, or indebtedness of the company or any of its subsidiaries exceeding 5% of total assets on a consolidated basis. There has been no payment of dividends that is in arrears, and there has been no material delinquency relating to any class of preferred stock in the company or its subsidiaries.

Item 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

There have been no material changes or limitations on the rights of the holders of any class of registered shares caused by the changes in the terms of the securities or the issuance or modification of a different class of securities. There has been no material withdrawal or substitution of assets.

Item 15.          RESERVED


Item 16.          RESERVED



                                 PART THREE

ITEM 17.          FINANCIAL STATEMENTS

Not applicable.


ITEM 18.          FINANCIAL STATEMENTS


Index to Financial Statements


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

INDEPENDENT AUDITORS' REPORT                                           F-2

CONSOLIDATED FINANCIAL STATEMENTS

  Consolidated Balance Sheets                                       F-3 - F-4

  Consolidated Statements of Operations                                F-5

  Consolidated Statements of Shareholders' Equity and
                                                                       F-6
    Comprehensive Income

  Consolidated Statements of Cash Flows                             F-7 - F-8

  Notes to the Consolidated Financial Statements                    F-9 - F-28





ITEM 19.          EXHIBITS


1.      Articles of Association

2.1 Form of Share Certificate of Vocaltec Communications Ltd. previously filed with the SEC on January 5, 1996 as Exhibit 4.1 to the Company's Registration Statement on Form F-1, File Number 333-00120, which is incorporated herein by reference.

4.1     (a)   VocalTec Communications Ltd. 1996 Stock Option Plan and
              Incentive Plan previously filed with the SEC on August 2, 1996 as an exhibit to the Company's Registration Statement on Form
              S-8, File No. 2-0-27648, which is incorporated herein by reference.

        (b) VocalTec Communications Ltd. 1997 Stock Option and Incentive Plan filed with the SEC on October 31, 1997 as an exhibit to the Company's Registration Statement on Form S-8, File No. 333-100120, which is incorporated herein by reference.

        (c) VocalTec Communications Ltd. 1998 and 1999 Stock Option Plan and Incentive Plan previously filed with the SEC on August 2, 1999 as an exhibit to the Company's Registration Statement on Form S-8, File No. 333-10648, which is incorporated herein by reference.

        (d)   VocalTec Communications Ltd. 2000 Master Option Plan.

        (e) Summary of Lease Agreement for Herzeliya Business Park, Building D, by and between VocalTec Communications Ltd. and Gemel Tsu'a Lehashka'ot Ltd. Herzeliya lease, dated July 20, 1998.

        (f) Lease Agreement Fort Lee Executive Park, by and between VocalTec Communications Inc. and Executive Park LLC., dated June 18, 1998.

8.       List of Subsidiaries.





                                  SIGNATURES

The registrants hereby certifies that it meets all of the requirements for filing on Form 20-F and it has duly caused and authorized the undersigned to sign this annual report on its behalf.


                                VOCALTEC COMMUNICATIONS LTD.

                                Name:  Elon A. Ganor
                                       ----------------------

                                Title: Chief Executive Officer
                                       ----------------------

July 2, 2001



         VOCALTEC COMMUNICATIONS LTD. CONSOLIDATED FINANCIAL STATEMENTS
         --------------------------------------------------------------

                            AS OF DECEMBER 31, 2000

                        REPORT OF INDEPENDENT AUDITORS
                        ------------------------------


To the Shareholders of
VocalTec Communications Ltd.:
----------------------------


We have audited the accompanying consolidated balance sheets of VocalTec Communications Ltd. (an Israeli Corporation) as of December 31, 1999 and 2000, and the related consolidated statements of operations, shareholders' equity and comprehensive income and cash flows for each of the three years in the period ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in the United States and in Israel, including those prescribed under the Auditors' Regulations (Auditor's Mode of Performance), 1973. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of VocalTec Communications Ltd. as of December 31, 1999 and 2000, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.




                                                      LUBOSHITZ KASIERER
                                                Member Firm of Arthur Andersen

Tel-Aviv, Israel
January 30, 2001


                         VOCALTEC COMMUNICATIONS LTD.

                         CONSOLIDATED BALANCE SHEETS
              In thousands of U.S. dollars (except share data)



                                                                                            December 31
                                                                                     --------------------------
                                                                      Note              1999             2000
                                                                    --------         --------          --------
CURRENT ASSETS
  Cash and cash equivalents                                            (3)             31,915           17,473
  Short-term investments                                               (4)              1,730           31,673
  Trade receivables, net                                               (5)              6,163            8,372
  Other receivables                                                    (6)              3,068            3,879
  Inventories                                                                           1,602            5,424
                                                                                      --------          -------
  Total current assets                                                                 44,478           66,821
                                                                                      --------          -------
INVESTMENTS AND LONG-TERM DEPOSITS
  Investments in companies                                             (7)             37,845           14,620
  Bank deposits                                                        (8)                  -            1,000
  Deposit with insurance companies                                    (11)              1,329            1,636
                                                                                      --------          -------
                                                                                       39,174           17,256
                                                                                      --------          -------
EQUIPMENT, NET                                                         (9)              5,619            8,890
                                                                                      --------          -------



TOTAL ASSETS                                                                           89,271           92,967

CURRENT LIABILITIES
  Accounts payable and accrued expenses                               (10)              8,503           21,516
  Income taxes payable                                                                      -            2,632
                                                                                      --------          -------
  Total current liabilities                                                             8,503           24,148
                                                                                      --------          -------
LONG-TERM LIABILITIES
  Long-term bank loans                                                                 20,017                -
  Deferred income taxes                                                                     -            4,356
  Accrued severance pay                                               (11)              1,761            2,093
                                                                                      --------          -------
                                                                                       21,778            6,449
                                                                                      --------          -------
  Total liabilities                                                                    30,281           30,597
                                                                                      --------          -------
COMMITMENTS AND CONTINGENCIES                                         (12)

SHAREHOLDERS' EQUITY
    Share capital                                                     (13)
      Ordinary shares of NIS 0.01 par value:
       Authorized - 30,000,000 shares;                                                     35               36
       Issued and outstanding - 12,127,058 shares
       (1999 - 11,771,302)
    Additional paid-in capital                                                         94,627           97,015
    Deferred share-based compensation                                                    (188)             (97)
    Accumulated other comprehensive income                                             34,471            6,535
    Accumulated deficit                                                               (69,955)         (41,119)
                                                                                      --------          -------
  Total shareholders' equity                                                           58,990           62,370
                                                                                      --------          -------

TOTAL LIABILITIES AND SHAREHOLDERS'
  EQUITY
                                                                                       89,271           92,967



               The accompanying notes form an integral part of these consolidated financial statements.

                         VOCALTEC COMMUNICATIONS LTD.

                    CONSOLIDATED STATEMENTS OF OPERATIONS
         In thousands of U.S. dollars (except share and per share data)


                                                                              Year ended December 31
                                                                     ------------------------------------------
                                                        Note             1998            1999           2000
                                                      -------        -----------     ----------       ---------
Net sales                                               (14)            24,650          26,615          42,041

Cost of sales                                           (15)             5,938           8,156          13,537
                                                                     -----------     ----------       ---------
  Gross profit                                                          18,712          18,459          28,504
                                                                     -----------     ----------       ---------
Operating expenses:
  Research and development, net                         (16)            11,192          13,157          13,401

  Marketing and selling, net                            (17)            18,509          27,171          29,590

  General and administrative                                             5,204           6,592           8,592
                                                                     -----------     ----------       ---------
                                                                        34,905          46,920          51,583
                                                                     -----------     ----------       ---------
  Operating loss                                                       (16,193)        (28,461)        (23,079)

Other income (expenses), net                            (18)            (9,656)           (827)         57,744

Financing income, net                                                    2,668             902           3,184
                                                                     -----------     ----------       ---------
  Income (loss) before income taxes                                    (23,181)        (28,386)         37,849

Income taxes                                            (19)                 -               -           9,013
                                                                     -----------     ----------       ---------
  Net income (loss)                                                    (23,181)        (28,386)         28,836
Net income (loss) per ordinary share
  Basic                                                                  (2.08)          (2.47)           2.39
  Diluted                                                                (2.08)          (2.47)           2.18

Weighted average number of ordinary shares
used in computing per share amounts:
    Basic                                                           11,144,584       11,497,723     12,081,598
    Diluted                                                         11,144,584       11,497,723     13,251,877



     The accompanying notes form an integral part of these consolidated financial statements.

                          VOCALTEC COMMUNICATIONS LTD.

                   CONSOLIDATED STATEMENTS OF SHAREHOLDERS'
                       EQUITY AND COMPREHENSIVE INCOME

                In thousands of U.S. dollars (except share data)


                                                                    Number                 Additional
                                                                      of         Share      paid-in        Deferred
                                                                    shares      capital     capital      compensation
---------------------------------------------------------------  -------------  --------  ------------  --------------

Balance as of January 1, 1998                                      8,627,490          28       38,429            (358)
Comprehensive income:
  Net loss                                                                 -           -            -               -
Shares issued                                                      2,785,930           7       54,267               -
Amortization of deferred compensation                                      -           -            -              67
                                                                 -------------  --------  ------------  ---------------
Balance as of December 31, 1998                                   11,413,420          35       92,696            (291)
Comprehensive Income:
  Net loss                                                                 -           -            -               -
   Unrealized gain from available-for-sale securities                      -           -            -               -

Shares issued                                                        357,882           -        1,999               -
Deferred compensation                                                      -           -          177            (177)
Amortization of deferred compensation                                      -           -         (245)            280
                                                                 -------------  --------  ------------  ---------------
Balance as of December 31, 1999                                   11,771,302          35       94,627            (188)
Comprehensive income:
  Net income                                                               -           -            -               -
   Unrealized loss from available-for-sale securities net
          of reclassification adjustment (see disclosure)                  -           -            -               -

Shares issued                                                        355,756           1        2,388               -
Amortization of deferred compensation                                      -           -            -              91
                                                                 -------------  --------  ------------  ---------------
Balance as of December 31, 2000                                   12,127,058          36       97,015             (97)
                                                                 =============  ========  ============  ===============
Disclosure of reclassification amount:
Unrealized loss on available-for-sale securities during the
  period, net of tax
Less-reclassification adjustment for loss included in net income
  Net unrealized loss on available-for-sale securities



                         The accompanying notes form an integral part of these consolidated financial statements.



                          VOCALTEC COMMUNICATIONS LTD.

                   CONSOLIDATED STATEMENTS OF SHAREHOLDERS'
                       EQUITY AND COMPREHENSIVE INCOME

                In thousands of U.S. dollars (except share data)

                                                                   Accumulated
                                                                      other                             Total
                                                                  comprehensive    Accumulated      comprehensive
                                                                     income           deficit           income          Total
---------------------------------------------------------------   -------------   -------------    ---------------  --------------

Balance as of January 1, 1998                                              -         (18,388)                           19,711
Comprehensive income:
  Net loss                                                                 -         (23,181)                          (23,181)
Shares issued                                                              -               -                            54,274
Amortization of deferred compensation                                      -               -                                67
                                                                  -------------   -------------                     --------------
Balance as of December 31, 1998                                            -         (41,569)                           50,871
Comprehensive Income:
  Net loss                                                                 -         (28,386)         (28,386)         (28,386)
   Unrealized gain from available-for-sale securities                 34,471               -           34,471           34,471
                                                                                                   ---------------
                                                                                                        6,085
Shares issued                                                              -               -       ================      1,999
Deferred compensation                                                      -               -                                 -
Amortization of deferred compensation                                      -               -                                35
                                                                  -------------   -------------                     --------------
Balance as of December 31, 1999                                       34,471         (69,955)                           58,990
Comprehensive income:
  Net income                                                               -          28,836           28,836           28,836
   Unrealized loss from available-for-sale securities net
---------------------------------------------------------------      (27,936)              -                           (27,936)
      of reclassification adjustment (see disclosure)                                                 (27,936)
                                                                                                   ---------------
                                                                                                          900
                                                                                                   ===============
Shares issued                                                              -               -                             2,389
Amortization of deferred compensation                                      -               -                                91
                                                                  -------------   -------------                     --------------
Balance as of December 31, 2000                                        6,535         (41,119)                           62,370
                                                                  =============   =============
Disclosure of reclassification amount:
Unrealized loss on available-for-sale securities during the
  period, net of tax                                                                                   (2,190)
Less-reclassification adjustment for loss included in net income                                      (25,746)
                                                                                                   ---------------
  Net unrealized loss on available-for-sale securities                                                (27,936)
                                                                                                   ===============



     The accompanying notes form an integral part of these consolidated financial statements.

                         VOCALTEC COMMUNICATIONS LTD.

                    CONSOLIDATED STATEMENTS OF CASH FLOWS
                         In thousands of U.S. dollars


                                                                                              Year ended December 31
                                                                                   -----------------------------------------
                                                                                        1998           1999           2000
CASH FLOWS FROM OPERATING ACTIVITIES                                               ----------      ---------       ---------
   Net income (loss)                                                                 (23,181)       (28,386)        28,836
   Adjustments to reconcile net income (loss) to net cash used in operating activities -
      Expenses not affecting operating cash flows:
        Amortization of deferred compensation                                             67             35             91
        Severance pay, net                                                               (28)           303             25
        Depreciation                                                                   1,914          3,584          3,409
        Equity in losses of an affiliated company                                        201              -              -
        Gain on sale of ITXC shares                                                        -              -        (60,744)
        Acquired in-process research and development                                   9,656              -              -
        Other                                                                         (1,000)            24              -
      Changes in operating assets and liabilities:
        Decrease (increase) in trade receivables, net                                 (3,003)         2,849         (2,209)
        Decrease (increase) in other receivables                                      (1,429)           254           (811)
        Decrease (increase) in inventories                                              (758)            51         (3,822)
        Increase in accounts payable and accrued expenses                              3,406            653         13,013
        Increase in accrued income taxes                                                   -              -          2,632
                                                                                   ----------      ---------       ---------
    Net cash used in operating activities                                            (14,155)       (20,633)       (19,580)
                                                                                   ----------      ---------       ---------
CASH FLOWS FROM INVESTING ACTIVITIES
   Short-term investments, net                                                       (25,772)        29,644        (29,943)
   Proceeds from sale of investment in  ITXC                                               -              -         61,217
   Investment in companies                                                            (1,140)        (1,000)          (828)
   Purchase of equipment                                                              (4,568)        (3,228)        (6,680)
   Proceeds from sale of equipment                                                         -            143              -
   Long-term bank deposits                                                                 -              -         (1,000)
   Purchase of Radlinx , net of cash acquired (see below)                             (2,837)             -              -
                                                                                   ----------      ---------       ---------
   Net cash provided by (used in) investing activities                               (34,317)        25,559         22,766
                                                                                   ----------      ---------       ---------
CASH FLOWS FROM FINANCING ACTIVITIES
   Proceeds from issuance of share capital                                            46,298              -              -
   Long-term bank loans received from (repaid to) banks                                    -         20,000        (20,017)
   Proceeds from options exercised                                                       322          1,999          2,389
                                                                                   ----------      ---------       ---------
    Net cash provided by (used in) financing activities                               46,620         21,999        (17,628)
                                                                                   ----------      ---------       ---------

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                                      (1,852)        26,925        (14,442)
CASH AND CASH EQUIVALENTS AT  BEGINNING OF YEAR                                        6,842          4,990         31,915
                                                                                   ----------      ---------       ---------
CASH AND CASH EQUIVALENTS AT END OF YEAR                                               4,990         31,915         17,473

NON-CASH ACTIVITIES

   Unrealized gain (loss) from available-for-sale securities, net                          -         34,471        (27,936)
   Investment in other company in consideration for Company's products                 1,000              -              -



     The accompanying notes form an integral part of these consolidated financial statements.

                         VOCALTEC COMMUNICATIONS LTD.

                CONSOLIDATED STATEMENTS OF CASH FLOWS (Cont.)
                         In thousands of U.S. dollars




                                                             Year ended
                                                             December 31
                                                                1998
                                                            ------------
PURCHASE OF RADLINX
 Assets and liabilities at date of purchase:
   Working capital (excluding cash)                             (680)
   Fixed assets                                                 (104)
   Acquired in-process research and
-------------------------------------------------------       (9,656)
     development
   Other goodwill-type intangible assets                         (51)
                                                            ------------
                                                             (10,491)
 Less - Issuance of shares                                     7,654
                                                            ------------
                                                              (2,837)


The accompanying notes form an integral part of these consolidated financial statements.

                         VOCALTEC COMMUNICATIONS LTD.

                NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                              DECEMBER 31, 2000
                         In thousands of U.S. dollars


Note 1   -        GENERAL

              A. The Company, an Israeli corporation, is a leading supplier of Internet telephony solutions, credited with launching the VOIP (Voice Over Internet Protocol) industry in 1995. The core business of the company is providing turnkey IP telephony solutions to service providers.

              B. The accompanying financial statements have been prepared in U.S. dollars, as the currency of the primary economic environment in which the operations of the Company are conducted is the U.S. dollar. Most of the Company's sales are made outside Israel in non-Israeli currencies (mainly the U.S. dollar). A majority of the costs and expenses are incurred outside Israel in non-Israeli currencies, primarily in U.S. dollars. Thus, the functional currency of the Company is the U.S. dollar.

                     Transactions and balances originally denominated in U.S. dollars are presented at their original amounts. Transactions and balances in other currencies are remeasured into U.S. dollars in accordance with principles set forth in Statement No. 52 of the Financial Accounting Standards Board of the United States ("FASB"). Accordingly, items have been remeasured as follows:

                     Monetary items - at the current exchange rate at the balance sheet date.

                     Nonmonetary items - at historical exchange rates.

                     Income and expense items - at exchange rates current as of the date of recognition of those items (excluding depreciation and other items relating to from nonmonetary items).

                     Exchange gains and losses from the remeasurement mentioned above (which are immaterial for each reported period) are reflected in the statement of operations. The representative rate of exchange at December 31, 2000 was U.S. $1.00 - 4.041 New Israeli Shekel (NIS) (1999 and 1998 - NIS 4.153 and NIS 4.16, respectively).


Note 2   -        SIGNIFICANT ACCOUNTING POLICIES

              The financial statements have been prepared in conformity with accounting principles generally accepted in the United States. The significant accounting policies followed in the preparation of the financial statements, applied on a consistent basis, are as follows:

              A.     PRINCIPLES OF CONSOLIDATION

                     The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. The Company's principal subsidiaries are VocalTec Communications Inc. (U.S.A.), VocalTec Communications Japan K.K. (Japan), VocalTec Communications GmbH (Germany), TrulyGlobal Inc. (U.S.A) and VocalTec Communication International B.V. (Netherlands). All significant intercompany balances and transactions have been eliminated in consolidation.

              B.     CASH AND CASH EQUIVALENTS

                     For the purpose of the statements of cash flows, all highly liquid investments (short-term bank deposits) are considered cash equivalents if the investments mature within three months from the date of acquisition.

              C.     INVENTORIES

                     Inventories, consisting principally of components, are stated at the lower of cost or market. Inventory cost is determined by the moving average.

              D.     ALLOWANCE FOR DOUBTFUL ACCOUNTS

                     Allowance for doubtful accounts is computed for specific accounts the collectibility of which, is doubtful and based upon the Company's experience.

              E.     INVESMENT IN COMPANIES

                     The non-restricted portion of an investment in a publicly-traded company which is available-for-sale is recorded at fair market value in accordance with Statement of Financial Accounting Standards ("SFAS") No. 115 "Accounting for Certain Investments in Debt and Equity Securities". The difference between the fair market value and cost (unrealized gain) is included as a separate component of comprehensive income.

                     Investments in private companies and the restricted portion of the investment in the above mentioned publicly traded company are stated at cost less write-down for any declines in value which are other than temporary, if applicable.

              F.     EQUIPMENT

                     Equipment is stated at cost. Depreciation is computed by the straight-line method over the estimated useful life of the assets.

              G.     RESEARCH AND DEVELOPMENT COSTS

                     Research and development costs, net of participations by the Government of Israel through the Ministry of Industry and Trade, Office of the Chief Scientist, are charged to operations as incurred. Software development costs are considered for capitalization when technological feasibility is established in accordance with SFAS 86, "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed." Costs incurred subsequent to achievement of technological feasibility in the process of software production have not been material. Therefore, the Company has not capitalized any of its research and development expenses and does not anticipate that its development process will differ materially in the future.


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

              I.     REVENUE RECOGNITION

                     Revenues from products are generally recognized upon delivery, provided there is persuasive evidence of an agreement, the fee is fixed or determinable and collection of the related receivable is probable. Amounts received where revenue recognition criteria have not been fully met, and thus the revenue is not yet earned, are reflected as deferred revenue. Amounts billed where revenue recognition criteria have not been fully met, and thus revenue is not yet earned, are reflected as allowance for unrecognized income and netted with the related trade receivables.

              J.     SHARE-BASED COMPENSATION

                     The Company has adopted the disclosure provisions of SFAS No. 123, "Accounting for Stock-Based Compensation," and the accounting rules set forth in Accounting Principles Board ("APB") Opinion 25, "Accounting for Stock Issued to Employees" including the FASB issued interpretation No. 44, "Accounting for Certain Transactions Involving Stock Compensation an interpretation of APB 25." The Company has provided the necessary pro forma disclosures as if the fair value method had been applied (See Note 13).

              K.     NET INCOME (LOSS) PER SHARE

                     The Company computes net income (loss) per share in accordance with SFAS No. 128, "Earnings per Share".

                     Under the provisions of SFAS No. 128, basic net income
                     (loss) per share ("Basic EPS") is computed by dividing net income (loss) by the weighted average number of ordinary shares outstanding. Diluted net income (loss) per share ("Diluted EPS") is computed by dividing net income (loss) by the weighted average number of shares and dilutive share equivalents then outstanding. The total number of shares related to the outstanding options excluded from the calculations of diluted net loss per share were 2,007,575 and 2,879,943 for the years ended December 31, 1998 and 1999, respectively. A reconciliation between the numerator and denominator of Basic EPS and Diluted EPS for the year ended December 31, 2000, follows:

                     Net Income                                     28,836
                     Basic:
                     Weighted average shares used
                      in computing basic
                      net income per share                      12,081,598
                                                               ============
                     Basic net income per share                       2.39
                                                               ============
                     Diluted:
                      Shares used above                         12,081,598
                      Adjustment to reflect weighted
                       effect of diluted shares
                       due to share options                      1,170,279
                                                               ------------
                                                                13,251,877
                                                               ============
                    Diluted net income per share                      2.18
                                                               ============

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

              M.     FAIR VALUE OF FINANCIAL INSTRUMENTS

                     The carrying amount of cash and cash equivalents, trade receivables, other receivables, credit from banks and others, liabilities to suppliers and others are equivalent to, or approximate their fair value due to the short-term maturity of these instruments.

              N.     NEW ACCOUNTING STANDARDS

                     In June 1998, the FASB issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. This statement establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. SFAS No. 133, as amended by SFAS No. 137, is effective for all fiscal quarters of fiscal years beginning after June 15, 2000.The company does not believe that the adoption of SFAS No. 133 will have a material effect on the Company's consolidated financial statements.

Note 3   -        CASH AND CASH EQUIVALENTS

                                                       December 31
                                               --------------------------
                                                  1999             2000
                                               ---------        ---------
             Cash in banks                       1,277             4,532
             Bank deposits (*)                  30,638            12,941
                                               ---------        ---------
                                                31,915            17,473

              (*) Mainly bearing annual interest of 6.0% to 6.25%.

Note 4   -        SHORT-TERM INVESTMENTS

                                                       December 31
                                               --------------------------
                                                  1999             2000
                                               ---------        ---------

             Bank deposits (*)                     730            31,673
             Marketable securities               1,000                 -
                                               ---------        ---------
                                                 1,730            31,673


              (*) Mainly bearing annual interest of 6.8% to 7.0%.


Note 5   -        TRADE RECEIVABLES, NET

                                                       December 31
                                               --------------------------
                                                  1999             2000
                                               ---------        ---------
             Trade Receivables                  12,806            18,242
             Less - Allowance for
               doubtful accounts and
               unrecognized revenue              6,643            9,870
                                               ---------        ---------
                                                 6,163            8,372


Note 6   -        OTHER RECEIVABLES

                                                       December 31
                                               --------------------------
                                                  1999             2000
                                               ---------        ---------

             Government participation
              receivables                        1,703              590
             Prepaid expenses                      620            1,169
             Accrued interest                       65              950
             Government institute receivable       222              473
             Other                                 458              697
                                               ---------        ---------
                                                 3,068            3,879

Note 7   -        INVESTMENTS IN COMPANIES

                                                       December 31
                                               --------------------------
                                                  1999             2000
                                               ---------        ---------
             ITXC (*)                           37,845           13,792
             Other                                   -              828
                                               ---------        ---------
                                                37,845           14,620
                                               =========        =========

              (*) The company through its wholly owned U.S. subsidiary has an investment in ITXC Inc. ("ITXC"). ITXC completed its initial public offering ("IPO") in October 1999 on the NASDAQ in the U.S. In March 2000, ITXC completed a secondary offering on the NASDAQ, in which the Company sold 779,743 shares of ITXC in the net amount of $61,217 and recorded a net gain of $60,744 (see Note 18). The company's remaining investment in ITXC is subject to Rule 144 under the Securities Act of 1933 which restricts the number of shares of ITXC that the Company may sell during specified future periods. As of December 31, 2000, the portion of the Company's investment in ITXC which is not restricted is classified as "available-for-sale" and stated at fair market value. The remaining shares are presented at cost. The investment in ITXC is presented in the balance sheet as follows:

                                                       December 31
                                               --------------------------
                                                  1999             2000
                                               ---------        ---------
                    At fair market value        35,104            11,933
                    At cost (fair market
                      value at December 31,
                      2000 - $21,287)            2,741             1,859
                                               ---------        ---------
                                                37,845            13,792


Note 8   -        LONG-TERM BANK DEPOSITS

              Deposits bearing annual interest of 7%.



Note 9   -        EQUIPMENT, NET

                                                    Annual        December 31
                                                   rates of    ---------------
                                                 depreciation    1999     2000
                                                -------------  -------  -------
             Computers and related equipment        25-33%      9,018    15,446
             Office furniture, equipment and
                leasehold improvements               7-25%      2,521     2,773

                                                               11,539    18,219
             Less - accumulated depreciation                    5,920     9,329
             Net book value                                     5,619     8,890
                                                               -------  -------

             The majority of property, plant and equipment is located in Israel.


Note 10   -       ACCOUNTS PAYABLE AND ACCRUED EXPENSES

                                                       December 31
                                               --------------------------
                                                  1999             2000
                                               ---------        ---------

             Suppliers                           2,612            8,225
             Employees and related expenses      2,139            7,427
             Other (mainly accrued expenses)     3,752            5,864
                                               ---------        ---------
                                                 8,503           21,516


Note 11  -        SEVERANCE PAY

              The Company's severance pay obligation to its employees is partially covered by payments to insurance companies. The accrual for severance pay and deposits with insurance companies in respect of severance pay are included in the balance sheet. Severance pay expenses, amounted to $498, $537 and $213 for the years ended December 31, 1998, 1999 and 2000, respectively.

Note 12  -        COMMITMENTS AND CONTINGENCIES

              A. In connection with its research and development, the Company received and accrued participation payments from the Office of the Chief Scientist of the Ministry of Industry and Trade in Israel in the total amount of approximately $4 million. In return for the Government of Israel's participation, the Company is committed to pay royalties at a rate of 3.5% - 5.0% of sales of the developed product, up to 100% of the amount of grants received (for grants received under programs approved subsequent to January 1, 1999, 100% plus interest at LIBOR). The Company's total commitment for royalties payable with respect to future sales, based on Government of Israel participations received or accrued, net of royalties paid or accrued, totaled approximately $2.7 million as of December 31, 2000.

              B. During the first quarter of 2000 a lawsuit has been filed against the Company and its U.S. subsidiary, alleging infringement of patents, seeking as yet undetermined damages. The Company intends to defend this suit vigorously. The Company is presently unable to determine the final outcome of this lawsuit.

              C. Certain claims, mainly for patent infringement and breach of contract have been made against the Company or its U.S. subsidiary. Management estimates that these claims will not have a material effect upon the Company's consolidated financial position or results of operations.

              D. The Company's facilities in Israel and in the United States are rented under operating leases with periods ending July, 2003 through December, 2004 (some with renewal options). Annual minimum future rental payments at balance sheet date are approximately as follows:

                     2001                                            1,323
                     2002                                            1,578
                     2003                                            1,420
                     2004                                            1,215
                                                                   ---------
                                                                     5,536

Note 13  -        SHARE CAPITAL

              Through December 31, 2000, the Company has granted options to purchase Ordinary Shares to key employees, officers, directors and consultants of the Company as an incentive to attract and retain qualified persons. Options generally become exercisable within two to four years from the date of the grant. Options were granted at varying prices ranging from $0 to the fair market value at the date of the grant.

              In 1998 and 1999, the Company adopted a stock option and incentive plan (the "Option Plan") which provides for the grant by the Company of restricted shares or options to purchase up to an aggregate of 1,000,000 and 1,000,000 Ordinary Shares respectively, to officers, directors, key employees, or consultants of the Company or any of its subsidiaries. The plan will expire 10 years after its adoption unless terminated earlier by the Board of Directors. The exercise price of stock options issued under the Option Plan will be no less than 95% of the fair market value of the Ordinary Shares as of the date of grant. In 2000, the Company adopted a stock option and incentive plan (the "Option Plan") which provides for the grant by the Company of restricted shares or options to purchase up to an aggregate of 1,000,000 Ordinary Shares to officers, directors, employees, and consultants of the Company or any of its subsidiaries. The plan will expire 10 years after its adoption unless terminated earlier by the Board of Directors. The exercise price of stock options issued under the Option Plan will be no less than 95% of the fair market value of the Ordinary Shares as of the date of grant.

              The Ordinary Shares acquired upon exercise of an option and the restricted shares will be subject to certain restrictions on transfer, sale or hypothecation. Options will be exercisable and restrictions on deposition of shares will lapse pursuant to the terms of the individual agreements under which such options were granted or shares issued.

              Transactions related to the above mentioned options during the three years ended December 31, 2000 are summarized as follows:

Note 13  -        SHARE CAPITAL (Cont.)

                                                           Number         Weighted-         Weighted
                                                          of shares        average           average
                                                                          exercise         fair value
                                                                            price          of options
                                                                          per share         granted
                                                         -----------    ------------      ------------
             Outstanding January 1, 1998                 1,294,850

               Granted                                     961,500         $7.35            $4.73
               Exercised                                   (64,025)        $4.96
               Forfeited                                  (184,750)        $6.53

             Outstanding December 31, 1998               2,007,575

               Granted                                   1,775,950        $10.92            $6.00
               Exercised                                  (357,882)        $6.23
               Forfeited                                  (545,700)        $7.66

             Outstanding December 31, 1999               2,879,943

               Granted                                     975,400        $12.32            $9.31
               Exercised                                  (355,756)        $6.24
               Forfeited                                  (430,444)        $9.36

             Outstanding December 31, 2000               3,069,143



Note 13  -        SHARE CAPITAL (Cont.)

              The following table summarizes information about options outstanding and exercisable at December 31, 2000:

                                           Options outstanding                              Options exercisable
                        ---------------------------------------------------------  ----------------------------------
       Range of               Number               Weighted-           Weighted-         Number            Weighted-
       exercise          outstanding at            average             average        outstanding at        average
        prices             December 31,            remaining           exercise         December 31,        exercise
                              2000             contractual life         prices              2000             prices
          $                                         (years)                $                                   $
   -------------        ----------------      ------------------     ------------   -----------------     -----------
     0.00                     7,500                  4.00                0.00               7,500            0.00
     3.95-5.95              320,200                  4.75                3.96             320,200            3.96
     6.29-6.65               72,962                  6.50                6.65              72,962            6.65
     7.00                    73,311                  6.50                7.00              16,250            7.00
     7.13-7.50              410,500                  7.50                7.42             164,875            7.39
     8.19-8.63              469,032                  9.75                8.37              12,707            8.44
     8.96-9.43              321,586                  8.50                9.20              77,908            9.18
    10.45-11.00             262,750                  8.50               10.45              74,500           10.45
    11.50-11.81(*)           68,000                  8.75               11.72              22,000           11.74
    12.83-14.00             609,183                  9.00               13.18             144,460           13.18
    15.20-16.00             191,119                  9.00               15.64              43,190           15.66
    16.15-17.25             263,000                  9.00               17.22              30,812           17.14
                        ----------------                                            ----------------
                          3,069,143                                                       987,364

Note 13  -        SHARE CAPITAL (Cont.)

       (*) Includes 28,000 options granted to Consultants in 1999 for whom deferred compensation in the amount of $177 was calculated based on the fair value of the options on the date granted using the Black-Scholes option-pricing model. Under SFAS No. 123 the compensation cost that has been charged to operations for the year ended December 31, 2000 amounted to $44.

              The aggregate amount of deferred compensation related to options granted to employees, officers and directors recorded arising from the difference between the exercise price and the fair market value on the date of the grant of $772 is included in shareholders' equity and is being amortized over the vesting periods of the respective options in accordance with APB 25. The balance of unamortized compensation at December 31, 2000 is $97. Under APB 25 the compensation cost that has been charged to operations for the year ended December 31, 2000 amounted to $47 (1999 - $27).

              If compensation cost had been determined under the alternative fair value accounting method provided for Under FASB Statement No. 123, "Accounting for Stock-Based Compensation", the Company's net income (loss) and basic and diluted net income
              (loss) per share would have been decreased (increased) to the following pro forma amounts:


Note 13  -        SHARE CAPITAL (Cont.)

                                                              For the year ended December 31
                                                        -------------------------------------------
                                                         1998             1999              2000
                                                        ----------      -----------       ---------
             Net income (loss):
               As reported                               (23,181)         (28,386)          28,836
               Pro forma                                 (24,497)         (30,657)          24,630

             Basic net income (loss) per share:
                 As reported                               (2.08)           (2.47)            2.39
                 Pro forma                                 (2.20)           (2.67)            2.04

             Diluted net income (loss) per share:
                As reported                                (2.08)           (2.47)            2.18
                Pro forma                                  (2.20)           (2.67)            1.86

              Under Statement 123 the fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 1998, 1999 and 2000: (1) expected life of the option of 2.1 years (1998 - 2.0, 1999 - 2.5); (2) dividend yield of 0% (1998, 1999 - same); (3)

              expected volatility of 159% (1998 - 120%, 1999 - 95%), (4)
              risk-free interest rate of 5% (1998 - 6%, 1999 - 5%).


Note 14  -        NET SALES

                                                                       Year ended December 31
                                                                 ---------------------------------------
                                                                    1998          1999          2000
                                                                 ----------     ---------     ----------
             The Company's sales by geographic
               areas are as follows:
                 Europe                                             13,355        16,687        18,152
                 North America (principally
                   United States)                                    7,917         3,556         8,264
                 Far East                                            2,084         5,573         8,058
                 Israel                                                583           433         4,611
                 Other                                                 711           366         2,956
                                                                 ----------     ---------     ----------
                                                                    24,650        26,615        42,041

                                                                       %             %             %
                                                                 ----------     ---------     ----------
             Sales to a single customer
               exceeding 10%:
                 Customer A                                             39            49            29
                 Customer B                                            (*)             -            15
                 Customer C                                            (*)           (*)            11

             (*)   Less than 10%



Note 15  -        COST OF SALES

             Cost of sales include royalties to
               the Government of Israel                                 73           219           716

Note 16  -        RESEARCH AND DEVELOPMENT, NET

                                                                       Year ended December 31
                                                                 ---------------------------------------
                                                                    1998          1999          2000
                                                                 ----------     ---------     ----------
             Payroll and related expenses                            9,001        10,055         9,711
             Subcontractors and other expenses                       3,618         5,190         5,891
                                                                    12,619        15,245        15,602
             Less - participations by the
               Government of  Israel:
                 Royalty bearing participation                      261          1,316          2,009
                 Other participation                              1,166            772            192
                                                                 ----------     ---------     ----------
                                                                 11,192         13,157         13,401


Note 17  -        MARKETING AND SELLING, NET

                                                                       Year ended December 31
                                                                 ---------------------------------------
                                                                    1998          1999          2000
                                                                 ----------     ---------     ----------
             Marketing and selling expenses
               include:
                 Royalties to the Government of                        410             -             -
                   Israel

                 Allowance for bad and
                   doubtful accounts                                 2,015         2,637           187

             Marketing and selling expenses
               are net of participations by the
               Government of Israel                                    432             -             -

Note 18   -       OTHER INCOME (EXPENSES), NET


                                                                       Year ended December 31
                                                                 ---------------------------------------
                                                                    1998          1999          2000
                                                                 ----------     ---------     ----------
             Net gain on sale of ITXC shares                             -             -        60,744
             One time charge in respect of
               acquired in-process research                         (9,656)            -             -
               and development
             Other                                                       -          (827)       (3,000)
                                                                    (9,656)         (827)       57,744


Note 19  -        TAXES ON INCOME

              The Company is subject to the Income Tax Law (Inflationary Adjustments), 1985, measuring income on the basis of changes in the Israeli Consumer Price Index.

              The Company's investment in equipment in the amount of approximately $965 has received approval in accordance with the Law for the Encouragement of Capital Investments, 1959 ("approved enterprise" status). The Company has chosen to receive its benefits through the "Alternative Benefits" program, and, as such, is eligible for various benefits. These benefits include accelerated depreciation of fixed assets used in the investment program, as well as a full tax exemption on undistributed income for a period of two years and reduced tax rates for an additional period of up to eight years (depending on the percentage of foreign share ownership in the Company), commencing with the date on which taxable income is first earned. The benefits are subject to the fulfillment of the conditions of the letter of approval. As the Company has not yet reported any taxable income, the benefits period has not yet commenced.

Note 19  -        TAXES ON INCOME  (Cont.)

              The regular tax rate applicable to the Company is 36%. Income derived by the Company from its approved enterprise, is to be exempt from tax for two years and will be liable to reduced rate of 25% for an additional period of up to 8 years. The 25% rate may be reduced further, depending on the rate of foreign share holding in the Company. Dividends paid by the Company out of regular income are liable to 25% withholding at source. Dividends paid out of the approved plan income are liable to 15% withholding. Should the Company pay dividends out of income earned during the two-year tax holiday, it will be liable to 25% tax on that income (or lower rate depending on the rate of foreign share holding).

              As the Company is exempt from tax, the statutory tax rate for the purposes of the reconciliation of reported tax expense is zero.

              Tax assessments for the years up to 1995 have been agreed with the tax authorities.

              The Company has net operating loss carryforwards for tax purposes of approximately $53.8 million as of December 31, 2000. Due to the uncertainty of realizing the benefit of the loss carryforwards, a valuation allowance for the entire deferred tax assets has been recorded. Deferred taxes in respect of other temporary differences are immaterial.

              Income taxes are in respect of the gain on sale of ITXC shares in the U.S. subsidiary, after deduction of net operating loss carryforwards for tax purposes.

              Deferred income taxes are in respect of unrealized gain on the sale of ITXC shares in the U.S. subsidiary. The change in deferred taxes is reflected in Accumulated Other Comprehensive Income in the Statement of Shareholders' equity and Comprehensive income.


Note 20  -        RELATED PARTIES' BALANCES AND TRANSACTIONS

              A.     BALANCES WITH RELATED PARTIES

                                                                                 December 31
                                                                          ------------------------
                                                                            1999             2000
                                                                          -------           ------
                    Trade receivables                                      4,017             4,209


              B.     TRANSACTIONS WITH RELATED PARTIES

                                                               For the year ended December 31
                                                         -----------------------------------------
                                                          1998              1999             2000
                                                         ------            ------           ------
                    Sales                                 9,613            13,092           12,204


Note 21  -        SEGMENT REPORTING

              Beginning with the second quarter of 2000, the Company is required to disclose segment information in accordance with SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information". This standard requires the Company to disclose selected financial data by operating segment, defined as a component engaged in business activity resulting in revenues and expenses and that has separate financial information evaluated regularly by the Company's chief executive officer in determining resource allocation and assessing performance. The Company has identified four reportable segments based on its internal organization structure, management of operations and performance evaluation. These segments are: VocalTec, Surf & Call Network Services, TrulyGlobal and Corporate.

              VocalTec is engaged in developing and marketing systems enabling voice, fax and multimedia communications over packetized networks, including both private networks and the public internet. Surf & Call Network Services is engaged in providing various vertical markets within the web-enabled call center sector with services based on the Company's Surf & Call Center Platform. TrulyGlobal is creating a consumer communications portal.

Note 21  -        SEGMENT REPORTING (Cont.)

Segment detail is summarized as follows:

                                                        VocalTec       Surf & Call        Truly       Corporate          Total
                                                                         Network          Global
                                                                         Services

Year ended December 31, 2000
  Net sales                                                37,499              4,472            70              -         42,041
  Operating loss                                          (13,569)            (3,017)       (6,493)             -        (23,079)

As of December 31, 2000
  Total assets                                             17,740              2,375         2,009         70,843         92,967

Year ended December 31, 1999
  Net sales                                                26,615                  -             -              -         26,615
  Operating loss                                          (28,461)                 -             -              -        (28,461)

As of December 31, 1999
  Total assets                                             13,093                  -             -         76,178         89,271

Year ended December 31, 1998
  Net sales                                                24,650                  -             -              -         24,650
  Operating loss                                          (16,193)                 -             -              -        (16,193)

                               Index of Exhibits


1.      Articles of Association

2.1 Form of Share Certificate of Vocaltec Communications Ltd. previously filed with the SEC on January 5, 1996 as Exhibit 4.1 to the Company's Registration Statement on Form F-1, File Number 333-00120, which is incorporated herein by reference.

4.1     (a)   VocalTec Communications Ltd. 1996 Stock Option Plan and
              Incentive Plan previously filed with the SEC on August 2, 1996 as an exhibit to the Company's Registration Statement on Form
              S-8, File No. 2-0-27648, which is incorporated herein by reference.

        (b) VocalTec Communications Ltd. 1997 Stock Option and Incentive Plan filed with the SEC on October 31, 1997 as an exhibit to the Company's Registration Statement on Form S-8, File No. 333-100120, which is incorporated herein by reference.

        (c) VocalTec Communications Ltd. 1998 and 1999 Stock Option Plan and Incentive Plan previously filed with the SEC on August 2, 1999 as an exhibit to the Company's Registration Statement on Form S-8, File No. 333-10648, which is incorporated herein by reference.

        (d)   VocalTec Communications Ltd. 2000 Master Option Plan.

        (e) Summary of Lease Agreement for Herzeliya Business Park, Building D, by and between VocalTec Communications Ltd. and Gemel Tsu'a Lehashka'ot Ltd. Herzeliya lease, dated July 20, 1998.

        (f) Lease Agreement Fort Lee Executive Park, by and between VocalTec Communications Inc. and Executive Park LLC., dated June 18, 1998.

8.       List of Subsidiaries.