Form 20-F
period 2001-12-31
VOCALTEC COMMUNICATIONS LTD
filed 2002-06-27
CIK 1005699

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 20-F

       [ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                                       OR

  [X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE
                                   ACT OF 1934
                   For the fiscal year ended December 31, 2001

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

                                 2 MASKIT STREET
                             HERZLIYA PITUACH 46733
                                     ISRAEL
                    (Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

NONE.

Securities registered or to be registered pursuant to Section 12(g) of the Act:
ORDINARY SHARES, PAR VALUE OF NIS 0.01 NASDAQ
Title of each class                   Name of each exchange on which registered

Securities for which there are a reporting obligation pursuant to Section 15(d) of the Act:

NONE.

The number of outstanding shares of each of the issuer's classes of capital or common stock as of December 31, 2001

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

      [X]  Yes
      [ ]  No

Indicate by check mark which financial statement item the registrant has elected to follow.

      [ ]  Item 17
      [X]  Item 18

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.
      [ ]  Yes
      [ ]  No

INDEX

PART ONE

Item 1.         Identity of Directors, Senior Management and Advisers  - Not applicable
Item 2.         Offer Statistics and Expected Timetable
Item 3.         Key Information  - Not applicable
Item 4.         Information on the Company
Item 5.         Operating and Financial Review and Prospects
Item 6.         Directors, Senior Management and Employees
Item 7.         Major Shareholders and Related Party Transactions
Item 8.         Financial Information
Item 9.         The Offer and Listing
Item 10.        Additional Information
Item 11.        Quantitative and Qualitative Disclosure about Market Risk
Item 12.        Description of Securities Other than Equity Securities  - Not applicable

PART TWO

Item 13.        Defaults, Dividend Arrearages and Delinquencies - Not applicable
Item 14.        Material Modifications to the Rights of Security Holders and Use of
                Proceeds - Not applicable
Item 15.        [Reserved]
Item 16.        [Reserved]

PART THREE

Item 17.        Financial Statements  - Not applicable
Item 18.        Financial Statements
Item 19.        Exhibits

SIGNATURES

EXHIBIT INDEX

PART ONE


ITEM 1.     IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.


ITEM 2.     OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.


ITEM 3.     KEY INFORMATION

3A.         SELECTED FINANCIAL DATA

Our historical Consolidated Financial Statements are prepared in accordance with generally accepted accounting principles in the United States ("GAAP") and are presented in U.S. dollars. The selected historical consolidated financial information set forth below has been derived from the historical Consolidated Financial Statements of VocalTec Communications Ltd. for the years presented. Historical information as of and for the five years ended December 31, 2001 is derived from our Consolidated Financial Statements, which have been audited by Luboshitz Kasierer, a member firm of Arthur Andersen, our independent auditors. Effective as of June 1, 2002, Luboshitz Kasierer became a member firm of Ernst & Young International.

The information presented below is qualified by the more detailed historical Consolidated Financial Statements set forth elsewhere in this document, and should be read in conjunction with those Consolidated Financial Statements, the notes thereto and the discussion under "Operating and Financial Review and Prospects" included elsewhere in this report.

STATEMENT OF OPERATIONS DATA

                                                                   YEAR ENDED DECEMBER 31,
                                                  ----------------------------------------------------------------
                                                     1997          1998          1999          2000          2001
                                                  --------      --------      --------      --------      --------
                                                                (In thousands, except per share data)
Net sales                                         $ 15,683      $ 24,650      $ 26,615      $ 41,971      $ 28,413
Cost of sales                                        2,243         5,938         8,156        13,146        10,070
Inventory write off                                     --            --            --            --         1,441
Gross profit                                        13,440        18,712        18,459        28,825        16,902
Research and development expenses, net               5,519        11,192        13,157        11,270        11,039
Marketing and selling expenses, net                 13,449        18,509        27,171        26,372        24,716
General and administrative expenses                  3,196         5,204         6,592         7,769         7,200
Restructuring costs                                     --            --           827            --         2,073
Total operating expenses                            22,164        34,905        47,747        45,411        45,028
Operating (loss)                                    (8,724)      (16,193)      (29,288)      (16,586)      (28,126)
Other income (expenses), net                            --        (9,656)           --        57,744           941
Finance income, net                                  1,004         2,668           902         3,184         1,872
Income (loss) before income taxes                   (7,680)      (23,181)      (28,386)       44,342       (25,313)
Income tax (benefit)                                    --            --            --         9,013          (292)
Income (loss) from continuing operations            (7,680)      (23,181)      (28,386)       35,329       (25,021)
Loss from operations of discontinued segment            --            --            --        (6,493)       (4,403)
Loss on disposal of segment                             --            --            --            --        (2,359)
Net income (loss)                                   (7,680)      (23,181)      (28,386)       28,836       (31,783)
Basic net income (loss) per share from
continuing operations                                (0.89)        (2.08)        (2.47)         2.92         (2.06)
Diluted net income (loss) per share from
continuing operations                                (0.89)        (2.08)        (2.47)         2.67         (2.06)
Basic net income (loss) per share                    (0.89)        (2.08)        (2.47)         2.39         (2.62)
Diluted net income (loss) per share                  (0.89)        (2.08)        (2.47)         2.18         (2.62)
Weighted average number of shares outstanding        8,618        11,145        11,498        12,082        12,127
used in computation (basic)
Weighted average number of shares outstanding        8,618        11,145        11,498        13,252        12,127
used in computation (diluted)


BALANCE SHEET DATA

                                                   AS OF DECEMBER 31,
                                  1997        1998        1999        2000        2001
                                 -------     -------     -------     -------     -------
                                                     (In thousands)
Working capital                  $16,093     $42,501     $35,975     $42,673     $17,117
Total assets                      24,757      59,945      89,271      92,967      51,561
Long-term Liabilities                726       1,224      21,778       6,449       7,577
Net assets                        19,711      50,871      58,990      62,370      31,229
Total shareholders' equity        19,711      50,871      58,990      62,370      31,229
Number of shares outstanding       8,627      11,413      11,771      12,127      12,127

3B.   CAPITALIZATION AND INDEBTEDNESS

Not applicable.

3C.   REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

3D.   RISK FACTORS

PURCHASING OUR SHARES INVOLVES A HIGH DEGREE OF RISK. THE RISKS SET FORTH BELOW SHOULD BE CAREFULLY REVIEWED BEFORE MAKING AN INVESTMENT DECISION IN OUR SHARES. IN THE EVENT THAT ONE OR MORE OF THE RISKS SET FORTH BELOW OCCURS, OUR SHARE PRICE COULD DECREASE AND YOU MAY LOSE ALL OR PART OF YOUR INVESTMENT.

WE HAVE EXPERIENCED AND MAY CONTINUE TO EXPERIENCE SIGNIFICANT FLUCTUATIONS IN OUR QUARTERLY RESULTS, WHICH MIGHT MAKE IT DIFFICULT FOR INVESTORS TO MAKE RELIABLE PERIOD-TO-PERIOD COMPARISONS AND MAY CONTRIBUTE TO VOLATILITY IN THE MARKET PRICE FOR OUR ORDINARY SHARES.

Our operating results have fluctuated and may continue to fluctuate from period to period for a number of reasons. The downturn in capital markets and reduction of capital expenditures by telecom carriers have resulted in decreased market demand for our products. We have long sales cycles and short delivery cycles, and as a result we do not have a large order backlog. This makes the forecasting of net sales inherently uncertain. This uncertainty is compounded because each quarter's net sales are frequently from orders booked and shipped during the last month of that quarter. Furthermore, a disproportionately large amount of sales of the last month of each quarter are typically booked and shipped in the latter half of the month. Significant annual and quarterly fluctuations in our results of operations may be caused by, among other factors, the timing and composition of orders from our customers, the economic viability of our customers and the collectability of our receivables, some of which are recognized on a cash basis, the timing of new product announcements and releases by both us and our competitors, and generally depressed economic conditions in the telecom markets and in the Voice over Internet Protocol (VoIP) industry in which we operate.

Our future results may also be affected by factors including our ability to continue to develop, introduce and deliver enhanced and new products in a timely manner, to offer new products at competitive prices and to anticipate customer demands. There can be no assurance that sales in any particular quarter will not be lower than those of the preceding quarters, including comparable quarters.

As a result, we believe that period-to-period comparisons of our results of operations are not necessarily meaningful and should not be relied upon as indications of future performance. The volatility in our operating results may also result in significant volatility in our share price. Furthermore, our share price is also subject to the price volatility experienced by many companies in the telecommunications sector, VoIP and related sectors. It is also possible that our quarterly results or operations may be below the expectations of public market analysts and investors. If this happens, the price of our ordinary shares is likely to decrease.

WE HAVE INCURRED SIGNIFICANT HISTORICAL OPERATING LOSSES AND EXPECT TO CONTINUE TO INCUR OPERATING LOSSES.

Since our incorporation in 1989, we have had limited sales and have incurred significant operating losses. In 2001, we had an operating loss of $28.13 million and a net loss of $31.78 million. In 2000, we had an operating loss of $16.59 million, although we reported net income of $28.84 million due to a sale of a portion of our shares in ITXC Corp. In 1999 and 1998 we incurred net losses of approximately $28.39 million and $23.18 million (including a one-time charge in respect to acquired research and development of $9.7 million), respectively. Our future prospects must be considered in light of the risks, expenses and difficulties currently encountered by companies in the depressed telecom and VoIP industries. To address these risks and achieve profitability and increased sales levels, we must, among other things, establish and increase market demand and acceptance of our products and systems, respond effectively to competitive pressures, offer high quality customer service and support, timely introduce advanced versions and enhancements of our products and successfully market and support such advanced versions and enhancements.

We expect to continue to incur operating losses in 2002 and may incur operating losses thereafter due to decreased sales revenues which are insufficient to cover sales and marketing, product development, administrative and other expenses. If revenue levels decrease, operating results will be adversely affected because any corresponding reduction in expenses may not be proportionate to the reduction in revenues. There can be no assurance that we will achieve or sustain significant sales or profitability in the future.

ANY FURTHER REDUCTION IN CAPITAL SPENDING BY TELECOMMUNICATIONS COMPANIES WILL ADVERSELY AFFECT OUR REVENUES AND OUR FUTURE GROWTH

The turbulent economic events of the last two years have evidenced a decrease in economic growth in all sectors of the telecommunications industry. Along with the downturn in capital markets, these events have precluded the establishment of new carriers, who would have represented potential new customers for us. In addition, many existing telecom providers, including some of our customers, have sustained significant economic losses and been forced to reduce capital expenditures for 2002 and beyond in order to reduce debt and operating expenses. As part of such cost reduction measures, these carriers are either canceling or delaying capacity upgrades, network expansions and the implementation of new technologies, resulting in longer sales cycles. The downturn in capital markets and reduction of capital expenditures by telecom carriers have resulted in decreased market demand for our products and longer sales and procurement cycles, and have adversely affected our revenues. There can be no assurance there will be no further deterioration in the telecom carrier sector, and that these events will not continue to adversely affect our revenues and future growth.

IF OUR RELATIONSHIPS WITH OUR KEY PARTNERS ARE TERMINATED, OUR BUSINESS WILL BE ADVERSELY AFFECTED.

Our relationship with ITXC provided for the purchase of approximately $7.1 million of our products and services by ITXC during 2001, constituting 25% of our net sales in 2001. Our relationship with Deutsche Telekom AG provided for the purchase of approximately $37.4 million of our products and services by Deutsche Telekom between December 1997 and December 2001. During 2001, Deutsche Telekom purchased $2.3 million of our products and services, constituting 8% of our net sales in 2001. During 2000, Deutsche Telekom purchased $12.2 million of our products and services, constituting 29% of our net sales in 2000.

If for any reason, our relationship with ITXC or Deutsche Telekom is terminated, or if either of these key customers reduce purchases of our products, our business, financial condition and results of operations would be materially adversely affected. The impact of the termination or reduction of either or both of these relationships would be intensified if we are unable to increase sales to other customers in order to offset this termination or reduction.

WE WILL NOT ATTRACT AND RETAIN CUSTOMERS IF OUR SOLUTIONS DO NOT MEET MARKET AND CUSTOMER REQUIREMENTS OR IF OUR PRODUCTS DO NOT ACHIEVE HOMOLOGATION CERTIFICATIONS IN EXISTING OR EMERGING MARKETS.

Maintaining and increasing our sales revenues is dependent upon the ability of our products to meet market and customer requirements. To this end, we are involved in a continuous process to evaluate changing market demands and customer requirements, and to develop and introduce new products, features and applications to meet such changing demands and requirements. A number of risks are inherent in this process. We may not successfully anticipate market requirements or complete the development or introduction of these products. In addition, the development of new technologies and products is increasingly complex and uncertain. This can result in delay in the introduction of new technology and products, and requires close collaboration and continued technological advancement involving multiple hardware and software design teams and outside suppliers of key components. The failure of any one of these elements could cause new products to fail to meet specifications, market requirements or customer demands, or to miss aggressive schedules. As the variety and complexity of our product lines increase, the process of planning production and inventory levels also becomes more difficult.

Short product life cycles place a premium on our ability to manage the transition from current products to new products. Our results could be adversely affected by factors such as development or manufacturing delays, variations in product costs, and delays in customer purchases of existing products in anticipation of the introduction of new products and the rapidly changing landscape of emerging standards. In addition, products in our inventory that are not timely sold may become obsolete, resulting in inventory write-downs.

Further, telecom carriers outside the U.S. increasingly require that VoIP products be designed to meet local homologation requirements to demonstrate interoperability with existing networks of incumbent telecom carriers, each of which may have different specifications. Failure to obtain such homologation certification for our products may result in decreased revenues, significant warranty, support and repair costs, divert the attention of our engineering personnel, and cause significant customer relations problems.

IF VIABLE MARKETS FOR OUR PRODUCTS AND TECHNOLOGY FAIL TO DEVELOP AND GROW, OR OUR PRODUCTS FAIL TO ACHIEVE MARKET ACCEPTANCE EVEN IF MARKETS DO DEVELOP AND GROW, OUR BUSINESS WILL BE ADVERSELY AFFECTED.

The markets for our products are new, are rapidly evolving technologically, and are characterized by competitors that have developed similar products and services. As is typical in the case of an evolving industry, demand and market acceptance for recently introduced technology products and services are subject to a high level of uncertainty. Broad market demand and acceptance of our technology, products and solutions, and interoperability of our products with other VoIP products are critical to our success and ability to generate revenues. Market demand and acceptance of our technology, products and solutions will be highly dependent on functionality, interoperability, reliability, stability and performance as well as on matters beyond our control such as the introduction of competing products or technologies into the market before our new technologies and products and the current weaknesses of the telecommunications industry. There can be no assurance that packet based voice networks will become widespread, that connections between IP networks and the PSTN will become widespread or that our products and solutions will gain market acceptance. The adaptation process of connecting IP networks and PSTNs can be time consuming and costly to both us and our customers and the acceptance of the product or system may depend, to a substantial extent, on the success of the adaptation.

The market for our VoIP products and solutions is depressed and still evolving, it is difficult to predict its future growth rate, if any, and the size of our market. There can be no assurance that the market for our products and services will develop or that our products and solutions will achieve market acceptance. If the market fails to develop, develops more slowly than expected, or if our products and solutions do not achieve market acceptance, our business, financial condition or results of operations will be materially adversely affected. In addition, the market acceptance of new products by our competitors or the emergence of new industry standards could render our products technologically obsolete and could result in the inability to sell our products in the marketplace and result in inventory write-downs of hardware products and components contained in our solutions.

WE MAY NEED TO RAISE ADDITIONAL FUNDS TO SUSTAIN OUR FUTURE OPERATIONS, RESEARCH AND DEVELOPMENT AND SALES INFRASTRUCTURES. ADDITIONAL CAPITAL MAY NOT BE AVAILABLE, OR IF RAISED MAY DILUTE OUR SHAREHOLDERS.

If we do not increase our sales revenues, we may need to reduce expenses and/or raise additional capital or funds in order to cover the cost of our operations, research and development, and sales infrastructures. Such additional funding, whether obtained through public or private debt or equity financing, from strategic alliances or from the Office of the Chief Scientist of the State of Israel (the "Chief Scientist"), may not be available when needed or may not be available on terms acceptable to us, if at all. If additional funds are raised through the issuance of equity securities, the value of our shares may decrease, the percentage ownership of our then current shareholders may be diluted and such equity securities may have rights, preferences or privileges senior or more advantageous to those of the holders of our ordinary shares. The recent downturn in capital markets and the difficulties in raising funds faced by high technology companies that offer innovative technologies but have not yet achieved stable revenue streams is likely to make it difficult or impossible to raise additional capital, which will adversely affect our ability to sustain our current or future operations, research and development and sales infrastructures, and to compete in the VoIP market. See "Item 5B - Liquidity and Capital Resources" below.

THE MARKET PRICE OF OUR ORDINARY SHARES MAY BE VOLATILE AND YOU MAY NOT BE ABLE TO RESELL YOUR SHARES AT OR ABOVE THE PRICE YOU PAID, OR AT ALL.

Sales of VoIP products have fluctuated and have been generally unpredictable, as fluctuation in demand for voice infrastructure products is dependent on the customers establishing and/or expansion of their networks. In addition, generally depressed economic conditions, and conditions relating to the telecommunications industry in particular, pose serious risk factors that may adversely affect our revenues and share price. Delisting procedures may be instituted against us if our share price decreases below the NASDAQ limit, and we may be delisted if our share price falls and remains below the limits prescribed by NASDAQ.

In addition, global stock markets, including the NASDAQ, have been experiencing and may continue to experience significant price and volume decreases which have particularly affected the market prices of the stocks of high technology companies and Israeli companies, including ourselves. Additional factors that could cause the market price of our stock to decrease significantly include the loss of any of our major customers or key personnel, new product developments or enhancements by our competition, sales of our securities by our shareholders, quarterly variations in actual or anticipated operating results, changes in earnings estimates by analysts, market conditions in the industry, analysts reports, announcements by competitors, regulatory actions or other events or factors, including the risk factors described herein and general economic conditions significantly affected and may continue to significantly affect the market price of our ordinary shares. In the past, following decreases or volatility in the market price of a company's securities, securities class action litigation has often been instituted against such a company. Such litigation could result in substantial costs and a diversion of management's attention and resources, which would have a material adverse effect on our business, operating results and financial condition.

WE ARE SUBJECT TO STRONG COMPETITION. GREATER MARKET DEMAND AND ACCEPTANCE OF OUR COMPETITORS' PRODUCTS AND TECHNOLOGY COULD RESULT IN REDUCED REVENUES OR GROSS MARGINS.

The competition in the VoIP communications market is very strong. Our competitors include telecommunications companies, data communication companies and pure voice over IP companies. Almost all of our current and potential competitors have greater name recognition, larger installed customer bases and significantly greater financial, technical and marketing resources than we do, including the means to offer vendor-sponsored financing programs to prospective customers. If we do not offer vendor-sponsored financing, prospective customers may purchase products from competitors that offer this type of financing. If we have to lower our prices below current levels, there can be no assurance that we will be able to successfully launch our new products, compete successfully and effectively against other companies' product offerings, or maintain revenues and gross margins.

Various innovative voice, audio and other communications alternatives, which may compete with our products are often introduced, and may be introduced in the future. Such new communication alternatives may be based on traditional telephone lines, the Internet or cable networks and may be combined with other computing and broadcasting capabilities.

We expect that additional companies will compete in the packet based voice networks market. In the future, we may also develop and introduce other products with new or additional telecommunications capabilities or services. As a result of any such development or introductions, we may compete directly with telephone companies and other telecommunications infrastructure providers. Additional competitors may include companies that currently provide computer software products and services, such as telephone, media, publishing and cable television. The ability of some of our competitors to bundle other enhanced services and other products with VoIP products could give these competitors an advantage over us.

POLITICAL, ECONOMIC AND MILITARY CONDITIONS IN DOMESTIC OR FOREIGN LOCATIONS, INCLUDING ISRAEL, COULD NEGATIVELY IMPACT OUR BUSINESS.

Significant portions of our operations are conducted outside the United States, and our principal offices and research and development facilities are located in the State of Israel. Although virtually all of our sales currently are made to customers outside Israel, we are nonetheless directly influenced by the political, economic and military conditions in Israel and in other countries in which our business are located or in which our products are sold. In particular, our sales and business in India may be adversely affected by the recent hostilities between India and Pakistan. In addition, any major hostilities involving

Israel or the interruption or curtailment of trade between Israel and its present trading partners could have a material adverse effect on our business, financial conditions or results of operations.

The general state of political and economic instability in the Middle East has affected security and economic conditions in Israel. Throughout the years, Israel experienced hostilities with its Arab neighbors, and several Arab countries still restrict business with Israeli companies. Since October 2000 there has been a significant increase in hostility and violence between Israel and the Palestinians. In April 2002, Israel responded to Palestinian terrorist attacks by undertaking military operations in Palestinian territory. It is possible that the situation may deteriorate further and may impact our operations in Israel. There can be no assurance that ongoing or revived hostilities or other events related to Israel will not have a material adverse effect on us or on our business. In addition, we could be adversely affected by restrictive laws or policies directed towards Israel and Israeli businesses.

SOME OF OUR DIRECTORS, OFFICERS AND EMPLOYEES ARE OBLIGATED TO PERFORM MILITARY RESERVE DUTY.

Some of our Israeli directors, and many of our Israeli male officers and employees are currently obligated to perform up to 39 days of annual reserve duty. Additionally, all such persons are subject to being called to active duty at any time under emergency circumstances, and recently some have been called to active duty. We have operated effectively under these requirements since we began operations. No assessment can be made, however, as to the full impact of these requirements on our workforce or business if conditions should change, and we cannot predict the effect on us of any expansion or reduction of these obligations.

UNDETECTED ERRORS OR DEFECTS IN OUR PRODUCTS COULD INCREASE OUR COSTS AND HARM OUR BUSINESS.

Products offered by us may contain undetected errors or defects when first introduced or as new versions are released. The introduction of products with reliability, quality or compatibility problems could result in reduced revenues and orders, un-collectible accounts receivable, delays in collecting accounts receivable and additional costs. There can be no assurance that, despite testing by us or by our customers, errors will not be found in our products after commencement of commercial deployment. Errors of this sort could result in product redevelopment costs and loss of market demand, delay in market acceptance, loss of revenues, loss of market share, loss of potential new customers, and increased warranty and maintenance costs. In addition, there can be no assurance that we will not experience significant product returns in the future. Any such event could have a material adverse effect on our business, financial condition or results of operations.

WE EXTEND CREDIT TO CUSTOMERS FOR PURCHASES OF OUR PRODUCTS AND MAY NOT BE ABLE TO COLLECT ACCOUNTS RECEIVABLE.

Trade receivables as of December 31, 2001 amounted to approximately $5.4 million, net of allowances of approximately $7.2 million (mainly a reserve for doubtful accounts and unrecognized revenues). Trade receivables as of May 31, 2002 amounted to approximately $5.7 million, net of allowances of approximately $7.4 million. A portion of our receivables result from credit extended to customers for purchases of our products. Some of these customers were proven to be credit risks, and others may prove to be credit risks in the future. There can be no assurance that any of our accounts receivable will be completely collected. Any failure in the collection of accounts receivables will adversely affect our cash flow position and will result in decreased revenues.

OUR COSTS OF SALES HAVE INCREASED AND ARE EXPECTED TO CONTINUE INCREASING DUE TO INCREASED COMPETITION, INCREASED WARRANTIES AND THE PROVISIONING OF TURNKEY SOLUTIONS. THIS HAS AND WILL CONTINUE TO NEGATIVELY IMPACT OUR OPERATING MARGINS AND INVENTORY LEVELS.

Our costs of sales have increased due to the higher costs of new products and the lower products prices due to increased competition. In addition, our customers are demanding longer product warranties that decrease our operating margins. Further, an increasing number of our customers and potential customers are demanding end-to-end turnkey solutions consisting of all necessary hardware and software for their VoIP communications solutions. Accordingly, we purchase hardware components, such as servers and circuit boards to integrate into our solutions from a small number of manufacturers which may not always have sufficient quantities of inventory available to timely fill our orders. We also rely on partial outsourcing for the integration and assembly of our turnkey solutions. We do not have long-term contracts with our suppliers and integrators, and they are not obligated to provide us with products or services for any specified period of time. If any of our hardware manufacturers or integrators cease production, cease operations or fail to make timely delivery of orders, we may not be able to meet our delivery obligations to our customers, and may lose revenues and suffer damage to our customer relationships. Moreover, the need to stock up on such components has increased our inventories and costs of sales, and has negatively impacted our gross margins. We expect this trend to continue in 2002 and beyond. Any continuation or intensification of these trends would negatively affect our results of operations and could delay or prevent us from achieving profitability.

WE ARE DEPENDENT UPON THE CONTINUED EMPLOYMENT OF KEY PERSONNEL.

Our future success depends to a significant extent upon the continued active participation of Dr. Elon Ganor, our Chairman of the Board of Directors and CEO. The loss of his services could have a material adverse effect on our business. In addition to Dr. Ganor, the success of our company depends upon the continued services of our senior executive officers. These officers are not bound by employment agreements for any specific term. The loss of the services of any of our officers may adversely affect the development and sales of our products, and the management of our company. Our future is also dependent upon our continuing ability to attract and retain highly qualified personnel, to perform research and development, commercialize products, and perform the sales and marketing functions required to bring these products to the market. Despite weakened global market conditions, there is still some demand and competition for highly qualified technical personnel in Israel. There can be no assurance that we will continue to attract and retain such personnel.

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

In addition, the software market has traditionally experienced widespread unauthorized reproduction of products in violation of manufacturers' intellectual property rights. Such activity is difficult to detect and legal proceedings to enforce the manufacturers' intellectual property rights are often burdensome and involve a high degree of uncertainty and costs. Unauthorized use and reproduction of the registration codes contained in our various software products has occurred from time to time and may continue to occur in the future. There can be no assurance that our software products will not experience unauthorized use or reproduction on a massive scale, which will adversely affect our business, financial condition and results of operations.

LITIGATION AND OTHER DISPUTES REGARDING OUR INTELLECTUAL PROPERTY COULD PROVE COSTLY AND THEREBY ADVERSELY IMPACT OUR FINANCIAL POSITION AND COULD ALSO RESULT IN AN INJUNCTION OR JUDGMENT AGAINST US, WHICH COULD ADVERSELY AFFECT OUR BUSINESS.

Third parties have asserted patent infringement and other claims against us from time to time. A number of these claims were directed at certain basic and fundamental components of our products. There can be no assurance that third parties will not assert such claims against us in the future or that such present and future claims will not be successful. Patents relating to basic technologies in the communications and multimedia areas have been recently allowed and patents may be filed in the future which relate to basic technologies incorporated in our products. We would incur substantial costs and would experience diversion of management resources with respect to the defense of any claims relating to proprietary rights, and this could have a material adverse effect on our business, financial condition and results of operations. Furthermore, parties making such claims could secure a judgment awarding substantial damages, as well as injunctive or other equitable relief which could effectively block our ability to make, use, sell, distribute or otherwise license our products in the United States or abroad. Such a judgment could have a material adverse effect on our business, financial condition and results of operations. Generally, litigation, which could be costly and time consuming, may be necessary to determine the scope and validity of others' proprietary rights or to enforce any patents issued to us, in either case, in judicial or administrative proceedings. In the event a claim relating to proprietary technology or information is asserted against us, we may seek licenses for such intellectual property. There can be no assurance, however, that licenses could be obtained on commercially reasonable terms, if at all, or that the terms of any offered licenses will be acceptable to us. The failure to obtain the necessary licenses or other rights could preclude the sale, manufacture or distribution of our products and, therefore, could have a material adverse effect on our business, financial condition or results of operations. The cost of responding to any such claim may be material, whether or not the assertion of such claim is valid.

IF WE ARE UNABLE TO MAINTAIN OUR RELATIONSHIPS WITH OUR DISTRIBUTORS, OR IF OUR DISTRIBUTORS' BUSINESSES ARE ADVERSELY AFFECTED BY DEVELOPMENTS UNRELATED TO US, OUR SALES COULD BE HARMED.

Our marketing strategy includes sales through distributors and resellers, as well as direct sales by our own sales force. Our marketing efforts would be adversely affected by changes in our relationships with our distributors, value added resellers and agents, or by other changes to their respective businesses. There is no assurance that we will be successful in extending the duration of our various agreements or in establishing similar relationships with other entities if our current agreements are not extended. Although we believe that our relationship with our distributors, value added resellers and agents is generally good, the loss of our distributors or any event negatively affecting their financial condition could have a material adverse effect on our business, financial condition or results of operations

OUR EXPANSION INTO NEW INTERNATIONAL MARKETS EXPOSES US TO THE RISKS INHERENT IN CONDUCTING BUSINESS IN INTERNATIONAL MARKETS.

A substantial portion of our sales are made directly or indirectly into international markets, some of which are in developing countries. A key component of our strategy is to continue to penetrate international markets. There are certain risks inherent in conducting business in international markets, including unexpected changes in regulatory requirements, export restrictions, homologation certifications, tariffs and other trade barriers, difficulties in staffing and managing foreign operations, longer payment cycles, difficulties in collecting accounts receivable, political instability, and seasonal reductions in business activities, all of which adversely impact the success of our international operations. There can be no assurances that one or more of such factors will not have a material adverse effect on our international operations and, consequently, on our business, financial condition or results of operations.

ANY FUTURE MERGERS WITH OR ACQUISITIONS OF COMPANIES OR TECHNOLOGIES AND THE RESULTANT INTEGRATION PROCESS MAY DISTRACT OUR MANAGEMENT AND DISRUPT OUR BUSINESS.

One of our business strategies is to pursue strategic partnerships, alliances, mergers and/or acquisitions of complementary businesses, products and technologies. Pursuit of such strategies requires significant investments in management time and attention.

We have no current understandings, commitments or agreements with respect to any mergers or acquisitions. However, mergers with or acquisitions of companies involve a number of risks including the difficulty of assimilating the operations and personnel of the merged or acquired companies and of maintaining uniform standards, controls and policies. There can be no assurance that technology or rights acquired by us will be incorporated successfully into products we introduce or market, that such products will achieve market acceptance or that we will not encounter other problems in connection with such acquisitions. If we consummate one or more significant acquisitions in which the consideration consists of ordinary shares, shareholders would suffer significant dilution of their interests in us.

OUR PRINCIPAL SHAREHOLDERS, INCLUDING OUR EXECUTIVE OFFICERS AND DIRECTORS, ARE ABLE TO INFLUENCE MATTERS REQUIRING SHAREHOLDER APPROVAL.

As of May 31, 2002 our principal shareholders, including our directors and certain executive officers, beneficially owned more than 30% of the outstanding ordinary shares of our company. As a result, such shareholders together have the ability to significantly influence the election of our directors and most corporate actions.

OUR UNITED STATES INVESTORS COULD SUFFER ADVERSE TAX CONSEQUENCES IF WE ARE CHARACTERIZED AS A PASSIVE FOREIGN INVESTMENT COMPANY.

Depending on various factors described in Item 10E, we could be characterized, for United States income tax purposes, as a passive foreign investment company ("PFIC"). Such characterization could result in adverse United States tax consequences to U.S. Holders (as defined in Item 10E) which may be eliminated or ameliorated by a QEF Election (as defined in Item 10E) that is in effect for any year in which we are a PFIC. Each U.S. Holder will be responsible for making this QEF Election on such holder's tax return. Failure to make a QEF Election may cause, among other things, any gain recognized on the sale or disposition of our ordinary shares to be treated as ordinary income for U.S. Holders. U.S. Holders should consult their United States tax advisors with respect to the United States tax consequences of investing in our ordinary shares, and the benefits of a QEF Election, as applied to their circumstances. Although we do not believe that we have been a PFIC for any tax year through and including 2001, we may be deemed to be a PFIC by the tax authorities for tax year 2001 as a result of our substantial holdings of cash, cash equivalents and securities combined with a decline in our share price and we may be deemed to be a PFIC in future years. For further discussion of the consequences of our possible PFIC status, please refer to Item 10E.

THE TAX AND OTHER BENEFITS AVAILABLE TO US FROM ISRAELI GOVERNMENT PROGRAMS MAY BE DISCONTINUED OR REDUCED AT ANY TIME, WHICH WOULD LIKELY INCREASE OUR TAXES IN THE LONG TERM AND OUR NET RESEARCH AND DEVELOPMENT EXPENSES.

We benefit from certain tax and other benefits, particularly as a result of the "Approved

Enterprise" status of certain existing facilities and approved programs from the Government of Israel. In addition we benefit from participation by the Chief Scientist in research and development projects. To be eligible for these participations and tax benefits, we must continue to meet certain conditions, including, with respect to the tax benefits, making certain specified investments in fixed assets. If we fail to meet such conditions in the future, we could be required to refund tax benefits already received. There can be no assurance that such participations and tax benefits will be continued at their current levels or otherwise. The termination or reduction of certain tax benefits (particularly benefits available to us as a result of the "Approved Enterprise" status of certain of our existing facilities and approved programs) could have a material adverse effect on our business, financial condition or results of operations. The termination or reduction of the participation of the Chief Scientist in research and development projects could increase our net research and development expenses or limit or terminate certain research and development projects.

WE MAY BE ADVERSELY AFFECTED IF THE RATE OF INFLATION IN ISRAEL EXCEEDS THE RATE OF DEVALUATION OF THE NEW ISRAELI SHEKEL (NIS) AGAINST THE DOLLAR.

A significant portion of our sales are made outside of Israel in dollars and we incur a significant portions of our expenses in NIS. The cost of our operations in Israel, as expressed in dollars, is influenced by the extent to which any increase in the rate of inflation is not offset by the devaluation of the NIS in relation to the dollar. During the calendar years 1999, 2000 and 2001 the annual rate of inflation was 1.3%, 0% and 1.4%, respectively, while the NIS was devalued against the dollar by approximately -0.2%, -2.7% and 9.3%, respectively. The rate of inflation for 2002 as of May 31, 2002 is was 4.9%, and the NIS depreciated during 2002, until May 31, 2002, by approximately 1.3%. Although to date we have not purchased forward currency options to decrease our exchange rate risk, we may do so in the future, to the extent we deem it advisable.

SERVICE AND ENFORCEMENT OF LEGAL PROCESS ON US AND OUR DIRECTORS AND OFFICERS MAY BE DIFFICULT TO OBTAIN.

Service of process upon our non-U.S. directors and officers may be difficult to obtain within the United States. Furthermore, any judgment obtained in the United States against us or these individuals or entities may not be collectible within the United States.

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

U.S. FEDERAL COMMUNICATIONS REGULATIONS

To date, the Federal Communications Commission ("FCC") has not subjected IP telephony providers nor VOIP solutions providers to the FCC regulations that apply to long distance telecommunications carriers. At this time it is uncertain whether or to what extent the FCC will impose access charges, universal service contributions, and other common carrier regulations on IP telephony providers or to VOIP solutions providers. There can be no assurance that future FCC action will not have an impact on us, directly or indirectly.


ITEM 4.     INFORMATION ON THE COMPANY

4A.   HISTORY AND DEVELOPMENT OF VOCALTEC COMMUNICATIONS LTD.

Our corporate name is VocalTec Communications Ltd. for both legal and commercial purposes. We were incorporated as a company under the laws of the State of Israel in 1989 and are subject to the Israeli Companies Law - 1999 ("Companies Law"). Our principal executive offices are located at 2 Maskit Street, Herzliya Pituach, 46733, Israel, and the telephone number at that location is +972-9-970-9700. Our website is located at http://www.vocaltec.com. Our wholly owned U.S. subsidiary, VocalTec Communications Inc., is located at One Executive Drive, Suite 320, Fort Lee, NJ, USA 07024-3393.

Our capital expenditures for fiscal years 2001, 2000 and 1999 amounted to $1.8 million, $6.7 million and $3.2 million, respectively. These expenditures were primarily for computer equipment in our Israel and worldwide offices.

In June 2001, we made a strategic decision to cease operations of our wholly owned subsidiary, TrulyGlobal Inc., after being unsuccessful in obtaining external financing, and we decided to merge TrulyGlobal's remaining operations with our U.S. wholly owned subsidiary, VocalTec Communications Inc. As a result, we are using most of the computer equipment of TrulyGlobal in our research and development operations. Such equipment has a net asset value of $1.6 million, and we anticipate a reduction in our capital expenditure requirements resulting from our use of this equipment.

Capital expenditures for another line of business, Surf&Call, in 2001 were $130,000 or 7% of total capital expenditures, and $1.33 million or 20% of total capital expenditures in 2000. In May 2002, we finalized the carve-out of our Surf&Call operations into a separate corporate entity in which we hold a minority interest, and we will not incur any capital expenditures for Surf&Call after such date.

During the second quarter of 2001, we decided to implement a number of organizational changes due to substantial reduction in market demand, based on an ongoing review of our operations. This initiative consisted of a number of organizational changes, including a reduction in worldwide headcount of 140 employees, or approximately 40% of our workforce, and reduction in the office facilities used for our activities.

As of May 31, 2002, capital expenditures currently in progress consist of approximately $0.43 million to be used in 2002 for research and development activities.

4B.   BUSINESS OVERVIEW

We are a leading supplier of packet-based voice solutions for next generation telecommunication networks suitable for the telecom and enterprise markets. Our solutions incorporate carrier-class switching equipment and software that allow voice to be delivered over packet-based networks, including the Internet. Our solutions enable telecom carriers and service providers to reduce both capital and operating expenses by utilizing a more efficient network infrastructure to establish and operate voice networks. In addition, our solutions provide a platform for telecom carriers and service providers to increase their revenues through the delivery of new and innovative web-based voice and data services (such as voice virtual private networks) helping them to retain and expand their customer base.

Our solutions are suitable for the telecom and enterprise markets and can be rapidly deployed and easily expanded to accommodate growth in traffic volume. Our products interoperate with many existing networks, both traditional and VoIP, enabling best-of-breed solutions and allowing customers to preserve their investment in their current networks. We believe that our solutions offer a level of reliability and voice quality equivalent to that of the publicly switched telephone network ("PSTN").

Our customers include traditional local, international and wholesale long distance telecommunication companies, competitive local exchange carriers ("CLECs"), alternative carriers, telephony wholesalers, Internet telephony service providers ("ITSPs") and clearinghouses. We sell our products through a direct sales force, as well as through resellers and distributors.

See Item 5 - Operating Review and Financial Prospects - for segmented financial information.

INDUSTRY BACKGROUND

Historically, voice and data have been transmitted over separate networks using different technologies. Traditional voice carriers have typically built telephone networks based on circuit switching. Circuit switching establishes and maintains a dedicated path until a call is terminated. While a circuit-switched system reliably transmits voice communications, circuit switching does not efficiently use transmission capacity. Once a circuit is dedicated, it is unavailable to transmit any other information, even when the particular users of that circuit are not speaking or otherwise transmitting information.

Packet switching, the technology used in data networks, is increasingly replacing circuit switching. Packet-switching technologies, such as IP (Internet Protocol), divide signals into packets that are simultaneously routed over different channels to a final destination where they are reassembled in the original order in which they were transmitted. Packet switching provides for more efficient use of the capacity in the network because the network does not establish dedicated circuits, which waste unused capacity. As a result, substantially greater traffic can be transmitted over a packet-switched network than over a circuit-switched network. Driven by the Internet, the volume of data traffic has already exceeded voice traffic, and is growing at a much faster rate.

By combining their voice and data networks, carriers can realize significant savings in equipment purchases and network operating costs. In addition, this convergence allows carriers to bundle voice services together with web-based and other data services to create attractive high margin revenue-generating service offerings.

GLOBAL FORCES DRIVING THE GROWTH OF IP COMMUNICATIONS

Deregulation of the communications industry is breaking down the barriers that restricted service providers to specific geographies, services and rates. This has encouraged new entrants to the telecommunications market and existing carriers to expand into new markets, usually internationally. Intense competition between carriers continues to drive down service prices and erode profit margins. In addition, many service providers are facing intense competition and financial difficulties. Carriers are therefore looking for differentiated service offerings to reduce their costs, establish new revenue sources and retain and expand their customer base.

The expansion of the Internet has driven the growth of data traffic, the volume of which now exceeds the volume of voice calls. To accommodate this growth, carriers have made major investments in packet-based networks. These networks are more flexible and efficient than traditional circuit switched networks, with reduced operating and equipment costs. The architecture of packet-based networks can also be leveraged to support voice services, enabling carriers to avoid the costs involved in maintaining their traditional circuit switched networks in parallel to their packet networks.

REQUIREMENTS FOR THE NEW VOICE INFRASTRUCTURE SOLUTIONS

For voice traffic to run over packet networks, voice infrastructure solutions must satisfy a number of requirements:

- Carrier class equipment that complies with telecom carriers' quality standards.

- Scalable solutions that support incremental growth from entry level deployments to massive global networks

- Solutions compatible with the existing infrastructure, supporting the full range of traditional telephone signaling variants (SS7).

-     Multi-protocol solutions, supporting SIP, MGCP, Megaco and H.323.

- Proven interoperability with VOIP equipment of other vendors for best of breed solutions

- Distributed architecture for easy management and enhanced network efficiency

-     Simple and rapid installation, deployment and support

THE VOCALTEC SOLUTION

We develop, market and sell a wide variety of carrier-grade, solutions based on our award-winning softswitch architecture and VoIP products. Our solutions offer high reliability, improved economics, interoperability, rapid deployment and an open architecture and allow our customers to offer revenue-generating services.

We believe that our particular advantages are:

- Strong SS7 capabilities, supporting over 50 national variants of this telephony signaling protocol.

-     Modular solutions for all sizes of networks.

-     Extensive next generation network experience.

- Significant installed base with commercially deployed solutions in over 100 countries.

-     Interoperability with many revenue-generating VoIP ports worldwide.

- Multiple relationships with various solutions providers for the telecom markets.

Our solutions provide two types of offerings - network services, for basic international and long distance telephony services and global hosted services (or global managed services), for enhanced services.

NETWORK SERVICES

International Long Distance Services - This solution combines Class 4 tandem switch features with enhanced VoIP-enabled services. It combines connectivity to PSTN networks and VoIP networks with a wide variety of sophisticated routing algorithms required to manage complex international routes and networks operated by different carriers and required to support global hosted services, such as Voice VPN (Virtual Private Network). It provides interoperability to ensure global service reach and comprehensive security features necessary to protect carriers' managed networks.

National Long Distance Services - Optimized for the national long distance market, this solution provides carrier-class reliability, end-to-end security, scalability and high performance used to control large-scale, high-density trunking gateways. It allows for PSTN quality voice services with full SS7 tunneling capabilities. Leveraging the inherent benefits of IP networks, this solution reduces feature upgrade and service creation costs, lowers carriers' maintenance and transport costs for long distance services, and enables a more efficient network topology.

Exchange Carrier Services - This solution provides a cost-effective, scalable platform for VoIP carriers seeking to offer minute-based exchange services to affiliate service providers worldwide. This solution increases the minutes passing through the network by offering global call coverage to affiliate service providers. Carriers can utilize this solution to offer wholesale VoIP services, such as purchasing and reselling of minutes, or connecting affiliates to a united global carrier. This widely deployed solution is used by ITXC, one of the world's largest international VoIP networks.

Trunk Replacement - This is a cost-effective VoIP solution for point-to-point voice trunking. Our trunk replacement solution utilizes IP-based networks, rather than the PSTN, to pass voice traffic between two Class 4 tandem switches. This solution allows carriers to operate and manage one convergent network for data and voice, while ensuring maximum bandwidth utilization through standards-based voice compression.

GLOBAL HOSTED SERVICES

Voice VPN - This solution enables carriers to provide their enterprise customers with private voice services that utilize shared IP networks and integrate seamlessly with the customer's existing corporate dialing plans. Comprehensive security features control access to corporate network resources. For independent voice service providers, our Voice VPN solution results in substantial cost savings over PSTN-based voice VPNs. Data service providers can leverage this solution to add voice VPN services to their current IP-based VPN data services.


Calling Card - A cost-effective, pre-paid/post-paid, centrally managed Calling Card solution for VoIP calling over public or private networks. Service providers can bypass circuit-switched networks, gain customers from countries where they have no presence, enjoy low-cost termination rates and expand their service destinations via VocalTec-certified partners. Advanced features include real-time billing and a flexible interactive voice response supporting multiple languages, currencies and call flows.

VOCALTEC PRODUCTS

The solutions described above are based on a wide range of flexible and scalable VocalTec products that meet the technical and interoperability requirements of the world's leading communication companies.


VOCALTEC SOFTSWITCH ARCHITECTURE 3000

VSM3100(TM) Service Integration Module - This carrier-grade, scaleable module provides centralized VoIP service aggregation and integration over packet networks. The SM3100 performs call control, routing, addressing, security and accounting for multiple, distributed gateways.

VSM3200(TM) MGC Module - Performs call control and signaling routing for PSTN and SS7 voice traffic. The VSM3200 frees the media gateway to serve as a pure voice transport device. By working opposite multiple media gateways simultaneously, the VSM3200 maximizes a network's performance, cost-effectiveness and scalability.

VSM3300(TM) SIP Module - This module integrates SIP endpoints and applications into today's H.323-based VoIP networks. The VSM3300 provides seamless, standards-based interoperability between media gateways, H.323 gateways and SIP networks. The

VSM3300 mediates between SIP endpoints and VocalTec's advanced VSM3100 Service Integration Module.

VNM3900(TM) Network Manager - This centralized tool allows network administrators to manage and monitor the VSA 3000 modules (VSM3100, VSM3200, VSM3300), VocalTec gateways, and third party H.323 gateways. The VNM3900 combines remote configuration and extensive provisioning capabilities with a web-based interface.

VNM3910(TM) Customer Network Manager - This web application enables hosted Voice VPN customers to perform administration and subscriber provisioning activities for multi-level VPNs. The VNM3910 allows customers to configure closed user groups, subscriber features and assignment, and other attributes. Self management via the web maximizes customers' accessibility, while reducing the service provider's management costs.

VNM3920(TM) Traffic Manager - Based on near-real time monitoring and analysis of enriched call detail record (CDR) information, VNM3920 proactively identifies potential problems before they affect service levels. Statistical reports and graphs facilitate traffic analysis for optimized network planning and marketing decisions. VNM3920 reduces operational costs by ensuring maximum utilization of network equipment.

VNM3930(TM) Billing Mediator - The VNM3930 collects and stores CDRs in a central repository. This module formats and exports CDR files to billing and other systems, and provides analytical tools for field-level investigations of individual CDRs. VNM3930 increases revenues by consolidating CDRs in a single database and preventing the loss of billable CDRs.


VOCALTEC SOFTSWITCH ARCHITECTURE 1000

VocalTec Gatekeeper 1000 - Serving as the intelligent hub of the IP telephony network, VGK 1000 provides a carrier-grade platform for centralized call control, routing, addressing, security and accounting functions. VGK 1000 enables service providers to set up a robust and secure Internet telephony service, suitable for large-scale public and corporate networks.

VNM100 Network Manager - This operations, administration, management and provisioning tool offers centralized remote management of VOIP services and network elements. VNM100 is fully interoperable with third party H.323 Gateways, supporting up to 300 real-time monitored H.323 devices and over 1000 network elements.


VOCALTEC GATEWAYS

Telephony gateways are the network elements that directly convert traditional PSTN telephone traffic to VOIP data at the originating end of a VOIP phone call or fax, and re-convert VOIP data into traditional PSTN telephone traffic at the terminating end of the VOIP phone call or fax. VocalTec offers a diverse range of low, medium and high density H.323 gateways, enabling carriers to select equipment that is best suited for a particular installation. Our gateways include a flexible, customizable front-end Interactive Voice Response (IVR) to support advanced subscriber services, such as calling card. In addition, support for multiple telephony interface types and signaling protocols (e.g., SS7, PRI, E&M, analog) facilitates global deployments. VocalTec's Signaling Gateway provides SS7 service switching point (SSP) functionality and supports over 50 national SS7 variants.

CONTRACTS WITH SUPPLIERS

We are dependent on the following suppliers for the manufacture, supply and support of hardware components that are integrated into our solutions:
Audiocodes Ltd. for the supply of small capacity VoIP DSP processor boards, ECI Telecom Ltd. for the supply of large capacity VoIP DSP processor boards, and Intel for the supply of signaling boards and components.

MARKETING, SALES, AND DISTRIBUTION

We market and distribute our products both directly and via multiple distribution channels. We have designed our distribution strategy to address the diverse markets we target, including telecommunications service providers, ITSPs, CLECs and clearinghouses. Our marketing strategy includes direct sales to telecommunication service providers, strategic partnerships, value added resellers and integration arrangements with vendors of complementary hardware and software products and services. Commencing in 1998, we expanded our distribution network in order to accelerate market penetration and to combine our marketing efforts with quality pre-sale and post-sale technical support to our telecommunications service providers and other customers. In 1999 and 2000 we expanded our direct sales channels and currently have a direct global sales organization with sales and support based in Israel, the United States, Japan, Germany, China, Hong Kong, Singapore, Italy, Spain, France and Sweden. See Item 5 - Operating Review and Financial Prospects - for a breakdown of revenues by geographic market.

We typically license and sell our solutions to end users and distributors pursuant to purchase orders, distribution agreements and/or end user agreements, as applicable. The sales cycles for our solutions are long and have recently increased due to the depressed telecommunications markets and generally weak market demand for VoIP solutions. Once purchased by our end user customers, our solutions require installation in our customer's networks. After installation, we offer warranty and maintenance services to support our customers.

INDUSTRY STANDARDS

We recognize that standards are important for interoperability and for providing the means for market growth. Since 1996, we have taken an active role in international standards bodies. Our strong involvement and contribution led our employees to hold official positions in a number of international standard bodies, including: ITU (International Telecommunications Union), ETSI (the European Telecommunications Standards Institute), IMTC (the International Multimedia Teleconferencing Consortium), and IETF (the Internet Engineering Task Force). We continue to participate as members in such consortia.

We actively support all the most important communications standards in our products, including IETF SIP, ITU-T H.323, MGCP, SS7 and many others, and work closely with our tier-1 carrier customers and equipment manufacturers in ensuring standards are correctly and uniformly implemented.

CUSTOMER AND TECHNICAL SUPPORT

We believe that responsive, prompt and efficient customer and technical support is essential to the success of obtaining and retaining customers. We currently maintain a customer and technical support infrastructure in the US, Europe and Asia. We offer support to our customers and back office support to our resellers and distributors. For the telecommunications market, we have entered into several agreements that provide a percentage charge of the cost of the system purchased for technical support. We intend to continue to charge for such technical support in the future. We also train certain distributors, resellers and subcontractors to provide customers with first level technical support.

On a routine basis, our technical support staff provides feedback to our marketing and research and development groups. This enables us to design products featuring ease of use and installation, to maintain compatibility with third party products in order to minimize the requirements for service and support, and to improve product quality.

RESEARCH AND DEVELOPMENT

See Item 5 - Operating Review and Financial Prospects - for a discussion on research and development.

COMPETITION

Our market is intensely competitive and rapidly evolving, and is characterized by evolving standards and new alliances. Our principal competitors include Cisco Systems, Inc., Alcatel, Avaya/Lucent Technologies Inc., Siemens, Nortel Networks Corporation, Nuera Communications, Comworks Technologies, Sonus Networks Inc. and Clarent Corporation.

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


4C.   ORGANIZATIONAL STRUCTURE

We are organized under the laws of the State of Israel. Our directly and indirectly held principal operating wholly-owned subsidiaries and their places of incorporation are:

-     VocalTec Communications Inc. (USA)
-     VocalTec Communications Japan KK, (Japan)
-     VocalTec Communications Deutschland GmbH (Germany)
-     VocalTec Communications Hong Kong Limited (Hong Kong)
-     VocalTec Communications International B.V. (Netherlands)
-     VocalTec Communications Italy S.r.l. (Italy)
-     VocalTec Communications Singapore Pte Ltd. (Singapore)
-     VocalTec Communications France SAS (France)
-     VocalTec Communications Spain S.L. (Spain)
-     VocalTec Communications Sweden AB (Sweden)
-     VocalTec Communications Australia Pty Ltd. (Australia)

 We also have a VocalTec representative office in China.

4D.   PROPERTY, PLANTS AND EQUIPMENT

Our headquarters are located in Herzliya Pituach, Israel and occupy approximately 49,600 square feet pursuant to a lease expiring in July 2002. We possess an option to extend the lease on similar terms. We currently pay total yearly rental and management fees of approximately $0.95 million, which are linked to the Israeli Consumer Price Index. These facilities are used for management, marketing, sales, research and development and production. Of this amount, approximately 38,000 square feet are currently being used by our company. We are subleasing approximately 2,500 square feet to Surf&Call Solutions Ltd., and are attempting to sublease additional unused space in our premises. We are currently re-negotiating renewal of our lease and the return of a portion of our unused space.

We maintain car leases, and our total liability for early termination of the leases is up to an aggregate of approximately $300,000.

The following facilities accommodate our sales and customer support worldwide and are being fully utilized. They are all flexible enough to accommodate expansion of operations.

Our subsidiary in the United States rents approximately 16,500 square feet in Fort Lee, New Jersey under a lease expiring in July 2003. The annual rent for these facilities is approximately $354,000. Approximately 10,000 square feet are being used by our U.S. subsidiary, and we are currently attempting to sublease additional unused footage in these premises and are simultaneously negotiating with our landlord to lease smaller premises.

We lease a Network Operating Center in New York, New York, which rents approximately 150 square feet. The annual rent for these facilities is $180,000. The rental fees are fully paid until October 2002, at which time the lease expires. We do not intend to renew this lease.

Our subsidiary in Japan leases approximately 2,200 square feet in Tokyo under a lease expiring in July 2002 and will be automatically renewed. The annual rent for the facility is approximately $100,000.

Our subsidiary in Germany leases approximately 1,500 square feet in Bonn under a lease expiring in June 2004. The annual rent for the facility is approximately $26,500.

Our representative office in China leases approximately 2,200 square feet in Beijing under a lease expiring in July 2002. The annual rent for the facility is approximately $44,500. We are currently in the process of renewing this lease.

Our subsidiary in Hong Kong leases approximately 1,900 square feet under a lease expiring in June 2002. The annual rent for the facility is approximately $85,000. We are currently negotiating with our landlord to lease smaller premises.

We lease additional office space in Singapore, Italy, Spain, France, Sweden, and Miami.


ITEM 5.     OPERATING AND FINANCIAL REVIEW AND PROSPECTS

This annual report contains historical information and forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 with respect to VocalTec's business, financial condition and results of operations. These statements involve substantial risks and uncertainties. In some cases you can identify these statements by forward-looking words such as "anticipate," "believe," "could," "estimate," "expect," "intend," "may," "should," "will," and "would" or similar words. You should read statements that contain these words carefully because they discuss future expectations, contain projections of future results of operations or of financial position or state other forward-looking information. The important factors listed in the section captioned "Risk Factors," as well as any cautionary language in this report, provide examples of risks, uncertainties and events that may cause our actual results to differ materially from the expectations described in these forward-looking statements. You should be aware that the occurrence of the events described in these risk factors and elsewhere in this report, including in the section captioned "Critical Accounting Policies," could have a material adverse effect on the business, results of operations and financial position of VocalTec.

Any forward-looking statements in this report are not guarantees of future performances, and actual results, developments and business decisions may differ from those envisaged by such forward-looking statements, possibly materially. VocalTec disclaims any duty to update any forward-looking statements, all of which are expressly qualified by the statements in this section.

OVERVIEW

Recent turbulent economic conditions worldwide have affected the telecommunications industry in particular. As a result, spending in the telecom industry has decreased substantially in 2001. Accordingly, sales of VoIP products to telecom service providers have decreased and continue being generally unpredictable, as fluctuation in demand for voice infrastructure products is dependent on the service providers expansion of their networks.

The major product changes during the past three years was the introduction of our award-winning softswitch technology and our gateway 2000 and gateway 480 products. In addition, during 2000 we stopped selling our Internet Phone products, as these sales accounted for a small percentage of our net sales in 1999 and 1998. Our current competition and product lines are described in Item 4B - "Business Overview".

Our Consolidated Financial Statements are prepared in accordance with U.S. GAAP, and are the basis of our discussion and analysis of our financial condition and results of operations. Our reported amounts of assets, liabilities, revenues, expenses, and related disclosure of contingent assets and liabilities are based on certain estimates and judgments made in the preparation of our financial statements, which estimates and judgments are revised periodically as required. Our estimates and assumptions are based on factors such as analysis of prior years' experience, and trends within our company, the telecommunications industry, and general economic conditions. However, actual results may differ from our estimates and assumptions as a result of varying market and economic conditions, and may result in lower revenues and bigger operating losses.

CRITICAL ACCOUNTING POLICIES

The critical accounting policies listed below, in our opinion, materially affect our estimates, assumptions and judgments in compiling our Consolidated Financial Statements.

Revenue Recognition: We recognize revenue when (1) we and a creditworthy customer enter into a legally binding commitment to pay for products or services free of contingencies or significant uncertainties, (2) we deliver the products or fulfill our obligations to provide the services, (3) payment is fixed and determinable, and (4) collection is probable. This policy ensures that we report revenues in accordance with generally accepted accounting principles in the U.S. Factors that could materially adversely affect our revenue recognition include longer payment terms, longer procurement cycles, financial viability of our customer base, the mix of products and services provided, failure to timely provide products and services to customers, and fewer large customers.

Allowance of Doubtful Accounts: We treat our estimated losses for customer failure or inability to make payments as allowances for doubtful accounts. These allowances are calculated based on ongoing assessments of our customer's financial conditions. Should our customer's financial conditions deteriorate, we may be required to increase allowance for doubtful accounts.

Restructuring Charges and Discontinued Operations: We separate the exit costs related to the disposal of discontinued operations as "non-operating costs". We present these costs as "discontinued operations" in our profit and loss statements. We include both past actual expenses and accruals for expected expenses, along with the impairment of the value of fixed assets belonging to these segments after the balance sheet date. Exit costs relating to continuing operations are presented as "restructuring costs" within the operational expenses. These exit costs include severance and notice payments to employees and other contractual obligations.

Conservative Accounting Practices: We believe we are conservative in the application of accounting rules relating to future events in our Consolidated Financial Statements. Predicted future losses or expenses are generally reported immediately in our Consolidated Financial Statements, while predicted incomes are reported upon actual occurrence.

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

NET SALES

Net sales consist of sales of VoIP turnkey solutions, products and related support and maintenance services. We posted net sales in 2001 of $28.4 million, 32% lower than net sales in 2000 in the amount of $42 million. Revenues for 2001 were 7% higher than revenues in 1999, which were in the amount of $26.6 million. The decrease in net sales in 2001 was primarily attributable to weakened market demand, financial difficulties of telecom carriers and service providers, as well as excess PSTN capacity, longer sales cycles and turbulent global economic conditions, all of which affected the telecom industry and resulted in decreased capital expenditures by telecom customers. The increase in net sales in 2000 was primarily attributable to increased capital expenditures by our customer base, our increased sales and marketing efforts, including an increased number of sales offices, a larger, more focused, sales force and a growing acceptance of packet-based telephony.

Sales of our turnkey solutions (consisting of software, hardware and services) to the service provider market comprised the most significant portion of sales in 2001. These sales resulted from increased market demand in previous years for turnkey solutions rather than sales of product units. These turn-key solutions accounted for approximately 75% of our net sales in 2001, compared with 54% in 2000, and 57% in 1999. Other revenues were generated by licenses, projects and support.

During 2000 we stopped selling Internet Phone, as a result of our increased focus on turnkey solutions and carrier markets. Sales of Internet Phone accounted for 5% of our net sales in 1999.

In 2000 and 2001 revenues from consulting for customization services were negligible, down from 35% of our total revenues in 1999. This decrease is attributable to the changed composition of sales due to increased sales of turnkey projects with less customization requirements, and the reduction in demand for customization services by Deutsche Telekom. As our customers have less customization requirements, we expect that future revenues from consulting services will continue to be negligible and that we will sell more turnkey products and projects and less consulting services.

We distribute substantially all of our products through a combination of direct sales to telecommunications service providers, and indirectly via strategic partners, alliances, distributors, dealers and agents. In each of 2000 and 1999, we experienced an increase in net sales through distribution channels serving the carrier or corporate markets. These channels represented a higher percentage of net sales in 2000 compared with 1999 due to our increased focus and marketing efforts in such channels. In 2001 our net sales through distribution channels decreased from 2000, in generally the same proportion as the decrease in overall sales.

The direct sales operations to telecommunications service providers was initiated in 1997, primarily due to a strategic business cooperation agreement with Deutsche Telekom.

Sales to Deutsche Telekom in 2001 decreased to 8% of net sales, compared with 29% of net sales in 2000, and 49% of net sales in 1999. Sales to ITXC Corp. accounted for 25% of revenues during 2001, compared with 15% in 2000. Sales to ECI accounted for 4% of revenues in 2001 compared with 11% in 2000. The increase in percentage of net sales to ITXC is a result of the decrease in sales to Deutsche Telekom in 2001. If for any reason, our relationship with ITXC or Deutsche Telekom is terminated, or if either of these key customers reduce purchases of our products, our business, financial condition and results of operations will be materially adversely affected.

Geographic revenues as a percentage of overall revenues changed as follows:

- Sales in the Americas increased to 33% of total revenues in 2001, compared with 20% in 2000 and 13% in 1999.
- Sales in Europe decreased to 38% of total revenues in 2001, compared with 43% in 2000 and 63% in 1999.
- Sales in Asia Pacific increased slightly to 23% of total revenues in 2001, compared with 19% in 2000 and 21% in 1999.
- Sales in Israel decreased to 4% of total revenues in 2001, compared with 11% in 2000 and 2% in 1999.

The difference in 2001 percentages in geographic revenue distribution from previous years is mainly a result of the decrease in sales to Deutsche Telekom in Europe in 2001.

To date, most of our global sales have been in US dollars and have not been adversely affected by foreign currency fluctuations. If global business conditions require us to sell our solutions in Euros or other local currencies, our sales may be adversely affected by devaluation of local currencies against the US dollar.

COST OF SALES

Cost of sales including an inventory write-off in the amount of $1.4 million was $11.5 million or 41% of net sales in 2001, compared with $13.1 million or 31% of net sales in 2000 and $8.2 million, or 31% of net sales, in 1999. Cost of sales excluding the inventory write-off was $10.1 million, or 35% of net sales. Cost of sales primarily include the cost of hardware that we must purchase to provide as part of our turnkey solutions, third party billing software, reserves for price reductions of products in inventory, cost of operations for rendering maintenance services to customers, royalties payments to third parties, warranty reserves, and other inventory write-offs.

In 1999, 2000 and 2001, cost of sales increased in absolute numbers and as a percentage of sales due to increased sales of turnkey solutions containing both software and hardware components, as opposed to sales of purely software products. We expect that cost of sales may increase in the future due to customers' preference for full turnkey solutions containing both software and hardware products, increasingly competitive prices, customer requirements for longer warranty periods, and increased inventory-related costs.

In 2001, gross margins including an inventory write-off for obsolete stock, was 59%, and excluding the inventory write-off were 65%, 69% and 69% in the years 2001, 2000 and 1999, respectively. The decrease in 2001 was due in large part to price pressure generated by overall market weakness and intense competition. The decrease in gross margins over the past three years is also as a result of the shift to a full software-hardware solution.

We believe that the gross margin on product sales may decrease in future periods due to increased competition which may cause us to reduce prices of certain of our products, increased amounts paid for licensed technology to be incorporated in future products and increased costs associated with providing longer customer warranty periods, as well as higher standard requirements from our customers. In addition, we expect that our gross margins will be affected in future periods by the mix of hardware, software and services sold.

OPERATING EXPENSES

Research and development costs, net. Research and development costs, net were $11 million, or 39% of net sales in 2001, compared with $11.3 million, or 27% of net sales in 2000, and $13.2 million, or 49% of net sales in 1999. Although the actual amount spent on research and development costs decreased, it grew as a percentage of sales due to decreased revenues. Research and development costs, net consist principally of salaries and benefits for software engineers, related facilities costs and activities and expenses associated with computer equipment used in software development. None of our software development costs have been capitalized during any of the reported periods as the amount of software development costs eligible for capitalization at this stage has historically been insignificant.

We believe that continued investment in research and development is necessary to remain competitive in the marketplace and is directly related to the timely developments of new and enhanced products.

Our research and development efforts have been financed from internal resources and through programs sponsored by the Government of Israel through the Chief Scientist, as well as the European Commission through the Fifth Framework Programme.

We participate in a royalty-bearing program sponsored by the Chief Scientist in Israel. Pursuant to the terms of the royalty bearing program of the Chief Scientist, we are required to pay a royalty of between 3% - 3.5% of net sales of products and related services developed in any project partially funded by the Chief Scientist, up to an amount of 100% of the grant obtained. For grants received under programs approved subsequent to January 1, 1999, royalties are payable up to 100% of the grant obtained plus interest at LIBOR. We expect to participate only in royalty bearing programs but we cannot make any assurances that we will be awarded any future grants.

In 2001, total research and development grants from the Chief Scientist were $2.5 million, all of which related to royalty bearing programs. Total cash grants received from the Chief Scientist in 2001 (for years 2000 and 2001) were $2.5 million. As of December 31, 2001 grant receivables were $0.3 million.

In 2001, we paid royalties to the Chief Scientist in an aggregate amount of approximately $1.1 million. We currently have an additional $0.4 million in accrued obligations to pay for royalties previously incurred under royalty bearing programs of the Chief Scientist.

In 2000, total research and development grants from the Chief Scientist were $2.1 million of which $0.2 million were royalty-free and resulted from the MAGNET program (see "Research and Development Consortia" below). Total cash grants received from the Chief Scientist in 2000 were $4.4 million, of which $2.5 million related to royalty bearing programs and $2.0 million related to the MAGNET program. On December 31, 2000, grants receivables were $0.3 million.

In 2000, we paid royalties to the Chief Scientist in an aggregate amount of approximately $0.2 million and had, at year-end, an additional $0.6 million in accrued obligations to pay for royalties previously incurred under royalty bearing programs of the Chief Scientist.

In 1999, total research and development grants from the Chief Scientist were $2.0 million, of which $1.3 million related to royalty bearing programs and $0.8 million resulted from the MAGNET program. Total cash grants received from the Chief Scientist in 1999 were $1.4 million, of which $0.7 million related to royalty bearing programs and $0.6 million resulted from the MAGNET program. On December 31, 1999, grant receivables were $1.2 million.

In 1999, we paid royalties to the Chief Scientist in an aggregate amount of approximately $44,000, with an additional $0.2 million in accrued obligations to pay for royalties previously incurred under royalty bearing programs of the Chief Scientist.

In January 2000 we joined the Fifth Framework Programme of the European Commission. Under this program we were allocated 720,000 Euros for the two and a half year duration of the project, all of which forms part of a non royalty-bearing program. In 2001, total research and development grants from the Fifth Framework Programme were 188,000 Euros. Total cash received in 2001 from this program were 63,000 Euros. In 2000, total research and development grants from the Fifth Framework Programme were 340,000 Euros. Total cash received in 2000 from this program were 250,000 Euros.

Research and Development Consortia

In addition to the above royalty-bearing grants from the Chief Scientist, we have received grants from the Chief Scientist in connection with a generic research consortium which is comprised of several high technology companies in Israel, under the MAGNET program. The consortium is known as the Multimedia OnLine Services Technologies Consortium, (the "MOST Consortium"), and is devoted to generic technology research for on-line broadband multimedia services. In general, any member of the MOST Consortium who develops technology within the framework of the MOST Consortium retains the intellectual property rights to the technology developed and all members of the MOST Consortium have the right to utilize and implement any such technology without having to pay royalties to the developing MOST Consortium member. The Chief Scientist contributes 66% of the approved budget for the MOST Consortium and the members of the MOST Consortium contribute the remaining 34%. No royalties are payable to the Government of Israel with respect to this funding. Expenses in excess of the approved budget are borne by the MOST Consortium members. The MAGNET program ended in 2000.

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

Marketing and selling expenses, net.

Marketing and selling expenses, net were $24.7 million, or 87% of net sales, in 2001 compared with $26.4 million, or 63% of net sales in 2000 and $27.2 million, or 102% of net sales, in 1999. Marketing and selling expenses include salaries and benefits, sales commissions, travel expenses and related facilities costs for our sales, marketing, customer support and distribution personnel as well as royalties to third parties. Marketing and selling expenses also include the costs of programs aimed at increasing revenue, such as advertising, trade shows and other market development programs.

The decrease in marketing and selling expenses in absolute terms in 2001 was the result of the reduction in sales and marketing staff. Despite the decrease in absolute terms, there was an increase as a percentage of sales. This is due to the relative levels of expenses and revenues, as marketing and sales expenses could not be reduced in the same proportion our revenues decreased, without harming future revenue opportunities.

The decrease from 1999 in marketing and selling expenses in absolute terms in 2000 was the result of the separation of sales and marketing expenses of TrulyGlobal, now presented in our financial statements in the discontinued operations line. This amount was offset partially by the establishment and expansion of the marketing, sales and customer support operations relating to the carrier and service providers markets in our offices in Singapore, Australia, Italy, France, and Hong Kong. A large number of sales and support personnel were redeployed worldwide, in order to be based in the territories that they serve.

In 1999, the relatively high levels of marketing and selling expenses was a result of the establishment of sales and marketing activities in Germany and China, expansion of the marketing, sales and customer support operations relating to the carrier and service providers markets of our U.S. subsidiary, VocalTec Communications Inc., as well as increased bad debts expenses.

General and administrative expenses.

General and administrative expenses consist principally of salaries and benefits, outside legal, accounting and consultant fees, travel expenses, and related facility costs for management, finance, logistics/production, human resources, legal, information services, and administrative personnel. General and administrative expenses also include expenses associated with computer equipment and software used in the administration operations. General and administrative expenses were $7.2 million or 25% of net sales in 2001, compared with $7.8 million, or 19% of net sales in 2000 and $6.6 million, or 25% of net sales, in 1999. If we find it necessary to add any systems, processes and people necessary to support overall increases in the scope of our operations, general and administrative expenses will increase in absolute terms.

Restructuring costs.

During the second quarter of 2001, we decided to implement a number of organizational changes due to substantial reduction in market demand, based on an ongoing review of our operations. This initiative consisted of a number of organizational changes, including a reduction in worldwide headcount of 140 employees, or approximately 40% of our workforce and reduction in the office facilities used for our activities. As most of the affected employees were entitled to a notice period, severance payments and other benefits, we recorded $1.6 million for these items. Payments for vacant office space for the remainder of the lease periods were estimated at $0.4 million while another $0.1 million was paid for other expenses, such as coverage of obligations. The total cost associated with these charges was $2.1 million, paid mostly in cash. Of this amount, we paid a total of $1.9 million as of December 31, 2001, and a total of $2.0 million as of May 31, 2002. We expect that these restructuring costs along with discontinued operations will result in lower operating expenses during 2002.

In May 1999, we made a decision to intensify our strategic market focus. This initiative consisted of a number of organizational changes, including a reduction in worldwide headcount of approximately 40 people and the liquidation of VocalTec Communications UK Ltd., our U.K. subsidiary, which had focused on research and development and product management for collaboration software products for corporate intranets. Total costs associated with those changes were $0.8 million.

OTHER INCOME (EXPENSE), NET

Net gain on sale of ITXC shares. In 2001, we sold 180,000 shares of ITXC Corp, and realized net proceeds of approximately $1.05 million after taxes. During 2002, as of May 31, 2002, we sold 220,000 shares of ITXC, and realized net proceeds of approximately $1.3 million. In 2000, we sold 779,743 shares of ITXC Corp. in the net amount of approximately $61.2 million and recorded a net gain of approximately $60.7 million, and other expenses of approximately $3 million. We intend to gradually reduce our holdings in ITXC by selling a portion of our shares each quarter subject to restrictions imposed, if any, under Rule 144 of the Securities Act of 1933.

FINANCING  INCOME, NET

Financing income, net was $1.9 million, or 7% of net sales in 2001, compared with $3.2 million, or 8% in 2000, and $0.9 million, or 3% in 1999. The decrease in finance income in 2001 was as a result of lower cash balances and lower interest rates on deposits. The increase in finance income in 2000 compared to 1999 was primarily due to the interest income earned on cash and short-term investments resulting from the net proceeds of the sale of ITXC shares. See "Item 5B - Liquidity and Capital Resources" below.

TAX REFUNDS AND TAX BENEFITS

Tax benefits in the U.S. in 2001 amounted to $0.6 million, and we paid income tax of $0.3 million for our various subsidiaries, leaving us with a net tax benefit of $0.3 million in 2001. Capital gains taxes in 2000 were $9 million, and income (before income taxes) was $44.3 million. These taxes were for the gain on sale of ITXC shares, after deduction of net operating loss carryforwards for tax purposes. Our effective corporate tax rate in 2000 was 20.4% resulting from the one-time capital gains from our sale of ITXC shares. Due to reported losses, our effective tax rate was 0% in 1999 and 2001.

In the beginning of 2002, we received an IRS income tax refund in the amount of $4.4 million, for 2000 and 2001. These refunds relate to taxes paid on capital gains for year 2000 offset by losses incurred in years 2000 and 2001 which were carried-back. If our losses in the United States continue during 2002, we may be entitled to a tax refund for 2002.

We currently have two Approved Enterprise programs under the Law for the Encouragement of Capital Investments, 1959. Such programs are eligible for certain tax benefits for the first several years in which they generate taxable income. Income derived from an Approved Enterprise is subject to reduced corporate tax rate until the earlier of (i) seven to ten consecutive years, commencing the year in which the specific Approved Enterprise first generates taxable income, (ii) twelve years from commencement of production or (iii) fourteen years from the date of approval of the Approved Enterprise status. Some of our production and development facilities have been granted Approved Enterprise status. To date, neither of our Approved Enterprise programs has generated any taxable income.

As of December 31, 2001, we had net operating loss carryforwards in Israel of approximately $54 million for tax purposes, and net operating loss carry forwards in the U.S. of approximately $5.8 million. These net operating loss may be carried forward and offset against future taxable income under applicable tax laws. Tax benefits which apply to us under Israeli law do not apply to any income generated by any of our other subsidiaries.

TRULYGLOBAL OPERATIONS

In June 2001 we made a strategic decision to cease operations of our wholly owned subsidiary, TrulyGlobal Inc., after being unsuccessful in obtaining external financing, and we decided to merge TrulyGlobal's operations with VocalTec Communications, Inc. As a result, the remaining operations, employees and customer base of TrulyGlobal were integrated into VocalTec's operations. Expenses incurred by TrulyGlobal until June 30, 2001 were $4.4 million. The loss on the disposal of segment of $2.4 million included the disposal of fixed assets, the fulfillment of contractual obligations, severance payments and notice payments for those TrulyGlobal employees that were not retained by VocalTec. The merger was formally completed in November 2001, and our profit and loss figures for 2000 reflect this transaction according to US GAAP.

NET INCOME (LOSS)

Net loss in 2001 was $31.8 million or 112% of net sales, or $2.62 per share. This includes a charge for restructuring costs of $2.1 million, or $0.17 per share, a charge for discontinued operations of $6.8 million or $0.56 per share, a gain from our sale of ITXC shares of $0.94 million or $0.08 per share, a tax benefit of $0.29 million or $0.02 per share, and a charge due to an inventory write-off of $1.4 million or $0.12 per share.

Net income from continuing operations in 2000 was $35.3 million or 84% of net sales, or $2.92 per share. Net income in 2000 was $28.84 million or 69% of net sales, or $2.39 per share. This includes income from our sale of ITXC shares of $61 million or $5.03 per share. The net loss excluding the income from the sale of shares, less taxes and other expenses was $13.4 million, or $1.11 per share or 32% of net sales.

Net loss in 1999 was $28.39 million, or 107% of net sales, or $2.47 per share. This includes a charge for restructuring costs of $0.83 million, or $0.07 per share. The net loss excluding the restructuring charge was $27.56 million, or $2.40 per share, or 104% of net sales. The net losses in 2001 were primarily attributable to the weakness in sales due to decreased capital expenditures by telecommunications carriers. In 2000 (excluding the income from the sale of shares) and 1999 the net losses were primarily due to accelerated sales, marketing and research and development activities.

Our net revenues for the first quarter of 2002 were $3.3 million, and our net loss was $3.85 million, after tax refund benefits in the amount of $3.79 million as detailed in the Tax Refunds and Tax Benefits section above, and $0.33 million capital gain. This decrease in revenues in the first quarter from previous quarters resulted from the delayed processing of orders by the T-Systems division of the Deutsche Telekom Group, which orders arrived after the end of the first quarter. We anticipate our net loss to continue throughout in 2002.

SEGMENT REPORTING

In the second quarter of 2000 we began operating three business units: our core unit VocalTec, TrulyGlobal, and Surf&Call. In 2001, our core business unit, VocalTec, posted net sales of $27 million with an operating loss of $23.6 million.

In 2001, the Surf&Call business unit (Surf&Call Network Services) posted net sales of $1.4 million and an operating loss of $4.6 million. In May 2002, we finalized the carve-out of our Surf&Call operations into a separate corporate entity, Surf&Call Solutions Ltd., in which we hold a minority interest with the remaining equity being held by a group of previous employees of the Surf&Call unit. Under the terms and conditions of the carve-out, VocalTec contributed to the new company certain technology used by the Surf&Call unit. Further, VocalTec transferred to the new company existing equipment of the Surf&Call unit valued at $0.76 million in exchange for a long term note in such amount. VocalTec also provided a credit to purchase software products valued at up to $1.0 million. VocalTec made available to the new company a convertible loan in the amount of $0.55 million, and VocalTec agreed to provide certain services to the new company in consideration for agreed-upon fees. In addition, we also transferred approximately fifteen employees to the newly-formed company. We received a minority interest and warrants in the newly-formed company, and may be entitled in the future to royalties on sales made by the new company. In addition, VocalTec assigned to the new company all of its rights and obligations relating to the Surf&Call products under certain existing VocalTec customer contracts. VocalTec and the new company will serve as resellers of each other's products on favorable terms and conditions. The 2001 profit and loss statements does not yet reflect the carve-out. As of 2002, Surf&Call will be presented as discontinued operations, including the $0.55 million convertible loan write-off and the write-off in the amount of $0.76 million for the transferred equipment. The Surf&Call carve-out will affect various items in the Profit and Loss Statement for 2001, although the net loss for 2001 will remain unchanged.

In June 2001, the third business unit, TrulyGlobal Inc. ceased operations after being unsuccessful in obtaining external financing, and the remaining operations and personnel were subsequently merged into VocalTec Communications, Inc. TrulyGlobal's operating results appear in the financial statements as discontinued operations, in accordance with U.S. GAAP. In addition, this affected various items in the Profit and Loss Statement for 2000.

Our financial statements are reported in dollars and the vast majority of our sales are made in dollars. Most of our expenses are in New Israeli Shekels (NIS) and dollars. The cost of our operations in Israel, as expressed in dollars, is influenced by the extent to which any increase/decrease in the rate of inflation in Israel is not offset by the appreciation/depreciation of the NIS in relation to the dollar. In 2001, the rate of inflation in Israel was 1.4%. The rate of depreciation of the NIS in relation to the dollar was 9.3%. The depreciation of the NIS in relation to the dollar led to a lower dollar cost of operations in Israel.

LIQUIDITY AND CAPITAL RESOURCES

We believe that our revenues, cash, cash equivalents, and our shares in ITXC provide us with the ability to timely generate adequate amounts of cash to meet our ongoing cash requirements. During the past three years, we covered our cash flow requirements using operating revenues, proceeds of the sale of a portion of our holdings of ITXC shares, grants from the Chief Scientist and other cash reserves.

On December 31, 2001, we had approximately $18.4 million in cash, cash equivalents and short-term deposits, comprised of $9.9 million in cash and cash equivalents and $8.5 million in short-term investments, compared to a total of $49.2 million, comprised of

$17.5 million in cash and cash equivalents and $31.7 million in short-term investments (deposits for periods of longer than three months and shorter than one year) in 2000. Some of our short-term investments consist of commercial papers currently rated A2/P2. VocalTec generally holds commercial papers until maturity. In addition, some of our cash is invested in time deposits, under which penalties are imposed if withdrawn before maturity.

As of December 31, 2001, we had working capital of approximately $17.1 million compared with working capital of $42.7 million on December 31, 2000. The decrease in working capital during 2001 resulted primarily from our company's operating loss, and various one-time charges. The decrease in cash and cash investments was a direct result of our usage of cash to cover our operating loss for the year, as net sales in 2001 decreased and were insufficient to cover operating expenses.

Net cash used in operating activities was $30.33 million, $19.58 million and $20.63 million for the years ending December 31, 2001, 2000 and 1999, respectively. The principal use of cash in each of these years was to fund our losses from operations. Amounts paid as income tax payments were $0.05 million in 2001 and $6.38 million in 2000.

Net cash provided by investment activities was $22.72 million, $22.77 million and $25.56 million for the years ending December 31, 2001, 2000 and 1999, respectively. Net cash provide by investment activities generally consists of short-term investments which matured during the relevant year. In 2000, net cash provided by investments included proceeds from the sale of ITXC shares. In 2001 and in 1999, net cash from short-term investments amounted to $23.18 million and $29.64 million, respectively. In 2000, cash deposited as short-term investments was $29.94 million. Proceeds from the sale of ITXC shares were $1.0 million in 2001 and $61.2 million in year 2000. In years 2001, 2000 and 1999 our investments in the shares of other companies amounted to $0.7 million, $0.8 million, and $1.0 million, respectively, while cash used for purchase of equipment was $1.8, million, $6.7 million, and $3.2 million, respectively.

In 2000, cash flows used for financing activities amounted to $17.6 million. In 1999, net cash derived from financing activities was $22.0 million. An outstanding bank loan in the amount of $20.0 million received in 1999 was repaid in full in year 2000. The remaining cash flows from financing activities resulted from proceeds from the exercise of options under our stock option plans.

We anticipate that operating expenses will exceed revenues, net of cost of sales in 2002 and possibly beyond. Throughout 2001 we undertook a series of cost reduction measures and may consider additional cost reduction measures in the future to further reduce our operating expenses. We believe that current cash and cash equivalents balances, and cash flows from operations as well as proceeds from future sales of ITXC stock and grants from the Chief Scientist will be sufficient to meet our anticipated cash needs for working capital and capital expenditures for at least the next 12 months. However, if our revenues were to decrease, whether due to a continued slowdown in the telecommunications industry, our sales decreasing as a result of evolving industry standards and rapid technological changes that could result in our products being no longer in demand, or our failure to retain our customers, we may need to reduce our operating expenses or use more of our cash reserves and/or sell a portion of our ITXC shares to fund operating expenses. Similarly, in the event that the amounts we receive from research and development grants decline, we may need to reduce operating expenses, utilize more of our cash reserves and/or sell a portion of our shares in ITXC. If such measures are insufficient, we may attempt to establish lines of credit or sell additional equity securities or debt securities. The recent downturn in capital markets and the difficulties in raising funds faced by high technology companies that offer innovative technologies but have not yet achieved stable revenue streams is likely to make it difficult or impossible to raise additional capital, which will adversely affect our ability to sustain our current or future operations, research and development and sales infrastructures, and to compete in the VoIP market. Additional funding may not be available on favorable terms or at all.

On October 1, 1999, ITXC consummated its initial public offering. In March 2000, we sold shares of ITXC common stock in a secondary offering conducted by ITXC. We realized net proceeds, after taxes, of approximately $50 million from the sale. In 2001, we sold 180,000 shares of ITXC Corp, and realized net proceeds of approximately $1.05 million after taxes. During 2002, as of May 31, 2002, we sold 220,000 shares of ITXC Corp., and realized net proceeds of approximately $1.3 million. We continue to hold 4,388,165 shares, or approximately 9.5% of ITXC's outstanding common stock. For information relating to the valuation of our investment in ITXC and the presentation of this investment on our balance sheet, see "Item 11 - Quantitative and Qualitative Disclosures About Market Risks".

Our holdings in ITXC are presented in the balance sheet as of December 31, 2001 as follows: the portion of 1.8 million shares "available-for-sale" during 2002 is stated at fair market value which was $7.19 per share, representing a total of $13.0 million and the restricted portion of the shares (2.8 million shares) is presented at cost of $1.7 million. The fair market value of this portion of the ITXC investment, as of December 31, 2001, was approximately $20 million.

Proceeds from sales of ITXC shares are subject to capital gains tax in the U.S., as these shares are held by our U.S. subsidiary.

In 2001 and to date, we have not incurred any debt.

Capital expenditures in 2001 were approximately $1.8 million compared with $6.7 million in 2000 and $3.2 million in 1999. The increase in 2000 was primarily due to investments in computer and other related equipment for expected growth and the establishment of our three business units. We do not anticipate a significant investment in capital expenditure in 2002, as we will continue to use the computer equipment of TrulyGlobal in our research and development operations. Such equipment has a net asset value of $1.6 million, and we anticipate a reduction in our capital expenditures resulting from our use of this equipment. See Item 4A for further details.

In May 2002, we finalized the carve-out of our Surf&Call operations into a separate entity. The carve-out does not materially affect our current cash and cash equivalent balances, but is expected to reduce our operating expenses by approximately $0.6 million per quarter.

The cost of our solutions increased during 2001 from previous years as a result of a larger percentage of hardware components in our solutions, as well as due to price increases in the cost of such hardware components. We expect this trend to continue.

In the beginning of 2002 we received an IRS income tax refund in the amount of $4.4 million, for 2000 and 2001. These refunds relate to taxes paid on capital gains for year 2000, offset by losses incurred in years 2000 and 2001 which were carried-back. In the event that we continue to generate losses during 2002, we may be entitled to additional tax refunds under applicable US tax laws. See Item 5A "Tax Refunds and Tax Benefits".

We maintain annual car leases, and our total liability for early termination of the leases is in the amount of up to $300,000.

INVENTORY AND RECEIVABLES

Inventories at the end of 2001 were $3.61 million compared with $5.42 million at the end of 2000 and $1.60 million at the end of 1999. The decrease in 2001 compared with 2000 was due to lower inventory levels and an accrual for inventory write-off of $1.4 million. The increase in 2000 compared with 1999 resulted from increased hardware for the product developed jointly with ECI Telecom as well as a larger quantity of evaluations units at customer sites, and outsourcing of components integration for some products.

Trade receivables are from purchases of our products primarily by telecommunications companies and service providers. Trade receivables are presented at gross value, less reserves for unrecognized sales, and less reserves for doubtful accounts. Trade receivables net decreased to approximately $5.4 million at the end of 2001, compared to approximately $8.4 million at the end of 2000 and approximately $6.2 million at the end of 1999. The decrease in 2001 compared to 2000 was primarily due to lower net sales and more efficient collection processes. Net trade receivables increased slightly as a percentage of net sales in 2001. There can be no assurance that our reserves for unrecognized sales and bad debts is adequate due to the short history and lack of collection experience we have with these types of providers.

Other receivables decreased to $2.5 million at the end of 2001 compared with $3.9 million at the end of 2000, and $3.1 million at the end of 1999. The decrease in 2001 was due to lowered interests on deposits, and accelerated actual grant payments received from the Chief Scientist. The increase in 2000 was due to an increase in accrued interest on deposits, pre-paid expenses and leasing deposits and was offset by a decrease in the Chief Scientist receivables.

RECENT ACCOUNTING PRONOUNCEMENTS

The Financial Accounting Standards Board issued Statement No. 141, Business Combinations and Statement No. 142, Goodwill and Other Intangible Assets in June 2001. These standards are effective for fiscal years beginning after December 15, 2001. Under these standards, goodwill and intangible assets deemed to have indefinite lives will be subject to annual impairment tests rather than be amortized over certain periods, while other intangible assets will continue to be amortized accordingly. We believe that there will be no material impact on our consolidated results of operations and financial statements from these standards.

The Financial Accounting Standards Board issued in August 2001 Statement No. 144, Accounting for the Impairment and Disposal of Long-Lived Assets. This standard became effective on January 1, 2002, and provides guidance on the disposal of long-lived assets to be abandoned or sold. We believe that there will be no material impact on our consolidated results of operations and financial statements from these standards.

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

We have filed numerous patent applications in the United States and other countries with respect to certain technologies employed in our products. Several of those applications have already registered and we own those registered patents. In addition, we have filed trademark applications in the United States and other countries with respect to trademarks associated with us, and our products. Some of those applications have already been registered and we own those registered trademarks.

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

On February 15, 2000, Multi-Tech Systems, Inc., filed a complaint in the United States District Court for the District of Minnesota, in which it alleged that we and our wholly owned subsidiary, VocalTec Communications Inc., as well as other named defendants, are infringing four of Multi-Tech's Patents. In October 2001, we settled the suit on terms and conditions not materially adverse to VocalTec. The settlement, terms and conditions are subject to confidentiality obligations between VocalTec and Multi-Tech.

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

VocalTec, VocalTec Telephony Gateway, Internet Phone, Internet Phone Lite, Internet Voice Mail, VocalTec Conference Server, VocalTec Network Manager, VocalTec Gatekeeper, I2N, PassaPort, PassaFax, Surf&Call, Surf & Share, Internet Phone Call Waiting, VocalTec Surf&Call Center, VocalTec Unipop, Gateswitch, are all trademarks or registered trademarks of VocalTec. All other trademarks or registered trademarks used in this Annual Report on Form 20-F are the property of their respective owners.

RESEARCH AND DEVELOPMENT

We believe that our ability to enhance our current products, develop and introduce new products on a timely basis, maintain technological competitiveness and meet customer requirements is essential to our future success. Accordingly, we devote and intend to continue to devote a significant portion of our personnel and financial resources to research and development. We also intend to continue seeking and maintaining close relationships with our customers in order to remain responsive to their needs. We have a multi-disciplinary research and development team which specializes in audio and voice processing, computer and networking software, embedded software, hardware integration, and communications protocols and drivers. We seek to employ highly qualified technical personnel in order to maintain our technological expertise. In 2001, we invested $8.8 million ($6.4 million without Surf&Call) in our research and development efforts for salaried personnel, compared with $8.4 million in 2000 and $10.3 million in 1999.

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

See Item 5A "Operating Results - Research and development costs, net".

5D.   TREND INFORMATION

The turbulent economic events commencing in 2000 have resulted in an economic decline in all sectors of the telecommunications industry. Along with the downturn in capital markets, these events have precluded the establishment and financing of new carriers who would have represented potential new customers for us. In addition, existing telecom providers, including some of our customers, have sustained significant economic losses and have ceased operations or have been forced to reduce capital expenditures for 2002 and beyond in order to reduce debt and operating expenses. As part of such cost reduction measures, these carriers are delaying capacity upgrades, network expansions and the implementation of new technologies. The downturn in capital markets and reduction of capital expenditures by telecom carriers have resulted in decreased market demand for our products, and have adversely affected our revenues.

During 2001, we undertook cost reduction measures that resulted in a restructuring charge in the second quarter of approximately $1.84 million, and in the fourth quarter of approximately $0.23 million. Among the restructuring measures, there was a reduction of approximately 40% of the total workforce, and a salary reduction of an average of above 12%, among other measures.

In 2001, our wholly-owned subsidiary, TrulyGlobal, Inc., ceased operations after having been unsuccessful in obtaining external financing, and its remaining operations and personnel were merged into VocalTec Communications, Inc. A number of TrulyGlobal engineers were integrated into our core development group, and the assets and technology of TrulyGlobal was integrated into the VocalTec technology. The merger enabled us to retain the operations, assets and technology of TrulyGlobal, as well as some key members of the TrulyGlobal team.

In 2001, the Surf&Call business unit (Surf&Call Network Services) posted net sales of $1.4 million and an operating loss of $4.6 million. In May 2002, we finalized the carve-out of our Surf&Call operations into a separate corporate entity, Surf&Call Solutions Ltd., in which we hold a minority interest with the remaining equity being held by a group of previous employees of the Surf&Call unit. Under the terms and conditions of the carve-out, VocalTec contributed to the new company certain technology used by the Surf&Call unit. Further, VocalTec transferred to the new company existing equipment of the Surf&Call unit valued at $0.76 million in exchange for a long term note in such amount. VocalTec also provided a credit to purchase software products valued at up to $1.0 million. VocalTec made available to the new company a convertible loan in the amount of $0.55 million, and VocalTec agreed to provide certain services to the new company in consideration for agreed-upon fees. In addition, we also transferred approximately fifteen employees to the newly-formed company. We received a minority interest and warrants in the newly-formed company, and may be entitled in the future to royalties on sales made by the new company. In addition, VocalTec assigned to the new company all of its rights and obligations relating to the Surf&Call products under certain existing VocalTec customer contracts. VocalTec and the new company will serve as resellers of each other's products on favorable terms and conditions. The 2001 profit and loss statements does not yet reflect the carve-out. As of 2002, Surf&Call will be presented as discontinued operations, including the $0.55 million convertible loan write-off and the write-off in the amount of $0.76 million for the transferred equipment. The Surf&Call carve-out will affect various items in the Profit and Loss Statement for 2001, although the net loss for 2001 will remain unchanged.

The turbulent economic events commencing in 2000 have resulted in a substantial decrease in our share price and market capitalization. Accordingly, the value of the stock options granted to our employees was adversely affected. Since we believe that there is great significance in maintaining the equity incentive of our employees, we are continuously exploring new ways to provide such incentives in today's uncertainty of the financial markets. As part of this policy, we implemented a stock exchange option program. Under this program, each employee was entitled to cancel all or any portion of the employee's outstanding unexercised stock options that were issued under our various stock option plans for new options equal to 80% of the canceled options. The exercise price for the new options is equal to the fair market value at the time of the new grant.


ITEM 6.     DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6A.     DIRECTORS AND SENIOR MANAGEMENT

The following sets forth certain information regarding our directors and executive officers:

    NAME                     POSITION
    ----                     --------
    Dr. Elon A. Ganor        Chairman of the Board of Directors, and
                              Chief Executive Officer
    Ami Tal                  Director, and Executive Vice President of Global
                              Sales
    Yoav Chelouche           Director
    Lior Haramaty            Director
    Douglas Dunn             Director

    NAME                     POSITION
    ----                     --------
    Rina Shainski            Director
    Hugo Goldman             Chief Financial Officer
    Ira Palti                Chief Operating Officer

Set forth below, is a biographical summary of the business experience of each of the directors and executive officers named above:

DR. ELON A. GANOR has served as the Chairman of our Board of Directors since 1993. From 1993 to October 1998, and since November 1999, Dr. Ganor also served as our Chief Executive Officer. From 1990 to 1992, Dr. Ganor was responsible for the sales and marketing of our products through his association with a subsidiary of LaCresta, where he served as a vice president. Before becoming a shareholder of our company, LaCresta acted as a distributor of our products. Dr. Ganor is the brother-in-law of Ami Tal.

AMI TAL has served as Executive Vice President of Global Sales since November 1999, and as director since 1992. He served as Vice President of Operations from April 1998 to November 1999, Chief Operating Officer from 1995 to May 2000 and Chief Financial Officer from 1992 to 1995. From 1990 to 1992, Mr. Tal served as Vice President and head of the International Trading Division of LaCresta. Mr. Tal is the brother-in-law of Dr. Ganor.

RINA SHAINSKI has served as director since July 2000. Ms. Shainski has been a partner in Carmel Ventures Fund since April 2000. From September 1997 to March 2000, Ms. Shainski served as Vice President, Business Development at Clal Industries and Investments Ltd., one of Israel largest investment and holding companies. From 1989 to 1996, Ms. Shainski served in a number of executive positions in Tecnomatix Technologies Ltd., including Vice President Business Development and Director of Research and Development. In addition Ms. Shainski currently serves as a director of several companies, including Fundtech Corporation. Ms. Shainski qualifies as an External Director according to the Companies Law.

LIOR HARAMATY is a co-founder of our company and has served as director since 1989. Mr. Haramaty served as Senior Vice President of Commercial Development from December 1999, Vice President of Professional Services from May 1999, Vice President of Technical Marketing from November 1995 and Director of Technical Marketing from 1993, to mid 2000. Prior to 1993, Mr. Haramaty was responsible for VocalTec's research and development and operations groups.

DOUGLAS DUNN has served as director since January 2000. Mr. Dunn, former Vice President of Visual Communications and Multimedia Strategy at AT&T, has spent 26 years at the telecommunications and multimedia company where his business acumen spanned both the commercial sector and research arenas at Bell Laboratories. Mr. Dunn currently holds the position of Dean of Carnegie Mellon University's Graduate School of Industrial Administration.

YOAV CHELOUCHE has served as director since July 2000. Mr. Chelouche is the Chairman of the Fantine Group. From November 1995 to mid-2001, Mr. Chelouche was President and Chief Executive Officer of Scitex Corporation Ltd., and was a director of Scitex from May 1996 to 2001. Since 1979, Mr. Chelouche has held several positions within Scitex, including executive vice president of marketing and business development. Mr. Chelouche qualifies as an External Director according to the Companies Law.

HUGO GOLDMAN has served as Chief Financial Officer since March 2001. Prior to joining VocalTec and since December 1999, Mr. Goldman held various key executive positions at Algorithmic Research, an Internet security company. Previously, Mr. Goldman worked at Motorola Semiconductor Products Sector for over sixteen years (1983-1999) in Israel and abroad, including in the position of Chief Financial Officer of Motorola Semiconductor Israel. Prior to his long tenure at Motorola, Mr. Goldman held audit management positions at Kesselman & Kesselman (PriceWaterhouseCoopers) until 1983.

IRA PALTI serves as our Chief Operating Officer and has served as Vice President of Research and Development from February 1999 to November 1999. From 1997 to 1999, Mr. Palti served as the Chief Executive Officer of Automedia Ltd. From 1995 to 1997, Mr. Palti served as the Vice President of Research and Development at Netmanage Corp. From 1984 to 1994, Mr. Palti held various management and software development positions at Rosh/ServiceSoft Corp.

6B.     COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

The aggregate compensation paid to all our directors and officers as a group during the fiscal year 2001 was approximately $1.74 million in salaries, directors' fees, and bonuses, and 330,000 options. 30,000 of these options were granted on January 8, 2001 at an exercise price of $3.95, 150,000 of these options were granted on April 27, 2001 at an exercise price of $3.75, and 150,000 of these options were granted on April 27, 2001 at an exercise price of $3.56. Options expire ten years after the date of the grant. Employees, including those Executive Officers that are also employees, were given the opportunity to participate in an Options Exchange Program, implemented by the Company in August 2001. See Item 6E of this report - Share Ownership.

The aggregate total amounts set aside or accrued by the Company or its subsidiaries to provide for severance payments is approximately $0.54 million.

6C.     BOARD PRACTICES

The period during which our directors and senior management have each served in their respective offices is set forth in "Item 6A - Directors and Senior Management". There is no date of expiration of the current term of office of any of the senior management members. The expiration date of the terms of office of our directors are as follows: (a) for Yoav Chelouche and Rina Shainski, their respective terms as directors expire in July 2003 and may be renewed for one additional three-year term; (b) Ami Tal's term as director expires at the 2002 annual shareholder's meeting and may be renewed; (c) Elon Ganor's term as director expires at the annual shareholders meeting in 2003 and may be renewed; and (d) Lior Haramaty and Douglas Dunn, their respective terms as directors expire at the annual shareholders meeting in 2004 and may be renewed.

There are no service contracts between us or any of our subsidiaries and our directors providing for benefits upon termination of employment. In October 2000, we entered into Indemnification Agreements with our directors and senior management in order to assure continued service in an effective manner. The indemnification agreements provide protection against personal liability due to an act performed or failure to act in the capacity as a director or member of senior management member.

Our audit committee is comprised of Douglas Dunn, Yoav Chelouche and Rina Shainski. Our compensation committee is comprised of Elon Ganor, Yoav Chelouche and Douglas Dunn. The purpose of the Audit Committee is to provide assistance to the Board of Directors in fulfilling its legal and fiduciary obligations with respect to matters involving the accounting, auditing, financial reporting and internal control functions of VocalTec and its subsidiaries. The following are examples of functions within the authority of the Audit Committee:

- To detect irregularities in the management of our business through, among other things, consultation with our internal and external auditors and to suggest to the Board of Directors methods to correct those irregularities.

- To decide whether to approve acts or transactions involving directors, executive officers, controlling shareholders and third parties in which directors, executive officers or controlling shareholders have an interest.

- To assist our Board of Directors in performing its duties to oversee our accounting and financial policies, internal controls, and financial reporting practices.

- To maintain and facilitate communication between our Board of Directors and our financial management and our auditors.

6D.     EMPLOYEES

At December 31, 2001, we employed 256 full time employees, including 191 employees in the core business unit, 22 employees in the Surf&Call Solutions unit, and 43 employees in shared services and administration. Of these employees 99 were employed in research and development (compared with 142 in 2000 and 94 in 1999), 110 were employed in sales and marketing (compared with 152 in 2000 and 89 in 1999) and 47 were employed in general and administrative (compared with 86 in 2000 and 70 in 1999). Of these employees, 187 were based in our facilities in Israel, 31 in the United States, 27 in Asia Pacific and 11 in Europe. As of May 31, 2002 we employed a total of 235 full time employees. We believe that our relations with our employees are good. Neither our employees nor we are parties to any collective bargaining agreements, except as otherwise applicable under Israeli law. During 2001, we eliminated 140 positions as part of our restructuring plans.

6E.     SHARE OWNERSHIP

As of May 31, 2002 each of the individuals listed in Item 6A beneficially owned less than one (1%) percent of our ordinary shares, and each such person's individual share ownership has not been previously disclosed to shareholders or otherwise made public, with the exception of Lior Haramaty who owns 425,000 shares and 85,000 options, and of Elon Ganor and Ami Tal who beneficially own the 940,050 shares held by LaCresta Trading International, as well as 7,500 shares and 340,000 options held by Elon Ganor and 10,000 shares and 138,000 options held by Ami Tal.

We have established a number of employee option plans containing terms and conditions for the vesting and exercising of options granted to employees for the purchase of our ordinary shares.

The various employee stock option plans are as follows: (a) 1996 Stock Option And Incentive Plan; (b) 1997 Stock Option And Incentive Plan; (c) 1998 Stock Option And Incentive Plan; (d) 1999 Stock Option And Incentive Plan; (e) 2000 Master Stock Option Plan; and (f) 2001 Master Stock Option Plan.


Options generally have a term of ten (10) years. Earlier termination may occur if the employee's employment with us is terminated or if certain corporate changes or transactions occur. Our Board of Directors determines the grant and the exercise price at the time the options are granted upon recommendation of the Compensation Committee. The exercise price per share is usually 100% of the fair market value of the shares on the date of grant, as determined by the closing price reported by the Nasdaq National Market on the date of grant for incentive stock options, or 95% of the fair market value of the shares on the date of grant, as determined by the closing price reported by the Nasdaq National Market on the date of grant for nonqualified stock options.

Each stock option agreement specifies the date and period over which the option becomes exercisable. Options granted by us generally vest over a period of four years, either in equal quarterly installments of 6.25% of the option shares, starting three months after the date of grant, or 25% of the option shares are vested one year following option grant, and the remaining 75% vest in equal quarterly installments of 6.25% over the remaining three years. Vesting is conditional upon employee remaining continuously employed by VocalTec or its subsidiaries.

The recent downtrend in the conditions of the financial markets and their effect on the share price of the company adversely affected the value of some of the stock options granted to employees of the Company. Since we believe that there is great significance in maintaining the equity incentive of our employees, we implemented a stock option exchange program in August 2001 under which employees had an opportunity to cancel their outstanding stock options that were issued under the Company's stock option plans in exchange for new options granted in February 2002. Employees who elected to participate in the exchange were issued
0.8 new options in exchange for each cancelled old option at a new exercise price determined as of the date of grant of the new options.

The new options vest and are exercisable during a period of two and one half
(2 1/2) years from the date of grant, in accordance with the following schedule:
(a) 34% of the new options vest six months after the date of grant of the new options; and (b) 8.25% of each such new options grant vest every three months thereafter.


 ITEM 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7A.     MAJOR SHAREHOLDERS

The following table sets forth, as of May 31, 2002, the number of our ordinary shares, which constitute our only voting securities, beneficially owned by (i) all shareholders known to us to own more than five percent (5%) of our outstanding ordinary shares, and (ii) all of our directors and executive officers as a group.

                                         ORDINARY SHARES BENEFICIALLY OWNED
                                         ----------------------------------
NAME AND ADDRESS                              NUMBER          PERCENT
----------------                              ------          -------

Deutsche Telekom A.G.                       2,300,000          19%
Friedrich-Ebert-Allee 140
D-53113 Bonn, Germany

LaCresta International Trading Inc. (1)     1,267,550          10.5%
c/o L.C.I.T. S.A Dufourstrasse 131
P.O.B. 219 Zurich 8034, Switzerland

Officers and directors as a group (2)       1,480,675          12.2%
(8  persons)

(1) Dr. Elon Ganor, who is VocalTec's Chairman of the Board and Chief Executive Officer, and Ami Tal, who is VocalTec's Executive Vice President of Global Sales and a Director, each own 50% of the outstanding voting shares of LaCresta. Dr. Ganor and Mr. Tal are brothers-in-law.

      Includes (i) 220,000 options for ordinary shares held by Dr. Ganor that are exercisable within 60 days of the date stated above and (ii) 90,000 options for ordinary shares held by Mr. Tal that are exercisable within 60 days of the date stated above, and (ii) 10,000 shares held by Mr. Tal and 7,500 shares held by Dr. Ganor.

(2) Includes (i) 523,125 ordinary shares for which options granted to officers and directors of our Company are exercisable within 60 days of the date stated above, and (ii) 940,050 ordinary shares held by LaCresta, which may be deemed to be beneficially owned by Dr. Ganor and Mr. Tal, and (iii) 10,000 shares held by Mr. Tal and 7,500 shares held by Dr. Ganor. Does not include 559,475 ordinary shares for which options granted to officers and directors of our company are outstanding but are not currently exercisable.

There has not been any significant change in the percentage ownership held by any major shareholders during the past three years. Our major shareholders do not have different voting rights from each other or other shareholders.

To our knowledge, (A) we are not directly or indirectly owned or controlled (i) by another corporation or (ii) by any foreign government or (iii) by any other natural or legal persons and (B) there are no arrangements, the operation of which may at a subsequent date result in a change in control of VocalTec.

For information as to the portion of each class of securities held in the United States and the number of record holders see "Item 9 - The Offer and Listing".

7B.     RELATED PARTY TRANSACTIONS

A credit line in an amount of up to $10.0 million exists between VocalTec Communications Inc., as lender, and VocalTec Communications Ltd., as borrower, at the three months Libor interest rate. The largest amount outstanding during 2001 under this credit line was in the amount of $9.7 million. To date, approximately $4 million of the credit line has been used.

The company has engaged in various commercial transactions with its subsidiaries and associates, as follows:

- In November 2001, we entered into a Reseller Agreement with Deutsche Telekom A.G., in which Deutsche Telekom was appointed as a strategic reseller of our products.

- In November 2001, we merged the operations of our wholly-owned subsidiary, TrulyGlobal Inc. into VocalTec Communications Inc.

- In May 2002, we finalized the carve-out of our Surf&Call operations into a separate corporate entity, Surf&Call Solutions Ltd., in which we hold a minority interest with the remaining equity being held by a group of previous employees of the Surf&Call unit. Under the terms and conditions of the carve-out, VocalTec contributed to the new company certain technology used by the Surf&Call unit. Further, VocalTec transferred to the new company existing equipment of the Surf&Call unit valued at $0.76 million in exchange for a long term note in such amount. VocalTec also provided a credit to purchase software products valued at up to $1.0 million. VocalTec made available to the new company a convertible loan in the amount of $0.55 million, and VocalTec agreed to provide certain services to the new company in consideration for agreed-upon fees. In addition, we also transferred approximately fifteen employees to the newly-formed company. We received a minority interest and warrants in the newly-formed company, and may be entitled in the future to royalties on sales made by the new company. In addition, VocalTec assigned to the new company all of its rights and obligations relating to the Surf&Call products under certain existing VocalTec customer contracts. VocalTec and the new company will serve as resellers of each other's products on favorable terms and conditions. The 2001 profit and loss statements do not yet reflect the carve-out. As of 2002, Surf&Call will be presented as discontinued operations, including the $0.55 million convertible loan write-off and the write-off in the amount of $0.76 million for the transferred equipment. The Surf&Call carve-out will affect various items in the Profit and Loss Statement for 2001, although the net loss for 2001 will remain unchanged.

- We have been generating sales of our products to ITXC Corp. During calendar year 2001, such sales amounted to 25% of our gross revenues, compared with 15% in 2000.

In addition, we entered into an employment agreement with Dr. Elon Ganor in October 2001, providing for the continued employment of Dr. Ganor as Chief Executive Officer. The employment agreement continues indefinitely until notice of termination is given by either party.

7C.     INTERESTS OF EXPERTS AND COUNSEL

Not applicable.


ITEM 8.     FINANCIAL INFORMATION

8A.     CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

Our Consolidated Financial Statements are set forth elsewhere in this document.

EXPORT SALES

Export sales were $27.4 million, or 96% of net sales in 2001, compared with $37.4 million, or 89% of net sales, in 2000, and $26.2 million, or 98% of net sales, in 1999.

LEGAL PROCEEDINGS

From time to time, we are involved in various routine legal proceedings incident to the ordinary course of our business. We do not believe that the outcome of these pending legal proceeding will have a material adverse effect on our business or consolidated financial condition.

On February 15, 2000, Multi-Tech Systems, Inc., filed a complaint in the United States District Court for the District of Minnesota, in which it alleged that we and our wholly owned subsidiary VocalTec Communications Inc., as well as other named defendants, infringed several of Multi-Tech's patents. In October 2001, we settled the suit on terms and conditions with no material effect on the operations of VocalTec.

DIVIDENDS

We have never declared or paid cash dividends on the ordinary shares. We intend to retain our earnings for future growth and therefore do not anticipate paying any cash dividends in the foreseeable future.

8B.     SIGNIFICANT CHANGES

Except as disclosed elsewhere in this report, there have been no other significant changes since December 31, 2001.


ITEM 9.     THE OFFER AND LISTING

9A.     OFFER AND LISTING DETAILS

Through June 24, 2002 for the periods indicated, the high and low reported trading prices of our ordinary shares as reported by Nasdaq were as follows:


                                HIGH       LOW
                                ----       ---
1997                           33.25       5.250
1998                           24.625      5.56
1999                           19.75       8.031
2000                           53.25       3.5
2001                            8.125      0.600

2000
First quarter                  53.25       14.94
Second quarter                 29.25       12.5
Third quarter                  26.5         9.5
Fourth quarter                 10.75        3.5

2001
First quarter                   8.13        3.00
Second quarter                  4.00        1.86
Third quarter                   2.15        0.60
Fourth quarter                  3.68        1.01

LAST SIXTH MONTHS
December                        3.68        2.34
January                         3.02        2.05
February                        2.31        1.63
March                           1.95        1.5
April                           1.82        1.05
May                             1.42        1.11
June (through June 24, 2002)    1.267       0.91

As of May 31, 2002, 12,127,058 of our ordinary shares were issued and outstanding. At such date, the last reported sale price of the ordinary shares was $1.26 per share, and the ordinary shares were held by 120 record holders. Of those 120 record holders, 95 are shown on our records as having United States addresses. The number of record holders in the United States is not representative of the number of beneficial holders nor is it representative of where such beneficial holders are resident since many of these ordinary shares were held of record by brokers or other nominees. As of May 31, 2002 we believe approximately 48% of our outstanding ordinary shares were held in the United States.

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


ITEM 10.    ADDITIONAL INFORMATION

10A.    SHARE CAPITAL

Not applicable

10B.    MEMORANDUM AND ARTICLES OF ASSOCIATION

VocalTec is a public company organized in the State of Israel under the Companies Law. We are registered with the Registrar of Companies of the State of Israel and have been assigned company number 52-004262-3.

OBJECTS AND PURPOSES

The objects and purposes of our company appear in Section 2 of our Memorandum of Association and include marketing, importing and acquiring computers, software for computers and related items; manufacturing, marketing and selling software for computers and related items; and the design, development and manufacture of software for computers.

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

Our articles provide that directors are elected by an ordinary resolution of a general meeting of our shareholders. Our ordinary shares do not have cumulative voting rights in the election of directors. Accordingly, the holders of ordinary shares representing more than 50% of the voting power in our company have the power to elect all directors. However, our board of directors is divided into three classes: (a) one class to hold office until our annual meeting of shareholders to be held in 2002, (b) another class to hold office until our annual meeting of shareholders to be held in 2003 and (c) a third class to hold office until our annual meeting of shareholders to be held in 2004.

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

The Companies Law also requires a shareholder to act in good faith towards a company in which he holds shares and towards other shareholders and to refrain from abusing his power in the company, including in connection with voting at a shareholders' meeting on:

      -     Any amendment to the articles of association;

      -     An increase in the company's authorized capital;

      -     A merger; or

      - Approval of some of the acts and transactions which require shareholder approval.

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

The quorum required for a meeting of shareholders consists of at least two shareholders present in person or by proxy who hold or represent between them at least 33.3% of our issued share capital. A meeting adjourned for lack of quorum is adjourned to the same day in the following week at the same time and place or any time and place as the chairman of the meeting decides. At such reconvened meeting, the required quorum consists of any two shareholders present in person or by proxy.

Notwithstanding the foregoing, our articles provide that a resolution in writing signed by all our shareholders then entitled to attend and vote at general meetings or to which all such shareholders have given their written consent (by letter, telegram, facsimile or otherwise) shall be deemed to have been unanimously adopted by a duly convened general meeting.

Our articles enable our board to fix a record date to allow us to determine the shareholders entitled to notice of, or to vote at, any general meeting of our shareholders. The record date may not be more than 40 days and not less than four days before the date of the meeting. Each shareholder of record as of the record date determined by the board may vote the shares then held by that shareholder unless all calls and other sums then payable by the shareholder in respect of its shares have not been paid.

LIMITATION ON OWNERSHIP OF SECURITIES

The ownership and voting of our ordinary shares by non-residents of Israel are not restricted in any way by our articles or by the laws of the State of Israel, except for shareholders who are subjects of countries that are enemies of the State of Israel.

MERGERS AND ACQUISITIONS; ANTI-TAKEOVER PROVISION

The Companies Law includes provisions allowing corporate mergers. These provisions require that the board of directors of each company that is party to the merger approve the transaction. In addition, the shareholders of each company must approve the merger by a vote of the majority of the company's shares, present and voting on the proposed merger at a shareholders' meeting. In determining whether the requisite majority has approved the merger, shares held by the other party to the merger or any person holding at least 25% of such other party are excluded from the vote.

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

Our articles contain provisions which could delay, defer or prevent a change in our control. These provisions include advance notice requirements and staggered board provision. Under the advance notice requirements, shareholders seeking to propose items for inclusion on the agenda for a general meeting of shareholders, must submit those items in writing to our corporate secretary not less than 60 days (or not less than 90 days for the nomination of candidates for election of directors) and not more than 120 days prior to the particular meeting. The staggered board provisions of our articles are described above under the caption "Rights, preferences and restrictions upon shares."

BOARD PRACTICES

Under our articles of association, our board can, at its discretion, cause us to borrow money or secure the payment of any sum upon terms and conditions it deems fit. The board can utilize this power through various methods, including the issuance of bonds or debentures, or mortgages, charges or other securities on the whole company or any part of it.

Our directors are not subject to any age limit requirement, nor are they disqualified from serving on the board because of a failure to own VocalTec shares.

Directors are classified into three classes. Each class has a nearly equal number of directors, as determined by the Board of Directors. The terms for these classes of directors will expire at the annual shareholder meetings of 2002, 2003 and 2004. At each shareholder meeting, the successors of each class of directors whose terms expire are elected to hold officer for a term expiring at the annual shareholders meeting held in the third year following the year of their election. The classified board structure may not be amended without the approval of the greater of (i) holder of not less than 75% of the voting power represented at a meeting in person or by proxy and voting thereon, or (ii) holders of a majority of the outstanding voting power of all shares of the Company voting on such matter at a General Meeting.

EXTERNAL DIRECTORS

We are subject to the provisions of the Companies Law. Under the Companies Law, companies incorporated under the laws of the State of Israel whose shares have been offered to the public in or outside of Israel are required to appoint two external directors, who must also be residents of Israel. The Companies Law provides that a person may not be appointed as an external director if the person or the person's relative, partner, employer or any entity under the person's control, has, as of the date of the person's appointment to serve as external director, or had, during the two years preceding that date, any affiliation with the company, any entity controlling the company or any entity controlled by the company or by the controlling entity of the company. The term affiliation includes:

      -     an employment relationship;

      - a business or professional relationship maintained on a regular basis;

      -     control; and

      -     service as an office holder.

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

AUDIT COMMITTEE

Under the Companies Law, the board of directors of any publicly traded company must also appoint an audit committee, comprised of at least three directors including all of the external directors, but excluding:

      -     the chairman of the board of directors;

      - any controlling shareholder or a relative of a controlling shareholder; and

      - any director employed by the company or who provides services to the company on a regular basis.

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

An audit committee may not approve an action or a transaction with an office holder or a controlling shareholder or an entity in which they have a personal interest unless at the time of approval the two external directors are serving as members of the audit committee. In addition, at least one of the external directors must be present at the meeting in which an approval was granted. We appointed the external directors elected under the Companies Law to our audit committee. Our current audit committee consists of Yoav Chelouche, Rina Shainski, and Douglas Dunn, and, we believe, is independent under Nasdaq rules.

INTERNAL AUDITOR

The Companies Law also requires us to appoint an internal auditor nominated by the audit committee. The role of the internal auditor is to examine, among other matters, whether the company's actions comply with the law and orderly business procedure. Under the Companies Law, the internal auditor may not be an interested party, an office holder, or an affiliate, or a relative of an interested party, an office holder or affiliate, nor may the internal auditor be the company's independent accountant or its representative. In October 2000, the company appointed the firm of Brukner Ingber as the company's internal auditor in accordance with the requirements of the Companies Law.

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

For information concerning the direct and indirect personal interests of certain of our office holders and principal shareholders in specified transactions with us, see "Item 7A - Major Shareholders".

EXCULPATION, INSURANCE AND INDEMNIFICATION OF DIRECTORS AND OFFICERS

Under the Companies Law, an Israeli company may not exempt an office holder from liability with respect to a breach of his duty of loyalty, but may exempt in advance an office holder from his liability to the company, in whole or in part, with respect to a breach of his duty of care. Under the Companies Law, a company may not indemnify an office holder, nor enter into an insurance contract which would provide coverage for any monetary liability incurred as a result of any of the following:

      - a breach by the office holder of his duty of loyalty unless the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;

      - a breach by the office holder of his duty of care if such breach was done intentionally or in disregard of the circumstances of the breach or its consequences;

      - any act or omission done with the intent to derive an illegal personal benefit; or

      - any fine levied against the office holder as a result of a criminal offense.

OFFICE HOLDER INSURANCE

Our Articles of Association provide that, subject to the provisions of the Companies Law, we may enter into a contract for the insurance of the liability of any of our office holders with respect to:

      -     a breach of his duty of care to us or to another person;

      - a breach of his duty of loyalty to us, provided that the office holder acted in good faith and had reasonable cause to assume that his act would not prejudice our interests; or

      - a financial liability imposed upon him in favor of another person concerning an act performed by him in his capacity as an office holder.

INDEMNIFICATION OF OFFICE HOLDERS

Our Articles of Association provide that we may indemnify an office holder against:

      - a financial liability imposed on him in favor of another person by any judgment, including a settlement or an arbitrator's award approved by a court concerning an act performed in his capacity as an office holder; and

      - reasonable litigation expenses, including attorneys' fees, expended by the office holder or charged to him by a court, in proceedings we institute against him or instituted on our behalf or by another person, or in a criminal charge from which he was acquitted.

    Under the Companies Law, our Articles of Association may also include:

      - a provision authorizing us to grant in advance an undertaking to indemnify an office holder, provided that the undertaking is limited to types of events which the board of directors deems to be anticipated and limited to an amount determined by the board of directors to be reasonable under the circumstances; and

      - a provision authorizing us to retroactively indemnify an office holder.

REQUIRED APPROVALS

In addition, under the Companies Law, indemnification of, and procurement of insurance coverage for our office holders must be approved by our audit committee and our board of directors and, in specified circumstances, by our shareholders.

10C. MATERIAL CONTRACTS NOT IN THE ORDINARY COURSE OF BUSINESS

Material contracts not in the ordinary course of business consist of the employment agreement between our company and Elon Ganor, our CEO.

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

A company which qualifies as a foreign investment company (FIC) is a company, like us, whereby more than 25% of the share capital (in terms of shares, rights to profit, voting and appointment of directors), and of the combined share and loan capital, is owned, directly or indirectly, by non-residents of Israel, is entitled to further tax benefits relating to its approved enterprises. Such a company will be eligible for an extension of the period of tax benefits for its approved enterprises (up to ten years) and further tax benefits, should the level of its foreign investment rise above 49%.

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

Grants under the Law for the Encouragement of Industrial Research and Development, 1984

Israeli tax laws have allowed, under certain conditions, a tax deduction in the year incurred for expenditures (including capital expenditures) in scientific research and development projects, if the expenditures are approved or funded by the relevant Israeli Government Ministry (determined by the field of research) and the research and development is for the promotion of the enterprise and is carried out by or on behalf of the company seeking such deduction. Expenditures not approved as above or funded are deductible over a three-year period. However, grants made available to our company by the Israeli Government are not included in the amount of the R&D expenses.

Under the law for the Encouragement of Industrial Research and Development, 1984 (the "Research Law"), research and development programs which meet specified criteria and are approved by a committee of the Chief Scientist, are eligible for grants of up to 50% of the program's expenses, as defined by the committee. Under the provisions of Israeli law in effect until 1996, royalties of 2%-3% of the revenues derived in connection with products developed according to, or as a result of, a research and development program funded by the Chief Scientist must be paid to the State of Israel. Pursuant to an amendment effected in 1996 effective with respect to Chief Scientist programs funded in or after 1994, royalties generally at the rate of 3% during the first three years, 4% over the following three years and 5% in or after the seventh year of the revenues derived in connection with products developed according to such programs are payable to the State of Israel. The maximum aggregate royalties will not exceed 100% (for funding prior to 1994, 100%-150%) of the dollar-linked value of the total grants received. Pursuant to an amendment effected in 2000, effective with respect to Chief Scientist programs funded in or after 2000, the royalty rates described above were updated to 3% during the first three years and 3.5% in or after the fourth year, of the revenues derived in connection with products developed under such programs. Pursuant to an amendment effected on January 1, 1999, effective with respect to Chief Scientist programs approved in or after 1999, funds received from the Chief Scientist shall bear annual interest at a rate equal to LIBOR for twelve months.

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

However, under the Regulations, in the event that any of the manufacturing volume is not performed in Israel, if approved by the Chief Scientist, we would be required to pay an increased royalty and the payback sum is 120%, 150% or 300% of the grant if the manufacturing volume that is performed outside of Israel is less than 50%, between 50% and 90% and more than 90%, respectively.

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

Under the Inflationary Adjustments Law, results for tax purposes are measured in real terms, in accordance with the changes in the CPI. We are taxed under this law. The discrepancy between the change in (i) the CPI and (ii) the exchange rate of the Israeli currency to the dollar, each year and cumulatively, may result in a significant difference between taxable income and other items as denominated in dollars as reflected in our financial statements (which are reported in dollars). In addition, subject to certain limitations, depreciation of fixed assets and losses carried forward are adjusted for inflation on the basis of changes in the Israeli CPI.

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

U.S. FEDERAL TAX INCOME CONSIDERATIONS

The following discussion of United States federal income tax considerations is based on the United States Internal Revenue Code of 1986, as amended (the `'Code"), Treasury regulations, judicial decisions and published positions of the United States Internal Revenue Service (the `'IRS"), all as in effect on the date hereof. This discussion does not address all aspects of U.S. federal income taxation (including potential application of the alternative minimum tax) that may be relevant to a particular shareholder based on such shareholder's particular circumstances. In particular, the following discussion does not address the U.S. federal income tax consequences of purchasing, holding or disposing of ordinary shares to shareholders who own (directly, indirectly or through attribution) 10% or more of our outstanding voting stock or who are broker-dealers, insurance companies, tax-exempt organizations, financial institutions, non-resident aliens of the United States or taxpayers whose functional currency is not the dollar. The following discussion also does not address any aspect of state, local or non-U.S. tax laws. Further, this summary generally considers only a U.S. Holder (as defined below) that will own ordinary shares as capital assets (generally, assets held for investment) and does not consider the tax treatment of persons who will hold ordinary shares through a partnership or other pass-through entity. Each prospective investor is advised to consult such person's own tax advisor with respect to the specific U.S. federal, state and local tax consequences to such person of purchasing, holding or disposing of ordinary shares.

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

Distributions. While it is not anticipated that we will pay dividends in the foreseeable future, the gross amount of any distribution from our company received by a U.S. Holder which is treated as a dividend for U.S. federal income tax purposes (before reduction for any Israeli tax withheld at source), will be included in such U.S. Holder's gross income, will be subject to tax at the rates applicable to ordinary income and will not qualify for the dividends received deductions applicable in certain cases to U.S. corporations. To the extent that such distribution exceeds our earnings and profits and provided that we are not a PFIC as to such U.S. Holder, such distribution will be treated as a non-taxable return of capital to the extent of the U.S. Holder's adjusted basis in the ordinary shares and thereafter as taxable capital gain. For U.S. federal income tax purposes, the amount of any dividend paid in NIS by our company to a U.S. Holder will equal the U.S. dollar value of such NIS at the exchange rate in effect on the date the dividend is considered to be received by the U.S. Holder, regardless of whether the NIS are actually converted into U.S. dollars at that time. A U.S. Holder who receives a foreign currency distribution and converts the foreign currency into U.S. dollars subsequent to receipt will have foreign exchange gain or loss, based on any appreciation or depreciation in the value of the foreign currency against the U.S. dollar, which will generally be U.S. source ordinary income or loss.

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

PASSIVE FOREIGN INVESTMENT COMPANY STATUS

Generally a foreign corporation is treated as a PFIC for United States federal income tax purposes if either (i) 75% or more of its gross income (including the pro rata gross income of any company (U.S. or foreign) in which such corporation is considered to own 25% or more of the ordinary shares by value) for the taxable year is passive income, generally referred to as the "income test," or
(ii) 50% or more of the average value of its assets (including the pro rata fair market value of the assets of any company in which such corporation is considered to own 25% or more of the ordinary shares by value) during the taxable year produce or are held for the production of passive income in the taxable year, generally referred to as the "asset test".

We do not believe that we should be treated as a PFIC for any tax year through and including 2001. However, the statutory provisions, legislative history and administrative pronouncements with respect to the principles under which the asset test is to be implemented, leave unanswered a number of questions pertaining to the valuation of a publicly traded foreign corporation's assets. In the absence of regulations, case law or other guidance from the Internal Revenue Service that address these questions, there is uncertainty with respect to the appropriate method for implementing the asset test.

Based upon an independent valuation of our assets, we believe that we were not a PFIC during 2001. Based in part on advice from our professional advisors, we believe that the total asset value method for such purpose is an appropriate method, and under such method we were not a PFIC in 2001.

However, the U.S. Internal Revenue Service may disagree with this conclusion, asserting that were characterized as a PFIC during 2001 based upon the trading value of our shares coupled with the fact that a significant portion of our assets consisted of cash. Thus, there can be no assurance that we were not a PFIC during 2001.

In view of this uncertainty and the complexity of the issues regarding our treatment as a PFIC for 2001 and possibly for subsequent years, US holders are urged to consult their own tax advisors for guidance. For those U.S. Holders whose tax advisors believe that we were a PFIC for 2001 or for any subsequent years and notify us in writing of their request for the information required to effectuate the QEF Election described below, we will make such information available to them.

If we were deemed to be a PFIC for any taxable year during which a U.S. Holder held ordinary shares and such holder failed to make neither a "QEF election" or a "mark-to-market election" (as described below):

- gain recognized by the U.S. Holder upon the disposition of, as well as income recognized upon receiving certain dividends on, ordinary shares would be taxable as ordinary income;

- the U.S. Holder would be required to allocate such dividend income and/or disposition gain ratably over such holder's entire holding period for such ordinary shares;

- the amount allocated to each year other than the year of the dividend payment or disposition would be subject to tax at the highest individual or corporate tax rate, as applicable, and an interest charge would be imposed with respect to the resulting tax liability;

- the U.S. Holder would be required to file an annual return on IRS Form 8621 regarding distributions received on, and gain recognized on dispositions of, ordinary shares; and

- any U.S. Holder who acquired ordinary shares upon the death of a U.S. Holder would not receive a step-up of the income tax basis to fair market value of such shares. Instead, such U.S. Holder beneficiary would have a tax basis equal to the decedent's basis, if lower.

Although a determination as to a corporation's PFIC status is made annually, an initial determination that a corporation is a PFIC for any taxable year generally will cause the above described consequences to apply for all future years to U.S. Holders who held shares in the corporation at any time during a year when the corporation was a PFIC and who made neither a QEF election nor mark-to-market election (as discussed below) with respect to such shares with their tax return that included the last day of the corporation's first taxable year as a PFIC. This will be true even if the corporation ceases to be a PFIC in later years. However, with respect to a PFIC that does not make any distributions or deemed distributions, the above tax treatment would apply only to U.S. Holders who realize gain on their disposition of shares in the PFIC.

In the event that we are deemed to be a PFIC for 2001, if a U.S. Holder makes a valid QEF election with respect to ordinary shares:

- the U.S. Holder would be required for each taxable year for which we are a PFIC to include in income such holder's pro rata share of our (i) net ordinary earnings as ordinary income and (ii) net capital gain as long-term capital gain, in each case computed under U.S. federal income tax principles, even if such earnings or gains have not been distributed, unless the shareholder makes an election to defer this tax liability and pays an interest charge;

- the U.S. Holder would not be required under these rules to include any amount in income for any taxable year during which we do not have net ordinary earnings or capital gain; and

- the U.S. Holder would not be required under these rules to include any amount in income for any taxable year for which we are not a PFIC.

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

Under certain circumstances, a U.S. Holder may also obtain treatment similar to that afforded a shareholder who has made a timely QEF election by making an election in a year subsequent to the first year during the U.S. Holder's holding period that we are classified as a PFIC to treat such holder's interest as subject to a deemed sale and recognizing gain, but not loss, on such deemed sale in accordance with the general PFIC rules, including the interest charge provisions, described above and thereafter treating such interest in VocalTec as an interest in a QEF.

Alternatively, a U.S. Holder of shares in a PFIC can elect to mark the shares to market annually, recognizing as ordinary income or loss each year the shares are held, as well as on the disposition of the shares, an amount equal to the difference between the shareholder's adjusted tax basis in the PFIC stock and its fair market value. Losses are allowed only to the extent of net mark-to-market gains previously included in income by the U.S. Holder under the election in prior taxable years. As with the QEF election, a U.S. Holder who makes a mark-to-market election would not be subject to deemed ratable allocations of gain, the interest charge, and the denial of basis step-up at death described above. Subject to the ordinary shares ever ceasing to be marketable, a mark-to-market election is irrevocable without obtaining the consent of the IRS and would continue to apply even in years that we are no longer a PFIC.

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

10F. DIVIDENDS AND PAYING AGENTS

Not applicable.

10G. STATEMENT BY EXPERTS

Not applicable.

10H. DOCUMENTS ON DISPLAY

We are subject to certain of the information reporting requirements of the Securities Exchange Act of 1934, as amended. We, as a "foreign private issuer" are exempt from the rules and regulations under the Securities Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and "short-swing" profit recovery provisions contained in Section 16 of the Securities Exchange Act, with respect to their purchase and sale of our shares. In addition, we are not required to file reports and financial statements with the Securities and Exchange Commission as frequently or as promptly as U.S. companies whose securities are registered under the Securities Exchange Act. However, we will file with the Securities and Exchange Commission an annual report on Form 20-F containing financial statements audited by an independent accounting firm.

You may read and copy any document we file with the SEC at its public reference facilities at, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the SEC's regional offices at 500 West Madison Street, Suite 1400, Chicago, IL 60661-2511. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. The SEC also maintains a web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of this web site is http://www.sec.gov. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities.

10I. SUBSIDIARY INFORMATION

Not applicable.


ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We do not use derivative financial instruments in our investment portfolio to hedge foreign currency or other types of market risks. We place our investments in instruments that meet high credit quality standards. We generally invest cash in time deposit and commercial papers, at a minimum rating of single "A2/P2." We do not expect any material loss with respect to our investment portfolio.

The table below provides information about our investment portfolio. For investment securities, the table presents principle cash flows and related weighted average interest rates by expected maturity dates. Our investment policy requires that all investments mature in two years or less.

Principal (National) Amounts by Expected Maturity in U.S. Dollars:

                     FAIR MARKET VALUE ON DECEMBER 31, 2001
                      (IN THOUSANDS, EXCEPT INTEREST RATES)

                                                 DEC 31, 2001    FY 2002
                                                 ------------    -------
                  Total Portfolio                     18,356       18,356
                  Average Interest Rate                2.76%        2.76%
                  Average Duration (Month)              1.00         1.00
                  Cash Equivalents (up to three
                  months maturity)                    16,385
                  Average Interest Rate                2.74%
                  Short Term Investments
                  (three-twelve months maturity)       1,970
                  Average Interest Rate                2.96%



ITXC HOLDINGS

Our holdings in ITXC are presented in the balance sheet as of December 31, 2001 as follows: the portion of 1.8 million shares "available-for-sale" during 2002 is stated at fair market value which was $7.19 per share, representing a total of $13.0 million and the restricted portion of the shares (2.8 million shares) is presented at cost of $1.7 million. The fair market value of this portion of the ITXC investment, as of December 31, 2001, was approximately $20 million. See
Item 5 for a detailed description of our shareholdings in ITXC Corp.


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


ITEM 15.    RESERVED


ITEM 16.    RESERVED

                                   PART THREE


ITEM 17.    FINANCIAL STATEMENTS

Not applicable.


ITEM 18.    FINANCIAL STATEMENTS


            CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2001




                                    CONTENTS


                                                                    PAGE
                                                                    ----

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS                              2

CONSOLIDATED FINANCIAL STATEMENTS

  Consolidated Balance Sheets                                       3 - 4

  Consolidated Statements of Operations                               5

  Consolidated Statements of Shareholders' Equity and
    Comprehensive Income                                              6

  Consolidated Statements of Cash Flows                               7

  Notes to the Consolidated Financial Statements                   8 - 28


ITEM 19.    EXHIBITS

1. Articles of Association previously filed with the SEC on June 30, 2001 as
Exhibit 1 to the Company's Annual Report on Form 20-F for the year ended December 31, 2000, which is incorporated herein by reference.

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

      (d) VocalTec Communications Ltd. 2000 Master Option Plan previously filed with the SEC on June 30, 2001 as Exhibit 4.1(d) to the Company's Annual Report on Form 20-F for the year ended December 31, 2000, which is incorporated herein by reference.

      (e) Summary of Lease Agreement for Herzliya Business Park, Building D, by and between VocalTec Communications Ltd. and Gemel Tsu'a Lehashka'ot Ltd. Herzliya lease, dated July 20, 1998, previously filed with the SEC on June 30, 2001 as Exhibit 4.1(e) to the Company's Annual Report on Form 20-F for the year ended December 31, 2000, which is incorporated herein by reference.

      (f) Lease Agreement Fort Lee Executive Park, by and between VocalTec Communications Inc. and Executive Park LLC., dated June 18, 1998, previously filed with the SEC on June 30, 2001 as Exhibit 4.1(f) to the Company's Annual Report on Form 20-F for the year ended December 31, 2000, which is incorporated herein by reference.

8.    List of Subsidiaries.


                                   SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Name:   Elon Ganor
        ------------------------

Title:  Chairman of the Board of
        Directors and CEO
        ------------------------


VOCALTEC COMMUNICATIONS LTD.

   June 27, 2002

                          VOCALTEC COMMUNICATIONS LTD.


                        CONSOLIDATED FINANCIAL STATEMENTS
                             AS OF DECEMBER 31, 2001

                          VOCALTEC COMMUNICATIONS LTD.


            CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2001


                                    CONTENTS


                                                                       PAGE
                                                                       ----

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS                                 2

CONSOLIDATED FINANCIAL STATEMENTS

  Consolidated Balance Sheets                                          3 - 4

  Consolidated Statements of Operations                                  5

  Consolidated Statements of Shareholders' Equity and
    Comprehensive Income                                                 6

  Consolidated Statements of Cash Flows                                  7

  Notes to the Consolidated Financial Statements                      8 - 28


                                   # # # # # #

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To the Shareholders of
VocalTec Communications Ltd.:


We have audited the accompanying consolidated balance sheets of VocalTec Communications Ltd. (an Israeli Corporation) and subsidiaries (the Company) as of December 31, 2000 and 2001, and the related consolidated statements of operations, shareholders' equity and comprehensive income and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States and in Israel, including those prescribed under the Auditors' Regulations (Auditor's Mode of Performance), 1973. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of VocalTec Communications Ltd. and subsidiaries as of December 31, 2000 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.




                                                      LUBOSHITZ KASIERER
                                                        Arthur Andersen

Tel-Aviv, Israel
January 22, 2002

                          VOCALTEC COMMUNICATIONS LTD.

                           CONSOLIDATED BALANCE SHEETS
                In thousands of U.S. dollars (except share data)


                                                                                              DECEMBER 31
                                                                                        ---------------------
                                                                       NOTE             2000             2001
                                                                       ----             ----             ----
CURRENT ASSETS
  Cash and cash equivalents                                            (3)             17,473            9,860
  Short-term investments                                               (4)             31,673            8,496
  Trade receivables, net                                               (5)              8,372            5,406
  Other receivables                                                    (6)              3,879            2,502
  Inventories                                                                           5,424            3,608
                                                                                       ------           ------
  Total current assets                                                                 66,821           29,872
                                                                                       ------           ------

INVESTMENTS AND LONG-TERM DEPOSITS
  Investments in companies                                             (7)             14,620           14,912
  Bank deposits                                                                         1,000                -
  Deposits with insurance companies                                   (10)              1,636            1,757
                                                                                       ------           ------
                                                                                       17,256           16,669
                                                                                       ------           ------

EQUIPMENT, NET                                                         (8)              8,890            5,020
                                                                                       ------           ------


                                                                                       92,967           51,561
                                                                                       ======           ======

                                                                        DECEMBER 31
                                                                        -----------
                                                         NOTE        2000         2001
                                                         ----        ----         ----
CURRENT LIABILITIES
  Accounts payable and accrued expenses                    (9)      24,148       12,755
                                                                   -------      -------

LONG-TERM LIABILITIES
  Deferred income taxes                                   (20)       4,356        4,745
  Accrued severance pay                                   (10)       2,093        2,832
                                                                   -------      -------
                                                                     6,449        7,577
                                                                   -------      -------

  Total liabilities                                                 30,597       20,332
                                                                   -------      -------

COMMITMENTS AND CONTINGENCIES                             (11)

SHAREHOLDERS' EQUITY
    Share capital                                         (12)
      Ordinary shares of NIS 0.01 par value:
       Authorized - 30,000,000 shares;
       Issued and outstanding - 12,127,058 shares                       36           36
       as of December 31, 2000 and 2001
    Additional paid-in capital                                      97,015       97,015
    Deferred share-based compensation                                  (97)         (38)
    Accumulated other comprehensive income                (21)       6,535        7,118
    Accumulated deficit                                            (41,119)     (72,902)
                                                                   -------      -------
  Total shareholders' equity                                        62,370       31,229
                                                                   -------      -------

                                                                    92,967       51,561
                                                                   =======      =======




-------------------------------------                   ------------------------
             ELON A. GANOR                                   HUGO GOLDMAN
 Chief Executive Officer and Chairman                   Chief Financial Officer
             of the Board

Date of approval:
January 22, 2002

       THE ACCOMPANYING NOTES FORM AN INTEGRAL PART OF THESE CONSOLIDATED
                             FINANCIAL STATEMENTS.

                          VOCALTEC COMMUNICATIONS LTD.

                      CONSOLIDATED STATEMENTS OF OPERATIONS
         In thousands of U.S. dollars (except share and per share data)


                                                                                     YEAR ENDED DECEMBER 31
                                                                               ------------------------------------
                                                                NOTE           1999            2000            2001
                                                                ----           ----            ----            ----

Net sales                                                       (13)           26,615          41,971          28,413
                                                                              -------          ------         -------
Cost of sales
  Cost of goods sold                                            (14)            8,156          13,146          10,070
  Inventory write-off                                                               -               -           1,441
                                                                              -------          ------         -------
                                                                                8,156          13,146          11,511
                                                                              -------          ------         -------

       Gross profit                                                            18,459          28,825          16,902
                                                                              -------          ------         -------

Operating expenses:
  Research and development, net                                 (15)           13,157          11,270          11,039
  Marketing and selling, net                                    (16)           27,171          26,372          24,716
  General and administrative                                                    6,592           7,769           7,200
  Restructuring costs                                           (17)              827               -           2,073
                                                                              -------          ------         -------
       Total operating expenses                                                47,747          45,411          45,028
                                                                              -------          ------         -------

       Operating loss                                                         (29,288)        (16,586)        (28,126)

Other income, net                                                                   -          57,744             941
Financing income, net                                           (18)              902           3,184           1,872
                                                                              -------          ------         -------
       Income (loss) from continuing operations
         before income taxes                                                  (28,386)         44,342         (25,313)

Income taxes (tax benefit)                                      (20)                -           9,013            (292)
                                                                              -------          ------         -------
  Income (loss) from continuing operations                                    (28,386)         35,329         (25,021)

Discontinued operations:                                        (19)
  Loss from operations of discontinued segment                                      -          (6,493)         (4,403)
  Loss on disposal of segment                                                       -               -          (2,359)
                                                                              -------          ------         -------
      Net income (loss)                                                       (28,386)         28,836         (31,783)
                                                                              =======          ======         =======

Net basic income (loss) per ordinary share:
  Net income (loss) from continuing operations                                 (2.47)           2.92           (2.06)
  Loss from discontinued operations                                                 -          (0.53)          (0.56)
                                                                              -------          ------         -------
  Net income (loss)                                                            (2.47)           2.39           (2.62)
                                                                              =======          ======         =======

Net diluted income (loss) per ordinary share:
  Net income (loss) from continuing operations                                 (2.47)           2.67           (2.06)
  Loss from discontinued operations                                             -              (0.49)          (0.56)
                                                                              -------          ------         -------
  Net income (loss)                                                            (2.47)           2.18           (2.62)
                                                                              =======          ======         =======

Weighted average number of ordinary shares used
  in computing per share amounts (in thousands):
    Basic                                                                      11,498          12,082          12,127
                                                                              =======          ======         =======
    Diluted                                                                    11,498          13,252          12,127
                                                                              =======          ======         =======


       THE ACCOMPANYING NOTES FORM AN INTEGRAL PART OF THESE CONSOLIDATED
                             FINANCIAL STATEMENTS.

                          VOCALTEC COMMUNICATIONS LTD.

                    CONSOLIDATED STATEMENTS OF SHAREHOLDERS'
                         EQUITY AND COMPREHENSIVE INCOME
                In thousands of U.S. dollars (except share data)



                                          NUMBER    SHARE    ADDITIONAL    DEFERRED     ACCUMULATED
                                            OF      CAPITAL   PAID-IN    COMPENSATION      OTHER
                                          SHARES              CAPITAL                  COMPREHENSIVE
                                                                                          INCOME
                                        ----------  ------   ----------  ------------  -------------
Balance as of January 1, 1999           11,413,420      35     92,696          (291)          --
Comprehensive Income:
  Net loss                                      --      --         --            --           --
  Unrealized gain from available-for-
    sale securities                             --      --         --            --       34,471

  Total comprehensive income                    --      --         --            --           --

Shares issued                              357,882      --      1,999            --           --
Deferred compensation                           --      --        177          (177)          --
Amortization of deferred compensation           --      --       (245)          280           --
                                        ----------      --     ------           ---       ------

Balance as of December 31, 1999         11,771,302      35     94,627          (188)      34,471
Comprehensive income:
  Net income                                    --      --         --            --           --
  Unrealized loss from available-for-
    sale securities net of
    reclassification adjustment                 --      --         --            --      (27,936)

  Total comprehensive income                    --      --         --            --           --

Shares issued                              355,756       1      2,388            --           --
Amortization of deferred compensation           --      --         --            91           --
                                        ----------      --     ------           ---       ------
Balance as of December 31, 2000         12,127,058      36     97,015           (97)       6,535
Comprehensive Income:
  Net loss                                      --      --         --            --           --
  Unrealized gain from available-for-
    sale securities net of
    reclassification adjustment
    (see disclosure)                            --      --         --            --          583

  Total comprehensive loss                      --      --         --            --           --

Amortization of deferred compensation           --      --         --            59           --
                                        ----------      --     ------           ---       ------
Balance as of December 31, 2001         12,127,058      36     97,015           (38)       7,118
                                        ==========      ==     ======           ===        =====

                                          ACCUMULATED      TOTAL        TOTAL
                                            DEFICIT    COMPREHENSIVE
                                                          INCOME

                                          -----------  -------------    -----
Balance as of January 1, 1999               (41,569)                    50,871
Comprehensive Income:
  Net loss                                  (28,386)     (28,386)      (28,386)
  Unrealized gain from available-for-
    sale securities                              --       34,471        34,471
                                                         --------
  Total comprehensive income                     --        6,085
                                                         ========
Shares issued                                    --                      1,999
Deferred compensation                            --                         --
Amortization of deferred compensation            --                         35
                                             ------                     ------

Balance as of December 31, 1999             (69,955)                    58,990
Comprehensive income:
  Net income                                 28,836       28,836        28,836
  Unrealized loss from available-for-
    sale securities net of
    reclassification adjustment                  --      (27,936)      (27,936)
                                                         --------
  Total comprehensive income                     --          900
                                                         ========
Shares issued                                    --                      2,389
Amortization of deferred compensation            --                         91
                                             ------                     ------
Balance as of December 31, 2000             (41,119)                    62,370
Comprehensive Income:
  Net loss                                  (31,783)     (31,783)      (31,783)
  Unrealized gain from available-for-
    sale securities net of
    reclassification adjustment
    (see disclosure)                             --          583           583
                                                         --------
  Total comprehensive loss                       --      (31,200)
                                                         ========
Amortization of deferred compensation            --                         59
                                             ------                     ------
Balance as of December 31, 2001             (72,902)                    31,229
                                            =======                     ======


       THE ACCOMPANYING NOTES FORM AN INTEGRAL PART OF THESE CONSOLIDATED
                             FINANCIAL STATEMENTS.

                          VOCALTEC COMMUNICATIONS LTD.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                          In thousands of U.S. dollars

                                                                                    YEAR ENDED DECEMBER 31
                                                                               ---------------------------------
                                                                                 1999         2000         2001
                                                                               -------      -------      -------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net income (loss)                                                            (28,386)      28,836      (31,783)
  Adjustments to reconcile net income (loss) to net cash used in operating activities -
      Expenses not affecting operating cash flows:
       Decline in value of investments                                              --           --        1,290
       Loss on disposal of segment                                                  --           --        1,758
       Amortization of deferred compensation                                        35           91           59
       Severance pay, net                                                          303           25          618
       Depreciation                                                              3,584        3,409        3,867
       Gain on sale of ITXC shares                                                  --      (60,744)        (941)
       Other                                                                        24           --           36
      Changes in operating assets and liabilities:
       Decrease (increase) in trade receivables, net                             2,849       (2,209)       2,966
       Decrease (increase) in other receivables                                    254         (811)       1,377
       Decrease (increase) in inventories                                           51       (3,822)       1,816
       Increase (decrease) in accounts payable and accrued expenses                653       15,645      (11,393)
                                                                               -------      -------      -------
         Net cash used in operating activities                                 (20,633)     (19,580)     (30,330)
                                                                               -------      -------      -------

CASH FLOWS FROM INVESTING ACTIVITIES
  Short-term investments, net                                                   29,644      (29,943)      23,177
  Proceeds from sale of investment in  ITXC                                         --       61,217        1,049
  Investment in companies                                                       (1,000)        (828)        (718)
  Purchase of equipment                                                         (3,228)      (6,680)      (1,797)
  Proceeds from sale of equipment                                                  143           --            6
  Long-term bank deposits                                                           --       (1,000)       1,000
                                                                               -------      -------      -------
         Net cash provided by (used in) investing activities                    25,559       22,766       22,717
                                                                               -------      -------      -------

CASH FLOWS FROM FINANCING ACTIVITIES
  Long-term bank loans received from (repaid to) banks                          20,000      (20,017)          --
  Proceeds from options exercised                                                1,999        2,389           --
                                                                               -------      -------      -------
         Net cash provided by financing activities                              21,999      (17,628)          --
                                                                               -------      -------      -------

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                                26,925      (14,442)      (7,613)
CASH AND CASH EQUIVALENTS AT  BEGINNING OF YEAR                                  4,990       31,915       17,473
                                                                               -------      -------      -------
CASH AND CASH EQUIVALENTS AT END OF YEAR                                        31,915       17,473        9,860
                                                                               =======      =======      =======

NON-CASH ACTIVITY

  Unrealized gain (loss) from available-for-sale securities, net                34,471      (27,936)         583
                                                                               =======      =======      =======

SUPPLEMENTAL CASH FLOWS INFORMATION:
  Cash paid for income taxes                                                        --        6,381           45
                                                                               =======      =======      =======

       THE ACCOMPANYING NOTES FORM AN INTEGRAL PART OF THESE CONSOLIDATED
                             FINANCIAL STATEMENTS.

                          VOCALTEC COMMUNICATIONS LTD.

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                          In thousands of U.S. dollars




NOTE 1   -    GENERAL

              A. The Company, an Israeli corporation, is a leading supplier of Internet Telephony solutions, credited with launching the VOIP (Voice Over Internet Protocol) industry in 1995. The core business of the company is providing turnkey IP (Internet Protocol) telephony solutions to service providers.

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

                     Income and expense items - at exchange rates current as of the date of recognition of those items (excluding depreciation and other items relating to nonmonetary items).

                     Exchange gains and losses from the remeasurement mentioned above (which are immaterial for each reported period) are reflected in the statement of operations. The representative rate of exchange at December 31, 2001 was U.S. $1.00 - 4.416 New Israeli Shekel (NIS) (2000 and 1999
                     - NIS 4.041 and NIS 4.153, respectively).

                          VOCALTEC COMMUNICATIONS LTD.

                          In thousands of U.S. dollars


NOTE 2   -    SIGNIFICANT ACCOUNTING POLICIES

              The financial statements have been prepared in conformity with accounting principles generally accepted in the United States. The significant accounting policies followed in the preparation of the financial statements, applied on a consistent basis, are as follows:

              A.     PRINCIPLES OF CONSOLIDATION

                     The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. The Company's principal subsidiaries are VocalTec Communications Inc. (U.S.A.), VocalTec Communications Japan K.K. (Japan), VocalTec Communications GmbH (Germany), VocalTec Communications office Bejing China (China), VocalTec Communications Hong-Kong (Hong-Kong), and VocalTec Communication International B.V. (Netherlands). All significant intercompany balances and transactions have been eliminated in consolidation. VocalTec Communications Inc. is a marketing and selling company, all the other subsidiaries are support companies for marketing and selling activities of the parent company.

              B.     CASH AND CASH EQUIVALENTS

                     For the purpose of the statements of cash flows, all highly liquid investments are considered cash equivalents if the investments mature within three months from the date of acquisition.

              C.     INVENTORIES

                     Inventories, consisting principally of components, are stated at the lower of cost or market. Inventory cost is determined by the average - cost method.

              D.     ALLOWANCE FOR DOUBTFUL ACCOUNTS

                     Allowance for doubtful accounts is computed for specific accounts the collectibility of which is doubtful and based upon the Company's experience.

                          VOCALTEC COMMUNICATIONS LTD.

                          In thousands of U.S. dollars


NOTE 2   -    ACCOUNTING POLICIES (CONT.)

              E.     FAIR VALUE OF FINANCIAL INSTRUMENTS

                     The carrying amount of cash and cash equivalents, trade receivables, other receivables, credit from banks and others, liabilities to suppliers and others are equivalent to, or approximate their fair value due to the short-term maturity of these instruments.

              F.     INVESTMENT IN COMPANIES

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

                     Investments in private companies and the restricted portion of the investment in the above mentioned publicly traded company are stated at cost less write-down for any declines in value which is other than temporary, if applicable.

              G.     EQUIPMENT

                     Equipment is stated at cost. Depreciation is computed by the straight-line method over the estimated useful life of the assets.

              H.     RESEARCH AND DEVELOPMENT COSTS

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

                          VOCALTEC COMMUNICATIONS LTD.

                          In thousands of U.S. dollars


NOTE 2   -    ACCOUNTING POLICIES (CONT.)

              I.     INCOME TAXES

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

              J.     REVENUE RECOGNITION

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

                     Revenue from maintenance contracts is recognized ratably over the term of the maintenance contract. Revenues related to services are recognized as the services are rendered.

              K.     SHARE-BASED COMPENSATION

                     The Company has adopted the disclosure provisions of SFAS No. 123, "Accounting for Stock-Based Compensation," and the accounting rules set forth in Accounting Principles Board ("APB") Opinion 25, "Accounting for Stock Issued to Employees" including the FASB issued interpretation No. 44, "Accounting for Certain Transactions Involving Stock Compensation an interpretation of APB 25." The Company has provided the necessary pro forma disclosures as if the fair value method had been applied (See Note 12).

                          VOCALTEC COMMUNICATIONS LTD.

                          In thousands of U.S. dollars


NOTE 2   -    ACCOUNTING POLICIES (CONT.)

              L.     NET INCOME (LOSS) PER SHARE

                     The Company computes net income (loss) per share in accordance with SFAS No. 128, "Earnings per Share". Under the provisions of SFAS No. 128, basic net income (loss) per share ("Basic EPS") is computed by dividing net income
                     (loss) by the weighted average number of ordinary shares outstanding. Diluted net income (loss) per share ("Diluted EPS") is computed by dividing net income (loss) by the weighted average number of shares and dilutive share equivalents then outstanding. The total number of shares related to the outstanding options excluded from the calculations of diluted net loss per share were 2,879,943 and 2,069,114 for the years ended December 31, 1999 and 2001, respectively. A reconciliation between the numerator and denominator of Basic EPS and Diluted EPS for the year ended December 31, 2000, follows:


                    Net Income                                                              28,836
                    Basic:
                      Weighted average shares used in computing
                        basic net income per share                                      12,081,598
                                                                                        ==========

                    Basic net income per share                                                2.39
                                                                                        ==========

                    Diluted:
                      Shares used above                                                 12,081,598
                      Adjustment to reflect weighted effect of diluted
                        shares due to share options                                      1,170,279
                                                                                        ----------
                                                                                        13,251,877
                                                                                        ==========

                    Diluted net income per share                                              2.18
                                                                                        ==========

              M.     USE OF ESTIMATES

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

                          VOCALTEC COMMUNICATIONS LTD.

                          In thousands of U.S. dollars


NOTE 2   -    ACCOUNTING POLICIES (CONT.)

              N.     RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

                     In July 2001, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards No. 141, Business Combinations ("SFAS 141") and No. 142, Goodwill and Other Intangible Assets ("SFAS 142"). SFAS 141 requires all business combinations initiated after June 30, 2001, to be accounted for using the purchase method. Under SFAS 142, goodwill and intangible assets with indefinite lives are no longer amortized but are reviewed annually (or more frequently if impairment indicators arise) for impairment. All other intangible assets will continue to be amortized over their estimated useful lives. The amortization provisions of SFAS 142 apply to goodwill and intangible assets acquired after June 30, 2001. With respect to goodwill and intangible assets acquired prior to July 1, 2001, the Company is required to adopt SFAS 142 effective January 1, 2002. The adoption of SFAS No. 142 will not have a material effect on the Company's consolidated financial statements.

                     In August 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets ("SFAS 144"). Although SFAS 144 supersedes FASB Statement No. 121, it retains the requirements of SFAS 121 regarding recognition of impairment loss for long-lived assets to be held and used (based on undiscounted cash flows) and resolves certain implementation issues. Also, the accounting model used in SFAS 121 for long-lived assets to be disposed of by sale (lower of carrying amount or fair value less cost to sell) is broadened by SFAS 144 to include discontinued operations and supersedes APB Opinion No. 30. Therefore, discontinued operations will no longer be measured on a net realizable value basis and future operating losses will no longer be recognized before they occur. SFAS 144 also broadens the presentation of discontinued operations to include a component of an entity (rather than a segment of a business). The provisions of SFAS 144 are effective for financial statements issued for fiscal years beginning after December 15, 2001, and interim periods within those years. The Company believes that the adoption of SFAS 144 will not have a material impact on the Company's consolidated financial statements.

                          VOCALTEC COMMUNICATIONS LTD.

                          In thousands of U.S. dollars


NOTE 2   -    ACCOUNTING POLICIES (CONT.)

              O.  DERIVATIVE FINANCIAL INSTRUMENTS

                     Effective January 1, 2001, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 133 "Accounting for Derivative Instruments and Hedging Activities". The Company's derivative financial instruments consist of foreign currency forward exchange and option contracts. These contracts are utilized by the Company, from time to time, to manage risk exposure to movements in foreign exchange rates. None of these contracts have been designated as hedging instruments. These contracts are recognized as assets or liabilities on the balance sheet at their fair value, which is the estimated amount at which they could be settled based on market prices or dealer quotes, where available, or based on pricing models. Changes in fair value are recognized currently in earnings. The adoption of SFAS No. 133 had no material impact on reported earning for the year ended December 31, 2001.


NOTE 3   -    CASH AND CASH EQUIVALENTS

                                                                DECEMBER 31
                                                                -----------
                                                             2000          2001
                                                             ----          ----

             Cash in banks                                   4,532         4,159
             Bank deposits                                  12,941         5,701 (*)
                                                            ------         -----
                                                            17,473         9,860
                                                            ======         =====

              (*) Mainly bearing annual interest of 1.9% to 5.3%.


NOTE 4   -    SHORT-TERM INVESTMENTS

                                                                   DECEMBER 31
                                                                2000          2001
                                                                ----          ----

             Bank deposits                                     31,673         3,000 (*)
             Commercial papers                                     --         5,496
                                                               ------         -----
                                                               31,673         8,496
                                                               ======         =====

              (*) Mainly bearing annual interest of 2.4% to 7.0%.

                          VOCALTEC COMMUNICATIONS LTD.

                          In thousands of U.S. dollars


NOTE 5   -    TRADE RECEIVABLES, NET

                                                      DECEMBER 31
                                                      -----------
                                                    2000       2001
                                                   ------     ------

             Trade Receivables                     18,242     12,559
             Less -
               Allowance for doubtful accounts      1,122      2,077
               Unrecognized revenue                 8,748      5,076
                                                   ------     ------
                                                    8,372      5,406
                                                   ======     ======


NOTE 6   -    OTHER RECEIVABLES

                                                           DECEMBER 31
                                                           -----------
                                                          2000      2001
                                                         -----     -----

             Prepaid expenses                            1,169       664
             Government participation receivables          590       285
             Accrued interest                              950       184
             Government institute receivable               473       346
             Other                                         697     1,023
                                                         -----     -----
                                                         3,879     2,502
                                                         =====     =====

                          VOCALTEC COMMUNICATIONS LTD.

                          In thousands of U.S. dollars


NOTE 7   -    INVESTMENTS IN COMPANIES

                                                                  DECEMBER 31
                                                                  -----------
                                                             2000             2001
                                                             ----             ----

             ITXC                                           13,792           14,656
             Other                                             828              256
                                                            ------           ------
                                                            14,620           14,912
                                                            ======           ======

              The Company, through its wholly owned U.S. subsidiary, has an investment in ITXC Inc. ("ITXC"). ITXC completed its initial public offering ("IPO") in October 1999 on the NASDAQ in the U.S. In March 2000, ITXC completed a secondary offering on the NASDAQ, in which the Company sold 779,743 shares of ITXC in the net amount of $61,217 and recorded a net gain of $60,744 (see Note 18). In November 2001, the Company sold 180,000 shares of ITXC in the amount of $1,049 and recorded a gain of $941 (see Note 18). The Company's remaining investment in ITXC is subject to Rule 144 under the Securities Act of 1933 which restricts the number of shares of ITXC that the Company may sell during specified future periods. As of December 31, 2000 and 2001, the portion of the Company's investment in ITXC which is not restricted is classified as "available-for-sale" and stated at fair market value. The remaining shares are presented at cost. Income tax expenses are deducted from the unrealized gain on available-for-sale securities. The investment in ITXC is presented in the balance sheet as follows:

                                                                                      DECEMBER 31
                                                                                      -----------
                                                                                2000             2001
                                                                                ----             ----

             At fair market value (*)                                          11,933           12,955
             At cost (fair market value at
               December 31, 2001 - $20,177)                                     1,859            1,701
                                                                               ------           ------
                                                                               13,792           14,656
                                                                               ======           ======

             (*)  Includes unrealized gains                                    10,891           11,864
                                                                               ======           ======

                          VOCALTEC COMMUNICATIONS LTD.

                          In thousands of U.S. dollars


NOTE 8   -    EQUIPMENT, NET

                                                               ANNUAL
                                                              RATES OF                  DECEMBER 31
                                                                                        -----------
                                                            DEPRECIATION             2000           2001
                                                            ------------             ----           ----

             Computers and related equipment                   25-33%               15,446         13,120
             Office furniture, equipment and
               leasehold improvements                          7-25%                 2,773          2,611
                                                                                    ------         ------
                                                                                    18,219         15,731
             Less - accumulated depreciation                                         9,329         10,711
                                                                                    ------         ------
             Net book value                                                          8,890          5,020
                                                                                    ======         ======

              The majority of property, plant and equipment is located in Israel.

              For the years ended December 31, 1999, 2000 and 2001, depreciation expense was approximately $3,584, $3,409 and $3,867, respectively.


NOTE 9   -    ACCOUNTS PAYABLE AND ACCRUED EXPENSES

                                                                   DECEMBER 31
                                                                   -----------
                                                               2000           2001
                                                               ----           ----

             Suppliers                                         8,225          5,093
             Employees and related expenses                    7,427          2,003
             Income taxes payable                              2,632          2,046
             Other (mainly accrued expenses)                   5,864          3,613
                                                              ------         ------
                                                              24,148         12,755
                                                              ======         ======


NOTE 10  -    SEVERANCE PAY

              The Company's severance pay obligation to its employees is partially covered by payments to insurance companies. The accrual for severance pay and deposits with insurance companies in respect of severance pay are included in the balance sheet. Severance pay expenses, amounted to $537, $213 and $1,338 for the years ended December 31, 1999, 2000 and 2001, respectively.

                          VOCALTEC COMMUNICATIONS LTD.

                          In thousands of U.S. dollars


NOTE 11  -    COMMITMENTS AND CONTINGENCIES

              A. In connection with its research and development, the Company received and accrued participation payments from the Office of the Chief Scientist of the Ministry of Industry and Trade in Israel in the total amount of approximately $6.4 million. In return for the Government of Israel's participation, the Company is committed to pay royalties at a rate of 3% - 3.5% of sales of the developed product, up to 100% of the amount of grants received (for grants received under programs approved subsequent to January 1, 1999, 100% plus interest at LIBOR). The Company's total commitment for royalties payable with respect to future sales, based on Government of Israel participations received or accrued, net of royalties paid or accrued, totaled approximately $4.3 million as of December 31, 2001.

              B. Certain claims, mainly for patent infringement and breach of contract have been made against the Company or its U.S. subsidiary. Management estimates that these claims will not have a material effect upon the Company's consolidated financial position or results of operations.

              C. The Company's facilities in Israel and in the United States are rented under operating leases with periods ending June 2002 for facilities in Israel and July 2003 for facilities in the United States (some with renewal options). Rent expenses amounted to $1,328, $1,446 and $1,390 for the years ended December 31, 1999, 2000 and 2001, respectively. Annual minimum future rental payments at balance sheet date are approximately as follows:

                    2002                                                     962
                    2003                                                     177
                                                                           -----
                                                                           1,139
                                                                           =====

                          VOCALTEC COMMUNICATIONS LTD.

         In thousands of U.S. dollars (except share and per share data)


NOTE 12  -    SHARE CAPITAL

              Through December 31, 2001, the Company has granted options to purchase Ordinary Shares to key employees, officers, directors and consultants of the Company as an incentive to attract and retain qualified persons. Options generally become exercisable within two to four years from the date of the grant. Options were granted at varying prices ranging from $0 to the fair market value at the date of the grant.

              In 1998, 1999, 2000 and 2001, the Company adopted stock option and incentive plans (the "Option Plans") which provides for the grant by the Company of restricted shares or options to purchase up to an aggregate of 1,000,000, 1,000,000, 1,000,000 and 1,000,000
              Ordinary Shares, respectively, to officers, directors, key employees, or consultants of the Company or any of its subsidiaries. The plan will expire 10 years after its adoption unless terminated earlier by the Board of Directors. The exercise price of stock options issued under the Option Plan will be no less than 95% of the fair market value of the Ordinary Shares as of the date of grant.

              The Ordinary Shares acquired upon exercise of an option and the restricted shares will be subject to certain restrictions on transfer, sale or hypothecation. Options will be exercisable and restrictions on deposition of shares will lapse pursuant to the terms of the individual agreements under which such options were granted or shares issued.

              In July 2001, the Company initiated a voluntary stock option exchange program for its employees. Under the program, employees of the Company and its subsidiaries who have been granted options under the Company's stock option plans, were given the opportunity to cancel outstanding stock options previously granted to them in exchange for an amount of new options equal to 80% of the options cancelled, to be granted at a future date pursuant to the terms of the Company's stock option plans. The exercise price of these new options will be equal to the fair market value of the Company's ordinary shares as reported by NASDAQ on the date the options will be granted, which will be at least 186 days following the cancellation of the previous options, but no later than February 23, 2002. 922,387 options were cancelled under this program.

                          VOCALTEC COMMUNICATIONS LTD.

         In thousands of U.S. dollars (except share and per share data)




NOTE 12  -    SHARE CAPITAL (CONT.)

              Transactions related to the above mentioned options during the three years ended December 31, 2001 are summarized as follows:

                                                                             WEIGHTED         WEIGHTED
                                                                             AVERAGE        AVERAGE FAIR
                                                                             EXERCISE         VALUE OF
                                                           NUMBER OF          PRICE            OPTIONS
                                                            SHARES          PER SHARE          GRANTED
                                                            ------          ---------          -------

             Outstanding January 1, 1999                    2,007,575

               Granted                                      1,775,950        $ 10.92            $6.00
               Exercised                                     (357,882)       $  6.23
               Forfeited                                     (545,700)       $  7.66
                                                            ---------

             Outstanding December 31, 1999                  2,879,943

               Granted                                        975,400        $ 12.32            $9.31
               Exercised                                     (355,756)       $  6.24
               Forfeited                                     (430,444)       $  9.36
                                                            ---------

             Outstanding December 31, 2000                  3,069,143

               Granted                                        795,650        $  4.37            $1.83
               Exercised                                           --             --
               Forfeited                                   (1,821,216)       $ 10.67
                                                            ---------

             Outstanding December 31, 2001                  2,043,577        $  7.01
                                                            =========

                          VOCALTEC COMMUNICATIONS LTD.

         In thousands of U.S. dollars (except share and per share data)

NOTE 12  -    SHARE CAPITAL (CONT.)

              The following table summarizes information about options outstanding and exercisable at December 31, 2001:

                                                  OPTIONS OUTSTANDING                             OPTIONS EXERCISABLE
                              ----------------------------------------------------------   --------------------------------------
     RANGE OF EXERCISE        NUMBER OUTSTANDING     WEIGHTED-AVERAGE        WEIGHTED            NUMBER              WEIGHTED
           PRICES               AT DECEMBER 31,          REMAINING            AVERAGE        OUTSTANDING AT           AVERAGE
                                     2001            CONTRACTUAL LIFE     EXERCISE PRICES  DECEMBER 31, 2001      EXERCISE PRICES
             $                                            (YEARS)                $                                        $
     -----------------        ------------------     ----------------     ---------------  -----------------      ---------------
     0.00                                  7,500                  3.00               0.00               7,500           0.00
     1.50-1.58                           101,594                  9.5                1.53              30,623           1.53
     3.56-3.75                           319,300                  9.25               3.66              18,750           3.56
     3.95-4.88                           410,275                  4.72               4.01             338,525           4.00
     6.29-6.65                           139,962                  5.50               6.65             117,462           6.65
     6.76-7.12                            68,272                  8.25               6.99              14,500           7.00
     7.13-7.50                           298,750                  6.50               7.42             227,000           7.41
     8.19-8.63                           210,384                  8.75               8.35              68,902           8.34
     8.96-9.43                            94,169                  7.50               9.18              63,724           9.19
     10.45-11.00                          72,000                  7.50              10.50              61,500          10.48
     11.50-11.83(*)                       68,000                  7.75              11.73              44,000          11.76
     12.83-14.00                         183,371                  8.00              13.16             108,924          13.16
     15.20-16.00                          45,000                  8.00              15.91              22,500          15.82
     17.25                                25,000                  8.00              17.25               7,810          17.25
                                       ---------                                                    ---------
                                       2,043,577                                                    1,131,720
                                       =========                                                    =========


       (*) Includes 28,000 options granted to Consultants in 1999 for whom deferred compensation in the amount of $177 was calculated based on the fair value of the options on the date granted using the Black-Scholes option-pricing model. Under SFAS No. 123 the compensation cost that has been charged to operations for the year ended December 31, 2001 amounted to $59 (2000 - $44, 1999 - $8).

                          VOCALTEC COMMUNICATIONS LTD.

         In thousands of U.S. dollars (except share and per share data)


NOTE 12  -    SHARE CAPITAL (CONT.)

                     The aggregate amount of deferred compensation related to options granted to employees, officers and directors recorded arising from the difference between the exercise price and the fair market value on the date of the grant of $772 is included in shareholders' equity and is being amortized over the vesting periods of the respective options in accordance with APB 25. The balance of unamortized compensation at December 31, 2001 is $38. Under APB 25 no compensation cost has been charged to operations for the year ended December 31, 2001 (2000 - $47, 1999 - $27).

                     If compensation cost had been determined under the alternative fair value accounting method provided Under FASB Statement No. 123, "Accounting for Stock-Based Compensation", the Company's net income (loss) and basic and diluted net income (loss) per share would have been decreased (increased) to the following pro forma amounts:

                                                              FOR THE YEAR ENDED DECEMBER 31
                                                              ------------------------------
                                                           1999             2000              2001
                                                           ----             ----              ----
             Net income (loss):
               As reported                               (28,386)          28,836          (31,783)
               Pro forma                                 (30,657)          24,630          (34,141)

             Basic net income (loss) per share:
                 As reported                               (2.47)            2.39            (2.62)
                 Pro forma                                 (2.67)            2.04            (2.82)

             Diluted net income (loss) per share:
                 As reported                               (2.47)            2.18            (2.62)
                 Pro forma                                 (2.67)            1.86            (2.82)

              Under SFAS 123 the fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 1999, 2000 and 2001: (1) expected life of the option of 2.2 years (1999 - 2.5, 2000 - 2.1); (2) dividend yield of 0% (1999, 2000 -
              same); (3) expected volatility of 68% (1999 - 95%, 2000 - 159%),
              (4) risk-free interest rate of 1.75% (1999 and 2000 - 5%).

                          VOCALTEC COMMUNICATIONS LTD.

                          In thousands of U.S. dollars


NOTE 13  -    NET SALES

                                                                                YEAR ENDED DECEMBER 31
                                                                                ----------------------
                                                                           1999           2000           2001
                                                                           ----           ----           ----
             The Company's sales by geographic areas are as follows:
                 Europe                                                  16,687          18,152         10,737
                 North America (principally
                   United States)                                         3,556           8,194          9,471
                 Far East                                                 5,573           8,058          6,661
                 Israel                                                     433           4,611          1,026
                 Other                                                      366           2,956            518
                                                                         ------          ------         ------
                                                                         26,615          41,971         28,413
                                                                         ======          ======         ======

                                                                            %               %              %
                                                                         ------          ------         ------
             Sales to a single customer exceeding 10%:
                 Customer A                                                  49              29            (*)
                 Customer B                                                   -              15             25
                 Customer C                                                 (*)              11            (*)

             (*)   Less than 10%


NOTE 14  -    COST OF SALES

                                                                         YEAR ENDED DECEMBER 31
                                                                         ----------------------
                                                                   1999           2000           2001
                                                                   ----           ----           ----
             Cost of sales include royalties to
               the Government of Israel                             219            716            834
                                                                   ====           ====           ====


NOTE 15  -    RESEARCH AND DEVELOPMENT, NET

                                                                            YEAR ENDED DECEMBER 31
                                                                            ----------------------
                                                                     1999           2000            2001
                                                                     ----           ----            ----

             Payroll and related expenses                           10,055          7,665          7,747
             Subcontractors and other expenses                       5,190          5,809          5,908
                                                                    ------         ------         ------
                                                                    15,245         13,471         13,655
             Less - participations by the Government of Israel:
                 Royalty bearing participation                       1,316          2,009          2,457
                 Other participation                                   772            192            159
                                                                    ------         ------         ------
                                                                    13,157         11,270         11,039
                                                                   =======        =======        =======

                          VOCALTEC COMMUNICATIONS LTD.

                          In thousands of U.S. dollars


NOTE 16  -    MARKETING AND SELLING, NET

                                                                         YEAR ENDED DECEMBER 31
                                                                         ----------------------
                                                                   1999           2000           2001
                                                                   ----           ----           ----
             Includes allowance for bad and
               doubtful accounts                                  2,637            187            698
                                                                  =====            ===            ===


NOTE 17   -   RESTRUCTURING COSTS

              In April 2001 and June 2001, the Board of Directors approved cost reduction plans. The cost reduction plan provide for the termination of up to approximately one hundred and twenty employees. Restructuring charges of $2,073 were expensed during the year ended December 31, 2001. This charge is comprised of $1,472 relating to involuntary employee terminations and $601 relating to other exit costs (mainly facilities related expenses).

              Components of the restructuring charge and for the year ended December 31, 2001 amounts paid during the period and the remaining accrued liability as of December 31, 2001, are as follows:

                                                        RESTRUCTURING                        ACCRUED
                                                           CHARGE           PAYMENTS        LIABILITY
                                                           ------           --------        ---------

             Employee terminations                         1,472             1,472              --
             Other exit costs                                601               376             225
                                                           -----             -----             ---
                                                           2,073             1,848             225
                                                           =====             =====             ===


NOTE 18   -   OTHER INCOME, NET

                                                                            YEAR ENDED DECEMBER 31
                                                                            ----------------------
                                                                     1999         2000            2001
                                                                     ----         ----            ----

             Net gain on sale of ITXC shares                           --        60,744            941
             Provision for decline in value of
               Investments                                             --            --         (1,296)
             Other                                                     --        (3,000)         1,296
                                                                     ----        ------          -----
                                                                       --        57,744            941
                                                                     ====        ======          =====

                          VOCALTEC COMMUNICATIONS LTD.

                          In thousands of U.S. dollars


NOTE 19  -    DISCONTINUED OPERATIONS

              On June 7, 2001, a wholly-owned subsidiary, TrulyGlobal Inc. ("TrulyGlobal"), ceased operations after having been unsuccessful in obtaining external financing. A core group of TrulyGlobal software engineers were integrated into VocalTec's core development group to enable VocalTec to retain the TrulyGlobal technology and know-how. After the disposal date, the Company incurred shutdown costs of approximately $0.6 million for termination and other operating expenses, plus an approximately $1.8 million write-off of net fixed assets. As of December 31, 2001 no significant assets or liabilities of TrulyGlobal were remaining.

              The Company's consolidated financial statements have been reclassified to reflect TrulyGlobal as a discontinued operation for all periods presented.


NOTE 20  -    TAXES ON INCOME

              A. The Company is subject to the Income Tax Law (Inflationary Adjustments), 1985, measuring income on the basis of changes in the Israeli Consumer Price Index.

              B. The Company's investment in equipment in the amount of approximately $1,065 has received approval in accordance with the Law for the Encouragement of Capital Investments, 1959 ("approved enterprise" status). The Company has chosen to receive its benefits through the "Alternative Benefits" program, and, as such, is eligible for various benefits. These benefits include accelerated depreciation of fixed assets used in the investment program, as well as a full tax exemption on undistributed income for a period of two years and reduced tax rates for an additional period of up to eight years (depending on the percentage of foreign share ownership in the Company), commencing with the date on which taxable income is first earned. The benefits are subject to the fulfillment of the conditions of the letter of approval. As the Company has not yet reported any taxable income, the benefits period has not yet commenced.

                          VOCALTEC COMMUNICATIONS LTD.

                          In thousands of U.S. dollars


NOTE 20  -    TAXES ON INCOME (CONT.)

                     The regular tax rate applicable to the Company is 36%. Income derived by the Company from its approved enterprise, is to be exempt from tax for two years and will be liable to reduced rate of 25% for an additional period of up to 8 years. The 25% rate may be reduced further, depending on the rate of foreign share ownership in the Company. Dividends paid by the Company out of regular income are liable to 25% withholding at source. Dividends paid out of the approved plan income are liable to 15% withholding at source. Should the Company pay dividends out of income earned during the two-year tax holiday, it will be liable to 25% tax on that income (or lower rate depending on the rate of foreign share ownership).

              C. Final tax assessments for the years up to 1999 have been received and agreed upon with the Israeli tax authorities.

              D. VocalTec Ltd. has net operating loss carryforwards for tax purposes of approximately $54 million as of December 31, 2001 which may be carried forward indefinitely. VocalTec Inc., which is subject to U.S. income taxes, has a loss for tax purposes of approximately $6 million as of December 31, 2001. Under certain conditions this loss can be carried against previous tax payments of VocalTec Inc., or can be carried forward until the year 2021. Due to the uncertainty of realizing the benefit of the loss carryforwards, a valuation allowance for the entire deferred tax assets has been recorded. Deferred taxes in respect of other temporary differences are immaterial.

              E. The subsidiaries VocalTec Inc. and TrulyGlobal Inc. are in the process of merger. If the companies will merger, TrulyGlobal Inc. operating loss for tax purposes will be added to VocalTec Inc. operating loss for tax purposes.

              F. Income taxes (tax benefit) in 2000 and 2001 are mainly in respect of the gain on sale of ITXC shares in the U.S. subsidiary, after deduction of net operating loss carryforwards for tax purposes.

              G. Deferred income taxes are in respect of unrealized gain from available-for-sale shares of ITXC held by the U.S. subsidiary. The change in deferred taxes is reflected in accumulated other comprehensive income in the statement of shareholders' equity and comprehensive income.

                          VOCALTEC COMMUNICATIONS LTD.

                          In thousands of U.S. dollars


NOTE 20 -     TAXES ON INCOME (CONT.)

       H. Income (loss) from continuing operations before income taxes (tax benefit) is comprised as follows:

                                                                        FOR THE YEAR ENDED DECEMBER 31
                                                                        ------------------------------
                                                                      1999           2000           2001
                                                                      ----           ----           ----

                    Israel                                          (11,335)       (9,705)        (20,550)
                    Foreign                                         (17,051)       54,047          (4,763)
                                                                    -------        ------         -------
                                                                    (28,386)       44,342         (25,313)
                                                                    =======        ======         =======


NOTE 21-      ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

                                                                     FOR THE YEAR ENDED DECEMBER 31
                                                                     ------------------------------
                                                                   1999          2000            2001
                                                                   ----          ----            ----
              Unrealized gain (loss) on available-
              for-sale securities during the period,
              net of tax                                          34,471        (2,190)          1,147
              Less - reclassification adjustment
                for gain included in net income                       --       (25,746)           (564)
                                                                  ------       -------           -----
              Net unrealized gain (loss) on
                available-for-sale securities                     34,471       (27,936)            583
                                                                  ======       =======           =====


NOTE 22 -     RELATED PARTIES' BALANCES AND TRANSACTIONS

              Balances with related parties:

                                                                                 DECEMBER 31
                                                                                 -----------
                                                                            2000             2001
                                                                            ----             ----

             Trade receivables (shareholder)                               4,209             1,206

              Transactions with related parties:

                                                               FOR THE YEAR ENDED DECEMBER 31
                                                               ------------------------------
                                                              1999             2000              2001
                                                              ----             ----              ----

             Sales to shareholder                            13,092           12,204             2,273

                          VOCALTEC COMMUNICATIONS LTD.

                          In thousands of U.S. dollars


NOTE 23 -     SEGMENT REPORTING

              The Company is disclosing segment information in accordance with SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information". This standard requires the Company to disclose selected financial data by operating segment, defined as a component engaged in business activity resulting in revenues and expenses and that has separate financial information evaluated regularly by the Company's chief executive officer in determining resource allocation and assessing performance. The Company has identified three reportable segments based on its internal organization structure, management of operations and performance evaluation. These segments are: VocalTec, Surf & Call Network Services and Corporate.

              VocalTec is engaged in developing and marketing systems enabling voice, fax and multimedia communications over packetized networks, including both private networks and the public internet. Surf & Call Network Services is engaged in providing various vertical markets within the web-enabled call center sector with services based on the Company's Surf & Call Center Platform.

              Segment detail is summarized as follows:

                                 VOCALTEC    SURF & CALL   DISCONTINUED     CORPORATE         TOTAL
                                               NETWORK       SEGMENT
                                              SERVICES
                                 --------    -----------   ------------     ---------         -----
YEAR ENDED DECEMBER 31, 2001
  Net sales                       27,018        1,395           --                --         28,413
  Operating loss                 (23,563)      (4,563)          --                --        (28,126)

AS OF DECEMBER 31, 2001
  Total assets                    12,342        1,307           --            37,912         51,561

YEAR ENDED DECEMBER 31, 2000
  Net sales                       37,499        4,472           --                --         41,971
  Operating loss                 (13,569)      (3,017)          --                --        (16,586)

AS OF DECEMBER 31, 2000
  Total assets                    17,740        2,375        2,009            70,843         92,967

YEAR ENDED DECEMBER 31, 1999
  Net sales                       26,615           --           --                --         26,615
  Operating loss                 (29,288)          --           --                --        (29,288)


                                 # # # # # # # #

                                   SCHEDULE II


                                                                         Changes
                                         Balance at                                     Charged to
                                         beginning of    Charged to P&L               Comprehensive   Balance at
                                           period          statement     Written off     income      End of period
Year Ended December 31, 1999
Allowance for Unrecognized Revenue         5,526              -218             --          --           5,308
Allowance for doubtful accounts            2,255             2,637         -3,557          --           1,335



Year Ended December 31, 2000
Allowance for Unrecognized Revenue         5,308             3,440             --          --           8,748
Allowance for doubtful accounts            1,335               187           -400          --           1,122



Year Ended December 31, 2001
Allowance for Unrecognized Revenue         8,748             -3,672            --          --           5,076
Allowance for doubtful accounts            1,122               698            257          --           2,077

                                 EXHIBIT INDEX

1. Articles of Association previously filed with the SEC on June 30, 2001 as
Exhibit 1 to the Company's Annual Report on Form 20-F for the year ended December 31, 2000, which is incorporated herein by reference.

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

      (d) VocalTec Communications Ltd. 2000 Master Option Plan previously filed with the SEC on June 30, 2001 as Exhibit 4.1(d) to the Company's Annual Report on Form 20-F for the year ended December 31, 2000, which is incorporated herein by reference.

      (e) Summary of Lease Agreement for Herzliya Business Park, Building D, by and between VocalTec Communications Ltd. and Gemel Tsu'a Lehashka'ot Ltd. Herzliya lease, dated July 20, 1998, previously filed with the SEC on June 30, 2001 as Exhibit 4.1(e) to the Company's Annual Report on Form 20-F for the year ended December 31, 2000, which is incorporated herein by reference.

      (f) Lease Agreement Fort Lee Executive Park, by and between VocalTec Communications Inc. and Executive Park LLC., dated June 18, 1998, previously filed with the SEC on June 30, 2001 as Exhibit 4.1(f) to the Company's Annual Report on Form 20-F for the year ended December 31, 2000, which is incorporated herein by reference.

8.    List of Subsidiaries.