Form 20-F
period 2002-12-31
VOCALTEC COMMUNICATIONS LTD
filed 2003-05-13
CIK 1005699

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

                  For the fiscal year ended December 31, 2002

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

None.

The number of outstanding shares of each of the issuer's classes of capital or common stock as of December 31, 2002

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

         [   ]  Yes
         [   ]  No

                               PRELIMINARY NOTE


This annual report contains historical information and forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995 with respect to VocalTec's business, financial condition and results of operations. The words "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "project" and "should" and similar expressions, as they relate to VocalTec or its management, are intended to identify forward-looking statements. Such statements reflect the current views and assumptions of VocalTec with respect to future events and are subject to risks and uncertainties. Many factors could cause the actual results, performance or achievements of VocalTec to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in the telecommunications and VOIP markets and in general economic and business conditions, loss of key customers and unpredicated sales cycles, competitive pressures, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, both referenced and not referenced in this annual report. These risks are more fully described under "Item 3 - Key Information - Risk Factors" of this annual report. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated, expected, intended, planned or projected. VocalTec does not intend or assume any obligation to update these forward-looking statements.

In this annual report, all references to "VocalTec," "we," "us" or "our" are to VocalTec Communications Ltd, a company organized under the laws of the State of Israel, and its wholly-owned subsidiaries.

In this annual report, unless otherwise specified or unless the context otherwise requires, all references to "$" or "dollars" are to U.S. dollars and all references to "NIS" are to New Israeli Shekels. Except as otherwise indicated, financial statements of, and information regarding, VocalTec are presented in U.S. dollars.

Index

PART ONE

Item 1. Identity of Directors, Senior Management and Advisers - Not applicable
Item 2.   Offer Statistics and Expected Timetable - Not applicable
Item 3.   Key Information
Item 4.   Information on the Company
Item 5.   Operating and Financial Review and Prospects
Item 6.   Directors, Senior Management and Employees
Item 7.   Major Shareholders and Related Party Transactions
Item 8.   Financial Information
Item 9.   The Offer and Listing
Item 10.  Additional Information
Item 11.  Quantitative and Qualitative Disclosure about Market Risk
Item 12. Description of Securities Other than Equity Securities - Not applicable

PART TWO

Item 13.  Defaults, Dividend Arrearages and Delinquencies
Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds - Not applicable
Item 15.  Controls and Procedures
Item 16.  [Reserved]

PART THREE

Item 17.  Financial Statements  - Not applicable
Item 18.  Financial Statements
Item 19.  Exhibits

SIGNATURES

CERTIFICATES

EXHIBIT INDEX

PART ONE


ITEM 1.           IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.


ITEM 2.           OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.


ITEM 3.           KEY INFORMATION

3A.               SELECTED FINANCIAL DATA

Our historical Consolidated Financial Statements are prepared in accordance with generally accepted accounting principles in the United States ("GAAP") and are presented in U.S. dollars. The selected historical consolidated financial information set forth below has been derived from the historical Consolidated Financial Statements of VocalTec Communications Ltd. for the years presented. Historical information as of and for the five years ended December 31, 2002 is derived from our Consolidated Financial Statements, which have been audited by Luboshitz Kasierer, our independent auditors, a member firm of Ernst & Young International.

The information presented below is qualified by the more detailed historical Consolidated Financial Statements set forth elsewhere in this document, and should be read in conjunction with those Consolidated Financial Statements, the notes thereto and the discussion under "Operating and Financial Review and Prospects" included elsewhere in this report.


            Statement of Operations Data - Year Ended December 31st
             (in thousands of U.S. dollars, except per share data)
---------------------------------------------------------------------------------------------------------
                                              1998         1999         2000        2001         2002
                                              ----         ----         ----        ----         ----


Net sales                                  $24,650      $26,615      $37,499     $27,018      $15,588
---------------------------------------------------------------------------------------------------------
Cost of sales                                5,938        8,156       13,040       9,433       6,668
---------------------------------------------------------------------------------------------------------
Inventory write off                             0            0           0          1,441        870
---------------------------------------------------------------------------------------------------------
Gross profit                                18,712       18,459       24,459      16,144       8,050
---------------------------------------------------------------------------------------------------------
Research and development expenses, net      11,192       13,157       8,290        7,842       6,138
---------------------------------------------------------------------------------------------------------
Marketing and selling expenses, net         18,509       27,171       23,018      23,692       16,401
---------------------------------------------------------------------------------------------------------
General and administrative expenses          5,204        6,592       6,720        6,420       4,512
---------------------------------------------------------------------------------------------------------
Restructuring costs                             -           827          -          1,753       2,703
---------------------------------------------------------------------------------------------------------
Total operating expenses                    34,905       47,747       38,028      39,707       29,754
---------------------------------------------------------------------------------------------------------
Operating loss                             (16,193)     (29,288)     (13,569)    (23,563)     (21,704)
---------------------------------------------------------------------------------------------------------
Other income (expenses), net                (9,656)         -         57,744        941        10,220
---------------------------------------------------------------------------------------------------------
Financing income, net                         2668          902        3,184        1,872        409
---------------------------------------------------------------------------------------------------------
Income (loss) from continuing  operations  (23,181)     (28,386)      47,359     (20,750)     (11,075)
before tax benefit (income taxes)
---------------------------------------------------------------------------------------------------------
Tax benefit (income taxes)                      -            -        (9,013)        292        5,294
---------------------------------------------------------------------------------------------------------
Income (loss) from continuing  operations  (23,181)     (28,386)      38,346     (20,458)     (5,781)
after tax benefit (income taxes)
---------------------------------------------------------------------------------------------------------
Loss  from operations of discontinued           -            -        (9,510)      (8,966)      (588)
segment
---------------------------------------------------------------------------------------------------------
Loss on disposal of segment                     -            -           -         (2,359)     (1,786)
---------------------------------------------------------------------------------------------------------
Net income (loss)                          (23,181)     (28,386)      28,836     (31,783)     (8,155)
---------------------------------------------------------------------------------------------------------
Basic net income (loss) per share from       (2.08)       (2.47)        3.17       (1.69)       (0.48)
continuing operations
---------------------------------------------------------------------------------------------------------
Diluted net income (loss) per share from     (2.08)       (2.47)        2.89       (1.69)       (0.48)
continuing operations
---------------------------------------------------------------------------------------------------------
Basic net income (loss) per share            (2.08)       (2.47)        2.39       (2.62)       (0.68)
---------------------------------------------------------------------------------------------------------
Diluted net income (loss) per share          (2.08)       (2.47)        2.18       (2.62)       (0.68)
---------------------------------------------------------------------------------------------------------
Weighted  average  number of shares         11,145       11,498       12,082      12,127       12,127
outstanding used in computation (basic)
---------------------------------------------------------------------------------------------------------
Weighted average number of shares           11,145       11,498       13,252      12,127       12,127
outstanding used in computation (diluted)
---------------------------------------------------------------------------------------------------------

Balance Sheet Data - Year Ended December 31
(in thousands of U.S. dollars)

------------------------------------------ ------------ ------------- ----------- ------------ ------------
                                              1998          1999         2000        2001         2002
----------------------------------------------------------------------------------------------------------
Working capital                              $42,501      $35,975      $42,673      $17,117      $14,705
---------------------------------------------------------------------------------------------------------
Total assets                                 59,945        89,271       92,967      51,561       28,507
---------------------------------------------------------------------------------------------------------
Long-term Liabilities                         1,224        21,778       6,449        7,577        2,617
---------------------------------------------------------------------------------------------------------
Net assets                                   50,871        58,990       62,370      31,229       15,994
---------------------------------------------------------------------------------------------------------
Total shareholders' equity                   50,871        58,990       62,370      31,229       15,994
---------------------------------------------------------------------------------------------------------
Number of shares outstanding                 11,413        11,771       12,127      12,127       12,127
---------------------------------------------------------------------------------------------------------

3B.      CAPITALIZATION AND INDEBTEDNESS

Not applicable.

3C.      REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

3D.      RISK FACTORS


Many factors could have an effect on our financial condition, cash flows and results of operations. We are subject to various risks resulting from changing economic, political, industry, business and financial conditions. The principal factors are described below.

WE HAVE EXPERIENCED AND MAY CONTINUE TO EXPERIENCE SIGNIFICANT FLUCTUATIONS IN OUR QUARTERLY RESULTS, WHICH MIGHT MAKE IT DIFFICULT FOR INVESTORS TO MAKE RELIABLE PERIOD-TO-PERIOD COMPARISONS AND MAY CONTRIBUTE TO VOLATILITY IN THE MARKET PRICE FOR OUR ORDINARY SHARES.

Our operating results have fluctuated and may continue to fluctuate from period to period for a number of reasons. Over the past few years, telecommunications carriers have reduced their capital expenditures as a result of excess capacity, heavy debt, and significant operating losses. In addition, many competitive local exchange carriers have gone bankrupt and no longer exist. Along with the downturn in capital markets, these factors have resulted in decreased market demand for our products. We have long sales cycles and short delivery cycles, and as a result we do not usually have a large order backlog. In addition, we have experienced unforecasted large orders from our large customers throughout the year. This makes the forecasting of net sales inherently uncertain. Significant annual and quarterly fluctuations in our results of operations may be caused by, among other factors, the timing and composition of orders from our customers, reduced prices for our products, the economic viability and credit-worthiness of our customers, and the collectability of our receivables, some of which are recognized on a cash basis, the timing of new product announcements and releases by both us and our competitors, and generally depressed economic conditions in the telecommunications markets and in the Voice over Internet Protocol (VoIP) industry in which we operate.

Our future results may also be affected by factors that include our ability to continue to develop, introduce and deliver enhanced and new products in a timely manner, to offer new products at competitive prices, to offer existing products at lower prices and to anticipate customer demands. There can be no assurance that sales in any particular quarter will not be lower than those of the preceding quarters, including comparable quarters.

As a result, we believe that period-to-period comparisons of our results of operations are not necessarily meaningful and should not be relied upon as indications of future performance. The volatility in our operating results may also result in significant volatility in our share price. Furthermore, our share price is also subject to the price volatility experienced by many companies in the telecommunications sector, VoIP industry and related sectors. It is also possible that our quarterly results of operations may be below the expectations of public market analysts and investors. If this happens, the price of our ordinary shares is likely to decrease.

WE HAVE INCURRED SIGNIFICANT HISTORICAL OPERATING LOSSES AND MAY CONTINUE TO INCUR OPERATING LOSSES.

Since our incorporation in 1989, we have had limited sales and have incurred significant operating losses. In 2002, we had an operating loss of $21.7 million. In 2001, we had an operating loss of $23.6 million, and in 2000, we had an operating loss of $13.6 million. Our future prospects must be considered in light of the risks, expenses and difficulties currently encountered by companies in the depressed telecommunications and VoIP industries. To address these risks and achieve profitability and increased sales levels, we must, among other things, establish and increase market demand and acceptance of our products and systems, respond effectively to competitive pressures, offer high quality customer service and support, and timely introduce advanced versions, enhancements, and new products that meet market needs.

We may continue to incur operating losses in 2003 and thereafter if revenues are insufficient to cover sales and marketing, product development, administrative and other expenses. If revenue levels do not sufficiently increase, operating results will be adversely affected because any reduction in expenses may not sufficiently cover reduction in revenues. There can be no assurance that we will achieve or sustain significant sales or profitability in the future.

CONTINUED DECREASED LEVELS OF CAPITAL SPENDING BY TELECOMMUNICATIONS COMPANIES WILL ADVERSELY AFFECT OUR REVENUES AND OUR FUTURE GROWTH.

The turbulent economic events of the past several years have precluded the establishment of potential new carrier customers. In addition, many existing telecommunications providers, including many of our customers, have sustained significant economic losses and been forced to reduce planned capital expenditures for 2002 and beyond in order to reduce debt and operating expenses. As part of such cost reduction measures, these carriers have been canceling or delaying capacity upgrades, network expansions and the implementation of new technologies, resulting in longer sales cycles and greater uncertainty in the results of sales efforts. The sharp decline in the number of new telecommunications carriers, the bankruptcies of numerous CLEC carriers, and the reduction of capital expenditures by existing telecommunications carriers have resulted in decreased market demand for our products and longer sales and procurement cycles, and have adversely affected our revenues. There can be no assurance of a recovery in the telecommunications carrier sector, or that these events will not continue to adversely affect our revenues and future growth.

IF OUR RELATIONSHIPS WITH OUR KEY CUSTOMERS ARE TERMINATED, OUR REVENUES WILL DECLINE AND OUR BUSINESS WILL BE ADVERSELY AFFECTED.

During 2002, our two main customers, Deutsche Telekom and its T-Systems subsidiary and DataAccess (India) Limited, each accounted for a significant portion of our net sales. We expect that these customers will continue to account for a signification portion of our net sales in 2003.

If for any reason, our relationship with Deutsche Telekom or DataAccess is terminated, or if either of these key customers reduce purchases of our products, or do not meet purchase commitments, then our business, financial condition and results of operations would be materially adversely affected. In addition, if any of our key customers decided to replace our existing equipment in their networks with competitor's equipment, this would pose a serious competitive problem. The impact of the termination or reduction of our key customer relationships would be intensified if we are unable to increase sales to other customers in order to offset this termination or reduction. In 2002, we experienced decreasing order volumes from ITXC, that had been a key customer in previous years, and the decrease adversely affected our revenues and results of operations.

WE WILL NOT ATTRACT AND RETAIN CUSTOMERS IF OUR SOLUTIONS DO NOT MEET MARKET AND CUSTOMER REQUIREMENTS OR IF OUR PRODUCTS DO NOT ACHIEVE INDUSTRY STANDARD CERTIFICATIONS IN EXISTING OR EMERGING MARKETS.

Maintaining and increasing our sales revenues is dependent upon the ability of our products to meet market and customer requirements. To this end, we are involved in a continuous process to evaluate changing market demands and customer requirements, and to develop and introduce new products, features and applications to meet such changing demands and requirements. A number of risks are inherent in this process. We may not successfully anticipate market requirements or complete the development or introduction of these products. In addition, the development of new technologies and products is increasingly complex and uncertain. This can result in delay in the introduction of new technology and products, and requires close collaboration and continued technological advancement involving multiple hardware and software design teams and outside suppliers of key components. The failure of any one of these elements could cause new products to fail to meet specifications, market requirements or customer demands, or to miss delivery schedules. As the variety and complexity of our product lines increase, the process of planning production and inventory levels also becomes increasingly complex.

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

Further, telecommunications carriers outside the U.S. increasingly require that VoIP products be designed to meet local homologation requirements to demonstrate interoperability with existing networks of incumbent telecommunications carriers, each of which may have different specifications. Failure to obtain such homologation certifications or other industry standard certifications for our products may result in decreased revenues, significant warranty, support and repair costs, may divert the attention of our engineering personnel, and cause significant customer relations problems.

IF VOIP MARKETS FOR OUR PRODUCTS AND TECHNOLOGY FAIL TO FURTHER DEVELOP AND GROW BEYOND CURRENT LEVELS, OR OUR CURRENT OR NEW PRODUCTS FAIL TO ACHIEVE MARKET ACCEPTANCE, OUR BUSINESS WILL BE ADVERSELY AFFECTED.

The markets for our products are relatively new, are rapidly evolving technologically, and are characterized by competitors that have developed similar products and services. In addition, VoIP has developed slower than expected and conversion from Public Switch Telephone Network, or PSTN, to VoIP is not as widespread as expected. Further, certain VoIP segments are taking longer to develop than others. Sales of VoIP products have fluctuated and have been generally unpredictable, as fluctuation in demand for voice infrastructure products is dependent on the customers establishing and/or expansion of their networks. As is typical in the case of an evolving industry, demand and market acceptance for recently introduced technology products and services are subject to a high level of uncertainty. Further, there is continuing uncertainty as to whether and when the size of the VoIP market will further increase, if at all. Broad market demand and acceptance of our technology, products and solutions, including our new EssentraTM product line, and interoperability of our products with other VoIP products are very important to our success and to our ability to generate revenues. Market demand and acceptance of our technology, products and solutions will be highly dependent on functionality, interoperability, reliability, stability and performance as well as on matters beyond our control such as the introduction of competing products or technologies into the market before our new technologies and products and the current weaknesses of the telecommunications industry. There can be no assurance that packet based voice networks will become widespread, that connections between Internet Protocol, or IP, networks and the publicly switched telephone networks, or PSTN, will become widespread or that our products and solutions, including our new Essentra softswitch, will gain market acceptance. The adaptation process of connecting IP networks and PSTNs can be time consuming and costly to both us and to our customers and the acceptance of the product or system may depend, to a substantial extent, on the success of the adaptation.

There can be no assurance that the market for our products and services will grow above current levels or that our products and solutions will achieve market acceptance. If the market does not grow above current levels, or if our products and solutions do not achieve market acceptance, our business, financial condition and results of operations will be materially adversely affected.

WE MAY NEED TO RAISE ADDITIONAL FUNDS TO SUSTAIN OUR FUTURE OPERATIONS, RESEARCH AND DEVELOPMENT AND SALES INFRASTRUCTURES. ADDITIONAL CAPITAL MAY NOT BE AVAILABLE, OR IF RAISED MAY DILUTE OUR SHAREHOLDERS.

We have recently sold all our remaining shares in ITXC Corp. and realized net proceeds of approximately $13.1 million. Our total cash, cash equivalents and short term deposits as of December 31, 2002, after giving effect to such sale of ITXC shares was approximately $17.7 million. If we do not increase our revenues, we may need to further reduce expenses and/or raise additional capital or funds in order to cover the cost of our operations, research and development, and sales infrastructures. Such additional funding, whether obtained through public or private debt or equity financing, or from strategic alliances may not be available when needed or may not be available on terms acceptable to us, if at all. If additional funds are raised through the issuance of equity securities, the value of our shares may decrease, the percentage ownership of our then current shareholders may be diluted and such equity securities may have rights, preferences or privileges senior or more advantageous to those of the holders of our ordinary shares. If additional funds are raised through debt instruments, we may become subject to various covenants, restrictions, pledges and other security interests that typically accompany such funding. The continuing downturn in capital markets and the difficulties in raising funds faced by high technology companies is likely to make it difficult to raise additional capital, which will adversely affect our ability to sustain our current or future operations, research and development and sales infrastructures, and to compete in the VoIP market. See "Item 5B - Liquidity and Capital Resources" below.

THE MARKET PRICE OF OUR ORDINARY SHARES MAY BE VOLATILE AND YOU MAY NOT BE ABLE TO RESELL YOUR SHARES AT OR ABOVE THE PRICE YOU PAID, OR AT ALL.

In addition to our significant operating losses, generally depressed economic conditions in the telecommunications industry have adversely affected our share price and trading volumes. In December 2002, the Nasdaq approved our application to transfer the quotation of our ordinary shares to the Nasdaq SmallCap Market from the Nasdaq National Market, where they continued to be traded under the symbol "VOCL". Under the foreign issuer rules, we are exempt from minimum bid price and market value of public float requirements. Our low trading volumes may make it difficult for our shareholders to trade our shares. If we are unable to continue to satisfy the listing requirements of the Nasdaq SmallCap Market, our ordinary shares may be delisted from the Nasdaq SmallCap Market and trading in our shares may be conducted in the over-the-counter market in the so-called "pinksheets" or, if available, the "OTC Bulletin Board Service" or, if available, another market.

Additional factors that could cause the market price of our stock to further decrease significantly include the loss of any of our major customers or key personnel, new product developments or enhancements by our competition, sales of our securities by our shareholders, quarterly fluctuations in actual or anticipated operating results, continued significant operating losses, market conditions in the industry, analysts reports, announcements by competitors, regulatory actions or other events or factors, including the risk factors described herein and general economic conditions. In the past, following decreases or volatility in the market price of a company's securities, securities class action litigation has often been instituted. Such litigation could result in substantial costs and a diversion of management's attention and resources, which would have a material adverse effect on our business, operating results and financial condition.

WE ARE SUBJECT TO STRONG COMPETITION. GREATER MARKET DEMAND AND ACCEPTANCE OF OUR COMPETITORS' PRODUCTS AND TECHNOLOGY COULD RESULT IN REDUCED REVENUES OR GROSS MARGINS.

The competition in the VoIP communications market is very strong. Our competitors include telecommunications companies, data communication companies and pure voice over IP companies. Many of our current and potential competitors have greater name recognition, larger installed customer bases, broader product offering and significantly greater financial, technical and marketing resources than we do, including the means to offer vendor-sponsored financing programs to prospective customers. If we do not offer vendor-sponsored financing, prospective customers may purchase products from competitors that offer this type of financing. If we have to lower our prices below current levels, there can be no assurance that we will be able to successfully launch our new products, compete successfully and effectively against other companies' product offerings, or maintain revenues and gross margins.

We expect that additional companies will compete in the packet based voice networks market. In the future, we may also develop and introduce other products with new or additional telecommunications capabilities or services. As a result of any such development or introductions, we may compete directly with traditional telecommunications infrastructure providers. Additional competitors may include companies that currently provide computer software products and services, such as telephone, media, and cable television. The ability of some of our competitors to bundle other enhanced services and other products with VoIP products could give these competitors an advantage over us.

POLITICAL, ECONOMIC AND MILITARY CONDITIONS IN DOMESTIC OR FOREIGN LOCATIONS, INCLUDING ISRAEL, COULD NEGATIVELY IMPACT OUR BUSINESS.

Significant portions of our operations are conducted outside the United States, and our principal offices and research and development facilities are located in the State of Israel. Although virtually all of our sales currently are made to customers outside Israel, we are nonetheless directly influenced by the political, economic, military and other conditions in and around Israel and in other countries in which our business is located or in which our products are sold, including the recent severe acute respiratory syndrome, or SARS, outbreak. In particular, our sales and business in India may be adversely affected by the recent hostilities between India and Pakistan. In addition, any major hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners could have a material adverse effect on our business, financial conditions or results of operations.

The general state of political and economic instability in the Middle East has affected security and economic conditions in Israel. Throughout the years, Israel experienced hostilities with its Arab neighbors, and several Arab countries still restrict business with Israeli companies. Since October 2000, there has been a significant increase in hostility and violence between Israel and the Palestinians.

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

SOME OF OUR DIRECTORS, OFFICERS AND EMPLOYEES ARE OBLIGATED TO PERFORM MILITARY RESERVE DUTY.

Some of our Israeli directors, and many of our Israeli male officers and employees are currently obligated to perform up to 36 days of annual reserve duty. Additionally, all such persons are subject to being called to active duty at any time under emergency circumstances, and recently some have been called to active duty. We have operated effectively under these requirements since we began operations. No assessment can be made, however, as to the full impact of these requirements on our workforce or business if conditions should change, and we cannot predict the effect on us of any expansion or reduction of these obligations.

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

WE EXTEND CREDIT TO CUSTOMERS FOR PURCHASES OF OUR PRODUCTS AND MAY NOT BE ABLE TO COLLECT ACCOUNTS RECEIVABLE.

Trade receivables as of December 31, 2002 amounted to approximately $0.7 million, net of allowances for doubtful accounts of approximately $0.9 million. Trade receivables as of April 25, 2003 amounted to approximately $1.2 million, net of allowances for doubtful accounts of approximately $0.9 million. A portion of our receivables result from credit extended to customers for purchases of our products. There can be no assurance that any of our accounts receivable will be completely collected. Any failure in the collection of accounts receivables will adversely affect our cash flow position and will result in decreased revenues.

OUR COSTS OF SALES HAVE INCREASED AND ARE EXPECTED TO CONTINUE INCREASING DUE TO INCREASED COMPETITION, AND THE PROVISIONING OF TURNKEY SOLUTIONS. THIS HAS AND WILL CONTINUE TO NEGATIVELY IMPACT OUR OPERATING MARGINS AND INVENTORY LEVELS.

Our costs of sales have increased due to the higher costs of new products and the lower products prices due to increased competition. Further, most of our customers and potential customers are demanding end-to-end turnkey solutions consisting of all necessary hardware and software for their VoIP communications solutions. Accordingly, we purchase hardware components, such as servers and circuit boards to integrate into our solutions from a small number of manufacturers some of which may not always have sufficient quantities of inventory available to timely fill our orders. We also rely on partial outsourcing for the integration and assembly of our turnkey solutions. We do not have long-term contracts with some of our suppliers and integrators, and they are not obligated to provide us with products or services for any specified period of time. If any of our hardware manufacturers or integrators cease production, cease operations or fail to make timely delivery of orders, we may not be able to meet our delivery obligations to our customers, and may lose revenues and suffer damage to our customer relationships. The need to stock up on such components would increase our inventories and costs of sales, and would negatively impact our gross margins. Any continuation or intensification of these trends would negatively affect our results of operations and could delay or prevent us from achieving profitability.

WE ARE DEPENDENT UPON THE CONTINUED EMPLOYMENT OF KEY PERSONNEL.

Our future success depends to a significant extent upon the continued active participation of Dr. Elon Ganor, our Chairman of the Board of Directors and CEO. The loss of his services could have a material adverse effect on our business. In addition to Dr. Ganor, the success of our company depends upon the continued services of our senior executive officers. These officers, including Dr. Ganor, are not bound by employment agreements for any specific term. The loss of the services of any of our officers may adversely affect the development and sales of our products, and the management of our company. Our future is also dependent upon our continuing ability to attract and retain highly qualified personnel, to perform research and development, commercialize products, and perform the sales and marketing functions required to bring these products to the market. Despite weakened global market conditions, there is still some demand and competition for highly qualified technical personnel in Israel. There can be no assurance that we will continue to attract and retain such personnel.

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

IF WE ARE UNABLE TO MAINTAIN OUR RELATIONSHIPS WITH OUR SUPPLIERS AND DISTRIBUTORS, OR IF OUR SUPPLIERS' OR DISTRIBUTORS' BUSINESSES ARE ADVERSELY AFFECTED BY DEVELOPMENTS UNRELATED TO US, OUR SALES COULD BE HARMED.

We are dependent on a number of suppliers for the manufacture, supply and support of hardware components that are integrated into our solutions. In addition, our marketing strategy includes sales through distributors and resellers, as well as direct sales by our own sales force. There is no assurance that we will be successful in extending the terms of our various agreements or in establishing similar relationships with other entities if our current agreements are not extended, and changes in our relationships with our suppliers, distributors, value added resellers and agents, or other changes to their respective businesses could have a material adverse effect on our business, financial condition or results of operations.

OUR INTERNATIONAL OPERATIONS EXPOSE US TO THE RISKS INHERENT IN CONDUCTING BUSINESS IN INTERNATIONAL MARKETS.

A substantial portion of our sales are in international markets. There are certain risks inherent in conducting business in international markets, including unexpected changes in regulatory requirements, export restrictions, homologation certifications, tariffs and other trade barriers, difficulties in staffing and managing foreign operations, longer payment cycles, credit-worthiness of potential customers, political instability, and seasonal reductions in business activities, all of which adversely impact the success of our international operations. There can be no assurances that one or more of such factors will not have a material adverse effect on our international operations and, consequently, on our business, financial condition or results of operations.

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

OUR PRINCIPAL SHAREHOLDERS, INCLUDING OUR EXECUTIVE OFFICERS AND DIRECTORS, ARE ABLE TO INFLUENCE MATTERS REQUIRING SHAREHOLDER APPROVAL.

As of April 25, 2003 our principal shareholders, including our directors and certain executive officers, beneficially owned more than 38% of the outstanding ordinary shares of our company. As a result, such shareholders together have the ability to significantly influence the election of our directors and most corporate actions.

CERTAIN PROVISIONS OF OUR ARTICLES OF ASSOCIATION AND UNDER ISRAELI LAW COULD DELAY, HINDER OR PREVENT A CHANGE IN OUR CONTROL.

Our articles of association contain provisions which could make it more difficult for a third party to acquire control of us, even if that change would be beneficial to our shareholders. Specifically, our articles of association provide that our board of directors is divided into three classes, each serving three-year terms. In addition, certain provisions of the Israeli Companies Law, which came into effect in February 2000, could also delay or otherwise make more difficult a change in our control. The provision of the Companies Law relating to mergers and acquisitions are discussed in greater detail in "Item 10: Additional Information."

OUR UNITED STATES INVESTORS COULD SUFFER ADVERSE TAX CONSEQUENCES IF WE ARE CHARACTERIZED AS A PASSIVE FOREIGN INVESTMENT COMPANY.

Depending on various factors described in Item 10E, we could be characterized, for United States income tax purposes, as a passive foreign investment company (''PFIC''). Such characterization could result in adverse United States tax consequences to U.S. Holders (as defined in Item 10E). Our status as a PFIC could cause, among other things, any gain recognized on the sale or disposition of our ordinary shares to be treated as ordinary income for U.S. Holders. Although we do not believe that we have been a PFIC for any tax year through and including 2002, we may be deemed to have been a PFIC by the United States Internal Revenue Service during 2001 and 2002 as a result of our substantial holdings of cash, cash equivalents and securities combined with a decline in our share price. Furthermore, even if we have not been a PFIC in past years, there can be no assurance that we will not be a PFIC in the future. For further discussion of the consequences of our possible PFIC status, please refer to Item 10E.

The tax and other benefits available to us from Israeli government programs may be discontinued or reduced at any time, which would likely increase our taxes in the long term and our net research and development expenses.

We benefit from certain tax and other benefits, particularly as a result of the "Approved Enterprise" status of certain existing facilities and approved programs from the Government of Israel. In addition, we benefit from participation by the Office of the Chief Scientist of the State of Israel (the "Chief Scientist") in research and development projects. To be eligible for these participations and tax benefits, we must continue to meet certain conditions, including, with respect to the tax benefits, making certain specified investments in fixed assets. There can be no assurance that such participations and tax benefits will be continued at their current levels or otherwise. The termination or reduction of certain tax benefits (particularly benefits available to us as a result of the "Approved Enterprise" status of certain of our existing facilities and approved programs) could have a material adverse effect on our business, financial condition or results of operations. The termination or reduction of the participation of the Chief Scientist in research and development projects could increase our net research and development expenses or limit or terminate certain research and development projects.

WE MAY BE ADVERSELY AFFECTED IF THE RATE OF INFLATION IN ISRAEL EXCEEDS THE RATE OF DEVALUATION OF THE NEW ISRAELI SHEKEL (NIS) AGAINST THE DOLLAR.

A significant portion of our sales are made outside of Israel in dollars and we incur a significant portion of our expenses in NIS. The cost of our operations in Israel, as expressed in dollars, is influenced by the extent to which any increase in the rate of inflation is not offset by the devaluation of the NIS in relation to the dollar. During the calendar years 2000, 2001 and 2002 the annual rate of inflation was 0%, 1.4%, and 6.5% respectively, while the NIS was devalued against the dollar by approximately 2.7%, 9.3% and 7.3%, respectively. The rate of inflation for 2003 as of April 25, 2003 was 0.8%, and the NIS depreciated during 2003, until April 25, 2003, by approximately 3.3%. Although to date we have not purchased forward currency options to decrease our exchange rate risk, we may do so in the future, to the extent we deem it advisable.

SERVICE AND ENFORCEMENT OF LEGAL PROCESS ON US AND OUR DIRECTORS AND OFFICERS MAY BE DIFFICULT TO OBTAIN.

Service of process upon our non-U.S. directors and officers may be difficult to obtain within the United States. Furthermore, any judgment obtained in the United States against us or these individuals may not be collectible within the United States. There is doubt as to the enforceability of civil liabilities under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, in original actions instituted in Israel. However, subject to certain time limitations and other conditions, Israeli courts may enforce final judgments of United States courts for liquidated amounts in civil matters, including judgments based upon the civil liability provisions of the Securities Act and the Securities Exchange Act.

COMMUNICATIONS REGULATIONS.

To date, neither the Federal Communications Commission ("FCC") nor the communications authorities of other countries have subjected IP telephony providers nor VOIP solutions providers to the regulations that apply to long distance telecommunications carriers. At this time it is uncertain whether or to what extent the FCC or the communications authorities of other countries will impose access charges, universal service contributions, and other common carrier regulations on IP telephony providers or to VOIP solutions providers. There can be no assurance that future action by the FCC or other communications authorities will not have an impact on us, directly or indirectly.


ITEM 4.  INFORMATION ON THE COMPANY

4A.      HISTORY AND DEVELOPMENT OF VOCALTEC COMMUNICATIONS LTD.

Our corporate name is VocalTec Communications Ltd. for both legal and commercial purposes. We were incorporated as a company under the laws of the State of Israel in 1989 and are subject to the Israeli Companies Law - 1999 ("Companies Law"). Our principal executive offices are located at 2 Maskit Street, Herzliya Pituach, 46733, Israel, and the telephone number at that location is +972-9-970-7800. Our website is located at http://www.vocaltec.com. Our wholly owned U.S. subsidiary, VocalTec Communications Inc., is located at Two Executive Drive, Suite 592, Fort Lee, NJ, USA 07024.

Our capital expenditures for fiscal years 2002, 2001, and 2000 amounted to $0.8 million, $1.8 million, and $6.7 million, respectively. These expenditures were primarily for hardware and software in our Israel and worldwide offices.

Capital expenditures for our Surf&Call business unit in 2001 were $130,000 or 7% of total capital expenditures, and $1.33 million or 20% of total capital expenditures in 2000. In May 2002, we finalized the carve-out of our Surf&Call operations into a separate corporate entity in which we hold a minority interest, and therefore we did not incur any capital expenditures for Surf&Call after such date.

During 2002, we implemented a number of organizational changes due to substantial reduction in market demand, based on an ongoing review of our operations. This initiative included reductions in worldwide headcount of 108 employees, or approximately 42% of our workforce, reduction in the office facilities used for our activities, the closing of our sales offices in France, Italy, Spain, Sweden, and Australia, and the carve-out of our Surf&Call operations.

As of April 25, 2003, capital expenditures currently in progress consist of approximately $0.1 million to be used in 2003 for research and development activities.

Since 2000, we have been reducing our shareholdings in ITXC Corp, or ITXC. In 2000, we sold 779,743 shares of ITXC Corp. in the net amount of approximately $61.2 million and recorded a net gain of approximately $60.7 million. In 2001, we sold 180,000 shares of ITXC, and realized net proceeds of approximately $1 million. In 2002, we sold the remainder of our shares of ITXC, and realized net proceeds of approximately $13.1 million.

In December 2002, the Nasdaq approved our application to transfer the quotation of our ordinary shares to the Nasdaq SmallCap Market, where they continued to be traded under the symbol "VOCL".

4B.      BUSINESS OVERVIEW

We are a leading supplier of packet-based voice solutions for next generation telecommunication networks suitable for the telecommunications and enterprise markets. Our solutions incorporate carrier-class switching equipment and software that enables voice to be delivered over packet-based networks, including the Internet. Our solutions enable telecommunications carriers and service providers to reduce both capital and operating expenses by utilizing a more efficient network infrastructure to establish and operate voice networks. In addition, our solutions provide a platform for telecommunications carriers and service providers to increase their revenues through the delivery of web-based voice and data services (such as voice virtual private networks) helping them to retain and expand their customer base.

Our solutions can be rapidly deployed and easily expanded to accommodate growth in traffic volume. Our products interoperate with many existing networks, both traditional and VoIP, enabling best-of-breed solutions and allowing customers to preserve their investment in their current networks. We believe that our solutions offer a level of reliability and voice quality equivalent to that of the PSTN.

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

Packet switching, the technology used in data networks, is increasingly replacing circuit switching. Packet-switching technologies, such as IP, divide signals into packets that are simultaneously routed over different channels to a final destination where they are reassembled in the original order in which they were transmitted. Packet switching provides for more efficient use of the capacity in the network because the network does not establish dedicated circuits, which waste unused capacity. As a result, substantially greater traffic can be transmitted over a packet-switched network than over a circuit-switched network. Driven by the Internet, the volume of data traffic has already exceeded voice traffic, and is growing at a much faster rate.

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

REQUIREMENTS FOR THE NEW VOICE INFRASTRUCTURE SOLUTIONS

For voice traffic to run over packet networks, voice infrastructure solutions must satisfy a number of requirements that differ among carriers, including:

o Carrier class equipment that complies with telecommunications carriers' quality standards.
o Scalable solutions that support incremental growth from entry level deployments to massive global networks.
o Solutions compatible with the existing infrastructure, supporting the full range of traditional telephone signaling variants (SS7).
o  Simple and rapid installation, deployment and support.

THE VOCALTEC SOLUTION

We develop, market and sell a variety of carrier-grade, solutions based on our softswitch architecture and VoIP products.

We believe that our particular advantages are:

o  Modular solutions for all sizes of networks.
o  Extensive next generation network experience.

o Significant installed base with commercially deployed solutions in over 130 countries.
o  Interoperability with many revenue-generating VoIP ports worldwide.
o Multiple relationships with various solutions providers for the telecommunications markets.

Our solutions provide two types of offerings - network services, for basic international and long distance telephony services and global hosted services (or global managed services), for enhanced services.

NETWORK SERVICES

International Long Distance Services - This solution combines Class 4 tandem switch features with enhanced VoIP-enabled services. It combines connectivity to PSTN networks and VoIP networks with a wide variety of sophisticated routing algorithms required to manage complex international routes and networks operated by different carriers and required to support global hosted services, such as voice virtual private network, or VPN. It provides interoperability to ensure global service reach and comprehensive security features necessary to protect carriers' managed networks.

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

Rural Telephony - A complete, field proven rural telephony solution based on the integration of VoIP technology with Wireless Local Loop, or WLL, and satellite remote gateways at the transport layer. This solution enables the rapid deployment of basic telephony services, as well as the introduction of enhanced services over time. Prepaid and postpaid billing, centralized management and bandwidth optimization techniques address the key challenges of rural telephony, particularly in emerging economies. Standards-based VoIP interoperability with other vendors/services ensures maximum flexibility in building solutions.

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

IP Centrex/Hosted PBX - Service providers can utilize this solution of offer managed IP Centrex/Hosted PBX services to their enterprise customers. Leveraging the benefits of IP networks, this integrated networks solution supports converged voice and data services - both within the enterprise and on the network access connection. The IP Centrex solution combines Class 5 telephony switches with location insensitivity, enabling quick rollout of uniform services among all enterprise sites, centralized management control, simplified move/add/changes, and elimination of intra-site toll charges.

Global Call Center - This network based call center solution enables service providers to offer multi-channel customer interactions (regular telephone, IP telephony, fax, email, voicemail, SMS) in a single high-capacity, multi-tenant platform. Routing of calls to agents and Interactive Voice Response, or IVR, can be performed at the network level, allowing the provider to disperse agents at different locations to ensure maximum efficiency and global coverage. It readily delivers the capacity, reliability and security required by carriers and large enterprises.

PLATFORM COMPONENTS

ESSENTRA(TM) SOFTSWITCH ARCHITECTURE

Essentra SIP Server - This service integration layer enables carriers to build scalable, reliable packet voice networks. Utilizing the open, standards-based Session Initiation Protocol (SIP), the Essentra SIP Server provides a full array of call routing capabilities to maximize network performance in both small and large packet voice networks. By incorporating a SIP-based service integration layer, all service/routing logic and network complexity is "hidden" from the networking layer, accelerating time to market and simplifying network management.

Essentra MGC - Performing call control and signaling routing for PSTN and SS7 voice traffic, the Essentra MGC frees the media gateway to serve as a pure voice transport device. By working opposite multiple high-density media gateways simultaneously, the Essentra MGC maximizes network performance, cost-effectiveness and scalability. This module supports MGCP and MEGACO/H.248 standards, enabling integration with any third party media gateway for best-of-breed networks.

SG 131/231/520 Signaling Gateway - This high-density, carrier-grade component enables IP-based services to terminate on SS7 networks, which is the standard signaling protocol for intercarrier traffic. The SG 131/231/520 is an integral part of VocalTec's proven SS7 solution, which includes full SS7 tunneling over IP and support for over 50 SS7 national variants, enabling large-scale, cost-efficient global deployments.

Essentra OSS Server - This centralized server performs remote element management and configuration, accelerating service provisioning and reducing costs. Using a web-based, intuitive GUI architecture, the OSS provides role-based security, alarm handling, historical information, reversible mass configurations and network provisioning. The OSS allows network administrators to manage and monitor the Essentra modules, as well as adjacent network elements (e.g., media gateways, application servers). Secured management protocols using SNMPv3 and HTTPS provide additional administrative security.

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

VOCALTEC GATEWAYS

Telephony gateways are the network elements that directly convert traditional PSTN telephone traffic to VOIP data at the originating end of a VOIP phone call or fax, and re-convert VOIP data into traditional PSTN telephone traffic at the terminating end of the VOIP phone call or fax. VocalTec offers a diverse range of low, medium and high-density H.323 gateways, enabling carriers to select equipment that is best suited for a particular installation. Our gateways include a flexible, customizable front-end IVR to support advanced subscriber services, such as calling card. In addition, support for multiple telephony interface types and signaling protocols (e.g., SS7, PRI, E&M, analog) facilitates global deployments. VocalTec's Signaling Gateway provides SS7 service switching point (SSP) functionality and supports over 50 national SS7 variants.

CONTRACTS WITH SUPPLIERS

We are dependent on the following suppliers for the manufacture, supply and support of hardware components that are integrated into our solutions:
Audiocodes Ltd. for the supply of VoIP DSP processor boards, gateways and media gateways, ECI Telecom Ltd. (and its affiliates) for the supply of VoIP DSP processor boards, Intel for the supply of signaling boards and components, and Telica, Inc. for the supply of large-capacity media gateways.

MARKETING, SALES AND DISTRIBUTION

We market and distribute our products both directly and via multiple distribution channels. We have designed our distribution strategy to address the diverse markets we target, including telecommunications service providers, ITSPs, CLECs and clearinghouses. Our marketing strategy includes direct sales to telecommunication service providers, strategic partnerships, value added resellers and integration arrangements with vendors of complementary hardware and software products and services. Commencing in 1998, we expanded our distribution network in order to accelerate market penetration and to combine our marketing efforts with quality pre-sale and post-sale technical support to our telecommunications service providers and other customers. In 1999 and 2000 we decided to expand our direct sales channels, and we currently have a direct global sales organization with sales and support based in Israel, the United States, India, Japan, Germany, China, Hong Kong, Singapore. See Item 5 - Operating Review and Financial Prospects - for a breakdown of revenues by geographic market.

We typically license and sell our solutions to end users and distributors pursuant to purchase orders, distribution agreements and/or end user agreements, as applicable. The sales cycles for our solutions are long due to the nature of the products and solutions as well as due to the depressed telecommunications markets and strong competition for sales of VoIP solutions. Once purchased by our end user customers, our solutions require installation in our customer's networks. After installation, we offer warranty and maintenance services to support our customers.

In 2002, we developed and implemented a new marketing strategy in response to the weak demand for telecommunications products in the developed countries, and re-focused our marketing efforts on deregulating emerging markets. With large new installations of our products for companies such as DataAccess in India, and the Communications Authority of Thailand, our shift in strategic focus on emerging markets so far appears to be working positively.

INDUSTRY STANDARDS

We recognize that standards are important for interoperability and for providing the means for market growth. Since 1996, we have taken an active role in international standards bodies. Our strong involvement and contribution led our employees to hold official positions over the years in a number of international standard bodies, including: ITU (International Telecommunications Union), ETSI (the European Telecommunications Standards Institute), IMTC (the International Multimedia Teleconferencing Consortium), and IETF (the Internet Engineering Task Force).

We actively support important communications standards in our products, including IETF SIP, ITU-T H.323, MGCP, SS7 and many others, and work closely with our tier-1 carrier customers and equipment manufacturers in ensuring standards are correctly and uniformly implemented.

CUSTOMER AND TECHNICAL SUPPORT

We believe that responsive, prompt and efficient customer and technical support is essential to the success of obtaining and retaining customers. During 2002, we consolidated our support facilities by closing our smaller overseas offices, and we currently maintain a customer and technical support infrastructure in the US, Europe and Asia. We offer support to our customers and back office support to our resellers and distributors. Our technical support agreements are based on a percentage charge of the cost of the system purchased. We intend to continue to charge for such technical support in the future. We also train certain distributors, resellers and subcontractors to provide customers with first level technical support.

On a routine basis, our technical support staff provides feedback to our marketing and research and development groups. This assists us in designing products featuring ease of use and installation, to maintain compatibility with third party products in order to minimize the requirements for service and support, and to improve product quality.

RESEARCH AND DEVELOPMENT

See Item 5 - Operating Review and Financial Prospects - for a discussion on research and development.

COMPETITION

Our market is intensely competitive and rapidly evolving, and is characterized by evolving standards and new alliances. Our principal competitors include Cisco Systems, Inc., Alcatel, Lucent Technologies Inc., Veraz, Inc., Siemens, Nortel Networks Corporation, Nuera Communications, Comworks Technologies, Sonus Networks Inc. and Clarent Corporation, which was recently acquired by Verso Technology Inc..

We believe that in such a rapidly changing market, key competitive factors include a broad base of users, strategic alliances, key reference customers, interoperability, integration of products with complementary hardware and software products and services, technological leadership, product performance and ease of use, price, customer support, name recognition, distribution channels and the ability to respond quickly to emerging opportunities.

4C.      ORGANIZATIONAL STRUCTURE

We are organized under the laws of the State of Israel. Our directly and indirectly held principal operating wholly-owned subsidiaries and their countries of incorporation are:

o  VocalTec Communications Inc. (United States)
o  VocalTec Communications Japan KK, (Japan)
o  VocalTec Communications Deutschland GmbH (Germany)
o  VocalTec Communications Hong Kong Limited (Hong Kong)
o  VocalTec Communications International B.V. (Netherlands)
o  VocalTec Communications Singapore Pte Ltd. (Singapore)
o  VocalTec Communications India Private Limited (India)

 We also have a VocalTec representative office in China.

4D.      PROPERTY, PLANTS AND EQUIPMENT

Our headquarters are located in Herzliya Pituach, Israel and occupy approximately 40,700 square feet pursuant to a lease expiring in January 2005. We currently pay total yearly rental and management fees of approximately $0.73 million, which are linked to the Israeli Consumer Price Index. These facilities are used for management, marketing, sales, research and development and production. Of this amount, approximately 30,700 square feet are currently being used by our company. We are subleasing approximately 2,500 square feet to Surf&Call Solutions Ltd., and approximately 7,500 square feet to Pioneer Administrative Services Ltd. as of March 1, 2003.

We maintain car leases, and our total liability for early termination of the leases is up to an aggregate of approximately $142,000.

The following facilities accommodate our sales and customer support worldwide and are being fully utilized. We believe they are all flexible enough to accommodate expansion of operations.

In March of 2003, we renegotiated the lease for our subsidiary in the United States, for smaller offices of approximately 3,870 square feet in Fort Lee, New Jersey under a lease expiring in February 28, 2006. The annual rent for these facilities is approximately $106,425.

Our subsidiary in Germany leases approximately 1,500 square feet in Bonn under a lease expiring in June 2004. The annual rent for the facility is approximately $26,500.

Our representative office in China leases approximately 2,200 square feet in Beijing under a lease expiring in July 2003. The annual rent for the facility is approximately $44,500.

Our subsidiary in Hong Kong leases approximately 970 square feet under a lease expiring in June 2004. The annual rent for the facility is approximately $37,000.


ITEM 5.           OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this annual report. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may differ significantly from those projected in the forward-looking statements. Factors that might cause future results to differ significantly from those projected in the forward-looking statements include, but are not limited to, those discussed below and elsewhere in this annual report particularly those described above under "Item 3 - Key Information - Risk Factors."

Our consolidated financial statements are stated in U.S. dollars and prepared in accordance with U.S. GAAP. Our functional and reporting currency is the U.S. dollar, which is the currency of the primary economic environment in which our consolidated operations are conducted. Transactions and balances originally denominated in dollars are presented at their original amounts. Transactions and balances in currencies other than dollars (including NIS) are remeasured in dollars in accordance with the principles set forth in FASB Statement No. 52 -"Foreign Currency Translation".

OVERVIEW

The turbulent economic conditions worldwide over the past several years have adversely affected the telecommunications industry in particular. As a result, spending in the telecommunications industry decreased substantially in 2001 and 2002 over prior years. Although the VoIP sectors have grown in terms of minutes according to independent market research, sales of VoIP products to telecommunications service providers continue being generally unpredictable. However, we have observed an increase in sales of VOIP products in certain emerging and deregulating markets worldwide.

Our major product changes during the past three years included the introduction of our softswitch technology and our gateway 2000, gateway 480 and Essentra product line. Our current competition and product lines are described in Item 4B - "Business Overview".

Our Consolidated Financial Statements are prepared in accordance with U.S. GAAP, and are the basis of our discussion and analysis of our financial condition and results of operations. Our reported amounts of assets, liabilities, revenues, expenses, and related disclosure of contingent assets and liabilities are based on certain estimates and judgments made in the preparation of our financial statements, which estimates and judgments are revised periodically as required. Our estimates and assumptions are based on factors such as analysis of prior years' experience, trends within our company, and within the telecommunications industry, and general economic conditions. However, actual results may differ from our estimates and assumptions as a result of varying market and economic conditions, and may result in lower revenues and bigger operating losses.

CRITICAL ACCOUNTING POLICIES

We have identified below our critical accounting policies. These policies are those that are both most important to the portrayal of our financial condition and results of operations and require our management's most difficult, subjective and complex judgments and estimates. Actual results may differ from these estimates under different assumptions or conditions.

Revenue Recognition: We recognize revenue when (1) we and a customer enter into a legally binding commitment to pay for products or services free of contingencies or significant uncertainties, (2) we deliver the products or fulfill our obligations to provide the services, (3) payment is fixed and determinable, and (4) collection is probable. We assess each sale to ensure that the above conditions are met. In contracts for which an acceptance provision is required by the customer, the Company defers revenue (and the related costs) until receiving the acceptance confirmation. Service and maintenance revenues are recognized over the period during which such services were rendered. Revenue earned on software arrangements involving multiple elements is allocated to each element based on the relative fair value of the elements. Fair value is determined based on vendor specific objective evidence
(VSOE) of the fair value of the elements. The VSOE of fair value of the elements is based on the price charged for the undelivered element when sold separately. This policy ensures that we report revenues in accordance with U.S. GAAP. Factors that could materially adversely affect our revenue recognition include longer payment terms, longer procurement cycles, financial viability of our customer base, the mix of products and services provided, failure to timely provide products and services to customers, and fewer large customers. Revenues from software licenses that require significant customization, integration and installation are recognized in accordance with Statement of Position 81-1 "Accounting for Performance of Construction - Type and Certain Production - Type Contracts (SOP 81-1), using contract accounting on a percentage of completion method, based on the relationship of actual costs incurred to total costs estimated to be incurred over the duration of the contract and in accordance with the "Input Method". Provision for estimated losses on uncompleted contracts are made in the period in which such losses are first determined, in the amount of the estimated loss on the entire contract. No such estimated losses were identified in the reported periods.

Allowance of Doubtful Accounts: We treat our estimated losses for customer failure or inability to make payments as allowances for doubtful accounts. These allowances are calculated based on ongoing assessments of our customer's financial conditions. Should our customer's financial conditions deteriorate, we may be required to increase allowance for doubtful accounts.

Restructuring Charges and Discontinued Operations: We separate the exit costs related to the disposal of discontinued operations as "non-operating costs". We present these costs as "discontinued operations" in our statements of operations. We include both past actual expenses and accruals for expected expenses, along with the write-off of fixed assets belonging to these discontinued segments. Exit costs relating to continuing operations are presented as "restructuring costs" within the operating expenses. In cases where actual costs differ from projected costs, we adjust the costs accordingly. These exit costs include, among other items, severance and notice payments to employees and other contractual obligations. In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities," which addresses the recognition, measurement, and reporting of costs associated with exit and disposal activities, including restructuring activities. SFAS No. 146 requires that costs associated with exit or disposal activities be recognized when they are incurred rather than at the date of a commitment to an exit or disposal plan. SFAS No. 146 also requires liabilities incurred in respect of such costs to be measured at fair value. SFAS No. 146 is effective for all exit or disposal activities initiated after December 31, 2002. The company will implement the rules set forth in SFAS No. 146 if such exit costs or disposal activities will take place.

Tax Allowance Practices: Our subsidiaries operate world-wide under various tax regimes, and as such, we are subject to the tax laws and regulations of many countries. At the end of every accounting period, we estimate our existing and future tax results, and create tax assets or liabilities, as applicable. As part of this process, we generally consult with reputable tax advisors in various overseas locations, and follow established tax precedents in our tax allowance practices. The tax expenses and benefits of the company of this process are reflected in our financial statements.

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

We recorded net sales in 2002 of $15.6 million, or 42%_lower than net sales in 2001 of $27 million. Net sales for 2002 were 58% lower than net sales in 2000 of $37.5 million. The decrease in net sales in 2002 was primarily attributable to continued weak market demand, financial difficulties of telecommunications carriers and service providers, excess PSTN capacity, longer sales cycles and turbulent global economic conditions, all of which affected the telecommunications industry and resulted in decreased capital expenditures by telecommunications customers. The decline in 2002 was also affected by the fact that ITXC Corp., drastically reduced purchases of our products, and ECI Telecom Ltd. did not make any purchases of our products in 2002. We do not expect any sales to ECI in 2003, and expect that sales to ITXC will be negligible.

Product revenues were $13.5 million, a decrease of 47% compared to year 2001 product revenues of $25.5 million, and a decrease of 61% compared to year 2000 product revenues of $34.9 million.

Services revenues from maintenance and other support services in 2002 were $2.1 million, an increase of 36% compared to year 2001 services revenues of $1.5 million, and a decrease of 21% compared to year 2000 services revenues of $2.6 million. Services revenues increased in 2002 compared with 2001 due to the award of several support contracts from our customers. Maintenance and other support services exceed ten percent (10%) of our total revenues for 2002.

Sales of our turnkey solutions (consisting of software, hardware and services) continue to comprise the most significant portion of sales in 2002. Other revenues were generated by licenses, projects and support. We expect this trend to continue.

As in 2000 and 2001, revenues from consulting for customization services in 2002 were negligible, because our sales mostly consist of turnkey projects that do not have customization requirements.

We distribute substantially all of our products through a combination of direct sales to telecommunications service providers, and indirectly via strategic partners, alliances, distributors, dealers and agents.

Sales to Deutsche Telekom and its T-Systems subsidiary in 2002 and to DataAccess (India) Limited each accounted for a significant portion of our net sales in 2002. We have entered into a frame agreement with DataAccess in which DataAccess committed to placing purchase orders in the amount of approximately $8 million during 2003 and during the first quarter of 2004. We expect that in 2003 these customers will continue to account for a significant portion of our net sales. If for any reason, our relationship with Deutsche Telekom or DataAccess is terminated, or if either of these key customers reduces purchases of our products, our business, financial condition and results of operations will be materially adversely affected.

Geographic revenues as a percentage of overall revenues changed as follows:

   o Sales in the Americas decreased to 10% of total revenues in 2002, compared to 35% of total revenues in 2001, and 22% in 2000.
   o Sales in Europe increased to 48% of total revenues in 2002, compared with 35% of total revenues in 2001, and 36% in 2000.
   o Sales in Asia Pacific increased to 39% of total revenues in 2002, compared with 25% of total revenues in 2001, and 21% in 2000.
   o Sales in the rest of the world decreased to 3% of total revenues in 2002, compared with 6% of total revenues in 2001, and 20% in 2000.

The difference in 2002 percentages in geographic revenue distribution from previous years is mainly a result of the increase in sales to Deutsche Telekom in Europe in 2002, and of our increased marketing focus on deregulating emerging markets in Asia. Sales in the Americas decreased significantly as a result of lower sales to ITXC during 2002.

To date, most of our global sales have been in U.S. dollars and have not been adversely affected by foreign currency fluctuations. If global business conditions require us to sell our solutions in other local currencies, our sales may be adversely affected by devaluation of local currencies against the U.S. dollar.

COST OF SALES

Cost of sales was $7.5 million or 48% of net sales in 2002, including an inventory write-off in the amount of $0.9 million. Cost of sales in 2001 was $10.9 million or 40% of net sales, including an inventory write-off in the amount of $1.4 million, compared with $13 million or 35% of net sales in 2000. Cost of goods for products in 2002 was $6.0 million, compared to $8.9 million in year 2001 and $12.2 million in 2000. Cost of services revenues was $0.7 million in 2002, compared with $0.5 million in 2001 and $0.9 million in 2000.

Cost of goods for products primarily include the cost of hardware that we must purchase to provide as part of our turnkey solutions, third party billing software, reserves for products and components in inventory, royalties to third parties, and other expenses associated with the provisioning of products. Cost of services primarily consist of salaries and travel expenses for rendering maintenance services to customers.

In 2001 and 2002, cost of sales decreased in absolute numbers but increased as a percentage of sales due to increased competition in the VOIP market resulting in lower prices for VOIP products. The cost of sales as a percentage of net sales may increase in the future due to increasingly competitive prices, and increased inventory-related costs. In years 2001 and 2002, we wrote off obsolete inventory product components in the amount of $1.4 million and $0.9 million, respectively.

In 2002, gross margins were 52% and 57% excluding inventory write-offs. In 2001, gross margins, including an inventory write-off for obsolete stock, was 60%, and excluding the inventory write-off was 65%. In 2000, gross margins were 65%. The decrease in 2002 was due in large part to price pressure generated by overall market weakness and intense competition. The decrease in gross margins over the past three years is also as a result of the shift to a full software-hardware solution which increased our cost of goods sold.

We believe that the gross margin may further decrease in future periods due to increased competition which may cause us to reduce prices of certain of our products and services, increased amounts paid for licensed technology to be incorporated in future products, a larger percentage of hardware components in our solutions, price increases in the cost of such hardware components, as well as higher standard requirements from our customers. In addition, we expect that our gross margins will be affected in future periods by the mix of hardware, software and services sold.

OPERATING EXPENSES

Research and development costs, net. Research and development costs, net were $6.1 million in 2002 or 39% of net sales, compared with $7.8 million, or 29% of net sales in 2001, and $8.3 million, or 22% of net sales in 2000. Although the actual amount spent on research and development costs decreased from previous years due to the decrease in research and development personnel resulting from the restructuring we effectuated in 2002, it grew as a percentage of sales due to decreased revenues. Research and development costs, net consist principally of salaries and benefits for software engineers, related facilities costs and activities and expenses associated with computer equipment used in software development. None of our software development costs have been capitalized during any of the reported periods as the amount of software development costs eligible for capitalization at this stage has historically been insignificant.

We believe that continued investment in research and development is essential to remain competitive in the marketplace and is directly related to the timely developments of new and enhanced products.

Our research and development efforts have been financed from internal resources and through programs sponsored by the Government of Israel through the Chief Scientist, as well as the European Commission through the Fifth Framework Programme.

We participate in a royalty-bearing program sponsored by the Chief Scientist in Israel. Pursuant to the terms of the royalty-bearing program of the Chief Scientist, we are required to pay a royalty of between 3% and 3.5% of net sales of products and related services developed in any project partially funded by the Chief Scientist, up to an amount of 100% of the grant obtained. For grants received under programs approved subsequent to January 1, 1999, royalties are payable up to 100% of the grant obtained plus interest at LIBOR. We expect to participate only in royalty bearing programs but we cannot make any assurances that we will be awarded any future grants.

Our research and development expenses in 2002 were net of participation from the Chief Scientist. In 2002 participation from the Chief Scientist was $1.7 million, of which $1.6 million attributed to the 2002 approved plan and additional $0.1 million from the 2001 plan. All of these participations are related to royalty bearing programs. Total cash receipts from the chief scientist in 2002 were $1.8 million of which $0.4 million were from the 2001 plan.

In 2002, we paid royalties to the Chief Scientist in an aggregate amount of approximately $0.6 million. We currently have an additional $0.1 million in accrued obligations to pay for royalties previously incurred under royalty bearing programs of the Chief Scientist.

In 2001, Chief Scientist participation was in the amount of $2.5 million. $1.7 million of that amount was related to 2001 plan while the other $0.8 million was due to 2000 plan all of which related to royalty bearing programs. Total cash grants received from the chief scientist in 2001 were $2.5 million, of which $1.4 million related to 2001 plan and $1.1 million to 2000 plan.

In 2001, we paid royalties to the Chief Scientist in an aggregate amount of approximately $0.9 million.

In 2000, total research and development expenses were net of participation from the Chief Scientist of $2.1 million. Royalty bearing participation due to 2000 plan and 1999 plan was $1.4 million and $0.6 million respectively while additional $0.1 million were royalty free and resulted from the MAGNET program (see "research and development consortia" below). Total cash grants received from the Chief Scientist were $1.0 million and $1.4 million for 2000 and 1999 royalty bearing plans respectively and additional $0.5 million related to the MAGNET program.

In 2000, we paid royalties to the Chief Scientist in an aggregate amount of approximately $0.2 million and had, at year-end, an additional $0.6 million in accrued obligations to pay for royalties previously incurred under royalty bearing programs of the Chief Scientist.

In January 2000 we joined the Fifth Framework Programme of the European Commission for a non-royalty bearing program. During the first quarter in 2003, we received 105,000 Euros from the program, and expect to receive up to 75,000 Euros in addition during the remainder of 2003. In 2002, total research and development grants from the Fifth Framework Programme were 50,000 Euros, compared with 100,000 Euros in 2001. In 2000, total research and development grants from the Fifth Framework Programme were 250,000 Euros.

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

We are a member in the International Packet Communication Consortium, formerly known as the International Softswitch Consortium, a nonprofit organization aimed at improving existing and new products related to the communications industry by promoting interoperable Internet protocol-based, real-time interactive communications and related applications. The Consortium endorses and supports foundation protocol and interface specifications, facilitates the creation of an open architecture testing environment, sponsors interoperability events, and provides information to its members relating to the foregoing.

Marketing and selling expenses

In 2002, marketing and selling expenses were $16.4 million or 105% of net sales in 2002, compared with $23.7 million, or 88% of net sales in 2001, and $23 million, or 61% of net sales in 2000. Marketing and selling expenses include salaries and benefits, sales commissions, travel expenses and related facilities costs for our sales, marketing, and distribution personnel, as well as reserves for potential damages to, loss of, or obsoleteness of trial systems. Marketing and selling expenses also include the costs of programs aimed at increasing revenue, such as advertising, trade shows and other market development programs.

As in 2001, the decrease in marketing and selling expenses in absolute terms in 2002 was the result of the further reductions in sales and marketing staff in certain territories. Despite the decrease in absolute terms, there was an increase as a percentage of sales. This is due to the relative levels of expenses and revenues, as marketing and sales expenses were not reduced in the same proportion that our revenues decreased, in order to avoid harming future revenue opportunities.

General and administrative expenses.

General and administrative expenses consist principally of salaries and benefits, outside legal, accounting and consultant fees, travel expenses, and related facility costs for management, finance, logistics, human resources, legal, information services, and administrative personnel. General and administrative expenses also include expenses associated with computing equipment and software used in the administration operations. General and administrative expenses were $4.5 million or 29% of net sales in 2002, compared with $6.4 million or 24% of net sales in 2001, and $6.7 million, or 18% of net sales in 2000. General and administrative expenses in 2002 decreased in absolute numbers due to the decrease in personnel and in office expenses resulting from the restructuring we effectuated in 2002, but increased as a percentage of sales due to reduced revenues over previous years.

Restructuring costs.

During 2002, we implemented a number of organizational changes due to substantial reduction in market demand, including a reduction in worldwide headcount of 108 employees, or approximately 42% of our workforce, reductions in the office facilities used for our activities, renegotiation of some of our office leases, moving to smaller office premises, and the closing of our sales offices in France, Italy, Spain, Sweden, and Australia. We recorded $1.3 million for severance and termination payments and other benefits. The total cost associated with these charges was $2.7 million, paid mostly in cash.

During 2001, organizational changes included a reduction in worldwide headcount of 140 employees, or approximately 40% of our workforce and reduction in the office facilities used for our activities. The total cost associated with these charges was $1.8 million, paid mostly in cash, ($0.3 million of restructuring costs related to Surf & Call segment were reclassified to discontinued operations).

OTHER INCOME (EXPENSE), NET

During 2002, we sold 4,608,165 shares of ITXC, representing the remainder of our holdings in ITXC, and realized net proceeds of approximately $13.1 million. In 2001, we sold 180,000 shares of ITXC Corp, and realized net proceeds of approximately $1.0 million. In 2000, we sold 779,743 shares of ITXC Corp. in the net amount of approximately $61.2 million and recorded a net gain of approximately $60.7 million, while we had other expenses of approximately $3 million.

FINANCING  INCOME, NET

Financing income, net was $0.4 million, or 3% of net sales in 2002, compared with $1.9 million, or 7% of net sales in 2001, and $3.2 million, or 8% in 2000. The decrease in financing income in 2002 was a result of lower cash balances and lower interest rates on deposits as well as fluctuations of other currencies against the U.S. dollar. The increase in financing income in 2000 compared to 1999 was primarily due to the interest income earned on cash and short-term investments resulting from the net proceeds of the sale of ITXC shares. See "Item 5B - Liquidity and Capital Resources" below.

TAX REFUNDS AND TAX BENEFITS

Net tax benefits in 2002 were $5.0 million, including a tax refund in the U.S. of $3.8 million. We paid taxes in the amount of $1.0 million for our various subsidiaries. The 2002 tax refund resulted from carry-back losses in 2001 against federal tax payments made in 2000. In addition, since the company sold its remaining shares in ITXC in 2002, it re-assessed its tax liability due to the change in circumstances and, as a result, decreased its tax liability by approximately $2.5 million.

Net tax benefits in 2001 amounted to $0.3 million, comprised of $0.6 million in net tax benefit, less $0.3 million tax paid for our various subsidiaries. Taxes on income in 2000 were $9 million, and income (before income taxes) was $47.4 million. These taxes were primarily for the gain on sale of ITXC shares, after deduction of net operating loss carryforwards for tax purposes.

We currently have two Approved Enterprise programs under the Law for the Encouragement of Capital Investments, 1959. Such programs are eligible for certain tax benefits for the first several years in which they generate taxable income. Income derived from an Approved Enterprise is subject to a zero tax rate for two years and up to an additional eight years of reduced corporate tax rate until the earlier of (i) seven to ten consecutive years, commencing the year in which the specific Approved Enterprise first generates taxable income, (ii) twelve years from commencement of production or (iii) fourteen years from the date of approval of the Approved Enterprise status. Some of our production and development facilities have been granted Approved Enterprise status. To date, neither of our Approved Enterprise programs has generated any taxable income.

As of December 31, 2002, we had net operating loss carryforwards in Israel of approximately $70 million for tax purposes, and net operating loss carry forwards in the U.S. of approximately $0.1 million. These net operating losses may be carried forward and offset against future taxable income under applicable tax laws. Tax benefits which apply to us under Israeli law do not apply to any income generated by any of our other subsidiaries.

DISCONTINUED OPERATIONS

In June 2001 we made a strategic decision to cease operations of our wholly owned subsidiary, TrulyGlobal Inc., after being unsuccessful in obtaining external financing, and we decided to merge TrulyGlobal's operations with VocalTec Communications, Inc. Expenses incurred by TrulyGlobal until June 30, 2001 were $4.4 million. The loss on the disposal of segment of $2.4 million included the disposal of fixed assets, the fulfillment of contractual obligations, severance payments and notice payments for those TrulyGlobal employees that were not retained by VocalTec. The merger was formally completed in November 2001, and our profit and loss figures for 2000 reflect this transaction according to U.S. GAAP.

In May 2002, we finalized the carve-out of our Surf&Call operations into a separate corporate entity, Surf&Call Solutions Ltd., in which we hold a minority interest with the remaining equity being held by a group of previous employees of the Surf&Call unit. Operating loss posted by the Surf & Call segment until March 31, 2001 were $0.6 million, while expenses on disposal of the segment were $1.8 million, including a $0.55 million convertible loan write-off and the write-off in the amount of $0.76 million for transferred equipment. The results of operations of Surf&Call were reclassified to be reported as discontinued operations in 2001 and 2000, and affected various items in our Income Statement for 2001 and 2000, although the net loss for 2001 and 2000 was unchanged.

Under the terms and conditions of the carve-out, VocalTec contributed to the new company certain technology used by the Surf&Call unit. Further, VocalTec transferred to the new company existing equipment of the Surf&Call unit valued at $0.76 million in exchange for a long-term note in such amount. VocalTec also provided a credit to purchase software products valued at up to $1.0 million. VocalTec made available to the new company a convertible loan in the amount of $0.55 million, and VocalTec agreed to provide certain administrative services to the new company in consideration for agreed-upon fees. In addition, we also transferred approximately fifteen employees to the newly-formed company. We received a minority interest and warrants in the newly-formed company granting us voting powers of 19.9%. We assigned to the new company all of our rights and obligations relating to the Surf&Call products under certain existing customer contracts. VocalTec and the new company serve as resellers of each other's products.

NET INCOME (LOSS)

Net loss from continuing operations in 2002 was $5.8 million, representing 37% of net sales or $0.48 per share. Net loss was $8.2 million representing 52% of net sales, or $0.68 per share, including a charge for restructuring costs of $2.7 million, or $0.22 per share, a charge for discontinued operations of $2.4 million representing $0.20 per share, a gain from our sale of ITXC shares of $10.3 million or $0.85 per share, a tax benefit of $5.3 million or $0.44 per share, and a charge due to an inventory write-off of $0.9 million or $0.07 per share.

Net loss from continuing operations in 2001 was $20.5 million, representing 76% of net sales or $1.69 per share. Net loss was $31.8 million representing 118% of net sales, or $2.62 per share, including a charge for restructuring costs of $1.8 million, or $0.14 per share, a charge for discontinued operations of $11.3 million or $0.93 per share, a gain from our sale of ITXC shares of $0.94 million or $0.08 per share, a tax benefit of $0.3 million or $0.02 per share, and a charge due to an inventory write-off of $1.4 million or $0.12 per share.

Net income from continuing operations in 2000 was $38.3 million representing 102% of net sales, representing $3.17 per share. Net income in 2000 was $28.8 million or 77% of net sales, or $2.39 per share, including a charge for discontinued operations of $9.5 million or $0.78 per share. This includes income from our sale of ITXC shares of $61 million or $5.03 per share. The net loss excluding the income from the sale of shares, less taxes and other expenses was $13.4 million, or $1.11 per share representing 36% of net sales.

Our net revenues for the first quarter of 2003 were $6.2 million, and our net loss was $1.3 million. This increase in revenues in the first quarter from previous quarters resulted primarily from increased purchases by the T-Systems subsidiary of the Deutsche Telekom Group.

In 2000 we began segment reporting for three business units: our core unit VocalTec,

TrulyGlobal, and Surf&Call, as described below. In May 2002 we carved out our Surf&Call business unit into a separate corporate entity, and in November 2001 we merged the operations of our TrulyGlobal subsidiary into VocalTec. As a result, there is no segment reporting in year 2002.

Our financial statements are reported in dollars and the vast majority of our sales are made in U.S. dollars. Most of our expenses are in New Israeli Shekels (NIS) and dollars. The cost of our operations in Israel, as expressed in dollars, is influenced by the extent to which any increase/decrease in the rate of inflation in Israel is not offset by the appreciation/depreciation of the NIS in relation to the dollar. In 2002, the rate of inflation in Israel was 6.5%. The rate of depreciation of the NIS in relation to the dollar was 7.3%. The depreciation of the NIS in relation to the dollar led to a lower dollar cost of operations in Israel.

LIQUIDITY AND CAPITAL RESOURCES

During the past three years, we covered our cash flow requirements using operating revenues, proceeds from gradual sales of our holdings of ITXC shares, grants from the Chief Scientist and other cash reserves.

As of December 31, 2002, we had approximately $17.7 million in cash, cash equivalents and short-term investments, comprised of $10 million in cash and cash equivalents and $7.7 million in short-term investments, and as of March 31, 2003, we had approximately $15.2 million in cash, cash equivalents and short-term investments. As of December 31, 2001 we had approximately $18.4 million in cash, cash equivalents and short-term investments, comprised of $9.9 million in cash and cash equivalents and $8.5 million in short-term investments. Some of our short-term investments consist of commercial papers currently rated A2/P2. We generally hold commercial papers until maturity. In addition, some of our cash is invested in time deposits, under which penalties are imposed if withdrawn before maturity.

As of December 31, 2002, we had working capital of approximately $14.7 million compared with working capital of $17.1 million on December 31, 2001. The net decrease in working capital during 2002 is net of proceeds from the sale of ITXC shares, and resulted primarily from our operating loss and various one-time charges. The decrease in cash and cash investments was a direct result of our usage of cash to cover our operating loss for the year, as net sales and gross margins decreased in 2002 and were insufficient to cover operating expenses.

Net cash used in operating activities was $12.5 million, $30.3 million, and $19.6 million for the years ending December 31, 2002, 2001, and 2000, respectively. The principal use of cash in each of these years was to fund our losses from operations. Amounts paid as income tax payments were $0.4 million in 2002, $0.1 million in 2001 and $6.4 million in 2000.

Net cash provided by investment activities was $12.6 million, $22.7 million, and $22.8 million for the years ending December 31, 2002, 2001, and 2000, respectively. Net cash provided by investing activities generally consists of short-term investments which matured during the relevant year. In years between 2000 and 2002, net cash provided by investments included proceeds from the sale of ITXC shares. In 2002 and 2001, net cash from short-term investments amounted to $0.8 million and $23.2 million, respectively. In 2000, we deposited $1.0 million in a long-term deposit account which matured in 2001. In 2000, cash deposited as short-term investments was $29.9 million. Proceeds from the sale of ITXC shares were $13.1 million in 2002, $1.0 million in 2001, and $61.2 million in 2000. In years 2001 and 2000, our investments in the shares of other companies amounted to $0.7 million, and $0.8 million, respectively. In 2002, we extended a convertible loan to Surf&Call in the amount of $0.6 million as part of the carve-out of Surf&Call (see Item 5A - Operating Results). Cash used for purchase of equipment was $0.8 million, $1.8, million, and $6.7 million for 2002, 2001 and 2000, respectively. Proceeds from the sale of equipment were $0.1 million in 2002, and were negligible in 2001.

In 2000, cash flows used for financing activities amounted to $17.6 million. An outstanding bank loan in the amount of $20.0 million received in 1999 was repaid in full in year 2000. The remaining cash flows from financing activities resulted from proceeds from the exercise of options under our stock option plans. As of December 31, 2002, we had bank guarantees in the amount of approximately $0.9 million.

We anticipate that operating expenses may exceed revenues, net of cost of sales in 2003 and possibly beyond if we do not sufficiently increase sales. Throughout 2002 and 2001, we undertook a series of cost reduction measures and may need to consider additional cost reduction measures in the future to further reduce our operating expenses. We believe that current cash and cash equivalents balances, and cash flows from operations and grants from the Chief Scientist will be sufficient to meet our anticipated cash needs for working capital and capital expenditures for at least the next 12 months. However, if our revenues were to decrease, whether due to a continued slowdown in the telecommunications industry, as a result of evolving industry standards and rapid technological changes that could result in our products being no longer in demand, the reduction in our product prices, or our failure to retain our customers, we may need to reduce our operating expenses or use more of our cash reserves to fund operating expenses. Similarly, in the event that the amounts we receive from research and development grants decline, we may need to reduce operating expenses and utilize more of our cash reserves for our operations. If such measures are insufficient, we may attempt to establish lines of credit or sell additional equity securities or debt securities. The continued weakness in the capital markets and the difficulties in raising funds faced by high technology companies that offer innovative technologies but have not yet achieved stable revenue streams is likely to make it difficult or impossible to raise additional capital, which will adversely affect our ability to sustain our current or future operations, research and development and sales infrastructures, and to compete in the VoIP market. Additional funding may not be available on favorable terms or at all.

In 2002 and to date, we have not incurred any debt.

Capital expenditures in 2002 were approximately $0.8 million compared with $1.8 million in 2001 and $6.7 million in 2000. The increase in 2000 was primarily due to investments in computer and other related equipment for expected growth and the establishment of our three business units. We anticipate that capital expenditures in 2003 will be between $0.7 million and $1.0 million. See Item 4A for further details.

The cost of our solutions increased during 2002 and 2001 from previous years as a result of a larger percentage of hardware components in our solutions, as well as due to price increases in the cost of such hardware components. We expect this trend to continue.

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

We maintain annual car leases in the amount of approximately $1.0 million, and our total liability for early termination of the leases is in the amount of up to $142,000.

INVENTORY AND RECEIVABLES

Inventories at the end of 2002 were $4.1 million compared with $3.6 million at the end of 2001 and $5.4 million at the end of 2000. The increase in inventory in 2002 was due to large quantities of inventory delivered to customers for deals that we expect to recognize revenues during 2003. The decrease in 2001 compared with 2000 was due to lower inventory levels and an accrual for inventory write-off of $1.4 million.

Trade receivables are from purchases of our products primarily by telecommunications companies and service providers. Trade receivables are presented at gross value, less reserves for unrecognized sales, and less reserves for doubtful accounts. Trade receivables net were approximately $0.7 million at the end of 2002, compared with $5.4 million at the end of 2001, and $8.4 million at the end of 2000.The reduction is due to the decline in our net sales and increased collection of customer payments prior to shipping products. The decrease in 2001 compared to 2000 was primarily due to lower net sales and more efficient collection processes. Net trade receivables increased slightly as a percentage of net sales in 2001. There can be no assurance that our reserves for bad debts are adequate due to the short history and lack of collection experience we have with these types of providers.

Other receivables were $2 million at the end of 2002 compared with $2.5 million at the end of 2001 and $3.9 million at the end of 2000. The decreases in 2002 and 2001 were due to lower interests on deposits, and accelerated actual grant payments received from the Chief Scientist. The increase in 2000 was due to an increase in accrued interest on deposits, pre-paid expenses and leasing deposits and was offset by a decrease in the Chief

Scientist receivables.

RECENT ACCOUNTING PRONOUNCEMENTS


In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities," which addresses the recognition, measurement, and reporting of costs associated with exit and disposal activities, including restructuring activities. SFAS No. 146 requires that costs associated with exit or disposal activities be recognized when they are incurred rather than at the date of a commitment to an exit or disposal plan. SFAS No. 146 also requires liabilities incurred in respect of such costs to be measured at fair value. SFAS No. 146 is effective for all exit or disposal activities initiated after December 31, 2002. The Company does not expect the adoption of SFAS No. 146 to have a material impact on the Company's results of operations or financial position.


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

We have filed numerous patent applications in the United States and other countries with respect to certain technologies employed in our products. Some of those applications have already registered and we own those registered patents. In addition, we have filed trademark applications in the United States and other countries with respect to trademarks associated with us, and our products. Some of those applications have already been registered and we own those registered trademarks.

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

We could incur substantial costs and diversion of management resources with respect to the defense of any claims relating to proprietary rights that could have a material adverse effect on our business, financial condition or results of operations. If any such claims or actions are asserted or prosecuted against us, we may seek to obtain a license under a third party's intellectual property rights. There can be no assurance, however, that under such circumstances a license would be available on reasonable terms or at all. In the event a party that is successful in asserting a claim against us does not grant a license, such party could secure a judgment resulting in the award of damages, as well as injunctive or other equitable relief which could effectively block us from manufacturing, using, selling, or otherwise distributing its products.

VocalTec, Essentra, VocalTec Telephony Gateway, Internet Phone, Internet Phone Lite, Internet Voice Mail, VocalTec Conference Server, VocalTec Network Manager, VocalTec Gatekeeper, I2N, PassaPort, PassaFax, Surf&Call, Surf & Share, Internet Phone Call Waiting, VocalTec Surf&Call Center, VocalTec Unipop, Gateswitch, are all trademarks or registered trademarks of VocalTec. All other trademarks or registered trademarks used in this Annual Report on Form 20-F are the property of their respective owners.

RESEARCH AND DEVELOPMENT

We believe that our ability to enhance our current products, develop and introduce new products on a timely basis, maintain technological competitiveness and meet customer requirements is essential to our future success. Accordingly, we devote and intend to continue to devote a significant portion of our personnel and financial resources to research and development. We also intend to continue seeking and maintaining close relationships with our customers in order to remain responsive to their needs. We have a multi-disciplinary research and development team that specializes in audio and voice processing, computer and networking software, embedded software, hardware integration, and communications protocols and drivers. We seek to employ highly qualified technical personnel in order to maintain our technological expertise. In 2002, we invested $4.9 million compared with $8.8 million ($6.4 million without Surf&Call) in 2001 in our research and development efforts for salaried personnel, and $8.4 million in 2000.

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

SEE ITEM 5A "OPERATING RESULTS - RESEARCH AND DEVELOPMENT COSTS, NET".

5D. TREND INFORMATION

The turbulent economic events commencing in 2000 have resulted in an economic decline in all sectors of the telecommunications industry. Along with the downturn in capital markets, these events have precluded the establishment and financing of new potential customer carriers. In addition, existing telecommunications providers, including some of our customers, have sustained significant economic losses and have ceased operations or have been forced to reduce capital expenditures for 2002 and beyond in order to reduce debt and operating expenses. As part of such cost reduction measures, these carriers are delaying capacity upgrades, network expansions and the implementation of new technologies. The downturn in capital markets and continued reduction of capital expenditures by telecommunications carriers have resulted in decreased market demand for our products, and have adversely affected our revenues.

Notwithstanding the general decline in many sectors of the telecommunications industry over the past three years, long distance (international and domestic) Voice over Packet minutes grew approximately 146% percent to 69 billion minutes in 2002, according to Telegeography and Probe Research industry sources. Packet telephony networks generate in 2002 approximately 12% of the world's international traffic and 2% of the world's domestic long distance traffic. This continuing growth comes from expansion in wholesale international long distance networks, and the creation of new long distance networks in deregulating and developing economies. This analysis is shared by various industry firms such as Probe Research, Telegeography and iLocus. These analysts expect that the market forces led by deregulation and competition will continue to drive changes and innovation enabling faster, vibrant telecom growth - mainly in emerging economies like India positioned for exponential economic growth. On the basis of available market analyses and the company's involvement in the VOIP industry, we believe that deregulation will result in lower prices and government plans to increase the number of telephone lines (teledensity), requiring more flexible, dynamic networks that enable quicker deployment of new services and reduction in operational expenses to improve margins and shorten return on investment periods.

During 2002, we undertook cost reduction measures that resulted in restructuring charges of approximately $2.7 million. Among the restructuring measures in 2002, there was a reduction of approximately 42% of the total workforce (including the carve out of Surf & Call employees, presented as discontinued operations), and we closed our sales offices in Australia, Italy, France, Spain and Sweden, among other measures.

During 2001, we undertook cost reduction measures that resulted in a restructuring charge in the second quarter of approximately $1.6 million, and in the fourth quarter of approximately $0.2 million. Among the restructuring measures in 2001, there was a reduction of approximately 40% of the total workforce at that time, and a salary reduction of an average of above 12%, among other measures.


ITEM 6.           DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6A.        DIRECTORS AND SENIOR MANAGEMENT

The following sets forth certain information regarding our directors and executive officers:

      Name                             Position
      Dr. Elon A. Ganor                Chairman of the Board of Directors
                                       and Chief Executive Officer
      Ami Tal                          Director and Executive Vice President
                                       of Global Sales
      Yoav Chelouche                   Director
      Lior Haramaty                    Director
      Douglas Dunn                     Director
      Hugo Goldman                     Chief Financial Officer

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

LIOR HARAMATY is a co-founder of our company and was a major contributor in creating and propelling the Internet Telephony industry. Mr. Haramaty served as director since the company's inception in 1989 and held multiple executive positions until mid 2000. Currently he serves as a consultant to various companies, including StructuredWeb at which he also serves as a board member, and is the co-founder and CEO of Designfenzider, a New York based design firm.

DOUGLAS DUNN has served as director since January 2000. Mr. Dunn, former Vice President of Visual Communications and Multimedia Strategy at AT&T, has spent 26 years at the telecommunications and multimedia company where his business acumen spanned both the commercial sector and research arenas at Bell Laboratories. Mr. Dunn recently retired from his position as Dean of Carnegie Mellon University's Graduate School of Industrial Administration.

YOAV CHELOUCHE has served as director since July 2000. Mr. Chelouche is the Chairman of the Fantine Group. From November 1995 to mid-2001, Mr. Chelouche was President and Chief Executive Officer of Scitex Corporation Ltd., and was a director of Scitex from May 1996 to 2001. Since 1979, Mr. Chelouche has held several positions within Scitex, including executive vice president of marketing and business development. Mr. Chelouche qualifies as an External Director according to the Israel Companies Law - 1999.

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

6B.        COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

The aggregate compensation paid to all our directors and officers as a group during the fiscal year 2002 was approximately $1.3 million in salaries, directors' fees, and bonuses, and 272,200 options. 172,200 of these options were granted on February 8, 2002 at an exercise price of $1.82, and 100,000 of these options were granted on October 21, 2002 at an exercise price of $0.57. Options expire ten years after the date of the grant.

The aggregate total amounts set aside or accrued by the Company or its subsidiaries to provide for severance payments is approximately $0.5 million.

6C.        BOARD PRACTICES

The period during which our directors and senior management have each served in their respective offices is set forth in "Item 6A - Directors and Senior Management". There is no date of expiration of the current term of office of any of the senior management members. The expiration date of the terms of office of our directors are as follows: (a) for Yoav Chelouche in July 2003 and may be renewed for one additional three-year term; (b) Ami Tal's term as director expires at the 2005 annual shareholder's meeting and may be renewed;
(c) Elon Ganor's term as director expires at the annual shareholders meeting in 2003 and may be renewed; and (d) Lior Haramaty and Douglas Dunn, their respective terms as directors expire at the annual shareholders meeting in 2004 and may be renewed.

There are no service contracts between us or any of our subsidiaries and our directors in their capacity as directors providing for benefits upon termination of employment, except for the termination provisions included in the employment agreement of officers that also act as directors and that concern solely their termination from their positions as employees. In October 2000, we entered into Indemnification Agreements with our directors and senior management in order to assure continued service in an effective manner. The indemnification agreements provide protection against personal liability due to an act performed or failure to act in the capacity as a director or officer.

Our audit committee is comprised of Douglas Dunn, Yoav Chelouche and until April 2003 comprised also a third director that resigned for personal reasons. We are currently in the process of identifying and electing a new director that would replace such resigning director and would qualify as an external director under the Companies Law and as an independent director under the Nasdaq rules and would become a member of the audit committee. Mr. Lior Haramaty will serve on our Audit Committee until such replacement is found. While as of the date of this report, Mr. Haramaty does not qualify as an independent director under Nasdaq rules, he may become qualified within a few months, and our board believes that in these exceptional circumstances of the resignation of a previous independent director, the appointment of Mr. Haramaty to the Audit Committee is in the best interests of the company and its shareholders. Our compensation committee is comprised of Elon Ganor, Yoav Chelouche and Douglas Dunn. The purpose of the Audit Committee is to provide assistance to the Board of Directors in fulfilling its legal and fiduciary obligations with respect to matters involving the accounting, auditing, financial reporting and internal control functions of VocalTec and its subsidiaries as well as complying with the legal requirements under Israeli law and the Sarbanes-Oxley Act of 2002. The following are examples of functions within the authority of the Audit Committee:

o To detect irregularities in the management of our business and our internal controls procedures through, among other things, consultation with our internal and external auditors and to suggest to the Board of Directors methods to correct those irregularities.

o To decide whether to approve acts or transactions involving directors, executive officers, controlling shareholders and third parties in which directors, executive officers or controlling shareholders have an interest.

o To assist our Board of Directors in performing its duties to oversee our accounting and financial policies, internal controls, and financial reporting practices and to communicate on a regular basis with the company's outside auditors and review their operation and remuneration.

o To maintain and facilitate communication between our Board of Directors and our financial management and our auditors.

6D.        EMPLOYEES

At December 31, 2002, we employed 148 full time employees, of which 48 were employed in research and development (compared with 99 in 2001 and 142 in 2000), 65 were employed in sales and marketing (compared with 110 in 2001 and 152 in 2000),23 were employed in general and administrative (compared with 47 in 2001 and 86 in 2000), and 12 were employed in operations. Of these employees, 107 were based in our facilities in Israel, 18 in the United States, 18 in Asia Pacific and 5 in Europe. As of April 25, 2003 we employed a total of 146 full time employees. We believe that our relations with our employees are good. Neither our employees nor we are parties to any collective bargaining agreements, except for provisions of such agreements that are applicable to the industry by virtue of extension orders issued under applicable Israeli laws. During 2002, we eliminated 108 positions as part of our restructuring plans.

6E.        SHARE OWNERSHIP

As of April 25, 2003 each of the individuals listed in Item 6A beneficially owned less than one (1%) percent of our ordinary shares, and each such person's individual share ownership has not been previously disclosed to shareholders or otherwise made public, with the exception of Lior Haramaty who owns 425,000 shares and 85,000 options, and of Elon Ganor and Ami Tal who beneficially own the 940,050 shares held by LaCresta International Trading Inc., as well as 7,500 shares and 490,000 options held by Elon Ganor and 10,000 shares and 198,000 options held by Ami Tal.

We have established a number of employee option plans containing terms and conditions for the vesting and exercising of options granted to employees for the purchase of our ordinary shares.

The various employee stock option plans are as follows: (a) 1996 Stock Option And Incentive Plan; (b) 1997 Stock Option And Incentive Plan; (c) 1998 Stock Option And Incentive Plan; (d) 1999 Stock Option And Incentive Plan; (e) 2000 Master Stock Option Plan; and (f) 2003 Master Stock Option Plan containing a pool of 1 million options, which we will be filing with the SEC as part of our S-8 statement in the near future.

Options generally have a term of ten (10) years. Earlier termination may occur if the employee's employment with us is terminated or if certain corporate changes or transactions occur. Our Board of Directors determines the grant and the exercise price at the time the options are granted upon recommendation of the Compensation Committee.

The exercise price per share is usually granted at the approximate fair market value of the shares on the date of grant, as determined by the closing price for our ordinary shares as reported by the Nasdaq SmallCap Market on the date of grant for incentive stock options.

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


ITEM 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7A.        MAJOR SHAREHOLDERS

The following table sets forth, as of May 8, 2003, the number of our ordinary shares, which constitute our only voting securities, beneficially owned by (i) all shareholders known to us to own more than five percent (5%) of our outstanding ordinary shares, and (ii) all of our directors and executive officers as a group.


                                                          Ordinary Shares Beneficially Owned
                                                          ----------------------------------
Name and Address                                                Number          Percent
----------------                                                ------          -------
Deutsche Telekom A.G.                                         2,300,000           19%
Friedrich-Ebert-Allee 140
D-53113 Bonn, Germany
---------------------------------------------------------------------------------------------
LaCresta International Trading Inc. (1)                       1,366,250           11%
c/o L.C.I.T. S.A Dufourstrasse 131
P.O.B. 219 Zurich 8034, Switzerland
---------------------------------------------------------------------------------------------





Officers and directors as a group (2)                         2,090,062           17%
(7  persons)
---------------------------------------------------------------------------------------------

(1) Dr. Elon Ganor, who is VocalTec's Chairman of the Board and Chief Executive Officer, and Ami Tal, who is VocalTec's Executive Vice President of Global Sales and a Director, each own 50% of the outstanding voting shares of LaCresta. Dr. Ganor and Mr. Tal are brothers-in-law.

         Includes, in addition to the ordinary shares held by LaCresta of record, (i) 290,500 options for ordinary shares held by Dr. Ganor that are exercisable within 60 days of the date stated above and
         (ii) 118,200 options for ordinary shares held by Mr. Tal that are exercisable within 60 days of the date stated above, and (ii) 10,000 shares held by Mr. Tal and 7,500 shares held by Dr. Ganor.

(2) Includes (i) 707,512 ordinary shares for which options granted to officers and directors of our Company are exercisable within 60 days of the date stated above, and (ii) 940,050 ordinary shares held by LaCresta, which may be deemed to be beneficially owned by Dr. Ganor and Mr. Tal, and (iii) 10,000 shares held by Mr. Tal and 7,500 shares held by Dr. Ganor; and (iv) 425,000 ordinary shares held by Mr. Lior Haramaty. Does not include 529,688 ordinary shares for which options granted to officers and directors of our company are outstanding but are not currently or within 60 days exercisable.

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

7B.        RELATED PARTY TRANSACTIONS

A credit line in an amount of up to $25 million exists between VocalTec Communications Inc., as lender, and VocalTec Communications Ltd., as borrower, at the three months Libor interest rate. The largest amount outstanding during 2002 under this credit line was in the amount of $16.9 million. To date, approximately $18 million of the credit line has been used.

The company has engaged in various commercial transactions with its subsidiaries and associates, as follows:

o In November 2001, we entered into a Reseller Agreement with Deutsche Telekom A.G., in which Deutsche Telekom was appointed as a strategic reseller of our products. The Reseller Agreement was assigned to Deutsche Telekom's T-Systems International subsidiary, following changes in the organizational structure of Deutsche Telekom.

o In May 2002, we finalized the carve-out of our Surf&Call operations into a separate corporate entity, Surf&Call Solutions Ltd., in which we hold a minority interest with the remaining equity being held by a group of previous employees of the Surf&Call unit. Under the terms and conditions of the carve-out, VocalTec contributed to the new company certain technology used by the Surf&Call unit. Further, VocalTec transferred to the new company existing equipment of the Surf&Call unit valued at $0.76 million in exchange for a long-term note in such amount. VocalTec also provided a credit to purchase software products valued at up to $1.0 million. VocalTec made available to the new company a convertible loan in the amount of $0.55 million, and VocalTec agreed to provide certain services to the new company in consideration for agreed-upon fees. In addition, we also transferred approximately fifteen employees to the newly-formed company. We received a minority interest and warrants in the newly-formed company. In addition, VocalTec assigned to the new company all of its rights and obligations relating to the Surf&Call products. under certain existing VocalTec customer contracts. VocalTec and the new company serve as resellers of each other's products.

o We have been generating sales of our products to Deutsche Telekom's T-Systems subsidiary. During calendar year 2002, such sales significantly exceeded 10% of our net sales. Deutsche Telekom is a major shareholder of the company.

7C.      INTERESTS OF EXPERTS AND COUNSEL

Not applicable.


ITEM 8.  FINANCIAL INFORMATION

8A.      CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

Our consolidated financial statements are set forth elsewhere in this document.

EXPORT SALES

Export sales were $15.5 million or 99% of net sales in 2002, compared with $25.9 million, or 96% of net sales in 2001, and $32.9 million, or 88% of net sales, in 2000.

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

8B.        SIGNIFICANT CHANGES

Except as disclosed elsewhere in this annual report, there have been no other significant changes since December 31, 2002.


ITEM 9.    THE OFFER AND LISTING

9A.        OFFER AND LISTING DETAILS

Through May 8, 2003 for the periods indicated, the high and low reported trading prices of our ordinary shares as reported by Nasdaq were as follows:

                                              HIGH             LOW
                                              ----             ---
1998                                         24.62             5.56
1999                                         19.75             8.03
2000                                         53.25             3.50
2001                                         8.12              0.60
2002                                         3.02              0.26

2001
First quarter                                8.12              3.00
Second quarter                               4.00              1.86
Third quarter                                2.15              0.60
Fourth quarter                               3.68              1.01

2002
First quarter                                3.02              1.50
Second quarter                               1.82              0.83
Third quarter                                1.10              0.38
Fourth quarter                               1.34              0.26

Last six months

November 2002                                1.34              0.44
December 2002                                1.06              0.41
January 2003                                 0.69              0.47

February 2003                                0.77              0.51
March 2003                                   0.69              0.50
April 2003                                   0.97              0.56
May 2003 (through May 8)                     1.36              0.95

As of May 8, 2003, 12,127,058 of our ordinary shares were issued and outstanding. At such date, the last reported sale price of the ordinary shares was $1.17 per share, and the ordinary shares were held by 123 record holders. Of those 123 record holders, 94 are shown on our records as having United States addresses. The number of record holders in the United States is not representative of the number of beneficial holders nor is it representative of where such beneficial holders are resident since many of these ordinary shares were held of record by brokers or other nominees. As of April 25, 2003 we believe approximately 53% of our outstanding ordinary shares were held in the United States.

9B.        PLAN OF DISTRIBUTION

Not applicable.

9C.        MARKETS

Our ordinary shares have been quoted on the Nasdaq National Stock Market, Inc. since February 7, 1996 under the symbol "VOCLF," which was changed to "VOCL" on April 20, 1999. Our ordinary shares have also been quoted on the Easdaq Stock Market since October 17, 2000, under the symbol "VOCL". In December 2002, NASDAQ approved our application to transfer to the NASDAQ SmallCap Market, where the company's shares continued to be listed under the trading symbol "VOCL". We may be eligible to be uplisted back to the Nasdaq National Market if we meet the Nasdaq's uplisting criteria.

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

Our articles provide that directors are elected by an ordinary resolution of a general meeting of our shareholders. Our ordinary shares do not have cumulative voting rights in the election of directors. Accordingly, the holders of ordinary shares representing more than 50% of the voting power in our company have the power to elect all directors. However, our board of directors is divided into three classes: (a) one class to hold office until our annual meeting of shareholders to be held in 2003, (b) another class to hold office until our annual meeting of shareholders to be held in 2004 and
(c) a third class to hold office until our annual meeting of shareholders to be held in 2005.

We may, subject to the applicable provisions of the Companies Law, issue redeemable shares and subsequently redeem them. In addition, our board may make calls for upon shareholders in respect of any sum which has not been paid up in respect of any shares held by those shareholders.

Under the Companies Law, the disclosure requirements that apply to an office holder and are described below under "Approval of Specified Related Party Transactions Under Israeli Law" also apply to a controlling shareholder of a public company. A shareholder that holds more than 50% of the voting rights in a public company is deemed to be a controlling shareholder. Extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest, and the terms of compensation of a controlling shareholder who is an office holder, require the approval of the audit committee, the board of directors and the shareholders of the company. The shareholder approval requires that: (a) the majority of shares voted at the meeting, including at least one third of the shares of disinterested shareholders voted at the meeting, vote in favor of the transaction; or (b) the total number of shares of disinterested shareholders voted against the transaction does not exceed one percent of the aggregate voting rights in the company.

The Companies Law also requires a shareholder to act in good faith towards a company in which he holds shares and towards other shareholders and to refrain from abusing his power in the company, including in connection with voting at a shareholders' meeting on:


      o  Any amendment to the articles of association;
      o  An increase in the company's authorized capital;
      o  A merger; or
      o Approval of some of the acts and transactions that require shareholder approval.

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

Our articles contain provisions that could delay, defer or prevent a change in our control. These provisions include advance notice requirements and staggered board provision. Under the advance notice requirements, shareholders seeking to propose items for inclusion on the agenda for a general meeting of shareholders, must submit those items in writing to our corporate secretary not less than 60 days (or not less than 90 days for the nomination of candidates for election of directors) and not more than 120 days prior to the particular meeting. The staggered board provisions of our articles are described above under the caption "Rights, preferences and restrictions upon shares."

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

Directors are classified into three classes. Each class has a nearly equal number of directors, as determined by the Board of Directors. The terms for these classes of directors will expire at the annual shareholder meetings of 2003, 2004 and 2005. At each shareholder meeting, the successors of each class of directors whose terms expire are elected to hold office for a term expiring at the annual shareholders meeting held in the third year following the year of their election. The classified board structure may not be amended without the approval of the greater of (i) holders of not less than 75% of the voting power represented at a meeting in person or by proxy and voting thereon, or
(ii) holders of a majority of the outstanding voting power of all shares of the Company.

EXTERNAL DIRECTORS

We are subject to the provisions of the Companies Law. Under the Companies Law, companies incorporated under the laws of the State of Israel whose shares have been offered to the public in or outside of Israel are required to appoint two external directors. The Companies Law provides that a person may not be appointed as an external director if the person or the person's relative, partner, employer or any entity under the person's control, has, as of the date of the person's appointment to serve as external director, or had, during the two years preceding that date, any affiliation with the company, any entity controlling the company or any entity controlled by the company or by the controlling entity of the company. The term affiliation includes:

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

INDEPENDENT DIRECTORS

We are subject to the rules of the Nasdaq applicable to listed companies. Under the Nasdaq rules, we are required to appoint a minimum of three independent directors. The independence standard under the Nasdaq rules excludes current employees, former employees of a company or of any of its affiliates for a period of three years after cessation of employment, as well as any immediate family member of an executive officer of a company or of any of its affiliates. Until April 2003, three of our current directors met the independence standard of the Nasdaq rules. As a result of the resignation of one of our independent directors in April 2003 due to personal reasons, we are currently in the process of searching and electing a new director who will qualify as an independent director.

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

An audit committee may not approve an action or a transaction with an office holder or a controlling shareholder or an entity in which they have a personal interest unless at the time of approval the two external directors are serving as members of the audit committee. In addition, at least one of the external directors must be present at the meeting in which an approval was granted. We appointed the external directors elected under the Companies Law to our audit committee. Our current audit committee consists of Yoav Chelouche and Douglas Dunn, and, we believe, is independent under Nasdaq rules. We are currently in the process of searching for a new external director to replace Ms. Shainski, who resigned from her position as director in April 2003. Mr. Lior Haramaty will serve on our Audit Committee until Ms. Shainski's replacement is finalized. While as of the date of this report, Mr. Haramaty does not qualify as an independent director under Nasdaq rules, he may become qualified within a few months, and our board believes that in these exceptional circumstances of the resignation of a previous independent director, the appointment of Mr. Haramaty to the Audit Committee is in the best interests of the company and its shareholders.

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

APPROVAL OF SPECIFIED RELATED PARTY TRANSACTIONS UNDER ISRAELI LAW

The Companies Law imposes a duty of care and a duty of loyalty on all of a company's office holders as defined below, including directors and executive officers. The duty of care requires an office holder to act with the level of care that a reasonable office holder in the same position would have acted under the same circumstances. The duty of loyalty generally requires an office holder to act in good faith and for the good of the company. An "office holder" as defined in the Companies Law is a director, a general manager, a chief executive officer, a deputy general manager, a vice general manager, other managers directly subordinate to the general manager and any person who fills one of the above positions without regard to title.

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

Under the Companies Law, the disclosure requirements that apply to an office holder also apply to a controlling shareholder of a public company. A controlling shareholder includes a shareholder that holds 25% or more of the voting rights in a public company if no other shareholder owns more than 50% of the voting rights in the company. Extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest, and the terms of compensation of a controlling shareholder who is an office holder, require the approval of the audit committee, the board of directors and the shareholders of the company. The shareholder approval requires that: (a) the majority of shares voted at the meeting, including at least one third of the shares of disinterested shareholders voted at the meeting, vote in favor of the transaction; or (b) the total number of shares of disinterested shareholders voted against the transaction does not exceed one percent of the aggregate voting rights in the company.

For information concerning the direct and indirect personal interests of certain of our office holders and principal shareholders in specified transactions with us, see "Item 7A - Major Shareholders".

EXCULPATION, INSURANCE AND INDEMNIFICATION OF DIRECTORS AND OFFICERS

Under the Companies Law, an Israeli company may not exempt an office holder from liability with respect to a breach of his duty of loyalty, but may exempt in advance an office holder from his liability to the company, in whole or in part, with respect to a breach of his duty of care. Under the Companies Law, a company may not indemnify an office holder, nor enter into an insurance contract that would provide coverage for any monetary liability incurred as a result of any of the following:

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

10C.       MATERIAL CONTRACTS NOT IN THE ORDINARY COURSE OF BUSINESS

Material contracts not in the ordinary course of business consist of the employment agreements between our company and Elon Ganor, our CEO, and Mr. Ami Tal, our Executive Vice President of Global Sales.

10D.       EXCHANGE CONTROLS

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

Neither our Articles of Association nor the laws of the State of Israel restrict in any way the ownership or voting of ordinary shares by non-residents of Israel, except with respect to citizens of countries that are in a state of war with Israel.

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

ISRAEL CORPORATE TAX CONSIDERATIONS

GENERAL CORPORATE TAX STRUCTURE

The regular rate of corporate tax, which Israeli companies are subject to, is currently

36%. However, the effective rate of tax payable by a company (such as ours) which derives income from an ''Approved Enterprise'' (as further discussed below) may be considerably lower.

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

Dividends paid out of income derived by an approved enterprise and dividends received from a company out of dividends it received from an approved enterprise are generally subject to withholding tax at the rate of 15% (deductible at the source). In the case of companies which do not qualify as a FIC, and which are at least 25% owned by non-

Israeli residents, the reduced rate of 15% is limited to dividends and distributions out of income derived during the benefits period and actually paid at any time up to 12 years thereafter. In addition, a company which elects the alternative benefits package and which, at any time, pays a dividend out of income derived from its approved enterprise during the tax holiday period, will be subject to corporate tax at the otherwise applicable rate of 25% (or lower in the case of a FIC) on the grossed up income out of which such dividend has been paid, and an additional 15% withholding tax in respect of the amount distributed. We have elected the alternative benefits with respect to our current approved enterprise, including the exemption pursuant to which we will enjoy a tax holiday for a period of two years and reduced tax rates for an additional period of up to eight years (depending on the percentage of foreign stock ownership in our company).

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

From time to time, the Government of Israel has discussed reducing the benefits available to companies under the Investment Law and currently such proposal is pending. The termination or substantial reduction of any of the benefits available under the Investment Law could have a material adverse effect on future investments by our company in Israel.

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

Under the law for the Encouragement of Industrial Research and Development, 1984 (the ''Research Law''), research and development programs that meet specified criteria and are approved by a committee of the Chief Scientist, are eligible for grants of up to 50% of the program's expenses, as defined by the committee. Under the provisions of Israeli law in effect until 1996, royalties of 2%-3% of the revenues derived in connection with products developed according to, or as a result of, a research and development program funded by the Chief Scientist must be paid to the State of Israel. Pursuant to an amendment effected in 1996 effective with respect to Chief Scientist programs funded in or after 1994, royalties generally at the rate of 3% during the first three years, 4% over the following three years and 5% in or after the seventh year of the revenues derived in connection with products developed according to such programs are payable to the State of Israel. The maximum aggregate royalties will not exceed 100% (for funding prior to 1994, 100%-150%) of the dollar-linked value of the total grants received. Pursuant to an amendment effected in 2000, effective with respect to Chief Scientist programs funded in or after 2000, the royalty rates described above were updated to 3% during the first three years and 3.5% in or after the fourth year, of the revenues derived in connection with products developed under such programs. Pursuant to an amendment effected on January 1, 1999, effective with respect to Chief Scientist programs approved in or after 1999, funds received from the Chief Scientist shall bear annual interest at a rate equal to LIBOR for twelve months.

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

In 2002, the Research Law was amended to, among other things, enable companies applying for grants from the Office of the Chief Scientist to seek prior approval for conducting manufacturing activities outside of Israel without being subject to increased royalties. However, this amendment will not apply to any of our existing grants. In addition, the amendment provides that one of the factors to be taken into consideration by the Office of the Chief Scientist in deciding whether to approve a grant application is the percentage of the manufacturing of the relevant product that will be conducted outside of Israel. Accordingly, should we seek additional grants from the Office of the Chief Scientist in connection with which we also seek prior approval for manufacturing products outside of Israel, we may not receive such grant or may receive a grant in an amount that is less than the amount we sought.

LAW FOR THE ENCOURAGEMENT OF INDUSTRY (TAXES), 1969

Pursuant to the Law for the Encouragement of Industry (Taxes), 1969, a company qualifies as an ''Industrial Company'' if it is a resident of Israel and at least 90% of its gross income in any tax year (exclusive of income from certain loans, capital gains, interest and dividends) is derived from an ''industrial enterprise'' it owns. An ''industrial enterprise'' is defined as an enterprise whose major activity, in a given tax year, is industrial production activity.

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

TAXATION UNDER INFLATIONARY CONDITIONS

The Income Tax Law (Inflationary Adjustments), 1985 (''Inflationary Adjustments Law'') is intended to neutralize the erosion of capital investments in business and to prevent tax benefits resulting from deduction of inflationary interest expenses. This law applies a supplementary set of inflationary adjustments to the normal taxable income computed under regular historical cost principles.

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

TAXATION OF OUR SHAREHOLDERS

CAPITAL GAINS AND INCOME TAXES; ESTATE AND GIFT TAX

Until January 1, 2003, the basic capital gains tax rate applicable to corporations was 36% and the capital gains tax rate for individuals was based on the individual's tax bracket up to 50%. Since January 1, 2003 the capital gains tax rate for both individuals and corporations is 25%. Capital gains on assets acquired prior to January 1, 2003 and disposed of after January 1, 2003 will be taxed on proportional basis such that the applicable tax rate before and after January 1, 2003 will be applied to the portion of the holding period before and after January 1, 2003. Specific tax rates apply to sales of publicly traded securities as described below. These tax rates are subject to the provisions of any applicable bilateral double taxation treaty. The treaty concerning double taxation between the United States and Israel (the
"Treaty") is discussed below.

Israeli law generally imposes a capital gains tax on the sale of publicly traded securities. Pursuant to changes made to the Israeli Income Tax Ordinance in January 2003, capital gains on the sale of our ordinary shares will generally be subject to Israeli capital gains tax, generally at a rate of 15%. However, as of January 1, 2003 nonresidents of Israel will be exempt from capital gains tax in relation to the sale of our ordinary shares for so long as (a) our ordinary shares are listed for trading on a stock exchange outside of Israel, (b) the capital gains are not accrued or derived by the nonresident shareholder's permanent enterprise in Israel, (c) the ordinary shares in relation to which the capital gains are accrued or derived were acquired by the nonresident shareholder after the initial listing of the ordinary shares on a stock exchange outside of Israel and (d) neither the shareholder nor the particular capital gain is otherwise subject to certain sections of the Israeli Income Tax Ordinance. In addition, under the Treaty, a holder of ordinary shares who is a United States resident will be exempt from Israeli capital gains tax on the sale, exchange or other disposition of such ordinary shares unless the holder owns, directly or indirectly, 10% or more of our voting power during the 12 months preceding such sale, exchange or other disposition.

Individuals who are non-residents of Israel are subject to a graduated income tax on income accrued or derived from sources in Israel. On the distribution of dividends other than stock dividends, income tax at the rate of 25% (15% in the case of dividends distributed from the taxable income attributable to an Approved Enterprise) is withheld at source, unless a different rate is provided in a treaty between Israel and the shareholder's country of residence. If the dividend recipient holds 10% of our voting stock for a certain period prior to the declaration and payment of the dividend, we are only required to withhold at a 12.5% rate. A non-resident of Israel who has interest, dividend or royalty income derived from or accrued in Israel, from which tax was withheld at source, is generally exempt from the duty to file tax returns in Israel in respect of such income, provided such income was not derived from a business conducted in Israel by the taxpayer.

Israel presently has no estate or gift tax.

UNITED STATES FEDERAL TAX INCOME CONSIDERATIONS

The following discussion of United States federal income tax considerations is based on the United States Internal Revenue Code of 1986, as amended (the "Code"), Treasury regulations, judicial decisions and published positions of the United States Internal Revenue Service (the "IRS"), all as in effect on the date hereof. This discussion does not address all aspects of United States federal income taxation (including potential application of the alternative minimum tax) that may be relevant to a particular shareholder based on such shareholder's particular circumstances. In particular, the following discussion does not address the United States federal income tax consequences of purchasing, holding or disposing of our ordinary shares to shareholders who own

(directly, indirectly or through attribution) 10% or more of our outstanding voting stock or who are broker-dealers, insurance companies, tax-exempt organizations, financial institutions, non-resident aliens of the United States or U.S. Holders (as defined below) whose functional currency is not the U.S. dollar. The following discussion also does not address any aspect of state, local or non-United States tax laws. Further, this summary generally considers only a U.S. Holder that will own our ordinary shares as capital assets (generally, assets held for investment). Each prospective investor is advised to consult such person's tax advisor with respect to the specific United States federal, state and local tax consequences to such person of purchasing, holding or disposing of our ordinary shares.

TAXATION OF U.S. HOLDERS

For purposes of this discussion, a "U.S. Holder" means any beneficial owner of our ordinary shares who, for United States federal income tax purposes, is:
(i) a citizen or resident of the United States: (ii) a corporation or partnership organized under the laws of the United States or any state thereof or the District of Columbia; (iii) an estate the income of which is included in gross income for United States federal income tax purposes regardless of source; or (iv) a trust, if a United States court is able to exercise primary supervision over its administration and one or more United States fiduciaries have the authority to control all of its substantial decisions. A "non-U.S. Holder" is any beneficial owner other than a U.S. Holder. If a partnership holds our ordinary shares, the United States federal income tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. If you are a partner in a partnership holding our ordinary shares, you should consult your tax advisor.

Distributions. We do not anticipate that we will make distributions to shareholders in the foreseeable future. If we do make any such distributions, the gross amount of such distributions (before reduction for any Israeli withholding tax) will be included in the gross income of U.S. Holders to the extent of our earnings and profits, as calculated under United States federal income tax principles. Such dividends will not qualify for the dividends received deduction available in certain circumstances to corporate holders. Subject to the PFIC discussion below, to the extent that any such distribution exceeds our earnings and profits, such distribution will be treated as a non-taxable return of capital to the extent of the U.S. Holder's adjusted basis in our ordinary shares and thereafter as taxable capital gain. For United States federal income tax purposes, the amount of any dividend that we pay in NIS to a U.S. Holder will equal the U.S. dollar value of such NIS at the exchange rate in effect on the date the dividend is considered to be received by the U.S. Holder, regardless of whether the NIS are actually converted into U.S. dollars at that time. A U.S. Holder who receives a foreign currency distribution and converts the foreign currency into U.S. dollars subsequent to receipt will have foreign exchange gain or loss, based on any appreciation or depreciation in the value of the foreign currency against the U.S. dollar, which will generally be United States source ordinary income or loss.

Credit for Israeli Taxes Withheld. Any dividends that we pay to a U.S. Holder with respect to our ordinary shares generally will be treated for United States federal income tax purposes as foreign-source income. Subject to certain conditions and limitations, any Israeli taxes withheld or paid with respect to dividends on our ordinary shares generally will be eligible for credit against the U.S. Holder's United States federal income tax liability. Such limitations include extensive separate computation rules under which foreign tax credits allowable with respect to specific classes of foreign-source income cannot exceed the United States federal income taxes otherwise payable with respect to such classes of income. Subject to the particular circumstances of a U.S. Holder, any dividends with respect to our ordinary shares generally will be classified as "passive income" for foreign tax credit purposes.

Alternatively, a U.S. Holder may elect to claim a United States tax deduction for any such Israeli tax, but only for a tax year in which the U.S. Holder elects to do so with respect to all foreign income tax as paid. In addition, a non-corporate U.S. Holder cannot elect to deduct Israeli taxes if such U.S. Holder does not itemize deductions.

Dispositions. In general, any gain or loss recognized by a U.S. Holder on the sale or other disposition of our ordinary shares will be United States-source income or loss for purposes of the United States federal foreign tax credit limitation. However, a U.S. Holder who is also a United States Treaty Resident and who sells our ordinary shares in Israel may elect to treat gain from the sale or other disposition of our ordinary shares as foreign-source income for purposes of the United States federal foreign tax credit limitation. Under current law, it is uncertain whether a similar election may be made to treat losses from the sale or other dispositions of our ordinary shares as a foreign-source for purposes of such tax credit limitation. U.S. Holders should consult their tax advisors regarding the application of the United States federal foreign tax credit limitation to gain or loss recognized on the disposition of our ordinary shares and the treatment of any foreign currency gain or loss on any NIS received in respect of the sale or other disposition of our ordinary shares.

PASSIVE FOREIGN INVESTMENT COMPANY STATUS

Generally a non-United States corporation is treated as a PFIC for United States federal income tax purposes if either (i) 75% or more of its gross income (including the pro rata gross income of any company (United States or non-United States) in which such corporation is considered to own 25% or more of the stock by value) for the taxable year is passive income, generally referred to as the "income test," or (ii) 50% or more of the average value of its assets (including the pro rata value of the assets of any company in which such corporation is considered to own 25% or more of the stock by value) during the taxable year produce or are held for the production of passive income in the taxable year, generally referred to as the "asset test".

We do not believe that we should be treated as a PFIC for any tax year through and including the tax year ended December 31, 2002. Our conclusion in this regard is based upon advice received from our accountants in 2002 that, given the general decline in the value of the stock market, it would be unreasonable to determine the value of our assets with reference to our market capitalization plus our liabilities, and that it would instead be appropriate to measure the value of our assets with reference to the value of our identifiable assets. Applying this methodology, we would not have been a PFIC for 2001 or 2002.

Notwithstanding our conclusion, however, the statutory provisions, legislative history and administrative pronouncements with respect to the principles under which the asset test is to be implemented leave unanswered a number of questions pertaining to the valuation of a publicly traded foreign corporation's assets. In the absence of regulations, case law or other guidance from the IRS that address these questions, there is uncertainty with respect to the appropriate method for implementing the asset test. Accordingly, the IRS may disagree with this conclusion, asserting that the value of our assets should be determined by reference to the trading value of our ordinary shares and that, therefore, we were characterized as a PFIC during 2001 and 2002 based upon the trading value of our shares coupled with the fact that a significant portion of our assets consisted of cash. Thus, there can be no assurance that we were not a PFIC during 2001 or 2002.

In view of this uncertainty and the complexity of the issues surrounding our possible treatment as a PFIC for 2001, 2002 and possibly for subsequent years, U.S. Holders are urged to consult their tax advisors for guidance.

If we were deemed to be a PFIC for any taxable year during which a U.S. Holder held ordinary shares and such holder failed to make either a "QEF election" or a "mark-to-market election" (each as described below):

      o gain recognized by the U.S. Holder upon the disposition of, as well as income recognized upon receiving certain dividends on, our ordinary shares would be taxable as ordinary income;

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

      o the U.S. Holder would be required to file an annual return on IRS Form 8621 regarding distributions received on, and gain recognized on dispositions of, our ordinary shares; and

      o any U.S. Holder who acquired our ordinary shares upon the death of a U.S. Holder would not receive a step-up of the income tax basis to fair market value of such shares. Instead, such U.S. Holder beneficiary would have a tax basis equal to the decedent's basis, if lower.

Although a determination as to a corporation's PFIC status is made annually, an initial determination that a corporation is a PFIC for any taxable year generally will cause the above described consequences to apply for all future years to U.S. Holders who held shares in the corporation at any time during a year when the corporation was a PFIC and who did not timely make a QEF election or mark-to-market election (each as discussed below) with respect to such shares with their United States federal income tax return for the first tax year in which such U.S. Holder owned the shares and the corporation was a PFIC. This will be true even if the corporation ceases to be a PFIC in later years. However, with respect to a PFIC that does not make any distributions or deemed distributions, the above tax treatment would apply only to U.S. Holders who realize gain on their disposition of shares in the PFIC.

In the event that we were deemed to be a PFIC for 2001 and 2002, if a U.S. Holder made a timely and valid QEF election with respect to our ordinary shares:

o the U.S. Holder would be required for each taxable year for which we are a PFIC to include in income such holder's pro rata share of our (i) ordinary earnings as ordinary income and (ii) net capital gain as long-term capital gain, in each case computed under United States federal income tax principles, even if such earnings or gains have not been distributed, unless the shareholder makes an election to defer this tax liability and pays an interest charge;

o the U.S. Holder would not be required to include any amount in income for any taxable year during which we do not have ordinary earnings or net capital gain; and

o the U.S. Holder would not be required to include any amount in income for any taxable year for which we are not a PFIC.

The QEF election is made on a shareholder-by-shareholder basis. Thus, any U.S. Holder of our ordinary shares can make its own decision whether to make a QEF election. A QEF election applies to all shares of the PFIC held or subsequently acquired by an electing U.S. Holder and can be revoked only with the consent of the IRS. It should be noted that U.S. Holders may not make a QEF election with respect to an option to acquire ordinary shares, and that certain classes of investors (for example, consolidated groups and grantor trusts) are subject to special rules regarding the QEF election. For those U.S. Holders whose tax advisors believe that we were a PFIC for 2002 or for any subsequent years and notify us in writing of their request for the information required to effectuate the QEF Election, we may make such information available to them.

In the event that we were deemed to be a PFIC for 2001 and/or 2002 and a U.S. Holder failed to make a QEF election for the first taxable year that we were a PFIC and such

U.S. Holder owned our ordinary shares, the U.S. Holder could obtain treatment similar to that afforded a shareholder who has made a timely
QEF election by making a QEF election and a deemed sale election or "purging election" for the same taxable year. If a purging election is made, the U.S. Holder will be treated if it had sold our ordinary shares for their fair market value on the last day of the taxable year and will recognize gain, but not loss, on such deemed sale in accordance with the general PFIC rules, including the interest charge provisions described above. Thereafter, the U.S. Holder's interest will be treated as an interest in a QEF.

Alternatively, a U.S. Holder of shares in a PFIC can elect to mark the shares to market annually, recognizing as ordinary income or loss each year the shares are held, as well as on the disposition of the shares, in an amount equal to the difference between the U.S. Holder's adjusted tax basis in the PFIC stock and its fair market value. Losses are allowed only to the extent of net mark-to-market gains previously included in income by the U.S. Holder under the election in prior taxable years. As with the QEF election, a U.S. Holder who makes a mark-to-market election will not be subject to the ratable allocations of gain, the interest charge, and the denial of basis step-up at death described above. A mark-to-market election is irrevocable (except to the extent that our ordinary shares are no longer marketable or the IRS consents to a revocation of the election) and continues to apply even if the PFIC loses its status as such.

U.S. HOLDERS OF OUR ORDINARY SHARES ARE URGED TO CONSULT THEIR TAX ADVISORS ABOUT THE PFIC RULES, INCLUDING THE POSSIBILITY, AND ADVISABILITY OF, AND THE PROCEDURE AND TIMING FOR MAKING A QEF OR MARK-TO-MARKET ELECTION IN CONNECTION WITH THEIR HOLDING OF ORDINARY SHARES, INCLUDING OPTIONS TO ACQUIRE OUR ORDINARY SHARES.

TAXATION OF NON-U.S. HOLDERS

Subject to the discussion below with respect to the United States backup withholding tax, a non-U.S. Holder (i.e., any person other than a U.S. Holder) generally will not be subject to United States federal income tax on dividends from us, if any, or gain from the sale or other disposition of ordinary shares, unless (i) such income is effectively connected with the conduct by the non-U.S. Holder of a United States trade or business, and in the case of a resident of a country which has an income tax treaty with the United States, such income is attributable to a permanent establishment (or in the case of an individual, a fixed place of business) in the United States; or (ii) with respect to any gain on the sale or other disposition of ordinary shares realized by an individual non-U.S. Holder, such individual non-U.S. Holder is present in the United States for 183 days or more in the taxable year of the sale or other disposition and meets certain other conditions.

BACKUP WITHHOLDING AND INFORMATION REPORTING

Under the Code, under certain circumstances, United States tax information reporting and "backup withholding" of United States federal income tax on dividends on, and the proceeds of dispositions of, our ordinary shares may apply to both U.S. Holders and non-U.S. Holders. Backup withholding will not apply, however, to a holder who furnishes a correct taxpayer identification number or certificate of foreign status and makes any other required certification or who is otherwise exempt from backup withholding. Generally, a U.S. Holder will provide such certification on IRS Form W-9, and a non-U.S. Holder will provide such certification on IRS Form W-8. Any amounts withheld under the United States backup withholding rules will be allowed as a refund or credit against the U.S. Holder's or the non-U.S. Holder's United States federal income tax liability, provided the required information is furnished to the IRS.

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

Principal (National) Amounts by Expected Maturity in U.S. Dollars:


                    Fair Market Value on December 31, 2002
                     (in thousands, except interest rates)

           ----------------------------------------------------------
                      Dec 31, 2002 FY 2003
           ----------------------------------------------------------
           Total Portfolio                       17,736       17,736
           ----------------------------------------------------------
           Average Interest Rate                  1.53%        1.53%
           ----------------------------------------------------------
           Average Duration (Month)                 0.4          0.4
           ----------------------------------------------------------
           Cash Equivalents (up to three         17,258
           months maturity)
           ----------------------------------------------------------
           Average Interest Rate                  1.52%
           ----------------------------------------------------------
           Short Term Investments                   477
           (three-twelve months maturity)
           ----------------------------------------------------------
           Average Interest Rate                  1.95%
           ----------------------------------------------------------


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


Item 15.          CONTROLS AND PROCEDURES

15A.  EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES

During the ninety-day period prior to the filing of this quarterly report, we performed an evaluation under the supervision of our Chief Executive Officer
(CEO) and Chief Financial Officer (CFO), of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-14(c) and 15d-14(c) under the Securities Exchange Act of 1934, as amended). Following that evaluation, we concluded that based on the evaluation, the design and operation of our disclosure controls and procedures were effective in alerting them on a timely basis to material information relating to us (including our consolidated subsidiaries) required to be included in our reports files or submitted under the Securities Exchange Act of 1934, as amended.

15B.  CHANGES IN INTERNAL CONTROLS

Since the date of the evaluation, there have been no significant changes in our internal controls or in factors that could significantly affect internal controls, and we have not identified any significant deficiencies or material weaknesses in our internal controls.

ITEM 16.          RESERVED

                                  Part Three


ITEM 17.          FINANCIAL STATEMENTS

Not applicable.


ITEM 18.          FINANCIAL STATEMENTS

           CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2002

                                   CONTENTS


                                   CONTENTS


                                                                          Page

REPORT OF INDEPENDENT AUDITORS                                             F2

CONSOLIDATED FINANCIAL STATEMENTS

  Consolidated Balance Sheets                                              F3

  Consolidated Statements of Operations                                    F4

  Statements of Changes in Shareholders' Equity                            F5

  Consolidated Statements of Cash Flows                                    F6

  Notes to the Consolidated Financial Statements                        F7 - F38



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

         (e) Summary of Lease Agreement for Herzliya Business Park, Building D, by and between VocalTec Communications Ltd. and Gemel Tsu'a Lehashka'ot Ltd. Herzeliya lease, dated July 20, 1998, previously filed with the SEC on June 30, 2001 as
                  Exhibit 4.1(e) to the Company's Annual Report on Form 20-F for the year ended December 31, 2000, which is incorporated herein by reference.

         (f) Amendment to the Lease Agreement for Herzliya Business Park, Building D, by and between VocalTec Communications Ltd. and Gemel Tsu'a Lehashka'ot Ltd. Herzeliya lease, entered into on June 19, 2002.

         (g) Lease Agreement Fort Lee Executive Park, by and between VocalTec Communications Inc. and Executive Park LLC., dated March 7, 2003.

8. List of Subsidiaries.

10.1 Certification of CEO and CFO of VocalTec Communications Inc. pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

                                  SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and it has duly caused and authorized the undersigned to sign this annual report on its behalf.

By:                        /s/ Elon Ganor
Name:                      ELON GANOR
Title:                     CHAIRMAN OF THE BOARD OF DIRECTORS
                           AND CHIEF EXECUTIVE OFFICER


By:                        /s/ Hugo Goldman
Name:                      HUGO GOLDMAN
Title:                     CHIEF FINANCIAL OFFICER


VOCALTEC COMMUNICATIONS LTD.

Date: May 12, 2003

                                 CERTIFICATION


I, Elon Ganor, certify that:

1. I have reviewed this annual report on Form 20-F of VocalTec Communications Ltd.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

         a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;
         b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and
         c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

         a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and
         b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.



Date: May 12, 2003


                                            /s/ Elon Ganor
                                            ---------------------------------
                                               Elon Ganor
                                            Chief Executive Officer

                                 CERTIFICATION


I, Hugo Goldman, certify that:

1. I have reviewed this annual report on Form 20-F of VocalTec Communications Ltd.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

         a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;
         b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and
         c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

         a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and
         b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.



Date: May 12, 2003


                                             /s/ Hugo Goldman
                                             -------------------------------
                                               Hugo Goldman
                                             Chief Financial Officer

                                 CERTIFICATION

         In connection with the Annual Report on Form 20-F of VocalTec Communications Ltd. (the "Company") for the fiscal year ended December 31, 2002 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), Elon Ganor, as Chief Executive Officer of the Company, and Hugo Goldman, as Chief Financial Officer of the Company, each hereby certifies, pursuant to 18 U.S.C. ss. 1350, as adopted pursuant to ss. 906 of the Sarbanes-Oxley Act of 2002, that, to the best of my knowledge:

         (1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

         (2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.


/s/ Elon Ganor
_______________________________
Name: Elon Ganor
Title:  Chief Executive Officer
Date:   May 12, 2003


/s/ Hugo Goldman
_______________________________
Name: Hugo Goldman
Title:  Chief Financial Officer
Date:   May 12, 2003

This certification accompanies the Report pursuant to ss. 906 of the Sarbanes-Oxley Act of 2002 and shall not, except to the extent required by the Sarbanes-Oxley Act of 2002, be deemed filed by the Company for purposes of ss.18 of the Securities Exchange Act of 1934, as amended.

A signed original of this written statement required by Section 906 has been provided to VocalTec Communications Ltd. and will be retained by VocalTec Communications Ltd. and furnished to the Securities and Exchange Commission or its staff upon request.

-------------------------------------------------------------------------------
               VOCALTEC COMMUNICATIONS LTD. AND ITS SUBSIDIARIES
-------------------------------------------------------------------------------


                       CONSOLIDATED FINANCIAL STATEMENTS
                            as of December 31, 2002

-------------------------------------------------------------------------------
               VOCALTEC COMMUNICATIONS LTD. AND ITS SUBSIDIARIES
-------------------------------------------------------------------------------





           CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2002

                                In U.S. dollars



                                   CONTENTS


                                                                          Page

REPORT OF INDEPENDENT AUDITORS                                             F2

CONSOLIDATED FINANCIAL STATEMENTS

  Consolidated Balance Sheets                                              F3

  Consolidated Statements of Operations                                    F4

  Statements of Changes in Shareholders' Equity                            F5

  Consolidated Statements of Cash Flows                                    F6

  Notes to the Consolidated Financial Statements                        F7 - F38




                                  # # # # # #

                        REPORT OF INDEPENDENT AUDITORS



To the Shareholders of
VocalTec Communications Ltd. and its subsidiaries:


We have audited the accompanying consolidated balance sheets of VocalTec Communications Ltd. and its subsidiaries (the "Company") as of December 31, 2002 and 2001, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2002. Our audits also included the financial statement schedule listed at Item 8A. These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above, present fairly, in all material respects, the financial position of the Company and its subsidiaries as of December 31, 2002 and 2001, and the consolidated results of their operations and cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States. Also, in our opinion, the related financial statements schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.



                                                     Luboshitz Kasierer
                                                   An Affiliate Member of
                                                 Ernst & Young International


Tel-Aviv, Israel
January 30, 2003



                                     -F2-

               VOCALTEC COMMUNICATIONS LTD. AND ITS SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
               In thousands of U.S. dollars (except share data)


                                                                                 December 31
                                                                           ----------------------------
                                                              Note              2002             2001
                                                              ----              ----             ----
CURRENT ASSETS
  Cash and cash equivalents                                    (3)             10,016            9,860
  Short-term investments                                       (4)              7,720            8,496
  Trade receivables, net (*)                                   (5)                744            5,406
  Other receivables                                            (6)              2,035            2,502
  Inventories                                                  (7)              4,086            3,608
                                                                              -------          -------
       Total current assets                                                    24,601           29,872
                                                                              -------          -------

INVESTMENTS AND LONG-TERM DEPOSITS
  Investments in ITXC shares                                   (8)
    Available for sale                                                              -           12,955
    Cost                                                                            -            1,701
                                                                              -------          -------
                                                                                    -           14,656
  Other investment                                             (8)                  -              256
  Severance pay funds                                                           1,431            1,757
                                                                              -------          -------
                                                                                1,431           16,669
                                                                              -------          -------
EQUIPMENT, NET                                                 (9)              2,475            5,020
                                                                              -------          -------
                                                                               28,507           51,561
                                                                              =======          =======
CURRENT LIABILITIES
  Trade payables                                                                2,814            5,093
  Accrued expenses and other liabilities                      (10)              5,996            7,621
  Deferred revenues                                                             1,086               41
                                                                              -------          -------
                                                                                9,896           12,755
                                                                              -------          -------
LONG-TERM LIABILITIES
  Deferred income taxes                                       (20)                  -            4,745
  Accrued severance pay                                       (2N)              2,617            2,832
                                                                              -------          -------
                                                                                2,617            7,577
                                                                              -------          -------
  Total liabilities                                                            12,513           20,332
                                                                              -------          -------

COMMITMENTS AND CONTINGENCIES                                 (11)

SHAREHOLDERS' EQUITY                                          (12)
    Share capital
      Ordinary shares of NIS 0.01 par value:
       Authorized - 30,000,000 shares as of December 31,
       2002 and 2001;                                                              36               36
       Issued and outstanding - 12,127,058 shares
       as of December 31, 2002 and 2001
    Additional paid-in capital                                                 97,015           97,015
    Deferred compensation                                                           -              (38)
    Accumulated other comprehensive income                    (21)                  -            7,118
    Accumulated deficit                                                       (81,057)         (72,902)
                                                                              -------          -------
  Total shareholders' equity                                                   15,994           31,229
                                                                              -------          -------
                                                                               28,507           51,561
                                                                              =======          =======

(*)    Includes  trade  receivables  from  related  parties in the amount of $0 and $2,938 in 2002 and
       2001, respectively.

       The accompanying notes form an integral part of these consolidated financial statements.


                                     -F3-



               VOCALTEC COMMUNICATIONS LTD. AND ITS SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS
             In thousands of U.S. dollars (except per share data)

                                                                             Year ended December 31
                                                                       ----------------------------------------
                                                           Note            2002           2001           2000
                                                           ----            ----           ----           ----

Sales (*)                                                  (13)
  Products                                                                13,517         25,491         34,875
  Services                                                                 2,071          1,527          2,624
                                                                         -------        -------        -------
                                                                          15,588         27,018         37,499
                                                                         -------        -------        -------
Cost of sales                                              (14)
  Products                                                                 5,999          8,936         12,187
  Services                                                                   669            497            853
                                                                         -------        -------        -------
                                                                           6,668          9,433         13,040
  Inventory write-off                                      (16)              870          1,441              -
                                                                         -------        -------        -------
                                                                           7,538         10,874         13,040
                                                                         -------        -------        -------

       Gross profit                                                        8,050         16,144         24,459
                                                                         -------        -------        -------

Operating expenses
  Research and development, net                            (15)            6,138          7,842          8,290
  Marketing and selling                                                   16,401         23,692         23,018
  General and administrative                                               4,512          6,420          6,720
  Restructuring costs                                      (16)            2,703          1,753              -
                                                                         -------        -------        -------
       Total operating expenses                                           29,754         39,707         38,028
                                                                         -------        -------        -------
       Operating loss                                                    (21,704)       (23,563)       (13,569)

Other income, net                                          (17)           10,220            941         57,744
Financing income, net                                      (18)              409          1,872          3,184
                                                                         -------        -------        -------
       Income (loss) from continuing operations
         before income taxes (tax benefit)                               (11,075)       (20,750)        47,359


Tax benefit (income taxes)                                 (20)            5,294            292         (9,013)
                                                                         -------        -------        -------
       Income (loss) from continuing operations
         after income taxes (tax benefit)                                 (5,781)       (20,458)        38,346


Discontinued operations                                    (19)
  Loss from operations of discontinued segment                              (588)        (8,966)        (9,510)
  Loss on disposal of segment                                             (1,786)        (2,359)             -
                                                                         -------        -------        -------
       Net income (loss)                                                  (8,155)       (31,783)        28,836
                                                                          ======        =======         ======

Basic net earnings  (loss) per ordinary share
  Net earnings  (loss) from continuing operations                         (0.48)         (1.69)          3.17
  Loss from discontinued operations                                       (0.20)         (0.93)         (0.78)
                                                                         -------        -------        -------
  Net earnings  (loss)                                                    (0.68)         (2.62)          2.39
                                                                          ======        =======         ======
Diluted net earnings  (loss) per ordinary share
  Net earnings (loss) from continuing operations                          (0.48)         (1.69)          2.89
  Loss from discontinued operations                                       (0.20)         (0.93)         (0.71)
  Net earnings  (loss)                                                    (0.68)         (2.62)          2.18
                                                                          ======        =======         ======
Weighted average number of Ordinary shares used in
  computing net earnings (loss) per share amounts (in
   thousands)
    Basic                                                                 12,127         12,127         12,082
                                                                          ======        =======         ======
    Diluted                                                               12,127         12,127         13,252
                                                                          ======        =======         ======

(*)    Includes net sales to related parties in the amount of $4,969 (2001 - $9,367, 2000 - $18,333).

       The accompanying notes form an integral part of these consolidated financial statements.


                                     -F4-


               VOCALTEC COMMUNICATIONS LTD. AND ITS SUBSIDIARIES

                 STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
               In thousands of U.S. dollars (except share data)



                                                                    Number      Share      Additional      Deferred
                                                                      of        capital     paid-in      compensation
                                                                    shares                  capital

                                                                    ------      -------    ----------    ------------

Balance as of January 1, 2000                                      11,771,302         35       94,627            (188)
Comprehensive income:
  Net income                                                                -          -            -               -
  Unrealized loss from available-for-sale marketable
    securities and reclassification adjustment (Note 21)                    -          -            -               -

  Total comprehensive income                                                -          -            -               -

Issuance of shares upon exercise of options                           355,756          1        2,388               -
Amortization of deferred compensation                                       -          -            -              91
                       --- ----                                    ----------         --       ------             ---
Balance as of December 31, 2000                                    12,127,058         36       97,015             (97)
Comprehensive loss:
  Net loss                                                                  -          -            -               -
  Unrealized gain from available-for-sale marketable
   securities net of reclassification adjustment (Note 21)                  -          -            -               -

  Total comprehensive loss                                                  -          -            -               -
Amortization of deferred compensation                                       -          -            -              59

Amortization of deferred compensation                                       -          -            -              59
                                                                   ----------         --       ------             ---
Balance as of December 31, 2001                                    12,127,058         36       97,015             (38)

Comprehensive Loss:
  Net loss                                                                  -          -            -               -
  Unrealized loss from available for sale marketable
    securities and reclassification adjustment (Note 21)                    -          -            -               -

  Total comprehensive loss

Amortization of deferred compensation                                       -          -            -              38
                                                                   ----------         --       ------             ---
Balance as of December 31, 2002                                    12,127,058         36       97,015               -
                                                                   ==========         ==       ======             ===



Continued -


                                                                 Accumulated       Accumulated          Total            Total
                                                                    other            deficit        comprehensive    shareholders'
                                                                comprehensive                          income           equity
                                                                   income                              (loss)
                                                                -------------      -----------      -------------    -------------

Balance as of January 1, 2000                                        34,471            (69,955)                           58,990
Comprehensive income:
  Net income                                                              -             28,836           28,836           28,836
  Unrealized loss from available-for-sale marketable
    securities and reclassification adjustment (Note 21)            (27,936)                 -          (27,936)         (27,936)
                                                                                                      ----------
  Total comprehensive income                                              -                  -              900
                                                                                                      ==========
Issuance of shares upon exercise of options                               -                  -                             2,389
Amortization of deferred compensation                                     -                  -                                91
                       --- ----                                       --------         -------                            ------
Balance as of December 31, 2000                                       6,535 (*)        (41,119)                           62,370
Comprehensive loss:
  Net loss                                                                -            (31,783)         (31,783)         (31,783)
  Unrealized gain from available-for-sale marketable
   securities net of reclassification adjustment (Note 21)              583                  -              583              583
                                                                                                       ----------
  Total comprehensive loss                                                -                  -          (31,200)
Amortization of deferred compensation                                     -                  -         ==========

Amortization of deferred compensation                                     -                  -                                59
                                                                      --------          -------                           ------
Balance as of December 31, 2001                                       7,118 (*)        (72,902)                           31,229

Comprehensive Loss:
  Net loss                                                                -             (8,155)          (8,155)          (8,155)
  Unrealized loss from available for sale marketable
    securities and reclassification adjustment (Note 21)             (7,118)                 -           (7,118)          (7,118)
                                                                                                       ----------
  Total comprehensive loss                                                                              (15,273)
                                                                                                       ==========
Amortization of deferred compensation                                     -                  -                                38
                                                                      --------          -------                           ------
Balance as of December 31, 2002                                           -            (81,057)                           15,994
                                                                      ========         ========                           ======



(*)    Net of taxes of $4,745 and $4,357, as of December 31, 2001 and 2000, respectively.

       The accompanying notes form an integral part of these consolidated financial statements.


                                     -F5-


               VOCALTEC COMMUNICATIONS LTD. AND ITS SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                         In thousands of U.S. dollars



                                                                                          Year ended December 31
                                                                                  ---------------------------------------
                                                                                     2002           2001           2000
                                                                                     ----           ----           ----
CASH FLOWS FROM OPERATING ACTIVITIES
  Net income (loss)                                                                 (8,155)       (31,783)        28,836
  Adjustments required to reconcile net income (loss) to net cash used in operating activities -
       Depreciation                                                                  2,189          3,867          3,409
       Gain on sale of ITXC shares                                                 (10,313)          (941)       (60,744)
       Provision for decline in value of investments                                   256          1,296              -
       Impairment of equipment                                                         237              -              -
       Loss on disposal of segment                                                   1,576          1,758              -
       Amortization of deferred compensation                                            38             59             91
       Severance pay, net                                                              111            618             25
       Loss on sale of equipment                                                        67              -              -
       Other                                                                             -             30              -
      Changes in operating assets and liabilities:
       Decrease (increase) in trade receivables, net                                 4,662          2,966         (2,209)
       Decrease (increase) in other receivables                                        467          1,377           (811)
       Decrease (increase) in inventories                                             (478)         1,816         (3,822)
       Increase (decrease) in trade payables                                        (2,279)        (3,132)         5,613
       Increase (decrease) in accrued expenses and other
         liabilities                                                                (1,888)        (8,302)        10,032
       Increase in deferred revenues                                                 1,045             41              -
                                                                                   -------        -------        -------
         Net cash used in operating activities                                     (12,465)       (30,330)       (19,580)
                                                                                   -------        -------        -------

CASH FLOWS FROM INVESTING ACTIVITIES
  Increase (decrease) in bank deposits                                               3,000         28,673        (30,943)
  Sales (purchase) of held to maturity securities                                   (2,224)        (5,496)         1,000
  Proceeds from sale of investment in  ITXC                                         13,106          1,049         61,217
  Investment in companies                                                                -           (718)          (828)
  Purchase of equipment                                                               (815)        (1,797)        (6,680)
  Proceeds from sale of equipment                                                      104              6              -
  Loan issued to Surf & Call                                                          (550)             -              -
  Long-term bank deposits                                                                -          1,000         (1,000)
                                                                                   -------        -------        -------
         Net cash provided by investing activities                                  12,621         22,717         22,766
                                                                                   -------        -------        -------

CASH FLOWS FROM FINANCING ACTIVITIES
  Repayment of long-term bank loans                                                      -              -        (20,017)
  Proceeds from options exercised                                                        -              -          2,389
                                                                                   -------        -------        -------
         Net cash used in financing activities                                           -              -        (17,628)
                                                                                   -------        -------        -------

INCREASE (DECREASE) IN CASH AND THE CASH EQUIVALENTS                                   156         (7,613)       (14,442)
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR                               9,860         17,473         31,915
                                                                                   -------        -------        -------
CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR                                    10,016          9,860         17,473
                                                                                   =======        =======        =======


SUPPLEMENTAL CASH FLOWS INFORMATION:
  Cash paid during the year for income taxes                                           372             45          6,381
                                                                                   =======        =======       ========


       The accompanying notes form an integral part of these consolidated financial statements.


                                     -F6-

               VOCALTEC COMMUNICATIONS LTD. AND ITS SUBSIDIARIES

                NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                         In thousands of U.S. dollars


Note 1   -    GENERAL

              VocalTec Communications Ltd. and its subsidiaries (the "Company"), is a leading telecom equipment provider offering packet voice solutions for carriers and service providers, credited with innovating and providing packetized telephony solutions since 1995.

              During 2002, the Company disposed of its Surf & Call segment and recorded a loss on disposal of segment of $1.8 million (see Note
              19). In addition, in 2002, the Company approved a cost reduction plan and recorded restructuring costs of $2.7 million (see Note
              16). During 2002, 61% of the Company's revenues were derived from major customers (see Note 13).

Note 2   -    SIGNIFICANT ACCOUNTING POLICIES

              The consolidated financial statements have been prepared in conformity with generally accepted accounting principles in the United States. ("U.S." GAAP)

              A.     USE OF ESTIMATES

                     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

              B.     FINANCIAL STATEMENTS IN U.S. DOLLARS

                     The accompanying financial statements have been prepared in U.S. dollars, as the currency of the primary economic environment in which the operations of the Company are conducted is the U.S. dollar. Most of the Company's sales are made outside Israel and all are made in U.S. dollars. A majority of the costs and expenses are incurred outside Israel in non-Israeli currencies, primarily in U.S. dollars. Thus, the functional and reporting currency of the Company is the U.S. dollar.


                                     -F7-

                         In thousands of U.S. dollars


Note 2   -    SIGNIFICANT ACCOUNTING POLICIES (Cont.)

              B.     FINANCIAL STATEMENTS IN U.S. DOLLARS (Cont.)

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

                     Exchange gains and losses from the remeasurement mentioned above are reflected in the statement of operations as financial income or expenses, as appropriate.

                     The representative rate of exchange between the New Israeli Shekel (NIS) and the U.S. dollar at December 31, 2002 was U.S. $1.00 - NIS 4.737 (2001 and 2000 - NIS
                     4.416 and NIS 4.041, respectively).

              C. PRINCIPLES OF CONSOLIDATION

                     The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. The Company's subsidiaries are VocalTec Communications Inc. (U.S.A.), VocalTec Communications Japan K.K. (Japan), VocalTec Communications GmbH (Germany), VocalTec Communications Bejing China (China), VocalTec Communications Hong-Kong (Hong-Kong) and VocalTec Communication International B.V. (Netherlands). VocalTec Communications Inc. is a marketing and selling company and all the other subsidiaries are support companies for marketing and selling activities of the parent company. All intercompany balances and transactions, have been eliminated under consolidation.


                                     -F8-

                         In thousands of U.S. dollars


Note 2   -    SIGNIFICANT ACCOUNTING POLICIES (Cont.)

              D. CASH EQUIVALENTS

                     Cash equivalents are short-term, highly liquid investments that are readily convertible to cash with original maturities of three months or less.

              E. INVESTMENTS

                     Short term:

                     The short-term investments include short-term bank deposits and commercial paper.

                     Short-term bank deposits are deposited with original maturities of more than three months but less than a year. The short-term deposits are recorded at cost. The accrued interest is presented in other receivables.

                     Marketable securities:

                     Commercial paper have been categorized as held to maturity securities in accordance with Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" ("SFAS No. 115") as the Company has the positive intent and ability to hold these securities until maturity. Accordingly, these investments are stated at cost (including accrued interest).


                     The non-restricted portion of an investment in equity securities of a publicly-traded company which was available-for-sale is recorded at fair market value in accordance with SFAS No. 115. Unrealized gains and losses, net of taxes were included in accumulated other comprehensive income, a separate component of shareholders equity. Realized gains and losses on sales of such investments are included in the statements of operations.



                                     -F9-

                         In thousands of U.S. dollars


Note 2   -    SIGNIFICANT ACCOUNTING POLICIES (Cont.)

              E. INVESTMENTS (Cont.)

                     Other:

                     Investments in private companies and in securities that are restricted for more than one year in the above mentioned publicly traded company are stated at cost less write-down for any decline in value which is other than temporary, if applicable. Management recorded an impairment in its investments in private companies, measured by the amount the carrying value exceeded its fair value. The write-down for the decline in the value of these investments was $256, $1,296 and $0 for the years ended December 31, 2002, 2001 and 2000, respectively.

              F. INVENTORIES

                     Inventories are stated at the lower of cost or market value. Inventory write-offs are provided to cover risks arising from slow-moving items, technological obsolescence, excess inventories, and discontinued products. Inventory cost (components) is determined by the average-cost method. Finished goods is determined based on components and direct manufacturing and assembly costs.

              G. ALLOWANCE FOR DOUBTFUL ACCOUNTS

                     Allowance for doubtful accounts is computed on both a specific and general basis. The specific allowance is determined based upon the Company's review of all specific accounts, whereby collectibility is doubtful. Expense (income) in respect of the allowance for doubtful accounts was $(517), $698 and $187 as of December 31, 2002, 2001 and 2000, respectively.

              H. FAIR VALUE OF FINANCIAL INSTRUMENTS

                     The carrying amount of cash and cash equivalents, short-term investments, trade receivables, other receivables, severance funds, trade payables and other liabilities are equivalent to, or approximate their fair value due to the short-term maturity of these instruments.


                                     -F10-

                         In thousands of U.S. dollars


Note 2   -    SIGNIFICANT ACCOUNTING POLICIES (Cont.)

              I. EQUIPMENT, NET

                     Equipment is stated at cost less accumulated depreciation. Depreciation is calculated by the straight-line method over the estimated useful lives of the assets at the following annual rates:

                                                                      %
                                                        -----------------------------
                    Computers and related equipment               25 - 33
                    Office furniture and equipment                 7 - 25
                    Leasehold improvements                Over the term of the lease
                                                         or the life of the asset, by
                                                                the shorter of

                     The Company's long-lived assets are reviewed for impairment in accordance with Statement of Financial Accounting Standards No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets" whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds their fair value. See Note 16 for impairment of equipment recorded as restructuring costs.

              J. REVENUE RECOGNITION

                     The Company generates revenues mainly from licensing the rights to use its software products and from providing maintenance and support services for the software sold. The Company's products are sold to end users and to resellers, both of whom are considered end-users for the purpose of revenue recognition.

                                     -F11-

                         In thousands of U.S. dollars


Note 2   -        SIGNIFICANT ACCOUNTING POLICIES (Cont.)

              J. REVENUE RECOGNITION (Cont.)

                     The Company accounts for sale of its software products in accordance with Statement of Position 97-2, "Software Revenue Recognition," as amended ("SOP No. 97-2"). Revenue earned on software arrangements involving multiple elements is allocated to each element based on the relative fair value of the elements. Fair value is determined based on vendor specific objective evidence
                     (VSOE) of the fair value of the elements. The VSOE of the fair value of the elements is determined based on the price charged for the undelivered element when sold separately.

                     Revenues from sale of software products are recognized when persuasive evidence of an arrangement exists, delivery of the product has occurred, the fee is fixed or determinable, and collectibility is probable and no further obligation exists.

                     In contracts for which an acceptance provision is required by the customer, the Company defers revenue (and the related costs) until receiving the acceptance confirmation. The Company does not grant a right of return to its customers.

                     Revenues from maintenance and support services included in multiple element arrangements are deferred and recognized on a straight-line basis over the term of the maintenance and support agreement.

                     Revenues from products not delivered upon customers' request due to scheduling of systems integration and/or lack of storage space at the customers' facilities during the integration are recognized when the criteria of Staff Accounting Bulletin No. 101 "Income Recognition" ("SAB No. 101") for bill-and-hold transactions are met.


                                     -F12-

                         In thousands of U.S. dollars


Note 2   -        SIGNIFICANT ACCOUNTING POLICIES (Cont.)

              J. REVENUE RECOGNITION (Cont.)

                     Revenues from software licenses and joint development projects that require significant customization, integration and installation are recognized in accordance with Statement of Position 81-1 "Accounting for Performance of Construction - Type and Certain Production
                     - Type Contracts" ("SOP 81-1"), using contract accounting on a percentage of completion method, based on the relationship of actual costs incurred to total costs estimated to be incurred over the duration of the contract and in accordance with the "Input Method". Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are first determined, in the amount of the estimated loss on the entire contract. No such estimated losses were identified in the reported periods.

                     Revenues are recognized on a cash basis, when management has doubt regarding collectibility. Amounts received where revenue recognition criteria have not been fully met, and thus the revenue is not yet earned, are reflected as deferred revenue.

              K. RESEARCH AND DEVELOPMENT COSTS, NET

                     Research and development costs, net of participations by the Government of Israel through the Ministry of Industry and Trade, Office of the Chief Scientist, are charged to the statement of operations as incurred. Statement of Financial Accounting Standard No. 86 "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed", ("SFAS No. 86"), requires capitalization of certain software development costs subsequent to the establishment of technological feasibility.

                     Based on the Company's product development process, technological feasibility is established upon completion of a working model. Costs incurred by the Company between completion of the working models and the point at which the products are ready for general release have been insignificant. Therefore, all research and development costs have been expensed.

                     Royalty-bearing grants from the Government of Israel for funding approved research and development projects are recognized at the time the Company is entitled to such grants, on the basis of the costs incurred and included as a deduction of research and development costs.


                                     -F13-

                         In thousands of U.S. dollars


Note 2   -        SIGNIFICANT ACCOUNTING POLICIES (Cont.)

              L. INCOME TAXES

                     The Company accounts for income taxes in accordance with Statement of Financial Accounting Standard No. 109, "Accounting for Income Taxes" ("SFAS No. 109"). SFAS No. 109 prescribes the use of the liability method whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company provides a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value.

              M. SHARE-BASED COMPENSATION

                     The Company has elected to follow Accounting Principles Board Opinion No. 25, ("APB No. 25") "Accounting for Stock Issued to Employees" and the FASB Interpretation No. 44, "Accounting for Certain Transactions Involving Stock Compensation" in accounting for its employee stock option plans. According to APB No. 25, compensation expense is measured under the intrinsic value method, whereby compensation expense is equal to the excess, if any of the quoted market price of the share at the date of grant of the award over the exercise price. Compensation expense is recorded over the vesting period on a straight line basis. The Company provides the disclosures required by Statement of Financial Accounting Standard No. 123 "Accounting for Stock-Based Compensation" ("SFAS No. 123") and SFAS No. 148" "Accounting for Stock - Based Compensation - Transition and disclosure".

                                     -F14-

                         In thousands of U.S. dollars


Note 2   -        SIGNIFICANT ACCOUNTING POLICIES (Cont.)

              M. SHARE-BASED COMPENSATION (Cont.)

                     If compensation cost had been determined under the alternative fair value accounting method provided under SFAS No. 123, the Company's stock-based employee compensation cost, net income (loss) and basic and diluted net earnings (loss) per share would have changed to the following pro forma amounts:


                                                                 For the year ended December 31
                                                           ------------------------------------------
                                                             2002            2001            2000
                                                             ----            ----            ----
             Net income (loss)
               As reported                                  (8,155)       (31,783)          28,836
             Add: Share-based employee
               compensation expense included in
                reported net income (loss):
                 As reported                                     -              -               47
             Deduct: Total share-based
               compensation expense determined
               under fair value method for all
               awards                                        1,339          2,299            4,062

               Pro forma  net income (loss)                 (9,494)       (34,082)          24,774

             Earnings (loss) per share:
               Basic - as reported from
                  continuing operations                      (0.48)         (1.69)            3.17
               Basic - pro forma from
                  continuing operations                      (0.58)         (1.88)            2.83
               Basic - as reported from
                   discontinued operations                   (0.20)         (0.93)           (0.78)
               Basic - pro forma from
                   discontinued operations                   (0.20)         (0.93)           (0.78)

               Diluted - as reported from
                 continuing operations                       (0.48)         (1.69)            2.89
               Diluted - pro forma from
                 continuing operations                       (0.58)         (1.88)            2.59
               Diluted - as reported
             from discontinued
             operations                                      (0.20)         (0.93)           (0.71)
               Diluted - pro forma from
             discontinued operations                         (0.20)         (0.93)           (0.71)
             Basic net earnings (loss) per
               share:
                   As reported                               (0.68)         (2.62)            2.39
                 Pro forma                                   (0.78)         (2.81)            2.05
             Diluted net earnings (loss) per share:
                 As reported                                 (0.68)         (2.62)            2.18
                 Pro forma                                   (0.780         (2.81)            1.88

                                     -F15-

                         In thousands of U.S. dollars


Note 2   -        SIGNIFICANT ACCOUNTING POLICIES (Cont.)

              M. SHARE-BASED COMPENSATION (Cont.)

                     Under SFAS No. 123 the fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 2002, 2001 and 2000: (1) expected life of the option of 2.2 years (2001 - 2.2, 2000 - 2.1); (2) dividend yield of 0% (2001, 2000 -
                     same); (3) expected volatility of 130% (2001 - 68%, 2000 -159%), (4) risk-free interest rate of 1.75% (2001 - 1.75%, 2000 -5%). Compensation expense is recorded over the vesting period.

                     The Company applies SFAS No. 123 and Emerging Issues Task Force "Accounting for Equity Instruments that are Issued to Other than Employees for Acquiring, or in Conjunction with Selling, Goods or Services" ("EITF 96-18") with respect to options issued to non-employees.

              N. SEVERANCE PAY

                     The Company's liability for severance pay is calculated pursuant to Israeli severance pay law based on the most recent salary of the employees multiplied by the number of years of employment, as of the balance sheet date. Employees are entitled to one month's salary for each year of employment or a portion thereof. The Company's liability for all of its employees, is fully provided by monthly deposits with insurance policies and by an accrual. The value of these policies is recorded as an asset in the Company's balance sheet.

                     The deposited funds include profits accumulated up to the balance sheet date. The deposited funds may be withdrawn only upon the fulfillment of the obligation pursuant to Israeli severance pay law or labor agreements. The value of the deposited funds are based on the cash surrendered value of these funds and include immaterial profits.

                     Severance expense for the years ended December 31, 2002, 2001 and 2000 amounted to approximately $1,758, $1,338 and $213, respectively.


                                     -F16-

                         In thousands of U.S. dollars


Note 2   -        SIGNIFICANT ACCOUNTING POLICIES (Cont.)

              O. CONCENTRATION OF CREDIT RISKS

                     Financial instruments that potentially subject the Company and its subsidiaries to concentrations of credit risk consist principally of cash and cash equivalents, short-term investments and trade receivables.

                     Cash and cash equivalents are invested in U.S. dollars with major banks in the United States and in Israel. Management believes that the financial institutions that hold the Company and its subsidiaries investments are financially sound and, accordingly, minimal credit risk exists with respect to these investments. Such cash and cash equivalents in the United States may be in excess of insured limits and are not insured in other jurisdictions.

                     The Company's investment in commercial paper is held in high quality securities and financially sound institutions.

                     The Company and its subsidiaries' trade receivables, are generally derived from sales of products and services rendered to large and solid organizations located primarily in Europe, North America, and the Far East. The Company and its subsidiaries perform ongoing credit evaluations of its customers and has not experienced any material losses. For new customers, the Company may require a letter of credit or upfront cash payments. An allowance for doubtful accounts is determined with respect to those amounts that the Company has determined to be doubtful of collection and a general allowance is provided to cover additional exposures.

              P. NET EARNINGS (LOSS) PER SHARE

                     The Company computes net earnings (loss) per share in accordance with SFAS No. 128, "Earnings per Share". Under the provisions of SFAS No. 128, basic net earnings (loss) per share ("Basic EPS") is computed by dividing net earnings (loss) by the weighted average number of ordinary shares outstanding during the year. Diluted net earnings (loss) per share ("Diluted EPS") is computed by dividing net earnings (loss) by the weighted average number of shares outstanding during the year and dilutive share equivalents then outstanding.


                                     -F17-

                         In thousands of U.S. dollars


Note 2   -        SIGNIFICANT ACCOUNTING POLICIES (Cont.)

              P. NET EARNINGS (LOSS) PER SHARE (Cont.)

                     In the years ended December 31, 2002 and 2001, all outstanding stock options have been excluded from the calculation of the diluted net loss per ordinary share since such securities were anti-dilutive. The total weighted average number of shares related to the outstanding options excluded from the calculations of diluted net earnings (loss) per ordinary share were 2,214,873, 2,069,114 and 645,914 for the years ended
                     December 31, 2002, 2001 and 2000, respectively.

                     The following table sets forth the computation of basic and diluted net earnings (loss) per share:

                     1. Numerator


                                                                      Year ended December 31,
                                                            ------------------------------------------
                                                                 2002           2001            2000
                                                                 ----           ----            ----
                           Net income (loss) to
                             shareholders of
                             ordinary shares                $     (8,155)  $    (31,783)  $     28,836
                                                            =============  =============  ============
                     2.     Denominator

                                                                      Year ended December 31,
                                                            -------------------------------------------
                                                                2002            2001           2000
                                                                ----            ----           ----
                    Weighted average number of
                      shares for basic net earnings
                      (loss) per share                            12,127         12,127          12,082
                                                            -------------  -------------  -------------
                    Effect of dilutive securities:
                      Employee stock options                           -              -           1,170

                    Denominator for diluted net
                      earnings (loss) per share -
                      adjusted weighted average
                      shares and exercise of
                      options                                     12,127         12,127          13,252
                                                            =============  =============  =============

                                     -F18-

                         In thousands of U.S. dollars


Note 2   -        SIGNIFICANT ACCOUNTING POLICIES (Cont.)

              Q. RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

                     In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities," which addresses the recognition, measurement, and reporting of costs associated with exit and disposal activities, including restructuring activities. SFAS No. 146 requires that costs associated with exit or disposal activities be recognized when they are incurred rather than at the date of a commitment to an exit or disposal plan. SFAS No. 146 also requires liabilities incurred in respect of such costs to be measured at fair value. SFAS No. 146 is effective for all exit or disposal activities initiated after December 31, 2002. The Company does not expect the adoption of SFAS No. 146 to have a material impact on the Company's results of operations or financial position.


Note 3   -    CASH AND CASH EQUIVALENTS

                                                           December 31
                                                     --------------------------
                                                       2002              2001
                                                       ----              ----
             Cash in banks                             5,004             4,159
             Bank deposits                             5,012(*)          5,701
                                                      ---------          ------
                                                      10,016             9,860
                                                      =========          ======
              (*) Bearing an annual average interest rate of 2.0% (1.9% as of December 31, 2001).


Note 4   -    SHORT-TERM INVESTMENTS

                                                           December 31
                                                     --------------------------
                                                        2002             2001
                                                        ----             ----
             Bank deposits                                 -             3,000
             Commercial paper (**)                     7,720(*)          5,496
                                                      ---------          ------
                                                       7,720             8,496
                                                      =========          ======

              (*) Bearing an annual average interest rate of 2.2% (3.2% as of December 31, 2001).

              (**) Market value of the commercial paper is $7,738 at December 31, 2002 ($5,501 at December 31, 2001).


                                     -F19-

                         In thousands of U.S. dollars


Note 5   -    TRADE RECEIVABLES, NET

                                                            December 31
                                                      ------------------------
                                                       2002              2001
                                                       ----              ----
             Trade Receivables                         1,653             7,483
             Less:  Allowance for doubtful accounts      909             2,077
                                                     ---------          ------
                                                         744             5,406
                                                     =========          ======


Note 6   -    OTHER RECEIVABLES

                                                              December 31
                                                     --------------------------
                                                         2002             2001
                                                         ----             ----
             Prepaid expenses                             563              664
             Government participation receivables         264              285
             Government institute receivable              328              346
             Deposits with leasing companies              452              587
             Other                                        428              620
                                                      ---------          ------
                                                        2,035            2,502
                                                      =========          ======


Note 7   -    INVENTORIES

                                                              December 31
                                                       ------------------------
                                                        2002             2001
                                                        ----             ----
             Components                                  1,596            2,388
             Finished goods (*)                          2,490            1,220
                                                      ---------          ------
                                                         4,086            3,608
                                                      =========         =======

              (*)    $2,211 and $569 as of December 31, 2002 and 2001,
                     respectively were delivered to customers' sites and were not recognized as cost of sales since revenue recognition criteria for the related sales have not been met. The Company has title to the inventories at balance sheet date.

              (**)   Regarding inventory write-off - see Note 16.


                                     -F20-

                         In thousands of U.S. dollars


Note 8   -    INVESTMENTS IN COMPANIES

                                                              December 31
                                                       ------------------------
                                                         2002             2001
                                                         ----             ----
             Investment in ITXC shares                     -             14,656
             Other investment                              -                256


              The Company, through its wholly owned U.S. subsidiary, had an investment in ITXC Inc. ("ITXC"). ITXC completed its initial public offering ("IPO") in October 1999 on the NASDAQ in the U.S. In March 2000, ITXC completed a secondary offering on the NASDAQ, in which the Company sold 779,743 shares of ITXC in consideration for $61,217 and recorded a gain of $60,744. In November 2001, the Company sold 180,000 shares of ITXC in consideration for $1,049 and recorded a gain of $941. During 2002, the Company sold its remaining shares of ITXC (4,608,165 shares) in consideration for $13,106 and recorded a gain of $10,313 (see Note 21).

              The Company's investment in ITXC was subject to Rule 144 under the Securities Act of 1933 which restricts the number of shares of ITXC that the Company could sell during specified future periods. As of December 31, 2001, the portion of the Company's investment in ITXC which was not restricted was classified as "available-for-sale" and stated at fair market value. The remaining shares were presented at cost.

              The investment in ITXC is presented in the balance sheet as follows:


                                                                December 31
                                                           ---------------------
                                                           2002            2001
                                                           ----            ----
             At fair market value (*)                        -           12,955
             At cost (fair market value at
               December 31, 2001 - $20,177)                  -            1,701
                                                      ---------          ------
                                                             -           14,656
                                                      =========          ======
             (*)  Includes unrealized gains                  -           11,864
                                                      =========          ======


                                     -F21-

                         In thousands of U.S. dollars


Note 9   -    EQUIPMENT, NET


                                                                December 31
                                                         -----------------------
                                                           2002           2001
                                                           ----           ----
             Computers and related equipment              12,162         13,120
             Office furniture, equipment and
               leasehold improvements                      2,563          2,611
                                                       ---------        -------
                                                          14,725         15,731
             Less - accumulated depreciation              12,250         10,711
                                                       ---------        -------
             Depreciated cost                              2,475          5,020
                                                       =========        =======


              The majority of the equipment is located in Israel.

              For the years ended December 31, 2002, 2001 and 2000, depreciation expense was approximately $2,189, $3,867 and $3,409, respectively.

              Regarding impairment of equipment - see Note 16.


Note 10   -   ACCRUED EXPENSES AND OTHER LIABILITIES

                                                                December 31
                                                         ----------------------
                                                           2002           2001
                                                           ----           ----
             Accrued expenses                                956          1,186
             Accrued restructuring expenses                1,090            225
             Employees and payroll accruals                1,459          2,003
             Accrued vacation pay                            782          1,206
             Income taxes                                    890          2,046
             Other                                           819            955
                                                       ---------        -------
                                                           5,996          7,621
                                                       =========        =======


                                     -F22-

                         In thousands of U.S. dollars


Note 11  -    COMMITMENTS AND CONTINGENCIES

              A. In connection with its research and development activities through December 31, 2002, the Company received and accrued participation payments from the Office of the Chief Scientist of the Ministry of Industry and Trade in Israel ("OCS") in the total amount of approximately $8.1 million. In return for the Government of Israel's participation, the Company is committed to pay royalties at a rate of 3% - 3.5% of sales of the developed product, up to 100% of the amount of grants received linked to the U.S. dollar (for grants received under programs approved subsequent to January 1, 1999, 100% plus interest at LIBOR). The obligation to pay these royalties is contingent on actual sales of the products and in the absence of such sales no payment is required.

                     The Company's total commitment for royalties payable to the OCS with respect to future sales, based on Government of Israel participationsreceived or accrued, net of royalties paid or accrued, totaled approximately $5.6 million as of December 31, 2002.

                     Royalties accrued as of December 31, 2002, 2001 and 2000 were $163, $360 and $710, respectively.

                     The Company has no future commitments for royalties in respect of other participations received.

              B. Certain allegations, mainly for patent infringement and breach of contract have been made against the Company or its U.S. subsidiary. These allegations have not resulted in any action brought against the Company.

              C. The Company's facilities in Israel and in the United States are rented under operating leases with periods ending January 2005 for facilities in Israel and July 2003 for facilities in the United States (some with renewal options). Rent expense amounted to $964, $1,390 and $1,446 for the years ended December 31, 2002, 2001 and 2000, respectively. Annual minimum rental commitments under non-cancelable leases at balance sheet date are approximately as follows as of December 31,:

                    2003                                              695
                    2004                                              664
                    2005                                               79
                                                                  ---------
                                                                    1,438
                                                                  =========



                                     -F23-

        In thousands of U.S. dollars (except share and per share data)


Note 12  -    SHARE CAPITAL

              A. General

                     Ordinary shares confer upon their holders the right to receive notice to participate and vote in general meetings of the Company and the right to receive dividends if declared.

              B.     Stock Options

                     Through December 31, 2002, the Company has granted options to purchase Ordinary Shares to key employees, officers, directors and consultants of the Company as an incentive to attract and retain qualified persons.

                     In 1998, 1999, 2000 and 2001, the Company adopted stock option and incentive plans (the "Option Plans") which provide for the grant by the Company of options to purchase up to an aggregate of 1,000,000, 1,000,000, 1,000,000 and 1,000,000 Ordinary Shares, respectively, to officers, directors, key employees, or consultants of the Company or any of its subsidiaries. The plans will expire ten years after their adoption unless terminated earlier by the Board of Directors. The exercise price of stock options issued under the Option Plans will be no less than 95% of the fair market value of the Ordinary Shares as of the date of grant. As of December 31, 2002 1,406,717, share options are still available for future grant under the plans described above. Options which are cancelled before expiration date become available for future grants. Options generally vest over a period of four years from the date of the grant.



                                     -F24-

        In thousands of U.S. dollars (except share and per share data)



Note 12  -    SHARE CAPITAL

              B. Stock Options (Cont.)

                     In July 2001, the Company initiated a voluntary stock option exchange program for its employees. Under the program, employees of the Company and its subsidiaries who have been granted options under the Company's stock option plans, were given the opportunity to cancel outstanding stock options previously granted to them in exchange for an amount of new options equal to 80% of the options cancelled, to be granted at a future date not less than six months and one day from the cancellation of the options pursuant to the terms of the Company's stock option plans 922,387 options were cancelled under this program.

                     In February 2002, as part of the option exchange program, 891,310 new options were granted to employees. The exercise price of these new options approximated the fair market value of the Company's ordinary shares as reported by NASDAQ on the date of grant. The vesting period is over 2.5 years.



                                     -F25-

        In thousands of U.S. dollars (except share and per share data)



Note 12  -    SHARE CAPITAL (Cont.)

              Transactions related to the above mentioned options during each of the three years in the period ended December 31, 2002 are summarized as follows:


                                                           Number of         Weighted         Weighted
                                                            shares           average        average fair
                                                                             exercise         value of
                                                                              price            options
                                                                            per share          granted
                                                           ----------       ---------       ------------

             Outstanding January 1, 2000                      2,879,943      $      8.89

               Granted                                          975,400      $     12.32            $9.31
               Exercised                                       (355,756)     $      6.72
               Forfeited                                       (430,444)     $      9.36
                                                           -------------

             Outstanding December 31, 2000                    3,069,143      $     10.19

               Granted                                          795,650      $      4.37            $1.83

               Forfeited                                     (1,821,216)     $     10.67
                                                           -------------

             Outstanding December 31, 2001                    2,043,577      $      7.01

               Granted                                        1,610,880      $      1.61            $1.13

               Forfeited                                     (1,061,174)     $      5.82
                                                           -------------

             Outstanding December 31, 2002                    2,593,283      $      4.08
                                                           =============

              The number of exercisable options as of December 31, 2001 and 2000 were 1,131,720 and 987,364, respectively, with a weighted average exercise price of $7.32 and $8.16, respectively.


                                     -F26-

        In thousands of U.S. dollars (except share and per share data)


Note 12 -     SHARE CAPITAL (Cont.)

              The following table summarizes information about options outstanding and exercisable at December 31, 2002:

                                                    Options outstanding                            Options exercisable
                              -----------------------------------------------------------  ---------------------------------
                               Number outstanding     Weighted-average        Weighted            Number           Weighted
    Range of exercise           at December 31,          remaining            average        outstanding at        average
           prices                    2002               contractual      exercise prices        December 31,        exercise
                                                           life                                    2002             prices
             $                                            (years)                $                                     $
    -----------------          ------------------     ----------------   ---------------     ---------------       ---------
     0.57-0.60                       340,000                9.80               0.58              90,000             0.58
     1.11-1.17                        23,000                9.37               1.13                   -             -
     1.50-1.58                        80,122                8.58               1.53              56,237             1.53
     1.82-1.92                       902,506                9.11               1.85             314,487             1.85
     3.56-3.75                       304,113                8.31               3.66              88,798             3.63
     3.95-4.88                       329,125                3.80               4.01             291,750             4.01
     5.95-6.65                        16,000                4.38               6.65              13,962             6.65
     6.76-7.12                        23,623                6.57               6.92              18,303             6.93
     7.13-7.50                       210,250                5.50               7.49             210,250             7.49
     7.69-8.63                        61,502                7.76               8.19              39,239             8.19
     8.96-9.43                        80,999                6.64               9.06              70,525             9.06
     10.45-11.00                       8,750                6.33              10.67               7,875            10.63
     11.50-11.83(*)                   48,000                6.71              11.69              41,000            11.71
     12.83-14.00                     100,293                6.97              13.31              80,525            13.31
     15.20-16.15                      40,000                7.01              16.00              27,500            16.00
     17.25                            25,000                7.70              17.25              14,058            17.25
                                   2,593,283                                   4.08           1,364,509             5.34


       Compensation expense recorded for the years ended December 31, 2002, 2001 and 2000 was $0, $0 and $47, respectively.

       (*) Includes 28,000 options granted to consultants in 1999 for whom compensation in the amount of $177 was calculated based on the fair value of the options using the Black-Scholes option-pricing model. The compensation cost charged to operations for the year ended December 31, 2002 amounted to $38 (2001 - $59, 2000 -
              $44).


                                     -F27-

                         In thousands of U.S. dollars


Note 13  -    GEOGRAPHIC AND MAJOR CUSTOMERS INFORMATION

              The Company manages its business on a basis of one reportable segment (see Note 19 for discontinued operations of previously reported Surf & Call segment). The Company follows Statement of Financial Accounting Standards No. 131, "Disclosure about Segment of an Enterprise and Related Information".


                                                                           Year ended December 31
                                                                   ----------------------------------------
                                                                     2002           2001           2000
                                                                     ----           ----           ----
             Sales classified by geographic
             areas based on end- customer
             location:
                 Europe                                              7,446           9,342         13,680
                 North America (principally
                   United States)                                    1,612           9,471          8,194
                 Far East                                            6,049           6,661          8,058
                 Israel                                                103           1,026          4,611
                 Other                                                 378             518          2,956
                                                                    ------          ------         ------
                                                                    15,588          27,018         37,499
                                                                    ======          ======         ======

             Sales to a single customer
               exceeding 10%:
                                                                       %                %              %
                                                                     ----             ----           ----
                 Customer A (**)                                        24             (*)             33
                 Customer B                                             23               -              -
                 Customer C (**)                                       (*)              26             16
                 Customer D                                            (*)             (*)             12

             (*) Less than 10%
             (**)   Related parties (Customer A - shareholder; Customer C - investee until March 2002)



Note 14  -    COST OF SALES
                                                                             Year ended December 31
                                                                     --------------------------------------
                                                                       2002           2001           2000
                                                                       ----           ----           ----
             Cost of sales include royalties to
               the Government of Israel                                 444            834            716
                                                                     ======         ======          ======


                                     -F28-

                         In thousands of U.S. dollars



Note 15  -    RESEARCH AND DEVELOPMENT, NET

                                                                         Year ended December 31
                                                                   --------------------------------------
                                                                     2002           2001           2000
                                                                     ----           ----           ----
             Research and development expenses                       7,985         10,458         10,491
             Less - participations by the
               Government of Israel:
             Royalty bearing participation                           1,701          2,457          2,009
             Other participation                                       146            159            192
                                                                     -----          -----          -----
                                                                     6,138          7,842          8,290
                                                                     =====          =====          =====


Note 16   -   RESTRUCTURING COSTS

              In April 2001 and June 2001, the Board of Directors approved cost reduction plans. The cost reduction plans accounted for in accordance with SAB 100, "Restructuring and Impairment Charges" and EITF Issue 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including certain Costs in a Restructuring") provided for the termination of one hundred and twenty nine employees from the following departments: 46 from research and development; 58 from marketing, sales and customer service; and 25 from administration. In respect of the above plans, the Company recorded restructuring costs of $3,514 ($320 of the restructuring costs were reclassified to discontinued operations as the costs relate to Surf & Call segment which was discontinued in 2002 - see Note 19). This charge includes an inventory write off in the amount of $1,441 (included in cost of sales). Components of the restructuring charge for the year ended December 31, 2001, were as follows:



                                                                                      Restructuring
                                                                                         charge
                                                                                      -------------
             Employee terminations                                                         1,472
             Other exit costs (mainly facility costs)                                        601
                                                                                      -------------
                                                                                           2,073
             Less - costs reclassified to discontinued operations                            320
                                                                                      -------------
                                                                                           1,753
                                                                                      =============

              As of December 31, 2002, no accrued liability remains with respect to the 2001 restructuring charge.

                                     -F29-

                         In thousands of U.S. dollars


Note 16   -   RESTRUCTURING COSTS (Cont.)

              In September 2002, the Board of Directors approved a cost reduction plan. As a result of the cost reduction plan, 68 employees were terminated from the following departments: 24 from research and development; 28 from marketing, sales and customer service; and 16 from administration. The Company recorded restructuring costs of $3,277 as follows:

                                                                                       Year ended
                                                                                      December 31,
                                                                                          2002
                                                                                      -------------
             Restructuring charge                                                         2,703
             Write-off of inventory (included in cost of sales)                             574
                                                                                      -------------
                                                                                          3,277
                                                                                      =============

              Components of the restructuring charge for the year ended December 31, 2002, amounts paid during the period and the remaining accrued liability as of December 31, 2002, are as follows:

                                                      Restructuring                        Accrued
                                                         charge           Payments        liability
                                                      -------------       --------        ---------
             Employee terminations                         1,302             1,157             145
             Other exit costs (mainly   facility
             costs of $820)                                1,164               219             945
                                                      -------------       --------        ---------
                                                           2,466             1,376           1,090
                                                      =============       ========        =========
             Write down of equipment
               (non-cash)                                    237
                                                      -------------
                                                           2,703
                                                      =============


Note 17   -   OTHER INCOME, NET

                                                                     Year ended December 31
                                                                -------------------------------------
                                                                  2002           2001          2000
                                                                  ----           ----          ----
             Gain on sale of ITXC shares                         10,313            941         60,744
             Provision for decline in value of
               investments in                                      (256)        (1,296)             -
               private companies (see Note 2E)
             Legal proceedings and other                            163          1,296         (3,000)
                                                                --------       -------        --------
                                                                 10,220            941         57,744
                                                                ========       =======        ========


                                     -F30-

                         In thousands of U.S. dollars



Note 18   -   FINANCING INCOME, NET

                                                                      Year ended December 31
                                                                  ------------------------------------
                                                                   2002          2001           2000
                                                                   ----          ----           ----
             Financing income (expenses):
               Interest on cash equivalents and
                 short-term investments                             440          1,462          3,456
               Foreign currency translation
                 adjustments                                        (31)           410           (272)
                                                                --------       -------        --------
                                                                    409          1,872          3,184
                                                                ========       =======        ========


Note 19  -    DISCONTINUED OPERATIONS

                                                                       Year ended December 31
                                                                 -------------------------------------
                                                                  2002           2001           2000
                                                                  ----           ----           ----
             Loss from operations of
               discontinued segment:
                 Surf & Call                                       (588)        (4,563)        (3,017)
                 TrulyGlobal                                          -         (4,403)        (6,493)
                                                                --------       --------       --------
                                                                   (588)        (8,966)        (9,510)
                                                                ========       ========       ========
             Loss on disposal of segment:
               Surf & Call                                       (1,786)             -              -
               TrulyGlobal                                            -         (2,359)             -
                                                                --------       --------       --------
                                                                 (1,786)        (2,359)             -
                                                                ========       ========       ========


              A. In November, 2001, the operations of TrulyGlobal Inc. ("TrulyGlobal"), a separate operating segment and wholly owned subsidiary of the Company were merged into the operations of Vocalec Communications Inc., another wholly owned subsidiary of the Company. Upon disposal, the Company incurred shutdown costs of approximately $0.6 million for termination and other expenses, plus an approximately $1.8 million write-off of net equipment. No significant assets or liabilities of TrulyGlobal exist in the Company. The Company accounted for this transaction in accordance with Accounting Principles Board 30, "Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions".

                     There were no revenues from the TrulyGlobal segment for the years ended December 31, 2002, 2001 and 2000, respectively.

                                     -F31-

                         In thousands of U.S. dollars


Note 19  -    DISCONTINUED OPERATIONS (Cont.)

              B. In March 2002, the Company's management approved the carve out of the Surf & Call segment into a separate entity. For this purpose a new company was established and in May 2002 an agreement was signed between the Company and the newly established company. The Company transferred certain of its employees to the new company. Under the terms of the agreements, the Company contributed technology and equipment to the new company through a loan and unsecured promissory note in the amount of $1.3 million and received voting rights in the new company of 19.9%. The new company may utilize the Company's software products at a market value of $1 million without charge for a period of three years ($73 thousand was utilized as of December 31, 2002). In addition, the Company will receive for no additional consideration a warrant to purchase preferred shares that will present 30% of the share capital of the new company. In the event that the Company will have voting securities above 19.9%, these voting securities will be automatically converted to shares with no voting rights. No investment balance exists in the new company at December 31, 2002.

                     The Company accounted for this transaction in accordance with Statement of Financial Accounting Standard No. 144, "Accounting for the Impairment and Disposal of Long-Lived Assets". Accordingly, the Surf & Call segment was presented as discontinued operations since the operating and cash flows of the segment have been eliminated from the ongoing operations of the entity as a result of the carve out and the Company will not have any significant continuing involvement in the operations of the segment after the carve out.

                     Loss on disposal of Surf & Call includes shutdown costs of approximately $0.4 million for termination and other expenses, plus an amount of approximately $1.3 million as a write-off of the loans the Company provided to the new company upon establishment. The loans were written off due to management's estimation of uncollectibility.

                     As a result of the disposal of the Surf & Call segment, the results of operations of the above segment were reported as discontinued operations in the statements of operations in all reported periods. The results of operations in prior periods have been reclassified.

                     No significant assets or liabilities of Surf & Call exist as of December 31, 2002.

                     Revenues from the Surf & Call segment amounted to $0, $1,395 and $4,472 for the years ended December 31, 2002, 2001 and 2000, respectively.

                                     -F32-

                         In thousands of U.S. dollars


Note 20  -    TAXES ON INCOME

              A. Measurement of taxable income under the Income Tax Law (Inflationary Adjustments), 1985,

                     Results for tax purposes are measured and reflected in real terms in accordance with the change in the Israeli Consumer Price Index ("CPI"). As explained in Note 2B, the consolidated financial statements are presented in U.S. dollars. The differences between the change in the Israeli CPI and in the NIS/U.S. dollar exchange rate causes a difference between taxable income or loss and the income or loss before taxes reflected in the consolidated financial statements. In accordance with paragraph 9(f) of Statement of Financial Accounting Standard No. 109 "Accounting for Income Taxes" ("SFAS No. 109"), the Company has not provided deferred income taxes on this difference between the reporting currency and the tax bases of assets and liabilities.

              B. Tax benefits under Israel's Law for the Encouragement of Industry (Taxation), 1969

                     The Company is an "industrial company", as defined by the Law for the Encouragement of Industry (Taxes), 1969, and as such, is entitled to certain tax benefits, mainly amortization of costs relating to know-how and patents over eight years, the right to claim public issuance expenses, and accelerated depreciation.

              C. Tax benefits under the Law for the Encouragement of Capital Investments, 1959

                     The Company's investment in equipment in the amount of approximately $1,065 has received "Approved Enterprise" status through the "Alternative Benefits" program, and, as such, is eligible for various benefits. The Company currently has two "Approved Enterprise" programs. These benefits include accelerated depreciation of fixed assets used in the investment program, as well as a full tax exemption on undistributed income for a period of two years and reduced tax rates for an additional period of up to eight years (depending on the percentage of foreign share ownership in the Company), commencing with the date on which taxable income is first earned. Income derived by the Company from its approved enterprise, is to be exempt from tax for two years and will be liable to reduced rate of 25% for an additional period of up to 8 years. The 25% rate may be reduced further, depending on the rate of foreign share ownership in the Company. Since the Company has had no taxable income since inception, the benefits period has not yet commenced.

                                     -F33-

                         In thousands of U.S. dollars


Note 20  -    TAXES ON INCOME (Cont.)

              C.  (Cont.)

                     The period of tax benefits, detailed above, is subject to a limit of 12 years from the commencement of production, or 14 years from the approval date, whichever earlier. The entitlement to the above benefits is conditional upon the Company's fulfilling the conditions stipulated by the above law, regulations published thereunder and the instruments of approval for the specific investments in "Approved Enterprises". In the event of failure to comply with these conditions, the benefits may be canceled and the Company may be required to refund the amount of the benefits, in whole or in part, including interest. As of December 31, 2002, management believes that the Company is meeting all of the aforementioned conditions.

                     The tax-exempt income attributable to the "Approved Enterprise" can be distributed to shareholders without subjecting the Company to taxes only upon the complete liquidation of the Company. If these retained tax-exempt profits are distributed in a manner other than in the complete liquidation of the Company they would be taxed at the corporate tax rate applicable to such profits as if the Company had not elected the alternative system of benefits, currently 25% for an "Approved Enterprise". As of December 31, 2002, the accumulated deficit of the Company does not include tax-exempt profits earned by the Company's "Approved Enterprise".

                     Income from sources other than the "Approved Enterprise" during the benefit period will be subject to tax at the regular corporate tax rate of 36%.

              D. Final tax assessments for the years up to 1999 have been received and agreed upon with the Israeli tax authorities.

              E. On January 1, 2003, a comprehensive tax reform took effect in Israel. Pursuant to the reform, resident companies are subject to Israeli tax on income accrued or derived in Israel or abroad. In addition, the concept of "controlled foreign corporation" was introduced, according to which an Israeli company may become subject to Israeli taxes on certain income of a non-Israeli subsidiary if the subsidiary's primary source of income is passive income (such as interest, dividends, royalties, rental income or capital gains). The tax reform also substantially changed the system of taxation of capital gains.


                                     -F34-

                         In thousands of U.S. dollars


Note 20  -    TAXES ON INCOME (Cont.)

              F. VocalTec Ltd. has net operating loss carryforwards for tax purposes of approximately $72 million as of December 31, 2002 which may be carried forward indefinitely. VocalTec Communications Inc., which is subject to U.S. income taxes, has a loss for tax purposes of approximately $0.1 million as of December 31, 2002 (including TrulyGlobal Inc's losses for tax purposes, which merged during 2001 with VocalTec Inc.) Under certain conditions this loss can be carried against previous tax payments of VocalTec Communications Inc., or can be carried forward until the year 2022. A valuation allowance of the entire deferred tax asset in respect of the carryforward losses was recorded due to the uncertainty of the future tax realization. Management currently believes that since the Company has a history of losses it is more likely than not that the deferred tax regarding the loss carryforwards will not be realized in the foreseeable future.

              G.     Taxes on income (tax benefit) is comprised as follows:


                                                                       Year ended December 31,
                                                                ---------------------------------------
                                                                  2002             2001          2000
                                                                  ----             ----          -----
                    Foreign:
                      Current taxes                                   670            294         7,432
                      State taxes                                     391              -         1,581
                      Taxes in respect of prior years           (*)(6,355)          (586)            -
                                                                ----------          ----        -------
                                                                   (5,294)          (292)        9,013
                                                                ==========          ====        =======

                     (*) $3.8 million relates to a tax refund received in 2002 due to carry back of losses from 2001 against income from prior years. In addition, since the Company realized its entire investment in ITXC in 2002 (see Note 8), it reassessed its tax liability due to the change in circumstances and as a result decreased its tax liability by approximately $2.5 million.


                                     -F35-

                         In thousands of U.S. dollars


Note 20-      TAXES ON INCOME (Cont.)

              H. Deferred taxes on income:

                     Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax liabilities and assets are as follows:


                                                                                 December 31,
                                                                        ------------------------------
                                                                             2002            2001
                                                                             ----            ----
                    Deferred tax asset
                      Reserves and allowances                           $       1,400   $       2,000
                      Net operating loss carryforwards                         26,100          21,600
                                                                              -------         -------
                                                                               27,500          23,600
                    Net deferred tax asset before valuation
                      allowance                                                27,500          23,600
                                                                              -------         -------
                    Valuation allowance                                       (27,500)        (23,600)
                                                                              -------         -------

                    Net deferred tax asset                                          -               -
                                                                              =======         =======
                    Deferred tax liability
                      Unrealized gain from available-for-
                        sale of ITXC shares                                 $       -        $  4,745
                                                                              =======         =======


                     During 2002, the Company decreased the valuation allowance by $2.1 million due to the income derived from Vocaltec Communications Inc. and increased the allowance by $6 million due to additional losses incurred and changes in reserves and allowances. Management currently believes that since the Company has a history of losses it is more likely than not that the deferred tax asset will not be utilized in the foreseeable future.

                                     -F36-

                         In thousands of U.S. dollars


Note 20-      TAXES ON INCOME (Cont.)

              I. A reconciliation between the theoretical tax expense, assuming all income is taxed at the statutory tax rate applicable to income of the Company, and the actual tax expense as reported in the statements of operations, is as follows:


                                                                   For the year ended December 31
                                                           --------------------------------------------
                                                                 2002           2001          2000
                                                                 ----           ----          ----
                    Income (loss) from continuing
                    operations before taxes, as
                      reported in the consolidated
                      statements of operations               $   (11,075)   $   (20,750)  $    47,359
                                                              ===========    ===========   ===========

                    Statutory tax rate                                36%            36%           36%
                                                              ===========    ===========   ===========
                    Theoretical tax expenses on
                      the above amount at the
                      Israeli statutory tax rate             $    (3,987)   $    (7,470)  $    17,049
                    State taxes                                      391              -         1,581
                    Tax adjustment in respect of
                      different tax rate for foreign
                      subsidiary                                    (228)           167         2,111
                    Deferred taxes on losses and
                      other temporary differences
                      for which valuation                          5,961          6,691         4,697
                      allowance was provided
                    Tax benefit in respect of
                      utilization of losses for which
                      valuation allowance
                      was provided                                (2,052)             -       (13,680)
                    Taxes in respect of prior years               (6,355)          (586)            -
                    Differences in basis of
                      measurement for financial
                      reporting and tax return
                      purposes                                        80            800        (1,256)
                    Nondeductible expenses,
                      exempt income and others                       896            106        (1,489)
                                                              -----------    -----------   -----------
                    Actual tax expense (benefit)             $    (5,294)   $      (292)  $     9,013
                                                              ===========    ===========   ===========

                                     -F37-

                         In thousands of U.S. dollars



Note 20 -     TAXES ON INCOME (Cont.)

              J. Income (loss) from continuing operations before income taxes (tax benefit) is comprised as follows:

                                                  For the year ended December 31
                                              ---------------------------------------
                                                2002           2001           2000
                                                ----           ----           ----
                    Israel                     (15,697)      (17,492)        (10,148)
                    Foreign                      4,622        (3,258)         57,507
                                              ---------      --------        --------
                                               (11,075)      (20,750)         47,359
                                              =========      ========        ========



Note 21-      OTHER COMPREHENSIVE INCOME (LOSS)

                                                                   For the year ended December 31
                                                                --------------------------------------
                                                                 2002           2001           2000
                                                                 ----           ----           ----
              Unrealized gain (loss) on available-
               for-sale securities during the
               period, net of taxes in the amount
               of $(620), $765 and $7,432 in 2002,
               2001 and 2000, respectively                       (930)          1,147          25,376
              Less - reclassification adjustment for
               gain included in net income, net of
               taxes in the amount of $4,125, $377
               and $7,432 in 2002, 2001 and 2000,
               respectively                                    (6,188)           (564)        (53,312)
                                                              --------         ------         --------
              Net unrealized gain (loss) on
               available-for-sale securities                   (7,118)            583         (27,936)
                                                              ========         ======         ========







                                     -F38-

                                # # # # # # # #


   SCHEDULE II


                                              Balance at      Charged to                     Charged to
                                              beginning of       P&L        Changes         Comprehensive   Balance at
                                               period          statement    Written off        income       End of period

          Year Ended December 31, 2000
          Allowance for sales returns           5,308            3,440         -                  -             8,748
          Allowance for doubtful accounts       1,335              187       -400                 -             1,122

          Year Ended December 31, 2001
          Allowance for sales returns           8,748           -3,672         -                  -             5,076
          Allowance for doubtful accounts       1,122              698        257                 -             2,077

          Year Ended December 31, 2002
          Allowance for sales returns           5,076            3,733                            -             8,809
          Allowance for doubtful accounts       2,077             -517       -651                 -               909