Form 20-F
period 2003-12-31
VOCALTEC COMMUNICATIONS LTD
filed 2004-04-02
CIK 1005699

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                   FORM 20-F

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

                                      OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                  For the fiscal year ended December 31, 2003

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

None.

The number of outstanding shares of each of the issuer's classes of capital or common stock as of December 31, 2003

 12,445,299 Ordinary shares, par value NIS 0.01 per share

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

         [   ]  Yes
         [   ]  No

                               PRELIMINARY NOTE

This annual report contains historical information and forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995 with respect to VocalTec's business, financial condition and results of operations. The words "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "project" and "should" and similar expressions, as they relate to VocalTec or its management, are intended to identify forward-looking statements. Such statements reflect the current views and assumptions of VocalTec with respect to future events and are subject to risks and uncertainties. Many factors could cause the actual results, performance or achievements of VocalTec to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in the telecommunications and VoIP markets and in general economic and business conditions, loss of key customers and unpredictable sales cycles, competitive pressures, market acceptance of new products, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, both referenced and not referenced in this annual report. These risks are more fully described under "Item 3 - Key Information - Risk Factors" of this annual report. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated, expected, intended, planned or projected. VocalTec does not intend or assume any obligation to update these forward-looking statements.

In this annual report, all references to "VocalTec," "we," "us" or "our" are to VocalTec Communications Ltd., a company organized under the laws of the State of Israel, and its wholly-owned subsidiaries.

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

PART TWO

Item 13.  Defaults, Dividend Arrearages and Delinquencies
Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds - Not applicable
Item 15.  Controls and Procedures
Item 16A. Audit Committee Financial Expert
Item 16B. Code of Ethics; Standards of Business Conduct
Item 16C. Principal Accountant Fees and Services
Item 16D. Exemptions from the Listing Standards for Audit Committees
Item 16E. Purchases of Equity Securities by the Issuer and Affiliated
          Purchasers

PART THREE

Item 17.  Financial Statements  - Not applicable
Item 18.  Financial Statements
Item 19.  Exhibits

EXHIBITS INDEX

SIGNATURES

PART ONE


ITEM 1.    IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.


ITEM 2.    OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.


ITEM 3.    KEY INFORMATION

3A.        Selected Financial Data

Our historical Consolidated Financial Statements are prepared in accordance with generally accepted accounting principles in the United States ("GAAP") and are presented in U.S. dollars. The selected historical consolidated financial information set forth below has been derived from the historical Consolidated Financial Statements of VocalTec Communications Ltd. for the years presented. Historical information as of and for the five years ended December 31, 2003 is derived from our Consolidated Financial Statements, which have been audited by Kost Forer Gabbay & Kasierer, a Member Firm of Ernst & Young Global, and Luboshitz Kasierer, an Affiliate Member of Ernst & Young International.

The information presented below is qualified by the more detailed historical Consolidated Financial Statements set forth elsewhere in this document, and should be read in conjunction with those Consolidated Financial Statements, the notes thereto and the discussion under "Operating and Financial Review and Prospects" included elsewhere in this report.



                                 Statement of Operations Data - Year Ended December 31st
                                  (in thousands of U.S. dollars, except per share data)
-----------------------------------------------------------------------------------------------------------------------
                                              1999            2000             2001           2002             2003
-----------------------------------------------------------------------------------------------------------------------
Sales                                        $ 26,615        $ 37,499        $ 27,018        $ 15,588        $ 18,686
Cost of sales                                   8,156          13,040           9,433           6,668           8,723
-----------------------------------------------------------------------------------------------------------------------
Inventory write off                              --              --             1,441             870            --
-----------------------------------------------------------------------------------------------------------------------
Gross profit                                   18,459          24,459          16,144           8,050           9,963
-----------------------------------------------------------------------------------------------------------------------
Research and development expenses, net         13,157           8,290           7,842           6,138           4,132
-----------------------------------------------------------------------------------------------------------------------
Selling and marketing expenses, net            27,171          23,018          23,692          16,401          10,344
-----------------------------------------------------------------------------------------------------------------------
General and administrative expenses             6,592           6,720           6,420           4,512           3,621
-----------------------------------------------------------------------------------------------------------------------
Restructuring costs                               827            --             1,753           2,703            --
-----------------------------------------------------------------------------------------------------------------------
Total operating expenses                       47,747          38,028          39,707          29,754          18,097
-----------------------------------------------------------------------------------------------------------------------
Operating loss                                (29,288)        (13,569)        (23,563)        (21,704)         (8,134)
-----------------------------------------------------------------------------------------------------------------------
Other income (expenses), net                     --            57,744             941          10,220             132
-----------------------------------------------------------------------------------------------------------------------
Financial income, net                             902           3,184           1,872             409              63
-----------------------------------------------------------------------------------------------------------------------
Income (loss) from continuing operations      (28,386)         47,359         (20,750)        (11,075)         (7,939)
before tax benefit (income taxes)
-----------------------------------------------------------------------------------------------------------------------
Tax benefit (income taxes)                       --            (9,013)            292           5,294            (131)
-----------------------------------------------------------------------------------------------------------------------
Income (loss) from continuing operations      (28,386)         38,346         (20,458)         (5,781)         (8,070)
after tax benefit (income taxes)
-----------------------------------------------------------------------------------------------------------------------
Loss from operations of discontinued             --            (9,510)         (8,966)           (588)           --
segment
-----------------------------------------------------------------------------------------------------------------------
Gain (loss) on disposal of segment               --              --            (2,359)         (1,786)             75
-----------------------------------------------------------------------------------------------------------------------
Net income (loss)                             (28,386)         28,836         (31,783)         (8,155)         (7,995)
-----------------------------------------------------------------------------------------------------------------------
Basic net income (loss) per share from          (2.47)           3.17           (1.69)          (0.48)          (0.66)
continuing operations
-----------------------------------------------------------------------------------------------------------------------
Diluted net income (loss) per share from        (2.47)           2.89           (1.69)          (0.48)          (0.66)
continuing operations
-----------------------------------------------------------------------------------------------------------------------
Basic net income (loss) per share               (2.47)           2.39           (2.62)          (0.68)          (0.65)
-----------------------------------------------------------------------------------------------------------------------
Diluted net income (loss) per share             (2.47)           2.18           (2.62)          (0.68)          (0.65)
-----------------------------------------------------------------------------------------------------------------------
Weighted average number of shares used         11,498          12,082          12,127          12,127          12,248
in computing net loss per share amount
(in thousands) - basic
-----------------------------------------------------------------------------------------------------------------------
Weighted average number of shares used         11,498          13,252          12,127          12,127          12,248
in computing net loss per share amount
(in thousands) - diluted
-----------------------------------------------------------------------------------------------------------------------

Balance Sheet Data - Year Ended December 31
(in thousands of U.S. dollars)

-----------------------------------------------------------------------------------------------------------------------
                                                1999          2000          2001            2002         2003
-----------------------------------------------------------------------------------------------------------------------
Working capital                               $35,975        $42,673        $17,117        $14,705         8,039
-----------------------------------------------------------------------------------------------------------------------
Total assets                                   89,271         92,967         51,561         28,507        19,641
-----------------------------------------------------------------------------------------------------------------------
Long-term liabilities                          21,778          6,449          7,577          2,617         3,104
-----------------------------------------------------------------------------------------------------------------------
Net assets                                     58,990         62,370         31,229         15,994         8,538
-----------------------------------------------------------------------------------------------------------------------
Total shareholders' equity / net assets        58,990         62,370         31,229         15,994         8,538
-----------------------------------------------------------------------------------------------------------------------
Number of shares outstanding                   11,771         12,127         12,127         12,127        12,445
-----------------------------------------------------------------------------------------------------------------------


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

Our operating results have fluctuated and may continue to fluctuate from period to period for a number of reasons. Over the past few years, telecommunications carriers, who are our primary customers, have reduced their capital expenditures as a result of excess capacity, heavy debt, and significant operating losses. In addition, the Voice over Internet Protocol
(VoIP) market for telecommunications carriers is experiencing a shift from
H.323 technology to softswitch technology, resulting in a transitional period for many VoIP vendors, including ourselves. Large carriers have only recently begun to show a serious interest in migrating their public switch telephone networks, or PSTN, to VoIP softswitch networks, and there is still uncertainty with respect to the extent and timing of shifting PSTN networks to VoIP softswitch networks. We have long sales cycles and short delivery cycles, and as a result we do not usually have a large order backlog. These factors make the forecasting of sales inherently uncertain. Significant annual and quarterly fluctuations in our results of operations may also be caused by, among other factors, the timing and composition of orders from our customers, reduced prices for our products, the economic viability and credit-worthiness of our customers, and the collectability of our receivables, some of which are recognized on a cash basis, the timing of new product announcements and releases by both us and our competitors, and still generally depressed economic conditions in the telecommunications markets and the VoIP industry in which we operate.

Our future results may also be affected by factors that include our ability to continue to develop, introduce and deliver enhanced and new products in a timely manner, to offer new products at competitive prices, to offer existing products at lower prices, to compete with competitors that are larger than we are, and to anticipate customer demands. There can be no assurance that sales in any particular quarter will not be lower than those of the preceding quarters, including comparable quarters.

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

WE HAVE INCURRED SIGNIFICANT HISTORICAL OPERATING LOSSES AND MAY CONTINUE TO INCUR OPERATING LOSSES.

Since our incorporation in 1989, we have had limited sales and have incurred significant operating losses. We had operating losses in 2003, 2002 and 2001 of $ 8.1 million, $21.7 million, and $23.6 million, respectively. To achieve profitability and increased sales levels, we must, among other things, establish and increase market demand and acceptance of our products and systems, respond effectively to competitive pressures, offer high quality customer service and support, and introduce advanced versions, enhancements, and new products that meet market needs on a timely basis.

We may continue to incur operating losses in 2004 and thereafter if revenues are insufficient to cover sales and marketing, product development, administrative and other expenses. If revenue levels do not sufficiently increase, operating results will be adversely affected because any reduction in expenses may not sufficiently cover reduction in revenues. There can be no assurance that we will achieve or sustain significant sales or profitability in the future.

IF VOIP MARKETS FOR OUR PRODUCTS AND TECHNOLOGY FAIL TO GROW, OR OUR CURRENT OR NEW PRODUCTS FAIL TO ACHIEVE MARKET ACCEPTANCE, OUR BUSINESS WILL BE ADVERSELY AFFECTED.

The markets for our products are relatively new, are rapidly evolving technologically, and are characterized by competitors that have developed similar products and services. Conversion from PSTN to VoIP is not as widespread as expected, and carriers are only now beginning to show a serious interest in migrating their PSTN networks to VoIP softswitch networks. Sales of VoIP products have fluctuated and have been generally unpredictable, as fluctuation in demand for voice infrastructure products is dependent on the customers establishing and/or expansion of their networks. As is typical in the case of an evolving industry, demand and market acceptance for recently introduced technology products and services are subject to a high level of uncertainty. Further, there is continuing uncertainty as to whether and when the size of the VoIP market will further increase, if at all. Broad market demand and acceptance of our technology, products and solutions, including our new Essentra product line, and interoperability of our products with other VoIP products are very important to our success and to our ability to generate revenues. Market demand and acceptance of our technology, products and solutions will be highly dependent on functionality, interoperability, reliability, stability and performance as well as on matters beyond our control such as the introduction of competing products or technologies into the market before our new technologies and products. There can be no assurance that packet based voice networks will become widespread, that connections between Internet Protocol, or IP, networks and the publicly switched telephone networks, or PSTN, will become widespread or that our products and solutions, including our new Essentra softswitch, will generate sales or gain market acceptance. The adaptation process of connecting IP networks and PSTNs can be time consuming and costly to both us and to our customers and the acceptance of the product or system may depend, to a substantial extent, on the success of the adaptation. There can be no assurance that the market for our products and services will grow above current levels or that our products and solutions will achieve market acceptance. If the market does not grow above current levels, or if our products and solutions do not achieve market acceptance, our business, financial condition and results of operations will be materially adversely affected.

LOW LEVELS OF CAPITAL SPENDING BY TELECOMMUNICATIONS COMPANIES WILL ADVERSELY AFFECT OUR REVENUES AND OUR FUTURE GROWTH.

The turbulent economic events of the past several years precluded the establishment of potential new carrier customers. In addition, numerous competitive local exchange carriers ("CLECs") entered into bankruptcy, while other existing telecommunications providers, including many of our customers, sustained significant economic losses and were forced to reduce planned capital expenditures in order to reduce debt and operating expenses. This environment resulted in decreased market demand for our products and longer sales and procurement cycles, and adversely affected our revenues.

IF OUR RELATIONSHIPS WITH OUR KEY CUSTOMERS ARE TERMINATED, OUR REVENUES WILL DECLINE AND OUR BUSINESS WILL BE ADVERSELY AFFECTED.

During 2003, our two main customers, Deutsche Telekom and its T-Systems subsidiary and DataAccess (India) Limited, accounted for 52% and 22% of our sales, respectively. If for any reason, our relationship with Deutsche Telekom or DataAccess is terminated, or if either of these key customers reduces purchases of our products, then our business, financial condition and results of operations would be materially adversely affected. In addition, if any of our key customers decided to replace our existing equipment in their networks with competitor's equipment, this would pose a serious competitive problem. The impact of the termination or reduction of our key customer relationships would be intensified if we are unable to increase sales to other customers in order to offset this termination or reduction.

IF OUR NEW SOLUTIONS DO NOT MEET MARKET AND CUSTOMER REQUIREMENTS OR IF OUR PRODUCTS DO NOT ACHIEVE INDUSTRY STANDARD CERTIFICATIONS IN EXISTING OR EMERGING MARKETS, WE WILL NOT ATTRACT AND RETAIN CUSTOMERS.

Maintaining and increasing our sales revenues are dependent upon the ability of our products to meet market and customer requirements. To this end, we are involved in a continuous process to evaluate changing market demands and customer requirements, and to develop and introduce new products, features and applications to meet such changing demands and requirements. A number of risks are inherent in this process. We may not successfully anticipate market requirements or complete the development or introduction of these products. In addition, the development of new technologies and products is increasingly complex and uncertain. This can result in delay in the introduction of new technologies and products, and requires close collaboration and continued technological advancement involving multiple hardware and software design teams and outside suppliers of key components. The failure of any one of these elements could cause new products to fail to meet specifications, market requirements or customer demands, or to miss delivery schedules. As the variety and complexity of our product lines increase, the process of planning production and inventory levels also becomes increasingly complex.

Our results could be adversely affected by factors such as lack of market acceptance of our new products, development or manufacturing delays, and delays in customer purchases of products in anticipation of the introduction of new products and the rapidly changing landscape of emerging standards. In addition, products in our inventory that are not timely sold may become obsolete, resulting in inventory write-downs.

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

WE MAY NEED TO RAISE ADDITIONAL FUNDS TO SUSTAIN OUR FUTURE OPERATIONS, RESEARCH AND DEVELOPMENT AND SALES INFRASTRUCTURES. ADDITIONAL CAPITAL MAY NOT BE AVAILABLE ON TERMS ACCEPTABLE TO US OR AT ALL, AND IF RAISED MAY DILUTE OUR SHAREHOLDERS.

Our total cash, cash equivalents, restricted cash, and short term deposits as of December 31, 2003 was approximately $12.2 million. In March 2004, we completed a private placement of equity securities to institutional investors of 2.4 million of our ordinary shares. We received approximately $9.3 million, net of expenses, which will be used for working capital and general corporate purposes. We also issued to the institutional investors warrants to purchase up to 1.2 million ordinary shares at an exercise price of $4.75 per share. The warrants are exercisable for four and a half years, beginning six months after closing. If we do not increase our revenues, we may need to further reduce expenses and/or raise additional capital or funds in order to cover the cost of our operations, research and development, and sales infrastructures. Such additional funding, whether obtained through public or private debt or equity financing, or from strategic alliances may not be available when needed or may not be available on terms acceptable to us, if at all. If additional funds are raised through the issuance of equity securities, the value of our shares may decrease, the percentage ownership of our then current shareholders may be diluted and such equity securities may have rights, preferences or privileges senior or more advantageous to those of the holders of our ordinary shares. If additional funds are raised through debt instruments, we may become subject to various covenants, restrictions, pledges and other security interests that typically accompany such funding. Any downturn in capital markets and the potential difficulties in raising funds faced by high technology companies are likely to make it difficult to raise additional capital. See "Item 5B - Liquidity and Capital Resources" below.

THE MARKET PRICE OF OUR ORDINARY SHARES MAY BE VOLATILE AND INVESTORS MAY NOT BE ABLE TO RESELL THEIR SHARES AT OR ABOVE THE PRICE PAID, OR AT ALL.

In addition to our significant operating losses, generally depressed economic conditions have adversely affected our share price and trading volumes over the past few years. In December 2002, the Nasdaq approved our application to transfer the quotation of our ordinary shares to the Nasdaq SmallCap Market from the Nasdaq National Market. On July 29, 2003, our ordinary shares were listed back on the Nasdaq National Market, where they continue to be traded under the symbol "VOCL".

Additional factors that could cause the market price of our stock to further decrease significantly include the loss of any of our major customers or key personnel, new product developments or enhancements by our competitors, sales of our securities by our shareholders, quarterly fluctuations in actual or anticipated operating results, continued significant operating losses, market conditions in the industry, analysts reports, announcements by competitors, regulatory actions or other events or factors, including the risk factors described herein and general economic conditions. In the past, following decreases or volatility in the market price of a company's securities, securities class action litigation has often been instituted. Such litigation could result in substantial costs and a diversion of management's attention and resources, which would have a material adverse effect on our business, operating results and financial condition.

WE ARE SUBJECT TO STRONG COMPETITION. GREATER MARKET DEMAND AND ACCEPTANCE OF OUR COMPETITORS' PRODUCTS AND TECHNOLOGY COULD RESULT IN REDUCED REVENUES OR GROSS MARGINS.

The competition in the VoIP communications market is very strong. Our competitors include telecommunications companies, data communication companies and pure voice over IP companies. Almost all of our competitors are larger than we are, and can offer more comprehensive solutions either on their own or by partnering with others. In addition, many of our competitors have greater name recognition, larger installed customer bases, broader product offerings, and significantly greater financial, technical and marketing resources than we do. Such competition may result in a reduction in prices. Even if we reduce the prices of our products, there can be no assurance that we will be able to successfully launch our new products, or compete successfully and effectively for deals against other companies' product offerings. Furthermore, if we reduce our prices below current levels due to the competition, our operating losses may increase and we may be unable to maintain revenues and gross margins.

We expect that additional companies will compete in the packet based voice networks market. In the future, we may also develop and introduce other products with new or additional telecommunications capabilities or services. As a result of any such development or introductions, we may compete directly with traditional telecommunications infrastructure and service providers. Additional competitors may include companies that currently provide computer software products and services, such as telephone, media, and cable television. The ability of some of our competitors to bundle other enhanced services and other products with VoIP products could give these competitors an advantage over us.

OUR COSTS OF SALES HAVE INCREASED AND ARE EXPECTED TO CONTINUE INCREASING DUE TO INCREASED COMPETITION, AND THE PROVISIONING OF TURNKEY SOLUTIONS. THIS HAS AND WILL CONTINUE TO NEGATIVELY IMPACT OUR OPERATING MARGINS.

During the past few years, our costs of sales have increased due to the higher costs of the hardware components contained in our solutions. Further, most of our customers and potential customers are demanding end-to-end turnkey solutions consisting of all necessary hardware and software for their VoIP communications solutions. Accordingly, we purchase hardware components, such as servers and circuit boards to integrate into our solutions from a small number of manufacturers some of which may not always have sufficient quantities of inventory available to timely fill our orders. We also rely on partial outsourcing for the integration and assembly of our turnkey solutions.

IF WE ARE UNABLE TO MAINTAIN OUR RELATIONSHIPS WITH OUR SUPPLIERS, OR IF OUR SUPPLIERS' BUSINESSES ARE ADVERSELY AFFECTED BY DEVELOPMENTS UNRELATED TO US, OUR SALES COULD BE HARMED.

We are dependent on a number of suppliers for the manufacture, supply and support of hardware components that are integrated into our solutions. We do not have long-term contracts with some of our suppliers and integrators, and they are not obligated to provide us with products or services for any specified period of time. If any of our hardware manufacturers or integrators cease production, cease operations or fail to make timely delivery of orders, we may not be able to meet our delivery obligations to our customers, and may lose revenues and suffer damage to our customer relationships. The need to stock up on such components would increase our inventories and costs of sales, and would negatively impact our gross margins. In addition, increased inventory levels may result in obsolete inventory if such inventory was not sold. Any continuation or intensification of these trends would negatively affect our results of operations and could delay or prevent us from achieving profitability.

POLITICAL, ECONOMIC AND MILITARY CONDITIONS IN DOMESTIC OR FOREIGN LOCATIONS, INCLUDING ISRAEL, COULD NEGATIVELY IMPACT OUR BUSINESS.

Significant portions of our operations are conducted outside the United States, and our principal offices and research and development facilities are located in the State of Israel. Although virtually all of our sales currently are made to customers outside Israel, we are nonetheless directly influenced by the political, economic, military and other conditions in and around Israel and in other countries in which our business is located or in which our products are sold. In addition, any major hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners could have a material adverse effect on our business, financial conditions or results of operations.

The general state of political and economic instability in the Middle East has adversely affected security and economic conditions in Israel. Throughout the years, Israel experienced hostilities with its Arab neighbors, and several Arab countries still restrict business with Israeli companies. Since October 2000, there has been a significant increase in hostility and violence between Israel and the Palestinians.

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

WE ARE DEPENDENT UPON THE CONTINUED EMPLOYMENT OF KEY PERSONNEL.

Our future success depends to a significant extent upon the continued active participation of Dr. Elon Ganor, our Chairman of the Board of Directors and CEO. The loss of his services could have a material adverse effect on our business. In addition to Dr. Ganor, the success of our company depends upon the continued services of our senior executive officers. These officers, including Dr. Ganor, are not bound by employment agreements for any specific term. The loss of the services of any of our officers may adversely affect the development and sales of our products, and the management of our company. Our future is also dependent upon our continuing ability to attract and retain highly qualified personnel and key engineers, to perform research and development, commercialize products, and perform the sales and marketing functions required to bring these products to the market. There can be no assurance that we will continue to attract and retain such personnel.

OUR INTERNATIONAL OPERATIONS EXPOSE US TO THE RISKS INHERENT IN CONDUCTING BUSINESS IN INTERNATIONAL MARKETS.

A substantial portion of our sales are in international markets. There are certain risks inherent in conducting business in international markets, including unexpected changes in regulatory requirements, export restrictions, homologation certifications, tariffs and other trade barriers, difficulties in staffing and managing foreign operations, longer payment cycles, credit-worthiness of potential customers, and political instability, all of which can adversely impact the success of our international operations. There can be no assurances that one or more of such factors will not have a material adverse effect on our international operations and, consequently, on our business, financial condition or results of operations.

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

Third parties have asserted patent infringement and other claims against us from time to time. A number of these claims were directed at certain basic and fundamental components of our products. There can be no assurance that third parties will not assert such claims against us in the future or that such present and future claims will not be successful. Patents relating to basic technologies in the communications and multimedia areas have been recently allowed and patents may be filed in the future which relate to basic technologies incorporated in our products. We would incur substantial costs and would experience diversion of management resources with respect to the defense of any claims relating to proprietary rights, and this could have a material adverse effect on our business, financial condition and results of operations. Furthermore, parties making such claims could secure a judgment awarding substantial damages, as well as injunctive or other equitable relief which could effectively block our ability to make, use, sell, distribute or otherwise license our products in the United States or abroad. Such a judgment could have a material adverse effect on our business, financial condition and results of operations. Litigation, which is generally costly and time consuming, may be necessary to determine the scope and validity of others' proprietary rights or to enforce any patents issued to us, in judicial or administrative proceedings. In the event a claim relating to proprietary technology or information is asserted against us, we may seek licenses for such intellectual property. There can be no assurance, however, that licenses could be obtained on commercially reasonable terms, if at all, or that the terms of any offered licenses will be acceptable to us. The failure to obtain the necessary licenses or other rights could preclude the sale, manufacture or distribution of our products and, therefore, could have a material adverse effect on our business, financial condition or results of operations. The cost of responding to any such claim may be material, whether or not the assertion of such claim is valid.

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

OUR PRINCIPAL SHAREHOLDERS, INCLUDING OUR EXECUTIVE OFFICERS AND DIRECTORS, ARE ABLE TO INFLUENCE MATTERS REQUIRING SHAREHOLDER APPROVAL.

As of March 30, 2004 our principal shareholders, including our directors and certain executive officers, beneficially owned more than 30.6% of the outstanding ordinary shares of our company. As a result, such shareholders together have the ability to significantly influence the election of our directors and most corporate actions.

Certain provisions of our articles of association and Israeli law could delay, hinder or prevent a change in our control.

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

OUR UNITED STATES INVESTORS COULD SUFFER ADVERSE TAX CONSEQUENCES IF WE ARE CHARACTERIZED AS A PASSIVE FOREIGN INVESTMENT COMPANY.

Depending on various factors described in Item 10E, we could be characterized, for United States income tax purposes, as a passive foreign investment company ("PFIC"). Such characterization could result in adverse United States tax consequences to U.S. Holders (as defined in Item 10E). Our status as a PFIC could cause, among other things, any gain recognized on the sale or disposition of our ordinary shares to be treated as ordinary income for U.S. Holders. Although we do not believe that we should have been characterized as a PFIC for any tax year through and including 2003, there can be no assurance that the United States Internal Revenue Service will agree with this conclusion. Furthermore, there can be no assurance that we will not be a PFIC in the future. For further discussion of the consequences of our possible PFIC status, please refer to Item 10E.

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

WE MAY BE ADVERSELY AFFECTED IF THE RATE OF INFLATION IN ISRAEL EXCEEDS THE RATE OF DEVALUATION OF THE NEW ISRAELI SHEKEL (NIS) AGAINST THE DOLLAR.

A significant portion of our sales are made outside of Israel in dollars and we incur a significant portion of our expenses in NIS. The cost of our operations in Israel, as expressed in dollars, is influenced by the extent to which any increase in the rate of inflation is not offset by the devaluation of the NIS in relation to the dollar. During the calendar years 2001, 2002 and 2003 the annual rate of inflation (deflation) was 1.4%, 6.5% and -1.9% respectively. In 2001 and 2002, the NIS was devalued against the dollar by approximately 9.3% and 7.3% and appreciated against the dollar by 7.6% in 2003. As of March 25, 2004, the rate of inflation for 2004 was 0%, and the NIS depreciated by approximately 3.3%. Although to date we have not purchased forward currency options to decrease our exchange rate risk, we may do so in the future, to the extent we deem it advisable.

SERVICE AND ENFORCEMENT OF LEGAL PROCESS ON US AND OUR DIRECTORS AND OFFICERS MAY BE DIFFICULT TO OBTAIN.

Service of process upon our non-U.S. directors and officers may be difficult to obtain within the United States. Furthermore, any judgment obtained in the United States against us or these individuals may not be collectible within the United States. There is doubt as to the enforceability of civil liabilities under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in original actions instituted in Israel. However, subject to certain time limitations and other conditions, Israeli courts may enforce final judgments of United States courts for liquidated amounts in civil matters, including judgments based upon the civil liability provisions of the Securities Act and the Exchange Act.

COMMUNICATION AUTHORITIES MAY IMPOSE CHARGES, CONTRIBUTIONS AND OTHER COMMON CARRIER REGULATIONS ON IP TELEPHONY PROVIDERS.

To date, neither the Federal Communications Commission ("FCC"), state communications authorities, nor the communications authorities of other countries have subjected IP telephony providers nor VoIP solutions providers to the regulations that apply to long distance telecommunications carriers. At this time it is uncertain whether or to what extent the FCC, state communications authorities, or the communications authorities of other countries will impose access charges, universal service contributions, and other common carrier regulations on IP telephony providers or to VoIP solutions providers. There can be no assurance that future action by the FCC or other communications authorities will not have an impact on us, directly or indirectly.


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

In May 2002, we finalized the carve-out of our Surf&Call operations into a separate corporate entity in which we held a minority interest, and therefore we did not incur any capital expenditures for Surf & Call in 2002. In December 2003, we sold our entire interests in Surf & Call to Cosmocom, Inc, in consideration for full payment of all outstanding debts of Surf & Call in the amount of $0.1 million, future royalty payments in the event of certain types of licensing of the Surf & Call technology during the subsequent 24 months, and a portion of the proceeds in the event of a sale of the Surf & Call technology by Cosmocom to a third party during the subsequent 24 months.

During 2002, we implemented a number of organizational changes due to substantial reduction in market demand, based on an ongoing review of our operations. This initiative included reductions in worldwide headcount of 108 employees, or approximately 42% of our workforce including the Surf & Call spin-off, reduction in the office facilities used for our activities, the closing of our sales offices in France, Italy, Spain, Sweden, and Australia, and the carve-out of our Surf&Call operations. In 2003, we closed our offices in China and Japan.

Commencing in 2000, we gradually reduced our shareholdings in ITXC Corp, or ITXC. In 2000, we sold 779,743 shares of ITXC Corp. in the net amount of approximately $61.2 million and recorded a net gain of approximately $60.7 million. In 2001, we sold 180,000 shares of ITXC, and realized net proceeds of approximately $1 million. In 2002, we sold the remainder of our shares of ITXC, and realized net proceeds of approximately $13.1 million.

In December 2002, the Nasdaq approved our application to transfer the quotation of our ordinary shares to the Nasdaq SmallCap Market from the Nasdaq National Market. On July 29, 2003, our ordinary shares were listed back on the Nasdaq National Market, where they continued to be traded under the symbol "VOCL".

In March 2004, we completed a private placement of equity securities to institutional investors of 2.4 million of our ordinary shares at an aggregate purchase price of $9.8 million or $4.10 per ordinary share. We received approximately $9.3 million, net of expenses, which will be used for working capital and general corporate purposes. We also issued to the institutional investors warrants to purchase up to 1.2 million ordinary shares at an exercise price of $4.75 per share. The warrants are exercisable for four and a half years, beginning six months after closing.

Our capital expenditures for fiscal years 2003, 2002, and 2001 amounted to $0.7 million, $0.8 million, and $1.8 million, respectively. These expenditures were primarily for hardware and software in our Israel and worldwide offices.

Capital expenditures for our Surf&Call business unit were approximately $0.1 million or 7% of total capital expenditures in 2001.

As of March 25, capital expenditures currently in progress consist of approximately $0.1 million to be used in 2004 for research and development activities.


4B.      Business Overview

We are a leading supplier of packet-based voice solutions for next generation telecommunication networks suitable for the telecommunications and enterprise markets. Our solutions incorporate carrier-class switching equipment and software that enables voice to be delivered over packet-based networks, including the Internet. Our solutions enable telecommunications carriers and service providers to reduce both capital and operating expenses by utilizing a more efficient network infrastructure to establish and operate voice networks. In addition, our solutions provide a platform for telecommunications carriers and service providers to increase their revenues through the delivery of IP-based voice and data services (such as voice virtual private networks) helping them to retain and expand their customer base.

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

In 2003 we responded to the industry shift from H.323 VoIP technology to softswitch technology by launching our Essentra softswitch (See below " - Platform Components - Essentra Softswitch Architecture").

Global forces driving the growth of IP Communications

Deregulation of the communications industry eliminated to a large extent the barriers that restricted service providers to specific geographies, services and rates. Deregulation encouraged new entrants to the telecommunications market and existing carriers to expand into new markets, usually internationally. Intense competition between carriers continues to drive down service prices and erode profit margins as voice becomes a commodity. As a result, carriers are continually looking for ways to reduce their operating expenses and for differentiated service offerings to establish new revenue sources and retain and expand their customer base.

VoIP packet-based networks are more flexible and efficient than traditional circuit switched networks, with reduced operating and equipment costs. The architecture of packet-based networks can also be leveraged to support voice services, enabling carriers to avoid the costs involved in maintaining their traditional circuit switched networks in parallel to their packet networks.

In 2003, large established carriers in developed counties began to show a serious interest in technology that will enable them to reduce their operating costs, and offer enhanced services to their customer base to increase revenues. As VoIP technology evolves from its early generations of products to the current softswitch architecture generation, these carriers are able to leverage VoIP and migrate their networks from traditional TDM networks to full blown softswitch VoIP networks where the core of the network is IP based.

Softswitch solutions enable telecommunications carriers and service providers to reduce both capital and operating expenses by utilizing a more efficient network infrastructure to establish and operate voice networks. Softswitch technology enables telecommunications carriers to connect national long-distance networks ("NLD") and international long-distance ("ILD") networks and to thereby offer both NLD and ILD services on the same interconnected network, rather than on separate networks, thereby reducing both capital and operating expenses. In addition, softswitch deployments allow for additional enhanced services, allowing carriers to generate new revenue streams from these enhanced services. Further, softswitch deployments result in full convergence of new IP services to different networks and devices using a new IP core network working together with existing networks

Requirements for the new voice infrastructure solutions

For voice traffic to run over packet networks, voice infrastructure solutions must satisfy a number of requirements that differ among carriers, including:

o Carrier class equipment that complies with telecommunications carriers' quality standards.

o Scalable solutions that support incremental growth from entry level deployments to massive global networks.

o Solutions compatible with the existing infrastructure, supporting the full range of traditional telephone signaling variants (SS7 -the standard signaling protocol for inter-carrier traffic).

o     Simple and rapid installation, deployment and support.

The VocalTec Solution

We develop, market and/or sell a variety of carrier-grade solutions based on our softswitch architecture and VoIP products.

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

Our solutions provide two types of offerings - network services, for basic international and national long distance telephony services and global hosted services (or global managed services), for enhanced services.

Network Services

International Long Distance Services - This solution enables long distance carriers to exchange traffic using an IP network containing VoIP technology. The solution combines Class 4 tandem switch features with enhanced VoIP-enabled services. It combines connectivity to PSTN networks and VoIP networks with a wide variety of sophisticated routing algorithms required to manage complex international routes and networks operated by different carriers and required to support global hosted services, such as voice virtual private network, or VPN. It provides interoperability to ensure global service reach and comprehensive security features necessary to protect carriers' managed networks.

National Long Distance Services - This solution enables carriers to replace or expand their existing national long distance PSTN networks with VoIP-enabled networks. Optimized for the national long distance market, this solution provides carrier-class reliability, end-to-end security, scalability and high performance used to control large-scale, high-density trunking gateways. It allows for PSTN quality voice services with full SS7 tunneling capabilities. Leveraging the inherent benefits of IP networks, this solution reduces feature upgrade and service creation costs, lowers carriers' maintenance and transport costs for long distance services, and enables a more efficient network topology.

Exchange Carrier Services - This solution enables carriers to offer wholesale VoIP services, such as purchasing and reselling of minutes, or connecting affiliates to a united global carrier. It provides a cost-effective, scalable platform for VoIP carriers seeking to offer minute-based exchange services to affiliate service providers worldwide. This solution increases the minutes passing through the network by offering global call coverage to affiliate service providers.

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

IP Centrex/Hosted PBX - Working with IP centrex application vendors, we offer solutions that enable carriers to offer enterprise customers a hosted service bypassing the need for an in-house PBX (private branch exchange). Service providers can utilize this solution of offer managed IP Centrex/Hosted PBX services to their enterprise customers. Leveraging the benefits of IP networks, this integrated networks solution supports converged voice and data services - both within the enterprise and on the network access connection. The IP Centrex solution combines Class 5 telephony switches (the switches linking subscribers to the telephone network) with location insensitivity, enabling quick rollout of uniform services among all enterprise sites, centralized management control, simplified move/add/changes, and elimination of intra-site toll charges.

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

Platform Components

Essentra(TM) SIP-Based Softswitch Architecture

Essentra is a scalable, carrier-grade SIP-based softswitch architecture for carriers looking to deploy a reliable next generation network (NGN) solution. Leveraging our extensive global experience in implementing large packet tandem networks, Essentra offers high quality voice services, carrier grade reliability and maximum service flexibility. Essentra enables smooth migration to NGN, while maintaining seamless connectivity to PSTN/SS7 services.

Essentra enables carriers to enjoy the benefits of an open, distributed architecture, including flexible creation of innovative SIP-based services. Compared to traditional switching systems, Essentra helps service providers to achieve significant reductions in operational costs, while facilitating the rapid deployment of new services and routing schemes.

The Essentra network components are :

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

Essentra MGC - Performing call control and signaling routing for PSTN and SS7 voice traffic, the Essentra MGC frees the media gateway to serve as a pure voice transport device. By working opposite multiple high-density media gateways simultaneously, the Essentra MGC maximizes network performance, cost-effectiveness and scalability. This module supports MEGACO/H.248 standards, enabling integration with most third party media gateway for best-of-breed networks.

VSG430 Signaling Gateway - The standards-based, carrier-grade VSG430 signaling gateway enables SIP/VoIP services to terminate on SS7 networks, ensuring seamless mediation of services between next generation networks and the PSTN. Full SS7 tunneling over IP via SIGTRAN and protocol interworking between SS7 variants of 60 countries facilitate worldwide deployment in a variety of applications.

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

VocalTec Softswitch Architecture 1000

VGK1000 Gatekeeper - Serving as the intelligent hub of the IP telephony network, VGK1000 provides a carrier-grade platform for centralized call control, routing, addressing, security and accounting functions. VGK1000 enables service providers to set up a robust and secure Internet telephony service, suitable for large-scale public and corporate networks.

VNM100 Network Manager - This operations, administration, management and provisioning tool offers centralized remote management of VoIP services and network elements. VNM100 is fully interoperable with third party H.323 Gateways, supporting up to 300 real-time monitored H.323 devices and over 1000 network elements.

VocalTec Gateways

Telephony gateways are the network elements that directly convert traditional PSTN telephone traffic to VoIP data at the originating end of a VoIP phone call or fax, and re-convert VoIP data into traditional PSTN telephone traffic at the terminating end of the VoIP phone call or fax. VocalTec offers a diverse range of low, medium and high-density H.323 gateways, enabling carriers to select equipment that is best suited for a particular installation. Our gateways include a flexible, customizable front-end IVR to support advanced subscriber services, such as calling card. In addition, support for multiple telephony interface types and signaling protocols (e.g., SS7, PRI, E&M, analog) facilitates global deployments. VocalTec's Signaling Gateway provides SS7 service switching point (SSP) functionality and supports approximately 60 national SS7 variants.

Contracts with Suppliers

We are dependent on the following suppliers for the manufacture, supply and support of hardware components that are integrated into our solutions:
Audiocodes Ltd. for the supply of VoIP DSP processor boards, gateways and media gateways, ECI Telecom Ltd. (and its affiliates) for the supply of VoIP DSP processor boards, Intel for the supply of signaling boards and components, and Telica, Inc. for the supply of large-capacity media gateways. If our relationship with any of these suppliers is terminated, then we will need to invest time and resources to integrate our products with the hardware components of alternative suppliers.

Marketing, Sales and Distribution

We market and distribute our products both directly and via multiple distribution channels. We have designed our distribution strategy to address the diverse markets we target, including telecommunications service providers, ITSPs, CLECs and clearinghouses. Our marketing strategy includes direct sales to telecommunication service providers, strategic cooperations, value added resellers and integration arrangements with vendors of complementary hardware and software products and services. We currently have a direct global sales organization with sales and support based in Israel, the United States, India, Germany, Hong Kong, and Singapore. See Item 5 - Operating Review and Financial Prospects - for a breakdown of revenues by geographic market.

We typically license and sell our solutions to end users and distributors pursuant to purchase orders, distribution agreements and/or end user agreements, as applicable. The sales cycles for our solutions are long due to the nature of the products and solutions as well as due to the strong competition for sales of VoIP solutions. Once purchased by our end user customers, our solutions require installation in our customer's networks. After installation, we offer warranty and maintenance services to support our customers.

In 2002, we developed and implemented a new marketing strategy in response to the weak demand for telecommunications products in the developed countries, and re-focused our marketing efforts on deregulating emerging markets, with large installations of our products for companies such as DataAccess in India, and the Communications Authority of Thailand.

In addition, we responded in 2003 to the industry shift from H.323 VoIP technology to softswitch technology, by launching our Essentra softswitch. Our softswitch marketing strategy consists of targeting greenfield carriers, as well as large telecommunications carriers in developed countries to gradually migrate their existing ILD networks into softswitch networks using our Essentra softswitch platform.

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

We actively support important communications standards in our products, including IETF SIP, ITU-T H.323, , SS7 and many others, and work closely with our tier-1 carrier customers and equipment manufacturers in ensuring standards are correctly and uniformly implemented. Our products have been ranked by industry analysts as having the largest number of different SS7 installations world-wide.

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

Research and Development

See Item 5 - Operating Review and Financial Prospects - for a discussion on research and development.

Competition

Our market is intensely competitive and rapidly evolving, and is characterized by evolving standards and new alliances. Our principal competitors include Cisco Systems, Inc., Alcatel, Lucent Technologies Inc., Siemens, Nortel Networks Corporation, Nuera Communications, Comworks Technologies, Sonus Networks Inc., Verso Technology Inc. and Veraz Networks, Inc. Many of our competitors are difficult to compete with, as they are larger than we are, have broader name recognition, have greater long-term resources and can sustain larger price reductions for their products than we can.

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

4C.      Organizational Structure

We are organized under the laws of the State of Israel. Our directly and indirectly held principal operating wholly-owned subsidiaries and their countries of incorporation are:

o     VocalTec Communications Inc. (United States)
o     VocalTec Communications Deutschland GmbH (Germany)
o     VocalTec Communications Hong Kong Limited (Hong Kong)
o     VocalTec Communications International B.V. (Netherlands)
o     VocalTec Communications Singapore Pte Ltd. (Singapore)
o     VocalTec Communications India Private Limited (India)

4D.      Property, Plants and Equipment

Our headquarters are located in Herzliya Pituach, Israel and occupy approximately 40,700 square feet pursuant to a lease expiring in January 2005. We currently pay total yearly rental and management fees of approximately $1.01 million, which are linked to the Israeli Consumer Price Index. These facilities are used for management, marketing, sales, research and development and production. Of this amount, approximately 33,200 square feet are currently being used by our company. We are subleasing approximately 7,500 square feet to Pioneer Administrative Services Ltd. as of March 1, 2003.

We maintain car leases, and our total liability for early termination of the leases is up to an aggregate of approximately $166,000.

The following facilities accommodate our sales and customer support worldwide and are being fully utilized. We believe they are all flexible enough to accommodate expansion of operations.

In March of 2003, we renegotiated the lease for our subsidiary in the United States, for smaller offices of approximately 3,870 square feet in Fort Lee, New Jersey under a lease expiring on February 28, 2006. The annual rent for these facilities is approximately $110,000.

Our subsidiary in Germany leases approximately 1,500 square feet in Bonn under a lease expiring in June 2004. The annual rent for the facility is approximately $32,000. We are planning to either renew this lease or to seek alternative similar facilities for our German subsidiary.

Our subsidiary in Hong Kong leases approximately 970 square feet under a lease expiring in June 2004. The annual rent for the facility is approximately $37,000. We are planning to either renew this lease or to seek alternative similar facilities for our Hong Kong subsidiary.

Our subsidiary in India leases approximately 1200 square feet under a lease expiring in December 2005. The annual rent for the facility is approximately $26,000.


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

Overview

As a result of the turbulent economic conditions worldwide over the past several years, spending in the telecommunications industry decreased substantially in 2001 and 2002 over prior years. Although the VoIP sectors have grown in terms of minutes according to independent market research, sales of VoIP products to telecommunications service providers continue being generally unpredictable. However, starting in 2002 we observed an increase in sales of VoIP products in certain emerging and deregulating markets worldwide. In addition, we have recently begun to observe an interest in telecommunications carriers to migrate their systems from traditional PSTN systems to VoIP networks to reduce their operating expenses. Industry analysts predict that such network migrations will occur during the course of the next decade.

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

Revenue Recognition: We recognize revenue when (1) we and a customer enter into a legally binding commitment to pay for products or services free of contingencies or significant uncertainties, (2) we deliver the products or fulfill our obligations to provide the services, (3) payment is fixed and determinable, and (4) collection is probable. We assess each sale to ensure that the above conditions are met. In contracts for which an acceptance provision is required by the customer, the Company defers revenue (and the related costs) until receiving the acceptance confirmation. Service and maintenance revenues are recognized over the period during which such services are rendered. Revenue earned on software arrangements involving multiple elements is allocated to each element based on the relative fair value of the elements. Fair value is determined based on vendor specific objective evidence
(VSOE) of the fair value of the elements. The VSOE of fair value of the elements is based on the price charged for the undelivered element when sold separately. Revenue is recognized under the residual method when VSOE of fair value exists for all undelivered elements and VSOE does not exist for all of the delivered elements. Under the residual method, any discount in the arrangement is allocated to the delivered elements. This policy ensures that we report revenues in accordance with U.S. GAAP. Factors that could materially adversely affect our revenue recognition include longer payment terms, longer procurement cycles, financial viability of our customer base, the mix of products and services provided, failure to timely provide products and services to customers, and fewer large customers.

Allowance of Doubtful Accounts: We treat our estimated losses for customer failure or inability to make payments as allowances for doubtful accounts. These allowances are calculated based on ongoing assessments of our customers' financial conditions. Should our customer's financial conditions deteriorate, we may be required to increase allowance for doubtful accounts.

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

Tax Allowance Practices: Our subsidiaries operate world-wide under various tax regimes, and as such, we are subject to the tax laws and regulations of many countries. At the end of every accounting period, we estimate our existing and future tax results, and create tax assets or liabilities, as applicable. As part of this process, we generally consult with reputable tax advisors in various overseas locations, and follow established tax precedents in our tax allowance practices. The tax expense and benefits of the company of this process are reflected in our financial statements.

Use of estimates. The preparation of the financial information requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, we evaluate our estimates, mainly related to trade receivables, inventories, long-lived assets, restructuring charges, revenues and contingencies. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

We believe we are conservative in the application of accounting rules relating to future events in our consolidated financial statements. Predicted future losses or expenses are generally reported immediately in our Consolidated Financial Statements, while predicted incomes are reported upon actual occurrence.

5A.      Operating Results

Sales

Sales consist of sales of VoIP turnkey solutions, products and related support and maintenance services.

We recorded sales in 2003 of $18.7 million, or 19.9%_higher than sales in 2002 of $15.6 million. Sales for 2003 were 30.8% lower than sales in 2001 of $27 million. The increase in sales compared with 2002 was primarily attributable to increased repeat sales to two of our existing customers, Deutsche Telekom's T-Systems subsidiary and Data Access, and to increased revenues from maintenance services.

Product revenues in 2003 were approximately $15.7 million, an increase of 16% compared to year 2002 product revenues of $13.5 million, and a decrease of 38.5% compared to year 2001 product revenues of $25.5 million. The increase in 2003 was due to repeat sales to our two major customers, Deutsche Telekom and Data Access.

Service revenues from maintenance and other support services in 2003 were $3.0 million, an increase of 45.3% compared to year 2002 services revenues of $2.1 million, and an increase of 97.1% compared to year 2001 service revenues of $1.5 million. Services revenues increased in 2003 compared with 2002 due to the award of larger support contracts from our customers. Revenues from maintenance and other support services exceeded ten percent of our total revenues for each of 2002 and 2003.

Sales of our solutions, consisting of a combination of software, hardware and services, continue to comprise the most significant portion of sales in 2003. Other revenues were generated by projects and support. We expect this trend to continue.

As in recent years, revenues from consulting for customization services in 2003 were negligible, because our sales mostly consist of turnkey projects that do not have customization requirements.

We distribute substantially all of our products through a combination of direct sales to telecommunications service providers, and indirectly via strategic partners, alliances, distributors, dealers and agents.

Sales to Deutsche Telekom and its T-Systems subsidiary in 2003 and to DataAccess (India) Limited each accounted for a significant portion of our sales in 2003. If for any reason, our relationship with Deutsche Telekom / T-Systems or DataAccess is terminated, or if either of these key customers reduces purchases of our products, our business, financial condition and results of operations will be materially adversely affected.

Geographic revenues as a percentage of overall revenues changed as follows:

     o Sales in the Americas decreased to 4% of total revenues in 2003, compared to 10% of total revenues in 2002, and 35%% in 2001.

     o Sales in Europe increased to 64% of total revenues in 2003, compared with 48% of total revenues in 2002, and 35% of total revenues in 2001.

     o Sales in Asia Pacific decreased to 31% of total revenues in 2003, compared with 39% of total revenues in 2002, and 25% of total revenues in 2001.

     o Sales in the rest of the world decreased to 1% of total revenues in 2003, compared with 3% of total revenues in 2002, and 6% of total revenues in 2001.

Sales in Israel were 0%, 1%, and 4% for 2003, 2002 and 2001 respectively. Sales in Germany were 52%, 24%, and 8% for 2003, 2002 and 2001 respectively. Sales in India were 22%, 23%, and 0% for 2003, 2002 and 2001 respectively. Total sales in all countries outside Israel were 100%, 99%, and 96% for 2003, 2002 and 2001 respectively.

The difference in 2003 percentages in geographic revenue distribution from previous years is mainly a result of the increase in sales to Deutsche Telekom's T-Systems subsidiary in Europe in 2003. Sales in the Americas continued to decrease significantly as a result of lower sales to ITXC during 2002, and no sales to ITXC during 2003.

To date, most of our global sales have been in U.S. dollars and have not been adversely affected by foreign currency fluctuations. If global business conditions require us to sell our solutions in other local currencies, our sales may be adversely affected by devaluation of local currencies against the U.S. dollar.

Our business is not seasonal.

Cost of Sales

Cost of sales was $8.7 million or 47% of sales in 2003 compared with $7.5 million or 48% of sales in 2002, including an inventory write-off in the amount of $0.9 million. Cost of sales in 2001 was $10.9 million or 40% of sales, including an inventory write-off in the amount of $1.4 million. Cost of sales of products in 2003 was $7.4 million in 2003 compared with $6.0 million in 2002, and $8.9 million in 2001. Cost of sales of service was $1.3 million in 2003 compared with $0.7 million in 2002, and $0.5 million in 2001.

Cost of sales of products primarily includes the cost of hardware in our turnkey solutions, third party billing software, reserves for products and components in inventory, royalties to third parties, and other expenses associated with the provisioning of products. Cost of services primarily consist of salaries and travel expenses for rendering maintenance services to customers.

As in 2002, cost of sales in 2003 increased as a percentage of sales due to increased competition in the VoIP market resulting in lower prices for VoIP products. The cost of sales as a percentage of sales may increase in the future due to increasingly competitive prices, and increased inventory-related costs. In years 2001 and 2002, we wrote off obsolete inventory product components in the amount of $1.4 million and $0.9 million, respectively.

In 2003, gross margins were 53%. In 2002, gross margins were 52% including inventory write-offs and 57% excluding inventory write-offs. In 2001, gross margins, including an inventory write-off for obsolete stock, was 60%, and excluding the inventory write-off was 65%. Due to price pressure generated by intense competition in the VoIP industry, gross margins have declined over the past three years. We believe that the gross margin may further decrease in future periods due to increased competition which may cause us to reduce prices of certain of our products and services, increased amounts paid for licensed technology to be incorporated in future products, a larger percentage of hardware components in our solutions, price increases in the cost of such hardware components, as well as higher standard requirements from our customers. In addition, we expect that our gross margins will be affected in future periods by the mix of hardware, software and services sold.

Operating Expenses

Research and development costs, net. Research and development costs, net were $4.1 million in 2003 or 22% of sales, compared with $6.1 million or 39% of sales in 2002, and $7.8 million, or 29% of sales in 2001. Research and development costs, net consist principally of salaries and benefits for software engineers, related facilities costs and activities and expenses associated with computer equipment used in software development. None of our software development costs have been capitalized during any of the reported periods as the amount of software development costs eligible for capitalization at this stage has historically been insignificant.

We believe that continued investment in research and development is essential to remain competitive in the marketplace and is directly related to the timely developments of new and enhanced products.

Our research and development efforts have been financed from internal resources and through programs sponsored by the Government of Israel through the Chief Scientist, as well as the European Commission through the Fifth Framework Programme. We participate in a royalty-bearing program sponsored by the Chief Scientist in Israel. Pursuant to the terms of the royalty-bearing program of the Chief Scientist, we are required to pay a royalty of between 3% and 3.5% of sales of products and related services developed in any project partially funded by the Chief Scientist, up to an amount of 100% of the grant obtained. For grants received under programs approved subsequent to January 1, 1999, royalties are payable up to 100% of the grant obtained plus interest at LIBOR. We expect to participate only in royalty bearing programs but we cannot make any assurances that we will be awarded any future grants.

Our research and development expenses in 2003 were net of participation from the Chief Scientist. In 2003, participation from the Chief Scientist was $1.6 million, of which $1.3 million was attributed to the 2003 approved plan and additional $0.3 million was attributed to the 2002 plan. All of these participations are related to royalty bearing programs. Total cash receipts from the Chief Scientist in 2003 were $1.8 million of which $0.5 million were from the 2002 plan. In 2003, we paid royalties to the Chief Scientist in an aggregate amount of approximately $0.5 million.

Our research and development expenses in 2002 were net of participation from the Chief Scientist. In 2002, participation from the Chief Scientist was $1.7 million, of which $1.6 million attributed to the 2002 approved plan and additional $0.1 million from the 2001 plan. All of these participations are related to royalty bearing programs. Total cash receipts from the Chief Scientist in 2002 were $1.8 million, of which $0.4 million were from the 2001 plan.

In 2002, we paid royalties to the Chief Scientist in an aggregate amount of approximately $0.6 million.

In 2001, Chief Scientist participation was in the amount of $2.5 million. $1.7 million of that amount was related to the 2001 plan while the other $0.8 million was related to the 2000 plan all of which related to royalty bearing programs. Total cash grants received from the Chief Scientist in 2001 were $2.5 million, of which $1.4 million related to the 2001 plan and $1.1 million to the 2000 plan.

In 2001, we paid royalties to the Chief Scientist in an aggregate amount of approximately $0.9 million.

In January 2000, we joined the Fifth Framework Programme of the European Commission for a non-royalty bearing program. During 2003, we received 175,000 Euros from the program. In 2002, total research and development grants from the Fifth Framework Programme were 50,000 Euros, compared with 100,000 Euros in 2001.

Research and Development Consortia

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

Selling and Marketing expenses

In 2003, selling and marketing expenses were $10.3 million, or 55% of sales, compared with $16.4 million or 105% of sales in 2002, and $23.7 million, or 88% of sales in 2001. Selling and marketing expenses include salaries and benefits, sales commissions, travel expenses and related facilities costs for our sales, marketing, and distribution personnel, as well as reserves for potential damages to, loss of, or obsoleteness of trial systems. Selling and marketing expenses also include the costs of programs aimed at increasing revenue, such as advertising, trade shows and other market development programs.

The decrease in selling and marketing expenses in both absolute terms and as a percentage of sales in 2003 over prior years was the result of cost reductions in our sales and marketing operations, closure of some of our overseas sales offices, and more efficient use of our sales and marketing resources.

General and administrative expenses

General and administrative expenses consist principally of salaries and benefits, outside legal, accounting and consultant fees, travel expenses, and related facility costs for management, finance, logistics, human resources, legal, information services, and administrative personnel. General and administrative expenses also include expenses associated with computing equipment and software used in the administration operations. General and administrative expenses were $3.6 million or 19% of sales in 2003, compared with $4.5 million or 29% of sales in 2002, and $6.4 million or 24% of sales in 2001. General and administrative expenses in 2003 decreased in absolute numbers and as a percentage of sales compared to 2002 due to the continued operational efficiencies we effectuated in 2003.

Restructuring costs.

We had no restructuring charges in 2003. During 2002, we implemented a number of organizational changes due to substantial reduction in market demand, including a reduction in worldwide headcount of 108 employees (including the spun-off Surf & Call employees), or approximately 42% of our workforce, reductions in the office facilities used for our activities, renegotiation of some of our office leases, moving to smaller office premises, and the closing of our sales offices in France, Italy, Spain, Sweden, and Australia. We recorded $1.3 million for severance and termination payments and other benefits. The total costs associated with these charges was $2.7 million, paid mostly in cash. We closed our offices in China and Japan in 2003.

During 2001, organizational changes included a reduction in worldwide headcount of 140 employees, or approximately 40% of our workforce and reduction in the office facilities used for our activities. The total costs associated with these charges was $1.8 million, paid mostly in cash, ($0.3 million of restructuring costs related to Surf & Call segment were reclassified to discontinued operations).

Other Income (Expense), net

Other income of $0.1 million in 2003 was mainly from the sale of obsolete inventory to third parties. During 2002, we sold 4,608,165 shares of ITXC, representing the remainder of our holdings in ITXC, and realized net proceeds of approximately $13.1 million. In 2001, we sold 180,000 shares of ITXC Corp, and realized net proceeds of approximately $1.0 million.

Financial Income, net

Financial income, net in 2003 was negligible, compared with financial income, net of $0.4 million, or 3% of sales in 2002, and $1.9 million, or 7% of sales in 2001. The decrease in financial income in 2003 was primarily a result of fluctuations of the NIS against the U.S. dollar, lower cash balances and lower interest rates on deposits.

Taxes on Income, Tax Refunds and Tax Benefits

Taxes on income in 2003 in the amount of $0.1 million were mainly attributed to subsidiaries outside the United States. Net tax benefits in 2002 were $5.3 million, including a tax refund in the U.S. of $3.8 million, and we paid taxes in the amount of $1.0 million for our various subsidiaries. The 2002 tax refund resulted from carry-back losses in 2001 against federal tax payments made in 2000. In addition, since the company sold its remaining shares in ITXC in 2002, it re-assessed its tax liability due to the change in circumstances and, as a result, decreased its tax liability by approximately $2.5 million.

Net tax benefits in 2001 amounted to $0.3 million, comprised of $0.6 million in net tax benefit, less $0.3 million tax paid for our various subsidiaries.

We currently have two Approved Enterprise programs under the Law for the Encouragement of Capital Investments, 1959. Such programs are eligible for certain tax benefits for the first several years in which they generate taxable income. Income derived from an Approved Enterprise is subject to a zero tax rate for two years and up to an additional eight years of reduced corporate tax rate of 25% until the earlier of (i) seven to ten consecutive years, commencing the year in which the specific Approved Enterprise first generates taxable income, (ii) twelve years from commencement of production or
(iii) fourteen years from the date of approval of the Approved Enterprise status. Some of our production and development facilities have been granted Approved Enterprise status. To date, neither of our Approved Enterprise programs has generated any taxable income.

As of December 31, 2003, we had net operating loss carryforwards in Israel of approximately $88 million for tax purposes, and net operating loss carry forwards in the U.S. of approximately $4.5 million. These net operating losses may be carried forward and offset against future taxable income under applicable tax laws. Tax benefits which apply to us under Israeli law do not apply to any income generated by any of our other subsidiaries.

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

In May 2002, we finalized the carve-out of our Surf&Call operations into a separate corporate entity, Surf&Call Solutions Ltd., in which we held a minority interest with the remaining equity being held by a group of previous employees of the Surf&Call unit. Operating loss posted by the Surf & Call segment until March 31, 2001 was $0.6 million, while expenses on disposal of the segment were $1.8 million, including a $0.55 million convertible loan write-off and the write-off in the amount of $0.76 million for transferred equipment. The results of operations of Surf&Call were reclassified to be reported as discontinued operations in 2001 and 2000, and affected various items in our Income Statement for 2001 and 2000, although the net loss for 2001 and 2000 was unchanged. In December 2003, we sold our entire interests in Surf & Call to Cosmocom, Inc., in consideration for full payment of all outstanding debts of Surf & Call, future royalty payments in the event of licensing of the Surf & Call technology, and a portion of the proceeds in the event of a sale of the Surf & Call technology by Cosmocom to a third party. This transaction resulted in a reduction of the accrual for discontinued operations in the amount of $0.1 million.

Net Income (Loss)

Loss from continuing operations in 2003 was $8.1 million, representing 43% of sales, or $0.66 per share, compared with a loss from continuing operations of $5.8 million, representing 37% of sales or $0.48 per share in 2002. Net loss was $8.0 million in 2003, representing 43% of sales, or $0.65 per share. In 2002, the net loss was $8.2 million representing 52% of sales, or $0.68 per share, including a charge for restructuring costs of $2.7 million, or $0.22 per share, a charge for discontinued operations of $2.4 million representing $0.20 per share, a gain from our sale of ITXC shares of $10.3 million or $0.85 per share, a tax benefit of $5.3 million or $0.44 per share, and a charge due to an inventory write-off of $0.9 million or $0.07 per share.

Loss from continuing operations in 2001 was $20.5 million, representing 76% of sales or $1.69 per share. Net loss was $31.8 million representing 118% of sales, or $2.62 per share, including a charge for restructuring costs of $1.8 million, or $0.14 per share, a charge for discontinued operations of $11.3 million or $0.93 per share, a gain from our sale of ITXC shares of $0.94 million or $0.08 per share, a tax benefit of $0.3 million or $0.02 per share, and a charge due to an inventory write-off of $1.4 million or $0.12 per share.

Our financial statements are reported in dollars and the vast majority of our sales are made in U.S. dollars. Most of our expenses are in New Israeli Shekels (NIS) and dollars. The cost of our operations in Israel, as expressed in dollars, is influenced by the extent to which any increase/decrease in the rate of inflation in Israel is not offset by the appreciation/depreciation of the NIS in relation to the dollar. In 2003, the rate of deflation in Israel was -1.9%. The rate of appreciation of the NIS in relation to the dollar was 7.6%.

5B.      Liquidity and Capital Resources

During the past three years, we covered our cash flow requirements using operating revenues, proceeds from gradual sales of our holdings of ITXC shares, grants from the Chief Scientist and other cash reserves. In March 2004, we raised $9.3 million, net of expenses, through the issuance of 2.4 million of our ordinary shares to institutional investors.

As of December 31, 2003, we had approximately $12.2 million in cash, cash equivalents and short-term investments, comprised of $2.4 million in cash and cash equivalents, $1.4 million in restricted cash, and $8.4 million in short-term investments. As of December 31, 2002, we had approximately $17.7 million in cash, cash equivalents and short-term investments, comprised of $10 million in cash and cash equivalents and $7.7 million in short-term investments. Some of our short-term investments consist of commercial papers currently rated either A1/P1 or A2/P2. We generally hold commercial papers until maturity. In addition, some of our cash is invested in time deposits, under which penalties are imposed if withdrawn before maturity.

As of December 31, 2003, we had working capital of approximately $8.0 million compared with $14.7 million as of December 31, 2002. The net decrease in working capital during 2003 resulted primarily from our operating loss. The decrease in cash and cash investments was a direct result of our usage of cash to cover our operating loss for the year, as sales were insufficient to cover operating expenses.

Net cash used in operating activities was $5.4 million, $12.5 million, and $30.3 million, for the years ended December 31, 2003, 2002, and 2001, respectively. The principal use of cash in each of these years was to fund our operations. Amounts paid as income tax payments were $0.1 million in 2003, $0.4 million in 2002, and $0.1 million in 2001.

Net cash used in investing activities was $2.7 million for the year ending December 31, 2003. Net cash generated by investing activities was $12.6 million, and $22.7 million for the years ending December 31, 2002, and 2001, respectively. Investments in restricted cash were $1.4 million in 2003 and zero in 2002 and 2001. In 2003, net cash used for short-term investments amounted to $0.6 million while in 2002 and 2001 net cash received from maturing of short term investments net of the purchase of new short time investment amounted to $0.8 million and $24.2 million respectively. Proceeds from the sale of ITXC shares were $13.1 million in 2002, and $1.0 million in 2001. In 2001, our investments in the shares of other companies amounted to $0.7 million. Cash used for purchase of equipment was $0.7 million, $0.8 million, and $1.8 million for 2003, 2002, and 2001, respectively. Proceeds from the sale of equipment were $0.1 million in 2002, and were negligible in 2003 and 2001. In 2002, we extended a convertible loan to Surf&Call in the amount of $0.6 million as part of the carve-out of Surf&Call (see Item 5A - Operating Results).

Net cash generated by financing activities was $0.5 million for the year ended December 31, 2003, and resulted exclusively from proceeds from the exercise of employee stock options throughout the year.

We anticipate that operating expenses may exceed revenues, net of cost of sales in 2004 and possibly beyond if we do not sufficiently increase sales. Throughout 2002 and 2001, we undertook a series of cost reduction measures and may need to consider additional cost reduction measures in the future to further reduce our operating expenses. We believe that current cash and cash equivalents balances, cash flows from operations, grants from the Chief Scientist, and funds raised through the private placement of our ordinary shares in March 2004 will be sufficient to meet our anticipated cash needs for working capital and capital expenditures for at least the next 12 months. However, if our revenues were to decrease, whether due to evolving industry standards and rapid technological changes that could result in our products being no longer in demand, the reduction in our product prices, or our failure to retain our customers, we may need to reduce our operating expenses or use more of our cash reserves to fund operating expenses. Similarly, in the event that the amounts we receive from research and development grants decline, we may need to reduce operating expenses and utilize more of our cash reserves for our operations. If such measures are insufficient, we may attempt to establish lines of credit or sell additional equity securities or debt securities. If we are unable to raise additional capital on terms favorable to us or at all, our ability to sustain our current or future operations, research and development and sales infrastructures, and to compete in the VoIP market will be adversely affected.

In 2003 and to date, we have not incurred any debt.

Capital expenditures in 2003 were approximately $0.7 million, compared with $0.8 million in 2002 and $1.8 million in 2001. See Item 4A for further details.

The cost of sales of our solutions did not significantly increase in 2003 compared to 2002.

In the beginning of 2002 we received an IRS income tax refund in the amount of $4.4 million, for 2000 and 2001. These refunds relate to taxes paid on capital gains for year 2000, offset by losses incurred in years 2000 and 2001 which were carried-back. See Item 5A "Taxes on Income, Tax Refunds and Tax Benefits".

We maintain annual car leases in the amount of approximately $1.3 million, and our total liability for early termination of the leases is in the amount of up to $166,000.

Inventory and Receivables

Inventories at the end of 2003 were $1.5 million, compared to $4.1 million at the end of 2002 and $3.6 million at the end of 2001. The decrease in 2003 compared with 2002 was due to recognition of sales of inventory sent to customers in 2002, increased inventory turns, and shorter lead times of inventory orders. The increase in inventory in 2002 was due to large quantities of inventory delivered to customers for deals that were recognized as revenues during 2003.

Trade receivables are from purchases of our products primarily by telecommunications companies and service providers. Trade receivables are presented at gross value, less reserves for unrecognized sales, and less reserves for doubtful accounts. Trade receivables, net at the end of 2003 were approximately $1.5 million, compared with $0.7 million at the end of 2002, and $5.4 million at the end of 2001. The increase in 2003 was mainly due to the reduction in the allowance for doubtful accounts. The reduction in 2002 was due to the decline in our sales and increased collection of customer payments prior to shipping products. There can be no assurance that our reserves for bad debts are adequate due to the short history and lack of collection experience we have with these types of providers.

Prepaid expenses and other receivables were $0.9 million at the end of 2003, compared with $2 million at the end of 2002 and $2.5 million at the end of 2001. The decreases in 2003 and 2002 were due to accelerated actual grant payments received from the Chief Scientist, lower leasing deposits, and lower prepaid expenses.

Off-Balance Sheet Arrangements

There are no off-balance sheet arrangements that have or are reasonably likely to have a current or future material effect on the company's financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.


Aggregate Contractual Obligations
--------------------------------- -----------------------------------------------------------
Contractual Obligations             Payment Due by Period
--------------------------------- -----------------------------------------------------------
                                              Less than     1-3         3-5        More than
                                    Total       1 Year     Years       Years        5 Years
--------------------------------- ----------- ----------- ----------- ----------- -----------
Long-Term Debt Obligations            -           -           -           -           -
--------------------------------- ----------- ----------- ----------- ----------- -----------
Capital Lease Obligations             -           -           -           -           -
--------------------------------- ----------- ----------- ----------- ----------- -----------

Operating Lease Obligations       1,606       1,193         413           -           -
--------------------------------- ----------- ----------- ----------- ----------- -----------

Purchase Obligations                161         161           -           -           -
--------------------------------- ----------- ----------- ----------- ----------- -----------
Other Long Term Liabilities
Reflected on the Registrant's
Balance Sheet under GAAP          3,104           -           -           -         3,104
--------------------------------- ----------- ----------- ----------- ----------- -----------
Total                                                                     -
                                  4,871       1,354         413                     3,104
--------------------------------- ----------- ----------- ----------- ----------- -----------


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

VocalTec, Essentra, VocalTec Telephony Gateway, Internet Phone, Internet Phone Lite, Internet Voice Mail, VocalTec Conference Server, VocalTec Network Manager, VocalTec Gatekeeper, I2N, PassaPort, PassaFax, Internet Phone Call Waiting, , VocalTec Unipop, Gateswitch, are all trademarks or registered trademarks of VocalTec. All other trademarks or registered trademarks used in this Annual Report on Form 20-F are the property of their respective owners.

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

In 2003, we invested $3.6 million in our research and development efforts for salaried personnel, compared with $4.9 million in 2002 and $8.8 million ($6.4 million without Surf&Call) in 2001. Our research and development personnel regularly examine and test new software and communication and networking technologies in order to evaluate their applicability to our products. Our research and development personnel are also involved in creating and improving standards within the international standard, setting bodies, so as to lead the industry into compliance with interoperable and robust solutions that will enable mainstream acceptance of new technologies and products.

We intend to continue to develop solutions to provide carrier-grade VoIP telephony equipment and solutions. However, we can provide no assurance that we will successfully develop new or enhanced products.

See Item 5A "Operating Results - Research and development costs, net".

5D.      Trend Information

The VoIP market has moved from infancy to growth stage and is poised to become the mainstream technology of choice for service providers worldwide. This is evidenced by the double digit growth in voice traffic, based on minutes of use. In comparison to the general decline in many sectors of the telecommunications industry over the past few years, long distance Voice over Packet minutes grew approximately 78% to 161 billion minutes of use in 2003 according to research firms Telegeography and Probe Research industry sources. Packet telephony networks generated in 2003 approximately 18% of the world's international traffic and 5% of the world's domestic long distance traffic, according to such sources. Going forward, these industry analysts expect that by the year 2008, 63% of world's international traffic and 38% of national long distance traffic will be on packet networks - translating to more than
1.4 trillion minutes of use. This continuing growth comes from increased migration to packet switch networks by incumbent national carriers worldwide. The migration to VoIP is seen as a worldwide phenomenon. Additionally analysts such as the Yankee Group expect an uptake in deployment of hosted VoIP applications like IP Centrex, VoIP VPN, Conferencing, etc. According to the Yankee Group, the equipment market for hosted IP Telephony application servers will increase from $206 million in 2003 to $1.5 billion in 2007.

During the past few months, we have begun to observe an interest in telecommunications carriers to migrate their systems from traditional PSTN systems to VoIP softswitch networks in order to (a) reduce their operating expenses, (b) enable them to provide new applications and services, and (c) because incumbent equipment vendors are discontinuing PSTN switches and other equipment, making traditional PSTN networks unsustainable. However, there can be no assurance that these migrations will occur in the near future, or that we will be selected for such migration projects.

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

Hugo Goldman has served as Chief Financial Officer since March 2001. Prior to joining VocalTec and since December 1999, Mr. Goldman held various key executive positions at Algorithmic Research, an Internet security company. Previously, Mr. Goldman worked at Motorola Semiconductor Products Sector for over sixteen years (1983-1999) in Israel and in the U.S., including in the position of Chief Financial Officer of Motorola Semiconductor Israel. Prior to his long tenure at Motorola, Mr. Goldman held audit management positions at Kesselman & Kesselman (PriceWaterhouseCoopers) until 1983.

6B.        Compensation of Directors and Executive Officers(3)

The aggregate compensation paid to all our directors and officers as a group during the fiscal year 2003 was approximately $0.8 million in salaries, directors' fees, and bonuses, and 150,000 options, approved for grant on May 9, 2004 at an exercise price of $1.18 per option. Options expire ten years after the date of the grant. The aggregate total amounts set aside or accrued by the Company or its subsidiaries to provide for severance payments is approximately $0.1 million.

6C.        Board practices

The period during which our directors and senior management have each served in their respective offices is set forth in "Item 6A - Directors and Senior Management". There is no date of expiration of the current term of office of any of the senior management members. The expiration date of the terms of office of our directors are as follows: (a) for Yoav Chelouche in May 2006;
(b) Ami Tal's term as director expires at the 2005 annual shareholder's meeting and may be renewed; (c) Elon Ganor's term as director expires at the annual shareholders meeting in 2006 and may be renewed; and (d) Lior Haramaty and Douglas Dunn, their respective terms as directors expire at the annual shareholders meeting in 2004 and may be renewed.

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

Our audit committee is comprised of Douglas Dunn, Yoav Chelouche and Lior Haramaty. We believe that Mr. Dunn and Mr. Chelouche qualify as audit committee financial experts as such term is defined under the Exchange Act, and that all three directors qualify as independent directors as such term is defined under the Nasdaq Rules. The purpose of the Audit Committee is to provide assistance to the Board of Directors in fulfilling its legal and fiduciary obligations with respect to matters involving the accounting, auditing, financial reporting and internal control functions of VocalTec and its subsidiaries as well as complying with the legal requirements under Israeli law and the Sarbanes-Oxley Act of 2002. The following are examples of functions within the authority of the Audit Committee:

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

Our audit committee convenes at least once per quarter to review the company's quarterly financial results, and as necessary to resolve issues that are in the scope of responsibility of the committee.

Our compensation committee is comprised of Elon Ganor, Yoav Chelouche and Douglas Dunn, and meets as necessary several times per year regarding options allocations and general compensation issues relating to our employees.

6D.        Employees

At December 31, 2003, we employed 140 full time employees and 7 part-time employees, of which 51 were employed in research and development (compared with 48 in 2002 and 99 in 2001), 69 were employed in sales and marketing (compared with 65 in 2002 and 110 in 2001), 22 were employed in general and administrative (compared with 24 in 2002 and 47 in 2001), and 5 were employed in operations. Of these employees, 111 were based in our facilities in Israel, 16 in the United States, 14 in Asia Pacific and 6 in Europe. As of March 25, 2004 we employed a total of 146 employees, consisting of 140 full time employees and 6 part time employees.

We believe that our relations with our employees are good. Neither our employees nor we are parties to any collective bargaining agreements, except for provisions of such agreements that are applicable to the industry by virtue of extension orders issued under applicable Israeli laws. During 2002, we eliminated 108 positions as part of our restructuring plans.

6E.        Share ownership

As of March 25, 2004 each of the individuals listed in Item 6A beneficially owned less than one (1%) percent of our ordinary shares, and each such person's individual share ownership has not been previously disclosed to shareholders or otherwise made public, with the exception of Lior Haramaty who owns 425,000 shares and 115,000 options, and of Elon Ganor and Ami Tal who beneficially own the 940,050 shares held by LaCresta International Trading Inc., as well as 7,500 shares and 490,000 options held by Elon Ganor and 198,000 options held by Ami Tal.

We have established a number of employee option plans containing terms and conditions for the vesting and exercising of options granted to employees for the purchase of our ordinary shares.

The various employee stock option plans are as follows: (a) 1996 Stock Option and Incentive Plan; (b) 1997 Stock Option and Incentive Plan; (c) 1998 Stock Option and Incentive Plan; (d) 1999 Stock Option and Incentive Plan; (e) 2000 Master Stock Option Plan; and (f) 2003 Master Stock Option Plan.

Options generally have a term of ten (10) years. Earlier termination may occur if the employee's employment with us is terminated or if certain corporate changes or transactions occur. Our Board of Directors determines the grant and the exercise price at the time the options are granted upon recommendation of the Compensation Committee.

The exercise price per share is usually granted at the approximate fair market value of the shares on the date of grant, as determined by the closing price for our ordinary shares as reported by the Nasdaq Market on the date of grant for incentive stock options.

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


ITEM 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7A.        Major Shareholders

The following table sets forth, as of March 25, 2004, the number of our ordinary shares, which constitute our only voting securities, beneficially owned by (i) all shareholders known to us to own more than five percent (5%) of our outstanding ordinary shares, and (ii) all of our directors and executive officers as a group. The percentages in the table reflect new ownership percentages subsequent to the private placement of our ordinary shares in March 2004.

                                             Ordinary Shares Beneficially Owned
                                             ----------------------------------

Name and Address                               Number               Percent
----------------                               ------               -------

Deutsche Telekom A.G.
Friedrich-Ebert-Allee 140                      2,300,000            15.5%
D-53113 Bonn, Germany

LaCresta International Trading Inc. (1)
c/o L.C.I.T. S.A Dufourstrasse 131             1,411,690            9.5%
P.O.B. 219 Zurich 8034, Switzerland

Officers and directors as a group (2)          2,259,050            15.2%
(6  persons)

(1) Dr. Elon Ganor, who is VocalTec's Chairman of the Board and Chief Executive Officer, and Ami Tal, who is VocalTec's Executive Vice President of Global Sales and a Director, each own 50% of the outstanding voting shares of LaCresta. Dr. Ganor and Mr. Tal are brothers-in-law.

         Includes, in addition to the ordinary shares held by LaCresta of record, (i) 330,100 options for ordinary shares held by Dr. Ganor that are exercisable within 60 days of the date stated above and (ii) 134,040 options for ordinary shares held by Mr. Tal that are exercisable within 60 days of the date stated above, and (ii) 7,500 shares held by Dr. Ganor.

(2) Includes (i) 886,500 ordinary shares for which options granted to officers and directors of our Company are exercisable within 60 days of the date stated above, and (ii) 940,050 ordinary shares held by LaCresta, which may be deemed to be beneficially owned by Dr. Ganor and Mr. Tal, and (iii) 7,500 shares held by Dr. Ganor; and (iv) 425,000 ordinary shares held by Mr. Lior Haramaty. Does not include 430,700 ordinary shares for which options granted to officers and directors of our company are outstanding but are not currently or within 60 days exercisable.

In March 2004, we completed a private placement of equity securities to institutional investors of 2.4 million of our ordinary shares. We received approximately $9.3 million, net of expenses, which will be used for working capital and general corporate purposes. As a result, our major shareholders were diluted. Our major shareholders do not have different voting rights from each other or other shareholders.

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

7B.        Related Party Transactions

A credit line in an amount of up to $25 million exists between VocalTec Communications Inc., as lender, and VocalTec Communications Ltd., as borrower, at the three months Libor interest rate. The largest amount outstanding during 2003 under this credit line was in the amount of $17.4 million. To date, approximately $15.8 million of the credit line has been used.

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

     o In May 2002, we finalized the carve-out of our Surf&Call operations into a separate corporate entity, Surf&Call Solutions Ltd., in which we held a minority interest with the remaining equity being held by a group of previous employees of the Surf&Call unit. In December 2003, we sold our entire interests in Surf & Call to Cosmocom, Inc, in consideration for full payment of all outstanding debts of Surf & Call, future royalty payments for certain types of licensing of the Surf & Call technology during a period of 24 months after closing, and a portion of the proceeds in the event of a sale of the Surf & Call technology by Cosmocom to a third party during a period of 24 months after closing.

     o We have been generating sales of our products to Deutsche Telekom's T-Systems subsidiary. During calendar year 2003, such sales significantly exceeded 10% of our sales. Deutsche Telekom is a major shareholder of the company.

7C.        Interests of Experts and Counsel

Not applicable.


ITEM 8.    FINANCIAL INFORMATION

8A.        Consolidated Statements and Other Financial Information

Our consolidated financial statements are set forth elsewhere in this document.

Export sales

Export sales in 2003 were $18.6 million or almost 100% of sales, compared with $15.5 million or 99% of sales in 2002, and $25.9 million, or 96% of sales in 2001.

Legal Proceedings

From time to time, we are involved in various routine legal proceedings incidental to the ordinary course of our business. We do not believe that the outcome of these pending legal proceeding will have a material adverse effect on our business or consolidated financial condition.

Dividends

We have never declared or paid cash dividends on the ordinary shares. We intend to retain our earnings for future growth and therefore do not anticipate paying any cash dividends in the foreseeable future.

8B.        Significant Changes

Except as disclosed elsewhere in this annual report, there have been no other significant changes since December 31, 2003.


ITEM 9.    THE OFFER AND LISTING

9A.        Offer and Listing Details

Through March 25, 2004 for the periods indicated, the high and low reported trading prices of our ordinary shares as reported by Nasdaq were as follows:

                                             High             Low
                                             ----             ---

1999                                        19.75              8.03
2000                                        53.25              3.50
2001                                         8.12              0.60
2002                                         3.02              0.26
2003                                         7.60              0.47

2002
First quarter                                3.02              1.50
Second quarter                               1.82              0.83
Third quarter                                1.10              0.38
Fourth quarter                               1.34              0.26

2003
First quarter                                0.77              0.47
Second quarter                               4.45              0.59
Third quarter                                7.60              2.81
Fourth quarter                               6.40              2.53

Last six months

October 2003                                 4.48              2.50
November 2003                                6.40              2.60
December 2003                                5.98              4.21
January 2004                                 6.90              4.50
February 2004                                5.75              4.05
March 2004 (through March 31)                4.49              3.19


As of March 31, 2004, 14,887,899 of our ordinary shares were issued and outstanding. This figure includes 2.4 million ordinary shares issued in connection with the private placement in March 2004. At such date, the last reported sale price of the ordinary shares was $3.98 per share, and the ordinary shares were held by 155 record holders. Of those 155 record holders, 130 are shown on our records as having United States addresses. The number of record holders in the United States is not representative of the number of beneficial holders nor is it representative of where such beneficial holders are resident since many of these ordinary shares were held of record by brokers or other nominees. As of March 25, 2004 we believe approximately 78% of our outstanding ordinary shares were held in the United States.

9B.        Plan of distribution

Not applicable.

9C.        Markets

Our ordinary shares have been quoted on the Nasdaq National Stock Market, Inc. since February 7, 1996 under the symbol "VOCLF," which was changed to "VOCL" on April 20, 1999. Our ordinary shares have also been quoted on the Easdaq Stock Market since October 17, 2000, under the symbol "VOCL". In December 2002, NASDAQ approved our application to transfer to the NASDAQ SmallCap Market. On July 29, 2003, our ordinary shares were listed back on the Nasdaq National Market, where they continue to be listed under the trading symbol "VOCL".

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

Our articles provide that directors are elected by an ordinary resolution of a general meeting of our shareholders. Our ordinary shares do not have cumulative voting rights in the election of directors. Accordingly, the holders of ordinary shares representing more than 50% of the voting power in our company have the power to elect all directors. However, our board of directors is divided into three classes: (a) one class to hold office until our annual meeting of shareholders to be held in 2004, (b) another class to hold office until our annual meeting of shareholders to be held in 2005 and
(c) a third class to hold office until our annual meeting of shareholders to be held in 2006.

We may, subject to the applicable provisions of the Companies Law, issue redeemable shares and subsequently redeem them. In addition, our board may make calls upon shareholders in respect of any sum which has not been paid up in respect of any shares held by those shareholders.

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

Directors are classified into three classes. Each class has a nearly equal number of directors, as determined by the Board of Directors. The terms for these classes of directors will expire at the annual shareholder meetings of 2004, 2005 and 2006. At each shareholder meeting, the successors of each class of directors whose terms expire are elected to hold office for a term expiring at the annual shareholders meeting held in the third year following the year of their election. The classified board structure may not be amended without the approval of the greater of (i) holders of not less than 75% of the voting power represented at a meeting in person or by proxy and voting thereon, or
(ii) holders of a majority of the outstanding voting power of all shares of the Company.

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

An audit committee may not approve an action or a transaction with an office holder or a controlling shareholder or an entity in which they have a personal interest unless at the time of approval the two external directors are serving as members of the audit committee. In addition, at least one of the external directors must be present at the meeting in which an approval was granted. We appointed the external directors elected under the Companies Law to our audit committee. Our current audit committee consists of Yoav Chelouche, Douglas Dunn, and Lior Haramaty.

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

10C.       Material Contracts Not in the Ordinary Course of Business

In March 2004, we entered into a securities purchase agreement with institutional investors pursuant to which we issued to such investors an aggregate of 2.4 million of our ordinary shares. As consideration for such shares, we received $9.3 million, net of expenses. We also issued to the investors warrants to purchase up to 1.2 million of our ordinary shares, at an exercise price of $4.75 per ordinary share, which warrants are exercisable for
4.5 years, beginning on September 12, 2004. Pursuant to the terms of the securities purchase agreement, we agreed to file with the Securities and Exchange Commission, within 30 days following the consummation of the transactions contemplated by the securities purchase agreement, a registration statement covering the resale of the ordinary shares issued and the ordinary shares underlying the warrants. The securities purchase agreement includes customary representations and warranties made by us (among other things, with respect to our and our subsidiaries' business and the issuance of the shares and the warrants) and by the investors (among other things, with respect to their status as "accredited investors") and other provisions, including with respect to confidentiality, restrictions on the transfer of the shares and warrants and indemnification. Forms of the securities purchase agreement and the warrants are attached to this annual report as Exhibits 4.1(h) and 4.1(j), respectively.

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

Dividends paid out of income derived by an approved enterprise and dividends received from a company out of dividends it received from an approved enterprise are generally subject to withholding tax at the rate of 15% (deductible at the source). In the case of companies which do not qualify as a FIC, and which are at least 25% owned by non-Israeli residents, the reduced rate of 15% is limited to dividends and distributions out of income derived during the benefits period and actually paid at any time up to 12 years thereafter. In addition, a company which elects the alternative benefits package and which, at any time, pays a dividend out of income derived from its approved enterprise during the tax holiday period, will be subject to corporate tax at the otherwise applicable rate of 25% (or lower in the case of a FIC) on the grossed up income out of which such dividend has been paid, and an additional 15% withholding tax in respect of the amount distributed. We have elected the alternative benefits with respect to our current approved enterprise, including the exemption pursuant to which we will enjoy a tax holiday for a period of two years and reduced tax rates for an additional period of up to eight years (depending on the percentage of foreign stock ownership in our company).

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

Where withholding tax is paid by our company to the country of residence of the purchaser/licensee, such tax would generally be creditable by our company for Israeli income tax purposes, pursuant to any relevant income tax treaty and under Israeli law against income derived from the same source. However, where we do not have taxable income for Israeli tax purposes because of the application of a tax holiday available to an Approved Enterprise for example or because of losses for tax purposes, we would have no Israeli tax liability against which to credit the foreign withholding tax. Furthermore, under Israeli law, we cannot carry forward such unused credit for benefit in future tax years.

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

Grants under the Law for the Encouragement of Industrial Research and Development, 1984

Israeli tax laws have allowed, under certain conditions, a tax deduction in the year incurred for expenditures (including capital expenditures) in scientific research and development projects, if the expenditures are approved or funded by the relevant Israeli Government Ministry (determined by the field of research) and the research and development is for the promotion of the enterprise and is carried out by or on behalf of the company seeking such deduction. Expenditures not approved as above or funded are deductible in equal portions over a three-year period.

Under the law for the Encouragement of Industrial Research and Development, 1984 (the "Research Law"), research and development programs that meet specified criteria and are approved by a committee of the Chief Scientist, are eligible for grants of up to 50% of the program's expenses, as defined by the committee. Under the provisions of Israeli law in effect until 1996, royalties of 2%-3% of the revenues derived in connection with products developed according to, or as a result of, a research and development program funded by the Chief Scientist must be paid to the State of Israel. Pursuant to an amendment effected in 1996 effective with respect to Chief Scientist programs funded in or after 1994, royalties generally at the rate of 3% during the first three years, 4% over the following three years and 5% in or after the seventh year of the revenues derived in connection with products developed according to such programs are payable to the State of Israel. The maximum aggregate royalties will not exceed 100% (for funding prior to 1994, 100%-150%) of the dollar-linked value of the total grants received. Pursuant to an amendment effected in 2000, effective with respect to Chief Scientist programs funded in or after 2000, the royalty rates described above were updated to 3% during the first three years and 3.5% in or after the fourth year, of the revenues derived in connection with products developed under such programs. Pursuant to an amendment effected on January 1, 1999, effective with respect to Chief Scientist programs approved in or after 1999, funds received from the Chief Scientist shall bear annual interest at a rate equal to LIBOR for twelve months.

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

However, under the Regulations, in the event that any of the manufacturing volume is not performed in Israel, if approved by the Chief Scientist, we would be required to pay an increased royalty and the payback sum of which would be 120%, 150% or 300% of the grant if the manufacturing volume that is performed outside of Israel is less than 50%, between 50% and 90% and more than 90%, respectively.

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

Law for the Encouragement of Industry (Taxes), 1969

Pursuant to the Law for the Encouragement of Industry (Taxes), 1969, a company qualifies as an "Industrial Company" if it is a resident of Israel and at least 90% of its gross income in any tax year (exclusive of income from certain loans, capital gains, interest and dividends) is derived from an "industrial enterprise" it owns. An "industrial enterprise" is defined as an enterprise whose major activity, in a given tax year, is manufacturing.

We believe that we qualify as an Industrial Company. Accordingly, we are entitled to certain tax benefits, including a deduction of 12.5% per annum on the purchase of patents or certain other intangible property rights (other than goodwill) used for the development or promotion of the industrial enterprise over a period of eight years beginning with the year in which such rights were first used.

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

Taxation of our shareholders

Capital Gains and Income Taxes; Estate and Gift Tax

Until January 1, 2003, the basic capital gains tax rate applicable to corporations was 36% and the capital gains tax rate for individuals was based on the individual's tax bracket up to 50%. Since January 1, 2003 the real capital gains tax rate for both individuals and corporations is 25%. Capital gains on assets acquired prior to January 1, 2003 and disposed of after January 1, 2003 will be taxed on proportional basis such that the applicable tax rate before and after January 1, 2003 will be applied to the portion of the holding period before and after January 1, 2003 calculated on a linear basis. Specific tax rates apply to sales of publicly traded securities as described below. These tax rates are subject to the provisions of any applicable bilateral double taxation treaty. The treaty concerning double taxation between the United States and Israel (the "Treaty") is discussed below.

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

Individuals who are non-residents of Israel are subject to a graduated income tax on income accrued or derived from sources in Israel. On the distribution of dividends other than stock dividends, income tax at the rate of 25% (15% in the case of dividends distributed from the taxable income attributable to an Approved Enterprise) is withheld at source, unless a different rate is provided in a treaty between Israel and the shareholder's country of residence. In the U.S., if the dividend recipient holds 10% of our voting stock for a certain period prior to the declaration and payment of the dividend, we are only required to withhold at a 12.5% rate. A non-resident of Israel who has interest, dividend or royalty income derived from or accrued in Israel, from which tax was withheld at source, is generally exempt from the duty to file tax returns in Israel in respect of such income, provided such income was not derived from a business conducted in Israel by the taxpayer.

Israel presently has no estate or gift tax.

United States Federal Tax Income Considerations

The following discussion of United States federal income tax considerations is based on the United States Internal Revenue Code of 1986, as amended (the "Code"), Treasury regulations, judicial decisions and published positions of the United States Internal Revenue Service (the "IRS"), all as in effect on the date hereof. This discussion does not address all aspects of United States federal income taxation (including potential application of the alternative minimum tax) that may be relevant to a particular shareholder based on such shareholder's particular circumstances. In particular, the following discussion does not address the United States federal income tax consequences of purchasing, holding or disposing of our ordinary shares to shareholders who own (directly, indirectly or through attribution) 10% or more of our outstanding voting stock or who are broker-dealers, insurance companies, tax-exempt organizations, financial institutions, non-resident aliens of the United States or U.S. Holders (as defined below) whose functional currency is not the U.S. dollar. The following discussion also does not address any aspect of state, local or non-United States tax laws. Further, this summary generally considers only a U.S. Holder that will own our ordinary shares as capital assets (generally, assets held for investment). Each prospective investor should consult its tax advisor with respect to the specific United States federal, state and local tax consequences of purchasing, holding or disposing of our ordinary shares.

Taxation of U.S. Holders

For purposes of this discussion, a "U.S. Holder" means any beneficial owner of our ordinary shares who, for United States federal income tax purposes, is:
(i) a citizen or resident of the United States; (ii) a corporation or partnership (or other entity or arrangement treated as a corporation or partnership) organized in or under the laws of the United States or any state thereof or the District of Columbia; (iii) an estate the income of which is subject to United States federal income taxation regardless of source; or (iv) a trust, if a United States court is able to exercise primary supervision over its administration and one or more United States persons have the authority to control all of its substantial decisions or a trust that was in existence on August 10, 1996m and validly elected to continue to be treated as a domestic trust. A "Non-U.S. Holder" is any beneficial owner other than a U.S. Holder. If a partnership or any other entity or arrangement treated as a partnership holds our ordinary shares, the United States federal income tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. If you are a partner in a partnership holding our ordinary shares, you should consult your tax advisor.

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

Dispositions. In general, any gain or loss recognized by a U.S. Holder on the sale or other disposition of our ordinary shares will be United States-source income or loss for purposes of the United States federal foreign tax credit limitation. However, a U.S. Holder who is also a resident of the United States under the tax treaty between the United States and Israel and who sells our ordinary shares in Israel may elect to treat gain from the sale or other disposition of our ordinary shares as foreign-source income for purposes of the United States federal foreign tax credit limitation. Under current law, it is uncertain whether a similar election may be made to treat losses from the sale or other dispositions of our ordinary shares as a foreign source for purposes of such tax credit limitation. U.S. Holders should consult their tax advisors regarding the application of the United States federal foreign tax credit limitation to gain or loss recognized on the disposition of our ordinary shares and the treatment of any foreign currency gain or loss on any NIS received in respect of the sale or other disposition of our ordinary shares.

Passive Foreign Investment Company Status

Generally a non-United States corporation is treated as a passive foreign investment company ("PFIC") for United States federal income tax purposes if either (i) 75% or more of its gross income (including the pro rata gross income of any company (United States or non-United States) in which such corporation is considered to own 25% or more of the stock by value) for the taxable year is passive income, generally referred to as the "income test," or
(ii) 50% or more of the average value of its assets (including the pro rata value of the assets of any company in which such corporation is considered to own 25% or more of the stock by value) during the taxable year produce or are held for the production of passive income in the taxable year, generally referred to as the "asset test".

We do not believe that we should be treated as a PFIC for any tax year through and including the tax year ended December 31, 2003. Our conclusion in this regard for years 2001 and 2002 is partly based upon advice received from our accountants in 2001 and 2002 that, given the general decline in the value of the stock market, it would be unreasonable to determine the value of our assets with reference to our market capitalization plus our liabilities, and that it would instead be appropriate to measure the value of our assets using the value of our identifiable assets. Applying this methodology, we would not have been a PFIC for 2001 or 2002.

Notwithstanding our conclusion, however, the statutory provisions, legislative history and administrative pronouncements with respect to the principles under which the asset test is to be implemented leave unanswered a number of questions pertaining to the valuation of a publicly traded foreign corporation's assets. In the absence of regulations, case law or other guidance from the Internal Revenue Service ("IRS") that address these questions, there is uncertainty with respect to the appropriate method for implementing the asset test. Accordingly, the IRS may disagree with this conclusion, asserting that the value of our assets should be determined by reference to the trading value of our ordinary shares and that, therefore, we were characterized as a PFIC during 2001 and 2002 based upon the trading value of our shares coupled with the fact that a significant portion of our assets consisted of cash. Thus, there can be no assurance that we were not a PFIC during 2001 or 2002.

In view of this uncertainty and the complexity of the issues surrounding our possible treatment as a PFIC for 2001, 2002 and possibly for subsequent years, U.S. Holders should consult their tax advisors for guidance.

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

Although a determination as to a corporation's PFIC status is made annually, an initial determination that a corporation is a PFIC for any taxable year generally will cause the above described consequences to apply for all future years to U.S. Holders who held shares in the corporation at any time during a year when the corporation was a PFIC and who did not timely make a QEF election or mark-to-market election (each as described below) with respect to such shares with their United States federal income tax return for the first tax year in which such U.S. Holder owned the shares and the corporation was a PFIC. This will be true even if the corporation ceases to be a PFIC in later years. However, with respect to a PFIC that does not make any distributions or deemed distributions, the above tax treatment would apply only to U.S. Holders who realize gain on their disposition of shares in the PFIC.

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

In the event that we were deemed to be a PFIC for 2001 and/or 2002 and a U.S. Holder failed to make a QEF election for the first taxable year that we were a PFIC and such U.S. Holder owned our ordinary shares, the U.S. Holder could obtain treatment similar to that afforded a shareholder who has made a timely QEF election by making a QEF election and a deemed sale election or "purging election" for the same taxable year. If a purging election is made, the U.S. Holder will be treated if it had sold our ordinary shares for their fair market value on the last day of the taxable year and will recognize gain, but not loss, on such deemed sale in accordance with the general PFIC rules, including the interest charge provisions described above. Thereafter, the U.S. Holder's interest will be treated as an interest in a qualified electing fund.

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

U.S. Holders of our ordinary shares should consult their tax advisors about the PFIC rules, including the possibility, and advisability of, and the procedure and timing for making a QEF or mark-to-market election in connection with their holding of ordinary shares, including options to acquire our ordinary shares.

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

10F.       Dividends and Paying Agents

Not applicable.

10G.       Statement by Experts

Not applicable.

10H.       Documents on Display

We are subject to certain of the information reporting requirements of the Exchange Act, as amended. We, as a "foreign private issuer" are exempt from the rules and regulations under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and "short-swing" profit recovery provisions contained in Section 16 of the Exchange Act, with respect to their purchase and sale of our shares. In addition, we are not required to file reports and financial statements with the Securities and Exchange Commission as frequently or as promptly as U.S. companies whose securities are registered under the Securities Exchange Act. However, we will file with the Securities and Exchange Commission an annual report on Form 20-F containing financial statements audited by an independent accounting firm.

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

The table below provides information about our investment portfolio. For investment securities, the table presents principal cash flows and related weighted average interest rates by expected maturity dates. Our investment policy requires that all investments mature in two years or less.

Principal (National) Amounts by Expected Maturity in U.S. Dollars:


                    Fair Market Value on December 31, 2003
                     (in thousands, except interest rates)

            ----------------------------------------------------------
                                           Dec 31, 2003    FY 2004
            ----------------------------------------------------------
            Total Portfolio                   12,149       12,149
            ----------------------------------------------------------
            Average Interest Rate               1%           1%
            ----------------------------------------------------------
            Average Duration (Month)           1.3           1.3
            ----------------------------------------------------------
            Cash Equivalents (up to three
            months maturity)                  12,074
            ----------------------------------------------------------
            Average Interest Rate               1%
            ----------------------------------------------------------
            Short Term Investments
            (three-twelve months maturity)        75
            ----------------------------------------------------------
            Average Interest Rate               1%
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


ITEM 15.   CONTROLS AND PROCEDURES

15(a)  Evaluation of Disclosure Controls and Procedures

The Company's management, with the participation of the Company's Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of the Company's disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of the end of the period covered by this annual report. Based on such evaluation, the Company's Chief Executive Officer and Chief Financial Officer have concluded that, as of the end of such period, the Company's disclosure controls and procedures are effective in recording, processing, summarizing and reporting, on a timely basis, information required to be disclosed by the Company in reports that it files or submits under the Exchange Act.

15(b)  Changes in Internal Controls over Financial Reporting

There have not been any changes in the Company's internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.


ITEM 16A.  AUDIT COMMITTEE FINANCIAL EXPERT.

The Company's audit committee is comprised of Douglas Dunn, Yoav Chelouche and Lior Haramaty. We believe that Mr. Dunn and Mr. Chelouche qualify as audit committee financial experts as such term is defined under Exchange Act rules.


ITEM 16B.  CODE OF ETHICS.

We have adopted a written code of ethics that applies to our principal executive officer, principal financial officer, executive vice president global sales, principal controller, treasurer and to persons performing similar functions. A copy of our code of ethics is filed with this annual report as Exhibit 9.

We have also adopted written standards of business conduct that apply to all directors, officers and employees. A copy of our written standards of business conduct is filed with this annual report as Exhibit 14(a).


ITEM 16C.  PRINCIPAL ACCOUNTANT FEES AND SERVICES.

Our audit committee pre-approval policies and procedures for audit and non-audit services are attached as Exhibit 4.1(k) to this annual report.

Our auditors received the following fees for audit and audit-related services in 2002 and 2003 (in thousands of U.S. dollars):


----------------------------------------------------------------------------------------
                                                 Year Ended December 31,
                               ---------------------------- ----------------------------
                                           2002                          2003
                               ---------------------------- ----------------------------
Services rendered              Fees          Percentages     Fees           Percentages
----------------------------------------------------------------------------------------
Audit (1)                            75               42%          66                35%
----------------------------------------------------------------------------------------
Audit-related (2)                    25               14%          20                11%
----------------------------------------------------------------------------------------
Tax (3)                              69               38%          88                47%
----------------------------------------------------------------------------------------
Other (4)                            11                6%          14                 7%
----------------------------------------------------------------------------------------
Total                               180              100%         188               100%
----------------------------------------------------------------------------------------

(1) Audit fees consist of services that would normally be provided in connection with statutory and regulatory filings or engagements, including services that generally only the independent accountant can reasonably provide.

(2) Audit-related fees relate to assurance and associated services that traditionally are performed by the independent auditor, including: accounting consultation and consultation concerning financial accounting and reporting standards.

(3) Tax fees relate to tax compliance, planning and advice.

(4) Other fees include services related to consulting services.



ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

          Not applicable.


ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED
          PURCHASER

          None.

                                  PART THREE


ITEM 17.   FINANCIAL STATEMENTS

Not applicable.


ITEM 18.   FINANCIAL STATEMENTS

           CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2003


                                   CONTENTS

                                                                  Page
                                                                 -------

REPORT OF INDEPENDENT AUDITORS                                    F2-3

CONSOLIDATED FINANCIAL STATEMENTS

  Consolidated Balance Sheets                                      F4

  Consolidated Statements of Operations                            F5

  Statements of Changes in Shareholders' Equity
                                                                   F6

  Consolidated Statements of Cash Flows                            F7

  Notes to the Consolidated Financial Statements                F8 - F30


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

         (e) VocalTec Communications Ltd. 2003 Master Option Plan previously filed with the SEC on June 24, 2003 as an exhibit to the Company's Registration Statement on Form S-8, File No. 333-106400, which is incorporated herein by reference.

         (f) Summary of Lease Agreement for Herzliya Business Park, Building D, by and between VocalTec Communications Ltd. and Gemel Tsu'a Lehashka'ot Ltd. Herzeliya lease, dated July 20, 1998, previously filed with the SEC on June 30, 2001 as
                  Exhibit 4.1(e) to the Company's Annual Report on Form 20-F for the year ended December 31, 2000, which is incorporated herein by reference.

         (g) Summary of amendment to the Lease Agreement for Herzliya Business Park, Building D, by and between VocalTec Communications Ltd. and Gemel Tsu'a Lehashka'ot Ltd. Herzeliya lease, entered into on June 19, 2002, previously filed with SEC on May 13, 2003 as Exhibit 4.1(f) to the Company's Annual Report on Form 20-F for the year ended December 31, 2002, which is incorporated herein by reference.

         (h) Lease Agreement Fort Lee Executive Park, by and between VocalTec Communications Inc. and Executive Park LLC., dated March 7, 2003, previously filed with SEC on May 13, 2003 as
                  Exhibit 4.1(g) to the Company's Annual Report on Form 20-F for the year ended December 31, 2002, which is incorporated herein by reference.

         (i) Form of securities purchase agreement dated March 10, 2004 between the Company and certain institutional investors.

         (j) Form of warrant issued to the investor parties to the securities purchase agreement attached as Exhibit 4.1(I).

         (k) Audit Committee pre-approval policies and procedures for audit and non-audit services.

8. List of Subsidiaries.

11. Code of Ethics.

12 Certifications of CEO and CFO of VocalTec Communications Ltd. required by Rule 13a-14(a) (17 CFR 240.13a - 14(a)) or Rule 15d-14(a) (17 CFR 240.15d -
14(a)).

13 Certifications of CEO and CFO of VocalTec Communications Ltd. required by Rule 13a-14(b) (17 CFR 240.13a - 14(b)) or Rule 15d-14(b) (17 CFR 240.15d -
14(b)).

14(a) Standards of Business Conduct.

  (b) Consent of Independent Public Accountants of VocalTec Communications
Ltd.

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

     Date:  March 31, 2004