Form 20-F
period 2004-12-31
VOCALTEC COMMUNICATIONS LTD
filed 2005-06-30
CIK 1005699

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

                  For the fiscal year ended December 31, 2004

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

Ordinary Shares, par value of NIS 0.01                Nasdaq SmallCap
       Title of each class                         Name of each exchange
                                                    on which registered

Securities for which there are a reporting obligation pursuant to Section 15(d) of the Act:

None.

The number of outstanding shares of each of the issuer's classes of capital or common stock as of December 31, 2004

15,081,523 Ordinary shares, par value NIS 0.01 per share

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

                                PRELIMINARY NOTE
                                ----------------

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

In this annual report, all references to "VocalTec," "we," "us" or "our" are to VocalTec Communications Ltd., a company organized under the laws of the State of Israel, and its wholly-owned subsidiaries.
VocalTec and Essentra are registered trademarks of VocalTec Communications Ltd. Other trademarks are the property of their respective holders.
In this annual report, unless otherwise specified or unless the context otherwise requires, all references to "$" or "dollars" are to U.S. dollars and all references to "NIS" are to New Israeli Shekels. Except as otherwise indicated, financial statements of, and information regarding, VocalTec are presented in U.S. dollars.

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

PART TWO

Item 13.  Defaults, Dividend Arrearages and Delinquencies
Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds
Item 15.  Controls and Procedures
Item 16A. Audit Committee Financial Expert
Item 16B. Code of Ethics; Standards of Business Conduct
Item 16C. Principal Accountant Fees and Services
Item 16D. Exemptions from the Listing Standards for Audit Committees
Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

PART THREE

Item 17.  Financial Statements - Not applicable
Item 18.  Financial Statements
Item 19.  Exhibits

EXHIBITS INDEX

SIGNATURES

PART ONE


ITEM 1.     IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.


ITEM 2.     OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.


ITEM 3.     KEY INFORMATION

3A.      Selected Financial Data

Our historical Consolidated Financial Statements are prepared in accordance with generally accepted accounting principles in the United States ("GAAP") and are presented in U.S. dollars. The selected historical consolidated financial information set forth below has been derived from the historical Consolidated Financial Statements of VocalTec Communications Ltd., or the Company, for the years presented. Historical information as of and for the five years ended December 31, 2004 is derived from our Consolidated Financial Statements, which have been audited by Kost Forer Gabbay & Kasierer, a Member of Ernst & Young Global and Luboshitz Kasierer, an Affiliate Member of Ernst & Young International.

The information presented below is qualified by the more detailed historical Consolidated Financial Statements set forth elsewhere in this document, and should be read in conjunction with those Consolidated Financial Statements, the notes thereto and the discussion under "Operating and Financial Review and Prospects" included elsewhere in this report.

            Statement of Operations Data - Year Ended December 31st
             (in thousands of U.S. dollars, except per share data)
--------------------------------------------------------------------------------------------------
                                            2000        2001        2002        2003       2004
--------------------------------------------------------------------------------------------------
Sales                                      $37,499     $27,018     $15,588     $18,686     $5,452
--------------------------------------------------------------------------------------------------
Cost of sales                               13,040       9,433       6,668       8,723      3,372
--------------------------------------------------------------------------------------------------
Inventory write off                              -       1,441         870           -      1,109
--------------------------------------------------------------------------------------------------
Gross profit                                24,459      16,144       8,050       9,963        971
--------------------------------------------------------------------------------------------------
Research and development, net                8,290       7,842       6,138       4,132      4,284
--------------------------------------------------------------------------------------------------
Selling and marketing, net                  23,018      23,692      16,401      10,344      7,181
--------------------------------------------------------------------------------------------------
General and administrative                   6,720       6,420       4,512       3,621      2,752
--------------------------------------------------------------------------------------------------
Restructuring costs                              -       1,753       2,703           -          -
--------------------------------------------------------------------------------------------------
Total operating expenses                    38,028      39,707      29,754      18,097     14,217
--------------------------------------------------------------------------------------------------
Operating loss                             (13,569)    (23,563)    (21,704)     (8,134)   (13,246)
--------------------------------------------------------------------------------------------------
Other income, net                           57,744         941      10,220         132         44
--------------------------------------------------------------------------------------------------
Financial income, net                        3,184       1,872         409          63        169
--------------------------------------------------------------------------------------------------
Income (loss) from continuing               47,359     (20,750)    (11,075)     (7,939)   (13,033)
operations before tax benefit
(income taxes)
--------------------------------------------------------------------------------------------------
Tax benefit (income taxes)                  (9,013)        292       5,294        (131)       (61)
--------------------------------------------------------------------------------------------------
Income (loss) from continuing               38,346     (20,458)     (5,781)     (8,070)   (13,094)
operations after tax benefit (income
taxes)
--------------------------------------------------------------------------------------------------
Loss from operations of discontinued        (9,510)     (8,966)       (588)           -          -
segment
--------------------------------------------------------------------------------------------------
Gain (loss) on disposal of segment               -      (2,359)     (1,786)         75          -
--------------------------------------------------------------------------------------------------
Net income (loss)                           28,836     (31,783)     (8,155)     (7,995)   (13,094)
--------------------------------------------------------------------------------------------------
Basic net income (loss) per share             3.17       (1.69)      (0.48)      (0.66)     (0.90)
from continuing operations
--------------------------------------------------------------------------------------------------
Diluted net income (loss) per share           2.89       (1.69)      (0.48)      (0.66)     (0.90)
from continuing operations
--------------------------------------------------------------------------------------------------
Basic net income (loss) per share             2.39       (2.62)      (0.68)      (0.65)     (0.90)
--------------------------------------------------------------------------------------------------
Diluted net income (loss) per share           2.18       (2.62)      (0.68)      (0.65)     (0.90)
--------------------------------------------------------------------------------------------------
Weighted average number of shares           12,082      12,127      12,127      12,248     14,526
used in computing net loss per share
amount (in thousands) - basic
--------------------------------------------------------------------------------------------------
Weighted average number of shares           13,252      12,127      12,127      12,248     14,526
used in computing net loss per share
amount (in thousands) - diluted
--------------------------------------------------------------------------------------------------

Balance Sheet Data - Year Ended December 31
(in thousands of U.S. dollars)
--------------------------------------------------------------------------------------------------
                                            2000       2001         2002        2003       2004
--------------------------------------------------------------------------------------------------
Working capital                            $42,673     $17,117     $14,705      $8,039     $4,484
--------------------------------------------------------------------------------------------------
Total assets                                92,967      51,561      28,507      19,641     12,697
--------------------------------------------------------------------------------------------------
Long-term liabilities                        6,449       7,577       2,617       3,104      2,871
--------------------------------------------------------------------------------------------------
Net assets                                  62,370      31,229      15,994       8,538      4,796
--------------------------------------------------------------------------------------------------
Number of shares outstanding                12,127      12,127      12,127      12,445     15,082
--------------------------------------------------------------------------------------------------

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

We need to raise additional funds to sustain our operations, research and development and sales infrastructure. To date, we have not raised such additional funds and there is a substantial doubt as to the Company's ability to continue as a going concern; such funds, if available, will likely dilute our shareholders significantly and may impose on us restrictions and covenants.

Our total cash, cash equivalents, restricted cash and short-term deposits as of December 31, 2004 was approximately $7.9 million, and as of March 31, 2005 was approximately $5.0 million. Currently, our quarterly cash use is approximately $3.0 million. Even if we increase our revenues significantly, we nevertheless have to further reduce expenses and raise additional capital or funds in order to cover the cost of our operations, research and development and sales infrastructures. As of the date of this report, we have been unable to raise additional capital and, in light of the current condition of the Company and the amount of our cash, cash equivalents, restricted cash and short-term deposits, there is a substantial doubt as to the Company's ability to continue as a going concern. As a result, the Company is considering, in the absence of positive developments in negotiations currently held between the Company and potential investors for a capital investment in the Company, to take immediate measures to significantly reduce the cash use by the Company. Any additional funding, whether obtained through public or private debt or equity financing, or from strategic alliances, may not be available or may not be available on terms acceptable to us. If additional funds are raised through the issuance of equity securities, the value of our shares may decrease, the ownership percentage of our then current shareholders may be diluted (which dilution will likely be significant in light of the decrease in the market price of our shares) and such equity securities may have rights, preferences or privileges senior or more advantageous to those of the holders of our ordinary shares. If additional funds are raised through debt instruments, we may become subject to various covenants, restrictions, pledges and other security interests that typically accompany such funding, and there can be no assurance that we will be able to comply with such covenants and restrictions.

In 2002 we began developing, and recently we have began marketing, our new Essentra products, which are replacing our traditional H.323 products, to new customers in new markets. There is no assurance that we will be successful in obtaining and maintaining a sufficient market share for our new products.

During 2002, we began developing our Essentra products, which are replacing our
H.323 traditional products that were designed for the use of international long distance networks and carriers in emerging markets. We released the first version of the Essentra products during 2003 and a modular decomposition of the Essentra product line during July 2004. The initial versions of the Essentra products were designed based on the then new softswitch architecture and standards, to approach the same markets and solutions as in our prior H.323 products. The Essentra products were designed to provide migration from H.323 networks to new, higher scale softswitch based networks. After commencing the development of the Essentra products, we identified a decrease in the demand for our traditional H.323 products, resulting, among other reasons, from a decrease in the prices of international long distance calls, which caused a sharp decrease in demand for solutions of the type that we offered. This raised concerns about whether there would be a demand for the new Essentra product, which, while using modern softswitch architecture was nevertheless targeted to the declining market. After analyzing alternatives and witnessing the fast deployment of broadband Internet access to end users and the increased competition that wireline residential and enterprise services face from mobile telephony as well as from telephony services offered by cable operators, we anticipated that changes in the residential and enterprise wireline telephony services would be occurring in coming years. We expected this change to be in the form of replacement of legacy VoIP equipment, broadband carriers (also known as Class 5 switches) with modern softswitches and the offer of telephony services over broadband internet available at an increasing number of homes. We therefore refocused our product development effort on the redesign of our Essentra products to cope with the much wider set of requirements of a Class 5 replacement softswitch, supporting legacy telephony, voice over broadband and hosted enterprise services. Targeted geographic markets were also changed. While the H.323 products were offered mainly in developing countries, the Class 5 replacement products were targeted initially at developed countries.

As we did not develop products for VoIP broadband carriers, we have since encountered various challenges inherent to entering into a new business segment, including, learning and understanding the new target markets, positioning our products in an already competitive market, creating and maintaining relationships with new suppliers, customers and other third parties, subjecting the products to testing and training of sales and marketing employees to enable them to successfully promote the sale of our new Essentra products. This required the allocation of substantial resources.

Finally, although we have conducted initial trials with respect to, and have received several small orders for, our Essentra products, some of these products (for example, our Essentra BAX product) are still subject to additional testing and modifications and have not yet been used extensively by customers, which prevents us from developing a track record that is crucial for the expansion and the development of additional sales channels for our new products. Essentially, our new products have not yet been fully field-tested by the market and therefore the products' advantages have not yet been recognized and acknowledged by our target markets. Furthermore, unlike our traditional
H.323 products, which were unique and the first of their kind to be introduced to the telecommunications market, our Essentra products compete with existing, comparable products of various companies, some of which have certain advantages over us, including the ability to manufacture the hardware components used in their solutions, access to prospective customers and an established market share.

In light of the foregoing, there is no assurance that we will be successful in obtaining and maintaining a sufficient market share for our new products.

We have encountered and continue to encounter various challenges inherent to entering into a new business segment and there is no assurance that we will be successful in overcoming such challenges.

Due to the fact that we have started developing and selling new products, which we have targeted at new customers in new markets, we have encountered and continue to encounter various challenges. For example, customers of VOBB (Voice over Broad Band) service providers require various features that were not required by customers of our traditional H.323 products, which features are more complex than those offered through our traditional H.323 products. In addition, while seeking midsize carriers, being new to this market, we had to consider offering solutions to alternative small carriers as well, raising the need for flexibility and competitiveness within a wide range of solutions. Also, our solutions have to be inter-operable with offerings of various third parties, which results in a more complex and expensive development and upgrading of the products. Furthermore, in recent years we have witnessed an increasing competition in the VoIP market, resulting in declining prices, as VoIP has become a mainstream technology.

Furthermore, in order to materially increase our revenues, we have to enter into a larger number of contracts with more customers and create more partnerships with more vendors, which requires the allocation of more resources by us. Unless we do so, or are able to successfully re-allocate our resources and reduce our operational expenses, reaching profitability could be delayed. Moreover, due to the fact that we are currently in the early stages of penetrating the VOBB market, the loss of a contractual relationship with any of the customers with which we have established, or are in the process of establishing, a relationship, could materially adversely affect our results of operations.

Finally, the Class 5 replacement market is new and is in its early stages, which is reflected by carrier hesitation and long decision-making process as well as expectations for evaluation and trial phases prior to the purchase of the product.

There is no assurance that we will be successful in encountering the foregoing as well as other challenges in our attempt to offer our new Essentra products to new customers in developed countries. A failure to successfully encounter such challenges may prevent us from obtaining and maintaining a sufficient market share, which may materially adversely affect our results of operations.

Our new products generally have a long sales cycle, which increases our costs in obtaining orders and reduces the predictability of our earnings and requires higher working capital.

Our new Essentra products are technologically complex and are typically intended for use in solutions that may be critical to the business of our customers. Prospective customers for the Essentra products generally must make a significant commitment of resources to test and evaluate our products and to integrate them into their solutions. As a result, the sales process for the Essentra products is long and often subject to delays associated with lengthy approval processes that typically accompany the design and testing of our customers' solutions. The sales cycles of our Essentra products to new customers currently average 6 to 12 months from the time we make a proposal to a customer until the time the customer begins using our Essentra product in production mode. This requires us to invest significant resources to make sales, which increases our costs in obtaining orders and reduces the predictability of our sales. In addition, we finance the equipment that we install in our customers' premises during the period of installment, testing and approval of the equipment, which requires us to allocate working capital for the period of such financing.

Long sales cycles also subject us to risks not usually encountered by companies whose products have short sales cycles, complicating our planning processes and reducing the predictability of our earnings. These risks include:


         o a pre-sale trial procedure intended for defining customers needs which involves additional costs;

         o the potential cancellation of orders based on our customers' changing budgetary constraints; and

         o the shift in orders expected in one quarter to another quarter because of the timing of our customers' procurement decisions.


We have experienced and may continue to experience significant fluctuations in our quarterly results, which might make it difficult for investors to make reliable period-to-period comparisons and may contribute to volatility in the market price of our ordinary shares.

Our operating results have fluctuated and may continue to fluctuate from period to period for a number of reasons. The slowdown in the telecommunications industry from 2001 through 2003 limited the purchases by carriers and service providers of products such as ours. During 2003 and 2004, we witnessed a general improvement in the market for telecommunication equipment. However, due to the past volatility of this market, we cannot predict the duration or extent of any recovery in this market or the impact it may have on our revenues or results of operations. Market conditions could continue to cause our customers and potential customers to be conservative in their spending. In addition, the VoIP market for telecommunications carriers is experiencing a shift from H.323 technology to softswitch technology, from current Time Division Multiplexing, or TDM, networks to the innovative services delivered by Next Generation VoIP Networks resulting in a transitional period for many VoIP vendors, including our company. Large carriers are showing an increased interest in migrating their Public Switch Telephone Networks, or PSTNs, to VoIP softswitch based networks, and there is still uncertainty with respect to the extent and timing of shifting PSTNs to VoIP softswitch networks. We have long sales cycles, typically between 6 to 12 months, and as a result we may need extended time to build up an order backlog. These factors make the forecasting of sales inherently uncertain. Significant annual and quarterly fluctuations in our results of operations may also be caused by, among other factors, the timing and composition of orders from our customers, reduced prices for our products, the economic viability and credit-worthiness of our customers, the collectability of our receivables (some of which are recognized on a cash basis) and the timing of new product announcements and releases by both our company and our competitors.

Our future results may also be affected by factors that include our ability to continue to develop, introduce and deliver enhanced and new products in a timely manner, to offer new products at competitive prices, to offer existing products at lower prices, to compete with competitors that are larger than we are, and to anticipate and meet customer demands. There can be no assurance that sales in any particular quarter will not be lower than those of the preceding quarters, including comparable quarters.

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

Since our incorporation in 1989, we have had limited sales and have incurred significant operating losses. We had operating losses in 2004, 2003 and 2002 of $13.2 million, $8.1 million and $21.7 million, respectively. In the first quarter of 2005, we had an operating loss of approximately $2.6 million. We may continue incurring such operating losses in the future due to the fact that we recently began offering our new Essentra products in new target markets to new customers and have not yet obtained a substantial market share of the VoIP broadband segment. To achieve profitability and increased sales levels, we must, among other things, establish and increase market demand and acceptance of our products and systems, respond effectively to competitive pressures, offer high quality customer service and support, and introduce advanced versions, enhancements and new products that meet market needs on a timely basis.

We may continue to incur operating losses in 2005 and thereafter if revenues are insufficient to cover sales and marketing, product development, administrative and other expenses. If revenue levels do not sufficiently increase, operating results will be adversely affected because any reduction in expenses may not sufficiently cover reduction in revenues. There can be no assurance that we will achieve or sustain significant sales or profitability in the future.

If VoIP markets for our products and technology fail to grow, or our new products fail to achieve market acceptance, our business will be adversely affected.

The markets for our products are relatively new, are rapidly evolving technologically, and are characterized by competitors that have developed similar products and services. Conversion from PSTN to VoIP is only at its early stage and carriers are only now beginning to show a serious interest in migrating their PSTNs to VoIP softswitch networks or planning a "side by side" Voice over Broadband network. Sales of VoIP products have fluctuated and have been generally unpredictable, as fluctuation in demand for voice infrastructure products is dependent on the customers establishing and/or expanding their networks. As is typical in the case of an evolving industry, demand and market acceptance for recently introduced technology products and services are subject to a high level of uncertainty. Furthermore, there is uncertainty as to whether, when and the pace at which the VoIP market will further increase. Broad market demand and acceptance of our technology, products and solutions, including our new Essentra product line, and interoperability of our products with other VoIP products are very important to our success and to our ability to generate revenues.

Market demand and acceptance of our technology, products and solutions will be highly dependent on functionality, interoperability, reliability, stability and performance as well as on matters beyond our control such as the introduction of competing products or technologies into the market before our new technologies and products, as well as the penetration of the broadband and the stability and bandwidth of those networks. There can be no assurance that packet based voice networks will become widespread, that connections between Internet Protocol, or IP, networks and PSTNs will become widespread or that our products and solutions, including our new Essentra softswitch, will generate sales or gain market acceptance. The adaptation process of connecting IP networks and PSTNs can be time consuming and costly to both us and to our customers and the acceptance of the product or system may depend, to a substantial extent, on the success of the adaptation. There can be no assurance that the market for our products and services will grow above current levels or that our products and solutions will achieve market acceptance. If the market does not grow above current levels, or if our products and solutions do not achieve market acceptance, our business, financial condition and results of operations will be materially adversely affected.

If our relationships with our key customers are terminated, our revenues will decline and our business will be adversely affected.

During 2003, our two main customers, Deutsche Telekom and its T-Systems subsidiary and DataAccess (India) Limited, or DataAccess, accounted for 52% and 22% of our sales, respectively. In 2004, DataAccess, which accounted for 6% of our sales in that year ($0.3 million, all of which were due to maintenance, compared to $4.1 million in 2003), experienced financial difficulties. Deutsche Telekom and its T-Systems subsidiary accounted for 31% of our sales in 2004 ($1.7 million compared to $9.8 million in 2003). In addition, in 2004, Intelecom San Marino accounted for 12% of our sales. The loss of DataAccess, one of our two largest customers in 2003 and in 2002, had an adverse effect on our results of operations. If for any reason, our relationship with Deutsche Telekom or Intelecom San Marino is terminated, or if either of these key customers reduces purchases of our products or maintenance, then our business, financial condition and results of operations would be materially adversely affected. In addition, if any of our key customers decided to replace our existing equipment in their networks with competitors' equipment, this would pose a serious competitive problem. The impact of the termination or reduction of our key customer relationships would be intensified if we are unable to establish and increase sales to other customers in order to offset this termination or reduction.

We depend on third parties for the supply and quality of components required for the manufacture of our products, and any delay or disruption in the supply of these products will adversely affect our results.

We rely on third parties for the manufacture, supply and support of certain hardware components that are integrated into our solutions (including IBM BladeCenterT platform and blades, Intel Signaling gateways and AudioCodes media gateways). Following the sale and installation of our products, we rely on our hardware suppliers (to varying extents) for maintenance and service that we provide to our customers. To that end, our agreements with our suppliers include obligations of our suppliers to provide us with certain levels of service and maintenance, as well as restrictions on the right of the supplier to discontinue the manufacture of the hardware components we purchase from them. Because we depend on third party suppliers for certain key components, we do not have a long-term supply contract with our suppliers, and, to date, have not been able to establish a relationship with alternate suppliers of such components; therefore, we face the risk of inadequate component supply, price increases, late deliveries, poor component quality and failure in the availability and level of support and maintenance, as any supplier may terminate its relationships with us or pursue other relationships with our competitors. If we were to lose our relationship with these suppliers, the lead time required to qualify new suppliers could be as long as four months. Also, if we lose our single suppliers or these suppliers are otherwise unable to satisfy our volume and delivery schedule requirements, it may be difficult to locate alternative suppliers that are able to develop, manufacture, deliver and provide service and maintenance with respect to the specialized components we need for our products in the desired lead times and quality.

Furthermore, if we experience quality problems from any of our component suppliers, it could take us a significant amount of time to identify the problem as associated with a particular component, ascertain whether this is as a result of a design or a manufacturing flaw and either correct the problem, if possible, replace the components or find an alternate source of supply. Any such quality problem or delay could, in addition to causing us lost sales, detrimentally affect our reputation in the market and cause us to incur additional costs as a result of the recall and replacement of affected products.

Finally, our dependence on third party suppliers significantly limits our ability to compete successfully with some of our competitors, which supply themselves the hardware components that are used in their solutions and therefore have the flexibility of making more competitive offers to potential customers.

If our new products do not meet market and customer requirements or if our products do not achieve industry standard certifications in our target markets, we will not attract and retain customers.

Maintaining and increasing our sales revenues are dependent upon the ability of our products to meet market and customer requirements. To this end, we are involved in a continuous process to evaluate changing market demands and customer requirements, and to develop and introduce new products, features and applications to meet such changing demands and requirements. A number of risks are inherent in this process. We may not successfully anticipate market requirements or complete the development or introduction of these products. In addition, the development of new technologies and products is increasingly complex and uncertain. This can result in delays in the introduction of new technologies and products, and requires close collaboration and continued technological advancement involving multiple hardware and software design teams and outside suppliers of key components. The failure of any one of these elements could cause new products to fail to meet specifications, market requirements or customer demands, or to miss delivery schedules. As the variety and complexity of our product lines increase, the process of planning production and inventory levels also becomes increasingly complex.

Our results could be adversely affected by factors such as lack of market acceptance of our new products, development or manufacturing delays, and delays in customer purchases of products in anticipation of the introduction of new products and the rapidly changing landscape of emerging standards.

Further, telecommunications carriers outside the U.S. increasingly require that VoIP products be designed to meet local homologation requirements to demonstrate interoperability with existing networks of incumbent telecommunications carriers, each of which may have different specifications. Failure to obtain such homologation certifications or other industry standard certifications for our products may result in decreased revenues, significant warranty, support and repair costs may divert the attention of our engineering personnel, and may cause significant customer relations problems.

The market price of our ordinary shares may be volatile and investors may not be able to resell their shares at or above the price paid, or at all. In addition, if we are unable to maintain the listing of our ordinary shares on the Nasdaq SmallCap Market, it will be more difficult for our shareholders to sell their shares.

In addition to our significant operating losses, generally depressed economic conditions have adversely affected our share price and trading volumes over the past few years. Our ordinary shares were initially quoted on the Nasdaq National Market in 1996. In December 2002 we transferred to the Nasdaq SmallCap Market, in July 2003 we transferred back to the Nasdaq National Market, and in April 2005 we transferred back to the Nasdaq SmallCap Market, where our shares continue to be listed under the trading symbol VOCL. We transferred back to the Nasdaq Small Cap Market in April 2005 because we no longer satisfied the minimum stockholders' equity continued listing requirement of the Nasdaq National Market. If we are unable to maintain the listing of our ordinary shares on the Nasdaq SmallCap Market, due to our non-compliance with certain continued listing requirements of the Nasdaq SmallCap Market, it will be more difficult for our shareholders to sell their shares.

Additional factors that could cause the market price of our ordinary shares to further decrease significantly include the loss of any of our major customers or key personnel, new product developments or enhancements by our competitors, sales of our securities by our shareholders, quarterly fluctuations in actual or anticipated operating results, continued significant operating losses, market conditions in the industry, analysts reports, announcements by competitors, regulatory actions or other events or factors, including the risk factors described herein and general economic conditions. In the past, following decreases or volatility in the market price of a company's securities, securities class action litigation has often been instituted. Such litigation could result in substantial costs and a diversion of management's attention and resources, which would have a material adverse effect on our business, operating results and financial condition.

We are subject to strong competition. Greater market demand and acceptance of our competitors' products and technology could result in reduced revenues or gross margins.

The competition in the VoIP communications market is very strong. Our competitors include telecommunications companies, data communication companies and pure VoIP companies. Almost all of our competitors are larger than we are, and can offer more comprehensive solutions either on their own or by partnering with others. In addition, many of our competitors have greater name recognition, larger installed customer bases, broader product offerings, and significantly greater financial, technical and marketing resources than we do. Finally, some of these competitors are not dependent, as we are, on third parties for the supply and quality of components required for the manufacture of their products. Such competition may result in a reduction in prices. Even if we reduce the prices of our products, there can be no assurance that we will be able to successfully launch our new products, or compete successfully and effectively for deals against other companies' product offerings. Furthermore, if we reduce our prices below current levels due to the competition, our operating losses may increase and we may be unable to increase our revenues and gross margins.

We expect that additional companies will compete in the IP-based voice networks market. In the future, we may also develop and introduce other products with new or additional telecommunications capabilities or services. As a result of any such development or introductions, we may compete directly with traditional telecommunications infrastructure and service providers. Additional competitors may include companies that currently provide computer software products and services, such as telephone, media and cable television. The ability of some of our competitors to bundle other enhanced services and other products with VoIP products could give these competitors an advantage over us.

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

The general state of political and economic instability in the Middle East has adversely affected security and economic conditions in Israel. Throughout the years, Israel experienced hostilities with its Arab neighbors, and several Arab countries still restrict business with Israeli companies. Since October 2000, there has been a significant increase in hostility and violence between Israel and the Palestinians, which has lately slowed down.

In spite of the recent slow down in the hostilities, it is possible that the situation will deteriorate again, which could impact our operations in Israel. There can be no assurance that ongoing or revived hostilities or other events related to Israel will not have a material adverse effect on us or on our business. In addition, we could be adversely affected by restrictive laws or policies directed towards Israel and Israeli businesses.

We extend credit to customers for purchases of our products and may not be able to collect accounts receivable.

A portion of our receivables results from credit extended to customers for purchases of our products. There can be no assurance that any of our accounts receivable will be collected in whole or in part. Any failure in the collection of accounts receivable will adversely affect our cash flow position and will result in decreased revenues.

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

Our future success depends to a significant extent upon the continued active participation of our senior executive officers and other key employees, including but not limited to our chief executive officer, chief financial officer and chief operating officer. The loss of the services of any such person could have a material adverse effect on our business. These persons are not bound by employment agreements for any specific term. The loss of the services of any of these persons may adversely affect the development and sales of our products, and the management of our company. Our future is also dependent upon our continuing ability to attract and retain highly qualified personnel and key engineers and sales and marketing personnel, to perform research and development, commercialize products, and perform the sales and marketing functions required to bring these products to the market. There can be no assurance that we will continue to attract and retain such personnel.

Our international operations expose us to the risks inherent in conducting business in international markets.

A substantial portion of our sales is in international markets. In addition, we have recently outsourced a portion of our research and development operations to subcontractors in Ukraine and Bulgaria. There are certain risks inherent in conducting business in international markets, including unexpected changes in regulatory requirements, export restrictions, homologation certifications, tariffs and other trade barriers, difficulties in staffing and managing foreign operations, longer payment cycles, credit-worthiness of potential customers, and political instability, all of which can adversely impact the success of our international operations. Specifically with respect to Ukraine and Bulgaria, each of them is still economically and politically unstable, suffers from exchange rate and inflation fluctuations, political and criminal corruption, and lack of commercial experience and unpredictability of the civil justice system. There can be no assurances that one or more of such factors will not have a material adverse effect on our international operations and, consequently, on our business, financial condition or results of operations.

We may be unable to adequately protect our proprietary rights, which may limit our ability to compete effectively.

Our success is dependent, to a certain extent, upon our proprietary technology. We currently rely on a combination of trade secret, patent, copyright and trademark law, together with non-disclosure, contractual licensing restrictions, and invention assignment agreements, to establish and protect the proprietary rights and technology used in our products. There can be no assurance, however, that such measures will provide commercially significant protection for our proprietary technology, that competitors will not develop products with features based upon, or otherwise similar to, our products or that we will be able to prevent competitors from selling similar products. In addition, our ability to adequately protect our proprietary rights in Ukraine and Bulgaria (where we have recently outsourced a portion of our research and development operations to subcontractors) is further unclear due to their political instability and the fact that the protection of intellectual properties in eastern European countries has traditionally been difficult to achieve.

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

We may not be able to enforce against our employees and subcontractors covenants not to compete and therefore may be unable to prevent our competitors from benefiting from the expertise of some of our former employees and subcontractors.

We currently have non-competition clauses in the employment agreements of nearly all of our employees, including all of our key employees. The provisions of such clauses prohibit our employees, if they cease working for us, from directly competing with us or working for our competitors. Recently, Israeli courts have required employers, seeking to enforce non-compete undertakings against former employees, to demonstrate that the competitive activities of the former employees will cause harm to one of a limited number of material interests of the employer recognized by the courts (for example, the confidentiality of certain commercial information or a company's intellectual property). In the event that any of our employees chooses to work for one of our competitors, we may be unable to prevent our competitors from benefiting from the expertise of our former employees obtained from us, if we cannot demonstrate to the court that we would be harmed.

Additionally, our ability to enforce non-compete covenants with our sub-contractors in foreign jurisdictions where we conduct a portion of our research and development operations, is unclear.

Litigation and other disputes regarding our intellectual property or the intellectual property of our suppliers could prove costly and thereby adversely impact our financial position and could also result in an injunction or judgment against us, which could adversely affect our business.

Third parties have asserted patent infringement and other claims against us from time to time. A number of these claims were directed at certain basic and fundamental components of our products. There can be no assurance that third parties will not assert such claims against us in the future or that such present and future claims will not be successful. In addition, third parties may in the future assert patent infringement and other claims against us in connection with components used in our products that are manufactured by our suppliers. Patents relating to basic technologies in the communications and multimedia areas have been recently allowed and patents may be filed in the future which relate to basic technologies incorporated in our products. We would incur substantial costs and would experience diversion of management resources with respect to the defense of any claims relating to proprietary rights, and this could have a material adverse effect on our business, financial condition and results of operations. Furthermore, parties making such claims could secure a judgment awarding substantial damages, as well as injunctive or other equitable relief which could effectively block our ability to make, use, sell, distribute or otherwise license our products in the United States or abroad. Such a judgment could have a material adverse effect on our business, financial condition and results of operations. Litigation, which is generally costly and time consuming, may be necessary to determine the scope and validity of others' proprietary rights or to enforce any patents issued to us, in judicial or administrative proceedings. In the event a claim relating to proprietary technology or information is asserted against us, we may seek licenses for such intellectual property. There can be no assurance, however, that licenses could be obtained on commercially reasonable terms, if at all, or that the terms of any offered licenses will be acceptable to us. The failure to obtain the necessary licenses or other rights could preclude the sale, manufacture or distribution of our products and, therefore, could have a material adverse effect on our business, financial condition or results of operations. The cost of responding to any such claim may be material, whether or not the assertion of such claim is valid.

If we are unable to maintain our relationships with our distributors, or if our distributors' businesses are adversely affected by developments unrelated to us, our sales could be harmed.

Our marketing strategy includes sales through distributors and resellers, as well as direct sales by our own sales force. There is no assurance that we will be successful in extending the terms of our various distribution and reselling agreements or in establishing similar relationships with other entities if our current distribution and reselling agreements are not extended, and changes in our relationships with our suppliers, distributors, value added resellers and agents, or other changes to their respective businesses could have a material adverse effect on our business, financial condition or results of operations.

Any future mergers with or acquisitions of companies or technologies and the resulting integration process may distract our management and disrupt our business.

One of our business strategies is to pursue strategic partnerships, alliances, mergers and/or acquisitions of complementary businesses, products and technologies. Pursuit of such strategies requires significant investments in management time and attention.

We have no current commitments or agreements with respect to any mergers or acquisitions. However, mergers with or acquisitions of companies involve a number of risks including the difficulty of assimilating the operations and personnel of the merged or acquired companies and of maintaining uniform standards, controls and policies. There can be no assurance that technology or rights acquired by us will be incorporated successfully into products we introduce or market, that such products will achieve market acceptance or that we will not encounter other problems in connection with such acquisitions. If we consummate one or more significant acquisitions in which the consideration consists of ordinary shares, shareholders would suffer significant dilution of their interests in us.

Our principal shareholders, including our executive officers and directors, are able to influence matters requiring shareholder approval.

As of June 15, 2005 our principal shareholders, including our directors and certain executive officers, beneficially owned more than 30.5% of the outstanding ordinary shares of our company (including options that are exercisable on the date hereof or within 60 days after the date hereof). As a result, such shareholders together have the ability to significantly influence the election of our directors and most corporate actions.

Certain provisions of our articles of association and Israeli law could delay, hinder or prevent a change in our control.

Our articles of association contain provisions which could make it more difficult for a third party to acquire control of us, even if that change would be beneficial to our shareholders. Specifically, our articles of association provide that our board of directors is divided into three classes, each serving three-year terms. In addition, certain provisions of the Israeli Companies Law of 1999, or the Companies Law, could also delay or otherwise make more difficult a change in our control. The provision of the Companies Law relating to mergers and acquisitions are discussed in greater detail in "Item 10:
Additional Information."

Our United States investors could suffer adverse tax consequences if we are characterized as a passive foreign investment company.

As more fully described in Item 10E, we could be characterized, for United States income tax purposes, as a passive foreign investment company ("PFIC"). Such characterization could result in adverse United States tax consequences to U.S. Holders (as defined in Item 10E). Our status as a PFIC could cause, among other things, any gain recognized on the sale or disposition of our ordinary shares to be treated as ordinary income for U.S. Holders. Although we do not believe that we should have been characterized as a PFIC for any tax year through and including 2004, there can be no assurance that the United States Internal Revenue Service will agree with this conclusion. Furthermore, there can be no assurance that we will not be a PFIC in the future. For further discussion of the consequences of our possible PFIC status, please refer to
Item 10E.

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

A significant portion of our sales are made outside of Israel in dollars and we incur a significant portion of our expenses in NIS. The cost of our operations in Israel, as expressed in dollars, is influenced by the extent to which any increase in the rate of inflation is not offset by the devaluation of the NIS in relation to the dollar. During the calendar years 2002, 2003 and 2004 the annual rate of inflation (deflation) was 6.5%, 1.9% and 1.2%, respectively. In 2001 and 2002, the NIS was devalued against the dollar by approximately 9.3% and 7.3%, respectively, and appreciated against the dollar by 7.6% in 2003 and by 1.6% in 2004. As of May 31, 2005, the rate of inflation for 2005 (on an annualized basis) was 0.2%, and the NIS depreciated by approximately 2.5%. Although to date we have not purchased forward currency options to decrease our exchange rate risk, we may do so in the future, to the extent we deem it advisable.

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

Communications authorities may impose charges, contribution and other common carrier regulations on IP telephony providers.

To date, neither the United States Federal Communications Commission ("FCC"), state communications authorities, nor the communications authorities of other countries have subjected IP telephony providers nor VoIP solutions providers to the regulations that apply to long distance telecommunications carriers. At this time it is uncertain whether or to what extent the FCC, state communications authorities, or the communications authorities of other countries will impose access charges, universal service contributions, and other common carrier regulations on IP telephony providers or to VoIP solutions providers. There can be no assurance that future action by the FCC or other communications authorities will not have an impact on us, directly or indirectly.


ITEM 4.     INFORMATION ON THE COMPANY

4A.      History and development of the Company.

Our corporate name is VocalTec Communications Ltd. for both legal and commercial purposes. We were incorporated as a company under the laws of the State of Israel in 1989 and are subject to the Companies Law. Our principal executive offices are located at 2 Maskit Street, Herzliya Pituach, 46733, Israel, and the telephone number at that location is +972-9-970-7800. Our website is http://www.vocaltec.com. Our wholly owned U.S. subsidiary, VocalTec Communications, Inc., is located at Two Executive Drive, Suite 592, Fort Lee, NJ, USA 07024.

In December 2002 we transferred to the Nasdaq SmallCap Market , in July 2003 we transferred back to the Nasdaq National Market, and in April 2005 we transferred back to the Nasdaq SmallCap Market, where our shares continue to be listed under the trading symbol VOCL. We transferred back to the Nasdaq SmallCap Market in April 2005 because we no longer satisfied the minimum stockholders' equity continued listing requirement of the Nasdaq National Market.

On March 12, 2004, we completed a private placement of equity securities to institutional investors of 2.4 million of our ordinary shares at an aggregate purchase price of $9.8 million or $4.10 per ordinary share. We received approximately $9.1 million, net of underwriting and other expenses, which we used and are using for working capital and general corporate purposes. We also issued to the institutional investors warrants to purchase up to 1.2 million ordinary shares at an exercise price of $4.75 per share. The warrants are exercisable for four and a half years, beginning on September 12, 2004.

During 2002, we began developing our Essentra products, which are replacing our
H.323 traditional products that were designed for the use of international long distance networks and carriers in emerging markets. We released the first version of the Essentra products during 2003 and a modular decomposition of the Essentra product line during July 2004. The initial versions of the Essentra products were designed based on the then new softswitch architecture and standards, to approach the same markets and solutions as in our prior H.323 products. The Essentra products were designed to provide migration from H.323 networks to new, higher scale softswitch based networks. After commencing the development of the Essentra products, we identified a decrease in the demand for our traditional H.323 products, resulting, among other reasons, from a decrease in the prices of international long distance calls, which caused a sharp decrease in demand for solutions of the type that we offered. This raised concerns whether there would be a demand for the new Essentra product, which, while using modern softswitch architecture was nevertheless targeted to the declining market. After analyzing alternatives and witnessing the fast deployment of broadband Internet to end users and the increased competition that wire line residential and enterprise services face from mobile telephony as well as from telephony services offered by cable operators, we estimated that changes in the residential and enterprise wireline telephony services would be witnessed in coming years, in the form of replacement of legacy VoIP, broadband carriers with modern softswitches and the offer of telephony services over broadband internet available at an increasing number of homes. We therefore refocused our product development effort on the redesign of our Essentra products to cope with the much wider set of requirements of a Class 5 replacement softswitch, supporting legacy telephony, voice over broadband and hosted enterprise services. We initiated marketing efforts in order to present the Company as a provider of solutions for the Class 5 market. In addition, instead of targeting developing countries (as with our traditional H.323 products), our new Essentra products are targeted at developed countries.

In late 2004, we ceased the operations of our subsidiary in India due mainly to the reduction in sales of our products and services to DataAccess, which was our primary customer in India. In late 2004, we also ceased the operations of our subsidiary in Singapore, due to the fact that a majority of our customers in such country ceased purchasing our products and services.

In recent years, our subsidiary in The Netherlands became a holding company through which we held our interests in various companies in Europe. Towards the end of 2003, such European companies were liquidated. Therefore, in late 2003 and early 2004 we ceased the operations of our subsidiary in The Netherlands.

As of the date of this report, we have been unable to raise additional capital that is necessary to sustain our operations. Therefore, in light of the current condition of the Company and the amount of our cash, cash equivalents, restricted cash and short-term deposits, the Company is considering, in the absence of positive developments in negotiations currently held between the Company and potential investors for a capital investment in the Company, to take immediate measures to significantly reduce the cash use by the Company. Capital expenditures: Our capital expenditures for fiscal years 2004, 2003 and 2002 amounted to $0.5 million, $0.7 million and $0.8 million, respectively. These expenditures were primarily for hardware and software.

Capital divestitures: In 2002, we sold the remainder of our shares of ITXC Corp. and realized net proceeds of approximately $13.1 million. In December 2003, we sold our entire interests in Surf & Call (an entity in which we held a minority interest following the carve out of such operations from the Company into a separate corporate entity) to Cosmocom, Inc, in consideration for full payment of all outstanding debts of Surf & Call in the amount of $0.1 million, future royalty payments in the event of certain types of licensing of the Surf & Call technology during the subsequent 24 months, and a portion of the proceeds in the event of a sale of the Surf & Call technology by Cosmocom to a third party during the subsequent 24 months.

Capital expenditures currently in progress: As of March 31, 2005, capital expenditures then in progress consisted of approximately $22,000, to be used during 2005 for research and development activities in Israel.

4B.      Business Overview

VoIP has become part of the telecom mainstream. The demand for TDM technology is declining and all aspects of telephony, including networking, transport, control and services, are being migrated to IP. All carriers are evaluating the technology and planning their strategy of migration from current circuit switched network, which have been used during the last 25 years, to a completely different VoIP next generation network.

We have gained our experience in carrier based VoIP solutions while deploying
H.323 networks for the last seven years. Since 2002, we have been developing our new products, based on softswitch technology, implementing the separation between the media gateway and the media gateway controller, and incorporating the SIP signaling protocol.

We develop and sell next generation network (NGN) VoIP carrier class call control and hosted telephony platforms for next generation telecommunication networks, enabling residential and enterprise services, supporting both legacy and advanced IP based multimedia devices. Our solutions provide carriers with call control and interface to legacy telephone systems, as well as peering with other NGNs. Our solutions enable carriers and service providers to reduce both capital and operating expenses and provide a platform for them to increase their revenues through the delivery of IP-based voice and data services, such as Voice over Broadband and hosted PBX (IP Centrex), thereby helping them to retain and expand their customer base.

In the last 15 months, we have implemented significant changes to our product lines and rearranged our marketing and sales efforts, all in order to re-position ourselves as a provider of Class 5 solutions for next generation networks.

The Essentra Network Solution is a set of independent products that together offer a complete control layer for various user interfaces (residential and enterprise) as well as trunking. Beyond the control layer, complementary products offer management, provisioning and monitoring of network activity.

A set of third party transport and signaling components completes a full Class 5 softswitch offer.

With the Essentra family of products, we believe that we are in a position to compete for the emerging convergence to IP of the telephony and to benefit from a multi-billion dollar market.

We have carefully identified as potential key market segments the US independent operator carriers (IOCs) (rural telecom carriers) and the competitive carriers in Europe and Asia Pacific.

Requirements for the new voice infrastructure solutions

For voice traffic to run over packet networks, voice infrastructure solutions must satisfy a number of requirements that differ among carriers, including:

    o Carrier class equipment that complies with telecommunications carriers' quality standards.
    o Assured voice quality at the same level as traditional TDM based voice has offered.
    o Scalable solutions that support incremental growth from entry level deployments to massive global networks.
    o Interoperability with PSTNs, supporting the full range of traditional telephone signaling variants (SS7 - the standard signaling protocol servicing legacy networks for call establishment and network services access).
    o    Simple and rapid installation, deployment and support.

The VocalTec Solution

We develop, market and sell a variety of carrier-grade solutions based on our softswitch architecture and VoIP products.

We believe that our particular advantages are:

    o Highly scalable products for cost-effective entry and growth, for all sizes of networks;
    o Multi-tiered service provisioning and management for hosted services enabling carriers to offer services to non-facility based carriers; o Built-in Service Creation Environment;
    o Application services incorporated in the softswitch, offering a unique provisioning style across all users; and
    o    Extensive next generation network experience.

Our solutions provide two types of offerings - our primary offering is a Voice over Broadband and Class 5 replacement offering for both the residential and the enterprise market; and our secondary (and traditional) offerings are based on our legacy trunking offerings of network services.

Voice over Broadband/Class 5 Replacement

The Essentra product is a modular set of open and highly focused softswitch products for next generation network operators. The Essentra product can be deployed individually or in any combination of groupings in order to provide tailored and cost-effective solutions for each carrier's specific service application needs. It enables carriers to seamlessly integrate state-of-the-art network components from VocalTec and third party vendors to create best-of-breed network solutions, and allows service providers to offer VoIP services to residential and SOHO/SME customers over any broadband access infrastructure.

The Essentra product offers high quality voice services, carrier grade reliability and maximum service flexibility. With seamless connectivity to PSTN/SS7 networks, it maximizes carriers' existing investment while enabling new revenues from enhanced IP-based services.

The standards-based Essentra(R) BAX server can be quickly and easily implemented in the service provider's network facility. End users connect to the service through a SIP-based Integrated Access Device (IAD) or SIP Phone, which hooks into their broadband modem. The Residential/SOHO VoIP Broadband Access application includes traditional subscriber calling features (e.g., call waiting, call forward), new IP-enabled features (e.g., conferencing, "do not disturb") and web-based self-provisioning. A wide range of features for the enterprise allows the carrier to offer hosted telephony services to corporations of all sizes.

SOHO, SME and Corporate Hosted Services

Integrated into the Essentra network solution is a powerful Centrex service, which allows carriers to offer to multiple enterprises, small or large, at one integrated office or distributed over hundreds of offices globally, a complete feature rich hosted PBX service. One numbering plan across the entire corporation and short dialing within all corporate offices create the look and feel of one single office PBX. The rich feature set and supported executive desk telephone stations offer a solution that can compete with advanced PBX services. The Centrex service can be offered to multiple different enterprises over a single Essentra product, which shares these services with residential services.

VPN Services

Carriers using the Essentra can offer enterprises that operate out of multiple offices, in different countries, the ability to interconnect all their in-office PBXs, forming one numbering plan, and allowing off-net traffic to be optimally routed to reduce international or national long distance traffic charges.

US Rural Telephony

The rural US market is characterized by small to mid-size local exchange carriers, most of which run profitable operations, subsidized by the Rural Universal Service Fund. This market accounts for approximately 15% of the US capital expenditure on telecom, and represents a unique opportunity in light of the threats from cable operators and Vonage-type services that result in a need to start deploying next generation solutions. It is expected that about 60% of the 1,300 Rural Local Exchange Carriers (RLECs) will evaluate a VoIP solution by mid 2006. We offer to the RLECs an ideal migration strategy, which considers their unique Remote-Host network topology. We cooperate with a US based provider of Access Gateways which supports the many US specific signaling and transport standards, allowing us to smoothly interoperate with the carriers' current network.

The Essentra Network Components

Essentra is a scalable, carrier-grade SIP-based softswitch architecture for carriers looking to deploy a reliable next generation network (NGN) solution. Leveraging on our extensive global experience in implementing large packet tandem networks, Essentra offers high quality voice services, carrier grade reliability and maximum service flexibility. Essentra enables smooth migration to NGN, while maintaining seamless connectivity to PSTN/SS7 services.

Essentra enables carriers to enjoy the benefits of an open, distributed architecture, including the flexibility of creation of innovative SIP-based bespoke services. Service providers benefit from significant reductions in operational costs, as the number of switches is reduced and the density of subscribers per platform is increased.

The Essentra network components are as follows:

Essentra BAX Broadband VoIP Access Platform

Essentra BAX is a session initiation and management platform, with integrated basic telephony services for residential and enterprise subscribers. Essentra BAX supports SIP telephone sets as well as legacy phones via an H.248/ MEGACO (Media Gateway Control Protocol) interface. Essentra BAX is the core of the Essentra based Class 5 replacement networks. It services telephone sets, PRI links to enterprise PBXs and services off-net traffic to PSTNs utilizing the Essentra CX and to peering VoIP networks utilizing the Essentra EX.

Essentra CX Core Control Softswitch

The Essentra CX is a softswitch that provides the bridge between PSTNs and next-generation packet networks. Essentra CX can act as a network edge device and complement the Essentra BAX by provisioning traffic to and from PSTNs. It can also be implemented as a core Class 4 component to service international long distance networks.

Essentra(R) EX Peering Manager

The Essentra(R) EX Peering Manager is an edge network device enabling interconnection and peering of VoIP networks, featuring dynamic call routing, protocol inter-working, vendor inter-working and signaling manipulations. As an increasing number of carriers deploy VoIP-based trunking and enterprise solutions, the need for direct interconnection of these VoIP networks is becoming paramount. The Essentra(R)EX Peering Manager can also provide a simple and cost effective peering solution for wholesale operators, clearinghouses and bilateral traffic exchange.

Essentra VSX SS7-Enabled SIP/H.323 Gateway

The Essentra VSX SS7-Enables SIP/H.323 Gateway enables multi-purpose VoIP gateway, providing SS7 signaling and standards-based integration with any SIP application server. Essentra VSX is a scalable, standards-based VoIP gateway. It has been designed for small to medium-size service providers looking to deploy a reliable VoIP-based NGN solution with seamless connectivity to PSTN/SS7 networks.

Essentra OSS Operational Support Server

The Essentra OSS Operational Support Server is a centralized, web-based management system, enabling remote element management, service configuration, monitoring and provisioning. It is a centralized, web-based management system enabling remote element management, service configuration, monitoring and provisioning for the Essentra products.

Essentra TMS Traffic Management System

The Essentra TMS Traffic Management System is a web-based service assurance and traffic management system, supporting near real-time network performance and Quality of Service, or QoS, monitoring for optimized network operations. The ability to monitor and manage network performance is key to a service provider's success, enabling it to win and retain customers and enhance its competitive edge. Essentra TMS is an intelligent service assurance and network traffic management system, providing near real-time performance monitoring, problem identification and long-term analysis tools based on Call Data Records, or CDR, information.

Essentra SG SS7 Signaling Gateway

The Essentra SG SS7 Signaling Gateway is a scalable, standards-based SS7 signaling gateway, supporting protocol inter-working for over 60 SS7 country variants. The Essentra SG SS7 Signaling Gateway is a standards-based, carrier-grade signaling gateway that enables VoIP services to terminate on SS7 networks, ensuring seamless mediation of services between next generation networks and PSTNs. VocalTec's SS7 capabilities and extensive experience provide global connectivity between SS7 and IP networks, allowing carriers to leverage existing legacy SS7 network services alongside innovative SIP services.

Dependence on Contracts with Suppliers

We are dependent on the following suppliers for the manufacture, supply and support of hardware components that are integrated into our solutions: IBM for the BladeCenterT platform and blades; AudioCodes Ltd. for the supply of VoIP DSP processor boards, gateways and media gateways; and Intel for the supply of signaling boards and components. If our relationship with any of these suppliers is terminated, then we will need to invest time and resources to integrate our products with the hardware components of alternative suppliers.

Notwithstanding the foregoing, our dependency on the foregoing component suppliers is less than the dependency we had on suppliers of hardware components for our traditional H.323 products, since our Essentra products are based on general-purpose IBM servers, which are relatively easy to replace. The replacement of the IBM blade servers we use, although based on the same technology as the general purpose servers, would require more time, due to the fact that they are "telco grade" (i.e. comply with all carriers' standards), and are therefore more scarce.

In addition, our dependency on Intel for signaling boards and components has been reduced due to the support of the standard protocol Sigtran that is used in both our Essentra CX and on Intel components (Sigtran is a standard based protocol, which is also available from other signaling gateway vendors). In developing our traditional H.323 products we supported a proprietary protocol provided by Intel, which was significantly harder to replace.

Marketing, Sales and Distribution

We market and distribute our products both directly and via multiple distribution channels. Our main target customers are competitive local exchange carriers (CLEC), incumbent local exchange carriers (ILEC), alternative telephony carriers (which are virtual operators such as Vonage) and Internet Service Providers (ISPs). We target developed countries with a high penetration rate of broadband services to homes. In the US, we target also the IOCs (independent operator carriers). We do not target cable operators, as our system does not comply with the standards required by cable operators. In all territories we seek partnerships with resellers or operate through agents. Resellers are not contracted on an exclusive basis and in some cases we approach the customer directly. As we have limited presence globally, we seek local partners to offer first level support to customers. Our Tier 2 support (professional services) operates out of our Israeli office. We operate sales offices in Israel, the United States, Germany and Hong Kong. See Item 5 - Operating Review and Financial Prospects - for a breakdown of revenues by geographic market.

We typically license and sell our solutions directly to operators and carriers and via distributors pursuant to purchase orders, distribution agreements and/or end user agreements, as applicable. The sales cycles for our solutions are long due to the nature of the products and solutions as well as due to the strong competition. Once purchased by our end user customers, our solutions require installation in our customer's networks. After installation and completion of a predefined acceptance test, the system usually enters into a three-month warranty period. We offer two maintenance and service agreements, which are renewed on an annual basis. The standard service is an 8X5 business days support, including faulty hardware replacement. The premium service is a 24X7 support.

Since our Essentra solution is new to the market and has not yet been fully tested and proven, the cycle of marketing and selling the Essentra solution (whether as a whole or any component thereof) is longer than the sale cycle of our traditional H.323 products.

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

We actively support important communications standards in our products, including IETF SIP, ITU-T H.323, SS7, MEGACO, MGCP, SIGTRAN and others, and work closely with our carrier customers and equipment manufacturers in ensuring standards are correctly and uniformly implemented. Our products have been ranked by industry analysts as having the largest number of different SS7 installations world-wide.

Competition

Our market is intensely competitive and rapidly evolving, and is characterized by evolving standards and new alliances. Since the Essentra solution combines both the softswitch for Class 5 and Class 4 solutions, integrated with a large set of functions and applications for both residential and corporate customers, our competitive space includes both softswitch vendors and application server vendors. Our principal competitors include Nortel, Siemens, Huawei, Alcatel, Lucent Technologies Inc., NetCentrex, Cirpack, Sonus Networks Inc., Italtel and Veraz as softswitch vendors and Broadsoft and Sylantro as application server vendors. The application server vendors, however, are not in direct competition with us, since they mostly sell through partnering with softswitch vendors, but they do present a technological and functional competition, since our products may be compared to such solutions on the application level.

Recently, we announced that we are targeting the U.S. RLEC (Rural Local Exchange Carrier) market, with a complete offering for migration to next generation network solutions. In that specific market, we have identified a few vendors as direct competitors, such as MetaSwitch, CopperCom and Tekelec.

Many of our competitors are difficult to compete with, as they are larger than we are, have broader name recognition, have greater long-term resources and can sustain larger price reductions for their products than we can.

We believe that in such a rapidly changing market, key competitive factors include a broad base of users, strategic alliances, key reference customers, interoperability, integration of products with complementary hardware and software products and services, technological leadership, product performance, product features and ease of use, price, customer support, name recognition, distribution channels and the ability to respond quickly to emerging opportunities.

4C.      Organizational Structure

We are organized under the laws of the State of Israel. Our directly and indirectly held principal wholly-owned operational subsidiaries and their countries of incorporation are:

    o    VocalTec Communications, Inc. (United States)
    o    VocalTec Communications Deutschland GmbH (Germany)
    o    VocalTec Communications Hong Kong Limited (Hong Kong)

4D.      Property, Plants and Equipment

Our headquarters are located in Herzliya Pituach, Israel and occupy 25,350 square feet pursuant to a lease expiring on January 31, 2008. We currently pay total yearly rental and management fees of approximately $460,000, which are linked to the Israeli Consumer Price Index. These facilities are used for management, marketing, sales, research and development and production.

We maintain car leases, and our total liability for early termination of the leases is approximately $0.1 million. The following facilities accommodate our sales and customer support worldwide and are being fully utilized. We believe they are all flexible enough to accommodate expansion of operations:

1. In March of 2003, we renegotiated the lease for our subsidiary in the United States, for smaller offices of approximately 3,870 square feet in Fort Lee, New Jersey under a lease expiring on February 28, 2006. The annual rent for these facilities is approximately $105,000. We are planning to either renew this lease or to seek alternative facilities.

2. Our subsidiary in Germany leases approximately 1,450 square feet in Bonn under a lease which term is until June 2006 and which renews automatically unless either party notifies the other of the termination of the lease. The annual rent for the facility is approximately $24,300. We recently renewed this lease for our German subsidiary.

3. Our subsidiary in Hong Kong leases approximately 970 square feet under a lease expiring in June 2006. The annual rent for the facility is approximately $31,300.


ITEM 5.     OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this annual report. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may differ significantly from those projected in the forward-looking statements. Factors that might cause future results to differ significantly from those projected in the forward-looking statements include, but are not limited to, those discussed below and elsewhere in this annual report, particularly those described above under "Item 3 - Key Information - Risk Factors."
Overview

We develop and sell next generation network (NGN) VoIP carrier class call control and hosted telephony platforms for next generation telecommunication networks, enabling residential and enterprise services, supporting both legacy and advanced IP based multimedia devices. Our solutions provide carriers with call control and interface to legacy telephone systems, as well as peering with other NGNs. Our solutions enable carriers and service providers to reduce both capital and operating expenses and provide a platform for them to increase their revenues through the delivery of IP-based voice and data services, such as Voice over Broadband and hosted PBX (IP Centrex), thereby helping them to retain and expand their customer base.

In 2004 we witnessed a sharp decline in the worldwide sales of Class 4, International Long Distance solutions. At the same time, we observed an increasing interest among carriers to migrate their then existing PSTNs to NGNs, and we identified the Next-Generation Class 5 replacement market as an emerging new potential market. We allocated intensive efforts to accelerate our Class 5 product development, enabling us to enter the market at the beginning of the demand. Furthermore, in 2004 we designed and implemented the building up of a new channel strategy, and established a channel network to support our new target markets.

Our consolidated financial statements are prepared in accordance with U.S. GAAP, and are the basis for the discussion and analysis of our financial condition and results of operations. Our functional and reporting currency is the U.S. dollar, which is the currency of the primary economic environment in which our consolidated operations are conducted. Transactions and balances originally denominated in dollars are presented at their original amounts. Transactions and balances in currencies other than dollars (including NIS) are re-measured in dollars in accordance with the principles set forth in FASB Statement No. 52 - "Foreign Currency Translation". Our reported amounts of assets, liabilities, revenues, expenses, and related disclosure of contingent assets and liabilities are based on certain estimates and judgments made in the preparation of our financial statements, which estimates and judgments are revised periodically as required. Our estimates and assumptions are based on factors such as analysis of prior years' experience, trends within the Company and the telecommunications industry, and general economic conditions. However, actual results may differ from our estimates and assumptions as a result of varying market and economic conditions, and may result in lower revenues and bigger operating losses.

In 2004, we had sales of $5.5 million, compared to $18.7 million in 2003. Through 2004, we derived our revenues primarily from sales of our traditional
H.323 products (with initial revenues from our Essentra products in the fourth quarter of 2004), and from maintenance and other services we provided to purchasers of such products. Our cost of sales in 2004 was $4.5 million (including an inventory write-off in the amount of $1.1 million), compared with $8.7 million in 2003. The cost of our sales consists primarily of (i) with respect to our products, the cost of hardware components (more in the H.323 products than in the Essentra products), including related support, (ii) with respect to the services we provide to our customers, the salaries and other related expenses of our employees who provide different levels of support; and
(iii) royalties paid by us to the Chief Scientist.

Critical Accounting Policies

We have identified below our critical accounting policies. These policies are both the most important to the portrayal of our financial condition and results of operations and require our management's most difficult, subjective and complex judgments and estimates. Actual results may differ from these estimates under different assumptions or conditions.

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

Tax Allowance Practices: Our subsidiaries operate world-wide under various tax regimes, and as such, we are subject to the tax laws and regulations of many countries. At the end of every accounting period, we estimate our existing and future tax results, and create tax assets or liabilities, as applicable in accordance with Statement of Financial Accounting Standard No. 109, "Accounting for Income Taxes" ("SFAS No. 109"). As part of this process, we generally consult with reputable tax advisors in various overseas locations, and follow established tax precedents in our tax allowance practices. The tax expense and benefits of the company of this process are reflected in our financial statements. Inventories: Our policy for valuation of inventory and commitments to purchase inventory, including the determination of obsolete or excess inventory, requires us to perform a detailed assessment of inventory at each balance sheet date which includes a review of, among other factors, an estimate of future demand for products, valuation of existing inventory, as well as product life-cycle and product development plans. Inventory reserves are also provided to cover risks arising from slow moving items. We write down our inventory for estimated obsolescence or unmarketable inventory equal to the difference between the cost of inventory and the market value based upon assumptions about future demand, market conditions and prices.

Use of estimates: The preparation of the financial information requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, we evaluate our estimates, mainly related to trade receivables, inventories, long-lived assets, restructuring charges, revenues and contingencies. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

5A.      Operating Results

Sales

Our sales consist of sales of VoIP products and related support and maintenance services. Up to the fourth quarter of 2004 such products included mainly the
H.323 product and since the fourth quarter of 2004 also included the Essentra products and related support and maintenance services.

We recorded sales of $5.5 million in 2004 or 71% lower than sales of $18.7 million in 2003. Sales for 2004 were 65% lower than sales of $15.6 million in 2002. The decrease in sales in 2004 compared with 2003 was attributable to (i) the on-going transition in our product offering from H.323/ILD equipment, the overall demand for which declined sharply during 2004, to our new Essentra softswitch, SIP-based solutions (for which the sales cycle turned out to be longer than for our traditional H.323 products), pursuant to which we began offering our new products to existing and new customers in markets in which we were not active previously; and (ii) a substantial decrease in orders of our H.323/Class 4-ILD products by Deutsche Telekom and its T-Systems subsidiary and from DataAccess, our two largest customers, which also caused a reduction in revenues from maintenance services fees. Our sales to DataAccess declined in 2004 by 92%, from $4.1 million in 2003 to $0.3 million in 2004, due to the financial difficulties of DataAccess; and sales to Deutsche Telekom and its T-Systems subsidiary declined in 2004 by 83%, from $9.8 million in 2003 to $1.7 million in 2004 (most of which were purchases of services) mainly due to their internal reorganization, which caused a refocusing of their activities and a reduction in purchases. The increase in sales in 2003 compared with 2002 was primarily attributable to increased repeat sales to our then two largest customers, Deutsche Telekom's T-Systems subsidiary and DataAccess, and to increased revenues from maintenance services. We expect that the margins from the sales of our new Essentra products will be larger than the margins from the sales of our traditional H.323 products, due to the fact that the new Essentra products contain less hardware components than the H.323 products and the cost of the hardware components included in the Essentra products is lower than the cost of the hardware components included in the H.323 products. Specifically, media gateways, which represented a significant part of our traditional H.323 products, are expected to represent a lower portion of the Essentra products. As a result of the foregoing, we will rely to a lesser extent on providers of hardware components for service and maintenance.

Product sales in 2004 were $3.2 million, a decrease of 80% compared to year 2003 product revenues of $15.7 million, and a decrease of 77% compared to year 2002 product revenues of $13.5 million. The decrease in 2004 was due to the on-going transition in our product offering from H.323 equipment, the overall demand for which sharply declined during the year, to our new Essentra softswitch, SIP-based solutions, for which the sales cycle turned to be longer than for our traditional H.323 products. The increase in product sales in 2003 was due to repeat sales to our then two largest customers, Deutsche Telekom's T-Systems subsidiary and DataAccess.

Revenues from maintenance and other support services in 2004 were $2.3 million, a decrease of 24% compared to year 2003 services revenues of $3.0 million, and an increase of 10% compared to year 2002 service revenues of $2.1 million. Service revenues decreased in 2004 compared with 2003 due to the decrease in product sales and to the non-renewal of existing service agreements. Services revenues increased in 2003 compared with 2002 due to renewals of then existing service agreements and an increase in sales of the Company's products, which resulted in an increased demand for related services. Revenues from maintenance and other support services exceeded ten percent of our total revenues for each of the years 2004, 2003 and 2002. We expect our revenues from the provision of services in 2005 and 2006 to be lower than our revenues from sales of products, since during such period we will focus on gaining market recognition and increasing the sales of our products.

As a percentage of total revenues, revenues from maintenance and other services were higher in 2004 than in 2003 due to the sharp decline in revenues from sales of products.

While sales to Deutsche Telekom and its T-Systems subsidiary were reduced in absolute numbers in 2004, they remained a significant portion of our sales in 2004 as a percentage of total revenues. In addition, sales to SN Radiocom and to Intelcom San Marino accounted for 16% and 12%, respectively, of our sales in 2004. The relatively high percentage represented by the sales to these two customers resulted from the sharp decrease in our total sales in 2004. Purchases by DataAccess declined significantly in 2004 both in absolute numbers and as a percentage, due to the financial difficulties of this customer, which had a negative effect on our results. DataAccess still owes the Company certain amounts, which we recognize on a cash basis due to the uncertainty as to the collectibility thereof.

Geographic revenues as a percentage of overall revenues changed as follows:

    o Sales in the Americas decreased to 2% of total revenues in 2004, compared to 4% of total revenues in 2003, and 10% in 2002. The decrease in sales in the Americas was also in absolute numbers, from $643,000 in 2003 to $104,000 in 2004.
    o Sales in Europe increased to 76% of total revenues in 2004, compared with 64% of total revenues in 2003, and 48% of total revenues in 2002, primarily due to a sharp decreased in purchases by Deutsche Telecom. Sales decreased in absolute numbers from $12.0 million in 2003 to $4.1 million in 2004.
    o Sales in Asia Pacific decreased to 12% of total revenues in 2004, compared with 31% of total revenues in 2003, and 39% of total revenues in 2002. The decrease in sales in Asia Pacific was both in absolute numbers and as a percentage of total sales, mainly due to the financial difficulties of DataAccess, which resulted in a significant decrease in our sales thereto.
    o Sales in the rest of the world (primarily Africa) increased to 10% of total revenues in 2004, compared with 1% of total revenues in 2003, and 3% of total revenues in 2002. The increase in sales in the rest of the world was both in absolute numbers and as a percentage of total sales.

The difference in the sales percentages in 2003 compared to 2002 results mainly from an increase in sales to Deutsche Telekom's T-Systems subsidiary in Europe in 2003. Sales in the Americas continued to decrease significantly due to the fact that we made no sales to ITXC during 2003.

To date, most of our global sales have been in U.S. dollars and have not been adversely affected by foreign currency fluctuations. If global business conditions require us to sell our solutions in other local currencies, our sales may be adversely affected by devaluation of local currencies against the U.S. dollar. If, on the other hand, such local currencies' value increases against the U.S. dollar, our sales (in U.S. dollar terms) will be positively affected.

Our business is not seasonal.

Cost of Sales

Cost of sales in 2004 was $4.5 million, or 82% of sales (including an inventory write-off in the amount of $1.1 million), compared with $8.7 million, or 47% of sales, in 2003, and $7.5 million, or 48% of sales, in 2002 (including an inventory write-off in the amount of $0.9 million). The decrease in cost of sales in 2004 (compared to 2003) resulted primarily from the fact that we purchased less hardware components that are included in our H.323 products (due to the lower demand for such products). In addition, in 2004 we paid to the Chief Scientist royalties in a lower amount than in 2003, due to the fact that we sold fewer products than in 2003. The increase in cost of sales in 2003 (compared to 2002) resulted primarily from (i) an increase in the sale of products during 2003, which resulted in the purchase by the Company of more hardware components than in 2002, and (ii) the provision of more services than in 2002, which required greater customer service resources than in 2002. Although the cost of the hardware components included in our Essentra products is expected to be lower than the cost of the hardware components included in the H.323 products, should our sales of the Essentra products increase we expect that the overall cost of such sales (in dollar terms) shall increase compared to the cost of sales in 2004, but the margins on such sales will nevertheless increase compared to the margins on sales of the H.323 products.

Cost of products was $1.8 million in 2004 compared with $7.4 million in 2003, and $6.0 million in 2002. Cost of service was $1.6 million in 2004, compared with $1.3 million in 2003, and $0.7 million in 2002. The cost of sale of services in 2004 increased compared to 2003 because our support team had to invest more efforts in addressing technical issues with the products we sold and we had a very small number of sales to various customers, as opposed to repeat sales, which required us to give special attention to each customer's support group.

Cost of sales of products primarily includes the cost of hardware in our products, reserves for products and components in inventory, royalties to third parties, and other expenses associated with the provisioning of products. Cost of services primarily consists of salaries and travel expenses for rendering maintenance services to customers.

In 2002, 2003 and 2004, cost of sales increased as a percentage of sales due to increased competition in the VoIP market, resulting in lower prices for VoIP products. In 2002, we wrote off obsolete inventory product components in the amount of $0.9 million. Inventory write-off in 2004 was $1.1 million.

In 2004, gross margins were 18% including inventory write-offs, and 38% excluding inventory write-offs. In 2003, gross margins were 53%. In 2002, gross margins were 52% including inventory write-offs and 57% excluding inventory write-offs. Due to price pressure generated by intense competition in the VoIP industry, our gross margins have declined over the past three years. Our gross margin in future periods will be influenced by, on the one hand, increased competition which may cause us to reduce prices of certain of our products and services and higher standard requirements from our customers, and, on the other hand, a reduction in the cost of our sales due to the lower cost of hardware components in our Essentra products, compared to the cost of the hardware components included in our traditional H.323 products.

Operating Expenses

Research and Development, net. Research and development costs, net were $4.3 million in 2004 or 79% of sales, compared with $4.1 million or 22% of sales in 2003, and $6.1 million, or 39% of sales in 2002. Research and development costs, net consist principally of salaries and benefits for software engineers, related facilities costs and activities and expenses associated with computer equipment used in software development. None of our software development costs have been capitalized during any of the reported periods, as the amount of software development costs eligible for capitalization at this stage has historically been insignificant.

We believe that continued investment in research and development is essential to remain competitive in the marketplace and is directly related to the timely developments of new and enhanced products. Specifically, in order to bring our Essentra products to maturity and thereafter increase sales, we are allocating significant resources to research and development operations, including outsourcing certain research and development assignments.

Our research and development efforts have been financed from internal resources and through programs sponsored by the Government of Israel through the Chief Scientist. We participate in a royalty-bearing program sponsored by the Chief Scientist in Israel. Pursuant to the terms of the royalty-bearing program of the Chief Scientist, we are required to pay a royalty of between 3% and 3.5% of sales of products and related services developed in any project partially funded by the Chief Scientist, up to an amount of 100% of the grant obtained. For grants received under programs approved subsequent to January 1, 1999, royalties are payable up to 100% of the grant obtained plus interest at LIBOR. We expect to participate only in royalty bearing programs but we cannot make any assurances that we will be awarded any future grants.

Our research and development expenses in 2004 were net of participation from the Chief Scientist. In 2004, participation from the Chief Scientist was $0.9 million, of which $0.8 million was attributed to the 2004 approved plan and $0.1 million was attributed to the 2003 plan. All of these participations are related to royalty bearing programs. Total cash receipts from the Chief Scientist in 2004 were approximately $1.0 million, of which $0.2 million were from the 2003 plan. In 2004, we paid or accrued royalties to the Chief Scientist in an aggregate amount of approximately $0.2 million.

Our research and development expenses in 2003 were net of participation from the Chief Scientist. In 2003, participation from the Chief Scientist was $1.6 million, of which $1.3 million was attributed to the 2003 approved plan and $0.3 million was attributed to the 2002 plan. All of these participations are related to royalty bearing programs. Total cash receipts from the Chief Scientist in 2003 were $1.8 million of which $0.5 million were from the 2002 plan. In 2003, we paid royalties to the Chief Scientist in an aggregate amount of approximately $0.5 million.

Our research and development expenses in 2002 were net of participation from the Chief Scientist. In 2002, participation from the Chief Scientist was $1.7 million, of which $1.6 million was attributed to the 2002 approved plan and $0.1 million was attributed to the 2001 plan. All of these participations are related to royalty bearing programs. Total cash receipts from the Chief Scientist in 2002 were $1.8 million, of which $0.4 million were from the 2001 plan.

In 2002, we paid royalties to the Chief Scientist in an aggregate amount of approximately $0.6 million.

Selling and Marketing

In 2004, selling and marketing expenses were $7.2 million, or 132% of sales, compared with $10.3 million or 55% of sales in 2003, and $16.4 million, or 105% of sales in 2002. Selling and marketing expenses include salaries and benefits, sales commissions, travel expenses and related costs for our sales, marketing, and distribution personnel, as well as reserves for potential damages to, loss of, or obsoleteness of trial systems. Selling and marketing expenses also include the costs of programs aimed at increasing revenue, such as advertising, trade shows and other market development programs. The increase in selling and marketing expenses as a percentage of sales resulted from a sharp decrease in our sales in 2004 compared to 2003.

The decrease in selling and marketing expenses in absolute terms over prior years was the result of cost reductions in our sales and marketing operations, closure of some of our overseas sales offices, and more efficient use of our sales and marketing resources. Should our sales increase in the future, we expect our sales and marketing expenses to increase. Without limiting the foregoing, we continue in our attempts to use our sales and marketing resources more efficiently.

In late 2004, we ceased the operations of our subsidiary in India due mainly to the reduction in sales of our products and services to DataAccess, which was our primary customer in India. In late 2004, we also ceased the operations of our subsidiary in Singapore, due to the fact that a majority of our customers in such country ceased purchasing our products and services. In recent years, our subsidiary in The Netherlands became a holding company through which we held our interests in various companies in Europe. Towards the end of 2003, such European companies were liquidated. Therefore, in late 2003 and early 2004 we ceased the operations of our subsidiary in The Netherlands. The foregoing did not have a material effect on our sales and marketing expenses.

General and Administrative

General and administrative expenses consist principally of salaries and benefits, outside legal, accounting and consultant fees, travel expenses, and related costs for management, finance, logistics, human resources, legal, information systems, and administrative personnel. General and administrative expenses also include expenses associated with computing equipment and software used in the administration operations. General and administrative expenses were $2.8 million or 50% of sales in 2004, compared with $3.6 million or 19% of sales in 2003, and $4.5 million or 29% of sales in 2002. The increase in general and administrative expenses as a percentage of sales resulted from a sharp decrease in our sales in 2004 compared to 2003. General and administrative expenses in 2004 continued to decrease in absolute numbers compared to prior years due to the continued operational efficiencies we effectuated in 2003 and 2004.

Restructuring Costs

We had no restructuring charges in 2004 and 2003. During 2002, we implemented a number of organizational changes due to substantial reduction in market demand for our traditional H.323 products, including a reduction in worldwide headcount of 108 employees (including from the spin off of Surf & Call), or approximately 42% of our workforce, reductions in the office facilities used for our activities, renegotiation of some of our office leases, moving to smaller office premises, and the closing of our sales offices in France, Italy, Spain, Sweden, and Australia. We recorded $1.3 million for severance and termination payments and other benefits. The total costs associated with these charges were $2.7 million, paid mostly in cash. In 2003 we ceased our operations in China and Japan and in 2004 we ceased our operations in Singapore and India. We ceased the operations of our subsidiary in India due mainly to the reduction in sales of our products and services to DataAccess, which was our primary customer in India; we ceased the operations of our subsidiary in Singapore, due to the fact that a majority of our customers in such country ceased purchasing our products and services. The costs associated with the ceasing of such operations, which are not part of the restructuring costs, were charged to operating expenses as incurred.

Other Income (Expense), net

Other income of $44,000 and $0.1 million in 2004 and 2003, respectively, was mainly from the sale of obsolete inventory to third parties. During 2002, we sold 4,608,165 shares of ITXC, representing the remainder of our holdings in ITXC, and realized net proceeds of approximately $13.1 million.

Financial Income, net

Financial income, net in 2004 was $0.2 million, or 3% of sales, compared to $0.1 million, or 0.3% of sales in 2003, and $0.4 million, or 3% of sales in 2002. The increase in financial income, net in 2004 was primarily a result of fluctuations of the NIS against the U.S. dollar. The decrease in financial income, net in 2003 was primarily a result of fluctuations of the NIS against the U.S. dollar, lower cash balances and lower interest rates on deposits.

Taxes on Income, Tax Refunds and Tax Benefits

Taxes on income in 2004 in the amount of $0.1 million were mainly attributed to certain of our subsidiaries. Taxes on income in 2003 in the amount of $0.1 million were mainly attributed to subsidiaries outside the United States. Net tax benefits in 2002 were $5.3 million, including a tax refund in the U.S. of $3.8 million. In 2002, we paid taxes in the amount of $1.0 million for our various subsidiaries. The 2002 tax refund resulted from carry-back losses in 2001 against federal tax payments made in 2000. In addition, since the Company sold its remaining shares in ITXC in 2002, it re-assessed its tax liability due to the change in circumstances and, as a result, decreased its tax liability by approximately $2.5 million.

We currently have two Approved Enterprise programs under the Law for the Encouragement of Capital Investments, 1959. Such programs are eligible for certain tax benefits for the first several years in which they generate taxable income. Income derived from an Approved Enterprise is subject to a zero tax rate for two years and up to an additional eight years of reduced corporate tax rate of 25% until the earlier of (i) seven to ten consecutive years, commencing in the year in which the specific Approved Enterprise first generates taxable income (which income is not offset by deductions attributable to the other sources), (ii) twelve years from commencement of production or (iii) fourteen years from the date of approval of the Approved Enterprise status. Some of our production and development facilities have been granted Approved Enterprise status. To date, neither of our Approved Enterprise programs has generated any taxable income.

As of December 31, 2004, we had net operating loss carryforwards in Israel of approximately $93 million for tax purposes, and net operating loss carryforwards in the U.S. of approximately $7.1 million. These net operating losses may be carried forward and offset against future taxable income under applicable tax laws. Tax benefits which apply to us under Israeli law do not apply to any income generated by any of our other subsidiaries.

Discontinued Operations

In May 2002, we finalized the carve-out of our Surf & Call operations into a separate corporate entity, Surf & Call Solutions Ltd., in which we held a minority interest with the remaining equity being held by a group of previous employees of Surf & Call. In December 2003, we sold our entire interests in Surf & Call to Cosmocom, Inc., in consideration for full payment of all outstanding debts of Surf & Call, future royalty payments in the event of licensing of the Surf & Call technology, and a portion of the proceeds in the event of a sale of the Surf & Call technology by Cosmocom to a third party. This transaction resulted in a reduction of the accrual for discontinued operations in the amount of $0.1 million. Subsequent to the above-mentioned sale, Surf & Call ceased its operations.

Net Income (Loss)

Loss from continuing operations in 2004 was $13.1 million, representing 240% of sales, or $0.90 per share, compared with a loss from continuing operations of $8.1 million, representing 43% of sales or $0.66 per share in 2003. Net loss was $13.1 million in 2004, representing 240% of sales, or $0.90 per share. In 2003, the net loss was $8.0 million representing 43% of sales, or $0.65 per share.

Loss from continuing operations in 2002 was $5.8 million, representing 37% of sales or $0.48 per share. Net loss was $8.2 million representing 52% of sales, or $0.68 per share.

Our financial statements are reported in dollars and the vast majority of our sales are made in U.S. dollars. Most of our expenses are in New Israeli Shekels
(NIS) and dollars. The cost of our operations in Israel, as expressed in dollars, is influenced by the extent to which any increase/decrease in the rate of inflation in Israel is not offset by the appreciation/depreciation of the NIS in relation to the dollar. In 2004, the rate of inflation in Israel was 1.2% and the rate of appreciation of the NIS in relation to the dollar was 1.6%.

5B.      Liquidity and Capital Resources

During the past three years, we covered our cash flow requirements using operating revenues, proceeds from sales of our holdings of ITXC shares, grants from the Chief Scientist and other cash reserves. In addition, in March 2004 we raised approximately $9.1 million, net of underwriting and other expenses, through the issuance of 2.4 million of our ordinary shares to institutional investors.

As of December 31, 2004, we had approximately $7.9 million in cash, cash equivalents and short-term investments, comprised of $3.1 million in cash and cash equivalents, $1.3 million in restricted cash, and $3.5 million in short-term investments. As of December 31, 2003, we had approximately $12.2 million in cash, cash equivalents and short-term investments, comprised of $2.4 million in cash and cash equivalents, $1.4 million in restricted cash, and $8.4 million in short-term investments. Our short-term investments consist of commercial papers rated either A1/P1 or A2/P2 and auction rate securities rated AAA. We generally hold our short term investments until maturity. In addition, some of our cash is invested in time deposits, under which penalties are imposed if withdrawn before maturity.

As of December 31, 2004, we had working capital of approximately $4.5 million compared with $8.0 million as of December 31, 2003. The net decrease in working capital during 2004 resulted primarily from our operating loss. The decrease in cash and cash investments was a direct result of our use of cash to cover our operating loss for the year, as sales were insufficient to cover operating expenses.

Net cash used in operating activities was $13.1 million, $5.4 million, and $12.5 million, for the years ended December 31, 2004, 2003, and 2002, respectively. The principal use of cash in each of these years was to fund our operations. Income tax payments were $ 0.1 million in 2004, $0.1 million in 2003, and $0.4 million in 2002.
Net cash provided by investing activities was $4.4 million and $12.6 million for the years ending December 31, 2004 and 2002, respectively. Net cash used in investing activities was $2.7 million for the year ending December 31, 2003. Investments in restricted cash were zero in 2004, $1.4 million in 2003, and zero in 2002. In 2003, net cash used for short-term investments amounted to $0.6 million while in 2004 and in 2002 net cash received from maturing of short-term investments net of the purchase of new short time investment amounted to $4.8 million and $0.8 million, respectively. Proceeds from the sale of ITXC shares were $13.1 million in 2002. Cash used for purchase of equipment was $0.5 million, $0.7 million and $0.8 million for 2004, 2003 and 2002, respectively. Proceeds from the sale of equipment were $0.1 million in 2002, and were negligible in 2004 and 2003. In 2002, we extended a convertible loan to Surf & Call in the amount of $0.6 million as part of the carve-out of Surf & Call (see Item 5A - Operating Results), which loan was terminated when we sold the Surf & Call business.

Net cash generated by financing activities was $9.4 million for the year ended December 31, 2004, of which approximately $9.1 million (net of underwriting and other expenses) resulted from proceeds from issuance of shares in a private placement and $0.3 million resulted from the exercise of stock options. Net cash generated by financing activities for the year ended December 31, 2003 was $0.5 million, and resulted exclusively from proceeds from the exercise of employee stock options throughout the year. The Company did not generate any net cash through financing activities in 2002.

We anticipate that operating expenses may exceed revenues, net of cost of sales in 2005 and possibly beyond if we do not sufficiently increase sales and reduce our costs. Current cash and cash equivalents balances, cash flows from operations, grants from the Chief Scientist, and funds raised through the private placement of our ordinary shares in March 2004 are insufficient to meet our anticipated cash needs for working capital and capital expenditures for at least the next 12 months. As of the date of this annual report, we have been unable to raise the additional capital necessary for our operations. If we are unable to promptly raise such capital, on terms favorable to us or at all, we will experience a lack of liquidity for our activities and, in light of the current condition of the Company and the amount of our cash, cash equivalents, restricted cash and short-term deposits, our ability to sustain our current or future operations, research and development and sales infrastructures, and to compete in the VoIP market, will be adversely affected, and there is a substantial doubt as to our ability to continue as a going concern.

Even if we are able to raise the additional capital that we need, if our revenues do not increase substantially, whether due to a failure to increase the market share for our Essentra products, evolving industry standards and rapid technological changes that could result in our products being no longer in demand, the reduction in our product prices, slower pace of expansion or voice over broadband penetration, or our failure to retain our customers, we will need to reduce our operating expenses or use more of our cash reserves to fund operating expenses. Similarly, in the event that the amounts we receive from research and development grants decline, we will need to reduce operating expenses and utilize more of our cash reserves for our operations. If such measures are insufficient, we may attempt to establish lines of credit or sell additional equity securities or debt securities.

As of December 31, 2004, we had no debt.

Capital expenditures in 2004 were approximately $0.5 million, compared with $0.7 million in 2003 and $0.8 million in 2002. See Item 4A for further details. We currently have no commitments for capital expenditures.

In early 2002, our U.S. subsidiary, VocalTec Communications, Inc. received an Internal Revenue Service, or IRS, income tax refund in the amount of $4.4 million, for 2000 and 2001. This refund related to taxes paid on capital gains for 2000, offset by losses incurred in 2000 and 2001, which were carried-back. Such refund is still subject to review by certain federal and local agencies in the U.S. See Item 5A "Taxes on Income, Tax Refunds and Tax Benefits".

We maintain annual car leases in the amount of approximately $0.8 million, and our total liability for early termination of the leases is in the amount of up to approximately $0.1 million.

Inventory and Receivables

Inventories as of December 31, 2004 were $0.5 million, compared to $1.5 million as of December 31, 2003 and $4.1 million as of December 31, 2002. The decrease in 2004 compared with 2003 was mainly due to an inventory write-off in the amount of $1.1 million pertaining to our old products for the international long distance market. The decrease in 2003 compared with 2002 was due to recognition of sales of inventory sent to customers in 2002, increased inventory turns (i.e., the frequency of sales of inventory within a certain period), and shorter lead times of inventory orders.

Trade receivables are from purchases of our products, primarily by telecommunications companies and service providers. Trade receivables are presented at gross value less reserves for doubtful accounts. Trade receivables, net as of December 31, 2004 were $0.2 million, compared with $1.5 million as of December 31, 2003, and $0.7 million as of December 31, 2002. The reduction in 2004 was due to the decline in our sales. The increase in 2003 was mainly due to the reduction in the allowance for doubtful accounts.

Prepaid expenses and other receivables were $1.0 million as of December 31, 2004, compared with $0.9 million as of December 31, 2003 and $2.0 million as of December 31, 2002. The decreases in 2003 and 2002 were due to accelerated actual grant payments received from the Chief Scientist, lower leasing deposits, and lower prepaid expenses.

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

VocalTec and Essentra are trademarks or registered trademarks of VocalTec. All other trademarks or registered trademarks used in this Annual Report on Form 20-F are the property of their respective owners.

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

See Item 5A "Operating Results - Research and development costs, net".

5D.      Trend Information

We believe that our business is subject to the following trends:

Decrease in significance of Access Networks: Access networks, better known as the "last mile", have been the most significant factor in the limitation of competition in the local telephony exchange business. In an effort to overcome this barrier, incumbent carriers were forced by law to agree to rent unbundled network elements to competitive carriers. This had a limited success in opening up the local telecom market for competition. Wireless technologies provided an alternative low cost method of offering last mile services. The demand for broadband connectivity to the Internet and the cable competition led incumbent local exchange carriers to offer broadband over copper to the residential market. This was offered using ADSL technology. The fast deployment of ADSL opened up an opportunity for alternative carriers to offer voice over this broadband connection, bypassing the need for any permission from the provider of the ADSL service. This is a very significant factor in the ability to offer Essentra as a softswitch and Class 5 alternative solutions over broadband, utilizing Essentra SIP technology. Various market research firms estimate that in 2008 approximately 15% of all wireline telephone lines will implement Voice over BroadBand (VoBB) technology.

Convergence of Voice and Data: The maturing VoIP technology and the advantages of an IP network, not only in respect to data exchange but also in respect of voice exchange, is leading to the convergence of the two - data and voice networks - and the offering of a mix of data and voice services over a single packet based IP network. This move is expected to change telephony network deployment and operation by removing all territorial/localized networks and the localization aspect of the telephone number and possibly even replacing traditional telephone numbers with an alternative personal ID. Converged networks will reduce (according to various estimates - by 60%) the cost of deployment of telephony switching equipment. Converged networks will also reduce the cost of operation as the same packet-based network will serve voice and data. Softswitch technology is at the heart of this evolution. The softswitch will not only replace the legacy TDM Class 5 switch, but it will no longer be an integral part of each and every neighborhood. Fewer high capacity softswitches will serve larger populations. The physical location of the softswitch will not be related to the subscribers that it will serve. Massive efforts and large projects are planned by most telephony carriers, which will result in over 370 million telephony lines connected to softswitches by 2009 (according to the May 2005 In-Stat report). Essentra softswitch aims at this market, which is expected to grow by an annual average of 45% in the coming years.

Wireline and Mobile Convergence: A new network architecture has been defined by the Internet Multimedia Subsystem (IMS), a mobile standards committee. This will be the network architecture for the mobile third generation migration to packetized voice. The unique abilities of IMS to offer fast implementations of new services and the comfortable handling of access networks led the industry to consider the adoption of IMS for the wireline business, especially for VoIP technology to be used as an access network. In 2-3 years, we expect to start experiencing IMS offering Fixed-Mobile Convergence (FMC), where the same handset will be used in both networks and offer identical services to the consumer. This will be the final step in convergence of all multimedia fixed and mobile networks, offering a single service platform to all terminals, being either a computer, a PDA, a wireline phone or a mobile phone. Essentra architecture has followed the guidelines of IMS, and more adjustments will be needed as implementation of IMS commences.

Packet voice trunking business maturing and saturating: Class 4 category of TDM networks deals with traffic exchange among switches and its main purpose is to reduce the need of mesh networks (where all switches have direct links to all other switches, which is an expensive and inefficient topology). In the early days of VoIP, Class 4 networks were identified as best targets for replacement by VoIP technology, as packet routing can offer an improved alternative to the TDM trunking tandem topology. Beyond Class 4, international long distance traffic, if using packet voice rather than expensive circuit switched tranks, could further reduce long distance voice traffic costs. This became the target for our business, with the introduction of the H.323 packet voice solution. Technology reduced cost of long distance calls and the only justification for the existence of long distance and international carriers was the regulation. When regulation barriers were lowered, the entire international long distance business collapsed, and with it our ability to continue selling the H.323 products. The Class 4 market has matured and saturated. 2004 was the first year that the monetary value of Class 5 deployments of softswitches exceeded the monetary value of the Class 4. In the coming years, we expect Class 4 to continue to shrink and international long distance to be rapidly eliminated. This trend in the market forced us to abandon our past business and adjust our product development, marketing and sales efforts for the Class 5 growing VoIP market.

Hosted services for enterprises: Carriers have never succeeded to offer more than basic services to enterprises. The basic services included E1/T1 trunking with PRI, or Primary Rate Interface (an ISDN link between customer premises, usually a PBX, and the Class 5 switch) and DID, or Direct Inward Dialing (which allows to call a person's office telephone extension from an outside telephone service). Centrex services have been offered by carriers, mainly in the US, since the early 1980's, but it never became a significant business. Softswitch technology combined with application servers offering a rich PBX-type set of features and the trends of outsourcing such services as IT lead to the reevaluation of the potential of the new Centrex services. The availability of web based self service encourages carriers to offer Centrex as a competing service to IPPBX solutions. IP technology adds the ability to combine Centrex with VPN to interconnect multiple corporate offices which may be given the feel and look of one office. Considering this, Essentra is offering rich Centrex features combined with VPN capability and corporate level provisioning tools. The expected size of the Centrex market is currently unclear, but the feature set is becoming a must in every sale of a softswitch.

Offering of Separate Components: Merely migrating systems from PSTNs to VoIP softswitch networks is insufficient to meet customers' increased demands. Therefore, carriers have started bundling various services, which include wireless, Internet, voice and television services, all to be provided by a single vendor. Within such bundling, we provide the voice services. Since the voice service we provide is bundled with such other services, our products have to be compatible with various other services provided by vendors. In this regard, incumbent vendors such as Alcatel and Nortel have an advantage over us due to their ability to provide to carriers all of the services required by such vendors. Since we do not offer a full bundle of services (but rather only voice services), we depend on a demand among carriers for the "best of breed", which means that rather than purchasing a bundle of services from a vendor, such customers will purchase separate services from separate suppliers and vendors.

Consolidation: In recent years, we have witnessed a consolidation in our industry, primarily the acquisition by large companies, which have the ability to provide to their customers a bundled product that includes all services, of smaller companies (such as VocalTec) that develop and offer only part of the services. We expect such trend to continue in the near future.

5E.      Off-Balance Sheet Arrangements

There are no off-balance sheet arrangements that have or are reasonably likely to have a current or future material effect on the company's financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.


5F.      Tabular Disclosure of Contractual Obligations

---------------------------------------------------------------------------------------------
Contractual Obligations           Payment Due by Period (in thousands of dollars)
---------------------------------------------------------------------------------------------
                                  Total       Less than   1-3 Years   3-5 years   More than
                                              1 Year                              5 Years
---------------------------------------------------------------------------------------------
Operating Lease Obligations       1,600          627         935          38            -
---------------------------------------------------------------------------------------------
Other Long Term Liabilities
Reflected on the Registrant's
Balance Sheet under GAAP          2,871*                                            2,871*
---------------------------------------------------------------------------------------------
Total                             4,471          627         935          38        2,871
---------------------------------------------------------------------------------------------

* As of December 31, 2004 we had $2,113,000 in severance pay funds to cover such liabilities.

ITEM 6.     DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6A.      Directors and Senior Management

The following sets forth certain information regarding our directors and executive officers:

      Name                         Position
      ----                         --------
      Dr. Elon A. Ganor            Chairman of the Board of Directors and Chief
                                     Executive Officer
      Ami Tal                      Director
      Yoav Chelouche               Director
      Lior Haramaty                Director
      Douglas Dunn                 Director
      Michal Even-Chen             Director
      Hugo Goldman                 Chief Financial Officer
      Moti Suess                   Chief Operating Officer

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

Ami Tal has served as Executive Vice President of Global Sales from November 1999 to October 2004, and as a director since 1992. He served as Vice President of Operations from April 1998 to November 1999, Chief Operating Officer from 1995 to May 2000 and Chief Financial Officer from 1992 to 1995. From 1990 to 1992, Mr. Tal served as Vice President and head of the International Trading Division of LaCresta. Mr. Tal is the brother-in-law of Dr. Ganor.

Lior Haramaty is a co-founder of our company and was a major contributor in creating and propelling the Internet Telephony industry. Mr. Haramaty has served as a director since the company's inception in 1989 and held multiple executive positions until mid 2000. Currently he serves as a consultant to various companies, including StructuredWeb at which he also serves as a board member, and is the co-founder and CEO of Designfenzider, a New York based design firm.

Douglas Dunn has served as a director since January 2000. Mr. Dunn, former Vice President of Visual Communications and Multimedia Strategy at AT&T, has spent 26 years at the telecommunications and multimedia company where his business acumen spanned both the commercial sector and research arenas at Bell Laboratories. Mr. Dunn recently retired from his position as Dean of Carnegie Mellon University's Graduate School of Industrial Administration.

Yoav Chelouche has served as a director since July 2000. Mr. Chelouche is the Chairman of the Fantine Group. From November 1995 to mid-2001, Mr. Chelouche was President and Chief Executive Officer of Scitex Corporation Ltd., and was a director of Scitex from May 1996 to 2001. Since 1979, Mr. Chelouche has held several positions within Scitex, including executive vice president of marketing and business development. Mr. Chelouche qualifies as an External Director according to the Israel Companies Law - 1999.

Michal Even-Chen has served as a director since November 2004. Until the end of 2003, she served as Vice President Business Development of Bezeq Ltd., Israel's national telecommunications company, and was also the driving force and executor on Bezeq's part of the creation of the venture capital fund Stage-one. Subsequently, Ms. Even-Chen served for two years as Chairwoman of the fund's Investment Committee. She also represented Bezeq on the Investment Committee of Eurofund, a fund managed by Federman Enterprises. Prior to her positions at Bezeq, Ms. Even-Chen was Vice President of Marketing for 012 Golden Lines, a telecom and internet provider. She previously held the position of Head of the Strategy Department in Bezeq Ltd., and earlier worked in the Budget Department of the Ministry of Finance of the State of Israel, supervising Water and Sewage. Ms. Even-Chen qualifies as an External Director under the Companies Law.

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

Moti Suess has served as our Chief Operating Officer since April 15, 2005. Before joining our Company, Mr. Suess spent 12 years as the founder and Chief Executive Officer of Fastbeat Ltd. UK, a mobile prepaid services provider; Chairman and Chief Executive Officer of Unitel Voice Communications, a provider of unified messaging solutions to corporations; and as a manager of various large-scale technical projects in the semiconductor and voice switching areas. Mr. Suess holds an Aeronautical Engineering degree from Israel's Technion Institute of Technology.

6B.      Compensation of Directors and Executive Officers

The aggregate compensation paid to all our directors and officers as a group during the fiscal year 2004 was approximately $0.8 million in salaries, directors' fees and bonuses, and 75,000 options, approved for grant on May 10, 2004 at an exercise price of $1.96 per option and 40,000 options, approved for grant on November 29, 2004 at an exercise price of $1.38 per option. Options expire ten years after the date of the grant. No additional amounts were required to be set aside or accrued by the Company or its subsidiaries in 2004 for severance payments.

6C.      Board practices

The period during which our directors and senior management have each served in their respective offices is set forth in "Item 6A - Directors and Senior Management". There is no date of expiration of the current term of office of any of the senior management members. The expiration date of the terms of office of our directors are as follows: (a) Yoav Chelouche - in May 2006; (b) Ami Tal - at the 2005 annual shareholders meeting (which term may be renewed);
(c) Elon Ganor - at the annual shareholders meeting in 2006 (which term may be renewed); and (d) Lior Haramaty, Douglas Dunn and Michal Even-Chen - at the annual shareholders meeting in 2007 (which term may be renewed).

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

Our audit committee is comprised of Douglas Dunn, Yoav Chelouche, Lior Haramaty and Michal Even-Chen. We believe that Mr. Dunn and Mr. Chelouche qualify as audit committee financial experts as such term is defined under the Exchange Act, and that all four directors qualify as independent directors as such term is defined under the Nasdaq Rules. The purpose of the audit committee is to provide assistance to the Board of Directors in fulfilling its legal and fiduciary obligations with respect to matters involving the accounting, auditing, financial reporting and internal control functions of VocalTec and its subsidiaries as well as complying with the legal requirements under Israeli law and the Sarbanes-Oxley Act of 2002. The following are examples of functions within the authority of the audit committee:

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

    o To maintain and facilitate communication between our Board of Directors and our financial management and auditors.

Our audit committee convenes at least once per quarter to review the Company's quarterly financial results, and as necessary to resolve issues that are in the scope of responsibility of the committee.

Our compensation committee is comprised of Yoav Chelouche, Douglas Dunn and Elon Ganor and meets several times per year regarding options allocations and general compensation issues relating to our employees.

6D.      Employees

At June 30, 2005, we employed 93 full time employees and 8 part-time employees, of which 43 were employed in research and development (compared with 51 in 2003 and 48 in 2002), 42 were employed in sales and marketing (compared with 69 in 2003 and 65 in 2002), 12 were employed in general and administrative (compared with 22 in 2003 and 24 in 2002), and 4 were employed in operations. Of these employees, 86 were based in our facilities in Israel, 6 in the United States, 4 in Asia Pacific and 5 in Europe.

We believe that our relations with our employees are good. Neither our employees nor we are parties to any collective bargaining agreements, except for provisions of such agreements that are applicable to the industry by virtue of extension orders issued under applicable Israeli laws.

6E.      Share ownership

As of June 15, 2005 each of the individuals listed in Item 6A beneficially owned less than one (1%) percent of our ordinary shares, and each such person's individual share ownership has not been previously disclosed to shareholders or otherwise made public, with the exception of Lior Haramaty who owns 425,000 shares and 115,000 options, and of Elon Ganor and Ami Tal who beneficially own the 860,054 shares held by LaCresta International Trading Inc., as well as 7,500 shares and 340,000 options held by Elon Ganor and 138,000 options held by Ami Tal.

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

The exercise price per share is usually granted at the approximate fair market value of the shares on the date of grant, as determined by the closing price for our ordinary shares as reported by Nasdaq on the date of grant for incentive stock options.

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

ITEM 7.     MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7A.      Major Shareholders

The following table sets forth, as of June 15, 2005, the number of our ordinary shares, which constitute our only voting securities, beneficially owned by (i) all shareholders known to us to own more than five percent (5%) of our outstanding ordinary shares, and (ii) all of our directors and executive officers as a group.

                                             Ordinary Shares Beneficially Owned
                                             ----------------------------------

Name and Address                              Number             Percent
----------------                              ------             -------

-------------------------------------------------------------------------------
Deutsche Telekom A.G.
Friedrich-Ebert-Allee 140                    2,300,000            15.25%
D-53113 Bonn, Germany
-------------------------------------------------------------------------------
LaCresta International Trading Inc. (1)
c/o L.C.I.T. S.A Dufourstrasse 131           1,345,554            8.92%
P.O.B. 219 Zurich 8034, Switzerland
-------------------------------------------------------------------------------
Officers and directors as a group (2)        2,300,661            15.25%
(8 persons)
-------------------------------------------------------------------------------

(1) Dr. Elon Ganor, who is VocalTec's Chairman of the Board and Chief Executive Officer, and Ami Tal, who is a director, each owns 50% of the outstanding voting shares of LaCresta. Dr. Ganor and Mr. Tal are brothers-in-law.

     Includes, in addition to the ordinary shares held of record by LaCresta,
     (i) 340,000 options for ordinary shares held by Dr. Ganor that are exercisable within 60 days of the date stated above, (ii) 138,000 options for ordinary shares held by Mr. Tal that are exercisable within 60 days of the date stated above, and (iii) 7,500 shares held by Dr. Ganor.

(2) Includes (i) 1,008,107 ordinary shares for which options granted to officers and directors of our Company are exercisable within 60 days of the date stated above, (ii) 860,054 ordinary shares held by LaCresta, which may be deemed to be beneficially owned by Dr. Ganor and Mr. Tal,
     (iii) 7,500 shares held by Dr. Ganor; and (iv) 425,000 ordinary shares held by Mr. Lior Haramaty. Does not include 391,093 ordinary shares for which options granted to officers and directors of our company are outstanding but are not currently or within 60 days exercisable.

In March 2004, we completed a private placement of equity securities to institutional investors of 2.4 million of our ordinary shares. We received approximately $9.1 million, net of underwriting and other expenses, which will be used for working capital and general corporate purposes. As a result, our major shareholders were diluted. Our major shareholders do not have different voting rights from each other or other shareholders.

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

7B.      Related Party Transactions

     We have been generating sales of our products and related services to Deutsche Telekom's T-Systems subsidiary. During the year 2004, such sales (consisting mostly of services) accounted for approximately 31% of our sales. Deutsche Telekom is a major shareholder of the Company.

7C.      Interests of Experts and Counsel

Not applicable.


ITEM 8.     FINANCIAL INFORMATION

8A.        Consolidated Statements and Other Financial Information

Our consolidated financial statements are set forth in Item 18 of this document.

Export sales

Export sales in 2004 were $5.5 million or 100% of sales compared with export sales in 2003 which were $18.6 million or almost 100% of sales, and with $15.5 million or 99% of sales in 2002.

Legal Proceedings

From time to time, we are involved in various routine legal proceedings incidental to the ordinary course of our business. We do not believe that the outcome of these pending legal proceedings will have a material adverse effect on our business or consolidated financial condition.

Dividends

We have never declared or paid cash dividends on the ordinary shares. We intend to retain our earnings for future growth and therefore do not anticipate paying any cash dividends in the foreseeable future.

8B.        Significant Changes

Except as disclosed elsewhere in this annual report, there have been no other significant changes since December 31, 2004.


ITEM 9.     THE OFFER AND LISTING

9A.      Offer and Listing Details

Through May 31, 2005, for the periods indicated, the high and low reported trading prices of our ordinary shares as reported by Nasdaq were as follows:

                                 High              Low
                                -----             -----
2000                            53.25              3.50
2001                             8.12              0.60
2002                             3.02              0.26
2003                             7.60              0.47
2004                             6.90              1.06

2003
First quarter                    0.77              0.47
Second quarter                   4.45              0.59
Third quarter                    7.60              2.81
Fourth quarter                   6.40              2.50

2004
First quarter                    6.90              3.19
Second quarter                   4.20              1.90
Third quarter                    2.27              1.07
Fourth quarter                   1.77              1.06

2005
First Quarter                    1.90              1.06

December 2004                    1.77              1.26
January 2005                     1.49              1.22
February 2005                    1.90              1.25
March 2005                       1.33              1.06
April 2005                       1.10              0.64
May 2005                         0.89              0.69

As of June 15, 2005, 15,086,523 of our ordinary shares were issued and outstanding. At such date, the last reported sale price of the ordinary shares was $0.91 per share, and the ordinary shares were held by 119 record holders. Of those 119 record holders, 98 are shown on our records as having United States addresses. The number of record holders in the United States is not representative of the number of beneficial holders nor is it representative of where such beneficial holders are resident since many of these ordinary shares were held of record by brokers or other nominees. As of March 31, 2005 we believe approximately 79% of our outstanding ordinary shares were held in the United States.

9B.      Plan of distribution

Not applicable.

9C.      Markets

Our ordinary shares were initially quoted on the Nasdaq National Stock Market, Inc. on February 7, 1996 under the symbol "VOCLF," which was changed to "VOCL" on April 20, 1999. Our ordinary shares have also been quoted on the Easdaq Stock Market since October 17, 2000, under the symbol "VOCL". In December 2002, we transferred to the Nasdaq SmallCap Market, in July 2003 we transferred back to the Nasdaq National Market and in April 2005, we transferred back to the Nasdaq SmallCap Market, where our shares continue to be listed under the trading symbol VOCL. We transferred back to the Nasdaq SmallCap Market in April 2005 because we no longer satisfied the minimum stockholders' equity continued listing requirement of the Nasdaq National Market.

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

Our articles provide that directors are elected by an ordinary resolution of a general meeting of our shareholders. Our ordinary shares do not have cumulative voting rights in the election of directors. Accordingly, the holders of ordinary shares representing more than 50% of the voting power in our company have the power to elect all directors. However, our board of directors is divided into three classes: (a) one class to hold office until our annual meeting of shareholders to be held in 2005, (b) another class to hold office until our annual meeting of shareholders to be held in 2006 and (c) a third class to hold office until our annual meeting of shareholders to be held in 2007.

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

A shareholder has the general duty to refrain from depriving other shareholders of their rights. Any controlling shareholder, any shareholder that knows that it possesses the power to determine the outcome of a shareholder vote and any shareholder that, under the provisions of the articles of associations, has the power to appoint an office holder in the company, is under a duty to act in fairness towards the company. The Companies Law does not describe the substance of this duty (except by providing that the remedies generally available upon a breach of contract will be available also in the event of a breach of the duty to act with fairness) and such substance has not yet been adjudicated by Israeli courts.

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

Mergers and Acquisitions; Anti-takeover provision

The Companies Law includes provisions allowing corporate mergers. These provisions require that the board of directors of each company that is party to the merger approve the transaction. In addition, the shareholders of each company must approve the merger by a vote of the majority of the company's shares, present and voting on the proposed merger at a shareholders' meeting. In determining whether the requisite majority has approved the merger, shares held by the other party to the merger or any person holding at least 25% of such other party are excluded from the vote. Notwithstanding the foregoing, a merger is not subject to shareholders approval if (i) the target company is a wholly-owned subsidiary of the acquiring company and (ii) the acquiring company is issuing to the shareholders of the target company up to 20% of its share capital and no person will become, as a result of the merger, a control person, subject to certain limitation relating to the counting of the votes, at a meeting of the shareholders of a company that is a party to the merger, of any entity or person that is either the other party to the merger or a control person thereof.

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

A merger may not be completed unless at least 30 days have passed from the date of the shareholders' resolution of each constituent and at least 50 days have passed from the time that requests for the approval of the merger were filed with the Israeli registrar of companies. This request may be filed once a shareholder meeting has been called to approve the merger.

The Companies Law also provides that the acquisition of shares in a public company on the open market must be made by means of a tender offer if, as a result of the acquisition, the purchaser would become a 25% shareholder of the company. The rule does not apply if there already is another 25% shareholder of the company. Similarly, the law provides that an acquisition of shares in a public company must be made by means of a tender offer if, as a result of the acquisition, the purchaser would become a 45% shareholder of the company, unless there already is a 45% shareholder of the company. These rules do not apply if the acquisition is made by way of a merger as opposed to a tender offer.

If, following any acquisition of shares, the purchaser would hold 90% of more of the shares of the company, such acquisition must be made by means of a tender offer for all of the target company's shares. An acquirer who wishes to eliminate all minority shareholders must do so by means of a tender offer and acquire 95% of all shares not held by or for the benefit of the acquirer prior to the acquisition. However, in the event that the tender offer to acquire that 95% is not successful, the acquirer may not acquire tendered shares if by doing so the acquirer would own more than 90% of the shares of the target company.

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

Directors are classified into three classes. Each class has a nearly equal number of directors, as determined by the Board of Directors. The terms for these classes of directors will expire at the annual shareholder meetings of 2005, 2006 and 2007. At each shareholder meeting, the successors of each class of directors whose terms expire are elected to hold office for a term expiring at the annual shareholders meeting held in the third year following the year of their election. The classified board structure may not be amended without the approval of the greater of (i) holders of not less than 75% of the voting power represented at a meeting in person or by proxy and voting thereon, or (ii) holders of a majority of the outstanding voting power of all shares of the Company.

External Directors

We are subject to the provisions of the Companies Law. Under the Companies Law, companies incorporated under the laws of the State of Israel whose shares have been offered to the public in or outside of Israel are required to appoint two external directors. Upon promulgation of regulations under the Companies Law setting out the conditions and criteria for a director qualifying as having a "financial and accounting specialty" and a "professional qualification", at least one of the external directors should have a "financial and accounting specialty" and the other external directors should have a "professional qualification". The board of directors should determine the minimum number of directors having financial and accounting specialty, in addition to the external directors, within 90 days of promulgation of the foregoing regulations. The Companies Law provides that a person may not be appointed as an external director if the person or the person's relative, partner, employer or any entity under the person's control, has, as of the date of the person's appointment to serve as external director, or had, during the two years preceding that date, any affiliation with the company, any entity controlling the company or any entity controlled by the company or by the controlling entity of the company. The term affiliation includes:

    o    an employment relationship;

    o    a business or professional relationship maintained on a regular basis;

    o    control; and

    o service as an office holder (other than as a director that has been appointed as an external director of a company that is intending to consummate its initial public offer).

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

The initial term of an external director is three years and may be extended for three additional years. External directors may be removed only by the same percentage of shareholders as is required for their election, or by a court, and then only if the external directors cease to meet the statutory qualifications for their appointment or if they violate their duty of loyalty to the company. Each committee of a company's board of directors that has the power to exercise discretion of the board is required to include at least one external director, and all external directors have to be members of the company's audit committee. If at the time of appointment of an external director all of the members of the board of directors are of one gender, the appointed external director must be of the other gender.

Independent Directors

We are subject to the rules of the Nasdaq applicable to listed companies. Under the Nasdaq rules, we are required to appoint a minimum of three independent directors. The independence standard under the Nasdaq rules excludes current employees, former employees of a company or of any of its affiliates for a period of three years after cessation of employment, as well as any immediate family member of an executive officer of a company or of any of its affiliates. Four of our current directors meet the independence standard of the Nasdaq rules.

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

An audit committee may not approve an action or a transaction with an office holder or a controlling shareholder or an entity in which they have a personal interest unless at the time of approval the two external directors are serving as members of the audit committee. In addition, at least one of the external directors must be present at the meeting in which an approval was granted. We appointed the external directors elected under the Companies Law to our audit committee. Our current audit committee consists of Yoav Chelouche, Douglas Dunn, Lior Haramaty and Michal Even-Chen.

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

Exculpation, Insurance and Indemnification of Directors and Officers

Under the Companies Law, an Israeli company may not exempt an office holder from liability with respect to a breach of his duty of loyalty, but may exempt in advance an office holder from his liability to the company, in whole or in part, with respect to a breach of his duty of care (other than with respect to a breach of duty of care with respect to the distribution of a dividend or redemption of the company's securities). Under the Companies Law, a company may not indemnify an office holder, nor enter into an insurance contract that would provide coverage for any monetary liability incurred as a result of any of the following:

    o a breach by the office holder of his duty of loyalty, unless the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;

    o a breach by the office holder of his duty of care, if such breach was done intentionally or in disregard of the circumstances of the breach or its consequences;

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

Certain Listing Requirements of Nasdaq

We are not in compliance with Nasdaq Marketplace Rules 4350(c)(4)(B) (requiring companies to adopt a formal written charter or board resolution addressing the company's nominations process) and 4350(c)(2) (Regularly scheduled meetings of the company's independent directors). Under Israeli law, the nominations process is conducted by the full board of directors. Similarly, under Israeli law all matters that are subject to the approval of a company's board of directors are discussed by the full board of directors. In addition, we do not intend to comply (if and when the events underlying such rule become relevant) with the Nasdaq listing requirement of shareholder approval for the establishment of and amendments to stock option or purchase plans (Rule 4350(i)(A)), which matter is not subject to shareholder approval under Israeli law and practice.

10C.     Material Contracts not in the Ordinary Course of Business

In March 2004, we entered into a securities purchase agreement with institutional investors pursuant to which we issued to such investors an aggregate of 2.4 million of our ordinary shares. As consideration for such shares, we received approximately $9.1 million, net of underwriting and other expenses. We also issued to the investors warrants to purchase up to 1.2 million of our ordinary shares, at an exercise price of $4.75 per ordinary share, which warrants are exercisable for 4.5 years, beginning on September 12, 2004. Pursuant to the terms of the securities purchase agreement, we agreed to file with the Securities and Exchange Commission, within 30 days following the consummation of the transactions contemplated by the securities purchase agreement, a registration statement covering the resale of the ordinary shares issued and the ordinary shares underlying the warrants. The securities purchase agreement includes customary representations and warranties made by us (among other things, with respect to our and our subsidiaries' business and the issuance of the shares and the warrants) and by the investors (among other things, with respect to their status as "accredited investors") and other provisions, including with respect to confidentiality, restrictions on the transfer of the shares and warrants and indemnification.

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

10E.     Taxation and Government Programs

The following is a summary of the current tax structure, which is applicable to companies in Israel, with special reference to its effect on us and our group companies. The following also contains a discussion of material Israeli and U.S. tax consequences to our shareholders and government programs from which we and some of our group companies benefit. The following also contains a discussion of certain Israeli and U.S. tax consequences to persons purchasing our ordinary shares. To the extent that the discussion is based on new tax legislation, which has yet to be subject to judicial or administrative interpretation, there can be no assurance that the views expressed in the discussion will accord with any such interpretation in the future. The discussion is not intended and should not be construed as legal or professional tax advice and is not exhaustive of all possible tax considerations. In July 2002, the Israeli Parliament approved a law enacting extensive changes to Israel's tax law (the "Tax Reform Legislation") generally effective January 1, 2003. Among the key provisions of the Tax Reform Legislation are (i) changes which may result in the imposition of taxes on dividends received by an Israeli company from its foreign subsidiaries; and (ii) the introduction of the "controlled foreign corporation" concept according to which an Israeli company may become subject to Israeli taxes on certain income of a non-Israeli subsidiary if the subsidiary's primary source of income is passive income (such as interest, dividends, royalties, rental income or capital gains). An Israeli company that is subject to Israeli taxes on the income of its non-Israeli subsidiaries will receive a credit for income taxes paid/withheld or that will be paid/withheld by the subsidiary in its country of residence, according to the terms and conditions determined in the Israeli Tax Ordinance.

The following summary is included herein as general information only and is not intended as a substitute for careful tax planning. Accordingly, each investor should consult his or her own tax advisor as to the particular tax consequences to such investor of the purchase, ownership or sale of an ordinary share, including the effect of applicable state, local, foreign or other tax laws and possible changes in tax laws.

Israel Corporate Tax Considerations

General Corporate Tax Structure

The regular rate of corporate tax, which Israeli companies were subject to in 2004, was 35% (such tax rate has been reduced for 2005 to 34% and is scheduled to be reduced to 32% in 2006 and 30% in 2007). However, the effective rate of tax payable by a company (such as ours) which derives income from an "Approved Enterprise" (as further discussed below) may be considerably lower.

Law for the Encouragement of Capital Investments, 1959

General. Certain of our production and development facilities have been granted approved enterprise status pursuant to the Law for the Encouragement of Capital Investments, 1959 (the "Investment Law"). The Investment Law provides that a capital investment in eligible facilities may, upon application to the Investment Center of the Ministry of Industry and Trade of the State of Israel, or the Investment Center, be designated as an Approved Enterprise. Each certificate of approval for an Approved Enterprise relates to a specific investment program delineated both by its financial scope, including its capital sources, and by its physical characteristics, e.g., the equipment to be purchased and utilized pursuant to the program. The tax benefits derived from any such certificate of approval relate only to taxable income attributable to the specific Approved Enterprise.

Subject to certain provisions concerning income and subject to the Alternative Benefits (see below), any distributed dividends are deemed attributable to the entire enterprise, and the effective tax rate and the effective withholding tax rates represent the weighted combination of the various applicable tax rates.

Tax Benefits. Taxable income of a company derived from an Approved Enterprise is subject to company tax at the rate of up to 25% (rather than the tax rates referred to under "General Corporate Tax Structure" above) for a certain period of time. The benefit period is a period of seven years commencing in the year in which the Approved Enterprise first generates taxable income. The benefits may be shorter as it is limited to 12 years from the commencement of production of the Approved Enterprise or 14 years from the date of approval, whichever is earlier. Under certain circumstances (as further detailed below), the benefit period may extend to a maximum of ten years from the commencement of the benefit period. A company which operates under more than one approval or that has capital investments which are only partly approved (such a company being designated as a Mixed Enterprise), may have an effective company tax rate that is the result of a weighted combination of the various applicable rates.

A company owning an approved enterprise which was approved after April 1, 1986 may elect to forego the entitlement to grants or state guarantees and apply for an alternative package of tax benefits. These benefits provide that undistributed income from the approved enterprise is fully tax exempt from corporate tax for a defined period, which ranges between two and ten years from the first year of taxable income, subject to the limitations described above, depending principally upon the geographic location within Israel and the type of the approved enterprise. Upon expiration of such period, the approved enterprise is eligible for a beneficial tax rate (25% or lower in the case of an FIC, as described below), for the remainder of the otherwise applicable period of benefits, as described above.

Should the percentage of share capital of the companies having Approved Enterprises held by foreign shareholders exceed 25%, future Approved Enterprises of such companies would qualify for reduced tax rates for an additional three years, after the seven years mentioned above.


The company tax rate applicable to income earned from Approved Enterprise programs (currently, for programs on which an application for an approved enterprise status was submitted before December 31, 2004) in the benefit period by a company meeting these qualifications is as follows:

    % of Foreign Ownership                                         Tax Rate
    -----------------------------------------------------------    --------
    Over 25% but less than 49%.................................       25%
    49% or more but less than 74%..............................       20%
    74% or more but less than 90%..............................       15%
    90% or more................................................       10%

Entitlement to these benefits is subject to the final ratification of the Investment Center, and is conditioned upon fulfillment of all terms of the approved program. However, there can be no assurance that our group companies which enjoy Approved Enterprise benefits will obtain approval for additional Approved Enterprises, or that the provisions of the Investment Law will not change with respect to future approvals, or that the above-mentioned shareholding portion will be reached for each subsequent year. In the event of our failure to comply with these conditions, the tax and other benefits could be canceled, in whole or in part, and we might be required to refund the amount of the canceled benefits, together with the addition of CPI linkage difference and interest. We believe that our Approved Enterprise substantially complies with all such conditions at present, but there can be no assurance that it will continue to do so.
The undistributed income derived from each of our approved enterprise programs is tax-exempt for a two year period beginning with the first year in which it generates otherwise taxable income and is subject to a reduced tax rate for the remainder of the benefit period.

A company that pays a dividend out of income derived from the Approved Enterprise(s) during the tax exemption period will be subject to deferred company tax in respect of the amount distributed (including the recipient's tax thereon) at the rate which would have been applicable had such company not elected the Alternative Package. This rate is generally 10% to 25%, depending on the extent to which non-Israeli shareholders hold such company's shares.

The dividend recipient is taxed at the reduced rate applicable to dividends from Approved Enterprises (generally 15% as compared to 25% for individuals or an exemption for companies), if the dividend is distributed during the tax benefit period or within 12 years after this period. However, the limitation does not apply if the company qualifies as a foreign investors' company. This tax must be withheld by such company at source, regardless of whether the dividend is converted into foreign currency.

Subject to certain provisions concerning income subject to Mixed Enterprises, all dividends are considered to be attributable to the entire enterprise and the effective tax rate on the dividend is the result of a weighted combination of the various applicable tax rates. However, such company is not obliged to distribute exempt retained profits under the Alternative Package, and such company may generally decide from which year's profits to declare dividends.

Each application to the Investment Center is reviewed separately, and a decision as to whether or not to approve such application is based, among other things, on the then prevailing criteria set forth in the Investment Law, on the specific objectives of the applicant company set forth in such application and on certain financial criteria of the applicant company. Accordingly, there can be no assurance that any such application by any of our group companies will be approved. In addition, the benefits available to an Approved Enterprise are conditional upon the fulfillment of certain conditions stipulated in the Investment Law and its regulations and the criteria set forth in the certificate of approval, as described above. In the event that these conditions are violated, in whole or in part, a company with an Approved Enterprise would be required to refund the amount of tax benefits, with the addition of the Israeli consumer price index linkage differences and interest.

A company which qualifies as a foreign investment company (FIC) is a company, like us, in which more than 25% of the share capital (in terms of shares, rights to profit, voting and appointment of directors) and of the combined share and loan capital is owned, directly or indirectly, by non-residents of Israel and is therefore entitled to further tax benefits relating to its approved enterprises. Such a company will be eligible for an extension of the period of tax benefits for its approved enterprises (up to ten years) and further tax benefits, should the level of foreign ownership in it increase above 49%.

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

Where withholding tax is paid by our company to the country of residence of the purchaser/licensee, such tax would generally be creditable by our company for Israeli income tax purposes, pursuant to any relevant income tax treaty and under Israeli law against income derived from the same source. However, where we do not have taxable income for Israeli tax purposes because of the application of a tax exemption available to an Approved Enterprise or because of losses for tax purposes, we would have no Israeli tax liability against which to credit the foreign tax withheld and paid by us. Furthermore, under Israeli law, we cannot carry forward such unused credit to future tax years.

From time to time, the Government of Israel has discussed reducing the benefits available to companies under the Investment Law and currently such proposal is pending. The termination or substantial reduction of any of the benefits available under the Investment Law could have a material adverse effect on future investments by our company in Israel.

Notwithstanding the foregoing, on March 29, 2005, the Israeli Parliament passed an amendment to the Investment Law, which revamps the Israeli tax incentives for future industrial and hotel investments (the "2005 amendment"). A tax "holiday" package can now be elected for up to 15 years for a "Privileged Enterprise" as defined in the 2005 amendment, if certain conditions are met, without needing to obtain approval. The extent of the tax benefits available depends upon the level of foreign investment.

The 2005 amendment became effective on April 1, 2005. Taxpayers may, under certain conditions, claim Privileged Enterprise status for new and expanded enterprises with respect to 2004 or subsequent years, unless the Investment Center granted such taxpayer Approved Enterprise status prior to December 31, 2004.

Subject to certain conditions, various alternative tax-only benefit packages can now be elected with respect to investments in a "Privileged Enterprise", without prior approval. Companies in industry or tourism in Israel may elect between:

    o Tax "holiday" package - for a "Privileged Enterprise": a tax exemption applies to undistributed profits for 2 to 15 years depending on geographical location of the "Privileged Enterprise" and the level of foreign ownership. Company tax rates of between 10% and 25% apply to distributed exempt profits or profits derived subsequent to the exempt period. The total period of tax benefits is 7 to 15 years, or

    o Grant / Reduced tax package - for an "Approved Enterprise": Fixed asset grants of between 20% and 32% for enterprises in a development area and reduced company tax rates between 0% and 25% for 7 to 15 years.

Dividend withholding tax also applies at a rate of 4% or 15% depending on the package selected.

Grants under the Law for the Encouragement of Industrial Research and Development, 1984

Israeli tax laws have allowed, under certain conditions, a tax deduction for expenditures (including capital expenditures) in scientific research and development projects, if the expenditures are approved or funded by the Israeli Government and the research and development is for the promotion of the enterprise and is carried out by or on behalf of the company seeking such deduction. Expenditures not approved as above or funded are deductible in equal portions over a three-year period.

Under the law for the Encouragement of Industrial Research and Development, 1984 (the "Research Law"), research and development programs that meet specified criteria and are approved by a committee of the Chief Scientist, are eligible for grants of up to 50% of the program's expenses. Under the provisions of Israeli law in effect until 1996, royalties of 2%-3% of the revenues derived in connection with products developed according to, or as a result of, a research and development program funded by the Chief Scientist had to be paid to the State of Israel. Pursuant to an amendment effected in 1996 effective with respect to Chief Scientist programs funded in or after 1994, royalties at the rate of 3% during the first three years, 4% over the following three years and 5% in or after the seventh year of the revenues derived in connection with products developed according to such programs are payable to the State of Israel. The maximum aggregate royalties will not exceed 100% (or, for funding prior to 1994, 100%-150%) of the dollar-linked value of the total grants received. Pursuant to an amendment effected in 2000, effective with respect to Chief Scientist programs funded in or after 2000, the royalty rates described above were updated to 3% during the first three years and 3.5% in or after the fourth year, of the revenues derived in connection with products developed under such programs. Pursuant to an amendment effected on January 1, 1999, effective with respect to Chief Scientist programs approved in or after 1999, funds received from the Chief Scientist shall bear annual interest at a rate equal to LIBOR for twelve months.

Generally, the Research Law requires that the manufacturing of any product developed through research and development funded by the Israeli Government shall be in Israel. It also provides that know-how from the research and development that is used to produce the product may not be transferred to third parties without the approval of a research committee of the Chief Scientist. Such approval is not required for the export of any products resulting from such research and development.

However, under the Regulations, in the event that any portion of the manufacturing is not performed in Israel, if approved by the Chief Scientist, we would be required to pay an increased royalty at the rates of 120%, 150% or 300% of the grant if the manufacturing portion that is performed outside of Israel is less than 50%, between 50% and 90% and more than 90%, respectively.

In 2002, the Research Law was amended to, among other things, enable companies applying for grants from the Chief Scientist to seek prior approval for conducting manufacturing activities outside of Israel without being subject to increased royalties. However, this amendment will not apply to any of our existing grants. In addition, the amendment provides that one of the factors to be taken into consideration by the Chief Scientist in deciding whether to approve a grant application is the percentage of the manufacturing of the relevant product that will be conducted outside of Israel. Accordingly, should we seek additional grants from the Chief Scientist in connection with which we also seek prior approval for manufacturing products outside of Israel, we may not receive such grant or may receive a grant in an amount that is less than the amount we sought.

Law for the Encouragement of Industry (Taxes), 1969

Pursuant to the Law for the Encouragement of Industry (Taxes), 1969, a company qualifies as an "Industrial Company" if it is a resident of Israel and at least 90% of its gross income in any tax year (exclusive of income from certain defense loans, capital gains, interest and dividends) is derived from an "industrial enterprise" it owns. An "industrial enterprise" is defined as an enterprise whose major activity, in a given tax year, is industrial manufacturing.

We believe that we currently qualify as an Industrial Company. Accordingly, we are entitled to certain tax benefits, including a deduction of 12.5% per annum on the purchase of patents or certain other intangible property rights (other than goodwill) used for the development or promotion of the industrial enterprise over a period of eight years beginning with the year in which such rights were first used.

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

In addition, Industrial Companies may (i) amortize the cost of purchased know-how and patents over an eight-year period for tax purposes, (ii) elect to file consolidated tax returns with additional related Israeli Industrial Companies and (iii) deduct expenses related to public offerings in equal amounts over three-years.

Eligibility for benefits under the Encouragement of Industry Law is not contingent upon the approval of any governmental authority. No assurance can be given that we will continue to qualify as an Industrial Company, or will avail ourselves of any benefits under this law in the future or that Industrial Companies will continue to enjoy such tax benefits in the future.

Employee Stock Options

Effective from January 1, 2003, the Tax Reform Legislation enables a company to grant options through one of three tax tracks:

(a) the income tax track through a trustee pursuant to which the optionee pays income tax rate (according to the marginal tax rate of the optionee- up to 49% tax) plus payments to the National Insurance Institute and health tax on the profit gained upon the earlier to occur of the transfer of the options or the underlying shares from the trustee to the optionee or the sale of the options or the underlying shares by the trustee, and the company may recognize expenses pertaining to the options for tax purposes. The options (or upon their exercise, the underlying shares), must be held by a trustee for a period of 12 months commencing from the end of the year in which the options were granted; or

(b) the capital gains tax track through a trustee pursuant to which the optionee pays capital gains tax at a rate of 25% on the profit upon, the earlier to occur of the transfer of the options or the underlying shares from the trustee to the optionee or the sale of the options or the underlying shares by the trustee (in this track the optionee is not required to make payments to the National Insurance Institute and health tax) and the Company may not recognize expenses pertaining to the options for tax purposes. The options (or upon their exercise, the underlying shares), must be held by a trustee for a period of 24 months commencing from the end of the year in which the options were granted; or

(c) the income tax track without a trustee pursuant to which the optionee pays income tax rate (according to the marginal tax rate of the optionee up to 49% tax) plus payments to the National Insurance Institute and health tax on the profit upon the sale of the underlying shares, and the company may not recognize expenses pertaining to the options for tax purposes.

In accordance with the provisions of the Tax Reform Legislation, if a company has selected the capital gains track, the company must continue granting options under the selected capital gains track until the end of the year following the year in which the first grant of options under that trustee track will be made. Notwithstanding the above, the company may at any time also grant options under the provisions of the income tax track without a trustee.

The above rules apply only to employees, including officer holders but excluding controlling shareholders.

Taxation Under Inflationary Conditions

The Income Tax Law (Inflationary Adjustments), 1985 ("Inflationary Adjustments Law") is intended to neutralize the erosion of capital investments in business and to prevent tax benefits resulting from deduction of inflationary interest expenses. This law applies a supplementary set of inflationary adjustments to the normal taxable profits computed under regular historical cost principles.


Under the Inflationary Adjustments Law, results for tax purposes are measured in real terms, in accordance with the changes in the consumer price index. In addition, subject to certain limitations, depreciation of fixed assets and losses carried forward are adjusted for inflation on the basis of changes in the consumer price index.

The salient features of the Inflationary Adjustments Law can be described generally as follows:

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

Subject to certain limitations, depreciation deductions on fixed assets and losses carried forward are adjusted for inflation based on the increase in the consumer price index (from the beginning of the 1982 fiscal year, and as of the 1985 fiscal year, with respect to equipment); and gains on the sale of certain traded securities are taxable. However, dealers in securities are subject to the regular tax rules applicable to business income in Israel.

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

Taxation of our shareholders

Capital Gains and Income Taxes; Estate and Gift Tax

Israeli law imposes a capital gains tax on the sale of capital assets. The law distinguishes between the Real Gain and the Inflationary Surplus. The Real Gain is the excess of the total capital gain over the Inflationary Surplus, computed on the basis of the increase of the consumer price index between the date of purchase and date of sale. The Inflationary Surplus accumulated until December 31, 1993 is taxed at a rate of 10% for residents of Israel (reduced to no tax for non-residents if calculated according to the exchange rate of the foreign currency lawfully invested in shares of an Israeli resident company, instead of the consumer price index). Inflationary Surplus accumulated from and after December 31, 1993 is exempt from any capital gains tax, while the Real Gain is added to ordinary income, which effective until December 31 2002 is taxed at the marginal rate of up to 49% for individuals and 35% for corporations (in
2004).

Until January 1, 2003, (the "Effective Date") the basic capital gains tax rate applicable to corporations was 36% and the capital gains tax rate for individuals was based on the individual's tax bracket up to 50%. For 2004, the basic capital gains tax rate applicable to corporations was 35%. Since the Effective Date the real capital gains tax rate for both individuals and corporations is 25%. . Specific tax rates apply to sales of publicly traded securities as described below. These tax rates are subject to the provisions of any applicable bilateral double taxation treaty. The treaty concerning double taxation between the United States and Israel (the "Treaty") is discussed below.

Under current law, effective on the Effective Date so long as our ordinary shares are listed on a stock exchange the sale of these shares is subject to 15% tax in case the shares were purchased after December 31, 2002, and in case the shares were purchased before that date the sale will be subject to a blended tax in which the portion of the gain accrued until December 31, 2002 will be exempt from Israeli capital gains tax and the portion of the real gain accrued from the Effective Date until the date of sale will be subject to 15% tax. The taxable real gain will be based on the difference between the adjusted average value of the shares during the last three trading days before the Effective Date (or the adjusted original cost if it is higher than the adjusted average value) and the value of the shares at the date of sale. In the event the above mentioned calculation creates a loss, such loss can only be offset against a capital gain from other traded securities according to the provisions of the Israeli law. The amount of the loss is limited to the difference between the adjusted average value and the value of the shares at the date of sale.

However, as of the Effective Date non-residents of Israel will be exempt from capital gains tax in relation to the sale of our ordinary shares for so long as
(a) our ordinary shares are listed for trading on a stock exchange outside of Israel, (b) the capital gains are not accrued or derived by the non-resident shareholder's permanent enterprise in Israel, (c) the ordinary shares in relation to which the capital gains are accrued or derived were acquired by the non-resident shareholder after the initial listing of the ordinary shares on a stock exchange outside of Israel and (d) neither the shareholder nor the particular capital gain is otherwise subject to certain sections of the Israeli Income Tax Ordinance. In addition, under the Treaty, a holder of ordinary shares who is a United States resident will be exempt from Israeli capital gains tax on the sale, exchange or other disposition of such ordinary shares unless the holder owns, directly or indirectly, 10% or more of our voting power during the 12 months preceding such sale, exchange or other disposition.

Individuals who are non-residents of Israel are subject to a graduated income tax on income accrued or derived from sources in Israel. On the distribution of dividends other than stock dividends, income tax at the rate of 25% (15% in the case of dividends distributed from the taxable income attributable to an Approved Enterprise) is withheld at source, unless a different rate is provided in a treaty between Israel and the shareholder's country of residence. In the U.S., if the dividend recipient holds 10% of our voting stock for a certain period prior to the declaration and payment of the dividend, we are only required to withhold income tax at a 12.5% rate. A non-resident of Israel who has interest, dividend or royalty income derived from or accrued in Israel, from which tax was withheld at source, is generally exempt from the duty to file tax returns in Israel in respect of such income, provided such income was not derived from a business conducted in Israel by the taxpayer.

Israel presently has no estate or gift tax.

U.S.-Israel Tax Treaty

Pursuant to the Convention Between the Government of the United States of America and the Government of Israel with Respect to Taxes on Income (referred to as the U.S.-Israel Tax Treaty), the sale, exchange or disposition of ordinary shares by a person who qualifies as a resident of the United States within the meaning of the U.S.-Israel Tax Treaty and who is entitled to claim the benefits afforded to such resident by the U.S.-Israel Tax Treaty (called a Treaty U.S. Resident) will not be subject to Israeli capital gains tax unless
(a) such Treaty U.S. Resident is an individual and was present in Israel for more than 183 days during the relevant taxable year or (b) such Treaty U.S. Resident holds, directly or indirectly, shares representing 10% or more of the voting power of a company during any part of the 12-month period preceding such sale, exchange or disposition. A sale, exchange or disposition of shares by a Treaty U.S. Resident who is an individual and was present in Israel for more than 183 days during the relevant taxable year or who holds, directly or indirectly, shares representing 10% or more of the voting power of a company at any time during such preceding 12-month period would be subject to such Israeli tax, to the extent applicable, unless the aforementioned exemption from capital gain tax for shares listed on the Tel-Aviv Stock Exchange applies; however, in case under the U.S.-Israel Tax Treaty and the Israeli tax law a Treaty U.S. Resident will be subject to capital gain tax in Israel, such Treaty U.S. Resident would be permitted to claim a credit for such taxes against the U.S. income tax imposed with respect to such sale, exchange or disposition, subject to the limitations in U.S. laws applicable to foreign tax credits.

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

Taxation of U.S. Holders

For purposes of this discussion, a "U.S. Holder" means any beneficial owner of our ordinary shares who, for United States federal income tax purposes, is: (i) a citizen or resident of the United States; (ii) a corporation or partnership (or other entity or arrangement treated as a corporation or partnership) organized in or under the laws of the United States or any state thereof or the District of Columbia; (iii) an estate the income of which is subject to United States federal income taxation regardless of source; or (iv) a trust, if a United States court is able to exercise primary supervision over its administration and one or more United States persons have the authority to control all of its substantial decisions or a trust that was in existence on August 10, 1996 and validly elected to continue to be treated as a domestic trust. A "Non-U.S. Holder" is any beneficial owner other than a U.S. Holder. If a partnership or any other entity or arrangement treated as a partnership holds our ordinary shares, the United States federal income tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. If you are a partner in a partnership holding our ordinary shares, you should consult your tax advisor.

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

Passive Foreign Investment Company Status.

Generally a non-United States corporation is treated as a passive foreign investment company ("PFIC") for United States federal income tax purposes if either (i) 75% or more of its gross income (including the pro rata gross income of any company (United States or non-United States) in which such corporation is considered to own 25% or more of the stock by value) for the taxable year is passive income, generally referred to as the "income test," or (ii) 50% or more of the average value of its assets (including the pro rata value of the assets of any company in which such corporation is considered to own 25% or more of the stock by value) during the taxable year, measured at the end of each quarter, produce or are held for the production of passive income in the taxable year, generally referred to as the "asset test".

We do not believe that we should be treated as a PFIC for any tax year through and including the tax year ended December 31, 2004. However, the statutory provisions, legislative history and administrative pronouncements with respect to the principles under which the asset test is to be implemented leave unanswered a number of questions pertaining to the application of the asset test to us. In the absence of regulations, case law or other guidance from the IRS that addresses these questions, there can be no assurance that we are not, and have not been, a PFIC. In view of this uncertainty, U.S. Holders are urged to consult their tax advisors for guidance.

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

In the event that we were deemed to be a PFIC for any taxable year, if a U.S. Holder made a timely and valid QEF election with respect to our ordinary shares:

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

In the event that we were deemed to be a PFIC for any taxable year and a U.S. Holder failed to make a QEF election for the first taxable year that we were a PFIC and such U.S. Holder owned our ordinary shares, the U.S. Holder could obtain treatment similar to that afforded a shareholder who has made a timely QEF election by making a QEF election and a deemed sale election or "purging election" for the same taxable year. If a purging election is made, the U.S. Holder will be treated if it had sold our ordinary shares for their fair market value on the last day of the taxable year and will recognize gain, but not loss, on such deemed sale in accordance with the general PFIC rules, including the interest charge provisions described above. Thereafter, the U.S. Holder's interest will be treated as an interest in a qualified electing fund.

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


ITEM 11.    QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We do not use derivative financial instruments in our investment portfolio to hedge foreign currency or other types of market risks. We place our investments in instruments that meet high credit quality standards. We generally invest cash in time deposit and commercial papers, at a minimum rating of single A2/P2 and auction rate securities rated AAA. We do not expect any material loss with respect to our investment portfolio.

The table below provides information about our investment portfolio. For investment securities, the table presents principal cash flows and related weighted average interest rates by expected maturity dates. Our investment policy requires that all investments mature in two years or less.


Principal (Notional) Amounts by Expected Maturity in U.S. Dollars:

                        Fair Market Value on December 31
               (in thousands, except interest rates and duration)

-------------------------------------------------------------------------------
                                                2003              2004
-------------------------------------------------------------------------------
Total Portfolio                                12,149            7,886
-------------------------------------------------------------------------------
Average Interest Rate                           1.0%              1.8%
-------------------------------------------------------------------------------
Average Duration (Month)                        1.3               0.8
-------------------------------------------------------------------------------
Cash Equivalents (up to three months           12,074            7,886
maturity)
-------------------------------------------------------------------------------
Average Interest Rate                           1.0%              1.8%
-------------------------------------------------------------------------------
Short Term Investments (three-twelve             75                -
months maturity)
-------------------------------------------------------------------------------
Average Interest Rate                           1.0%               -
-------------------------------------------------------------------------------


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


ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

There have been no material changes to or limitations on the rights of the holders of any class of registered shares caused by the changes in the terms of the securities or the issuance or modification of a different class of securities. There has been no material withdrawal or substitution of assets.


ITEM 15.    CONTROLS AND PROCEDURES

15(a)    Evaluation of Disclosure Controls and Procedures

The Company's management, with the participation of the Company's Chief Executive Officer and Chief Financial Officer, have evaluated the effectiveness of the Company's disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of the end of the period covered by this annual report. Based on such evaluation, the Company's Chief Executive Officer and Chief Financial Officer have concluded that, as of the end of such period, the Company's disclosure controls and procedures are effective in recording, processing, summarizing and reporting, on a timely basis, information required to be disclosed by the Company in reports that it files or submits under the Exchange Act.

15(b)    Changes in Internal Controls over Financial Reporting

There have not been any changes in the Company's internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) or in other factors during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

ITEM 16A.   Audit Committee Financial Expert.

The Company's audit committee is comprised of Douglas Dunn, Yoav Chelouche, Lior Haramaty and Michal Even-Chen. We believe that Mr. Dunn and Mr. Chelouche qualify as audit committee financial experts as such term is defined under Exchange Act rules.

ITEM 16B.   Code of Ethics.

We have adopted a written code of ethics that applies to our principal executive officer, principal financial officer, executive vice president global sales, principal controller, treasurer and to persons performing similar functions. A copy of our code of ethics was filed with our annual report on Form 20-F for the year ended December 31, 2003 as Exhibit 9.

We have also adopted written standards of business conduct that apply to all directors, officers and employees. A copy of our written standards of business conduct was filed with our annual report on Form 20-F for the year ended December 31, 2003 as Exhibit 14(a).

ITEM 16C.   Principal Accountant Fees and Services.

Our audit committee pre-approval policies and procedures for audit and non-audit services are referred to in Exhibit 4.1(k) to this annual report.

Our auditors received the following fees for audit and audit-related services in 2003 and 2004 (in thousands of U.S. dollars):


--------------------------------------------------------------------------------
                                       Year Ended December 31,
                     -----------------------------------------------------------
                                 2003                           2004
-------------------- ----------------------------- ----------------------------
Services rendered         Fees       Percentages        Fees       Percentages
-------------------- ------------- --------------- ------------- ---------------
Audit (1)                 66.0           35%            41.7           30%
-------------------- ------------- --------------- ------------- ---------------
Audit-related (2)         20.0           11%             9.5            7%
-------------------- ------------- --------------- ------------- ---------------
Tax (3)                   88.0           47%            66.3           47%
-------------------- ------------- --------------- ------------- ---------------
Other (4)                 14.0            7%            23.2           16%
-------------------- ------------- --------------- ------------- ---------------
Total                    188.0          100%           140.7          100%
--------------------------------------------------------------------------------

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

(4) Other fees relate to consulting services.

All of the services referred to in clauses (2), (3) and (4) above were approved by the Company's audit committee.


ITEM 16D.   Exemptions from the Listing Standards for Audit Committees -

            None.


ITEM 16E.   Purchases of Equity Securities By The Issuer And Affiliated
            Purchaser -

            None.

                                   PART THREE


ITEM 17.    FINANCIAL STATEMENTS

Not applicable.


ITEM 18.    FINANCIAL STATEMENTS

           CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2004

                                    CONTENTS
                                                                        Page
                                                                     ----------

REPORTS OF INDEPENDENT AUDITORS                                         F2-3

CONSOLIDATED FINANCIAL STATEMENTS

  Consolidated Balance Sheets                                            F4

  Consolidated Statements of Operations                                  F5

  Statements of Changes in Shareholders' Equity                          F6

  Consolidated Statements of Cash Flows                                  F7

  Notes to the Consolidated Financial Statements                      F8 - F28


ITEM 19.    EXHIBITS

1. Articles of Association previously filed with the SEC on June 30, 2001 as
Exhibit 1 to the Company's Annual Report on Form 20-F for the year ended December 31, 2000, which are incorporated herein by reference.

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

         (f) Summary of Lease Agreement for Herzliya Business Park, Building D, by and between VocalTec Communications Ltd. and Gemel Tsu'a Lehashka'ot Ltd. (the "Herzliya lease"), dated July 20, 1998, previously filed with the SEC on June 30, 2001 as Exhibit 4.1(e) to the Company's Annual Report on Form 20-F for the year ended December 31, 2000, which is incorporated herein by reference.

         (g) Summary of amendment to the Herzliya lease, entered into on June 19, 2002, previously filed with SEC on May 13, 2003 as
                  Exhibit 4.1(f) to the Company's Annual Report on Form 20-F for the year ended December 31, 2002, which is incorporated herein by reference.

         (h) Summary of amendment to the Herzliya lease, entered into on August 31, 2004.

         (i) Lease Agreement Fort Lee Executive Park, by and between VocalTec Communications Inc. and Executive Park LLC., dated March 7, 2003, previously filed with SEC on May 13, 2003 as
                  Exhibit 4.1(g) to the Company's Annual Report on Form 20-F for the year ended December 31, 2002, which is incorporated herein by reference.

         (j) Form of securities purchase agreement dated March 10, 2004 between the Company and certain institutional investors, previously filed with SEC on April 2, 2004 as Exhibit 4.1(i) to the Company's Annual Report on Form 20-F for the year ended December 31, 2003, which is incorporated herein by reference.

         (k) Form of warrant issued to the investors parties to the securities purchase agreement referred to in clause (j), previously filed with SEC on April 2, 2004 as Exhibit 4.1(j) to the Company's Annual Report on Form 20-F for the year ended December 31, 2003, which is incorporated herein by reference.

         (l) Audit Committee pre-approval policies and procedures for audit and non-audit services, previously filed with SEC on April 2, 2004 as Exhibit 4.1(k) to the Company's Annual Report on Form 20-F for the year ended December 31, 2003, which is incorporated herein by reference.

8.       List of Subsidiaries.

12. Certifications of CEO and CFO of VocalTec Communications Ltd. required by Rule 13a-14(a) (17 CFR 240.13a - 14(a)) or Rule 15d-14(a) (17 CFR
         240.15d - 14(a)).

13. Certifications of CEO and CFO of VocalTec Communications Ltd. required by Rule 13a-14(b) (17 CFR 240.13a - 14(b)) or Rule 15d-14(b) (17 CFR
         240.15d - 14(b)).

14. Consents of Independent Public Accountants and Independent Auditors of VocalTec Communications Ltd.

                                   SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and it has duly caused and authorized the undersigned to sign this annual report on its behalf.

By:                  /s/ Elon Ganor
                     ----------------------------------------
Name:                ELON GANOR
Title:               CHAIRMAN OF THE BOARD OF DIRECTORS
                     AND CHIEF EXECUTIVE OFFICER


By:                  /s/ Hugo Goldman
                     ----------------------------------------
Name:                HUGO GOLDMAN
Title:               CHIEF FINANCIAL OFFICER


VOCALTEC COMMUNICATIONS LTD.

     Date:  June 30, 2005

               VOCALTEC COMMUNICATIONS LTD. AND ITS SUBSIDIARIES

                       CONSOLIDATED FINANCIAL STATEMENTS

                            AS OF DECEMBER 31, 2004

                                IN U.S. DOLLARS


                                     INDEX
                                     -----


                                                                      Page
                                                                  -------------

 Report of Independent Auditors                                       2 - 3

 Consolidated Balance Sheets                                            4

 Consolidated Statements of Operations                                  5

 Statements of Changes in Shareholders' Equity                          6

 Consolidated Statements of Cash Flows                                  7

 Notes to the Consolidated Financial Statements                      8 - 28



                     - - - - - - - - - - - - - - - - - - -

[ERNST & YOUNG GRAPHIC OMITTED]


            REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

                             To the Shareholders of


                          VOCALTEC COMMUNICATIONS LTD.

       We have audited the accompanying consolidated balance sheets of VocalTec Communications Ltd. ("the Company") and its subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for the years then ended. Our audit also included the financial statement schedule listed at Item 8A. These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

       We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

       In our opinion, the consolidated financial statements referred to above, present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2004 and 2003, and the consolidated results of their operations and their cash flows for the years then ended in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

       The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As more fully described in Note 1b to the accompanying consolidated financial statements, the Company has incurred recurring net losses and negative cash flows from operations. These conditions raise substantial doubt as to the Company's ability to continue as a going concern. The financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.


Tel-Aviv, Israel                              KOST FORER GABBAY & KASIERER
February 10, 2005, except as                  A Member of Ernst & Young Global
to Note 1(b) which is
dated June 27, 2005

                         REPORT OF INDEPENDENT AUDITORS



To the Shareholders of
VocalTec Communications Ltd.:
-----------------------------

       We have audited the accompanying consolidated statement of operations, changes in shareholders' equity and cash flows of VocalTec Communications Ltd. (the "Company") and its subsidiaries for the year ended December 31, 2002. Our audit also included the financial statement schedule listed at Item 8A. These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit and schedule.

       We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

       In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated results of operations and cash flows of the Company and its subsidiaries for the year ended December 31, 2002, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects, the information set forth therein.


                                         Luboshitz Kasierer
                         An Affiliate Member of Ernst & Young International


Tel-Aviv, Israel
January 30, 2003

                                                                        VOCALTEC COMMUNICATIONS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
-------------------------------------------------------------------------------------------------------------------------
U.S. dollars in thousands, except share and per share data
                                                                                                   December 31,
                                                                                         --------------------------------
                                                                               Note           2004              2003
                                                                            -----------  --------------    --------------
    ASSETS

CURRENT ASSETS:
  Cash and cash equivalents                                                                $     3,058       $     2,434
  Restricted cash                                                                3               1,308             1,368
  Marketable securities                                                          3               3,520             8,348
  Trade receivables (net of allowance for doubtful accounts of $ 0 and
    $ 156 as of December 31, 2004 and 2003, respectively)*)                                        175             1,535
  Prepaid expenses and other accounts receivable                                 4                 982               872
  Inventories                                                                    5                 471             1,481
                                                                                         --------------    --------------

Total current assets                                                                             9,514            16,038
-----                                                                                    --------------    --------------

SEVERANCE PAY FUNDS                                                                              2,113             2,107
                                                                                         --------------    --------------

EQUIPMENT, NET                                                                   6               1,070             1,496
                                                                                         --------------    --------------

                                                                                           $    12,697       $    19,641
                                                                                         ==============    ==============

    LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
  Trade payables                                                                           $     1,133       $     2,423
  Accrued expenses and other liabilities                                         7               3,011             4,071
  Deferred revenues                                                                                886             1,505
                                                                                         --------------    --------------

                                                                                                 5,030             7,999
                                                                                         --------------    --------------

ACCRUED SEVERANCE PAY                                                                            2,871             3,104
                                                                                         --------------    --------------

Total liabilities                                                                                7,901            11,103
-----                                                                                    --------------    --------------

COMMITMENTS AND CONTINGENCIES                                                    8

SHAREHOLDERS' EQUITY:                                                            9
  Share capital
    Ordinary shares of NIS 0.01 par value:
      Authorized - 50,000,000 and 30,000,000 shares as of December 31, 2004 and 2003, respectively: Issued and outstanding: 15,081,523 and
        12,445,299 shares as of December 31, 2004 and 2003,
        respectively                                                                                42                37
  Additional paid-in capital                                                                   106,900            97,553
  Accumulated deficit                                                                         (102,146)         (89,052)
                                                                                         --------------    --------------

Total shareholders' equity                                                                       4,796             8,538
-----                                                                                    --------------    --------------

                                                                                           $    12,697       $    19,641
                                                                                         ==============    ==============

*) Includes trade receivables from related parties in the amount of $ 0 and $ 544 as of December 31, 2004 and 2003, respectively.

The accompanying notes are an integral part of the consolidated financial statements.

                                                                         VOCALTEC COMMUNICATIONS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
---------------------------------------------------------------------------------------------------------------------------
U.S. dollars in thousands, except share and per share data
                                                                                       Year ended December 31,
                                                                           ------------------------------------------------
                                                                  Note          2004            2003             2002
                                                               ----------- --------------- ---------------  ---------------


Sales (*):                                                         10
  Products                                                                   $    3,166      $   15,677       $   13,517
  Services                                                                        2,286           3,009            2,071
                                                                           --------------- ---------------  ---------------

                                                                                  5,452          18,686           15,588
                                                                           --------------- ---------------  ---------------

Cost of sales:                                                     11
  Products                                                                        1,816           7,431            5,999
  Services                                                                        1,556           1,292              669
                                                                           --------------- ---------------  ---------------

                                                                                  3,372           8,723            6,668
Inventory write-off                                                               1,109               -              870
                                                                           --------------- ---------------  ---------------

                                                                                  4,481           8,723            7,538
                                                                           --------------- ---------------  ---------------

Gross profit                                                                        971           9,963            8,050
                                                                           --------------- ---------------  ---------------

Operating expenses:
  Research and development, net                                    12             4,284           4,132            6,138
  Selling and marketing                                                           7,181          10,344           16,401
  General and administrative                                                      2,752           3,621            4,512
  Restructuring costs                                              13                 -               -            2,703
                                                                           --------------- ---------------  ---------------

Total operating expenses                                                         14,217          18,097           29,754
                                                                           --------------- ---------------  ---------------

Operating loss                                                                  (13,246)         (8,134)         (21,704)

Other income, net                                                  14                44             132           10,220
Financial income, net                                              15               169              63              409
                                                                           --------------- ---------------  ---------------

Loss from continuing operations before income taxes                             (13,033)         (7,939)         (11,075)

Tax benefit (income taxes)                                         17               (61)           (131)           5,294
                                                                           --------------- ---------------  ---------------

Loss from continuing operations after income taxes                              (13,094)         (8,070)          (5,781)

Discontinued operations:                                           16
  Loss from operations of discontinued segment                                        -               -             (588)
  Gain (loss) on disposal of segment                                                  -              75           (1,786)
                                                                           --------------- ---------------  ---------------

Net loss                                                                     $  (13,094)     $   (7,995)      $   (8,155)
                                                                           =============== ===============  ===============

Basic and diluted net loss per Ordinary share:
  Loss from continuing operations                                           $     (0.90)    $     (0.66)     $     (0.48)
  Gain (loss) from discontinued operations                                            -            0.01            (0.20)
                                                                           --------------- ---------------  ---------------

Net loss                                                                    $     (0.90)    $     (0.65)     $     (0.68)
                                                                           =============== ===============  ===============

Weighted average number of Ordinary shares used in computing
  net loss per share in thousands - basic and diluted                            14,526          12,248           12,127
                                                                           =============== ===============  ===============

*) Includes sales to related parties for the years ended December 31, 2004, 2003 and 2002 in the amount of $ 1,698, $ 9,780 and $ 4,969, respectively.

The accompanying notes are an integral part of the consolidated financial statements.

                                                                               VOCALTEC COMMUNICATIONS LTD. AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
---------------------------------------------------------------------------------------------------------------------------------
U.S. dollars in thousands, except share data

                                                                        Accumulated
                                      Number              Additional       other                         Total           Total
                                        of        Share    paid-in     comprehensive   Accumulated    comprehensive   shareholders'
                                      shares     capital   capital         income        deficit          loss           equity
                                   -----------  --------  ----------   -------------  ------------    -------------   ------------

Balance as of January 1, 2002       12,127,058   $    36  $   96,977     $ *) 7,118    $  (72,902)                     $  31,229

  Compensation expense
    relating to consultant                   -         -          38              -             -               -             38
  Comprehensive loss:
    Net loss                                 -         -           -              -        (8,155)    $    (8,155)        (8,155)
    Unrealized loss from
      available-for-sale
      marketable securities
      and reclassification
      adjustment (Note 18)                   -         -           -         (7,118)            -          (7,118)        (7,118)
                                   -----------  ---------  ---------   -------------  ------------   -------------    -----------
  Total comprehensive loss                                                                            $   (15,273)
                                                                                                      ===========

Balance as of December 31, 2002     12,127,058        36      97,015              -       (81,057)                        15,994

  Issuance of shares upon
    exercise of options                318,241         1         538              -             -                            539
  Comprehensive loss:
    Net loss                                 -         -           -              -        (7,995)    $    (7,995)        (7,995)
                                   -----------  ----------- --------   -------------  ------------    -------------   -----------
    Total comprehensive loss                                                                          $    (7,995)
                                                                                                      ============

Balance as of December 31, 2003     12,445,299        37      97,553              -       (89,052)                         8,538

  Issuance of shares upon
    exercise of options                236,224     **) -         224              -             -                            224
  Issuance of shares and
    warrants in a
    private placement ***)           2,400,000         5       9,123              -             -                           9,128
  Comprehensive loss
  Net loss                                   -         -           -              -       (13,094)    $    (13,094)       (13,094)
                                   -----------  ---------- ---------   -------------  ------------    -------------   ------------
  Total comprehensive loss                                                                            $    (13,094)
                                                                                                      =============

Balance as of December 31, 2004     15,081,523   $    42  $  106,900              -    $ (102,146)                     $    4,796
                                   ===========  ========= ==========   =============  ============                    ============


*)   Net of taxes of $ 4,745, as of January 1, 2002.

**)  Represents an amount lower than $1.

***) Net of issuance costs of $ 712.

The accompanying notes are an integral part of the consolidated financial statements.

                                                                  VOCALTEC COMMUNICATIONS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
-------------------------------------------------------------------------------------------------------------------
U.S. dollars in thousands
                                                                                       Year ended December 31
                                                                  -------------------------------------------------
                                                                       2004              2003              2002

                                                                  --------------    --------------    --------------
 Cash flows from operating activities
   Net loss                                                        $   (13,094)      $   (7,995)      $    (8,155)
   Adjustments required to reconcile net loss to net
     cash used in operating activities:
     Depreciation                                                          883            1,556             2,189
     Gain on sale of investment in ITXC                                      -                -           (10,313)
     Provision for decline in value of investments in private
       companies                                                             -                -               256
     Impairment of equipment                                                 -                -               367
     Loss (gain) on disposal of segment                                      -              (75)            1,576
     Compensation expense relating to consultant                             -                -                38
     Accrued severance pay, net                                           (239)            (189)              111
     Loss on sale of equipment                                               -                4                67
   Changes in operating assets and liabilities:
     Decrease (increase) in trade receivables, net                       1,360             (791)            4,662
     Decrease (increase) in prepaid expenses and other accounts
       receivable                                                         (110)           1,163               467
     Decrease (increase) in inventories                                  1,010            2,605              (478)
     Decrease in trade payables                                         (1,290)            (391)           (2,279)
     Decrease in accrued expenses and other liabilities                 (1,060)          (1,720)           (2,018)
     Increase (decrease) in deferred revenues                             (619)             419             1,045
     Exchange differences on restricted cash                                60               (6)                -
                                                                   --------------    --------------    --------------
 Net cash used in operating activities                                 (13,099)          (5,420)          (12,465)
                                                                   --------------    --------------    --------------

 Cash flows from investing activities
   Investment in bank deposits                                               -                -             3,000
   Investment in restricted cash                                             -           (1,362)                -
   Proceeds from redemption (purchase) of marketable securities, net     4,828             (628)           (2,224)
   Proceeds from sale of investment in ITXC                                  -                -            13,106
   Purchase of equipment                                                  (457)            (713)             (815)
   Proceeds from sale of equipment                                           -                2               104
   Loan provided to Surf & Call                                              -                -              (550)
                                                                   --------------    --------------    --------------

 Net cash provided by (used in) investing activities                     4,371           (2,701)           12,621
                                                                   --------------    --------------    --------------

 Cash flows from financing activities
   Proceeds from issuance of shares upon exercise options exercised        224              539                 -
   Proceeds from issuance of shares and warrants in a private
     placement                                                           9,128                -                 -
                                                                   --------------    --------------    --------------

 Net cash provided by financing activities                               9,352              539                 -
                                                                   --------------    --------------    --------------

 Increase (decrease) in cash and cash equivalents                          624           (7,582)              156
 Cash and cash equivalents at the beginning of the year                  2,434           10,016             9,860
                                                                   --------------    --------------    --------------

 Cash and cash equivalents at the end of the year                  $     3,058       $    2,434       $    10,016
                                                                   ==============    ==============   ===============

 Supplemental cash flows information:
   Cash paid during the year for income taxes                      $        90       $      135       $       372
                                                                   ==============    ==============   ===============

The accompanying notes are an integral part of the consolidated financialstatements.


                             VOCALTEC COMMUNICATIONS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
-------------------------------------------------------------------------------
U.S. dollars in thousands


NOTE 1:- GENERAL

         a. VocalTec Communications Ltd. ("VocalTec Ltd.") and its subsidiaries ("the Company"), is a telecom equipment provider offering packet voice solutions for carriers and service providers, credited with innovating and providing packetized telephony solutions since 1995. During 2004 and 2003, 59% and 74% of the Company's revenues, respectively, were derived from major customers, of which one customer is a related party (see
               Note 10).

         b. The financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. In 2004, 2003, and 2002, the Company had net losses of $ 13,094, $ 7,995, and $ 8,155, respectively. As of December 31, 2004, the Company's shareholders' equity amounted to $4,796 and its total cash, cash equivalents, restricted cash and short-term deposits amounted to $ 7,886. Net cash used in operating activities in 2004, 2003, and 2002 was $ 13,099, $ 5,420, $ 12,465, respectively. In 2005, the Company continued to incur losses and have negative operating cash flows. The Company anticipates that additional funding from external sources will need to be raised in order to sustain operations. The Company is currently in negotiations to raise additional financing. However, as of June 27, 2005, such negotiations have not materialized into a contractual agreement. In light of the current condition of the Company and the amount of its liquid assets, as described above, if the Company continues to incur losses and is unable to secure additional financing sources to fund its operations, there is a substantial doubt as to the Company's ability to continue as a going concern and therefore the Company may be required to take certain actions in order to meet its obligations. These financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result should the Company be unable to continue as a going concern.


NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES

         The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States ("U.S. GAAP").

         a.    Use of estimates:

               The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

         b.    Financial statements in U.S. dollars:

               Most of the Company's revenues are generated in U.S. dollars ("dollar"). In addition, a substantial portion of the Company's costs is incurred in dollars. The Company's management believes that the dollar is the currency of the primary economic environment in which the Company operates. Thus, the functional and reporting currency of the Company is the dollar.

                             VOCALTEC COMMUNICATIONS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
-------------------------------------------------------------------------------
U.S. dollars in thousands

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

               Accordingly, the Company's and its subsidiaries' transactions and balances denominated in dollars are presented at their original amounts. Non-dollar transactions and balances have been remeasured into dollars in accordance with the guidance in Statements of the Financial Accounting Standard No. 52, "Foreign Currency Translation" ("SFAS No. 52") as follows:

               Monetary balances - at the exchange rate in effect on the balance sheet date. Revenues and costs - at the exchange rates in effect as of the date of recognition of the transactions.

               All exchange gains and losses from the remeasurement mentioned above are reflected in the statement of operations under financial income, net.

               The representative rate of exchange for the new Israeli shekel ("NIS") and the U.S. dollar at December 31, 2004 was $ 1.00 = NIS 4.308 (2003 - NIS 4.379 and 2002 - NIS 4.737).

         c.    Principles of consolidation:

               The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. The Company's subsidiaries are VocalTec Communications, Inc. (U.S.A.), VocalTec Communications India Private Limited (India), VocalTec Communications Japan K.K. (Japan), VocalTec Communications Deutschland GmbH (Germany), VocalTec Communications Beijing rep. office (China), VocalTec Communications Hong-Kong (Hong-Kong), VocalTec Communications Singapore Pte, Ltd. (Singapore) and VocalTec Communications International B.V. (Netherlands). VocalTec Communications Inc. is a marketing and sales company and all the other subsidiaries are support companies for the marketing and selling activities of VocalTec Ltd. All intercompany balances and transactions have been eliminated upon consolidation.

         d.    Cash equivalents and restricted cash:

               Cash equivalents are short-term, highly liquid investments that are readily convertible to cash with original maturities of three months or less.

               Restricted cash is primarily invested in highly liquid deposits, which are used as security for bank guarantees provided to customers and for certain commitments of the Company.

         e.    Marketable securities:

               The Company accounts for investments in commercial paper, in accordance with Statement of Financial Accounting Standard No. 115, "Accounting for Certain Investments in Debt and Equity Securities"("SFAS No. 115").

               Management determines the appropriate classification of its investments in debt and equity securities at the time of purchase and reevaluates such determinations at each balance sheet date. Debt securities are classified as held-to-maturity when the Company has the positive intent and ability to hold the securities to maturity. Such securities are stated at amortized cost. Any decline in value judged to be other than temporary and interest income are included in financial income, net.

                             VOCALTEC COMMUNICATIONS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
-------------------------------------------------------------------------------
U.S. dollars in thousands


NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

               The non-restricted portion of an investment in equity securities of a publicly-traded company that was available-for-sale was recorded at fair market value in accordance with SFAS No. 115. Unrealized gains and losses, net of taxes were included in accumulated other comprehensive income, a separate component of shareholders equity. The realized gain on sale of the aforementioned investment was included in the statements of operations.

         f.    Inventories:

               Inventories are stated at the lower of cost or market value. Inventory write-offs are provided to cover risks arising from slow-moving items, technological obsolescence, excess inventories, and discontinued products.

               Components cost is determined by the average-cost method. Finished goods are determined based on the cost of the components and direct manufacturing costs on a specific basis and other assembly costs on an average basis.

         g.    Fair value of financial instruments:

               The carrying amount of cash and cash equivalents, restricted cash, marketable securities, trade receivables, net, other accounts receivable, trade payables and other liabilities are equivalent to, or approximate their fair value due to the short-term maturity of these instruments.

         h.    Equipment, net:

               Equipment is stated at cost less accumulated depreciation. Depreciation is calculated by the straight-line method over the estimated useful lives of the assets at the following annual rates:

                                                             %
                                                -----------------------------

               Computers and related equipment               33
               Office furniture and equipment               7 - 25
               Leasehold improvements            Over the shorter of the term
                                                 of the lease or the life of
                                                 the asset

               The Company's long-lived assets are reviewed for impairment in accordance with Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.. If an asset is considered to be impaired, the impairment is measured by the difference between the carrying amount of the asset and its fair value. See Note 13 for impairment of equipment recorded under restructuring costs in 2002.

                             VOCALTEC COMMUNICATIONS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
-------------------------------------------------------------------------------
U.S. dollars in thousands

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

         i.    Revenue recognition:

               The Company generates revenues mainly from licensing the rights to use its software products and from providing maintenance and support services for the software sold. The Company's products are sold to end-users and to resellers, both of whom are considered end-users for the purpose of revenue recognition.

               The Company accounts for the sale of its software products in accordance with Statement of Position 97-2, "Software Revenue Recognition," as amended ("SOP No. 97-2"). Revenue earned on software arrangements involving multiple elements is allocated to each element based on the relative fair value of the elements. Fair value is determined based on vendor specific objective evidence, which is based on the price charged for the element when sold separately.

               Revenues from the sale of software products are recognized when persuasive evidence of an arrangement exists, delivery of the product has occurred, the fee is fixed or determinable, collectibility is probable and no further obligation exists.

               In contracts for which an acceptance provision is required by the customer, the Company defers revenue (and the related costs) until such acceptance confirmation is obtained. The Company does not grant a right of return to its customers.

               Revenue is deferred until the receipt of cash when uncertainty as to the collectibility exists.

               Revenues from maintenance and support services are recognized on a straight-line basis over the term of the maintenance and support agreement.

               Arrangements that include consulting, training or other services are evaluated to determine whether those services are essential to the functionality of other elements of the arrangement. When services are not considered essential, the revenue allocable to the software services is recognized as the services are performed. To date, the Company had determined that the services are not considered essential to the functionality of other elements of the arrangement.

               Deferred revenue includes unearned amounts received under maintenance and support contracts, and amounts received from customers but not recognized as revenues.

         j.    Research and development costs, net:

               Research and development costs, net of grants received, are charged to the statement of operations as incurred. Statement of Financial Accounting Standard No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed", ("SFAS No. 86"), requires capitalization of certain software development costs subsequent to the establishment of technological feasibility.

               Based on the Company's product development process, technological feasibility is established upon completion of a working model. Costs incurred by the Company between completion of the working models and the point at which the products are ready for general release have been insignificant. Therefore, all research and development costs have been expensed.

                             VOCALTEC COMMUNICATIONS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
-------------------------------------------------------------------------------
U.S. dollars in thousands


NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

               Royalty-bearing grants from the Government of Israel and other non royalty-bearing grants received for funding approved research and development projects are recognized at the time the Company is entitled to such grants, on the basis of the research and development costs incurred. Such grants are included as a deduction of research and development costs.

         k.    Income taxes:

               Income taxes are accounted for in accordance with Statement of Financial Accounting Standard No. 109, "Accounting for Income Taxes" ("SFAS No. 109"). This statement prescribes the use of the liability method whereby deferred tax asset and liability account balances are determined based on temporary differences between financial reporting and tax bases of assets and liabilities and for carryforward losses. Deferred taxes are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company provides a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value.

         l.    Share-based compensation:

               The Company has elected to follow Accounting Principles Board Statement No. 25, "Accounting for Stock Options Issued to Employees" ("APB No. 25") and FASB Interpretation No. 44, "Accounting for Certain Transactions Involving Stock Compensation" ("FIN No. 44") in accounting for its employee stock option plans. According to APB No. 25, compensation expense is measured under the intrinsic value method, whereby compensation expense is equal to the excess, if any, of the quoted market price of the stock over the exercise price at the grant date of the award.

               The Company adopted the disclosure provisions of Financial Accounting Standards Board Statement No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure" ("SFAS No. 148"), which amended certain provisions of SFAS 123 to provide alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based employee compensation, effective as of the beginning of the fiscal year. The Company continues to apply the provisions of APB No. 25, in accounting for stock-based compensation.

               Pro forma information regarding the Company's net loss and net loss per share is required by SFAS No. 123 as if the Company had accounted for its employee stock options under the fair value method prescribed by SFAS No. 123.

               For proforma purposes compensation expenses are amortized on a straight line basis over the vesting period and are estimated at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:


                                                    2004        2003      2002
                                                 ---------    --------   ---------

               Dividend yield                        0%           0%          0%
               Expected volatility                  216%         144%        130%
               Risk-free interest rate              2.75%       1.75%       1.75%
               Weighted average expected life     3.0 years   2.2 years   2.2 years


                             VOCALTEC COMMUNICATIONS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
-------------------------------------------------------------------------------
U.S. dollars in thousands, except per share data


NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

               If the compensation cost had been determined under the alternative fair value accounting method provided under SFAS No. 123, the Company's stock-based employee compensation cost, net loss and basic and diluted net loss per share would have changed to the following pro forma amounts:


                                                                               Year ended December 31,
                                                                 ---------------------------------------------------
                                                                      2004              2003              2002
                                                                 ---------------   ---------------   ---------------

               Net loss as reported                               $   (13,094)      $    (7,995)      $    (8,155)

               Deduct: Total share-based compensation expense
                 determined under fair value method for all
                 awards                                                 1,203             1,068             1,339
                                                                 ---------------   ---------------   ---------------

               Pro forma net loss                                 $   (14,297)      $    (9,063)      $    (9,494)
                                                                 ===============   ===============   ===============

               Basic and diluted net loss per Ordinary share:
                 Loss from continuing operations as reported      $     (0.90)      $     (0.66)      $     (0.48)
                 Pro forma loss from continuing operations        $     (0.98)      $     (0.75)      $     (0.58)
                 Gain (loss) from discontinued operations as
                   reported                                       $      -          $      0.01       $     (0.20)
                 Pro forma gain (loss) from discontinued
                   operations                                     $      -          $      0.01       $     (0.20)

                 Net loss per share as reported                   $     (0.90)      $     (0.65)      $     (0.68)
                 Pro forma net loss per share                     $     (0.98)      $     (0.74)      $     (0.78)

         m.    Severance pay:

               The Company's liability for severance pay for its Israeli employees is calculated pursuant to Israel's Severance Pay Law based on the most recent salary of the employees multiplied by the number of years of employment, as of the balance sheet date. Employees are entitled to one month's salary for each year of employment or a portion thereof. The Company's liability for all of its employees, is fully provided for by monthly deposits with insurance policies and by an accrual. The value of these policies is recorded as an asset in the Company's balance sheet.

               The deposited funds include profits accumulated up to the balance sheet date. The deposited funds may be withdrawn only upon the fulfillment of the obligation pursuant to Israel's Severance Pay Law or labor agreements. The value of the deposited funds is based on the cash surrendered value of these funds and includes immaterial profits.

               Severance expense (income) for the years ended December 31, 2004, 2003 and 2002 amounted to approximately $ (44), $ 791 and $ 1,758, respectively.

                             VOCALTEC COMMUNICATIONS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
-------------------------------------------------------------------------------
U.S. dollars in thousands, except per share data


NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

         n.    Concentration of credit risks:

               Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, restricted cash, marketable securities and trade receivables.

               Cash and cash equivalents and restricted cash are invested in U.S. dollars with major banks in the United States and in Israel. Management believes that the financial institutions that hold the Company and its subsidiaries investments are financially sound and, accordingly, minimal credit risk exists with respect to these investments. Such cash and cash equivalents in the United States may be in excess of insured limits and are not insured in other jurisdictions.

               The Company's investment in commercial paper and auction rate securities consists of high quality securities and is held in financially sound institutions.

               The Company's trade receivables are generally derived from sales of products and services rendered to large and solid organizations located primarily in Europe, North America, and the Far East. The Company obtains insurance for outstanding trade receivables and performs ongoing credit evaluations of its customers. To date the Company has not experienced any material losses in respect of its trade receivable. For new customers, the Company may require a letter of credit or upfront cash payments. An allowance for doubtful accounts is determined with respect to those amounts that the Company has determined to be doubtful of collection.

               Income resulting from the net decrease in the allowance for doubtful accounts was $ (33), $ (216) and $ (517) for the years ended December 31, 2004, 2003 and 2002, respectively.

               As of December 31, 2004 off balance sheet concentrations of credit risk exist, such as foreign exchange contracts, options contracts or other foreign hedging instruments.

         o.    Net loss per share:

               Basic net loss per share is calculated based on the weighted average number of Ordinary shares outstanding during each year. Diluted net loss per share further includes the effect of dilutive stock options outstanding during the year, all in accordance with Statement of Financial Standard No. 128, "Earnings Per Share" ("SFAS No. 128").

               In the years ended December 31, 2004, 2003 and 2002, all outstanding stock options have been excluded from the calculation of the diluted net loss per Ordinary share since such securities were anti-dilutive. The total weighted average number of outstanding options excluded from the calculations of diluted net loss per Ordinary share were 2,074,199, 2,143,668 and 2,214,873 for the years ended December 31, 2004, 2003 and 2002, respectively.

                             VOCALTEC COMMUNICATIONS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
-------------------------------------------------------------------------------
U.S. dollars in thousands

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

         p.    Recent accounting pronouncements

               1. In November 2004, the FASB issued Statement of Financial Accounting Standard No. 151, "Inventory Costs, an Amendment of ARB No. 43, Chapter 4" ("SAFS 151"). SFAS 151 amends Accounting Research Bulletin ("ARB") No. 43, Chapter 4, to clarify that abnormal amounts of idle facility expense, freight handling costs and wasted materials (spoilage) should be recognized as current-period charges. In addition, SFAS 151 requires that allocation of fixed production overheads to the costs of conversion be based on normal capacity of the production facilities. SAFS 151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The Company does not expect that the adoption of SFAS 151 will have a material effect on its financial position or results of operations.

               2. On December 16, 2004, the Financial Accounting Standards Board (FASB) issued FASB Statement No. 123 (Revised 2004), "Share-Based Payment" ("Statement 123(R), which is a revision of FASB Statement No. 123, "Accounting for Stock-Based Compensation". Statement 123(R) supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees", and amends FASB Statement No. 95, "Statement of Cash Flows". Generally, the approach in Statement 123(R) is similar to the approach described in Statement 123. However, Statement 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative.

                   In April 2005, the Securities and Exchange Commission postponed the required adoption date of SFAS 123(R) from no later than July 1, 2005 to no later than January 1, 2006. Early adoption will be permitted in periods in which financial statements have not yet been issued. The Company expects to adopt SFAS 123(R) on January 1, 2006.

                   Statement 123(R) permits public companies to adopt its requirements using one of two methods:

                   a) A "modified prospective" method in which compensation cost is recognized beginning with the effective date
                         (a) based on the requirements of Statement 123(R) for all share-based payments granted after the effective date and (b) based on the requirements of Statement 123 for all awards granted to employees prior to the effective date of Statement 123(R) that remain unvested on the effective date.

                   b) A "modified retrospective" method which includes the requirements of the modified prospective method described above, but also permits entities to restate based on the amounts previously recognized under Statement 123 for purposes of pro forma disclosures either (a) all prior periods presented or (b) prior interim periods of the year of adoption.

                   The Company is still in the process of evaluating the method it will use.

                             VOCALTEC COMMUNICATIONS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
-------------------------------------------------------------------------------
U.S. dollars in thousands


NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

                   As permitted by Statement 123, the Company currently accounts for share-based payments to employees using Opinion 25's intrinsic value method and, as such, generally recognizes no compensation cost for employee stock options. Accordingly, the adoption of Statement 123(R)'s fair value method will have a significant impact on the Company's results of operations, although it will have no impact on the Company's overall financial position. The impact of adoption of Statement 123(R) cannot be predicted at this time because it will depend on levels of share-based payments granted in the future. However, had the Company adopted Statement 123(R) in prior periods, the impact of that standard would have approximated the impact of Statement 123 as described in the disclosure of pro forma net loss and loss per share in 2l above.

                   In March 2005, the SEC released SEC Staff Accounting Bulletin No. 107, "Share-Based Payment" ("SAB 107"). SAB 107 provides the SEC staff's position regarding the application of FAS 123(R) and contains interpretive guidance related to the interaction between FAS 123(R) and certain SEC rules and regulations, and also provides the SEC staff's views regarding the valuation of share-based payment arrangements for public companies. SAB 107 highlights the importance of disclosures made relating to the accounting for share-based payment transactions. The Company is currently reviewing the effect of SAB 107, however it does not believe that SAB 107 will have a material effect on its financial position, results of operations or cash flows.

NOTE 3:- MARKETABLE SECURITIES AND RESTRICTED CASH

                                                         December 31
                                               --------------------------------
                                                    2004              2003
                                               --------------    --------------

                                               --------------    --------------
         Commercial paper and other*)           $      3,520      $      8,348
                                               ==============    ==============

         Restricted cash (see Note 2d)          $      1,308      $      1,368
                                               ==============    ==============


         *) Bearing an annual average interest rate of 1.5% (1.5% as of December 31, 2003). As of December 31, 2004 and 2003, market value of the securities was $ 3,525 and $ 8,354 respectively.

NOTE 4:- PREPAID EXPENSES AND OTHER ACCOUNTS RECEIVABLE


                                                      December 31
                                            -----------------------------------
                                                2004              2003
                                            ---------------   -----------------

         Prepaid expenses                   $   158            $  249
         Government participation               544               126
         Government authorities                  78               234
         Deposits with leasing companies        136               167
         Other                                   66                96
                                            ---------------   -----------------

                                            $   982            $  872
                                           ================  =================

                             VOCALTEC COMMUNICATIONS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
-------------------------------------------------------------------------------
U.S. dollars in thousands

NOTE 5:- INVENTORIES

                                                         December 31
                                            -----------------------------------
                                                   2004              2003
                                            ----------------  -----------------

         Components                          $    344          $    1,129
         Finished goods *)                        127                 352
                                             ----------------  ----------------

                                             $    471          $    1,481
                                             ================  ================

         *)     As of December 31, 2004 and 2003, $ 44 and $ 273,
                respectively, in goods were delivered to customers' sites and were not recognized as cost of sales since revenue recognition criteria for the related sales have not been met. The Company has title to the inventories at balance sheet date.
         **) Write-down of inventories for the years ended December 31, 2004, 2003 and 2002 amounted to $ 1,109, $ 0 and $ 870, respectively. Regarding the inventory write-off in 2002-see also Note 13.


NOTE 6:- EQUIPMENT

                                                         December 31
                                             ---------------------------------
                                                   2004              2003
                                             ----------------  ---------------

         Computers and related equipment      $   12,969        $   12,704
         Office furniture, equipment and
           leasehold improvements                  1,740             1,799
                                             ----------------  ---------------

                                                  14,709            14,503
         Less - accumulated depreciation          13,639            13,007
                                             ----------------  ---------------

         Depreciated cost                     $    1,070        $    1,496
                                             ================  ===============

         More than 90% of the equipment is located in Israel.

         Regarding the impairment of equipment in 2002 - see Note 13.

         Depreciation expense was $ 883, $ 1,556 and $ 2,189 for the years ended December 31, 2004, 2003 and 2002, respectively.


NOTE 7:- ACCRUED EXPENSES AND OTHER LIABILITIES

                                                        December 31
                                              ---------------------------------
                                                    2004              2003
                                              ----------------  ---------------

         Employees and payroll accruals       $     805          $    1,065
         Accrued expenses                           801               1,211
         Accrued restructuring expenses              57                 191
         Accrued vacation pay                       467                 744
         Income taxes                               596                 591
         Other                                      285                 269
                                              ----------------  ---------------

                                              $   3,011          $    4,071
                                              ================  ===============

                             VOCALTEC COMMUNICATIONS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
-------------------------------------------------------------------------------
U.S. dollars in thousands


NOTE 8:- COMMITMENTS AND CONTINGENCIES

         a. In connection with its research and development activities through December 31, 2004, the Company received and accrued participation payments from the Office of the Chief Scientist of the Ministry of Industry and Trade in Israel ("OCS") in the total amount of approximately $ 10,600. In return for the Government of Israel's participation, the Company is committed to pay royalties at a rate of 3% - 3.5% of sales of the developed product, up to 100% of the amount of grants received linked to the U.S. dollar (for grants received under programs approved subsequent to January 1, 1999, 100% plus interest at LIBOR). The obligation to pay these royalties is contingent on actual sales of the products, and in the absence of such sales, no payment is required.

               The Company's total contingent liability for royalties payable to the OCS with respect to future sales, based on Government of Israel participations received or accrued, net of royalties paid or accrued, totaled approximately $ 7,400 as of December 31, 2004.

               The Company has no future commitments for royalties in respect of other participations received.

         b. Certain allegations, mainly for patent infringement and breach of contract have been made against VocalTec Ltd. or its U.S. subsidiary. These allegations have not resulted in any action brought against the Company and the Company does not expect any action to be taken against it with respect to the above allegations.

         c. The Company's facilities in Israel and in the United States are rented under operating leases with periods ending January 2008 for facilities in Israel and February 2006 for facilities in the United States (some with renewal options). Rent expense amounted to $ 881, $ 806 and $ 964 for the years ended December 31, 2004, 2003 and 2002, respectively. Annual minimum rental commitments under non-cancelable leases at balance sheet date are approximately as follows:

               2005                   $     627
               2006                         477
               2007                         458
               2008                          38
               2009                           -
                                     -------------
                                      $   1,600
                                     =============

               The Company also maintains motor vehicle leases. The total liability for early termination of such leases is approximately $ 104. Motor vehicle lease expense amounted to $ 994, $ 1,135, and $ 1,409 for the years ended December 31, 2004, 2003 and 2002, respectively.

                            VOCALTEC COMMUNICATIONS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
-------------------------------------------------------------------------------
U.S. dollars in thousands, except share and per share data

NOTE 9:- SHARE CAPITAL

         a.    General:

               Ordinary shares confer upon their holders the right to receive notice to participate and vote in general meetings of the Company and the right to receive dividends if declared.

         b. In March 2004, the Company issued 2,400,000 Ordinary Shares in a private placement in consideration for $ 9,128, net of issuance expenses of $ 712, and warrants to purchase up to 1,200,000 Ordinary Shares at an exercise price of $ 4.75 per share. The warrants are exercisable for four and a half years beginning on September 12, 2004. The shares and shares to be derived from the warrants upon exercise were registered for trading on NASDAQ on April 7, 2004.

         c.    Stock options:

               Through December 31, 2004, the Company has granted options to purchase Ordinary shares to key employees, officers, directors and consultants of the Company as an incentive to attract and retain qualified persons.

               In 1998, 1999, 2000 and 2001, the Company adopted stock option and incentive plans ("the Option Plans") which provided for the grant by the Company of options to purchase up to an aggregate of 1,000,000, 1,000,000, 1,000,000 and 1,000,000 Ordinary
               Shares, respectively, to officers, directors, key employees, or consultants of the Company or any of its subsidiaries. The plans expire 10 years after their adoption unless terminated earlier by the Board of Directors. The exercise price of stock options issued under the Option Plans will be no less than 95% of the fair market value of the Ordinary shares as of the date of grant. Options generally vest ratably over a period of four years from the date of the grant.

               In July 2001, the Company initiated a voluntary stock option exchange program for its employees. Under the program, employees of the Company and its subsidiaries who have been granted options under the Option Plans, were given the opportunity to cancel outstanding stock options previously granted to them in exchange for an amount of new options equal to 80% of the amount of options cancelled, to be granted at a future date not less than six months and one day from the date of cancellation of the options. Pursuant to the terms of the Company's stock option plans, 922,387 options were cancelled under this program.

               In February 2002, as part of the option exchange program, 891,310 new options were granted to employees. The exercise price of these new options was equal to the market value of the Company's Ordinary shares as reported by NASDAQ on the date of grant. The vesting period of such options was up to 2.5 years. The above grant is being accounted for as a fixed plan award in accordance with FIN No. 44.

               In 2003, the Board of Directors of the Company terminated the 2001 Stock Option Plan and replaced it with a new stock option plan for the grant of options, whereby the existing 1,000,000 Ordinary Shares shall be reserved under the 2003 Master Stock Option Plan ("2003 Plan"). The 2003 Plan complies with the Israeli tax reforms. All options are held in trust until the later of 24 months following the year in which the options were granted, or the end of the vesting period of the options.

                             VOCALTEC COMMUNICATIONS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
-------------------------------------------------------------------------------
U.S. dollars in thousands

NOTE 9:- SHARE CAPITAL (Cont.)

               As of December 31, 2004, 2,449,896, share options are still available for future grant under the Company's existing plans. Options, which are cancelled or forfeited before expiration, become available for future grants.

               A summary of the Company's share option activity under the plans is as follows:


                                                                       Year ended December 31,
                                   -----------------------------------------------------------------------------------
                                               2004                     2003                        2002
                                   --------------------------   -----------------------    ---------------------------
                                                  Weighted                    Weighted                    Weighted
                                                  average                     average                     average
                                      Amount of   exercise       Amount of    exercise      Amount of     exercise
                                      options      price         options       price        options        price
                                   ------------   ---------    ------------   --------     ---------------------------



               Outstanding-beginning
                  of the year         2,454,506   $ 3.72          2,593,283   $ 4.08         2,043,577    $ 7.01
               Granted                  301,700   $ 2.66            466,650   $ 2.29         1,610,880    $ 1.61
               Exercised               (236,224)  $ 3.41           (318,241)  $ 1.70                 -    $  -
               Forfeited               (299,729)  $ 2.39           (287,186)  $ 5.39        (1,061,174)   $ 5.82
                                     -----------                 -----------                -----------
               Outstanding - end
                  of the year         2,220,253   $ 3.79          2,454,506   $ 3.72         2,593,283    $ 4.08
                                     ===========  ======         ===========  ======        ===========   ======

               Options
                  exercisable at
                  the end of the
                  year                1,565,654   $ 4.36          1,540,629   $ 4.47         1,364,509    $ 5.34
                                     ===========  ======         ===========  ======        ===========   ======

               The weighted average fair values of the options granted as of December 31, 2004, 2003 and 2002, was $ 1.44, $ 1.63 and $
               1.13, respectively. All options were granted at an exercise price equal to the market value of the share at the date of grant.


                             VOCALTEC COMMUNICATIONS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
-------------------------------------------------------------------------------
U.S. dollars in thousands, except per share data

NOTE 9:- SHARE CAPITAL (Cont.)

         The following table summarizes information about options outstanding and exercisable at December 31, 2004:


                                                      Options outstanding                        Options exercisable
                                      ---------------------------------------------------   -----------------------------
                                                           Weighted-                            Amount
                                          Amount            average          Weighted        outstanding       Weighted
                                       outstanding at      remaining         average             at             average
                      Range of          December 31,       contractual       exercise        December 31,       exercise
                  exercise prices          2004              life             prices             2004            prices
                                      -----------------  ----------------                   --------------
                                                           (Years)

                     $ 0.0006               3,750              0.92          $ 0.0006             3,750         $ 0.0006
                 $ 0.57 - $ 0.60           85,500              7.63          $   0.57            78,751         $   0.57
                 $ 1.10 - $ 1.18          282,233              8.97          $   1.15            62,514         $   1.18
                 $ 1.50 - $ 1.58           33,500              6.58          $   1.52            28,155         $   1.53
                 $ 1.82 - $ 1.96          541,530              7.21          $   1.86           424,974         $   1.84
                 $ 2.92 - $ 3.15          231,675              8.68          $   3.02            69,699         $   3.01
                 $ 3.56 - $ 3.75          252,500              6.31          $   3.64           193,425         $   3.62
                 $ 3.95 - $ 4.88          352,710              2.88          $   4.13           267,885         $   4.00
                 $ 5.95 - $ 6.65           22,659              2.52          $   6.65            22,659         $   6.65
                 $ 6.76 - $ 7.12           15,059              3.70          $   6.90            14,705         $   6.91
                 $ 7.13 - $ 7.50          209,500              3.50          $   7.46           209,500         $   7.46
                 $ 7.69 - $ 8.63           41,700              4.09          $   8.19            41,700         $   8.19
                 $ 8.96 - $ 9.43           45,187              4.24          $   9.06            45,187         $   9.06
                $ 10.45 - $ 11.00           3,000              4.34          $  10.45             3,000         $  10.45
                $ 11.50 - $ 11.83          48,000              4.72          $  11.69            48,000         $  11.69
                $ 13.30 - $ 13.50          31,750              3.82          $  13.33            31,750         $  13.33
                $ 15.20 - $ 16.15          20,000              5.02          $  16.00            20,000         $  16.00
                                      -------------                                         -------------
                                        2,220,253              6.13          $   3.79         1,565,654         $   4.36
                                      =============        ============     ==========      =============      ===========


                             VOCALTEC COMMUNICATIONS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
------------------------------------------------------------------------------
U.S. dollars in thousands


NOTE 10- GEOGRAPHIC AND MAJOR CUSTOMERS INFORMATION

         The Company manages its business on a basis of one reportable segment (see Note 16 for discontinued operations of previously reported Surf & Call segment). The Company follows the guidance in Statement of Financial Accounting Standards No. 131, "Disclosure About Segment of an Enterprise and Related Information".


                                                                                Year ended December 31,
                                                                 -----------------------------------------------
                                                                     2004            2003              2002
                                                                 --------------  -------------    --------------


         Sales classified by geographic areas based
           on end- customer location:
           Germany                                                $  1,698       $   9,780         $   3,797
           Europe (excluding Germany)                                2,439           2,182             3,649
           North America (principally United States)                   104             643             1,612
           India                                                       416           4,134             3,630
           Far East (excluding India)                                  246           1,732             2,419
           Other                                                       549             215               481
                                                                  -----------    -----------       -----------

                                                                  $  5,452       $  18,686         $  15,588
                                                                  ==========     ===========       ===========

         Sales to a single customer exceeding 10%:
                                                                       %              %                 %
                                                                  ------------  --------------     ------------

         Customer A  **)                                              31              52                24
         Customer B                                                   (*)             22                23
         Customer C                                                   16              (*)               (*)
         Customer D                                                   12              (*)                -

         *)   Less than 10%
         **)  Related parties (customer A - shareholder)


NOTE 11- COST OF SALES


                                                                                Year ended December 31,
                                                                   --------------------------------------------------
                                                                        2004              2003              2002
                                                                   --------------    --------------    --------------

         Cost of sales include royalties to the
           Government of Israel                                    $       166       $       545       $       444
                                                                   ==============    ==============    ==============

NOTE 12:- RESEARCH AND DEVELOPMENT, NET

         Research and development expenses                         $    (5,162)      $    (5,940)      $    (7,985)
         Less - participations by the Government of Israel:
           Royalty bearing participation                                  (871)           (1,619)           (1,701)
           Other participation                                              (7)             (189)             (146)
                                                                  --------------    --------------    --------------

                                                                   $     4,284       $     4,132       $     6,138
                                                                  ==============    ==============    ==============

                             VOCALTEC COMMUNICATIONS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
------------------------------------------------------------------------------
U.S. dollars in thousands

NOTE 13:- RESTRUCTURING COSTS

         In September 2002, the Board of Directors approved a cost reduction plan accounted for in accordance with Staff Accounting Bulletin 100, "Restructuring and Impairment Charges" and Emerging Issues Task Force Issue 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (Including Certain Costs in a Restructuring)". As a result of the cost reduction plan, 68 employees were terminated from the following departments: 24 from research and development; 28 from marketing, sales and customer service; and 16 from administration. The Company recorded restructuring costs of $ 3,277 as follows:

                                                                  Year ended
                                                                  December 31,
                                                                      2002
                                                                 --------------

         Restructuring charge                                     $    2,703
         Write-off of inventory (included in cost of sales)              574
                                                                 --------------

                                                                  $    3,277
                                                                 ==============

         Components of the restructuring charge for the year ended December 31, 2002, amounts paid during 2002-2004 and the remaining accrued liability as of December 31, 2004, are as follows:


                                          Restructuring                      Accrued                        Accrued
                                             charge          Payments       liability       Payments       liability
                                         ---------------   ------------  ---------------  -------------  --------------
                                                             In 2002           As of                          As of
                                                            and 2003       December 31,                     December
                                            In 2002            (*)             2003          In 2004        31, 2004
                                         ---------------   ------------  ---------------  -------------  --------------


         Employee terminations             $  1,302        $  1,302       $     -          $     -         $   -
         Other exit costs (mainly
           facility costs of $ 820)           1,034             843           191              134            57
                                         ---------------   ------------  ---------------  -------------  --------------

                                              2,336        $  2,145       $   191          $   134         $  57
                                                           ============  ===============  =============  ==============

         Write down of equipment
           (non-cash) (see Note 2h)             367
                                         ---------------

                                           $  2,703
                                         ===============

         (*)    $1,074 were paid in 2002 and $1,071 were paid in 2003.


                             VOCALTEC COMMUNICATIONS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
-------------------------------------------------------------------------------
U.S. dollars in thousands, except share data


NOTE 14:- OTHER INCOME, NET


                                                                                Year ended December 31,
                                                                   --------------------------------------------------
                                                                        2004              2003              2002
                                                                   --------------    --------------    --------------

         Gain on sale of investment in ITXC *)                      $        -        $         -       $    10,313
         Provision for decline in value of investments in
           private companies                                                 -                  -              (256)
         Other                                                              44                132               163
                                                                   --------------    --------------    --------------

                                                                    $        44       $       132       $    10,220
                                                                   ==============    ==============    ==============

              *) The Company, through its wholly-owned U.S. subsidiary, had an investment in ITXC Inc. ("ITXC"). ITXC shares are listed on NASDAQ. During 2002, the Company sold its remaining shares in ITXC (4,608,165 shares) in consideration for $ 13,106 and recorded a gain of $
                     10,313.


NOTE 15:- FINANCIAL INCOME, NET


                                                                                      Year ended December 31,
                                                                    --------------------------------------------------
                                                                         2004              2003              2002
                                                                    --------------    --------------    --------------


          Financial income (expenses):
            Interest on cash equivalents, restricted cash and
              marketable securities                                   $    111          $    168         $     440
            Foreign currency translation adjustments, net                   58              (105)              (31)
                                                                      ------------     ----------       --------------

                                                                      $    169          $     63         $     409
                                                                      ============     ==========       ==============


NOTE 16:- DISCONTINUED OPERATIONS


                                                                                      Year ended December 31,
                                                                   --------------------------------------------------
                                                                        2004              2003              2002
                                                                   --------------    --------------    --------------

         Loss from operations of discontinued segment:
             Surf & Call                                             $         -       $         -       $      (588)
                                                                   --------------    --------------    --------------

                                                                     $         -       $         -       $      (588)
                                                                   ==============    ==============    ==============

         Gain (loss) on disposal of segment:
           Surf & Call                                               $         -       $        75       $    (1,786)
                                                                   --------------    --------------    --------------

                                                                     $         -       $        75       $    (1,786)
                                                                   ==============    ==============    ==============

                             VOCALTEC COMMUNICATIONS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
-------------------------------------------------------------------------------
U.S. dollars in thousands

NOTE 16:- DISCONTINUED OPERATIONS (Cont.)

         In March 2002, the Company's management approved the carve out of the Surf & Call segment into a separate entity. For this purpose, a new company was established and in May 2002, an agreement was signed between the Company and the newly established company. The Company transferred certain of its employees to the new company. Under the terms of the agreements, the Company contributed technology and equipment to the new company through a loan and an unsecured promissory note in the amount of $ 1,300 and received voting rights in the new company of 19.9%. The new company could have utilized the Company's software products at a market value of $ 1,000 without charge for a period of three years ($ 73 was actually utilized). In addition, the Company received at no additional consideration a warrant to purchase Preferred shares that would present 30% of the share capital of the new company. In addition, it was agreed that in the event that the Company would have voting securities above 19.9%, these voting securities will be automatically converted into shares with no voting rights.

         The Company accounted for this transaction in accordance with Statement of Financial Accounting Standard No. 144, "Accounting for the Impairment and Disposal of Long-Lived Assets". The Surf & Call segment was presented as discontinued operations since the operating and cash flows of the segment have been eliminated from the ongoing operations of the entity as a result of the carve out and the Company did not have any significant continuing involvement in the operations of the segment after the carve out.

         Loss on disposal of Surf & Call includes shutdown costs of approximately $ 400 for termination and other expenses, plus an amount of approximately $ 1,300 as a write-off of the loans the Company provided to the new company upon establishment. The loans were written off due to management's estimation of uncollectibility.

         As a result of the disposal of the Surf & Call segment, the results of operations of the above segment were reported as discontinued operations in the statements of operations. There were no revenues from the Surf & Call segment for all reported periods.

         In December 2003, the Company sold its holdings in Surf & Call to a third party in consideration for a payment of all outstanding liabilities of Surf & Call, future payments in the event of licensing of the Surf & Call technology and a portion of the proceeds in the event of a sale of the technology to a third party. Subsequent to the above-mentioned sale, Surf & Call ceased its operations.


NOTE 17:- TAXES ON INCOME

         a. Measurement of taxable income under the Income Tax Law (Inflationary Adjustments), 1985:

               Results for tax purposes are measured and reflected in real terms in accordance with the change in the Israeli Consumer Price Index ("CPI"). As explained in Note 2b, the consolidated financial statements are presented in U.S. dollars. The differences between the change in Israel's CPI and in the NIS/U.S. dollar exchange rate causes a difference between taxable income or loss and the income or loss before taxes reflected in the consolidated financial statements. In accordance with paragraph 9(f) of SFAS No. 109, the Company has not provided deferred income taxes on the differences resulting from changes in exchange rates and indexing for tax purposes.

                             VOCALTEC COMMUNICATIONS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
-------------------------------------------------------------------------------
U.S. dollars in thousands

NOTE 17:- TAXES ON INCOME (Cont.)

         b. Tax benefits under Israel's Law for the Encouragement of Industry (Taxation), 1969:

               VocalTec Ltd. is an "industrial company", as defined by the Law for the Encouragement of Industry (Taxes), 1969, and as such, is entitled to certain tax benefits, mainly the right to claim public issuance expenses and accelerated depreciation.

         c. Tax benefits under the Law for the Encouragement of Capital Investments, 1959:

               VocalTec Ltd.'s investment in equipment in the amount of approximately $1,065 has received "Approved Enterprise" status through the "Alternative Benefits" track, and, as such, is eligible for various benefits. The Company currently has two "Approved Enterprise" programs. These benefits include accelerated depreciation of equipment used in the investment program, as well as a full tax exemption on undistributed income for a period of two years and reduced tax rates of 25% or less for an additional period of up to eight years (depending on the percentage of foreign ownership in VocalTec Ltd.), commencing with the date on which taxable income is first earned. Since VocalTec Ltd. has had no taxable income since inception, the benefits period has not yet commenced.

               The period of tax benefits, detailed above, is subject to a limit of 12 years from the commencement of production, or 14 years from the approval date, whichever is earlier (year 2008). The entitlement to the above benefits is conditional upon VocalTec Ltd.'s fulfilling the conditions stipulated by the above law, regulations published thereunder and the letters of approval for the specific investments in "Approved Enterprises". In the event of failure to comply with these conditions, the benefits may be cancelled and VocalTec Ltd. may be required to refund the amount of the benefits, in whole or in part, including interest. As of December 31, 2004, management believes that VocalTec Ltd. is meeting all of the aforementioned conditions.

               The tax-exempt income attributable to the "Approved Enterprise" can be distributed to shareholders without subjecting VocalTec Ltd. to taxes only upon the complete liquidation of VocalTec Ltd. If these retained tax-exempt profits are distributed in a manner other than in the complete liquidation of VocalTec Ltd. they would be taxed at the corporate tax rate applicable to such profits as if VocalTec Ltd. had not elected the alternative track of benefits, currently 25% for an "Approved Enterprise". As of December 31, 2004, the accumulated deficit of the Company does not include tax-exempt profits earned by VocalTec Ltd.'s "Approved Enterprise".

               Income from sources other than the "Approved Enterprise" during the benefit period will be subject to tax at the regular corporate tax rate of 35%. The regular corporate tax rate is to be gradually reduced to 30% by 2007 (34% in 2005, 32% in 2006 and 30% in 2007).

         d. Final tax assessments for the tax years up to 1999 have been received and agreed upon with the Israeli tax authorities.

                             VOCALTEC COMMUNICATIONS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
-------------------------------------------------------------------------------
U.S. dollars in thousands

NOTE 17: TAXES ON INCOME (Cont.)

         e. VocalTec Ltd. has net operating loss carryforwards for tax purposes of approximately $ 86,000 as of December 31, 2004, which may be carried forward indefinitely. VocalTec Communications Inc., which is subject to U.S. income taxes, has a loss for tax purposes of approximately $ 7,000 as of December 31, 2004 (including TrulyGlobal Inc's losses for tax purposes, which merged during 2001 with VocalTec Communications Inc.). These losses can be carried forward until 2024. A valuation allowance was recorded for the entire deferred tax asset in respect of the carryforward losses, due to the uncertainty regarding future realization. Management currently believes that since the Company has a history of losses it is more likely than not that the deferred tax regarding the loss carryforwards will not be realized in the foreseeable future.

               Utilization of U.S. net operating losses may be subject to substantial annual limitations due to the "change in ownership" provisions of the Internal Revenue code of 1986 and similar state provisions. The annual limitation may result in the expiration of net operating losses before utilization.

         f.    Taxes on income (tax benefit) is comprised as follows:


                                                                       Year ended December 31,
                                                          --------------------------------------------------
                                                               2004              2003              2002
                                                          --------------    --------------    --------------


               Foreign:
                  Current taxes                            $       29        $       75       $        670
                  State taxes                                       3                43                391
                  Taxes in respect of prior years                  29                13           *)(6,355)
                                                          -------------    --------------     -------------

                                                            $       61       $      131       $     (5,294)
                                                          =============    ==============     =============

                *) $ 3,800 relates to a tax refund received in 2002 due to carry back of losses from 2001 against income from prior years. In addition, since the Company realized its entire investment in ITXC in 2002 (see Note 14), it reassessed its tax liability due to the change in circumstances and as a result decreased its tax liability by approximately $
                       2,500.

         g.    Deferred taxes on income:

               Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes and the tax effect for carryfoward losses. Significant components of the Company's deferred tax assets are as follows:


                                                                               December 31
                                                                     --------------------------------
                                                                           2004             2003
                                                                     ----------------  --------------

               Deferred tax asset:
                 Reserves and allowances                              $     275         $     382
                 Net operating loss carryforwards                        23,280            23,250
                                                                     ----------------  --------------

               Net deferred tax asset before valuation allowance         23,555            23,632
               Valuation allowance                                      (23,555)          (23,632)
                                                                     ----------------  --------------

               Net deferred tax asset                                 $       -         $       -
                                                                     ================  ==============


                             VOCALTEC COMMUNICATIONS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
-------------------------------------------------------------------------------
U.S. dollars in thousands


NOTE 17: TAXES ON INCOME (Cont.)

               During 2004, the Company increased the allowance by $ 30 due to additional losses incurred which were more than offset by a decrease in reserves and allowances. Management currently believes that since the Company has a history of losses, it is more likely than not that the deferred tax asset will not be utilized in the foreseeable future.

         h. Loss from continuing operations before income taxes is comprised as follows:


                                                                 Year ended December 31,
                                                    --------------------------------------------------
                                                         2004              2003              2002
                                                    --------------    --------------    --------------

               Israel                                $     (9,352)     $     (6,476)     $    (15,697)
               Foreign                                     (3,681)           (1,463)            4,622
                                                    --------------    --------------    --------------

                                                     $    (13,033)     $     (7,939)     $    (11,075)
                                                    ==============    ==============    ==============


               The difference between the theoretical tax computed and the actual tax expense resulted mainly from:

               2002 - tax refunds received relating to prior years offset by a valuation allowance recorded with respect to carryforward losses and other temporary differences; 2003 and 2004 - Mainly with respect to valuation allowance recorded with respect to carryforward losses and other temporary differences.


NOTE 18:- OTHER COMPREHENSIVE INCOME (LOSS)


                                                                                 Year ended December 31,
                                                                    --------------------------------------------------
                                                                         2004              2003              2002
                                                                    --------------    --------------    --------------


          Unrealized gain on available-for-sale securities
            during the period, net of taxes in the amount of
            $ (620) in 2002                                           $         -       $         -       $      (930)
          Reclassification adjustment for gain included in net
            income, net of taxes in the amount of $ (4,125) in
            2002                                                                -                 -            (6,188)
                                                                    --------------    --------------    --------------

          Net unrealized gain on available-for-sale marketable
            securities                                                $         -       $         -       $    (7,118)
                                                                    ==============    ==============    ==============



NOTE 19:- RELATED PARTY BALANCES AND TRANSACTIONS

          See consolidated balance sheets, statement of operations and
          Note 10.

              Schedule II Allowance for Doubtful Accounts
                            Additions / (Deductions)


                                  Beginning      Charged     Written    End of
                                  of period       to P&L       off      period
                                 -----------   ----------  ---------- ----------
Year ended December 31, 2002

Allowance for doubtful accounts     2,077         (517)       (651)      909

Year ended December 31, 2003

Allowance for doubtful accounts      909          (216)       (537)      156

Year ended December 31, 2004

Allowance for doubtful accounts      156           (33)       (123)       0