Form 20-F
period 2005-12-31
VOCALTEC COMMUNICATIONS LTD
filed 2006-04-21
CIK 1005699

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 20-F

         [_] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

            [X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                   For the fiscal year ended December 31, 2005

                                       OR

          [_] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

               For the transition period from ________ to ________

                                       OR

         [_] SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

         Date of event requiring this shell company report _____________

                        Commission file number: 2-0-27648

                          VOCALTEC COMMUNICATIONS LTD.
            (Exact name of registrant as specified in its charter and
                           translation into English)

                                 STATE OF ISRAEL
                 (Jurisdiction of incorporation or organization)

                           60 MEDINAT HAYEHUDIM STREET
                                 HERZLIYA 46140
                                     ISRAEL
                    (Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

NONE.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

ORDINARY SHARES, PAR VALUE OF NIS 0.13
Title of each class

Securities for which there are a reporting obligation pursuant to Section 15(d) of the Act:

NONE.

The number of outstanding shares of each of the issuer's classes of capital or common stock as of December 31, 2005

4,661,627 ORDINARY SHARES, PAR VALUE NIS 0.13 PER SHARE

Indicate by check mark if the registrant is a well known seasoned issuer, as defined in Rule 405 of the Securities Act.

                               [_] Yes     [X] No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

                               [_] Yes     [X] No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past ninety (90) days.

                               [X] Yes     [_] No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.

[_] Large accelerate filer    [_] Accelerate filer   [X] Non-accelerated filer

Indicate by check mark which financial statement item the registrant has elected to follow.

                           [_] Item 17     [X] Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in rule 12b-2 of the Exchange Act)

                               [_] Yes     [X] No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

                               [_] Yes     [_] No

                                PRELIMINARY NOTE

THIS ANNUAL REPORT CONTAINS HISTORICAL INFORMATION AND FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 WITH RESPECT TO THE BUSINESS, FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF VOCALTEC AND TDSOFT LTD. THE WORDS "ANTICIPATE," "BELIEVE," "ESTIMATE," "EXPECT," "INTEND," "MAY," "PLAN," "PROJECT" AND "SHOULD" AND SIMILAR EXPRESSIONS, AS THEY RELATE TO VOCALTEC OR ITS MANAGEMENT, ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS. SUCH STATEMENTS REFLECT THE CURRENT VIEWS AND ASSUMPTIONS OF VOCALTEC WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES. MANY FACTORS COULD CAUSE THE ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENTS OF VOCALTEC TO BE MATERIALLY DIFFERENT FROM ANY FUTURE RESULTS, PERFORMANCE OR ACHIEVEMENTS THAT MAY BE EXPRESSED OR IMPLIED BY SUCH FORWARD-LOOKING STATEMENTS, INCLUDING, AMONG OTHERS, CHANGES IN THE TELECOMMUNICATIONS AND VOIP MARKETS AND IN GENERAL ECONOMIC AND BUSINESS CONDITIONS, LOSS OF KEY CUSTOMERS AND UNPREDICTABLE SALES CYCLES, COMPETITIVE PRESSURES, MARKET ACCEPTANCE OF NEW PRODUCTS, INABILITY TO MEET EFFICIENCY AND COST REDUCTION OBJECTIVES, CHANGES IN BUSINESS STRATEGY AND VARIOUS OTHER FACTORS, BOTH REFERENCED AND NOT REFERENCED IN THIS ANNUAL REPORT. THESE RISKS ARE MORE FULLY DESCRIBED UNDER ITEM 3 - KEY INFORMATION - RISK FACTORS OF THIS ANNUAL REPORT. SHOULD ONE OR MORE OF THESE RISKS OR UNCERTAINTIES MATERIALIZE, OR SHOULD UNDERLYING ASSUMPTIONS PROVE INCORRECT, ACTUAL RESULTS MAY VARY MATERIALLY FROM THOSE DESCRIBED HEREIN AS ANTICIPATED, BELIEVED, ESTIMATED, EXPECTED, INTENDED, PLANNED OR PROJECTED. VOCALTEC DOES NOT INTEND OR ASSUME ANY OBLIGATION TO UPDATE THESE FORWARD-LOOKING STATEMENTS.

In this annual report, all references to "VocalTec," "we," "us" or "our" are to VocalTec Communications Ltd., a company organized under the laws of the State of Israel, and its wholly-owned subsidiaries.

VocalTec, Essentra, Internet Phone and Surf&Call TdSOFT, TdGATE and TdVIEW are registered trademarks of VocalTec Communications Ltd. and its wholly-owned subsidiaries. Other trademarks are the property of their respective holders.

In this annual report, unless otherwise specified or unless the context otherwise requires, all references to "$" or "dollars" are to U.S. dollars and all references to "NIS" are to New Israeli Shekels. Except as otherwise indicated, financial statements of, and information regarding, VocalTec are presented in U.S. dollars.

Index

PART ONE

Item 1.   Identity of Directors, Senior Management and Advisers -
             Not applicable
Item 2.   Offer Statistics and Expected Timetable - Not applicable
Item 3.   Key Information
Item 4.   Information on the Company
Item 4A.  Unresolved Staff Comments - Not applicable
Item 5.   Operating and Financial Review and Prospects
Item 6.   Directors, Senior Management and Employees
Item 7.   Major Shareholders and Related Party Transactions
Item 8.   Financial Information
Item 9.   The Offer and Listing
Item 10.  Additional Information
Item 11.  Quantitative and Qualitative Disclosure about Market Risk
Item 12.  Description of Securities Other than Equity Securities -
             Not applicable

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

3A.  SELECTED FINANCIAL DATA

In November 2005, VocalTec acquired all of the issued and outstanding ordinary shares of Tdsoft Ltd., a privately-held company organized in Israel ("Tdsoft"), and as consideration issued to the Tdsoft shareholders ordinary shares of VocalTec constituting, immediately following such issuance, 75% of the issued and outstanding share capital of VocalTec (the "business combination"). The business combination was accounted under U.S. GAAP as a reverse acquisition and therefore, we are presenting in this report the consolidated financial statements of Tdsoft for the two years ended December 31, 2004 and for the eleven months ended November 30, 2005 and the consolidated financial statements of the combined company for the period of December 1-31, 2005.

Our historical Consolidated Financial Statements are prepared in accordance with generally accepted accounting principles in the United States ("GAAP") and are presented in U.S. dollars. The selected historical consolidated financial information set forth below has been derived from the historical Consolidated Financial Statements of VocalTec Communications Ltd., or the Company, for the years presented. Historical information as of and for the three years ended December 31, 2005 is derived from our Consolidated Financial Statements, which have been audited by Kesselman & Kesselman, a Member of PriceWaterhouseCoopers (for the years ended December 31, 2003 and 2004) and by Kost Forer Gabbay & Kasierer, a Member of Ernst & Young Global, for the year ended December 31, 2005.

The information presented below is qualified by the more detailed historical Consolidated Financial Statements set forth elsewhere in this document, and should be read in conjunction with those Consolidated Financial Statements, the notes thereto and the discussion under "Operating and Financial Review and Prospects" included elsewhere in this report.

             STATEMENT OF OPERATIONS DATA - YEAR ENDED DECEMBER 31ST
              (IN THOUSANDS OF U.S. DOLLARS, EXCEPT PER SHARE DATA)


                                                           2001          2002          2003          2004          2005
                                                         -------        ------        ------        ------        -------
Sales
         Products                                         11,479         5,346         3,685         3,719          3,668
         Services                                            269           104           248           433            925
                                                         -------        ------        ------        ------        -------
                                                          11,748         5,450         3,933         4,152          4,593
                                                         -------        ------        ------        ------        -------
Cost of sales
         Products                                          3,988         1,819         1,174         1,587          1,450
         Services                                             22            22            21            22            315
                                                         -------        ------        ------        ------        -------
                                                           4,010         1,841         1,195         1,609          1,765
Inventory write off                                            -             -             -             -            639
Amortization of intangibles assets                             -           188           188           206            172
                                                         -------        ------        ------        ------        -------
                                                           4,010         2,029         1,383         1,815          2,576
                                                         -------        ------        ------        ------        -------

Gross profit                                               7,738         3,421         2,550         2,337          2,017
                                                         -------        ------        ------        ------        -------
Operating expenses:
Research and development, net                              9,148         5,235         3,243         5,474          4,363
Selling and marketing                                      6,301         3,599         2,314         1,909          2,763
General and administrative                                 1,834         1,075           919           805          1,748
                                                         -------        ------        ------        ------        -------

Total operating expenses                                  17,283         9,909         6,476         8,188          8,874
                                                         -------        ------        ------        ------        -------
Operating loss                                            (9,545)       (6,488)       (3,926)       (5,851)        (6,857)
Other income, net                                              -             -             -             -             24
Financial income, net                                        300           275           150           165            184
                                                         -------        ------        ------        ------        -------
Loss before income taxes                                  (9,245)       (6,213)       (3,776)       (5,686)        (6,649)
Tax benefit (income taxes)                                     -          (506)            -             -             19
Net Loss                                                  (9,245)       (6,719)       (3,776)       (5,686)        (6,630)

Accretion of redeemable convertible Preferred
shares                                                    (3,123)       (3,256)       (3,256)       (3,256)          (348)
Induced conversion of convertible Preferred shares             -             -             -             -        (17,406)
                                                         -------        ------        ------        ------        -------
Net loss attributable to common shareholders             (12,368)       (9,975)       (7,032)       (8,942)       (24,384)
                                                         -------        ------        ------        ------        -------

Basic and diluted net loss per Ordinary share             (33.42)       (26.96)       (19.00)       (24.16)        (34.05)
                                                         -------        ------        ------        ------        -------

Weighted average number of Ordinary shares used
in computing net loss per share-basic and diluted            370           370           370           370            792

BALANCE SHEET DATA - YEAR ENDED DECEMBER 31
(IN THOUSANDS OF U.S. DOLLARS, EXCEPT SHARE DATA)


                                   2001            2002           2003            2004             2005
                                 -------         -------         -------         -------         ---------
Cash and cash equivalents         20,719          16,914          13,934           9,260             5,138
Working capital                   22,607          17,315          14,400           9,595               925
Total assets                      30,775          22,960          18,572          13,538            22,442
Total liabilities                  3,972           3,035           2,640           2,878             9,579
Redeemable convertible            44,922          48,045          51,301          54,557                 -
Preferred shares
Capital stock                        108             108             108             116               155
Accumulated deficit              (16,540)        (26,697)        (34,017)        (42,568)          (49,546)
Total shareholders'
equity (deficiency)              (18,119)        (28,120)        (35,369)        (43,897)           12,863

Number of Ordinary
shares outstanding               370,059         370,059         370,059         370,059         4,661,627

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

THE OUTCOME OF THE BUSINESS COMBINATION WITH TDSOFT IS NOT YET KNOWN AND THERE IS NO ASSURANCE THAT THE BUSINESS COMBINATION WILL RESULT IN THE BENEFITS THE COMPANY CURRENTLY ANTICIPATES.

The main purpose for the business combination was the companies' belief that the combined company would be better positioned to offer competitive VoIP products to existing and prospective customers. Achieving the expected benefits of the business combination depends on the timely, efficient and successful integration of the operations and personnel of both companies. The challenges presented by the business combination include the successful development and promotion of unified strategy, procedures and policies, the ability to realize the synergies between the companies' products and to succeed in offering to current and prospective customers the combined company's products and the successful retention of talented employees who may suffer from uncertainties regarding their position in the combined company and changes in corporate culture. In addition, the integration is expected to require substantial attention from the combined company's management, which may result in the diversion of management resources from regular business concerns to integration considerations. The integration process may also result in the need to invest unanticipated additional cash resources, which may divert funds that the Company expects to use for working capital, including the pursuit of new business opportunities, and may force the Company to raise additional funds. If the businesses of the Company and Tdsoft are not successfully integrated, the benefits of the business combination will not be realized and, as a result, the combined company's operating results may be adversely affected. In addition, the success of the combined company depends to a great extent on its ability to successfully build customer confidence in the products of the Company and Tdsoft and offer a comprehensive solution and support to existing and potential customers. There is no assurance that the combined company will be successful in achieving and maintaining the foregoing.

THE COMPANY MAY LOSE CUSTOMERS AND BUSINESS PARTNERS DUE TO UNCERTAINTIES ASSOCIATED WITH THE BUSINESS COMBINATION.

Current and prospective customers and business partners of the Company and Tdsoft may experience uncertainty about their future relationships with the combined company. In particular, some of Tdsoft's business partners may be concerned about competition from the combined company and the companies' respective customers may be concerned about the combined company's continued supply of products and services and continued provision of customer service during the period of integration of the businesses of the Company and Tdsoft and in the future. There is currently no assurance that the combined company will continue supplying and servicing the companies' current products. If the combined company discontinues supplying or servicing any such current product, current customers of the Company and Tdsoft may terminate their relationship with us. The loss of any customer or business partner could adversely affect the Company's results of operations.

IF THE COMPANY FAILS TO MANAGE ITS POST-BUSINESS COMBINATION GROWTH EFFECTIVELY, ITS EXPENSES COULD INCREASE AND ITS MANAGEMENT'S TIME AND ATTENTION COULD BE DIVERTED.

As part of the business combination, the Company intends to broaden the scope of its operations. As a result, its business, results of operations and financial condition will be substantially harmed if it is unable to manage its expanding operations efficiently. The Company plans to continue to expand its sales and marketing, customer support and research and development organizations. Any future growth may place a significant strain on its management systems and resources. The Company's failure to manage its growth efficiently could increase its expenses and divert management's time and attention. In addition, the Company is likely to incur higher expenses during the initial period of integration of the operations and personnel of the Company and Tdsoft. These costs may be significant and may include expenses and other liabilities for or relating to:

     o    employee redeployment or relocation;

     o maintaining or subletting the leases of the Company's and Tdsoft's respective corporate headquarters (or any portions thereof);

     o    liquidating subsidiaries outside of Israel;

     o    relocation or disposition of excess equipment; and

     o establishing combined research and development facilities and information technology, or IT, infrastructure.

The integration costs that the Company incurs may negatively impact the financial condition of the Company and the market price of the Company's shares.

THE EXERCISE OF THE REGISTRATION RIGHTS GRANTED TO THE TDSOFT SHAREHOLDERS MAY RESULT IN A DECREASE OF THE TRADING PRICE OF THE COMPANY'S ORDINARY SHARES. IN ADDITION, THE REVERSE SPLIT OF THE COMPANY'S SHARES HAS RESULTED IN A SIGNIFICANT DECREASE IN THE NUMBER OF THE COMPANY'S SHARES OUTSTANDING, WHICH MAY ADVERSELY EFFECT THE LIQUIDITY AVAILABLE TO THE COMPANY'S SHAREHOLDERS.

None of the shareholders of the combined company are subject to any "lock up" arrangement with respect to their shares, and therefore all of them are free to sell their shares, subject to limitations imposed by applicable securities laws. For example, the Tdsoft shareholders may sell the Company shares they received pursuant to the business combination beginning on the first anniversary of the closing of the business combination, subject to volume limitations under US federal securities laws. In addition, at the closing of the business combination the Company granted certain registration rights to the Tdsoft shareholders, including without limitation the right to demand that the Company register their shares during a seven-year period commencing nine months following the closing of the business combination. The exercise of such registration rights may result in an offer of a large number of shares which may adversely affect the trading price of the Company's ordinary shares.

Immediately following the closing of the business combination, the Company effected a reverse split of the Company's shares in the range of 1-for-13, which has significantly decreased the number of the Company's shares outstanding and is likely to have an adverse effect on the liquidity available to the Company's shareholders.

THE COMPANY HAS TO RAISE ADDITIONAL FUNDS TO SUSTAIN ITS OPERATIONS, RESEARCH AND DEVELOPMENT AND SALES INFRASTRUCTURE, AS WELL AS THE INTEGRATION OF THE BUSINESSES OF THE COMPANY AND TDSOFT. THERE IS NO ASSURANCE THAT SUCH FUNDS CAN BE RAISED ON TERMS ACCEPTABLE TO THE COMPANY OR AT ALL. IF SUCH FUNDS ARE RAISED, THEN THE EXISTING SHAREHOLDERS OF THE COMPANY MAY SUFFER SUBSTANTIAL DILUTION.

As of December 31, 2005, the Company had $5.3 million in cash, cash equivalents and restricted cash. Such amount is sufficient only for a short period, and the Company needs to raise additional funds in order to finalize the integration of the companies' businesses and sustain and thereafter expand the Company's operations, research and development and sales infrastructure. There is no assurance that the Company's revenues will increase, and even if the revenues of the Company increase significantly, it will nevertheless have to raise additional funds in order to cover the cost of the integration of the Company's and Tdsoft's businesses and the cost of the Company's operations, research and development, sales and infrastructure. Prior to the business combination, the Company sought unsuccessfully financing; hence, additional financing, whether obtained through public or private debt or equity financing, may not be available to the Company or may not be available on terms acceptable to the Company. Although the Company is currently considering various ways to raise funds, there is no assurance that such funds will be raised on terms acceptable to the Company or at all. On April 18, 2006, our audit committee and board of directors approved a contingency plan that will be used by the Company if we fail to raise, by the end of the second quarter of 2006, the additional capital necessary for us to meet our anticipated cash needs for working capital and capital expenditures. The contingency plan provides for certain cost cut measures, which will enable us to finance our operations and to meet our capital obligations at least through December 31, 2006. The implementation of such cost cut measures (which include the postponement of certain research and development activities relating to the development of an integrated product and reductions in marketing and other activities) may have an adverse effect on our ability to pursue our business and effectively implement our business strategy and on our results of operations. If additional funds are raised through the issuance of equity securities, the ownership percentage of the Company's existing shareholders may be substantially diluted. Moreover, new investors in the Company may receive registration rights with respect to their shares, and upon registration of their shares there will be an increased number of our ordinary shares available for trading, which may adversely affect the trading price of our ordinary shares.

If additional funding is raised through debt instruments, the Company may become subject to various covenants, restrictions, pledges and other security interests that typically accompany debt funding, and there can be no assurance that the Company will be able to comply with such covenants and restrictions.

IN 2002 WE BEGAN DEVELOPING, AND IN 2004 WE BEGAN MARKETING, THE ESSENTRA PRODUCTS TO NEW CUSTOMERS IN NEW MARKETS. IN 2005 TDSOFT BEGAN MARKETING ITS TDGATE IP-V5 AND IP-303 AND TDMAX PRODUCTS. SINCE THE BUSINESS COMBINATION, THE COMPANY IS DEVELOPING PRODUCTS AND TECHNOLOGY LEVERAGING THE KNOW-HOW OF BOTH TDSOFT AND VOCALTEC. THERE IS NO ASSURANCE THAT WE WILL BE SUCCESSFUL IN OBTAINING AND MAINTAINING A SUFFICIENT MARKET SHARE FOR OUR PRODUCTS.

During 2002, VocalTec began developing the Essentra products, which are replacing the H.323 traditional products that were designed for the use of international long distance networks and carriers in emerging markets. The first version of the Essentra products during 2003 and a modular product approach of the Essentra product line was released during July 2004. The initial versions of the Essentra products were designed based on the then new softswitch architecture and standards, to approach the same markets and solutions as in our prior H.323 products. The Essentra products were designed to provide migration from H.323 networks to new, higher scale softswitch based networks. After commencing the development of the Essentra products, VocalTec identified a decrease in the demand for the traditional H.323 products, resulting, among other reasons, from a decrease in the prices of international long distance calls, which caused a sharp decrease in demand for solutions of the type that we offered. This raised concerns about whether there would be a demand for the new Essentra products, which, while using modern softswitch architecture, were nevertheless targeted to the declining market. After analyzing alternatives and witnessing the fast deployment of broadband Internet access to end users and the increased competition that wireline residential and enterprise services face from mobile telephony as well as from telephony services offered by cable operators, VocalTec anticipated that changes in the residential and enterprise wireline telephony services would be occurring in coming years. VocalTec expected this change to be in the form of replacement of legacy VoIP equipment, broadband carriers (also known as Class 5 switches) with modern softswitches and the offer of telephony services over broadband Internet available at an increasing number of homes. VocalTec therefore refocused its product development effort on the redesign of the Essentra products to cope with the much wider set of requirements of a Class 5 replacement softswitch, supporting legacy telephony, voice over broadband and hosted enterprise services. Targeted geographic markets were also changed. While the H.323 products were offered mainly in developing countries, the Class 5 replacement products were targeted initially at developed countries.

Through the acquisition of the assets of B-Connected in 2004, Tdsoft acquired the TAS product, which is a new generation DLC (Digital Loop Carrier - a product enabling the connection of a subscriber's phone to the carrier access network). Tdsoft developed the DLC to be a single sided VoIP device for the class 5 replacement market. The TdMAX product (which is the the successor of the TAS) is a line gateway device that connects POTS (Plain Old Telephone System) and ADSL modems to the network backbone over IP and VoIP technology.

During 2003, Tdsoft began developing the TdGATE products, a group of devices connected to a variety of infrastructure domains such as ATM, TDM and IP. Initially, such products were ATM-based interface that enabled voice over DSL extension to a Class5 switch, and during 2004 such products were enhanced with VoIP capabilities, to enable Class5 replacement using VoIP. The majority of the installations are with existing class 5 switches connected to deliver voice traffic to DSL based networks. The Hunt 8110 is an ATM edge device that is installed within the demarcation point between the ATM network and the IP network to deliver Ethernet services (which is a protocol commonly used in today's data networks). The TdGATE family design allows us to install the system in versatile environment to bring solutions to TDM to IP/ATM or ATM/IP to TDM networks.

We have encountered various challenges inherent to entering into a new business, including learning and understanding the new target markets, positioning our products in an already competitive market, creating and maintaining relationships with new suppliers, customers and other third parties and subjecting the products to testing and training of sales and marketing employees to enable them to successfully promote the sale of the Essentra, as well as the TdGATE IP and TdMAX products. This required the allocation of substantial resources.

Although we have conducted initial trials with respect to, and have received several small orders for, our Essentra, TdGATE IP and TdMAX products, some of these products (for example, our Essentra BAX product) are still subject to additional testing and modifications and have not yet been used extensively by customers, which prevents us from developing a track record that is crucial for the expansion and the development of additional sales channels for our new products. Essentially, our new products have not yet been fully field-tested by the market, and therefore the products' advantages have not yet been recognized and acknowledged by our target markets. Furthermore, unlike our traditional
H.323 and the TdGATE IP products, which were unique and the first of their kind to be introduced to the telecommunications market, our Essentra and TdMAX products compete with existing, comparable products of various companies, some of which have certain advantages over us, including the ability to manufacture the hardware components used in their solutions, access to prospective customers and an established market share.

In light of the foregoing, there is no assurance that we will be successful in obtaining and maintaining a sufficient market share for our Essentra, TdGATE IP and TdMAX new products.

WE HAVE ENCOUNTERED AND EXPECT TO CONTINUE TO ENCOUNTER VARIOUS CHALLENGES INHERENT TO ENTERING INTO A NEW BUSINESS AND THERE IS NO ASSURANCE THAT WE WILL BE SUCCESSFUL IN OVERCOMING SUCH CHALLENGES.

Due to the fact that we have been developing and offering new products, some of which are targeted at new customers in new markets, we have encountered and expect to continue to encounter various challenges. For example, customers of VOBB (Voice over Broad Band) service providers require various features products, which features are more complex than those offered through our traditional products. In addition, while seeking midsize carriers, being new to this market, we had to consider offering solutions to alternative small carriers as well, raising the need for flexibility and competitiveness within a wide range of solutions. Also, our solutions have to be inter-operable with offerings of various third parties, which results in a more complex and expensive development and upgrading of the products. Furthermore, in recent years we have witnessed an increasing competition in the VoIP market, resulting in declining prices, as VoIP has become a mainstream technology. One of the main challenges in penetrating the market with the products offered by VocalTec and Tdsoft relates to the ability to fulfill the full set of class features, when deployed either in conjunction with a Class5 softswitch from a partner vendor, or when offered as a stand-alone solution. In addition, price pressure and strong competition cause difficulties to the market penetration of such products. The TdMAX product faces stiff competition from Chinese vendors and we may not be able to compete in markets where the Chinese vendors sell at low prices. If unsuccessful at generating volume sales of this product, the cost structure will not enable us to be competitive in this market and we may consider divesting the TdMAX.

The TdGATE IP-V5 and TdGATE IP-303 gateways are targeted at the market for replacement of TDM class 5 softswitches while using legacy access connected via the V5 and GR303 protocols. Currently, the market has not yet adopted this concept and there is a possibility that carriers may choose not to replace the TDM switches prior to upgrading the legacy access to VoIP access therefore eliminating the need for these gateways.

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

Finally, the Class 5 replacement market is new and is in its early stages, which is reflected by carrier hesitation and long decision-making process as well as expectations for evaluation and trial phases prior to the purchase of the product. In addition, the ability to sell and promote the traditional Tdsoft products, which are highly dependent on the Class 5 replacement opportunity and are positioned to allow migrations of such networks from legacy to new networks, is effected by the early stage of the Class 5 replacement market. Some carriers prefer to take the overlay network approach, deploying a whole new network infrastructure side by side with the older network, instead of doing a replacement of the core or the access equipment. In such cases, the Tdsoft products are not required; however, the Essentra products can come into play in such cases with the offering of an NGN Class5 type solution, which can be installed as the overlay network.

There is no assurance that we will be successful in encountering the foregoing as well as other challenges in our attempt to offer our Essentra (which now include the Tdsoft TdGATE products and TdMAX products which are offered as additional products under the Essentra product line) to new customers in developed countries and to the channel partners of the combined company. A failure to successfully encounter such challenges may prevent us from obtaining and maintaining a sufficient market share, which may materially adversely affect our results of operations.

OUR ESSENTRA, TDGATE AND TDMAX PRODUCTS GENERALLY HAVE A LONG SALES CYCLE, WHICH INCREASES OUR COSTS IN OBTAINING ORDERS, REDUCES THE PREDICTABILITY OF OUR EARNINGS AND REQUIRES HIGHER WORKING CAPITAL

Our Essentra, TdGATE and TdMAX products are technologically complex and are typically intended for use in solutions that may be critical to the business of our customers. Prospective customers for such products generally must make a significant commitment of resources to test and evaluate products and to integrate them into their solutions. As a result, the sales process for such products is long and often subject to delays associated with lengthy approval processes that typically accompany the design and testing of our customers' solutions. The sales cycles of our products to new customers currently average 6 to 12 months from the time we make a proposal to a customer until the time the customer begins using the relevant product in production mode. This requires us to invest significant resources to make sales, which increases our costs in obtaining orders and reduces the predictability of our sales. In addition, in some cases we need to finance the equipment that we install in our customers' premises during the period of installment, testing and approval of the equipment, which requires us to allocate working capital for the period of such financing. Furthermore, in many cases the sale of our products is conditioned upon a trial period during which the products are installed at the customers' premises, which installation requires an investment by us of capital and manpower, without assurance that the customers will purchase the products.

Long sales cycles also subject us to risks not usually encountered by companies whose products have short sales cycles, complicating our planning processes and reducing the predictability of our earnings. These risks include:

     o a pre-sale trial procedure intended for defining customers' needs, which involves additional costs;

     o the potential cancellation of orders based on our customers` changing budgetary constraints; and

     o the shift in orders expected in one quarter to another quarter because of the timing of our customers` procurement decisions.

BECAUSE MANY OF OUR CURRENT AND PLANNED PRODUCTS ARE HIGHLY COMPLEX, THEY MAY CONTAIN DEFECTS OR ERRORS THAT ARE DETECTED ONLY AFTER DEPLOYMENT IN COMMERCIAL APPLICATIONS. MOREOVER, OUR CUSTOMERS MAY BUNDLE OUR PRODUCTS WITH THE PRODUCTS OF OTHER PROVIDERS THAT CONTAIN DEFECTS THAT ARE WHOLLY UNRELATED TO OUR PRODUCTS. IN EITHER INSTANCE, IF THIS OCCURS, IT COULD HARM OUR REPUTATION AND RESULT IN REDUCED REVENUES OR INCREASED EXPENSES.

Our products are highly complex and may contain undetected defects, errors or failures. These products can only be fully tested when deployed in commercial applications and other equipment. Consequently, our customers may discover errors after the products have been deployed. The occurrence of any defects, errors or failures could result in:

          o    product returns, repairs or replacements;

          o    cancellation of and reduction in orders;

          o uncollectible accounts receivable and delays in collecting accounts receivable;

          o    diversion of our resources;

          o    legal actions by our customers or our customers' end users;

          o    increased insurance costs; and

          o    other losses to us or to our customers or end users.

Any of these occurrences could also result in the loss of or delay in market acceptance of our products and loss of sales, which would harm our business and adversely affect our results of operations. There can be no assurance that, despite testing by us or by our customers, errors will not be found in our products after commencement of commercial deployment. We have from time to time experienced defects in our products and expect to experience defects in the future. We may in the future incur costs associated with warranty claims. Because the trend in our industry is moving toward even more complex solutions and products in the future, this risk will intensify over time and may result in increased expenses.

In addition, our customers may bundle, incorporate or connect our products into or to complex systems that contain errors or defects that are wholly unrelated to our products. Such occurrences may result in undue delays or cancellations of the implementation of our customers' bundled products and services. In such cases, our reputation could be harmed and our results of operations could be adversely affected, which could result in reduced revenues or increased expenses.

WE DEPEND ON THE ABILITY OF OUR CHANNELS AND BUSINESS PARTNERS WHO PURCHASE OUR PRODUCTS TO ACHIEVE BROAD MARKET ACCEPTANCE FOR THEIR PRODUCTS. IF THESE CHANNELS AND BUSINESS PARTNERS DO NOT SUCCEED IN SELLING THEIR PRODUCTS, THIS WILL REDUCE DEMAND FOR OUR PRODUCTS AND OUR REVENUES WILL BE ADVERSELY AFFECTED.

Tdsoft's products are normally sold through other vendors, system integrators and business partners, who repackage or resell the Tdsoft products under their own private label to consumers or incorporate the Tdsoft products into their own products, which are then sold to end customers (rather than selling our products directly to carriers). We plan to use these channels to promote the sale of Essentra and future products. To achieve this, we will have to allocate resources to train such channels as to the use of our Essentra products, resulting in additional costs increased by us and additional time until sales by our channels of our Essentra products will be feasible. We are dependent upon the success of our customers and business partners and the broad market acceptance of their products. To the extent that our channels and business partners are unsuccessful in selling our products, our revenues and operating results will be adversely affected.

WE HAVE EXPERIENCED AND MAY CONTINUE TO EXPERIENCE SIGNIFICANT FLUCTUATIONS IN OUR QUARTERLY RESULTS, WHICH MIGHT MAKE IT DIFFICULT FOR INVESTORS TO MAKE RELIABLE PERIOD-TO-PERIOD COMPARISONS AND MAY CONTRIBUTE TO VOLATILITY IN THE MARKET PRICE OF OUR ORDINARY SHARES.

The operating results of each of VocalTec (prior to the business combination) and Tdsoft have fluctuated and may continue to fluctuate from period to period for a number of reasons. Although during the years 2003 through 2005 we witnessed a general improvement in the market for telecommunication equipment, due to the past volatility of this market we cannot predict the duration or extent of any recovery in this market or the impact it may have on our revenues or results of operations.

There are several market conditions that could continue to cause our customers and potential customers to be conservative in their spending:

     o The VoIP market for telecommunications carriers is experiencing a shift from H.323 technology to softswitch technology, from current Time Division Multiplexing, or TDM, networks to the innovative services delivered by Next Generation VoIP Networks, or NGNs, resulting in a transitional period for many VoIP vendors, including our company.

     o Large carriers are showing an increased interest in migrating their Public Switch Telephone Networks, or PSTNs, to VoIP softswitch based networks, and there is still uncertainty with respect to the extent and timing of shifting PSTNs to VoIP softswitch networks.

     o As a result of our long sales cycle (described above), we may need extended time to build up an order backlog.

     These factors make the forecasting of sales inherently uncertain. Significant annual and quarterly fluctuations in our results of operations may also be caused by, among other factors, the timing and composition of orders from our customers, reduced prices for our products, the economic viability and credit-worthiness of our customers, the collectability of our receivables (some of which are recognized on a cash basis), the timing of new product announcements and releases by both our company and our competitors.

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

EACH OF VOCALTEC (PRIOR TO THE BUSINESS COMBINATION) AND TDSOFT HAS INCURRED SIGNIFICANT HISTORICAL OPERATING LOSSES AND THERE IS NO ASSURANCE THAT THE COMPANY WILL NOT CONTINUE TO INCUR OPERATING LOSSES.

Since its incorporation in 1989, VocalTec (prior to the business combination) has had limited sales and has incurred significant operating losses. VocalTec (excluding the results of operations of Tdsoft) had operating losses in 2005, 2004 and 2003 of $9.5 million, $13.2 million and $8.1 million, respectively. In 2005, 2004 and 2003, Tdsoft had operating losses of approximately $6.4 million, $5.9 million and $3.9 million, respectively. The Company may continue to incur operating losses in the future due to, among other reasons, (i) the fact that the new Essentra products and the TdGATE IP-VS and IP-303 and the TdMAX products have only recently been offered in new target markets to new customers and has not yet obtained a substantial market share of the VoIP broadband business and
(ii) the integration of the businesses of VocalTec and Tdsoft, which will require the allocation of substantial resources. To achieve profitability and increased sales levels, the Company must, among other things, establish and increase market demand and acceptance of its products respond effectively to competitive pressures, offer high quality customer service and support, and introduce advanced versions, enhancements and new products that meet market needs on a timely basis.

The Company may continue to incur operating losses in 2006 and thereafter if revenues are insufficient to cover sales and marketing, research and development, administrative and other expenses. If revenue levels do not sufficiently increase, operating results will be adversely affected because any reduction in expenses may not sufficiently cover reduction in revenues. There is no assurance that the Company will achieve or sustain significant sales or profitability in the future.

IF NGN VOIP BASED CARRIER MARKETS FOR OUR PRODUCTS AND TECHNOLOGY FAIL TO GROW, OR OUR PRODUCTS FAIL TO ACHIEVE MARKET ACCEPTANCE, OUR BUSINESS WILL BE ADVERSELY AFFECTED.

The markets for our Essentra, TdMAX and TdGATE products are relatively new and are rapidly evolving technologically. Our products compete with similar products and services developed by our competitors, some of which have greater market share and acceptance as well as greater resources to develop and promote such products. Sales of VoIP products have fluctuated and have been generally unpredictable, as fluctuation in demand for voice infrastructure products is dependent on the customers establishing and/or expanding their networks. As is typical in the case of an evolving industry, demand and market acceptance for recently introduced technology products and services are subject to a high level of uncertainty. Furthermore, there is uncertainty as to whether, when and the pace at which the VoIP market will further increase. Broad market demand and acceptance of our technology, products and solutions, including our Essentra, TdMAX and TdGATE products, and interoperability of such products with other VoIP products are very important to our success and to our ability to generate revenues.

Market demand and acceptance of our technology, products and solutions will be highly dependent on functionality, interoperability, reliability, stability and performance, as well as on external factors beyond our control such as the development of the VoIP market, including the Voice over Broadband and Class 5 replacement, the introduction of competing products or technologies into the market and the stability and bandwidth of those networks. There can be no assurance that packet based voice networks will become widespread, that connections between Internet Protocol, or IP, networks and PSTNs will become widespread or that our products and solutions, including our Essentra, TdMAX and TdGATE products, will generate sales or gain market acceptance. The adaptation process of connecting IP networks and PSTNs can be time consuming and costly to both us and our customers and the acceptance of the product or system may depend, to a substantial extent, on the success of the adaptation. There can be no assurance that the market for our products and services will grow above current levels, that our products and solutions will achieve market acceptance or that other, competitive products will not achieve better acceptance in the market. If the market does not grow above current levels, or if our products and solutions do not achieve market acceptance, our business, financial condition and results of operations will be materially adversely affected.

IF OUR RELATIONSHIPS WITH OUR KEY CUSTOMERS ARE TERMINATED, OUR REVENUES WILL DECLINE AND OUR BUSINESS WILL BE ADVERSELY AFFECTED.

During 2003, the two main customers of VocalTec (prior to the business combination), Deutsche Telekom and its T-Systems subsidiary and DataAccess (India) Limited, or DataAccess, accounted for 52% and 22% of the sales of VocalTec (prior to the business combination), respectively. In 2004, DataAccess, which accounted for 6% of the sales of VocalTec (prior to the business combination) in that year, experienced financial difficulties. Deutsche Telekom and its T-Systems subsidiary accounted for 31% of the sales of VocalTec (prior to the business combination) in 2004. In addition, in 2004, Intelecom San Marino accounted for 12% of the sales of VocalTec (prior to the business combination). The loss of DataAccess, one of the two largest customers in 2003 and in 2002, as well as the decrease in revenues from Deutsche Telekom and its T-Systems subsidiary had an adverse effect on the results of operations of VocalTec (prior to the business combination). During 2003, the three main customers of Tdsoft (prior to the business combination), TNN Networks, Graybar and Lucent, accounted for 20%, 18% and 12% of the sales of Tdsoft (prior to the business combination), respectively. During 2004, the four main customers of Tdsoft (prior to the business combination), OG Vodafone, Graybar, ECI and VoIP Pty Ltd., accounted for 13%, 12%, 11% and 10% of the sales of Tdsoft (prior to the business combination), respectively. During 2005, the two main customers of Tdsoft (prior to the business combination), Lucent and OG Vodafone, accounted for 18% and 16% of the sales of Tdsoft (prior to the business combination), respectively. If for any reason, our relationship with Deutsche Telekom, Intelecom San Marino, Lucent or OG Vodafone is terminated, or if either of these key customers reduces purchases of our products or maintenance or replaces an existing equipment in its networks with competing products, then our business, financial condition and results of operations would be materially adversely affected. The impact of the termination or reduction of our key customer relationships would be intensified if we are unable to establish and increase sales to other customers in order to offset this termination or reduction.

WE DEPEND ON THIRD PARTIES FOR THE SUPPLY AND QUALITY OF COMPONENTS REQUIRED FOR THE MANUFACTURE OF OUR PRODUCTS, AND ANY DELAY OR DISRUPTION IN THE SUPPLY OF THESE PRODUCTS WILL ADVERSELY AFFECT OUR RESULTS.

We depend on third parties for the manufacture, supply and support of certain hardware and software components that are integrated into our Essentra, TdMAX and TdGATE products (including IBM BladeCenterT platform and blades, Intel signaling gateways, AudioCodes media gateways, TTI Telecom software and various other suppliers for gateway platforms, voice processing chips, DSP software, SIP software and SS7 Software). Following the sale and installation of our products, we rely on our hardware and software suppliers (to varying extents) for maintenance and service that we provide to our customers. To that end, our agreements with our suppliers include obligations of our suppliers to provide us with certain levels of service and maintenance, as well as restrictions on the right of the supplier to discontinue the manufacture of the hardware components we purchase from them. We depend on third party suppliers for certain key components, however, we do not have a long-term supply contract with our suppliers, and, to date, we did not yet establish a relationship with alternate suppliers of such components. In addition, manufacturing problems may occur with these third parties. A supplier may fail to develop and supply products and components to us on a timely basis, or may supply us with products and components that do not meet our quality, quantity or cost requirement, or may cease to provide support with respect to the hardware and software purchased by the Company; therefore, we face the risk of inadequate component supply, price increases, late deliveries, poor component quality and failure in the availability and level of support and maintenance, as any supplier may terminate its relationships with us or pursue other relationships with our competitors. If we were to lose our relationship with these suppliers, the lead time required to qualify new suppliers could be as long as four months. Also, if we lose our single suppliers or these suppliers are otherwise unable to satisfy our volume and delivery schedule requirements, it may be difficult to locate alternative suppliers that are able to develop, manufacture, deliver and provide service and maintenance with respect to the specialized components we need for our products in the desired lead times and quality. In addition, if the processes that our suppliers use to manufacture products and components are proprietary, we may be unable to obtain comparable components from alternative suppliers.

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

Our results could be adversely affected by factors such as lack of market acceptance of our products, development or manufacturing delays, and delays in customer purchases of products in anticipation of the introduction of new products and the rapidly changing landscape of emerging standards.

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

THE MARKET PRICE OF OUR ORDINARY SHARES MAY BE VOLATILE AND INVESTORS MAY NOT BE ABLE TO RESELL THEIR SHARES AT OR ABOVE THE PRICE PAID, OR AT ALL. IN ADDITION, IF WE ARE UNABLE TO MAINTAIN THE LISTING OF OUR ORDINARY SHARES ON THE NASDAQ CAPITAL MARKET, IT WILL BE MORE DIFFICULT FOR OUR SHAREHOLDERS TO SELL THEIR SHARES.

In addition to our significant operating losses, generally depressed economic conditions have adversely affected our share price and trading volumes in recent years. Our ordinary shares were initially quoted on the Nasdaq National Market in 1996. In December 2002 we transferred to the Nasdaq Capital Market, in July 2003 we transferred back to the Nasdaq National Market, and in April 2005 we transferred back to the Nasdaq Capital Market, where our shares continue to be listed under the trading symbol VOCL. We transferred back to the Nasdaq Capital Market in April 2005 because we no longer satisfied the minimum stockholders' equity continued listing requirement of the Nasdaq National Market. In August 2005, we received a notice from Nasdaq Capital Market that we were not in compliance with the Nasdaq Capital Market shareholders equity continuing listing requirement, and in November 2005 (simultaneously and in conjunction with the consummation of the business combination) we re-listed our ordinary shares on the Nasdaq Capital Market. Certain of the initial listing requirements of Nasdaq Capital Market were met due to consummation of the business combination. If we are unable to maintain the listing of our ordinary shares on the Nasdaq Capital Market, due to our non-compliance with certain continued listing requirements of the Nasdaq Capital Market, it will be more difficult for our shareholders to sell their shares.

Additional factors that could cause the market price of our ordinary shares to further decrease significantly include the loss of any of our major customers or key personnel, new product developments or enhancements by our competitors, sales of our securities by our shareholders, quarterly fluctuations in actual or anticipated operating results, continued significant operating losses, market conditions in the industry, law suits against the Company, its officers or directors, analysts reports, announcements by competitors, regulatory actions or other events or factors, including the risk factors described herein and general economic conditions. In the past, following decreases or volatility in the market price of a company's securities, securities class action litigation has often been instituted. Such litigation could result in substantial costs and a diversion of management's attention and resources, which would have a material adverse effect on our business, operating results and financial condition.

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

POLITICAL, ECONOMIC AND MILITARY CONDITIONS IN DOMESTIC OR FOREIGN LOCATIONS, INCLUDING ISRAEL, COULD NEGATIVELY IMPACT OUR BUSINESS.

Most of our operations are conducted in the State of Israel. Although virtually all of our sales currently are made to customers outside Israel, we are nonetheless directly influenced by the political, economic, military and other conditions in and around Israel and in other countries in which our business is located or in which our products are sold. In addition, any major hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners could have a material adverse effect on our business, financial conditions or results of operations.

Accordingly, political, economic and military conditions in Israel may directly affect our business. Since the State of Israel was established in 1948, a number of armed conflicts have occurred between Israel and its Arab neighbors. Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners, or a significant downturn in the economic or financial condition of Israel, could adversely affect our operations and product development, cause our revenues to decrease and adversely affect the share price of publicly traded companies having operations in Israel, such as us. Although Israel has entered into various agreements with Egypt, Jordan and the Palestinian Authority, there has been an increase in unrest and terrorist activity, which began in September 2000 and has continued with varying levels of severity into 2006. The recent election of representatives of the Hamas movement to a majority of seats in the Palestinian Legislative Council may create additional unrest and uncertainty. Furthermore, several countries, principally in the Middle East, still restrict doing business with Israel and Israeli companies, and additional countries may impose restrictions on doing business with Israel and Israeli companies if hostilities in Israel increase. These restrictions may limit materially our ability to sell our solutions to companies in these countries.

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

WE ARE DEPENDENT UPON THE CONTINUED EMPLOYMENT OF KEY PERSONNEL.

Our future success depends to a significant extent upon the continued active participation of our directors, senior executive officers, management members and other key employees. The loss of the services of any such person could have a material adverse effect on our business. These persons are not bound by employment agreements for any specific term. The loss of the services of any of these persons may adversely affect the development and sales of our products, and the management of our company. Our success is also dependent upon our continuing ability to attract and retain highly qualified personnel and key engineers and sales and marketing personnel, to perform research and development, commercialize products, and perform the sales and marketing functions required to bring these products to the market. There can be no assurance that we will continue to attract and retain such personnel.

OUR INTERNATIONAL OPERATIONS EXPOSE US TO THE RISKS INHERENT IN CONDUCTING BUSINESS IN INTERNATIONAL MARKETS.

A substantial portion of our sales is in international markets. In addition, a portion of our research and development operations is outsourced to subcontractors in Ukraine and Bulgaria. There are certain risks inherent in conducting business in international markets, including unexpected changes in regulatory requirements, export restrictions, homologation certifications, tariffs and other trade barriers, difficulties in staffing and managing foreign operations, longer payment cycles, credit-worthiness of potential customers, and political instability, all of which can adversely impact the success of our international operations. Specifically with respect to Ukraine and Bulgaria, each of them is still economically and politically unstable, suffers from exchange rate and inflation fluctuations, political and criminal corruption, and lack of commercial experience and unpredictability of the civil justice system. There can be no assurances that one or more of such factors will not have a material adverse effect on our international operations and, consequently, on our business, financial condition or results of operations.

WE MAY BE UNABLE TO ADEQUATELY PROTECT OUR PROPRIETARY RIGHTS, WHICH MAY LIMIT OUR ABILITY TO COMPETE EFFECTIVELY. IN ADDITION, WE MAY ENGAGE IN RESEARCH AND DEVELOPMENT PROJECTS IN WHICH WE DEVELOP CERTAIN INTELLECTUAL OR OTHER PROPRIETARY PROPERTY WITH THIRD PARTIES, AND THERE IS NO ASSURANCE THAT WE WILL OWN ANY SUCH INTELLECTUAL OR OTHER PROPRIETARY PROPERTY.

Our success is dependent, to a certain extent, upon our proprietary technology. We currently rely on a combination of trade secret, patent, copyright and trademark law, together with non-disclosure, contractual licensing restrictions, and invention assignment agreements, to establish and protect the proprietary rights and technology used in our products. There can be no assurance, however, that such measures will provide commercially significant protection for our proprietary technology, that competitors will not develop products with features based upon, or otherwise similar to, our products or that we will be able to prevent competitors from selling similar products. In addition, our ability to adequately protect our proprietary rights in Ukraine and Bulgaria (where a portion of our research and development operations to is outsourced subcontractors) is further unclear due to their political instability and the fact that the protection of intellectual properties in eastern European countries has traditionally been difficult to achieve.

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

Furthermore, we may engage in the future in joint research and development projects with third parties. The ownership of any intellectual or other proprietary property developed in such projects shall be negotiated with such third parties. There is no assurance that we will own any such intellectual or other proprietary property. For example, during 2005 Tdsoft and Nuera commenced developing, as part of a joint project, certain hardware and software of a VoIP gateway platform. Following completion of the project, each of Tdsoft and Nuera will add its application software on top of the platform, to further develop it into a generally available product, targeting various gateway applications. Both companies have full ownership rights with respect to the platform, including intellectual property, manufacturing and marketing rights. In connection with the project, Tdsoft has been engaged by Nuera to develop certain application software that will integrate with the platform. The intellectual property rights of this application software shall be owned solely by Nuera.

WE MAY NOT BE ABLE TO ENFORCE AGAINST OUR EMPLOYEES AND SUBCONTRACTORS COVENANTS NOT TO COMPETE AND THEREFORE MAY BE UNABLE TO PREVENT OUR COMPETITORS FROM BENEFITING FROM THE EXPERTISE OF SOME OF OUR FORMER EMPLOYEES AND
SUBCONTRACTORS.

We currently have non-competition clauses in the employment agreements of nearly all of our employees, including all of our key employees. The provisions of such clauses prohibit our employees, if they cease working for us, from directly competing with us or working for our competitors. Recently, Israeli courts have required employers, seeking to enforce non-compete undertakings against former employees, to demonstrate that the competitive activities of the former employees will cause harm to one of a limited number of material interests of the employer recognized by the courts (for example, the confidentiality of certain commercial information or a company's trade secrets). In the event that any of our employees chooses to work for one of our competitors, we may be unable to prevent our competitors from benefiting from the expertise of our former employees obtained from us, if we cannot demonstrate to the court that we would be harmed.

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

Our marketing strategy includes sales through channel partners, distributors and resellers, as well as direct sales by our own sales force. There is no assurance that we will be successful in extending the terms of our various channel, distribution and reselling agreements or in establishing similar relationships with other entities if our current channel, distribution and reselling agreements are not extended, and changes in our relationships with our channels, suppliers, distributors, value added resellers and agents, or other changes to their respective businesses could have a material adverse effect on our business, financial condition or results of operations.

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

OUR PRINCIPAL SHAREHOLDERS, INCLUDING OUR EXECUTIVE OFFICERS AND DIRECTORS, ARE ABLE TO INFLUENCE MATTERS REQUIRING SHAREHOLDER APPROVAL.

As of March 31, 2006 our principal shareholders, including our directors and certain executive officers, beneficially owned more than 59% of the outstanding ordinary shares of our company (including options that are exercisable on the date hereof or within 60 days after the date hereof). As a result, such shareholders together have the ability to significantly influence the election of our directors and most corporate actions.

OUR EARNINGS WILL BE ADVERSELY AFFECTED DUE TO COMPLIANCE WITH NEW ACCOUNTING POLICIES RELATING TO THE EXPENSING OF STOCK OPTIONS.

We are required to prepare financial statements in accordance with the Financial Accounting Standards Board's (FASB) recently issued accounting standard SFAS No. 123(R), "Shared-Based Payment." SFAS No. 123(R) requires the fair value of all equity-based awards granted to employees to be recognized in financial statements beginning in the first quarter of 2006. The result is that we will be required to record an expense with respect to stock option grants, even if the exercise price of the stock options is equal to the market price of the underlying shares on the date of grant. The adoption of SFAS No. 123(R) will have a material adverse effect on our results of operations, although it will have no impact on our overall financial position or cash flows. SFAS No. 123(R) also requires the benefits of tax deductions in excess of recognized compensation cost to be reported as a financing cash flow, rather than as an operating cash flow as required under current literature. This requirement will reduce net operating cash flows and increase net financing cash flows in periods after adoption. The impact will depend on our levels of share-based payments granted in the future, among other things. See also Item 5 - Operating and Financial Review and Prospects - Critical Accounting Policies.

CERTAIN PROVISIONS OF OUR ARTICLES OF ASSOCIATION AND ISRAELI LAW COULD DELAY, HINDER OR PREVENT A CHANGE IN OUR CONTROL.

Our articles of association contain provisions which could make it more difficult for a third party to acquire control of us, even if that change would be beneficial to our shareholders. Specifically, our articles of association provide that our board of directors is divided into three classes, each serving three-year terms. In addition, certain provisions of the Israeli Companies Law of 1999, or the Companies Law, could also delay or otherwise make more difficult a change in our control. The provision of the Companies Law relating to mergers and acquisitions are discussed in greater detail in Item 10 - Additional Information.

OUR UNITED STATES INVESTORS COULD SUFFER ADVERSE TAX CONSEQUENCES IF WE ARE CHARACTERIZED AS A PASSIVE FOREIGN INVESTMENT COMPANY.

As more fully described in Item 10 - Additional Information - Taxation and Government Programs, we could be characterized, for United States income tax purposes, as a passive foreign investment company ("PFIC"). Such characterization could result in adverse United States tax consequences to U.S. Holders (as defined in Item 10 - Additional Information - Taxation and Government Programs). Our status as a PFIC could cause, among other things, any gain recognized on the sale or disposition of our ordinary shares to be treated as ordinary income for U.S. Holders. Although we do not believe that we should have been characterized as a PFIC for any tax year through and including 2005, there can be no assurance that the United States Internal Revenue Service will agree with this conclusion. Furthermore, there can be no assurance that we will not be a PFIC in the future. For further discussion of the consequences of our possible PFIC status, please refer to Item 10 - Additional Information - Taxation and Government Programs.

THE TAX AND OTHER BENEFITS AVAILABLE TO US FROM ISRAELI GOVERNMENT PROGRAMS MAY BE DISCONTINUED OR REDUCED AT ANY TIME, WHICH WOULD LIKELY INCREASE OUR TAXES IN THE LONG TERM AND OUR NET RESEARCH AND DEVELOPMENT EXPENSES.

We benefit from certain tax and other benefits, particularly as a result of the "Approved Enterprise" status of certain existing facilities and approved programs from the Government of Israel. In addition, we benefit from participation by the Office of the Chief Scientist of the State of Israel (the "Chief Scientist") in certain of our research and development projects. To be eligible for these participations and tax benefits, we must continue to meet certain conditions, including, with respect to the tax benefits, making certain specified investments in fixed assets. There can be no assurance that such participations and tax benefits will be continued at their current levels or otherwise. The termination or reduction of certain tax benefits (particularly benefits available to us as a result of the "Approved Enterprise" status of certain of our existing facilities and approved programs) could have a material adverse effect on our business, financial condition or results of operations (this risk is offset to a certain extent due to the fact that to date we have accrued significant losses, and therefore taxes will become due with respect to our income only after such income exceeds our accumulated losses). The termination or reduction of the participation of the Chief Scientist in research and development projects could increase our net research and development expenses or limit or terminate certain research and development projects. In addition, when we become subject to the obligation to pay royalties to the Chief Scientist with respect to products developed by us through the use of Chief Scientist grants, such royalty payment obligation will continue even if we receive no additional, or reduced, grants from the Chief Scientist.

WE MAY BE ADVERSELY AFFECTED IF THE RATE OF INFLATION IN ISRAEL EXCEEDS THE RATE OF DEVALUATION OF THE NEW ISRAELI SHEKEL (NIS) AGAINST THE DOLLAR.

A significant portion of our sales are made outside of Israel in dollars and we incur a significant portion of our expenses in NIS. The cost of our operations in Israel, as expressed in dollars, is influenced by the extent to which any increase in the rate of inflation is not offset by the devaluation of the NIS in relation to the dollar. During the calendar years 2003, 2004 and 2005 the annual rate of inflation (deflation) was (1.9%), 1.2% and 2.4%, respectively. In 2003 and 2004, the NIS was appreciated against the dollar by 7.6% and 1.6%, respectively, and devalued against the dollar by 6.8% in 2005. Although to date we have not purchased forward currency options to decrease our exchange rate risk, we may do so in the future, to the extent we deem it advisable.

IT MAY BE DIFFICULT TO PURSUE AN ACTION IN THE U.S. OR TO ENFORCE A U.S. JUDGMENT, INCLUDING ACTIONS OR JUDGMENTS BASED UPON THE CIVIL LIABILITY PROVISIONS OF THE U.S. FEDERAL SECURITIES LAWS, AGAINST US AND OUR EXECUTIVE OFFICERS AND DIRECTORS, OR TO ASSERT U.S. SECURITIES LAWS CLAIMS IN ISRAEL.

     Most of our directors and officers are not residents of the United States and most of their assets and our assets are located outside the United States. Without a consent to service of process, additional procedures may be necessary to serve individuals who are not U.S. residents. Therefore, it may be difficult to serve process on those directors, officers who are not U.S. residents, in order to commence any lawsuit against them before a U.S. court, including an action based on the civil liability provisions of U.S. federal securities laws.

     An investor also may find it difficult to enforce a U.S. court judgment in an Israeli court, including a judgment based on federal securities laws. In accordance with the Israeli Law on Enforcement of Foreign Judgments, 5718-1958, and subject to certain time limitations, an Israeli court may declare a foreign civil judgment enforceable only if it finds that:

     o the judgment was rendered by a court which was, according to the laws of the state of the court, competent to render the judgment;

     o    the judgment may no longer be appealed;

     o the obligation imposed by the judgment is enforceable according to the rules relating to the enforceability of judgments in Israel and the substance of the judgment is not contrary to public policy; and

     o    the judgment is executory in the state in which it was given.

Even if these conditions are satisfied, an Israeli court will not enforce a foreign judgment if it was given in a state whose laws do not provide for the enforcement of judgments of Israeli courts (subject to exceptional cases) or if its enforcement is likely to prejudice the sovereignty or security of the State of Israel. An Israeli court will also not declare a foreign judgment enforceable if:

     o    the judgment was obtained by fraud;

     o    there is a finding of lack of due process;

     o the judgment was rendered by a court not competent to render it according to the laws of private international law in Israel;

     o the judgment is in conflict with another judgment that was given in the same matter between the same parties and that is still valid; or

     o at the time the action was instituted in the foreign court, a suit in the same matter and between the same parties was pending before a court or tribunal in Israel.

An investor may also find it difficult to bring an original action in an Israeli court to enforce liabilities based upon the U.S. federal securities laws against us, or against our directors and officers. Israeli courts may refuse to hear a claim based on a violation of U.S. securities laws and rule that Israel is not the most appropriate forum in which to bring such a claim. In addition, even if an Israeli court agrees to hear such a claim, it may determine that Israeli law and not U.S. law is applicable to the claim. If U.S. law is found to be applicable, the content of applicable U.S. law must be proved as a fact, which can be a time-consuming and costly process.

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

ITEM 4. INFORMATION ON THE COMPANY

4A.  HISTORY AND DEVELOPMENT OF THE COMPANY.

Our corporate name is VocalTec Communications Ltd. for both legal and commercial purposes. VocalTec was organized under the laws of the State of Israel in 1989 and is subject to the Companies Law. In November 2005, we consummated a business combination with Tdsoft and the shareholders of Tdsoft, pursuant to which the Company acquired all of the issued and outstanding share capital of Tdsoft and as consideration issued to the Tdsoft shareholders ordinary shares that constituted, immediately following such issuance, 75% of the issued and outstanding share capital of the Company. Following consummation of the transaction, Tdsoft became a wholly-owned subsidiary of the Company. Tdsoft was organized under the laws of the State of Israel in April 1994. Our principal executive offices are located at 60 Medinat HaYehudim Street, Herzliya Pituach, 46140, Israel, and the telephone number at that location is +972-9-970-3888. Our website is http://www.vocaltec.com. Our wholly owned U.S. subsidiary, VocalTec Communications, Inc., is our agent in the United States and its offices are located at 1732 Southampton Drive Carrollton, TX 75007.

We are a provider of carrier-class multimedia and voice-over-IP solutions for communication service providers. We provide trunking, peering, access gateway and service delivery solutions that enable flexible deployment of next-generation networks (NGNs). We implement and support advanced telecom solutions, specializing in the smooth migration of voice networks from legacy networks to next generation, IP based networks. Designed for easy integration in multi-vendor environments, our solutions handle media processing, signaling, security and service creation within state-of-the-art NGN networks. Our SIP-based solutions support a variety of protocols, including Megaco/H.248, MGCP, H.323, ELCP, V5.2 and GR-303, and incorporate key elements of IMS (IP Multimedia Subsystem) architecture.

During 2002, we began developing our Essentra products, which replaced our H.323 traditional products that were designed for the use of international long distance networks and carriers in emerging markets. We released the first version of the Essentra products during 2003 and a modular decomposition of the Essentra product line during July 2004. The Essentra products were designed to provide migration from H.323 networks to new, SIP-based networks. During 2004, we refocused our product development efforts on the redesign of the Essentra products to cope with the much wider set of requirements of a Class 5 replacement softswitch, supporting legacy telephony, voice over broadband and hosted enterprise services. We initiated marketing efforts in order to position the Company as a provider of solutions for the Class 5 market. In addition, instead of targeting developing countries (as with our traditional H.323 products), our new Essentra products were also designed for developed countries.

During 2005, there were initial deployments and field trials of the Essentra products as separate modules, including Essentra CX, EX and BAX to new and existing customers. Tdsoft's sales of products in 2005 included the TdGATE, TdMAX, TAS, Hunt and Proxi products that are a range of broadband and narrowband gateways. The TdGATE, first deployed in year 2000 supporting Voice over ATM, has evolved to support voice over IP, supporting Megaco/H.248, MGCP, V5.2 and GR303.

The primary reason for the business combination with Tdsoft was the belief of both companies that there are significant synergies between the companies' products and that the combined company will be better positioned to provide to customers a solution for their migration and implementation of next generation packet based networks and service offering. Tdsoft's products include access gateways, specializing in the transition of networks from TDM (Time Division Multiplexing) to ATM (Asynchronous Transfer Mode) and to IP infrastructure, using access protocols such as V5.1/V5.2/GR303, ELCP, MGCP and Megaco/H.248 whereas VocalTec's Essentra products focus on the control/signaling and service layers, providing a wide range of products for fixed line carriers and Voice Over Broadband providers. Tdsoft's capabilities compliment VocalTec's products by providing them with access gateways, protocol signaling software, hardware platform, strong embedded software and hardware development capabilities. In addition, the combined company intends to leverage the existing relationships of Tdsoft with various reseller channels, OEMs and business partners by offering to them, in addition to the Tdsoft traditional gateway products, also the Essentra products and the combined company's future products, and the relationships of VocalTec with its existing customers and channels by offering them the Tdsoft products. Both companies gained extensive experience and knowledge, develop products that are used in the conversion and mediation of telecom signaling protocols, media and services, and the combined company's competitive strength is its ability to understand multiple legacy and advanced communication protocols and perform mediation between networks, protocols, media types and services.

In late 2004, we ceased the operations of our subsidiary in India due mainly to the reduction in sales of our products and services to DataAccess, which was our primary customer in India. In late 2004, we also ceased the operations of our subsidiary in Singapore, due to the fact that a majority of our customers in such country ceased purchasing our products and services. In the near future, we intend to resume operations in Singapore, and increase our marketing and sales effort for the Asian market.

In recent years, our subsidiary in The Netherlands became a holding company through which we held our interests in various companies in Europe. Towards the end of 2003, such European companies were liquidated. Therefore, in late 2003 and early 2004 we ceased the operations of our subsidiary in The Netherlands.

CAPITAL EXPENDITURES: Tdsoft's capital expenditures for fiscal years 2005, 2004 and 2003 amounted to $308,000, $189,000 and $87,000, respectively. These expenditures were primarily for hardware and software. VocalTec's capital expenditures for fiscal years 2005, 2004 and 2003 amounted to $0, $457,000 and $713,000, respectively. These expenditures were primarily for hardware and software equipment.

CAPITAL DIVESTITURES: In December 2003, we sold our entire interests in Surf & Call (an entity in which we held a minority interest following the carve out of such operations from the Company into a separate corporate entity) to Cosmocom, Inc, in consideration for full payment of all outstanding debts of Surf & Call in the amount of $0.1 million, future royalty payments in the event of certain types of licensing of the Surf & Call technology during the subsequent 24 months, and a portion of the proceeds in the event of a sale of the Surf & Call technology by Cosmocom to a third party during the subsequent 24 months.

CAPITAL EXPENDITURES CURRENTLY IN PROGRESS: As of March 31, 2006, capital expenditures in progress consisted of approximately $150,000, to be used during 2006 for research and development activities in Israel and for the relocation of VocalTec's offices in Israel. The capital expenditures currently in progress are being financed by the Company through the use of internal sources. Currently, the Company has no capital divestitures in progress.

4B.  BUSINESS OVERVIEW

VoIP has recently become part of the telecom mainstream. The demand for TDM technology is declining and all aspects of telephony, including networking, transport, control and services, are being migrated to IP. All carriers are evaluating the technology and planning their strategy of migration from current circuit switched network, which have been used during the last three decades, to a completely different VoIP next generation network.

We have gained our experience in carrier based VoIP solutions while deploying
H.323 and SIP based networks for the past 10 years. For additional information, see Item4 - History and development of the Company.

Following consummation of the business combination with Tdsoft, we develop and sell products targeted to carriers and service providers migrating their network to next generation network, or which are building new VoIP networks, and to carriers providing residential and enterprise VoIP services, supporting both legacy and IP based access devices and advanced IP based multimedia services. Our solutions provide carriers with call control and interface to legacy telephone systems, as well as peering with other NGNs. Our solutions enable carriers and service providers to reduce both capital and operating expenses and provide a platform for them to increase their revenues through the delivery of IP-based voice and data services, such as Voice over Broadband and hosted PBX (IP Centrex), thereby helping them to retain and expand their customer base. Using the Tdsoft access gateways line of products and technology, we also enable the migration of access networks to NGNs, by facilitating the replacement of the legacy Class5 switch with an NGN based solution, while maintaining the existing DLC (Digital Loop Carrier) devices linked to the subscriber's telephone sets.

REQUIREMENTS FOR THE NEW VOICE INFRASTRUCTURE SOLUTIONS

For voice traffic to run over packet networks, voice infrastructure solutions must satisfy a number of requirements that differ among carriers, including:

o Carrier class equipment that complies with telecommunications carriers' quality standards.

o    Assured voice quality at a similar level to traditional TDM based voice.

o Scalable solutions that support incremental growth from entry level deployments to massive global networks.

o Interoperability with PSTNs, supporting the full range of traditional telephone signaling variants (SS7, V5.2, GR-303, ELCP, ISDN).

o Mediation and peering capabilities between the various networks, to allow for seamless delivery of voice /multimedia services.

o    Simple and rapid installation, deployment and support.

THE VOCALTEC SOLUTION

We develop, market and sell a variety of carrier-grade VoIP and multi media solutions for telecommunications service providers.

We believe that our particular advantages are:

     o Our products and solutions enable mediation between the core network and various networks, supporting a variety of types of connections including:

          o    Peering to other VoIP networks; and

          o    Connecting to Legacy Public Switches Telephony Networks (PSTNs);
               and

          o    Connecting with a variety of Access networks;

     o Combination of strengths both at the gateway level as well as at the services level;

     o Strong telecom signaling and signaling conversion technology and know-how;

     o    In-house signaling and gateway development;

     o Significant SS7 and V5.2 experience, resulting from deployment in a large number of carrier networks worldwide;

     o Highly scalable products enabling cost-effective entry and growth for various sizes of networks; and

     o    Our products include unique capabilities, such as:

          o Multi-tiered service provisioning and management for hosted services, enabling carriers to offer services to non-facility based carriers; and

          o    Built-in Service Creation Environment.

THE ESSENTRA PRODUCT SUITE

Designed for easy integration in multi-vendor environments, VocalTec's best-of-breed solutions handle media processing, signaling, security and service creation within state-of-the-art next generation networks. VocalTec's SIP-based solutions support a variety of protocols, including SIP, Megaco/H.248, MGCP, H.323, SS7, ELCP, V5.2 and GR-303, and incorporate key elements of IMS (IP Multimedia Subsystem) architecture.

The Essentra product suite is a modular set of open and highly focused VoIP products for next generation network operators. The Essentra product can be deployed individually or in any combination of groupings in order to provide tailored and cost-effective solutions for each carrier's specific service application needs. It enables carriers to seamlessly integrate state-of-the-art network components from VocalTec and third party vendors to create best-of-breed network solutions, and allows service providers to offer VoIP interconnection services, as well as services to residential and SOHO/SME customers over any broadband access infrastructure.

Essentra is a scalable, carrier-grade SIP-based solution for carriers looking to deploy a reliable next generation network (NGN) solution. Leveraging on our extensive global experience in implementing large packet tandem networks, Essentra offers high quality voice services, carrier grade reliability and maximum service flexibility. Essentra enables smooth migration to NGN, while maintaining seamless connectivity to PSTN/SS7 and VoIP networks.

VOCALTEC PRODUCT OFFERINGS

The Essentra product family includes four major elements that are required to the implementation of any VoIP network: (i) trunking; (ii) peering, (iii) access and (iv) services.

Leveraging the products, technologies and capabilities of both VocalTec and Tdsoft under the combined company, VocalTec offers an extended product line of carrier grade VoIP products:

ESSENTRA CX MEDIA GATEWAY CONTROLLER: Essentra CX enables wholesale and retail long-distance carriers to migrate their legacy trunking networks to VoIP-based networks, while maintaining seamless connectivity to PSTN/SS7 services. This is a scalable, carrier-grade SIP-based media gateway controller.

ESSENTRA EX PEERING MANAGER: Essentra EX facilitates peering between SIP and/or
H.323 networks. It fully addresses carriers' requirements in the areas of protocol interworking, accounting/billing and intelligent voice routing.

ESSENTRA GATE: Essentra GATE (also known as TdGate) enables a standards-based softswitch to control VoIP subscribers connected through V5.x and GR-303 access systems. Essentra GATE integrates legacy access infrastructure - including Digital Loop Carriers, Wireless Local Loop, FTTx, and Cable - into the NGN core network.

ESSENTRA BAX APPLICATION SERVER: Essentra BAX enables the delivery of residential and hosted enterprise VoIP services over any broadband infrastructure. With the capability of scaling up to large number of subscribers over time, it allows service providers to take advantage of evolving IP opportunities.

Using the Essentra products, a variety of network solutions may be offered, to OEM's, resellers, exiting carriers and to new emerging operators.

The following are some examples of such solutions:

VOIP BASED WHOLESALE CARRIERS AND INTERNATIONAL LONG DISTANCE CARRIERS

The Essentra suite may be used to build/migrate a wholesale carrier network to an NGN based solution. Using the Essentra EX Peering Manager and the Essentra CX Media Gateway Controller, plus additional optional Essentra elements, a carrier grade network may be built providing the needs of such carriers. The Essentra EX allows for un-matched connectivity to other peer IP networks, providing the required protocol mediation, security and routing schemes to allow for the appropriate network termination at any given time. While the Essentra CX enables such carriers to carry traffic to the PSTN using the SS7 PSTN protocol, which is commonly used for Network to Network connectivity.

VOICE OVER BROADBAND/CLASS 5 REPLACEMENT

The standards-based Essentra(R) BAX server can be quickly and easily implemented in the service provider's network facility. End users connect to the service through an SIP-based Integrated Access Device (IAD) or SIP Phone, which hooks into their broadband modem. The Residential/SOHO VoIP Broadband Access application includes traditional subscriber calling features (e.g., call waiting, call forward), new IP-enabled features (e.g., conferencing, "do not disturb") and web-based self-provisioning.

SOHO, SME AND CORPORATE HOSTED SERVICES

Integrated into the Essentra network solution is a powerful Centrex service, which allows carriers to offer to multiple enterprises, small or large, at one integrated office or distributed over hundreds of offices globally, a feature rich hosted PBX service and overlay of Voice VPN services. One numbering plan across the entire corporation and short dialing within all corporate offices create the look and feel of one single office PBX. The rich feature set and supported executive desk telephone stations offer a solution that can compete with advanced PBX services. The Centrex service can be offered to multiple different enterprises over a single Essentra product, which shares these services with residential services.

The Tdsoft primary products are the following:

     o VoIP Gateways, including two main products: the TdGATE(TM) IP and the TdMAX. Both are access gateways, which allow service providers to connect their traditional access networks to an IP backbone. The TdMAX is a Line Access Gateway that connects to the subscriber loop on one side, and to the IP network on the other. The TdGate IP is an Access media gateway that connects legacy Digital Loop Carrier (DLC) equipment using V5.2 and GR-303 interfaces, to the IP backbone.

     o ATM Gateways, including two platforms: the TdGATE(TM) 3X00 and the HUNT 8110. The TdGATE 3X00 is a Voice Over Broadband Gateway that allows service providers to provide ISDN and telephony services over Broadband access infrastructure based on ATM AAL2 standards. The HUNT 8110 is a Broadband Access Concentrator that can aggregate several types of traffic coming from the Enterprise network, including TDM and IP, towards the ATM network.

In the future VocalTec plans to develop integrated products, which will leverage the combined technology and know-how of Tdsoft and VocalTec. These new products are intended to support a variety of protocols, including SIP, and will be IMS compatible, handling the media, signaling, security, QoS advanced voice routing, service mediation and overlay services.

DEPENDENCE ON CONTRACTS WITH SUPPLIERS AND CUSTOMERS

We are dependent on the following suppliers for the manufacture, supply and support of hardware and software components that are integrated into our solutions: IBM for the BladeCenterT platform and blades; AudioCodes Ltd. for the supply of media gateways; Intel for the supply of signaling boards and components and various other suppliers for gateway platforms, voice processing chips, DSP software, SIP software and SS7 Software. If our relationship with any of these suppliers is terminated, then we will need to invest time and resources to integrate our products with the hardware and software components of alternative suppliers. See Item 3 - Key Information - Risk Factors - We depend on third parties for the supply and quality of components required for the manufacture of our products, and any delay or disruption in the supply of these products will adversely affect our results.

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

The Essentra Gate and Tdsoft products include both products that were designed in-house and some that are purchased from other suppliers on whom we are dependent.

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

We are also dependent on contracts with certain customers. See Item 3 - Key Information - Risk Factors - If our relationships with our key customers are terminated, our revenues will decline and our business will be adversely affected.

MARKETING, SALES AND DISTRIBUTION

We market and distribute our products both directly and via multiple distribution channels, and our main target customers include telecommunications vendors, international long distance carriers, competitive local exchange carriers (CLEC), incumbent local exchange carriers (ILEC), alternative telephony carriers (which are virtual operators such as Vonage) and Internet Service Providers (ISPs).

Following the business combination with Tdsoft, we intend to leverage the relationships of both companies with their channels and customers, to increase sales of products of both companies. We also intend to work more closely with those channels, in order to leverage their market reach and sales infrastructure.

The combined company is also targeting new markets: Whereas prior to the business combination VocalTec targeted, among others, the US rural telecommunications market, the Company has decided that, in light of the differences in telecommunications standards in the US compared to the rest of the world and the preference that US operators and carriers have for US vendors, it will no longer focus its sales efforts on such market except through channels that already have a strong presence in the market. The Company plans to leverage the world-wide market coverage obtained by the channel partners and system integrators.

Our peering, trunking, access gateway and service solutions will evolve together with the changing needs of the market as carriers expand their deployments of VoIP. Working together with our channels, we expect this evolution to be based on our new hardware and software platforms with enhanced feature sets as will be required by service providers.

In all territories we seek partnerships with resellers or operate through agents. Typically, resellers are not contracted on an exclusive basis and in some cases we approach the customer directly. As we have limited presence globally, we seek local or global partners to offer first level support to customers. Our Tier 2 support (professional services) operates out of our Israeli office. We operate sales and customer support offices in the United States, Germany and Singapore See Item 5 - Operating and Financial Review and Prospects - for a breakdown of revenues by category of activity and geographic market for each of the last three financial years.

The sales cycles for our solutions are long due to the nature of the telecommunications market, and our products and solutions. Once purchased by our end user customers, our solutions require installation in the network. After installation and completion of a predefined acceptance test, the system usually enters into a warranty period of three to fifteen months. We offer two maintenance and service agreements, which are renewed on an annual basis. The standard service is an 8X5 business days support, including errors fix and faulty hardware replacement. The premium service includes 24X7 support.

Since our Essentra solutions are relatively new to the market and has not yet been massively deployed, the cycle of marketing, selling and deploying of the Essentra solutions is still relatively long. In addition, the level of support and maintenance required for installation is high.

INDUSTRY STANDARDS

We recognize that standards are important for interoperability and for providing the means for market growth. Since 1996, we have taken an active role in international standards bodies. Our strong involvement and contribution led our employees to hold official positions over the years in a number of international standard bodies, including: ITU (International Telecommunications Union), ETSI (the European Telecommunications Standards Institute), MSF Multiservice Switching Forum, the ATM Forum and IETF (the Internet Engineering Task Force).

We actively support important communications standards in our products, including IETF SIP, ITU-T H.323, SS7, V5.2, GR-303, ISDN, ELCP, MEGACO, MGCP, SIGTRAN and others, and work closely with our carrier customers and equipment manufacturers in ensuring standards are correctly and uniformly implemented. The Essentra product suite was designed to meet the IMS specifications, which is rapidly being adopted by both wireless and fixed line operators.

COMPETITION

Our market is intensely competitive and rapidly evolving, and is characterized by evolving standards and new alliances. Since the Essentra solution combines trunking, peering, access and service elements, our competitive space includes providers of softswitches, session border controllers and application servers. Our principal competitors include Nortel, Siemens, Huawei, Alcatel, Lucent Technologies Inc., NetCentrex, Cirpack, Sonus Networks Inc., Italtel and Veraz as softswitch vendors, Broadsoft and Sylantro as application server vendors and AcmePacket, Nextone and Ditech as session border controller vendors.

Many of our competitors are difficult to compete with, as they are larger than we are, have broader name recognition, have greater long-term resources and can sustain larger price reductions for their products than we can.

We believe that in such a rapidly changing market, key competitive factors include time to market, technology and experience, reputation, broad base of users, strategic alliances, key reference customers, interoperability, ability, product performance, product features and ease of use, price, customer support, distribution channels and the ability to respond quickly to emerging opportunities.

Our business is not seasonal.

EFFECTS OF GOVERNMENTAL REGULATIONS

See Item 10 - Additional Information - Taxation and Government Programs.

4C.  ORGANIZATIONAL STRUCTURE

We are organized under the laws of the State of Israel. Our directly and indirectly held principal wholly-owned operational subsidiaries and their countries of incorporation are:

o    Tdsoft Ltd. (Israel)

o    Tdsoft Communications Inc. (United States)

o    Tdsoft BV (Netherlands)

o    VocalTec Communications, Inc. (United States)

o    VocalTec Communications Deutschland GmbH (Germany)

o    VocalTec Communications Hong-Kong Limited (Hong-Kong)

4D.  PROPERTY, PLANTS AND EQUIPMENT

Our headquarters are located in Herzliya Pituach, Israel and occupy 21,500 square feet pursuant to a lease expiring on April 2007. We currently pay total yearly rental and management fees of approximately $258,000, which part of such fees is linked to the Israeli Consumer Price Index. These facilities are used for management, marketing, sales, research and development and production.

We maintain car leases, and our total liability for early termination of the leases is approximately $86,000.

ITEM 4A. - UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

THE FOLLOWING DISCUSSION OF OUR FINANCIAL CONDITION AND RESULTS OF OPERATIONS SHOULD BE READ IN CONJUNCTION WITH OUR CONSOLIDATED FINANCIAL STATEMENTS AND RELATED NOTES INCLUDED ELSEWHERE IN THIS ANNUAL REPORT. THIS DISCUSSION CONTAINS FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES. OUR ACTUAL RESULTS MAY DIFFER SIGNIFICANTLY FROM THOSE PROJECTED IN THE FORWARD-LOOKING STATEMENTS. FACTORS THAT MIGHT CAUSE FUTURE RESULTS TO DIFFER SIGNIFICANTLY FROM THOSE PROJECTED IN THE FORWARD-LOOKING STATEMENTS INCLUDE, BUT ARE NOT LIMITED TO, THOSE DISCUSSED BELOW AND ELSEWHERE IN THIS ANNUAL REPORT, PARTICULARLY THOSE DESCRIBED ABOVE UNDER ITEM 3 - KEY INFORMATION - RISK FACTORS.

OVERVIEW

In November 2005, VocalTec acquired all of the issued and outstanding ordinary shares of Tdsoft and as consideration issued to the Tdsoft shareholders ordinary shares of VocalTec constituting, immediately following such issuance, 75% of the issued and outstanding share capital of VocalTec. For accounting purposes, the business combination was accounted for as a reverse acquisition with Tdsoft treated as the accounting acquirer. Therefore, and in accordance with U.S. GAAP, we are presenting in this report the consolidated financial statements of Tdsoft for the two years ended December 31, 2004 and for the eleven months ended November 30, 2005 and the consolidated financial statements of the combined company for December 2005. Accordingly, the information included in this Item 5 relates primarily to the results of operation of Tdsoft (except with respect to December 2005).

We are a provider of carrier-class multimedia and voice-over-IP solutions for communication service providers. We provide trunking, peering, access gateway and service delivery solutions that enable flexible deployment of next-generation networks (NGNs). We implement and support advanced telecom solutions, specializing in the smooth migration of voice networks from TDM to ATM and IP. Partnering with prominent system integrators and equipment manufacturers, we serve an installed base of leading carriers including Deutsche Telekom and Telecom Italia San Marino. Designed for easy integration in multi-vendor environments, our solutions handle media processing, signaling, security and service creation within state-of-the-art NGN networks. Our SIP-based solutions support a variety of protocols, including Megaco/H.248, MGCP, H.323, V5.2 and GR-303, and incorporate key elements of IMS (IP Multimedia Subsystem) architecture.

Through 2005, the majority of our sales consisted of our Gateway and access-concentrator products sold through OEMs, resellers and system integrators. While the OEMs typically sell our products in conjunction with their own systems, system integrators and resellers sometimes sell our products on a stand-alone basis to the end users that are typically service providers. Our ability to bring new products to market, to fulfill customer orders and to achieve long-term revenue growth depends on the abilities of our channels and OEMs to win new business including our products. Growth in the VoIP market is being driven largely by new entrants and service providers looking to reduce operational costs and add new services. While there are favorable industry trends that we believe create an opportunity for us, the ultimate demand for our products will depend upon the magnitude and timing of capital spending on VoIP by telecommunications carriers and our ability to penetrate the market with new products and win market share. We are also subject to downturns that may occur within the telecommunications equipment market, such as the downturn that occurred in 2001 through 2003 and negatively affected our revenue growth in that period.

REVENUES. In 2005, we had sales of $4.6 million, compared to $4.2 million in 2004. Through 2005, we generated our revenues primarily from sales of our products, which accounted for 80% of our revenues in 2005. We generally recognize revenues from the sales of products and software when persuasive evidence of an arrangement exists (typically through a purchase order), delivery has occurred, the fee is fixed or determinable, no further obligation exists and collectability is reasonably assured. We recognize revenues from the provision of maintenance, support and engineering services ratably over the period of the agreement for such services. We expect to continue to generate revenues primarily from the sale of products, which will include Tdsoft's TdGATE and TdMAX products and VocalTec's Essentra products, and to a lesser extent from increased sales of maintenance services. As a result of the business combination, we intend to promote sales of the expanded product offering to VocalTec's and Tdsoft's customers and channels. We expect to sell during 2006 more products than we sold in 2005, due to the expanded family of products that we offer following the business combination, the existing sales channels and customer relationships of VocalTec and cross sales of the products of VocalTec and Tdsoft. We expect to generate a majority of our revenues from sales of products. Although we expect prices of our products to decrease, we nevertheless expect our revenues in 2006 to increase compared to 2005 due primarily to an increase in sales of our products, which will offset such decreases in prices of our products.

To date, we have derived a substantial portion of our revenues from a relatively small number of OEM customers. The following customers accounted for more than 10% of our revenues for the periods indicated:

                                        YEAR ENDED DECEMBER 31,
                                 -----------------------------------
                                 2003           2004            2005
                                 ----           ----            ----

Lucent                           12%                            18%
Graybar                          18%            12%
TNN                              20%
ECI                                             11%
OG Vodafone                                     13%             16%
VoIP Pty Ltd.                                   10%

Total sales to major customers representing more than 10% of revenues accounted for 50%, 46% and 34% of our total revenues for the years ended December 31, 2003, 2004 and 2005, respectively.

Sales to our customers are generally made under short-term non-cancelable purchase orders. We also have volume purchase agreements with certain customers who provide us with non-binding forecasts. Although our customers may provide us with forecasts, our ability to predict revenues in any future period is limited and subject to change based on demand for our customers' equipment.

We market and sell our products worldwide. The percentages of our revenues by geographic area for the periods indicated were as follows:

                               YEAR ENDED DECEMBER 31,
                              -------------------------
                              2003       2004      2005
                              ----       ----      ----
                               %          %          %
North and South America        32         16         22
Europe and Israel              64         70         72
Asia Pacific ("APAC")           4         14          6
                              ---        ---        ---
                              100%       100%       100%
                              ---        ---        ---

We attribute revenues to the geographic area where the customer, or its business unit that makes the purchase, is based.

Payment terms are usually net 30 to net 60 days. Historically, we wrote off insignificant amounts for bad debts. We currently have a minor provision for doubtful accounts.

COST OF SALES. Our cost of sales in 2005 was $2.6 million (including an inventory write-off in the amount of $0.6 million and amortization of acquired intangibles in the amount of $0.2 million), or 56% of sales, compared with $1.8 million, or 44% of sales in 2004 (including amortization of acquired intangibles in the amount of $0.2 million). Our cost of sales in 2005, excluding the write off and the amortization of acquired intangibles, was $1.8 million, or 38% of sales. We expect cost of sales in 2006 to increase compared to 2005 due primarily to the expected increased sales of products (resulting from the purchase by us of more hardware components for the manufacture of our products) and to a lesser extent from increased sale of maintenance services. The cost of our sales consists primarily of (i) the cost of hardware components, including related support, (ii) salaries and other related expenses of our employees who are engaged in the production and support of our products and (iii) royalties paid by us to the Chief Scientist. In 2005, our cost of sales also included a write-off of obsolete inventories. We expect our margins in 2006 to increase due primarily to a revenue mix that includes products with higher gross margins than the traditional VocalTec solutions and a reduction in cost of goods sold.

Our consolidated financial statements are prepared in accordance with U.S. GAAP, and are the basis for the discussion and analysis of our results of operations and liquidity and capital resources. Our functional and reporting currency is the U.S. dollar, which is the currency of the primary economic environment in which our consolidated operations are conducted. Transactions and balances originally denominated in dollars are presented at their original amounts. Transactions and balances in currencies other than dollars (including NIS) are re-measured in dollars in accordance with the principles set forth in FASB Statement No. 52 - "Foreign Currency Translation". Our reported amounts of assets, liabilities, revenues and expenses and the related disclosure of contingent assets and liabilities are based on certain estimates and judgments made in the preparation of our financial statements, which estimates and judgments are revised periodically as required. Our estimates and assumptions are based on factors such as analysis of prior years' experience, trends within the Company and the telecommunications industry, and general economic conditions. However, actual results may differ from our estimates and assumptions as a result of varying market and economic conditions, and may result in lower revenues and bigger operating losses.

CRITICAL ACCOUNTING POLICIES

Our discussion and analysis of our financial condition and the results of operations are based on our consolidated financial statements that have been prepared in accordance with US GAAP. The preparation of these consolidated financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses. On an ongoing basis, we evaluate our estimates, including those related to revenue recognition, inventories and accounting for stock based compensation. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources.

We have identified below our critical accounting policies. These policies are both the most important to the portrayal of our financial condition and results of operations and require our management's most difficult, subjective and complex judgments and estimates. Actual results may differ from these estimates under different assumptions or conditions.

     REVENUE RECOGNITION: We generate revenues from the sale of our systems, from providing maintenance, engineering and support services and from licensing the rights to use our software products. The majority of our revenues are generated from sale of systems and are recognized in accordance with Staff Accounting Bulletin No. 104, "Revenue Recognition in Financial Statements", ("SAB No. 104"), when (1) a persuasive evidence of an arrangement (usually in the form of a purchase order) exists, (2) we deliver the products or fulfill our obligations to provide the services, (3) payment is fixed and determinable, and
(4) collection is probable. We assess each sale to ensure that the above conditions are met. In contracts for which an acceptance provision is required by the customer, the Company defers revenue (and the related costs) until receiving the acceptance confirmation. Service and maintenance revenues are recognized over the period during which such services are rendered. We recognize revenue from the sale of our software products in accordance with Statement of Position No. 97-2, "Software Revenue Recognition", as amended ("SOP 97-2"). Revenue earned on software arrangements involving multiple elements is allocated to each element based on the relative fair value of the elements. Fair value is determined based on vendor specific objective evidence (VSOE) of the fair value of the elements. The VSOE of fair value of the elements is based on the price charged for the undelivered element when sold separately. This policy ensures that we report revenues in accordance with U.S. GAAP. Factors that could materially adversely affect our revenue recognition include longer payment terms, longer procurement cycles, financial viability of our customer base, the mix of products and services provided, failure to timely provide products and services to customers, and fewer large customers.

     ACCOUNTING FOR DOUBTFUL ACCOUNTS: Our accounts receivable are derived from our sales to our customers located all over the world. We maintain an allowance for doubtful accounts for estimated losses, which may result from the inability of our customers to make required payments. Management exercises judgment as to its ability to collect outstanding receivables. Allowance for doubtful accounts are made based upon a specific review of all significant outstanding invoices. In determining the allowance, we analyze our historical collection experience and current economic trends. If the historical data used to calculate the allowances for doubtful accounts do not reflect the future ability to collect outstanding receivables, additional allowances for doubtful accounts may be needed and the future results of operations could be materially affected.

     BUSINESS COMBINATIONS AND PURCHASE PRICE ALLOCATION: As a result of the reverse merger with Tdsoft in November 2005, our balance sheet as of December 31, 2005 includes acquired intangible assets and goodwill which totaled approximately $ 11,190,000 as of the balance sheet date. Business combinations are accounted for using the purchase method of accounting, under which the total purchase price is allocated to the acquired company's assets and liabilities, based on their estimated fair values, and the remainder, if any, is attributed to goodwill. The aggregate purchase price is being allocated to identifiable net assets, intangible assets other than goodwill, and to goodwill. The amounts allocated to intangible assets other than goodwill are amortized on a straight-line basis over their weighted average expected useful life.

     Estimating the fair value of certain assets acquired and liabilities assumed is judgmental in nature and often involves the use of significant estimates and assumptions, mainly with respect to intangible assets. While there are a number of different methods for estimating the value of intangibles acquired, the primary method being used is the discounted cash flow approach. Some of the more significant estimates and assumptions inherent in the discounted cash flow approach include projected future cash flows, including their timing, a discount rate reflecting the risk inherent in the future cash flows and a terminal growth rate. Another area which required judgment which can impact our results of operations was estimating the expected useful lives of the intangible assets. To the extent intangible assets are ascribed with longer useful lives, there may be less amortization expenses recorded in any given period. As we operate in an industry which is rapidly evolving and extremely competitive, the value of the intangible assets, including goodwill, and their respective useful lives is exposed to future adverse changes which can result in a charge to our results of operations.

     IMPAIRMENT OF GOODWILL AND OTHER INTANGIBLE ASSETS: In accordance with Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets", ("SFAS No. 142"), goodwill acquired in a business combination that closes on or after July 1, 2001 is deemed to have indefinite life and will not be amortized. SFAS No. 142 requires us to conduct an impairment review at least annually on goodwill and on an interim basis whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Factors that we may consider important which could trigger an impairment review include significant underperformance relative to historical or expected future operating results and significant negative industry or economic trends. Determining fair value involves the use of significant estimates and assumptions. These estimates and assumptions could have an impact on whether or not an impairment charge is recognized. To determine fair value, we may use a number of valuation methods including quoted market prices, discounted cash flows and revenue multipliers. As mentioned above, these approaches use estimates and assumptions including projected future cash flows, discount rate and terminal growth rate. Using different assumptions could result in different results. As we operate in an industry which is rapidly evolving and extremely competitive, it is possible that our estimates could change in the near term and there can be no assurance that future goodwill impairment review will not result in a charge to our results of operations. At December 31, 2005, goodwill amounted to approximately $7.2 million.

     Other intangible assets with definite useful lives are to be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the asset. If an asset is considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds its fair value. In the evaluation of fair value, we may use significant estimates and assumptions such as projected future cash flows which are subject to high degree of judgment. As we operate in an industry which is rapidly evolving and extremely competitive, changes in the assumptions and estimates may affect the carrying value of the intangible assets, and could result in an impairment charge to our results of operations. At December 31, 2005, consolidated intangible assets, other than goodwill, amounted to approximately $4.0 million.

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

     STOCK OPTIONS: Through December 31, 2005, we elected to follow the intrinsic value-based method prescribed by Accounting Principles Board Opinion 25, "Accounting for Stock Issued to Employees," or APB 25, and related interpretations in accounting for employee stock options rather than adopting the alternative fair value accounting provided under Statement of Financial Accounting Standards, or SFAS, No. 123, "Accounting for Stock Based Compensation." Therefore, we have not recorded any compensation expense for stock options we granted to our employees where the exercise price equals the fair market value of the shares on the date of grant and the exercise price, number of shares eligible for issuance under the options and vesting period are fixed. However, where the exercise price is less than the fair market value of the shares on the date of grant, compensation expense was recognized. Deferred compensation is amortized to compensation expense over the vesting period of the options on an accelerated method, generally four or five years.

     We comply with the disclosure requirements of SFAS No. 123 and SFAS No. 148, which require that we disclose our pro forma net income or loss and net income or loss per ordinary share as if we had expensed the fair value of the options. In calculating such fair value, there are certain assumptions that we use, as disclosed in Note 2 of our consolidated financial statements included elsewhere in this annual report. For purposes of this pro forma disclosure, we estimate the fair value of stock options issued to employees using the Black-Scholes option pricing model. In addition, option valuation models require the input of highly subjective assumptions, including the expected life of options and our expected share price volatility. Therefore, the estimated fair value of our employee stock options could vary significantly as a result of changes in the assumptions used.

     In December 2004, the Financial Accounting Standards Board, or FASB, issued Statement of Financial Accounting Standards No. 123(R), "Share-Based Payment," or SFAS 123(R), which requires companies to expense the fair value of employee stock options and other forms of share-based compensation. Accordingly, SFAS 123(R) eliminates the use of the intrinsic value method to account for share-based compensation transactions as provided under APB Opinion No. 25. Under SFAS 123(R), we are required to determine the appropriate fair value model to be used for valuing share-based payments, the amortization method for compensation cost and the transition method to be used at date of adoption. We currently use the Black-Scholes option-pricing model to value options for pro forma financial statement disclosure purposes. The use of a different model to value options may result in a different fair value than the use of the Black-Scholes option-pricing model. We adopted SFAS 123(R) commencing January 1, 2006 and are in the process of evaluating its requirements to assess what impact its adoption will have on our financial position and results of operations.

5A.  OPERATING RESULTS

YEAR ENDED DECEMBER 31, 2005 COMPARED TO YEAR ENDED DECEMBER 31, 2004

SALES

We recorded sales of $4.6 million in 2005 compared to $4.2 million in 2004, an increase of 11%. The increase in sales in 2005 compared with 2004 was attributable to the increase from maintenance and other support services.

Product sales in 2005 were $3.7 million, essentially the same as in 2004. A decrease in sales of a product that is being phased out was offset by increased sales of other products including the TdMAX product.

Revenues from engineering, maintenance and other support services in 2005 were $925,000, an increase of 114% compared to 2004 support services revenues of $433,000. Support service revenues increased in 2005 compared with 2004 due to an increased for maintenance services by various then current customers, engineering services provided to a certain customer in for the first time in 2005 and maintenance services provided by VocalTec in December 2005. We expect our revenues from the provision of services in 2006 to increase compared to 2005 due primarily to the increase in sales of products (a majority of which is accompanied by the sale of maintenance services).

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

COST OF SALES

Cost of sales in 2005 was $2.6 million, or 56% of sales (including an inventory write-off in the amount of $0.6 million and amortization of acquired intangibles in the amount of $0.2 million), compared with $1.8 million, or 44 % of sales (including the amortization of acquired intangibles in the amount of $0.2 million), in 2004. The increase in cost of sales in 2005 compared to 2004 resulted from a write-off of $0.6 million of obsolete inventories and a provision for warranty of $0.2 million representing the cost of fixing technical problems at customers' sites.

Cost of products was $1.5 million in 2005 compared with $1.6 million in 2004. Cost of services was $0.3 million in 2005 compared with $22,000 in 2004. The decrease in cost of products in 2005 compared to 2004 was due to a decrease in the cost of production resulting from sales of TdGate to certain customers that involved no costs of production, and from decreased sales of Tdsoft's TAS product. The reduction in the cost of production was off-set by a provision for warranty in the amount of $180,000. The increase in the cost of services in 2005 compared to 2004 was due primarily to cost incurred by us in connection with a turnkey engineering project that commenced in 2005.

Cost of sales of products primarily includes the cost of hardware in our products, reserves for products, royalties to third parties, and other expenses associated with the provisioning of products. Cost of services primarily consists of salaries and travel expenses for rendering maintenance, support and engineering services to customers.

In 2005 and 2004, cost of sales increased as a percentage of sales compared to 2003 due to increased competition in the market, resulting in lower prices for our products. In 2005, we wrote off obsolete inventory in the amount of $0.6 million. Excluding such write-off, cost of sales in 2005 remained materially the same as in 2004.

Amortization of acquired intangibles in 2005 was $0.2 million, or 4% of sales, compared to $0.2 million, or 5% of sales, in 2004. Amortization of acquired intangibles in 2004 included $188,000 from the Hunt product line acquired from Cisco Systems during 2001 and $18,000 for the TAS product acquired through the acquisition of the assets of Be-Connected. Amortization of acquired intangibles in 2005 consisted of $94,000 (the remaining amortization amount of the Hunt product), $41,000 for the TAS product and $37,000 reflecting one month of amortization of the intangibles acquired in the business combination between Tdsoft and VocalTec.

In 2005, gross margins were 44%, including inventory write-off and amortization of acquired intangibles, or 62%, excluding inventory write-off and amortization of acquired intangibles, compared to 56%, including amortization of acquired intangibles, or 61%, excluding amortization of acquired intangibles, in 2004. Our gross margins increased slightly from 61% in 2004 to 62% in 2005. We expect our gross margin in 2006 to be in the range of between 50% to 56%, which are higher than the historical average gross margins of VocalTec, averaged 43% since 2004, due primarily to a revenue mix that includes products with higher gross margins than the traditional VocalTec solutions and a reduction in cost of goods sold.

OPERATING EXPENSES

RESEARCH AND DEVELOPMENT, NET

Research and development costs, net were $4.4 million in 2005, or 95% of sales, compared with $5.5 million, or 132% of sales, in 2004. Research and development costs, net consist principally of salaries and benefits for software engineers and sub contractors, related facilities costs and activities and expenses associated with computer, software and other equipment used in software and hardware development, as well as a non recurring stock-based compensation amount of $522,000 which resulted from the amount of VocalTec shares issued to founders and employees of Tdsoft pursuant to the business combination being in excess of the pro rata holding percentage of such founders and employees of Tdsoft prior to the business combination. None of our software or hardware development costs have been capitalized during any of the reported periods, as the amount of software and hardware development costs eligible for capitalization at this stage has historically been insignificant. The decrease in research and development costs, net both in absolute numbers and as a percentage of sales in 2005 compared to 2004 resulted from participation from the Chief Scientist and the BIRD (Bi-national Industrial Research and Development) foundation in our research and development expenses.

We believe that continued investment in research and development is essential to remain competitive in the marketplace and is directly related to the timely development of new and enhanced products. Specifically, in order to bring our future products to maturity and thereafter increase sales, we are allocating significant resources to research and development operations, including outsourcing certain research and development assignments.

Our research and development efforts have been financed from internal resources and through programs sponsored by the Chief Scientist and the BIRD foundation. As a result of the acquisition of the assets owned by Cisco Systems and the assets of Be-Connected in 2001 and 2004, respectively, Tdsoft assumed the liability to pay royalties to the Chief Scientist in connection with grants received prior to the purchase of such products. Such royalties were paid during 2003, 2004 and 2005. In 2005, Tdsoft received participation from the Chief Scientist and the BIRD foundation. Pursuant to the terms of the Chief Scientist royalty-bearing program, we are required to pay royalties of between 3% and 4.5% of sales of products and related services developed in any project partially funded by the Chief Scientist, up to an amount of 100% of the grant obtained. For grants received under programs approved subsequent to January 1, 1999, royalties are payable up to 100% of the grant obtained plus interest at LIBOR. Pursuant to the terms of the BIRD foundation royalty-bearing program, we are required to pay royalties of 5% of sales of products and related services developed in any project partially funded by the BIRD foundation, up to an amount of 150% of the grant obtained, depending on the year following the termination of the agreement with the BIRD foundation on which the grant is fully paid. We expect to participate only in royalty bearing programs but we cannot make any assurances that we will be awarded any future grants.

Our research and development expenses in 2005 were net of participation from the Chief Scientist and the BIRD foundation. In 2005, participation received or accrued from the Chief Scientist and the BIRD foundation was $1.3 million compared with $0 in 2004. All of these participations are related to royalty bearing programs. In 2005, we paid or accrued royalties to the Chief Scientist in an aggregate amount of approximately $63,000 compared with $67,000 in 2004. Our contingent liability to the BIRD foundation amounts to approximately $749,000.

SELLING AND MARKETING

In 2005, selling and marketing expenses were $2.8 million, or 60% of sales, compared with $1.9 million or 46% of sales in 2004. Selling and marketing expenses include salaries and benefits, sales commissions, travel expenses and related costs for our sales, marketing, and distribution personnel, reserves for potential damages to, loss of, or obsoleteness of trial systems, as well as a non recurring stock-based compensation amount of $13,000 which resulted from the amount of VocalTec shares issued to founders and employees of Tdsoft pursuant to the business combination being in excess of the pro rata holding percentage of such founders and employees of Tdsoft prior to the business combination. Selling and marketing expenses also include the costs of programs aimed at increasing revenue, such as advertising, trade shows and other market development programs. The increase in selling and marketing expenses both in absolute numbers and as a percentage of sales in 2005 compared to 2004 resulted from an increase in salaries and benefits and in travel expenses, both related to an increase in personnel engaged in selling and marketing activities, and from the write-off of obsolete trial systems.

GENERAL AND ADMINISTRATIVE

General and administrative expenses consist principally of salaries and benefits, outside legal, accounting and consultant fees, travel expenses and related costs for management, finance, logistics, human resources, legal, information systems and administrative personnel, as well as of a non recurring stock-based compensation amount of $268,000 which resulted from the amount of VocalTec shares issued to founders and employees of Tdsoft pursuant to the business combination being in excess of the pro rata holding percentage of such founders and employees of Tdsoft prior to the business combination. General and administrative expenses also include expenses associated with computing equipment and software used in the administration operations. General and administrative expenses were $1.7 million, or 38% of sales, in 2005, compared with $0.8 million, or 19% of sales, in 2004. The increase in general and administrative expenses both in absolute numbers and as a percentage of sales resulted primarily from the inclusion of VocalTec's general and administrative expenses during December 2005 and increases in provisions related to social benefits and outside legal, accounting and consulting fees.

OTHER INCOME (EXPENSE), NET

We had immaterial other income in 2005 and no other income in 2004.

FINANCIAL INCOME, NET

Financial income, net consists principally of interest income received in connection with our bank deposits held in the U.S. In 2005, financial income, net was $0.2 million, or 4% of sales, essentially the same as in 2004.

TAXES ON INCOME, TAX REFUNDS AND TAX BENEFITS

In 2005 Tdsoft and VocalTec had four and two Approved Enterprise programs under the Law for the Encouragement of Capital Investments, 1959, respectively. Such programs are eligible for certain tax benefits for the first several years in which they generate taxable income. Income derived from an Approved Enterprise is subject to a zero tax rate for two years and up to an additional eight years of reduced corporate tax rate of 25% until the earlier of (i) seven to ten consecutive years, commencing in the year in which the specific Approved Enterprise first generates taxable income (which income is not offset by deductions attributable to the other sources), (ii) twelve years from commencement of production or (iii) fourteen years from the date of approval of the Approved Enterprise status. Some of our production and development facilities have been granted Approved Enterprise status. To date, neither of our Approved Enterprise programs has generated any taxable income.

As of December 31, 2005, we had net operating loss carryforwards in Israel of approximately $136 million ($99 million allocated to VocalTec and $37 million allocated to Tdsoft), and an aggregate net operating loss carryforwards in the U.S. of approximately $8.5 million. These net operating losses may be carried forward and offset against future taxable income under applicable tax laws. Tax benefits, which apply to us under Israeli law, do not apply to any income generated by any of our other subsidiaries. In 2005 we received a tax refund of one of our foreign subsidiaries in the amount of $19,000.

NET INCOME (LOSS)

Net loss in 2005 was $6.6 million, representing 144% of sales, compared with a net loss of $5.7 million, representing 137% of sales in 2004.

Our financial statements are reported in dollars and the vast majority of our sales are made in U.S. dollars. Most of our expenses are in New Israeli Shekels
(NIS) and dollars. The cost of our operations in Israel, as expressed in dollars, is influenced by the extent to which any increase/decrease in the rate of inflation in Israel is not offset by the appreciation/depreciation of the NIS in relation to the dollar. In 2005, the rate of inflation in Israel was 2.4% and the rate of depreciation of the NIS in relation to the dollar was 6.8%.

YEAR ENDED DECEMBER 31, 2004 COMPARED TO YEAR ENDED DECEMBER 31, 2003

SALES

We recorded sales of $4.2 million in 2004 compared to $3.9 million in 2003, an increase of 6%. The increase in sales in 2004 compared with 2003 was mainly attributable to the increase in revenues from maintenance and support services in the amount of $185,000 (the increase from product sales was in the amount of $34,000).

Product sales in 2004 were $3.7 million, essentially the same as in 2003.

Revenues from engineering, maintenance and other support services in 2004 were $433,000 million, an increase of 75% compared to 2003 services revenues of $248,000 million. Service revenues increased in 2004 compared with 2003 due to maintenance income recognized in connection with the TAS product (which was sold for the first time in 2004), a decrease in product sales and the non-renewal of existing service agreements.

As a percentage of total revenues, revenues from maintenance and other services were higher in 2004 than in 2003 due to the increase in revenues from sales of services and the reduced sale of products.

COST OF SALES

Cost of sales in 2004 was $1.8 million, or 43% of sales (including amortization of acquired intangibles in the amount of $0.2 million), compared with $1.4 million, or 35% of sales (including amortization of acquired intangibles in the amount of $0.2 million), in 2003. The increase in cost of sales in 2004 compared to 2003 resulted primarily from the mix of products we sold in such years: while in 2003 we sold $2 million of products with high gross margins, in 2004 we sold $0.9 million of such products and $0.7 million of other products which have low gross margins and which we did not sell in 2003. Such reduced gross margins were partially offset by the increased sale of software and services (which involves higher gross margins) in 2004 compared to 2003. Cost of services was $22,000 in 2004 compared with $21,000 in 2003.

Amortization of acquired intangibles consisted in 2004 of $188,000 with respect to the Hunt product acquired from Cisco Systems during 2001 and $18,000 with respect to the TAS product acquired from Be Connected, compared to amortization of acquired intangibles in 2003 of $188,000 with respect to the Hunt product.

In 2004, gross margins were 56% (including amortization of acquired intangibles) or 61% (excluding amortization of acquired intangibles) compared to 65% (including amortization of acquired intangibles) or 70% (excluding amortization of acquired intangibles) in 2003. Such increase resulted primarily from the mix of products we sold in such years: while in 2003 we sold $2 million of products with high gross margins, in 2004 we sold $0.9 million of our Hunt product and $0.7 million of products which have low gross margins and which we did not sell in 2003.

OPERATING EXPENSES

RESEARCH AND DEVELOPMENT, NET

Research and development costs, net were $5.5 million in 2004, or 132% of sales, compared with $3.2 million, or 82% of sales, in 2003. Research and development costs, net consist principally of salaries and benefits, related facilities costs and activities and expenses associated with equipment used in research and development activity. The increase in research and development costs, net both in absolute numbers and as a percentage of sales in 2004 compared to 2003 resulted from an increase in personnel and cost incurred as a result of the immediate use of inventories held by Be Connected at the time of the acquisition thereof by Tdsoft, an increase in the use of subcontractors' services, and a one-time compensation received from Tellabs in 2003 for a canceled purchase, all of which were partially off-set by a reduction in rent expense and depreciation of property and equipment.

In 2004, we paid or accrued royalties to the Chief Scientist in an aggregate amount of approximately $67,000 compared to $92,000 in 2003.

SELLING AND MARKETING

In 2004, selling and marketing expenses were $1.9 million, or 46% of sales, compared with $2.3 million or 59% of sales in 2003. Selling and marketing expenses include salaries and benefits, sales commissions, travel expenses and related costs for our sales and marketing personnel, as well as reserves for potential damages to, loss of, or obsoleteness of trial systems. Selling and marketing expenses also include the costs of programs aimed at increasing revenue, such as advertising, trade shows and other market development programs. The decrease in selling and marketing expenses both in absolute numbers and as a percentage of sales in 2004 compared to 2003 resulted from a decrease of $360,000 in the volume of activity of our subsidiaries in Germany and Spain, the write-off in the amount of $70,000 of obsolete trial systems and a decrease in the amount of $70,000 in rent expense and depreciation of property and equipment, all of which were partially off-set by an increase of $100,000 in personnel-related expenses.

GENERAL AND ADMINISTRATIVE

General and administrative expenses consist principally of salaries and benefits, outside legal, accounting and consultant fees, travel expenses and related costs for management, finance, logistics, human resources, legal, information systems and administrative personnel. General and administrative expenses also include expenses associated with computing equipment and software used in the administration operations. General and administrative expenses were $0.8 million, or 19% of sales, in 2004, compared with $0.9 million, or 23% of sales, in 2003. The decrease in general and administrative expenses both in absolute numbers and as a percentage of sales resulted from a reduction in rent expenses and a depreciation of property and equipment.

OTHER INCOME (EXPENSE), NET

We had no other income in 2004 and 2003.

FINANCIAL INCOME, NET

Financial income, net consists principally of interest income received in connection with our bank deposits held in the U.S. In 2004, financial income, net was $0.2 million, or 5% of sales, essentially the same as in 2003.

TAXES ON INCOME, TAX REFUNDS AND TAX BENEFITS

In 2004, we had four Approved Enterprise programs under the Law for the Encouragement of Capital Investments, 1959.

As of December 31, 2004, we had net operating loss carryforwards in Israel of approximately $118 million (consisting of $86 million in loss carryforwards of VocalTec and $32 million in loss carryforwards of Tdsoft) for tax purposes, and an aggregate net operating loss carryforwards in the U.S. of approximately $7.4 million. These net operating losses may be carried forward and offset against future taxable income under applicable tax laws. Tax benefits, which apply to us under Israeli law, do not apply to any income generated by any of our other subsidiaries.

NET INCOME (LOSS)

Net loss in 2004 was $5.7 million, representing 137% of sales, compared with a net loss of $3.8 million in 2003, representing 96% of sales.

In 2004, the rate of inflation in Israel was 1.2% and the rate of appreciation of the NIS in relation to the dollar was 1.6%.

5B. LIQUIDITY AND CAPITAL RESOURCES

During the past three years, we covered our cash flow requirements from cash proceeds from the issuance of shares and from operating revenues and from grants from the Chief Scientist and the BIRD foundation. Immediately after consummation of the business combination, the combined company had an aggregate of approximately $6.4 million in cash and cash equivalents.

As of December 31, 2005, we had approximately $5.3 million in cash and cash equivalents and restricted cash, comprised of $5.1 million in cash and bank deposits and $0.2 million in restricted cash. As of December 31, 2004, we had approximately $9.3 million in cash and cash equivalents.

As of December 31, 2005, we had working capital of approximately $0.9 million, compared with $9.6 million as of December 31, 2004. The net decrease in working capital during 2005 resulted primarily from our operating loss. The decrease in cash and cash investments was a direct result of our use of cash to cover our operating loss for the year, as sales were insufficient to cover operating expenses.

In July 2005, VocalTec received a loan in the amount of $1,000,000 from Deutsche Telekom, then a holder of approximately 15.3% of VocalTec's issued and outstanding obligation. The principal of the loan and all interest accrued thereon (at an annual rate of 7.05%) will mature and become payable on July 21, 2006.

Net cash used in operating activities was $4.8 million, $4.6 million and $3.1 million for the years ended December 31, 2005, 2004 and 2003, respectively. The principal use of cash in each of these years was to fund our operations.

Net cash provided by investing activities was $0.5 million, $20,000 and $0.1 million for the years ended December 31, 2005, 2004 and 2003, respectively. Cash used for purchase of equipment was $0.3 million, $0.2 million and $0.1 million for 2005, 2004 and 2003, respectively. Proceeds from the sale of equipment were $0.1 million, $0.2 million and $0.2 million for 2005, 2004 and 2003, respectively. Cash provided by the business combination in 2005 was $0.7 million. Cash used in the purchase of Be Connected in 2004 was $20,000.

Net cash generated by financing activities in 2005 from exercise of stock options by employees was $0.2 million. Net cash used in financing activities in connection with the issuance of Ordinary A shares of Tdsoft in 2004 was $50,000.

We anticipate that operating expenses may exceed revenues, net of cost of sales in 2006 and possibly beyond if we do not sufficiently increase sales and reduce our costs. Current cash and cash equivalents balances, cash flows from operations and grants from the Chief Scientist are insufficient to meet our anticipated cash needs for working capital and capital expenditures for at least the next 12 months. We are considering ways to raise the additional capital necessary for us to meet our anticipated cash needs for working capital and capital expenditures for the next 12 months. If we are unable to raise such capital, on terms favorable to us or at all, we will experience a lack of liquidity for our activities and accordingly our ability to sustain our current or future operations, research and development and sales infrastructures, and to compete in the VoIP market, will be adversely affected. On April 18, 2006, our audit committee and board of directors approved a contingency plan that will be used by the Company if we fail to raise, by the end of the second quarter of 2006, the additional capital necessary for us to meet our anticipated cash needs for working capital and capital expenditures. The contingency plan provides for certain cost cut measures, which will enable us to finance our operations and to meet our capital obligations at least through December 31, 2006.

Even if we are able to raise the additional capital that we need, if our revenues do not increase substantially, whether due to a failure to increase the market share for our products, evolving industry standards and rapid technological changes that could result in our products being no longer in demand, the reduction in our product prices, slower pace of expansion or voice over broadband penetration, or our failure to retain our customers, we will need to reduce our operating expenses or use more of our cash reserves to fund operating expenses. Similarly, in the event that the amounts we receive from research and development grants decline, we will need to reduce operating expenses and utilize more of our cash reserves for our operations. If such measures are insufficient, we may attempt to establish lines of credit or sell additional equity or debt securities.

As of December 31, 2005, we had outstanding debt in the principal amount of $1,000,000 plus accrued interest of approximately $31,000, owed to Deutsche Telekom pursuant to the loan extended by Deutsche Telekom to VocalTec in July 2005. Such loan is payable in July 2006.

Capital expenditures in 2005 were approximately $308,000, compared with $189,000 in 2004 and $87,000 in 2003. See Item 4 - Information on the Company - History and Development of the Company, for further details. As of March 31, 2006, capital expenditures in progress consisted of approximately $150,000, to be used during 2006 for research and development activities in Israel and the relocation of VocalTec's offices in Israel.

We maintained annual car leases in the amount of approximately $390,000 in 2005, and our total liability for early termination of the leases is in the amount of up to approximately $86,000.

INVENTORY AND RECEIVABLES

Inventories as of December 31, 2005 were $1.0 million, compared to $1.3 million as of December 31, 2004. The decrease in 2005 compared with 2004 was mainly due to an inventory write-off of $0.8 million, which was partially off-set by the inclusion of VocalTec's inventory of $0.2 million as of December 31, 2005.

Trade receivables are from purchases of our products, primarily by telecommunications companies and service providers. Trade receivables are presented at gross value less reserves for doubtful accounts. Trade receivables, net as of December 31, 2005 were $0.6 million, essentially the same as at December 31, 2004.

Prepaid expenses and other receivables were $1.4 million as of December 31, 2005, compared with $0.2 million as of December 31, 2004. The increase in 2005 was due to grant payments accrued for in connection with participation from the Chief Scientist and the BIRD foundation in the total amount of $1 million and the inclusion of VocalTec's prepaid expenses and other receivables at December 31, 2005 in the amount of $0.2 million.

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

VocalTec, Essentra, Internet Phone and Surf&Call, TdSOFT, TdGATE and TdVIEW are trademarks or registered trademarks of VocalTec. All other trademarks or registered trademarks used in this Annual Report are the property of their respective owners.

RESEARCH AND DEVELOPMENT

We believe that our ability to enhance our current products, develop and introduce new products on a timely basis, maintain technological competitiveness and meet customer requirements is essential to our future success. Accordingly, we devote and intend to continue to devote a significant portion of our personnel and financial resources to research and development. We also intend to continue seeking and maintaining close relationships with our customers in order to remain responsive to their needs. We have a multi-disciplinary research and development team that specializes in audio and voice processing, computer and networking software, embedded software, hardware integration and communications protocols and drivers. We seek to employ highly qualified technical personnel in order to maintain our technological expertise.

The Company may engage in the future in joint research and development projects with third parties. The ownership of any intellectual or other proprietary property developed in such projects shall be negotiated between the Company and the relevant third party. During 2005, Tdsoft and Nuera commenced developing, as part of a joint project, certain hardware and software of a VoIP gateway platform. Following completion of the project, each of Tdsoft and Nuera will add its application software on top of the platform, to further develop it into a generally available product, targeting various gateway applications. Both companies have full ownership rights with respect to the platform, including intellectual property, manufacturing and marketing rights.

In connection with the project, Tdsoft has been engaged by Nuera to develop certain application software that will integrate with the platform. The intellectual property rights of this application software shall be owned solely by Nuera.

See Item 5 - Operating and Financial Review and Prospects - Operating Results - Research and development costs, net.

5D.  TREND INFORMATION

We believe that our business is subject to the following trends:

TRENDS IN THE COMMUNICATIONS INDUSTRY

Service providers are facing an increasing array of challenges given the ongoing regulatory changes and technological advances in the communications industry. Global deregulation is promoting competition to incumbent service providers from both new entrants and operators in adjacent industries, such as wireless, satellite and cable television service providers. At the same time, end user demands are rapidly evolving. While in the past, communications traffic consisted primarily of traditional voice communications and basic data traffic, such as email and facsimiles, end users are increasingly seeking fast, personalized, content-rich, easy-to-use communications and are relying on these applications in both their professional and personal lives. Accordingly, this trend is increasing demand for high-speed access services, including voice, video, data and wireless.

The combination of competitive pressures and end user demands is placing pressure on service providers to add new services to their existing offerings quickly, with the flexibility to continue to add functionality and to scale as needed. Many new and incumbent service providers presently offer a bundle of voice, video and data services to end users, often referred to as "triple-play." For example, these services may include both traditional and enhanced voice services, broadcast television and on-demand video, and high-speed Internet access delivered over a converged broadband connection to the home or office. Operators also are increasingly adding wireless to the triple-play bundle, referred to as "quad-play," which has contributed to consolidation in the service provider market. The bundling of services enables service providers to generate new sources of revenue and enhance customer relationships.

The initial capital costs and ongoing operating expense associated with the deployment of new services are considerable. Many service providers have significant investments in their existing network infrastructures, which may consist of disparate media, such as copper, coaxial and fiber, as well as numerous protocol families based on Internet Protocol, or IP, Asynchronous Transfer Mode, or ATM, and Time Division Multiplexing, or TDM. Service providers generally seek to maximize their return on investment by leveraging existing infrastructure to offer new services. This has increased the demand both for upgrades to existing equipment and for cost-effective new equipment that supports disparate media and numerous protocol families.

INVESTMENT MADE BOTH IN THE CORE AND IN THE ACCESS NETWORK: As voice, video and data traffic travels over communications network infrastructure, it typically passes through the core and access networks before arriving at the customer premise, or destination. The growing demand for Internet bandwidth over the last decade prompted service providers to make significant capacity investments in the core network, which is the part of the network that is responsible for transporting large volumes of traffic between and within cities. Service providers have also made significant investments in upgrading the core network to a mostly IP-based infrastructure to more efficiently manage the increased data traffic.

The access network is located between the core network and the customer premise and is integral to the aggregation and distribution of network services and to the creation of new services. Service providers have begun to spend a greater proportion of their capital budgets on the development of their access networks to enable deployment of new services with ever-increasing bandwidth requirements, such as video or bundled services. To complement the investments previously made in the core network and to combine voice, video and data over a common network, service providers are increasingly seeking to upgrade access networks to emerging IP standards. Increasingly, the use of IP as a transport technology to combine voice, video and data over a common network is emerging as the principal network architecture for service providers. The access networks, better known as the "last mile", have been the most significant factor in the limitation of competition in the local telephony exchange business. In an effort to overcome this barrier, incumbent carriers were forced by law to agree to rent unbundled network elements to competitive carriers. This had a limited success in opening up the local telecom market for competition. Wireless technologies provided an alternative low cost method of offering last mile services. The demand for broadband connectivity to the Internet and the cable competition led incumbent local exchange carriers to offer broadband over copper to the residential market. This was offered using ADSL technology. The fast deployment of ADSL opened up an opportunity for alternative carriers to offer voice over this broadband connection, bypassing the need for any permission from the provider of the ADSL service. This is a very significant factor in the ability to offer Essentra as a soft-switch and Class 5 alternative solutions over broadband, utilizing Essentra SIP technology. Various market research firms estimate that in 2008 approximately 15% of all wire line telephone lines will implement Voice over Broadband (VoBB) technology.

CONVERGENCE OF VOICE AND DATA: The maturing VoIP technology and the advantages of an IP network, not only in respect of data exchange but also in respect of voice exchange, is leading to the convergence of the two - data and voice networks - and the offering of a mix of data and voice services over a single packet based IP network. This move is expected to change telephony network deployment and operation by removing all territorial/localized networks and the localization aspect of the telephone number and possibly even replacing traditional telephone numbers with an alternative personal ID. Converged networks will reduce (according to various estimates - by 60%) the cost of deployment of telephony switching equipment. Converged networks will also reduce the cost of operation as the same packet-based network will serve voice and data. Soft-switch technology is at the heart of this evolution. The soft-switch will not only replace the legacy TDM Class 5 switch, but it will no longer be an integral part of each and every neighborhood. Fewer high capacity soft switches will serve larger populations. The physical location of the soft switch will not be related to the subscribers that it will serve. Massive efforts and large projects are planned by most telephony carriers, which will result in over 370 million telephony lines connected to soft switches by 2009 (according to the May 2005 In-Stat report). Essentra soft switch aims at this market, which is expected to grow by an annual average of 45% in the coming years.

WIRE LINE AND MOBILE CONVERGENCE: A new network architecture has been defined by the Internet Multimedia Subsystem (IMS), a mobile standards committee. This will be the network architecture for the mobile third generation migration to packetized voice. The unique abilities of IMS to offer fast implementations of new services and the comfortable handling of access networks led the industry to consider the adoption of IMS for the wire line business, especially for VoIP technology to be used as an access network. In 2-3 years, we expect to start experiencing IMS offering Fixed-Mobile Convergence (FMC), where the same handset will be used in both networks and offer identical services to the consumer. This will be the final step in convergence of all multimedia fixed and mobile networks, offering a single service platform to all terminals, being either a computer, a PDA, a wire line phone or a mobile phone. Essentra architecture has followed the guidelines of IMS, and more adjustments will be needed as implementation of IMS commences.

INCREASING NEED FOR VOIP INTERCONNECTION: With the dramatic rise in Broadband infrastructure and access throughout the world, carrier and end user demand for VoIP is growing rapidly. Established global telecommunications service providers such as British Telecom, AT&T and KDDI are joining new entrants such as Skype and Vonage, as well as cable operators such as Comcast and Cablevision in offering IP telephony services. Currently, there are over 1,600 VoIP providers operating throughout the world. Some offer stand-alone telephony service, while others bundle VoIP with Internet access and video service for a full triple play suite.

With this tremendous growth come a variety of challenges for carriers and service providers as they either build out their networks or migrate from legacy TDM technology to an IP-based infrastructure.

Traditional fixed-line operators are not the only ones migrating to IP, several leading mobile operators have announced plans to convert to an IP-based infrastructure in the coming years. The growing implementation of IP communications, coupled with the emerging fixed-mobile convergence over IP and the migration from TDM to ATM and IP-based networks, are driving the need for more sophisticated infrastructure solutions that can facilitate smooth deployments and transitions.

Unlike traditional telephony service, there is no single global standard for VoIP. As such, VoIP implementations are based on a variety of different standards, making VoIP networks essentially a growing number of islands.

In order to ensure a successful VoIP roll out and generate steady revenues for providers, these islands need to be connected to one another in a manner that is secure, reliable and seamless. While traditional architecture was once an effective way in which to connect multiple islands, it is becoming increasingly necessary for carriers to rely on IP-based solutions for VoIP interconnection.

HOSTED SERVICES FOR ENTERPRISES: Carriers have never succeeded to offer more than basic services to enterprises. The basic services included E1/T1 trunking with PRI, or Primary Rate Interface (an ISDN link between customer premises, usually a PBX, and the Class 5 switch) and DID, or Direct Inward Dialing (which allows to call a person's office telephone extension from an outside telephone service). Centrex services have been offered by carriers, mainly in the US, since the early 1980's, but it never became a significant business. Soft switch technology combined with application servers offering a rich PBX-type set of features and the trends of outsourcing such services as IT lead to the reevaluation of the potential of the new Centrex services. The availability of web based self service encourages carriers to offer Centrex as a competing service to IPPBX solutions. IP technology adds the ability to combine Centrex with VPN to interconnect multiple corporate offices which may be given the feel and look of one office. Considering this, Essentra is offering rich Centrex features combined with VPN capability and corporate level provisioning tools. The expected size of the Centrex market is currently unclear, but the feature set is becoming a must in every sale of a soft switch.

OFFERING OF SEPARATE COMPONENTS: Merely migrating systems from PSTNs to VoIP soft switch networks is insufficient to meet customers' increased demands. Therefore, carriers have started bundling various services, which include wireless, Internet, voice and television services, all to be provided by a single vendor. Within such bundling, we provide the voice services. Since the voice service we provide is bundled with such other services, our products have to be compatible with various other services provided by vendors. In this regard, incumbent vendors such as Alcatel and Nortel have an advantage over us due to their ability to provide to carriers all of the services required by such vendors. Since we do not offer a full bundle of services (but rather only voice services), we depend on a demand among carriers for the "best of breed", which means that rather than purchasing a bundle of services from a vendor, such customers will purchase separate services from separate suppliers and vendors.

CONSOLIDATION: In recent years, we have witnessed a consolidation in our industry, primarily the acquisition by large companies, which have the ability to provide to their customers a bundled product that includes all services, of smaller companies (such as VocalTec) that develop and offer only part of the services. We expect such trend to continue in the near future.

OTHER TRENDS: In addition to the foregoing, we have identified the following trends:

     (i) VoIP networks have emerged in many business segments, in both the carrier and the enterprise market. Due to reasons such as security, protocol variance and other reasons, these networks are still not linked to each other using native IP. This has created an opportunity, which the Company is planning to leverage using the Essentra EX and derivatives of that product, to provide products that meet the need to connect these islands;

     (ii) Adoption of a standard called IMS (IP Multimedia Subsystem) by a majority of carriers and vendors, including mobile and fixed carriers and networks, resulting in a new definition of telecom infrastructure, focusing on IP multimedia service implementation. To address this trend, the Company's strategy is in alignment with the functional description described in the standard;

     (iii) Conveyance between fixed and mobile networks, both on the infrastructure and the service and business aspects, with respect to which the Company offers a vertical solution providing some of the elements in an FMC (fixed mobile conveyance)-type implementation. This trend is characterized by the unification of infrastructures (including unification at the infrastructure and service layers);

     (iv) The recent transition of existing and newly formed service providers towards packet-based networks, creating a variety of network islands, has resulted in IP peering among the islands (which traditionally were connected through PSTNs), due in part to the fact that being connected using IP is more cost-effective than being connected through PSTNs;

     (v) Distribution of soft switch functions towards the border (the gateway) and the application services layer (which enables the application service vendors to function as a soft switch), the Company can now transfer a portion of the intelligence from the BAX product to the border (the gateway);

     (v) Entry of large Chinese vendors into the VoIP market, resulting in a dramatic reduction in the prices of commodity-based products. To overcome this difficulty, the Company is focusing on the development of a product that is less commoditized; and has a higher barrier of entry.

5E.  OFF-BALANCE SHEET ARRANGEMENTS

There are no off-balance sheet arrangements that have or are reasonably likely to have a current or future material effect on the company's financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

5F.  TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS


Contractual Obligations          Payment Due by Period (in thousands of dollars)
-----------------------          -----------------------------------------------
                                             Less
                                            than 1     1-3    3-5   More than
                                  Total      Year     Years  years  5 Years
                                  -----      -----     ---    ---    -----

Contractual obligations
Short term debt obligations       1,031      1,031       -      -        -
Operating Lease Obligations       1,275        722     553      -        -
Other Long Term Liabilities
Reflected on the Registrant's
Balance Sheet under U.S. GAAP     2,635*       841       -      -    1,794
Total                             4,941      2,594     553      -    1,794

* As of December 31, 2005 we had $1,966,000 in severance pay funds to cover such liabilities.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6A.  DIRECTORS AND SENIOR MANAGEMENT

The following sets forth certain information regarding our directors and executive officers:

      NAME
      ----
      Joseph Albagli             Director, President and Chief Executive Officer
      Dr. Elon A. Ganor          Director
      Ilan Rosen                 Chairman of the Board of Directors
      Yoav Chelouche             Director
      Robert Wadsworth           Director
      Joseph Atsmon              Director
      Michal Even-Chen           Director
      Rafi Wiesler               Chief Financial Officer

Set forth below is a biographical summary of the business experience of each of the directors and executive officers named above:

JOSEPH ALBAGLI was appointed as a director and as the Company's President and Chief Executive Officer in November 2005 (following and pursuant to the business combination. Mr. Albagli is a co-founder of Tdsoft and has served as its President, Chief Executive Officer and as a director since Tdsoft was founded in 1994. Mr. Albagli has over two decades of technical and management experience gained prior to founding Tdsoft at Tadiran Telecommunications, the Israeli Aircraft Industries and the Israel Defense Forces. He received a diploma in Practical Electronics Engineering from Bosmat, Haifa in 1972, a B.Sc. (cum laude) in Civil Engineering from the Technion - Israel Institute of Technology in 1980, and a diploma in Computer Science from the Tel Aviv University in 1989.

DR. ELON A. GANOR was appointed as a director in November 2005, after serving as Chairman of the board of directors from 1993 to 2005, and as Chief Executive Officer from 1993 to October 1998 and again from November 1999 to November 2005. From 1990 to 1992, Dr. Ganor was responsible for the sales and marketing of our products through his association with a subsidiary of LaCresta International Trading Inc., where he served as a Vice President. Prior to joining VocalTec in 1990, Dr. Ganor, had nearly a decade of international business experience and several years as a practicing physician. He holds a medical degree from Tel Aviv University Medical School.

YOAV CHELOUCHE has served as a director since July 2000. Mr. Chelouche is the Chairman of the Fantine Group. From November 1995 to mid-2001, Mr. Chelouche was President and Chief Executive Officer of Scitex Corporation Ltd., and was a director of Scitex from May 1996 to 2001. Since 1979, Mr. Chelouche has held several positions within Scitex, including executive vice president of marketing and business development. Mr. Chelouche qualifies as an External Director according to the Israel Companies Law.

MICHAL EVEN-CHEN has served as a director since November 2004. Until the end of 2003, she served as Vice President Business Development of Bezeq Ltd., Israel's national telecommunications company, and was also the driving force and executor on Bezeq's part of the creation of the venture capital fund Stage-one. Subsequently, Ms. Even-Chen served for two years as Chairwoman of the fund's Investment Committee. She also represented Bezeq on the Investment Committee of Eurofund, a fund managed by Federman Enterprises. Prior to her positions at Bezeq, Ms. Even-Chen was Vice President of Marketing for 012 Golden Lines, a telecom and Internet provider. She previously held the position of Head of the Strategy Department in Bezeq Ltd., and earlier worked in the Budget Department of the Ministry of Finance of the State of Israel, supervising Water and Sewage. Ms. Even-Chen qualifies as an External Director under the Israel Companies Law.

ILAN ROSEN was appointed as Chairman of the Board of Directors in November 2005 (following and pursuant to the business combination). He has been a member of the board of directors of Tdsoft since 1997, and has served as Chairman of Tdsoft's board of directors since 1997. Mr. Rosen has served as a special advisor to HarbourVest Partners LLC since March 2003 and is an observer on the board of directors of Telrad Networks Ltd. and PacketLight Networks Ltd. Between 1989 and 1993, Mr. Rosen served on various boards of directors as a Business Manager at Polar Investments Ltd., an Investment Company of Bank Hapoalim Ltd. From 1993 to 1996, he served as President of Adsha Development & Investments Ltd., an Israeli investment company that was listed on the Tel Aviv Stock Exchange, and in that capacity served on various boards of directors. From November 1996 through January 2004, Mr. Rosen served as Vice President of Teledata Networks (formerly ADC Telecommunications, Israel and before that Teledata Communications Ltd.) and in that capacity, in addition to serving as a board member of Tdsoft, Mr. Rosen served on the board of directors of each of G-Connect Ltd., VManage Ltd., Mind CTI Ltd. and various other companies. In early 2000, ADC Telecommunications Inc. launched a project in the name of ADC Ventures, and Mr. Rosen served as the Managing Director of this project in Israel. Mr. Rosen received a B.Sc. (cum laude) in mechanical engineering from Tel Aviv University in 1979, and an M.B.A. from Tel Aviv University in 1986.

ROBERT M. WADSWORTH was appointed as a director in November 2005 (following and pursuant to the business combination). He is Managing Director of HarbourVest Partners, LLC. Mr. Wadsworth oversees many of HarbourVest's investment activities in both the industrial and information technology sectors. He is currently a director of Network Engines, Inc. and Trintech Group PLC, which are both public companies. He is also a director of Akibia, AWS Convergence (Weatherbug), Nuera Communications, Kinaxis, Loxam and several other U.S. and non-U.S. private companies. His prior experience includes management consulting with Booz, Allen & Hamilton, where he specialized in the areas of operations strategy and manufacturing productivity. Mr. Wadsworth received a B.S. (magna cum laude) in Systems Engineering and Computer Science from the University of Virginia in 1982 and an MBA (with distinction) from Harvard Business School in 1986.

JOSEPH ATSMON was appointed as a director in November 2005 (following and pursuant to the business combination). He currently serves as a director and Vice-Chairman of the board of directors of NICE Systems Ltd. and as a director of Ceragon Networks and Radvision Ltd. From 1995 until 2000, Mr. Atsmon served as Chief Executive Officer of Teledata Communications Ltd., a public company acquired by ADC Telecommunications Inc. in 1998. Prior thereto, Mr. Atsmon had a twenty-year career with Tadiran Ltd. In his last role at Tadiran Ltd., Mr. Atsmon served as Corporate VP for business development. Prior thereto, he served as president of various military communications divisions. Mr. Atsmon received a B.Sc. in Electrical Engineering, suma cum laude, from the Technion, Israel Institute of Technology in 1975.

RAFI WIESLER has served since July 1999 as Vice President of Finance and Chief Financial Officer at Tdsoft and became the Company's Chief Financial Officer following and pursuant to the business combination. Prior to joining Tdsoft, Mr. Wiesler held a number of key positions, including Chief Financial Officer and Business Development Manager of Network Communications and Production (NCP Reshet), a commercial television broadcasting and production company in Israel, Vice President of Finance and Purchasing at Lebanon Foundry, an industrial company in Pennsylvania and as Chief of the Economics Department at Urdan Industries Ltd., an Israeli publicly-held company. In addition, Mr. Wiesler served as an adviser to the Chief of Staff of the Israel Defense Forces. Mr. Wiesler holds a B.A. in psychology and economics from Haifa University and an MBA from Tel Aviv University.

6B.  COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

The aggregate compensation paid to VocalTec's and Tdsoft's directors and executive officers as a group (prior to the business combination) during the fiscal year ended December 31, 2005 was approximately $1.76 million and $0.23 million, respectively, in salaries, directors' fees and bonuses. The aggregate compensation paid to the directors and executive officers as a group of the combined company during the fiscal year ended December 31, 2005 was approximately $29,000.

During the fiscal year ended December 31, 2005, 23,076 options were granted to VocalTec's directors and executive officers as a group (prior to the business combination) and no options were granted to Tdsoft's directors and executive officers as a group (prior to the business combination).

On November 24, 2005, immediately following consummation of the business combination, 221,386 options were granted to the directors and executive officers. Of such options, 136,769 options were granted to the Company's Chief Executive Officer, at an exercise price per share of $5.93, equal to the average of the closing prices of the shares on Nasdaq Capital Market over the 30 days following November 24, 2005. The remaining options were granted at an exercise price equal to the closing price of the shares on Nasdaq Capital Market on the 30th day following November 24, 2005. Such exercise price was subsequently amended by the Company's board of directors on December 13, 2005 to $5.93 per share, which amended exercise price is subject to shareholders approval. In addition, 13,000 options were approved for grant to the Company's Chief Financial Officer on December 13, 2005, at an exercise price of $4.60 per share. Options expire seven years after the date of the grant. No additional amounts were set aside or accrued by the Company or its subsidiaries in 2005 to provide pension retirement or similar benefits.

Pursuant to the business combination, Mr. Joseph Albagli, the Company's Chief Executive Officer and formerly the Chief Executive Officer of Tdsoft, received an aggregate of 81,531 ordinary shares of VocalTec in exchange for his Tdsoft shares. Of such 81,531 VocalTec shares, 41,541 shares reflected the exchange ratio that was used for other Tdsoft shareholders who received VocalTec shares pursuant to the business combination. Therefore, the remaining 39,990 issued to him may be deemed to reflect an additional stock based compensation received by him.

Pursuant to the business combination, two of our directors and one of our executive officers, received an aggregate of 18,537 options. Of such 18,537 options, 8,871 options reflected the exchange ratio that was used for other Tdsoft shareholders who received options pursuant to the business combination. Therefore, the remaining 9,666 options may be deemed to reflect an additional stock based compensation received by such directors and executive officer.

6C.  BOARD PRACTICES

The period during which our directors and senior management have each served in their respective offices is set forth in Item 6 - Directors, Senior Management and Employees - Directors and Senior Management. There is no date of expiration of the current term of office of any of the senior management members. The expiration date of the terms of office of our directors are as follows: (a) Yoav Chelouche - in May 2006 (which term may not be renewed); (b) Elon Ganor - at the annual shareholders meeting in 2006 (which term may be renewed); (c) Ilan Rosen and Joseph Atsmon - at the annual shareholders meeting in 2007 (which term may be renewed; (d) Michal Even-Chen, who was elected as an external director in November 2004, will serve in such position for three years and may then be appointed for an additional three-year term as an external director; and (e) Joseph Albagli and Robert Wadsworth at the annual shareholders meeting to be held in 2008 (which term may be renewed).

There are no service contracts between us or any of our subsidiaries and our directors in their capacity as directors providing for benefits upon termination of employment, except for the termination provisions included in the employment agreement of Joseph Albagli, our President and Chief Executive Officer, which provide for: (i) the vesting acceleration with respect to a portion of the options granted to him and (ii) his entitlement, in addition to payment received during the 90-day notice period, to severance pay and to an amount equal to his then Basic Salary (as such term is defined in his employment agreement) and the benefits payable to him under the employment agreement, multiplied by six.. In November 2005, we entered into new indemnification agreements with our directors, in which the Company undertook to indemnify the directors for the matters and in the circumstances described in such indemnification agreements, in an aggregate amount of up to $4 million, provided that if such amount is insufficient to cover all amounts to which such persons are entitled pursuant to such undertaking of the Company, such amount shall be allocated among the indemnified persons pro rata to the amounts to which they are so entitled. However, with respect to Yoav Chelouche, Michal Even-Chen and Dr. Elon Ganor, the terms of their prior indemnification agreements (entered into in November 2000 with respect to Dr. Elon Ganor and Yoav Chelouche, and in December 2004 with respect to Michal Even-Chen) shall apply with respect to any fundamental acts or omissions taken or made by them in their capacity as directors or office holders of the Company during the six-month period immediately prior to October 27, 2005 (the signing date of the agreement for the business combination) (provided that the indemnification relates to a claim that is made against them (alone or together with others) in writing during the 12-month period following November 24, 2005). All the indemnification agreements provide protection against personal liability due to an act performed or failure to act in the capacity as a director or officer.

Under the Companies Law, the board of directors of any publicly traded company must also appoint an audit committee, comprised of at least three directors, including all of the external directors, but excluding:

     o the chairman of the board of directors;

     o any controlling shareholder or a relative of a controlling shareholder;
and

     o any director employed by the company or who provides services to the company on a regular basis.

Our audit committee is comprised of Joseph Atsmon, Yoav Chelouche, and Michal Even-Chen. We believe that Mr. Atsmon and Mr. Chelouche qualify as audit committee financial experts (as such term is defined under the Exchange Act), and that all three directors qualify as independent directors (as such term is defined under the Nasdaq rules). The purpose of the audit committee is to provide assistance to the Board of Directors in fulfilling its legal and fiduciary obligations with respect to matters involving the accounting, auditing, financial reporting and internal control functions of VocalTec and its subsidiaries as well as complying with the legal requirements under Israeli law and the Sarbanes-Oxley Act of 2002. The following are examples of functions within the authority of the audit committee:

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

An audit committee may not approve an action or a transaction with an office holder or a controlling shareholder or an entity in which either of them has a personal interest unless at the time of approval the two external directors are serving as members of the audit committee. In addition, at least one of the external directors must be present at the meeting in which an approval was granted.

Our audit committee convenes at least once per quarter to review the Company's quarterly financial results, and as necessary to resolve issues that are in the scope of responsibility of the committee.

Our compensation committee is comprised of Joseph Albagli, Yoav Chelouche, Joseph Atsmon and Ilan Rosen and meets several times per year regarding options allocations and general compensation issues relating to our employees.

6D.  EMPLOYEES

At December 31, 2005, we employed 88 full time employees and 3 part-time employees, of which 51 were employed in research and development, 16 were employed in sales and marketing, 16 were employed in general and administrative, and 4 were employed in operations. Of these employees, 87 were based in our facilities in Israel, 1 in the United States and 3 in Europe. At December 31, 2004, VocalTec employed 93 full time employees and 8 part-time employees, of which 43 were employed in research and development (compared with 51 in 2003), 42 were employed in sales and marketing (compared with 69 in 2003), 12 were employed in general and administrative (compared with 22 in 2003), and 4 were employed in operations (compared with 5 in 2003). At December 31, 2004, Tdsoft employed 70 full time employees and 2 part-time employees, of which 48 were employed in research and development (compared with 34 in 2003), 10 were employed in sales and marketing (compared with 7 in 2003), 8 were employed in general and administrative (compared with 8 in 2003), and 4 were employed in operations (compared with 3 in 2003).

We believe that our relations with our employees are good. Neither our employees nor we are parties to any collective bargaining agreements, except for provisions of such agreements that are applicable to the industry by virtue of extension orders issued under applicable Israeli laws.

6E.  SHARE OWNERSHIP

As of March 15, 2006, each of the individuals listed in Item 6 - Directors, Senior Management and Employees - Directors and Senior Management, other than Mr. Joseph Albagli, beneficially owned less than one (1%) percent of our ordinary shares, and each such person's individual share ownership has not been previously disclosed to shareholders or otherwise made public.

In the past, each of VocalTec and Tdsoft had adopted various plans for the grant of options to their employees, directors and consultants. In August 2005, the board of directors of VocalTec resolved to transfer to the 2003 Master Stock Option Plan all of the shares then available for grants of options under the other VocalTec option plans. Pursuant to the business combination, the number of shares underlying the 2003 Master Stock Option Plan was increased by 576,923 shares and the Company adopted each of Tdsoft's option plans, such that all outstanding options granted under the various Tdsoft option plans to purchase ordinary shares of Tdsoft were assumed by VocalTec, except that the Tdsoft ordinary shares underlying such options were replaced by VocalTec's ordinary shares in amounts and for exercise prices in accordance with a conversion ratio set forth in the agreement for the business combination (and which options continued to be subject, except as set forth herein, to the terms of the Tdsoft option plans under which they were granted).

Following consummation of the business combination, the Company's board of directors resolved (i) to effect certain amendments to the 2003 Master Stock Option Plan and (ii) that options granted under older stock option plans shall revert to the amended 2003 Master Stock Option Plan upon the expiration or cancellation of such option.

On February 15, 2006, we filed with the U.S. Securities and Exchange Commission a registration statement on Form S-8, pursuant to which we registered for resale all of the shares underlying our amended 2003 Master Stock Option Plan that had not been registered previously. As of the date hereof, the Company has registered for resale an aggregate of 1,038,461 (reflecting the 1-for-13 reverse split effected on November 25, 2005) ordinary shares that have been or may in the future be granted under the Company's option plans. Options generally have a term of seven (7) years. However, options granted prior to December 13, 2005 have a term of ten (10) years. Earlier termination may occur if the employee's employment with us is terminated or if certain corporate changes or transactions occur. Our Board of Directors determines the grant and the exercise price at the time the options are granted upon recommendation of the Compensation Committee.

The exercise price per share is usually granted at the approximate fair market value of the shares on the date of grant, as determined by the closing price of our ordinary shares as reported by Nasdaq on the business day prior to the date of grant.

Each stock option agreement specifies the date and period over which the option becomes exercisable. Options granted by us generally vest over a period of four years, either in equal quarterly installments of 6.25% of the option shares, starting three months after the date of grant, or 25% of the option shares are vested one year following option grant, and the remaining 75% vest in equal quarterly installments of 6.25% over the remaining three years. Vesting of options granted to employees is conditional upon the grantee remaining continuously employed by VocalTec or its subsidiaries.


ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7A.  MAJOR SHAREHOLDERS

The following table sets forth, as of March 15, 2006, the number of our ordinary shares, which constitute our only voting securities, beneficially owned by (i) all shareholders known to us to own more than five percent (5%) of our outstanding ordinary shares, and (ii) all of our directors and executive officers as a group.

                                            ORDINARY SHARES BENEFICIALLY OWNED
                                            ----------------------------------
NAME AND ADDRESS                                   NUMBER      PERCENT
----------------                                  ---------    -------

Cisco Systems International BV (1)                1,673,549     35.45 %
HarbourVest International Private Equity
Partners III - Direct Fund L.P. (1)                 910,444     19.28 %
Israel Growth Fund L.P.                             251,908      5.34 %
Officers and directors as a group
(8 persons) (2)                                     146,948      3.11 %

(1) These shareholders are parties to a shareholders agreement dated December 7, 2005, to which certain other shareholders of the Company are parties, and pursuant to which the parties to such agreement have agreed to vote their Company shares for the voting of certain persons as directors of the Company. As a result, the shareholders that are parties to such agreement may be deemed to constitute a "group" pursuant to Rule 13d-5 of the Exchange Act. Each of these shareholders disclaims any beneficial ownership of the Company shares held by the other shareholder.

(2) Includes (i) 45,529 ordinary shares for which options granted to officers and directors of our Company are exercisable within 60 days of the date stated above and (ii) 17,738 ordinary shares held by LaCresta International Trading Inc. (in which Dr. Elon Ganor, one of our directors, holds 50%), which shares may be deemed to be beneficially owned by Dr. Ganor. Does not include 237,393 ordinary shares for which options granted to officers and directors of our company are outstanding but are not exercisable either currently or within 60 days.

Our major shareholders do not have different voting rights from each other or from other shareholders.

To our knowledge, (A) we are not directly or indirectly owned or controlled (i) by another corporation or (ii) by any foreign government or (iii) by any other natural or legal persons and (B) there are no arrangements, the operation of which may at a subsequent date result in a change in control of VocalTec.

For information as to the portion of each class of securities held in the United States and the number of record holders see Item 9 - The Offer and Listing.

7B.  RELATED PARTY TRANSACTIONS

     o Consulting agreement with Ilan Rosen dated November 24, 2005, pursuant to which Mr. Rosen agreed to provide us certain services including, without limitation, as the chairman of our board of directors.

     o We have been generating sales of our products and related services to Deutsche Telekom's T-Systems subsidiary. During the year 2005, VocalTec (separately of Tdsoft) have generated sales with respect to Deutsche Telekom's T-Systems subsidiary (consisting mostly of services), which accounted for approximately $1.3 million. Immediately prior to consummation of the business combination, Deutsche Telekom held approximately 15.3% of our issued and outstanding share capital.

     o In July 2005, we received a bridge loan in the amount of $1,000,000 from Deutsche Telekom, which at the time of the loan held approximately 15.3% of our issued and outstanding share capital. The loan bears an interest rate of 7.05% per annum payable along with the principal in July 2006. In connection with the loan, we agreed to deposit the source code of one of our products in escrow in favor of Deutsche Telekom and not to create, without the approval of Deutsche Telekom, any security interest over such source code.

7C.  INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8. FINANCIAL INFORMATION

8A.  CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

Our consolidated financial statements are set forth in Item 18 of this document.

EXPORT SALES

Export sales of VocalTec (prior to the business combination) in 2005 were $3.8 million or 100% of sales compared with export sales in 2004 which were $5.5 million or almost 100% of sales, and with $18.3 million or 100% of sales in 2003.

Export sales of Tdsoft (prior to the business combination) in 2005 were $3.3 million or 75% of sales compared with export sales in 2004 which were $2.8 million or almost 68% of sales, and with $2.6 million or 67% of sales in 2003.

Export sales of the combined company in 2005 were $0.7 million or 96% of sales.

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

8B.  SIGNIFICANT CHANGES

Except as disclosed elsewhere in this annual report, there have been no other significant changes since December 31, 2005.

ITEM 9. THE OFFER AND LISTING

9A.  OFFER AND LISTING DETAILS

Through March 31, 2006, for the periods indicated, the high and low reported trading prices of our ordinary shares as reported by Nasdaq were as follows:

                                             HIGH              LOW
                                             ----              ----

2001                                         8.12              0.60
2002                                         3.02              0.26
2003                                         7.60              0.47
2004                                         6.90              1.06
2005 (1)                                     24.7              3.45

2003
First quarter                                0.77              0.47
Second quarter                               4.45              0.59
Third quarter                                7.60              2.81
Fourth quarter                               6.40              2.50

2004
First quarter                                6.90              3.19
Second quarter                               4.20              1.90
Third quarter                                2.27              1.07
Fourth quarter                               1.77              1.06

2005
First Quarter                                1.90              1.06
Second Quarter                               1.33              0.64
Third Quarter                                0.95              0.50
Fourth Quarter(1)                           14.75              3.11

MOST RECENT SIX MONTHS
October 2005                                 0.69              0.37
November 2005(1)                             7.67              3.80
December 2005(1)                            14.75              3.11

2006
January 2006(1)                             11.00              8.00
February 2006(1)                             9.08              6.61
March 2006(1)                                10.4              7.01

Closing price on the first trading day of:

November 2005 - 7.52(1)
December 2005 - 3.72(1)
January 2006 - 10.42(1)
February 2006 - 8.56(1)
March 2006 - 7.28(1)
April 2006 - 8.72(1)

As of March 15, 2006, 4,675,498 of our ordinary shares were issued and outstanding. At such date, the last reported sale price of the ordinary shares was $8.73 per share, and the ordinary shares were held by 64 record holders. Of those 64 record holders, 35 are shown on our records as having United States addresses. The number of record holders in the United States is not representative of the number of beneficial holders nor is it representative of where such beneficial holders are resident since many of these ordinary shares were held of record by brokers or other nominees. We believe that as of March 15, 2006 approximately 79% of our outstanding ordinary shares were held in the United States.

----------

(1) Stock prices reflect the 1-for-13 reverse split we effected on November 25, 2005.

9B.  PLAN OF DISTRIBUTION

Not applicable.

9C.  MARKETS

Our ordinary shares were initially quoted on the Nasdaq National Stock Market on February 7, 1996 under the symbol "VOCLF," which was changed to "VOCL" on April 20, 1999. Our ordinary shares were quoted on the Nasdaq Stock Market from October 17, 2000 until December 2002, under the symbol "VOCL". In December 2002, we transferred to the Nasdaq Capital Market (formerly: Nasdaq SmallCap), in July 2003 we transferred back to the Nasdaq National Market and in April 2005, due to the fact that we no longer satisfied the minimum stockholders' equity continued listing requirement of the Nasdaq National Market, we transferred back to the Nasdaq Capital Market, where our shares continue to be listed under the trading symbol VOCL. In August 2005, we were notified by Nasdaq Capital Market that we were not in compliance with its minimum stockholders' equity standard listing requirements. On November 25, 2005, following the consummation of the transaction with Tdsoft, and in order for our shares to continue to be listed on the Nasdaq Capital Market, we effected a 1-for-13 reverse split of our issued and outstanding share capital, resulting in the par value of our ordinary shares being increased to NIS 0.13 per share. On November 28, 2005, the Nasdaq Capital Market informed us that we complied with all initial listing requirements of the Nasdaq Capital Market. Our shares traded on the Nasdaq Capital Market under the symbol "VOCLD" from November 28, 2005 through December 27, 2005 and under the symbol "VOCL" since December 28, 2005.

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

OBJECTS AND PURPOSES

The objects and purposes of our company appear in Section 2 of our Memorandum of Association are: (1) to market, import, purchase computers and software for companies and other related items; (2) to export, market and sell software for computers and related items; and (3) to plan and manufacture software for computers.

RIGHTS, PREFERENCES AND RESTRICTIONS UPON SHARES

Our articles of association authorize one class of shares, which are our ordinary shares. We may declare a dividend to be paid to the holders of our ordinary shares according to their rights and interests in our profits. Our board may declare interim dividends and a final dividend for any fiscal year only out of retained earnings, or earnings derived over the two most recent fiscal years, whichever is higher. The Companies Law and our articles provide that our board may declare and pay dividends (subject to certain limitations) without any further action by our shareholders. All unclaimed dividends may be invested or otherwise used by the board for our benefit until those dividends are claimed. In the event an unclaimed dividend is claimed, only the principal amount of the dividend will be paid to the person entitled to the dividend. Subject to the creation of any special rights regarding the distribution of dividends, any dividends we declare will be distributed to shareholders in proportion to their holdings.

If we liquidate, after satisfying liabilities to creditors, our assets will be distributed to the holders of ordinary shares in proportion to their holdings.

Holders of ordinary shares have one vote for each paid-up ordinary share on all matters submitted to a vote of our shareholders. These voting rights may be affected by the grant of any special voting rights to the holders of a class of shares with preferential rights that may be authorized in the future.

Our articles provide that directors are elected by an ordinary resolution of a general meeting of our shareholders. Our ordinary shares do not have cumulative voting rights in the election of directors. Accordingly, the holders of ordinary shares representing more than 50% of the voting power in our company have the power to elect all directors. However, our board of directors is divided into three classes: (a) one class to hold office until our annual meeting of shareholders to be held in 2006, (b) another class to hold office until our annual meeting of shareholders to be held in 2007 and (c) a third class to hold office until our annual meeting of shareholders to be held in 2008.

We may, subject to the applicable provisions of the Companies Law, issue redeemable shares and subsequently redeem them. In addition, our board may make calls upon shareholders in respect of any sum which has not been paid up in respect of any shares held by those shareholders.

Under the Companies Law, the disclosure requirements that apply to an office holder and are described below under "Approval of Related Party Transactions Under Israeli Law" also apply to a controlling shareholder of a public company. A shareholder that holds more than 50% of the voting rights in a public company is deemed to be a controlling shareholder. Extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest, and the terms of compensation of a controlling shareholder who is an office holder, require the approval of the audit committee, the board of directors and the shareholders of the company. The shareholder approval requires that: (a) the majority of shares voted at the meeting, including at least one third of the shares of disinterested shareholders voted at the meeting, are voted favor of the transaction; or (b) the total number of shares of disinterested shareholders voted against the transaction does not exceed one percent of the aggregate voting rights in the company.

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

SHAREHOLDERS MEETINGS AND RESOLUTIONS

We are required to hold an annual general meeting of our shareholders once every calendar year, but no later than 15 months after the date of the previous annual general meeting. All meetings other than the annual general meeting of shareholders are referred to as extraordinary general meetings. Extraordinary general meetings may be called by our board whenever it sees fit, at such time and place, within or without the State of Israel, as the board may determine. In addition, the Companies Law provides that the board of a public company is required to convene an extraordinary meeting upon the request of (a) any two directors of the company or one quarter of the company's board of directors or
(b) one or more shareholders holding, in the aggregate, (i) five percent of the outstanding shares of the company and one percent of the voting power in the company or (ii) five percent of the voting power in the company.

The quorum required for a meeting of shareholders consists of at least two shareholders present in person or by proxy who hold or represent between them at least 33.3% of our issued share capital. A meeting adjourned for lack of quorum is adjourned to the same day in the following week at the same time and place or any time and place as the chairman of the meeting determines. At such reconvened meeting, the required quorum consists of any two shareholders present in person or by proxy.

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

MERGERS AND ACQUISITIONS; TENDER OFFERS; ANTI-TAKEOVER PROVISION

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

The Companies Law also provides that, except in certain circumstances set forth in the Companies Law, the acquisition of shares in a public company must be made by means of a special tender offer if, as a result of the acquisition, the purchaser would become a 25% shareholder of the company. The rule does not apply if there already is another 25% shareholder of the company. Similarly, the law provides that an acquisition of shares in a public company must be made by means of a special tender offer if, as a result of the acquisition, the purchaser would become a 45% shareholder of the company, unless there already is a 45% shareholder of the company.

If, following any acquisition of shares, the purchaser would hold 90% or more of the shares of the company, such acquisition must be made by means of a tender offer for all of the target company's shares. An acquirer who wishes to eliminate all minority shareholders must do so by means of a tender offer and acquire such amount of shares that will cause him to hold at least 95% of the outstanding shares of the target company. However, in the event that the tender offer to acquire such amount of shares that will cause him to hold at least 95% of the Company's outstanding shares is not successful, the acquirer may not acquire tendered shares if by doing so the acquirer would own more than 90% of the outstanding shares of the target company.

Our articles contain provisions that could delay, defer or prevent a change in our control. These provisions include advance notice requirements and a staggered board provision. Under the advance notice requirements, shareholders seeking to propose items for inclusion on the agenda for a general meeting of shareholders, must submit those items in writing to our corporate secretary not less than 60 days (or not less than 90 days for the nomination of candidates for election of directors) and not more than 120 days prior to the particular meeting. The staggered board provisions of our articles are described above under the caption "rights, preferences and restrictions upon shares."

BOARD PRACTICES

Under our articles of association, our board can, at its discretion, cause the Company to borrow money or secure the payment of any sum upon terms and conditions it deems fit. The board can utilize this power through various methods, including the issuance of bonds or debentures, or mortgages, charges or other securities on the whole of the Company or any part of it.

Our directors are not subject to any age limit requirement, nor are they disqualified from serving on the board because of a failure to own VocalTec shares.

Directors are classified into three classes. Each class has a nearly equal number of directors, as determined by the Board of Directors. The terms for these classes of directors will expire at the annual shareholder meetings of 2006, 2007 and 2008. At each shareholder meeting, the successors of each class of directors whose terms expire are elected to hold office for a term expiring at the annual shareholders meeting held in the third year following the year of their election. The classified board structure may not be amended without the approval of the greater of (i) holders of not less than 75% of the voting power represented at a meeting in person or by proxy and voting thereon, or (ii) holders of a majority of the outstanding voting power of all shares of the Company.

EXTERNAL DIRECTORS

We are subject to the provisions of the Companies Law. Under the Companies Law, companies incorporated under the laws of the State of Israel whose shares have been offered to the public in or outside of Israel are required to appoint at least two external directors. Certain regulations promulgated recently under the Companies Law set out the conditions and criteria for a director qualifying as having a "financial and accounting expertise" or a "professional qualification". A director with financial and accounting expertise is a director who, due to his education, experience and skills, possesses capabilities relating to and an understanding of business and accounting matters and financial statements, which enable him to understand in depth the company's financial statements and to initiate a debate regarding the manner in which the company's financial information is presented. A director who meets certain professional qualifications is a director who satisfies one of the following requirements:
(i) the director holds an academic degree in either economics, business administration, accounting, law or public administration, (ii) the director either holds another academic degree or has obtained other high education in the company's primary field of business or in an area that is relevant to his position, (iii) the director has at least five (5) years of experience serving in one of the following capacities or an aggregate of at least five (5) years of experience in two or more of the following capacities: (a) a senior business management position of a company with a substantial scope of business, (b) a senior position in the primary field of business of the company or (c) a senior public administration position. A proposed external director must submit to the company a declaration as to his or her compliance with the requirements for his or her election as an external director (including with respect to such person's financial and according expertise or professional qualification). At least one of the external directors should have a "financial and accounting expertise" and the other external directors should have a "professional qualification". The board of directors should determine the minimum number of directors having financial and accounting specialty, in addition to the external directors. In determining such number the board of directors shall consider, among other things, the type and size of the company and the scope and complexity of its operations. The Companies Law provides that a person may not be appointed as an external director if the person or the person's relative, partner, employer or any entity under the person's control, has, as of the date of the person's appointment to serve as external director, or had, during the two years preceding that date, any affiliation with the company, any entity controlling the company or any entity controlled by the company or by the controlling entity of the company. The term affiliation includes:

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

The initial term of an external director is three years and may be extended for one additional term of three years. External directors may be removed only by the same percentage of shareholders as is required for their election, or by a court, and then only if the external directors cease to meet the statutory qualifications for their appointment or if they violate their duty of loyalty to the company. Each committee of a company's board of directors that has the power to exercise discretion of the board is required to include at least one external director, and all external directors have to be members of the company's audit committee. If at the time of appointment of an external director all of the members of the board of directors are of one gender, the appointed external director must be of the other gender.

INDEPENDENT DIRECTORS

We are subject to the rules of Nasdaq applicable to listed companies. Under the Nasdaq rules, a majority of our board of directors must be comprised of independent directors and we are required to appoint a minimum of three independent directors. The independence standard under the Nasdaq rules excludes current employees, former employees of a company or of any of its affiliates for a period of three years after cessation of employment, as well as any immediate family member of an executive officer of a company or of any of its affiliates. Four of our current directors meet the independence standards of the Nasdaq rules and we currently comply with the foregoing requirements.

AUDIT COMMITTEE

See Item 6 - Directors, Senior Management and Employees - Board Practices.

INTERNAL AUDITOR

The Companies Law also requires us to appoint an internal auditor nominated by the audit committee. The role of the internal auditor is to examine, among other matters, whether the company's actions comply with the law and orderly business procedure. Under the Companies Law, the internal auditor may not be an interested party, an office holder or an affiliate, or a relative of an interested party, an office holder or an affiliate, nor may the internal auditor be the company's independent accountant or its representative. In October 2000, VocalTec (prior to the business combination) appointed the firm of Brukner Ingber as the company's internal auditor in accordance with the requirements of the Companies Law.

APPROVAL OF RELATED PARTY TRANSACTIONS UNDER ISRAELI LAW

The Companies Law imposes a duty of care and a duty of loyalty on all of a company's office holders (as defined below), including directors and executive officers. The duty of care requires an office holder to act with the level of care that a reasonable office holder in the same position would have acted under the same circumstances. The duty of loyalty generally requires an office holder to act in good faith and for the benefit of the company. An "office holder" is defined in the Companies Law as a director, a general manager, a chief executive officer, a deputy general manager, a vice general manager, other managers directly subordinate to the general manager and any person who fills one of the above positions without regard to title.

The Companies Law requires that an office holder of a company promptly disclose any personal interest that he may have and all related material information known to him, in connection with any existing or proposed transaction contemplated by the company. Once an office holder complies with these disclosure requirements, the board of directors may approve a transaction between the company and the office holder, or a third party in which an office holder has a personal interest, unless the articles of association provide otherwise.

A transaction that is adverse to the company's interest cannot be approved. If the transaction is an extraordinary transaction under the Companies Law, then, in addition to any approval stipulated by the articles of association, it also requires audit committee approval before board approval and, in certain specified circumstances, subsequent shareholder approval.

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

For information concerning the direct and indirect personal interests of certain of our office holders and principal shareholders in specified transactions with us, see Item 7 - Major Shareholders and Related Party Transactions - Major Shareholders.

Under the Companies Law, the entering by a company into a contract with a director as to the terms of his office, requires the approval of the board of directors followed by the approval of the shareholders of the company, and in a public company, the transaction requires the approval of the audit committee followed by the approval of the board of directors.

A director who has a personal interest in the approval of a transaction that is submitted to approval of the audit committee or the board of directors shall not be present during the deliberations and shall not take part in the voting of the audit committee or of the board of directors on such transaction. Notwithstanding the above, a director may be present at a deliberation of the audit committee and the board of directors and may take part in the voting, if the majority of the members of the audit committee or the board of directors, respectively, have a personal interest in the approval of the transaction. Where the majority of the directors have a personal interest in the approval of a transaction as aforesaid, the transaction shall also require the approval of the shareholders of the company.

EXEMPTION, INSURANCE AND INDEMNIFICATION OF DIRECTORS AND OFFICERS

EXEMPTION

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

     Under the Companies Law, our Articles of Association may also include a provision authorizing us to grant in advance an undertaking to indemnify an office holder, provided that the undertaking is limited to such events which the board of directors shall deem to be likely to occur in light of the operations of the Company at the time that the undertaking to indemnify is made and for such amounts or criteria which the board of directors may, at the time of the giving of such undertaking to indemnify, deem to be reasonable under the circumstances. Such undertaking shall set forth such events which the board of directors shall deem to be likely to occur in light of the operations of the Company at the time that the undertaking to indemnify is made, and the amounts and/or criteria which the board of directors may, at the time of the giving of such undertaking to indemnify, deem to be reasonable under the circumstances; and a provision authorizing us to retroactively indemnify an office holder.

REQUIRED APPROVALS

In addition, under the Companies Law, indemnification of, and procurement of insurance coverage for, our office holders must be approved by our audit committee and our board of directors and, in specified circumstances, by our shareholders.

THRESHOLD FOR DISCLOSURE OF SHARE OWNERSHIP

We are subject to the rules of the US Securities and Exchange Commission, and our shareholders are subject to the requirements under Section 13 of the Securities Exchange Act of 1934 with respect to disclosure of their holding percentage in the Company. Under such Section and the rules promulgated thereunder, each of our shareholders that owns 5% or more of our outstanding share capital must file with the US Securities and Exchange Commission a form disclosing such shareholder's holding percentage and certain other information (and provide us with a copy of such form).

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

10C. MATERIAL CONTRACTS NOT IN THE ORDINARY COURSE OF BUSINESS

     o In November 2005, we consummated the business combination with Tdsoft and its shareholders. See Item 3 - Key Information - Selected Financial Data and Item 4 - Information on the Company - History and Development of the Company.

     o Loan agreement with Deutsche Telekom dated July 21, 2005. See Item 7 - Major Shareholders and Related Party Transaction - Related Party Transactions.

     o On May 4, 2004, Tdsoft entered into an asset purchase agreement with Be-Connected Ltd., an Israeli privately held company, pursuant to which Tdsoft acquired Be-Connected's assets, including the intellectual property rights and the business of the TAS product, a multi service access platform and assumed certain liabilities, primarily related to supporting customers and paying royalties to the Chief Scientist. The purchase price for the assets was $20,000 in cash and 45,439 Ordinary A shares of Tdsoft, representing 8% of the then share capital of Tdsoft, which shares were valued by an external appraiser at approximately $496,000. The results of Be-Connected's operations were included in the consolidated financial statements of Tdsoft since May 1, 2004. Tdsoft incurred expenses of $50,000 in connection with the issuance of the foregoing shares.

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

In July 2002, the Israeli Parliament approved a law enacting extensive changes to Israel's tax law (the "Tax Reform Legislation") generally effective January 1, 2003. Among the key provisions of the Tax Reform Legislation were (i) changes which may result in the imposition of taxes on dividends received by an Israeli company from its foreign subsidiaries; and (ii) the introduction of the "controlled foreign corporation" concept according to which an Israeli company may become subject to Israeli taxes on certain income of a non-Israeli subsidiary if the subsidiary's primary source of income is passive income (such as interest, dividends, royalties, rental income or capital gains). An Israeli company that is subject to Israeli taxes on the income of its non-Israeli subsidiaries will receive a credit for income taxes paid/withheld or that will be paid/withheld by the subsidiary in its country of residence, according to the terms and conditions determined in the Israeli Tax Ordinance.

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

ISRAEL CORPORATE TAX CONSIDERATIONS

GENERAL CORPORATE TAX STRUCTURE

The regular rate of corporate tax, which Israeli companies were subject to in 2005 was 34% (such tax rate has been reduced for 2006 to 31% and is scheduled to be reduced to 29% in 2007). However, the effective rate of tax payable by a company (such as ours) which derives income from an "Approved Enterprise" (as further discussed below) may be considerably lower.

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

Should the percentage of share capital of the companies having Approved Enterprises held by foreign shareholders exceed 25%, future Approved Enterprises of such companies would qualify for reduced tax rates for an additional three years period, after the seven years mentioned above.

The company tax rate applicable to income earned from Approved Enterprise programs (currently, for programs on which an application for an approved enterprise status was submitted before December 31, 2004) in the benefit period by a company meeting these qualifications is as follows:

       % OF FOREIGN OWNERSHIP            TAX RATE
       ----------------------            --------
       Over 25% but less than 49%          25%
       49% or more but less than 74%       20%
       74% or more but less than 90%       15%
       90% or more                         10%

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

In March 2005, an amendment to the Research Law was enacted. One of the main modifications included in the amendment was an authorization to the research committee to allow transfer outside of Israel of know-how derived from an approved program and the related manufacturing rights. Essentially the research committee may approve transfer of know-how in limited circumstances as follows:

     o in the event of a sale of the know-how itself to a non affiliated third party, provided that upon such sale the owner of the know-how pays to the Chief Scientist a certain amount of cash payment set forth in the Research Law. In addition, the amendment provides that if the purchaser of the know-how gives the selling Israeli company the right to exploit the know-how by way of an exclusive, irrevocable and unlimited license, the research committee may approve such transfer in special cases without requiring the payment of payment of such amount.

     o in the event of a sale of the company which is the owner of the know-how, pursuant to which the company ceases to be a an Israeli company, provided that upon such sale the owner of the know-how pays to the Chief Scientist a certain cash payment set forth in the Research Law.

     o in the event of an exchange of know-how such that in exchange for the transfer of know-how outside of Israel, the recipient of such know-how transfers know-how to the company in Israel such that the Chief Scientist is convinced that the benefit to the Israeli economy as a result of such exchange is greater then the benefit without such exchange.

     Another provision in the amendment concerns the transfer of manufacture rights. The research committee may, in special cases, approve the transfer of manufacture or of manufacturing rights of a product developed within the framework of the approved program or which results therefrom, outside of Israel.

     If the research committee does approve a transfer of manufacturing rights out of Israel, the aggregate total of royalties' payments under the royalties regulations increases to an amount of 120%-300% of the grants, depending on the portion of manufacture transferred. The rates of royalties may also increase upon "export of manufacturing rights".

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

EMPLOYEE STOCK OPTIONS

Effective from January 1, 2003, the Tax Reform Legislation enables a company to grant options through one of three tax tracks:

(a) the income tax track through a trustee pursuant to which the optionee pays income tax rate (according to the marginal tax rate of the optionee - up to 49% tax) plus payments to the National Insurance Institute and health tax on the profit gained upon the earlier to occur of the transfer of the options or the underlying shares from the trustee to the optionee or the sale of the options or the underlying shares by the trustee, and the company may recognize expenses pertaining to the options for tax purposes. The options (or upon their exercise, the underlying shares), must be held by a trustee for a period of 12 months commencing from the end of the year in which the options were granted. Options that were granted following January 1, 2006 must be held by a trustee for a period of 24 months commencing on the date on which the options were granted; or

(b) the capital gains tax track through a trustee pursuant to which the optionee pays capital gains tax at a rate of 25% on the profit upon, the earlier to occur of the transfer of the options or the underlying shares from the trustee to the optionee or the sale of the options or the underlying shares by the trustee (in this track the optionee is not required to make payments to the National Insurance Institute and health tax) and the Company may not recognize expenses pertaining to the options for tax purposes. Options (or upon their exercise, the underlying shares) granted Prior to January 1, 2006, must be held by a trustee for either (i) a period of 24 months commencing from the end of the year in which the options were granted or (ii) for a period of 30 months commencing on the date on which the options were granted, at the optionee's discretion. Options that were granted following January 1, 2006 must be held by a trustee for a period of 24 months commencing on the date on which the options were granted; or

(c) the income tax track without a trustee pursuant to which the optionee pays income tax rate (according to the marginal tax rate of the optionee up to 49% tax) plus payments to the National Insurance Institute and health tax on the profit upon the sale of the underlying shares, and the company may not recognize expenses pertaining to the options for tax purposes.

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

TAXATION OF OUR SHAREHOLDERS

CAPITAL GAINS AND INCOME TAXES; ESTATE AND GIFT TAX

Israeli law imposes a capital gains tax on the sale of capital assets. The law distinguishes between the Real Gain and the Inflationary Surplus. The Real Gain is the excess of the total capital gain over the Inflationary Surplus, computed on the basis of the increase of the consumer price index between the date of purchase and date of sale. The Inflationary Surplus accumulated until December 31, 1993 is taxed at a rate of 10% for residents of Israel (reduced to no tax for non-residents if calculated according to the exchange rate of the foreign currency lawfully invested in shares of an Israeli resident company, instead of the consumer price index). Inflationary Surplus accumulated from and after December 31, 1993 is exempt from any capital gains tax, while the Real Gain is added to ordinary income, which effective until December 31 2002 is taxed at the marginal rate of up to 49% for individuals and 34% for corporations (in 2005).

Until January 1, 2003, (the "Effective Date") the basic capital gains tax rate applicable to corporations was 36% and the capital gains tax rate for individuals was based on the individual's tax bracket up to 50%. For 2005, the basic capital gains tax rate applicable to corporations was 34%. Since the Effective Date the real capital gains tax rate for both individuals and corporations is up to 25%. However, gains derived from the sale of listed securities are taxed at the prevailing corporate tax rates (31% for the 2006 tax year). Specific tax rates apply to sales of publicly traded securities as described below. These tax rates are subject to the provisions of any applicable bilateral double taxation treaty. The treaty concerning double taxation between the United States and Israel (the "Treaty") is discussed below.

Since January 1, 2006, under current law, so long as our ordinary shares are listed on a stock exchange the sale of these shares is subject to 25% (15% prior to January 1, 2006) tax in case the shares were purchased after December 31, 2002, and in case the shares were purchased before that date the sale will be subject to a blended tax in which the portion of the gain accrued until December 31, 2002 will be exempt from Israeli capital gains tax and the portion of the real gain accrued from the Effective Date until the date of sale will be subject to 25% tax (15% prior to January 1, 2006). Since January 1, 2006, an individual shareholder holding less than 10% of the means of control in the company in a 12 months period prior to the sale shall be subject to 20% tax. The taxable real gain will be based on the difference between the adjusted average value of the shares during the last three trading days before the Effective Date (or the adjusted original cost if it is higher than the adjusted average value) and the value of the shares at the date of sale. In the event the above mentioned calculation creates a loss, such loss can only be offset against a capital gain from other traded securities according to the provisions of the Israeli law. The amount of the loss is limited to the difference between the adjusted average value and the value of the shares at the date of sale.

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

Individuals who are non-residents of Israel are subject to a graduated income tax on income accrued or derived from sources in Israel. On the distribution of dividends other than stock dividends, income tax at the rate of up to 25% (15% in the case of dividends distributed from the taxable income attributable to an Approved Enterprise) is withheld at source, unless a different rate is provided in a treaty between Israel and the shareholder's country of residence. In the U.S., if the dividend recipient holds 10% of our voting stock for a certain period prior to the declaration and payment of the dividend, we are only required to withhold income tax at a 12.5% rate. A non-resident of Israel who has interest, dividend or royalty income derived from or accrued in Israel, from which tax was withheld at source, is generally exempt from the duty to file tax returns in Israel in respect of such income, provided such income was not derived from a business conducted in Israel by the taxpayer.

Israel presently has no estate or gift tax.

U.S.-ISRAEL TAX TREATY

Pursuant to the Convention Between the Government of the United States of America and the Government of Israel with respect to Taxes on Income (referred to as the U.S.-Israel Tax Treaty), the sale, exchange or disposition of ordinary shares by a person who qualifies as a resident of the United States within the meaning of the U.S.-Israel Tax Treaty and who is entitled to claim the benefits afforded to such resident by the U.S.-Israel Tax Treaty (called a Treaty U.S. Resident) will not be subject to Israeli capital gains tax unless (a) such Treaty U.S. Resident is an individual and was present in Israel for more than 183 days during the relevant taxable year or (b) such Treaty U.S. Resident holds, directly or indirectly, shares representing 10% or more of the voting power of a company during any part of the 12-month period preceding such sale, exchange or disposition. A sale, exchange or disposition of shares by a Treaty U.S. Resident who is an individual and was present in Israel for more than 183 days during the relevant taxable year or who holds, directly or indirectly, shares representing 10% or more of the voting power of a company at any time during such preceding 12-month period would be subject to such Israeli tax, to the extent applicable, unless the aforementioned exemption from capital gain tax for shares listed on the Tel-Aviv Stock Exchange applies; however, in case under the U.S.-Israel Tax Treaty and the Israeli tax law a Treaty U.S. Resident will be subject to capital gain tax in Israel, such Treaty U.S. Resident would be permitted to claim a credit for such taxes against U.S. income tax , subject to the limitations in U.S. laws applicable to foreign tax credits.

UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

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

IRS CIRCULAR 230 DISCLOSURE

To ensure compliance with requirements imposed by the IRS, we inform you that:
(i) any United States federal tax advice contained in this document (including any attachment) is not intended or written by us to be used, and cannot be used, by any taxpayer for the purpose of avoiding tax penalties under the Code; (ii) such advice was written in connection with the promotion or marketing of the transactions or matters addressed herein; and (iii) taxpayers should seek advice based on their particular circumstances from an independent tax advisor.

TAXATION OF U.S. HOLDERS

For purposes of this discussion, a "U.S. Holder" means any beneficial owner of our ordinary shares who, for United States federal income tax purposes, is: (i) a citizen or resident of the United States; (ii) a corporation or entity treated as a corporation organized in or under the laws of the United States or any state thereof or the District of Columbia; (iii) an estate the income of which is subject to United States federal income taxation regardless of source; or
(iv) a trust, if a United States court is able to exercise primary supervision over its administration and one or more United States persons have the authority to control all of its substantial decisions or a trust that was in existence on August 20, 1996 and validly elected to continue to be treated as a domestic trust. A "Non-U.S. Holder" is any beneficial owner other than a U.S. Holder. If a partnership or any other entity or arrangement treated as a partnership holds our ordinary shares, the United States federal income tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. If you are a partner in a partnership holding our ordinary shares, you should consult your tax advisor.

DISTRIBUTIONS. We do not anticipate that we will make distributions to shareholders in the foreseeable future. If we do make any such distributions, the gross amount of such distributions (before reduction for any Israeli withholding tax) will be included in the gross income of U.S. Holders to the extent of our earnings and profits, as calculated under United States federal income tax principles. Such dividends will not qualify for the dividends received deduction available in certain circumstances to corporate holders. In the case of an individual holder, dividends received before January 1, 2009 will be eligible for a maximum tax rate of 15% provided such holder holds our ordinary shares for at least 60 days of the 121-day period beginning on the date that is 60 days before the ex-dividend date and provided we are not a PFIC in the year in which the dividend is paid or in the preceding year. Subject to the PFIC discussion below, to the extent that any such distribution exceeds our earnings and profits, such distribution will be treated as a non-taxable return of capital to the extent of the U.S. Holder's adjusted basis in our ordinary shares and thereafter as taxable capital gain. For United States federal income tax purposes, the amount of any dividend that we pay in NIS to a U.S. Holder will equal the U.S. dollar value of such NIS at the exchange rate in effect on the date the dividend is considered to be received by the U.S. Holder, regardless of whether the NIS are actually converted into U.S. dollars at that time. A U.S. Holder who receives a foreign currency distribution and converts the foreign currency into U.S. dollars subsequent to receipt will have foreign exchange gain or loss, based on any appreciation or depreciation in the value of the foreign currency against the U.S. dollar, which will generally be United States source ordinary income or loss.

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

Alternatively, a U.S. Holder may elect to claim a United States tax deduction for any such Israeli tax, but only for a tax year in which the U.S. Holder elects to do so with respect to all foreign income taxes paid. In addition, a non-corporate U.S. Holder cannot elect to deduct Israeli taxes if such U.S. Holder does not itemize deductions.

DISPOSITIONS. In general, any gain or loss recognized by a U.S. Holder on the sale or other disposition of our ordinary shares will be United States-source income or loss for purposes of the United States foreign tax credit limitation. However, a U.S. Holder who is also a resident of the United States under the tax treaty between the United States and Israel and who sells our ordinary shares in Israel may elect to treat gain from the sale or other disposition of our ordinary shares as foreign-source income for purposes of the United States foreign tax credit limitation. Under current law, it is uncertain whether a similar election may be made to treat losses from the sale or other dispositions of our ordinary shares as a foreign source for purposes of such tax credit limitation. U.S. Holders should consult their tax advisors regarding the application of the United States foreign tax credit limitation to gain or loss recognized on the disposition of our ordinary shares and the treatment of any foreign currency gain or loss on any NIS received in respect of the sale or other disposition of our ordinary shares.

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

We do not believe that we should be treated as a PFIC for any tax year through and including the tax year ended December 31, 2005. However, the statutory provisions, legislative history and administrative pronouncements with respect to the principles under which the asset test is to be implemented leave unanswered a number of questions pertaining to the application of the asset test to us. In the absence of regulations, case law or other guidance from the IRS that addresses these questions, there can be no assurance that we are not, and have not been, a PFIC. In view of this uncertainty, U.S. Holders are urged to consult their tax advisors for guidance.


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

CONTROLLED FOREIGN CORPORATION STATUS

We have not determined whether we meet the definition of a controlled foreign corporation ("CFC") for United States federal income tax purposes. We would be a CFC if U.S. persons each owning (directly, indirectly or by attribution) 10% or more of the voting power of our shares ("10% Shareholders") own in the aggregate more than 50% of the voting power or value of our shares. If we were a CFC, 10% Shareholders could have adverse consequences, including being required to include a portion of our undistributed income as constructive dividends in taxable income each year.

U.S. HOLDERS OF OUR ORDINARY SHARES WHO MAY BE 10% SHAREHOLDERS SHOULD CONSULT THEIR INDEPENDENT TAX ADVISORS ABOUT THE CFC RULES.

TAXATION OF NON-U.S. HOLDERS

Subject to the discussion below with respect to the United States backup withholding tax, a Non-U.S. Holder generally will not be subject to United States federal income tax on dividends from us, if any, or gain from the sale or other disposition of ordinary shares, unless (i) such income is effectively connected with the conduct by the Non-U.S. Holder of a United States trade or business, and in the case of a resident of a country which has an income tax treaty with the United States, such income is attributable to a permanent establishment (or in the case of an individual, a fixed place of business) in the United States; or (ii) with respect to any gain on the sale or other disposition of ordinary shares realized by an individual Non-U.S. Holder, such individual Non-U.S. Holder is present in the United States for 183 days or more in the taxable year of the sale or other disposition and meets certain other conditions.

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

10F. DIVIDENDS AND PAYING AGENTS

Not applicable.

10G. STATEMENT BY EXPERTS

Not applicable.

10H. DOCUMENTS ON DISPLAY

We are subject to certain of the information reporting requirements of the U.S. Securities Exchange Act of 1934, as amended. We, as a "foreign private issuer" are exempt from the rules and regulations under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and "short-swing" profit recovery provisions contained in Section 16 of the Exchange Act, with respect to their purchase and sale of our shares. In addition, we are not required to file reports and financial statements with the Securities and Exchange Commission as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we file with the Securities and Exchange Commission an annual report on Form 20-F containing financial statements audited by an independent accounting firm, within 180 days after the end of each fiscal year.

You may read and copy any document we file with the SEC at its public reference facilities at, 100 F Street, N.E., Room 1580, Washington, D.C. 20549 and at the SEC's regional offices at 233 Broadway, New York, NY 10279 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, IL 60661. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. The SEC also maintains a web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of this web site is http://www.sec.gov. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities.

10I. SUBSIDIARY INFORMATION

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We do not use derivative financial instruments in our investment portfolio to hedge foreign currency or other types of market risks. We place our investments in instruments that meet high credit quality standards. We generally invest cash in time deposit. We do not expect any material loss with respect to our investment portfolio.

The table below provides information about our investment portfolio. For investment securities, the table presents principal cash flows and related weighted average interest rates by expected maturity dates. Our investment policy requires that all investments mature in two years or less.

Principal (Notional) Amounts by Expected Maturity in U.S. Dollars:

           FAIR MARKET VALUE ON DECEMBER 31 (WITH RESPECT TO VOCALTEC)
               (IN THOUSANDS, EXCEPT INTEREST RATES AND DURATION)


                                                      2003              2004
                                                     ------            -----
     Total Portfolio                                 12,149            7,886
     Average Interest Rate                              1.0%             1.8%
     Average Duration (Month)                           1.3              0.8
     Cash Equivalents (up to three months
     maturity)                                       12,074            7,886
     Average Interest Rate                              1.0%             1.8%
     Short Term Investments (three-twelve
     months maturity)                                    75                -
     Average Interest Rate                              1.0%               -

                        FAIR MARKET VALUE ON DECEMBER 31
               (IN THOUSANDS, EXCEPT INTEREST RATES AND DURATION)

                                            2003(2)         2004(2)      2005(3)
                                            ------          -----        -----
Total Portfolio                             13,934          9,260        5,291
Average Interest Rate                          1.0%           2.2%         4.2%
Average Duration (Month)                      0.25           0.25         0.25
Cash Equivalents (up to three months
maturity)                                   13,934          9,260        5,291
Average Interest Rate                          1.0%           2.2%         4.2%
Short Term Investments (three-twelve
months maturity)                                 -              -            -
Average Interest Rate                            -              -            -

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

----------

(2) Data relates to Tdsoft prior to the business combination.

(3) Data relates to the combined company.

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

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT.

The Company's audit committee is comprised of Yoav Chelouche, Joseph Atsmon and Michal Even-Chen. We believe that Mr. Atsmon and Mr. Chelouche qualify as audit committee financial experts as such term is defined in the Form 20-F.

ITEM 16B. CODE OF ETHICS.

We have adopted a written code of ethics that applies to our principal executive officer, principal financial officer, executive vice president global sales, principal controller, treasurer and to persons performing similar functions. A copy of our code of ethics was filed with our annual report on Form 20-F for the year ended December 31, 2003 as Exhibit 11.

We have also adopted written standards of business conduct that apply to all directors, officers and employees. A copy of our written standards of business conduct was filed with our annual report on Form 20-F for the year ended December 31, 2003 as Exhibit 14(a).

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES.

Our audit committee pre-approval policies and procedures for audit and non-audit services are referred to in Exhibit 4.1(f) to this annual report.

The auditors of VocalTec (prior to consummation of the business combination) received the following fees for audit and audit-related services in 2004 and 2005 (in thousands of U.S. dollars):

                                         Year Ended December 31,
                            ------------------------------------------------
                                    2004                    2005
                            -----------------------   ----------------------
Services rendered           Fees        Percentages   Fees       Percentages
-----------------           ----        -----------   ----       -----------
Audit (1)                   41.7            30%        30             61%
Audit-related (2)            9.5             7%         0              0%
Tax (3)                     66.3            47%        12             24%
Other (4)                   23.2            16%         8             15%
Total                      140.7           100%        50            100%

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

All of the services referred to in clauses (2), (3) and (4) above were approved by the audit committee of VocalTec.

During 2004 and 2005 Tdsoft paid its accountants an aggregate of $11,000 and $194,000, respectively. Since Tdsoft was a private-held company, it was not required under Israeli law to have an audit committee.

ITEM 16D. Exemptions from the Listing Standards for Audit Committees
          - None.

ITEM 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers
          - None.

                                   PART THREE

ITEM 17. FINANCIAL STATEMENTS

Not applicable.

ITEM 18. FINANCIAL STATEMENTS

            CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2005

                                    CONTENTS

                                                                    PAGE
                                                                    ----
REPORTS OF INDEPENDENT AUDITORS                                    F1 - F2

CONSOLIDATED FINANCIAL STATEMENTS

  Consolidated Balance Sheets                                      F3 - F4

  Consolidated Statements of Operations                              F5

  Statements of Changes in Shareholders' Equity                    F6 - F7

  Consolidated Statements of Cash Flows                            F8 - F9

  Notes to the Consolidated Financial Statements                  F10 - F37

Schedule II - Allowances for Doubtful Accounts
Additions/(Deductions)

ITEM 19. EXHIBITS

     1.   Amended and Restated Articles of Association.

     2.1  Form of Share Certificate of VocalTec Communications Ltd.

     4.1 (a) 2003 Amended Master Stock Option Plan previously filed with the SEC on February 15, 2006 as Exhibit 99.2 to the Company's registration statement on Form S-8 (File Number 333-131870) and incorporated herein by reference.

          (b) Summary of the lease agreement between Tdsoft and Limor Hugi and others dated April 26, 2004.

          (c) Share Sale And Purchase Agreement dated as of October 27, 2005 by and among the Company, Tdsoft and the shareholders of Tdsoft, previously filed with the SEC on November 7, 2005 as Exhibit 99 to the Company's Report on Form 6-K, as amended on November 8, 2005, and incorporated herein by reference.

          (d) Securities purchase agreement dated March 10, 2004 between the Company and certain investors, previously filed with the SEC on April 2, 2004 as Exhibit 4.1(i) to the Company's Annual Report on Form 20-F for the year ended December 31, 2003, and incorporated herein by reference.

          (e) Form of warrant issued to the investors parties to the securities purchase agreement referred to in clause (d), previously filed with the SEC on April 2, 2004 as Exhibit 4.1(j) to the Company's Annual Report on Form 20-F for the year ended December 31, 2003, and incorporated herein by reference.

          (f) Audit committee pre-approval policies and procedures for audit and non-audit services, previously filed with the SEC on April 2, 2004 as Exhibit 4.1(k) to the Company's Annual Report on Form 20-F for the year ended December 31, 2003, and incorporated herein by reference.

          (g) Form of indemnification undertaking dated as of November 24, 2005 between the Company and each of Joseph Albagli, Ilan Rosen, Robert Wadsworth and Joseph Atsmon.

          (h) Form of indemnification undertaking dated as of November 24, 2005 between the Company and each of Dr. Elon Ganor, Yoav Chelouche and Michal Even Chen.

          (i) Loan agreement dated July 21, 2005 between the Company and Deutsche Telekom AG.

          (j) Registration rights agreement dated November 24, 2005 by and among the Company and the shareholders of Tdsoft Ltd.

     8.   List of Subsidiaries.

     11. Code of ethics for our principal executive officer, principal financial officer, executive vice presidents, principal controller, treasurer and persons performing similar functions, previously filed with the SEC on April 2, 2004 as Exhibit 11 to the Company's Annual Report on Form 20-F for the year ended December 31, 2003 and incorporated herein by reference.

     12. Certifications of CEO and CFO of VocalTec Communications Ltd. required by Rule 13a-14(a) (17 CFR 240.13a - 14(a)) or Rule 15d-14(a) (17 CFR
          240.15d - 14(a)).

     13. Certifications of CEO and CFO of VocalTec Communications Ltd. required by Rule 13a-14(b) (17 CFR 240.13a - 14(b)) or Rule 15d-14(b) (17 CFR
          240.15d - 14(b)).

     14.1 Consent of Kost Forer Gabbay & Kasierer, an affiliate of Ernst & Young Global, Independent Auditors.

     14.2 Consent of Kesselman & Kesselman, an affiliate of
          PriceWaterhouseCoopers, Independent Auditors.

                                   SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and it has duly caused and authorized the undersigned to sign this annual report on its behalf.

By: /s/ Joseph Albagli
----------------------
Joseph Albagli
Chief Executive Officer


Date: April 21, 2006

                VOCALTEC COMMUNICATIONS LTD. AND ITS SUBSIDIARIES

                        CONSOLIDATED FINANCIAL STATEMENTS

                             AS OF DECEMBER 31, 2005

                                 IN U.S. DOLLARS

                                      INDEX

                                                                    PAGE
                                                                -------------

 REPORTS OF REGISTERED PUBLIC ACCOUNTING FIRMS                    F-1 - F-2

 CONSOLIDATED BALANCE SHEETS                                      F-3 - F-4

 CONSOLIDATED STATEMENTS OF OPERATIONS                            F-5 - F-6

 STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (DEFICIENCY)          F-7

 CONSOLIDATED STATEMENTS OF CASH FLOWS                            F-8 - F-9

 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS                  F-10 - F-37

[ERNST & YOUNG LOGO]

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

                             TO THE SHAREHOLDERS OF

                          VOCALTEC COMMUNICATIONS LTD.

     We have audited the accompanying consolidated balance sheet of VocalTec Communications Ltd. ("the Company") and its subsidiaries as of December 31, 2005, and the related consolidated statement of operations, changes in shareholders' equity (deficiency) and cash flow for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's and its subsidiaries' internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's and its subsidiaries' internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

     In our opinion, based on our audit, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2005, and the consolidated results of their operations and their cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.


Tel-Aviv, Israel                             KOST FORER GABBAY & KASIERER
April 18, 2006                             A Member of Ernst & Young Global

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders of
TDSOFT LTD.

We have audited the accompanying consolidated balance sheet of Tdsoft Ltd. (the "Company") and its subsidiaries as of December 31, 2004 and the related consolidated statements of operations, changes in capital deficiency and cash flows for each of the two years in the period ended December 31, 2004. These consolidated financial statements are the responsibility of the Company's board of directors and management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Company's Board of Directors and management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2004 and the results of their operations, changes in capital deficiency and their cash flows for each of the two years in the period ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

As more fully described in note 1b to the accompanying consolidated financial statements, subsequent to December 31, 2005, the Company may be dependent on obtaining additional funding in order to continue its activities.


Tel-Aviv, Israel                                       /s/ Kesselman & Kesselman
November 17, 2005 except shares
and per share data as to which
the date is April 20, 2006


    Kesselman & Kesselman is a member of PricewaterhouseCoopers International
     Limited, a company limited by guarantee registered in England and Wales

                                                    VOCALTEC COMMUNICATIONS LTD.
                                                            AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

                                                                                 DECEMBER 31,
                                                                              -----------------
                                                                        NOTE    2005    2004 *)
                                                                        ---   -------   -------
    ASSETS

CURRENT ASSETS:

  Cash and cash equivalents                                                   $ 5,138   $ 9,260
  Restricted cash                                                                 153         -
  Trade receivables (net of allowance for doubtful accounts of $50 as
      of December 31, 2005 and 2004)                                              575       551
  Prepaid expenses and other accounts receivable                          4     1,387       221
  Severance pay funds                                                             338         -
  Inventories                                                             5       951     1,267
                                                                              -------   -------

TOTAL current assets                                                            8,542    11,299
                                                                              -------   -------

SEVERANCE PAY FUNDS                                                             1,628       824
                                                                              -------   -------

PROPERTY AND EQUIPMENT, NET                                               6     1,082     1,128
                                                                              -------   -------

INTANGIBLE ASSETS                                                       3,7

  Goodwill                                                                      7,237         -
  Other intangible assets                                                       3,953       287
                                                                              -------   -------

Total intangible assets                                                        11,190       287
                                                                              -------   -------

                                                                              $22,442   $13,538
                                                                              =======   =======

*)   See Note 3a

The accompanying notes are an integral part of the consolidated financial statements.

                                                    VOCALTEC COMMUNICATIONS LTD.
                                                            AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE DATA

                                                                           DECEMBER 31,
                                                                       --------------------
                                                                 NOTE    2005       2004 *)
                                                                 ---   --------    --------
    LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIENCY)

CURRENT LIABILITIES:
  Trade payables                                                       $  1,446    $    619
  Accrued expenses and other accounts payable                      8      4,128       1,010
  Accrued severance pay                                                     841           -
  Loan from shareholder                                            9      1,031           -
  Deferred revenues                                                         171          75
                                                                       --------    --------

Total Current Liabilities                                                 7,617       1,704
                                                                       --------    --------

Long-term other liabilities                                                 168           -
Accrued severance pay                                                     1,794       1,174
                                                                       --------    --------

Total Long-Term Liabilities                                               1,962       1,174
                                                                       --------    --------

Total Liabilities                                                         9,579       2,878
                                                                       --------    --------

COMMITMENTS AND CONTINGENCIES                                     10

MANDATORILY REDEEMABLE CONVERTIBLE PREFERRED SHARES               11          -      54,557
                                                                       --------    --------

SHAREHOLDERS' EQUITY (DEFICIENCY):                                11
  Share capital
    Series A convertible Preferred shares of NIS 0.02 par value:
    Authorized, Issued and Outstanding - 0 and 314,875
    shares as of December 31, 2005 and 2004, respectively                     -          14
    Series B-2 convertible Preferred shares of NIS 0.02 par value:
    Authorized, Issued and Outstanding - 0 and 352,653
    shares as of December 31, 2005 and 2004, respectively                     -           4
    Ordinary A shares of NIS 0.02 par value:
    Authorized, Issued and Outstanding - 0 and 45,439
    shares as of December 31, 2005 and 2004, respectively                     -           8
    Ordinary shares of NIS 0.02 par value:
    Authorized - 0 and 1,050,367, Issued and Outstanding - 0 and
    370,059 shares as of December 31, 2005 and 2004, respectively             -          90
    Ordinary shares of NIS 0.13 par value: Authorized -
    150,000,000 shares; Issued and Outstanding - 4,661,627 and 0
    shares as of December 31, 2005 and 2004, respectively                   155           -
  Treasury Stock                                                              -      (1,445)
  Deferred stock based compensation                                         (67)          -
  Additional paid-in capital                                             79,727           -
  Accumulated deficit                                                   (66,952)    (42,568)
                                                                       --------    --------

Total shareholders' equity (deficiency)                                  12,863     (43,897)
                                                                       --------    --------

                                                                       $ 22,442    $ 13,538
                                                                       ========    ========

*)   See Note 3a.

The accompanying notes are an integral part of the consolidated financial statements.

                                                    VOCALTEC COMMUNICATIONS LTD.
                                                            AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA

                                                                         YEAR ENDED DECEMBER 31,
                                                                     --------------------------------
                                                               NOTE    2005       2004 *)     2003 *)
                                                               ---   --------    --------    --------
Sales:                                                          13
  Products                                                           $  3,668    $  3,719    $  3,685
  Services                                                                925         433         248
                                                                     --------    --------    --------

                                                                        4,593       4,152       3,933
                                                                     --------    --------    --------
Cost of sales **):
  Products                                                              1,450       1,587       1,174
  Services                                                                315          22          21
                                                                     --------    --------    --------
                                                                        1,765       1,609       1,195
Inventory write-off                                                       639           -           -
Amortization of intangible assets                                         172         206         188
                                                                     --------    --------    --------
                                                                        2,576       1,815       1,383
                                                                     --------    --------    --------

Gross profit                                                            2,017       2,337       2,550
                                                                     --------    --------    --------

Operating expenses:
  Research and development, net **)                             14      4,363       5,474       3,243
  Selling and marketing **)                                             2,763       1,909       2,314
  General and administrative **)                                        1,748         805         919
                                                                     --------    --------    --------

Total operating expenses                                                8,874       8,188       6,476
                                                                     --------    --------    --------

Operating loss                                                         (6,857)     (5,851)     (3,926)

Other income, net                                                          24           -           -
Financial income, net                                           15        184         165         150
                                                                     --------    --------    --------

Loss before tax benefit                                                (6,649)     (5,686)     (3,776)

Tax benefit                                                     16         19           -           -
                                                                     --------    --------    --------

Net loss                                                             $ (6,630)   $ (5,686)   $ (3,776)
                                                                     ========    ========    ========

Accretion of redeemable convertible Preferred shares            11       (348)     (3,256)     (3,256)

Induced conversion of convertible Preferred shares              11    (17,406)          -           -
                                                                     --------    --------    --------

Net loss attributable to common shareholders                         $(24,384)   $ (8,942)   $ (7,032)
                                                                     ========    ========    ========

Basic and diluted net loss per Ordinary share                   12   $ (34.05)   $ (24.16)   $ (19.00)
                                                                     ========    ========    ========

Weighted average number of Ordinary shares used in computing
  net loss per Ordinary share - basic and diluted                         792         370         370
                                                                     ========    ========    ========

*)   See Note 3a.

The accompanying notes are an integral part of the consolidated financial statements.

                                                    VOCALTEC COMMUNICATIONS LTD.
                                                            AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

**)  Expenses include stock based compensation related to employees as follows:

                                    YEAR ENDED DECEMBER 31,
                                  ---------------------------
                                   2005     2004 *)    2003 *)
                                  -----      -----      -----
Cost of sales                     $   -      $   -      $  (2)
Research and development, net     $ 522      $ (26)     $(165)
Selling and marketing             $  13      $   -      $ (53)
General and administrative        $ 268      $  (6)     $   3
                                  -----      -----      -----
                                  $ 803      $ (32)     $(217)
                                  =====      =====      =====

The accompanying notes are an integral part of the consolidated financial statements.

                                                    VOCALTEC COMMUNICATIONS LTD.
                                                            AND ITS SUBSIDIARIES
STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (DEFICIENCY)
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE DATA

                                                NUMBER OF SHARES
                                     -------------------------------------     AMOUNT        AMOUNT       AMOUNT
                                      ORDINARY    ORDINARY A    PREFERRED     ORDINARY     ORDINARY A    PREFERRED
                                     ----------   ----------    ----------    ----------   ----------    ----------
Balance as of January 1, 2003           370,059            -       667,528    $       90   $        -    $       18

Forfeiture of options granted to
  employees, net                              -            -             -             -            -             -
Accretion of redeemable
  convertible Preferred shares                -            -             -             -            -             -
Net loss                                      -            -             -             -            -             -
                                     ----------   ----------    ----------    ----------   ----------    ----------

Balance as of December 31, 2003 *)      370,059            -       667,528            90            -            18

Issuance of Ordinary A shares                 -       45,439             -             -            8             -
  Forfeiture of options granted to
  employees, net                              -            -             -             -            -             -
Accretion of redeemable
  convertible Preferred shares                -            -             -             -            -             -
Net loss                                      -            -             -             -            -             -
                                     ----------   ----------    ----------    ----------   ----------    ----------

Balance as of December 31, 2004 *)      370,059       45,439       667,528            90            8            18

Accretion of redeemable
  convertible Preferred shares                -            -             -             -            -             -
Conversion of redeemable
  convertible Preferred B and C
  shares into Preferred shares                -            -     2,276,137             -            -            15
Stock based compensation related
  to shares and options issued to
  employees                             122,343            -             -             -            -             -
Conversion of convertible
  Preferred shares into Ordinary
  shares                              2,989,104      (45,439)   (2,943,665)           41           (8)          (33)
Issuance of shares and options
  pursuant to the merger with
  VocalTec                            1,162,142            -             -            24            -             -
Exercise of employees stock
  options                                17,979            -             -             -            -             -
Induced conversion of convertible
  Preferred shares                            -            -             -             -            -             -
Net loss                                      -            -             -             -            -             -
                                     ----------   ----------    ----------    ----------   ----------    ----------

Balance as of December 31, 2005       4,661,627            -             -    $      155   $        -    $        -
                                     ==========   ==========    ==========    ==========   ==========    ==========

                                                                                               TOTAL
                                     ADDITIONAL     TREASURY      DEFERRED                 SHAREHOLDERS'
                                      PAID-IN        STOCK      STOCK BASED    ACCUMULATED    EQUITY
                                      CAPITAL       AT COST     COMPENSATION     DEFICIT    (DEFICIENCY)
                                     ----------    ----------    ----------    ----------    ----------
Balance as of January 1, 2003        $        -    $   (1,445)   $      (86)   $  (26,697)   $  (28,120)

Forfeiture of options granted to
  employees, net                              -             -            71          (288)         (217)
Accretion of redeemable
  convertible Preferred shares                -             -             -        (3,256)       (3,256)
Net loss                                      -             -             -        (3,776)       (3,776)
                                     ----------    ----------    ----------    ----------    ----------

Balance as of December 31, 2003 *)            -        (1,445)          (15)      (34,017)      (35,369)

Issuance of Ordinary A shares            **)438             -             -             -           446
  Forfeiture of options granted to
  employees, net                            (47)            -            15             -           (32)
Accretion of redeemable
  convertible Preferred shares             (391)            -             -        (2,865)       (3,256)
Net loss                                      -             -             -        (5,686)       (5,686)
                                     ----------    ----------    ----------    ----------    ----------

Balance as of December 31, 2004 *)            -        (1,445)            -       (42,568)      (43,897)

Accretion of redeemable
  convertible Preferred shares                -             -             -          (348)         (348)
Conversion of redeemable
  convertible Preferred B and C
  shares into Preferred shares           54,890             -             -             -        54,905
Stock based compensation related
  to shares and options issued to
  employees                                 870             -           (67)            -           803
Conversion of convertible
  Preferred shares into Ordinary
  shares                                      -             -             -             -             -
Issuance of shares and options
  pursuant to the merger with
  VocalTec                                6,409         1,445             -             -      **)7,878
Exercise of employees stock
  options                                   152             -             -             -           152
Induced conversion of convertible
  Preferred shares                       17,406             -             -       (17,406)            -
Net loss                                      -             -             -        (6,630)       (6,630)
                                     ----------    ----------    ----------    ----------    ----------

Balance as of December 31, 2005      $   79,727    $        -    $      (67)   $  (66,952)   $   12,863
                                     ==========    ==========    ==========    ==========    ==========

*)   See Note 3a.

**)  Net of issuance expenses of $50 and $ 217 in 2004 and 2005, respectively.

The accompanying notes are an integral part of the consolidated financial statements.

                                                    VOCALTEC COMMUNICATIONS LTD.
                                                            AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

                                                                             YEAR ENDED DECEMBER 31
                                                                       --------------------------------
                                                                         2005       2004 *)     2003 *)
                                                                       --------    --------    --------
Cash flows from operating activities
Net loss                                                               $ (6,630)   $ (5,686)   $ (3,776)
Adjustments required to reconcile net loss to net cash used in operating activities:

Depreciation and amortization                                               811         686         962
Changes in the accrued liability for severance pay                           77         157         (50)
Compensation expense related to shares and options issued to
  employees, net                                                            803         (32)       (217)
Loss (gain) on sale of property and equipment                                (8)        (41)         32
Loss (Gain) on amounts funded in respect of severance pay                    14         (27)        (52)
Decrease (increase) in trade receivables, net                               379        (233)        149
Decrease (increase) in prepaid expenses and other receivables              (624)        (45)         28
Decrease in inventories                                                     500         628         103
Increase (decrease) in trade payables                                      (423)        155          72
Increase (decrease) in accrued expenses and other liabilities               295          67        (206)
Increase (decrease) in deferred revenues                                     37        (141)       (211)
                                                                       --------    --------    --------

Net cash used in operating activities                                    (4,769)     (4,512)     (3,166)
                                                                       --------    --------    --------

Cash flows from investing activities
Purchase of property and equipment                                         (308)       (189)        (87)
Cash and cash equivalents resulting from the merger between VocalTec
  and Tdsoft (schedule A)                                                   727           -           -
Cash and cash equivalents resulting from the acquisition of
  Be-Connected (schedule B)                                                   -         (20)          -
Proceeds from sale of property and equipment                                109         229         179
Amounts funded in respect of severance pay, net                             (33)       (132)         94
                                                                       --------    --------    --------

Net cash provided by (used in) investing activities                         495        (112)        186
                                                                       --------    --------    --------

Cash flows from financing activities
Proceeds from issuance of shares upon exercise of stock options by
  employees                                                                 152           -           -
Issuance expenses for Ordinary A shares                                       -         (50)          -
                                                                       --------    --------    --------

Net cash provided by (used in) financing activities                         152         (50)          -
                                                                       --------    --------    --------

Decrease in cash and cash equivalents                                    (4,122)     (4,674)     (2,980)
Cash and cash equivalents at the beginning of the year                    9,260      13,934      16,914
                                                                       --------    --------    --------

Cash and cash equivalents at the end of the year                       $  5,138    $  9,260    $ 13,934
                                                                       ========    ========    ========

Supplemental cash flows information:
Cash paid during the year for income taxes                             $     10    $     21    $     16
                                                                       ========    ========    ========

*)   See Note 3a.

The accompanying notes are an integral part of the consolidated financial statements.

                                                    VOCALTEC COMMUNICATIONS LTD.
                                                            AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

SCHDULE A:

CASH AND CASH EQUIVALENTS RESULTING FROM THE MERGER BETWEEN VOCALTEC AND TDSOFT

                                                           YEAR ENDED DECEMBER 31
                                                    ------------------------------------
                                                      2005         2004         2003
                                                    -------    -----------   -----------
Working capital, excluding cash                     $ 3,708    $         -   $         -
Loan granted to VocalTec prior to the acquisition       341
Accrued severance pay, net                              261
Property and equipment                                 (328)             -             -
Intangible assets                                    (3,896)             -             -
Goodwill                                             (7,237)             -             -
Less - issuance of shares                             7,878              -             -
                                                    -------    -----------   -----------

                                                    $   727    $         -   $         -
                                                    =======    ===========   ===========


SCHDULE B:

CHANGE IN CASH AND CASH EQUIVALENTS RESULTING FROM THE ACQUISITION OF
BE-CONNECTED

                                       YEAR ENDED DECEMBER 31
                                       ----------------------
                                        2005     2004    2003
                                       -----    -----    ----
Assets of business upon acquisition:
Intangible assets                      $   -    $(213)   $  -
Inventories                                -     (236)      -
Trade receivables                          -      (64)      -
Fixed assets                               -       (3)      -
Issuance of shares                         -      496       -
                                       -----    -----    ----

                                       $   -    $ (20)   $  -
                                       =====    =====    ====

The accompanying notes are an integral part of the consolidated financial statements.

                                                    VOCALTEC COMMUNICATIONS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE DATA

NOTE 1:- GENERAL

     a. VocalTec Communications Ltd. ("VocalTec") and its subsidiaries ("the Company"), is a global provider of carrier-class multimedia and voice-over-IP solutions for communication service providers. The Company provides trunking, peering, access gateway and service delivery solutions that enable flexible deployment of next-generation networks (NGNs).

          On November 24, 2005, VocalTec acquired all of the issued and outstanding Ordinary shares of Tdsoft Ltd. ("Tdsoft"), a privately-held company organized in Israel, and as consideration issued to Tdsoft shareholders Ordinary shares of VocalTec constituting, immediately following such issuance, 75% of the issued and outstanding share capital of VocalTec. For accounting purposes, the transaction was accounted for as a reverse acquisition with Tdsoft treated as the accounting acquirer. Accordingly, the acquisition was accounted for as a purchase business combination using Tdsoft's historical financial information and recording VocalTec acquired assets and assumed liabilities and commitments at fair value as of November 24, 2005 (see Note 3a).

          During 2005, 2004 and 2003, 34%, 46%, and 50% of the Company's
          revenues, respectively, were derived from major customers (see Note
          13).

     b. As reflected in the consolidated financial statements, in 2005, 2004, and 2003, the Company had net losses of $ 6,630, $ 5,686 and $ 3,776, respectively. As of December 31, 2005 its total cash and cash equivalents and restricted cash amounted to $ 5,291. The Company anticipates that additional funding from external sources will need to be raised in order to sustain operations. If such funding will not be available, the Company is planning to implement a cost cut reduction plan which will enable the Company to finance its operations and to complete its obligations at least through December 31, 2006.

                                                    VOCALTEC COMMUNICATIONS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE DATA

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES

     The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States ("U.S. GAAP"). The significant accounting policies followed in the preparation of the financial statements, applied on a consistent basis, are:

     a.   Use of estimates:

          The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of income and expenses during the reported period. Actual results could differ from those estimates.

     b.   Financial statements in U.S. dollars:

          The financial statements have been prepared in U.S. dollars ("dollar"), since the currency of the primary economic environment in which the operations of the Company are conducted is the dollar. Most of the Company's revenues are generated in dollar. In addition, a substantial portion of the Company's costs is incurred in dollars. The Company's management believes that the dollar is the currency of the primary economic environment in which the Company operates. Thus, the functional and reporting currency of the Company is the dollar. Accordingly, the Company's and its subsidiaries' transactions and balances denominated in dollars are presented at their original amounts. Transactions and balances in other currencies have been remeasured into dollars in accordance with the guidance in Statements of the Financial Accounting Standard No. 52, "Foreign Currency Translation" ("SFAS No. 52").

          Accordingly, amounts in currencies other than the dollar have been translated as follows:

          Monetary balances - at the exchange rate in effect on the balance sheet date.

          Revenues and costs - at the exchange rates in effect as of the date of recognition of the transactions.

          All exchange gains and losses from the remeasurement mentioned above are reflected in the statement of operations under financial income, net.

          The representative rate of exchange for the new Israeli shekel ("NIS") and the U.S. dollar at December 31, 2005 was $ 1.00 = NIS 4.603 (2004
          - NIS 4.308 and 2003 - NIS 4.379).

                                                    VOCALTEC COMMUNICATIONS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE DATA

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (CONT.)

     c.   Principles of consolidation:

          The consolidated financial statements include the accounts of the Company and its directly and indirectly wholly-owned subsidiaries. As of the balance sheet date the significant subsidiaries whose balances and results are consolidated are:

                                                                                      DECEMBER 31,
                                                                                -----------------------
                                                                                   2005         2004
                                                                                ----------   ----------
                                                                                         % OF
                                                                                   OUTSTANDING SHARE
                                                                                        CAPITAL
                                                                                -----------------------
VocalTec Communications, Inc. *)                                   U.S.                100            -
VocalTec Communications Deutschland GmbH                         Germany               100            -
VocalTec Communications Hong-Kong Limited *)                    Hong-Kong              100            -
Tdsoft Ltd.                                                      Israel                100            -
Tdsoft Communications, Inc.                                        U.S.                100          100
Tdsoft B.V.                                                  The Netherlands           100          100

          *)   Ceased operations during 2005.

          All inter-company balances and transactions have been eliminated upon consolidation.

     d.   Business combination

          Business combinations have been accounted for using the purchase method of accounting. Under the purchase method of accounting the results of operations of the acquired business are included from the effective date of acquisition. The costs to acquire companies, including transactions costs, have been allocated to the underlying net assets of each acquired company in proportion to their respective fair values. Any excess of the purchase price over estimated fair values of the identifiable net assets acquired has been recorded as goodwill.

     e.   Cash equivalents and restricted cash:

          Cash equivalents are short-term, highly liquid investments that are readily convertible to cash with original maturities of three months or less.

          Restricted cash is invested in highly liquid deposits, which are used as security for bank guarantees provided primarily to lessors of office premises and motor vehicles.

                                                    VOCALTEC COMMUNICATIONS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE DATA

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (CONT.)

     f.   Inventories:

          Inventories are stated at the lower of cost or market value. Inventory write-offs are provided to cover risks arising from slow-moving items, technological obsolescence and discontinued products.

          Costs are determined as follows:

          Components cost is determined by the average-cost method.

          Finished goods are determined on the basis of direct costs, with costs measured on an average basis.

     g.   Fair value of financial instruments:

          SFAS No. 107 "Disclosure about Fair Value of Financial Instruments", requires disclosure of an estimate of the fair value of certain financial instruments. The Company financial instruments consists of cash and cash equivalents, restricted cash, trade receivables, net, other accounts receivable, trade payables, short-term loan and other liabilities. The estimated fair value of these financial instruments approximates their carrying value as of December 31, 2005 and 2004.

     h.   Property and equipment, net:

          Equipment is stated at cost less accumulated depreciation. Depreciation is calculated by the straight-line method over the estimated useful lives of the assets at the following annual rates:

                                                          %
                                       -----------------------------------------
Computers and related equipment                           33
Office furniture and equipment                          6 - 25
Motor vehicles                                            15
Leasehold improvements                 Over the shorter of the term of the lease
                                             or the life of the asset

     i.   Impairment and disposal of long-live assets

          The Company's long-lived assets are reviewed for impairment in accordance with Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the asset. If an asset is considered to be impaired, the impairment is measured by the difference between the carrying amount of the asset and its fair value.

                                                    VOCALTEC COMMUNICATIONS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE DATA

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (CONT.)

     j.   Intangible assets

          Intangible assets include mainly technology, goodwill and other identifiable intangible assets acquired in connection with the purchase of subsidiaries and businesses. Technology and other identifiable intangible definite lived assets are amortized over their estimated useful lives.

          The Company evaluate the amortization periods of all identifiable intangible assets to determine whether events or circumstances warrant revised estimates of useful lives.

          Under Statement of Financial Accounting Standard No. 142 "Goodwill and other Intangible Assets" ("SFAS 142") goodwill is no longer amortized but instead is tested for impairment at least annually (or more frequently if impairment indicators arise).

     k.   Revenue recognition:

          The Company generates revenues from the sale of its systems, from providing engineering, maintenance and support services and from licensing the rights to use its software products. The Company's products are sold primarily to resellers, who are considered end-users for the purpose of revenue recognition.

          The majority of the Company's revenues are generated from sale of systems. Revenues from product sales are recognized in accordance with Staff Accounting Bulletin No. 104 "Revenue Recognition in Financial Statements" ("SAB No. 104"), when a persuasive evidence of an arrangement (usually in the form of a purchase order) exists, delivery has occurred and title passed to the customer, the vendor's fee is fixed or determinable, no further obligation exists, collectibility is probable, and if applicable an acceptance requirement has been fulfilled.

          Revenues from maintenance and support services are recognized on a straight-line basis over the term of the maintenance and support agreement.

          Revenues from the sale of software products are recognized in accordance with Statement of Position 97-2 "Software Revenue Recognition," as amended ("SOP 97-2"), when persuasive evidence of an arrangement exists, delivery of product has occurred, the fee is fixed or determinable, collectibility is probable and no further obligation exists.

          Engineering services are recognized as services are performed.

          Revenues are deferred until the receipt of cash when uncertainty as to the collectibility exists.

          Deferred revenue includes unearned amounts received under the maintenance and support contracts, and amounts received from customers but not recognized as revenues.

                                                    VOCALTEC COMMUNICATIONS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE DATA

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (CONT.)

     l.   Research and development costs, net:

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

          Costs incurred by the Company between the establishment of technological feasibility and the point at which the products are ready for general release, have been insignificant. Therefore, all research and development costs have been expensed.

     m.   Royalties-bearing grants

          Royalty-bearing grants from the Government of Israel and other governmental institution for funding approved research and development projects are recognized at the time the Company is entitled to such grants, on the basis of the research and development costs incurred. Such grants are included as a deduction of research and development costs since at the time received it is not probable that they will be repaid.

     n.   Income taxes:

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

     o.   Share-based compensation:

          The Company has elected to follow Accounting Principles Board Statement No. 25, "Accounting for Stock Options Issued to Employees" ("APB No. 25") and Financial Accounting standard Board (FASB) Interpretation No. 44, "Accounting for Certain Transactions Involving Stock Compensation" ("FIN No. 44") in accounting for its employee stock option plans. According to APB No. 25, compensation expense is measured under the intrinsic value method, whereby compensation expense is equal to the excess, if any, of the quoted market price of the stock over the exercise price at the grant date of the award.

                                                    VOCALTEC COMMUNICATIONS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE DATA

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (CONT.)

          The Company adopted the disclosure provisions of Financial Accounting Standards Board Statement No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure" ("SFAS No. 148"), which amended certain provisions of Financial Accounting Standards Board Statement No. 123 ("SFAS 123") to provide alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based employee compensation, effective as of the beginning of the fiscal year. The Company continues to apply the provisions of APB No. 25, in accounting for stock-based compensation.

          Pro forma information regarding the Company's net loss and net loss per share is required by SFAS No. 123 as if the Company had accounted for its employee stock options under the fair value method prescribed by SFAS No. 123.

          For pro forma purposes compensation expenses are amortized over the vesting period and are estimated at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

                                       2005            2004            2003
                                    ----------       ---------       ---------

Dividend yield                          0%              0%              0%
Expected volatility                    102%             94%            101%
Risk-free interest rate                4.4%            3.9%            2.4%
Weighted average expected life      4.17 years       5.0 years       5.0 years

                                                    VOCALTEC COMMUNICATIONS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE DATA

          If the compensation cost had been determined under the alternative fair value accounting method provided under SFAS No. 123, the Company's stock-based employee compensation cost, net loss and basic and diluted net loss per share would have changed to the following pro forma amounts:

                                                      YEAR ENDED DECEMBER 31,
                                                 --------------------------------
                                                   2005        2004        2003
                                                 --------    --------    --------
Net loss as reported                             $ (6,630)   $ (5,686)   $ (3,776)

Add: stock based employee compensation expense
  (reversal income) included in reported net
  loss for the year                                   803         (32)       (217)
Deduct: stock based employee (compensation
  expense) reversal income determined under fair
  value method for options granted                 (1,129)       (220)        339
                                                 --------    --------    --------

Pro forma net loss                               $ (6,956)   $ (5,938)   $ (3,654)
                                                 ========    ========    ========

Accretion of redeemable convertible Preferred
  shares                                             (348)     (3,256)     (3,256)

Induced conversion of convertible Preferred
  shares                                          (17,406)          -           -
                                                 --------    --------    --------
Pro forma net loss attributable to common
  shareholders                                   $(24,710)   $ (9,194)   $ (6,910)
                                                 ========    ========    ========
Basic and diluted net loss per Ordinary share:

Net loss per Ordinary share as reported          $ (34.05)   $ (24.16)   $ (19.00)
Pro forma net loss per Ordinary share            $ (34.46)   $ (24.84)   $ (18.67)

          The Company's additional disclosures required by SFAS 123 and SFAS 148 are provided in Note 11.

                                                    VOCALTEC COMMUNICATIONS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE DATA

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (CONT.)

     p.   Severance pay:

          The Company's liability for severance pay for its Israeli employees is calculated pursuant to Israel's Severance Pay Law and employee agreements based on the most recent salary of the employees. The Company's liability for all of its employees, is fully provided for by monthly deposits with insurance policies and by an accrual. The value of these policies is recorded as an asset in the Company's balance sheet.

          The deposited funds include profits accumulated up to the balance sheet date. The deposited funds may be withdrawn only upon the fulfillment of the obligation pursuant to Israel's Severance Pay Law or labor agreements. The value of the deposited funds is based on the cash surrendered value of these funds and includes immaterial profits.

          Severance expense (income) for the years ended December 31, 2005, 2004 and 2003 amounted to approximately $ 77, $ 157 and $ (50), respectively.

     q.   Concentration of credit risks:

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

          The Company's trade receivables are generally derived from sales of products and services rendered to large and solid organizations located primarily in Europe, North America, and the Far East. The Company performs ongoing credit evaluations of its customers. To date the Company has not experienced any material losses in respect of its trade receivable. For new customers, the Company may require a letter of credit or upfront cash payments. An allowance for doubtful accounts is determined with respect to those amounts that the Company has determined to be doubtful of collection.

          Expense resulting from the net increase in the allowance for doubtful accounts was $ 0, $ 38, and $ 69 for the years ended December 31, 2005, 2004 and 2003, respectively.

          As of December 31, 2005, there is no significant off-balance sheet concentration of credit risk such as foreign exchange contracts, options contracts or other foreign hedging arrangements.

                                                    VOCALTEC COMMUNICATIONS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
-------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE DATA

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (CONT.)

     r.   Net loss per share:

          Basic net loss per share is computed using the weighted average number of Common shares outstanding during the period, and excludes any dilutive effects of options. Diluted net loss per share is computed using the weighted average number of Common shares plus dilutive potential shares of Ordinary stock considered outstanding during the period; participating convertible securities are excluded from the computation since there is no contractual obligation for these securities to share in the company net loss in accordance with Emerging Issues Task Force Issue 03-6 "Participating Securities and the Two-Class Method under FASB Statement No. 128" ("EITF 03-6").

          In the years ended December 31, 2005, 2004 and 2003, all outstanding stock options and all the series of Preferred shares have been excluded from the calculation of the diluted net loss per Ordinary share since such securities were anti-dilutive. The total weighted average number of outstanding options excluded from the calculations of diluted net loss per Ordinary share were 370,419, 0, and 0 for the years ended December 31, 2005, 2004 and 2003, respectively.

     s.   Recent accounting pronouncements

          1. In May 2005, the FASB issued Financial Accounting Standards Board Statement No. No. 154 "Accounting Changes and Errors Corrections" ("SFAS 154"). SFAS 154 replaces APB No. 20 "accounting changes" ("APB 20") and Financial Accounting Standards Board Statement No. No. 3 "Reporting Accounting changes in Interim Financial Statements". SFAS 154 applies to all voluntary changes in accounting principle, and changes the accounting for and reporting of a change in accounting principle. SFAS 154 requires, unless impracticable, retrospective application as the required method for reporting a change in accounting principle in the absence of explicit transition requirements specific to the newly adopted accounting principle. This statement also provides guidance for determining whether retrospective application of a change in accounting principle is impracticable and for reporting a change when retrospective application is impracticable. APB 20 previously required that most voluntary changes in accounting principle be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. There is no effect on the Company's financial position and results of operations.

          2. On December 16, 2004, the FASB issued FASB Statement No. 123 (Revised 2004), "Share-Based Payment" ("Statement 123(R), which is a revision of FASB Statement No. 123, "Accounting for Stock-Based Compensation". Statement 123(R) supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees", and amends FASB Statement No. 95, "Statement of Cash Flows". Generally, the approach in Statement 123(R) is similar to the approach described in Statement 123. However, Statement 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative.

                                                    VOCALTEC COMMUNICATIONS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
-------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (CONT.)

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

               The company plans to adopt SFAS 123(R) using the modified-prospective method.

               Because SFAS 123(R) must be applied not only to new awards but also to previously granted awards that are not fully vested on the effective date, compensation cost for previously granted awards will be recognized under SFAS 123(R). However, had the Company adopted SFAS 123(R) in prior periods, the impact of that standard would have approximated the impact of SFAS 123 as described in the disclosure of pro forma net income and earnings per share in Note 2(o) to the consolidated financial statements.

               In March 2005, the SEC released SEC Staff Accounting Bulletin No. 107, "Share Based Payment" ("SAB 107"). SAB 107 provides the SEC staff's position regarding the application of FAS 123(R) and contains interpretive guidance related to the interaction between FAS 123(R) and certain SEC rules and regulations, and also provides the SEC staff's views regarding the valuation of share-based payment arrangements for public companies. SAB 107 highlights the importance of disclosures made relating to the accounting for share-based payment transactions. The Company is currently reviewing the effect of SAB 107; however it does not believe that SAB 107 will have a material effect on its financial position, results of operations or cash flows.

     t.   Reclassification:

          Certain figures from prior years have been reclassified in order to conform to the 2005 presentation.

                                                    VOCALTEC COMMUNICATIONS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
-------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

NOTE 3:- BUSINESS COMBINATION

     a.   TdSoft

          On November 24, 2005 VocalTec acquired all the issued and outstanding Ordinary shares of Tdsoft Ltd. ("Tdsoft"), a provider of Voice over IP gateways for carriers, in consideration for issuance of shares to Tdsoft shareholders representing as of the closing date of the transaction 75% of the issued and outstanding share capital of VocalTec. As a result, Tdsoft became a wholly-owned subsidiary of VocalTec. Although the merger with Tdsoft was formed as a merger of Tdsoft into VocalTec, immediately after the merger the shareholders of Tdsoft held the majority of VocalTec outstanding Ordinary shares. Accordingly, for accounting and financial reporting purposes, the merger was treated as a reverse acquisition of VocalTec by Tdsoft under the purchase method of accounting pursuant to Statement of Financial Accounting Standard No. 141 "Business Combination" ("SFAS 141"). The financial statements of the combined company after the merger reflect the financial statements of Tdsoft on a historical basis and include the results of operations of VocalTec from November 24, 2005.

          The fair value of the Ordinary shares of VocalTec was determined based on the average market price of the shares during the period of two days before and ending two days after the date VocalTec and Tdsoft announced the merger agreement on October 28, 2005. The purchase price also included the fair value of the VocalTec stock options and other costs of the transaction. Accordingly, the total purchase price was as follows:

Number of shares of VocalTec outstanding as of November 24, 2005                      1,162,142


VocalTec's average share price for the two trading days before through the two trading days after October 28, 2005, the date VocalTec and Tdsoft announced
  their merger                                                                       $     6.77

Fair value of VocalTec's Ordinary shares                                                  7,869
Fair value of 186,597 VocalTec share options *)                                             226
Transaction costs of Tdsoft                                                                 138
                                                                                     ----------

Purchase price                                                                       $    8,233
                                                                                     ==========

          *) The fair value of the options was determined based on the Black & Scholes options pricing model.

                                                    VOCALTEC COMMUNICATIONS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
-------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

NOTE 3:- BUSINESS COMBINATION (CONT.)

          The purchase price was allocated based on an estimate of the fair value of the assets acquired and the liabilities assumed as of November 24, 2005, as follows:


          Current assets                                            $  2,009
          Severance pay funds                                          1,123
          Equipment                                                      328
                                                                    --------
          Total tangible assets                                        3,460
          Identifiable intangible assets:
            Current Essentra technology (7 years useful life)          1,963
            Current VEA technology (2 years useful life)                 123
            Customer contract (1 year useful life)                       372
            Customer relations (7 years useful life)                     887
            Trade name (10 years useful life)                            301
            Patents (10 years useful life)                               250
          Goodwill                                                     7,237
                                                                    --------

          Total intangible assets acquired                            11,133
                                                                    --------

          Total tangible and intangible assets acquired               14,593
                                                                    --------

          Total liabilities assumed                                   (6,360)
                                                                    --------

          Net assets acquired                                       $  8,233
                                                                    ========

          Goodwill included but is not limited to the synergistic value and potential benefits that could be realized by the Company from the acquisition, as well as VocalTec's skilled and specialized workforce. The goodwill is not deductible for tax purposes. In accordance with Statement of Financial Accounting Standards No. 142 ("SFAS 142") "Goodwill and Other Intangible Assets", goodwill arising from acquisition will not be amortized.

          Values assigned to intangible assets were determined using the income approach by discounting the future cash flows an asset will generate over its remaining useful life. Current assets and liabilities were recorded at their carrying value. The carrying amounts of the current assets and liabilities were reasonably proxies for their market values due to their short-term maturities.

     b.   Be-Connected

          In May 2004, Tdsoft entered into an Assets Purchase Agreement with Be-Connected Ltd., an Israeli privately held company, pursuant to which Tdsoft acquired Be-Connected's assets, including the intellectual property rights and the business of the TAS product, a multi service access platform and assumed certain liabilities, primarily related to supporting customers and paying royalties to the Office of the Chief Scientist of the Ministry of Industry and Trade in Israel. The purchase was in consideration of $ 20 in cash and issuance of 45,439 Ordinary A shares, representing 8% ownership of Tdsoft, which were valued at approximately $ 496, based on the Tdsoft's average share price of $ 0.25, as determined by an external appraiser. Tdsoft incurred $ 50 of issuance expenses with respect to the issuance of the shares. In addition, the results of Be Connected operation have been included in the consolidated financial statements since May 1, 2004.

                                                    VOCALTEC COMMUNICATIONS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
-------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

NOTE 3:- BUSINESS COMBINATION (CONT.)

          The acquisition was accounted for using the purchase method under SFAS No. 141. The purchase price was allocated to those assets acquired based on the estimated fair value of those assets as of the acquisition date.

          The purchase price was allocated on an estimate fair value of the assets acquired as of May 1, 2004:

Current assets                                                         $  300
Property and equipment                                                      3
Identifiable intangible assets:
    Technology (11 years useful life)                                     182
    Customer backlog (1 year useful life)                                   3
    Customer relationship (5 years useful life)                            28
                                                                       ------

Assets acquired                                                        $  516
                                                                       ======

Excess of net fair value over purchase price allocated
    to none-current assets                                             $1,197
                                                                       ======

     c.   Supplemental Pro Forma Information (Unaudited)

          The unaudited pro forma information regarding 2005 and 2004 presents the results of operations of VocalTec after giving effect to the merger with TdSoft in 2005 and the acquisition of Be-Connected in 2004, and includes the effect of amortization of intangible assets from these dates. The pro forma information is based upon the historical financial statements of VocalTec, TdSoft and Be-Connected. The pro forma data does not incorporate, nor does it assume, any benefits from cost savings or synergies of the combined companies. The pro forma data is presented for comparative purposes only and is not necessary indicative of the operating results that would have occurred had the merger has been consummated at the dates indicated, nor are they necessarily indicative of future operating results or financial conditions.

                                                                              YEAR ENDED
                                                                             DECEMBER 31
                                                                     ---------------------------
                                                                         2005             2004
                                                                     ------------       --------
Sales                                                                $      8,427       $  9,987
                                                                     ============       ========

Operating loss                                                       $    (16,833)      $(20,227)
                                                                     ============       ========

Net loss                                                             $    (15,137)      $(19,893)
                                                                     ============       ========

Basic and diluted net loss per Ordinary share                        $     (19.28)      $ (15.11)
                                                                     ============       ========

Weighted average number of Ordinary shares used in computation
   of basic and diluted net loss per share                                  1,840          1,532
                                                                     ============       ========

                                                    VOCALTEC COMMUNICATIONS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
-------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

NOTE 4:- PREPAID EXPENSES AND OTHER ACCOUNTS RECEIVABLE

                                      DECEMBER 31
                                  --------------------
                                   2005           2004
                                  ------          ----

Prepaid expenses                  $  105          $ 63
Government participation             970             -
Government authorities               226            80
Other                                 86            78
                                  ------          ----

                                  $1,387          $221
                                  ======          ====

NOTE 5:- INVENTORIES


                                              DECEMBER 31
                                         ----------------------
                                          2005            2004
                                         ------          ------

Components and work in progress          $  752          $1,108
Finished goods **)                          199             159
                                         ------          ------

                                         $  951          $1,267
                                         ======          ======

          *) Write-down of inventories for the years ended December 31, 2005, 2004 and 2003 amounted to $ 757, $ 0 and $ 0, respectively.

          **) As of December 31, 2005 and 2004, $ 199 and $ 159, respectively, finished goods were delivered to customers' sites and were not recognized as cost of sales since revenue recognition criteria for the related sales have not been met. The Company has title to the inventories at balance sheet date.

NOTE 6:- PROPERTY AND EQUIPMENT, NET

                                                        DECEMBER 31
                                                   ----------------------
                                                    2005            2004
                                                   ------          ------

Computers and related equipment                    $4,083          $3,581
Office furniture, equipment and leasehold
  improvements                                      1,295           1,201
Motor vehicle                                         122             353
                                                   ------          ------
                                                    5,500           5,135
Less - accumulated depreciation                     4,418           4,007
                                                   ------          ------

Depreciated cost                                   $1,082          $1,128
                                                   ======          ======

          Over than 90% of the property and equipment is located in Israel.

          Depreciation expense was $ 581, $ 484, and $ 774 for the years ended December 31, 2005, 2004 and 2003, respectively.

                                                    VOCALTEC COMMUNICATIONS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
-------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

NOTE 7:- GOODWILL AND OTHER INTANGIBLE ASSETS


                                                         DECEMBER 31
                                                    ---------------------
                                                      2005           2004
                                                    -------          ----

Cost:
Technology and other intangible assets (1)          $ 4,859          $963
Accumulated amortization:
Technology and other intangible assets (1)              906           676
                                                    -------          ----

                                                      3,953           287
                                                    -------          ----

Goodwill                                              7,237             -
                                                    -------          ----

Amortized cost                                      $11,190          $287
                                                    =======          ====



     1. The annual estimated amortization expense relating to VocalTec's amortizable intangible assets existing as of December 31, 2005, is approximately as follows:

                                        TOTAL
                                    AMORTIZATION
                                       ------

          2006                         $  906
          2007                            566
          2008                            511
          2009                            462
          2010                            462
          2011 and thereafter           1,046
                                       ------
                                       $3,953
                                       ======

     2. The changes in the carrying amount of goodwill for the year ended December 31, 2005 is as follows:

                                               OTHER HOLDINGS
                                                AND CORPORATE
                                                 OPERATIONS
                                                   ------

          Balance as of December 31, 2004          $    -

          Newly consolidated company                7,237
                                                   ------

          Balance as of December 31, 2005          $7,237
                                                   ======

     3. Amortization expenses amounted to approximately $ 230, $ 206 and $ 188 for the years ended December 31, 2005, 2004 and 2003, respectively.

                                                    VOCALTEC COMMUNICATIONS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
-------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

NOTE 7:- GOODWILL AND OTHER INTANGIBLE ASSETS (CONT.)

     4. In 2005, Tdsoft changed the estimated useful life of the acquired technology under the agreement with Be-Connected from May 2004 from 11 years to 5 years (see Note 3b) in order to reflect the expected useful life of the assets as a result of the rapid changes in the industry.

NOTE 8:- ACCRUED EXPENSES AND OTHER ACCOUNTS PAYABLE


                                                          DECEMBER 31
                                                    ----------------------
                                                     2005            2004
                                                    ------          ------

          Employees and payroll accruals            $  573          $  359
          Accrued expenses                             922             170
          Accrued vacation pay                         778             481
          Government Institutions                      966               -
          Office lease                                 288               -
          Directors and officers insurance             438               -
          Other                                        163               -
                                                    ------          ------

                                                    $4,128          $1,010
                                                    ======          ======
NOTE 9:- LOAN FROM SHAREHOLDER

     In July 2005, the Company received a bridge loan in the amount of $ 1,000 from Deutsche Telekom, one of its major shareholders prior to the merge with Tdsoft Ltd. The loan bears interest at the rate of 7.05% per annum payable along with the principal in July 2006. As of December 31, 2005, interest expense accrued in connection with the loan amounted to $ 31. In connection with the loan, the Company agreed to put the source code of one of its products in escrow in favor of Deutsche Telekom and not to create, without the approval of Deutsche Telekom, any security interest over such source code.

NOTE 10:- COMMITMENTS AND CONTINGENCIES

     a. In connection with its research and development activities through December 31, 2005, the Company received and accrued participation payments from the Office of the Chief Scientist of the Ministry of Industry and Trade in Israel ("OCS"). In return for the Government of Israel's participation, the Company is committed to pay royalties at a rate of 3% - 4.5% of sales of the developed product, up to 100% of the amount of grants received linked to the U.S. dollar (for grants received under programs approved subsequent to January 1, 1999, 100% plus interest at LIBOR). The obligation to pay these royalties is contingent on actual sales of the products, and in the absence of such sales, no payment is required.

                                                    VOCALTEC COMMUNICATIONS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
-------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

NOTE 10:- COMMITMENTS AND CONTINGENCIES (Cont.)

          The Company's total contingent liability for royalties payable to the OCS with respect to future sales, based on Government of Israel participations received or accrued, net of royalties paid or accrued, totaled approximately $ 17,128 as of December 31, 2005.

          Cost of sales includes royalties paid and accrued to the Government of Israel in the amount of $ 63, $ 67, and $ 92 for the years ended December 31, 2005, 2004, and 2003, respectively.

     b. In April 2005, Tdsoft entered into a co-operation and project funding agreement effective as of December 1, 2004, with Nuera Communications, Inc. ("Nuera") and the Israel-United States Bi-national Industrial Research and Development Fund ("BIRD"), for the development of "Next Generation VoIP Gateway" with certain funding assistance from the BIRD.

          Under the agreement, Tdsoft shall be reimbursed by the BIRD for 50% of its research and development expenses, up to an aggregate amount of $
          770. In accordance with the agreement with BIRD, Tdsoft is obligated to pay royalties at the rate of 5% of the sales of the developed products up to a maximum of 150% of the amount received depending of the year following the termination of the agreement in which the participation is fully paid. During 2005, grants received and accrued from BIRD amounted to $ 749. Tdsoft's contingent liability to the BIRD amounts to approximately $ 749.

          The Company has no future commitments for royalties in respect of other participations received.

     c. Certain allegations, mainly for patent infringement and breach of contract have been made against VocalTec Ltd., Tdsoft Ltd. or its U.S. subsidiary. These allegations have not resulted in any action brought against the Company.

     d. The Company's facilities in Israel and in the United States are rented under operating leases with different periods ending through April 2007 for facilities in Israel and February 2006 for facilities in the United States (some with renewal options). Rent expense amounted to $ 308, $ 368, and $ 560 for the years ended December 31, 2005, 2004 and 2003, respectively. Annual minimum rental commitments under non-cancelable leases at balance sheet date are approximately as follows:

          2006           $256
          2007             71
                         ----

          Total          $327
                         ====

          The Company also maintains motor vehicle leases. The total liability for early termination of such leases is approximately $ 86. Motor vehicle lease expense amounted to $ 390, $ 130, and $ 0 for the years ended December 31, 2005, 2004 and 2003, respectively.

     e. Under the purchase agreement with Be-Connected (see Note 3b), Tdsoft provided the seller a bank guaranteed of $ 500, in respect of certain guarantees that a shareholder of Be-Connected gave to its customers.

                                                    VOCALTEC COMMUNICATIONS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
-------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

NOTE 10:- COMMITMENTS AND CONTINGENCIES (Cont.)

     f. Tdsoft granted to its offices' lessor bank guarantee in the amount of approximately $ 166 in effect until May 2006.

          VocalTec granted certain lessors guarantees in the total amount of $ 140, primarily in connection with its offices and motor vehicles. Restricted cash are used as security for these guarantees.

NOTE 11:- SHARE CAPITAL

     a.   Share capital

          All Ordinary shares of the Company have the same rights. Dividends declared by the company will be distributed to shareholders in proportion to their holdings. If the Company is liquidated, after satisfying liabilities to creditors, the Company's assets will be distributed to the holders of Ordinary shares in proportion to their holdings.

          Holders of Ordinary shares have one vote for each paid-up Ordinary share on all matters submitted to a vote of our shareholders. These voting rights may be affected by the grant of any special voting rights to the holders of a class of shares with preferential rights that may be authorized in the future.

          The Company may, subject to the applicable provisions of the Companies Law, issue redeemable shares and subsequently redeem them. In addition, the Company's board of directors may make calls upon shareholders in respect of any sum, which has not been paid up in respect of any shares held by those shareholders.

          Pursuant to an amendment to the articles of association of Tdsoft, which amendment was adopted prior to the consummation of the business combination between VocalTec and TdSoft in November 2005, all series of convertible Preferred shares were converted into Ordinary shares of TdSoft. The conversion ratio was established for each class of shares. The group of the founders and the employees of the Company received a preferred conversion ratio, according to which the founders and the employees received approximately twice the amount received by the other Ordinary shareholders. Accordingly the Company recorded stock-based compensation in the amount of $ 870, of which $ 803 was recorded in the statement of operations in 2005. In addition, pursuant to the business combination between TdSoft and VocalTec all the Ordinary shares of TdSoft were exchanged for VocalTec Ordinary shares.

          The financial statements for the year ended December 31, 2005, include an amount of $ 17,406 attributed to the value of the incremental number of Ordinary shares received by the holders of the preferred stock upon conversion of preferred stock pursuant to the agreement between Tdsoft shareholders prior to the business combination with VocalTec as required by EITF D-42, "The Effect on the Calculation of Earnings per Share for the Redemption or Induced Conversion of Preferred Stock" and EITF D-53, "Computation of Earnings per Share for a Period that Includes a Redemption or an Induced Conversion of a Portion of a Class of Preferred Stock."

                                                    VOCALTEC COMMUNICATIONS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

NOTE 11:- SHARE CAPITAL (CONT.)

          All the share stock amounts have been adjusted to Ordinary shares resulted from the business combination, as described in Note 3a.

          Prior to the conversion and exchange of all the shares of TdSoft, the following rights were attached to the shares:

          Redemption rights: The holders of series B and C Preferred shares of Tdsoft had certain redemption rights described below. In February 2005, all redemption rights were waived and the redeemable convertible Preferred shares were converted into convertible Preferred shares. Prior to the cancellation of the redemption rights, if within eight years following January 31, 2000, Tdsoft would not execute consummate an IPO, a merger or a sale of all or substantially all of the assets of Tdsoft, the holders of a majority of the series B Preferred shares would have the right on one occasion to require Tdsoft, subject to applicable law, to redeem all series B Preferred shares (excluding the series B-2 Preferred shares), and the holders of a majority of the series C Preferred shares would have the right to require Tdsoft, subject to applicable law, to redeem all series C Preferred shares. In the event of such redemption, for each such Preferred share Tdsoft would redeem, Tdsoft would pay the holder of such shares an amount representing the greater of the fair market value of such Preferred shares (as defined below) or the Adjusted Original Issue Price (as defined below), plus any accrued dividends. In the event of such redemption, 33.33% of the series B Preferred shares(excluding the series B-2 Preferred shares), or of the series C Preferred shares, as applicable, would be redeemed, on each of the following dates:

          February 1, 2008, February 1, 2009 and February 1, 2010. For the purpose of the foregoing, the fair market value of each series B convertible Preferred share or each series C Preferred share, as applicable, would mean the highest price for which such Preferred share could be sold to an independent third party.

          The Adjusted Original Issue Price for each redeemable series B Preferred share held by each holder of such redeemable series B Preferred share would be the Original Issue Price of such redeemable series B Preferred share multiplied by a fraction, the numerator of which would be the total number of series A, series B and series B-2 Preferred shares then held by such holder, and the denominator of which would be the sum of number of series B Preferred shares (excluding series B-2 Preferred shares) then held by such holder; provided that in making such calculation, the number of series A Preferred shares would be multiplied by a fraction, the numerator of which would be the Original Issue Price of a series A Preferred share and the denominator of which would be the Original Issue Price of a series B Preferred share. The Adjusted Original Issue Price for each redeemable series C Preferred share would be $ 12.93.

          To the extent that Tdsoft would not be permitted by law to redeem shares for the amounts calculated above, then it would, to the extent permitted by law, repurchase the shares for such amounts. Upon the date of redemption of any series B Preferred shares, Tdsoft would simultaneously convert 33.33% of the series A and series B-2 shares originally held by the holder of the redeemed shares into deferred shares, which would not confer on the holders thereof any rights accruing to holders of Ordinary shares in Tdsoft, and would carry no rights other than the rights to receive their nominal value upon liquidation of Tdsoft.

                                                    VOCALTEC COMMUNICATIONS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

NOTE 11:- SHARE CAPITAL (CONT.)

          Redeemable convertible Preferred shares as of December 31, 2004 were composed as follows:

                                                 NUMBER OF SHARES                        AMOUNTS
                                          -----------------------------          ------------------------
                                                            ISSUED AND       ORIGINAL GROSS
                                          AUTHORIZED        OUTSTANDING          PROCEEDS      REDEMPTION VALUE
                                          ---------          ----------          -------          -------
                                                                                              DECEMBER 31, 2004
                                                                                                  -------
                                                                                 U.S. DOLLARS IN THOUSANDS
                                                                                 ------------------------
Series B Preferred Shares of NIS
  0.02 par value                          1,171,314             636,032          $10,100          $28,290
Series C Preferred shares of NIS
  0.02 par value                          1,640,105           1,640,105           20,000           26,267
                                          ---------          ----------          -------          -------

                                          2,811,419           2,276,137          $30,100          $54,557
                                          =========          ==========          =======          =======

          Liquidation preferences: Upon any liquidation, the holders of the series C Preferred shares of Tdsoft were entitled to receive an amount per share equal to the original issue price of $ 12.93 plus any accrued and unpaid dividends (the "Preferred C Preference"). In the event that the assets of Tdsoft available for distribution were insufficient to make such per share distributions, all such assets would be distributed proportionately to the holders of the series C Preferred shares. Second, the holders of the convertible A Preferred shares and B Preferred shares would be entitled to receive an amount per share equal to the original issue price of $ 1.82 and $ 6.84, respectively, plus any accrued and unpaid dividends (the "Series A/B Preference"). In the event that the assets of Tdsoft available for distribution would be insufficient to make such per share distributions, all such assets would be distributed proportionately to the holders of the A Preferred and B Preferred shares.

          The holders of Ordinary A Shares were entitled to certain liquidation rights following distributions to the holders of the Preferred C preference and Series A/B Preference). Thereafter, the remaining assets of Tdsoft available for distribution, if any, would then be distributed among the holders of the deferred shares and the Ordinary shares in proportion to their respective percentage holdings, until the holders of the deferred shares have been paid their nominal value, and if any assets remained thereafter, such assets would be distributed pro-rata among the holders of the Ordinary shares and Ordinary A shares.

          Voting rights: The holders of Ordinary shares of Tdsoft had one vote for each Ordinary share. The holders of Preferred shares and Ordinary A shares had one vote for each Ordinary share into which such Preferred shares or Ordinary A shares, as applicable, were convertible.

          Conversion

          Each series A Preferred share, series B and B-2 Preferred share and series C Preferred share was convertible at any time into an Ordinary share at the option of the holder.

                                                    VOCALTEC COMMUNICATIONS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

NOTE 11:- SHARE CAPITAL (CONT.)

          Dividend

          Holders of series A, series B, series B-2 and series C convertible Preferred shares were entitled to receive cumulative dividends in preference to the holders of Ordinary and Ordinary A shares at the rate of 8% per annum. Such dividends would accrue quarterly for the benefit of the holders of the Preferred shares.

          On November 25, 2005, the Company effected a reverse split of its issued and outstanding share capital of 1:13. All the stock share amounts were adjusted to reflect the reverse split.

     b.   Share option plans:

          Tdsoft had seven Share Option Plans, which provided for the grant by Tdsoft of option awards to purchase Ordinary shares of Tdsoft to officers, employees and directors of Tdsoft and its subsidiaries. Immediately upon allotment, the Ordinary shares purchased in exercise of the options would have the same rights as other Tdsoft Ordinary shares. The options vest ratably over vesting periods ranging from three to five years (mainly 5 years). The options expire 84 months from the date of issuance which was extended by the board of directors by additional 36 months. The exercise price of options under the plans is to be determined by the compensation committee. The exercise price for options granted in 2005, 2004 and 2003 was determined at fair market value at the date of each grant.

          In August 2005, the board of directors of VocalTec resolved to transfer to the VocalTec 2003 Master Stock Option Plan all of the shares then available for grants of options under the other VocalTec option plans. Pursuant to the business combination, the number of shares underlying the 2003 Master Stock Option Plan was increased by 576,923 shares and VocalTec adopted each of Tdsoft's option plans, such that all outstanding options granted under the various Tdsoft option plans to purchase Ordinary shares of Tdsoft were assumed by VocalTec, except that the Tdsoft Ordinary shares underlying such options were replaced by VocalTec's Ordinary shares in amounts and for exercise prices in accordance with conversion ratio set forth in the agreement for the business combination (and which options continued to be subject, except as set forth herein, to the terms of the Tdsoft option plans under which they were granted).

          Following consummation of the business combination, the Company's board of directors resolved (i) to effect certain amendments to the 2003 Master Stock Option Plan and (ii) that options granted under older stock option plans shall revert to the amended 2003 Master Stock Option Plan upon the expiration or cancellation of such option.

          Options granted under the VocalTec amended 2003 Master Stock Option Plan generally have a term of seven (7) years. However, options granted prior to December 13, 2005 have a term of ten (10) years. Earlier termination may occur if the employee's employment with the Company is terminated or if certain corporate changes or transactions occur. The Company's board of directors determines the grant and the exercise price at the time the options are granted upon recommendation of the compensation committee.

                                                    VOCALTEC COMMUNICATIONS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

NOTE 11:- SHARE CAPITAL (CONT.)

          Each stock option agreement specifies the date and period over which the option becomes exercisable. Options granted generally vest over a period of four years, either in equal quarterly installments of 6.25% of the option shares, starting three months after the date of grant, or 25% of the option shares are vested one year following option grant, and the remaining 75% vest in equal quarterly installments of 6.25% over the remaining three years. Vesting of options granted to employees is conditional upon the grantee remaining continuously employed by VocalTec or its subsidiaries.

          As of December 31, 2005, 48,399 share options are still available for future grants under the Company's existing plans. Options, which are cancelled or forfeited before expiration, become available for future grants.

          A summary of the Company's share option activity under the plans is as follows:

                                                                    YEAR ENDED DECEMBER 31,
                                  -------------------------------------------------------------------------------------------
                                              2005                            2004                              2003
                                  -------------------------          ----------------------           -----------------------
                                                    WEIGHTED                        WEIGHTED                           WEIGHTED
                                                     AVERAGE                        AVERAGE                            AVERAGE
                                  AMOUNT OF         EXERCISE       AMOUNT OF        EXERCISE         AMOUNT OF         EXERCISE
                                   OPTIONS            PRICE         OPTIONS           PRICE           OPTIONS           PRICE
                                  --------           ------          ------          ------           -------           ------
Outstanding-beginning
   of the year                      52,315           $ 8.05          49,776          $ 8.68            40,472           $14.55
Granted                            860,416           $11.92          15,372          $ 3.50            24,262           $ 3.50
Exercised                          (17,979)          $ 8.44               -          $    -                 -           $    -
Forfeited                          (25,852)          $44.51         (12,833)         $ 5.04           (14,958)          $16.09
                                  --------                           ------                           -------

Outstanding - end
   of the year                     868,900           $10.79          52,315          $ 8.05            49,776           $ 8.68
                                  ========           ======          ======          ======           =======           ======

Options
   exercisable at
   the end of the
   year                            214,817           $26.68          22,357          $11.57            17,864           $11.57
                                  ========           ======          ======          ======           =======           ======

          The weighted average fair values of the options granted during 2005, 2004 and 2003, was $ 3.42, $ 0.38 and $ 0.39, respectively. All options were granted at an exercise price equal to the market value of the share at the date of grant.

                                                    VOCALTEC COMMUNICATIONS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
-------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA

NOTE 11:- SHARE CAPITAL (CONT.)

          The following table summarizes information about options outstanding and exercisable at December 31, 2005:


                                     OPTIONS OUTSTANDING                     OPTIONS EXERCISABLE
                        -----------------------------------------        ----------------------------
                         AMOUNT           WEIGHTED-                        AMOUNT
                       OUTSTANDING        AVERAGE        WEIGHTED       OUTSTANDING        WEIGHTED
                           AT            REMAINING        AVERAGE            AT            AVERAGE
RANGE OF EXERCISE       DECEMBER         CONTRACTUAL     EXERCISE         DECEMBER         EXERCISE
    PRICES              31, 2005            LIFE          PRICES          31, 2005          PRICES
                        --------            ----                          --------
                                          (YEARS)
$ 0.0078-3.00              5,879            3.01          $  2.90            5,879          $  2.90
$ 3.00-7.50              734,094            7.00          $  5.32           92,122          $  5.86
$ 7.50-18.75              44,726            3.73          $ 11.23           35,924          $ 10.28
$ 18.75-46.88             45,711            3.26          $ 31.13           43,950          $ 30.94
$ 46.88-117.20            31,491            2.75          $ 75.81           29,943          $ 76.95
$ 117.20-224.25            6,999            1.99          $162.98            6,999          $162.98
                         -------                                           -------
                         868,900            6.41          $ 10.79          214,817          $ 26.68
                         -------                                          -------

NOTE 12:- NET LOSS PER SHARE

     The following table sets forth the computation of basic and diluted net loss per Ordinary share:

                                                                             YEAR ENDED DECEMBER 31,
                                                                  --------------------------------------------
                                                                    2005              2004              2003
                                                                  --------           -------           -------
Numerator:
Net loss                                                          $ (6,630)          $(5,686)          $(3,776)
Accretion of redeemable convertible Preferred shares                  (348)           (3,256)           (3,256)
Induced conversion of convertible Preferred shares                 (17,406)                -                 -
Allocation of undistributed earnings to convertible
   Preferred shares                                                 (2,585)                -                 -
                                                                  --------           -------           -------
Net loss attributable to common shareholders after
   allocation of undistributed earnings to convertible
   Preferred shares                                               $(26,969)          $(8,942)          $(7,032)
                                                                  ========           =======           =======

Denominator:
Weighted average number of Ordinary shares outstanding
   during the year used to compute basic and diluted net
   loss per Ordinary share                                             792               370               370
                                                                  ========           =======           =======

Basic and diluted net loss per Ordinary share                     $ (34.05)          $(24.16)          $(19.00)
                                                                  ========           =======           =======

                                                    VOCALTEC COMMUNICATIONS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 13:- GEOGRAPHIC AND MAJOR CUSTOMERS INFORMATION

     The Company manages its business on a basis of one reportable segment. The Company follows the guidance in Statement of Financial Accounting Standards No. 131, "Disclosure about Segment of an Enterprise and Related Information".

                                                                   YEAR ENDED DECEMBER 31,
                                                            --------------------------------------
                                                             2005            2004            2003
                                                            ------          ------          ------
Sales classified by geographic areas based on end-
  customer location:
  Europe                                                    $2,718          $1,599          $1,241
  Americas (principally United States)                         992             655           1,271
  Asia                                                         275             567             135
  Israel                                                       608           1,331           1,286
                                                            ------          ------          ------

                                                            $4,593          $4,152          $3,933
                                                            ======          ======          ======

          Sales to a single customer exceeding 10%:*)

                    %           %            %
                 --------   --------      --------

Customer A          18          *)          12
Customer B          *)          12          18
Customer C          *)          *)          20
Customer D          *)          11           -
Customer E          16          13           -
Customer F          *)          10           -

          *)   Less than 10%

NOTE 14:- RESEARCH AND DEVELOPMENT, NET

                                                     YEAR ENDED DECEMBER 31,
                                             ------------------------------------------
                                             2005              2004              2003
                                            -------           -------           -------
 Research and development expenses          $ 5,669           $ 5,474           $ 3,243
  Less- participations from:
   OCS                                          557                 -                 -
   BIRD                                         749                 -                 -
                                            -------           -------           -------

                                            $ 4,363           $ 5,474           $ 3,243
                                            =======           =======           =======

                                                    VOCALTEC COMMUNICATIONS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 15:- FINANCIAL INCOME, NET


                                                                   YEAR ENDED DECEMBER 31,
                                                              ----------------------------------
                                                              2005          2004            2003
                                                              ----          -----           ----
Financial income :
  Interest on cash and cash equivalents, net of bank
    fees                                                      $173          $ 168           $140
  Foreign currency translation adjustments, net                 11             (3)            10
                                                              ----          -----           ----

                                                              $184          $ 165           $150
                                                              ====          =====           ====

NOTE 16:- TAXES ON INCOME

     a. Measurement of taxable income under the Income Tax Law (Inflationary Adjustments), 1985:

          Results for tax purposes are measured and reflected in real terms in accordance with the change in the Israeli Consumer Price Index ("CPI"). As explained in Note 2b, the consolidated financial statements are presented in U.S. dollars. The differences between the change in Israel's CPI and in the NIS/U.S. dollar exchange rate causes a difference between taxable income or loss and the income or loss before taxes reflected in the consolidated financial statements. In accordance with paragraph 9(f) of SFAS No. 109, VocalTec Ltd. and Tdsoft Ltd. have not provided deferred income taxes on the differences resulting from changes in exchange rates and indexing for tax purposes.

     b. Tax benefits under Israel's Law for the Encouragement of Industry (Taxation), 1969:

          VocalTec Ltd. and Tdsoft Ltd. are considered each an "industrial company", as defined by the Law for the Encouragement of Industry (Taxes), 1969, and as such, are entitled to certain tax benefits, mainly the right to claim public issuance expenses and accelerated depreciation.

     c. Tax benefits under the Law for the Encouragement of Capital Investments, 1959:

          Certain investments of VocalTec Ltd. and Tdsoft Ltd. in equipment received "Approved Enterprise" status through the "Alternative Benefits" track, and, as such, are eligible for various benefits. VocalTec Ltd. and Tdsoft Ltd. currently have two and four "Approved Enterprise" programs, respectively. These benefits include accelerated depreciation of equipment used in the investment program, as well as a full tax exemption on undistributed income for a period of two years and reduced tax rates of 25% or less for an additional period of up to eight years (depending on the percentage of foreign ownership), commencing with the date on which taxable income is first earned. Since VocalTec Ltd. and Tdsoft Ltd. have had no taxable income since inception, the benefits period has not yet commenced.

                                                    VOCALTEC COMMUNICATIONS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 16:- TAXES ON INCOME (CONT.)

          The period of tax benefits, detailed above, is subject to a limit of 12 years from the commencement of production, or 14 years from the approval date, whichever is earlier. The entitlement to the above benefits is conditional upon VocalTec Ltd. and Tdsoft Ltd. fulfilling the conditions stipulated by the above law, regulations published there-under and the letters of approval for the specific investments in "Approved Enterprises". In the event of failure to comply with these conditions, the benefits may be cancelled and VocalTec Ltd. and Tdsoft Ltd. may be required to refund the amount of the benefits, in whole or in part, including interest. As of December 31, 2005, management believes that VocalTec Ltd. and Tdsoft Ltd. are meeting all of the aforementioned conditions.

          The tax-exempt income attributable to the "Approved Enterprise" can be distributed to shareholders without subjecting the distributing company to taxes only upon the complete liquidation of the company. If these retained tax-exempt profits are distributed in a manner other than in the complete liquidation of the company, they would be taxed at the corporate tax rate applicable to such profits as if the company had not elected the alternative track of benefits, currently 25% for an "Approved Enterprise". As of December 31, 2005, the accumulated deficit of the each company does not include tax-exempt profits earned by their "Approved Enterprise".

          Income from sources other than the "Approved Enterprise" during the benefit period will be subject to tax at the regular corporate tax rate of 34%. The regular corporate tax rate is to be gradually reduced to 25% by 2010 (31% in 2006, 29% in 2007, 27% in 2008, 26% in 2009 and
          25% in 2010).

     d. VocalTec Ltd. received final tax assessment for the tax years up to 2000. Tdsoft Ltd. received final tax assessment for the tax years up to 2001.

     e. VocalTec Ltd. and Tdsoft Ltd. have net operating loss carryforwards for tax purposes of approximately $ 99,000 and $ 37,000 as of December 31, 2005, respectively, which may be carried forward indefinitely. VocalTec Communications Inc. and Tdsoft Communications, Inc., which are subject to U.S. income taxes, have an aggregate loss for tax purposes of approximately $ 8,459 as of December 31, 2005. These losses can be carried forward until 2025. A valuation allowance was recorded for the entire deferred tax asset in respect of the carryforward losses, due to the uncertainty regarding future realization. Management currently believes that since the Company has a history of losses it is more likely than not that the deferred tax regarding the loss carryforwards will not be realized in the foreseeable future.

          Utilization of U.S. net operating losses may be subject to substantial annual limitations due to the "change in ownership" provisions of the Internal Revenue code of 1986 and similar state provisions. The annual limitation may result in the expiration of net operating losses before utilization.

                                                    VOCALTEC COMMUNICATIONS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 16:- TAXES ON INCOME (Cont.)

     f.   Tax benefit is comprised as follows:


                                          YEAR ENDED DECEMBER 31,
                            --------------------------------------------------
                                 2005              2004              2003
                            --------------    --------------    --------------
Foreign:
  Current taxes             $           19    $            -    $            -
                            ==============    ==============    ==============

     g.   Deferred taxes on income:

          Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes and the tax effect for carryfoward losses. Significant components of the Company's deferred tax assets are as follows:

                                                             DECEMBER 31
                                                       -----------------------
                                                         2005           2004
                                                       --------        -------
Deferred tax asset:
  Reserves and allowances                              $    707        $   222
  Net operating losses carryforward                      36,063          8,119
                                                       --------        -------

Net deferred tax asset before valuation allowance        36,770          8,341
Valuation allowance                                     (36,770)        (8,341)
                                                       --------        -------

Net deferred tax asset                                 $      -        $     -
                                                       ========        =======

          During 2005, the Company increased the allowance due to additional net operating losses carryforward, reserves and allowances which resulted from the reverse acquisition with Tdsoft Ltd. Management currently believes that since the Company has a history of losses, it is more likely than not that the deferred tax asset will not be utilized in the foreseeable future.

     h.   Loss before income taxes is comprised as follows:

                           YEAR ENDED DECEMBER 31,
                 -------------------------------------------
                  2005               2004             2003
                 -------           -------           -------

Israel           $(6,429)          $(5,392)          $(3,218)
Foreign             (220)             (294)             (558)
                 -------           -------           -------

                 $(6,649)          $(5,686)          $(3,776)
                 =======           =======           =======

          The difference between the theoretical tax computed and the actual tax expense resulted mainly from valuation allowance recorded with respect to carryforward losses and other temporary differences, primarily related to severance and vacation reserves.

                  SCHEDULE II ALLOWANCES FOR DOUBTFUL ACCOUNTS
                            ADDITIONS / (DEDUCTIONS)


                                      Beginning    Charged    Written   End of
                                      of period    to P&L       off     period
                                      ---------    ------     -------   ------

Year ended December 31, 2003

Allowance for doubtful accounts          200         69        (219)      50

Year ended December 31, 2004

Allowance for doubtful accounts           50         38         (38)      50

Year ended December 31, 2005

Allowance for doubtful accounts           50          -           -       50