Form 20-F/A
period 2005-12-31
VOCALTEC COMMUNICATIONS LTD
filed 2006-05-16
CIK 1005699

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 20-F/A
                                 AMENDMENT NO. 1

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

                               [_] Yes     [_] No

                                EXPLANATORY NOTE

VocalTec Communications Ltd. (the "Company") is filing this Form 20-F/A to amend certain information set forth in its Annual Report on Form 20-F for the year ended December 31, 2005, which was filed with the US Securities and Exchange Commission on April 21, 2006 (the "Original Report"), as follows:

     1. The balance sheet data included in Item 3A of the Original Report provided inadvertently that the accumulated deficit of the Company as of December 31, 2005 was $49,546,000. As set forth in the Company's balance sheet as of December 31, 2005, included in the Company's consolidated audited financial statements included in Item 18 of the Original Report, the accumulated deficit of the Company as of December 31, 2005 was $66,952,000.

     2. The last sentence under the header "TAXES ON INCOME, TAX REFUNDS AND TAX BENEFITS" on page 52 of the Original Report is replaced by "In 2005 we recorded a tax benefit of one of our foreign subsidiaries in the amount of $19,000."

     3. Item 16C of the Original Report is replaced with the following:

"ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES.

Our audit committee pre-approval policies and procedures for audit and non-audit services are referred to in Exhibit 4.1(f) to this annual report.

The auditors of VocalTec received the following fees for audit and audit-related services in 2004 and 2005 (in thousands of U.S. dollars):

                              Year Ended December 31,
                        ------------------------------------
                              2004                  2005
                        ---------------        -------------
Services rendered       Fees    Percentages    Fees  Percentages
-----------------       -----       ---        ---       ---
Audit (1)                41.7        30%        70        64%
Audit-related (2)         9.5         7%         0         0%
Tax (3)                  66.3        47%        32        29%
Other (4)                23.2        16%         8         7%
Total                   140.7       100%       110       100%

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

During 2004 and 2005 Tdsoft paid its accountants an aggregate of $11,000 and $108,000, respectively. Since Tdsoft was a private-held company, it was not required under Israeli law to have an audit committee."

     4. The first paragraph under "Property, Plants and Equipment" on Page 40 of the Original Report is replaced with "Our headquarters are located in Herzliya Pituach, Israel and occupy 21,500 square feet pursuant to a lease expiring on April 2007. We currently pay total yearly rental and management fees of approximately $256,000. These facilities are used for management, marketing, sales, research and development and production."

     5. The first paragraph under "Compensation of Directors and Executive Officers" on Page 67 of the Original Report is replaced with "The aggregate compensation paid to VocalTec's and Tdsoft's directors and executive officers as a group (prior to the business combination) during the fiscal year ended December 31, 2005 was approximately $1.76 million and $0.23 million, respectively, in salaries, directors' fees and bonuses. The aggregate compensation paid to the directors and executive officers as a group of the combined company during the fiscal year ended December 31, 2005 was approximately $30,000."

     6. The first paragraph under "Export Sales" on Page 74 of the Original Report is replaced with "Export sales of Tdsoft (prior to the business combination) in 2005 were $3.3 million or 85% of sales compared with export sales in 2004 which were $2.8 million or almost 68% of sales, and with $2.6 million or 67% of sales in 2003."

     Except for the foregoing, the Company is not amending any other information set forth in the Original Report.

                                   SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and it has duly caused and authorized the undersigned to sign this amendment to annual report on its behalf.

By: /s/ Joseph Albagli
----------------------
Joseph Albagli
Chief Executive Officer

Date: May 16, 2006

                                    EXHIBITS

     12. Certifications of CEO and CFO of VocalTec Communications Ltd. required by Rule 13a-14(a) (17 CFR 240.13a - 14(a)) or Rule 15d-14(a) (17 CFR 240.15d -
14(a)).

     13. Certifications of CEO and CFO of VocalTec Communications Ltd. required by Rule 13a-14(b) (17 CFR 240.13a - 14(b)) or Rule 15d-14(b) (17 CFR 240.15d -
14(b)).