Form 20-F
period 2006-12-31
VOCALTEC COMMUNICATIONS LTD
filed 2007-06-25
CIK 1005699

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

                   For the fiscal year ended December 31, 2006

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

                                     NONE.

The number of outstanding shares of each of the issuer's classes of capital or common stock as of December 31, 2006

             7,376,364 ORDINARY SHARES, PAR VALUE NIS 0.13 PER SHARE

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

VocalTec, Essentra, Internet Phone, the logo Internet I Phone Surf&Call (together with a third party), TdSoft, TdGATE and TdVIEW are registered trademarks of VocalTec Communications Ltd. and its wholly-owned subsidiaries. Other trademarks are the property of their respective holders.

In this annual report, unless otherwise specified or unless the context otherwise requires, all references to "$" or "dollars" are to U.S. dollars and all references to "NIS" are to New Israeli Shekels. Except as otherwise indicated, financial statements of, and information regarding, VocalTec are presented in U.S. dollars.

                                      INDEX

PART ONE                                                                       6

   ITEM 1.   IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS             6
   ITEM 2.   OFFER STATISTICS AND EXPECTED TIMETABLE                           6
   ITEM 3.   KEY INFORMATION                                                   6
   ITEM 4.   INFORMATION ON THE COMPANY                                       28
   ITEM 4A.  UNRESOLVED STAFF COMMENTS                                        36
   ITEM 5.   OPERATING AND FINANCIAL REVIEW AND PROSPECTS                     37
   ITEM 6.   DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES                       62
   ITEM 7.   MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS                69
   ITEM 8.   FINANCIAL INFORMATION                                            70
   ITEM 9.   THE OFFER AND LISTING                                            71
   ITEM 10.  ADDITIONAL INFORMATION                                           73
   ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK      101
   ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES          102

PART TWO                                                                     103

   ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES                 103
   ITEM 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND
             USE OF PROCEEDS                                                 103
   ITEM 15.  CONTROLS AND PROCEDURES                                         103
   ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT                                104
   ITEM 16B. CODE OF ETHICS                                                  104
   ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES                          104

PART THREE                                                                   106

   ITEM 17.  FINANCIAL STATEMENTS                                            106
   ITEM 18.  FINANCIAL STATEMENTS                                            106
   ITEM 19.  EXHIBITS                                                        107

EXHIBITS INDEX

SIGNATURES

PART ONE.

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

3.A. SELECTED FINANCIAL DATA

In November 2005, VocalTec Communications Ltd., or the Company or VocalTec, acquired all of the issued and outstanding ordinary shares of Tdsoft Ltd., a privately-held company organized in Israel ("Tdsoft"), and as consideration issued to the Tdsoft shareholders ordinary shares of VocalTec constituting, immediately following such issuance, 75% of the issued and outstanding share capital of VocalTec (the "business combination"). The business combination was accounted under U.S. generally accepted accounting principles ("GAAP") as a reverse acquisition and therefore we are presenting in this report the consolidated financial statements of Tdsoft for the year ended December 31, 2004 and for the eleven months ended November 30, 2005, and the consolidated financial statements of the combined company for the period of December 1, 2005
- December 31, 2006.

Our historical consolidated financial statements are prepared in accordance with U.S. GAAP and are presented in U.S. dollars. Historical information as of and for the three years ended December 31, 2006 is derived from our consolidated financial statements, which have been audited by Kesselman & Kesselman, a Member of PriceWaterhouseCoopers (for the year ended December 31, 2004) and by Kost Forer Gabbay & Kasierer, a Member of Ernst & Young Global (for the years ended December 31, 2005 and 2006).

The information presented below is qualified by the more detailed historical consolidated financial statements set forth elsewhere in this report, and should be read in conjunction with those consolidated financial statements, the notes thereto and the discussion under "Operating and Financial Review and Prospects" included elsewhere in this report.

             STATEMENT OF OPERATIONS DATA - YEAR ENDED DECEMBER 31ST
              (IN THOUSANDS OF U.S. DOLLARS, EXCEPT PER SHARE DATA)

                                                                      2002        2003        2004        2005          2006
                                                                     ------      ------      ------      -------      -------
Sales
         Products                                                     5,346       3,685       3,719        3,668        4,738
         Services                                                       104         248         433          925        2,542
                                                                     ------      ------      ------      -------      -------
                                                                      5,450       3,933       4,152        4,593        7,280
                                                                     ------      ------      ------      -------      -------
Cost of sales
         Products                                                     1,819       1,174       1,587        1,450        2,171
         Services                                                        22          21          22          315          563
                                                                     ------      ------      ------      -------      -------
                                                                      1,841       1,195       1,609        1,765        2,734

Inventory write off                                                       -           -           -          639            -
Amortization of intangibles assets                                      188         188         206          172          392
                                                                     ------      ------      ------      -------      -------
                                                                      2,029       1,383       1,815        2,576        3,126
                                                                     ------      ------      ------      -------      -------
Gross profit                                                          3,421       2,550       2,337        2,017        4,154
                                                                     ------      ------      ------      -------      -------
Operating expenses:
Research and development, net                                         5,235       3,243       5,474        4,363        4,619
Selling and marketing                                                 3,599       2,314       1,909        2,763        4,147
General and administrative                                            1,075         919         805        1,748        2,474
                                                                     ------      ------      ------      -------      -------

Total operating expenses                                              9,909       6,476       8,188        8,874       11,240
                                                                     ------      ------      ------      -------      -------
Operating loss                                                       (6,488)     (3,926)     (5,851)      (6,857)      (7,086)

Other income, net                                                         -           -           -           24           42
Financial income, net                                                   275         150         165          184           32
                                                                     ------      ------      ------      -------      -------
Loss before income taxes                                             (6,213)     (3,776)     (5,686)      (6,649)      (7,012)
Tax benefit (income taxes)                                             (506)          -           -           19            -
Net Loss                                                             (6,719)     (3,776)     (5,686)      (6,630)      (7,012)

Accretion of redeemable convertible Preferred shares                 (3,256)     (3,256)     (3,256)        (348)           -
Induced conversion of convertible Preferred shares                        -           -           -      (17,406)           -
                                                                     ------      ------      ------      -------      -------
Dividend in respect of reduction in exercise price of certain
warrants                                                                                                                  (37)
                                                                     ------      ------      ------      -------      -------
Net loss attributable to common shareholders                         (9,975)     (7,032)     (8,942)     (24,384)      (7,049)
                                                                     ------      ------      ------      -------      -------
Basic and diluted net loss per Ordinary share                        (26.96)     (19.00)     (24.16)      (34.05)        (1.3)
                                                                     ------      ------      ------      -------      -------

Weighted average number of Ordinary shares used in computing net
loss per share-basic and diluted                                        370         370         370          792        5,436

BALANCE SHEET DATA - YEAR ENDED DECEMBER 31
(IN THOUSANDS OF U.S. DOLLARS, EXCEPT SHARE DATA)

                              2002         2003           2004            2005             2006
                              ----         ----           ----            ----             ----
Cash and cash
equivalents and short
term deposits                16,914        13,934         9,260           5,138           8,954
Working capital              17,315        14,400         9,595             925           8,196
Total assets                 22,960        18,572        13,538          22,442          24,587
Total liabilities             3,035         2,640         2,878           9,579           6,049
Redeemable convertible       48,045        51,301        54,557               -               -
Preferred shares
Capital stock                   108           108           116             132             213
Accumulated deficit         (26,697)      (34,017)      (42,568)        (66,854)        (73,903)
Total shareholders'
equity (deficiency)         (28,120)      (35,369)      (43,897)         12,863          18,538
Number of Ordinary
shares outstanding          370,059       370,059       370,059       4,661,627       7,376,364

3.B. CAPITALIZATION AND INDEBTEDNESS

Not applicable.

3.C. REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

3.D. RISK FACTORS

Many factors could have an effect on our financial condition, cash flow and results of operations. We are subject to various risks resulting from changing economic, political, industry, business and financial conditions. The principal factors are described below.

EACH OF VOCALTEC (PRIOR TO THE BUSINESS COMBINATION) AND TDSOFT INCURRED SIGNIFICANT HISTORICAL OPERATING LOSSES AND THERE IS NO ASSURANCE THAT THE COMPANY WILL NOT CONTINUE TO INCUR OPERATING LOSSES IN THE FUTURE.

Since its incorporation in 1989, VocalTec (prior to the business combination) has had limited sales and has incurred significant operating losses. VocalTec (excluding the results of operations of Tdsoft) had operating losses in 2005 and 2004 of $9.5 million and $13.2 million, respectively. In 2005 and 2004, Tdsoft had operating losses of approximately $6.4 million and $5.9 million, respectively. The combined company had an operating loss of $7.0 million in 2006 and may continue to incur operating losses in the future due to, among other reasons, the fact that the new Essentra products are offered in new target markets to new customers and have not yet obtained substantial credibility and market share of the VoIP equipment business. To achieve profitability and increased sales levels, the Company must, among other things, establish and increase market demand and acceptance of its products, respond effectively to competitive pressures, offer high quality customer service and support, introduce advanced versions and enhancements of its products and new products that meet market needs on a timely basis, and constantly increase operational efficiency.

The Company may continue to incur operating losses in 2007 and thereafter, if revenues are insufficient to cover sales and marketing, research and development, administrative and other expenses. If revenue levels do not increase sufficiently, operating results will be adversely affected because any reduction in expenses may not sufficiently cover a reduction in revenues. There is no assurance that the Company will achieve or sustain significant sales or profitability in the future.

WE HAVE EXPERIENCED AND MAY CONTINUE TO EXPERIENCE SIGNIFICANT FLUCTUATIONS IN OUR QUARTERLY RESULTS, WHICH MIGHT MAKE IT DIFFICULT FOR INVESTORS TO MAKE RELIABLE PERIOD-TO-PERIOD COMPARISONS AND MAY CONTRIBUTE TO VOLATILITY IN THE MARKET PRICE OF OUR ORDINARY SHARES.

The operating results of each of VocalTec and Tdsoft have fluctuated and may continue to fluctuate from period to period for a number of reasons. Although in recent years we have witnessed a general improvement in the market for telecommunication equipment, due to the past volatility of this market we cannot predict the duration or extent of this improvement market or the impact on our revenues or results of operations that any deterioration may have.

There are several market conditions that could continue to cause our customers and potential customers to be conservative in their spending:

     o Networks that are based on old Time Division Multiplexing, or TDM, which have been used by telecommunications carriers for several decades, are still operating and generating revenues.

     o Large and mid size carriers are showing an increased interest in migrating their TDM-based, Public Switch Telephone Networks, or PSTNs, to VoIP softswitch-based networks, in order to enable advanced, IP-based services and save costs, but there is still uncertainty with respect to the extent and timing of shifting PSTNs to VoIP softswitch networks.

     o As a result of our long sales cycle (described below under "OUR ESSENTRA PRODUCTS GENERALLY HAVE A LONG SALES CYCLE, WHICH INCREASES OUR COSTS IN OBTAINING ORDERS, REDUCES THE PREDICTABILITY OF OUR EARNINGS AND REQUIRES HIGH WORKING CAPITAL"), we may need extended time to build up an order backlog.

These and other factors make the forecasting of sales inherently uncertain. Significant annual and quarterly fluctuations in our results of operations may also be caused by, among other factors, the timing and composition of orders from our customers, reduced prices for our products, the economic viability and credit-worthiness of our customers, the collectability of our receivables, the timing of new product announcements and releases of new products by our company and our competitors.

In addition to our significant operating losses, generally depressed economic conditions have adversely affected our share price and trading volumes in recent years.

Factors that could cause the market price of our ordinary shares to further decrease significantly include the loss of any of our major customers or key personnel, new product developments or enhancements by our competitors, sales of our securities by our shareholders, quarterly fluctuations in actual or anticipated operating results (as described above), continued significant operating losses, market conditions in the industry, law suits against the Company, its officers or directors, analysts' reports, announcements by competitors, regulatory actions or other events or factors, including the risk factors described herein and general economic conditions. In the past, following decreases or volatility in the market price of a company's securities, securities class action litigation has often been instituted. Such litigation could result in substantial costs and a diversion of management's attention and resources, which would have a material adverse effect on our business, operating results and financial condition.

Our future results may also be affected by our ability to continue to develop, introduce and deliver enhanced and new products in a timely manner, to offer new products at competitive prices, to offer existing products at lower prices, to compete with competitors that are larger than us and to anticipate and meet customer demands. There can be no assurance that sales in any particular quarter will not be lower than those of the preceding quarters, including comparable quarters.

As a result, we believe that period-to-period comparisons of our results of operations are not necessarily meaningful and should not be relied upon as indications of future performance. The volatility in our operating results may also result in significant volatility in our share price. Furthermore, as described above, our share price is also subject to the price volatility experienced by many companies in the telecommunications sector, VoIP industry and related sectors. It is also possible that our quarterly results of operations may be below the expectations of public market analysts and investors. If this happens, the price of our ordinary shares is likely to decrease.

CERTAIN EXPECTED OUTCOMES OF THE BUSINESS COMBINATION WITH TDSOFT ARE NOT YET KNOWN AND THERE IS STILL NO ASSURANCE THAT THE BUSINESS COMBINATION WILL RESULT IN ALL OF THE BENEFITS, WHICH THE COMPANY CURRENTLY ANTICIPATES BEING REALIZED.

The main purpose of the business combination with Tdsoft was the companies' belief that the combined company would be better positioned to offer competitive VoIP and multi media solutions to existing and prospective customers. It is not yet clear whether all of the expected benefits of the business combination will be achieved. The Company believes that the following are among the factors that will affect whether such benefits will indeed be achieved, and when such results will be known:

     (i) the VoIP market is somewhat different from the access gateways market in which Tdsoft operated prior to the business combination, and therefore it might take more time for the teams from both companies to learn each of the companies' markets and products;

     (ii) the development tools and methodologies of VocalTec's Essentra family of products are different from those used in Tdsoft's products (embedded systems) and therefore the full integration of the companies' development teams and methodologies might require additional time; and

     (iii) the customers of the combined company often require from the Company to provide a complete solution, which includes third party products, and requires the Company to assume more responsibility, provide more support and deal with more suppliers, things that Tdsoft was not used to doing in the past.

IF THE COMPANY FAILS TO MANAGE ITS POST-BUSINESS COMBINATION GROWTH EFFECTIVELY, OUR EXPENSES COULD INCREASE AND MANAGEMENT'S TIME AND ATTENTION COULD BE DIVERTED.

As part of the post business combination operations, the Company has been focusing on, among other matters, expanding the scope of its operations. As a result, its business, results of operations and financial condition will be substantially harmed if it is unable to manage its expanding operations efficiently. The Company plans to continue to expand its sales and marketing, customer support and research and development organizations. Any future growth may place a significant strain on its management systems and resources. The Company's failure to manage its growth efficiently could increase its expenses and divert management's time and attention.

Our ability to better manage our operations and growth will require us to continue to refine our operational, financial and management controls, human resource policies and reporting controls and procedures. Further, we intend to expand our business by entering into new markets, developing new product and service offerings and pursuing new customers. If we fail to timely or efficiently expand operational and financial systems in connection with such growth or if we fail to implement or maintain effective internal controls and procedures, the resulting operating inefficiencies could increase costs and expenses in excess of our current plan and might cause us to lose the ability to take advantage of market opportunities, enhance existing products, develop new products, satisfy customer requirements, respond to competitive pressures or otherwise execute our business plan. Additionally, if we increase our operating expenses in anticipation of the growth of our business and such growth does not meet our expectations, our financial results and the market price of our securities are likely to be adversely impacted.

Furthermore, in order to materially increase our revenues, we have to seek a larger number of opportunities with more customers and create more partnerships with more vendors, which requires the allocation of more resources by us. Unless we do so, or are able to successfully re-allocate our resources and reduce our operational expenses, reaching profitability could be delayed.

SINCE THE BUSINESS COMBINATION, THE COMPANY HAS BEEN DEVELOPING PRODUCTS AND TECHNOLOGIES LEVERAGING THE KNOW-HOW OF BOTH TDSOFT AND VOCALTEC. THERE IS NO ASSURANCE THAT WE WILL BE SUCCESSFUL IN OBTAINING AND MAINTAINING A SUFFICIENT MARKET SHARE FOR OUR PRODUCTS. IN ADDITION, WE HAVE BEEN ENCOUNTERING VARIOUS CHALLENGES AFFECTING THE SALE OF OUR PRODUCTS.

Since the consummation of the business combination, we have encountered various challenges inherent to entering into a new business, including learning and understanding the new target markets, positioning our products in an already competitive market, creating and maintaining relationships with new suppliers, customers and other third parties and subjecting the products to testing and training of sales and marketing employees to enable them to successfully promote the sale of the Essentra products. This requires the allocation of substantial resources.

In addition, since the consummation of the business combination the Company has been focusing its development efforts on the Essentra line of products, while Tdsoft's TdGate IP has been re-positioned as part of the Essentra family and has been re-named as EssentraGate. The Essentra product solutions were already deployed by several customers and are carrying live traffic; however, certain elements of the products are still subject to additional development, testing and modifications and have not yet been used extensively by customers, which prevents us from demonstrating a proven track record and wide deployment references, which are crucial for our growth and expansion to larger carriers. Furthermore, unlike VocalTec's traditional H.323 and Tdsoft's TdGATE IP products, which were unique and the first of their kind to be introduced to the telecommunications market, our Essentra products compete with existing, comparable products of various companies, some of which have certain advantages over us, including larger financial resources, the ability to manufacture the hardware components used in their solutions, access to prospective customers and an established market for their products.

Our products must comply with various international and domestic regulations and standards defined by regulatory agencies. If we do not comply with existing or evolving industry standards and other regulatory requirements or if we fail to obtain in a timely manner any required domestic or foreign regulatory approvals or certificates, we will not be able to sell our products where these standards or regulations apply, which may harm our business.

Maintaining and increasing our revenues are dependent, among other things, upon the ability of our products to meet market and customer requirements. To this end, we are involved in a continuous process to evaluate changing market demands and customer requirements, and to develop and introduce new products, features and applications to meet such changing demands and requirements. In addition, prospective customers may require product features and capabilities that are not included in our current product offerings. The introduction of new or enhanced products also requires that we carefully manage the transition from our older products in order to minimize disruption in customer ordering patterns and ensure that adequate supplies of our new products can be delivered to meet anticipated customer demand. We also need to ensure the continued provision of maintenance and other services for our older products.

A number of risks are inherent in this process, including the fact that we may not successfully anticipate market requirements or complete the development or introduction of these products and that the development of new technologies and products is increasingly complex and uncertain. This can result in delays in the introduction of new technologies and products, and requires close collaboration and continued technological advancement involving multiple hardware and software design teams and outside suppliers of key components. The failure of any one of these elements could cause new products to fail to meet specifications, market requirements or customer demands, or to miss delivery schedules. As the variety and complexity of our product lines increase, the process of planning production and inventory levels also becomes increasingly complex. In addition, if we fail to develop products and offer services that satisfy customer requirements, or if we fail to effectively manage the transition from our older products to our new or enhanced products, our ability to create or increase demand for our products would be seriously harmed and we may lose current and prospective customers, thereby harming our business.

Production and marketing of products in certain states and countries may subject us to environmental and other regulations including, in some instances, the requirement to provide to customers the ability to return products at the end of their useful life.

Further, our results could be adversely affected by factors such as lack of market acceptance of our products, development or manufacturing delays, and delays in customer purchases of products in anticipation of the introduction of new products and the rapidly changing landscape of emerging standards.

Further, telecommunications carriers increasingly require that VoIP products be designed to meet local homologation and regulatory requirements, such as lawful interception and other requirements to demonstrate interoperability with existing networks of incumbent telecommunications carriers, each of which may have different specifications. Failure to obtain such homologation certifications or other industry standard certifications for our products may result in decreased revenues, significant warranty, support and repair costs may divert the attention of our engineering personnel, and may cause significant customer relations problems.

Due to the fact that we have been developing and offering new products, some of which are targeted at new customers in new markets, we have encountered and expect to continue to encounter various challenges. In addition, while seeking midsize carriers, being new to this market, we had to consider offering solutions to alternative small carriers as well, raising the need for flexibility and competitiveness within a wide range of solutions. Also, our solutions have to be inter-operable with offerings of various third parties, which results in a more complex and expensive development and upgrading of the products. Furthermore, in recent years we have witnessed an increasing competition in the VoIP market, resulting in declining prices, as VoIP has become a mainstream technology. One of the main challenges in penetrating the market with the products offered by VocalTec relates to the ability to provide a broad, and to a certain extent complete, solution, which includes third party elements.

Therefore, there is no assurance that we will be successful in obtaining and maintaining a sufficient market share for the existing Essentra products and our future products.

COMMUNICATIONS AUTHORITIES MAY IMPOSE CHARGES, CONTRIBUTION AND OTHER COMMON CARRIER REGULATIONS ON IP TELEPHONY PROVIDERS.

At this time it is uncertain whether or to what extent the United States Federal Communications Commission ("FCC"), any US state communications authorities or the communications authorities of other countries will impose access charges, universal service contributions or other common carrier regulations on IP telephony providers or on VoIP solution providers. There can be no assurance that future action by any regulatory authorities will not have an impact on us, directly or indirectly.

OUR BUSINESS DEPENDS TO A CERTAIN EXTENT ON THE ABILITY OF OUR CHANNELS AND BUSINESS PARTNERS WHO PURCHASE OUR PRODUCTS TO ACHIEVE BROAD MARKET ACCEPTANCE FOR THEIR PRODUCTS. IF THESE CHANNELS AND BUSINESS PARTNERS DO NOT SUCCEED IN SELLING THEIR PRODUCTS, THIS WILL REDUCE DEMAND FOR OUR PRODUCTS AND OUR REVENUES WILL BE ADVERSELY AFFECTED.

Our products are normally sold through channels, i.e., vendors, system integrators and business partners, who repackage or resell our products, under varying types of OEM or reseller arrangements, to carriers (rather than selling our products directly to carriers).

To continue this method of sales, we will have to allocate resources to train vendors, system integrators and business partners as to the use of our products, resulting in additional costs and additional time until sales by such vendors, system integrators and business partners are made feasible. Our business depends to a certain extent upon the success of such channels and the broad market acceptance of their products. To the extent that our channels are unsuccessful in selling our products, our revenues and operating results will be adversely affected.

Many factors out of our control could interfere with our ability to market, license, implement or support our products with any of our channels, which in turn could harm our business. These factors include, but are not limited to, a change in the business strategy of our channels, the introduction of competitive product offerings by other companies that are sold through one or more of our channels, potential contract defaults by one or more of our channels or changes in ownership or management of one or more of our channels. Some of our competitors may have stronger relationships with our channels than we do, and we have limited control, if any, as to whether those channels implement our products rather than our competitors' products or whether they devote resources to market and support our competitors' products rather than our offerings. Also, the loss of or reduction in sales by these channels could reduce our revenues. If we fail to maintain relationships with these channels, fail to develop new channels, fail to effectively manage, train, or provide incentives to existing channels or if these channels are not successful in their sales efforts, sales of our products may decrease and our operating results would suffer.

OUR ESSENTRA PRODUCTS GENERALLY HAVE A LONG SALES CYCLE, WHICH INCREASES OUR COSTS IN OBTAINING ORDERS, REDUCES THE PREDICTABILITY OF OUR EARNINGS AND REQUIRES SIGNIFICANT WORKING CAPITAL.

Our Essentra products are technologically complex and are typically intended for use in solutions that may be critical to the business of our customers. Prospective customers for such products generally must make a significant commitment of resources to test and evaluate products and to integrate them into their solutions. As a result, the sales process for such products is long and often subject to delays associated with lengthy approval processes that typically accompany the design and testing of our customers' solutions. The sales cycles of our products to new customers currently average 6 to 12 months from the time we make a proposal to a customer until the time the customer begins using the relevant product in production mode. This requires us to invest significant resources to make sales, which increases our costs in obtaining orders and reduces the predictability of our sales. In addition, in some cases we need to finance the equipment that we install in our customers' premises during the period of installment, testing and approval of the equipment, which requires us to allocate working capital for the period of such financing. Furthermore, in many cases the sale of our products is conditioned upon a trial period during which the products are installed at the customers' premises, which installation requires an investment by us of capital and manpower, without assurance that the customers will purchase the products.

Long sales cycles also subject us to risks not usually encountered by companies whose products have short sales cycles, complicating our planning processes and reducing the predictability of our earnings. These risks include:

     o a pre-sale process that includes traveling, demonstrations, technical and commercial sessions, and trial procedure intended for defining customers' needs, all of which involve additional costs;

     o the potential cancellation of orders based on our customers` changing budgetary constraints; and

     o the shift in orders expected between quarters because of the timing of our customers` procurement decisions.

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

Our products are highly complex and may contain undetected defects, errors or failures. These products are deployed in complex and versatile networks, which include complex equipment of other vendors. Although we invest heavily in testing our products, we cannot simulate and test all potential events and cases relating to the operation of our products, and as a result, in some cases our customers may discover errors after the products have been deployed. The occurrence of any defects, errors or failures could result in:

          o    product returns, repairs or replacements;

          o    cancellation of and reduction in orders;

          o uncollectible accounts receivable and delays in collecting accounts receivable;

          o    diversion of our resources;

          o    legal actions by our customers or our customers' end users;

          o    adverse effect to our reputation;

          o    increased insurance costs; and

          o other losses to us, our customers or the end users of our products.

Any of these occurrences could also result in the loss of or delay in market acceptance of our products and loss of sales, which would harm our business and adversely affect our results of operations. There can be no assurance that, despite testing by us or by our customers, errors will not be found in our products after commencement of commercial deployment. We have from time to time experienced defects in our products and expect to experience defects in the future. We may in the future incur costs associated with warranty claims. Although we have recently been experiencing less defects in our products, because the trend in our industry is moving toward even more complex solutions and products in the future this risk may intensify over time and may result in increased expenses.

In addition, our customers may bundle, incorporate or connect our products into or to complex systems that contain errors or defects that may be unrelated to our products. Such occurrences may result in undue delays or cancellations of the implementation of our customers' bundled products and services. In such cases, our reputation could be harmed and our results of operations could be adversely affected, which could result in reduced revenues or increased expenses.

IF OUR RELATIONSHIP WITH ANY OF OUR KEY CUSTOMERS IS TERMINATED, OUR REVENUES WILL DECLINE AND OUR BUSINESS WILL BE ADVERSELY AFFECTED.

During 2006, Deutsche Telecom and Lucent accounted for 18% and 13%, respectively, of our revenues.

If our relationship with Deutsche Telekom or Lucent is terminated, or if either of these key customers reduces purchases of our products or maintenance or replaces an existing equipment in its networks with competing products, then our business, financial condition and results of operations would be materially adversely affected. In recent years we were adversely affected by the termination of a relationship with a key customer, as well as reductions in orders from key customers. The impact of the termination or reduction of our key customer relationships would be intensified if we were unable to establish and increase sales to other customers in order to offset this termination or reduction.

WE DEPEND ON THIRD PARTIES FOR THE SUPPLY AND QUALITY OF COMPONENTS REQUIRED FOR THE MANUFACTURE OF OUR PRODUCTS, AND ANY DELAY OR DISRUPTION IN THE SUPPLY OF THESE PRODUCTS WILL ADVERSELY AFFECT OUR RESULTS. IN ADDITION, INACCURATE ESTIMATES OF OUR COMPONENT REQUIREMENTS COULD ADVERSELY AFFECT OUR RESULTS OF OPERATIONS.

We depend on third parties for the manufacture, supply and support of certain hardware and software components that are integrated into our Essentra products (including IBM BladeCenterT platform and blades, Dialogic signaling gateways, AudioCodes media gateways, TTI Telecom and various other suppliers for platforms, voice processing chips, DSP software, operating system software, SIP software SS7 software and other software and hardware elements). If we overestimate our component requirements, we could have excess inventory, which would increase our costs and result in write-downs harming our operating results. If we underestimate our requirements, we may not have an adequate supply, which could interrupt manufacturing of our products and result in delays in shipments and revenues. We currently do not have long-term supply contracts with our component suppliers and they are not required to supply us with products for any specified periods, in any specified quantities or at any set price, except as may be specified in a particular purchase order. Because the key components and assemblies of our products are complex, difficult to manufacture and require long lead times, in the event of a disruption or delay in supply or an inability to obtain products, we may not be able to develop an alternate source in a timely manner, at favorable prices, or at all.

Following the sale and installation of our products, we rely on our hardware and software suppliers (to varying extents) for maintenance and support services that we provide to our customers. To that end, our agreements with our suppliers include obligations of our suppliers to provide us with certain levels of service and maintenance, as well as restrictions on the right of the supplier to discontinue the manufacture of the hardware components or the software support we purchase from them.

In addition, manufacturing problems may occur with these third parties. A supplier may supply us with products and components that do not meet our quality, quantity or cost requirement, or may cease to provide support with respect to the hardware and software purchased by the Company; therefore, we face the risk of inadequate component supply, price increases, late deliveries, poor component quality and failure in the availability and level of support and maintenance, as any supplier may terminate its relationship with us. If we were to lose our relationship with any of such suppliers, the lead time required to qualify new suppliers could be several months. Also, if we lose our relationship with any of such suppliers or these suppliers are otherwise unable to satisfy our volume and delivery schedule requirements, it may be difficult to locate alternative suppliers that are able to develop, manufacture, deliver and provide products, service and maintenance with respect to the specialized components we need for our products in the desired lead times and quality.

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

Finally, our dependence on third party suppliers of hardware significantly limits our ability to compete successfully with some of our competitors, which supply themselves the hardware components that are used in their solutions and therefore have the flexibility of making more competitive offers to potential customers.

WE MAY BE UNABLE TO ADEQUATELY PROTECT OUR PROPRIETARY RIGHTS, WHICH MAY LIMIT OUR ABILITY TO COMPETE EFFECTIVELY.

Our success is dependent, to a significant extent, upon our proprietary technology. We currently rely on a combination of trade secret, patent, copyright and trademark law, together with non-disclosure, contractual licensing restrictions, and invention assignment agreements, to establish and protect the proprietary rights and technology used in our products. There can be no assurance, however, that such measures will provide commercially significant protection for our proprietary technology, that competitors will not develop products with features based upon, or otherwise similar to, our products or that we will be able to prevent competitors from selling similar products. Specifically, our ability to adequately protect our proprietary rights in Ukraine (where a portion of our research and development operations is outsourced to subcontractors) is unclear due to the political instability in such country and the fact that the protection of intellectual properties in eastern European countries has traditionally been difficult to achieve.

In addition, the software market has traditionally experienced widespread unauthorized reproduction of products in violation of manufacturers' intellectual property rights. Such activity is difficult to detect and legal proceedings to enforce the manufacturers' intellectual property rights are often burdensome and involve a high degree of uncertainty and costs. Unauthorized use and reproduction of the registration codes contained in our various software products has occurred from time to time and may continue to occur in the future. There can be no assurance that our software products will not experience unauthorized use or reproduction on a massive scale, which may result in an adverse affect on our business, financial condition and results of operations.

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

Additionally, our ability to enforce non-compete covenants against our sub-contractors in Ukraine, where we conduct a significant portion of our research and development operations, is unclear.

LITIGATION AND OTHER DISPUTES REGARDING OUR INTELLECTUAL PROPERTY OR THE INTELLECTUAL PROPERTY OF OUR SUPPLIERS COULD PROVE COSTLY AND THEREBY ADVERSELY IMPACT OUR FINANCIAL POSITION AND COULD ALSO RESULT IN AN INJUNCTION OR JUDGMENT AGAINST US, WHICH COULD ADVERSELY AFFECT OUR BUSINESS.

Third parties have asserted patent infringement and other claims against us from time to time. A number of these claims were directed at certain basic and fundamental components of our products. There can be no assurance that third parties will not assert such claims against us in the future or that such present and future claims will not be successful. In addition, third parties may in the future assert patent infringement and other claims against us in connection with components used in our products that are manufactured by our suppliers. Patents relating to basic technologies in the communications and multimedia areas have been recently allowed and patents may be filed in the future which relate to basic technologies incorporated in our products. Also, from time to time there have been claims challenging the ownership of open source software against companies that incorporate open source software into their products. We use certain open source software in our products and may use more open source software in the future. As a result, we could be subject to suits by parties claiming ownership of what we believe to be open source software. We would incur substantial costs and would experience diversion of management resources with respect to the defense of any claims relating to proprietary rights, and this could have a material adverse effect on our business, financial condition and results of operations. Furthermore, parties making such claims could secure a judgment awarding substantial damages, as well as injunctive or other equitable relief which could effectively block our ability to make, use, sell, distribute or otherwise license our products in the United States or any other jurisdiction. Such a judgment could have a material adverse effect on our business, financial condition and results of operations. Litigation, which is generally costly and time consuming, may be necessary to determine the scope and validity of others' proprietary rights or to enforce any patents issued to us, in judicial or administrative proceedings. In the event a claim relating to proprietary technology or information is asserted against us, we may seek licenses for such intellectual property. There can be no assurance, however, that licenses could be obtained on commercially reasonable terms, if at all, or that the terms of any offered licenses will be acceptable to us. The failure to obtain the necessary licenses or other rights could preclude the sale, manufacture or distribution of our products and, therefore, could have a material adverse effect on our business, financial condition or results of operations. The cost of responding to any such claim may be material, whether or not the assertion of such claim is valid.

WE MAY REQUIRE SIGNIFICANT CAPITAL TO PURSUE OUR GROWTH STRATEGY, BUT WE MAY NOT BE ABLE TO OBTAIN ADDITIONAL FINANCING ON FAVORABLE TERMS OR AT ALL. ANY FINANCING OBTAINED BY US MAY CAUSE DILUTION TO OUR SHAREHOLDERS OR IMPOSE ON US CERTAIN RESTRICTIVE COVENANTS

We may need to obtain additional financing to pursue our business strategy, to develop new products, to respond to competition and market opportunities and to acquire complementary businesses or technologies. There is no assurance that we will be able to obtain such financing on favorable terms or at all. If we raise additional capital through further sales of our equity securities, our shareholders would suffer dilution of their equity ownership in the Company. If we raise additional capital through the issuance of debt, we may not be able to comply with covenants assumed by us pursuant to such debt issuance, which may cause an acceleration of the repayment of the debt amount.

ANY FUTURE MERGERS WITH OR ACQUISITIONS OF COMPANIES OR TECHNOLOGIES AND THE RESULTING INTEGRATION PROCESS MAY DISTRACT THE ATTENTION OF OUR MANAGEMENT AND DISRUPT OUR BUSINESS.

In recent years, the telecommunications market has experienced consolidation. One of our business strategies is to pursue strategic partnerships, alliances, mergers and/or acquisitions of complementary businesses, products and technologies. Pursuit of such strategies requires significant investments in management time and attention, and we have limited experience in the consummation of strategic partnerships, alliances, mergers and acquisitions and in the post-transaction integration.

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

Such acquisitions may expose us to additional risks, including the following:

     - we may find that the acquired company, asset or technology does not further our business strategy, that we overpaid for the company, asset or technology or that the economic conditions underlying our acquisition decision have changed;

     - we may have difficulty retaining the key personnel of the acquired company;

     - our ongoing business and management's attention may be disrupted or diverted by transition or integration issues and the complexity of managing geographically or culturally diverse enterprises; and

     - we may experience significant problems or liabilities associated with product quality, technology and legal contingencies relating to the acquired business or technology, such as intellectual property or employment matters.

In addition, if we proceed with one or more significant acquisitions or investments in which the consideration includes cash, we are likely to be required to use a substantial portion of our available cash. To the extent we issue securities as consideration in such acquisitions, existing shareholders might be diluted and earnings per share might decrease. In addition, acquisitions and investments may result in the incurrence of debt, large one-time write-offs, such as acquired in-process research and development costs, and restructuring charges.

WE MAY BE ADVERSELY AFFECTED IF THE RATE OF INFLATION IN ISRAEL EXCEEDS THE RATE OF DEVALUATION OF THE NEW ISRAELI SHEKEL (NIS) AGAINST THE DOLLAR.

A significant portion of our sales are made outside of Israel in dollars and we incur a significant portion of our expenses in NIS. The cost of our operations in Israel, as expressed in dollars, is influenced by the extent to which any increase in the rate of inflation is not offset by the devaluation of the NIS in relation to the dollar. During the calendar years 2004, 2005 and 2006 the annual rate of inflation (deflation) was 1.2%, 2.4% and (0.1%), respectively. In 2004, the NIS was appreciated against the dollar by 1.6%, in 2005 it devalued against the dollar by 6.8% and in 2006 it evaluated against the dollar by 8.2%. Although to date we have not purchased forward currency options to decrease our exchange rate risk, we may do so in the future, to the extent we deem it advisable.

WE ARE SUBJECT TO STRONG COMPETITION. ACCEPTANCE OF OUR COMPETITORS' PRODUCTS AND TECHNOLOGIES COULD RESULT IN REDUCED REVENUES OR GROSS MARGINS.

The competition in the VoIP communications market is very strong. Our competitors include telecommunications companies, data communication companies and pure VoIP companies. Almost all of our competitors are larger than we are, and can offer more comprehensive solutions either on their own or by partnering with others. In addition, many of our competitors have greater name recognition, larger installed customer bases, broader product offerings, and significantly greater financial, technical and marketing resources than we do. Finally, some of these competitors are not dependent, as we are, on third parties for the supply and quality of components required for the manufacture of their products. Such competition may result in a reduction in prices. Even if we reduce the prices of our products, there can be no assurance that we will be able to successfully launch our new products, or compete successfully and effectively for deals against our competitors' product offerings. Furthermore, if we reduce our prices below current levels due to competition, our operating losses may increase, which may limit our ability to increase our revenues and gross margins.

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

WE ARE DEPENDENT UPON THE CONTINUED EMPLOYMENT OF KEY PERSONNEL.

Our future success depends to a significant extent upon the continued active participation of our directors, senior executive officers, management members and other key employees. The loss of the services of any such person could have a material adverse effect on our business. These persons are not bound by employment agreements for any specific term. The loss of the services of any of these persons may adversely affect the development and sales of our products, and the management of our company. Our success is also dependent upon our continuing ability to attract and retain highly qualified personnel and key engineers and sales and marketing personnel, to perform research and development, commercialize products, and perform the sales and marketing functions required to bring these products to the market. There can be no assurance that we will continue to attract and retain such personnel. Even if we are successful in hiring additional qualified sales and engineering personnel, we will incur additional costs and our operating results, including our gross margin, may be adversely affected.

OUR INTERNATIONAL OPERATIONS EXPOSE US TO THE RISKS INHERENT IN CONDUCTING BUSINESS IN INTERNATIONAL MARKETS.

A substantial portion of our sales is in international markets. In addition, a small, but growing portion of our research and development operations is outsourced to subcontractors in Ukraine. There are certain risks inherent in conducting business in international markets, including unexpected changes in regulatory requirements, export restrictions, homologation certifications, tariffs and other trade barriers, difficulties in staffing and managing foreign operations, longer payment cycles, credit-worthiness of potential customers, and political instability, all of which can adversely impact the success of our international operations. There can be no assurances that one or more of such factors will not have a material adverse effect on our international operations and, consequently, on our business, financial condition and results of operations.

OUR EARNINGS HAVE BEEN AND ARE LIKELY TO CONTINUE BEING ADVERSELY AFFECTED DUE TO COMPLIANCE WITH RECENT ACCOUNTING POLICIES RELATING TO THE EXPENSING OF STOCK OPTIONS.

We are required to prepare financial statements in accordance with the Financial Accounting Standards Board's (FASB) recently issued accounting standard SFAS 123(R), "Share-Based Payment." SFAS 123(R) requires the fair value of all equity-based awards granted to employees to be recognized in financial statements beginning in the first quarter of 2006. The result is that we will be required to record an expense with respect to stock option grants, even if the exercise price of the stock options is equal to the market price of the underlying shares on the date of grant. For the year ended December 31, 2006, the adoption of SFAS 123(R) affected our results of operations by $0.9 million. We believe that the continued application of SFAS 123(R) will have a material adverse effect on our results of operations, although it will have no impact on our overall financial position or cash flows. SFAS 123(R) also requires the benefits of tax deductions in excess of recognized compensation cost to be reported as a financing cash flow, rather than as an operating cash flow as required under current literature. This requirement reduces net operating cash flows and increases net financing cash flows. The impact depends on our levels of share-based payments granted in the future, among other things. See also "Item 5 - Operating and Financial Review and Prospects - Critical Accounting Policies".

OUR PRINCIPAL SHAREHOLDERS, INCLUDING OUR EXECUTIVE OFFICERS AND DIRECTORS, ARE ABLE TO INFLUENCE MATTERS REQUIRING SHAREHOLDER APPROVAL.

As of June 20, 2007 our principal shareholders (i.e., holders of more than 10% of our issued and outstanding share capital), together with our directors and executive officers, beneficially owned approximately 54.7% of our outstanding ordinary shares (including options that are exercisable on such date or within 60 days thereafter). As a result, such shareholders together have the ability to significantly influence the election of our directors and most corporate actions, including the ability to vote against merger and acquisitions, which other shareholders of he Company may believe to be beneficial to the shareholders.

CERTAIN PROVISIONS OF OUR ARTICLES OF ASSOCIATION AND ISRAELI LAW COULD DELAY, HINDER OR PREVENT A CHANGE IN OUR CONTROL.

Our articles of association contain provisions which could make it more difficult for a third party to acquire control of us, even if that change would be beneficial to our shareholders. Specifically, our articles of association provide that our board of directors is divided into three classes, each serving a three-year term. In addition, certain provisions of the Israeli Companies Law of 1999, or the Companies Law, could also delay or otherwise make more difficult a change in our control. The provisions of the Companies Law relating to mergers and acquisitions are discussed in greater detail in "Item 10 - Additional Information".

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

OUR UNITED STATES INVESTORS COULD SUFFER ADVERSE TAX CONSEQUENCES IF WE ARE CHARACTERIZED AS A PASSIVE FOREIGN INVESTMENT COMPANY.

As more fully described in "Item 10 - Additional Information - Taxation and Government Programs", we could be characterized, for United States income tax purposes, as a passive foreign investment company ("PFIC"). Such characterization could result in adverse United States tax consequences to U.S. Holders (as defined in "Item 10 - Additional Information - Taxation and Government Programs"). Our status as a PFIC could cause, among other things, any gain recognized on the sale or disposition of our ordinary shares to be treated as ordinary income for U.S. Holders. Although we do not believe that we should have been characterized as a PFIC for any tax year through and including 2006, there can be no assurance that the United States Internal Revenue Service will agree with this conclusion. Furthermore, there can be no assurance that we will not be a PFIC in the future. For a further discussion of the consequences of our possible PFIC status, please refer to "Item 10 - Additional Information - Taxation and Government Programs".

CERTAIN BENEFITS AVAILABLE TO US FROM ISRAELI GOVERNMENT PROGRAMS MAY BE DISCONTINUED OR REDUCED AT ANY TIME, WHICH WOULD LIKELY INCREASE OUR NET RESEARCH AND DEVELOPMENT EXPENSES.

We benefit from participation by the Office of the Chief Scientist of the State of Israel (the "Chief Scientist" or "OCS") in certain of our research and development projects. To be eligible for these participations, we must continue to meet certain conditions. There can be no assurance that such participations will be continued at their current levels or otherwise. The termination or reduction of the participation of the Chief Scientist in research and development projects is likely to increase our net research and development expenses or limit or terminate certain research and development projects. In addition, our royalty payment obligation towards the OCS will continue even if we receive no additional, or reduced, grants from the Chief Scientist.

THE GRANTS WE HAVE RECEIVED FROM THE ISRAELI GOVERNMENT FOR CERTAIN RESEARCH AND DEVELOPMENT EXPENDITURES RESTRICT OUR ABILITY TO MANUFACTURE PRODUCTS AND TRANSFER TECHNOLOGIES OUTSIDE OF ISRAEL AND REQUIRE US TO SATISFY SPECIFIED CONDITIONS. IF WE FAIL TO SATISFY THESE CONDITIONS, WE MAY BE REQUIRED TO REFUND GRANTS PREVIOUSLY RECEIVED TOGETHER WITH INTEREST AND PENALTIES.

Our research and development efforts have been financed, in part, through grants that we have received from the Chief Scientist. We, therefore, must comply with the requirements of the Israeli Law for the Encouragement of Industrial Research and Development, 1984 and related regulations, or the Research Law.

Under the Research Law, the discretionary approval of an OCS committee is required for any transfer of technology or manufacturing of products developed with OCS funding. OCS approval is not required for the export of any products resulting from the research or development. There is no assurance that we would receive the required approvals for any proposed transfer. Such approvals, if granted, may be subject to the following additional restrictions:

     - we could be required to pay the OCS a portion of the consideration we receive upon any transfer of such technology to an entity that is not Israeli. Among the factors that may be taken into account by the OCS in calculating the payment amount are the scope of the support received, the royalties that were paid by us, the amount of time that elapsed between the date on which the know-how was transferred and the date on which the grants were received, as well as the sale price; and

     - the transfer of manufacturing rights could be conditioned upon an increase in the royalty rate and payment of increased aggregate royalties and payment of interest on the grant amount.

These restrictions may impair our ability to sell our company, technology assets or to outsource manufacturing outside of Israel. The restrictions will continue to apply even after we have repaid the full amount of royalties payable for the grants.

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

Accordingly, political, economic and military conditions in Israel may directly affect our business. Since the establishment of the State of Israel in 1948, a number of armed conflicts have occurred between Israel and its Arab neighbors. During the summer of 2006, Israel was engaged in an armed conflict with Hezbollah, a Lebanese Islamist Shiite militia group and political party. This conflict involved missile strikes against civilian targets in northern Israel, and negatively affected business conditions in Israel. Although Israel has entered into various agreements with Egypt, Jordan and the Palestinian Authority, there has been an increase in unrest and terrorist activity, which began in September 2000 and has continued with varying levels of severity into 2007. The election in 2006 of representatives of the Hamas movement to a majority of seats in the Palestinian Legislative Council and the tension between the different Palestinian fractions may create additional unrest and uncertainty. Furthermore, several countries, principally in the Middle East, still restrict doing business with Israel and Israeli companies, and additional countries may impose restrictions on doing business with Israel and Israeli companies if hostilities in Israel increase. Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners, or a significant downturn in the economic or financial condition of Israel, could adversely affect our operations and product development, cause our revenues to decrease and adversely affect the share price of publicly traded companies having operations in Israel, such as us.

SOME OF OUR DIRECTORS, OFFICERS AND EMPLOYEES ARE OBLIGATED TO PERFORM MILITARY RESERVE DUTY.

Generally, all non-exempt male adult citizens and permanent residents of Israel under the age of 45 (or older, for citizens with certain occupations), including some of our Israeli directors, and many of our Israeli male officers and employees are obligated to perform up to 36 days of annual reserve duty. Additionally, all such persons are subject to being called to active duty at any time under emergency circumstances. In the event of severe unrest or other conflict, individuals could be required to serve in the military for extended periods of time. In response to increases in terrorist activity, including armed conflicts, there have been periods of significant call-ups of military reservists, and recently some of our employees have been called up in connection with the recent conflict with Hezbollah described above. Although we have operated effectively under these circumstances since we began operations, no assessment can be made as to the full impact of these requirements on our workforce or business if conditions should change, and we cannot predict the effect on us of any expansion of these obligations.

THE EXERCISE OF REGISTRATION RIGHTS GRANTED TO THE TDSOFT SHAREHOLDERS AND THE SALE OF SHARES (INCLUDING SHARES UNDERLYING WARRANTS) ISSUED BY THE COMPANY TO INVESTORS MAY RESULT IN A DECREASE OF THE TRADING PRICE OF THE COMPANY'S ORDINARY SHARES.

None of the shareholders of the combined company are subject to any "lock up" arrangement with respect to their shares, and therefore all of them are free to sell their shares, subject to limitations imposed by applicable securities laws. For example, the Tdsoft shareholders may currently sell the Company shares they received pursuant to the business combination, subject to volume limitations under US federal securities laws. In addition, the Tdsoft shareholders have certain registration rights with respect to the shares issued to them at the closing of the business combination, including without limitation the right to demand until August 2013 that the Company register their shares. In addition, during 2006 the Company issued to investors an aggregate of 2,685,000 ordinary shares (constituting approximately 24% of our issued and outstanding share capital as of December 31, 2006) and warrants exercisable into an aggregate of 1,686,500 shares (constituting approximately 19% of our issued and outstanding share capital as of December 31, 2006 (assuming exercise of all such warrants)). The exercise of such registration rights and/or the sale by such investors of shares may result in an offer of a large number of shares, which may adversely affect the trading price of the Company's ordinary shares.

ITEM 4. INFORMATION ON THE COMPANY

4.A. HISTORY and DEVELOPMENT OF THE COMPANY.

Our corporate name is VocalTec Communications Ltd. for both legal and commercial purposes. VocalTec was organized under the laws of the State of Israel in 1989 and is subject to the Companies Law. In November 2005, we consummated the business combination with Tdsoft and the shareholders of Tdsoft, pursuant to which the Company acquired all of the issued and outstanding share capital of Tdsoft and as consideration issued to the Tdsoft shareholders ordinary shares that constituted, immediately following such issuance, 75% of the issued and outstanding share capital of the Company. Following consummation of the transaction, Tdsoft became a wholly owned subsidiary of the Company. Tdsoft was organized under the laws of the State of Israel in April 1994. Our principal executive offices are located at 60 Medinat HaYehudim Street, Herzliya Pituach, 46140, Israel, and the telephone number at that location is +972-9-970-3888. Our website is http://www.vocaltec.com.

We are a provider of carrier-class voice-over-IP solutions for communication service providers. We provide trunking, peering, service delivery and access gateway solutions that enable flexible deployment of next-generation networks
(NGNs). We develop, market and support advanced telecom solutions that enable the smooth migration of telephony networks from legacy networks to next generation, IP based networks and the implementation of green field next generation telecom networks. Designed for carriers, our standards based solutions handle call control, media processing, signaling and security within state-of-the-art NGN networks. Our SIP-based solutions support a variety of other protocols, including Megaco/H.248, MGCP and H.323 and incorporate key elements of the IMS/TISPAN (IP Multimedia Subsystem) architecture.

Our Essentra product line was designed to replace legacy products and simplify the deployment of NGN networks and the migration of networks to new, SIP-based networks. During 2005 and 2006, there were initial deployments and field trials of the Essentra products, including Essentra CX, EX and BAX, to new and existing customers. Tdsoft's sales of products in 2005 included the TdGATE, TdMAX and legacy products that are a range of broadband and narrowband access gateways. The TdGATE, first deployed in 2000 to support Voice over ATM, has evolved to support voice over IP, supporting Megaco/H.248, MGCP, NCS, V5.2 and GR303.

Following completion of the business combination with Tdsoft in November 2005, the combined company focused on completing the integration of the companies' operations, including product development, marketing, sales, customer support, finance and administration. After careful analysis of the companies' core strengths, management decided to focus on providing VoIP solutions for carriers, by leveraging the VocalTec brand and the combined capabilities of both VocalTec and Tdsoft under the Essentra brand and product line. In addition, management identified carriers in several geographic areas, including Russia, the Commonwealth of Independent States ("CIS"), Eastern Europe, South East Asia and Africa as the Company's targeted growth markets. As part of the post business combination integration process, management allocated substantial resources to complete the integration, enhance our brand and market recognition, further develop our Essentra products, increase our market share in the target segments and improve our operational efficiencies. In addition, substantial resources were allocated to the development of an integrated product, an Intelligent Border Gateway, which leverages the capabilities and strengths of both VocalTec and Tdsoft, and the functionality of several Essentra elements into one integrated platform. In addition, during 2006 the Company completed two financing rounds, raising an aggregate net amount of $11.6 million.

In 2006, the Company's sales increased by approximately 59%, with gross margins, excluding amortization of intangible assets increasing to over 62%, while keeping a stable level of operating expenses along the year.

During 2006, we reopened an office in Singapore.

CAPITAL EXPENDITURES: The Company's capital expenditures for fiscal 2006 were $335,000. Tdsoft's capital expenditures for fiscal years 2005 and 2004 amounted to $308,000 and $189,000, respectively. These expenditures were primarily for hardware and software. VocalTec's capital expenditures for fiscal years 2005 and 2004 amounted to $138 and $457,000, respectively. These expenditures were primarily for hardware and software.

CAPITAL EXPENDITURES CURRENTLY IN PROGRESS: During the first quarter of 2007, the Company had capital expenditures in an aggregate amount of approximately $56,000, primarily for hardware and software. The capital expenditures currently in progress are being financed by the Company through the use of internal sources. Currently, the Company has no capital divestitures in progress.

4.B. BUSINESS OVERVIEW

Over a decade after first being introduced by VocalTec, Voice over IP (VoIP) technology has recently become part of the telecom mainstream. The demand for legacy, TDM based equipment is declining and all aspects of telephony, including networking, transport, control and services, are being gradually migrated to IP and to Voice over IP (VoIP). While most incumbent carriers are planning their migration strategy from the existing circuit switched network ( which is the technology used during the last three decades), to VoIP next generation networks, new (greenfield) carriers, without legacy networks and migration considerations, are deploying new networks based solely on VoIP.

As the "first name in VoIP", we gained our experience in carrier-based VoIP solutions while deploying IP based networks using H.323 and SIP protocols for the past 10 years. For additional information, see "4.A - History and Development of the Company."

Following consummation of the business combination with Tdsoft in November 2005, we continue to develop and sell products and provide support and maintenance services to carriers and service providers that are migrating their network to NGNs, or building new VoIP networks. Our solutions provide carriers with call control and interface to legacy telephone systems, as well as peering with other NGNs. Our solutions enable carriers and service providers to reduce both capital and operating expenses and provide a platform for them to increase their revenues through the delivery of IP-based residential and enterprise voice and data services, such as long distance and peering services, Voice over Broadband and hosted Enterprise solutions (IP Centrex), thereby helping them to retain and expand their customer base.

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

THE VOCALTEC SOLUTION

We develop, market and sell a variety of carrier-grade VoIP solutions for telecommunications service providers.

We believe that our particular advantages are:

o A wide product offering and solutions that enable fast deployment of VoIP networks;

o Mediation between the core VoIP network and various other networks, supporting a variety of connections including:

     o    Peering with other VoIP networks; and

     o    Connecting to Legacy Public Switches Telephony Networks (PSTNs); and

     o    Connecting with a variety of Access equipment;

o    Strong telecom signaling and signaling conversion technology and know-how;

o Significant SIP, H248, MGCP, SS7, H.323 and V5.2 experience, resulting from deployments in a large number of carrier networks worldwide;

o Flexible deployment options enabling cost-effective entry points as well as the ability to efficiently grow the network;

o Multi-tiered service provisioning and management for hosted services, enabling carriers to offer services to non-facility based carrier;

o    Simple installation processes and ease of use and operation;

o More then ten years experience in developing and deploying VoIP products and networks.

THE ESSENTRA PRODUCT SUITE

Designed for easy integration in multi-vendor environments, VocalTec's best-of-breed solutions handle call control, media processing, signaling and security within state-of-the-art next generation networks. VocalTec's SIP-based solutions support a variety of protocols, including SIP, Megaco/H.248, MGCP,
H.323 and SS7 and incorporate key elements of the IMS/TISPAN (IP Multimedia Subsystem) architecture.

The Essentra product suite is a modular set of open and highly focused VoIP products for next generation network operators. The Essentra products can be deployed individually or in any combination of groupings in order to provide tailored and cost-effective solutions for each carrier's specific service application needs. It enables carriers to seamlessly integrate state-of-the-art network components from VocalTec and third party vendors to create best-of-breed network solutions, and allows service providers to offer VoIP interconnection services, as well as services to residential and SOHO/SME customers over any broadband access infrastructure.

Essentra is a scalable, carrier-grade SIP-based solution for carriers looking to deploy a reliable next generation network (NGN) solution. Leveraging our extensive global experience in implementing large packet tandem networks, Essentra offers high quality voice services, carrier grade reliability and maximum service flexibility. Essentra enables quick and simple deployment of VoIP networks as well as smooth migration of legacy networks to NGN, while maintaining seamless connectivity to PSTN/SS7 and VoIP networks.

VOCALTEC PRODUCT OFFERINGS

The Essentra product family includes four major elements required when implementation a VoIP network: (i) trunking; (ii) peering, (iii) services and
(iv) access.

Leveraging the products, technologies and capabilities of both VocalTec and Tdsoft under the combined company, VocalTec offers an extended product line of carrier grade VoIP products:

ESSENTRA CX MEDIA GATEWAY CONTROLLER: Essentra CX enables wholesale and retail long-distance carriers to build VoIP-based networks, with seamless connectivity to PSTN/SS7 services. This is a scalable, carrier-grade SIP-based media gateway controller.

ESSENTRA EX PEERING MANAGER: Essentra EX facilitates peering between SIP and/or
H.323 networks. It addresses carriers' requirements in the areas of protocol interworking, security and intelligent voice routing.

ESSENTRA BAX APPLICATION SERVER: Essentra BAX enables the delivery of residential and hosted enterprise VoIP services over a wide variety of broadband infrastructures. With a cost effective entry point and the capability of scaling up to large numbers of subscribers over time, it allows service providers to take advantage of evolving IP opportunities.

ESSENTRA GATE: Essentra GATE (previously known as TdGate) enables a standards-based softswitch to control VoIP subscribers connected through V5.x and GR-303 legacy access systems. Essentra GATE enables incumbent carriers to leverage their investment and installed base of legacy access infrastructure - such as Digital Loop Carriers, Wireless Local Loop, FTTx, and Cable - by integrating it into the NGN core network

Using the Essentra products, a variety of NGN network solutions may be offered, to OEMs, resellers, existing carriers and emerging operators.

The following are some examples of such solutions:

VOIP BASED WHOLESALE CARRIERS AND INTERNATIONAL LONG DISTANCE CARRIERS

The Essentra suite may be used to build/migrate a wholesale carrier network to an NGN based solution. Using the Essentra EX Peering Manager and the Essentra CX Media Gateway Controller, plus additional optional Essentra elements, a carrier grade VoIP network may be built providing the needs of such carriers. The Essentra EX allows for un-matched connectivity to other peer IP networks, providing the required protocol mediation, security and routing schemes to allow for the appropriate network termination at any given time. The Essentra CX enables such carriers to carry traffic to the PSTN using the SS7 PSTN protocol, which is commonly used for Network to Network connectivity.

VOICE OVER BROADBAND/CLASS 5 REPLACEMENT

The standards-based Essentra(R) BAX application server can be quickly and easily deployed and integrated in the service provider's network. End users connect to the service through SIP-based Integrated Access Devices (IAD), SIP Phones, soft-phones and/or SIP-enabled PDAs. The VoIP telephone service includes traditional subscriber calling features (e.g., call waiting, call forward), new IP-enabled features (e.g., conferencing, "do not disturb") as well as web-based self-provisioning tools.

SOHO, SME AND CORPORATE HOSTED SERVICES

The Essentra BAX application server supports a powerful IP Centrex service which allows the service provider to offer its enterprise customers a wide array of enterprise telephony features from a single central location. In this manner, multiple enterprise customers, whether small or large and whether local or global in nature with distributed locations, can enjoy the benefits of VoIP telephony. One numbering plan across the entire corporation and short dialing within all corporate offices create the look and feel of one single office PBX. The rich feature set and supported executive desk telephone stations offer a solution that can compete with advanced PBX services.

LEGACY PRODUCTS

In the past, both VocalTec and Tdsoft developed and marketed products that used TDM, ATM and H.323 technologies. These products were sold in the past to several carriers, who are still requiring support and maintenance services for these products. The Company's primary legacy products include:

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

     o H323 Products, including VoIP Gateways, Gatekeapers and network management solutions. VoIP Gateways includes the VocalTec GW2000 and GW480 carrier grade Gateways, providing TDM to VoIP interconnection. The VocalTec VA Gatekeeper used to manage a network of Gateways and enable routing management of such networks and the VNM network management software, used to manage the network and provide element management and OSS functions to such networks.

OTHER PRODUCTS

VocalTec plans to further develop the Essentra product line ,leveraging the combined technology and know-how of Tdsoft and VocalTec. These new Essentra versions are planned to gradually become IMS/TISPAN compatible, handling multimedia, signaling, security, QoS advanced voice routing, service mediation and overlay services.

DEPENDENCE ON CONTRACTS WITH SUPPLIERS AND CUSTOMERS

We are dependent on the following suppliers for the manufacture, supply and support of hardware and software components that are integrated into our solutions: AudioCodes Ltd. for the supply of media gateways; Dialogic for the supply of SS7 signaling software and boards, IBM for the BladeCenterT platform and blades, Axerra networks for hardware platform and modules used for Tdgate / Essentra Gate and various other suppliers for voice processing chips, DSP software, Operating System Software, SIP software, SS7 Software and other software and hardware components. If our relationship with any of these suppliers is terminated, then we will need to invest time and resources to integrate our products with the hardware and software components of alternative suppliers. See "Item 3 - Key Information - Risk Factors - We depend on third parties for the supply and quality of components required for the manufacture of our products, and any delay or disruption in the supply of these products will adversely affect our results". Notwithstanding the foregoing, our dependency on the foregoing component suppliers is less than the dependency we had on suppliers of hardware components for our traditional H.323 products, since our Essentra products are based on Linux and general-purpose IBM servers.

The Essentra Gate and Tdsoft products include software and hardware modules that were designed in-house and hardware platforms, modules and components that are purchased from other suppliers on whom we are dependent.

In addition, our dependency on Dialogic for signaling software and boards has been reduced due to the support of the standard protocol Sigtran that is used in both our Essentra CX and on Dialoic components (Sigtran is a standard-based protocol, which is also available from other signaling gateway vendors). In developing our traditional H.323 products, we supported a proprietary protocol provided by Intel (now Dialogic), which was significantly harder to replace.

We are also dependent on contracts with certain customers. See "Item 3 - Key Information - risk factors - if our relationships with our key customers are terminated, our revenues will decline and our business will be adversely affected".

MARKETING, SALES AND DISTRIBUTION

We market and distribute our products both directly and via multiple distribution channels, and our main target customers include fixed line national and international long distance carriers, competitive local exchange carriers
(CLEC), incumbent local exchange carriers (ILEC), alternative telephony carriers (which are virtual operators such as Vonage) and Internet Telephony Service Providers (ITSPs).

Since the business combination with Tdsoft, we have substantially increased our sales and marketing efforts, in order to enhance and leverage the VocalTec brand, and in order to penetrate specific geographic areas in which we believe our products can be successfully sold. Such areas include primarily Russia, CIS, South East Asia and Africa. As part of these efforts we reached agreements with a large number of local agents and distributors and in June 2006, we reopened the VocalTec office in Singapore and appointed a Vice President for Asia Pacific. These efforts resulted in new customers and increased deployments in the fourth quarter of 2006.

In addition, during 2006 we made significant efforts to establish relationships with channel partners, including resellers and other vendors, in order to leverage their market power and increase our market reach and sales. Initial sales through such channels commenced during the fourth quarter of 2006.

The sales cycles for our solutions are typically long as is common to the telecommunications market and the nature of our products and solutions. Once purchased by our end user customers, our solutions require installation in the network. After installation the system usually enters into a warranty period of three to fifteen months. We offer two maintenance and service agreements, which are renewed on an annual basis. The standard service is an 8X5 support service (i.e. during regular business hours), including fixing of errors and faulty hardware replacement. The premium service includes a 24X7 support service and versions updates.

INDUSTRY STANDARDS

We recognize that standards are important for interoperability and for providing the means for market growth. Since 1996, we have taken an active role in international standards bodies. Our strong involvement and contribution over the years led our employees to hold official positions in a number of international standards bodies, including: ITU (International Telecommunications Union), ETSI (the European Telecommunications Standards Institute), MSF Multiservice Switching Forum, the ATM Forum and IETF (the Internet Engineering Task Force).

We actively support important communications standards in our products, including IETF SIP, ITU-T H.323, SS7, V5.2, GR-303, ISDN, ELCP, MEGACO, MGCP, SIGTRAN, Radius and others, and work closely with our carrier customers and equipment manufacturers in ensuring standards are correctly and uniformly implemented. The Essentra product suite was designed to meet the IMS specifications, which is rapidly being adopted by both wireless and fixed line operators. Our prime focus is on the TISPAN IMS family of standards, as most of our customers are fixed line carriers.

COMPETITION

Our market is highly competitive and rapidly evolving, and is characterized by evolving standards, new alliances and consolidation. Since the Essentra solution combines trunking, peering, services and access elements, our competitive landscape includes providers of softswitches (class 4 and class 5), application servers and session border controllers. Our principal competitors include Huawei, Veraz, Cirpack (part of Thomson Technology), Sonus Networks Inc., Nortel, Siemens, Alcatel, Cisco systems, Italtel, Cantata andVerso as softswitch vendors; Broadsoft, NetCentrex (part of Comverse Technologies), and Sylantro as application server vendors; and AcmePacket, Nextone and Ditech as session border controller vendors.

Many of our competitors are difficult to compete with, as they are larger than we are, have stronger brand recognition, have greater long-term resources and can sustain larger price reductions for their products.

We believe that in such a rapidly changing market, key competitive factors include time to market, technology and experience, reputation, a broad base of users, strategic alliances, key reference customers, interoperability, product performance, product features and ease of use, price, customer support, distribution channels and the ability to respond quickly to emerging opportunities.

EFFECTS OF GOVERNMENTAL REGULATIONS

See "Item 10 - Additional Information - Taxation and Government Programs".

4.C. ORGANIZATIONAL STRUCTURE

We are organized under the laws of the State of Israel. Our principal operational direct and indirect wholly-owned subsidiaries and their countries of incorporation are:

o    Tdsoft Ltd. (Israel)

o    Tdsoft Communications Inc. (United States)

o    Tdsoft BV (Netherlands)

o    VocalTec Communications, Inc. (United States)

o    VocalTec Communications Deutschland GmbH (Germany)

o    VocalTec Communications Hong-Kong Limited (Hong-Kong)

o    VocalTec Communications Singapore PTE Ltd. (Singapore)

4.D. PROPERTY, PLANTS AND EQUIPMENT

Our headquarters are located in Herzliya Pituach, Israel and occupy 21,500 square feet pursuant to a lease expiring during April 2010. We currently pay a total yearly rental amount of approximately $468,000. These facilities are used for management, marketing, sales, research and development and testing.

We maintain car leases, and our total liability for early termination of the leases is approximately $48,000.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

THE FOLLOWING DISCUSSION OF OUR FINANCIAL CONDITION AND RESULTS OF OPERATIONS SHOULD BE READ IN CONJUNCTION WITH OUR CONSOLIDATED FINANCIAL STATEMENTS AND RELATED NOTES INCLUDED ELSEWHERE IN THIS ANNUAL REPORT. THIS DISCUSSION CONTAINS FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES. OUR ACTUAL RESULTS MAY DIFFER SIGNIFICANTLY FROM THOSE PROJECTED IN THE FORWARD-LOOKING STATEMENTS. FACTORS THAT MIGHT CAUSE FUTURE RESULTS TO DIFFER SIGNIFICANTLY FROM THOSE PROJECTED IN THE FORWARD-LOOKING STATEMENTS INCLUDE, BUT ARE NOT LIMITED TO, THOSE DISCUSSED BELOW AND ELSEWHERE IN THIS ANNUAL REPORT, PARTICULARLY THOSE DESCRIBED ABOVE UNDER "ITEM 3 - KEY INFORMATION - RISK FACTORS".

OVERVIEW

We are a provider of carrier-class multimedia and voice-over-IP (VoIP) solutions for communication service providers. We provide trunking, peering, service delivery and access gateway solutions that enable flexible deployment of next-generation networks (NGNs). Partnering with prominent system integrators, resellers and equipment manufacturers, we serve an installed base of leading service providers including Deutsche Telekom, and Telecom Italia San Marino. Designed for easy integration in multi-vendor and complex networks, our solutions handle call control, media processing, signaling and security within state-of-the-art NGN networks. Our SIP-based solutions support a variety of protocols, including Megaco/H.248, MGCP, H.323, V5.2 and GR-303, and incorporate key elements of the IMS/TISPAN (IP Multimedia Subsystem) architecture.

Growth in the VoIP market is being driven largely by new entrants and service providers looking to reduce operational costs and easily add new, advanced services to their offering. While there are favorable industry trends that we believe create an opportunity for us, the ultimate demand for our products will depend upon the magnitude and timing of capital spending on VoIP infrastructure by telecommunications service providers and our ability to penetrate the market with new products and win market share. We are also subject to downturns that may occur within the telecommunications equipment market, such as the downturn that occurred in 2001 through 2003 and negatively affected our revenue growth in that period.

In November 2005, VocalTec acquired all of the issued and outstanding ordinary shares of Tdsoft and as consideration issued to the Tdsoft shareholders ordinary shares of VocalTec constituting, immediately following such issuance, 75% of the issued and outstanding share capital of VocalTec. For accounting purposes, the business combination was accounted for as a reverse acquisition with Tdsoft treated as the accounting acquirer. Therefore, and in accordance with U.S. GAAP. The financial statements reflect TdSoft's financial results until the date of the business combination and the combined financial results of TdSoft and VocalTec from the date of the business combination. VocalTec acquired assets and assumed liabilities were recorded at fair value as of the date of the business combination.

REVENUES. In 2006, we had sales of $7.3 million, compared to $4.6 million in 2005. Through 2006, we generated our revenues from sales of our products and related services. Sales of products accounted for 65% of our revenues in 2006.

We expect to continue to generate revenues primarily from the sale of the Essentra family products, and to a lesser extent from sales of other products and maintenance services. As a result of the business combination with Tdsoft, we have been promoting sales of the expanded product offering to VocalTec's and Tdsoft's customers and channels. We have expanded offering and sales channels following the business combination of VocalTec and Tdsoft.

To date, we have derived a substantial portion of our revenues from a relatively small number of customers. Each of the following customers accounted for more than 10% of our revenues for the periods indicated:

                           YEAR ENDED DECEMBER 31,
                    -------------------------------------
                     2004            2005           2006
                    -----           ------         ------

Lucent                 *              18%            13%
Graybar               12%              *              *
ECI                   11%              *              *
OG Vodafone           13%             16%             *
VoIP Pty Ltd.         10%              *              *
Deutche telecom        *               *             18%

* less than 10%

Total sales to major customers representing each more than 10% of revenues accounted for 46%, 34% and 31% of our total revenues for the years ended December 31, 2004, 2005 and 2006, respectively.

Sales to our customers are generally made under short-term non-cancelable purchase orders. Although our customers may provide us with forecasts, our ability to predict revenues in any future period is limited and subject to change based on demand for our customers' equipment.

We market and sell our products worldwide. The percentages of our revenues by geographic area for the periods indicated were as follows:

                                                    YEAR ENDED DECEMBER 31,
                                                 ----------------------------
                                                  2004       2005       2006
                                                 ------     ------     ------
                                                    %          %          %

North and South America                              16         22         11
Europe and Israel                                    70         72         66
Asia Pacific ("APAC"), Africa and Middle East        14          6         23
                                                 ------     ------     ------
                                                    100%       100%       100%
                                                 ------     ------     ------

We attribute revenues to the geographic area where the customer, or its business unit that makes the purchase, is based.

COST OF SALES. Our cost of sales in 2006 was $3.1 million (including an amortization of acquired intangibles in the amount of $0.4 million), or 43% of sales, compared with $2.6 million (including an inventory write-off in the amount of $0.6 million and amortization of acquired intangibles in the amount of $0.2 million), or 56% of sales in 2005. Our cost of sales in 2006, excluding the amortization of acquired intangibles, was $2.7 million, or 38% of sales. The cost of our sales consists primarily of (i) the cost of hardware components (ii) salaries and other related expenses of our employees who are engaged in the production and support of our products and (iii) royalties paid by us to 3rd party software licenses and the Chief Scientist.

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

CRITICAL ACCOUNTING POLICIES

Our discussion and analysis of our financial condition and the results of operations is based on our consolidated financial statements that have been prepared in accordance with US GAAP. The preparation of these consolidated financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses. On an ongoing basis, we evaluate our estimates, including those related to revenue recognition, inventories and accounting for stock based compensation. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources.

We have identified below our critical accounting policies. These policies are both the most important to the portrayal of our financial condition and results of operations and require our management's most difficult, subjective and complex judgments and estimates. Actual results may differ from these estimates under different assumptions or conditions.

     REVENUE RECOGNITION: The Company generates revenues from licensing the rights to use its software products, from the sale of its systems and from providing maintenance and support services. The Company's products are sold also to resellers, who are considered end-users for the purpose of revenue recognition (except as indicated below).

Revenue from software products is recognized when all criteria outlined in SOP 97-2 are met: persuasive evidence of an arrangement exists, the product has been delivered, no significant obligation to the customer remains, the sales price is fixed or determinable and collectibility is reasonably assured. The Company does not grant a right of return to its customers.

Revenue from sale of systems is recognized upon delivery to the end-user or the reseller. Provisions for warranty are made at the time of the sale. Such revenues are recognized in accordance with Staff Accounting Bulletin No. 104 "Revenue Recognition in Financial Statements" ("SAB No. 104")

Where software arrangements involve multiple elements, revenue is allocated to each undelivered element based on vendor specific objective evidence ("VSOE") of the fair value of the undelivered element. The VSOE used by the Company to allocate the arrangement fees to support services and maintenance is based on the price charged when these elements are sold separately (upon renewal). Revenues for the delivered product are recorded based on the "residual method" presented by SOP 98-9, "Modification of SOP 97-2, Software Revenue Recognition With Resepct to Certain Transactions", whereby the reminder of the arrangement fee, after allocating revenue to undelivered elements as described above is allocated to the delivered product. Under the residual method revenue is recognized for the delivered elements when (1) there is VSOE of fair value on all the undelivered elements and (2) all revenue recognition criteria of SOP 97-2 are satisfied. Under the residual method any discount in the arrangement is allocated to the delivered element.

When an arrangement provides for acceptance of the product by the customer, revenue is not recognized until such acceptance is received.

In certain cases, when the company sells its products through resellers in new and emerging market channels for which no comparable history has been established, the Company recognizes revenues only when all obligations to the end user have been completed, provided all other revenue recognition criteria have been met.

Arrangements including training and installation services are recognized only after the services are performed.

Revenue from software maintenance and technical support contracts is recognized on a straight line basis over the term of the maintenance and support arrangement.

Engineering services are recognized as services are performed.

Deferred revenue includes unearned amounts received under the maintenance and support contracts, and amounts received from customers but not recognized as revenues.

For the sale of systems the Company records at the time of sale a provision to cover the expected costs in order to honor its warranty obligation. As of December 31, 2006 and 2005 the warranty provision amounted to $ 20 and $ 180, respectively.

     BUSINESS COMBINATIONS AND PURCHASE PRICE ALLOCATION: As a result of the business combination with Tdsoft in November 2005, our balance sheet as of December 31, 2006 includes acquired intangible assets and goodwill which totaled approximately $9,997,000 as of the balance sheet date. Business combinations are accounted for using the purchase method of accounting, under which the total purchase price is allocated to the acquired company's assets and liabilities, based on their estimated fair values, and the remainder, if any, is attributed to goodwill. The aggregate purchase price is being allocated to identifiable net assets, intangible assets other than goodwill, and to goodwill. The amounts allocated to intangible assets other than goodwill are amortized on a straight-line basis over their weighted average expected useful life.

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

     IMPAIRMENT OF GOODWILL AND OTHER INTANGIBLE ASSETS: In accordance with Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets", ("SFAS No. 142"), goodwill acquired in a business combination that closes on or after July 1, 2001 is deemed to have indefinite life and will not be amortized. SFAS No. 142 requires us to conduct an impairment review at least annually on goodwill and on an interim basis whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Factors that we may consider important which could trigger an impairment review include significant underperformance relative to historical or expected future operating results and significant negative industry or economic trends. We test for impairment at a level referred to as a reporting unit. Determining fair value involves the use of significant estimates and assumptions. These estimates and assumptions could have an impact on whether or not an impairment charge is recognized. To determine fair value, we may use a number of valuation methods including quoted market prices, discounted cash flows and revenue multipliers. As mentioned above, these approaches use estimates and assumptions including projected future cash flows, discount rate and terminal growth rate. Using different assumptions could result in different results. As we operate in an industry which is rapidly evolving and extremely competitive, it is possible that our estimates could change in the near term and there can be no assurance that future goodwill impairment review will not result in a charge to our results of operations. In 2006 and 2005, no impairment of good will was recorded. At December 31, 2006, goodwill amounted to approximately $ 7.0 million.

     Other intangible assets with definite useful lives are to be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the asset. If an asset is considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds its fair value. In the evaluation of fair value, we may use significant estimates and assumptions such as projected future cash flows which are subject to high degree of judgment. As we operate in an industry which is rapidly evolving and extremely competitive, changes in the assumptions and estimates may affect the carrying value of the intangible assets, and could result in an impairment charge to our results of operations. In 2006 and 2005, no impairment of other intangible assets was recorded. At December 31, 2006, consolidated intangible assets, other than goodwill, amounted to approximately $3.0 million.

     TAX ALLOWANCE PRACTICES: At the end of each reported period, we are required to estimate our actual current tax liabilities and make an assessment of temporary differences resulting from differing treatment of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included within our consolidated balance sheet. We must then assess the likelihood that our net deferred tax assets will be realized through future taxable income, and, to the extent we believe that realization is not likely, we must establish a valuation allowance. Management judgment is required in determining our provision for income taxes, our deferred tax assets and liabilities and any valuation allowance recorded against our net deferred tax assets. Our judgment as to the probability to realize our net deferred tax assets is largely based upon interpretations of certain tax laws and estimates and assumption. Changes in our assumptions and estimates may require us to increase (or decrease)_the valuation allowance and therefore we may be required to include an expense (or income) within the tax provision in our statement of operations.

As of December 31, 2006, VocalTec Ltd. and Tdsoft Ltd. have net operating loss carryforwards for tax purposes of approximately $ 117,000 and $ 43,000, respectively.

In July 2006, the FASB issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes, and Interpretation of FASB Statement No. 109" ("FIN 48"). FIN 48 clarifies the accounting for income taxes by prescribing the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 utilizes a two-step approach for evaluating tax positions. Recognition (step one) occurs when an enterprise concludes that a tax position, based solely on its technical merits, is more-likely-than-not to be sustained upon examination. Measurement (step two) is only addressed if step one has been satisfied (i.e. the position is more-likely-than-not to be sustained). Under step two, the tax benefit is measured as the largest amount of benefit, determined on a cumulative probability basis that is more-likely-than-not to be realized upon ultimate settlement. FIN 48 applies to all tax positions related to income taxes subject to the Financial Accounting Standard Board Statement No. 109, "Accounting for Income Taxes" ("FAS 109"). This includes tax positions considered to be "routine" as well as those with a high degree of uncertainty. FIN 48 has expanded disclosure requirements, which include a tabular roll forward of the beginning and ending aggregate unrecognized tax benefits as well as specific detail related to tax uncertainties for which it is reasonably possible the amount of unrecognized tax benefit will significantly increase or decrease within twelve months. These disclosures are required at each annual reporting period unless a significant change occurs in an interim period. FIN 48 is effective for fiscal years beginning after December 15, 2006. The cumulative effect of applying FIN 48 will be reported as an adjustment to the opening balance of retained earnings. We are currently reviewing this new standard to determine its effect, if any, on our results of operations.

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

     STOCK OPTIONS: Until December 31, 2005, we elected to follow the intrinsic value-based method prescribed by Accounting Principles Board Opinion 25, "Accounting for Stock Issued to Employees," or APB 25, and related interpretations in accounting for employee stock options rather than adopting the alternative fair value accounting provided under Statement of Financial Accounting Standards, or SFAS, No. 123, "Accounting for Stock Based Compensation." Therefore, in these years we have not recorded any compensation expense for stock options we granted to our employees where the exercise price equals the fair market value of the shares on the date of grant and the exercise price, number of shares eligible for issuance under the options and vesting period are fixed. However, where the exercise price is less than the fair market value of the shares on the date of grant, compensation expense was recognized..

     We complied with the disclosure requirements of SFAS No. 123 and SFAS No. 148, which require that we disclose our pro forma net income or loss and net income or loss per ordinary share as if we had expensed the fair value of the options. In calculating such fair value, there are certain assumptions that we use, as disclosed in Note 2 of our consolidated financial statements included elsewhere in this annual report. For purposes of this pro forma disclosure, we estimated the fair value of stock options issued to employees using the Black-Scholes option pricing model. In addition, option valuation models require the input of highly subjective assumptions, including the expected life of options and our expected share price volatility. Therefore, the estimated fair value of our employee stock options could vary significantly as a result of changes in the assumptions used.

     Effective January 1, 2006, the Company adopted FASB Statement No. 123 (revised 2004), "Share-Based Payment" ("SFAS 123(R)") , and related Securities and Exchange Commission rules included in Staff Accounting Bulletin No. 107, which requires companies to expense the fair value of employee stock options and other forms of share-based compensation. Accordingly, SFAS 123(R) eliminates the use of the intrinsic value method to account for share-based compensation transactions as provided under APB Opinion No. 25. Under SFAS 123(R), we are required to determine the appropriate fair value model to be used for valuing share-based payments, the amortization method for compensation cost and the transition method to be used at date of adoption. We currently use the Black-Scholes option-pricing model to value options for pro forma financial statement disclosure purposes. The use of a different model to value options may result in a different fair value than the use of the Black-Scholes option-pricing model. Deferred compensation is amortized to compensation expense over the vesting period of the options, generally four or five years, on a straight-line basis.

5A.  OPERATING RESULTS

YEAR ENDED DECEMBER 31, 2006 COMPARED TO YEAR ENDED DECEMBER 31, 2005

SALES

We recorded sales of $7.3 million in 2006 compared to $4.6 million in 2005 (which comprised primarily of the Tdsoft operations), an increase of 59%. The increase in sales in 2006 compared with 2005 was attributable to the inclusion of the results of operations of VocalTec, which were not included in 2005.

Product sales in 2006 were $4.7 million, an increase of 29% compared to $3.7 million in 2005 (which comprised primarily of the Tdsoft products), mainly attributable to the inclusion of VocalTec products (which were not included in 2005), offset by a decrease in sales of Tdsoft's products.

Revenues from engineering, maintenance, support and other services in 2006 were $2.5 million, an increase of 275% compared to 2005 support services revenues of $0.9 million. Services revenues increased in 2006 compared with 2005 due to the inclusion of maintenance services provided to VocalTec's customers and engineering services which were not included in the 2005 results.

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

We plan to increase our market share in the growing VoIP market. In 2006, we started selling our products in new regions, including Russia, Africa and Vietnam.

COST OF SALES

Cost of sales in 2006 was $3.1 million, or 43% of sales (including an amortization of acquired intangibles in the amount of $0.4 million), compared with $2.6 million, or 56 % of sales (including an inventory write-off in the amount of $0.6 million and amortization of acquired intangibles in the amount of $0.2 million), in 2005. The decrease in the cost of sales in percentage in 2006 compared to 2005 resulted from a write-off of $0.6 million of obsolete inventories in 2005 and of a provision for warranty of $0.2 million in 2005, reversed in 2006 due to a decrease in sales of related products, offset by an increase in amortization of acquired intangibles from $0.2 million in 2005 to $0.4 million in 2006

Cost of products was $2.2 million in 2006 compared with $1.5 million in 2005. Cost of services was $0.6 million in 2006 compared with $0.3 million in 2005. The increase in cost of products in 2006 compared to 2005 was mainly due to the increase in sales.

Cost of our sales consists primarily of the cost of hardware components, salaries and other related expenses of our employees who are engaged in the production and support of our products and royalties paid by us to licensors of software and to the Chief Scientist.

In 2006, gross margins were 57%, including amortization of acquired intangibles, or 62%, excluding amortization of acquired intangibles. In 2005, gross margins were 44%, including inventory write-off and amortization of acquired intangibles, or 62%, excluding inventory write-off and amortization of acquired intangibles.

OPERATING EXPENSES

RESEARCH AND DEVELOPMENT, NET

Research and development costs, net were $4.6 million in 2006, or 63% of sales, compared with $4.4 million, or 95% of sales, in 2005. Research and development costs, net consist principally of salaries and benefits for software and hardware engineers and sub contractors, related facilities costs and activities and expenses associated with computer, software and other equipment used in software and hardware development and testing. Research and development costs, net in 2006 included stock-based compensation amount of $248,000 due to the implementation of FASB 123 in 2006. Research and development costs, net in 2005 included a non recurring stock-based compensation amount of $522,000 which resulted from the amount of VocalTec shares issued to founders and employees of Tdsoft pursuant to the business combination being in excess of the pro rata holding percentage of such founders and employees of Tdsoft prior to the business combination. None of our software or hardware development costs have been capitalized during any of the reported periods, as the amount of software and hardware development costs eligible for capitalization at this stage has historically been insignificant. The increase in research and development costs, net, in absolute numbers in 2006 compared to 2005, resulted mainly from a decrease in the participation of the BIRD (Bi-national Industrial Research and Development) foundation in our research and development expenses.

We believe that continued investment in research and development is essential to remain competitive in the marketplace and is directly related to the timely development of new and enhanced products. Specifically, in order to bring our future products to maturity and thereafter increase sales, we are allocating significant resources to research and development activities, including outsourcing certain research and development assignments.

Our research and development efforts have been financed from internal resources and through programs sponsored by the Chief Scientist and the BIRD foundation. As a result of the acquisition of the assets owned by Cisco Systems and the assets of Be-Connected in 2001 and 2004, respectively, Tdsoft assumed the liability to pay royalties to the Chief Scientist in connection with grants received prior to the purchase of such products. Such royalties were paid during 2004, 2005 and 2006. Pursuant to the terms of the Chief Scientist royalty-bearing program, we are required to pay royalties of between 3% and 4.5% of sales of products and related services developed in any project partially funded by the Chief Scientist, up to an amount of 100% of the grant obtained. For grants received under programs approved subsequent to January 1, 1999, royalties are payable up to 100% of the grant obtained plus interest at LIBOR. Pursuant to the terms of the BIRD foundation royalty-bearing program, we are required to pay royalties of 5% of sales of products and related services developed in any project partially funded by the BIRD foundation, up to an amount of 150% of the grant obtained, depending on the year following the termination of the agreement with the BIRD foundation on which the grant is fully paid. We expect to participate only in royalty bearing programs but we cannot make any assurances that we will be awarded any future grants.

Our research and development expenses in 2006 and 2005 were net of participation from the Chief Scientist and the BIRD foundation. In 2006, participation received or accrued from the Chief Scientist and the BIRD foundation was $0.8 million compared with $1.3 million in 2005. In 2006, we paid or accrued royalties to the Chief Scientist in an aggregate amount of approximately $201,000 compared with $63,000 in 2005. Our contingent liability to the BIRD foundation amounts to approximately $770,000. Our contingent liability to the Chief Scientist amounts to approximately $19 millions.

SELLING AND MARKETING

In 2006, selling and marketing expenses were $4.1 million, or 57% of sales, compared with $2.8 million or 60% of sales in 2005. Selling and marketing expenses include salaries and benefits, sales commissions, travel expenses and related costs for our sales, marketing, and distribution personnel, reserves for potential damages to, loss of, or obsoleteness of trial systems. Selling and marketing expenses in 2006 included stock-based compensation amount of $138,000 due to the implementation of FASB 123 in 2006. Selling and marketing expenses in 2005 included a non recurring stock-based compensation amount of $13,000 which resulted from the amount of VocalTec shares issued to founders and employees of Tdsoft pursuant to the business combination being in excess of the pro rata holding percentage of such founders and employees of Tdsoft prior to the business combination. Selling and marketing expenses also include the costs of programs aimed at increasing revenue, such as advertising, trade shows and other market development programs. The increase in selling and marketing expenses in absolute numbers in 2006 compared to 2005 resulted primarily from an increase in salaries and benefits related to increase in personnel engaged in selling and marketing activities and due to amortization of the intangibles acquired in the business combination between Tdsoft and VocalTec, offset by a decrease in material use for selling and marketing activities.

GENERAL AND ADMINISTRATIVE

General and administrative expenses consist principally of salaries and benefits, outside legal, accounting and consultant fees, travel expenses and related costs for management, finance, logistics, human resources, communication, legal, information systems and administrative personnel. General and administrative expenses in 2006 included stock-based compensation amount of $554,000 due to the implementation of FASB 123 in 2006. General and administrative expenses in 2005 included a non recurring stock-based compensation amount of $268,000 which resulted from the amount of VocalTec shares issued to founders and employees of Tdsoft pursuant to the business combination being in excess of the pro rata holding percentage of such founders and employees of Tdsoft prior to the business combination. General and administrative expenses also include expenses associated with computing equipment and software used in the administration operations General and administrative expenses consist. General and administrative expenses were $2.5 million, or 34% of sales, in 2006, compared with $1.7 million, or 38% of sales, in 2005. The increase in general and administrative expenses in absolute numbers resulted primarily from an increase in salaries and benefits related to personnel engaged in general and administrative activities and to an increase in stock based compensation expenses.

OTHER INCOME (EXPENSE), NET

We had immaterial other income in 2006 and 2005.

FINANCIAL INCOME, NET

Financial income, net in 2006 consisted principally of interest income received in connection with our bank deposits, bank charges and currency differences between the NIS and US dollar. In 2006, financial income, net was $32,000 - less than 1% of sales, compared to $0.2 million, or 4% of sales, in 2005.

TAXES ON INCOME, TAX REFUNDS AND TAX BENEFITS

In 2006, Vocaltec and Tdsoft had two and four, respectively, Approved Enterprise programs under the Law for the Encouragement of Capital Investments, 1959, respectively. Such programs are eligible for certain tax benefits for the first several years in which they generate taxable income. Income derived from an Approved Enterprise is subject to a zero tax rate for two years and up to an additional eight years of reduced corporate tax rate of 25% until the earlier of
(i) seven to ten consecutive years, commencing in the year in which the specific Approved Enterprise first generates taxable income (which income is not offset by deductions attributable to the other sources), (ii) twelve years from commencement of production or (iii) fourteen years from the date of approval of the Approved Enterprise status. Some of our production and development facilities have been granted Approved Enterprise status. To date, neither of our Approved Enterprise programs has generated any taxable income.

As of December 31, 2006, we had net operating loss carryforwards in Israel of approximately $160 million ($117 million allocated to VocalTec and $43 million allocated to Tdsoft), and an aggregate net operating loss carryforwards in the U.S. of approximately $8.5 million. These net operating losses may be carried forward and offset against future taxable income under applicable tax laws. Tax benefits, which apply to us under Israeli law, do not apply to any income generated by any of our other subsidiaries.

NET INCOME (LOSS)

Net loss in 2006 was $7.0 million, representing 96% of sales, compared with a net loss of $6.6 million, representing 144% of sales in 2005.

Our financial statements are reported in dollars and the vast majority of our sales are made in U.S. dollars. Most of our expenses are in New Israeli Shekels
(NIS) and dollars. The cost of our operations in Israel, as expressed in dollars, is influenced by the extent to which any increase/decrease in the rate of inflation in Israel is not offset by the appreciation/depreciation of the NIS in relation to the dollar. In 2006, the rate of inflation in Israel was -0.1% and the rate of depreciation of the NIS in relation to the dollar was -8.2%.

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

OPERATING EXPENSES

RESEARCH AND DEVELOPMENT, NET

Research and development costs, net were $4.4 million in 2005, or 95% of sales, compared with $5.5 million, or 132% of sales, in 2004. Research and development costs, net in 2005 included a non recurring stock-based compensation amount of $522,000 which resulted from the amount of VocalTec shares issued to founders and employees of Tdsoft pursuant to the business combination being in excess of the pro rata holding percentage of such founders and employees of Tdsoft prior to the business combination. The decrease in research and development costs, net, both in absolute numbers and as a percentage of sales in 2005 compared to 2004, resulted from participation of the Chief Scientist and the BIRD (Bi-national Industrial Research and Development) foundation in our research and development expenses.

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

SELLING AND MARKETING

In 2005, selling and marketing expenses were $2.8 million, or 60% of sales, compared with $1.9 million or 46% of sales in 2004. Selling and marketing expenses in 2005 included a non recurring stock-based compensation amount of $13,000 which resulted from the amount of VocalTec shares issued to founders and employees of Tdsoft pursuant to the business combination being in excess of the pro rata holding percentage of such founders and employees of Tdsoft prior to the business combination. The increase in selling and marketing expenses both in absolute numbers and as a percentage of sales in 2005 compared to 2004 resulted from an increase in salaries and benefits and in travel expenses, both related to an increase in personnel engaged in selling and marketing activities, and from the write-off of obsolete trial systems.

GENERAL AND ADMINISTRATIVE

General and administrative expenses in 2005 included a non recurring stock-based compensation amount of $268,000 which resulted from the amount of VocalTec shares issued to founders and employees of Tdsoft pursuant to the business combination being in excess of the pro rata holding percentage of such founders and employees of Tdsoft prior to the business combination. General and administrative expenses were $1.7 million, or 38% of sales, in 2005, compared with $0.8 million, or 19% of sales, in 2004. The increase in general and administrative expenses both in absolute numbers and as a percentage of sales resulted primarily from the inclusion of VocalTec's general and administrative expenses during December 2005 and increases in provisions related to social benefits and outside legal, accounting and consulting fees.

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

5B.  LIQUIDITY AND CAPITAL RESOURCES

During the past three years, we covered our cash flow requirements from operating revenues , cash proceeds from the issuance of shares and warrants to investors, and grants from the Chief Scientist and the BIRD foundation.

As of December 31, 2006, we had approximately $9.0 million in cash, cash equivalents and bank deposits, comprised of $6.0 million in cash and cash equivalents and $3.0 million in bank deposits. As of December 31, 2005, we had approximately $5.1 million in cash and cash equivalents, which excluded $0.2 million in restricted cash.

As of December 31, 2006, we had working capital of approximately $8.2 million, compared with $0.9 million as of December 31, 2005. The net increase in working capital during 2006 resulted primarily from cash received from the issuance of shares to investors and a decrease in trade payables and other accrued expenses.

On November 27, 2006, we received and accepted orders from Israeli institutional investors for a private placement of 1,750,000 ordinary shares at a price of $4.3 per share. As part of the offering, the Company issued to the investors warrants exercisable during a period ending on June 30, 2011 into 1,312,500 additional ordinary shares and warrants for 87,500 additional ordinary shares as a finder's fee, at an exercise price per share of $5.5.

In May 2006, we consummated a private placement with various US investors, pursuant to which we issued to such investors an aggregate of 935,000 ordinary shares for an aggregate purchase price of $5.1 million, or $5.5 per ordinary share (our net proceeds were $4.7 million). We also issued to the investors warrants to purchase up to an aggregate of 374,000 ordinary shares and warrants for 50,050 additional ordinary shares as a finder's fee, at an exercise price of $7.9 per share. The warrants became exercisable on November 24, 2006 and will remain exercisable until May 24, 2011. During December 2006, we agreed to reduce the exercise price of the warrants issued in the foregoing private placement to $6.87 per share.

In July 2005, VocalTec received a loan in the amount of $1,000,000 from Deutsche Telekom, then a holder of approximately 15.3% of VocalTec's issued and outstanding obligation. The Company paid back the loan and all interest accrued thereon (at an annual rate of 7.05%) in July 2006.

Net cash used in operating activities was $7.4 million, $4.8 million and $4.5 million for the years ended December 31, 2006, 2005 and 2004, respectively. The principal use of cash in each of these years was to fund our operations.

Net cash provided by (used in) investing activities was $(2.5) million, $0.5 million and $(0.1) million for the years ended December 31, 2006, 2005 and 2004, respectively. Cash used for purchase of equipment was $0.3 million, $0.3 million and $0.2 million for 2006, 2005 and 2004, respectively. Proceeds from the sale of equipment were $26,000, $0.1 million and $0.2 million for 2006, 2005 and 2004, respectively. Cash provided by the business combination in 2005 was $0.7 million. Investment in short term deposit in 2006 was $3.0 million. Net cash generated by financing activities in 2006 from exercise of stock options by employees was $0.2 million. Net cash from issuance of shares in 2006 was $11.6 million.

We anticipate that operating expenses may exceed revenues, net of cost of sales in 2007 and possibly beyond if we do not sufficiently increase sales and reduce our costs. We believe that current cash and cash equivalents balances, cash flows from operations and grants from the Chief Scientist are sufficient to meet our anticipated cash needs for working capital and capital expenditures for at least the next 12 months.

If our revenues do not increase substantially, whether due to a failure to increase the market share for our products, evolving industry standards and rapid technological changes that could result in our products being no longer in demand, the reduction in our product prices, slower pace of expansion or voice over IP penetration, or our failure to retain our customers, we will need to reduce our operating expenses or use more of our cash reserves to fund operating expenses. Similarly, in the event that the amounts we receive from research and development grants decline, we will need to reduce operating expenses or utilize more of our cash reserves for our operations. If such measures are insufficient, we may attempt to establish lines of credit or sell additional equity or debt securities.

Capital expenditures in 2006 were approximately $335,000, compared with $308,000 in 2005 and $189,000 in 2004.

We maintained annual car leases in the amount of approximately $470,000 in 2006, and our total liability for early termination of the leases is in the amount of up to approximately $48,000.

INVENTORY AND RECEIVABLES

Inventories as of December 31, 2006 were $1.1 million, compared to $1.0 million as of December 31, 2005.

Trade receivables are from purchases of our products, primarily by telecommunications System Integrators, Resellers and service providers. Trade receivables are presented at gross value less reserves for doubtful accounts of $120,000 and $50,000 as of December 31, 2006 and 2005, respectively. Trade receivables, net, as of December 31, 2006 were $1.4 million, compared to trade receivable, net of $0.6 million as of December 31, 2005. The increase in trade receivable, net resulted from an increase in sales.

Prepaid expenses and other receivables were $0.8 million as of December 31, 2006, compared with $1.4 million as of December 31, 2005. The decrease in 2006 was mainly due to the payment by the Chief Scientist of the receivable outstanding as of December 31, 2005, partially offset by a receivable relating to a new plan approved by the Chief Scientist for 2006.

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

Generally, we enter into non-disclosure and invention assignment agreements with our employees, and into non-disclosure agreements with our consultants, subcontractors and distributors and channel partners. However, there can be no assurance that such measures will protect our proprietary technology, that competitors will not develop products with features based upon, or otherwise similar to, our products or that we will be able to enjoin competitors from selling similar products.

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

VocalTec, Essentra, Internet Phone Surf&Call, TdSOFT, TdGATE and TdVIEW are trademarks or registered trademarks of VocalTec and its fully owned subsidiaries. All other trademarks or registered trademarks used in this Annual Report are the property of their respective owners.

RESEARCH AND DEVELOPMENT

We believe that our ability to enhance our current products, develop and introduce new products on a timely basis, maintain technological competitiveness and meet customer requirements is essential to our future success. Accordingly, we devote and intend to continue to devote a significant portion of our personnel and financial resources to research and development. We also intend to continue seeking and maintaining close relationships with our customers in order to remain responsive to their needs. We have an educated and experienced research and development team that specializes in telecommunications and networking, computer and networking software, server and embedded software, hardware integration and communications protocols and drivers. We seek to employ highly qualified technical personnel in order to maintain and expand our technological expertise.

The Company may engage in the future in joint research and development projects with third parties. The ownership of any intellectual or other proprietary property developed in such projects shall be negotiated between the Company and the relevant third party. During 2005, Tdsoft and Nuera commenced developing, as part of a joint project, certain hardware and software of a VoIP gateway platform. Following completion of the project, each of Tdsoft and Nuera could add its application software on top of the platform, to further develop it into a generally available product, targeting various gateway applications. Both companies have full ownership rights with respect to the platform, including intellectual property, manufacturing and marketing rights.

In connection with that project, Tdsoft has been engaged by Nuera to develop certain application software that will integrate with the platform. The intellectual property rights of this application software shall be owned solely by Nuera. That project was terminated in mid 2006 after the acquisition of Nuera by AudioCodes.

See "Item 5 - Operating and Financial Review and Prospects - Operating Results - Research and development costs, net".

5D.  TREND INFORMATION

We believe that our business is subject to the following trends:

TRENDS IN THE COMMUNICATIONS INDUSTRY

Service providers worldwide are facing an increasing array of challenges given the ongoing regulatory changes and technological advances in the communications industry. Global deregulation is promoting competition to incumbent service providers from both new entrants and operators in adjacent industries, such as wireless, satellite, Internet and cable television service providers. At the same time, end user demands are rapidly evolving. While in the past, communications traffic consisted primarily of traditional voice communications and basic data traffic, such as email and facsimiles, in recent years , with the wide acceptance of the Internet and broadband infrastructure, end users are increasingly seeking fast, personalized, content-rich, easy-to-use communications and are relying on these applications in both their professional and personal lives. Accordingly, this trend is increasing demand for high-speed access services, including voice, video, data and wireless.

The combination of competitive pressures and end user demands is placing pressure on service providers to add new services to their existing offerings quickly, with the flexibility to continue to add functionality and to scale as needed. Many new and incumbent service providers presently offer a bundle of voice, video and data services to end users, often referred to as "triple-play, or "multi-play"." For example, these services may include both traditional and enhanced voice services, broadcast television and on-demand video, and high-speed Internet access delivered over a converged broadband connection to the home or office. Operators also are increasingly adding wireless to the triple-play bundle, referred to as "quad-play," which has contributed to consolidation in the service provider market. The bundling of services enables service providers to generate new sources of revenue and enhance customer relationships.

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

The access network is located between the core network and the customer premise and is integral to the aggregation and distribution of network services and to the creation of new services. Service providers have begun to spend a greater proportion of their capital budgets on the development of their access networks to enable deployment of new services with ever-increasing bandwidth requirements, such as video or bundled services. To complement the investments previously made in the core network and to combine voice, video and data over a common network, service providers are increasingly seeking to upgrade access networks to emerging IP standards. Increasingly, the use of IP as a transport technology to combine voice, video and data over a common network is emerging as the principal network architecture for service providers. The access networks, better known as the "last mile", have been the most significant factor in the limitation of competition in the local telephony exchange business. In an effort to overcome this barrier, incumbent carriers were forced by law to agree to rent unbundled network elements to competitive carriers. This had a limited success in opening up the local telecom market for competition. Wireless technologies provided an alternative low cost method of offering last mile services. The demand for broadband connectivity to the Internet and the cable competition led incumbent local exchange carriers to offer broadband over copper to the residential market. This was offered using ADSL technology. The fast deployment of ADSL opened up an opportunity for alternative carriers to offer voice over this broadband connection, bypassing the need for any permission from the provider of the ADSL service. This is a very significant factor in the ability to offer Essentra BAX as a service delivery platform, for providing Class 5 Voice over Broadband (VoBB) services. Various market research firms estimate that in 2010 approximately 20% of all wire line telephone lines will implement Voice over Broadband (VoBB) technology.

CONVERGENCE OF VOICE AND DATA: The maturing VoIP technology and the advantages of an IP network, not is leading to the convergence of the two - data and voice networks - and the offering of a mix of data and voice services over a single packet based IP network. This trend is expected to change telephony network deployment and operation by removing all territorial/localized networks and the localization aspect of the telephone number and possibly even replacing traditional telephone numbers with an alternative personal ID. Converged networks will reduce (according to various estimates - by 60%) the cost of deployment of telephony switching equipment. Converged networks will also reduce the cost of operation as the same packet-based network will serve voice and data. Soft-switch technology is at the heart of this evolution. The soft-switch will not only replace the legacy TDM switch, but it will no longer be an integral part of each and every neighborhood. Fewer high capacity soft switches will serve larger populations. The physical location of the soft switch will not be related to the subscribers that it will serve. Massive efforts and large projects are planned by most telephony service providers, which will result in over 390 million telephony lines connected to soft switches by 2010 (according to a 2006 Frost & Sullivan report). Essentra product family aims at this market, which is expected to grow by an annual average of 33% in the coming years.

WIRE LINE AND MOBILE CONVERGENCE: A new network architecture has been defined by the Internet Multimedia Subsystem (IMS), a mobile standards committee. This will be the network architecture for the mobile third generation migration to packetized voice. The unique abilities of IMS to offer fast implementations of new services and the comfortable handling of access networks led the industry to consider the adoption of IMS for the wire line business, especially for VoIP technology to be used as an access network. In few years, we expect to start experiencing IMS offering Fixed-Mobile Convergence (FMC), where the same handset will be used in both networks and offer identical services to the consumer. This will be the final step in convergence of all multimedia fixed and mobile networks, offering a single service platform to all terminals, being either a computer, a PDA, a wire line phone or a mobile phone. Essentra architecture has followed the guidelines of IMS, and more adjustments will be needed as implementation of IMS commences.

INCREASING NEED FOR VOIP INTERCONNECTION: With the dramatic rise in Broadband infrastructure and access throughout the world, service providers and end user demand for VoIP is growing rapidly. Established global telecommunications service providers such as British Telecom, AT&T and KDDI are joining new entrants such as Skype and Vonage, as well as cable operators such as Comcast and Cablevision in offering IP telephony services. Currently, there are over 1,600 VoIP providers operating throughout the world. Some offer stand-alone telephony service, while others bundle VoIP with Internet access and video service for a full triple play suite.

With this tremendous growth come a variety of challenges for carriers and service providers as they either build out their networks or migrate from legacy TDM technology to an IP-based infrastructure.

Traditional fixed-line service providers are not the only ones migrating to IP, several leading mobile operators have announced plans to convert to an IP-based infrastructure in the coming years. The growing implementation of IP communications, coupled with the emerging fixed-mobile convergence over IP and the migration from TDM to ATM and IP-based networks, are driving the need for more sophisticated infrastructure solutions that can facilitate smooth deployments and transitions.

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

CONSOLIDATION: In recent years, we have witnessed a consolidation in our industry. Large service providers are acquiring other service providers, and large equipment vendors are acquiring smaller vendors, in order to leverage the benefits of synergies, size and to provide their customers with a complete solution. The new VocalTec is the result of a merger with Tdsoft. We expect such trend to continue in the near future.

OTHER TRENDS: In addition to the foregoing, we have identified the following trends:

     (i) VoIP networks have emerged in many business segments, in both the carrier and the enterprise market. Due to reasons such as security, protocol variance and other reasons, these networks are still not linked to each other using native IP. This has created an opportunity, which the Company is planning to leverage using the Essentra EX Peering Manager and derivatives of that product, to provide products that meet the need to connect these islands;

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

5F.  TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

Contractual Obligations          Payment Due by Period (in thousands of dollars)
------------------------        ------------------------------------------------
                                                                           More
                                           Less than                       than
                                 Total      1 Year  1-3 Years  3-5 years 5 Years
                                -------     ------    ------    ------    ------

Contractual obligations
Short term debt obligations           -          -         -         -         -
Operating Lease Obligations       1,468        415       936       117         -
Other Long Term Liabilities
Reflected on the Registrant's
Balance Sheet under U.S. GAAP     1,938*       217         -         -     1,721
Total                             3,406        632       936       117     1,721

* As of December 31, 2006 we had 1,277 in severance pay funds to cover such liabilities.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A. DIRECTORS AND SENIOR MANAGEMENT

The following sets forth certain information regarding our directors and executive officers:

    NAME                     POSITION
    ----                     --------

    Joseph Albagli (1)       Director, President and Chief Executive Officer
    Ilan Rosen (1)           Chairman of the Board of Directors
    Robert Wadsworth         Director
    Joseph Atsmon (1)(2)     Director
    Michal Even-Chen (2)     External Director
    Lior Bregman             Director
    Yoseph Dauber (1)(2)     External Director
    Eli Gendler              Chief Financial Officer

Set forth below is a biographical summary of the business experience of each of the Directors and executive officers named above:

JOSEPH ALBAGLI was appointed as a director and as the Company's President and Chief Executive Officer in November 2005 (following and pursuant to the business combination). Mr. Albagli is a co-founder of Tdsoft and has served as its President, Chief Executive Officer and as a director since Tdsoft was founded in 1994. Mr. Albagli has over two decades of technical and management experience gained prior to founding Tdsoft at Tadiran Telecommunications, the Israeli Aircraft Industries and the Israel Defense Forces. He received a diploma in Practical Electronics Engineering from Bosmat, Haifa in 1972, a B.Sc. (cum laude) in Civil Engineering from the Technion - Israel Institute of Technology in 1980, and a diploma in Computer Science from the Tel Aviv University in 1989.

----------

(1)  Member of the Compensation Committee

(2)  Member of the Audit Committee

ILAN ROSEN was appointed as Chairman of the Board of Directors in November 2005 (following and pursuant to the business combination). He has been a member of the board of directors of Tdsoft since 1997, and has served as Chairman of Tdsoft's board of directors since 1997. Mr. Rosen has served as a special advisor to HarbourVest Partners LLC since March 2003 and is an observer on the board of directors of Telrad Networks Ltd. and PacketLight Networks Ltd. Between 1989 and 1993, Mr. Rosen served on various boards of directors as a Business Manager at Polar Investments Ltd., an investment company of Bank Hapoalim Ltd. From 1993 to 1996, he served as President of Adsha Development & Investments Ltd., an Israeli investment company that was listed on the Tel Aviv Stock Exchange, and in that capacity served on various boards of directors. From November 1996 through January 2004, Mr. Rosen served as Vice President of Teledata Networks (formerly ADC Telecommunications, Israel and prior thereto Teledata Communications Ltd.) and in that capacity, in addition to serving as a board member of Tdsoft, Mr. Rosen served on the board of directors of each of G-Connect Ltd., VManage Ltd., Mind CTI Ltd. and various other companies. In early 2000, ADC Telecommunications Inc. launched a project in the name of ADC Ventures, and Mr. Rosen served as the Managing Director of this project in Israel. Mr. Rosen received a B.Sc. (cum laude) in mechanical engineering from Tel Aviv University in 1979, and an M.B.A. from Tel Aviv University in 1986.

ROBERT M. WADSWORTH was appointed as a director in November 2005 (following and pursuant to the business combination). He is Managing Director of HarbourVest Partners, LLC. Mr. Wadsworth oversees many of HarbourVest's investment activities in both the industrial and information technology sectors. He is currently a director of Network Engines, Inc. and Trintech Group PLC, which are both public companies. He is also a director of Akibia, AWS Convergence (Weatherbug), Kinaxis, Loxam and several other U.S. and non-U.S. private companies. His prior experience includes management consulting with Booz, Allen & Hamilton, where he specialized in the areas of operations strategy and manufacturing productivity. Mr. Wadsworth received a B.S. (magna cum laude) in Systems Engineering and Computer Science from the University of Virginia in 1982 and an MBA (with distinction) from Harvard Business School in 1986.

JOSEPH ATSMON was appointed as a director in November 2005 (following and pursuant to the business combination). He currently serves as Vice-Chairman of the board of directors of NICE Systems Ltd. and as a director of Ceragon Networks and Radvision Ltd. From 1995 until 2000, Mr. Atsmon served as Chief Executive Officer of Teledata Communications Ltd., a public company acquired by ADC Telecommunications Inc. in 1998. Prior thereto, Mr. Atsmon had a twenty-year career with Tadiran Ltd. In his last role at Tadiran Ltd., Mr. Atsmon served as Corporate VP - Business Development. Prior thereto, he served as president of various military communications divisions. Mr. Atsmon received a B.Sc. in Electrical Engineering, suma cum laude, from the Technion, Israel Institute of Technology in 1975.

MICHAL EVEN-CHEN has served as a director since November 2004. Until the end of 2003, she served as Vice President - Business Development of Bezeq Ltd., Israel's national telecommunications company, and was also the driving force and executor on Bezeq's part of the creation of the venture capital fund Stage-One. Subsequently, Ms. Even-Chen served for two years as Chairwoman of the fund's Investment Committee. She also represented Bezeq on the Investment Committee of Eurofund, a fund managed by Federman Enterprises. Prior to her positions at Bezeq, Ms. Even-Chen was Vice President of Marketing for 012 Golden Lines, a telecom and Internet provider. Ms. Even-Chen previously held the position of Head of Strategy Department at Bezeq Ltd., and prior thereto worked in the Budget Department of the Ministry of Finance of the State of Israel, supervising Water and Sewage divisions. Ms. Even-Chen qualifies as an External Director under the Companies Law. Ms. Even-Chen holds a BA in economics and international relations from the Hebrew University of Jerusalem.

LIOR BREGMAN served from 1988 to 2001 as a Managing Director with CIBC/Oppenheimer. Mr. Bregman was involved in the development of CIBC/Oppenheimer's high technology effort, with responsibility for its telecommunication equipment research effort in general, and the wireless communication area in particular, as well as its research on defense and Israeli companies. Until 2001, Mr. Bregman was also a partner in Genesis I, an Israeli-based venture capital fund, and also served on the investment committee of Genesis II. Prior to joining CIBC/Oppenheimer, Mr. Bregman served as a research analyst at Hambrecht & Quist. Mr. Bregman is currently a director of ViryaNet Ltd. Mr. Bregman holds a BA from the Hebrew University of Jerusalem and an MBA from Stanford University.

YOSEPH DAUBER has served as a director of NICE Systems Ltd. since April 2002. Mr. Dauber has served in various senior positions at Bank Hapoalim since 1973. Until June 2002, he was Deputy Chairman of the Board of Management and joint Managing Director of Bank Hapoalim and was responsible for the commercial division of the bank. Between 1994 and 1996 and until June 2002, Mr. Dauber served as Chairman of Poalim American Express and of the Isracard Group. From 2002 to 2003, he served as Chairman of the Israel Maritime Bank Ltd. He currently serves as a director of Bank Hapoalim. He also serves as a director of Clal Insurance Holding Ltd., Vita Pri Galil Ltd., Lodzia Rotex Ltd., Afcon Industries Ltd. and Orbit Alchut Technologies Ltd. Mr. Dauber holds a Bachelor's degree in Economics and Statistics from the Hebrew University in Jerusalem and a Masters degree in Law from Bar Ilan University. Mr. Dauber qualifies as an External Director under the Companies Law.

ELI GENDLER joined VocalTec in June 2006. Prior to joining VocalTec, Mr. Gendler held a number of key positions, including Chief Financial Officer at each of (i) Zone IP Ltd. (formerly Ki-Bi Mobile Technologies Ltd.), currently engaged in the development of Video Over IP products listed on the AIM in London, (ii) Cimatron Ltd., a developer of software tools listed on NASDAQ, and (iii) IFN, Israel File Net, listed on the Tel-Aviv Stock Exchange. Mr. Gendler holds a B.A. in Accounting and Economics from the Tel-Aviv University and a Masters degree in Law from Bar-Ilan University.

6.B. COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

The aggregate compensation paid to VocalTec's directors and executive officers as a group during the fiscal year ended December 31, 2006 was approximately $0.75 million in salaries, directors' fees and bonuses (including bonuses in the aggregate amount of $65,000 for 2005). No additional amounts were set aside or accrued by the Company or its subsidiaries in 2006 to provide pension retirement or similar benefits to the directors and executive officers.

During the fiscal year ended December 31, 2006, 15,385 options were granted to each of Lior Bregman and Yoseph Dauber, at an exercise price per share of $5.93.

6.C. BOARD PRACTICES

The period during which our directors and senior management have each served in their respective offices is set forth in "Item 6 - Directors, Senior Management and Employees - Directors and Senior Management". There is no date of expiration of the current term of office of any of the senior management members. The expiration date of the terms of office of our directors are as follows: (a) Ilan Rosen and Joseph Atsmon - at the annual shareholders meeting in 2008 (at which time each of them may be re-appointed as a director); (b) Michal Even-Chen, who was elected as an external director in November 2004, will serve in such position for three years and may then be appointed for an additional three-year term as an external director; (c) Joseph Albagli and Robert Wadsworth - at the annual shareholders meeting to be held in 2009 (at which time each of them may be re-appointed as a director); (d) Yoseph Dauber, who was elected as an external director in August 2006, will serve in such position for three years and may then be appointed for an additional three-year term as an external director; and (e) Lior Bregman at the annual shareholders meeting to be held in 2007 (at which time he may be re-appointed as a director).

There are no service contracts between us or any of our subsidiaries and our directors in their capacity as directors providing for benefits upon termination of employment, except for the termination provisions included in the employment agreement of Joseph Albagli, our President and Chief Executive Officer, which provide for: (i) the vesting acceleration with respect to a portion of the options granted to him and (ii) his entitlement, in addition to payment received during the 90-day notice period, to severance pay and to an amount equal to his then Basic Salary (as such term is defined in his employment agreement) and the benefits payable to him under the employment agreement, multiplied by six. In addition, Mr. Albagli may exercise his options to purchase shares of the Company during the eighteen-month period following termination of his employment.

In November 2005, we entered into new indemnification agreements with our directors at such time, in which the Company undertook to indemnify the directors for the matters and in the circumstances described in such indemnification agreements, in an aggregate amount of up to $4 million, provided that if such amount is insufficient to cover all amounts to which such persons are entitled pursuant to such undertaking of the Company, such amount shall be allocated among the indemnified persons pro rata to the amounts to which they are so entitled. During 2007, we entered into similar indemnification agreements with Messrs. Yoseph Dauber and Lior Bregman, who were elected as directors in August 2006, which agreements are subject to approval of our shareholders. All the indemnification agreements provide protection against personal liability due to an act performed or failure to act in the capacity as a director or officer.

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

Our audit committee is comprised of Joseph Atsmon, Yoseph Dauber and Michal Even-Chen. We believe that Mr. Atsmon and Mr. Dauber qualify as audit committee financial experts (as such term is defined under the US Securities Exchange Act of 1934 (the "Exchange Act")), and that all three directors qualify as independent directors (as such term is defined under the Nasdaq rules). The purpose of the audit committee is to provide assistance to the Board of Directors in fulfilling its legal and fiduciary obligations with respect to matters involving the accounting, auditing, financial reporting and internal control functions of VocalTec and its subsidiaries as well as complying with the legal requirements under Israeli law and the Sarbanes-Oxley Act of 2002. The following are examples of functions within the authority of the audit committee:

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

In addition, the approval of the audit committee is required to effect specified actions and transactions with office holders, controlling shareholders and third parties in which an office holder or controlling shareholder has a personal interest (as such term is interpreted under Israeli law).

An audit committee may not approve an action or a transaction with an office holder or a controlling shareholder or an entity in which either of them has a personal interest unless at the time of approval the two external directors are serving as members of the audit committee and at least one of the external directors is present at the meeting in which an approval is granted.

Our audit committee convenes at least once per quarter to review the Company's quarterly financial results, and as necessary to resolve issues that are in the scope of responsibility of the committee.

Our compensation committee is comprised of Joseph Albagli, Yoseph Dauber, Joseph Atsmon and Ilan Rosen, and meets several times per year regarding option grants and general compensation issues relating to our employees.

6.D. EMPLOYEES

As of December 31, 2006, we employed 72 full time employees and 3 part-time employees, of which 39 were employed in research and development, 21 were employed in sales and marketing, 11 were employed in general and administrative, and 4 were employed in operations. Of these employees, 73 were based in our facilities in Israel, 1 in Singapore and 1 in Europe.

We believe that our relations with our employees are good. Neither our employees nor we are parties to any collective bargaining agreements, except for provisions of such agreements that are applicable to the industry in which the Company is engaged by virtue of extension orders issued under applicable Israeli laws.

6.E. SHARE OWNERSHIP

As of June 20, 2007, each of the individuals listed in "Item 6 - Directors, Senior Management and Employees - Directors and Senior Management" (other than Mr. Joseph Albagli) beneficially owned less than 1% of our ordinary shares, and each such person's individual share ownership has not been previously disclosed to shareholders or otherwise made public.

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

The Company's shareholders approved at the extraordinary general meeting of shareholders held on April 11, 2007, an annual increase of the number of ordinary shares underlying the Company's 2003 Amended Master Stock Option Plan by such number of ordinary shares that shall equal 3% of the issued and outstanding share capital of the Company, on a fully diluted basis, at the time of the relevant increase, starting in 2008 (each such increase to be effected immediately following the annual general meeting of the Company's shareholders in the relevant year). Such 3% increase, will replace, commencing in 2008, the annual increase of 180,000 shares that was approved by the Company's shareholders at the annual general meeting held on August 21, 2006 (which is in effect for 2007).

The exercise price per share is determined by the Board, or the Compensation Committee, and is usually granted at the approximate fair market value of the shares on the date of grant, as determined by the closing price of our ordinary shares as reported by Nasdaq on the business day prior to the date of grant.

Each stock option agreement specifies the date and period over which the option becomes exercisable. Options granted by us to employees generally vest over a period of four years, either in equal quarterly installments of 6.25% of the option shares, starting three months after the date of grant, or 25% of the option shares are vested one year following option grant, and the remaining 75% vest in equal quarterly installments of 6.25% over the remaining three years. Vesting of options granted to employees is conditional upon the grantee remaining continuously employed by VocalTec or its subsidiaries.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A. MAJOR SHAREHOLDERS

The following table sets forth, as of June 20, 2007, the number of our ordinary shares, which constitute our only voting securities, beneficially owned by (i) all shareholders known to us to own more than five percent (5%) of our outstanding ordinary shares, and (ii) all of our directors and executive officers as a group.

                                                                               ORDINARY SHARES BENEFICIALLY OWNED
                                                                               ----------------------------------
NAME AND ADDRESS                                                                       NUMBER     PERCENT
----------------                                                                       ------     -------
Cisco Systems International BV (1)                                                   1,673,549    22.69%
HarbourVest International Private Equity Partners III - Direct Fund L.P. (1) (2)     1,218,444    16.32%
Various entities affiliated with LibertyView Capital (3).                              990,899    13.01%
Various entities affiliated with Apex (4)                                              630,000     8.24%
Various entities affiliated with Excellence Nessuah (5)                                420,000     5.56%
The Israeli Aircraft Industries Workers' Provident Fund (5)                            420,000     5.56%
Provident Funds of the First International Bank of Israel Ltd. (5)                     412,917     5.46%
Officers and directors as a group (8 persons) (6)                                      422,274     5.59%

(1) These shareholders are parties to a shareholders agreement dated December 7, 2005, to which certain other shareholders of the Company are parties, and pursuant to which the parties to such agreement have agreed to vote their Company shares for the voting of certain persons as directors of the Company. As a result, the shareholders that are parties to such agreement may be deemed to constitute a "group" pursuant to Rule 13d-5 of the Exchange Act. Each of these shareholders disclaims any beneficial ownership of the Company shares held by the other shareholder party to such agreement.

(2) Includes 88,000 ordinary shares underlying outstanding warrants that are currently exercisable.

(3) Includes 240,000 ordinary shares underlying outstanding warrants that are currently exercisable.

(4) Includes 270,000 ordinary shares underlying outstanding warrants that are currently exercisable.

(5) Includes 180,000 ordinary shares underlying outstanding warrants that are currently exercisable.

(6) Includes 137,078 ordinary shares for which options or warrants granted to officers and directors of the Company are exercisable within 60 days of the date hereof.

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

7.B. RELATED PARTY TRANSACTIONS

None.

7.C. INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8. FINANCIAL INFORMATION

8.A. CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

Our consolidated financial statements are set forth in Item 18 of this document.

EXPORT SALES

Export sales of VocalTec in 2006 were $8 million or 94% of sales compared with export sales in 2005 which were $3.8 million or almost 100% of sales, and with $5.5 million or 100% of sales in 2004.

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

8.B. SIGNIFICANT CHANGES

Except as disclosed elsewhere in this annual report, there have been no other significant changes since December 31, 2006.

ITEM 9. THE OFFER AND LISTING

9.A. OFFER AND LISTING DETAILS

Through June 20, 2007, for the periods indicated, the high and low reported trading prices of our ordinary shares as reported by Nasdaq were as follows:

                              HIGH              LOW
                              ----              ---
2002                          3.02             0.26
2003                          7.60             0.47
2004                          6.90             1.06
2005 (1)                      24.7             3.45
2006                         10.40             3.00

2004
First quarter                 6.90             3.19
Second quarter                4.20             1.90
Third quarter                 2.27             1.07
Fourth quarter                1.77             1.06

2005
First Quarter                 1.90             1.06
Second Quarter                1.33             0.64
Third Quarter                 0.95             0.50
Fourth Quarter(1)            14.75             3.11

2006
First Quarter                10.40             7.01
Second Quarter                5.69             4.01
Third Quarter                 4.05             3.00
Fourth Quarter                4.89             3.85

2007
First Quarter                 4.09             3.10

MOST RECENT SIX MONTHS

December 2006                 4.89             3.85
January 2007                  4.30             3.03
February 2007                 3.71             3.10
March 2007                    4.00             3.10
April 2007                    3.36             3.05
May 2007                      3.68             2.66

Closing price on the first trading day of:

December 2006 - $4.50
January 2007 - $4.09
February 2007 - 3.23
March 2007 - $3.25
April 2007 - $3.23
May 2007 - $3.05

As of May 31, 2007, 7,376,364 of our ordinary shares were issued and outstanding. At such date, the last reported sale price of the ordinary shares was $3.05 per share, and the ordinary shares were held by 77 record holders. Of those 77 record holders, 65 are shown on our records as having United States addresses. We believe that as of May 31, 2007 approximately 91% of our outstanding ordinary shares were held in the United States.

9.B. PLAN OF DISTRIBUTION

Not applicable.

9.C. MARKETS

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

9.D. SELLING SHAREHOLDERS

Not applicable.

9.E. DILUTION

Not applicable.

9.F. EXPENSES OF THE ISSUE

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

10.A. SHARE CAPITAL

Not applicable

10.B. MEMORANDUM AND ARTICLES OF ASSOCIATION

VocalTec is a public company organized in the State of Israel under the Companies Law. We are registered with the Registrar of Companies of the State of Israel and have been assigned company number 52-004262-3.

OBJECTS AND PURPOSES

The objects and purposes of our company are to engage in any legal occupation and/or business.

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

Our articles provide that directors are elected by an ordinary resolution of a general meeting of our shareholders. Our ordinary shares do not have cumulative voting rights in the election of directors. Accordingly, the holders of ordinary shares representing more than 50% of the voting power in our company have the power to elect all directors. However, our board of directors (other than the external directors) is divided into three classes, the members of each of which are elected for a three-year term.

We may, subject to the applicable provisions of the Companies Law, issue redeemable shares and subsequently redeem them. In addition, our board may make calls upon shareholders in respect of any sum, which has not been paid up in respect of any shares held by those shareholders.

Under the Companies Law, the disclosure requirements that apply to an office holder and are described below under "Approval of Related Party Transactions Under Israeli Law" also apply to a controlling shareholder of a public company. A shareholder that holds more than 50% of the voting rights in a public company is deemed to be a controlling shareholder. A shareholder that holds more than 25% of the voting rights in a public company may also be deemed to be a controlling shareholder, for purposes of approval of certain related party transactions, if there is no other shareholder holding more than 25% of the voting rights at such time. Extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest, and the terms of compensation of a controlling shareholder who is an office holder, require the approval of the audit committee, the board of directors and the shareholders of the company, in such order, provided that either (i) the shareholder approval includes the approval of the holders of at least one third of the shares of shareholders having no personal interest in the transaction who vote at the meeting, or (ii) the total number of shares of shareholders having no personal interest in the transaction who vote against the transaction does not exceed one percent of the aggregate voting rights in the company.

The Companies Law also requires a shareholder to act in good faith towards a company in which he holds shares and towards other shareholders and to refrain from abusing his power in the company, including in connection with the voting at a shareholders' meeting on:

          o    Any amendment to the articles of association;

          o    An increase in the company's authorized capital;

          o    A merger; or

          o Approval of certain transactions with control person and other related parties, which require shareholder approval.

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

MODIFICATIONS OF SHARE RIGHTS

Under our articles of association, the rights attached to any class may be varied by adoption of the necessary amendment of the articles, provided that the holders of shares of the affected class approve the change by a class meeting in which the holders of at least 75% of the voting power represented at the meeting and voting on the issue approve the change. Our articles differ from the Companies Law in this respect as under the law, changes in the rights of shareholders require the consent of more than 50% of the voting power of the affected class represented at the meeting and voting on the change.

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

The quorum required for a meeting of shareholders consists of at least two shareholders present in person or by proxy who hold or represent between them at least 33.3% of our issued share capital. A meeting adjourned for lack of a quorum is adjourned to the same day in the following week at the same time and place or any time and place as the chairman of the meeting determines. At such reconvened meeting, the required quorum consists of any two shareholders present in person or by proxy.

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

MERGERS AND ACQUISITIONS; TENDER OFFERS; ANTI-TAKEOVER PROVISION

The Companies Law includes provisions allowing corporate mergers. These provisions require that the board of directors of each company that is party to the merger approve the transaction. In addition, the shareholders of each company must approve the merger by a vote of the majority of the company's shares, present and voting on the proposed merger at a shareholders' meeting, called on at least 35 days' prior notice. In determining whether the requisite majority has approved the merger, shares held by the other party to the merger or any person holding at least 25% of such other party are excluded from the vote. If the merger would have been approved but for the exclusion of the votes of certain shareholders as provided above, a court may still approve the merger upon the request of holders of at least 25% of the voting rights of a company, if the court holds that the merger is fair and reasonable, taking into account the value of the parties to the merger and the consideration offered to the shareholders. Upon the request of a creditor of either party to the proposed merger, the court may delay or prevent the merger if it concludes that there exists a reasonable concern that, as a result of the merger, the surviving company will be unable to satisfy the obligations of any of the parties to the merger, and the court may also provide instructions to assure the rights of creditors. In addition, a merger may not be completed unless at least 50 days have elapsed from the date that a proposal for approval of the merger was filed with the Israel Registrar of Companies and at least 30 days have elapsed from the date that shareholder approval of both merging companies was obtained. Notwithstanding the foregoing, a merger is not subject to shareholders approval if (i) the target company is a wholly-owned subsidiary of the acquiring company and (ii) the acquiring company is issuing to the shareholders of the target company up to 20% of its share capital and no person will become, as a result of the merger, a control person, subject to certain limitation relating to the counting of the votes, at a meeting of the shareholders of a company that is a party to the merger, of any entity or person that is either the other party to the merger or a control person thereof.

The Companies Law also provides that, except in certain circumstances set forth in the Companies Law, the acquisition of shares in a public company must be made by means of a special tender offer if, as a result of the acquisition, the purchaser would become a 25% shareholder of the company. The rule does not apply if there already is another 25% shareholder of the company. Similarly, the law provides that an acquisition of shares in a public company must be made by means of a special tender offer if, as a result of the acquisition, the purchaser would become a 45% shareholder of the company, unless there already is a 45% shareholder of the company. These requirements do not apply if, in general, the acquisition (1) was made in a private placement that received the approval of the company's shareholders; (2) was from a 25% or greater shareholder of the company which resulted in the acquirer becoming a 25% or greater shareholder of the company, or (3) was from a 45% or greater shareholder of the company which resulted in the acquirer becoming a 45% or greater shareholder of the company. The tender offer must be extended to all shareholders, but the offeror is not required to purchase more than 5% of the company's outstanding shares, regardless of how many shares are tendered by shareholders (if more shares are tendered than proposed by the purchaser to be purchased, the purchaser will purchase shares from all tendering shareholders the amount of shares proposed by the purchase to be purchased, on a pro rata basis). The tender offer may be consummated only if (i) at least 5% of the company's outstanding shares will be acquired by the offeror, and (ii) the number of shares tendered in the offer exceeds the number of shares, the holders of which objected to the offer.

If, following any acquisition of shares, the purchaser would hold 90% or more of the shares of the company, such acquisition must be made by means of a tender offer for all of the target company's shares. An acquirer who wishes to eliminate all minority shareholders must do so by means of a tender offer and acquire such amount of shares that will cause him to hold at least 95% of the outstanding shares of the target company. If less than 5% of the outstanding shares are not tendered, all of the shares that the acquirer offered to purchase will be transferred to the acquirer by operation of law. The Companies Law provides for appraisal rights if any shareholder files a request in court within three months following the consummation of a full tender offer. If more than 5% of the outstanding shares are not tendered in the tender offer, the acquirer may not acquire tendered shares if by doing so the acquirer would own more than 90% of the outstanding shares of the target company.

Our articles contain provisions that could delay, defer or prevent a change in our control. These provisions include advance notice requirements and a staggered board. Under the advance notice requirements, shareholders seeking to propose items for inclusion on the agenda for a general meeting of shareholders, must submit those items in writing to our corporate secretary not less than 60 days (or not less than 90 days for the nomination of candidates for election of directors) and not more than 120 days prior to the particular meeting. The staggered board provisions of our articles are described above under "Item 6 - Directors, Senior Management and Employees - Board practices."

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

Directors (other than external directors) are classified into three classes. Each class has a nearly equal number of directors, as determined by the Board of Directors. The terms for these classes of directors will expire at the annual shareholder meetings in 2007, 2008 and 2009. At each shareholder meeting, the successors of each class of directors whose terms expire are elected to hold office for a term expiring at the annual shareholders meeting held in the third year following the year of their election. The staggered board structure may not be amended without the approval of the greater of (i) holders of not less than 75% of the voting power represented at a meeting in person or by proxy and voting thereon, or (ii) holders of a majority of the outstanding voting power of all shares of the Company.

EXTERNAL DIRECTORS

We are subject to the provisions of the Companies Law. Under the Companies Law, companies incorporated under the laws of the State of Israel whose shares have been offered to the public in or outside of Israel are required to appoint at least two external directors. Certain regulations promulgated recently under the Companies Law set out the conditions and criteria for a director qualifying as having a "financial and accounting expertise" or a "professional qualification". A director with financial and accounting expertise is a director who, due to his education, experience and skills, possesses capabilities relating to and an understanding of business and accounting matters and financial statements, which enable him to understand in depth the company's financial statements and to initiate a debate regarding the manner in which the company's financial information is presented. A director who meets a professional qualification is a director who satisfies one of the following requirements: (i) the director holds an academic degree in either economics, business administration, accounting, law or public administration, (ii) the director either holds another academic degree or has obtained other high education in the company's primary field of business or in an area that is relevant to his position, (iii) the director has at least five (5) years of experience serving in one of the following capacities or an aggregate of at least five (5) years of experience in two or more of the following capacities: (a) a senior business management position of a company with a substantial scope of business, (b) a senior position in the primary field of business of the company or (c) a senior public administration position. A proposed external director must submit to the company a declaration as to his or her compliance with the requirements for his or her election as an external director (including with respect to such person's financial and according expertise or professional qualification). At least one of the external directors should have a "financial and accounting expertise" and the other external directors should have a "professional qualification". The board of directors should determine the minimum number of directors who should have financial and accounting expertise in addition to at least one external director. In determining such number, the board of directors shall consider, among other things, the type and size of the company and the scope and complexity of its operations. The Companies Law provides that a person may not be appointed as an external director if the person or the person's relative, partner, employer or any entity under the person's control, has, as of the date of the person's appointment to serve as external director, or had, at any time during the two years preceding that date, any affiliation with the company, any entity controlling the company or any entity controlled by the company or by the controlling entity of the company. The term "affiliation" includes:

     o    an employment relationship;

     o    a business or professional relationship maintained on a regular basis;

     o    control; and

     o service as an office holder (other than as a director that has been appointed as an external director of a company that is intending to consummate its initial public offering).

"Office holder" is defined as a director, general manager, chief business manager, deputy general manager, vice general manager, executive vice president, vice president, other manager directly subordinate to the general manager or any other person assuming the responsibilities of any of the foregoing positions, without regard to such person's title.

In addition, no person can serve as an external director if the person's position or other business activities create, or may create, a conflict of interest with the person's responsibilities as an external director or may otherwise interfere with the person's ability to serve as an external director. Until the lapse of two years from termination of office, a company may not engage a former external director to serve as an office holder and cannot employ or receive services from that person, either directly or indirectly, including through a corporation controlled by that person.

External directors are to be elected by a majority vote at a shareholders' meeting, provided that either (i) the shareholder approval includes the approval of the holders of at least one third of the shares of non-controlling shareholders who vote at the meeting or (b) the total number of shares of non-controlling shareholders who vote against the transaction does not exceed one percent of the aggregate voting rights in the company.

The initial term of an external director is three years, and he or she may be reelected to one additional term of three years. External directors may be removed only by the same percentage of shareholders as is required for their election, or by a court, and then only if the external directors cease to meet the statutory qualifications for their appointment or if they violate their duty of loyalty to the company. If an external directorship becomes vacant, our board of directors is required under the Companies Law to call a shareholders' meeting immediately to appoint a new external director. Each committee of a company's board of directors that has the power to exercise discretion of the board is required to include at least one external director, and all external directors have to be members of the company's audit committee. If at the time of appointment of an external director all of the members of the board of directors are of one gender, the appointed external director must be of the other gender.

External directors are entitled to compensation as provided in regulations promulgated under the Companies Law and are otherwise prohibited from receiving any other compensation, directly or indirectly, from the company.

INDEPENDENT DIRECTORS

We are subject to the rules of Nasdaq applicable to listed companies. Under the Nasdaq rules, a majority of our board of directors must be comprised of independent directors and we are required to appoint a minimum of three independent directors. The independence standard under the Nasdaq rules excludes current employees, former employees of a company or of any of its affiliates for a period of three years after cessation of employment, as well as any immediate family member of an executive officer of a company or of any of its affiliates. Five of our current directors meet the independence standards of the Nasdaq rules and we currently comply with the foregoing requirements.

AUDIT COMMITTEE

See "Item 6 - Directors, Senior Management and Employees - Board Practices".

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

APPROVAL OF RELATED PARTY TRANSACTIONS UNDER ISRAELI LAW

The Companies Law imposes a duty of care and a duty of loyalty on all of a company's office holders (as defined under "External Directors" above), including directors and executive officers. The duty of care requires an office holder to act with the level of care that a reasonable office holder in the same position would have acted under the same circumstances. The duty of loyalty generally requires an office holder to act in good faith and for the benefit of the company.

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

Under the Companies Law, the disclosure requirements that apply to an office holder also apply to a controlling shareholder of a public company. A controlling shareholder includes a shareholder that holds 25% or more of the voting rights in a public company if no other shareholder owns more than 50% of the voting rights in the company. A shareholder that holds more than 25% of the voting rights in a public company may also be deemed to be a controlling shareholder, for purposes of approval of certain related party transactions, if there is no other shareholder holding more than 25% of the voting rights at such time. Extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest, and the terms of compensation of a controlling shareholder who is an office holder, require the approval of the audit committee, the board of directors and the shareholders of the company, provided that either (i) the shareholder approval includes the approval of the holders of at least one third of the shares of shareholders having no personal interest in the transaction who vote at the meeting or (ii) the total number of shares of shareholders having no personal interest in the transaction who vote against the transaction does not exceed one percent of the aggregate voting rights in the company.

For information concerning the direct and indirect personal interests of certain of our office holders and principal shareholders in specified transactions with us, see Item 7 - Major Shareholders and Related Party Transactions - Major Shareholders".

Under the Companies Law, the entering by a company into a contract with a non controlling director as to the terms of his office, requires the approval of the board of directors followed by the approval of the shareholders of the company, and in a public company, the transaction requires the approval of the audit committee followed by the approval of the board of directors and the shareholders of the company.

A director who has a personal interest in the approval of a transaction that is submitted to approval of the audit committee or the board of directors shall not be present during the deliberations and shall not take part in the voting of the audit committee or of the board of directors on such transaction. Notwithstanding the above, a director may be present at a deliberation of the audit committee and the board of directors and may take part in the voting, if the majority of the members of the audit committee or the board of directors, as the case may be, have a personal interest in the approval of the transaction, in which case the transaction shall also require the approval of the shareholders of the company.

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

     o a breach by the office holder of his duty of care, if such breach was done intentionally or in disregard of the circumstances of the breach or its consequences, other than a breach committed solely by negligence;

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

     o reasonable litigation expenses, including attorneys' fees, expended by the office holder or charged to him by a court, in proceedings we institute against him or instituted on our behalf or by another person, or in a criminal charge from which he was acquitted; or

     o reasonable litigation expenses, including attorneys' fees, expended by the office holder as a result of an investigation or proceeding instituted against him by an authority authorized to conduct such investigation or proceeding, provided that (i) no indictment (as defined in the Companies Law) was filed against such office holder as a result of such investigation or proceeding, and (ii) no financial liability as a substitute for the criminal proceeding (as defined in the Companies Law) was imposed upon him as a result of such investigation or proceeding or if such financial liability was imposed, it was imposed with respect to an offence that does not require proof of criminal intent.

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

REQUIRED APPROVALS

In addition, under the Companies Law, indemnification of, and procurement of insurance coverage for, our office holders must be approved by our audit committee and our board of directors and, with respect to directors, by our shareholders.

THRESHOLD FOR DISCLOSURE OF SHARE OWNERSHIP

We are subject to the rules of the US Securities and Exchange Commission, and our shareholders are subject to the requirements under Section 13 of the Exchange Act with respect to disclosure of their holding percentage in the Company. Under such Section and the rules promulgated thereunder, each of our shareholders that owns 5% or more of our outstanding share capital must file with the US Securities and Exchange Commission a form disclosing such shareholder's holding percentage and certain other information (and provide us with a copy of such form).

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

10.C. MATERIAL CONTRACTS NOT IN THE ORDINARY COURSE OF BUSINESS

     o On November 27, 2006, we received and accepted orders from Israeli institutional investors for a private placement of 1,750,000 ordinary shares at a price of $4.3 per share. As part of the offering, the Company issued to the investors warrants exercisable during a period ending on June 30, 2011 into 1,312,500 additional ordinary shares at an exercise price per share of $5.5.

     o In May 2006, we consummated a private placement with various investors, pursuant to which we issued to such investors an aggregate of 935,000 ordinary shares for an aggregate purchase price of $5.1 million, or $5.5 per ordinary share (our net proceeds were $4.7 million). We also issued to the investors warrants to purchase up to an aggregate of 374,000 ordinary shares, at an exercise price of $7.9 per share. The warrants became exercisable on November 24, 2006 and will remain exercisable until May 24, 2011. During December 2006, we agreed to reduce the exercise price of the warrants issued in the foregoing private placement to $6.87 per share.

     o In November 2005, we consummated the business combination with Tdsoft and its shareholders. See "Item 3 - Key Information - Selected Financial Data and Item 4 - Information on the Company - History and Development of the Company".

     o In July 2005, we received a bridge loan in the amount of $1,000,000 from Deutsche Telekom, which at the time of the loan held approximately 15.3% of our issued and outstanding share capital. The loan bears an interest rate of 7.05% per annum in July 2006. In connection with the loan, we agreed to deposit the source code of one of our products in escrow in favor of Deutsche Telekom and not to create, without the approval of Deutsche Telekom, any security interest over such source code.

10.D. EXCHANGE CONTROLS

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

10.E. TAXATION AND GOVERNMENT PROGRAMS

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

ISRAEL CORPORATE TAX CONSIDERATIONS

GENERAL CORPORATE TAX STRUCTURE

The regular rate of corporate tax, which Israeli companies were subject to in 2006 was 31% (such tax rate has been reduced to 29% in 2007). However, the effective rate of tax payable by a company (such as ours) which derives income from an "Approved Enterprise" (as further discussed below) may be considerably lower.

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

The company tax rate applicable to income earned from Approved Enterprise programs (currently, for programs on which an application for an approved enterprise status was submitted before December 31, 2004) in the benefit period by a company meeting these qualifications is as follows:

       % OF FOREIGN OWNERSHIP                                      TAX RATE
       ------------------------------------------------            --------
       Over 25% but less than 49%                                     25%
       49% or more but less than 74%                                  20%
       74% or more but less than 90%                                  15%
       90% or more                                                    10%

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

TAXATION OF OUR SHAREHOLDERS

CAPITAL GAINS AND INCOME TAXES; ESTATE AND GIFT TAX

Israeli law imposes a capital gains tax on the sale of capital assets. The law distinguishes between the Real Gain and the Inflationary Surplus. The Real Gain is the excess of the total capital gain over the Inflationary Surplus, computed on the basis of the increase of the consumer price index between the date of purchase and date of sale. The Inflationary Surplus accumulated until December 31, 1993 is taxed at a rate of 10% for residents of Israel (reduced to no tax for non-residents if calculated according to the exchange rate of the foreign currency lawfully invested in shares of an Israeli resident company, instead of the consumer price index). Inflationary Surplus accumulated from and after December 31, 1993 is exempt from any capital gains tax, while the Real Gain is added to ordinary income, which effective until December 31, 2002 is taxed at the marginal rate of up to 49% for individuals and 34% for corporations (in
2005).

Until January 1, 2003 (the "Effective Date"), the basic capital gains tax rate applicable to corporations was 36% and the capital gains tax rate for individuals was based on the individual's tax bracket up to 50%. For 2005, the basic capital gains tax rate applicable to corporations was 34%. Since the Effective Date the real capital gains tax rate for both individuals and corporations is up to 25%. However, gains derived from the sale of listed securities are taxed at the prevailing corporate tax rates (31% for the 2006 tax year). Specific tax rates apply to sales of publicly traded securities as described below. These tax rates are subject to the provisions of any applicable bilateral double taxation treaty. The treaty concerning double taxation between the United States and Israel (the "Treaty") is discussed below.

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

We do not believe that we should be treated as a PFIC for any tax year through and including the tax year ended December 31, 2006. However, the statutory provisions, legislative history and administrative pronouncements with respect to the principles under which the asset test is to be implemented leave unanswered a number of questions pertaining to the application of the asset test to us. In the absence of regulations, case law or other guidance from the IRS that addresses these questions, there can be no assurance that we are not, and have not been, a PFIC. In view of this uncertainty, U.S. Holders are urged to consult their tax advisors for guidance.

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

10.F. DIVIDENDS AND PAYING AGENTS

Not applicable.

10.G. STATEMENT BY EXPERTS

Not applicable.

10.H. DOCUMENTS ON DISPLAY

We are subject to certain of the information reporting requirements of the Exchange Act. As a "foreign private issuer" we are exempt from the rules and regulations under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and "short-swing" profit recovery provisions contained in Section 16 of the Exchange Act, with respect to their purchase and sale of our shares. In addition, we are not required to file reports and financial statements with the Securities and Exchange Commission as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we file with the Securities and Exchange Commission an annual report on Form 20-F containing financial statements audited by an independent accounting firm, within 180 days after the end of each fiscal year.

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

10.I. SUBSIDIARY INFORMATION

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

Principal (Notional) Amounts by Expected Maturity in U.S. Dollars:

                        FAIR MARKET VALUE ON DECEMBER 31
               (IN THOUSANDS, EXCEPT INTEREST RATES AND DURATION)

                                                              2004(1)          2005(2)         2006(2)
                                                              -------          -------         -------
Total Portfolio                                                9,260           5,291           9,116
Average Interest Rate                                            2.2%            4.2%            4.9%
Average Duration (Month)                                        0.25            0.25            0.25
Cash Equivalents (up to three months maturity)                 9,260           5,291           6,116
Average Interest Rate                                            2.2%            4.2%            4.8%
Short Term Investments (three-twelve months maturity)              -               -           3,000
Average Interest Rate                                              -               -             5.2%

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

----------

(1)  Data relates to Tdsoft prior to the business combination.

(2)  Data relates to the combined company.

PART TWO.

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

ITEM 15. CONTROLS AND PROCEDURES

15.A. EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES

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

15.B. CHANGES IN INTERNAL CONTROLS OVER FINANCIAL REPORTING

There have not been any changes in the Company's internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) or in other factors during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

ITEM 16.A. AUDIT COMMITTEE FINANCIAL EXPERT.

The Company's audit committee is comprised of Joseph Atsmon, Yoseph Dauber and Michal Even-Chen. We believe that Mr. Atsmon and Mr. Dauber qualify as audit committee financial experts as such term is defined in the Form 20-F.

ITEM 16.B. CODE OF ETHICS.

We have adopted a written code of ethics that applies to our principal executive officer, principal financial officer, executive vice president global sales, principal controller, treasurer and to persons performing similar functions. A copy of our code of ethics was filed with our annual report on Form 20-F for the year ended December 31, 2003 as Exhibit 11.

We have also adopted written standards of business conduct that apply to all directors, officers and employees. During 2006, our board of directors adopted certain amendments to the insider trading policy included in such standards of business conduct. A copy of the amended insider trading policy is filed as an exhibit to this annual report.

ITEM 16.C. PRINCIPAL ACCOUNTANT FEES AND SERVICES.

Our audit committee pre-approval policies and procedures for audit and non-audit services are referred to in Exhibit 4.1(f) to this annual report.

The auditors of VocalTec billed for the following fees for audit and audit-related services in 2005 and 2006 (in thousands of U.S. dollars):

                                    Year Ended December 31,
                         --------------------------------------------
                                 2005                     2006
                         --------------------     -------------------
Services rendered        Fees     Percentages     Fees    Percentages
-----------------        ----     -----------     ----    -----------

Audit (1)                30.0         61%         71.0         70%
Audit-related (2)           0          0%         16.0         16%
Tax (3)                  12.0         24%         15.0         14%
Other (4)                 8.0         15%            -           %
Total                    50.0        100%          102        100%

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

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES - NONE.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
          - NONE.

PART THREE.

ITEM 17. FINANCIAL STATEMENTS

Not applicable.

ITEM 18. FINANCIAL STATEMENTS

            CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2006

                                    CONTENTS

                                                                         PAGE
                                                                         ----

REPORTS OF REGISTERED PUBLIC ACCOUNTING FIRMS                            F2-F3

  Consolidated Balance Sheets                                            F4-F5

  Consolidated Statements of Operations                                   F6

  Statements of Changes in Shareholders' Equity (Deficiency)              F7

  Consolidated Statements of Cash Flows                                  F8-F-9

  Notes to the Consolidated Financial Statements                        F10-F38

                VOCALTEC COMMUNICATIONS LTD. AND ITS SUBSIDIARIES

                        CONSOLIDATED FINANCIAL STATEMENTS

                             AS OF DECEMBER 31, 2006

                                 IN U.S. DOLLARS

                                      INDEX

                                                                   PAGE
                                                                -----------

REPORTS OF REGISTERED PUBLIC ACCOUNTING FIRMS                    F-2 - F-3

CONSOLIDATED BALANCE SHEETS                                      F-4 - F-5

CONSOLIDATED STATEMENTS OF OPERATIONS                               F-6

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (DEFICIENCY)          F-7

CONSOLIDATED STATEMENTS OF CASH FLOWS                            F-8 - F-9

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS                      F-10 - F-38

[ERNST & YOUNG LOGO]

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

                  TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF

                          VOCALTEC COMMUNICATIONS LTD.

     We have audited the accompanying consolidated balance sheets of VocalTec Communications Ltd. ("the Company") and its subsidiaries as of December 31, 2006 and 2005, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's and its subsidiaries' internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's and its subsidiaries' internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2006 and 2005, and the consolidated results of their operations and their cash flows for the years then ended , in conformity with U.S. generally accepted accounting principles.

     As discussed in Note 2 to the consolidated financial statements, effective January 1, 2006 the Company adopted Statement of Financial Accounting Standards Board No. 123 (revised 2004) "Share Based Payment".

Tel-Aviv, Israel                                  KOST FORER GABBAY & KASIERER
March 30, 2007                                  A Member of Ernst & Young Global

[KESSELMAN & KESSELMAN, A MEMBER OF PRICEWATERHOUSECOOPERS]

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

Tel-Aviv, Israel
November 17, 2005 except shares and per
share data as to which the date is
April 20, 2006

                                                    VOCALTEC COMMUNICATIONS LTD.
                                                            AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

                                                                                         DECEMBER 31,
                                                                                    ---------------------
                                                                         NOTE        2006           2005
                                                                         ----       -------       -------
    ASSETS

CURRENT ASSETS:
  Cash and cash equivalents                                                         $ 5,954       $ 5,138
  Short term deposit                                                        4         3,000             -
  Restricted cash                                                                       162           153
  Trade receivables (net of allowance for doubtful accounts of $120
    and $50 as of December 31, 2006 and 2005, respectively                            1,443           575
  Prepaid expenses and other accounts receivable                            5           768         1,387
  Severance pay funds                                                                    91           338
  Inventories                                                               6         1,098           951
                                                                                    -------       -------

TOTAL current assets                                                                 12,516         8,542
                                                                                    -------       -------

SEVERANCE PAY FUNDS                                                                   1,186         1,628
                                                                                    -------       -------

PROPERTY AND EQUIPMENT, NET                                                 7           888         1,082
                                                                                    -------       -------

INTANGIBLE ASSETS:                                                        3,8
  Goodwill                                                                            6,950         7,237
  Other intangible assets                                                             3,047         3,953
                                                                                    -------       -------

TOTAL intangible assets                                                               9,997        11,190
                                                                                    -------       -------

Total assets                                                                        $24,587       $22,442
                                                                                    =======       =======

The accompanying notes are an integral part of the consolidated financial statements.

                                                    VOCALTEC COMMUNICATIONS LTD.
                                                            AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE DATA

                                                                                           DECEMBER 31,
                                                                                     ------------------------
                                                                           NOTE        2006            2005
                                                                           ----      --------        --------
    LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
  Trade payables                                                                     $    930        $  1,446
  Accrued expenses and other accounts payable                                9          2,996           4,128
  Accrued severance pay                                                                   217             841
  Loan from shareholder                                                     10              -           1,031
  Deferred revenues                                                                       177             171
                                                                                     --------        --------

TOTAL current liabilities                                                               4,320           7,617
                                                                                     --------        --------

LONG-TERM LIABILITIES:
  Other liabilities                                                                         8             168
  Accrued severance pay                                                                 1,721           1,794
                                                                                     --------        --------

TOTAL long-term liabilities                                                             1,729           1,962
                                                                                     --------        --------

TOTAL liabilities                                                                       6,049           9,579
                                                                                     --------        --------

COMMITMENTS AND CONTINGENCIES                                               11


SHAREHOLDERS' EQUITY:                                                       12
  Share capital
    Ordinary shares of NIS 0.13 par value: Authorized - 150,000,000 shares at December 31, 2006 and 2005; Issued and outstanding -
      7,376,364 and 4,661,627 shares at December 31, 2006 and 2005,
      respectively                                                                        213             132
  Deferred stock based compensation                                                         -             (67)
  Additional paid-in capital                                                           92,228          79,652
  Accumulated deficit                                                                 (73,903)        (66,854)
                                                                                     --------        --------

TOTAL shareholders' equity                                                             18,538          12,863
                                                                                     --------        --------

                                                                                     $ 24,587        $ 22,442
                                                                                     ========        ========

The accompanying notes are an integral part of the consolidated financial statements.

                                                    VOCALTEC COMMUNICATIONS LTD.
                                                            AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA

                                                                                YEAR ENDED DECEMBER 31,
                                                                       ---------------------------------------
                                                             NOTE        2006            2005          *) 2004
                                                             ----      --------        --------        -------
 Sales:                                                       14
   Products                                                            $  4,738        $  3,668        $ 3,719
   Services                                                               2,542             925            433
                                                                       --------        --------        -------

                                                                          7,280           4,593          4,152
                                                                       --------        --------        -------
 Cost of sales **):
   Products                                                               2,171           1,450          1,587
   Services                                                                 563             315             22
                                                                       --------        --------        -------

                                                                          2,734           1,765          1,609
 Inventory write-off                                                          -             639              -
 Amortization of intangible assets                                          392             172            206
                                                                       --------        --------        -------

                                                                          3,126           2,576          1,815
                                                                       --------        --------        -------

 Gross profit                                                             4,154           2,017          2,337
                                                                       --------        --------        -------

 Operating expenses:
   Research and development, net **)                          15          4,619           4,363          5,474
   Selling and marketing **)                                              4,147           2,763          1,909
   General and administrative **)                                         2,474           1,748            805
                                                                       --------        --------        -------

 TOTAL operating expenses                                                11,240           8,874          8,188
                                                                       --------        --------        -------

 Operating loss                                                          (7,086)         (6,857)        (5,851)
 Other income, net                                                           42              24              -
 Financial income, net                                        16             32             184            165
                                                                       --------        --------        -------

 Loss before tax benefit                                                 (7,012)         (6,649)        (5,686)
 Tax benefit                                                  17              -              19              -
                                                                       --------        --------        -------

 Net loss                                                              $ (7,012)       $ (6,630)       $(5,686)
                                                                       ========        ========        =======

 Accretion of redeemable convertible Preferred shares         12       $      -        $   (348)       $(3,256)
 Induced conversion of convertible Preferred shares           12              -         (17,406)             -
                                                                       --------        --------        -------
 Cumulative dividend on convertible Preferred shares                          -          (2,585)             -
                                                                       --------        --------        -------
 Dividend in respect of reduction in exercise price of
   certain warrants                                                         (37)              -              -
                                                                       --------        --------        -------

 Net loss attributable to common shareholders                          $ (7,049)       $(26,969)       $(8,942)
                                                                       ========        ========        =======

 Basic and diluted net loss per Ordinary share                13       $  (1.30)       $ (34.05)       $(24.16)
                                                                       ========        ========        =======

 Weighted average number of Ordinary shares used in
   computing net loss per Ordinary share - basic and
   diluted                                                                5,436             792            370
                                                                       ========        ========        =======

*) See Note 3a
**) Expenses include stock based compensation
    related to employees as follows:
    Cost of sales                                                      $      8        $      -        $     -
    Research and development, net                                           248             522            (26)
    Selling and marketing                                                   138              13              -
    General and administrative                                              554             268             (6)
                                                                       --------        --------        -------

                                                                       $    948        $    803        $   (32)
                                                                       ========        ========        =======

The accompanying notes are an integral part of the consolidated financial statements.

                                                    VOCALTEC COMMUNICATIONS LTD.
                                                            AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (DEFICIENCY)
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE DATA

                                                         NUMBER OF SHARES (*)                          AMOUNT
                                               --------------------------------------        ------------------------
                                               ORDINARY      ORDINARY A      PREFERRED     ORDINARY ORDINARY A  PREFERRED
                                               ---------       -------       --------        ----       ---       ---
Balance as of January 1, 2004                    370,059             -         83,479        $ 14       $ -       $ 3
Issuance of Ordinary A shares                          -        45,590              -           -         1         -
Forfeiture of options granted to
  employees, net                                       -             -              -           -         -         -
Accretion of redeemable convertible
   Preferred shares                                    -             -              -           -         -         -
Net loss                                               -             -              -           -         -         -
                                               ---------       -------       --------        ----       ---       ---

Balance as of December 31, 2004                  370,059        45,590         83,479          14         1         3
Accretion of redeemable convertible
   Preferred shares                                    -             -              -           -         -         -
Conversion of redeemable convertible
  Preferred B and C shares into
  Preferred shares                                     -             -         70,752           -         -         2
Stock based compensation related to
  shares and options issued to employees         122,343             -              -           3         -         -
Conversion of convertible Preferred
  shares into Ordinary shares                    199,821       (45,590)      (154,231)          6        (1)       (5)
Issuance of shares and options pursuant
  to the merger with VocalTec                  1,162,142             -              -          32         -         -
Exercise of employees stock options               17,979             -              -           -         -         -
Induced conversion of convertible
   Preferred shares                            2,789,283             -              -          77         -         -
Net loss                                               -             -              -           -         -         -
                                               ---------       -------       --------        ----       ---       ---

Balance as of December 31, 2005                4,661,627             -              -         132         -         -
Reclassification of deferred stock
  compensation due to the adoption of
  SFAS 123(R)                                          -             -              -           -         -         -
Stock based compensation related to
  options issued to employees
Exercise of employees stock options               29,737             -              -           1         -         -
Issuance of ordinary shares and
   warrants in private placements              2,685,000                                       80
Dividend in respect of reduction in
   exercise price of certain warrants
Net loss
                                               ---------       -------       --------        ----       ---       ---

Balance as of December 31, 2006                7,376,364             -              -         213         -         -
                                               =========       =======       ========        ====       ===       ===

                                                                                                             TOTAL
                                              ADDITIONAL       TREASURY      DEFERRED                    SHAREHOLDERS'
                                               PAID-IN          STOCK       STOCK BASED  ACCUMULATED        EQUITY
                                               CAPITAL         AT COST     COMPENSATION    DEFICIT       (DEFICIENCY)
                                               --------        ---------       ----        --------        --------
Balance as of January 1, 2004                  $      -        $  (1,445)      $(15)       $(33,926)       $(35,369)
Issuance of Ordinary A shares                   **) 445                -          -               -             446
Forfeiture of options granted to
  employees, net                                    (47)               -         15               -             (32)
Accretion of redeemable convertible
   Preferred shares                                (398)               -          -          (2,858)         (3,256)
Net loss                                              -                -          -          (5,686)         (5,686)
                                               --------        ---------       ----        --------        --------

Balance as of December 31, 2004                       -           (1,445)         -         (42,470)        (43,897)
Accretion of redeemable convertible
   Preferred shares                                   -                -          -            (348)           (348)
Conversion of redeemable convertible
  Preferred B and C shares into
  Preferred shares                               54,903                -          -               -          54,905
Stock based compensation related to
  shares and options issued to employees            867                -        (67)              -             803
Conversion of convertible Preferred
  shares into Ordinary shares                         -                -          -               -               -
Issuance of shares and options pursuant
  to the merger with VocalTec                     6,401            1,445          -               -        **)7,878
Exercise of employees stock options                 152                -          -               -             152
Induced conversion of convertible
   Preferred shares                              17,329                -          -         (17,406)              -
Net loss                                              -                -          -          (6,630)         (6,630)
                                               --------        ---------       ----        --------        --------

Balance as of December 31, 2005                  79,652                -        (67)        (66,854)         12,863
Reclassification of deferred stock
  compensation due to the adoption of
  SFAS 123(R)                                       (67)                -        67                               -
Stock based compensation related to
  options issued to employees                       948                -                                        948
Exercise of employees stock options                 149                -          -               -             150
Issuance of ordinary shares and
   warrants in private placements             **)11,509                                                      11,589
Dividend in respect of reduction in
   exercise price of certain warrants                37                                         (37)              -
Net loss                                                                                     (7,012)         (7,012)
                                               --------        ---------       ----        --------        --------

Balance as of December 31, 2006                  92,228                -          -         (73,903)         18,538
                                               ========        =========       ====        ========        ========

*)   For the periods until the date of the business combination (November 2005)
     - restated to reflect the number of the Company's shares issued in exchange for each type of Tdsoft shares in the business combination - see Notes 3a and 12a.

**) Net of issuance expenses of $ 1,075 and $ 217 and $ 50 in 2006, 2005 and 2004, respectively.

The accompanying notes are an integral part of the consolidated financial statements.

                                                    VOCALTEC COMMUNICATIONS LTD.
                                                            AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

                                                                                    YEAR ENDED DECEMBER 31,
                                                                           ---------------------------------------
                                                                             2006            2005         *) 2004
                                                                           --------        -------        --------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net loss                                                                 $ (7,012)       $(6,630)       $ (5,686)
  Adjustments required to reconcile net loss to net cash used in operating activities:
    Depreciation and amortization                                             1,428            811             686
    Changes in the accrued liability for severance pay                         (697)            77             157
    Compensation expense related to shares and options issued to
      employees, net                                                            948            803             (32)
    Gain on sale of equipment                                                   (19)            (8)            (41)
    Loss (gain) on amounts funded in respect of severance pay                  (158)            14             (27)
    Decrease (increase) in trade receivables, net                              (868)           379            (233)
    Decrease (increase) in prepaid expenses and other receivables               610           (624)            (45)
    Decrease (increase) in inventories                                          (43)           500             628
    Increase (decrease) in trade payables                                      (483)          (423)            155
    Increase (decrease) in accrued expenses and other liabilities            (1,142)           295              67
    Increase (decrease) in deferred revenues                                      6             37            (141)
                                                                           --------        -------        --------

Net cash used in operating activities                                        (7,430)        (4,769)         (4,512)
                                                                           --------        -------        --------

CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchase of property and equipment                                           (335)          (308)           (189)
  Cash and cash equivalents resulting from the merger between
    VocalTec and Tdsoft (schedule A)                                              -            727               -
  Cash and cash equivalents resulting from the acquisition of
    Be-Connected (schedule B)                                                     -              -             (20)
  Proceeds from sale of property and equipment                                   26            109             229
  Investment in short term deposit                                           (3,000)             -               -
Amounts withdrawn (funded) in respect of
  severance pay funds, net                                                      847            (33)           (132)
                                                                           --------        -------        --------

Net cash provided by (used in) investing activities                          (2,462)           495            (112)
                                                                           --------        -------        --------

CASH FLOWS FROM FINANCING ACTIVITIES:
  Repayment of loan from shareholder                                         (1,031)             -               -
  Proceeds from issuance of shares upon exercise of stock options by
    employees                                                                   150            152               -
  Issuance of shares, net                                                    11,589              -               -
  Issuance expenses for Ordinary A shares                                         -              -             (50)
                                                                           --------        -------        --------

Net cash provided by (used in) financing activities                          10,708            152             (50)
                                                                           --------        -------        --------

Increase (decrease) in cash and cash equivalents                                816         (4,122)         (4,674)
Cash and cash equivalents at the beginning of the year                        5,138          9,260          13,934
                                                                           --------        -------        --------

Cash and cash equivalents at the end of the year                           $  5,954        $ 5,138        $  9,260
                                                                           ========        =======        ========

SUPPLEMENTAL CASH FLOWS INFORMATION:
  Cash paid during the year for income taxes                               $     27        $    10        $     21
                                                                           ========        =======        ========

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

                                                    VOCALTEC COMMUNICATIONS LTD.
                                                            AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

SCHDULE A:

CASH AND CASH EQUIVALENTS RESULTING FROM THE MERGER BETWEEN VOCALTEC AND TDSOFT

                                                           YEAR ENDED DECEMBER 31,
                                                 -------------------------------------------
                                                    2006             2005            2004
                                                 ----------        -------        ----------
Working capital deficiency, excluding cash        $        -       $ 3,708         $        -
Loan granted to VocalTec prior to the acquisition          -           341                  -
Accrued severance pay, net                                 -           261                  -
Property and equipment                                     -          (328)                 -
Intangible assets other than goodwill                      -        (3,896)                 -
Goodwill                                                   -        (7,237)                 -
Issuance of shares                                         -         7,878                  -
                                                  ----------       -------         ----------

                                                  $        -       $   727         $        -
                                                  ==========       =======         ==========

SCHEDULE B:

CHANGE IN CASH AND CASH EQUIVALENTS RESULTING FROM THE ACQUISITION OF
BE-CONNECTED

                                           YEAR ENDED DECEMBER 31,
                                         ---------------------------
                                         2006       2005       2004
                                         -----     ------     -----

Assets of business upon acquisition:

Inventories                              $   -     $    -      (236)
Trade receivables                            -          -       (64)
Fixed assets                                 -          -        (3)
Issuance of shares                                              496
Intangible assets                            -          -      (213)
                                         -----     ------     -----

                                         $   -     $    -     $ (20)
                                         =====     ======     =====

The accompanying notes are an integral part of the consolidated financial statements.

                                                    VOCALTEC COMMUNICATIONS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

NOTE 1:- GENERAL

     a. VocalTec Communications Ltd. ("VocalTec") and its subsidiaries ("the Company"), is a global provider of carrier-class multimedia and voice-over-IP solutions for communication service providers. The Company provides trunking, peering, access gateway and service delivery solutions that enable flexible deployment of next-generation networks (NGNs).

     b. On November 24, 2005, VocalTec acquired all of the issued and outstanding Ordinary shares of Tdsoft Ltd. ("Tdsoft"), a privately-held company organized in Israel, and as consideration issued to Tdsoft shareholders Ordinary shares of VocalTec constituting, immediately following such issuance, 75% of the issued and outstanding share capital of VocalTec. For accounting purposes, the transaction was accounted for as a reverse acquisition, with Tdsoft treated as the accounting acquirer. Accordingly, the acquisition was accounted for as a purchase business combination using Tdsoft's historical financial information and recording VocalTec acquired assets and assumed liabilities at fair value as of November 24, 2005 (see Note 3a).

     c. During 2006, 2005 and 2004, 31%, 34% and 46% of the Company's revenues, respectively, were derived from major customers (see Note
          14).

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

                                                    VOCALTEC COMMUNICATIONS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (CONT.)

     b.   Financial statements in U.S. dollars:

          The financial statements have been prepared in U.S. dollars ("dollar"), since the currency of the primary economic environment in which the operations of the Company are conducted is the dollar. Most of the Company's revenues are generated in dollar. In addition, a considerable portion of the Company's costs is incurred in dollars and the Company's financing is obtained in dollar. The Company's management believes that the dollar is the currency of the primary economic environment in which the Company operates. Thus, the functional and reporting currency of the Company is the dollar. Accordingly, the Company's and its subsidiaries' transactions and balances denominated in dollars are presented at their original amounts. Transactions and balances in other currencies have been remeasured into dollars in accordance with the guidance in Statements of the Financial Accounting Standard No. 52, "Foreign Currency Translation" ("SFAS No. 52").

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

          The representative rate of exchange for the new Israeli shekel ("NIS") and the U.S. dollar at December 31, 2006 was $ 1.00 = NIS 4.225 (December 31, 2005 - NIS 4.603 and December 31, 2004 - NIS 4.308).

     c.   Principles of consolidation:

          The consolidated financial statements include the accounts of the Company and its directly and indirectly wholly-owned subsidiaries. As of the balance sheet date the only significant subsidiary is Tdsoft Ltd.

                                                    VOCALTEC COMMUNICATIONS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (CONT.)

     d.   Business combination:

          Business combinations have been accounted for using the purchase method of accounting. Under the purchase method of accounting the results of operations of the acquired business are included from the effective date of acquisition. The costs to acquire companies, including transactions costs, have been allocated to the underlying net assets of the acquired company in proportion to their respective fair values. Any excess of the purchase price over estimated fair values of the identifiable net assets acquired has been recorded as goodwill.

     e.   Cash equivalents, restricted cash and short term bank deposits:

          Cash equivalents are short-term, highly liquid investments that are readily convertible to cash with original maturities of three months or less.

          Restricted cash is invested in highly liquid deposits, which are used as security for bank guarantees provided primarily to lessors of office premises and motor vehicles.

          Short term bank deposits with original maturities of more than three months but less than one year are presented as part of short-term investments. Such deposits are presented at cost including accrued interest. Interest on the deposits is recorded as financial income.

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

          Write-off of inventories for the years ended December 31,2006, 2005 and 2004 amounted to $0, $639 and $0, respectively.

     g.   Fair value of financial instruments:

          SFAS No. 107 "Disclosure about Fair Value of Financial Instruments", requires disclosure of an estimate of the fair value of certain financial instruments. The Company's financial instruments consist of cash and cash equivalents, short-term deposit, trade receivables, other accounts receivable, trade payables, other accounts payable and other liabilities. The estimated fair value of these financial instruments approximates their carrying value as of December 31, 2006 and 2005 due to the short term maturities of those instruments.

                                                    VOCALTEC COMMUNICATIONS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

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
Leasehold improvements                 Over the shorter of the term of the lease
                                              or the life of the asset *)

          *)   See also Note 11d.

     i.   Impairment and disposal of long-lived assets:

          The Company's amortizable long-lived assets are reviewed for impairment in accordance with Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the asset. If an asset is considered to be impaired, the impairment is measured by the difference between the carrying amount of the asset and its fair value. During the periods presented no impairment changes were recorded.

     j.   Intangible assets:

          Intangible assets include mainly goodwill technology, customers relations, customer contracts and other identifiable intangible assets acquired in connection with the purchase of businesses. Technology and other identifiable intangible definite lived assets are amortized over their estimated useful lives.

          The Company evaluates the amortization periods of all identifiable intangible assets to determine whether events or circumstances warrant revised estimates of useful lives.

          Under Statement of Financial Accounting Standard No. 142 "Goodwill and other Intangible Assets" ("SFAS 142") goodwill is no longer amortized but instead is tested for impairment at least annually (or more frequently if impairment indicators arise).

          SFAS No. 142 requires to compare the fair value of the reporting unit to its carrying amount on an annual basis to determine if there is a potential impairment. If the fair value of the reporting unit is less than its carrying value, an impairment loss is recorded to the extent that the implied fair value of the goodwill within the reporting unit is less than its carrying value. The fair value of the reporting unit is determined based on market capitalization. During the periods presented no impairment charges were recorded.

                                                    VOCALTEC COMMUNICATIONS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (CONT.)

     k.   Revenue recognition:

          The Company generates revenues from licensing the rights to use its software products, from the sale of its systems and from providing maintenance and support services. The Company's products are sold also to resellers, who are considered end-users for the purpose of revenue recognition (except as indicated below).

          Revenue from software products is recognized when all criteria outlined in SOP 97-2 are met: persuasive evidence of an arrangement exists, the product has been delivered, no significant obligation to the customer remains, the sales price is fixed or determinable and collectibility is reasonably assured. The Company does not grant a right of return to its customers.

          Revenue from sale of systems is recognized upon delivery to the end-user or the reseller. Provisions for warranty are made at the time of the sale. Such revenues are recognized in accordance with Staff Accounting Bulletin No. 104 "Revenue Recognition in Financial Statements" ("SAB No. 104")

          Where software arrangements involve multiple elements, revenue is allocated to each undelivered element based on vendor specific objective evidence ("VSOE") of the fair value of the undelivered element. The VSOE used by the Company to allocate the arrangement fees to support services and maintenance is based on the price charged when these elements are sold separately (upon renewal). Revenues for the delivered product are recorded based on the "residual method" presented by SOP 98-9, "Modification of SOP 97-2, Software Revenue Recognition With Resepct to Certain Transactions", whereby the reminder of the arrangement fee, after allocating revenue to undelivered elements as described above is allocated to the delivered product. Under the residual method revenue is recognized for the delivered elements when (1) there is VSOE of fair value on all the undelivered elements and (2) all revenue recognition criteria of SOP 97-2 are satisfied. Under the residual method any discount in the arrangement is allocated to the delivered element.

          When an arrangement provides for acceptance of the product by the customer, revenue is not recognized until such acceptance is received.

          In certain cases, when the company sells its products through resellers in new and emerging market channels for which no comparable history has been established, the Company recognizes revenues only when all obligations to the end user have been completed, provided all other revenue recognition criteria have been met.

          Arrangements including training and installation services are recognized only after the services are performed.

          Revenue from software maintenance and technical support contracts is recognized on a straight line basis over the term of the maintenance and support arrangement.

          Engineering services are recognized as services are performed

          Deferred revenue includes unearned amounts received under the maintenance and support contracts, and amounts received from customers but not recognized as revenues.

                                                    VOCALTEC COMMUNICATIONS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (CONT.)

          For the sale of systems the Company records at the time of sale a provision to cover the expected costs in order to honor its warranty obligation. As of December 31, 2006 and 2005 the warranty provision amounted to $ 20 and $ 180, respectively.

     l.   Research and development costs, net:

          Research and development costs, net of grants received, are charged to the statement of operations as incurred. Statement of Financial Accounting Standard No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed", ("SFAS No. 86"), requires capitalization of certain software development costs subsequent to the establishment of technological feasibility. Costs incurred by the Company between the establishment of technological feasibility and the point at which the products are ready for general release, have been insignificant. Therefore, all research and development costs have been expensed. Research and development grants were deducted from research and development costs (See m below).

     m.   Royalties-bearing grants

          Royalty-bearing grants from the Government of Israel and other governmental institutions for funding approved research and development projects are recognized at the time the Company is entitled to such grants, on the basis of the research and development costs incurred. Such grants are included as a deduction of research and development costs since at the time received it is not probable the Company will generate sales from these projects and pay the royalties resulting from such sales. For the grants received and deducted from the research and development costs - see Note 15.

                                                    VOCALTEC COMMUNICATIONS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (CONT.)

     n.   Income taxes:

          Income taxes are accounted for in accordance with Statement of Financial Accounting Standard No. 109, "Accounting for Income Taxes" ("SFAS No. 109"). This statement prescribes the use of the liability method whereby deferred tax asset and liability account balances are determined based on temporary differences between financial reporting and tax bases of assets and liabilities and for carry forward losses. Deferred taxes are measured using the enacted tax rates that will be in effect when the differences are expected to reverse. The Company provides a valuation allowance, to reduce deferred tax assets to their estimated realizable value.

     o.   Share-based compensation:

          Until January 1, 2006, the Company has elected to follow Accounting Principles Board Statement No. 25, "Accounting for Stock Options Issued to Employees" ("APB No. 25") and Financial Accounting standard Board (FASB) Interpretation No. 44, "Accounting for Certain Transactions Involving Stock Compensation" ("FIN No. 44") in accounting for its employee stock option plans. According to APB No. 25, compensation expense is measured under the intrinsic value method, whereby compensation expense is equal to the excess, if any, of the quoted market price of the stock over the exercise price at the grant date of the award. Forfeitures are accounted for as occurred.

          Effective January 1, 2006, the Company adopted FASB Statement No. 123 (revised 2004), "Share-Based Payment" ("SFAS 123(R)") , and related Securities and Exchange Commission rules included in Staff Accounting Bulletin No. 107, on a modified prospective basis. Under this method, compensation cost recognized in 2006 includes costs related to 1) all share-based payments granted prior to but not yet vested as of January 1, 2006, based on the grant-date fair value estimated in accordance with the original provisions of SFAS 123 and 2) all share-based payments granted subsequent to January 1, 2006 based on the grant-date fair value estimated in accordance with the provisions of SFAS 123(R). Results for prior periods have not been restated. Compensation cost for stock options is recognized ratably over the vesting period using the straight line method.

          SFAS No. 123(R) requires companies to estimate the fair value of equity based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service periods in the Company's consolidated income statements.

          As a result of adopting Statement 123(R) on January 1, 2006 the Company's loss before income taxes and net loss for the year ended December 31, 2006 are $585 higher, respectively, than if the Company had continued to account for share-based compensation under Opinion
          25. Basic and diluted loss per share for the year ended December 31, 2006 are $0.11 higher, respectively, than if the Company had continued to account for share-based compensation under Opinion 25.

                                                    VOCALTEC COMMUNICATIONS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (CONT.)

          The Company estimates the fair value of stock options on the grant date using the Black-Scholes option-pricing model with the following weighted average assumptions:

                                     2006             2005             2004
                                  ---------        ----------       ---------

Dividend yield                        0%               0%               0%
Expected volatility                  105%             102%             94%
Risk-free interest rate              4.9%             4.4%             3.9%
Weighted average expected life    4.6 years        4.17 years       5.0 years
Forfeiture rate                      7.5%              -                -

          The Company is required to assume a dividend yield as an input in the Black-Scholes model. The dividend yield assumption is based on Company's historical and expectation of future dividend. The dividend yield used for the twelve months ended December 31, 2006 was 0%, as the Company does not expect to pay dividend over the option terms.

          The weighted average volatility used for the twelve months ending December 31, 2006 was 105%. This assumption is based on the historical volatility of the Company's stock over a period equal to the expected life of the option.

          The risk-free interest rate assumption is based on observed interest rates appropriate for the term of the Company's employee stock options. Weighted average interest rate used for the twelve months ended December 31, 2006 was 4.9%.

          The Company determined the expected life of the options according to the "simplified method" allowed under SAB107, which is the average of the vesting and the contractual term of the Company's stock options. Expected life used for the twelve months ended December 31, 2006 was
          4.6 years.

          The computation of the forfeiture rate is based on the historical observation of employees pre-vesting termination behavior.

          The Company's aggregate compensation cost for the twelve months ended December 31, 2006 totaled $948.

                                                    VOCALTEC COMMUNICATIONS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (CONT.)

          The following table illustrates the effect on net and net earnings loss per share, assuming that the Company had applied the fair value recognition provisions of SFAS 123 to options granted under the Company's stock options plans in all periods presented prior to the adoption of SFAS 123(R). For purposes of this pro forma disclosure, the value of the options is estimated using a Black-Scholes-Merton option-pricing model and amortized to expense over the options' vesting periods using the accelerated attribution method.

                                                             YEAR ENDED DECEMBER 31
                                                             -----------------------
                                                               2005            2004
                                                             --------        -------
Net loss as reported                                         $ (6,630)       $(5,686)

Add: stock based employee compensation expense
  (reversal income) included in reported net loss for
  the year                                                        803            (32)
Deduct: stock based employee compensation expense
  reversal income determined under fair value method
  for all options granted                                      (1,129)          (220)
                                                             --------        -------

Pro forma net loss                                           $ (6,956)       $(5,938)
                                                             ========        =======

Accretion of redeemable convertible Preferred shares         $   (348)       $(3,256)
Induced conversion of convertible Preferred shares            (17,406)             -
                                                             --------        -------
Cumulative dividend on convertible preferred shares            (2,585)             -
                                                             --------        -------

Pro forma net loss attributable to common shareholders       $(27,295)       $(9,194)
                                                             ========        =======

Basic and diluted net loss per Ordinary share:
  Net loss per Ordinary share as reported                    $ (34.05)       $(24.16)
  Pro forma net loss per Ordinary share                      $ (34.46)       $(24.84)

          The Company's additional disclosures required by SFAS 123(R) are provided in Note 12.

          As of December 31, 2006, the total unrecognized estimated compensation cost related to non-vested stock options granted prior to that date was $2,545, which is expected to be recognized over a period of up to four years. The total intrinsic value of stock options exercised during 2006 was $102. The Company recorded cash received from the exercise of stock options of $150 during the year ended December 31, 2006.

                                                    VOCALTEC COMMUNICATIONS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (CONT.)

     p.   Severance pay:

          The Company's liability for severance pay for its Israeli employees is calculated pursuant to Israel's Severance Pay Law and employment agreements based on the most recent salary of the employees. The Company's liability for all of its employees, is fully covered for by monthly deposits with insurance policies and by an accrual. The value of these insurance policies is recorded as an asset in the Company's balance sheet.

          The deposited funds include profits accumulated up to the balance sheet date. The deposited funds may be withdrawn only upon the fulfillment of the obligation pursuant to Israel's Severance Pay Law or labor agreements. The value of the deposited funds is based on the cash surrendered value of these funds and includes immaterial profits.

          Severance expense for the years ended December 31, 2006, 2005 and 2004 amounted to approximately $ 170, $ 77 and $ 157, respectively.

     q.   Concentration of credit risks:

          Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, restricted cash, marketable securities and trade receivables.

          Cash and cash equivalents and the short term deposit are invested in U.S. dollars with major banks in the United States and in Israel. Management believes that the financial institutions that hold the Company investments are financially sound and, accordingly, minimal credit risk exists with respect to these investments.

          The Company's trade receivables are generally derived from sales of products and services rendered to large and solid organizations located primarily in Europe, North America, and the Far East. The Company performs ongoing credit evaluations of its customers. To date the Company has not experienced any material losses in respect of its trade receivable. For new customers, the Company may require a letter of credit or. An allowance for doubtful accounts is determined based on Management's estimation and historical experience.

          Expense resulting from the net increase in the allowance for doubtful accounts was $ 70, $ 0 and $ 38 for the years ended December 31, 2006, 2005 and 2004, respectively.

          As of December 31, 2006, there is no significant off-balance sheet concentration of credit risk such as foreign exchange contracts, options contracts or other foreign hedging arrangements.

                                                    VOCALTEC COMMUNICATIONS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (CONT.)

     r.   Net loss per share:

          Basic net loss per share is computed using the weighted average number of Common shares outstanding during the period, and excludes any dilutive effects of options. Diluted net loss per share is computed using the weighted average number of Common shares plus dilutive potential shares of Ordinary stock considered outstanding during the period. In accordance with Emerging Issues Task Force Issue 03-6 "Participating Securities and the Two-Class Method under FASB Statement No. 128" ("EITF 03-6"), participating convertible securities are excluded from the computation since there is no contractual obligation for these securities to share in the Company net loss.

          In the years ended December 31, 2006, 2005 and 2004, all outstanding stock options and in the years ended December 31, 2005 and 2004 also all the series of Preferred shares have been excluded from the calculation of the diluted net loss per Ordinary share since such securities were anti-dilutive.

     s.   Recently issued Accounting Standards:

          In September 2006, the Financial Accounting Standards Board ("FASB") issued SFAS No. 157, "Fair Value Measurements". This Standard defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. The Company has not yet determined the effect that adoption of SFAS No. 157 will have on its consolidated Financial Statements.

          In June 2006, the FASB issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" ("FIN 48"), an interpretation of SFAS 109, "Accounting for Income Taxes". FIN 48 prescribes a comprehensive model for how companies should recognize, measure, present and disclose, in their financial statements uncertain tax positions taken or expected to be taken on a tax return. Under FIN 48, tax positions shall initially be recognized in the financial statements when it is more-likely-than-not the position will be sustained upon examination by the tax authorities. Such tax positions shall initially and subsequently be measured as the largest amount of tax benefit that is greater than 50% likely of being realized upon ultimate settlement with the tax authority assuming full knowledge of the position and all relevant facts. FIN 48 also revises disclosure requirements to include an annual tabular rollforward of unrecognized tax benefits. The provisions of this Interpretation are required to be adopted for fiscal periods beginning after December 15, 2006. The Company will be required to apply the provisions of FIN 48 to all tax positions upon initial adoption with any cumulative effect adjustments to be recognized as an adjustment to retained earnings. The Company has not yet determined the effect of adoption of FIN No. 48 will have on its consolidated Financial Statements.

                                                    VOCALTEC COMMUNICATIONS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (CONT.)

          In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities," ("SFAS No. 159"), which permits companies to choose to measure certain financial instruments and other items at fair value that are not currently required to be measured at fair value. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. The Company will adopt SFAS No. 159 no later than January 1, 2008. The Company has not yet determined the effect that the adoption of SFAS No. 159 will have on its consolidated financial statements.

     t.   Reclassification:

          Certain figures from prior years have been reclassified in order to conform to the 2006 presentation.

                                                    VOCALTEC COMMUNICATIONS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

NOTE 3:- BUSINESS COMBINATION

     a.   TdSoft:

          On November 24, 2005 VocalTec acquired all the issued and outstanding Ordinary shares of Tdsoft Ltd. ("Tdsoft"), a provider of Voice over IP gateways for carriers, in consideration for issuance of shares to Tdsoft shareholders representing as of the closing date of the transaction 75% of the issued and outstanding share capital of VocalTec. As a result, Tdsoft became a wholly-owned subsidiary of VocalTec. Although the merger with Tdsoft was formed as a merger of Tdsoft into VocalTec, immediately after the merger the shareholders of Tdsoft held the majority of VocalTec outstanding Ordinary shares. Accordingly, for accounting and financial reporting purposes, the merger was treated as a reverse acquisition of VocalTec by Tdsoft under the purchase method of accounting pursuant to Statement of Financial Accounting Standard No. 141 "Business Combination" ("SFAS 141"). The financial statements of the combined company reflect the financial statements of Tdsoft on a historical basis and include the results of operations and cash flows of VocalTec from November 24, 2005. However, Tdsoft's shareholders' equity was restated retroactively to reflect the transaction as a reverse recapitalization. As such, all share capital (number and amounts) reflect Vocaltec shares exchanged for the Tdsoft shares existing at each relevant date.

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

Number of shares of VocalTec outstanding as of November 24, 2005                     $1,162,142
                                                                                     ==========

VocalTec's average share price for the two trading days before through the two trading days after October 28, 2005, the date VocalTec and Tdsoft announced
  their merger                                                                             6.77
                                                                                     ==========

Fair value of VocalTec's Ordinary shares                                             $    7,869
Fair value of 186,597 VocalTec share options *)                                             226
Transaction costs of Tdsoft                                                                 138
                                                                                     ----------

Purchase price                                                                       $    8,233
                                                                                     ==========

          *) The fair value of the options was determined based on the Black & Scholes options pricing model.

                                                    VOCALTEC COMMUNICATIONS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

NOTE 3:- BUSINESS COMBINATION (CONT.)

          The purchase price was allocated based on an estimate of the fair value of the assets acquired and the liabilities assumed as of November 24, 2005, as follows:

Current assets                                            $  2,009
Severance pay funds                                          1,123
Equipment                                                      328
                                                          --------

TOTAL tangible assets                                        3,460
                                                          --------

Identifiable intangible assets:
  Current Essentra technology (7 years useful life)          1,963
  Current VEA technology (2 years useful life)                 123
  Customer contract (1 year useful life)                       372
  Customer relations (7 years useful life)                     887
  Trade name (10 years useful life)                            301
  Patents (10 years useful life)                               250
  Goodwill (*)                                               6,950
                                                          --------

TOTAL intangible assets acquired                            10,846
                                                          --------

TOTAL tangible and intangible assets acquired               14,306
                                                          --------

TOTAL liabilities assumed (*)                               (6,073)
                                                          --------

Net assets acquired                                       $  8,233
                                                          ========

          (*) After reduction of $287 due to adjustments to the estimated fair value of the inventory acquired and certain liabilities assumed, mainly the accrued expenses with respect to office lease.

          The resulting goodwill is attributed but is not limited to the synergistic value and potential benefits that could be realized by the Company from the acquisition, as well as VocalTec's skilled and specialized workforce. The goodwill is not deductible for tax purposes. In accordance with Statement of Financial Accounting Standards No. 142 ("SFAS 142") "Goodwill and Other Intangible Assets", goodwill arising from acquisition will not be amortized.

          Values assigned to intangible assets were determined using the income approach by discounting the future cash flows an asset will generate over its remaining useful life. Current assets and liabilities were recorded at their carrying value since such carrying amounts were proxies for their market values due to their short-term maturities.

                                                    VOCALTEC COMMUNICATIONS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

NOTE 3:- BUSINESS COMBINATION (CONT.)

     b.   Be-Connected:

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

          The acquisition was accounted for using the purchase method under SFAS No. 141. The purchase price was allocated to those assets acquired based on the estimated fair value of those assets as of the acquisition date, as follows:

Current assets                                                                      $  300
Property and equipment                                                                   3
Identifiable intangible assets:
  Technology (11 years useful life)*                                                   182
  Customer backlog (1 year useful life)                                                  3
  Customer relationship (5 years useful life)                                           28
                                                                                    ------

Assets acquired                                                                     $  516
                                                                                    ======

Excess of net fair value over purchase price allocated to none-current assets       $1,197
                                                                                    ======

          (*) In 2005 the Company changed estimated useful life acquired technology from 11 to 5 years.

     c.   Supplemental pro forma information (unaudited):

          The unaudited pro forma information regarding 2005 and 2004 presents the results of operations of Tdsoft after giving effect to the merger with Vocaltec in 2005 and the acquisition of Be-Connected in 2004, and includes the effect of amortization of intangible assets from these dates. The pro forma information is based upon the historical financial statements of VocalTec, TdSoft and Be-Connected. The pro forma data does not incorporate, nor does it assume, any benefits from cost savings or synergies of the combined companies. The pro forma data is presented for comparative purposes only and is not necessary indicative of the operating results that would have occurred had the merger been consummated at the dates indicated, nor are they necessarily indicative of future operating results or financial conditions.

                                                    VOCALTEC COMMUNICATIONS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

NOTE 3:- BUSINESS COMBINATION (CONT.)

                                                                     YEAR ENDED
                                                                     DECEMBER 31,
                                                             ---------------------------
                                                                 2005             2004
                                                             ------------       --------
                                                                     (UNAUDITED)
                                                             ---------------------------
Sales                                                        $      8,427       $  9,987
                                                             ============       ========

Operating loss                                               $    (16,833)      $(20,227)
                                                             ============       ========

Net loss                                                     $    (15,137)      $(19,893)
                                                             ============       ========

Basic and diluted net loss per Ordinary share                $     (19.28)      $ (15.11)
                                                             ============       ========

Weighted average number of Ordinary shares used in
   computation of basic and diluted net loss per share              1,840          1,532
                                                             ============       ========

NOTE 4:- SHORT TERM DEPOSIT

     Includes a bank deposit in U.S. dollars, bearing an annual weighted average interest rate of 5.2% per annum.

NOTE 5:- PREPAID EXPENSES AND OTHER ACCOUNTS RECEIVABLE

                                              DECEMBER 31,
                                           -------------------
                                            2006         2005
                                           ------       ------

Prepaid expenses                           $  112       $  105
Research and development
  participation and grants receivable         460          970
Government authorities                        162          226
Other                                          34           86
                                           ------       ------

                                           $  768       $1,387
                                           ======       ======

NOTE 6:- INVENTORIES

                                        DECEMBER 31,
                                      -----------------
                                       2006        2005
                                      ------       ----

Components and work in progress       $  538       $752
Finished goods **)                       560        199
                                      ------       ----

                                       1,098       $951
                                      ======       ====

          *) Write-off of inventories for the years ended December 31, 2006, 2005 and 2004 amounted to $ 0, $ 757 and $ 0, respectively.

          **) As of December 31, 2006 and 2005, $ 560 and $ 199, respectively, finished goods were delivered to customers' sites and were not recognized as cost of sales since revenue recognition criteria for the related sales have not been met.

                                                    VOCALTEC COMMUNICATIONS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

NOTE 7:- PROPERTY AND EQUIPMENT, NET

                                                                   DECEMBER 31,
                                                               -------------------
                                                                2006         2005
                                                               ------       ------
Cost:
  Computers and related equipment                              $4,409       $4,083
  Office furniture, equipment and leasehold improvements        1,304        1,295
  Motor vehicle                                                    29          122
                                                               ------       ------

                                                                5,742        5,500

Less - accumulated depreciation                                 4,854        4,418
                                                               ------       ------

Depreciated cost                                               $  888       $1,082
                                                               ======       ======

     Nearly all of the property and equipment is located in Israel.

     Depreciation expense was $ 522, $ 581 and $ 484 for the years ended December 31, 2006, 2005 and 2004, respectively.

NOTE 8- GOODWILL AND OTHER INTANGIBLE ASSETS

                                                                           DECEMBER 31,
                                                                       --------------------
                                                                        2006          2005
                                                                       ------       -------
Cost:
  Technology, customer relations and other intangible assets (1)       $4,859       $ 4,859
Accumulated amortization:
  Technology, customer relations and other intangible assets (1)        1,812           906
                                                                       ------       -------

                                                                        3,047         3,953
                                                                       ------       -------

Goodwill                                                                6,950         7,237
                                                                       ------       -------

Amortized cost                                                         $9,997       $11,190
                                                                       ======       =======

     1. The future annual estimated amortization expense in the next 5 years relating to VocalTec's amortizable intangible assets existing as of December 31, 2006, is approximately as follows:

                       TOTAL
                    AMORTIZATION
                  ----------------
2007                   $ 566
2008                     511
2009                     462
2010                     462
2011                     462

                                                    VOCALTEC COMMUNICATIONS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

NOTE 8:- GOODWILL AND OTHER INTANGIBLE ASSETS (CONT.)

     2. The changes in the carrying amount of goodwill for the period ended December 31, 2006 is as follows:

Balance as of December 31, 2004                                  $     -
                                                                 -------

Newly consolidated Company                                         7,237

Balance as of December 31, 2005                                  $ 7,237

Adjustment to the initial allocation of the purchase price
  resulted from changes in the estimated fair value of
  Vocaltec assets acquired and liabilities assumed (see
  note 3a)                                                          (287)
                                                                 -------

Balance as of December 31, 2006                                  $ 6,950
                                                                 =======

     3. Amortization expenses amounted to approximately $ 906, $ 230 and $ 206 for the years ended December 31, 2006, 2005 and 2004, respectively.

     4. In 2005, Tdsoft changed the estimated useful life of the acquired technology acquired, as part of the Be-Connected asset purchase from May 2004 from 11 years to 5 years (see Note 3b) in order to reflect the expected useful life of the assets as a result of the rapid changes in the industry. Accordingly, the amortization expenses were increased by $ 20 in 2005.

NOTE 9:- ACCRUED EXPENSES AND OTHER ACCOUNTS PAYABLE

                                           DECEMBER 31
                                       -------------------
                                        2006         2005
                                       ------       ------

Employees and payroll accruals         $  948       $  773
Accrued expenses                          303          777
Accrued vacation pay                      620          778
Government Institutions                   962          911
Office lease                               97          288
Directors and officers insurance            -          438
Other                                      66          163
                                       ------       ------

                                       $2,996       $4,128
                                       ======       ======

NOTE 10- LOAN FROM SHAREHOLDER

     In July 2005, the Company received a bridge loan in the amount of $ 1,000 from Deutsche Telekom, one of its major shareholders prior to the merger with Tdsoft Ltd. The loan bears interest at the rate of 7.05% per annum payable along with the principal in July 2006. In connection with the loan, the Company agreed to put the source code of one of its products in escrow in favor of Deutsche Telekom and not to create, without the approval of Deutsche Telekom, any security interest over such source code. During July 2006, the loan was fully repaid, including accrued interest.

                                                    VOCALTEC COMMUNICATIONS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

NOTE 11:  COMMITMENTS AND CONTINGENCIES

     a. In connection with its research and development activities through December 31, 2006, the Company received and accrued participation payments from the Office of the Chief Scientist of the Ministry of Industry and Trade in Israel ("OCS"). In return for the Government of Israel's participation, the Company is committed to pay royalties at a rate of 3.5% - 4.5% of sales of the developed product, up to 100% of the amount of grants received linked to the U.S. dollar (for grants received under programs approved subsequent to January 1, 1999, 100% plus interest at LIBOR).

          The Company's total contingent liability for royalties payable to the OCS with respect to future sales, based on Government of Israel participations received or accrued, net of royalties paid or accrued, totaled approximately $ 19,322 as of December 31, 2006 and $17,128 as of December 31, 2005. The obligation to pay these royalties is contingent on actual sales of the products, and in the absence of such sales, no payment is required.

          Cost of sales includes royalties paid and accrued to the Government of Israel in the amount of $ 201, $ 63 and $ 67 for the years ended December 31, 2006, 2005, and 2004, respectively.

     b. In April 2005, Tdsoft entered into a co-operation and project funding agreement effective as of December 1, 2004, with Nuera Communications, Inc. ("Nuera") and the Israel-United States Bi-national Industrial Research and Development Fund ("BIRD"), for the development of "Next Generation VoIP Gateway" with certain funding assistance from the BIRD.

          Under the agreement, Tdsoft shall be reimbursed by the BIRD for 50% of its research and development expenses, up to an aggregate amount of $
          770. In accordance with the agreement with BIRD, Tdsoft is obligated to pay royalties at the rate of 5% of the sales of the developed products up to a maximum of 150% of the amount received depending of the year following the termination of the agreement in which the participation is fully paid. During 2006 and 2005, grants received and accrued from BIRD amounted to $ 21 and 749, respectively. Tdsoft's contingent liability to the BIRD amounts to approximately $ 770. The obligation to pay these royalties is contingent on actual sales of the products, and in the absence of such sales, no payment is required.

          The Company has no future commitments for royalties in respect of other participations received.

     c. Certain allegations, mainly for patent infringement and breach of contract have been made against VocalTec Ltd., Tdsoft Ltd. or its U.S. subsidiary. These allegations have not resulted in any action brought against the Company. The Company's management does not believe that it is probable that the above mentioned allegations will result in a loss to the Company. Accordingly, no provision was recorded with respect to these allegations.

                                                    VOCALTEC COMMUNICATIONS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

NOTE 11:  COMMITMENTS AND CONTINGENCIES (CONT.)

     d. The Company's facilities in Israel are rented under operating leases with different periods ending through April 2010 (with renewal option). Rent expense amounted to $ 256, $ 308 and $ 368 for the years ended December 31, 2006, 2005 and 2004, respectively. Annual minimum rental commitments under non-cancelable leases at balance sheet date are approximately as follows:

          2007                   $   415
          2008                       468
          2009                       468
          2010                       117
                                 -------

          Total                  $ 1,468

          The Company also maintains motor vehicle leases. The total liability for early termination of such leases is approximately $ 48. Motor vehicle lease expense amounted to $ 470, $ 390 and $ 130 for the years ended December 31, 2006, 2005 and 2004, respectively.

     e. Under the purchase agreement with Be-Connected (see Note 3b), the bank provided the shareholders of Be-Connected on behalf of Tdsoft a bank guarantee of $ 500, in respect of certain guarantees that a shareholder of Be-Connected gave to its customers. $ 140 out of the $ 500 expired in November 2006, the other $ 360 will expire in May 2009.

     f. The bank provided with respect to offices lessors bank guarantee on behalf of Tdsoft, in the amount of $ 166.

          The bank provided certain lessors bank guarantees in the total amount of $ 140 on behalf of the Company, primarily in connection with its offices and motor vehicles.

NOTE 12:- SHARE CAPITAL

     a.   Share capital

     1. All Ordinary shares of the Company have the same rights. Dividends declared by the company will be distributed to shareholders in proportion to their holdings. If the Company is liquidated, after satisfying liabilities to creditors, the Company's assets will be distributed to the holders of Ordinary shares in proportion to their holdings.

          Holders of Ordinary shares have one vote for each paid-up Ordinary share on all matters submitted to a vote of our shareholders. These voting rights may be affected by the grant of any special voting rights to the holders of a class of shares with preferential rights that may be authorized in the future.

                                                    VOCALTEC COMMUNICATIONS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

NOTE 12:- SHARE CAPITAL (CONT.)

     2. Pursuant to an amendment to the articles of association of Tdsoft, which amendment was adopted immediately prior to the consummation of the business combination between VocalTec and TdSoft in November 2005, all series of convertible Preferred shares were converted into Ordinary shares of TdSoft. Immediately after, all the Ordinary shares of TdSoft were exchanged for VocalTec Ordinary shares. The conversion ratio was established for each class of shares. The group of the founders and the employees of the Company received a preferred conversion ratio, according to which the founders and the employees received approximately twice the amount received by the other Ordinary shareholders. Accordingly the Company recorded stock-based compensation in the amount of $ 870, of which $ 803 was recorded in the statement of operations in 2005.

          In addition, the Preferred shareholders also received a preferred conversion ratio over the Ordinary Shares, although the original terms of the convertible Preferred shares provided for a conversion at the ratio of 1:1. Consequently, as required by EITF D-42, "The Effect on the Calculation of Earnings per Share to the Redemption or Induced Conversion of Preffered Stock" and EITF D-53, "Compatation of Earnings per Share for a Period that Includes a Redemption or an Induced Conversion of a Portion of a Class of Preffered Stock", the financial statements for the year ended December 31, 2005 include an amount of $ 17,406 attributed to the value of the incremental number of Ordinary shares received by the holders of the preferred stock upon the conversion of the preferred stock as part of the business combination with VocalTec.

          All the share stock amounts have been restated to reflect the Ordinary shares received as part of the business combination, as described in
          Note 3a.

     3. Prior to the conversion and exchange of all the shares of TdSoft, the holders of series B and C Preferred shares of Tdsoft had certain redemption rights. In February 2005, all redemption rights were waived and the redeemable convertible Preferred shares were converted into convertible Preferred shares.

          The Preferred shares also held certain liquidation preferences over Ordinary shares (Preferred C prior to Preferred A and Preferred B, Preferred A and B prior to all Ordinary shares and Ordinary A shares prior to Ordinary shares), and were convertible into Ordinary shares as follows: each series A Preferred share, series B and B-2 Preferred share and series C Preferred share was convertible at any time into an Ordinary share at the option of the holder.

          In addition, holders of series A, series B, series B-2 and series C convertible Preferred shares were entitled to receive cumulative dividends in preference to the holders of Ordinary and Ordinary A shares at the rate of 8% per annum. Such dividends would accrue quarterly for the benefit of the holders of the Preferred shares.

     4. On November 25, 2005, the Company effected a reverse split of its issued and outstanding share capital of 1:13. All the stock share amounts were adjusted to reflect the reverse split.

                                                    VOCALTEC COMMUNICATIONS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

NOTE 12:- SHARE CAPITAL (CONT.)

     b. In May 2006 the Company issued in a private placement in consideration for $ 4,591, net of issuance expenses of $ 548, 935,000 Ordinary Shares and warrants to purchase up to 424,050 Ordinary Shares at an exercise price of $ 7.9 per share. The warrants became exercisable 6 months after issuance and will remain exercisable until the fifth anniversary of the date of issuance. According to the agreements, the investors have the right to receive payment for liquidated damages if a registration statement on Form F-3 is not declared effective within 60 days from the date of the closing and/or the failure to maintain the registration Statement effective. The liquidated damages will be in the amount of 0.0333% of the purchase price paid by the investors for each day of delay up to 10% of the proceeds received. The shares and shares to be derived from the warrants were registered for trading on NASDAQ on May 22, 2006. As of December 31, 2006 no liability was recorded in respect of the liquidated damages as the Company does not deem it probable that such liquidated damages will be made.

          In December 2006 the Company decided to reduce the exercise price of the warrants issued by the Company to the investors from $7.9 per share to $6.87 per share - the closing price of the Company's ordinary shares on the Nasdaq Capital Market at the close of business immediately prior to execution of the agreement relating to the May 2006 issuance. The benefit of $37 to the warrant holders from the aforementioned reduction in the exercise price was recorded as a preferred dividend to the warrant holders.

          As of December 31, 2006, none of these warrants were exercised into the Company's ordinary shares.

     c. In November 2006 the Company issued in a private placement in consideration for $ 6,998, net of issuance expenses of $ 527, 1,750,000 Ordinary Shares and warrants to purchase up to 1,400,000 Ordinary Shares at an exercise price of $ 5.5 per share. The warrants are exercisable during a period ending June 30, 2011. The shares were registered for trading on NASDAQ on December 4, 2006. As of December 31, 2006, none of these warrants were exercised into the Company's ordinary shares.

     d.   Share option plans:

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

                                                    VOCALTEC COMMUNICATIONS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

NOTE 12:- SHARE CAPITAL (CONT.)

          In August 2005, the board of directors of VocalTec resolved to transfer to the VocalTec 2003 Master Stock Option Plan all of the shares then available for grants of options under the other VocalTec option plans. Pursuant to the business combination, the number of shares underlying the 2003 Master Stock Option Plan was increased by 576,923 to a total of 1,038,462 shares, and VocalTec adopted each of Tdsoft's option plans, such that all outstanding options granted under the various Tdsoft option plans to purchase Ordinary shares of Tdsoft were assumed by VocalTec, except that the Tdsoft Ordinary shares underlying such options were replaced by VocalTec's Ordinary shares in amounts and for exercise prices in accordance with the conversion ratio set forth in the agreement for the business combination (and which options continued to be subject, except as set forth herein, to the terms of the Tdsoft option plans under which they were granted).

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

          As of December 31, 2006, 357,670 share options are still available for future grants under the Company's existing plans, including an annual increase of 180,000 share options approved by the 2006 annual general meeting of the shareholders. Options which are cancelled or forfeited before expiration, become available for future grants.

                                                    VOCALTEC COMMUNICATIONS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

NOTE 12:- SHARE CAPITAL (CONT.)

          A summary of the Company's share option activity under the plans is as follows:

                                           YEAR ENDED DECEMBER 31,
                            --------------------------------------------------
                                      2005                        2004
                            ----------------------       ---------------------
                                           WEIGHTED                    WEIGHTED
                                           AVERAGE                      AVERAGE
                            AMOUNT OF      EXERCISE     AMOUNT OF      EXERCISE
                            OPTIONS *)      PRICE       OPTIONS *)      PRICE
                            --------        ------       -------        ------

Outstanding -
   beginning of year          52,315        $ 8.05        49,776        $ 8.68
Granted                      860,416        $11.92        15,372        $ 3.50
Exercised                    (17,979)       $ 8.44             -        $    -
Forfeited                    (25,852)       $44.51       (12,833)       $ 5.04
                            --------                     -------

Outstanding - end of
   year                      868,900        $10.79        52,315        $ 8.05
                            ========        ======       =======        ======

Options exercisable -
   end of year               214,817        $26.68        22,357        $11.57
                            ========        ======       =======        ======

          *) The number and the exercise price of the options were restated to reflect such amounts and exercise prices as adjusted in business combination.

                                      YEAR ENDED DECEMBER 31, 2006
                              --------------------------------------------
                                                       WEIGHTED
                                          WEIGHTED      AVERAGE
                                           AVERAGE     REMAINING    AGGREGATE
                             AMOUNT OF    EXERCISE    CONTRACTUAL   INTRINSIC
                              OPTIONS       PRICE        TERM        VALUE
                              -------       -----        ----        -----

Outstanding -
   beginning of year          868,900        $10.79
Granted                       148,870        $ 5.62
Exercised                     (29,776)       $ 5.04
Forfeited                    (278,141)       $14.24
                             --------        ------

Outstanding - end of
   year                       709,853        $ 8.60       6.14       $   27
                             ========        ======       ====       ======
Vested and expected to
   vest - end of year         608,713        $ 6.14       6.11       $   26
                             ========        ======       ====       ======
Options exercisable -
   end of year                227,986        $ 7.13       5.77       $   17
                             ========        ======       ====       ======





          The weighted average fair values of the options granted during 2006, 2005 and 2004, were $ 3.22, $ 3.42 and $ 0.38, respectively. The total intrinsic value of options exercised during the year ended December 31,2006 was $102. All options were granted at an exercise price equal to the market value of the share at the date of grant.

          The following table summarizes information about options outstanding and exercisable at December 31, 2006:

                                  OPTIONS OUTSTANDING                 OPTIONS EXERCISABLE
                                 ----------------------       ----------------------------------
                                                WEIGHTED-
                                  AMOUNT         AVERAGE      WEIGHTED      AMOUNT       WEIGHTED
                               OUTSTANDING AT    REMAINING    AVERAGE    OUTSTANDING AT  AVERAGE
   RANGE OF                     DECEMBER 31,    CONTRACTUAL  EXERCISE     DECEMBER 31,   EXERCISE
EXERCISE PRICES                   2006             LIFE       PRICES         2006         PRICES
-----------                      -------           ----       -------       -------       -------
                                                  (YEARS)
                                                   ----
$ 3.00-7.50                      649,935           6.35       $  5.42       171,565       $  5.42
$ 7.50-18.75                      18,969           4.78       $ 11.07        16,216       $  9.97
$ 18.75-46.88                     20,934           5.21       $ 26.59        20,430       $ 26.26
$ 46.88-117.20                    17,919           2.21       $ 84.33        17,679       $ 84.68
$ 117.20-224.25                    2,096           2.80       $154.79         2,096       $154.79
                                 -------                                    -------       -------

                                 709,853           6.14       $  8.60       227,986       $ 15.07
                                 =======                                    =======       =======

                                                    VOCALTEC COMMUNICATIONS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

NOTE 13:- NET LOSS PER SHARE

          The following table sets forth the computation of basic and diluted net loss per Ordinary share:

                                                                      YEAR ENDED DECEMBER 31,
                                                             --------------------------------------
                                                               2006           2005            2004
                                                             -------        --------        -------
Numerator:
  Net loss                                                   $(7,012)       $ (6,630)       $(5,686)
  Accretion of redeemable convertible Preferred shares             -            (348)        (3,256)
  Induced conversion of convertible Preferred shares               -         (17,406)             -
  Cumulative dividend on convertible preferred shares              -          (2,585)             -
  Dividend in respect to reduction in exercise price
     of certain warrants                                         (37)
                                                             -------        --------        -------

Net loss attributable to common shareholders after
   allocation of undistributed earnings to convertible
   Preferred shares                                          $(7,049)       $(26,969)       $(8,942)
                                                             =======        ========        =======

Denominator:
  Weighted average number of Ordinary shares
     outstanding during the year used to compute basic
     and diluted net loss per Ordinary share                   5,436             792            370
                                                             =======        ========        =======

Basic and diluted net loss per Ordinary share                $ (1.30)       $ (34.05)       $(24.16)
                                                             =======        ========        =======

NOTE 14:- GEOGRAPHIC AND MAJOR CUSTOMERS INFORMATION

     The Company manages its business on a basis of one reportable segment. The Company follows the guidance in Statement of Financial Accounting Standards No. 131, "Disclosure about Segment of an Enterprise and Related Information".

                                                              YEAR ENDED DECEMBER 31,
                                                         --------------------------------
                                                          2006         2005         2004
                                                         ------       ------       ------
Sales classified by geographic areas based on end-
  customer location:
  Europe                                                 $4,299       $2,718       $1,599
  Americas (principally United States)                      770          992          655
  Asia                                                      882          275          567
  Israel                                                    540          608        1,331
  Africa and Middle East                                    789            -            -
                                                         ------       ------       ------

                                                         $7,280       $4,593       $4,152
                                                         ======       ======       ======

                                                    VOCALTEC COMMUNICATIONS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

NOTE 14:- GEOGRAPHIC AND MAJOR CUSTOMERS INFORMATION (CONT.)

                                                                   YEAR ENDED DECEMBER 31,
                                                       --------------------------------------------
                                                           2006              2005            2004
                                                       ------------      ------------    ----------
                                                                              %
                                                       -------------------------------------------
 Sales to a single customer exceeding 10%:*)
   Customer A                                               13                18                *)
   Customer B                                               *)                *)                12
   Customer C                                               *)                *)                11
   Customer D                                               *)                16                13
   Customer E                                               *)                *)                10
   Customer F                                               18                *)                *)

*)   Less than 10%

NOTE 15:- RESEARCH AND DEVELOPMENT, NET

                                             YEAR ENDED DECEMBER 31,
                                        --------------------------------
                                         2006         2005         2004
                                        ------       ------       ------

Research and development expenses       $5,439       $5,669       $5,474
Less- participations from:
  OCS                                      799          557            -
  BIRD                                      21          749            -
                                        ------       ------       ------

                                        $4,619       $4,363       $5,474
                                        ======       ======       ======

NOTE 16:- FINANCIAL INCOME, NET

                                                              YEAR ENDED DECEMBER 31,
                                                           -----------------------------
                                                            2006        2005        2004
                                                           -----        ----       -----
Financial income :
  Interest on cash and cash equivalents, net of bank
    fees                                                   $ 112        $173       $ 168
  Foreign currency translation adjustments, net              (80)         11          (3)
                                                           -----        ----       -----

                                                           $  32        $184       $ 165
                                                           =====        ====       =====

                                                    VOCALTEC COMMUNICATIONS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

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

          The period of tax benefits detailed above, except in the full tax exemption period, is subject to a limit of 12 years from the commencement of production, or 14 years from the approval date, whichever is earlier. The entitlement to the above benefits is conditional upon VocalTec Ltd. and Tdsoft Ltd. fulfilling the conditions stipulated by the above law, regulations published there-under and the letters of approval for the specific investments in "Approved Enterprises". In the event of failure to comply with these conditions, the benefits may be cancelled and VocalTec Ltd. and Tdsoft Ltd. may be required to refund the amount of the benefits, in whole or in part, including interest. As of December 31, 2006, management believes that VocalTec Ltd. and Tdsoft Ltd. are meeting all of the aforementioned conditions.

                                                    VOCALTEC COMMUNICATIONS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

NOTE 17:- TAXES ON INCOME (CONT.)

          The tax-exempt income attributable to the "Approved Enterprise" can be distributed to shareholders without subjecting the distributing company to taxes only upon the complete liquidation of the company. If these retained tax-exempt profits are distributed in a manner other than in the complete liquidation of the company, they would be taxed at the corporate tax rate applicable to such profits as if the company had not elected the alternative track of benefits, currently 25% for an "Approved Enterprise". As of December 31, 2006, the accumulated deficit of each company does not include tax-exempt profits earned by their "Approved Enterprise".

          Income from sources other than the "Approved Enterprise" during the benefit period will be subject to tax at the regular corporate tax rate of 31%. The regular corporate tax rate is to be gradually reduced to 25% by 2010 (29% in 2007, 27% in 2008, 26% in 2009 and 25% in
          2010).

     d. VocalTec Ltd. received final tax assessment for the tax years up to 2000. Tdsoft Ltd. received final tax assessment for the tax years up to 2001.

     e. VocalTec Ltd. and Tdsoft Ltd. have net operating loss carryforwards for tax purposes of approximately $ 117,000 and $ 43,000 as of December 31, 2006, respectively, which may be carried forward indefinitely. VocalTec Communications Inc. and Tdsoft Communications, Inc., which are subject to U.S. income taxes, have a loss for tax purposes of approximately $9,000 as of December 31, 2006. These losses can be carried forward until 2025. A valuation allowance was recorded for the entire deferred tax asset in respect of the carryforward losses, due to the uncertainty regarding future realization. Management currently believes that since the Company has a history of losses it is more likely than not that the deferred tax regarding the loss carryforward will not be realized in the foreseeable future.

          Utilization of U.S. net operating losses may be subject to substantial annual limitations due to the "change in ownership" provisions of the Internal Revenue code of 1986 and similar state provisions. The annual limitation may result in the expiration of net operating losses before utilization.

     f.   Tax benefit is comprised as follows:

                                 YEAR ENDED DECEMBER 31,
                       ------------------------------------------
                          2006            2005           2004
                       -----------       ------       -----------
Foreign:
  Current taxes        $         -       $   19       $         -
                       ===========       ======       ===========

                                                    VOCALTEC COMMUNICATIONS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

NOTE 17:- TAXES ON INCOME (CONT.)

     g.   Deferred taxes on income:

          Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes and the tax effect for carryforward losses. Significant components of the Company's deferred tax assets are as follows:

                                                             DECEMBER 31
                                                       ------------------------
                                                         2006            2005
                                                       --------        --------

Deferred tax asset:
  Reserves and allowances                              $    468        $    707
  Net operating losses carryforward                      42,250          36,063
                                                       --------        --------

Net deferred tax asset before valuation allowance        42,718          36,770
Valuation allowance                                     (42,718)        (36,770)
                                                       --------        --------

Net deferred tax asset                                 $      -        $      -
                                                       ========        ========

          Management currently believes that since the Company has a history of losses, it is more likely than not that the deferred tax asset will not be utilized.

     h.   Loss before income taxes is comprised as follows:

                     YEAR ENDED DECEMBER 31,
              -------------------------------------
                2006           2005           2004
              -------        -------        -------

Israel        $(6,396)       $(6,429)       $(5,392)
Foreign          (616)          (220)          (294)
              -------        -------        -------

              $(7,012)       $(6,649)       $(5,686)
              =======        =======        =======

     i. The difference between the theoretical tax computed and the actual tax expense resulted mainly from valuation allowance recorded with respect to carryforward losses and other temporary differences, primarily related to severance and vacation reserves.

ITEM 19. EXHIBITS

     1.   Amended and Restated Articles of Association.

     2.1 Form of Share Certificate of VocalTec Communications Ltd., previously filed with the SEC on April 21, 2006 as Exhibit 2.1 to the Company's Annual Report on Form 20-F for the year ended December 31, 2005 (as amended on May 16, 2006) and incorporated herein by reference.

     4.1 (a) 2003 Amended Master Stock Option Plan previously filed with the SEC on February 15, 2006 as Exhibit 99.2 to the Company's registration statement on Form S-8 (File Number 333-131870) and incorporated herein by reference.

               (b) Summary of the lease agreement between Tdsoft and Limor Hugi and others dated April 26, 2004, previously filed with the SEC on April 21, 2006 as Exhibit 4.1(b) to the Company's Annual Report on Form 20-F for the year ended December 31, 2005 (as amended on May 16,
          2006) and incorporated herein by reference.

               (c) Share Sale and Purchase Agreement dated as of October 27, 2005 by and among the Company, Tdsoft and the shareholders of Tdsoft, previously filed with the SEC on November 7, 2005 as Exhibit 99 to the Company's Report on Form 6-K, as amended on November 8, 2005, and incorporated herein by reference.

               (d) Form of security purchase agreement dated May 18, 2006, pursuant to which the Company issued to institutional investors ordinary shares at a price per share of $5.5 and warrants to purchase Company shares, at an exercise price per share of $7.9 (which exercise price was amended in December 2006 to $6.87 per share), previously filed with the SEC on May 25, 2006 as an exhibit to the Company's Report on Form 6-K and incorporated herein by reference.

               (e) Form of Order to Purchase Securities dated November 27, 2006, pursuant to which the Company issued to institutional investors ordinary shares at a price per share of $4.3 and warrants to purchase Company shares at a price per share of $5.5.

               (f) Audit committee pre-approval policies and procedures for audit and non-audit services, previously filed with the SEC on April 2, 2004 as Exhibit 4.1(k) to the Company's Annual Report on Form 20-F for the year ended December 31, 2003, and incorporated herein by reference.

               (g) Form of indemnification undertaking dated as of November 24, 2005 between the Company and each of Joseph Albagli, Ilan Rosen, Robert Wadsworth and Joseph Atsmon, previously filed with the SEC on April 21, 2006 as Exhibit 4.1(g) to the Company's Annual Report on Form 20-F for the year ended December 31, 2005 (as amended on May 16,
          2006) and incorporated herein by reference.

               (h) Form of indemnification undertaking dated as of November 24, 2005 between the Company and each of Dr. Elon Ganor, Yoav Chelouche and Michal Even Chen, previously filed with the SEC on April 21, 2006 as Exhibit 4.1(h) to the Company's Annual Report on Form 20-F for the year ended December 31, 2005 (as amended on May 16, 2006) and incorporated herein by reference.

               (i) Loan agreement dated July 21, 2005 between the Company and Deutsche Telekom AG, previously filed with the SEC on April 21, 2006 as Exhibit 4.1(i) to the Company's Annual Report on Form 20-F for the year ended December 31, 2005 (as amended on May 16, 2006) and incorporated herein by reference.

               (j) Registration rights agreement dated November 24, 2005 by and among the Company and the shareholders of Tdsoft Ltd., previously filed with the SEC on April 21, 2006 as Exhibit 4.1(j) to the Company's Annual Report on Form 20-F for the year ended December 31, 2005 (as amended on May 16, 2006) and incorporated herein by reference.

     8.   List of Subsidiaries.

     11. (a) Code of ethics for our principal executive officer, principal financial officer, executive vice presidents, principal controller, treasurer and persons performing similar functions, previously filed with the SEC on April 2, 2004 as Exhibit 11 to the Company's Annual Report on Form 20-F for the year ended December 31, 2003 and incorporated herein by reference.

               (b) Amended insider trading policy.

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

Date: June 20, 2007