Form 20-F
period 2007-12-31
VOCALTEC COMMUNICATIONS LTD
filed 2008-07-15
CIK 1005699

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

                   For the fiscal year ended December 31, 2007

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

               For the transition period from ________ to ________

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

           ELI GENDLER, PHONE: 972-9-9703888, FACSIMILE: 972-9-9558175
          ADDRESS: 60 MEDINAT HAYEHUDIM STREET, HERZLIYA 46140, ISRAEL
    (Name, Telephone, Facsimile number and Address of Company Contact Person)

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

                                     NONE.

The number of outstanding shares of each of the issuer's classes of capital or common stock as of December 31, 2007

             7,376,364 ORDINARY SHARES, PAR VALUE NIS 0.13 PER SHARE

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

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

[_] Large accelerate filer     [_] Accelerate filer    [X] Non-accelerated filer

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

[X] U.S. GAAP

[_] International Financial Reporting Standards as issued by the International Accounting Standards Board

[_] Other

If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

                           [_] Item 17     [_] Item 18

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

                               [_] Yes     [_] No

                                PRELIMINARY NOTE

THIS ANNUAL REPORT CONTAINS HISTORICAL INFORMATION AND FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 WITH RESPECT TO THE BUSINESS, FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF VOCALTEC. THE WORDS "ANTICIPATE," "BELIEVE," "ESTIMATE," "EXPECT," "INTEND," "MAY," "PLAN," "PROJECT" AND "SHOULD" AND SIMILAR EXPRESSIONS, AS THEY RELATE TO VOCALTEC OR ITS MANAGEMENT, ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS. SUCH STATEMENTS REFLECT THE CURRENT VIEWS AND ASSUMPTIONS OF VOCALTEC WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES. MANY FACTORS COULD CAUSE THE ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENTS OF VOCALTEC TO BE MATERIALLY DIFFERENT FROM ANY FUTURE RESULTS, PERFORMANCE OR ACHIEVEMENTS THAT MAY BE EXPRESSED OR IMPLIED BY SUCH FORWARD-LOOKING STATEMENTS, INCLUDING, AMONG OTHERS, CHANGES IN THE TELECOMMUNICATIONS AND VOIP MARKETS AND IN GENERAL ECONOMIC AND BUSINESS CONDITIONS, LOSS OF KEY CUSTOMERS AND UNPREDICTABLE SALES CYCLES, COMPETITIVE PRESSURES, MARKET ACCEPTANCE OF NEW PRODUCTS, INABILITY TO MEET EFFICIENCY AND COST REDUCTION OBJECTIVES, CHANGES IN BUSINESS STRATEGY AND VARIOUS OTHER FACTORS, BOTH REFERENCED AND NOT REFERENCED IN THIS ANNUAL REPORT. THESE RISKS ARE MORE FULLY DESCRIBED UNDER ITEM 3 - KEY INFORMATION - RISK FACTORS OF THIS ANNUAL REPORT. SHOULD ONE OR MORE OF THESE RISKS OR UNCERTAINTIES MATERIALIZE, OR SHOULD UNDERLYING ASSUMPTIONS PROVE INCORRECT, ACTUAL RESULTS MAY VARY MATERIALLY FROM THOSE DESCRIBED HEREIN AS ANTICIPATED, BELIEVED, ESTIMATED, EXPECTED, INTENDED, PLANNED OR PROJECTED. VOCALTEC DOES NOT INTEND OR ASSUME ANY OBLIGATION TO UPDATE THESE FORWARD-LOOKING STATEMENTS.

In this annual report, all references to "VocalTec," "we," "us" or "our" are to VocalTec Communications Ltd., a company organized under the laws of the State of Israel, and its wholly-owned subsidiaries.

VocalTec, Essentra, Internet Phone, the logo Internet I Phone, Surf&Call (together with a third party), are registered trademarks of VocalTec Communications Ltd. and its wholly-owned subsidiaries. Other trademarks are the property of their respective holders.

In this annual report, unless otherwise specified or unless the context otherwise requires, all references to "$" or "dollars" are to U.S. dollars and all references to "NIS" are to New Israeli Shekels. Except as otherwise indicated, financial statements of, and information regarding, VocalTec are presented in U.S. dollars.

                                      INDEX

PART ONE                                                                       6

   ITEM 1.   IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS             6
   ITEM 2.   OFFER STATISTICS AND EXPECTED TIMETABLE                           6
   ITEM 3.   KEY INFORMATION                                                   6
   ITEM 4.   INFORMATION ON THE COMPANY                                       24
   ITEM 4A.  UNRESOLVED STAFF COMMENTS                                        34
   ITEM 5.   OPERATING AND FINANCIAL REVIEW AND PROSPECTS                     34
   ITEM 6.   DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES                       51
   ITEM 7.   MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS                57
   ITEM 8.   FINANCIAL INFORMATION                                            59
   ITEM 9.   THE OFFER AND LISTING                                            59
   ITEM 10.  ADDITIONAL INFORMATION                                           62
   ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK       89
   ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES           90

PART TWO                                                                      91

   ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES                  91
   ITEM 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY
             HOLDERS AND USE OF PROCEEDS                                      91
   ITEM 15T.  CONTROLS AND PROCEDURES                                         91
   ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT                                 93
   ITEM 16B. CODE OF ETHICS                                                   93
   ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES                           93

PART THREE                                                                    95

   ITEM 17.  FINANCIAL STATEMENTS                                             95
   ITEM 18.  FINANCIAL STATEMENTS                                             95
   ITEM 19.  EXHIBITS                                                         96

EXHIBITS INDEX

SIGNATURES

PART ONE.

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

3.A. SELECTED FINANCIAL DATA

In November 2005, VocalTec Communications Ltd., or the Company or VocalTec, acquired all of the issued and outstanding ordinary shares of Tdsoft Ltd., a privately-held company organized in Israel ("Tdsoft"), and as consideration issued to the Tdsoft shareholders ordinary shares of VocalTec constituting, immediately following such issuance, 75% of the issued and outstanding share capital of VocalTec (the "business combination"). The business combination was accounted under U.S. generally accepted accounting principles ("GAAP") as a reverse acquisition and therefore we are presenting in this report the consolidated financial statements of Tdsoft for the years ended December 31, 2003 and 2004 and for the eleven months ended November 30, 2005, and the consolidated financial statements of the combined company for the period of December 1, 2005 and the years ended December 31, 2006 and 2007.

Our historical consolidated financial statements are prepared in accordance with U.S. GAAP and are presented in U.S. dollars. Historical information as of and for the three years ended December 31, 2007 is derived from our consolidated financial statements, which have been audited by Kost Forer Gabbay & Kasierer, a Member of Ernst & Young Global.

The information presented below is qualified by the more detailed historical consolidated financial statements set forth elsewhere in this report, and should be read in conjunction with those consolidated financial statements, the notes thereto and the discussion under "Operating and Financial Review and Prospects" included elsewhere in this report.

             STATEMENT OF OPERATIONS DATA - YEAR ENDED DECEMBER 31ST
              (IN THOUSANDS OF U.S. DOLLARS, EXCEPT PER SHARE DATA)

                                         2003        2004        2005       2006         2007
                                       -------     -------     -------     -------     -------
Sales
         Products                        3,685       3,719       3,668       4,738       3,006
         Services                          248         433         925       2,542       2,748
                                       -------     -------     -------     -------     -------
                                         3,933       4,152       4,593       7,280       5,754
                                       -------     -------     -------     -------     -------
Cost of sales
         Products                        1,174       1,587       1,450       2,171       2,027
         Services                           21          22         315         563         523
                                       -------     -------     -------     -------     -------
                                         1,195       1,609       1,765       2,734       2,550
Inventory write off                          -           -         639           -         459
Amortization of intangibles assets         188         206         172         392         385
                                       -------     -------     -------     -------     -------
                                         1,383       1,815       2,576       3,126       3,394
                                       -------     -------     -------     -------     -------

Gross profit                             2,550       2,337       2,017       4,154       2,360
                                       -------     -------     -------     -------     -------
Operating expenses:
Research and development, net            3,243       5,474       4,363       4,619       4,567
Selling and marketing                    2,314       1,909       2,763       4,147       4,736
General and administrative                 919         805       1,748       2,474       1,992
Impairment of goodwill                                               -           -       5,437
                                       -------     -------     -------     -------     -------

Total operating expenses                 6,476       8,188       8,874      11,240      16,732
                                       -------     -------     -------     -------     -------

Operating loss                          (3,926)     (5,851)     (6,857)     (7,086)    (14,372)

Other income, net                            -           -          24          42           -
Financial income, net                      150         165         184          32         230
                                       -------     -------     -------     -------     -------
Loss before income taxes                (3,776)     (5,686)     (6,649)     (7,012)    (14,142)
Tax benefit (income taxes)                   -           -          19           -         (37)
                                       -------     -------     -------     -------     -------
Net Loss                                (3,776)     (5,686)     (6,630)     (7,012)    (14,179)
                                       -------     -------     -------     -------     -------

Accretion of redeemable convertible
Preferred shares                        (3,256)     (3,256)       (348)          -           -
Induced conversion of convertible
Preferred shares                             -           -     (17,406)          -           -
                                       -------     -------     -------     -------     -------
Cumulative dividend on convertible
Preferred shares                                                (2,585)
                                       -------     -------     -------     -------     -------
Dividend in respect of reduction in
exercise price of certain warrants                                   -         (37)          -
                                       -------     -------     -------     -------     -------
Net loss attributable to common
shareholders                            (7,032)     (8,942)    (26,969)     (7,049)    (14,179)
                                       =======     =======     =======     =======     =======

Basic and diluted net loss per
Ordinary share                          (19.00)     (24.16)     (34.05)       (1.3)      (1.92)
                                       -------     -------     -------     -------     -------

Weighted average number of Ordinary
shares used  in computing net loss
per share-basic and diluted                370         370         792       5,436       7,376

                  BALANCE SHEET DATA - YEAR ENDED DECEMBER 31
                (IN THOUSANDS OF U.S. DOLLARS, EXCEPT SHARE DATA)

                          2003           2004           2005           2006           2007
                       ----------     ----------     ----------     ----------     ----------
Cash and cash
equivalents and
short term
deposits                   13,934          9,260          5,138          8,954          4,496
Working capital            14,400          9,595            925          8,196            657
Total assets               18,572         13,538         22,442         24,587         14,328
Total liabilities           2,640          2,878          9,579          6,049          8,621
Redeemable
convertible                51,301         54,557              -              -              -
Preferred shares
Capital stock                 108            116            132            213            213
Accumulated
deficit                   (34,017)       (42,568)       (66,854)       (73,903)       (88,116)
Total
shareholders'
equity (deficiency)       (35,369)       (43,897)        12,863         18,538          5,707
Number of Ordinary
shares outstanding        370,059        370,059      4,661,627      7,376,364      7,376,364

3.B. CAPITALIZATION AND INDEBTEDNESS

Not applicable.

3.C. REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

3.D. RISK FACTORS

Many factors could have an effect on our financial condition, cash flow and results of operations. We are subject to various risks resulting from changing economic, political, industry, business and financial conditions. The principal risk factors affecting our operations are described below.

VOCALTEC INCURRED SIGNIFICANT HISTORICAL OPERATING LOSSES AND THERE IS NO ASSURANCE THAT THE COMPANY WILL NOT CONTINUE TO INCUR OPERATING LOSSES IN THE FUTURE.

Since its incorporation in 1989, VocalTec (prior to the business combination) has had limited sales and has incurred significant operating losses. The combined company had operating losses of $7.1 million and $14.4 million in 2006 and 2007, respectively, and may continue to incur operating losses in the future due to, among other reasons, the fact that the Company operates in new target markets and sells to new customers and has not yet obtained substantial credibility and market share of its VoIP equipment in some of these markets. To achieve profitability and increased sales levels, the Company must, among other things, establish and increase market demand and acceptance of its products, respond effectively to competitive pressures, offer high quality customer service and support, introduce advanced versions and enhancements of its products as well as new products that meet market needs on a timely basis, and constantly increase operational efficiency.

The Company may continue to incur operating losses in 2008 and thereafter, if revenues are insufficient to cover sales and marketing, research and development, administrative and other expenses. If revenue levels do not increase sufficiently, operating results will be adversely affected because any reduction in expenses may not sufficiently cover a reduction in revenues. There is no assurance that the Company will achieve or sustain significant sales or profitability in the future.

WE HAVE EXPERIENCED AND MAY CONTINUE TO EXPERIENCE SIGNIFICANT FLUCTUATIONS IN OUR QUARTERLY RESULTS, WHICH MIGHT MAKE IT DIFFICULT FOR INVESTORS TO MAKE RELIABLE PERIOD-TO-PERIOD COMPARISONS AND MAY CONTRIBUTE TO VOLATILITY IN THE MARKET PRICE OF OUR ORDINARY SHARES.

Our operating results have fluctuated and may continue to fluctuate from period to period for a number of reasons. Due to the past volatility of the market for telecommunication equipment, we cannot predict the impact on our revenues or results of operations that any deterioration in such market may have.

There are several market conditions that could continue to cause our customers and potential customers to be conservative in their spending:

     o Networks that are based on old Time Division Multiplexing, or TDM, equipment which have been used by telecommunications carriers for several decades, are still operating and generating revenues.

     o Large and mid-size carriers are showing an increased interest in migrating their TDM-based, Public Switch Telephone Networks, or PSTNs, to VoIP softswitch-based networks, in order to enable advanced, IP-based services and save costs, but there is still uncertainty with respect to the extent and timing of shifting PSTNs to VoIP softswitch networks.

     o As a result of our long sales cycle (described below under "OUR ESSENTRA PRODUCTS GENERALLY HAVE A LONG SALES CYCLE, WHICH INCREASES OUR COSTS IN OBTAINING ORDERS, REDUCES THE PREDICTABILITY OF OUR EARNINGS AND REQUIRES HIGH WORKING CAPITAL"), we may need extended time to build up an order backlog.

     o Increased competition, from new service providers, and companies like Skype who offer cheap, or even free telephony, causing financial pressure on our customers.

     o Macro economic conditions causing our potential customers to be more conservative with their capital expenditures.

     o Evolving new technologies which may cause our customers to delay their deployment plans and wait for these new technologies to mature.

These and other factors make the forecasting of sales inherently uncertain. Significant annual and quarterly fluctuations in our results of operations may also be caused by, among other factors, the timing and composition of orders from our customers, reduced prices for our products, the economic viability and credit-worthiness of our customers, the collectability of our receivables, the timing of new product announcements and releases of new products by us and by our competitors.

In addition to our significant operating losses, general economic conditions have adversely affected our share price and trading volumes in recent years.

Factors that could cause the market price of our ordinary shares to further decrease significantly include the loss of any of our major customers or key personnel, new product developments or enhancements by our competitors, sales of our securities by our shareholders, quarterly fluctuations in actual or anticipated operating results (as described above), continued significant operating losses, market conditions in the industry, law suits against the Company, its officers or directors, negative analysts' reports, announcements by competitors, regulatory actions or other events or factors, including the risk factors described herein and general economic conditions. In the past, following decreases or volatility in the market price of a company's securities, securities class action litigation has often been instituted. Such litigation could result in substantial costs and a diversion of management's attention and resources, which would have a material adverse effect on our business, operating results and financial condition.

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

Since the consummation of the business combination, we have encountered various challenges inherent to entering into a new business, including learning and understanding new target markets, positioning our products in an already competitive market, creating and maintaining relationships with new suppliers, customers and other third parties and subjecting the products to testing and training of sales and marketing employees to enable them to successfully promote the sale of the Essentra products. This requires the allocation of substantial resources.

In addition, since the consummation of the business combination the Company has been focusing its development efforts on the Essentra line of products. The Essentra product solutions were already deployed by several customers and are carrying live traffic; however, certain elements of the products are still subject to additional development, testing and modifications and have not yet been used extensively by customers, which prevents us from demonstrating a proven track record and wide deployment references, which are crucial for our growth and expansion to larger carriers. Furthermore, unlike the companies first generation of products, which were unique and the first of their kind to be introduced to the telecommunications market, the Essentra products compete with existing, comparable products of various companies, some of which have certain advantages over us, including larger financial resources, access to prospective customers and an established market for their products.

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

Maintaining and increasing our revenues are dependent, among other things, upon the ability of our products to meet market and customer requirements. To this end, we are involved in a continuous process to evaluate changing market demands and customer requirements, and to develop and introduce new products, features and applications to meet such changing demands and requirements. In addition, prospective customers may require product features and capabilities that are not included in our current product offerings. The introduction of new or enhanced products also requires that we carefully manage the transition from our older products as we ensure the continued provision of maintenance and other services for our older products.

A number of risks are inherent in this process, including the fact that we may not successfully anticipate market requirements or complete the development or introduction of these products and that the development of new technologies and products is increasingly complex and uncertain. This can result in delays in the introduction of new technologies and products, and requires close collaboration and continued technological advancement involving multiple software design teams and outside suppliers of key components. The failure of any one of these elements could cause new products to fail to meet specifications, market requirements or customer demands, or to miss delivery schedules. If we fail to develop products and offer services that satisfy customer requirements, or if we fail to effectively manage the transition from our older products to our new or enhanced products, our ability to create or increase demand for our products would be seriously harmed and we may lose current and prospective customers, thereby harming our business.

Deployment, sale and marketing of products in certain states and countries may subject us to environmental and other regulations including, in some instances, the requirement to provide to customers the ability to return products at the end of their useful life.

Further, our results could be adversely affected by factors such as lack of market acceptance of our products, delays in product development, and delays in customer purchases of products in anticipation of the introduction of new products and the rapidly changing landscape of emerging standards.

In addition, telecommunications carriers increasingly require that VoIP products be designed to meet local homologation and regulatory requirements, such as lawful interception and other requirements to demonstrate interoperability with existing networks of incumbent telecommunications carriers, each of which may have different specifications. Failure to obtain such homologation certifications or other industry standard certifications for our products may result in decreased revenues and significant warranty, support and repair costs, which may divert the attention of our engineering personnel and may cause significant customer relations problems.

Due to the fact that we have been developing and offering new products, some of which are targeted at new customers in new markets, we have encountered and expect to continue to encounter various challenges. In addition, while seeking midsize carriers, we offer solutions to alternative small carriers as well, raising the need for flexibility and competitiveness within a wide range of solutions. Also, our solutions have to be inter-operable with offerings of various third parties, which results in a more complex and expensive development and upgrading of the products. Furthermore, in recent years we have witnessed an increasing competition in the VoIP market, resulting in declining prices, as VoIP has become more of a mainstream technology. One of the main challenges in penetrating the market with the products offered by VocalTec relates to the ability to provide a broad, and to a certain extent complete, solution, which includes third party elements.

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

In many cases our products are sold through channels, i.e., vendors, systems integrators and business partners, who repackage or resell our products, under varying types of OEM or reseller arrangements, to communications service providers (rather than us selling our products directly to these service providers).

To continue this method of sales, we will have to allocate resources to train vendors, systems integrators and business partners as to the use of our products, resulting in additional costs and additional time until sales by such vendors, systems integrators and business partners are made feasible. Our business depends to a certain extent upon the success of such channels and the broad market acceptance of their products. To the extent that our channels are unsuccessful in selling our products, our revenues and operating results will be adversely affected.

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

Our Essentra products are technologically complex and are typically intended for use in solutions that may be critical to the business of our customers. Prospective customers for such products generally must make a significant commitment of resources to test and evaluate products and to integrate them into their solutions. As a result, the sales process for such products is long and often subject to delays associated with lengthy approval processes that typically accompany the design and testing of our solutions. The sales cycles of our products to new customers currently average 6 to 12 months from the time we make a proposal to a customer until the time the customer begins using the relevant product in production mode. This requires us to invest significant resources to make sales, which increases our costs in obtaining orders and reduces the predictability of our sales. In addition, in some cases we need to finance the equipment that we install in our customers' premises during the period of installment, testing and approval of the equipment, which requires us to allocate working capital for the period of such financing. Furthermore, in many cases the sale of our products is conditioned upon a trial period during which the products are installed at the customers' premises, which installation requires an investment by us of capital and manpower, without assurance that the customers will in fact purchase the products.

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

     o the shift in orders expected between quarters because of the timing of our customers` procurement decisions; and

     o Changes in organizational structure and decision makers within our customers necessitating that we establish new relationships and effectively restart the sales process.

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

Any of these occurrences could also result in the loss of or delay in market acceptance of our products and loss of sales, which would harm our business and adversely affect our results of operations. There can be no assurance that, despite testing by us or by our customers, errors will not be found in our products after commencement of commercial deployment. We have from time to time experienced defects in our products and expect to experience defects in the future. We may in the future incur costs associated with warranty claims. Moreover, as our solutions grow in complexity this risk may intensify over time and may result in increased expenses.

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

IF OUR RELATIONSHIP WITH ANY OF OUR KEY CUSTOMERS IS TERMINATED, OUR REVENUES WILL DECLINE AND OUR BUSINESS WILL BE ADVERSELY AFFECTED.

During 2007, Mobifon-2000 and Deutsche Telekom accounted for 12% and 22%, respectively, of our revenues.

If our relationship with these customers is terminated, or if either of these key customers reduces purchases of our products or maintenance or replaces an existing equipment in its networks with competing products, then our business, financial condition and results of operations would be materially adversely affected. In the past we were adversely affected by the termination of a relationship with a key customer, as well as reductions in orders from key customers. The impact of the termination or reduction of our key customer relationships would be intensified if we were unable to establish and increase sales to other customers in order to offset this termination or reduction.


WE DEPEND TO A CERTAIN DEGREE ON THIRD PARTIES FOR THE SUPPLY AND QUALITY OF HARDWARE AND SOFTWARE ELEMENTS REQUIRED FOR THE MARKETING OF OUR PRODUCTS, AND ANY DELAY OR DISRUPTION IN THE SUPPLY OF THESE PRODUCTS WILL ADVERSELY AFFECT OUR RESULTS. IN ADDITION, INACCURATE ESTIMATES OF OUR INVENTORY / PURCHASING REQUIREMENTS COULD ADVERSELY AFFECT OUR RESULTS OF OPERATIONS.

As many times our customers require from us a "complete solution", that comprises, in addition to our Essentra Software, various third party elements, we depend on such third-party partners for the successful marketing of our products, (including IBM, Dialogic, AudioCodes, and various other suppliers for Operating System software, SIP and SS7 software, as well as additional software and other elements). If we overestimate our purchasing requirements, we could have excess inventory, which would increase our costs and result in write-downs harming our operating results. If we underestimate our requirements, we may not have an adequate supply, which could result in delays in shipments and revenues. We currently do not have long-term supply contracts with our third-party suppliers and they are not required to supply us with products for any specified periods, in any specified quantities or at any set price, except as may be specified in a particular purchase order. Because the key components of our products are complex and often require integration into our solutions, in the event of a disruption or delay in supply or an inability to obtain products, we may not be able to develop an alternate source in a timely manner, at favorable prices, or at all.

Following the sale and installation of our products, we rely on our hardware and software suppliers (to varying extents) for maintenance and support services that we provide to our customers. To that end, our agreements with our suppliers include obligations of our suppliers to provide us with certain levels of service and maintenance, as well as restrictions on the right of the supplier to discontinue the product or the support services we purchase from them.

In addition, manufacturing problems may occur with these third parties. A supplier may supply us with products and components that do not meet our quality, quantity or cost requirement, or may cease to provide support with respect to the hardware and software purchased by the Company; therefore, we face the risk of inadequate supply, price increases, late deliveries, poor quality and failure in the availability and level of support and maintenance, as any supplier may terminate its relationship with us. If we were to lose our relationship with any of such suppliers, the lead time required to qualify new suppliers could be several months. Also, if we lose our relationship with any of such suppliers or these suppliers are otherwise unable to satisfy our volume and delivery schedule requirements, it may be difficult to locate alternative suppliers that are able to develop, manufacture, deliver and provide products, service and maintenance with respect to the specialized components we need for our products in the desired lead times and quality.

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

OUR MANAGEMENT HAS IDENTIFIED A MATERIAL WEAKNESS IN OUR INTERNAL CONTROL OVER FINANCIAL REPORTING. UNTIL WE REMEDY SUCH MATERIAL WEAKNESS, THERE IS A REASONABLE POSSIBILITY THAT OUR FINANCIAL STATEMENTS MAY BE MATERIALLY MISTATED.

As disclosed in detail in Item 15T of this annual report, our management performed an assessment of our disclosure controls and procedures and our internal controls over financial reporting as of the end of the period covered by this annual report and determined that we had a material weakness with respect to the financial statement close process.

Until we are able to remedy such material weakness or if we are not successful in remedying such material weakness, there is a reasonable possibility that our quarterly or annual financial statements could be materially misstated, which could require a restatement and cause investors to lose confidence in our reported financial information. This could lead to a decrease in the price of our shares. In addition, if we fail to implement the improvements of our system of internal controls, we may not be able to accurately report our future financial results and our management may not be able to conclude that we have effective disclosure controls and procedures and effective internal controls over financial reporting as required by the Sarbanes-Oxley Act.

WE MAY NOT BE ABLE TO ENFORCE AGAINST OUR EMPLOYEES AND SUBCONTRACTORS COVENANTS NOT TO COMPETE AND THEREFORE MAY BE UNABLE TO PREVENT OUR COMPETITORS FROM BENEFITING FROM THE EXPERTISE OF SOME OF OUR FORMER EMPLOYEES AND
SUBCONTRACTORS.

We currently have non-competition clauses in the employment agreements of nearly all of our employees, including all of our key employees. The provisions of such clauses prohibit our employees, if they cease working for us, from directly competing with us or working for our competitors. Recently, Israeli courts have required employers, seeking to enforce non-compete undertakings against former employees, to demonstrate that the competitive activities of the former employees will cause harm to one of a limited number of material interests of the employer recognized by the courts (for example, the confidentiality of certain commercial information or a company's trade secrets). In the event that any of our employees chooses to work for one of our competitors, we may be unable to prevent our competitors from benefiting from the expertise our former employees obtained from us, if we cannot demonstrate to the court that we would be harmed.

Additionally, our ability to enforce non-compete covenants against our sub-contractors in Ukraine, where we conduct a portion of our research and development operations, is unclear.

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

IF THE SALE OF 11 OF OUR PATENTS IS NOT CONSUMMATED, WE MAY REQUIRE SIGNIFICANT CAPITAL TO PURSUE OUR GROWTH STRATEGY, BUT WE MAY NOT BE ABLE TO OBTAIN ADDITIONAL FINANCING ON FAVORABLE TERMS OR AT ALL. ANY FINANCING OBTAINED BY US MAY CAUSE DILUTION TO OUR SHAREHOLDERS OR IMPOSE ON US CERTAIN RESTRICTIVE COVENANTS

On May 27, 2008, we announced that we entered into an agreement for the sale of 11 of our patents for an aggregate consideration (before the payment of expenses) of US$12.5 million. Consummation of this transaction is subject to certain conditions. If this transaction is not consummated, we will need to obtain additional financing to pursue our business strategy, to develop new products, to respond to competition and market opportunities and to acquire complementary businesses or technologies. There is no assurance that we will be able to obtain such financing on favorable terms or at all. If we raise additional capital through further sales of our equity securities, our shareholders would suffer dilution of their equity ownership in the Company. If we raise additional capital through the issuance of debt, we may not be able to comply with covenants assumed by us pursuant to such debt issuance, which may cause an acceleration of the repayment of the debt amount.

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

WE MAY BE ADVERSELY AFFECTED IF THE EXCHANGE RATE FLUCTUATIONS DECREASE OUR EARNINGS AND IF WE ARE NOT ABLE TO HEDGE OUR CURRENCY EXCHANGE RISKS EFFECTIVELY.

A significant portion of our sales are made outside of Israel in Unites States Dollars (USD) and we incur a significant portion of our expenses in New Israeli Shekels (NIS). The cost of our operations in Israel, as expressed in USD, is influenced by the extent to which any increase in the rate of inflation is not offset by the devaluation of the NIS in relation to the USD. Inflation in Israel may have the effect of increasing the USD cost of our operations in Israel. If the USD declines in value in relation to the NIS, it will become more expensive for us to fund our operations in Israel. During 2005 the exchange rate of the U.S. dollar to the NIS increased; this trend reversed in 2006, and continued to further decrease in 2007 and subsequently in 2008.

WE ARE SUBJECT TO STRONG COMPETITION. ACCEPTANCE OF OUR COMPETITORS' PRODUCTS AND TECHNOLOGIES COULD RESULT IN REDUCED REVENUES OR GROSS MARGINS.

The competition in the VoIP equipment for the communications market is very strong. Our competitors include several VoIP equipment vendors. Many of our competitors are larger than we are, and can offer more comprehensive solutions either on their own or by partnering with others. In addition, many of our competitors have greater name recognition, larger installed customer bases, broader product offerings, and significantly greater financial, technical and marketing resources than we do. Finally, some of these competitors are not dependent, as we are, on third parties for the supply and quality of components required for the operation of their products. Such competition may result in a reduction in prices. Even if we reduce the prices of our products, there can be no assurance that we will be able to compete successfully and effectively for deals against our competitors' product offerings. Furthermore, if we reduce our prices below current levels due to competition, our operating losses may increase.

In the future, additional competitors may include companies that currently provide computer software products and services, such as telephone, media and cable television. The ability of some of our competitors to bundle other enhanced services and other products with VoIP products could give these competitors an advantage over us.

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

OUR INTERNATIONAL OPERATIONS EXPOSE US TO THE RISKS INHERENT IN CONDUCTING BUSINESS IN INTERNATIONAL MARKETS.

The majority of our sales is in international markets. In addition, a small, but growing portion of our research and development operations is outsourced to subcontractors in Ukraine. There are certain risks inherent in conducting business in international markets, including unexpected changes in regulatory requirements, export restrictions, homologation certifications, tariffs and other trade barriers, difficulties in staffing and managing foreign operations, longer payment cycles, credit-worthiness of potential customers, and political instability, all of which can adversely impact the success of our international operations. There can be no assurance that one or more of such factors will not have a material adverse effect on our international operations and, consequently, on our business, financial condition and results of operations.

OUR PRINCIPAL SHAREHOLDERS, INCLUDING OUR EXECUTIVE OFFICERS AND DIRECTORS, ARE ABLE TO INFLUENCE MATTERS REQUIRING SHAREHOLDER APPROVAL.

As of July 10, 2008 our principal shareholders (i.e., holders of more than 10% of our issued and outstanding share capital), together with our directors and executive officers, beneficially owned approximately 54.7% of our outstanding ordinary shares (including options that are exercisable on such date or within 60 days thereafter). As a result, such shareholders together have the ability to significantly influence the election of our directors and most corporate actions, including the ability to vote against merger and acquisitions, which other shareholders of the Company may believe to be beneficial to the shareholders.

CERTAIN PROVISIONS OF OUR ARTICLES OF ASSOCIATION AND ISRAELI LAW COULD DELAY, HINDER OR PREVENT A CHANGE IN OUR CONTROL.

Our articles of association contain provisions, which could make it more difficult for a third party to acquire control of us, even if that change would be beneficial to our shareholders. Specifically, our articles of association provide that our board of directors is divided into three classes, each serving a three-year term. In addition, certain provisions of the Israeli Companies Law of 1999, or the Companies Law, could also delay or otherwise make more difficult a change in our control. The provisions of the Companies Law relating to mergers and acquisitions are discussed in greater detail in "ITEM 10 - Additional Information".

IT MAY BE DIFFICULT TO PURSUE AN ACTION IN THE U.S. OR TO ENFORCE A U.S. JUDGMENT, INCLUDING ACTIONS OR JUDGMENTS BASED UPON THE CIVIL LIABILITY PROVISIONS OF THE U.S. FEDERAL SECURITIES LAWS, AGAINST US AND OUR EXECUTIVE OFFICERS AND DIRECTORS, OR TO ASSERT U.S. SECURITIES LAWS CLAIMS IN ISRAEL.

Most of our directors and officers are not residents of the United States and most of their assets and our assets are located outside the United States. Without consent to service of process, additional procedures may be necessary to serve individuals who are not U.S. residents. Therefore, it may be difficult to serve process on those directors, officers who are not U.S. residents, in order to commence any lawsuit against them before a U.S. court, including an action based on the civil liability provisions of U.S. federal securities laws.

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

OUR UNITED STATES INVESTORS COULD SUFFER ADVERSE TAX CONSEQUENCES IF WE ARE CHARACTERIZED AS A PASSIVE FOREIGN INVESTMENT COMPANY.

As more fully described in "ITEM 10 - Additional Information - Taxation and Government Programs", we could be characterized, for United States federal income tax purposes, as a passive foreign investment company ("PFIC"). Such characterization could result in adverse United States tax consequences to U.S. Holders (as defined in "ITEM 10 - Additional Information - Taxation and Government Programs"). Our status as a PFIC could cause, among other things, any gain recognized on the sale or disposition of our ordinary shares to be treated as ordinary income for U.S. Holders and to potential adverse tax treatment of certain distributions. Although we do not believe that we should have been characterized as a PFIC for any tax year through and including 2007, there can be no assurance that the United States Internal Revenue Service will agree with this conclusion. Furthermore, there can be no assurance that we will not be a PFIC in the future. We are not yet able to determine whether we will be a PFIC in 2008 and we can give no assurance that we will not be a PFIC in 2008. Because the determination of whether our ordinary shares constitute shares of a PFIC is determined annually based upon the composition of the Company's income and assets, including the income and assets of certain entities in which we hold at least a 25% interest, we cannot determine whether we will become a PFIC in the future and it is possible that we may be a PFIC in 2008 or may will become a PFIC in the future. While we will attempt to manage our business so as to avoid PFIC status, to the extent consistent with its other business goals, we cannot predict whether our business plans will allow us to avoid PFIC status or whether our business plans will change in a manner that affects our PFIC determination. In addition, because the market price of our ordinary shares may affect the determination of whether we will be considered a PFIC, fluctuations in market price may themselves impact our PFIC status. U.S. Holders should consult their own advisers concerning the U.S. federal income tax consequences that would apply if the Company is a PFIC and certain U.S. federal income tax elections that may help to minimize adverse U.S. federal income tax consequences. For a further discussion of the consequences of our possible PFIC status, please refer to "ITEM 10 - Additional Information - Taxation and Government Programs"

CERTAIN BENEFITS AVAILABLE TO US FROM ISRAELI GOVERNMENT PROGRAMS MAY BE DISCONTINUED OR REDUCED AT ANY TIME, WHICH WOULD LIKELY INCREASE OUR NET RESEARCH AND DEVELOPMENT EXPENSES.

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

Under the Research Law, the discretionary approval of an OCS committee is required for any transfer of technology or manufacturing of products developed with OCS funding. OCS approval is not required for the export of any products resulting from the research or development. There is no assurance that we would receive the required approvals for any proposed transfer. Such approvals, if granted, may be subject to the following additional restrictions:

     o we could be required to pay the OCS a portion of the consideration we receive upon any transfer of such technology to an entity that is not Israeli. Among the factors that may be taken into account by the OCS in calculating the payment amount are the scope of the support received, the royalties that were paid by us, the amount of time that elapsed between the date on which the know-how was transferred and the date on which the grants were received, as well as the sale price; and

     o the transfer of manufacturing rights could be conditioned upon an increase in the royalty rate and payment of increased aggregate royalties and payment of interest on the grant amount.

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

Accordingly, political, economic and military conditions in Israel may directly affect our business. Since the establishment of the State of Israel in 1948, a number of armed conflicts have occurred between Israel and its Arab neighbors. During the summer of 2006, Israel was engaged in an armed conflict with Hezbollah, a Lebanese Islamist Shiite militia group and political party. This conflict involved missile strikes against civilian targets in northern Israel, and negatively affected business conditions in Israel. Although Israel has entered into various agreements with Egypt, Jordan and the Palestinian Authority, there has been an increase in unrest and terrorist activity, which began in September 2000 and has continued with varying levels of severity into 2008. The election in 2006 of representatives of the Hamas movement to a majority of seats in the Palestinian Legislative Council and the tension between the different Palestinian fractions may create additional unrest and uncertainty. Furthermore, several countries, principally in the Middle East, still restrict doing business with Israel and Israeli companies, and additional countries may impose restrictions on doing business with Israel and Israeli companies if hostilities in Israel increase. Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners, or a significant downturn in the economic or financial condition of Israel, could adversely affect our operations and product development, cause our revenues to decrease and adversely affect the share price of publicly traded companies having operations in Israel, such as us.

SOME OF OUR MANAGEMENT AND EMPLOYEES ARE OBLIGATED TO PERFORM MILITARY RESERVE DUTY.

Generally, all non-exempt male adult citizens and permanent residents of Israel under the age of 40 (or older, for citizens with certain occupations), and many of our Israeli male employees are obligated to perform annual military reserve duty, usually up to a period of one month. Additionally, all such persons are subject to being called to active duty at any time under emergency circumstances. In the event of severe unrest or other conflict, individuals could be required to serve in the military for extended periods of time. In response to increases in terrorist activity, including armed conflicts, there have been periods of significant call-ups of military reservists. Although we have operated effectively under these circumstances since we began operations, no assessment can be made as to the full impact of these requirements on our workforce or business if conditions should change, and we cannot predict the effect on us of any expansion of these obligations.

WE MAY NOT BE DEEMED IN COMPLIANCE WITH NASDAQ LISTING REQUIREMENTS IN ORDER TO MAINTAIN THE LISTING OF OUR SHARES ON NASDAQ CAPITAL MARKET

On February 5, 2008, the Nasdaq Capital Market sent us a Staff Deficiency Letter, indicating that we have failed to comply with the minimum bid price requirement for continued listing set forth in Nasdaq's Marketplace Rule 4320(e)(2)(E)(ii). The letter provided that we have until August 4, 2008 to regain compliance, i.e., that the bid price of our shares will close at $1.00 per share or more for a minimum of 10 consecutive business days during the period ending on August 4, 2008. If we are not in compliance with such rule by August 4, 2008, then we may be afforded a second 180 calendar day grace period provided that we satisfy the Nasdaq Capital Market's Initial listing criteria (except for the bid price requirement), as set forth in Marketplace Rule 4320(e)(2)(E)(ii). We cannot assure you that we will timely, or at all, comply with the Nasdaq listing requirements. If we fail to be in compliance with the Nasdaq listing requirements, our shares will be de-listed from the Nasdaq Capital Market, resulting in the loss of liquidity to our shareholders and potentially an adverse effect to the price of our shares.

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

We are a provider of carrier-class voice-over-IP solutions for communication service providers. We provide trunking, peering and and residential/enterprise VoIP application solutions that enable flexible deployment of next-generation networks (NGNs). We develop, market and support advanced telecom solutions that enable the deployment and smooth migration of telephony networks from legacy networks to next generation, packet based networks and the implementation of Greenfield next generation telecom networks. Designed for carriers, our standards based solutions handle call control, media relaysignaling and security within state-of-the-art NGN networks. Our SIP-based solutions support a variety of other protocols, including Megaco/H.248, MGCP, H.323, SIGTRAN and SS7 and incorporate key elements of the IMS/TISPAN (IP Multimedia Subsystem) architecture.

Our Essentra product line was designed to replace legacy products and simplify the deployment of NGN networks and the migration of networks to new, SIP-based networks. During 2005 and 2006, there were initial deployments and field trials of the Essentra products, including Essentra CX, EX and BAX, to new and existing customers. Tdsoft's sales of products in 2005 included the TdGATE, TdMAX and legacy products that are a range of broadband and narrowband access gateways. The TdGATE, first deployed in 2000 to support Voice over ATM, later evolved to support voice over IP, supporting Megaco/H.248, MGCP, NCS, V5.2 and GR303 protocols. These products were discontinued in 2007 as described further below.

Following completion of the business combination with Tdsoft in November 2005, the combined company focused on completing the integration of the companies' operations, including product development, marketing, sales, customer support, finance and administration. After careful analysis of the companies' core strengths, management decided to focus on providing VoIP solutions for carriers, by leveraging the VocalTec brand and the combined capabilities of both VocalTec and Tdsoft under the Essentra brand and product line. In addition, management identified carriers in several geographic areas, including Russia, the Commonwealth of Independent States ("CIS"), Eastern Europe, South East Asia, Latin America and Africa as the Company's targeted growth markets. As part of the post business combination integration process, management allocated substantial resources to complete the integration, enhance our brand and market recognition, further develop our Essentra products, increase our market share in the target segments and improve our operational efficiencies. In addition, substantial resources were allocated to the development of an integrated product, an Intelligent Border Gateway, which leverages the capabilities and strengths of both VocalTec and Tdsoft, and the functionality of several Essentra elements into one integrated platform.

During 2006, the Company completed two financing rounds, raising an aggregate net amount of $11.6 million.

Towards the end of 2007 we discontinued the development of a hardware-based media platform, which we had intended to complement our solution. The underlying reason was our decision to focus our development on software solutions and rely on off-the-shelf third-party media platforms as needed. This decision further decreased our dependency on suppliers of hardware components and served to improve our cost structure.

On May 28, 2008, the Company entered into a Patent purchase Agreement, pursuant to which the Company agreed to sell 11 patents and certain patent-related rights, out of the Company's portfolio of 22 patents, for an aggregate consideration of $12.5 million. The patents to be sold consist of nine US patents, one Israeli patent and one Australian patent. On July 13, 2008, the OCS approved the consummation of the foregoing sale, subject to the payment to the OCS of approximately $2.08 million. The Company expects to consummate the foregoing sale shortly following the filing of this annual report. Upon consummation of the transaction, VocalTec will be granted a geographically unlimited, non-exclusive license to use the sold patents and other patent-related rights in connection with the development and marketing of its products.

In 2007, the Company's sales decreased by approximately 21%, with gross margins, excluding amortization of intangible assets and inventory write off, decreasing to 56%, while keeping a stable level of operating expenses along the year. The decrease in revenues is due to the fact that the Company has determined that no VSOE (Vendor Specific Objective Evidence) of the fair market value existed for various elements of the Company's bundled software solutions and associated post-contract support services during the fiscal year ended December 31, 2007. As a result, revenues for the year ended December 31, 2007 decreased by approximately $2.7 million. The change is expected to impact only the timing of recognition of revenue by the Company (deferral of revenues from 2007 to 2008), and not the validity of the underlying transactions or cash flows.

CAPITAL EXPENDITURES: The Company's capital expenditures for fiscal year 2007 were $178,000 compared to $335,000 in 2006. Tdsoft's capital expenditures for fiscal year 2005 amounted to $308,000. VocalTec's capital expenditures for fiscal year 2005 amounted to $138,000. These expenditures were primarily for hardware and software.

CAPITAL EXPENDITURES CURRENTLY IN PROGRESS: During the first quarter of 2008, the Company had capital expenditures in an aggregate amount of approximately $134,000, primarily for hardware and software. The capital expenditures currently in progress are being financed by the Company through the use of internal sources. Currently, the Company has no capital divestitures in progress.

4.B. BUSINESS OVERVIEW

Over a decade after first being introduced by VocalTec, Voice over IP (VoIP) technology has become part of the telecom mainstream. The demand for legacy, TDM based equipment is declining and all aspects of telephony, including networking, transport, control and services, are being gradually migrated to IP and to Voice over IP (VoIP). While most incumbent carriers are planning their migration strategy from the existing circuit switched network (which is the technology used during the last three decades), to VoIP next generation networks, new (Greenfield) carriers, without legacy networks and migration considerations, are deploying new networks based solely on VoIP.

As the "first name in VoIP", we gained our experience in deploying carrier-based VoIP solutions based on H.323 and SIP protocols; this for the past 11 years. For additional information, see "4.A - History and Development of the Company."

Following consummation of the business combination with Tdsoft in November 2005, we continue to develop and sell products and provide support and maintenance services to carriers and service providers that are migrating their network to NGNs, or building new VoIP networks. Our solutions provide carriers with call control, interfaces to legacy telephone systems, and interconnect solutions (peering) with other VoIP NGNs and residential/enterprise telephony services. Our solutions enable carriers and service providers to reduce both capital and operating expenses and provide a platform for them to increase their revenues through the delivery of IP-based residential and enterprise voice and data services, such as long distance and peering services, Voice over Broadband, Voice over WYMAX and hosted Enterprise (IP Centrex) solutions , thereby helping them to retain and expand their customer base.

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

o Interoperability with PSTNs, supporting the full range of traditional telephone signaling variants.

o Mediation and peering capabilities between the various networks, to allow for seamless delivery of voice/multimedia services.

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

o Mediation between the core VoIP network and various other networks, supporting a variety of connections including:

     o    Peering with other VoIP networks;

     o    Connecting to Legacy Public Switched Telephony Networks (PSTNs); and

     o    Connecting with a variety of Access equipment;

o    Strong telecom signaling and signaling conversion technology and know-how;

o Significant SIP, H248, MGCP, SS7 and H.323 experience, resulting from deployments in a large number of carrier networks worldwide;

o Flexible deployment options enabling cost-effective entry points as well as the ability to efficiently grow the network;

o Multi-tiered service provisioning and management for hosted services, enabling carriers to offer services to non-facility based carriers;

o    Simple installation processes and ease of use and operation;

o More than twelve years of experience in developing and deploying VoIP products and networks.

THE ESSENTRA PRODUCT SUITE

Designed for easy integration in multi-vendor environments, VocalTec's best-of-breed solutions handle call control, media relay, signaling and security within state-of-the-art next generation networks. VocalTec's SIP-based solutions support a variety of protocols, including SIP, Megaco/H.248, MGCP, H.323, SIGTRAN and SS7 and incorporate key elements of the IMS/TISPAN (IP Multimedia Subsystem) architecture.

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

Essentra is a scalable, carrier-grade SIP-based solution for carriers looking to deploy a reliable next generation network (NGN) solution. Leveraging our extensive global experience in implementing large packet tandem networks, Essentra offers high quality voice services, carrier grade reliability and maximum service flexibility. Essentra enables quick and simple deployment of VoIP networks as well as the smooth migration of legacy networks to NGN, while maintaining seamless connectivity to PSTN/SS7 and VoIP networks.

VOCALTEC PRODUCT OFFERINGS

The Essentra product family includes three major elements required when implementing a VoIP network: (i) trunking; (ii) peering, and (iii) applications.

ESSENTRA CX MEDIA GATEWAY CONTROLLER: Essentra CX enables providers of National and International Long Distance services as well as VoIP wholesale providers to build and/or migrate their infrastructure to packet-based VoIP networks, with seamless connectivity to PSTN/SS7 services. This is a scalable, carrier-grade SIP-based media gateway controller.

ESSENTRA EX PEERING MANAGER: Essentra EX facilitates peering between SIP and/or
H.323 networks. It addresses carriers' requirements in the areas of protocol interworking, security and intelligent voice routing.

ESSENTRA BAX APPLICATION SERVER: Essentra BAX enables the delivery of residential and hosted enterprise VoIP services over a wide variety of broadband access infrastructures. With a cost effective entry point and the capability of scaling up to large numbers of subscribers over time, it allows service providers to take advantage of evolving IP opportunities.

Using Essentra products, a variety of NGN network solutions may be offered, to OEMs, resellers, existing carriers and emerging operators.

The following are some examples of such solutions:

VOICE OVER BROADBAND / CLASS 5 REPLACEMENT

Essentra(R) BAX application server can be quickly and easily deployed and integrated in the service provider's network. End users connect to the service through SIP-based Integrated Access Devices (IAD), SIP Phones, soft-phones, SIP-enabled PDAs as well as Megaco endpoints such as Multi Service Access Nodes providing legacy subscriber services. The VoIP telephone service includes traditional subscriber calling features (e.g., call waiting, call forward), new IP-enabled features (e.g., conferencing, "do not disturb") as well as web-based self-provisioning tools. Essentra BAX functions as a comprehensive Class 5 softswitch for both residential and enterprise users.

SOHO, SME AND CORPORATE HOSTED SERVICES

Essentra BAX application server supports a powerful IP Centrex service, which allows the service provider to offer its enterprise customers a wide array of enterprise telephony features from a single central location. In this manner, multiple enterprise customers, whether small or large and whether local or global in nature with distributed locations, can enjoy the benefits of VoIP telephony. One numbering plan across the entire corporation and short dialing within all corporate offices create the look and feel of one single office PBX. The rich feature set and supported executive desk telephone stations offer a solution that can compete with advanced PBX services.

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

NATIONAL LONG DISTANCE

Building a National Class 4 packet-based network entails the replacement of existing tandem switches. Replacing the core TDM network results in traffic and bandwidth optimization as well as reduced OpEx.

With Essentra, service providers can easily build their next-generation network or migrate their existing tandem network to a packet-based infrastructure. Essentra CX is the core of VocalTec's solution for national Class 4 networks. Essentra CX is a feature-rich Media Gateway Controller offering seamless connectivity to PSTN services.

Essentra CX can be deployed in various configuration suited for both centralized and distributed networks. Offered in conjunction with a wide range of Media Gateway density options, the solution allows service providers to optimize their deployment and their upfront CapEx investment.

The solution's flexibility and proven interoperability makes it ideal for service providers building a packet-based core network

Other Essentra elements, such as the Essentra EX, enable Peering and session control towards peer VoIP network.

VOICE OVER WYMAX

As the adoption of VoIP technology and services continues to grow we now see a large number of service providers looking to deliver VoIP services over wireless infrastructures, WYMAX primary among them. WYMAX technology is quickly gaining ground with service providers looking to take advantage of evolving IP opportunities.

The ability to efficiently provide widespread broadband internet together with quality VoIP services is paramount to the successful implementation of these network solutions.

VocalTec, a pioneer in VoIP technologies, brings to market a robust and comprehensive Voice over WYMAX offering designed to assist this new generation of service providers meet their business objectives.

A clear advantage of the VocalTec solution is that it offers the service provider a complete end-to-end VoIP solution containing all elements required for the successful implementation of a Voice over WYMAX service. VocalTec's packaged solution enables WYMAX providers to deploy a voice solution in record time while benefiting from a cost-effective offering conducive to significant cost savings and quick ROI.

The solution includes all main components of the Essentra solution suite. The Essentra BAX being the Class 5 feature server and the Essentra CX and Essentra EX, each enabling connectivity to other networks; the PSTN and other VoIP networks respectively.

Specifically designed with WYMAX deployments in mind, the solution is both compact and cost-effective allowing service providers to launch a service while controlling their capital expenditures. The solution is easily scalable in accordance with the service provider's business objectives and capabilities

LEGACY PRODUCTS

In the past, VocalTec and Tdsoft developed and marketed products that used TDM, ATM and H.323 technologies. These products were sold in the past to a number of carriers, who are still requiring support and maintenance services for these products.

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

     o H323 Products, including VoIP Gateways, Gatekeapers and network management solutions. VoIP Gateways include the VocalTec GW2000 and GW480 carrier grade Gateways, providing TDM to VoIP interconnection. The VocalTec VA Gatekeeper used to manage a network of Gateways and enable routing management of such networks and the VNM network management software, used to manage the network and provide element management and OSS functions to such networks.

THIRD PARTY ELEMENTS INCLUDED IN OUR SOLUTIONS

In many cases our customers are expecting us to provide a wide solution that is comprised of third party Software and Hardware elements. We are dependent on the following suppliers of hardware and software elements that are integrated into or complement our solutions: AudioCodes Ltd. for the supply of media gateways; Dialogic for the supply of SS7 signaling software and boards, IBM for X series servers and BladeCenter technology, and various other suppliers for Operating System Software, SIP software, SS7 Software and other software and hardware components. If our relationship with any of these suppliers is terminated, then we will need to invest time and resources to integrate our products with the hardware and software components of alternative suppliers. See "Item 3 - Key Information - Risk Factors - We depend on third parties for the supply and quality of components required for the manufacture of our products, and any delay or disruption in the supply of these products will adversely affect our results".

Notwithstanding the foregoing, our dependency on the foregoing suppliers is less than the dependency we had on suppliers of hardware components for our hardware-based products, since our Essentra products are based on Linux and general-purpose IBM servers.

In addition, our dependency on Dialogic for signaling software has been reduced due to the support of the standard protocol Sigtran that is used in both our Essentra CX and on Dialoic components (Sigtran is a standard-based protocol, which is also available from other signaling gateway vendors). In developing our past H.323 products, we were required to support a proprietary protocol provided by Dialogic, which was significantly harder to replace.

We are also dependent on contracts with certain customers. See "Item 3 - Key Information - risk factors - if our relationships with our key customers are terminated, our revenues will decline and our business will be adversely affected".

MARKETING, SALES AND DISTRIBUTION

We market and distribute our products both directly and via multiple distribution channels, and our main target customers include fixed line national and international long distance carriers, competitive local exchange carriers
(CLEC), incumbent local exchange carriers (ILEC), alternative VoIP telephony carriers (such as Vonage) and Internet Telephony Service Providers (ITSPs). We target both carriers with an existing infrastructure as well as those greenfield carriers building new VoIP networks.

Since the business combination with Tdsoft, we have substantially increased our sales and marketing efforts, in order to enhance and leverage the VocalTec brand, and in order to penetrate specific geographic areas in which we believe our products can be successfully sold. Such areas include primarily Russia, CIS, Latin America, South East Asia and Africa. As part of these efforts we reached agreements with a large number of local agents and distributors / Systems Integrators. These efforts resulted in new customers acquisitions and serve as a platform for further sales into each such target market.

In addition, we are continuously making efforts to establish relationships with channel partners, including resellers and other vendors, in order to leverage their market presence and increase our market reach and sales. Audiocodes is an example of one such reseller partner with which we saw sales increasing during 2007.

The sales cycles for our solutions are typically long as is common to the telecommunications market and the nature of our products and solutions. Once purchased by our end user customers, our solutions require installation in the network. After installation the system usually enters into a warranty period of twelve to eighteen months. We offer two maintenance and service agreements, which are renewed on an annual basis. The standard service is a 9X5 support service (i.e. during regular business hours), including fixing of errors and faulty hardware replacement. The premium service includes a 24X7 support service and versions updates.

INDUSTRY STANDARDS

We recognize that standards are important for interoperability and for providing the means for market growth. Over the years, we have taken an active role in international standards bodies and we continuously strive to keep abreast of evolving standards and specifications.

We actively support important communications standards in our products, including IETF SIP, ITU-T H.323, SS7, ISDN, MEGACO, MGCP, SIGTRAN, Radius and others, and work closely with our carrier customers and equipment manufacturers in ensuring standards are correctly and uniformly implemented. The Essentra product suite was designed to meet the IMS specifications, which are being adopted by both wireless and fixed line operators. Our prime focus is on the TISPAN IMS family of standards, as most of our customers are fixed line carriers.

COMPETITION

Our market is highly competitive and rapidly evolving, and is characterized by evolving standards, new alliances and consolidation. Since the Essentra solution combines trunking, peering, and application elements, our competitive landscape includes providers of softswitches ("trunking"), application servers ("application") and session border controllers ("peering"). Our principal competitors include Huawei, Veraz, Cirpack (part of Thomson Technology), Verso (who recently filed Chapter 11), Cisco Systems and Sonus Networks Inc. as softswitch vendors; Broadsoft, NetCentrex (part of Comverse Technologies), and Sylantro as application server vendors; and AcmePacket and Nextpoint as session border controller vendors.

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

o    VocalTec Communications, Inc. (United States)

o    VocalTec Communications Deutschland GmbH (Germany)

o    VocalTec Communications Hong-Kong Limited (Hong-Kong)

o    VocalTec Communications Singapore PTE Ltd. (Singapore)

     As of December 31, 2007, the only significant subsidiary is Tdsoft Ltd.

4.D. PROPERTY, PLANTS AND EQUIPMENT

Our headquarters are located in Herzliya Pituach, Israel, and occupy 21,500 square feet pursuant to a lease expiring during April 2010. We currently pay a total yearly rental amount of approximately $468,000. These facilities are used for management, administration, operations, marketing, sales, research and development, and testing.

We maintain car leases, and our total liability for early termination of the leases is approximately $41,000.

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

You should read the following discussion and analysis in conjunction with our audited consolidated financial statements for the year ended December 31, 2007 and notes thereto. This "Operating and Financial Review and Prospects" section contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements.

OVERVIEW

We are a provider of carrier-class multimedia and voice-over-IP (VoIP) solutions for communication service providers. We provide trunking, peering and residential/enterprise VoIP application solutions that enable flexible deployment of next-generation networks (NGNs). Partnering with prominent system integrators, resellers and equipment manufacturers, we serve an installed base of leading service providers. Designed for easy integration in multi-vendor environments, our solutions handle call control, media processing, signaling and security within state-of-the-art NGN networks. Our SIP-based solutions support a variety of protocols, including Megaco/H.248, MGCP, H.323, Sigtran, ISUP, and incorporate various elements of the IMS/TISPAN (IP Multimedia Subsystem) architecture.

Growth in the VoIP market is being driven largely by new entrants and service providers looking to reduce operational costs and easily add new, advanced services to their offering. While there are favorable industry trends that we believe create an opportunity for us, the ultimate demand for our products will depend upon the magnitude and timing of capital spending on VoIP infrastructure by telecommunications service providers and our ability to penetrate the market with new products and gain market share.

REVENUES. In 2007, we had sales of $5.8 million, compared to $7.3 million in 2006. Through 2007, we generated our revenues from sales of our products (primarily the Essentra family products) and related services. Sales of products accounted for 52% of our revenues in 2007.

In late 2006, we began marketing and selling our products also through resellers / systems integrators and partners. We sell our products to such resellers / systems integrators / partners for a consideration that is more competitive than the prices to end customers. As a result of the sale to resellers / system integrators, we gain access to a broader range of customers, resulting in a larger amount of transactions. Due to the manner in which we recognize our revenues in 2007, such greater number of transactions did not result in an increase in our revenues in 2007, compared to 2006. We expect to continue selling our products through such channels.

Sales to our customers are generally made under short-term non-cancelable purchase orders. Although our customers may provide us with forecasts, our ability to predict revenues in any future period is limited and subject to change based on demand for our customers' equipment.

We market and sell our products worldwide. The percentages of our revenues by geographic area for the periods indicated were as follows:

                                      YEAR ENDED DECEMBER 31,
                                 ----------------------------------
                                   2005         2006         2007
                                 --------     --------     --------
                                     %            %            %

North and South America                22           11            6
Europe and Israel                      72           66           83
Asia Pacific ("APAC"), Africa
and Middle East                         6           23           11
                                 --------     --------     --------
                                      100%         100%         100%
                                 --------     --------     --------

We attribute revenues to the geographic area where the customer, or its business unit that makes the purchase, is based.

COST OF SALES. Our cost of sales in 2007 was $3.4 million (including an amortization of acquired intangibles in the amount of $0.4 million and inventory write off in the amount of $0.5 million), or 59% of sales, compared with $3.1 million (including an amortization of acquired intangibles in the amount of $0.4 million), or 43 % of sales in 2006. Our cost of sales in 2007, excluding the amortization of acquired intangibles and inventory write off was $2.6 million, or 44% of sales. The cost of our sales consists primarily of (i) the cost of hardware components, (ii) salaries and other related expenses of our employees who are engaged in the production and support of our products, and (iii) royalties paid by us to 3rd party software licenses and the Chief Scientist.

Our consolidated financial statements are prepared in accordance with U.S. GAAP, and are the basis for the discussion and analysis of our results of operations, liquidity and capital resources. Our functional and reporting currency is the U.S. Dollar, which is the currency of the primary economic environment in which our consolidated operations are conducted. Transactions and balances originally denominated in dollars are presented at their original amounts. Transactions and balances in currencies other than dollars (including NIS) are re-measured in dollars in accordance with the principles set forth in FASB Statement No. 52 - "Foreign Currency Translation". Our reported amounts of assets, liabilities, revenues and expenses and the related disclosure of contingent assets and liabilities are based on certain estimates and judgments made in the preparation of our financial statements, which estimates and judgments are revised periodically as required. Our estimates and assumptions are based on factors such as analysis of prior years' experience, trends within the Company and the telecommunications industry, and general economic conditions. However, actual results may differ from our estimates and assumptions as a result of varying market and economic conditions, and may result in lower revenues and bigger operating losses.

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

INTANGIBLE ASSETS:

Intangible assets include mainly goodwill technology, customer relations, customer contracts and other identifiable intangible assets acquired in connection with the purchase of businesses. Technology and other identifiable intangible definite lived assets are amortized over their estimated useful lives.

The Company evaluates the amortization periods of all identifiable intangible assets to determine whether events or circumstances warrant revised estimates of useful lives.

Under Statement of Financial Accounting Standard No. 142 "Goodwill and other Intangible Assets" ("SFAS 142") goodwill is no longer amortized but instead is tested for impairment at least annually (or more frequently if impairment indicators arise). SFAS 142 prescribes a two-phase process for impairment testing of goodwill. The first phase screens for impairment, while the second phase (if necessary) measures impairment.

In the first phase of impairment testing, goodwill attributable to a reporting unit is tested for impairment by comparing the fair value of the reporting unit to its carrying amount. We determined that the company has only one reporting unit. In 2007, the fair value of a single reporting unit of the Company was found to be lower than its carrying value. The second phase was then performed. The second phase of the goodwill impairment test compares the implied fair value of the reporting unit's goodwill with the carrying amount of that goodwill. If the carrying amount of the reporting unit's goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess. The implied fair value of goodwill is determined in the same manner as the amount of goodwill recognized in a business combination. That is, the fair value of the reporting unit is allocated to all of the assets and liabilities of that unit (including all unrecognized intangible assets) as if the reporting unit had been acquired in a business combination and the fair value of the reporting unit was the purchase price paid to acquire the reporting unit.

Fair value is determined using discounted cash flows and market capitalization. Significant estimates used in the discounted cash flow methodology include estimates of future cash flows, future short-term and long-term growth rates and discount rates. The Company performs its annual impairment test during the fourth fiscal quarter of each year.

REVENUE RECOGNITION:

The Company generates revenues from licensing the rights to use its software products, from the sale of its systems and from providing maintenance, engineering and support services. The Company's products are sold to resellers, who are considered end-users for the purpose of revenue recognition (except as indicated below).

Revenue from software products is recognized when all criteria outlined in the American Institute of Certified Public Accountants Statement of Position ("SOP") 97-2, "Software Revenue Recognition", as amended by SOP 98-9, "Modification of SOP 97-2, Software Reveneue Recognition, with Respect to Certain Transactions", are met: persuasive evidence of an arrangement exists, the product has been delivered, no significant obligation to the customer remains, the sales price is fixed or determinable and collectibility is reasonably assured. The Company does not grant a right of return to its customers.

Where software arrangements involve multiple elements, revenue is allocated to each undelivered element based on vendor specific objective evidence ("VSOE") of the fair value of the undelivered element. The VSOE used by the Company to allocate the arrangement fees to support services and maintenance is based on the price charged when these elements are sold separately (upon renewal). Revenues for the delivered product are recorded based on the "residual method" presented by SOP 98-9, "Modification of SOP 97-2, Software Revenue Recognition With Respect to Certain Transactions", whereby the reminder of the arrangement fee, after allocating revenue to undelivered elements as described above is allocated to the delivered product. Under the residual method revenue is recognized for the delivered elements when (1) there is VSOE of fair value on all the undelivered elements and (2) all revenue recognition criteria of SOP 97-2 are satisfied. Under the residual method any discount in the arrangement is allocated to the delivered element.

Prior to January 1, 2007, revenues from the sale of software was recognized upon delivery, assuming all other revenue recognition criteria are met while the amounts allocated to the support services and maintenance were recognized ratably over the service period. Effective January 1, 2007, due to a limited number of separate support services and maintenance contracts consummated during 2007 and since the Company began providing its services through distributors and integrators, VSOE is no longer attainable to the support services and maintenance subsequent to that date. Accordingly, revenues from bundled software arrangements in 2007 are recognized ratably over the period of the last delivered element in the arrangement, which is typically the customer support and maintenance service period, assuming all other revenue recognition criteria are met.

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

In 2006 deferred revenue includes unearned amounts received under the maintenance and support contracts and amounts received from customers but not recognized as revenues. In 2007, deferred revenue includes amounts received under bundled software arrangements and amounts received from customers, but not recognized as revenue.

Revenue from sale of systems is recognized upon delivery to the end-user or the reseller. Provisions for warranty are made at the time of the sale. Such revenues are recognized in accordance with Staff Accounting Bulletin No. 104, "Revenue Recognition in Financial Statements" ("SAB No. 104").

INCOME TAXES:

The Company and its subsidiaries account for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes" ("Fas 109"). This Statement prescribes the use of the liability method whereby deferred tax assets and liability account balances are determined for loss carryforwards and other temporary differences between financial reporting and tax bases of assets and liabilities, using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company and its subsidiaries provide a valuation allowance, if necessary, to reduce deferred tax assets to the amount that is more likely than not to be realized. In July 2006, the FASB issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109" ("FIN 48").

FIN 48 clarifies the accounting for income taxes by prescribing the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 utilizes a two-step approach for evaluating tax positions. Recognition (step one) occurs when an enterprise concludes that a tax position, based solely on its technical merits, is more-likely-than-not to be sustained upon examination. Measurement (step two) is only addressed if step one has been satisfied (i.e., the position is more-likely-than-not to be sustained) otherwise a full liability in respect of a tax position not meeting the more-than-likely-than-not criteria is recognized. Under step two, the tax benefit is measured as the largest amount of benefit, determined on a cumulative probability basis, that is more-likely-than-not to be realized upon ultimate settlement.

FIN 48 applies to all tax positions related to income taxes subject to "FAS 109". This includes tax positions considered to be "routine" as well as those with a high degree of uncertainty.

FIN 48 has expanded disclosure requirements, which include a tabular roll forward of the beginning and ending aggregate unrecognized tax benefits as well as specific detail related to tax uncertainties for which it is reasonably possible the amount of unrecognized tax benefit will significantly increase or decrease within twelve months. (See also note 15).

FIN 48 is effective for fiscal years beginning after December 15, 2006. The cumulative effect of applying FIN 48 is reported as an adjustment to the opening balance of retained earnings. The adoption of FIN 48, as of January 1, 2007, affected the Company's accumulated deficit, as described in note 15.

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

SFAS No. 123(R) requires companies to estimate the fair value of equity based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service periods, on a straight-line basis, in the Company's consolidated income statements.

5A.  OPERATING RESULTS

YEAR ENDED DECEMBER 31, 2007 COMPARED TO YEAR ENDED DECEMBER 31, 2006

SALES

In 2007, we had sales of $5.8 million, compared to $7.3 million in 2006, a decrease of $1.5 million, or 21%. Through 2007, we generated our revenues from sales of our products (primarily the Essentra family of products) and from the sale of maintenance, support and other services. Sales of products accounted for 52% of our revenues in 2007, whereas sales of services accounted for 48% of our revenues in 2007. Prior to January 1, 2007, revenues from the sale of software were recognized upon delivery, assuming all other revenue recognition criteria are met while the amounts allocated to the support services and maintenance were recognized ratably over the service period. Effective January 1, 2007, due to a limited number of separate support services and maintenance contracts consummated during 2007 and since the Company began providing its services through distributors and integrators, VSOE is no longer attainable to the support services and maintenance subsequent to that date. Accordingly, revenues from bundled software arrangements in 2007 are recognized ratably over the period of the last delivered element in the arrangement, which is typically the customer support and maintenance service period, assuming all other revenue recognition criteria are met. The decrease in our revenues from the sale of products resulted from the manner in which the Company accounted for such sales, resulting in the deferral of approximately $2.7 million of revenues from 2007 to 2008. For additional information on our revenue recognition policies, see Note 2(k) to the financial statements attached to this annual report. Revenues from the sale of services did not change significantly in 2007, compared to 2006.

In late 2006, we began selling our products also to resellers / systems integrators and partners. We sell our products to such resellers/systems integrators/partners for a consideration that is more competitive than the prices to end customers. As a result of the sale to resellers/systems integrators, we gain access to a broader range of customers, resulting in a larger amount of transactions. Due to the manner in which we recognize our revenues, such greater number of transactions did not result in an increase in our revenues in 2007, compared to 2006. We expect to continue selling our products to such channels.

In late 2006 we started selling our Essentra family of products as part of solutions consisting also of certain hardware that we purchase from third parties, resulting in an increase in sales (some of which were deferred to 2008, as described above).

To date, we have derived a substantial portion of our revenues from a relatively small number of customers (including resellers / systems integrators and partners). Each of the following customers accounted for more than 10% of our revenues for the periods indicated:

                            YEAR ENDED DECEMBER 31,
                       --------------------------------
                         2005        2006        2007
                       --------    --------    --------

Lucent                       18%         13%          *
OG Vodafone                  16%          *           *
Deutche telecom               *          18%         22%
Mobifon 2000                  *           *          12%
Integrated Networks           *           *          10%

* less than 10%

Total sales to the foregoing major customers accounted for 34%, 31% and 44% of our total revenues for the years ended December 31, 2005, 2006 and 2007, respectively.

To date, most of our global sales have been in U.S. dollars and have not been adversely affected by foreign currency fluctuations. If global business conditions require us to sell our solutions in other local currencies, our sales may be adversely affected by devaluation of local currencies against the U.S. dollar. If, on the other hand, such local currencies' value increases against the U.S. dollar, our sales (in U.S. dollar terms) will be positively affected. For additional information regarding the potential effect of foreign currency fluctuations on our sales, see Item 3.D "Risk Factors".

We plan to increase our market share in the growing VoIP market. In 2006, we started selling our products in new regions, including Russia, Africa and Vietnam. In late 2006, we started selling our products also to resellers / systems integrators, resulting in an increase in the number of transactions. In 2007, while continuing to sell our solutions to the markets discussed above, we also began selling our solutions to Latin America both directly and through Resellers / systems integrators.

COST OF SALES

Cost of sales in 2007 was $3.4 million, or 59% of sales (including an amortization of acquired intangibles in the amount of $0.4 million and an inventory write-off in the amount of $0.5 million), compared with $3.1 million, or 43% of sales (including an amortization of acquired intangibles in the amount of $0.4 million), in 2006. Cost of products was $2.0 million in 2007 compared with $2.2 million in 2006. Cost of services was $0.5 million in 2007 compared with $0.6 million in 2006.

The increase in the cost of sales in 2007 compared to 2006, resulted from the inventory write-off, and the increase in the cost of sales as a percentage of sales in 2007 compared to 2006 resulted primarily from the sale of solutions that include, in addition to our Essentra family of products, third party products (which carry a lower gross margin).

Cost of our sales consists primarily of the cost of hardware components, salaries and other related expenses of our employees who are engaged in the production and support of our products and royalties paid by us to licensors of software and to the Chief Scientist.

In 2007, gross margins were 41%, including amortization of acquired intangibles and an inventory write-off, or 56%, excluding amortization of acquired intangibles and an inventory write-off. In 2006, gross margins were 57%, including amortization of acquired intangibles, or 62%, excluding amortization of acquired intangibles.

OPERATING EXPENSES

RESEARCH AND DEVELOPMENT, NET

Research and development costs, net were $4.6 million in 2006 and 2007, representing 63% and 79% of sales in 2006 and 2007, respectively. Research and development costs, net consist principally of salaries and benefits for software and hardware engineers and sub-contractors, related facilities costs and activities and expenses associated with computer, software and other equipment used in software and hardware development and testing. Research and development costs, net in 2007 and 2006 included stock-based compensation amount of $353,000 and $248,000, respectively, due to the implementation of FASB 123(R) in 2006. None of our software or hardware development costs have been capitalized during any of the reported periods, as the amount of software and hardware development costs eligible for capitalization at this stage has historically been insignificant.

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

Our research and development efforts in 2007 have been financed from internal resources and through programs sponsored by the Chief Scientist. Pursuant to the terms of the Chief Scientist royalty-bearing program, we are required to pay royalties of between 3% and 4.5% of sales of products and related services developed in any project partially funded by the Chief Scientist, up to an amount of 100% of the grant obtained. For grants received under programs approved subsequent to January 1, 1999, royalties are payable up to 100% of the grant obtained plus interest at the annual rate of Libor applicable to U.S. dollar deposits. We expect to participate only in royalty bearing programs but we cannot make any assurances that we will be awarded any future grants.

Our research and development expenses in 2007 and 2006 were net of participation from the Chief Scientist. In each of 2006 and 2007, participation received or accrued from the Chief Scientist was $0.8 million. In 2007, we paid or accrued royalties to the Chief Scientist in an aggregate amount of approximately $175,000 compared with $201,000 in 2006. Our contingent liability to the Chief Scientist amounts to approximately $21 millions. On May 27, 2008, the Company signed an agreement to sell part of its patents for the aggregate selling price of $12.5 million. On July 13, 2008, the OCS approved the consummation of the foregoing sale, subject to the payment to the OCS of approximately $2.08 million.

SELLING AND MARKETING

In 2007, selling and marketing expenses were $4.7 million, or 82% of sales, compared with $4.1 million or 57% of sales in 2006. Selling and marketing expenses include salaries and benefits, sales commissions, travel expenses and related costs for our sales, marketing, and distribution personnel, reserves for potential damages to, loss of, or obsoleteness of trial systems. Selling and marketing expenses in 2006 and 2007 included stock-based compensation amounting to $138,000 and $224,000, respectively, due to the implementation of FASB 123(R) in 2006. Selling and marketing expenses also include the costs of programs aimed at increasing revenue, such as advertising, trade shows and other market development programs. The increase in selling and marketing expenses in absolute numbers in 2007 compared to 2006 resulted primarily from selling and marketing activities in Russia.

GENERAL AND ADMINISTRATIVE

General and administrative expenses consist principally of salaries and benefits, outside legal, accounting and consultant fees, travel expenses and related costs for management, directors' fees, directors and officers insurance, finance, logistics, human resources, communication, legal, information systems and administrative personnel. General and administrative expenses in 2006 and 2007 included stock-based compensation amounting to $554,000 and $552,000, respectively, due to the implementation of FASB 123(R) in 2006. General and administrative expenses also include expenses associated with computing equipment and software used in the administration operations. General and administrative expenses were $2.0 million, or 35% of sales, in 2007, compared with $2.5 million, or 34% of sales, in 2006. The decrease in general and administrative expenses in absolute numbers resulted primarily from the fact that in 2006 the Company paid its former Chief Executive Officer certain severance payments.

OTHER INCOME (EXPENSE), NET

In 2007, we recorded $5,437 expenses, regarding impairment of goodwill. Under Statement of Financial Accounting Standard No. 142 "Goodwill and other Intangible Assets" ("SFAS 142") goodwill is no longer amortized but instead is tested for impairment at least annually (or more frequently if impairment indicators arise).

The Company decided to perform an impairment test mainly due to the fact that in addition to its losses, as of December 31, 2007, the Company's market capitalization was lower than the Company's shareholders' equity as of such date. That indication did not exist in 2006. We had no material other income (expenses) in 2007 and 2006.

FINANCE INCOME, NET

Finance income, net in 2007 consisted principally of interest income received in connection with our bank deposits, bank charges and currency differences between the NIS and US dollar. In 2007, finance income, net was $230,000, or 4% of sales, compared to $32,000, or less than 1% of sales, in 2006.

TAXES ON INCOME, TAX REFUNDS AND TAX BENEFITS

In 2007, VocalTec and Tdsoft had two and four, respectively, Approved Enterprise programs under the Law for the Encouragement of Capital Investments, 1959, respectively. Such programs are eligible for certain tax benefits for the first several years in which they generate taxable income. Income derived from an Approved Enterprise is subject to a zero tax rate for two years and up to an additional eight years of reduced corporate tax rate of 25% until the earlier of
(i) seven to ten consecutive years, commencing in the year in which the specific Approved Enterprise first generates taxable income (which income is not offset by deductions attributable to the other sources), (ii) twelve years from commencement of production or (iii) fourteen years from the date of approval of the Approved Enterprise status. Some of our production and development facilities have been granted Approved Enterprise status. To date, neither of our Approved Enterprise programs has generated any taxable income.

As of December 31, 2007, we had net operating loss carry forwards in Israel of approximately $187 million ($140 million allocated to VocalTec and $47 million allocated to Tdsoft). This net-operating loss may be carried forward and offset against future taxable income under applicable tax laws. We also had an aggregate net operating loss carry forwards in the U.S. of approximately $9 million, which may not be carried forward and offset against future taxable income due to change of control in the Company regarding the merger between Vocaltec and Tdsoft in November 2005. Tax benefits, which apply to us under Israeli law, do not apply to any income generated by any of our other subsidiaries.

NET INCOME (LOSS)

Net loss in 2007 was $14.2 million, representing 246% of sales, compared with a net loss of $7.0 million, representing 96% of sales in 2006.

Our financial statements are reported in dollars and the vast majority of our sales are made in U.S. dollars. Most of our expenses are in New Israeli Shekels
(NIS) and dollars. The cost of our operations in Israel, as expressed in dollars, is influenced by the extent to which any increase/decrease in the rate of inflation in Israel is not offset by the appreciation/depreciation of the NIS in relation to the dollar. In 2007, the rate of inflation in Israel was 3.4% and the rate of appreciation of the NIS in relation to the dollar was 8.9%.

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

OPERATING EXPENSES

RESEARCH AND DEVELOPMENT, NET

Research and development costs, net were $4.6 million in 2006, or 63% of sales, compared with $4.4 million, or 95% of sales, in 2005. Research and development costs, net consist principally of salaries and benefits for software and hardware engineers and sub contractors, related facilities costs and activities and expenses associated with computer, software and other equipment used in software and hardware development and testing. Research and development costs, net in 2006 included stock-based compensation amount of $248,000 due to the implementation of FASB 123(R) in 2006. Research and development costs, net in 2005 included a non recurring stock-based compensation amount of $522,000 which resulted from the amount of VocalTec shares issued to founders and employees of Tdsoft pursuant to the business combination being in excess of the pro rata holding percentage of such founders and employees of Tdsoft prior to the business combination. None of our software or hardware development costs have been capitalized during any of the reported periods, as the amount of software and hardware development costs eligible for capitalization at this stage has historically been insignificant. The increase in research and development costs, net, in absolute numbers in 2006 compared to 2005, resulted mainly from a decrease in the participation of the BIRD (Bi-national Industrial Research and Development) foundation in our research and development expenses.

Our research and development efforts were financed in 2005 from internal resources and through programs sponsored by the Chief Scientist and the BIRD foundation. As a result of the acquisition of the assets owned by Cisco Systems and the assets of Be-Connected in 2001 and 2004, respectively, Tdsoft assumed the liability to pay royalties to the Chief Scientist in connection with grants received prior to the purchase of such products. Such royalties were paid during 2005 and 2006.

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

SELLING AND MARKETING

In 2006, selling and marketing expenses were $4.1 million, or 57% of sales, compared with $2.8 million or 60% of sales in 2005. Selling and marketing expenses included salaries and benefits, sales commissions, travel expenses and related costs for our sales, marketing, and distribution personnel, reserves for potential damages to, loss of, or obsoleteness of trial systems. Selling and marketing expenses in 2006 included stock-based compensation amount of $138,000 due to the implementation of FASB 123 in 2006. Selling and marketing expenses in 2005 included a non recurring stock-based compensation amount of $13,000 which resulted from the amount of VocalTec shares issued to founders and employees of Tdsoft pursuant to the business combination being in excess of the pro rata holding percentage of such founders and employees of Tdsoft prior to the business combination. Selling and marketing expenses also included the costs of programs aimed at increasing revenue, such as advertising, trade shows and other market development programs. The increase in selling and marketing expenses in absolute numbers in 2006 compared to 2005 resulted primarily from an increase in salaries and benefits related to increase in personnel engaged in selling and marketing activities and due to amortization of the intangibles acquired in the business combination between Tdsoft and VocalTec, offset by a decrease in material use for selling and marketing activities.

GENERAL AND ADMINISTRATIVE

General and administrative expenses consisted principally of salaries and benefits, outside legal, accounting and consultant fees, travel expenses and related costs for management, finance, logistics, human resources, communication, legal, information systems and administrative personnel. General and administrative expenses in 2006 included stock-based compensation amount of $554,000 due to the implementation of FASB 123 in 2006. General and administrative expenses in 2005 included a non recurring stock-based compensation amount of $268,000 which resulted from the amount of VocalTec shares issued to founders and employees of Tdsoft pursuant to the business combination being in excess of the pro rata holding percentage of such founders and employees of Tdsoft prior to the business combination. General and administrative expenses also included expenses associated with computing equipment and software used in the administration operations General and administrative expenses were $2.5 million, or 34% of sales, in 2006, compared with $1.7 million, or 38% of sales, in 2005. The increase in general and administrative expenses in absolute numbers resulted primarily from an increase in salaries and benefits related to personnel engaged in general and administrative activities and to an increase in stock based compensation expenses.

OTHER INCOME (EXPENSE), NET

We had immaterial other income in 2006 and 2005.

FINANCE INCOME, NET

Finance income, net in 2006 consisted principally of interest income received in connection with our bank deposits, bank charges and currency differences between the NIS and US dollar. In 2006, financial income, net was $32,000 - less than 1% of sales, compared to $0.2 million, or 4% of sales, in 2005.

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

As of December 31, 2006, we had net operating loss carry forwards in Israel of approximately $160 million ($117 million allocated to VocalTec and $43 million allocated to Tdsoft), and an aggregate net operating loss carry forwards in the U.S. of approximately $8.5 million. These net-operating losses may be carried forward and offset against future taxable income under applicable tax laws. Tax benefits, which apply to us under Israeli law, do not apply to any income generated by any of our other subsidiaries.

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

5B.  LIQUIDITY AND CAPITAL RESOURCES

During the past three years, we covered our cash flow requirements from cash proceeds from the issuance of shares and warrants to investors, operating revenues and grants from the BIRD foundation (only in 2005) and the Chief Scientist.

As of December 31, 2007, we had approximately $4.5 million in cash and cash equivalents. As of December 31, 2006, we had approximately $9.0 million in cash, cash equivalents and bank deposits, comprised of $6.0 million in cash and cash equivalents and $3.0 million in bank deposits.

As of December 31, 2007, we had working capital of approximately $0.7 million, compared with $8.2 million as of December 31, 2006. The net decrease in working capital during 2007 resulted primarily from a decrease in cash and an increase in deferred revenues. Excluding deferred revenues, the working capital was $3.4 million as of December 31, 2007, compared with $8.4 million as of December 31, 2006. The net decrease is mainly due to the decrease in cash.

Net cash used in operating activities was $3.9 million, $7.4 million and $4.8 million for the years ended December 31, 2007, 2006 and 2005, respectively. The principal use of cash in each of these years was to fund our operations.

Net cash provided by (used in) investing activities was $2.5 million, $(2.5) million and $0.5 million for the years ended December 31, 2007, 2006 and 2005, respectively. Cash used for purchase of equipment was $0.2 million, $0.3 million and $0.3 million for 2007, 2006 and 2005, respectively. Proceeds from the sale of equipment were $4,000, $26,000 and $109,000 for 2007, 2006 and 2005, respectively.

The Company had no net cash generated by financing activities in 2007.

We anticipate that operating expenses may exceed revenues, net of cost of sales in 2008 and possibly beyond if we do not sufficiently increase sales and reduce our costs. We expect to receive net proceeds of approximately $9.2 million from the sale of a portion of our patents, as described in "Item 4.A - History and Development of the Company". We believe that such net proceeds, current cash and cash equivalents balances, cash flows from operations and grants from the Chief Scientist are sufficient to meet our anticipated cash needs for working capital and capital expenditures for at least the next 12 months.

Capital expenditures in 2007 were approximately $178,000, compared with $335,000 in 2006 and $308,000 in 2005.

We maintained annual car leases in the amount of approximately $407,000 in 2007, and our total liability for early termination of the leases is in the amount of up to approximately $41,000.

INVENTORY AND RECEIVABLES

Inventories as of December 31, 2007 were $1.5 million, compared to $1.1 million as of December 31, 2006.

Trade receivables are from purchases of our products, primarily by telecommunications Systems Integrators, Resellers and service providers. Trade receivables are presented at gross value less reserve for doubtful accounts of $160,000 and $120,000 as of December 31, 2007 and 2006, respectively. Trade receivables, net, as of December 31, 2007 were $0.6 million, compared to trade receivable, net of $1.4 million as of December 31, 2006. The decrease in trade receivable, net, resulted from improved collection and from the manner in which the Company accounted for such trade receivable. For additional information on our revenue recognition policies, see Note 2(k) to the financial statements attached to this annual report.

Prepaid expenses and other receivables were $0.3 million as of December 31, 2007, compared with $0.8 million as of December 31, 2006. The decrease in 2007 was mainly due to the payment by the Chief Scientist of the receivable outstanding as of December 31, 2006.

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

RESEARCH AND DEVELOPMENT

We believe that our ability to enhance our current products, develop and introduce new products on a timely basis, maintain technological competitiveness and meet customer requirements is essential to our future success. Accordingly, we devote and intend to continue to devote a significant portion of our personnel and financial resources to research and development. We also intend to continue seeking and maintaining close relationships with our customers in order to remain responsive to their needs. We have an educated and experienced research and development team that specializes in telecommunications and networking, computer and networking software, communications protocols and VoIP application software development. We seek to employ highly qualified technical personnel in order to maintain and expand our technological expertise.

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

See "Item 5 - Operating and Financial Review and Prospects - Operating Results - Research and development costs, net".

5D.  TREND INFORMATION

We believe that our business is subject to the following trends:

TRENDS IN THE COMMUNICATIONS INDUSTRY

REGULATION AND COMPETITION: Service providers worldwide are facing an increasing array of challenges given the ongoing regulatory changes and technological advances in the communications industry. Global deregulation is promoting competition to incumbent service providers from both new entrants and operators in adjacent industries, such as wireless, satellite, Internet and cable television service providers. At the same time, end user demands are rapidly evolving. While in the past, communications traffic consisted primarily of traditional voice communications and basic data traffic, such as email and facsimiles, in recent years, with the wide acceptance of the Internet and broadband infrastructure, end users are increasingly seeking fast, personalized, content-rich, easy-to-use communications and are relying on these applications in both their professional and personal lives. Accordingly, this trend is increasing demand for high-speed access services, including IP-based voice, video, data and wireless services.

The combination of competitive pressures and end user demands is placing pressure on service providers to add new services to their existing offerings quickly, with the flexibility to continue to add functionality and to scale as needed. Many new and incumbent service providers presently offer a bundle of voice, video and data services to end users, often referred to as "triple-play, or "multi-play". For example, these services may include both traditional and enhanced voice services, broadcast television and on-demand video, and high-speed Internet access delivered over a converged broadband connection to the home or office. Operators also are increasingly adding wireless to the triple-play bundle, referred to as "quad-play", which has contributed to consolidation in the service provider market. The bundling of services enables service providers to generate new sources of revenue and enhance customer relationships.

The initial capital costs and ongoing operating expense associated with the deployment of new services are considerable. Many service providers have significant investments in their existing network infrastructures, which may consist of disparate media, such as copper, coax and fiber, as well as numerous protocol families based on Internet Protocol, or IP, Asynchronous Transfer Mode, or ATM, and Time Division Multiplexing, or TDM. Service providers generally seek to maximize their return on investment by leveraging existing infrastructure to offer new services. This has increased the demand both for upgrades to existing equipment and for cost-effective new equipment that supports disparate media and numerous protocol families.

INVESTMENT MADE IP INFRASTRUCTURES: As voice, video and data traffic travels over communications network infrastructure, it typically passes through the core and access networks before arriving at the customer premise, or destination. The growing demand for Internet bandwidth over the last decade prompted service providers to make significant capacity investments in the core network, which is the part of the network that is responsible for transporting large volumes of traffic between and within cities. Service providers have also made significant investments in upgrading the core network to a mostly IP-based infrastructure to more efficiently manage the increased data traffic. This is an ongoing transformation that is expected to continue in the coming years.

The access network is located between the core network and the customer premise and is integral to the aggregation and distribution of network services and to the creation of new services. Service providers have begun looking at ways to efficiently enable the deployment of new services with ever-increasing bandwidth requirements, such as video or bundled services. To complement the investments made in the core network and to combine voice, video and data over a common network, service providers are increasingly seeking to upgrade access infrastructures based on IP technologies. Increasingly, the use of IP as a transport technology to combine voice, video and data over a common network is emerging as the principal network architecture for service providers. The demand for broadband connectivity to the Internet led incumbent local exchange carriers to offer broadband over copper to the residential market. This was offered using ADSL technology. The fast deployment of ADSL opened up an opportunity for alternative carriers to offer voice over this broadband connection, bypassing the need for any permission from the provider of the ADSL service. In addition, new wireless technologies today provide an alternative low cost method of offering broadband access services. The initial adoption of wireless broadband technologies, such as WYMAX is a good example of this. WYMAX technology is said to facilitate the deployment of a broadband access infrastructure by omitting the need to drive cables underground; this is conducive to both a quicker and more cost-effective deployment. Alternative and Greenfield carriers are looking to WYMAX technology for the delivery of both a data and video/voice service.

The availability of broadband services is a very significant factor in the ability to offer Essentra BAX as a service delivery platform, for providing Class 5 Voice over Broadband (VoBB) services. Various market research firms estimate that in 2010 approximately 15% of all wire-line telephone lines will implement Voice over Broadband (VoBB) technology.

CONVERGENCE OF VOICE AND DATA: The maturing of VoIP technology and the advantages of an IP network is leading to the convergence of data and voice networks and the offering of a mix of data and voice services over a single packet based IP network. This trend is expected to change telephony network deployment and operation by removing all territorial/localized networks and the localization aspect of the telephone number and possibly even replacing traditional telephone numbers with an alternative personal ID. Converged networks will reduce the cost of deployment of telephony switching equipment. Converged networks will also reduce the cost of operation as the same packet-based network will serve voice and data. Softswitch technology is at the heart of this evolution. The softswitch will not only replace the legacy TDM switch, but it will no longer be an integral part of each and every neighborhood. Fewer high capacity softswitches will serve larger populations. The physical location of the softswitch will not be related to the subscribers that it will serve. Massive efforts and large projects are planned by most telephony service providers, which are expected to result in around 200 million telephony lines connected to softswitches by 2010 (according to a 2007 report by Infonetics Research). Essentra product family aims at this market, which is expected to grow (according to the same report) by an annual average of 30-40% in the coming years.

WIRELINE AND MOBILE CONVERGENCE AND IMS: A new network architecture known as IMS (Internet Multimedia Subsystem) has been designed by the 3GPP (3rd Generation Partnership Project) to deliver IP-based service to end-users. This will be the network architecture for the mobile third generation migration to packetized voice. The unique abilities of IMS to offer fast implementations of new services and the comfortable handling of access networks led the industry to consider the adoption of IMS also for the wireline business, especially for VoIP technology. In few years, we expect to start experiencing IMS offering Fixed-Mobile Convergence (FMC), where the same handset will be used in both fixed and mobile networks and offer identical services to the consumer. This will be the final step in convergence of all multimedia fixed and mobile networks, offering a single service platform to all terminals, whether a computer, a PDA, a wireline phone or a mobile phone. Essentra architecture has followed the guidelines of IMS/TISPAN, and more adjustments will be needed as implementation of IMS continues.

INCREASING NEED FOR VOIP INTERCONNECTION: With the dramatic rise in Broadband infrastructures throughout the world, service provider and end-user demand for VoIP is growing rapidly. Established global telecommunications service providers such as British Telecom, AT&T and KDDI have joined new entrants such as Skype and Vonage, as well as cable operators such as Comcast and Cablevision in offering IP telephony services. Currently, there are hundreds of VoIP providers operating throughout the world. Some offer stand-alone telephony service, while others bundle VoIP with Internet access and video service for a full triple play suite. With this tremendous growth come a variety of challenges for carriers and service providers as they either build out their networks or migrate from legacy TDM technology to an IP-based infrastructure.

Traditional fixed-line service providers are not the only ones migrating to IP, several leading mobile operators have announced plans to convert to an IP-based infrastructure in the coming years. The growing implementation of IP communications, coupled with the emerging fixed-mobile convergence over IP, is driving the need for more sophisticated infrastructure solutions that can facilitate smooth deployments and transitions.

Unlike traditional telephony service, there is no single global standard for VoIP. As such, VoIP implementations are based on a variety of different standards, making VoIP networks essentially a growing number of islands. In order to ensure a successful VoIP roll out and generate steady revenues for providers, these islands need to be connected to one another in a manner that is secure, reliable and seamless. While traditional architecture was once an effective way in which to connect multiple islands, it is becoming increasingly necessary for carriers to rely on IP-based solutions for VoIP interconnection. The ability for VoIP networks to interconnect directly one to the other is of paramount importance in the further adoption of VoIP technology. VoIP interconnect traffic is expect to grow significantly in coming years.

HOSTED SERVICES FOR ENTERPRISES: Carriers have usually not succeeded to offer more than basic services to enterprises. The basic services included E1/T1 trunking with PRI, or Primary Rate Interface (an ISDN link between customer premises, usually a PBX, and the Class 5 switch) and DID, or Direct Inward Dialing (which allows to call a person's office telephone extension from an outside telephone service). Centrex services have been offered by carriers, mainly in the US, since the early 1980's, but never became a significant business. Softswitch technology combined with application servers offering a rich PBX-type set of features and the trends of outsourcing such services, lead to the re-evaluation of the potential of the new IP-based Centrex services. The availability of web based self-care services encourages carriers to offer IP-Centrex as a competing service to IP-PBX solutions. IP technology adds the ability to combine IP-Centrex with VPN to effectively interconnect multiple corporate offices from one central location. Considering this, Essentra offers rich Centrex features combined with VPN capability and corporate level provisioning tools. The expected size of the IP-Centrex market is currently unclear, but the feature set is becoming a must in most softswitch deployments.

CONSOLIDATION: In recent years, we have witnessed a consolidation in our industry. Large service providers are acquiring other service providers, and large equipment vendors are acquiring smaller vendors, in order to leverage the benefits of synergies and size and to provide their customers with a more complete solution. We expect this trend to continue in the future.

OTHER TRENDS: In addition to the foregoing, we have identified the following trends:

     (i) VoIP networks have emerged in many business segments, in both the carrier and the enterprise market. Due to reasons such as security, protocol variance and other reasons, these networks are still not linked to each other using native IP. This has created an opportunity, which the Company is planning to leverage using the Essentra EX Peering Manager and derivatives of that product, to provide products that meet the need of VoIP interconnect. This transition is due in part to the fact that being connected using IP is more cost-effective than being connected through the PSTN; Essentra EX facilitates routing between disparate networks and enables optimizing use of network resources and costs;

     (ii) Adoption of a standard IMS (IP Multimedia Subsystem) architecture by carriers and vendors, including mobile and fixed carriers and networks, resulting in a new definition of telecom infrastructure, focusing on IP multimedia service implementation. The Company is continuously looking at the evolution of IMS and is investigating the further alignment of its solutions with the functional description described in the standard;

     (iii) Convergence between fixed and mobile networks, both on the infrastructure and the service and business aspects, with respect to which the Company offers a solution providing some of the elements in an FMC-type (fixed mobile conveyance) implementation. This trend is characterized by the unification of infrastructures (including unification at the infrastructure and service layers); The Company recently began looking at how it can address the needs specific to mobile operators.

5E.  OFF-BALANCE SHEET ARRANGEMENTS

There are no off-balance sheet arrangements that have or are reasonably likely to have a current or future material effect on the company's financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

5F.  TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

Contractual Obligations                                      Payment Due by Period (in thousands of dollars)
-----------------------                             -----------------------------------------------------------------
                                                              Less than
                                                    Total       1 Year      1-3 Years   3-5 years   More than 5 Years
                                                    -----       ------      ---------   ---------   -----------------
CONTRACTUAL OBLIGATIONS
Short term Debt obligations - tax provision
according to FIN 48                                  1,275        1,275            -          -              -
Operating Lease Obligations                          1,053          468          585          -              -
Other Long Term Liabilities Reflected on
the Registrant's Balance Sheet under U.S.
GAAP                                                 1,945*         552            -          -          1,393
Total                                                4,273        2,295          585          0          1,393


* As of December 31, 2007 we had 1,431 in severance pay funds to cover such liabilities.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A. DIRECTORS AND SENIOR MANAGEMENT

The following sets forth certain information regarding our directors and executive officers:

NAME                    POSITION
----                    --------

Joseph Albagli (1)      Director, President and Chief Executive Officer
Ilan Rosen (1)          Chairman of the Board of Directors
Robert Wadsworth        Director
Joseph Atsmon (1)(2)    Director
Yoseph Dauber (1)(2)    External Director
Eli Gendler             Chief Financial Officer

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

YOSEPH DAUBER has served as a director of NICE Systems Ltd. since April 2002. Mr. Dauber has served in various senior positions at Bank Hapoalim since 1973. Until June 2002, he was Deputy Chairman of the Board of Management and joint Managing Director of Bank Hapoalim and was responsible for the commercial division of the bank. Between 1994 and 1996 and until June 2002, Mr. Dauber served as Chairman of Poalim American Express and of the Isracard Group. From 2002 to 2003, he served as Chairman of the Israel Maritime Bank Ltd. He currently serves as a director of Bank Hapoalim. He also serves as a director of Clal Insurance Holding Ltd., Lodzia Rotex Ltd., and Afcon Industries Ltd. Mr. Dauber holds a Bachelor's degree in Economics and Statistics from the Hebrew University in Jerusalem and a Masters degree in Law from Bar Ilan University. Mr. Dauber qualifies as an External Director under the Companies Law.

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

MICHAL EVEN CHEN, who served as an external director of the Company, notified the Company on July 3, 2008, of her resignation from the Company's board of directors, effective as of such date.

6.B. COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

The aggregate compensation paid to VocalTec's directors and executive officers as a group during the fiscal year ended December 31, 2007 was approximately $0.5 million in salaries, directors' fees and bonuses. No additional amounts were set aside or accrued by the Company or its subsidiaries in 2007 to provide pension retirement or similar benefits to the directors and executive officers.

During the fiscal year ended December 31, 2007, 8,615 options were granted to each of Joseph Atsmon, Lior Bregman, Yoseph Dauber, Michal Even Chen and Robert Wadsworth, 19,570 options were granted to Ilan Rosen, and 225,365 options were granted to Mr. Joseph Albagli, at an exercise price per share of $3.308.

6.C. BOARD PRACTICES

     The period during which our directors and senior management have each served in their respective offices is set forth in "Item 6 - Directors, Senior Management and Employees - Directors and Senior Management". There is no date of expiration of the current term of office of any of the senior management members. The expiration date of the terms of office of our directors are as follows: (a) Ilan Rosen and Joseph Atsmon - at the annual shareholders meeting in 2008 (at which time each of them may be re-appointed as a director); (b) Michal Even-Chen, who was elected as an external director in November 2004, and was re-appointed for an additional three-year term as an external director at the annual shareholders meeting in 2007 (resigned from her office as a director on July 3, 2008); (c) Joseph Albagli and Robert Wadsworth - at the annual shareholders meeting to be held in 2009 (at which time each of them may be re-appointed as a director); and (d) Yoseph Dauber, who was elected as an external director in August 2006, will serve in such position for three years and may then be appointed for an additional three-year term as an external director.

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

In November 2005, we entered into new indemnification agreements with our directors at such time, in which the Company undertook to indemnify the directors for the matters and in the circumstances described in such indemnification agreements, in an aggregate amount of up to $4 million, provided that if such amount is insufficient to cover all amounts to which such persons are entitled pursuant to such undertaking of the Company, such amount shall be allocated among the indemnified persons pro rata to the amounts to which they are so entitled. During 2007, we entered into similar indemnification agreements with Messrs. Yoseph Dauber and Lior Bregman, who were elected as directors in August 2006 (Mr. Bregman was not re-elected as a director of the Company at the meeting of the Company's shareholders held on November 29, 2007). All the indemnification agreements provide protection against personal liability due to an act performed or failure to act in the capacity as a director or officer. In November 2007, our Board determined that in light of the expansion of the Company's business, it is appropriate to increase the indemnification coverage under the directors and officers insurance policy from US$5,000,000 per event and in the aggregate to US$10,000,000 per event and in the aggregate. Such increase was approved by our shareholders at the annual shareholders meeting held on November 29, 2007.

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

Our audit committee is comprised of Joseph Atsmon and Yoseph Dauber. We believe that Mr. Atsmon and Mr. Dauber qualify as audit committee financial experts (as such term is defined under the US Securities Exchange Act of 1934 (the "Exchange Act")), and that they qualify as independent directors (as such term is defined under the Nasdaq rules). The Company will convene an extraordinary general meeting of shareholders for the approval of the appointment of an external director further to Michal Even Chen's resignation. The purpose of the audit committee is to provide assistance to the Board of Directors in fulfilling its legal and fiduciary obligations with respect to matters involving the accounting, auditing, financial reporting and internal control functions of VocalTec and its subsidiaries as well as complying with the legal requirements under Israeli law and the Sarbanes-Oxley Act of 2002. The following are examples of functions within the authority of the audit committee:

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

Our audit committee usually convenes at least once per quarter to review the Company's quarterly financial results, and as necessary to resolve issues that are in the scope of responsibility of the committee.

Our compensation committee is comprised of Joseph Albagli, Yoseph Dauber, Joseph Atsmon and Ilan Rosen, and meets several times per year regarding option grants and general compensation issues relating to our employees.

6.D. EMPLOYEES

As of December 31, 2007, we employed 60 full time employees and 4 part-time employees, of which 33 were employed in research and development, 20 were employed in sales and marketing, 9 were employed in general and administrative, and 2 were employed in operations. All of these employees were based in our facilities in Israel.

We believe that our relations with our employees are good. Neither our employees nor we are parties to any collective bargaining agreements, except for provisions of such agreements that are applicable to the industry in which the Company is engaged by virtue of expansion orders of the Israeli Ministry of Labor and Welfare issued under applicable Israeli laws.

6.E. SHARE OWNERSHIP

As of July 10, 2008, each of the individuals listed in "Item 6 - Directors, Senior Management and Employees - Directors and Senior Management" (other than Mr. Joseph Albagli) beneficially owned less than 1% of our ordinary shares, and each such person's individual share ownership has not been previously disclosed to shareholders or otherwise made public.

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

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A. MAJOR SHAREHOLDERS

The following table sets forth, as of July 10, 2008, the number of our ordinary shares, which constitute our only voting securities, beneficially owned by (i) all shareholders known to us to own more than five percent (5%) of our outstanding ordinary shares, and (ii) all of our directors and executive officers as a group.

                                              ORDINARY SHARES BENEFICIALLY OWNED
                                                 --------------------------
NAME AND ADDRESS                                  NUMBER           PERCENT
----------------                                 ---------        ---------

Cisco Systems International BV (1)               1,673,549            22.69%
HarbourVest International Private Equity
Partners III - Direct Fund L.P. (1) (2)          1,218,444            16.32%
Various entities affiliated with Apex (3)          604,231             8.15%
The Israeli Aircraft Industries Workers'
Provident Fund (4)                                 420,000             5.56%
Officers and directors as a group
(6 persons) (5)                                    280,272             3.68%

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

(3) Includes 360,000 ordinary shares underlying outstanding warrants that are currently exercisable.

(4) Includes 180,000 ordinary shares underlying outstanding warrants that are currently exercisable.

(5) Includes 237,934 ordinary shares for which options or warrants granted to officers and directors of the Company are exercisable within 60 days of the date hereof.

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

EXPORT SALES

Export sales of VocalTec in 2007 were $5.6 million or 98% of sales compared with export sales in 2006 which were $6.7 million or 93% of sales, and with $4.0 million or 87% of sales in 2005.

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

8.B. SIGNIFICANT CHANGES

Except as disclosed elsewhere in this annual report, there have been no other significant changes since December 31, 2007.

ITEM 9. THE OFFER AND LISTING

9.A. OFFER AND LISTING DETAILS

Through July 10, 2008, for the periods indicated, the high and low reported trading prices on the close of trading of our ordinary shares as reported by Nasdaq were as follows:

                                 HIGH              LOW
                              ----------        ----------

2003                                7.60              0.47
2004                                6.90              1.06
2005                                24.7              3.45
2006                               10.95              3.07
2007                                4.09              0.82

2006
First Quarter                      10.95              7.03
Second Quarter                      8.72              4.05
Third Quarter                       4.51              3.07
Fourth Quarter                      5.23               3.2

2007
First Quarter                       4.09              3.10
Second Quarter                      3.61              2.63
Third Quarter                       3.19              1.99
Fourth Quarter                      2.15              0.82

MOST RECENT SIX MONTHS

January 2008                        0.79              0.37
February 2008                       0.75              0.61
March 2008                          0.67              0.46
April 2008                          0.65              0.45
May 2008                            0.60              0.45
June 2008                           0.64              0.48

Closing price on the first trading day of:

December 2007 - $1.25
January 2008 - $0.69
February 2008 - $0.75
March 2008 - $0.64
April 2008 - $0.63
May 2008 - $0.50
June 2008 - $0.53

As of July 10, 2008, 7,376,364 of our ordinary shares were issued and outstanding. At such date, the last reported sale price of the ordinary shares was $0.45 per share, and the ordinary shares were held by 256 record holders. Of those 256 record holders, 29 are shown on our records as having United States addresses. We believe that as of July 10, 2008 approximately 38% of our outstanding ordinary shares were held in the United States.

9.B. PLAN OF DISTRIBUTION

Not applicable.

9.C. MARKETS

Our ordinary shares were initially quoted on the Nasdaq National Stock Market on February 7, 1996 under the symbol "VOCLF," which was changed to "VOCL" on April 20, 1999. Our ordinary shares were quoted on the Nasdaq Stock Market from October 17, 2000 until December 2002, under the symbol "VOCL". In December 2002, we transferred to the Nasdaq Capital Market (formerly: Nasdaq SmallCap), in July 2003 we transferred back to the Nasdaq National Market and in April 2005, due to the fact that we no longer satisfied the minimum stockholders' equity continued listing requirement of the Nasdaq National Market, we transferred back to the Nasdaq Capital Market, where our shares continue to be listed under the trading symbol VOCL. In August 2005, we were notified by Nasdaq Capital Market that we were not in compliance with its minimum stockholders' equity standard listing requirements. On November 25, 2005, following the consummation of the transaction with Tdsoft, and in order for our shares to continue to be listed on the Nasdaq Capital Market, we effected a 1-for-13 reverse split of our issued and outstanding share capital, resulting in the par value of our ordinary shares being increased to NIS 0.13 per share. On November 28, 2005, the Nasdaq Capital Market informed us that we complied with all initial listing requirements of the Nasdaq Capital Market. Our shares traded on the Nasdaq Capital Market under the symbol "VOCLD" from November 28, 2005 through December 27, 2005 and under the symbol "VOCL" since December 28, 2005. On February 5, 2008, the Nasdaq Capital Market sent us a Staff Deficiency Letter, indicating that we have failed to comply with the minimum bid price requirement for continued listing set forth in Nasdaq's Marketplace Rule 4320(e)(2)(E)(ii). The letter provided that we have until August 4, 2008 to regain compliance, i.e., that the bid price of our shares will close at $1.00 per share or more for a minimum of 10 consecutive business days during the period ending on August 4, 2008. If we are not in compliance with such rule by August 4, 2008, then we may be afforded a second 180 calendar day grace period provided that we satisfy the Nasdaq Capital Market's Initial listing criteria (except for the bid price requirement), as set forth in Marketplace Rule 4320(e)(2)(E)(ii). We are examining several potential courses of action aimed at regaining compliance with the requirements for continued listing the Nasdaq Capital Market.

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

MERGERS AND ACQUISITIONS; TENDER OFFERS; ANTI-TAKEOVER PROVISION

The Companies Law includes provisions allowing corporate mergers. These provisions require that the board of directors of each company that is party to the merger approve the transaction. In addition, the shareholders of each company must approve the merger by a vote of the majority of the company's shares, present and voting on the proposed merger at a shareholders' meeting, called on at least 35 days' prior notice. In determining whether the requisite majority has approved the merger, shares held by the other party to the merger or any person holding at least 25% of such other party, are excluded from the vote. If the merger would have been approved but for the exclusion of the votes of certain shareholders as provided above, a court may still approve the merger upon the request of holders of at least 25% of the voting rights of a company, if the court holds that the merger is fair and reasonable, taking into account the value of the parties to the merger and the consideration offered to the shareholders. Upon the request of a creditor of either party to the proposed merger, the court may delay or prevent the merger if it concludes that there exists a reasonable concern that, as a result of the merger, the surviving company will be unable to satisfy the obligations of any of the parties to the merger, and the court may also provide instructions to assure the rights of creditors. In addition, a merger may not be completed unless at least 50 days have elapsed from the date that a proposal for approval of the merger was filed with the Israel Registrar of Companies and at least 30 days have elapsed from the date that shareholder approval of both merging companies was obtained. Notwithstanding the foregoing, a merger is not subject to shareholders approval if (i) the target company is a wholly-owned subsidiary of the acquiring company and (ii) the acquiring company is issuing to the shareholders of the target company up to 20% of its share capital and no person will become, as a result of the merger, a control person, subject to certain limitation relating to the counting of the votes, at a meeting of the shareholders of a company that is a party to the merger, of any entity or person that is either the other party to the merger or a control person thereof.

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

Our articles contain provisions that could delay, defer or prevent a change in our control. These provisions include advance notice requirements and a staggered board. Under the advance notice requirements, shareholders seeking to propose items for inclusion on the agenda for a general meeting of shareholders, must submit those items in writing to our corporate secretary not less than 60 days (or not less than 90 days for the nomination of candidates for election of directors) and not more than 120 days prior to the particular meeting. The staggered board provisions of our articles are described above under "Item 6 - Directors, Senior Management and Employees - Board Practices"

BOARD PRACTICES

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

Directors (other than external directors) are classified into three classes. Each class has a nearly equal number of directors, as determined by the Board of Directors. The terms for these classes of directors will expire at the annual shareholder meetings in 2008, 2009 and 2010. At each shareholders' meeting, the successors of each class of directors whose terms expire are elected to hold office for a term expiring at the annual shareholders meeting held in the third year following the year of their election. The staggered board structure may not be amended without the approval of the greater of (i) holders of not less than 75% of the voting power represented at a shareholders' meeting in person or by proxy and voting thereon, or (ii) holders of a majority of the outstanding voting power of all shares of the Company.

EXTERNAL DIRECTORS

We are subject to the provisions of the Companies Law. Under the Companies Law, companies incorporated under the laws of the State of Israel whose shares have been offered to the public in or outside of Israel are required to appoint at least two external directors. Certain regulations promulgated under the Companies Law set out the conditions and criteria for a director qualifying as having a "financial and accounting expertise" or a "professional qualification". A director with financial and accounting expertise is a director who, due to his education, experience and skills, possesses capabilities relating to and an understanding of business and accounting matters and financial statements, which enable him to understand in depth the company's financial statements and to initiate a debate regarding the manner in which the company's financial information is presented. A director who meets a professional qualification is a director who satisfies one of the following requirements: (i) the director holds an academic degree in either economics, business administration, accounting, law or public administration, (ii) the director either holds another academic degree or has obtained other high education in the company's primary field of business or in an area that is relevant to his position, (iii) the director has at least five (5) years of experience serving in one of the following capacities or an aggregate of at least five (5) years of experience in two or more of the following capacities: (a) a senior business management position of a company with a substantial scope of business, (b) a senior position in the primary field of business of the company or (c) a senior public administration position. A proposed external director must submit to the company a declaration as to his or her compliance with the requirements for his or her election as an external director (including with respect to such person's financial and according expertise or professional qualification). At least one of the external directors should have a "financial and accounting expertise" and the other external directors should have a "professional qualification". The board of directors should determine the minimum number of directors who should have financial and accounting expertise in addition to at least one external director. In determining such number, the board of directors shall consider, among other things, the type and size of the company and the scope and complexity of its operations. The Companies Law provides that a person may not be appointed as an external director if the person or the person's relative, partner, employer or any entity under the person's control, has, as of the date of the person's appointment to serve as external director, or had, at any time during the two years preceding that date, any affiliation with the company, any entity controlling the company or any entity controlled by the company or by the controlling entity of the company. The term "affiliation" includes:

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

     o reasonable litigation expenses, including attorneys' fees, expended by the office holder or charged to him by a court, in proceedings we institute against him or instituted on our behalf or by another person, or in a criminal charge from which he was acquitted, or in which he was convicted of an offence that does not require proof of criminal intent; or

     o reasonable litigation expenses, including attorneys' fees, expended by the office holder as a result of an investigation or proceeding instituted against him by an authority authorized to conduct such investigation or proceeding, provided that (i) no indictment (as defined in the Companies Law) was filed against such office holder as a result of such investigation or proceeding, and (ii) no financial liability as a substitute for the criminal proceeding (as defined in the Companies Law) was imposed upon him as a result of such investigation or proceeding or if such financial liability was imposed, it was imposed with respect to an offence that does not require proof of criminal intent.

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

REQUIRED APPROVALS

In addition, under the Companies Law, indemnification of, and procurement of insurance coverage for, our office holders, must be approved by our audit committee and our board of directors and, with respect to directors, by our shareholders.

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

CERTAIN LISTING REQUIREMENTS OF NASDAQ

We are not in compliance with Nasdaq Marketplace Rules 4350(c)(4)(B) (requiring companies to adopt a formal written charter or board resolution addressing the company's nominations process), 4350(c)(2) (Regularly scheduled meetings of the company's independent directors) and 4350(i)(1)(A) (Regarding the establishment of or a material amendment to a stock option or purchase plan or other equity compensation arrangement). Under Israeli law, the nominations process is conducted by the full board of directors. Similarly, under Israeli law all matters that are subject to the approval of a company's board of directors are discussed by the full board of directors. Finally, under Israeli law the board of directors has the authority to establish stock option or purchase plans or other equity compensation arrangements, and to adopt material amendments to such plans.

10.C. MATERIAL CONTRACTS NOT IN THE ORDINARY COURSE OF BUSINESS

     o On May 28, 2008, the Company entered into a patent purchase agreement, pursuant to which the Company agreed to sell 11 patents and certain patent-related rights, out of the Company's portfolio of 22 patents, for an aggregate consideration of $12.5 million. The patents to be sold consist of nine US patents, one Israeli patent and one Australian patent. On July 13, 2008, the OCS approved the consummation of the foregoing sale, subject to the payment to the OCS of approximately $2.08 million. The Company expects to consummate the foregoing sale shortly following the filing of this annual report. Upon consummation of the transaction, VocalTec will be granted a geographically unlimited, non-exclusive license to use the sold patents and other patent-related rights in connection with the development and marketing of its products.

     o On November 27, 2006, we received and accepted orders from Israeli institutional investors for a private placement of 1,750,000 ordinary shares at a price of $4.3 per share. As part of the offering, the Company issued to the investors warrants exercisable during a period ending on June 30, 2011 into 1,312,500 additional ordinary shares at an exercise price per share of $5.5.

10.D. EXCHANGE CONTROLS

There are currently no Israeli currency control restrictions on payments of dividends or other distributions with respect to our ordinary shares or the proceeds from the sale of shares, except for the obligation of Israeli residents to file reports with the Bank of Israel regarding certain transactions. However, legislation remains in effect, pursuant to which currency controls can be imposed by administrative action at any time.

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

10.E. TAXATION AND GOVERNMENT PROGRAMS

The following is a summary of the current tax structure, which is applicable to companies in Israel, with special reference to its effect on us and our group companies. The following also contains a discussion of material Israeli and U.S. tax consequences to our shareholders and government programs from which we, and some of our group companies, benefit. The following also contains a discussion of certain Israeli and U.S. tax consequences to persons purchasing our ordinary shares. To the extent that the discussion is based on new tax legislation, which has yet to be subject to judicial or administrative interpretation, there can be no assurance that the views expressed in the discussion will accord with any such interpretation in the future. The discussion is not intended and should not be construed as legal or professional tax advice and is not exhaustive of all possible tax considerations.

In July 2002, the Israeli Parliament approved a law enacting extensive changes to Israel's tax law (the "Tax Reform Legislation") generally effective January 1, 2003. Among the key provisions of the Tax Reform Legislation were (i) changes which may result in the imposition of taxes on dividends received by an Israeli company from its foreign subsidiaries; and (ii) the introduction of the "controlled foreign corporation" concept according to which an Israeli company may become subject to Israeli taxes on certain income of a non-Israeli subsidiary if the subsidiary's primary source of income or profit is passive income (such as interest, dividends, royalties, rental income or capital gains). An Israeli company that is subject to Israeli taxes on the income of its non-Israeli subsidiaries may receive a credit for certain income taxes paid/withheld or that will be paid/withheld by the subsidiary in its country of residence, according to the terms and conditions determined in the Israeli Tax Ordinance.

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

ISRAEL CORPORATE TAX CONSIDERATIONS

GENERAL CORPORATE TAX STRUCTURE

The regular rate of corporate tax, which Israeli companies were subject to in 2007 was 29% (such tax rate has been reduced to 27% in 2008 and will be reduced further to 26% in 2009 and 25% in 2010). However, the effective rate of tax payable by a company (such as ours) which derives income from an "Approved Enterprise" (as further discussed below) may be considerably lower.

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

TAX BENEFITS. Taxable income of a company derived from an Approved Enterprise is subject to corporate income tax at the rate of up to 25% (rather than the tax rates referred to under "General Corporate Tax Structure" above) for a certain period of time. The benefit period is a period of seven years commencing in the year in which the Approved Enterprise first generates taxable income. The benefits may be shorter as it is limited to 12 years from the commencement of production of the Approved Enterprise or 14 years from the date of approval, whichever is earlier. Under certain circumstances (as further detailed below), the benefit period may extend to a maximum of ten years from the commencement of the benefit period. A company which operates under more than one approval or that has capital investments which are only partly approved (such a company being designated as a Mixed Enterprise), may have an effective company tax rate that is the result of a weighted combination of the various applicable rates.

A company owning an Approved Enterprise which was approved after April 1, 1986, may elect to forego the entitlement to grants or state guarantees and apply for an alternative package of tax benefits. These benefits provide that undistributed income from the Approved Enterprise is fully tax exempt from corporate tax for a defined period, which ranges between two and ten years from the first year of taxable income, subject to the limitations described above, depending principally upon the geographic location within Israel and the type of the approved enterprise. Upon expiration of such period, the Approved Enterprise is eligible for a beneficial tax rate (25% or lower in the case of an FIC, as described below), for the remainder of the otherwise applicable period of benefits, as described above.

Should the percentage of share capital of the companies having Approved Enterprises held by non - Israeli shareholders exceed 25%, future Approved Enterprises of such companies would qualify for reduced tax rates for an additional three years period, after the seven years mentioned above.

The company tax rate applicable to income earned from Approved Enterprise programs (currently, for programs on which an application for an approved enterprise status was submitted before December 31, 2004) in the benefit period by a company meeting these qualifications is as follows:

PERCENTAGE OF NON - ISRAELI OWNERSHIP      TAX RATE
-------------------------------------      --------

Over 25% but less than 49%                   25%
49% or more but less than 74%                20%
74% or more but less than 90%                15%
90% or more                                  10%

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

A company that pays a dividend out of income derived from the Approved Enterprise(s) during the tax exemption period will be required to recapture the deferred corporate income tax applicable to the amount distributed (grossed up to reflect such tax) at the rate which would have been applicable had such company not elected the Alternative Package. This rate is generally 10% to 25%, depending on the extent to which non-Israeli shareholders hold such company's shares.

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

A company which qualifies as a foreign investment company (FIC) is a company, like us, in which more than 25% of the share capital (in terms of shares, rights to profit, voting and appointment of directors) and of the combined share and loan capital is owned, directly or indirectly, by non-residents of Israel and is therefore entitled to further tax benefits relating to its approved enterprises. Such a company will be eligible for an extension of the period of tax benefits for its approved enterprises (up to ten years) and further tax benefits, should the level of non - Israeli ownership in it increase above 49%.

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

Where withholding tax is paid by our company to the country of residence of the purchaser/licensee, such tax would generally be creditable by our company for Israeli income tax purposes, pursuant to any relevant income tax treaty and under Israeli law against income derived from the same source. However, where we do not have taxable income for Israeli tax purposes because of the application of a tax exemption available to an Approved Enterprise or because of losses for tax purposes, we would have no Israeli tax liability against which to credit the foreign tax withheld and paid by us. Furthermore, under Israeli law, we cannot carry forward such unused credit to future tax years in the case of exempt income or have limited ability to carry forward such credit in the case of taxable income.

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

EMPLOYEE STOCK OPTIONS

Effective from January 1, 2003, the Tax Reform Legislation enables a company to grant options through one of three tax tracks:

(a) the income tax track through a trustee pursuant to which the optionee pays income tax rate (according to the marginal tax rate of the optionee - up to 48% tax) plus payments to the National Insurance Institute and health tax on the profit gained upon the earlier to occur of the transfer of the options or the underlying shares from the trustee to the optionee or the sale of the options or the underlying shares by the trustee, and the company may recognize expenses pertaining to the options for tax purposes. The options (or upon their exercise, the underlying shares) must be held by a trustee for a period of 12 months commencing from the end of the year in which the options were granted. Options that were granted following January 1, 2006 must be held by a trustee for a period of 24 months commencing on the date on which the options were granted; or

(b) the capital gains tax track through a trustee pursuant to which the optionee pays capital gains tax at a rate of 25% on the profit upon, the earlier to occur of the transfer of the options or the underlying shares from the trustee to the optionee or the sale of the options or the underlying shares by the trustee (in this track the optionee is not required to make payments to the National Insurance Institute and health tax) and the Company may not recognize expenses pertaining to the options for tax purposes. Options (or upon their exercise, the underlying shares) granted Prior to January 1, 2006, must be held by a trustee for either (i) a period of 24 months commencing from the end of the year in which the options were granted or (ii) for a period of 30 months commencing on the date on which the options were granted, at the optionee's discretion and deposited with the trustee. Options that were granted following January 1, 2006 must be held by a trustee for a period of 24 months commencing on the date on which the options were granted and deposited with the trustee; or

(c) the income tax track without a trustee pursuant to which the optionee pays income tax rate (according to the marginal tax rate of the optionee up to 48% tax) plus payments to the National Insurance Institute and health tax on the profit upon the sale of the underlying shares, and the company may not recognize expenses pertaining to the options for tax purposes.

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

TAXATION OF OUR SHAREHOLDERS

CAPITAL GAINS AND INCOME TAXES; ESTATE AND GIFT TAX

Israeli law imposes a capital gains tax on the sale of capital assets. The law distinguishes between real gain and inflationary surplus. The inflationary surplus is the portion of the total capital gain that is equivalent to the increase of the relevant asset's purchase price, which is attributable to the increase in the Israeli consumer price index between the date of purchase and the date of sale. Foreign residents who purchased an asset in foreign currency may request that the inflationary surplus be computed on the basis of the devaluation of the NIS against such foreign currency. The real gain is the excess of the total capital gain over the inflationary surplus. The inflationary surplus accumulated from and after December 31, 1993, is exempt from any capital gains tax in Israel while the real gain is taxed at the applicable rate discussed below. Dealers in securities in Israel are taxed at regular tax rates applicable to business income. Under the convention between the United States and Israel concerning taxes on income, Israeli capital gains tax will not apply to the sale, exchange or disposition of ordinary shares by a person:

     o who qualifies as a resident of the United States within the meaning of the U.S.-Israel tax treaty; and

     o who is entitled to claim the benefits available to the person by the U.S.-Israel tax treaty.

     However, this exemption does not apply, among other cases, if the gain is attributable to a permanent establishment of such person in Israel, or if the holder is a resident of the United States within the meaning of the U.S.-Israeli tax treaty who holds, directly or indirectly, shares representing 10% or more of our voting power during any part of the 12-month period preceding the sale, exchange or disposition, subject to specified conditions. Under these circumstances, the sale, exchange or disposition would be subject to Israeli tax, to the extent applicable. However, under the U.S.-Israel tax treaty, a U.S. resident generally would be permitted to claim a credit for the Israeli taxes paid against the U.S. federal income tax imposed on the sale, exchange or disposition, subject to the limitations under U.S. law applicable to foreign tax credits. The U.S.-Israel tax treaty does not relate to U.S. state or local taxes. For non-U.S. residents, the purchaser of securities may be required to withhold a maximum of 20% capital gains tax on all amounts received for the sale of our securities, for so long as the capital gain from such a sale is not exempt from Israeli capital gains tax, and unless a different rate is provided in a treaty between Israel and the seller's country of residence.

     On January 1, 2003, the Law for Amendment of the Income Tax Ordinance (Amendment No. 132), 5762-2002 (the "Tax Reform"), came into effect thus imposing capital gains tax at a rate not to exceed 20% on gains derived on or after 1 January 2003 from the sale of securities in Israeli companies publicly traded on the Tel-Aviv Stock Exchange ("TASE") or from the sale of shares of an Israeli company traded on a recognized stock exchange outside of Israel. The aforesaid does not apply to the sale of securities by an individual who is classified as a "significant shareholder" in the Company (one who holds, directly or indirectly, alone or together with another, at least 10% in one or more of the means of control in the Company - either at the time of sale of the securities or at any time during the 12 months that preceded the above stated
sale), in which case the rate of tax in respect of the capital gains will not exceed 25%. Furthermore, this tax rate does not apply to: (1) dealers in securities; (2) shareholders that report in accordance with the Income Tax Law (Inflationary Adjustment)-1985; or (3) shareholders who acquired their shares prior to an initial public offering. The tax basis of shares acquired prior to January 1, 2003, will be determined in accordance with the average closing share price in the three trading days preceding January 1, 2003. Non-Israeli residents will be exempt from Israeli capital gains tax on any gains derived from the sale of shares publicly traded on the TASE or on a recognized stock exchange outside of Israel provided such shareholders did not acquire their shares prior to an initial public offering and provided that the profits were not derived from a permanent establishment in Israel. However, non-Israeli corporations selling such securities, including US resident corporations, will not be entitled to such an exemption if an Israeli resident (i) has a controlling interest of 25% or more in the non-Israeli corporation, or (ii) if the beneficiary is directly or indirectly entitled to 25% or more of the revenues or profits of the non-Israeli corporation. Notwithstanding the foregoing, dealers in securities in Israel are taxed at regular tax rates applicable to business income. In any event, the provisions of the Tax Reform do not affect the exemption from capital gains tax for gains accrued before 1 January 2003.

     In addition, there is an exemption under certain Israeli domestic regulations, according to which U.S. resident purchasers who are unable to benefit from the U.S.-Israel tax treaty may wish to utilize a recently introduced special exemption on capital gains arising from the sale of securities in an Israeli company (including companies which are deemed an Israeli resident corporation for tax purposes) between July 1, 2005, and December 31, 2008. In order for this exemption to apply, the following conditions need to be met:

     o an application is to be submitted to the Israeli Tax Authority at the same time as the reporting of the sale and capital gain;

     o the capital gain does not derive from a permanent establishment of the seller in Israel;

     o the seller is an individual and has been a resident of a country with which Israel has a tax treaty (e.g., the U.S) during the ten continuous years prior to the acquisition or is an entity where at least 75% of the means of control of the entity are ultimately held, directly or indirectly, by individual shareholders who are resident of a country with which Israel has a tax treaty (e.g., the U.S) during the ten continuous years prior to the acquisition. Where the entity is listed on a non-Israel stock exchange, this condition is deemed met automatically in respect of "non-material" shareholders and unless it can be proved otherwise. "Material" is defined as a 10% or more holding, directly or indirectly, of any means of control, together with related parties;

     o the shares were not purchased from a related party and the provision of the part of the Israeli Income Tax Ordinance which addresses capital gains or a certain tax exemption granted in connection with the issuance of shares in exchange for the transfer of ownership in a real estate property to the issuer, did not apply to such purchase of shares;

     o the sale was reported to the tax authority in the country of the seller's residence; and

     o within 30 days of the acquisition, the transaction was disclosed in full to the Israeli Tax Authority.

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

UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following discussion of United States federal income tax considerations is based on the United States Internal Revenue Code of 1986, as amended (the "Code"), Treasury regulations, judicial decisions and published positions of the United States Internal Revenue Service (the "IRS"), all as in effect on the date hereof. This discussion does not address all aspects of United States federal income taxation (including potential application of the alternative minimum tax) that may be relevant to a particular shareholder based on such shareholder's particular circumstances. In particular, the following discussion does not address the United States federal income tax consequences of purchasing, holding or disposing of our ordinary shares to shareholders who own (directly, indirectly constructively or through attribution) 10% or more of our outstanding voting stock, who hold our stock as part of a straddle or hedging or conversion transaction, or who are broker-dealers, traders in securities who elect to market - to - market, insurance companies, tax-exempt organizations, banks, financial institutions, non-resident aliens of the United States, partnerships or entities classified as partnerships of U.S. federal income tax purposes or U.S. Holders (as defined below) whose functional currency is not the U.S. dollar. The following discussion also does not address any aspect of state, local or non-United States tax laws. Further, this summary generally considers only a U.S. Holder that will own our ordinary shares as capital assets (generally, assets held for investment). Each prospective investor should consult its tax advisor with respect to the specific United States federal, state and local tax consequences of purchasing, holding or disposing of our ordinary shares.

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

REDUCED TAX RATES FOR CERTAIN DIVIDENDS

REDUCED TAX RATES FOR CERTAIN DIVIDENDS. Subject to the discussion below under "Passive Foreign Investment Company treatment", for taxable years before January 1, 2011, a dividend paid by us to certain shareholders will be taxed at the preferential tax rates applicable to long-term capital gains if (a) we are a "qualified foreign corporation" (as defined below), (b) the U.S. Holder receiving such dividend is an individual, estate, or trust and (c) such dividend is paid on our ordinary shares that have been held by such U.S. Holder for more than 60 days during the 120-day period beginning 60 days before the "ex-dividend date" (i.e., the first date that a purchaser of such Share will not be entitled to receive such dividend).

Generally, we may be considered a "qualified foreign corporation" (a "QFC") if we are eligible for the benefits of a comprehensive income tax treaty with the United States which includes an information exchange program that the IRS determines is satisfactory. However, even if we are so eligible, we will not be treated as a QFC if we were a PFIC for the taxable year during which we paid a dividend or for the preceding taxable year. As discussed below, we do not believe that we should be considered a PFIC for any tax year through and including the tax year ended December 31, 2007 and thus for those years we expect to be a QFC. However, we cannot assure shareholders that we will continue to be considered a QFC for any taxable year.

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

DISPOSITIONS. In general, any gain or loss recognized by a U.S. Holder on the sale or other disposition of our ordinary shares will be United States-source income or loss for purposes of the United States foreign tax credit limitation, except in certain limited situations (typically only applicable to sales through a permanent establishment in Israel) where the gain may be re-sourced. U.S. Holders should consult their tax advisors regarding the application of the United States foreign tax credit limitation to gain or loss recognized on the disposition of our ordinary shares and the treatment of any foreign currency gain or loss on any NIS received in respect of the sale or other disposition of our ordinary shares.

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

We do not believe that we should be treated as a PFIC for any tax year through and including the tax year ended December 31, 2007. However, the statutory provisions, legislative history and administrative pronouncements with respect to the principles under which the asset test is to be implemented leave unanswered a number of questions pertaining to the application of the asset test to us. In addition, there are circumstances both in our control and out of our control that may affect our status as a PFIC. Sale of non-passive assets in exchange for passive assets (such as cash) may increase the chance of the assets test applying to us. Fluctuation in the market price in our shares may also impact this test. While we will attempt to manage our business so as to avoid PFIC status, to the extent consistent with its other business goals, we cannot predict whether our business plans will allow us to avoid PFIC status or whether our business plans will change in a manner that affects our PFIC determination. We have not determined the possibility of PFIC status in 2008 but it is possible, depending on various factors such as our cash position, that we will be PFIC in 2008. In view of this uncertainty, U.S. holders are urged to consult their tax advisors for guidance.

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

QEF election

A U.S. Holder that owns ordinary shares may elect, provided that the Company provides such person with certain information, to have the Company treated, with respect to that person, as a "Qualified Electing Fund" or QEF. (A U.S. Holder who makes a QEF election with respect to the Company is referred to herein as an "Electing Shareholder"). The QEF election is made on a shareholder-by-shareholder basis, applies to all ordinary shares held or subsequently acquired by the Electing Shareholder and can only be revoked with consent of the United States Internal Revenue Service. The QEF Election must be made by a shareholder on or before the due date (with regard to extensions) for such person's tax return for the taxable year for which the election is made and, once made, will be effective for all subsequent taxable years of such person unless revoked.

An Electing Shareholder generally will be required to include currently in gross income its pro rata share of the Company's annual ordinary earnings and net capital gains, if any, in any taxable year that the Company is a PFIC. Any income inclusion will be required whether or not such shareholder owns ordinary shares for an entire taxable year or at the end of the Company's taxable year. The amount that the Electing Shareholder will have to include in income will be determined without regard to the Company's prior year losses or the amount of cash distributions, if any, received from the Company. Electing Shareholders will be required to pay tax currently on such income, unless an election is made to defer such payment and the shareholder pays an interest charge.

An Electing Shareholder is required to make an annual information statement which would include information as to its pro rata share of ordinary earnings and net capital gains, calculated under U.S. tax principles, and as to distributions on such ordinary shares. If, in the future, we determine that we are or were a PFIC, we may attempt to assist such shareholder with the gathering of the information required to make such information statement, but we are not required to do so. Electing Shareholders should be aware that the information required may not be freely available.

So long as an Electing Shareholder's QEF election is in effect with respect to the entire holding period for its ordinary shares, any gain or loss realized by such shareholder on the sale or exchange of such ordinary shares held as capital assets ordinarily would be a capital gain or loss and taxable to such shareholder in the same manner as if the shares were not shares in a PFIC.

U.S. Holders will be permitted to make retroactive elections in particular circumstances, including if the U.S. Holder had a reasonable belief that the Company was not a PFIC and filed a protective election. U.S. Holders should consult their tax advisors as to the consequences of making a protective QEF election or other consequences of making the QEF election.

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

Mark-to-market election

A U.S. Holder generally may make a mark-to-market election with respect to shares of "marketable stock" of a PFIC. The term "marketable stock" generally includes stock of a PFIC that is "regularly traded" on a "qualified exchange or other market". Generally, a "qualified exchange or other market" means (i) a national securities exchange which is registered with the United States Securities and Exchange Commission or the national market system established pursuant to Section 11A of the United States Securities Exchange Act of 1934 or
(ii) a foreign securities exchange that is regulated or supervised by a governmental authority of the country in which the market is located and that has the following characteristics: (a) the exchange has trading volume, listing, financial disclosure, surveillance and other requirements designed to prevent fraudulent and manipulative acts and practices, to remove impediments to and perfect the mechanism of a free and open, fair and orderly, market, and to protect investors, and the laws of the country in which the exchange is located and the rules of the exchange ensure that such requirements are actually enforced and (b) the rules of the exchange effectively promote active trading of listed stocks. A class of stock is "regularly traded" on a qualified exchange or other market for any calendar year during which such class of stock is traded (other than in de minimis quantities) on at least 15 days during each calendar quarter, subject to special rules for an initial public offering. In the event that our shares do not qualify as "marketable stock" for these purposes, a U.S. Holder will not be eligible to make a mark-to-market election.

As with a QEF election, a mark-to-market election is made on a shareholder-by-shareholder basis, applies to all ordinary shares held or subsequently acquired by a U.S. Holder and can only be revoked with consent of the United States Internal Revenue Service (except to the extent the ordinary shares no longer constitute "marketable stock"). As a result of a mark-to-mark election, in any taxable year that the Company is a PFIC, a U.S. Holder would generally be required to report gain or loss annually to the extent of the difference between the fair market value of the ordinary shares at the end of the taxable year and such U.S. Holder's adjusted tax basis of the ordinary shares at that time. Any gain under this computation, and any gain on an actual disposition of the ordinary shares, would be treated as ordinary income. Any loss under this computation, and any loss on an actual disposition of ordinary shares, generally would be treated as ordinary loss to the extent of the cumulative net mark-to-market gain previously included. Any remaining loss from marking ordinary shares to market will not be allowed, and any remaining loss from an actual disposition of ordinary shares generally would be capital loss. The U.S. Holder's tax basis in the ordinary shares is adjusted annually for any gain or loss recognized under the mark-to-market election.

Unless either (i) the mark-to-market election is made with respect to the taxable year in which the U.S. Holder's holding period for the ordinary shares commences or (ii) a QEF election has been in effect for such person's entire holding period, any mark-to-market gain for the election year generally will be subject to the general rules applicable to the disposition of shares of a PFIC, discussed above.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We sometimes use derivative financial instruments in our investment portfolio to hedge foreign currency or other types of market risks. We place our investments in instruments that meet high credit quality standards. We generally invest cash in time deposit. We do not expect any material loss with respect to our investment portfolio.

The table below provides information about our investment portfolio. For investment securities, the table presents principal cash flows and related weighted average interest rates by expected maturity dates. Our investment policy requires that all investments mature in two years or less.

Principal (Notional) Amounts by Expected Maturity in U.S. Dollars:

                        FAIR MARKET VALUE ON DECEMBER 31
               (IN THOUSANDS, EXCEPT INTEREST RATES AND DURATION)

                                      2005           2006           2007
                                    --------       --------       --------

Total Portfolio                        5,291          9,116          5,035
Average Interest Rate                    4.2%           4.9%           4.7%
Average Duration (Month)                0.25           0.25           0.25
Cash Equivalents (up to three
months maturity)                       5,291          6,116          5,035
Average Interest Rate                    4.2%           4.8%           4.7%
Short Term Investments
(three-twelve months maturity)             -          3,000              -
Average Interest Rate                      -            5.2%             -

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART TWO.

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

The Company is not in default of any payment of principal, interest, sinking or purchase fund installment, or indebtedness of the Company or any of its subsidiaries exceeding 5% of total assets on a consolidated basis-. There has been no payment of dividends that is in arrears, and there has been no material delinquency relating to any class of preferred stock in the Company or its subsidiaries.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

There have been no material changes to or limitations on the rights of the holders of any class of registered shares caused by the changes in the terms of the securities or the issuance or modification of a different class of securities. There has been no material withdrawal or substitution of assets.

ITEM 15T. CONTROLS AND PROCEDURES

15.A. EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES

The Company's management, with the participation of the Company's Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the Company's disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of the end of the period covered by this annual report. Our management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives and our management applies its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

Our management has concluded that, as of December 31, 2007, the Company's controls and procedures were not effective and did not provide reasonable assurance that information required to be disclosed by us in the reports we file or submit under the Exchange Act and the rules thereunder is recorded, processed, summarized and reported, on a timely basis, and that such information related to us and our consolidated subsidiaries is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions about required disclosure. The reason for such conclusion was the identification by management of material weaknesses in our internal control over financial reporting (described below), which we view as an integral part of our disclosure controls and procedures. To address the material weaknesses in internal control over financial reporting, the Company performed additional analyses and other post closing procedures in an effort to reasonably assure that the consolidated financial statements included in this annual report have been prepared in accordance with generally accepted accounting principles in the United States.

15.B. MANAGEMENT'S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Our internal control over financial reporting is a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Our internal control over financial reporting includes those policies and procedures that:

     o pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets;

     o provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and

     o provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Our management recognizes that there are inherent limitations in the effectiveness of any system of internal control over financial reporting, including the possibility of human error and the circumvention or override of internal control. Accordingly, even effective internal control over financial reporting can provide only reasonable assurance with respect to financial statement preparation, and may not prevent or detect all misstatements. Further, because of changes in conditions, the effectiveness of internal control over financial reporting may vary over time.

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2007. The objective of this assessment was to determine whether the Company's internal control over financial reporting was effective as of December 31, 2007. That assessment identified the following material weaknesses in internal control over financial reporting as of December 31, 2007. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, which result(s) in more than a remote likelihood that a material misstatement of financial statements will not be prevented or detected on a timely basis.

     Financial Statement Close and Reporting: The Company has recently determined that no Vendor Specific Objective Evidence ("VSOE") of fair market value existed for various elements of the Company's bundled software solutions and associated post-contract support services provided during the year ended December 31, 2007. The changes to the Company's revenue recognition implementation have resulted in (i) the deferral of a substantial amount of revenue from 2007 to 2008 and (ii) revenues for the year ended December 31, 2007 being lower than what was previously indicated by the Company. The Company's inability to support the existence of VSOE in the 2007 annual financial statements, [contrary to the quarterly unaudited results of operations for the first, second and third quarter of 2007, which were prepared under the assumption of the existence of VSOE on an annual basis], resulted from a low level of actual renewals, the lack of material deal flow through the sign off of the financial statements, and the fact that the Company began working with resellers/integrators providing second level support, which created new and additional support services for which fair market value could not be established.

     As a result, management has concluded that as of December 31, 2007 a material weakness existed with respect to procedures applied by the Company in connection with the financial statements close process, which material weakness results in a more than a remote likelihood possibility that a material misstatement of the financial statements will not be prevented or detected. Such weakness was reflected mainly in (1) a lack of adequate review and approval procedures to ensure that financial statements are prepared in accordance with GAAP, particularly the Company refraining from using US GAAP checklists when preparing its financial statements, (2) a lack of effective controls designed to provide reasonable assurance that material errors in revenues with respect to establishment of VSOE would be prevented or detected in a timely manner and (3) a lack of adequate information flow between the Company's sales and financial departments, resulting in the information processed by the financial department being incomplete.

     Management intends to take the following remediation steps in connection with the foregoing material weaknesses:

     (1) The Company intends to compose a policy for Financial Closing & Reporting (FCR) process.

     (2) The Company intends to allocate responsibilities in a clear manner among the employees who are involved in the FCR process, including the management.

     (3)  The Company intends to start using US GAAP checklists,

     (4) The Company intends to adopt a clear policy of financial department approval for each sale and sales department input for each sale recognized in the reports.

     (5) The Company intends to take steps to ensure that its accounting and financing personnel is more proficient and up-to-date with respect to accounting matters and other areas relevant to the preparation of financial reporting

We intend to continue to monitor our internal controls and our progress on the remediation steps identified above. We believe that the measures described above, once designed and operating effectively, will remediate the material weaknesses we have identified and strengthen our internal control over financial reporting. However, if further improvements and/or enhancements are necessary, we will take steps to implement such improvements and/or enhancements.

Our financial statements have been audited by Kost, Forer, Gabbay & Kasierer (a Member of Ernst & Young Global), an independent registered public accounting firm.

THIS ANNUAL REPORT DOES NOT INCLUDE AN ATTESTATION REPORT OF OUR REGISTERED PUBLIC ACCOUNTING FIRM REGARDING INTERNAL CONTROL OVER FINANCIAL REPORTING. MANAGEMENT'S REPORT WAS NOT SUBJECT TO ATTESTATION BY OUR REGISTERED PUBLIC ACCOUNTING FIRM PURSUANT TO TEMPORARY RULES OF THE SECURITIES AND EXCHANGE COMMISSION THAT PERMIT US TO PROVIDE ONLY MANAGEMENT'S REPORT IN THIS ANNUAL REPORT.

15.C. ATTESTATION REPORT OF REGISTERED PUBLIC ACCOUNTING FIRM

Not applicable.

15.D. CHANGES IN INTERNAL CONTROLS OVER FINANCIAL REPORTING

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

ITEM 16.A. AUDIT COMMITTEE FINANCIAL EXPERT.

The Company's audit committee is comprised of Joseph Atsmon and Yoseph Dauber. We believe that Mr. Atsmon and Mr. Dauber qualify as audit committee financial experts as such term is defined in the Form 20-F. The Company was informed by Michal Even Chen, who served as an external director in the Company, on July 3, 2008, of her resignation from the office as a director of the Company, effective as of such date. The Company will convene an extraordinary shareholders meeting for the approval of the appointment of an external director who will join the Company's audit committee in substitution of Michal Even Chen.

ITEM 16.B. CODE OF ETHICS.

We have adopted a written code of ethics that applies to our principal executive officer, principal financial officer, executive vice president global sales, principal controller, treasurer and to persons performing similar functions. A copy of our code of ethics was filed with our annual report on Form 20-F for the year ended December 31, 2003 as Exhibit 11.

We have also adopted written standards of business conduct that apply to all directors, officers and employees. During 2006, our board of directors adopted certain amendments to the insider trading policy included in such standards of business conduct. A copy of the amended insider trading policy was filed as an exhibit to our annual report on Form 20-F for the year ended December 31, 2006.

ITEM 16.C. PRINCIPAL ACCOUNTANT FEES AND SERVICES.

Our audit committee is responsible for the oversight of our independent auditors' work. The audit committee's policy is to pre-approve all audit and non-audit services provided by our auditors. These services may include audit services, audit-related services, tax services and other services, as further described below. The audit committee sets forth the basis for its pre-approval in detail, listing the particular services or categories of services which are pre-approved, and setting forth a specific budget for such services. Additional services may be pre-approved by the audit committee on an individual basis. Our audit committee pre-approval policies and procedures for audit and non-audit services are referred to in Exhibit 4.1(f) to this annual report.

The auditors of VocalTec billed for the following fees for audit and audit-related services in 2006 and 2007 (in thousands of U.S. dollars):

                                    Year Ended December 31,
                       ---------------------------------------------------
                                2006                        2007
                       ----------------------       ----------------------
Services rendered        Fees       Percentages       Fees      Percentages
-----------------      --------      --------       --------      --------

Audit (1)                    71            70%            85            77%
Audit-related (2)            16            16%             -             -
Tax (3)                      15            14%            25            23%
Other (4)                     -              %             -             -
Total                       102           100%           110           100%

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

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES - NONE.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
          - NONE.

PART THREE.

ITEM 17. FINANCIAL STATEMENTS

Not applicable.

ITEM 18. FINANCIAL STATEMENTS

                       CONSOLIDATED FINANCIAL STATEMENTS

                             AS OF DECEMBER 31, 2007

                                    CONTENTS

                                                                      PAGE
                                                                     ------

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM               F - 2

CONSOLIDATED BALANCE SHEETS                                       F - 3 - F - 4

CONSOLIDATED STATEMENTS OF OPERATIONS                                 F - 5

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (DEFICIENCY)            F - 6

CONSOLIDATED STATEMENTS OF CASH FLOWS                             F - 7 - F - 8

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS                        F - 9 - F - 39

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

                  TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF

                          VOCALTEC COMMUNICATIONS LTD.

      We have audited the accompanying consolidated balance sheets of VocalTec Communications Ltd. ("the Company") and its subsidiaries as of December 31, 2007 and 2006, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for the three years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2007 and 2006, and the consolidated results of their operations and their cash flows for the three years then ended, in conformity with U.S. generally accepted accounting principles.

      As discussed in Note 2(o) to the consolidated financial statements, effective January 1, 2006, the Company adopted Statement of Financial Accounting Standards Board No. 123 (revised 2004), "Share-Based Payment". As discussed in
Note 2(n) to the consolidated financial statements, effective January 1, 2007, the Company adopted FIN 48, "Accounting for Uncertainty in Income Taxes - an Interpretation of FASB Statement No. 109".

Tel-Aviv, Israel                                 KOST FORER GABBAY & KASIERER
July 15, 2008                                  A Member of Ernst & Young Global

                                                    VOCALTEC COMMUNICATIONS LTD.
                                                            AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

                                                                                               DECEMBER 31,
                                                                                      -----------------------------
                                                                           NOTE           2007             2006
                                                                          ------      ------------     ------------
     ASSETS

 CURRENT ASSETS:
   Cash and cash equivalents                                                          $      4,496     $      5,954
   Short term deposit                                                                            -            3,000
   Restricted cash                                                                             539              162
   Trade receivables (net of allowance for doubtful accounts of $160
     and $120 as of December 31, 2007 and 2006, respectively                                   625            1,443
   Prepaid expenses and other accounts receivable                            4               1,543            1,328
   Severance pay funds                                                                         421               91
   Inventories                                                               5                 261              538
                                                                                      ------------     ------------

 TOTAL current assets                                                                        7,885           12,516
                                                                                      ------------     ------------

 SEVERANCE PAY FUNDS                                                                         1,010            1,186
                                                                                      ------------     ------------

 PROPERTY AND EQUIPMENT, NET                                                 6                 655              888
                                                                                      ------------     ------------

 INTANGIBLE ASSETS:                                                         3,7
   Goodwill                                                                                  2,297            6,950
   Other intangible assets                                                                   2,481            3,047
                                                                                      ------------     ------------

 TOTAL intangible assets                                                                     4,778            9,997
                                                                                      ------------     ------------

 Total assets                                                                         $     14,328     $     24,587
                                                                                      ============     ============

The accompanying notes are an integral part of the consolidated financial statements.

                                                    VOCALTEC COMMUNICATIONS LTD.
                                                            AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE DATA

                                                                                               DECEMBER 31,
                                                                                      -----------------------------
                                                                           NOTE           2007             2006
                                                                          ------      ------------     ------------
     LIABILITIES AND SHAREHOLDERS' EQUITY

 CURRENT LIABILITIES:
   Trade payables                                                                     $        813     $        930
   Accrued expenses and other accounts payable                               8               3,166            2,996
   Accrued severance pay                                                                       552              217
   Deferred revenues                                                                         2,697              177
                                                                                      ------------     ------------

 TOTAL current liabilities                                                                   7,228            4,320
                                                                                      ------------     ------------

 LONG-TERM LIABILITIES:
   Other liabilities                                                                             -                8
   Accrued severance pay                                                                     1,393            1,721
                                                                                      ------------     ------------

 TOTAL long-term liabilities                                                                 1,393            1,729
                                                                                      ------------     ------------

 TOTAL liabilities                                                                           8,621            6,049
                                                                                      ------------     ------------

 COMMITMENTS AND CONTINGENCIES                                               9

 SHAREHOLDERS' EQUITY:                                                      10
   Share capital
     Ordinary shares of NIS 0.13 par value: Authorized - 150,000,000 shares at December 31, 2007 and 2006; Issued and outstanding -
       7,376,364 shares at December 31, 2007 and 2006                                          213              213
   Other comprehensive income                                                                   18                -
   Additional paid-in capital                                                               93,592           92,228
   Accumulated deficit                                                                     (88,116)         (73,903)
                                                                                      ------------     ------------

 TOTAL shareholders' equity                                                                  5,707           18,538
                                                                                      ------------     ------------

                                                                                      $     14,328     $     24,587
                                                                                      ============     ============

The accompanying notes are an integral part of the consolidated financial statements.

                                                    VOCALTEC COMMUNICATIONS LTD.
                                                            AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA

                                                                                         YEAR ENDED DECEMBER 31,
                                                                        ------------------------------------------------------
                                                             NOTE             2007                2006                2005
                                                           --------     ---------------     ---------------     --------------
 Sales:                                                       12
   Products                                                             $         3,006     $         4,738     $        3,668
   Services                                                                       2,748               2,542                925
                                                                        ---------------     ---------------     --------------

                                                                                  5,754               7,280              4,593
                                                                        ---------------     ---------------     --------------
 Cost of sales *):
   Products                                                                       2,027               2,171              1,450
   Services                                                                         523                 563                315
                                                                        ---------------     ---------------     --------------

                                                                                  2,550               2,734              1,765
 Inventory write-off                                                                459                   -                639
 Amortization of intangible assets                                                  385                 392                172
                                                                        ---------------     ---------------     --------------

                                                                                  3,394               3,126              2,576
                                                                        ---------------     ---------------     --------------

 Gross profit                                                                     2,360               4,154              2,017
                                                                        ---------------     ---------------     --------------

 Operating expenses:
   Research and development, net *)                           13                  4,567               4,619              4,363
   Selling and marketing *)                                                       4,736               4,147              2,763
   General and administrative *)                                                  1,992               2,474              1,748
   Impairment of goodwill                                                         5,437                   -                  -
                                                                        ---------------     ---------------     --------------

 TOTAL operating expenses                                                        16,732              11,240              8,874
                                                                        ---------------     ---------------     --------------

 Operating loss                                                                 (14,372)             (7,086)            (6,857)
 Other income, net                                                                    -                  42                 24
 Financial income, net                                        14                    230                  32                184
                                                                        ---------------     ---------------     --------------

 Loss before taxes on income                                                    (14,142)             (7,012)            (6,649)
 Taxes on income (tax benefit)                                15                     37                   -                (19)
                                                                        ---------------     ---------------     --------------

 Net loss                                                               $       (14,179)    $        (7,012)    $       (6,630)
                                                                        ===============     ===============     ==============

 Accretion of redeemable convertible Preferred shares         10        $             -     $             -     $         (348)
 Induced conversion of convertible Preferred shares           10                      -                   -            (17,406)
 Cumulative dividend on convertible Preferred shares                                  -                   -             (2,585)
 Dividend in respect of reduction in exercise price of
   certain warrants                                                                   -                 (37)                 -
                                                                        ---------------     ---------------     --------------

 Net loss attributable to common shareholders                           $       (14,179)    $        (7,049)    $      (26,969)
                                                                        ===============     ===============     ==============

 Basic and diluted net loss per Ordinary share                11        $         (1.92)    $         (1.30)    $       (34.05)
                                                                        ===============     ===============     ==============

 Weighted average number of Ordinary shares used in
   computing net loss per Ordinary share - basic and
   diluted                                                                        7,376               5,436                792
                                                                        ===============     ===============     ==============

*) Expenses include stock based compensation related to employees as follows:

        Cost of sales                                                   $            18     $             8     $            -
        Research and development, net                                               353                 248                522
        Selling and marketing                                                       224                 138                 13
        General and administrative                                                  552                 554                268
                                                                        ---------------     ---------------     --------------

                                                                        $         1,147     $           948     $          803
                                                                        ===============     ===============     ==============

The accompanying notes are an integral part of the consolidated financial statements.

                                                    VOCALTEC COMMUNICATIONS LTD.
                                                            AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (DEFICIENCY)
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE DATA

                                          NUMBER OF SHARES (*)                        AMOUNT
                                 -------------------------------------   ---------------------------------
                                   ORDINARY    ORDINARY A    PREFERRED   ORDINARY   ORDINARY A   PREFERRED
                                 -----------   -----------  ----------   --------   ----------   ---------
Balance as of January 1, 2005        370,059       45,590       83,479   $     14   $        1   $       3
Accretion of redeemable
   convertible Preferred
   shares                                  -            -            -          -            -           -
Conversion of redeemable
   convertible Preferred B and
   C shares into Preferred
   shares                                  -            -       70,752          -            -           2
Stock based compensation
   related to shares and
   options issued to employees       122,343            -            -          3            -           -
Conversion of convertible
   Preferred shares into
   Ordinary shares                   199,821      (45,590)    (154,231)         6           (1)         (5)
Issuance of shares and
   options pursuant to the
   merger with VocalTec            1,162,142            -            -         32            -           -
Exercise of employees stock
   options                            17,979            -            -          -            -           -
Induced conversion of
   convertible Preferred
   shares                          2,789,283            -            -         77            -           -
Net loss                                   -            -            -          -            -           -
                                 -----------   ----------   ----------   --------   ----------   ---------

Balance as of December 31,
   2005                            4,661,627            -            -        132            -           -
Reclassification of deferred
   stock compensation due to
   the adoption of SFAS 123(R)             -            -            -          -            -           -
Stock based compensation
   related to options issued
   to employees
Exercise of employees stock
   options                            29,737            -            -          1            -           -
Issuance of ordinary shares
   and warrants in private
   placements                      2,685,000            -            -         80            -           -
Dividend in respect of
   reduction in exercise
   price of certain warrants               -            -            -          -            -           -
Net loss                                                -            -          -            -           -
                                 -----------   ----------   ----------   --------   ----------   ---------

Balance as of December 31,
   2006                            7,376,364            -            -        213            -           -
Stock based compensation
   related to options issued
   to employees                            -            -            -          -            -           -
Other comprehensive income
   related to unrealized gain
   on derivative instrument                -            -            -          -            -           -
Cumulative effect of FIN 48
   adoption                                -            -            -          -            -           -
Reversal of a provision for
   issuance expenses                       -            -            -          -            -           -
Net loss                                   -            -            -          -            -           -
                                 -----------   ----------   ----------   --------   ----------   ---------

Balance as of December 31,
   2007                            7,376,364            -            -   $    213   $        -   $       -
                                 ===========  ===========   ==========   ========   ==========   =========

                                                                                                               TOTAL
                                  ADDITIONAL    TREASURY      DEFERRED                        OTHER        SHAREHOLDERS'
                                   PAID-IN       STOCK      STOCK BASED     ACCUMULATED   COMPREHENSIVE       EQUITY
                                   CAPITAL       AT COST    COMPENSATION      DEFICIT         INCOME       (DEFICIENCY)
                                 -----------   ----------   ------------    -----------   -------------    -------------
Balance as of January 1, 2005    $         -   $   (1,445)  $          -    $   (42,470)  $           -    $     (43,897)
Accretion of redeemable
   convertible Preferred
   shares                                  -            -              -           (348)              -             (348)
Conversion of redeemable
   convertible Preferred B and
   C shares into Preferred
   shares                             54,903            -              -              -               -           54,905
Stock based compensation
   related to shares and
   options issued to employees           867            -            (67)             -               -              803
Conversion of convertible
   Preferred shares into
   Ordinary shares                         -            -              -              -               -               -
Issuance of shares and
   options pursuant to the
   merger with VocalTec                6,401        1,445              -              -               -        **) 7,878
Exercise of employees stock
   options                               152            -              -              -               -              152
Induced conversion of
   convertible Preferred
   shares                             17,329            -              -        (17,406)              -                -
Net loss                                   -            -              -         (6,630)              -           (6,630)
                                 -----------   ----------   ------------    -----------   -------------    -------------

Balance as of December 31,
   2005                               79,652            -            (67)       (66,854)              -           12,863
Reclassification of deferred
   stock compensation due to
   the adoption of SFAS 123(R)           (67)           -             67                              -                -
Stock based compensation
   related to options issued
   to employees                          948            -                                             -              948
Exercise of employees stock
   options                               149            -              -              -               -              150
Issuance of ordinary shares
   and warrants in private
   placements                     **) 11,509            -              -              -               -           11,589
Dividend in respect of
   reduction in exercise
   price of certain warrants              37            -              -            (37)              -                -
Net loss                                   -            -              -         (7,012)              -           (7,012)
                                 -----------   ----------   ------------    -----------   -------------    -------------

Balance as of December 31,
   2006                               92,228            -              -        (73,903)              -           18,538
Stock based compensation
   related to options issued
   to employees                        1,147            -              -              -               -            1,147
Other comprehensive income
   related to unrealized gain
   on derivative instrument                -            -              -              -              18               18
Cumulative effect of FIN 48
   adoption                                -            -              -            (34)              -              (34)
Reversal of a provision for
   issuance expenses                     217            -              -              -               -              217
Net loss                                   -            -              -        (14,179)              -          (14,179)
                                 -----------   ----------   ------------    -----------   -------------    -------------

Balance as of December 31,
   2007                          $    93,592   $        -   $          -    $   (88,116)  $          18    $       5,707
                                 ===========   ==========   ============    ===========   =============    =============

*)    For the periods until the date of the business combination (November 2005)
      - restated to reflect the number of the Company's shares issued in exchange for each type of Tdsoft shares in the business combination - see Notes 3a and 11a.

**)   Net of issuance expenses of $ 1,075.

The accompanying notes are an integral part of the consolidated financial statements.

                                                    VOCALTEC COMMUNICATIONS LTD.
                                                            AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

                                                                                YEAR ENDED DECEMBER 31,
                                                                        --------------------------------------
                                                                           2007          2006          2005
                                                                        ----------    ----------    ----------
CASH FLOWS FROM OPERATING ACTIVITIES:
   Net loss                                                             $  (14,179)   $   (7,012)   $   (6,630)
   Adjustments required to reconcile net loss to net cash used in operating activities:

      Depreciation and amortization                                            977         1,428           811
      Impairment of Goodwill                                                 5,437             -             -
      Changes in the accrued liability for severance pay                         7          (697)           77
      Compensation expense related to shares and options issued to
         employees, net                                                      1,147           948           803
      Gain on sale of equipment                                                 (4)          (19)           (8)
      Loss (gain) on amounts funded in respect of severance pay               (187)         (158)           14
      Decrease (increase) in trade receivables, net                            818          (868)          379
      Decrease (increase) in prepaid expenses and other receivables           (197)           50          (624)
      Decrease in inventories                                                  277           517           500
      Decrease in trade payables                                              (117)         (483)         (423)
      Increase (decrease) in accrued expenses and other liabilities           (439)       (1,142)          295
      Increase in deferred revenues                                          2,520             6            37
                                                                        ----------    ----------    ----------

Net cash used in operating activities                                       (3,940)       (7,430)       (4,769)
                                                                        ----------    ----------    ----------

CASH FLOWS FROM INVESTING ACTIVITIES:
   Purchase of property and equipment                                         (178)         (335)         (308)
   Cash and cash equivalents resulting from the merger between
      VocalTec and Tdsoft (schedule A)                                           -             -           727
   Proceeds from sale of property and equipment                                  4            26           109
   Investment in short term deposit                                              -        (3,000)            -
   Investment in restricted cash                                              (377)            -             -
   Proceeds from short term deposit and restricted cash                      3,000             -             -
Amounts withdrawn (funded) in respect of severance pay funds, net               33           847           (33)
                                                                        ----------    ----------    ----------

Net cash provided by (used in) investing activities                          2,482        (2,462)          495
                                                                        ----------    ----------    ----------

CASH FLOWS FROM FINANCING ACTIVITIES:
   Repayment of loan from shareholder                                            -        (1,031)            -
   Proceeds from issuance of shares upon exercise of stock options by
      employees                                                                  -           150           152
   Issuance of shares, net                                                       -        11,589             -
                                                                        ----------    ----------    ----------

Net cash provided by financing activities                                        -        10,708           152
                                                                        ----------    ----------    ----------

Increase (decrease) in cash and cash equivalents                            (1,458)          816        (4,122)
Cash and cash equivalents at the beginning of the year                       5,954         5,138         9,260
                                                                        ----------    ----------    ----------

Cash and cash equivalents at the end of the year                        $    4,496    $    5,954    $    5,138
                                                                        ==========    ==========    ==========

SUPPLEMENTAL CASH FLOWS INFORMATION:
   Cash paid during the year for income taxes                           $       22    $       27    $       10
                                                                        ==========    ==========    ==========

The accompanying notes are an integral part of the consolidated financial statements.

                                                    VOCALTEC COMMUNICATIONS LTD.
                                                            AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

SCHDULE A:

CASH AND CASH EQUIVALENTS RESULTING FROM THE MERGER BETWEEN VOCALTEC AND TDSOFT

                                                                  YEAR ENDED DECEMBER 31,
                                                        -----------------------------------------
                                                           2007            2006          2005
                                                        -----------     -----------   -----------
Working capital deficiency, excluding cash              $         -     $         -   $     3,708
Loan granted to VocalTec prior to the acquisition                 -               -           341
Accrued severance pay, net                                        -               -           261
Property and equipment                                            -               -          (328)
Intangible assets other than goodwill                             -               -        (3,896)
Goodwill                                                          -               -        (7,237)
Issuance of shares                                                -               -         7,878
                                                        -----------     -----------   -----------
                                                        $         -     $         -   $       727
                                                        ===========     ===========   ===========

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

NOTE 1:- GENERAL

      a. VocalTec Communications Ltd. ("VocalTec") and its subsidiaries ("the Company"), is a global provider of carrier-class multimedia and voice-over-IP solutions for communication service providers. The Company provides trunking, peering, access gateway and service delivery solutions (the Essentra product line) that enable flexible deployment of next-generation networks (NGNs).

      b. On November 24, 2005, VocalTec acquired all of the issued and outstanding Ordinary shares of Tdsoft Ltd. ("Tdsoft"), a privately-held company organized in Israel, and as consideration issued to Tdsoft shareholders Ordinary shares of VocalTec constituting, immediately following such issuance, 75% of the issued and outstanding share capital of VocalTec. For accounting purposes, the transaction was accounted for as a reverse acquisition, with Tdsoft treated as the accounting acquirer. Accordingly, the acquisition was accounted for as a purchase business combination using Tdsoft's historical financial information and recording VocalTec acquired assets and assumed liabilities at fair value as of November 24, 2005 (see Note 3a). Tdsoft was engaged in the development and marketing of systems that enable service providers to deliver voice services over different types of access networks. Tdsoft derived revenues from the sale of its systems, including software it develops and maintenance services relating to the systems and software sold. Towards the end of 2007, Tdsoft discontinued the marketing of most of its products.

      c. During 2007, 2006 and 2005, 44%, 31% and 34% of the Company's revenues, respectively, were derived from major customers (see Note
            2).

      d. As reflected in the consolidated financial statements, in 2006 and 2007, the Company's results of operations were negatively impacted by the impairment of its Goodwill, The changes to the Company's revenue recognition implementation, competitive pricing pressures, and increased competition in the marketplace. All these factors resulted in net losses of $ 14,179 and $ 7,012 for 2007 and 2006, respectively.

            The Company is addressing its liquidity issues by implementing initiatives to improve revenues and cash collections and reducing expenses. During the end of 2007 the Company performed a cost reduction process, in order to reduce its operational expenses and to improve its cash position. In addition, during May 2008, the Company signed a Patent Purchase Agreement to sell selected patents for the aggregated selling price of $12.5 million. On July 13, 2008, the OCS approved the consummation of the foregoing sale, subject to the payment to the OCS of approximately $2.08 million. The Company expects to consummate the foregoing sale shortly following the filing of this annual report and to receive net proceeds of approximately $9.2 million from the foregoing sale (see also Note
            16).

            Accordingly, the Company's management believes that the cost reduction plan implemented in 2007 and the expected proceed from the sale of the patents will enable the Company to continue its peration at least through the end of 2008.

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

            The representative exchange rate for the new Israeli shekel ("NIS") and the U.S. dollar at December 31, 2007 was $ 1.00 = NIS 3.846 (December 31, 2006 - NIS 4.225 and December 31, 2005 - NIS 4.603).

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

            Write-off of inventories for the years ended December 31, 2007, 2006 and 2005 amounted to $459, $0 and $639, respectively, due to discontinued products.

      g.    Fair value of financial instruments:

            SFAS No. 107 "Disclosure about Fair Value of Financial Instruments", requires disclosure of an estimate of the fair value of certain financial instruments. The Company's financial instruments consist of cash and cash equivalents, short-term deposit, trade receivables, other accounts receivable, trade payables, other accounts payable and other liabilities. The estimated fair value of these financial instruments approximates their carrying value as of December 31, 2007 and 2006 due to the short term maturities of those instruments.

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

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (CONT.)

      h.    Property and equipment, net:

            Equipment is stated at cost less accumulated depreciation. Depreciation is calculated by the straight-line method over the estimated useful lives of the assets at the following annual rates:

                                                               %
                                                -------------------------------

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

            *) See also Note 9d.

      i.    Impairment and disposal of long-lived assets:

            The Company's amortizable long-lived assets are reviewed for impairment in accordance with Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the asset. If an asset is considered to be impaired, the impairment is measured by the adifference between the carrying amount of the asset and its fair value. During the periods presented no impairment losses were identified.

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

            Under Statement of Financial Accounting Standard No. 142 "Goodwill and other Intangible Assets" ("SFAS 142") goodwill is no longer amortized but instead is tested for impairment at least annually (or more frequently if impairment indicators arise). SFAS 142 prescribes a two-phase process for impairment testing of goodwill. The first phase screens for impairment, while the second phase (if necessary) measures impairment.

                                                    VOCALTEC COMMUNICATIONS LTD.
                                                            AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (CONT.)

            In the first phase of impairment testing, goodwill attributable to a reporting unit is tested for impairment by comparing the fair value of the reporting unit to its carrying amount. We determined that the company has only one reporting unit. In 2007, the fair value of a single reporting unit of the Company was found to be lower than its carrying value. The second phase was then performed. The second phase of the goodwill impairment test compares the implied fair value of the reporting unit's goodwill with the carrying amount of that goodwill. If the carrying amount of the reporting unit's goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess. The implied fair value of goodwill is determined in the same manner as the amount of goodwill recognized in a business combination. That is, the fair value of the reporting unit is allocated to all of the assets and liabilities of that unit (including all unrecognized intangible assets) as if the reporting unit had been acquired in a business combination and the fair value of the reporting unit was the purchase price paid to acquire the reporting unit. In 2007, the Company recorded an impairment of goodwill in the amount of $5,437 (see also Note 7).

            Fair value is determined using discounted cash flows and market capitalization. Significant estimates used in the discounted cash flow methodology include estimates of future cash flows, future short-term and long-term growth rates and discount rates. The Company performs its annual impairment test during the fourth fiscal quarter of each year.

      k.    Revenue recognition:

            The Company generates revenues from licensing the rights to use its software products, from the sale of its systems and from providing maintenance, engineering and support services. The Company's products are sold to resellers, who are considered end-users for the purpose of revenue recognition (except as indicated below).

            Revenue from software products is recognized when all criteria outlined in the American Institute of Certified Public Accountants Statement of Position ("SOP") 97-2, "Software Revenue Recognition", as amended by SOP 98-9, "Modification of SOP 97-2, Software Reveneue Recognition, with Respect to Certain Transactions", are met: persuasive evidence of an arrangement exists, the product has been delivered, no significant obligation to the customer remains, the sales price is fixed or determinable and collectibility is reasonably assured. The Company does not grant a right of return to its customers.

            Where software arrangements involve multiple elements, revenue is allocated to each undelivered element based on vendor specific objective evidence ("VSOE") of the fair value of the undelivered element. The VSOE used by the Company to allocate the arrangement fees to support services and maintenance is based on the price charged when these elements are sold separately (upon renewal). Revenues for the delivered product are recorded based on the "residual method" presented by SOP 98-9, "Modification of SOP 97-2, Software Revenue Recognition With Respect to Certain Transactions", whereby the reminder of the arrangement fee, after allocating revenue to undelivered elements as described above is allocated to the delivered product. Under the residual method revenue is recognized for the delivered elements when (1) there is VSOE of fair value on all the undelivered elements and (2) all revenue recognition criteria of SOP 97-2 are satisfied. Under the residual method any discount in the arrangement is allocated to the delivered element.

                                                    VOCALTEC COMMUNICATIONS LTD.
                                                            AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (CONT.)

            Prior to January 1, 2007, revenue from the sale of software was recognized upon delivery, assuming all other revenue recognition criteria are met while the amounts allocated to the support services and maintenance were recognized ratably over the service period. Effective January 1, 2007, due to a limited number of separate support services and maintenance contracts consummated during 2007 and since the Company began providing its services through distributors and integrators, VSOE is no longer attainable to the support services and maintenance subsequent to that date. Accordingly, revenues from bundled software arrangements in 2007 are recognized ratably over the period of the last delivered element in the arrangement, which is typically the customer support and maintenance service period, assuming all other revenue recognition criteria are met.

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

            In 2006 deferred revenue includes unearned amounts received under the maintenance and support contracts and amounts received from customers but not recognized as revenues. In 2007, deferred revenue includes amounts received under bundled software arrangements and amounts received from customers, but not recognized as revenue.

            For the sale of systems the Company records at the time of sale a provision to cover the expected costs in order to honor its warranty obligation. As of December 31, 2007 and 2006 the warranty provision amounted to $ 0 and $ 20, respectively.

            Revenue from sale of systems is recognized upon delivery to the end-user or the reseller. Provisions for warranty are made at the time of the sale. Such revenues are recognized in accordance with Staff Accounting Bulletin No. 104, "Revenue Recognition in Financial Statements" ("SAB No. 104").

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

      m.    Royalties-bearing grants

            Royalty-bearing grants from the Government of Israel and other governmental institutions for funding approved research and development projects are recognized at the time the Company is entitled to such grants, on the basis of the research and development costs incurred. Such grants are included as a deduction of research and development costs since at the time received it is not probable the Company will generate sales from these projects and pay the royalties resulting from such sales. For the grants received and deducted from the research and development costs - see Note 13.

      n.    Income taxes:

            The Company and its subsidiaries account for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes" ("Fas 109"). This Statement prescribes the use of the liability method whereby deferred tax assets and liability account balances are determined for loss carryforwards and other temporary differences between financial reporting and tax bases of assets and liabilities, using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company and its subsidiaries provide a valuation allowance, if necessary, to reduce deferred tax assets to the amount that is more likely than not to be realized. In July 2006, the FASB issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109" ("FIN 48").

            FIN 48 clarifies the accounting for income taxes by prescribing the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 utilizes a two-step approach for evaluating tax positions. Recognition (step one) occurs when an enterprise concludes that a tax position, based solely on its technical merits, is more-likely-than-not to be sustained upon examination. Measurement (step two) is only addressed if step one has been satisfied (i.e., the position is more-likely-than-not to be sustained) otherwise a full liability in respect of a tax position not meeting the more-than-likely-than-not criteria is recognized. Under step two, the tax benefit is measured as the largest amount of benefit, determined on a cumulative probability basis, that is more-likely-than-not to be realized upon ultimate settlement.

                                                    VOCALTEC COMMUNICATIONS LTD.
                                                            AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (CONT.)

            FIN 48 applies to all tax positions related to income taxes subject to "FAS 109". This includes tax positions considered to be "routine" as well as those with a high degree of uncertainty.

            FIN 48 has expanded disclosure requirements, which include a tabular roll forward of the beginning and ending aggregate unrecognized tax benefits as well as specific detail related to tax uncertainties for which it is reasonably possible the amount of unrecognized tax benefit will significantly increase or decrease within twelve months. (See also note 15).

            FIN 48 is effective for fiscal years beginning after December 15, 2006. The cumulative effect of applying FIN 48 is reported as an adjustment to the opening balance of retained earnings. The adoption of FIN 48, as of January 1, 2007, affected the Company's accumulated deficit, as described in note 15.

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

            Effective January 1, 2006, the Company adopted FASB Statement No. 123 (revised 2004), "Share-Based Payment" ("SFAS 123(R)"), and related Securities and Exchange Commission rules included in Staff Accounting Bulletin No. 107, on a modified prospective basis. Under this method, compensation cost recognized in 2006 includes costs related to 1) all share-based payments granted prior to but not yet vested as of January 1, 2006, based on the grant-date fair value estimated in accordance with the original provisions of SFAS 123 and
            2) all share-based payments granted subsequent to January 1, 2006 based on the grant-date fair value estimated in accordance with the provisions of SFAS 123(R). Results for prior periods have not been restated. Compensation cost for stock options is recognized ratably over the vesting period using the straight line method.

            SFAS No. 123(R) requires companies to estimate the fair value of equity based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service periods, on a straight-line basis, in the Company's consolidated income statements.

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

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (CONT.)

            The Company estimates the fair value of stock options on the grant date using the Black-Scholes option-pricing model with the following weighted average assumptions:

                                                2007          2006          2005
                                              ---------    ---------    ----------
Dividend yield                                     0%           0%            0%
Expected volatility                              120%         105%          102%
Risk-free interest rate                          4.7%         4.9%          4.4%
Weighted average expected life                5.0 years    4.6 years    4.17 years
Forfeiture rate                                 12.0%         7.5%            -

            The Company is required to assume a dividend yield as an input in the Black-Scholes model. The dividend yield assumption is based on Company's historical and expectation of future dividend. The dividend yield used was 0%, as the Company does not expect to pay dividend over the option terms.

            The weighted average volatility used is based on the historical volatility of the Company's stock over a period equal to the expected life of the option.

            The risk-free interest rate assumption is based on the U.S. Treasury yield curve.

            The Company determined the expected life of the options according to the "simplified method" allowed under SAB107, which is the midpoint between the vesting and the contractual term of the Company's stock options.

            The computation of the forfeiture rate is based on the historical observation of employees pre-vesting termination behavior.

            The Company's aggregate compensation cost for the twelve months ended December 31, 2007 and 2006 totaled $1,147 and $ 948, respectively.

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

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (CONT.)

                                                                       YEAR ENDED
                                                                      DECEMBER 31,
                                                                          2005
                                                                     -------------
Net loss as reported                                                 $      (6,630)

Add: stock based employee compensation expense
   included in reported net loss for the year                                  803
Deduct: stock based employee compensation expense
   determined under fair value method for all options granted               (1,129)
                                                                     -------------

Pro forma net loss                                                   $      (6,956)
                                                                     =============

Accretion of redeemable convertible Preferred shares                 $        (348)
Induced conversion of convertible Preferred shares                         (17,406)
Cumulative dividend on convertible preferred shares                         (2,585)
                                                                     -------------

Pro forma net loss attributable to common shareholders               $     (20,335)
                                                                     =============

Basic and diluted net loss per Ordinary share:
   Net loss per Ordinary share as reported                           $      (34.05)
   Pro forma net loss per Ordinary share                             $      (34.46)

            The Company's additional disclosures required by SFAS 123(R) are provided in Note 10.

            As of December 31, 2007, the total unrecognized estimated compensation cost related to non-vested stock options granted prior to that date was $3,125, which is expected to be recognized over a weighted average period of 2.8 years. No stock options were exercised during 2007.

      p.    Severance pay:

            The Company's liability for severance pay for its Israeli employees is calculated pursuant to Israel's Severance Pay Law and employment agreements based on the most recent salary of the employees. The Company's liability for all of its employees, is fully covered by monthly deposits with managers' insurance policies and by an accrual. The value of these managers' insurance policies is recorded as an asset in the Company's balance sheet.

            The deposited funds include profits accumulated up to the balance sheet date. The deposited funds may be withdrawn only upon the fulfillment of the obligation pursuant to Israel's Severance Pay Law or labor agreements. The value of the deposited funds is based on the cash surrendered value of these funds and includes immaterial profits.

            Severance expense for the years ended December 31, 2007, 2006 and 2005 amounted to approximately $ 787, $ 170 and $ 77, respectively.

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

            Expense resulting from the net increase in the allowance for doubtful accounts was $ 40, $ 70 and $ 0 for the years ended December 31, 2007, 2006 and 2005, respectively.

            The Company sometimes uses derivative financial instruments to manage its exposure to fluctuations in foreign exchange rates. The Company accounts for derivative financial instruments in accordance with SFAS 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133"). Under SFAS No. 133, all derivatives are recorded as either assets or liabilities in the consolidated balance sheet, and periodically adjusted to fair value. The classification of gains and losses resulting from changes in the fair values of derivatives is dependent on the intended use of the derivative and its resulting designation. Adjustments to reflect changes in fair values of derivatives not designated as hedging instruments are reflected in earnings. For derivative instruments that are designated and qualify as a cash flow hedge, the effective portion of the gain or loss on the derivative instrument is reported as a component of other comprehensive income and reclassified into earnings in the same line item associated with the forecasted transaction in the same period during which the hedge transaction affects earnings.

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

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (CONT.)

            In the years ended December 31, 2007, 2006 and 2005, all outstanding stock options and in the year ended December 31, 2005 also all the series of Preferred shares have been excluded from the calculation of the diluted net loss per Ordinary share since such securities were anti-dilutive.

      s.    Recently issued Accounting Standards:

            In December 2007, the FASB issued SFAS 141(R), Business Combinations ("SFAS No. 141(R)"). This Statement replaces SFAS 141, Business Combinations ("SFAS No. 141"), and requires an acquirer to recognize the assets acquired, the liabilities assumed, including those arising from contractual contingencies, any contingent consideration, and any noncontrolling interest in the acquiree at the acquisition date, measured at their fair values as of that date, with limited exceptions specified in the statement. SFAS 141(R) also requires the acquirer in a business combination achieved in stages (sometimes referred to as a step acquisition) to recognize the identifiable assets and liabilities, as well as the noncontrolling interest in the acquiree, at the full amounts of their fair values (or other amounts determined in accordance with SFAS 141(R)). In addition, SFAS 141(R)'s requirement to measure the noncontrolling interest in the acquiree at fair value will result in recognizing the goodwill attributable to the noncontrolling interest in addition to that attributable to the acquirer. SFAS 141(R) amends SFAS No. 109, Accounting for Income Taxes ("SFAS No. 109"), to require the acquirer to recognize changes in the amount of its deferred tax benefits that are recognizable because of a business combination either in income from continuing operations in the period of the combination or directly in contributed capital, depending on the circumstances.

            It also amends SFAS 142, Goodwill and Other Intangible Assets ("SFAS No. 142"), to, among other things, provide guidance on the impairment testing of acquired research and development intangible assets and assets that the acquirer intends not to use. SFAS 141(R) applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The Company is currently evaluating the impact that SFAS 141(R) will have on its consolidated financial statements.

            In December 2007, the FASB issued SFAS 160 ("SFAS No. 160"), Noncontrolling Interests in Consolidated Financial Statements. SFAS 160 amends Accounting Research Bulletin 51, Consolidated Financial Statements, to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. It also clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. SFAS 160 also changes the way the consolidated income statement is presented by requiring consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the noncontrolling interest. It also requires disclosure, on the face of the consolidated statement of income, of the amounts of consolidated net income attributable to the parent and to the noncontrolling interest. SFAS 160 requires that a parent recognize a gain or loss in net income when a subsidiary is deconsolidated and requires expanded disclosures in the consolidated financial statements that clearly identify and distinguish between the interests of the parent owners and the interests of the noncontrolling owners of a subsidiary. SFAS 160 is effective for fiscal periods, and interim periods within those fiscal years, beginning on or after December 15, 2008. The Company is currently evaluating the impact that SFAS 160 will have on its consolidated financial statements.

                                                    VOCALTEC COMMUNICATIONS LTD.
                                                            AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (CONT.)

            In September 2006, the FASB issued Statement No. 157, "Fair value Measurements" ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS 157 applies under other accounting pronouncements that require or permit fair value measurements. The provisions of SFAS 157 are effective for the Company beginning January 1, 2008. The FASB issued a FASB Staff position to defer the effective date of SFAS 157 for one year for all nonfinancial assets and nonfinancial liabilities, except for those items that are recognized or disclosed at fair value in the financial statements on a recurring basis. The Company does not except the adoption will have material impact on its consolidated financial statements.

            In February 2008, the FASB issued FASB Staff Position FSP 157-2, "Effective Date of FASB Statement No. 157" ("FSP 157-2"). FSP 157-2 delays the effective date of SFAS No. 157 for all non-financial assets and non-financial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually), until the beginning of the first quarter of fiscal 2009. The Company is currently evaluating the impact that SFAS No. 157 will have on its consolidated financial statements when it is applied to non-financial assets and non-financial liabilities beginning in the first quarter of 2009.

            In February 2007, the FASB issued Statement No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" ("SFAS 159"). SFAS 159 permits companies to choose to measure certain financial instruments and certain other items at fair value. The standard requires that unrealized gains and losses on items for which the fair value option has been elected be reported in earnings. The provisions of SFAS 159 are effective for the Company beginning January 1, 2008. The Company does not expect the adoption of SFAS 159 will have an impact on its consolidated financial statements.

            In December 2007, the SEC staff issued Staff Accounting Bulletin No. 110 ("SAB 110"), which, effective January 1, 2008. SAB 110 amends and replaces Staff Accounting Bulletin No. 107 ("SAB 107"), Share-Based Payment. SAB 110 expresses the views of the SEC staff regarding the use of a "simplified" method in developing an estimate of expected term of "plain vanilla" share options in accordance with FASB Statement No. 123(R), Share-Based Payment. Under the "simplified" method, the expected term is calculated as the midpoint between the vesting date and the end of the contractual term of the option. The use of the "simplified" method, which was first described in SAB 107, was scheduled to expire on December 31, 2007. SAB 110 extends the use of the "simplified" method for "plain vanilla" awards in certain situations. The SEC staff does not expect the "simplified" method to be used when sufficient information regarding exercise behavior, such as historical exercise data or exercise information from external sources, becomes available. The adoption of SAB 110 would not have any effect on the Company's financial statements.

                                                    VOCALTEC COMMUNICATIONS LTD.
                                                            AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (CONT.)

            In March 2008, the FASB issued SFAS No. 161, "Disclosures about Derivative Instruments and Hedging Activities - an amendment to FASB Statement No. 133". SFAS No. 161 is intended to improve financial standards for derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity's financial position, financial performance, and cash flows. Entities are required to provide enhanced disclosures about: (a) how and why an entity uses derivative instruments; (b) how derivative instruments and related hedged items are accounted for under Statement 133 and its related interpretations; and (c) how derivative instruments and related hedged items affect an entity's financial position, financial performance, and cash flows. It is effective for financial statements issued for fiscal years beginning after November 15, 2008, with early adoption encouraged. The Company is currently evaluating the impact of SFAS No. 161 on its financial statements.

            In May 2008, the FASB issued SFAS No. 162, "The Hierarchy of Generally Accepted Accounting Principles". SFAS 162 identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles in the United States. It is effective 60 days following the SEC's approval of the Public Company Accounting Oversight Board amendments to AU Section 411, "The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles". The Company is currently evaluating the impact of SFAS No. 162 on its financial statements, and the adoption of this statement is not expected to have a material effect on the Company's financial statements.

      t.    Reclassification:

            Certain figures from prior years have been reclassified in order to conform to the 2007 presentation.

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

Number of shares of VocalTec outstanding as of November 24, 2005                   $ 1,162,142
                                                                                   ===========

VocalTec's average share price for the two trading days before through the two trading days after October 28, 2005, the date VocalTec and
   Tdsoft announced their merger                                                          6.77
                                                                                   ===========

Fair value of VocalTec's Ordinary shares                                           $     7,869
Fair value of 186,597 VocalTec share options *)                                            226
Transaction costs of Tdsoft                                                                138
                                                                                   -----------

Purchase price                                                                     $     8,233
                                                                                   ===========

*) The fair value of the options was determined based on the Black & Scholes options pricing model.

            The purchase price was allocated based on an estimate of the fair value of the assets acquired and the liabilities assumed as of November 24, 2005, as follows:

            Current assets                                        $      2,009
            Severance pay funds                                          1,123
            Equipment                                                      328
                                                                  ------------

            TOTAL tangible assets                                        3,460
                                                                  ------------

            Identifiable intangible assets:
              Current Essentra technology (7 years useful life)          1,963
              Current VEA technology (2 years useful life)                 123
              Customer contract (1 year useful life)                       372
              Customer relations (7 years useful life)                     887
              Trade name (10 years useful life)                            301
              Patents (10 years useful life)                               250
              Goodwill *)                                                7,734
                                                                  ------------

            TOTAL intangible assets acquired                            11,630
                                                                  ------------

            TOTAL tangible and intangible assets acquired               15,090
                                                                  ------------

            TOTAL liabilities assumed *)                                (6,857)
                                                                  ------------

            Net assets acquired                                   $      8,233
                                                                  ============

                                                    VOCALTEC COMMUNICATIONS LTD.
                                                            AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

NOTE 3:- BUSINESS COMBINATION (CONT.)

            *) After reduction of $287 due to adjustments to the estimated fair value of the inventory acquired and certain liabilities assumed, mainly the accrued expenses with respect to office lease, and increasing the tax provision in the amount of $784 due to the implementation of FIN 48.

                  The implementation of FIN 48 resulted in an increase in the tax provision related to tax exposures existed at the acquisition date. Accordingly, additional tax provision was recorded as an increase of goodwill.

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

            See Note 7(c) for impairment loss recorded on goodwill.

      b.    Supplemental pro forma information (unaudited):

            The unaudited pro forma information regarding 2005 presents the results of operations of Tdsoft after giving effect to the merger with Vocaltec in 2005, and includes the effect of amortization of intangible assets from these dates. The pro forma information is based upon the historical financial statements of VocalTec and TdSoft. The pro forma data does not incorporate, nor does it assume, any benefits from cost savings or synergies of the combined companies. The pro forma data is presented for comparative purposes only and is not necessary indicative of the operating results that would have occurred had the merger been consummated at the dates indicated, nor are they necessarily indicative of future operating results or financial conditions.

                                                                    YEAR ENDED
                                                                   DECEMBER 31,
                                                                      2005
                                                                   ------------

            Sales                                                  $      8,427
                                                                   ============

            Operating loss                                         $    (16,833)
                                                                   ============

            Net loss                                               $    (15,137)
                                                                   ============

            Basic and diluted net loss per Ordinary share          $     (19.28)
                                                                   ============

            Weighted average number of Ordinary shares
               used in computation of basic and diluted
               net loss per share                                         1,840
                                                                   ============

                                                    VOCALTEC COMMUNICATIONS LTD.
                                                            AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

NOTE 4:- PREPAID EXPENSES AND OTHER ACCOUNTS RECEIVABLE

                                                            DECEMBER 31,
                                                      -----------------------
                                                         2007         2006
                                                      ----------   ----------

      Prepaid expenses *)                             $    1,394   $      672
      Research and development participation
         and grants receivable                                14          460
      Government authorities                                  80          162
      Other                                                   55           34
                                                      ----------   ----------

                                                      $    1,543   $    1,328
                                                      ==========   ==========

      *) As of December 31, 2007 and 2006, including $1,283 and 560, respectively, finished goods delivered to customers' sites and not recognized as cost of sales since revenue recognition criteria for the related sales have not been met.

NOTE 5:- INVENTORIES

                                                            DECEMBER 31,
                                                      -----------------------
                                                         2007         2006
                                                      ----------   ----------

      Components and work in progress                 $       61   $      538
      Finished goods                                         200            -
                                                      ----------   ----------

                                                      $      261          538
                                                      ==========   ==========

      *) Write-off of inventories for the years ended December 31, 2007, 2006 and 2005 amounted to $ 459, $ 0 and $ 757, respectively.

NOTE 6:- PROPERTY AND EQUIPMENT, NET

                                                            DECEMBER 31,
                                                      -----------------------
                                                         2007         2006
                                                      ----------   ----------
      Cost:
        Computers and related equipment               $    4,579   $    4,409
        Office furniture, equipment and leasehold
           improvements                                    1,314        1,304
        Motor vehicle                                         10           29
                                                      ----------   ----------

                                                           5,903        5,742

      Less - accumulated depreciation                      5,248        4,854
                                                      ----------   ----------

      Property and equipment, net                     $      655   $      888
                                                      ==========   ==========

      Depreciation expense was $ 411, $ 522 and $ 581 for the years ended December 31, 2007, 2006 and 2005, respectively.

      Nearly all of the property and equipment is located in Israel.

                                                    VOCALTEC COMMUNICATIONS LTD.
                                                            AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

NOTE 7:- GOODWILL AND OTHER INTANGIBLE ASSETS

                                                               DECEMBER 31,
                                                           ---------------------
                                                             2007        2006
                                                           --------    ---------
      Cost:
         Technology                                        $  3,049    $   3,049
         Customer relations and other intangible assets       1,810        1,810
                                                           --------    ---------

                                                              4,859        4,859

      Less - accumulated amortization                         2,378        1,812
                                                           --------    ---------

                                                              2,481        3,047
                                                           --------    ---------

      Goodwill                                                2,297        6,950
                                                           --------    ---------

      Total amortized cost                                 $  4,778    $   9,997
                                                           ========    =========

      a. The future annual estimated amortization expense of the intangible assets in the next 5 years relating to VocalTec's amortizable intangible assets existing as of December 31, 2007, is approximately as follows:

                                                             TOTAL
                                                         AMORTIZATION
                                                         ------------

            2008                                         $        510
            2009                                                  462
            2010                                                  462
            2011                                                  462
            2012                                                  421

      b. Amortization expenses amounted to approximately $ 566, $ 906 and $ 230 for the years ended December 31, 2007, 2006 and 2005, respectively.

      c. The changes in the carrying amount of goodwill for the years ended December 31, 2007 are as follows:

              Balance as of January 1, 2005                            $      -
              Newly consolidated company                                  7,237
                                                                       --------

              Balance as of December 31, 2005                             7,237

              Adjustments to the estimated fair value of
                 certain assets and liabilities                            (287)
                                                                       --------

              Balance as of December 31, 2006                             6,950

              Adjustment of goodwill due to increase in tax provision
                 resulted from the implementation of FIN 48                 784
              Impairment loss                                            (5,437)

              Balance as of December 31, 2007                          $  2,297
                                                                       ========

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

NOTE 7:- GOODWILL AND OTHER INTANGIBLE ASSETS (Cont.)

      d. As a result of the annual impairment test, performed in the fourth quarter of each year and due to the Company's loss in 2007 and the fact that as of December 31, 2007, the Company's market capitalization was lower than the Company's shareholders' equity as of such date, the Company recorded impairment loss of approximately $5,437 related to goodwill during 2007. This impairment loss is included in separate line item in the statement of operations. The fair value of the reporting unit was estimated using the discount cash flow approach.

NOTE 8:- ACCRUED EXPENSES AND OTHER ACCOUNTS PAYABLE

                                                     DECEMBER 31
                                               ---------------------
                                                  2007        2006
                                               ---------   ---------
      Employees and payroll accruals           $     706   $     948
      Accrued expenses                               370         303
      Accrued vacation pay                           536         620
      Accrued income tax                           1,275         420
      Government Institutions                        195         542
      Office lease                                     8          97
      Other                                           76          66
                                               ---------   ---------

                                               $   3,166   $   2,996
                                               =========   =========

NOTE 9:- COMMITMENTS AND CONTINGENCIES

      a. In connection with its research and development activities through December 31, 2007, the Company received and accrued participation payments from the Office of the Chief Scientist of the Ministry of Industry and Trade in Israel ("OCS"). In return for the Government of Israel's participation, the Company is committed to pay royalties at a rate of 3.5% - 4.5% of sales of the developed product, up to 100% of the amount of grants received linked to the U.S. dollar (grants received under programs approved subsequent to January 1, 1999, are subject to interest at the annual rate of LIBOR applicable to U.S. dollar deposits).

            The Company's total contingent liability for royalties payable to the OCS with respect to future sales, based on Government of Israel participations received or accrued, net of royalties paid or accrued, totaled approximately $ 21 million as of December 31, 2007. The obligation to pay these royalties is contingent on actual sales of the products, and in the absence of such sales, no payment is required.

            Cost of sales includes royalties paid and accrued to the Government of Israel in the amount of $ 175, $ 201 and $ 63 for the years ended December 31, 2007, 2006, and 2005, respectively. With respect to the sale of patents and negotiation conducted with the OCS, see Note 16.

                                                    VOCALTEC COMMUNICATIONS LTD.
                                                            AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

NOTE 9:- COMMITMENTS AND CONTINGENCIES (CONT.)

      b. In April 2005, Tdsoft entered into a co-operation and project funding agreement effective as of December 1, 2004, with Nuera Communications, Inc. ("Nuera") and the Israel-United States Bi-national Industrial Research and Development Fund ("BIRD"), for the development of "Next Generation VoIP Gateway" with certain funding assistance from BIRD.

            Under the agreement, Tdsoft shall be reimbursed by BIRD for 50% of its research and development expenses, up to an aggregate amount of $ 770. In accordance with the agreement with BIRD, Tdsoft is obligated to pay royalties at the rate of 5% of the sales of the developed products up to a maximum of 150% of the amount received depending of the year following the termination of the agreement in which the participation is fully paid. During 2006 and 2005, grants received and accrued from BIRD amounted to $ 21 and 749, respectively. Tdsoft's contingent liability to BIRD amounts to approximately $ 770. The obligation to pay these royalties is contingent on actual sales of the products, and in the absence of such sales, no payment is required.

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

      d. The Company's facilities in Israel are rented under operating leases with different periods ending through April 2010 (with renewal option). Rent expense amounted to $ 415, $ 256 and $ 308 for the years ended December 31, 2007, 2006 and 2005, respectively. Annual minimum rental commitments under non-cancelable leases at balance sheet date are approximately as follows:

            2008                   $   468
            2009                       468
            2010                       117
                                   -------

            Total                  $ 1,053
                                   -------

            The Company also maintains motor vehicle leases. The total liability for early termination of such leases is approximately $ 41. Motor vehicle lease expense amounted to $ 407, $ 470 and $ 390 for the years ended December 31, 2007, 2006 and 2005, respectively.

      e. Under the purchase agreement with Be-Connected from 2004, the bank provided the shareholders of Be-Connected on behalf of Tdsoft a bank guarantee of $ 500, in respect of certain guarantees that a shareholder of Be-Connected gave to its customers. $ 140 out of the $ 500 expired in November 2006, the other $ 360 will expire in May 2009.

      f. The bank provided, with respect to offices lessors, bank guarantee on behalf of Tdsoft, in the amount of NIS 600.

                                                    VOCALTEC COMMUNICATIONS LTD.
                                                            AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

NOTE 10:- SHARE CAPITAL

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

            2. Pursuant to an amendment to the articles of association of Tdsoft, which amendment was adopted immediately prior to the consummation of the business combination between VocalTec and TdSoft in November 2005, all series of convertible Preferred shares were converted into Ordinary shares of TdSoft. Immediately after, all the Ordinary shares of TdSoft were exchanged for VocalTec Ordinary shares. The conversion ratio was established for each class of shares. The group of the founders and the employees of the Company received a preferred conversion ratio, according to which the founders and the employees received approximately twice the amount received by the other Ordinary shareholders. Accordingly, the Company recorded stock-based compensation in the amount of $ 870, of which $ 803 was recorded in the statement of operations in 2005.

                  In addition, the Preferred shareholders also received a preferred conversion ratio over the Ordinary Shares, although the original terms of the convertible Preferred shares provided for a conversion at the ratio of 1:1. Consequently, as required by EITF D-42, "The Effect on the Calculation of Earnings per Share to the Redemption or Induced Conversion of Preferred Stock" and EITF D-53, "Computation of Earnings per Share for a Period that Includes a Redemption or an Induced Conversion of a Portion of a Class of Preferred Stock", the financial statements for the year ended December 31, 2005 include an amount of $ 17,406 attributed to the value of the incremental number of Ordinary shares received by the holders of the preferred stock upon the conversion of the preferred stock as part of the business combination with VocalTec.

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

NOTE 10:- SHARE CAPITAL (Cont.)

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

      b. In May 2006 the Company issued in a private placement in consideration for $ 4,591, net of issuance expenses of $ 548,935,000 Ordinary Shares and warrants to purchase up to 424,050 Ordinary Shares at an exercise price of $ 7.9 per share. The warrants became exercisable 6 months after issuance and will remain exercisable until the fifth anniversary of the date of issuance. According to the agreements, the investors have the right to receive payment for liquidated damages if a registration statement on Form F-3 is not declared effective within 60 days from the date of the closing and/or the failure to maintain the registration Statement effective. The liquidated damages will be in the amount of 0.0333% of the purchase price paid by the investors for each day of delay up to 10% of the proceeds received. The shares and shares to be derived from the warrants were registered for trading on NASDAQ on May 22, 2006. As of December 31, 2007, no liability was recorded in respect of the liquidated damages as the Company does not deem it probable that such liquidated damages will be made.

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

            As of December 31, 2007, none of these warrants were exercised into the Company's Ordinary shares.

      c. In November 2006, the Company issued in a private placement in consideration for $ 6,998, net of issuance expenses of $ 527, 1,750,000 Ordinary Shares and warrants to purchase up to 1,400,000 Ordinary Shares at an exercise price of $ 5.5 per share. The warrants are exercisable during a period ending June 30, 2011. The shares were registered for trading on NASDAQ on December 4, 2006. As of December 31, 2007, none of these warrants were exercised into the Company's ordinary shares.

                                                    VOCALTEC COMMUNICATIONS LTD.
                                                            AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

NOTE 10:- SHARE CAPITAL (CONT.)


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

            As of December 31, 2007, 621,569 share options are still available for future grants under the Company's existing plans, including a one time increase of 700,718 share options and an annual increase of 180,000 share options approved by the 2007 annual general meeting of the shareholders. Options which are cancelled or forfeited before expiration become available for future grants.

                                                    VOCALTEC COMMUNICATIONS LTD.
                                                            AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

NOTE 10:- SHARE CAPITAL (CONT.)

            A summary of the Company's share option activity under the plans is as follows:

                                             YEAR ENDED DECEMBER 31, 2005
                                             -----------------------------
                                                               WEIGHTED
                                             NUMBER OF         AVERAGE
                                              OPTIONS       EXERCISE PRICE
                                             ----------     --------------

Outstanding - beginning of year                 52,315      $         8.05
Granted                                        860,416      $        11.92
Exercised                                      (17,979)     $         8.44
Forfeited                                      (25,852)     $        44.51
                                             ---------

Outstanding - end of year                      868,900      $        10.79
                                             =========      ==============

Options exercisable - end of year              214,817      $        26.68
                                             =========      ==============

*) The number and the exercise price of the options were restated to reflect such amounts and exercise prices as adjusted in business combination.

                                                         YEAR ENDED DECEMBER 31, 2006
                                                ------------------------------------------------
                                                                            WEIGHTED
                                                                            AVERAGE
                                                               WEIGHTED    REMAINING
                                                               AVERAGE     CONTRACTUAL AGGREGATE
                                                NUMBER OF      EXERCISE     TERM (IN   INTRINSIC
                                                 OPTIONS        PRICE         YEARS)     VALUE
                                                --------        --------     --------   --------
Outstanding - beginning of year                  868,900        $  10.79
Granted                                          148,870        $   5.62
Exercised                                        (29,776)       $   5.04
Forfeited                                       (278,141)       $  14.24
                                                --------        --------

Outstanding - end of year                        709,853        $   8.60         6.14   $     27
                                                ========        ========     ========   ========

Vested and expected to vest - end of year        608,713        $   6.14         6.11   $     26
                                                ========        ========     ========   ========

Options exercisable - end of year                227,986        $   7.13         5.77   $     17
                                                ========        ========     ========   ========

                                                    VOCALTEC COMMUNICATIONS LTD.
                                                            AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

NOTE 10:- SHARE CAPITAL (CONT.)

                                                      YEAR ENDED DECEMBER 31, 2007
                                             ------------------------------------------------
                                                                       WEIGHTED
                                                                        AVERAGE
                                                          WEIGHTED     REMAINING
                                                           AVERAGE    CONTRACTUAL   AGGREGATE
                                             NUMBER OF    EXERCISE      TERM (IN     INTRINSIC
                                              OPTIONS       PRICE        YEARS)        VALUE
                                             ---------    ---------   -----------   ----------
Outstanding - beginning of year                709,853    $    8.60
Granted                                      1,017,158    $    3.32
Exercised                                            -    $       -
Forfeited                                     (400,315)   $    8.23
                                             ---------    ---------

Outstanding - end of year                    1,326,696    $    4.67          5.85   $        -
                                             =========    =========   ===========   ==========

Vested and expected to vest - end of year    1,020,578    $    2.63          5.78   $        -
                                             =========    =========   ===========   ==========

Options exercisable - end of year              343,840    $    6.86          5.34   $        -
                                             ---------    ---------   -----------   ----------

                  The weighted average fair values of the options granted during 2007, 2006 and 2005, were $ 3.32, $ 3.22 and $ 3.42, respectively.

                  The following table summarizes information about options outstanding and exercisable at December 31, 2007:

                                OPTIONS OUTSTANDING                OPTIONS EXERCISABLE
                     ----------------------------------------    -------------------------
                        AMOUNT        WEIGHTED-
                     OUTSTANDING       AVERAGE      WEIGHTED         AMOUNT       WEIGHTED
                          AT          REMAINING      AVERAGE     OUTSTANDING AT    AVERAGE
   RANGE OF          DECEMBER 31,    CONTRACTUAL    EXERCISE      DECEMBER 31,    EXERCISE
 EXERCISE PRICES         2007            LIFE        PRICES           2007         PRICES
----------------     ------------    -----------                 --------------
                                       (YEARS)
                                     -----------
$      0.00-3.00          45,600         6.61       $    2.88                 -   $   0.00
$      3.00-7.50       1,257,478         5.85       $    4.28           321,308   $   5.22
$     7.50-18.75          11,458         4.12       $   11.83            10,410   $  11.27
$    18.75-46.88           7,043         4.45       $   31.28             7,043   $  31.28
$   46.88-117.20           4,559         3.07       $   58.96             4,521   $  58.96
$  117.20-224.25             558         1.71       $  157.56               558   $ 157.56
                     -----------                                 --------------   --------

                       1,326,696         5.85       $    4.67           343,840   $   1.78
                     ===========                                 ==============   ========

                                                    VOCALTEC COMMUNICATIONS LTD.
                                                            AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

NOTE 11:- NET LOSS PER SHARE

      The following table sets forth the computation of basic and diluted net loss per Ordinary share:

                                                                YEAR ENDED DECEMBER 31,
                                                          ----------------------------------
                                                            2007         2006         2005
                                                          ---------    ---------    --------
Numerator:
  Net loss                                                $ (14,179)   $  (7,012)   $ (6,630)
  Accretion of redeemable convertible Preferred shares            -            -        (348)
  Induced conversion of convertible Preferred shares              -            -     (17,406)
  Cumulative dividend on convertible preferred shares             -            -      (2,585)
  Dividend in respect to reduction in exercise price
     of certain warrants                                          -          (37)          -
                                                          ---------    ---------    --------

Net loss attributable to common shareholders after
   allocation of undistributed earnings to convertible
   Preferred shares                                       $ (14,179)   $  (7,049)   $(26,969)
                                                          =========    =========    ========

Denominator:
  Weighted average number of Ordinary shares
     outstanding during the year used to compute basic
     and diluted net loss per Ordinary share                  7,376        5,436         792
                                                          =========    =========    ========

Basic and diluted net loss per Ordinary share             $   (1.92)   $   (1.30)   $ (34.05)
                                                          =========    =========    ========

      The Company manages its business on a basis of one reportable segment. The Company follows the guidance in Statement of Financial Accounting Standards No. 131, "Disclosure about Segment of an Enterprise and Related Information".

                                                                 YEAR ENDED DECEMBER 31,
                                                     ------------------------------------------------
                                                          2007             2006             2005
                                                     --------------   --------------   --------------
Sales classified by geographic areas based on end-
   customer location:
   Russia                                            $        1,635   $          399   $            -
   Germany                                                    1,314              947              273
   Italy                                                        884            1,666              731
   Iceland                                                      155              272              701
   Europe - other                                               643            1,015            1,013
   Americas (principally United States)                         351              770              992
   Asia                                                         124              882              275
   Israel                                                       145              540              608
   Africa and Middle East                                       503              789                -
                                                     --------------   --------------   --------------

                                                     $        5,754   $        7,280   $        4,593
                                                     ==============   ==============   ==============

                                                    VOCALTEC COMMUNICATIONS LTD.
                                                            AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

NOTE 12:- GEOGRAPHIC, MAJOR CUSTOMERS AND PRODUCT LINE INFORMATION


                                                                 YEAR ENDED DECEMBER 31,
                                                     ------------------------------------------------
                                                          2007             2006             2005
                                                     --------------   --------------   --------------
                                                                            %
                                                     ------------------------------------------------
Sales to a single customer exceeding 10%:*)
   Customer A                                               *)              13               18
   Customer B                                               *)               *)              16
   Customer C                                              22               18                *)
   Customer D                                              12                *)               *)
   Customer E                                              10                *)               *)

*)    Less than 10%

      Total revenues from external customers on the basis of the Company's product lines are as follows:

                                                                 YEAR ENDED DECEMBER 31,
                                                     ------------------------------------------------
                                                          2007             2006             2005
                                                     --------------   --------------   --------------
The Essentra family                                           4,482            4,550               79
Tdgate                                                          769            1,542            1,837
Hunt                                                            192              360              612
Proxi                                                           100               73              375
Tas                                                             179              388              946
Core (software)                                                  32              367              744
                                                     --------------   --------------   --------------

                                                     $        5,754   $        7,280   $        4,593
                                                     ==============   ==============   ==============


NOTE 13:- RESEARCH AND DEVELOPMENT, NET

                                                                 YEAR ENDED DECEMBER 31,
                                                     ------------------------------------------------
                                                          2007             2006             2005
                                                     --------------   --------------   --------------
Research and development expenses                    $        5,340   $        5,439   $        5,669
Less- participations from:
   OCS                                                          773              799              557
   BIRD                                                           -               21              749
                                                     --------------   --------------   --------------

                                                     $        4,567   $        4,619   $        4,363
                                                     ==============   ==============   ==============

NOTE 14:- FINANCIAL INCOME, NET

                                                                 YEAR ENDED DECEMBER 31,
                                                     ------------------------------------------------
                                                          2007             2006             2005
                                                     --------------   --------------   --------------
Financial income:

   Interest on cash and cash equivalents, net of
      bank fees                                      $          321   $          112   $          173
   Foreign currency translation adjustments, net                (91)             (80)              11
                                                     --------------   --------------   --------------

                                                     $          230   $           32   $          184
                                                     ==============   ==============   ==============

                                                    VOCALTEC COMMUNICATIONS LTD.
                                                            AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

NOTE 15:- TAXES ON INCOME

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

            The period of tax benefits detailed above, except the full tax exemption period, is subject to a limit of 12 years from the commencement of production, or 14 years from the approval date, whichever is earlier. The entitlement to the above benefits is conditional upon VocalTec Ltd. and Tdsoft Ltd. fulfilling the conditions stipulated by the above law, regulations published there-under and the letters of approval for the specific investments in "Approved Enterprises". In the event of failure to comply with these conditions, the benefits may be cancelled and VocalTec Ltd. and Tdsoft Ltd. may be required to refund the amount of the benefits, in whole or in part, including interest. As of December 31, 2007, management believes that VocalTec Ltd. and Tdsoft Ltd. are meeting all of the aforementioned conditions.

                                                    VOCALTEC COMMUNICATIONS LTD.
                                                            AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

NOTE 15:- TAXES ON INCOME (CONT.)

            The tax-exempt income attributable to the "Approved Enterprise" can be distributed to shareholders without subjecting the distributing company to taxes only upon the complete liquidation of the company. If these retained tax-exempt profits are distributed in a manner other than in the complete liquidation of the company, they would be taxed at the corporate tax rate applicable to such profits as if the company had not elected the alternative track of benefits, currently 25% for an "Approved Enterprise". As of December 31, 2007, the accumulated deficit of each company does not include tax-exempt profits earned by their "Approved Enterprise".

            Income from sources other than the "Approved Enterprise" during the benefit period will be subject to tax at the regular corporate tax rate of 29%. The regular corporate tax rate is to be gradually reduced to 25% by 2010 (27% in 2008, 26% in 2009 and 25% in 2010).

      d. VocalTec Ltd. received final tax assessment for the tax years up to 2000. Tdsoft Ltd. received final tax assessment for the tax years up to 2001.

      e. VocalTec Ltd. and Tdsoft Ltd. have net operating loss carryforwards for tax purposes of approximately $ 140,000 and $ 47,000 as of December 31, 2007, respectively, which may be carried forward indefinitely. VocalTec Communications Inc. and Tdsoft Communications, Inc., which are subject to U.S. income taxes, have a loss for tax purposes of approximately $ 9,000 as of December 31, 2007. These losses can be carried forward until 2025. A valuation allowance was recorded for the entire deferred tax asset in respect of the carryforward losses, due to the uncertainty regarding future realization. Management currently believes that since the Company has a history of losses it is more likely than not that the deferred tax regarding the loss carryforward will not be realized in the foreseeable future.

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

NOTE 15:- TAXES ON INCOME (CONT.)

      f.    Taxes on income are comprised as follows:

                                                                 YEAR ENDED DECEMBER 31,
                                                     ------------------------------------------------
                                                          2007             2006             2005
                                                     --------------   --------------   --------------
Current taxes                                        $          (37)  $            -   $           19
                                                     ==============   ==============   ==============

      g.    Deferred taxes on income:

            Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes and the tax effect for carryforward losses. Significant components of the Company's deferred tax assets are as follows:

                                                               DECEMBER 31
                                                     -------------------------------
                                                          2007             2006
                                                     --------------   --------------
Deferred tax asset:

   Reserves and allowances                           $          329   $          468
   Net operating losses carryforward                         46,802           42,250
                                                     --------------   --------------

Net deferred tax asset before valuation allowance            47,131           42,718
Valuation allowance                                         (47,131)         (42,718)
                                                     --------------   --------------

Net deferred tax asset                               $            -   $            -
                                                     ==============   ==============

            Management currently believes that since the Company has a history of losses, it is more likely than not that the deferred tax asset will not be utilized.

      h.    Loss before income taxes is comprised as follows:

                                                                 YEAR ENDED DECEMBER 31,
                                                     ------------------------------------------------
                                                          2007             2006             2005
                                                     --------------   --------------   --------------
Israel                                               $      (13,531)  $       (6,396)  $       (6,429)
Foreign                                                        (611)            (616)            (220)
                                                     --------------   --------------   --------------

                                                     $      (14,142)  $       (7,012)  $       (6,649)
                                                     ==============   ==============   ==============

      i. The difference between the theoretical tax computed and the actual tax expense resulted mainly from valuation allowance recorded with respect to carryforward losses and other temporary differences, primarily related to severance and vacation reserves.

      j. In June 2006, the FASB issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FAS 109. This interpretation prescribes a minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 also provides guidance on derecognition of tax positions, classification on the balance sheet, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 requires significant judgment in determining what constitutes an individual tax position as well as assessing the outcome of each tax position. Changes in judgment as to recognition or measurement of tax positions can materially affect the estimate of the effective tax rate and consequently, affect the operating results of the Company.

                                                    VOCALTEC COMMUNICATIONS LTD.
                                                            AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

NOTE 15:- TAXES ON INCOME (CONT.)

            The Company adopted the provisions of FIN 48 as of January 1, 2007. The accumulated effects of applying FIN 48 have been recorded as an increase of $784 of the goodwill and an increase of $34 of the accumulated deficit and $818 of the income tax payable as of January 1, 2007, of which $93 related to interest and penalties.

            A reconciliation of the beginning and ending balances of the total amounts of gross tax benefits is as follows:

            Gross unrecognized tax benefits of January 1, 2007        $      420

            Increase in income tax position related to prior years           818
            Increase in income tax position related to current year           37
                                                                      ----------

            Gross unrecognized tax benefits at December 31, 2007      $    1,275
                                                                      ==========

NOTE 16:- SUBSEQUENT EVENT

      On May 28, 2008, the Company signed a Patent Purchase Agreement (PPA) to sell selected patents to Karo Millennium J.P., L.L.C. Pursuant to the PPA, The Company will sell 11 patents and certain patent-related rights, out of the Company's current portfolio of 22 patents, for the aggregate selling price of $12.5 million. On July 13, 2008, the OCS approved the consummation of the foregoing sale, subject to the payment to the OCS of approximately $2.08 million. The transaction-related expenses will also include brokerage fees in the amount of approximately $1.1 million. The Company expects to receive net proceeds of approximately $9.2 million from the foregoing sale. Upon consummation of the transaction, The Company will be granted a geographically unlimited, non-exclusive license to use the sold patents and other patent-related rights in connection with the development and marketing of its products.

ITEM 19. EXHIBITS

     1. Amended and Restated Articles of Association, previously filed with the SEC on June 20, 2007 as Exhibit 1 to the Company's Annual Report on Form 20-F for the year ended December 31, 2006 and incorporated herein by reference.

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

               (e) Form of Order to Purchase Securities dated November 27, 2006, pursuant to which the Company issued to institutional investors ordinary shares at a price per share of $4.3 and warrants to purchase Company shares at a price per share of $5.5, previously filed with the SEC on June 20, 2007 as Exhibit 4.1(e) to the Company's Annual Report on Form 20-F for the year ended December 31, 2006 and incorporated herein by reference.

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

               (j) Patent Purchase Agreement dated May 28, 2008 by and between the Company and Karo Millennium J.P., L.L.C.

     8.   List of Subsidiaries previously filed with the SEC on June 20, 2007 as
          Exhibit 8 to the Company's Annual Report on Form 20-F for the year ended December 31, 2006 and incorporated herein by reference.

     11. (a) Code of ethics for our principal executive officer, principal financial officer, executive vice presidents, principal controller, treasurer and persons performing similar functions, previously filed with the SEC on April 2, 2004 as Exhibit 11 to the Company's Annual Report on Form 20-F for the year ended December 31, 2003 and incorporated herein by reference.

               (b) Amended insider trading policy, previously filed with the SEC on June 20, 2007 as Exhibit 11 to the Company's Annual Report on Form 20-F for the year ended December 31, 2006 and incorporated herein by reference.

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

Date: July 15, 2008