Form 20-F/A
period 2007-12-31
VOCALTEC COMMUNICATIONS LTD
filed 2008-07-23
CIK 1005699

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               AMENDMENT NO. 1 TO

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

                               [_] Yes     [_] No

                          AMENDMENT NO. 1 TO FORM 20-F

This amendment No. 1 to the registrant's annual report on Form 20-F for the year ended December 31, 2007 is filed with the Securities and Exchange Commission (the "Commission") in order to correct certain technical errors in Exhibit 14 that was filed with the Commission on July 15, 2008 as part of the registrant's original Form 20-F. The consent of Kost Forer Gabbay & Kasierer, an affiliate of Ernst & Young Global, Independent Auditors, which was filed as Exhibit 14 to the original Form 20-F, is hereby replaced by the consent attached to this amendment. Except for such amendment, the original Form 20-F remains unchanged.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Amendment No. 1 to be signed on its behalf by the undersigned thereunto duly authorized.

                                                        By /s/ Joseph Albagli
                                                        ---------------------
                                                        Joseph Albagli
                                                        Chief Executive Officer

Dated:  July 23, 2008

                                  EXHIBIT LIST

Exhibit 14 to Form 20-F