Form 20-F
period 2008-12-31
VOCALTEC COMMUNICATIONS LTD
filed 2009-06-04
CIK 1005699

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
                              EXCHANGE ACT OF 1934

                   For the fiscal year ended December 31, 2008

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

         JOSHUA DI-NUR, PHONE: +972-9-9703824, FACSIMILE: +972-9-9558175
          ADDRESS: 60 MEDINAT HAYEHUDIM STREET, HERZLIYA 46140, ISRAEL
          (Name, Telephone, E-Mail and/or Facsimile number and Address of Company Contact Person)

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

                                      NONE

The number of outstanding shares of each of the issuer's classes of capital or common stock as of December 31, 2008

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
THESE RISKS ARE MORE FULLY DESCRIBED UNDER "ITEM 3.D - KEY INFORMATION - RISK
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

VocalTec, Essentra, Internet Phone, the logo Internet I Phone, are registered trademarks of VocalTec Communications Ltd. and its wholly-owned subsidiaries.
Other trademarks are the property of their respective holders.

In this annual report, unless otherwise specified or unless the context otherwise requires, all references to "$" or "dollars" are to U.S. dollars and all references to "NIS" are to New Israeli Shekels. Except as otherwise indicated, financial statements of, and information regarding, VocalTec are presented in U.S. dollars.

                                      INDEX

PART ONE

     ITEM 1.        IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS             5
     ITEM 2.        OFFER STATISTICS AND EXPECTED TIMETABLE                           5
     ITEM 3.        KEY INFORMATION                                                   5
     ITEM 4.        INFORMATION ON THE COMPANY                                       19
     ITEM 4A.       UNRESOLVED STAFF COMMENTS                                        24
     ITEM 5.        OPERATING AND FINANCIAL REVIEW AND PROSPECTS                     25
     ITEM 6.        DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES                       38
     ITEM 7.        MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS                42
     ITEM 8.        FINANCIAL INFORMATION                                            43
     ITEM 9.        THE OFFER AND LISTING                                            43
     ITEM 10.       ADDITIONAL INFORMATION                                           44
     ITEM 11.       QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK       61
     ITEM 12.       DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES           62

PART TWO

     ITEM 13.       DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES                  62
     ITEM 14.       MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY
                    HOLDERS AND USE OF PROCEEDS                                      62
     ITEM 15T.      CONTROLS AND PROCEDURES                                          62
     ITEM 16.       [RESERVED]                                                       64
     ITEM 16A.      AUDIT COMMITTEE FINANCIAL EXPERT                                 64
     ITEM 16B.      CODE OF ETHICS                                                   64
     ITEM 16C.      PRINCIPAL ACCOUNTANT FEES AND SERVICES                           64
     ITEM 16D.      EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES       65
     ITEM 16E.      PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED
                    PURCHASERS                                                       65
     ITEM 16F.      CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT                     65
     ITEM 16G.      CORPORATE GOVERNANCE                                             65

PART THREE

     ITEM 17.       FINANCIAL STATEMENTS                                            F-1
     ITEM 18.       FINANCIAL STATEMENTS                                            F-1
     ITEM 19.       EXHIBITS                                                         66

EXHIBITS INDEX                                                                       66

SIGNATURES                                                                           67

PART ONE.

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

3.A. SELECTED FINANCIAL DATA

In November 2005, VocalTec Communications Ltd., or the Company or VocalTec,
acquired all of the issued and outstanding ordinary shares of Tdsoft Ltd., a privately-held company organized in Israel ("Tdsoft"), and as consideration issued to the Tdsoft shareholders ordinary shares of VocalTec constituting, immediately following such issuance, 75% of the issued and outstanding share capital of VocalTec (the "business combination"). The business combination was accounted under U.S. generally accepted accounting principles ("GAAP") as a reverse acquisition and therefore we are presenting in this report the consolidated financial statements of Tdsoft for the year ended December 31, 2004 and for the eleven months ended November 30, 2005, and the consolidated financial statements of the combined company for the period of December 1 through 31, 2005 and the years ended December 31, 2006, 2007 and 2008.

Our historical consolidated financial statements are prepared in accordance with
U.S. GAAP and are presented in U.S. dollars. Historical information as of and for the three years ended December 31, 2008 is derived from our consolidated financial statements, which have been audited by Kost Forer Gabbay & Kasierer, a
Member of Ernst & Young Global.

The information presented below is qualified by the more detailed historical consolidated financial statements set forth elsewhere in this report, and should be read in conjunction with those consolidated financial statements, the notes thereto and the discussion under "Operating and Financial Review and Prospects"
included elsewhere in this report.

             STATEMENT OF OPERATIONS DATA - YEAR ENDED DECEMBER 31ST
              (IN THOUSANDS OF U.S. DOLLARS, EXCEPT PER SHARE DATA)

                                                         2004           2005           2006           2007           2008
                                                        -------        -------        -------        -------        -------

Sales
   Products                                               3,719          3,668          4,738          3,006          3,980
   Services                                                 433            925          2,542          2,748          2,134
                                                        -------        -------        -------        -------        -------
                                                          4,152          4,593          7,280          5,754          6,114
                                                        -------        -------        -------        -------        -------
Cost of sales
   Products                                               1,587          1,450          2,171          2,027          2,027
   Services                                                  22            315            563            523            580
                                                        -------        -------        -------        -------        -------
                                                          1,609          1,765          2,734          2,550          2,607
Inventory write off                                           -            639              -            459              -
Amortization of intangibles assets                          206            172            392            385            328
                                                        -------        -------        -------        -------        -------
                                                          1,815          2,576          3,126          3,394          2,935
                                                        -------        -------        -------        -------        -------

Gross profit                                              2,337          2,017          4,154          2,360          3,179
                                                        -------        -------        -------        -------        -------

Operating expenses:
Research and development, net                             5,474          4,363          4,619          4,567          4,154
Selling and marketing                                     1,909          2,763          4,147          4,736          3,554
General and administrative                                  805          1,748          2,474          1,992          2,704
Income from sale of patents, net                              -              -              -              -        (14,913)
Impairment of goodwill and intangible assets                                 -              -          5,437          3,993
                                                        -------        -------        -------        -------        -------

Total net operating expenses (income)                     8,188          8,874         11,240         16,732           (508)
                                                        -------        -------        -------        -------        -------

Operating income (loss)                                  (5,851)        (6,857)        (7,086)       (14,372)         3,687

Other income, net                                             -             24             42              -              -
Financial income, net                                       165            184             32            230             90
                                                        -------        -------        -------        -------        -------
Income (loss) before taxes on income                     (5,686)        (6,649)        (7,012)       (14,142)         3,777
Tax benefit (taxes on income )                                -             19              -            (37)           (69)
                                                        -------        -------        -------        -------        -------
Net Income (loss)                                        (5,686)        (6,630)        (7,012)       (14,179)         3,708
                                                        -------        -------        -------        -------        -------

Accretion of redeemable convertible Preferred
shares                                                   (3,256)          (348)             -              -              -
Induced conversion of convertible Preferred
shares                                                        -        (17,406)             -              -              -
                                                        -------        -------        -------        -------        -------
Cumulative dividend on convertible Preferred
shares                                                                  (2,585)
                                                        -------        -------        -------        -------        -------
Dividend in respect of reduction in exercise
price of certain warrants                                                    -            (37)             -              -
                                                        -------        -------        -------        -------        -------
Net income (loss) attributable to common
   shareholders                                          (8,942)       (26,969)        (7,049)       (14,179)         3,708
                                                        =======        =======        =======        =======        =======

Basic and diluted net income (loss) per Ordinary
   share                                                 (24.16)        (34.05)          (1.3)         (1.92)          0.50
                                                        -------        -------        -------        -------        -------

Weighted average number of Ordinary shares used
in computing net loss per share-basic and diluted           370            792          5,436          7,376          7,376

                   BALANCE SHEET DATA - YEAR ENDED DECEMBER 31
                (IN THOUSANDS OF U.S. DOLLARS, EXCEPT SHARE DATA)

                                                  2004              2005              2006              2007              2008
                                               ----------        ----------        ----------        ----------        ----------

Cash and cash equivalents and short term
deposits                                            9,260             5,138             8,954             4,496            14,990
Working capital                                     9,595               925             8,196               657            10,120
Total assets                                       13,538            22,442            24,587            14,328            18,160
Total liabilities                                   2,878             9,579             6,049             8,621             7,518
Redeemable convertible Preferred shares            54,557                 -                 -                 -                 -
Capital stock                                         116               132               213               213               213
Accumulated deficit                               (42,568)          (66,854)          (73,903)          (88,116)          (84,408)
Total shareholders' equity (deficiency)           (43,897)           12,863            18,538             5,707            10,642
Number of Ordinary shares outstanding             370,059         4,661,627         7,376,364         7,376,364         7,376,364

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

VOCALTEC INCURRED SIGNIFICANT HISTORICAL OPERATING LOSSES AND THERE IS NO
ASSURANCE THAT THE COMPANY WILL NOT CONTINUE TO INCUR OPERATING LOSSES IN THE
FUTURE.

Since its incorporation in 1989, VocalTec (prior to the business combination)
had limited sales and has incurred significant operating losses. The company had operating losses of $7.1 million and $14.4 million in 2006 and 2007, respectively and a profit of $ 3.7 million in 2008, and may continue to incur operating losses in the future due to, among other reasons, the fact that the
Company operates in new target markets and sells to new customers, has recently started selling not only its products on a stand-alone basis but also in conjunction with third party products as a broader solution, has not yet obtained substantial credibility and market share of its VoIP equipment in some of these markets and had not yet gained experience with such new third party products. To achieve profitability and increased sales levels, the Company must, among other things, establish and increase market demand and acceptance of its products, respond effectively to competitive pressures, offer high quality customer service and support, introduce advanced versions and enhancements of its products as well as new products that meet market needs on a timely basis, and constantly increase operational efficiency.

The Company may incur operating losses again in 2009 and thereafter, if revenues are insufficient to cover sales and marketing, research and development, administrative and other expenses. If revenue levels do not increase sufficiently, operating results will be adversely affected because any reduction in expenses may not sufficiently cover a reduction in revenues. There is no assurance that the Company will achieve or sustain significant sales or profitability in the future.

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

     o    Networks that are based on old Time Division Multiplexing, or TDM, equipment which has been used by telecommunications carriers for several decades, are still operating and generating revenues.

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

     o    Increased competition, from new service providers and companies such as Skype, which offer cheap, or even free, telephony, causing financial pressure on our customers.

     o    Macro economic conditions, including worldwide recessions, causing our potential customers to be more conservative with their capital expenditures.

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

GLOBAL RECESSION AND CONTINUED CREDIT CONSTRAINTS COULD ADVERSELY AFFECT US.

The downturn in the global economy that accelerated during the second half of
2008 and the first quarter of 2009, resulting in a weakness of the global credit markets, failures or material business deterioration of investment banks, commercial banks and other financial institutions and intermediaries worldwide and significant reductions in asset values across businesses, households and individuals, combined with other financial and economic indicators, have resulted in a global recession. We have already been feeling the effect of such recession, primarily in Russia, where certain transactions have been terminated or put on hold due to the inability of prospective customers to finance the purchase of our products and services. If these conditions continue or worsen, they may result in reduced demand or funding for projects incorporating our products and solutions, longer sales cycles for our projects or termination of contracted projects by our and prospective customers, which may adversely affect our results of operations. In addition, risks of widespread insolvency, mass unemployment and the deterioration of various sectors of the economies where we operate have increased due to the global economic downturn. Any further slowdown in the development of these economies or any reduction in the investment budgets of local companies which may lead to termination of contracts could have a material adverse effect on our business, financial condition, results of operations or prospects. Among other things, we might face:

     o    Potential declines in orders for our customer service and support solutions and in our revenues from such solutions due to reduced or postponed orders or other factors caused by economic challenges faced by our customers and prospective customers;

     o    Longer sales processes and a need for increased efforts to secure projects;

     o    Potential adverse impact on our customers' and prospective customers'
          ability to pay, when due, amounts payable to us; and

     o    Potential re-evaluation by our customers and prospective customers of approved or contracted projects in order to address budget reductions or other impacts and factors of the current economic conditions by such customers and prospective customers.

Any of the above could adversely affect our business, financial condition, operating results and cash flow. These economic conditions also impact our ability to forecast orders and revenues and our ability to provide guidance for our performance.

WE DO NOT HAVE LONG TERM CONTRACTS IN PLACE WITH CUSTOMERS.

In certain of the geographical locations in which we are active, we typically sell products pursuant to purchase orders that customers can generally cancel or defer on short notice without incurring a significant penalty. Any significant cancellations or deferrals could adversely affect our business, financial condition and results of operations. In addition, cancellations or deferrals could cause us to hold excess inventory, which could reduce our profit margins and restrict our ability to fund our operations.

THERE IS NO ASSURANCE THAT WE WILL BE SUCCESSFUL IN OBTAINING AND MAINTAINING A
SUFFICIENT MARKET SHARE FOR OUR PRODUCTS. IN ADDITION, WE HAVE BEEN ENCOUNTERING
VARIOUS CHALLENGES AFFECTING THE SALE OF OUR PRODUCTS.

Since the consummation of the business combination with Tdsoft in November 2005, the Company has been focusing its development efforts on the Essentra line of products. The Essentra product solutions were already deployed by several customers and are carrying live traffic; however, certain elements of the products are still subject to additional development and adaptations and have not yet been used extensively by customers, which prevents us from demonstrating a proven track record and wide deployment references, which are crucial for our growth and expansion to larger carriers. Furthermore, unlike the companies'
first generation of products, which were unique and the first of their kind to be introduced to the telecommunications market, the Essentra products compete with existing, comparable products of various companies, some of which have certain advantages over us, including larger financial resources, access to prospective customers and an established market for their products.

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

Deployment, sale and marketing of products in certain countries may subject us to environmental and other regulations including, in some instances, the requirement to provide to customers the ability to return products at the end of their useful life.

Further, our results could be adversely affected by factors such as lack of market acceptance of our products, delays in product development, and delays in customer purchases of products in anticipation of the introduction of new products and the rapidly changing landscape of emerging standards.

In addition, telecommunications carriers increasingly require that VoIP products be designed to meet local homologation and regulatory requirements, such as lawful interception and other requirements to demonstrate interoperability with existing networks of incumbent telecommunications carriers, each of which may have different specifications. Failure to obtain such homologation certifications or other industry standard certifications for our products may result in decreased revenues and support and repair costs, which may divert the attention of our engineering personnel and may cause significant customer relations problems.

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

To continue this method of sales, we will have to allocate resources to train vendors, systems integrators and business partners as to the use of our products, resulting in additional costs and additional time until sales by such vendors, systems integrators and business partners are made feasible. Our business depends to a certain extent upon the success of such channels and the broad market acceptance of their products. To the extent that our channels are unsuccessful in selling their products, and as a result, our products, our revenues and operating results will be adversely affected.

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

     o    the shift in orders expected between quarters because of the timing of our customers' procurement decisions; and

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

Any of these occurrences could also result in the loss of or delay in market acceptance of our products and loss of sales, which would harm our business and adversely affect our results of operations. There can be no assurance that, despite testing by us or by our customers, errors will not be found in our products after commencement of commercial deployment. We have from time to time experienced defects in our products and may experience defects in the future. We may in the future incur costs associated with support services. Moreover, as our solutions grow in complexity, this risk may intensify over time and may result in increased expenses.

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

IF OUR RELATIONSHIP WITH ANY OF OUR KEY CUSTOMERS IS TERMINATED, OUR REVENUES
WILL DECLINE AND OUR BUSINESS WILL BE ADVERSELY AFFECTED.

During 2008, Mobifon-2000, Deutsche Telekom and ITI accounted for 26%, 15% and
14%, respectively, of our revenues.

If our relationship with any of these customers is terminated, or if either of these key customers reduces purchases of our products or maintenance or replaces existing equipment in its networks with competing products, then our business, financial condition and results of operations would be materially adversely affected. In the past, we were adversely affected by the termination of relationships with key customers, as well as reductions in orders from key customers. The impact of the termination or reduction of our key customer relationships would be intensified if we were unable to establish and increase sales to other customers in order to offset this termination or reduction.

WE DEPEND TO A CERTAIN DEGREE ON THIRD PARTIES FOR THE SUPPLY AND QUALITY OF
HARDWARE AND SOFTWARE ELEMENTS REQUIRED FOR THE MARKETING OF OUR PRODUCTS, AND
ANY DELAY OR DISRUPTION IN THE SUPPLY OF THESE PRODUCTS WILL ADVERSELY AFFECT
OUR RESULTS. IN ADDITION, INACCURATE ESTIMATES OF OUR INVENTORY/PURCHASING
REQUIREMENTS COULD ADVERSELY AFFECT OUR RESULTS OF OPERATIONS. FURTHERMORE,
ERRORS OR DEFECTS IN OTHER VENDORS' PRODUCTS WITH WHICH OUR PRODUCTS ARE
INTEGRATED COULD ADVERSELY AFFECT THE MARKET ACCEPTANCE OF OUR OFFERINGS AND
EXPOSE US TO PRODUCT LIABILITY CLAIMS FROM OUR CUSTOMERS.

As many times our customers require from us a "complete solution", that comprises, in addition to our Essentra Software, various third party elements, we depend on such third-party partners for the successful marketing of our products (including IBM, Dialogic, AudioCodes and various other suppliers for
Operating System software, SIP and SS7 software, as well as additional software and other elements). If we overestimate our purchasing requirements, we could have excess inventory, which would increase our costs and result in write-downs harming our operating results. If we underestimate our requirements, we may not have an adequate supply, which could result in delays in shipments and revenues.
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

Also, our dependence on third party suppliers of hardware significantly limits our ability to compete successfully with some of our competitors, which supply themselves the hardware components that are used in their solutions and therefore have the flexibility of making more competitive offers to potential customers.

Finally, because our products are generally used together with other vendors'
software and hardware products, our products must integrate successfully with such products. As a result, when our customers encounter problems, it may be difficult to identify the product that caused the problem. System errors, whether caused by our products or those of another vendor, could adversely affect the market acceptance of our products, and any necessary revisions could cause us to incur significant expenses. Regardless of the source of these errors or defects, we will need to divert the attention of engineering personnel from our product development efforts to address errors or defects detected. These errors or defects could cause us to incur service or repair costs, liability claims or lags or delays. Moreover, the occurrence of errors or defects, whether caused by our products or the products of another vendor, may significantly harm our relations with customers, or result in the loss of customers, harm our reputation and impair market acceptance of our products.

Therefore, one of our strategies is to provide our customers with a full solution, by assembling and integrating with our products third parties'
technologies and products. Such strategy warrants the allocation of technological and human resources, which may disrupt our ongoing business, disproportionately occupy the time and attention of our management and employees, increase our expenses and adversely affect our results of operations.
Furthermore, we may not successfully integrate the various components or offer the full solution with such integrated technologies on a timely basis or at competitive prices, and there can be no assurance that we will not suffer from design and quality challenges in connection with the integration of the technologies and products. Furthermore, some of our competitors also offer such a "full solution", and we do not know if we will be able to compete successfully in this market.

THERE IS NO ASSURANCE THAT DEVELOPING NEW TECHNOLOGIES AND PRODUCTS WILL NOT
CAUSE DELAYS IN OUR DELIVERY CAPABILITIES.

We continually seek to develop new products and invest in new technologies. A number of risks are inherent to this process. We may not successfully anticipate market requirements or complete the development or introduction of these new technologies and products. The development of new technologies and products is increasingly complex and uncertain. This can result in delays in the introduction of new technologies and products, and requires close collaboration and continued technological advancement involving multiple hardware and software design teams and outside suppliers of key components. The failure of any one of these elements could cause new products to fail to meet specifications, market requirements or customer demands, or to miss delivery schedules. In addition, if we fail to develop products and offer services that satisfy customer requirements, our ability to create or increase demand for our products would be seriously harmed and we may lose current and prospective customers, thereby harming our business.

WE HAVE NO BACK-TO-BACK LIABILITY INSURANCE AGAINST DAMAGES RESULTING FROM THE
INTEGRATION OF THIRD PARTY COMPONENTS, WHICH MAY LEAVE US VULNERABLE TO FUTURE
CLAIMS WE WILL BE UNABLE TO SATISFY.

The testing, marketing and sale of a full solution, which includes third party products and elements integrated together by us, entails an inherent risk of product liability claims, and we cannot assure you that substantial product liability claims will not be asserted against us. We have no back-to-back product liability insurance from the third parties we purchase products and components from. In the event we are forced to expend significant funds on defending product liability actions, and in the event those funds come from operating income and are not sufficiently covered by such back-to-back liability undertakings from such third parties, it could materially adversely affect our ability to attract new customers and retain existing customers. In addition, claims of this kind could divert management time and attention and could result in significant cost to investigate and defend, regardless of the merits of any of these claims. The filing of any claims of this kind may also damage our reputation and decrease demand for our products.

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
Specifically, our ability to adequately protect our proprietary rights in
Ukraine (where a portion of our research and development operations is outsourced to subcontractors) is unclear due to the political instability in such country and the fact that the protection of intellectual properties in eastern European countries has traditionally been difficult to achieve. The sale of a major part of our patent portfolio during 2008 (See "4.A - History and
Development of the Company") has weakened our ability to protect our proprietary technology.

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

OUR MANAGEMENT HAS IDENTIFIED MATERIAL WEAKNESSES IN OUR INTERNAL CONTROL OVER
FINANCIAL REPORTING. UNTIL WE REMEDY SUCH MATERIAL WEAKNESSES, THERE IS A
REASONABLEPOSSIBILITY THAT OUR FINANCIAL STATEMENTS MAY BE MISSTATED.

As disclosed in Item 15T of this annual report, our management performed an assessment of our disclosure controls and procedures and our internal controls over financial reporting as of the end of the period covered by this annual report and determined that we had material weaknesses with respect to the financial statement close process.

Although we have taken remedial steps in connection therewith, until we are able to completely remedy such material weaknesses or if we are not successful in remedying such material weaknesses, there is a reasonable possibility that a material misstatement of the Company's annual financial statements will not be prevented or detected on a timely basis, which could require a restatement of the Company's annual financial statements and cause investors to lose confidence in our reported financial information. This could lead to a decrease in the price of our shares.

In addition, if we fail to finalize implementing the improvements of our system of internal controls, we may not be able to accurately report our future financial results and our management may not be able to conclude that we have effective disclosure controls and procedures and effective internal controls over financial reporting as required by the Sarbanes-Oxley Act.

WE MAY NOT BE ABLE TO ENFORCE AGAINST OUR EMPLOYEES AND SUBCONTRACTORS COVENANTS
NOT TO COMPETE AND THEREFORE MAY BE UNABLE TO PREVENT OUR COMPETITORS FROM
BENEFITING FROM THE EXPERTISE OF SOME OF OUR FORMER EMPLOYEES AND
SUBCONTRACTORS.

We currently have non-competition clauses in the employment agreements of nearly all of our employees, including all of our key employees. The provisions of such clauses prohibit our employees, if they cease working for us, from directly competing with us or working for our competitors. Israeli case law requires employers seeking to enforce non-compete undertakings against former employees to demonstrate that the competitive activities of the former employees will cause harm to one of a limited number of material interests of the employer recognized by the courts (for example, the confidentiality of certain commercial information or a company's trade secrets). In the event that any of our employees chooses to work for one of our competitors, we may be unable to prevent our competitors from benefiting from the expertise our former employees obtained from us, if we cannot demonstrate to the court that we would be harmed.

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
Litigation, which is generally costly and time-consuming, may be necessary to determine the scope and validity of others' proprietary rights or to enforce any patents issued to us, in judicial or administrative proceedings. In the event a claim relating to proprietary technology or information is asserted against us, we may seek licenses for such intellectual property. There can be no assurance, however, that licenses could be obtained on commercially reasonable terms, if at all, or that the terms of any offered licenses will be acceptable to us. The failure to obtain the necessary licenses or other rights could preclude the sale, manufacture or distribution of our products and, therefore, could have a material adverse effect on our business, financial condition or results of operations. The cost of responding to any such claim may be material, whether or not the assertion of such claim is valid.

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

WE MAY BE ADVERSELY AFFECTED IF THE EXCHANGE RATE FLUCTUATIONS DECREASE OUR
EARNINGS AND IF WE ARE NOT ABLE TO HEDGE OUR CURRENCY EXCHANGE RISKS
EFFECTIVELY.

A significant portion of our sales are made outside of Israel in United States
Dollars (USD) and we incur a significant portion of our expenses in New Israeli
Shekels (NIS). The cost of our operations in Israel, as expressed in USD, is influenced by the extent to which any increase in the rate of inflation is not offset by the devaluation of the NIS in relation to the USD. Inflation in Israel may have the effect of increasing the USD cost of our operations in Israel. If the USD declines in value in relation to the NIS, it will become more expensive for us to fund our operations in Israel. During 2005, the exchange rate of the
U.S. dollar to the NIS increased; this trend reversed in 2006, and continued to further decrease in 2007 and in the first half of 2008, reversing again towards the end of 2008.

In addition, as of now, most of our global sales have been in U.S. dollars and have not been adversely affected by foreign currency fluctuations. If global business conditions require us to sell our solutions in other local currencies, our sales may be adversely affected by devaluation of local currencies against the U.S. dollar. If, on the other hand, such local currencies' value increases against the U.S. dollar, our sales (in U.S. dollar terms) will be positively affected.

WE ARE SUBJECT TO STRONG COMPETITION. ACCEPTANCE OF OUR COMPETITORS' PRODUCTS
AND TECHNOLOGIES COULD RESULT IN REDUCED REVENUES OR GROSS MARGINS.

The competition in the VoIP equipment for the communications market is very strong. Our competitors include several VoIP equipment vendors. Many of our competitors are larger than we are, and can offer more comprehensive solutions either on their own or by partnering with others. In addition, many of our competitors have greater name recognition, larger installed customer bases, broader product offerings, and significantly greater financial, technical and marketing resources than we do. Finally, some of these competitors are not dependent, as we are, on third parties for the supply and quality of components required for the operation of their products. Such competition may result in a reduction in prices. Even if we reduce the prices of our products, there can be no assurance that we will be able to compete successfully and effectively for deals against our competitors' product offerings. Furthermore, if we reduce our prices below current levels due to competition, we may incur operating lossesagain.

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

WE ARE DEPENDENT UPON THE CONTINUED EMPLOYMENT OF KEY PERSONNEL.

Our future success depends to a significant extent upon the continued active participation of our directors, senior executive officers, management members and other key employees. The loss of the services of any such person may adversely affect the development and sales of our products and the management of our company and could have a material adverse effect on our business and results of operations. These persons are not bound by employment agreements for any specific term. Our success is also dependent upon our continuing ability to attract and retain highly qualified personnel and key engineers and sales and marketing personnel to perform research and development, commercialize products, and perform the sales and marketing functions required to bring these products to the market. There can be no assurance that we will continue to attract and retain such personnel. Even if we are successful in hiring additional qualified sales and engineering personnel, we will incur additional costs and our operating results, including our gross margin, may be adversely affected.

OUR INTERNATIONAL OPERATIONS EXPOSE US TO VARIOUS RISKS INHERENT IN CONDUCTING
BUSINESS IN INTERNATIONAL MARKETS.

The majority of our sales is in international markets. In addition, a small, but growing portion of our research and development operations is outsourced to subcontractors in Ukraine. There are certain risks inherent in conducting business in international markets, including unexpected changes in regulatory requirements, export restrictions, homologation certifications, tariffs and other trade barriers, difficulties in staffing and managing foreign operations, longer payment cycles, credit-worthiness of potential customers, the impact of recessions on economies worldwide, reduced protection for intellectual property, preference for locally produced products, and potentially adverse tax consequences resulting from changes in tax laws and political instability, all of which can adversely impact the success of our international operations. There can be no assurance that one or more of such factors will not have a material adverse effect on our international operations and, consequently, on our business, financial condition and results of operations.

A significant part of our sales is targeted towards developing countries in
Africa. Some of these countries are prone to suffer from political instability and general instability conditions, affecting our ability to do business in an efficient manner or collect amounts owed to us. Such instability may have a significant impact on our performance. In addition, a part of our sales is targeted in the Former Soviet Union. Such sales do not involve the issuance of a letter of credit, and consequently, if a contract is not completed, our margins from such contracts may be lower.

WE ARE SUBJECT TO ECONOMIC POLICY RISKS AND UNCERTAINTIES IN THE COUNTRIES IN
WHICH WE OPERATE OR PROPOSE TO OPERATE. ANY DETERIORATION OR DISRUPTION OF THE
ECONOMIC ENVIRONMENT AND BUSINESS CLIMATE IN THOSE COUNTRIES MAY HAVE A MATERIAL
ADVERSE EFFECT ON OUR BUSINESS, FINANCIAL CONDITION, RESULTS OF OPERATIONS OR
PROSPECTS.

In recent years, many of the countries in which we operate, or propose to operate, have implemented measures aimed at improving the business environment and providing a stable platform for economic development. For example, several
Eastern European countries, such as Ukraine and Kazakhstan, have implemented free-market economic reforms. Others, such as South Africa, have attempted to reinforce political stability and improve economic performance after recent periods of political instability. Our business strategy was developed partly on the assumption that this modernization, restructuring and upgrading of the business climate in the developing countries will continue, and will support the creation of an additional client base in such countries. This trend will not necessarily continue, particularly in light of the recent economic downturn.

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
Without consent to service of process, additional procedures may be necessary to serve individuals who are not U.S. residents. Therefore, it may be difficult to serve process on those directors and officers who are not U.S. residents, in order to commence any lawsuit against them before a U.S. court, including an action based on the civil liability provisions of U.S. federal securities laws.

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

An investor may also find it difficult to bring an original action in an Israeli court to enforce liabilities based upon the U.S. federal securities laws against us, or against our directors and officers. Israeli courts may refuse to hear a claim based on a violation of U.S. securities laws and rule that Israel is not the most appropriate forum in which to bring such a claim. In addition, even if an Israeli court agrees to hear such a claim, it may determine that Israeli law, and not U.S. law, is applicable to the claim. If U.S. law is found to be applicable, the content of applicable U.S. law must be proved as a fact, which can be a time-consuming and costly process.

WE ARE A FOREIGN PRIVATE ISSUER AND YOU WILL RECEIVE LESS INFORMATION ABOUT US
THAN YOU WOULD FROM A DOMESTIC U.S. CORPORATION.

As a "foreign private issuer", we are exempt from certain rules under the
Exchange Act that impose certain disclosure and procedural requirements in connection with proxy solicitations under Section 14 of the Exchange Act. In addition, our directors, executive officers and principal shareholders are exempt from the reporting and "short-swing" profit recovery provisions of
Section 16 of the Exchange Act and the rules thereunder with respect to their purchases and sales of our shares. In addition, we are not required to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange
Act. As a result, you may not be able to obtain some information relating to us as you would for a domestic U.S. corporation.

THERE IS A SIGNIFICANT POSSIBILITY THAT FOR THE TAX YEAR ENDED DECEMBER 31, 2008
WE WILL BE CHARACTERIZED AS A PASSIVE FOREIGN INVESTMENT COMPANY. THIS MAY HAVE
AN ADVERSE TAX IMPACT TO UNITED STATES HOLDERS

As more fully described in "Item 10.E - Additional Information - Taxation and
Government Programs", we could be characterized, for United States federal income tax purposes, as a passive foreign investment company ("PFIC"). Such characterization could result in adverse United States tax consequences to U.S.
Holders (as defined in "Item 10.E- Additional Information - Taxation and
Government Programs"). Our status as a PFIC could cause, among other things, any gain recognized on the sale or disposition of our ordinary shares to be treated as ordinary income for U.S. Holders and potential adverse tax treatment of certain distributions. The determination of whether our ordinary shares constitute shares of a PFIC is made annually and is based upon the composition of our income and assets, including the income and assets of certain entities in which we hold at least a 25% interest. If either 75% of our gross income or 50%
of our gross assets are considered to be "passive", this may result in us being a PFIC. The value of our gross assets will generally be determined by the average value of our ordinary shares plus our liabilities. If the standard valuation method of using the average trading value of our ordinary shares were to be used, this would result in us being a PFIC for the tax year ended December
31, 2008. Therefore, there is a significant possibility that we were a PFIC in
2008 and we may continue to be a PFIC in 2009 if the average trading value of our shares does not significantly change or the percentage of our passive assets is significantly reduced. In view of this significant possibility, U.S. Holders are urged to consult their tax advisors for guidance and should also consider making certain tax election with respect to our ordinary shares that may help to minimize adverse U.S. federal income tax consequences. For a further discussion of the consequences of our possible PFIC status, please refer to "Item 10.E -
Additional Information - Taxation and Government Programs".

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

POLITICAL, ECONOMIC AND MILITARY CONDITIONS IN DOMESTIC OR FOREIGN LOCATIONS,
INCLUDING ISRAEL, COULD NEGATIVELY IMPACT OUR BUSINESS.

Our corporate headquarters are located in the State of Israel. Although virtually all of our sales currently are made to customers outside Israel, we are nonetheless directly influenced by the political, economic, military and other conditions in and around Israel and in other countries in which our business is located or in which our products are sold. In addition, any major hostilities involving Israel or the interruption or curtailment of trade between
Israel and its present trading partners could have a material adverse effect on our business, financial conditions or results of operations.

Accordingly, political, economic and military conditions in Israel may directly affect our business. Since the establishment of the State of Israel in 1948, a number of armed conflicts have occurred between Israel and its Arab neighbors.
During the summer of 2006, Israel was engaged in an armed conflict with
Hezbollah, a Lebanese Islamist Shiite militia group and political party. This conflict involved missile strikes against civilian targets in northern Israel, and negatively affected business conditions in Israel. In the winter of 2008,
Israel was engaged in an armed conflict against the Hamas organization in the
Gaza strip, which was intended to eliminate or significantly reduce missile attacks on Israeli towns in close and mid proximity to the Gaza strip, which have been occurring continuously since 2001. Although Israel has entered into various agreements with Egypt, Jordan and the Palestinian Authority, there has been an increase in unrest and terrorist activity, which began in September 2000 and has continued with varying levels of severity into 2009. The election in
2006 of representatives of the Hamas movement to a majority of seats in the
Palestinian Legislative Council and the tension between the different
Palestinian fractions may create additional unrest and uncertainty. Furthermore, several countries, principally in the Middle East, still restrict doing business with Israel and Israeli companies, and additional countries may impose restrictions on doing business with Israel and Israeli companies if hostilities in Israel increase. Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners, or a significant downturn in the economic or financial condition of Israel, could adversely affect our operations and product development, cause our revenues to decrease and adversely affect the share price of publicly traded companies having operations in Israel, such as us.

MEMBERS OF OUR MANAGEMENT AND CERTAIN OF OUR EMPLOYEES MAY BE OBLIGATED TO
PERFORM MILITARY RESERVE DUTY.

Generally, all non-exempt male adult citizens and permanent residents of Israel under the age of 40 (or older, for citizens with certain occupations) are obligated to perform annual military reserve duty, usually up to a period of one month. Additionally, all such persons are subject to being called to active duty at any time under emergency circumstances. In the event of severe unrest or other conflict, individuals could be required to serve in the military for extended periods of time. In response to increases in terrorist activity, including armed conflicts, there have been periods of significant call-ups of military reservists in recent years. Although we have operated effectively under these circumstances since we began operations, no assessment can be made as to the full impact of these requirements on our workforce or business if conditions should change, and we cannot predict the effect on us of any expansion of these obligations.

WE MAY NOT BE DEEMED IN COMPLIANCE WITH NASDAQ LISTING REQUIREMENTS IN ORDER TO
MAINTAIN THE LISTING OF OUR SHARES ON THE NASDAQ CAPITAL MARKET

A company must continue to comply with several requirements in order to remain listed on Nasdaq. One of the requirements is that a company maintain a $1.00 minimum bid price (the "Minimum Bid Price Requirement").

Under the Nasdaq Marketplace Rules, a failure to meet the continued listing requirement for minimum bid price on the Nasdaq Capital Market shall be determined to exist only if the deficiency continues for a period of 30 consecutive business days. On March 20, 2009, Nasdaq suspended the Minimum Bid
Price Requirement until July 19, 2009.

On February 5, 2008, the Nasdaq Capital Market sent us a Staff Deficiency
Letter, indicating that we have failed to comply with the Minimum Bid Price
Requirement for continued listing set forth in Nasdaq's old Marketplace Rule
4320(e)(2)(E)(ii) (which has recently been changed to Nasdaq Marketplace Rule
5550(a)(2). The letter provided that we have until August 4, 2008 to regain compliance, i.e., that the bid price of our shares close at $1.00 per share or more for a minimum of 10 consecutive business days during the period ending on
August 4, 2008. We did not succeed in complying with such requirement by August
4, 2008.

According to a letter received from the Nasdaq Capital Market on August 7, 2008, we were not eligible for an additional 180-calendar day compliance period (since we did not meet the Nasdaq Capital Market initial listing criteria set forth in old Marketplace Rule 4310(c)) (which has recently been moved to various rules upon Nasdaq's revision of its Marketplace Rules). We requested a hearing on the determination to suspend trading in our shares before a Nasdaq Listing
Qualifications Panel. Such hearing was scheduled for October 2, 2008 and at such time we requested to postpone it until after the Extraordinary General Meeting of our shareholders was to be held (October 16, 2008) in which our shareholders were going to be asked to authorize a reverse split of our shares which would have resulted in our share price reaching the minimum bid price requirement for continued listing.

We anticipated that as a result, the scheduled hearing would be rendered unnecessary. Our request for such postponement was not granted, and further to the hearing which was held on October 2, 2008, we proceeded with the
Extraordinary General Meeting of our shareholders which was eventually held on
October 16, 2008. At the Extraordinary General Meeting, our shareholders authorized our management to affect a reverse stock split to such extent that will be determined by our management to be necessary to enable us to comply with the foregoing listing requirement of the Nasdaq Capital Market, however, before the final ratio of the reverse stock split was determined by our management based on the closing price of the Company's shares on the Nasdaq Capital Market on the day of the Extraordinary General Meeting, we were informed by Nasdaq that
Nasdaq has extended its suspension of the rules requiring a minimum $1.00 closing bid price and a minimum market value of publicly held shares.

As indicated above, enforcement of these rules is scheduled to resume on July
19, 2009. There is no assurance that we will timely, or at all, comply with the foregoing Nasdaq listing requirements. If we fail to be in compliance with such
Nasdaq listing requirements, our shares will be de-listed from the Nasdaq
Capital Market, resulting in the loss of liquidity to our shareholders and potentially an adverse effect to the price of our shares.

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

We are a provider of carrier-class voice-over-IP solutions for communication service providers. We provide trunking, peering and residential/enterprise VoIP application solutions that enable flexible deployment of next-generation networks (NGNs). We develop, market and support advanced telecom solutions that enable the deployment and smooth migration of telephony networks from legacy networks to next generation, packet-based networks and the implementation of
Greenfield next generation telecom networks. Designed for carriers, our standards-based solutions handle call control, media relay, signaling and security within state-of-the-art NGN networks. Our SIP-based solutions support a variety of other protocols, including Megaco/H.248, MGCP, H.323, SIGTRAN
M3UA/IUA and SS7 and incorporate key elements of the IMS/TISPAN (IP Multimedia
Subsystem) architecture.

Our Essentra product line was designed to replace legacy products and simplify the deployment of NGN networks and the migration of networks to new, SIP-based networks. During 2005 and 2006, there were initial deployments and field trials of the Essentra products, including Essentra CX, EX, BAX and OSS, to new and existing customers. Tdsoft's sales of products in 2005 included the TdGATE and
TdMAX access gateways as well as other legacy products that were a range of broadband and narrowband access gateways. Tdsoft products were discontinued in
2007 as described further below.

Following completion of the business combination with Tdsoft in November 2005, the combined company focused on completing the integration of the companies'
operations, including product development, marketing, sales, customer support, finance and administration. After careful analysis of the companies' core strengths, management decided to focus on providing VoIP solutions for carriers, by leveraging the VocalTec brand and the combined capabilities of both VocalTec and Tdsoft under the Essentra brand and product line. In addition, management identified carriers in several geographic areas, including Russia, the
Commonwealth of Independent States ("CIS"), Africa, Latin America and South East
Asia, as the Company's targeted growth markets. As part of the post business combination integration process, management allocated substantial resources to complete the integration, enhance our brand and market recognition, further develop our Essentra products, increase our market share in the target segments and improve our operational efficiencies. During this same period the company strove to develop an integrated gateway combining the functionality of several
Essentra elements into one integrated platform. This product was discontinued
before product launch as detailed further below.

During 2006, the Company completed two financing rounds, raising an aggregate net amount of $11.6 million.

Towards the end of 2007, we discontinued the development of a hardware-based media platform, which we had intended to complement our solution. The underlying reason was our decision to focus our development on software solutions and rely on off-the-shelf third-party media platforms, or computing platforms as needed.
This decision further decreased our dependency on suppliers of hardware components and served to improve our cost structure.

In May 2008, the Company signed a Patent Purchase Agreement (PPA) for the sale of selected patents to Karo Millennium J.P. L.L.C. Pursuant to the agreement, the Company sold 11 patents and certain patent-related rights, out of the company's portfolio of 22 patents. With the consummation of the transaction and the payment of all transaction-related expenses, including payment to the Office of the Chief Scientist (OCS), the Company retained net profit amounting to approximately $8.8 million. In December 2008, the Company signed an additional
PPA for the sale of certain patents to Masinolli Fund L.L.C. Pursuant to the agreement, the Company sold 4 patents and certain patent-related rights, out of the company's remaining portfolio of 11 patents. With the consummation of the transaction and the payment of all transaction-related expenses, the Company retained net profit amounting to approximately $6.1 million.The Company was granted a geographically unlimited, non-exclusive license to use the sold patents and other patent-related rights in connection with the development and marketing of its products.

In 2008, the Company's sales increased by approximately 6%, with gross margins, excluding amortization of intangible assets increasing to 57%, while also decreasing level of operating expenses along the year.

CAPITAL EXPENDITURES: The Company's capital expenditures for fiscal year 2008 were $0.3 million compared to $0.2 million in 2007. These expenditures were primarily for hardware and software.

CAPITAL EXPENDITURES CURRENTLY IN PROGRESS: During the first quarter of 2009 and through the date of this annual report on Form 20-F, the Company had capital expenditures in an aggregate amount of approximately $20,000, primarily for hardware and software. The capital expenditures currently in progress are being financed by the Company through the use of internal sources. Currently, the
Company has no capital divestitures in progress.

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

As the "first name in VoIP", we gained our experience in deploying carrier-based
VoIP solutions based on H.323 and SIP protocols; this for the past 13 years. For additional information, see "4.A - History and Development of the Company."

Following consummation of the business combination with Tdsoft in November 2005, we continue to develop and sell products and provide support and maintenance services to carriers and service providers that are deploying and/or migrating their network to NGNs, or building new VoIP networks. Our solutions provide carriers with call control, interfaces to legacy telephone systems, and interconnect solutions (peering) with other VoIP NGNs and residential/enterprise telephony services. Our solutions enable carriers and service providers to reduce both capital and operating expenses and provide a platform for them to increase their revenues through the delivery of IP-based residential and enterprise voice services, national and international long distance and peering services, Voice over Broadband, Voice over WiMAX and Hosted Enterprise (IP
Centrex) solutions, thereby helping them to retain and expand their customer base.

REQUIREMENTS FOR THE NEW VOICE INFRASTRUCTURE SOLUTIONS

For voice traffic to run over packet networks, voice infrastructure solutions must satisfy a number of requirements that differ among carriers, including:

o    Carrier class equipment that complies with telecommunications carriers'
     quality standards;

o    Assured voice quality at a similar level to traditional TDM based voice;

o    Scalable solutions that support incremental growth from entry level deployments to massive global networks;

o    Interoperability with PSTNs, supporting the full range of traditional telephone signaling variants;

o    Mediation and peering capabilities between the various networks, to allow for seamless delivery of voice/multimedia services;

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

     o    Connecting to Legacy Public Switched Telephony Networks (PSTNs);

     o    Connecting with a variety of Access equipment.

o    Strong telecom signaling and signaling conversion technology and know-how;

o    A modular flexible approach to building a variety of network solutions to fixed line operators and lately also to wireless carriers;

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

o    A large eco-system of fully interoperable solution partners complementing our own products and enabling the provision of a wide VoIP offering and applications;

o    More than twelve years of experience in developing and deploying VoIP products and networks.

THE ESSENTRA PRODUCT SUITE

Designed for easy integration in multi-vendor environments, VocalTec's best-of-breed solutions handle call control, media processing, signaling and security within state-of-the-art next generation networks. VocalTec's SIP-based solutions support a variety of protocols, including SIP, Megaco/H.248, MGCP,
H.323, SIGTRAN M3UA/IUA and SS7, incorporating key elements of the IMS/TISPAN
(IP Multimedia Subsystem) architecture.

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

ESSENTRA CX MEDIA GATEWAY CONTROLLER: Essentra CX enables providers of National and International Long Distance services as well as VoIP providers to build and/or migrate their infrastructure to packet-based VoIP networks, with seamless connectivity to PSTN/SS7 services. This is a scalable, carrier-grade SIP-based media gateway controller.

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

ESSENTRA OSS OPERATION SUPPORT SERVER: a centralized, web-based management system, enabling remote management, service configuration, monitoring and provisioning of Essentra Elements.

Using Essentra products, a variety of NGN network solutions may be offered, to
OEMs, resellers, existing carriers and emerging operators.

The following are some examples of such solutions:

VOICE OVER BROADBAND / CLASS 5 REPLACEMENT

Essentra(TM) BAX application server can be quickly and easily deployed and integrated in the service provider's network. End users connect to the service through SIP-based Integrated Access Devices (IAD), SIP Phones, soft-phones,
SIP-enabled PDAs as well as Megaco endpoints such as Multi Service Access Nodes providing legacy subscriber services. The VoIP telephone service includes traditional subscriber calling features (e.g., call waiting, call forward), new
IP-enabled features (e.g., conferencing, "do not disturb") as well as web-based self-provisioning tools. Essentra BAX functions as a comprehensive Class 5 softswitch for both residential and enterprise users.

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

Essentra CX can be deployed in various configurations suited for both centralized and distributed networks. Offered in conjunction with a wide range of Media Gateway density options, the solution allows service providers to optimize their deployment and their upfront CapEx investment.

The solution's flexibility and proven interoperability makes it ideal for service providers building a packet-based core network

Other Essentra elements, such as the Essentra EX, enable Peering and session control towards peer VoIP network, as well as the definition of dynamic routing plans for optimized revenue management, thereby effectively completing this solution.

VOICE OVER WIMAX

As the adoption of VoIP technology and services continues to grow, we now see a large number of service providers looking to deliver VoIP services over wireless infrastructures, WiMAX primary among them. WiMAX technology is quickly gaining ground with service providers looking to take advantage of evolving IP opportunities.

The ability to efficiently provide widespread broadband internet together with quality VoIP services is paramount to the successful implementation of these network solutions.

VocalTec, a pioneer in VoIP technologies, brings to market a robust and comprehensive Voice over WiMAX offering designed to assist this new generation of service providers meet their business objectives.

A clear advantage of the VocalTec solution is that it offers the service provider a complete end-to-end VoIP solution containing all elements required for the successful implementation of a Voice over WiMAX service. VocalTec's packaged solution enables WiMAX providers to deploy a voice solution in record time while benefiting from a cost-effective offering conducive to significant cost savings and quick ROI.

The solution includes all main components of the Essentra solution suite;
Essentra BAX being the Class 5 feature server and the Essentra CX and Essentra
EX, each enabling connectivity to other networks; the PSTN and other VoIP networks respectively.

Specifically designed with WiMAX deployments in mind, the solution is both compact and cost-effective, allowing service providers to launch a service while controlling their capital expenditures. The solution is easily scalable in accordance with the service provider's business objectives and capabilities

LEGACY PRODUCTS

In the past, VocalTec and Tdsoft developed and marketed products that used TDM,
ATM and H.323 technologies. These products were sold in the past to a number of carriers, who are still requiring support and maintenance services for these products.

The Company's primary legacy products include:

     o    ATM Gateways, including primarily the TdGATE(tm) 3X00. The TdGATE 3X00 is a Voice over Broadband Gateway that allows service providers to provide ISDN and telephony services over Broadband access
          infrastructure based on ATM AAL2 standards.

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

THIRD PARTY ELEMENTS INCLUDED IN OUR SOLUTIONS

In many cases, our customers expect us to provide a wide solution that is comprised of third party software and hardware elements. We are dependent on the following suppliers of hardware and software elements that are integrated into or complement our solutions: AudioCodes Ltd. for the supply of media gateways;
Dialogic for the supply of SS7 signaling software and boards, IBM for X series servers and BladeCenter technology, and various other suppliers for Operating
System Software, SIP software, SS7 Software and other software and hardware components. If our relationship with any of these suppliers is terminated, then we will need to invest time and resources to integrate our products with the hardware and software components of alternative suppliers. See "Item 3.D - Key
Information - Risk Factors - We depend to a certain degree on third parties for the supply and quality of hardware and software elements required for the marketing of our products, and any delay or disruption in the supply of these products will adversely affect our results. In addition, inaccurate estimates of our inventory/purchasing requirements could adversely affect our results of operations. Furthermore, errors or defects in other vendors' products with which our products are integrated could adversely affect the market acceptance of our offerings and expose us to product liability claims from our customers".

Notwithstanding the foregoing, our dependency on the foregoing suppliers is less than the dependency we had on suppliers of hardware components for our hardware-based products, since our Essentra products are based on Linux and general-purpose IBM servers.

In addition, our dependency on Dialogic for signaling software has been reduced due to the support of the standard protocol SIGTRAN that is used in both our
Essentra CX and on Dialogic components (SIGTRAN is a standards-based protocol, which is also available from other signaling gateway vendors). In developing our past H.323 products, we were required to support a proprietary protocol provided by Dialogic, which was significantly harder to replace.

In addition to the above third party VoIP products, we also offer a wider portfolio of third-party products through which we can offer a complete turn-key solution to our customers, beyond our current eco-system of VoIP solutions.

MARKETING, SALES AND DISTRIBUTION

We market and distribute our products both directly and via multiple distribution channels, and our main target customers include fixed-line national and international long distance carriers, competitive local exchange carriers
(CLEC), VoBB providers, incumbent local exchange carriers (ILEC), alternative
VoIP telephony carriers (such as Vonage) and Internet Telephony Service
Providers (ITSPs). Lately, we also added the Mobile operators to our target customers by offering a new set of Essentra based network solutions. We target both carriers with an existing infrastructure as well as those Greenfield carriers building new VoIP networks.

As of the business combination with Tdsoft, we have increased our sales and marketing efforts, in order to enhance and leverage the VocalTec brand, and in order to penetrate specific geographic areas in which we believe our products can be successfully sold. Such areas include primarily Russia, CIS, Africa,
Latin America and South East Asia. As part of these efforts, we reached agreements with a large number of local agents and distributors/Systems
Integrators that assist us in the marketing of our products. These efforts resulted in new customer acquisitions and serve as a platform for further sales into each such target market.

In addition, we are continuously making efforts to establish relationships with channel partners, including resellers and other vendors, in order to leverage their market presence and increase our market reach and sales. Audiocodes is an example of one such reseller partner with which we saw sales increasing during
2008.

The sales cycles for our solutions are typically long as is common to the telecommunications market and the nature of our products and solutions. Once purchased by our end user customers, our solutions require installation in the network. After installation, the system usually enters into a service period of twelve to eighteen months. We offer two primary maintenance and service agreements, which are renewed on an annual basis. The standard service is a 9X5 support service (i.e. during regular business hours), including fixing of errors and faulty hardware replacement. The premium service includes a 24X7 support service and versions updates.

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

COMPETITION

Our market is highly competitive and rapidly evolving, and is characterized by evolving standards, new alliances and consolidation. Since the Essentra solution combines trunking, peering, and application elements, our competitive landscape includes providers of softswitches ("trunking"), application servers
("application") and session border controllers ("peering"). Our principal competitors include Huawei, Veraz Networks, Cirpack (now part of Thomson
Technology), Cisco Systems and Sonus Networks Inc. as Softswitch vendors;
Broadsoft and NetCentrex (part of Comverse Technologies) as application server vendors; and AcmePacket and Genband as session border controller vendors.

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

EFFECTS OF GOVERNMENTAL REGULATIONS

See "Item 10.E - Additional Information - Taxation and Government Programs".

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

o    VocalTec Communications, Inc. (United States)

o    VocalTec Communications Deutschland GmbH (Germany)

o    VocalTec Communications Hong-Kong Limited (Hong-Kong)

o    VocalTec Communications Singapore PTE Ltd. (Singapore)

As of December 31, 2008, the only significant subsidiary is Tdsoft Ltd.

4.D. PROPERTY, PLANTS AND EQUIPMENT

Our headquarters are located in Herzliya Pituach, Israel, and occupy 21,500 square feet pursuant to a lease expiring during April 2010. We currently pay a total yearly rental amount of approximately $468,000. These facilities are used for management, administration, operations, marketing, sales, research and development, and testing. During the second half of 2008, we concentrated all of our operations, management and employees in one floor at the leased premises, and are currently seeking to sub-lease the remaining floor in the premises. We maintain car leases, and our total liability for early termination of the leases is approximately $57,000.

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
RESULTS MAY DIFFER SIGNIFICANTLY FROM THOSE PROJECTED IN THE FORWARD-LOOKING
STATEMENTS. FACTORS THAT MIGHT CAUSE FUTURE RESULTS TO DIFFER SIGNIFICANTLY FROM
THOSE PROJECTED IN THE FORWARD-LOOKING STATEMENTS INCLUDE, BUT ARE NOT LIMITED
TO, THOSE DISCUSSED BELOW AND ELSEWHERE IN THIS ANNUAL REPORT, PARTICULARLY
THOSE DESCRIBED ABOVE UNDER "ITEM 3.D - KEY INFORMATION - RISK FACTORS".

You should read the following discussion and analysis in conjunction with our audited consolidated financial statements for the year ended December 31, 2008 and notes thereto. This "Operating and Financial Review and Prospects" section contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements.

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

We believe that continued investment in research and development is essential to remain competitive in the marketplace and is directly related to the timely development of new and enhanced products. Specifically, in order to bring our future products to maturity and thereafter increase sales, we are allocating significant resources to research and development activities, including outsourcing certain research and development assignments. We expect to participate only in Chief Scientist royalty bearing programs but we cannot make any assurances that we will be awarded any future grants.

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

We plan to increase our market share in the growing VoIP market. In 2006, we started selling our products in new regions, including Russia, Africa and
Vietnam. In late 2006, we started selling our products also to resellers /
systems integrators, resulting in an increase in the number of transactions. In
2007, while continuing to sell our solutions to the markets discussed above, we also began selling our solutions to Latin America both directly and through
Resellers / systems integrators. In 2008, while continuing to sell our solutions in Europe and North America, we focused our marketing efforts in the Former
Soviet Union, Latin America and Africa.

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

REVENUES

In 2008, we had sales of $6.1 million, compared to $5.8 million in 2007. Through
2008, we generated our revenues from sales of our products (primarily the
Essentra family products) and related services. Sales of products accounted for
65% of our revenues in 2008 compared to 52% in 2007. The increase in percentage is related both to increase in product revenues and decrease in service revenues, mainly due to cancellation of a yearly support contract from one of our major customers.

In late 2006, we began marketing and selling our products also through resellers/systems integrators and partners. We sell our products to such resellers/systems integrators/partners for a consideration that is generally lower than the prices to end customers. As a result of the sale to resellers/system integrators, we gain access to a broader range of customers, resulting in a larger amount of transactions.

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

                                                YEAR ENDED DECEMBER 31,
                                           ----------------------------------
                                            2006          2007          2008
                                           ------        ------        ------
                                             %              %             %

Russia                                          6            28            51
Germany                                        13            23            16
Italy                                          23            15            11
Iceland                                         4             3             1
Europe - other                                 14            11             1
Americas (principally United States)           11             6             6
Asia                                           12             2             3
Israel                                          7             3             6
Africa and Middle East                         10             9             5
                                           ------        ------        ------
                                              100%          100%          100%
                                           ------        ------        ------

We attribute revenues to the geographic area where the customer, or its business unit that makes the purchase, is based.

CRITICAL ACCOUNTING POLICIES

Our discussion and analysis of our financial condition and the results of operations is based on our consolidated financial statements that have been prepared in accordance with US GAAP. The preparation of these consolidated financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses. On an ongoing basis, we evaluate our estimates, including those related to revenue recognition, inventories and accounting for stock-based compensation. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources.

We have identified below our critical accounting policies. These policies are both the most important to the portrayal of our financial condition and results of operations and require our management's most difficult, subjective and complex judgments and estimates. Actual results may differ from these estimates under different assumptions or conditions.

IMPAIRMENT OF LONG-LIVED ASSETS

The Company's long-lived assets are reviewed for impairment in accordance with
SFAS No.144, whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. The loss is allocated to the long-lived assets of the group on a pro rata basis using the relative carrying amounts of those assets, except that the loss allocated to an individual long-lived asset of the group shall not reduce the carrying amount of that asset below its fair value whenever that fair value is determinable. We determine fair value using widely accepted valuation techniques, including discounted cash flow. These types of analyses require us to make assumptions and estimates regarding industry economic factors and the profitability of future business strategies.

Intangible assets are comprised of acquired technology, customer contracts, customer relations, trade name and patents. All intangible assets are amortized using the straight-line method over their estimated useful life.

GOODWILL

Goodwill is measured as the excess of the cost of an acquired company over the sum of the amounts assigned to tangible and identifiable intangible assets acquired less liabilities assumed. Goodwill is not amortized, but rather reviewed for impairment at least annually in accordance with the provisions of
SFAS No. 142. The goodwill impairment test under SFAS No. 142 involves a two-step approach. Under the first step, the Company determines the fair value of each reporting unit to which goodwill has been assigned. The Company determined that it has only one reporting unit. The Company then compares the fair value of each reporting unit to its carrying value, including goodwill. The
Company estimates the fair value of each reporting unit by estimating the present value of the reporting unit's future cash flows. If the fair value exceeds the carrying value, no impairment loss is recognized. If the carrying value exceeds the fair value, the goodwill of the reporting unit is considered potentially impaired and the second step is completed in order to measure the impairment loss. Under the second step, goodwill is reduced to its implied fair value through an adjustment to the goodwill balance, resulting in an impairment charge. The Company has elected to perform its analysis of goodwill during the fourth quarter of each year. We determine fair value using widely accepted valuation techniques, including discounted cash flow. These types of analyses require us to make assumptions and estimates regarding industry economic factors and the profitability of future business strategies.

REVENUE RECOGNITION

The Company generates revenues from licensing the rights to use its software products, from the sale of its systems and from providing maintenance, engineering and support services. The Company's products are sold both to end users and to resellers, who are considered end-users for the purpose of revenue recognition.

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

Where software arrangements involve multiple elements, revenue should be allocated to each undelivered element based on vendor specific objective evidence ("VSOE") of the fair value of the undelivered element. The VSOE used by the Company until the end of 2006 to allocate the arrangement fees to support services and maintenance was based on the price charged when these elements were sold separately (upon renewal). Revenues for the delivered product until the end of 2006 were recorded based on the "residual method" presented by SOP 98-9,
"Modification of SOP 97-2, Software Revenue Recognition With Respect to Certain
Transactions", whereby the remainder of the arrangement fee, after allocating revenue to undelivered elements which are not considered essential to the software's functionality as described above is allocated to the delivered product. Under the residual method revenue is recognized for the delivered elements when (1) there is VSOE of fair value on all the undelivered elements and (2) all revenue recognition criteria of SOP 97-2 are satisfied. Under the residual method any discount in the arrangement is allocated to the delivered element. As a result , revenues allocated to the support services and maintenance were recognized ratably over the service period.

Effective January 1, 2007, due to a limited number of separate support services and maintenance contracts consummated during 2007 since the Company began providing its services through distributors and integrators, VSOE is no longer attainable to support allocation of services and maintenance revenues.
Accordingly, recognition of revenues from bundled software arrangements in 2008 and 2007 are recognized ratably over the period of the last delivered element in the arrangement, which is typically the customer support and maintenance service period, assuming all other revenue recognition criteria are met.

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

In 2006 deferred revenue includes unearned amounts received under the maintenance and support contracts and amounts received from customers but not recognized as revenues. From 2007, deferred revenue includes amounts received under bundled software arrangements and amounts received from customers, but not recognized as revenue.

Revenue from sale of systems is recognized upon delivery to the end-user or the reseller. Provisions for warranty are made at the time of the sale. Such revenues are recognized in accordance with Staff Accounting Bulletin No. 104,
"Revenue Recognition in Financial Statements" ("SAB No. 104").

INCOME TAXES

The Company and its subsidiaries account for income taxes in accordance with
SFAS No. 109, "Accounting for Income Taxes". This Statement prescribes the use of the liability method whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The
Company and its subsidiaries provide a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value. As of December
31, 2008, a full valuation allowance was provided by the Company.

Effective January 1, 2007, we adopted Financial Interpretation No. 48,
"Accounting for Uncertainty in Income Taxes-an interpretation of FASB Statement
No. 109"("FIN 48"). FIN 48 contains a two-step approach to recognizing and measuring uncertain tax positions accounted for in accordance with SFAS No. 109,
"Accounting for Income Taxes." The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement.

We must assess the likelihood that we will be able to recover our deferred tax assets. If recovery is not likely, we must increase our provision for taxes by recording a valuation allowance against the deferred tax assets that we estimate will not ultimately be recoverable. We believe that full valuation allowance should be provided against our deferred tax assets recorded on our consolidated balance sheets. Although we believe we have adequately reserved for our uncertain tax positions, no assurance can be given that the final tax outcome of these matters will not be different. We will adjust these reserves in light of changing facts and circumstances, such as the closing of a tax audit or the refinement of an estimate. To the extent that the final tax outcome of these matters is different than the amounts recorded, such differences will impact the provision for income taxes in the period in which such determination is made.

SHARE-BASED COMPENSATION

Effective January 1, 2006, we adopted SFAS No. 123(R), "Share-Based
Payment"("SFAS 123(R)"), for all share option grants subsequent to that date.
SFAS 123(R) requires us to determine the fair value of share options as of the date of the grant, which is then amortized as share-based compensation expense in the income statement over the vesting period of the option grant. We determined the fair value of all our option grants subsequent to January 1, 2006 based on the grant-date fair value estimated in accordance with SFAS 123(R), using the Black-Scholes valuation model, which requires us to make assumptions regarding items that are inherently uncertain such as the estimated term of the option, share price volatility, expected forfeiture rates and our expected dividend yield.

The computation of expected volatility is based on realized historical volatility of our stock prices. The computation of the forfeiture rate is based on the employees' prior vesting termination behavior. We used the "simplified"
method to establish the expected term of the awards as allowed under SAB 107.
This approach means that the expected term would be the mid-point between the vesting date and the end of the contractual term.The interest rate for periods within the contractual life of the award is based on the U.S. Treasury yield curve in effect at the time of grant.

While management believes that these assumptions are appropriate, the use of different assumptions could have a material impact on the fair value of the option grant and the related recognition of share-based compensation expense in the consolidated income statement.

The Company adopted SFAS 123(R) using the modified prospective transition method, which requires the application of the accounting standard as of January
1, 2006, the first day of the Company's fiscal year 2006. Under that transition method, compensation cost recognized in the year ended December 31, 2008, includes: (a) compensation cost for all share-based payments granted prior to, but not yet vested as of January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of Statement 123, and (b)
compensation cost for all share-based payments granted subsequent to January 1,
2006, based on the grant-date fair value estimated in accordance with the provisions of SFAS 123(R). As required by the modified prospective method results for prior periods have not been restated. The Company recognized compensation expenses for the value of these awards, which has graded vesting, based on the accelerated attribution method over the requisite service period of each of the award, net of estimated forfeiters. Estimated forfeitures were based on actual historical pre-vesting forfeitures.

5A. OPERATING RESULTS

YEAR ENDED DECEMBER 31, 2008 COMPARED TO YEAR ENDED DECEMBER 31, 2007

SALES

In 2008, we had sales of $6.1 million, compared to $5.8 million in 2007, an increase of $0.3 million, or 6%. Through 2008, we generated our revenues from sales of our products (primarily the Essentra family of products) and from the sale of maintenance, support and other services. Sales of products accounted for
65% of our revenues in 2008, whereas sales of services accounted for 35% of our revenues in 2008. Prior to January 1, 2007, revenues from the sale of products were recognized upon delivery, assuming all other revenue recognition criteria are met while the amounts allocated to the support services and maintenance were recognized ratably over the service period. Effective January 1, 2007 and during
2008, due to a limited number of separate support services and maintenance contracts consummated during such years, and since the Company began providing its services through distributors and integrators (resulting in inconsistencies of the portion of the contracts that is attributed to services), the Company is unable to establish VSOE with respect to the support services and maintenance provided by the Company subsequent to January 1, 2007. Accordingly, revenues from bundled software arrangements in 2007 and 2008 are recognized ratably over the last deliverable element in the arrangement, which is typically the support and maintenance service period, assuming all other revenue recognition criteria are met. The increase in our revenues from the sale of products resulted from the deferral of approximately $2.7 million of revenues from 2007 to 2008, due to the Company's inability for the first time to establish VSOE during 2007. For additional information on our revenue recognition policies, see Note 2(k) to the financial statements attached to this annual report. The decrease in revenues from the sale of services in 2008 compared to 2007 resulted mainly from cancellation of a yearly support contract from one of our major customers.

In 2008, we continued selling our products also to resellers/systems integrators and partners. We sell our products to such resellers/systems integrators/partners for a consideration that is lower than the prices to end customers. As a result of the sale to resellers/systems integrators, we gain access to a broader range of customers, resulting in a larger amount of transactions. We expect to continue selling our products through such channels.

In 2008, we continued selling our Essentra family of products as part of solutions consisting also of certain hardware that we purchase from third parties, resulting in an increase in sales (some of which were deferred from
2007, as described above).

To date, we have derived a substantial portion of our revenues from a relatively small number of customers (including resellers/systems integrators and partners). Each of the following customers accounted for more than 10% of our revenues for the periods indicated:

                               YEAR ENDED DECEMBER 31,
                          ---------------------------------
                           2006         2007          2008
                          ------       ------        ------

Lucent                        13%           *             *
Deutche telecom               18%          22%           15%
Mobifon 2000                   *           12%           26%
Integrated Networks            *           10%            *
ITI                            *            *            14%

* less than 10%

Total sales to the foregoing major customers accounted for 31%, 44% and 55% of our total revenues for the years ended December 31, 2006, 2007 and 2008, respectively.

In 2008, while continuing to sell our solutions in Europe and North America, the
Company focused its marketing efforts in the Former Soviet Union, Latin America and Africa.

COST OF SALES

Cost of sales in 2008 was $2.9 million, or 48% of sales (including an amortization of acquired intangibles in the amount of $0.3 million), compared with $3.4 million, or 59% of sales (including an amortization of acquired intangibles in the amount of $0.4 million and inventory write-off in the amount of $0.5 million), in 2007. The effect of the amortization of acquired intangibles as a percentage from sales was 5% in 2008 compared with 15% effect of the amortization of acquired intangibles and inventory write off in 2007.
Cost of products was $2.0 million in 2008 and 2007. Cost of services was $0.6 million in 2008 compared with $0.5 million in 2007.

The decrease in the cost of sales in 2008 compared to 2007 resulted from the inventory write-off in 2007, which also explains the decrease in the cost of sales as a percentage of sales in 2008 compared to 2007.

Cost of our sales consists primarily of the cost of hardware components, salaries and other related expenses of our employees who are engaged in the production and support of our products and royalties paid by us to licensors of software and to the Chief Scientist.

In 2008, gross margins were 52%, including amortization of acquired intangibles, which affected the gross margins by 5%. In 2007, gross margins were 41%, including amortization of acquired intangibles and an inventory write-off, which affected the gross margins by 15%.

OPERATING EXPENSES

RESEARCH AND DEVELOPMENT, NET

Research and development costs, net were $4.2 million in 2008, compared with
$4.6 million in 2007, representing 68% and 79% of sales in 2008 and 2007, respectively. Research and development costs, net consist principally of salaries and benefits for software and hardware engineers and sub-contractors, related facilities' costs and activities and expenses associated with computer, software and other equipment used in software and hardware development and testing. Research and development costs, net in 2008 and 2007 included stock-based compensation amounts of $357,000 and $353,000, respectively, due to recognition of expense for share based payments accounted for under FASB 123(R)
in 2006. None of our software or hardware development costs have been capitalized during any of the reported periods, as the amount of software and hardware development costs eligible for capitalization at this stage has historically been insignificant. The decrease in research and development costs in absolute numbers in 2008 compared to 2007 resulted mainly from a material decrease in the number of R&D employees in 2008 compared to 2007, offset by a decrease in Chief Scientist grants.

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

Our research and development efforts in 2008 have been financed primarily from internal resources. In previous years, we participated, and we may participate in the future, only in Chief Scientist of Israel royalty-bearing programs.
Pursuant to the terms of the Chief Scientist royalty-bearing program, we are required to pay royalties of between 3.5% and 4.5% of sales of products and related services developed in any project partially funded by the Chief
Scientist, up to an amount of 100% of the grant obtained. For grants received under programs approved subsequent to January 1, 1999, royalties are payable up to 100% of the grant obtained plus interest at the annual rate of Libor applicable to U.S. dollar deposits. There is no assurance that we will be awarded any such future grants.

Our research and development expenses in 2008 and 2007 were net of participation from the Chief Scientist. In 2008 and 2007, participation received or accrued from the Chief Scientist was $0.1 million and $0.8 million, respectively. In
2008, we paid or accrued royalties to the Chief Scientist in an aggregate amount of approximately $208,000 compared with $175,000 in 2007. As of December 31,
2008, our contingent liability to the Chief Scientist amounted to approximately
$22 million. During July 2008, the Company consummated the sale of 11 of its patents for an aggregate selling price of $12.5 million. On July 13, 2008, the
OCS approved the consummation of the foregoing sale, subject to the payment to the OCS of approximately $2.08 million, leading to net proceeds of $10.4 million
.. During December 2008, the Company consummated the sale of 4 of its patents for an aggregate selling price of $7.0 million. The OCS approved the consummation of the foregoing sale, with no royalty payment obligation (please see Item 10.C.
"Material Contracts Not In The Ordinary Course Of Business").

SELLING AND MARKETING

In 2008, selling and marketing expenses were $3.6 million, or 58% of sales, compared with $4.7 million or 82% of sales in 2007. Selling and marketing expenses include salaries and benefits, sales commissions, travel expenses and related costs for our sales and marketing personnel. Selling and marketing expenses in 2008 and 2007 included stock-based compensation amounting to
$263,000 and $224,000, respectively, due to recognition of expense for share based payments accounted for under FASB 123(R) in 2006. Selling and marketing expenses also include the costs of programs aimed at increasing revenue, such as advertising, trade shows and other market development programs. The decrease in selling and marketing expenses in absolute numbers in 2008 compared to 2007 resulted primarily from decrease in travel, marketing and subsidiaries-related expenses.

GENERAL AND ADMINISTRATIVE

In 2008, general and administrative expenses were $2.7 million, or 44% of sales, compared with $2.0 million, or 35% of sales, in 2007. General and administrative expenses consist principally of salaries and benefits, outside legal, accounting and consultant fees, travel expenses and related costs for management, directors' fees, directors and officers insurance, finance, logistics, human resources, communication, legal, information systems and administrative personnel. General and administrative expenses in 2008 and 2007 included stock-based compensation amounting to $532,000 and $552,000, respectively, due to recognition of expense for share based payments accounted for under FASB
123(R) in 2006. General and administrative expenses also include expenses associated with computing equipment and software used in the administration operations. The increase in general and administrative expenses in absolute numbers resulted primarily from the increase in professional services and salary expenses.

IMPAIRMENT OF GOODWILL AND INTANGIBLE ASSETS In 2008, we recorded approximately
$4.0 million in expenses relating to impairment of goodwill and intangible assets, compared to approximately $5.4 million in 2007. Under Statement of
Financial Accounting Standard No. 142 "Goodwill and other Intangible Assets"
("SFAS 142"), goodwill is tested for impairment at least annually (or more frequently if impairment indicators arise). Under Statement of Financial
Accounting Standard No. 144 "Accounting for the Impairment or Disposal of
Long-Lived Assets" ("SFAS 144"), amortizable long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Company decided to perform an impairment test mainly due to the fact that in addition to its losses, as of December 31, 2008 and 2007, the Company's market capitalization was lower than the Company's shareholders' equity as of such date.

INCOME FROM SALE OF PATENTS, NET

During 2008, we recorded an aggregate income of $14.9 million, resulting from the sale of 15 of our patents and certain patent-related rights (please see Item
10.C. "Material Contracts Not In The Ordinary Course Of Business"). Income from sales of patents is included in operating expenses due to the fact that the patents are a direct result of the Company's current operations.

FINANCE INCOME, NET

Finance income, net in 2008 consisted principally of interest income received in connection with our bank deposits, less bank charges and currency differences between the NIS and US dollar. In 2008, finance income, net was $90,000, or approximately 1.5% of sales, compared to $230,000, or 4% of sales, in 2007. The decrease from 2007 to 2008 is mainly due to decrease in interest income from bank deposits attributed to material decrease in interest rates during these years.

TAXES ON INCOME, TAX REFUNDS AND TAX BENEFITS

In 2008, VocalTec and Tdsoft had two and four, respectively, Approved Enterprise programs under the Law for the Encouragement of Capital Investments, 1959. Such
programs are eligible for certain tax benefits for the first several years in which they generate taxable income. Income derived from an Approved Enterprise is subject to a zero tax rate for two years and up to an additional eight years of a reduced corporate tax rate of 25% until the earlier of (i) seven to ten consecutive years, commencing in the year in which the specific Approved
Enterprise first generates taxable income (which income is not offset by deductions attributable to the other sources), (ii) twelve years from commencement of production or (iii) fourteen years from the date of approval of the Approved Enterprise status. Some of our production and development facilities have been granted Approved Enterprise status. To date, neither of our
Approved Enterprise programs has generated any taxable income.

As of December 31, 2008, we had net operating loss carryforwards in Israel of approximately $194 million ($141 million allocated to VocalTec and $53 million allocated to Tdsoft). This net-operating loss may be carried forward and offset against future taxable income under applicable tax laws. Management currently believes that since the Company has a history of losses, it is more likely than not that the operating losses will not be utilized. As a result, the Company provides full valuation allowance to completely reduce the deferred tax assets.
As of December 31, 2008, valuation allowance amounted to approximately $48 million comprised mostly from carry forward loss.

We also had an aggregate net-operating loss carryforwards in the U.S. of approximately $9 million, which may not be carried forward and offset against future taxable income due to change of control in the Company following the merger between Vocaltec and Tdsoft in November 2005 (for additional information, see item 10E - "taxation and government programs"). Tax benefits, which apply to us under Israeli law, do not apply to any income generated by any of our other subsidiaries.

NET INCOME (LOSS)

Net income in 2008, including net income of $14.9 million from the sales of our patents, was $3.7 million. Without the proceeds from the sales of our patents, we had a net loss of $11.2 million in 2008, compared with a net loss of $14.2 million in 2007.

Our financial statements are reported in dollars and the vast majority of our sales are made in U.S. dollars. Most of our expenses are in New Israeli Shekels
(NIS) and dollars. The cost of our operations in Israel, as expressed in dollars, is influenced by the extent to which any increase/decrease in the rate of inflation in Israel is not offset by the appreciation/depreciation of the NIS in relation to the dollar. In 2008, the rate of inflation in Israel was 3.8% and the rate of appreciation of the NIS in relation to the dollar was 1.1%.

YEAR ENDED DECEMBER 31, 2007 COMPARED TO YEAR ENDED DECEMBER 31, 2006

SALES

In 2007, we had sales of $5.8 million, compared to $7.3 million in 2006, a decrease of $1.5 million, or 21%. Through 2007, we generated our revenues from sales of our products (primarily the Essentra family of products) and from the sale of maintenance, support and other services. Sales of products accounted for
52% of our revenues in 2007, whereas sales of services accounted for 48% of our revenues in 2007. Prior to January 1, 2007, revenues from the sale of software were recognized upon delivery, assuming all other revenue recognition criteria were met while the amounts allocated to the support services and maintenance were recognized ratably over the service period. Effective January 1, 2007, due to a limited number of separate support services and maintenance contracts consummated during 2007 and since the Company began providing its services through distributors and integrators, VSOE was no longer attainable to the support services and maintenance subsequent to that date. Accordingly, revenues from bundled software arrangements in 2007 were recognized ratably over the period of the last delivered element in the arrangement, which was typically the customer support and maintenance service period, assuming all other revenue recognition criteria were met. The decrease in our revenues from the sale of products resulted from the manner in which the Company accounted for such sales, resulting in the deferral of approximately $2.7 million of revenues from 2007 to
2008. Revenues from the sale of services did not change significantly in 2007, compared to 2006.

In late 2006, we began selling our products also to resellers / systems integrators and partners. We sold our products to such resellers/systems integrators/partners for a consideration that was more competitive than the prices to end customers. As a result of the sale to resellers/systems integrators, we gained access to a broader range of customers, resulting in a larger amount of transactions. Due to the manner in which we recognized our revenues, such greater number of transactions did not result in an increase in our revenues in 2007, compared to 2006.

In late 2006 we started selling our Essentra family of products as part of solutions consisting also of certain hardware that we purchase from third parties, resulting in an increase in sales.

Up to and including 2007, we have derived a substantial portion of our revenues from a relatively small number of customers (including resellers / systems integrators and partners). Each of the following customers accounted for more than 10% of our revenues for the periods indicated:

                        YEAR ENDED DECEMBER 31,
                        ----------------------

                        2005     2006     2007
                        ----     ----     ----

Lucent                    18%      13%       *

OG Vodafone               16%       *        *

Deutche telecom            *       18%      22%

Mobifon 2000               *        *       12%

Integrated Networks        *        *       10%
                        ----     ----     ----

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

Cost of our sales consisted primarily of the cost of hardware components, salaries and other related expenses of our employees who were engaged in the production and support of our products and royalties paid by us to licensors of software and to the Chief Scientist.

In 2007, gross margins were 41%, including amortization of acquired intangibles and an inventory write-off, or 56%, excluding amortization of acquired intangibles and an inventory write-off. In 2006, gross margins were 57%, including amortization of acquired intangibles, or 62%, excluding amortization of acquired intangibles.

OPERATING EXPENSES

RESEARCH AND DEVELOPMENT, NET

Research and development costs, net were $4.6 million in 2006 and 2007, representing 63% and 79% of sales in 2006 and 2007, respectively. Research and development costs, net consisted principally of salaries and benefits for software and hardware engineers and sub-contractors, related facilities costs and activities and expenses associated with computer, software and other equipment used in software and hardware development and testing. Research and development costs, net in 2007 and 2006 included stock-based compensation amounts of $353,000 and $248,000, respectively, due to the implementation of
FASB 123(R) in 2006. None of our software or hardware development costs have been capitalized during any of the reported periods, as the amount of software and hardware development costs eligible for capitalization at such stage has historically been insignificant.

Our research and development efforts in 2007 have been financed from internal resources and through programs sponsored by the Chief Scientist. Pursuant to the terms of the Chief Scientist royalty-bearing program, we were required to pay royalties of between 3% and 4.5% of sales of products and related services developed in any project partially funded by the Chief Scientist, up to an amount of 100% of the grant obtained. For grants received under programs approved subsequent to January 1, 1999, royalties are payable up to 100% of the grant obtained plus interest at the annual rate of Libor applicable to U.S.
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

IMPAIRMENT OF GOODWILL AND INTANGIBLE ASSETS

In 2007, we recorded approximately $5.4 million of expenses relating to impairment of goodwill. Under Statement of Financial Accounting Standard No. 142
"Goodwill and other Intangible Assets" ("SFAS 142") goodwill is no longer amortized but instead is tested for impairment at least annually (or more frequently if impairment indicators arise).

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

TAXES ON INCOME, TAX REFUNDS AND TAX BENEFITS

In 2007, VocalTec and Tdsoft had two and four, respectively, Approved Enterprise programs under the Law for the Encouragement of Capital Investments, 1959. Such
programs are eligible for certain tax benefits for the first several years in which they generate taxable income. Income derived from an Approved Enterprise is subject to a zero tax rate for two years and up to an additional eight years of a reduced corporate tax rate of 25% until the earlier of (i) seven to ten consecutive years, commencing in the year in which the specific Approved
Enterprise first generates taxable income (which income is not offset by deductions attributable to the other sources), (ii) twelve years from commencement of production or (iii) fourteen years from the date of approval of the Approved Enterprise status. Some of our production and development facilities have been granted Approved Enterprise status. To date, neither of our
Approved Enterprise programs has generated any taxable income.

As of December 31, 2007, we had net operating loss carryforwards in Israel of approximately $187 million ($140 million allocated to VocalTec and $47 million allocated to Tdsoft). This net-operating loss may be carried forward and offset against future taxable income under applicable tax laws. We also had an aggregate net-operating loss carryforwards in the U.S. of approximately $9 million, which may not be carried forward and offset against future taxable income due to change of control in the Company regarding the merger between
Vocaltec and Tdsoft in November 2005. Tax benefits, which apply to us under
Israeli law, do not apply to any income generated by any of our other subsidiaries.

NET INCOME (LOSS)

Net loss in 2007 was $14.2 million, representing 246% of sales, compared with a net loss of $7.0 million, representing 96% of sales, in 2006.

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

5B. LIQUIDITY AND CAPITAL RESOURCES

During the past three years, we covered our cash flow requirements with cash proceeds from the issuance of shares and warrants to investors, sales of patents, operating revenues and grants from the Chief Scientist.

As of December 31, 2008, we had approximately $15.0 million in cash and cash equivalents and bank deposits, comprised of $5.1 million in cash and cash equivalents and $9.9 million in bank deposits. As of December 31, 2007, we had approximately $4.5 million in cash and cash equivalents.

As of December 31, 2008, we had working capital of approximately $10.1 million, compared with $0.7 million as of December 31, 2007. The net increase in working capital during 2008 resulted primarily from the increase in cash and cash equivalents and short term bank deposits during 2008, resulting primarily from the sales of the patents.

Net cash used in operating activities was $4.6 million, $3.9 million and $7.4 million for the years ended December 31, 2008, 2007 and 2006, respectively. Net cash provided by (used in) investing activities was $5.2 million, $2.5 million and $(2.5) million for the years ended December 31, 2008, 2007 and 2006, respectively.

The Company had no net cash generated by financing activities in 2008 and 2007.

We anticipate that operating expenses may exceed revenues, net of cost of sales in 2009 and possibly beyond if we do not sufficiently increase sales and reduce our costs. We believe that our current cash and cash equivalents balances, together with future estimated cash flows from operations and grants from the
Chief Scientist, if received, are sufficient to meet our anticipated cash needs for working capital and capital expenditures for at least the next 12 months.

Capital expenditures in 2008 were approximately $269,000, compared with $178,000 in 2007 and $335,000 in 2006.

We maintained annual car leases in the amount of approximately $464,000 in 2008, and our total liability for early termination of the leases is in the amount of up to approximately $57,000.

INVENTORY AND RECEIVABLES

Inventories as of December 31, 2008 were $38,000, compared to $261,000 as of
December 31, 2007.

Trade receivables are from sales of our products, primarily to telecommunications systems integrators, resellers and service providers. Trade receivables are presented at gross value less reserve for doubtful accounts of
$0 and $160,000 as of December 31, 2008 and 2007, respectively. Trade receivables, net, as of December 31, 2008 were $0.2 million, compared to trade receivable, net of $0.6 million as of December 31, 2007. The decrease in trade receivable, net, resulted mainly from the manner in which the Company accounted for such trade receivable, and from improved collection as well. For additional information on our revenue recognition policies, see Note 2(k) to the financial statements attached to this annual report.

Prepaid expenses and other receivables were $0.5 million as of December 31,
2008, compared with $1.5 million as of December 31, 2007. The decrease in 2008 was mainly due to a decrease in finished goods included in other receivables, which finished goods were delivered to customers' sites but not recognized as cost of sales, due to the fact that revenue recognition criteria for the related sales were not met.

IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS

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

SFAS 141(R) amends SFAS No. 109, Accounting for Income Taxes ("SFAS No. 109"),
to require the acquirer to recognize changes in the amount of its deferred tax benefits that are recognizable because of the consummation of a business combination either in income from continuing operations in the period of the combination or directly in contributed capital, depending on the circumstances.

It also amends SFAS 142, Goodwill and Other Intangible Assets ("SFAS No. 142"),
to, among other things, provide guidance on the impairment testing of acquired research and development intangible assets and assets that the acquirer intends not to use. SFAS 141(R) applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The Company does not expect that the adoption of SFAS 141R will have any impact on its consolidated financial statements.

In December 2007, the FASB issued SFAS 160 ("SFAS No. 160"), Noncontrolling
Interests in Consolidated Financial Statements. SFAS 160 amends Accounting
Research Bulletin 51, Consolidated Financial Statements, to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. It also clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. SFAS
160 also changes the way the consolidated income statement is presented by requiring consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the noncontrolling interest. It also requires disclosure, on the face of the consolidated statement of income, of the amounts of consolidated net income attributable to the parent and to the noncontrolling interest. SFAS 160 requires that a parent recognize a gain or loss in net income when a subsidiary is deconsolidated and requires expanded disclosures in the consolidated financial statements that clearly identify and distinguish between the interests of the parent owners and the interests of the noncontrolling owners of a subsidiary. SFAS 160 is effective for fiscal periods, and interim periods within those fiscal years, beginning on or after December
15, 2008. The Company does not expect the adoption of SFAS No. 160 will have significant impact on its consolidated financial statement.

In February 2008, the FASB issued FASB Staff Position No. FAS 157-1,
"Application of FASB Statement No. 157 to FASB Statement No. 13 and Other
Accounting Pronouncements That Address Fair Value Measurements for Purposes of
Lease Classification or Measurement under Statement 13" and FASB Staff Position
No. FAS 157-2, "Effective Date of FASB Statement No. 157". Collectively, the
Staff Positions defer the effective date of Statement 157 to fiscal years beginning after November 15, 2008 for nonfinancial assets and nonfinancial liabilities except for items that are recognized or disclosed at fair value on a recurring basis at least annually, and amend the scope of Statement 157. As described in Note 4, the Company adopted Statement 157 and the related FASB staff positions except for those items specifically deferred under FSP No. FAS
157-2.

In March 2008, the FASB issued Statement 161 "Disclosures about Derivative
Instruments and Hedging Activities" ("SFAS 161") an amendment to FASB No. 133.
This statement changes the disclosure requirements for derivative instruments and hedging activities. Entities are required to provide enhanced disclosures about (a) how and why and entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under

Statement 133 and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity's financial position, financial performance, and cash flows. This statement is effective for financial statements issued for fiscal years and interim periods beginning after November
15, 2008. Early application is encouraged. The Company does not expect the adoption of SFAS 161 to have a material impact on its financial position, results of operations or cash flows.

In June 2008, the FASB issued EITF No. 07-5 "Determining whether an Instrument
(or Embedded Feature) is indexed to an Entity's Own Stock" ("EITF 07-5"). EITF
07-5 is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. Early application is not permitted. Paragraph 11(a) of SFAS No. 133 specifies that a contract that would otherwise meet the definition of a derivative but is both
(a) indexed to the Company's own stock and (b) classified in stockholders'
equity in the statement of financial position would not be considered a derivative financial instrument. EITF 07-5 provides a new two-step model to be applied in determining whether a financial instrument or an embedded feature is indexed to an issuer's own stock and thus able to qualify for the SFAS 133 paragraph 11(a) scope exception. The Company believes adopting this statement will have no impact on the consolidated financial statements.

5C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES

INTELLECTUAL PROPERTY

We believe that the improvement of existing products, our technologies and the development of new products are important in establishing and maintaining a competitive advantage. We believe that the value of our products is dependent, to a certain extent, upon the maintenance of patent, the license rights to use certain patents, trade secret or copyright protection of our proprietary software and technologies. We rely on a combination of trade secrets, copyright, trademark and patent law, together with non-disclosure and invention assignment agreements, to establish and protect the technology used in our products.

We have filed numerous patent applications in the United States and other countries with respect to certain technologies employed in our products. Some of those applications have already registered and we have the rights to use these registered patents, either under a non-exclusive license, or by owning these patents. In addition, we have filed trademark applications in the United States and other countries with respect to trademarks associated with us, and our products. Some of those applications have already been registered and we own those registered trademarks.

During 2008, the Company entered into a patent purchase agreement, pursuant to which the Company agreed to sell 15 patents and certain patent-related rights, out of the Company's portfolio of 22 patents, the Company was granted with a geographically unlimited, non-exclusive license to use the sold patents and other patent-related rights in connection with the development and marketing of its products. Generally, we enter into non-disclosure and invention assignment agreements with our employees, and into non-disclosure agreements with our consultants, subcontractors and distributors and channel partners. However, there can be no assurance that such measures will protect our proprietary technology, that competitors will not develop products with features based upon, or otherwise similar to, our products or that we will be able to enjoin competitors from selling similar products.

Although we do not believe that our products infringe on any valid claim of a patent owned by any third party, third parties have asserted infringement and other claims against us from time to time. These claims have been directed at certain basic and fundamental components of our products. Those of which were not abandoned were resolved by successfully implementing a licensing agreement.
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

VocalTec, Essentra, Internet Phone, TdSOFT, TdGATE and TdVIEW are trademarks or registered trademarks of VocalTec and its fully-owned subsidiaries. All other trademarks or registered trademarks used in this Annual Report are the property of their respective owners.

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

See "Item 5A - Operating and Financial Review and Prospects - Operating Results
- Research and development costs, net".

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

The access network is located between the core network and the customer premise and is integral to the aggregation and distribution of network services and to the creation of new services. Service providers have begun looking at ways to efficiently enable the deployment of new services with ever-increasing bandwidth requirements, such as video or bundled services. To complement the investments made in the core network and to combine voice, video and data over a common network, service providers are increasingly seeking to upgrade access infrastructures based on IP technologies. Increasingly, the use of IP as a transport technology to combine voice, video and data over a common network is emerging as the principal network architecture for service providers. The demand for broadband connectivity to the Internet led incumbent local exchange carriers to offer broadband over copper to the residential market. This was offered using
ADSL technology. The fast deployment of ADSL opened up an opportunity for alternative carriers to offer voice over this broadband connection, bypassing the need for any permission from the provider of the ADSL service. In addition, new wireless technologies today provide an alternative low cost method of offering broadband access services. The initial adoption of wireless broadband technologies, such as WiMAX is a good example of this. WiMAX technology is said to facilitate the deployment of a broadband access infrastructure by omitting the need to drive cables underground; this is conducive to both a quicker and more cost-effective deployment. Alternative and Greenfield carriers are looking to WiMAX technology for the delivery of both a data and video/voice service.

The availability of broadband services is a very significant factor in the ability to offer Essentra BAX as a service delivery platform for providing Class
5 Voice over Broadband (VoBB) services. Various market research firms estimate that in 2010 approximately 15% of all wire-line telephone lines will implement
Voice over Broadband (VoBB) technology.

CONVERGENCE OF VOICE AND DATA: The maturing of VoIP technology and the advantages of an IP network is leading to the convergence of data and voice networks and the offering of a mix of data and voice services over a single packet-based IP network. This trend is expected to change telephony network deployment and operation by removing all territorial/localized networks and the localization aspect of the telephone number and possibly even replacing traditional telephone numbers with an alternative personal ID. Converged networks will reduce the cost of deployment of telephony switching equipment.
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
In a few years, we expect to start experiencing IMS offering Fixed-Mobile
Convergence (FMC), where the same handset will be used in both fixed and mobile networks and offer identical services to the consumer. This will be the final step in convergence of all multimedia fixed and mobile networks, offering a single service platform to all terminals, whether a computer, a PDA, a wireline phone or a mobile phone. Essentra architecture has followed the guidelines of
IMS/TISPAN, and more adjustments will be needed as implementation of IMS continues.

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

Traditional fixed-line service providers are not the only ones migrating to IP;
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
The ability for VoIP networks to interconnect directly one to the other is of paramount importance in the further adoption of VoIP technology. VoIP interconnect traffic is expected to grow significantly in coming years.

HOSTED SERVICES FOR ENTERPRISES: Carriers have usually not succeeded to offer more than basic services to enterprises. The basic services included E1/T1 trunking with PRI, or Primary Rate Interface (an ISDN link between customer premises, usually a PBX, and the Class 5 switch) and DID, or Direct Inward
Dialing (which allows one to call a person's office telephone extension from an outside telephone service). Centrex services have been offered by carriers, mainly in the US, since the early 1980's, but never became a significant business. Softswitch technology combined with application servers offering a rich PBX-type set of features and the trends of outsourcing such services, lead to the re-evaluation of the potential of the new IP-based Centrex services. The availability of web based self-care services encourages carriers to offer
IP-Centrex as a competing service to IP-PBX solutions. IP technology adds the ability to combine IP-Centrex with VPN to effectively interconnect multiple corporate offices from one central location. Considering this, Essentra offers rich Centrex features combined with VPN capability and corporate level provisioning tools. The expected size of the IP-Centrex market is currently unclear, but the feature set is becoming a must in most softswitch deployments.

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

     (i) VoIP networks have emerged in many business segments, in both the carrier and the enterprise markets. Due to reasons such as security, protocol variance and other reasons, these networks are still not linked to each other using native IP. This has created an opportunity, which the Company is planning to leverage using the Essentra EX Peering Manager and derivatives of that product, to provide products that meet the need of VoIP interconnect. This transition is due in part to the fact that being connected using IP is more cost-effective than being connected through the PSTN; Essentra EX facilitates routing between disparate networks and enables optimizing use of network resources and costs;

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

     (iii) Convergence between fixed and mobile networks, both on the infrastructure and the service and business aspects, with respect to which the
Company offers a solution providing some of the elements in an FMC-type (fixed mobile conveyance) implementation. This trend is characterized by the unification of infrastructures (including unification at the infrastructure and service layers). The Company recently began looking at how it can address the needs specific to mobile operators.

     (iv) One of the major trends apparent in the IT industry today is the move towards services in the cloud and to new service models, such as SaaS (Software
As A Service). Cloud computing is a style of computing in which dynamically scalable and often virtualized resources are provided as a service over the
Internet. With the ever growing bandwidth available in the market, hosting applications in the network becomes virtually like placing them next door, within the company premises. The financial crisis gives another reason for
CAPEX/OPEX reduction and cloud computing supports that, by allowing for more efficient use of elastic computing resources. The Company is actively looking at these trends, both as a technology driver to gain scaling out and modular growth of its solutions and for the possible adaptation of new business models.

5E. OFF-BALANCE SHEET ARRANGEMENTS There are no off-balance sheet arrangements that have or are reasonably likely to have a current or future material effect on the company's financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

5F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

CONTRACTUAL OBLIGATIONS                                             PAYMENT DUE BY PERIOD (IN THOUSANDS OF DOLLARS)
--------------------------------------------------------        ------------------------------------------------------
                                                                           LESS THAN                          MORE THAN 5
                                                                TOTAL       1 YEAR     1-3 YEARS   3-5 YEARS     YEARS
                                                                -----        -----       -----       -----       -----

CONTRACTUAL OBLIGATIONS
Uncertain tax positions (1)                                     1,329                        -           -           -
Operating Lease Obligations                                       585          468         117           -           -
Other Long Term Liabilities Reflected on the Registrant's
Balance Sheet under U.S. GAAP (2)                               1,626          756           -           -         870

(1)  Uncertain income tax position under FASB Interpretation No.48, "Accounting for Uncertainty in Income Taxes," ("FIN 48") are due upon settlement and we are unable to reasonably estimate the ultimate amount or timing of settlement. See Note 16(i) in our Consolidated Financial Statements for
     further information regarding the Company's liability under FIN 48.

(2)  As of December 31, 2008 we had 1,107 in severance pay funds to cover such liabilities.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A. DIRECTORS AND SENIOR MANAGEMENT

The following sets forth certain information regarding our directors and executive officers:

NAME                       POSITION
-------                    -------------------------------------

Ido Gur                    President and Chief Executive Officer
Ilan Rosen (1)             Chairman of the Board of Directors
Robert Wadsworth           Director
Tsipi Kagan (1)(2)         External Director
Yoseph Dauber (1)(2)       External Director
Eran Dariel (2)            Director
Joshua Di-nur              Chief Financial Officer

---------------------

(1) Member of the Compensation Committee

(2) Member of the Audit Committee

Set forth below is a biographical summary of the business experience of each of the directors and executive officers named above:

IDO GUR was appointed as the Company's President and Chief Executive Officer on
September 1, 2008. Mr. Gur has plenty of experience in the management of global technology companies. Prior to joining ECI, Mr. Gur spent 3 years at ECI Telecom as Executive Vice President Global Sales & Marketing. Prior to that, Mr. Gur was
EVP Sales & Marketing at Corrigent Networks. Before joining Corrigent Networks,
Mr. Gur spent 7 years in ECI Telecom in various positions in Marketing & Sales.
In the early stages of his career, Mr. Gur worked 5 years as R&D Team Leader in an Israeli startup company named Holo-Or. Mr. Gur has a Masters degree in physics from Tel Aviv University, Israel.

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
Mr. Dauber also serves on the board of directors of Delek Group. Mr. Dauber is currently the Chairman of Kcps Manof Fund. Until January 2009, Mr. Dauber served as a director of Clal Insurance Holdings and until November 2008 he served as a director of Bank Hapoalim. Mr. Dauber has also served on the board of directors of Lodzia Rotex Ltd. and Afcon Industries Ltd. Mr. Dauber has served in various senior positions at Bank Hapoalim since 1973. Until June 2002, he was Deputy
Chairman of the Board of Management and joint Managing Director of Bank Hapoalim and was responsible for the commercial division of the bank. Between 1994 and
1996 and until June 2002, Mr. Dauber served as Chairman of Poalim American
Express and of the Isracard Group. From 2002 to 2003, he served as Chairman of the Israel Maritime Bank Ltd. Mr. Dauber holds a Bachelor's degree in Economics and Statistics from the Hebrew University in Jerusalem and a Masters degree in
Law from Bar Ilan University. Mr. Dauber qualifies as an External Director under the Companies Law.

JOSHUA DI-NUR joined VocalTec in September 2008. Mr. Di-nur's management career includes a variety of high-level finance positions in Israel (in public and private companies) as well as General Management positions outside of Israel
(USA and China). Mr. Di-nur is also an executive and personal coach (with emphasis on coaching and mentoring CFOs and other senior managers). Prior to joining VocalTec, Mr. Di-nur held a number of key positions, including:
President of ECI China Ltd., a Chinese subsidiary of ECI Telecom, Vice President and CFO of ECI Ltd., the Optical Network Division, Vice President and CFO of
Pelephone Communication Ltd., President and CEO of Degem systems Inc., Vice
President and CFO of Degem Systems Ltd., an industrial public entity in the field of systems in technological trainings, Vice President and CFO of
InterPharm Laboratories Ltd., then a publicly held company, NASDAQ listed pharmaceutical company, Vice President and CFO of Pecker Plada Group, an industrial public company in the field of steel and ceramic tiles, and Vice
President and CFO of Periclase Dead Sea Ltd., a subsidiary of Israel Chemical
Ltd. Mr. Di-nur is a certified Public Accountant and received a B.A in Economics and Accounting from Tel-Aviv University.

TSIPI KAGAN was appointed director in October 2008. Since November 2008 Ms.
Kagan has served as the Chief Financial Officer of Xjet Ltd., a private company developing and manufacturing equipment for the production of solar cells. From
2003 to August 2008 Ms. Kagan has served as the Chief Financial Officer of
Radvision Ltd., a communications equipment developer. From 2000 to 2003, Ms.
Kagan served as the Chief Financial Officer of Phone-Or Ltd., a developer of optical microphones and sensors. From 1994 to 2000, Ms. Kagan served as a Senior
Manager at Ernst & Young, Israel. Prior to joining Ernst & Young, Ms. Kagan served as a Public Accountant at Miller, Kaplan, Arase & Co., Los Angeles. Ms.
Kagan holds a BA in Accounting and Economics from Tel Aviv University and a
Certificate of Advanced Accounting Studies from Tel Aviv University. Ms. Kagan qualifies as an External Director under the Companies Law.

ERAN DARIEL is the co-founder, and since late 2007 has been serving as President and CEO, of XSIGHTS-Media, a software and service provider delivering fully integrated solutions to print media-owners and advertisers. From 2002 until mid
2005, Mr. Dariel served as the Executive VP & General Manager of the Lightscape
Optical Network Business Unit of ECI Telecom. From 2000 until 2002, Mr. Dariel served as the President and CEO of Lightscape Networks (a wholly-owned subsidiary of ECI Telecom). From 1992 until 1999, Mr. Dariel held the following positions in the Optical Division of ECI Telecom: Director, System Architecture;
AVP, Technology & System Architecture; and VP, Marketing & Business Development.
Prior to joining ECI Telecom, Mr. Dariel served as a project manager at Atari
Computers and at Silicom. Mr. Dariel holds an MSc. degree in Electronics and
Computer Engineering from Ben Gurion University and a BSc. degree in Electronics and Computer Engineering from Ben Gurion University.

6.B. COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

The aggregate compensation paid to VocalTec's directors and executive officers as a group during the fiscal year ended December 31, 2008 was approximately $0.9 million in salaries, directors' fees and bonuses. No additional amounts were set aside or accrued by the Company or its subsidiaries in 2008 to provide pension retirement or similar benefits to the directors and executive officers.

During the fiscal year ended December 31, 2008, 40,000 options to purchase ordinary shares, at an exercise price per share equal to the average closing price of the Company's shares over the 30-day period prior to the date of approval of the options by the Company's shareholders, were granted to each of
Joseph Atsmon, Yoseph Dauber, Tsipi Kagan and Robert Wadsworth, 15,385 options to purchase ordinary shares were granted to Tsipi Kagan at an exercise price per share equal to $5.93, 8,615 options to purchase ordinary shares were granted to
Tsipi Kagan at an exercise price per share equal to $3.308, and 60,000 options to purchase ordinary shares were granted to Ilan Rosen, the Chairman of the
Board, at an exercise price per share equal to the average closing price of the
Company's shares over the 30-day period prior to the date of approval of the options by the Company's shareholders. The abovementioned options are exercisable for a period of twelve months following such time on which the person receiving such options ceases from being a director of the Company.
During the fiscal year ended December 31, 2008, 60,000 options to purchase ordinary shares were granted to Joshua Di-nur, the Company's Chief Financial
Officer, at an exercise price per share equal to $0.26.

6.C. BOARD PRACTICES

     The period during which our directors and senior management have each served in their respective offices is set forth in "Item 6 - Directors, Senior
Management and Employees - Directors and Senior Management". There is no date of expiration of the current term of office of any of the senior management members. The expiration date of the terms of office of our directors are as follows: (a) Robert Wadsworth - at the annual shareholders meeting to be held in
2009 (at which time he may be re-appointed as a director); (b) Ilan Rosen and
Eran Dariel - at the annual shareholders meeting in 2011(at which time each of them may be re-appointed as a director); (c) Tsipi Kagan , who was elected as an external director in October 2008, will serve in such position for three years and may then be appointed for an additional three-year term as an external director; and (d) Yoseph Dauber, who was elected as an external director in
August 2006, will serve in such position for three years and may then be appointed for an additional three-year term as an external director.

There are no service contracts between us or any of our subsidiaries and our directors in their capacity as directors providing for benefits upon termination of employment, except for the termination provisions included in the employment agreement of Ido Gur, our President and Chief Executive Officer, which provide for: (i) entitlement to receive salary and benefits as provided for in the employment agreement, during the 180 day notice period, (ii) the right to have options granted continue to vest in accordance with their terms during the duration of the 180 day notice period, (iii) any event that under the terms of the employment agreement causes acceleration of vesting prior to termination of employment shall indeed cause the acceleration if it takes place during the 180 day notice period, (iv) the date upon which such acceleration of vesting shall be effected shall be the date upon which the 180 day notice period would have expired as if Mr. Gur were to continue to be employed by the Company for the duration of such notice period, and (v) the exercise period after termination of employment shall be deemed to commence on the date upon which the 180 day notice period would have expired as if Mr. Gur were to continue to be employed by the
Company for the duration of the notice period. Prior to the expiry of two years of continuous employment, Mr. Gur will be entitled to exercise all of his vested options during the period of up to 12 months commencing on the expiry of the
180-day notice period. After the expiry of at least two years of continuous employment, Mr. Gur will be entitled to exercise all of his vested options including the options the vesting of which was accelerated, in the period up to the expiry of 18 months commencing on the expiry of the 180 day notice period.

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

AUDIT COMMITTEE

Our audit committee is comprised of Yoseph Dauber, Tsipi Kagan and Eran Dariel.
We believe that Mr. Dauber and Ms. Kagan qualify as audit committee financial experts (as such term is defined under the US Securities Exchange Act of 1934
(the "Exchange Act")), and that each of them and Eran Dariel qualifies as an independent director (as such term is defined under the Nasdaq rules). The purpose of the audit committee is to provide assistance to the Board of
Directors in fulfilling its legal and fiduciary obligations with respect to matters involving the accounting, auditing, financial reporting and internal control functions of VocalTec and its subsidiaries as well as complying with the legal requirements under Israeli law and the Sarbanes-Oxley Act of 2002. The following are examples of functions within the authority of the audit committee:

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

Our audit committee usually convenes once per quarter to review the Company's quarterly financial results, and as necessary to resolve issues that are in the scope of responsibility of the committee.

Our compensation committee is comprised of Yoseph Dauber, Tsipi Kagan and Ilan
Rosen, and meets several times per year regarding option grants and general compensation issues relating to our employees.

NASDAQ EXEMPTION FOR A FOREIGN PRIVATE ISSUER

We are a foreign private issuer within the meaning of Nasdaq Marketplace Rule
5000(a)(18), since we are incorporated in the State of Israel and we meet the other criteria set forth for a "foreign private issuer" under Rule 3b-4(c) under the Exchange Act.

Pursuant to Nasdaq Marketplace Rule 5615(a)(3), a foreign private issuer may follow home country practice in lieu of certain provisions of the Nasdaq
Marketplace Rule 5600 series and certain other Nasdaq Marketplace Rules. Please see ITEM 16.G - "Corporate Governance" for a description of the manner in which we rely upon home country practice in lieu of Nasdaq listing requirements.

6.D. EMPLOYEES

As of December 31, 2008, we employed 48 full-time employees and 4 part-time employees, of which 24 were employed in research and development, 18 were employed in sales and marketing, 9 were employed in general and administrative, and 1 was employed in operations. All of these employees were based in our facilities in Israel. As of December 31, 2007, we employed 60 full-time employees and 4 part-time employees, of which 33 were employed in research and development, 20 were employed in sales and marketing, 9 were employed in general and administrative, and 2 were employed in operations. All of these employees were based in our facilities in Israel. As of December 31, 2006, we employed 72 full-time employees and 3 part-time employees, of which 39 were employed in research and development, 21 were employed in sales and marketing, 11 were employed in general and administrative, and 4 were employed in operations. Of these employees, 73 were based in our facilities in Israel, 1 in Singapore and 1 in Europe.

We believe that our relations with our employees are good. Neither our employees nor we are parties to any collective bargaining agreements, except for provisions of such agreements that are applicable to the industry in which the
Company is engaged by virtue of expansion orders of the Israeli Ministry of
Labor and Welfare issued under applicable Israeli laws.

6.E. SHARE OWNERSHIP

As of May 11, 2009, each of the individuals listed in "Item 6 - Directors,
Senior Management and Employees - Directors and Senior Management" beneficially owned less than 1% of our ordinary shares, and each such person's individual share ownership has not been previously disclosed to shareholders or otherwise made public. Mr. Gur has been granted options to purchase 1,106,400 ordinary shares of the Company, which constitutes as of May 11, 2009, 19.4%of the
Company's outstanding ordinary shares, at the following exercise prices: $0.50 per share with respect to 442,560 options, $1.00 per share with respect to
442,560 options, and $3.00 per share with respect to 221,280 options. The number of options to vest is allocated as follows: 40% to the options with an exercise price of $0.50, 40% to the options with an exercise price of $1.00, and 20% to the options with an exercise price of $3.00. 25% of the total amount granted shall vest and become exercisable twelve (12) months after the date of the grant, and 6.25% of the total amount granted shall vest and become exercisable every three (3) months (quarter) thereafter for twelve (12) quarters, in each case, provided that Mr. Gur continues to be employed by the Company at the applicable date of vesting, which period of employment includes the 180 day notice period. The options are subject to certain acceleration events provided for in Mr. Gur's employment agreement and option agreement. Prior to the expiry of two years of continuous employment, Mr. Gur will be entitled to exercise all of his vested options during the period of up to 12 months commencing as of the expiry of the 180 day notice period. After the expiry of at least two years of continuous employment, Mr. Gur will be entitled to exercise all of his vested options including the options the vesting of which was accelerated, in the period up to the expiry of 18 months commencing as of the expiry of the 180 day notice period.

On February 15, 2006, we filed with the U.S. Securities and Exchange Commission a registration statement on Form S-8, pursuant to which we registered for resale all of the shares underlying our amended 2003 Master Stock Option Plan that had not been registered previously. As of the date hereof, the Company has registered for resale an aggregate of 1,038,462 (reflecting the 1-for-13 reverse split effected on November 25, 2005) ordinary shares that have been or may in the future be granted under the Company's option plans. Options generally have a term of seven (7) years. However, options granted prior to December 13, 2005 have a term of ten (10) years. Earlier termination may occur if the employee's employment with us is terminated or if certain corporate changes or transactions occur. Our board of directors determines the grant and the exercise price at the time the options are granted upon recommendation of the Compensation Committee.

The Company's shareholders approved at the extraordinary general meeting of shareholders held on April 11, 2007, an annual increase of the number of ordinary shares underlying the Company's 2003 Amended Master Stock Option Plan
by such number of ordinary shares that shall equal 3% of the issued and outstanding share capital of the Company, on a fully diluted basis, at the time of the relevant increase, starting in 2008 (each such increase to be effected immediately following the annual general meeting of the Company's shareholders in the relevant year). Such 3% increase replaced in 2008 the previous annual increase of 180,000 shares that was approved by the Company's shareholders at the annual general meeting held on August 21, 2006 (which was in effect for
2007).

The exercise price per share is determined by the Board, or the Compensation
Committee, and is usually granted at the approximate fair market value of the shares on the date of grant, as determined by the closing price of our ordinary shares as reported by Nasdaq on the business day prior to the date of grant.

Each stock option agreement specifies the date and period over which the option becomes exercisable. Options granted by us to employees generally vest over a period of four years, either in equal quarterly installments of 6.25% of the option shares, starting three months after the date of grant, or 25% of the option shares are vested one year following the option grant, and the remaining
75% vest in equal quarterly installments of 6.25% over the remaining three years. Vesting of options granted to employees is conditional upon the grantee remaining continuously employed by VocalTec or its subsidiaries.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A. MAJOR SHAREHOLDERS

The following table sets forth, as of May 11, 2009, the number of our ordinary shares, which constitute our only voting securities, beneficially owned by (i)
all shareholders known to us to own more than five percent (5%) of our outstanding ordinary shares, and (ii) all of our directors and executive officers as a group.

                                                                      ORDINARY SHARES
                                                                     BENEFICIALLY OWNED
                                                                  -------------------------
NAME AND ADDRESS                                                   NUMBER          PERCENT
----------------                                                  ---------       ---------
HarbourVest International Private Equity Partners III -
Direct Fund L.P.(1)                                               1,218,444           21.37%
Neuberger Berman, LLC (2)                                           999,937           17.53%
The Israeli Aircraft Industries Workers' Provident Fund (3)         420,000            7.36%
Various entities affiliated with Apex (4)                           416,675            7.31%
Officers and directors as a group (7 persons) (5)                    89,401            1.57%

(1)  Includes 88,000 ordinary shares underlying outstanding warrants that are currently exercisable.

(2)  Neuberger Berman, LLC and Neuberger Berman Management Inc. stated in a
     Schedule 13G filed by them with the SEC on February 13, 2009 that (i) they are deemed to be the beneficial owners of the shares listed above since they have shared power to make decisions whether to retain or dispose of such shares, and in certain cases they also have the power to vote these shares, and (ii) Neuberger Berman, LLC and Neuberger Berman Management Inc.
     serve as a sub-adviser and investment manager, respectively, of Neuberger
     Berman's various mutual funds, which hold such shares in the ordinary course of their business and not with the purpose nor with the effect of changing or influencing the control of the Company.

(3)  Includes 180,000 ordinary shares underlying outstanding warrants that are currently exercisable.

(4)  Includes 360,000 ordinary shares underlying outstanding warrants that are currently exercisable.

(5)  Represents 89,401 ordinary shares underlying outstanding options that are either currently exercisable or will become exercisable within 60 days of the date hereof.

On March 2, 2009, the Company purchased an aggregate of 1,673,549 of our shares, constituting approximately 22.7% of our issued and outstanding share capital immediately prior to such purchase, from our largest shareholder as of such date, Cisco Systems International B.V. As a result of such purchase, the purchased shares became dormant shares, conferring no rights on the Company, and the amount of our outstanding shares has decreased by such number of purchased shares, resulting in the holdings of our major shareholders listed above increasing significantly.

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

EXPORT SALES

Export sales of VocalTec in 2008 were $5.7 million or 94% of sales compared with export sales in 2007 which were $5.6 million or 98% of sales, and with $6.7 million or 93% of sales in 2006.

LEGAL PROCEEDINGS

From time to time, we are involved in various routine legal proceedings incidental to the ordinary course of our business. We do not believe that the outcome of these pending legal proceedings will have a material adverse effect on our business or consolidated financial condition or profitability. For additional information, see note 8b. to the attached consolidated Financial
Statements.

DIVIDENDS

We have never declared or paid cash dividends on the ordinary shares. We intend to retain our earnings for future growth and therefore do not anticipate paying any cash dividends in the foreseeable future.

8.B. SIGNIFICANT CHANGES

Except as disclosed elsewhere in this annual report, there have been no other significant changes since December 31, 2008.

ITEM 9. THE OFFER AND LISTING

9.A. OFFER AND LISTING DETAILS

Through May 11, 2009, for the periods indicated, the high and low reported trading prices on the close of trading of our ordinary shares as reported by
Nasdaq were as follows:

                                       HIGH           LOW
                                      -------       -------

2004                                     6.90          1.06
2005                                     24.7          3.45
2006                                    10.95          3.07
2007                                     4.09          0.82
2008                                     0.79          0.15

2007
First Quarter                            4.09          3.10
Second Quarter                           3.61          2.63
Third Quarter                            3.19          1.99
Fourth Quarter                           2.15          0.82

2008
First Quarter                            0.79          0.37
Second Quarter                           0.65          0.45
Third Quarter                            0.52          0.22
Fourth Quarter                           0.33          0.15

MOST RECENT SIX MONTHS

December 2008                            0.27          0.15
January 2009                             0.22          0.18
February 2009                            0.37          0.18
March 2009                               0.41          0.29
April 2009                               0.45          0.33
May 2009 (through May 24, 2009)          0.55          0.41

As of May 21, 2009, 5,702,815 of our ordinary shares were issued and outstanding. At such date, the last reported sale price of the ordinary shares was $0.41 per share, and the ordinary shares were held by 255 record holders. Of those 255 record holders, 28 are shown on our records as having United States addresses. We believe that as of April 20, 2009 approximately 88.59% of our outstanding ordinary shares were held in the United States.

9.B. PLAN OF DISTRIBUTION

Not applicable.

9.C. MARKETS

Our ordinary shares were initially quoted on the Nasdaq National Stock Market on
February 7, 1996 under the symbol "VOCLF," which was changed to "VOCL" on April
20, 1999. Our ordinary shares were quoted on the Nasdaq Stock Market from
October 17, 2000 until December 2002, under the symbol "VOCL". In December 2002, we transferred to the Nasdaq Capital Market (formerly: Nasdaq SmallCap), in July
2003 we transferred back to the Nasdaq National Market and in April 2005, due to the fact that we no longer satisfied the minimum stockholders' equity continued
listing requirement of the Nasdaq National Market, we transferred back to the
Nasdaq Capital Market, where our shares continue to be listed under the trading symbol VOCL. In August 2005, we were notified by Nasdaq Capital Market that we were not in compliance with its minimum stockholders' equity standard listing requirements. On November 25, 2005, following the consummation of the transaction with Tdsoft, and in order for our shares to continue to be listed on the Nasdaq Capital Market, we effected a 1-for-13 reverse split of our issued and outstanding share capital, resulting in the par value of our ordinary shares being increased to NIS 0.13 per share. On November 28, 2005, the Nasdaq Capital
Market informed us that we complied with all initial listing requirements of the
Nasdaq Capital Market. Our shares traded on the Nasdaq Capital Market under the symbol "VOCLD" from November 28, 2005 through December 27, 2005 and under the symbol "VOCL" since December 28, 2005. On February 5, 2008, the Nasdaq Capital
Market sent us a Staff Deficiency Letter, indicating that we have failed to comply with the minimum bid price requirement for continued listing set forth in
Nasdaq's old Marketplace Rule 4320(e)(2)(E)(ii) (which has recently been changed to Nasdaq Marketplace Rule 5550(a)(2). The letter provided that we have until
August 4, 2008 to regain compliance, i.e., that the bid price of our shares close at $1.00 per share or more for a minimum of 10 consecutive business days during the period ending on August 4, 2008. We did not succeed in complying with such requirement by August 4, 2008. According to a letter received from the
Nasdaq Capital Market on August 7, 2008, we were not eligible for an additional
180-calendar day compliance period (since we did not meet the Nasdaq Capital
Market initial listing criteria set forth in old Marketplace Rule 4310(c))
(which has recently been moved to various rules upon Nasdaq's revision of its
Marketplace Rules). We requested a hearing on the determination to suspend trading of our shares before a Nasdaq Listing Qualifications Panel. Such hearing was scheduled for October 2, 2008 and at such time we requested to postpone it until after the Extraordinary General Meeting of our shareholders was scheduled to be held (October 16, 2008) in which our shareholders were going to be asked to authorize a reverse split of our shares which would have resulted in our share price reaching the minimum bid price requirement for continued listing. We anticipated that as a result, the scheduled hearing would be rendered unnecessary. Our request for such postponement was not granted, and further to the hearing which was held on October 2, 2008, we proceeded with the
Extraordinary General Meeting of our shareholders which was eventually held on
October 16, 2008. At the Extraordinary General Meeting, our shareholders authorized our management to affect a reverse stock split to such extent that will be determined by our management to be necessary to enable us to comply with the foregoing listing requirement of the Nasdaq Capital Market; however, before the final ratio of the reverse stock split was determined by our management based on the closing price of the Company's shares on the Nasdaq Capital Market on the day of the Extraordinary General Meeting, we were informed by Nasdaq that
Nasdaq has extended its suspension of the rules requiring a minimum $1.00 closing bid price and a minimum market value of publicly held shares.
Enforcement of these rules is scheduled to resume on July 19, 2009.

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

Our articles provide that directors are elected by an ordinary resolution of a general meeting of our shareholders. Our ordinary shares do not have cumulative voting rights in the election of directors. Accordingly, the holders of ordinary shares representing more than 50% of the voting power in our company have the power to elect all directors. However, our board of directors (other than the external directors) is divided into three classes, the members of each of which are elected until the annual general meeting of our shareholders held in the third year after their appointment.

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
A shareholder that holds more than 50% of the voting rights in a public company is deemed to be a controlling shareholder. A shareholder that holds more than
25% of the voting rights in a public company may also be deemed to be a controlling shareholder, for purposes of approval of certain related party transactions, if there is no other shareholder holding more than 25% of the voting rights at such time. Extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest, and the terms of compensation of a controlling shareholder who is an office holder, require the approval of the audit committee, the board of directors and the shareholders of the company, in such order, provided that either (i) the shareholder approval includes the approval of the holders of at least one third of the shares of shareholders having no personal interest in the transaction who vote at the meeting (abstained votes are disregarded), or (ii) the total number of shares of shareholders having no personal interest in the transaction who vote against the transaction does not exceed one percent of the aggregate voting rights in the company.

The Companies Law also requires a shareholder to act in good faith towards a company in which he holds shares and towards other shareholders and to refrain from abusing his power in the company, including in connection with the voting at a shareholders' meeting on:

     o    Any amendment to the Articles of Association;

     o    An increase in the company's authorized capital;

     o    A merger; or

     o    Approval of certain transactions with control persons and other related parties, which require shareholder approval.

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

SHAREHOLDERS MEETINGS AND RESOLUTIONS

We are required to hold an annual general meeting of our shareholders once every calendar year, but no later than 15 months after the date of the previous annual general meeting. All meetings other than the annual general meeting of shareholders are referred to as extraordinary general meetings. Extraordinary general meetings may be called by our board whenever it sees fit, at such time and place, within or without the State of Israel, as the board may determine. In addition, the Companies Law provides that the board of a public company is required to convene an extraordinary meeting upon the request of (a) any two directors of the company or one quarter of the company's board of directors or
(b) one or more shareholders holding, in the aggregate, (i) at least five percent of the outstanding shares of the company and at least one percent of the voting power in the company or (ii) at least five percent of the voting power in the company.

The quorum required for a meeting of shareholders consists of at least two shareholders present in person or by proxy who hold or represent in the aggregate at least 33.3% of our issued share capital. A meeting adjourned for lack of a quorum is adjourned to the same day in the following week at the same time and place or any time and place as the chairman of the meeting determines.
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

MERGERS AND ACQUISITIONS; TENDER OFFERS; ANTI-TAKEOVER PROVISION

The Companies Law includes provisions allowing corporate mergers. These provisions require that the board of directors of each company that is party to the merger approve the transaction. In addition, the shareholders of each company must approve the merger by a vote of the majority of the company's shares, present and voting on the proposed merger at a shareholders' meeting, called on at least 35 days' prior notice. In determining whether the requisite majority has approved the merger, shares held by the other party to the merger or any person holding at least 25% of such other party, are excluded from the vote. If the merger would have been approved but for the exclusion of the votes of certain shareholders as provided above, a court may still approve the merger upon the request of holders of at least 25% of the voting rights of a company, if the court holds that the merger is fair and reasonable, taking into account the valuation of the parties to the merger and the consideration offered to the shareholders. Upon the request of a creditor of either party to the proposed merger, the court may delay or prevent the merger if it concludes that there exists a reasonable concern that, as a result of the merger, the surviving company will be unable to satisfy the obligations of any of the parties to the merger, and the court may also provide instructions to assure the rights of creditors. In addition, a merger may not be completed unless at least 50 days have elapsed from the date that a notice of the merger was filed with the Israel
Registrar of Companies and at least 30 days have elapsed from the date that shareholder approval of both merging companies was obtained. Notwithstanding the foregoing, a merger is not subject to shareholders approval if (i) the target company is a wholly-owned subsidiary of the acquiring company and (ii) the acquiring company is issuing to the shareholders of the target company up to 20%
of its share capital and no person will become, as a result of the merger, a control person, subject to certain limitation relating to the counting of the votes, at a meeting of the shareholders of a company that is a party to the merger, of any entity or person that is either the other party to the merger or a control person thereof.

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
The tender offer must be extended to all shareholders, but the offeror is not required to purchase more than 5% of the company's outstanding shares, regardless of how many shares are tendered by shareholders (if more shares are tendered than proposed by the purchaser to be purchased, the purchaser will purchase from all tendering shareholders the amount of shares proposed to be purchased, on a pro rata basis). The tender offer may be consummated only if (i)
at least 5% of the company's outstanding shares will be acquired by the offeror, and (ii) the number of shares tendered in the offer exceeds the number of shares, the holders of which objected to the offer.

In addition, the Companies Law provides that if, following any acquisition of shares of a public company, the purchaser would hold 90% or more of the shares of the company, such acquisition must be made by means of a full tender offer for all of the target company's shares. An acquirer who wishes to eliminate all minority shareholders must do so by means of a full tender offer and acquire such amount of shares that will cause him to hold more than 95% of the outstanding shares of the target company. If less than 5% of the outstanding shares are not tendered, all of the shares that the acquirer offered to purchase will be transferred to the acquirer by operation of law. The Companies Law provides for appraisal rights if any shareholder files a request in court within three months following the consummation of a full tender offer. If more than 5%
of the outstanding shares are not tendered in the full tender offer, the acquirer may not acquire tendered shares if by doing so the acquirer would own more than 90% of the outstanding shares of the target company.

Our Articles of Association contain provisions that could delay, defer or prevent a change in our control. These provisions include advance notice requirements and a staggered board. Under the advance notice requirements, shareholders seeking to propose items for inclusion on the agenda for a general meeting of shareholders, must submit those items in writing to our corporate secretary not less than 60 days (or not less than 90 days for the nomination of candidates for election of directors) and not more than 120 days prior to the particular meeting. The staggered board provisions of our articles are described above under "Item 6.C - Directors, Senior Management and Employees - Board
Practices"

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

Under our Articles of Association, our board of directors (other than external directors) is classified into three classes. Each class has a nearly equal number of directors, as determined by the board of directors. Currently, our directors are classified into two classes. The terms for these classes of directors will expire at the annual shareholder meetings in 2009 and 2011. At each shareholders' meeting, the successors of each class of directors whose term expired are elected to hold office for a term expiring at the annual shareholders meeting held in the third year following the year of their election. The staggered board structure may not be amended without the approval of the greater of (i) holders of not less than 75% of the voting power represented at a shareholders' meeting in person or by proxy and voting thereon, or (ii) holders of a majority of the outstanding voting power of all shares of the Company.

A recent change to the Companies Law requires that every candidate for the position of board member of a public company ill out a qualification statement prior to the submission of his/her appointment as a director of the company to the approval of the company's shareholders, and further requires from each of the directors already in office at the effective time of this change to the
Companies Law, to fill out the qualification statement prior to the first annual general meeting of shareholders of the company, which is to take place after the effective date of this change. Such qualification statement shall provide that the candidate possesses the necessary qualifications and has the ability to dedicate the appropriate time for the purpose of performing his/her service as a director in the company.

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
A director with financial and accounting expertise is a director who, due to his education, experience and skills, possesses capabilities relating to and an understanding of business and accounting matters and financial statements, which enable him to understand in depth the company's financial statements and to initiate a debate regarding the manner in which the company's financial information is presented. A director who meets a professional qualification is a director who satisfies one of the following requirements: (i) the director holds an academic degree in either economics, business administration, accounting, law or public administration, (ii) the director either holds another academic degree or has obtained other higher education in the company's primary field of business or in an area that is relevant to his position, (iii) the director has at least five (5) years of experience serving in one of the following capacities or an aggregate of at least five (5) years of experience in two or more of the following capacities: (a) a senior business management position of a company with a substantial scope of business, (b) a senior position in the primary field of business of the company or (c) a senior public administration position. A proposed external director must submit to the company a declaration as to his or her compliance with the requirements for his or her election as an external director (including with respect to such person's financial and accounting expertise or professional qualification). At least one of the external directors should have a "financial and accounting expertise" and the other external directors should have a "professional qualification". The board of directors should determine the minimum number of directors who should have financial and accounting expertise in addition to at least one external director. In determining such number, the board of directors shall consider, among other things, the type and size of the company and the scope and complexity of its operations. The Companies Law provides that a person may not be appointed as an external director if the person or the person's relative, partner, employer or any entity under the person's control, has, as of the date of the person's appointment to serve as external director, or had, at any time during the two years preceding that date, any affiliation with the company, any entity controlling the company or any entity controlled by the company or by the controlling entity of the company. The term "affiliation" includes:

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

The initial term of an external director is three years, and he or she may be reelected to one additional term of three years. External directors may be removed from office only by the same percentage of shareholders as is required for their election, or by a court, and then only if the external directors cease to meet the statutory qualifications for their appointment or if they violate their duty of loyalty to the company. If an external directorship becomes vacant, our board of directors is required under the Companies Law to call a shareholders' meeting immediately to appoint a new external director. Each committee of a company's board of directors that has the power to exercise discretion of the board is required to include at least one external director, and all external directors have to be members of the company's audit committee.
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
All of our current directors meet the independence standards of the Nasdaq rules and we currently comply with the foregoing requirements.

In addition, a recent change to the Companies Law allows us to include in our
Articles of Association a provision indicating the number of independent directors who shall serve on our board of directors. The independence standard of an independent director under the Companies Law refers to the standard under the Companies Law of an external director (see description above), whose nomination shall have been approved by the audit committee, and who shall not have served as a director in a company for a period exceeding nine consecutive years. Alternatively, we may include in our Articles of Association a provision regarding the number of independent directors, which provision shall state that if there is no controlling shareholder in the company, the majority of the board of directors shall be comprised of independent directors (including the external directors) and if there is a controlling shareholder in the company, then at least one third of the board of directors shall be comprised of independent directors.

The Companies Law restricts a company from appointing its independent directors as officers, employees or service providers, whether directly or indirectly, including through an independent director's wholly-owned corporation, unless two years have passed since the termination of his position as an independent director in the company.

We have not yet amended our Articles of Association so as to include either of the aforementioned provisions.

AUDIT COMMITTEE

See "Item 6.C - Directors, Senior Management and Employees - Board Practices".

INTERNAL AUDITOR

The Companies Law also requires us to appoint an internal auditor nominated by the audit committee. The role of the internal auditor is to examine, among other matters, whether the company's actions comply with the law and orderly business procedure. Under the Companies Law, the internal auditor may not be an interested party, an office holder or an affiliate, or a relative of an interested party, nor may the internal auditor be the company's independent accountant or its representative. The firm of Brukner Ingber has acted as the company's internal auditor since October 2000.

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

Under the Companies Law, the disclosure requirements that apply to an office holder also apply to a controlling shareholder of a public company. A controlling shareholder includes a shareholder that holds 25% or more of the voting rights in a public company if no other shareholder owns more than 50% of the voting rights in the company. A shareholder that holds more than 25% of the voting rights in a public company may also be deemed to be a controlling shareholder, for purposes of approval of certain related party transactions, if there is no other shareholder holding more than 25% of the voting rights at such time. Extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest, and the terms of compensation of a controlling shareholder who is an office holder, require the approval of the audit committee, the board of directors and the shareholders of the company, provided that either (i) the shareholder approval includes the approval of the holders of at least one third of the shares of shareholders having no personal interest in the transaction who vote at the meeting (votes abstained are disregarded) or (ii) the total number of shares of shareholders having no personal interest in the transaction who vote against the transaction does not exceed one percent of the aggregate voting rights in the company.

Under the Companies Law, the entering by a company into a contract with a non-controlling director as to the terms of his office requires the approval of the board of directors followed by the approval of the shareholders of the company, and in a public company, the transaction requires the approval of the audit committee followed by the approval of the board of directors and the shareholders of the company.

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

CERTAIN LISTING REQUIREMENTS OF NASDAQ

We are not in compliance with Nasdaq Marketplace Rules 5605(e)(2) (requiring companies to adopt a formal written charter or board resolution addressing the company's nominations process), 4350(c)(2) (Regularly scheduled meetings of the company's independent directors) and 5635(c) (Regarding the establishment of or a material amendment to a stock option or purchase plan or other equity compensation arrangement). Under Israeli law, the nominations process is conducted by the full board of directors. Similarly, under Israeli law all matters that are subject to the approval of a company's board of directors are discussed by the full board of directors. Finally, under Israeli law, the board of directors has the authority to establish stock option or purchase plans or other equity compensation arrangements, and to adopt material amendments to such plans.

10.C. MATERIAL CONTRACTS NOT IN THE ORDINARY COURSE OF BUSINESS

     o    In July 2008, the Company consummated the sale of 11 patents and certain patent-related rights, for an aggregate consideration of $12.5 million. The sold patents consisted of nine US patents, one Israeli patent and one Australian patent. Upon consummation of the sale, we were granted a geographically unlimited, non-exclusive license to use the sold patents and other patent-related rights in connection with the development and marketing of our products.

     o    In December 2008, the Company consummated the sale of four patents and certain patent-related rights, for an aggregate consideration of $7 million. Upon consummation of the sale, we were granted a
          geographically unlimited, non-exclusive license to use the sold patents and other patent-related rights with respect to products covered by such patents and other patent-related rights and other evolutions thereof.

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

ISRAEL CORPORATE TAX CONSIDERATIONS

GENERAL CORPORATE TAX STRUCTURE

The regular rate of corporate tax, which Israeli companies were subject to in
2008 was 27% (such tax rate has been reduced to 26% in 2009 and will be reduced further to 25% in 2010). Israeli companies are generally subject to Capital
Gains Tax at a rate of 25% for capital gains (other than gains deriving from the sale of listed securities derived after January 1, 2003). However, the effective rate of tax payable by a company (such as ours) which derives income from an
"Approved Enterprise" (as further discussed below) may be considerably lower.

Following an additional amendment to the Israeli Tax Ordinance (the "ITO"), which came into effect on January 1, 2009, an Israeli corporation may elect a 5%
rate of corporate tax (instead of 25%) for income from dividend distributions received from a foreign subsidiary which is distributed and used in Israel in
2009, or within one year after actual receipt of the dividend, whichever is later. The 5% tax rate is subject to various conditions, which include conditions with regard to the identity of the corporation that distributes the dividends, the source of the dividend, the nature of the use of the dividend income, and the period during which the dividend income will be used in Israel.

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

TAX BENEFITS. Taxable income of a company derived from an Approved Enterprise is subject to corporate income tax at the rate of up to 25% (rather than the tax rates referred to under "General Corporate Tax Structure" above) for a certain period of time. The benefit period is a period of seven years commencing in the year in which the Approved Enterprise first generates taxable income. The benefits may be shorter as it is limited to 12 years from the commencement of production of the Approved Enterprise or 14 years from the date of approval, whichever is earlier. Under certain circumstances (as further detailed below), the benefit period may extend to a maximum of ten years from the commencement of the benefit period. A company which operates under more than one approval or that has capital investments which are only partly approved (such as a company being designated as a Mixed Enterprise), may have an effective company tax rate that is the result of a weighted combination of the various applicable rates.

A company owning an Approved Enterprise which was approved after April 1, 1986, may elect to forego the entitlement to grants or state guarantees and apply for an alternative package of tax benefits. These benefits provide that undistributed income from the Approved Enterprise is fully tax exempt from corporate tax for a defined period, which ranges between two and ten years from the first year of taxable income, subject to the limitations described above, depending principally upon the geographic location within Israel and the type of the approved enterprise. Upon expiration of such period, the Approved Enterprise is eligible for a beneficial tax rate (25% or lower in the case of an Foreign
Investment Company (the "FIC"), as described below), for the remainder of the otherwise applicable period of benefits, as described above.

Should the percentage of share capital of the companies having Approved
Enterprises held by non-Israeli shareholders exceed 25%, future Approved
Enterprises of such companies would qualify for reduced tax rates for an additional three year period, after the seven years mentioned above.

The company tax rate applicable to income earned from Approved Enterprise programs (currently, for programs in which an application for an Approved
Enterprise status was submitted before December 31, 2004) in the benefit period by a company meeting these qualifications is as follows:

PERCENTAGE OF NON-ISRAELI OWNERSHIP        TAX RATE
-----------------------------------        --------

Over 25% but less than 49%                       25%
49% or more but less than 74%                    20%
74% or more but less than 90%                    15%
90% or more                                      10%

Entitlement to these benefits is subject to the final ratification of the
Investment Center, and is conditioned upon fulfillment of all terms of the approved program. However, there can be no assurance that our group companies which enjoy Approved Enterprise benefits will obtain approval for additional
Approved Enterprises, or that the provisions of the Investment Law will not change with respect to future approvals, or that the above-mentioned shareholding portion will be reached for each subsequent year. In the event of our failure to comply with these conditions, the tax and other benefits could be canceled, in whole or in part, and we might be required to refund the amount of the canceled benefits, together with the addition of Israeli Consumer Price
Index (the "CPI") linkage difference and interest. We believe that our Approved
Enterprise substantially complies with all such conditions at present, but there can be no assurance that it will continue to do so.

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

Each application to the Investment Center is reviewed separately, and a decision as to whether or not to approve such application is based, among other things, on the then prevailing criteria set forth in the Investment Law, on the specific objectives of the applicant company set forth in such application and on certain financial criteria of the applicant company. Accordingly, there can be no assurance that any such application by any of our group companies will be approved. In addition, the benefits available to an Approved Enterprise are conditional upon the fulfillment of certain conditions stipulated in the
Investment Law and its regulations and the criteria set forth in the certificate of approval, as described above. In the event that these conditions are violated, in whole or in part, a company with an Approved Enterprise would be required to refund the amount of tax benefits, with the addition of the Israeli
CPI linkage differences and interest.

A company which qualifies as a FIC is a company, like us, in which more than 25%
of the share capital (in terms of shares, rights to profit, voting and appointment of directors) and of the combined share and loan capital is owned, directly or indirectly, by non-residents of Israel and is therefore entitled to further tax benefits relating to its approved enterprises. Such a company will be eligible for an extension of the period of tax benefits for its approved enterprises (up to ten years) and further tax benefits, should the level of non
- Israeli ownership in it increase above 49%.

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

     o    Tax "holiday" package - for a "Privileged Enterprise": a tax exemption applies to undistributed profits for 2 to 15 years depending on the geographical location of the "Privileged Enterprise" and the level of foreign ownership. Company tax rates of between 10% and 25% apply to distributed exempt profits or profits derived subsequent to the exempt period. The total period of tax benefits is 7 to 15 years, or

     o    Grant / Reduced tax package - for an "Approved Enterprise": Fixed asset grants of between 10% and 24% for enterprises in a development area and reduced company tax rates between 0% and 25% for 7 to 15 years.

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

In March 2005, an amendment to the Research Law was enacted. One of the main modifications included in the amendment was an authorization to the research committee to allow transfer outside of Israel of know-how derived from an approved program and the related manufacturing rights. Essentially, the research committee may approve transfer of know-how in limited circumstances as follows:

     o    in the event of a sale of the know-how itself to a non-affiliated third party, provided that upon such sale the owner of the know-how pays to the Chief Scientist a certain amount of cash payment set forth in the Research Law. In addition, the amendment provides that if the purchaser of the know-how gives the selling Israeli company the right to exploit the know-how by way of an exclusive, irrevocable and unlimited license, the research committee may approve such transfer in special cases without requiring the payment of such amount.

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

If the research committee does approve a transfer of manufacturing rights out of
Israel, the aggregate total of royalties payments under the royalties regulations increases to an amount of 120%-300% of the grants, depending on the portion of manufacture transferred. The rates of royalties may also increase upon "export of manufacturing rights".

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

In addition, Industrial Companies may (i) amortize the cost of purchased know-how and patents over an eight-year period for tax purposes, (ii) elect to file consolidated tax returns with additional related Israeli Industrial
Companies and (iii) deduct expenses related to public offerings in equal amounts over three years.

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

(a)  the income tax track through a trustee pursuant to which the optionee pays income tax rate (according to the marginal tax rate of the optionee - up to
     47% tax in 2008) plus payments to the National Insurance Institute and health tax on the profit gained upon the earlier to occur of the transfer of the options or the underlying shares from the trustee to the optionee or the sale of the options or the underlying shares by the trustee, and the company may recognize expenses pertaining to the options for tax purposes.
     The options (or upon their exercise, the underlying shares) must be held by a trustee for a period of 12 months commencing from the end of the year in which the options were granted. Options that were granted following January
     1, 2006 must be held by a trustee for a period of 12 months commencing on the date on which the options were granted; or

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

(c)  the income tax track without a trustee pursuant to which the optionee pays income tax rate (according to the marginal tax rate of the optionee up to
     47% tax in 2008) plus payments to the National Insurance Institute and health tax on the profit upon the sale of the underlying shares, and the company may not recognize expenses pertaining to the options for tax purposes.

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

TAXATION OF OUR SHAREHOLDERS

CAPITAL GAINS

Israeli law imposes a capital gains tax on the sale of capital assets. The law distinguishes between real gain and inflationary surplus. The inflationary surplus is the portion of the total capital gain that is equivalent to the increase of the relevant asset's purchase price, which is attributable to the increase in the Israeli CPI between the date of purchase and the date of sale.
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

Pursuant to the Convention Between the Government of the United States of
America and the Government of Israel with respect to Taxes on Income (the
"U.S.-Israel Tax Treaty"), the sale, exchange or disposition of ordinary shares by a person who qualifies as a resident of the United States within the meaning of the U.S.-Israel Tax Treaty and who is entitled to claim the benefits afforded to such resident by the U.S.-Israel Tax Treaty (called a Treaty U.S. Resident)
will not be subject to Israeli capital gains tax unless (a) such Treaty U.S.
Resident is an individual and was present in Israel for more than 183 days during the relevant taxable year or (b) such Treaty U.S. Resident holds, directly or indirectly, shares representing 10% or more of the voting power of a company during any part of the 12-month period preceding such sale, exchange or disposition. A sale, exchange or disposition of shares by a Treaty U.S. Resident who is an individual and was present in Israel for more than 183 days during the relevant taxable year or who holds, directly or indirectly, shares representing
10% or more of the voting power of a company at any time during such preceding
12-month period would be subject to such Israeli tax, to the extent applicable, unless the aforementioned exemption from capital gain tax for shares listed on the Tel-Aviv Stock Exchange applies; however, in the event that under the
U.S.-Israel Tax Treaty and the Israeli tax law a Treaty U.S. Resident will be subject to capital gain tax in Israel, such Treaty U.S. Resident would be permitted to claim a credit for the Israeli taxes paid against the U.S. federal income tax imposed on the sale, exchange or disposition, subject to the limitations under U.S. law applicable to foreign tax credits. The U.S.-Israel tax treaty does not relate to U.S. state or local taxes. For non-U.S. residents, the purchaser of securities may be required to withhold a maximum of 20% capital gains tax on all amounts received for the sale of our securities, for so long as the capital gain from such a sale is not exempt from Israeli capital gains tax, and unless a different rate is provided in a treaty between Israel and the seller's country of residence.

On January 1, 2006, the Law for Amendment of the Income Tax Ordinance (Amendment
No. 147), (the "Tax Reform"), came into effect, thus imposing capital gains tax at a rate not to exceed 20% on gains derived by an individual on or after
January 1, 2006 from the sale of securities in Israeli companies. The aforesaid does not apply to the sale of securities by an individual who is classified as a
"significant shareholder" in the Company (one who holds, directly or indirectly, alone or together with another, at least 10% in one or more of the means of control in the Company - either at the time of sale of the securities or at any time during the 12 months that preceded the above stated sale), in which case the rate of tax in respect of the capital gains will not exceed 25%.
Furthermore, this tax rate does not apply to: (1) dealers in securities; (2)
shareholders that report in accordance with the Income Tax Law (Inflationary
Adjustment)-1985; or (3) shareholders who acquired their shares prior to an initial public offering. The tax basis of shares acquired prior to January 1,
2003, will be determined in accordance with the average closing share price in the three trading days preceding January 1, 2003. Non-Israeli residents will be exempt from Israeli capital gains tax on any gains derived from the sale of shares publicly traded on the Tel Aviv Stock Exchange (the "TASE") or on a recognized stock exchange outside of Israel, provided such shareholders did not acquire their shares prior to an initial public offering and provided that the profits were not derived from a permanent establishment in Israel. However, non-Israeli corporations selling such securities, including U.S. resident corporations, will not be entitled to such an exemption if an Israeli resident
(i) has a controlling interest of 25% or more in the non-Israeli corporation, or
(ii) is the beneficiary which is directly or indirectly entitled to 25% or more of the revenues or profits of the non-Israeli corporation. Notwithstanding the foregoing, dealers in securities in Israel are taxed at regular tax rates applicable to business income. In any event, the provisions of the Tax Reform do not affect the exemption from capital gains tax for gains accrued before January
1, 2003 from a sale of securities in Israeli companies publicly traded on the
TASE or on a recognized stock exchange outside of Israel.

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

1. An application is to be submitted to the Israeli Tax Authority at the same time as the reporting of the sale and capital gain;

2. The capital gain does not derive from a permanent establishment of the seller in Israel;

3. The seller is an individual and has been a resident of a country with which
Israel has a tax treaty (e.g., the U.S) during the ten continuous years prior to the acquisition or is an entity where at least 75% of the means of control of the entity are ultimately held, directly or indirectly, by individual shareholders who are residents of a country with which Israel has a tax treaty
(e.g., the U.S) during the ten continuous years prior to the acquisition. Where the entity is listed on a non-Israel stock exchange, this condition is deemed met automatically in respect of "non-material" shareholders and unless it can be proved otherwise. "Material" is defined as a 10% or more holding, directly or indirectly, of any means of control, together with related parties;

4. The shares were not purchased from a related party and the provision of the part of the Israeli Income Tax Ordinance which addresses capital gains or a certain tax exemption granted in connection with the issuance of shares in exchange for the transfer of ownership in a real estate property to the issuer, did not apply to such purchase of shares;

5. The sale was reported to the tax authority in the country of the seller's residence; and

6. Within 30 days of the acquisition, the transaction was disclosed in full to the Israeli Tax Authority.

We note that pursuant to a recent amendment to the ITO, sale of securities in a private Israeli company, which were purchased after January 1, 2009, should be exempt from tax in Israel provided conditions 2 and 4 are met.

WITHHOLDING TAX

Nonresidents of Israel are subject to income tax on income accrued or derived from sources in Israel. These sources of income include passive income such as dividends, royalties and interest, as well as non-passive income from services rendered in Israel. We are generally required to withhold income tax at the rate of 20% on all distributions of dividends, although, with respect to U.S.
taxpayers, according to the U.S.-Israel Tax Treaty, if the dividend recipient is a corporation that holds 10% or more of our voting stock for a certain period prior to the declaration and payment of the dividend, we are only required to withhold at a 12.5% rate. Notwithstanding the foregoing, with regard to dividends generated by an Approved Enterprise, we are required to withhold income tax at the rate of 15%. If the dividend is attributable partly to income derived from an Approved Enterprise, and partly to other sources of income, the withholding rate will be a blended rate reflecting the relative portions of the two types of income. The withheld tax is the final tax in Israel on dividends paid to non-residents who do not conduct business in Israel.

ESTATE AND GIFT TAX

Israel presently has no estate or gift tax.

UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following discussion of United States federal income tax considerations is based on the United States Internal Revenue Code of 1986, as amended (the
"Code"), Treasury regulations, judicial decisions and published positions of the
United States Internal Revenue Service (the "IRS"), all as in effect on the date hereof. This discussion does not address all aspects of United States federal income taxation (including potential application of the alternative minimum tax)
that may be relevant to a particular shareholder based on such shareholder's particular circumstances. In particular, the following discussion does not address the United States federal income tax consequences of purchasing, holding or disposing of our ordinary shares to shareholders who own (directly, indirectly constructively or through attribution) 10% or more of our outstanding voting stock, who hold our stock as part of a straddle or hedging or conversion transaction, or who are broker-dealers, traders in securities who elect to mark-to-market, insurance companies, tax-exempt organizations, banks, financial institutions, non-resident aliens of the United States, partnerships or entities classified as partnerships for U.S. federal income tax purposes or U.S. Holders
(as defined below) whose functional currency is not the U.S. dollar. The following discussion also does not address any aspect of State, local or non-United States tax laws. Further, this summary generally considers only a
U.S. Holder that will own our ordinary shares as capital assets (generally, assets held for investment). Each prospective investor should consult its tax advisor with respect to the specific United States federal, state and local tax consequences of purchasing, holding or disposing of our ordinary shares.

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
Subject to the discussion below under "Passive Foreign Investment Company
Status", to the extent that any such distribution exceeds our earnings and profits, such distribution will be treated as a non-taxable return of capital to the extent of the U.S. Holder's adjusted basis in our ordinary shares and thereafter as taxable capital gain. For United States federal income tax purposes, the amount of any dividend that we pay in NIS to a U.S. Holder will equal the U.S. dollar value of such NIS at the exchange rate in effect on the date the dividend is considered to be received by the U.S. Holder, regardless of whether the NIS are actually converted into U.S. dollars at that time. A U.S.
Holder who receives a foreign currency distribution and converts the foreign currency into U.S. dollars subsequent to receipt will have foreign exchange gain or loss, based on any appreciation or depreciation in the value of the foreign currency against the U.S. dollar, which will generally be United States source ordinary income or loss.

REDUCED TAX RATES FOR CERTAIN DIVIDENDS

REDUCED TAX RATES FOR CERTAIN DIVIDENDS. Subject to the discussion below under
"Passive Foreign Investment Company Status", for taxable years before January 1,
2011, a dividend paid by us to certain shareholders will be taxed at the preferential tax rates applicable to long-term capital gains if (a) we are a
"qualified foreign corporation" (as defined below), (b) the U.S. Holder receiving such dividend is an individual, estate, or trust and (c) such dividend is paid on our ordinary shares that have been held by such U.S. Holder for more than 60 days during the 120-day period beginning 60 days before the "ex-dividend date" (i.e., the first date that a purchaser of such Share will not be entitled to receive such dividend).

Generally, we may be considered a "qualified foreign corporation" (a "QFC") if we are eligible for the benefits of a comprehensive income tax treaty with the
United States which includes an information exchange program that the IRS determines is satisfactory. However, even if we are so eligible, we will not be treated as a QFC if we were a PFIC for the taxable year during which we paid a dividend or for the preceding taxable year. As discussed below, we do not believe that we should be considered a PFIC for any tax year through and including the tax year ended December 31, 2007 and thus for those years we expect to be a QFC. However, for the tax year ended December 31, 2008 there is a significant possibility that we could be considered a PFIC and thus we may not be considered a QFC for the tax year 2008 and potentially not for any following taxable year.

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

PASSIVE FOREIGN INVESTMENT COMPANY STATUS

Generally a non-United States corporation is treated as a passive foreign investment company (a "PFIC") for United States federal income tax purposes if either (i) 75% or more of its gross income (including the pro rata share of gross income of any company (United States or non-United States) in which such corporation is considered to own 25% or more of the stock by value) for the taxable year is passive income, generally referred to as the "income test," or
(ii) 50% or more of the average value of its assets (including the pro rata value of the assets of any company in which such corporation is considered to own 25% or more of the stock by value) during the taxable year, measured at the end of each quarter, produce or are held for the production of passive income in the taxable year, generally referred to as the "asset test".

The asset test generally requires a company to determine the value of its passive assets as a percentage of the value of its total assets. For a publicly traded corporation, such as us, the total value of its assets will generally be treated as equal to the sum of (i) the average value of its outstanding stock plus (ii) its liabilities. In most cases, the average value of the outstanding stock is determined based on its trading value, although in certain cases it may be possible for a corporation to demonstrate a different value if it can support that the average trading value of its stock does not reflect its real fair market value and can further support an alternative valuation.

IF THE STANDARD VALUATION METHOD OF USING THE AVERAGE TRADING VALUE OF OUR
ORDINARY SHARES WERE TO BE USED, THIS WOULD RESULT IN US BEING A PFIC FOR THE
TAX YEAR ENDED DECEMBER 31, 2008. THEREFORE, THERE IS A SIGNIFICANT POSSIBILITY
THAT WE WERE A PFIC IN 2008 AND WE MAY CONTINUE TO BE A PFIC IN 2009 IF THE
AVERAGE TRADING VALUE OF OUR SHARES DOES NOT SIGNIFICANTLY CHANGE OR THE
PERCENTAGE OF OUR PASSIVE ASSETS IS SIGNIFICANTLY REDUCED. IN VIEW OF THIS
SIGNIFICANT POSSIBILITY, U.S. HOLDERS ARE URGED TO CONSULT THEIR TAX ADVISORS
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
Holder will be treated as if it had sold our ordinary shares for their fair market value on the last day of the taxable year and will recognize gain, but not loss, on such deemed sale in accordance with the general PFIC rules, including the interest charge provisions described above. Thereafter, the U.S.
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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Since the majority of our revenues are paid in or linked to U.S. dollars, we believe that inflation and fluctuations in the NIS/U.S. dollar exchange rate have no material effect on our revenues. Inflation in Israel and U.S. dollar exchange rate fluctuations, however, have some influence on our expenses and, as a result, on our net income. The cost of our Israel operations, as expressed in
U.S. dollars, is influenced by the extent to which any increase in the rate of inflation in Israel is not offset, or is offset on a lagging basis, by a devaluation of the NIS in relation to the U.S. dollar.

A significant portion of our expenditures are employee compensation-related.
Salaries are paid in NIS. The devaluation of the NIS against the U.S. dollar decreases employee compensation expenditures as expressed in dollars proportionally. As a result, we sometimes use derivative financial instruments in our investment portfolio to hedge foreign currency or other types of market risks. We place our investments in instruments that meet high credit quality standards. We generally invest cash in time deposit. We do not expect any material loss with respect to our investment portfolio.

Our results of operations are affected by a devaluation of the NIS against the
U.S. dollar. A devaluation of the NIS in relation to the U.S. dollar will have the effect of decreasing the U.S. dollar value of our assets, mostly current assets, to the extent of the underlying value of which is NIS-based. Such a devaluation would also have the effect of reducing the dollar amount of any of our liabilities which are payable in NIS, unless such payables are linked to the dollar.

The table below provides information about our investment portfolio. For investment securities, the table presents principal cash flows and related weighted average interest rates by expected maturity dates. Our investment policy requires that all investments mature in two years or less.

Principal (Notional) Amounts by Expected Maturity in U.S. Dollars:

                        FAIR MARKET VALUE ON DECEMBER 31
               (IN THOUSANDS, EXCEPT INTEREST RATES AND DURATION)

                                       2006               2007             2008
                                     ---------         ---------        ---------

Total Portfolio                          9,116             5,035           15,544
Average Interest Rate                      4.9%              4.7%            1.69%
Average Duration (Month)                  0.25              0.25             2.74
Cash Equivalents (up to three
months maturity)                         6,116             5,035            5,644
Average Interest Rate                      4.8%              4.7%            0.03%
Short Term Investments
(three-twelve months maturity)           3,000                 -            9,900
Average Interest Rate                      5.2%                -%            2.63%

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

ITEM 15T. CONTROLS AND PROCEDURES

15T.A. EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES

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

Our management has concluded that, as of December 31, 2008, the Company's controls and procedures were not effective due to (i) a lack of adequate information flow between the Company's sales and financial departments, resulting in the information processed by the financial department being incomplete and (ii) a lack of adequate allocation of responsibilities within the financial department among the employees who are involved in the financial closing and reporting process.

Consequently, as of December 31, 2008, the Company's internal controls did not provide us with reasonable assurance that information required to be disclosed by us in the reports we file or submit under the Exchange Act and the rules thereunder is recorded, processed and reported accurately.

To address the material weakness in internal control over financial reporting, the Company performed additional analyses and other post closing procedures in order to assure that the consolidated financial statements included in this annual report have been prepared in accordance with generally accepted accounting principles in the United States.

15T.B. MANAGEMENT'S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

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

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2008. The objective of this assessment was to determine whether the Company's internal control over financial reporting was effective as of December 31, 2008. That assessment identified the following material weakness in internal control over financial reporting as of December
31, 2008. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, which result(s) in a reasonable possibility that a material misstatement of financial statements will not be prevented or detected on a timely basis.

Our management has concluded that as of December 31, 2008, a material weakness existed with respect to procedures applied by the Company in connection with the financial statements close process, which material weakness results in a reasonable possibility that a material misstatement of the Company's annual financial statements will not be prevented or detected on a timely basis. Such weakness was reflected mainly in a lack of adequate information flow between the
Company's sales and financial departments, resulting in the information originally processed by the financial department being incomplete, and in an additional lack of adequate allocation of responsibilities within the financial department among the employees who are involved in the financial closing and reporting process.

     Management intends to take the following remediation steps in connection with the foregoing material weakness:

     (1)  The Company intends to allocate responsibilities in a clear manner among the employees who are involved in the financial closing and reporting process, including the management.

     (2)  The Company intends to adopt a clear policy of financial department approval for each sale and sales department input for each sale recognized in the reports.

The Company's annual report for the year ended December 31, 2007 provided that a material weakness was also reflected in a lack of effective controls designed to provide reasonable assurance that material errors in revenues with respect to establishment of VSOE would be prevented or detected in a timely manner. Such material weakness was remedied as of December 31, 2008.

As we have done over the last year, we intend to continue to monitor our internal controls and procedures and our progress on the remediation steps identified above. We believe that the steps taken to date, together with the measures described above (once designed and operating effectively), will remediate the remaining material weakness we have identified and strengthen our internal control over financial reporting. If further improvements and/or enhancements are necessary, we will take steps to implement such improvements and/or enhancements.

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
PUBLIC ACCOUNTING FIRM REGARDING INTERNAL CONTROL OVER FINANCIAL REPORTING.
MANAGEMENT'S REPORT WAS NOT SUBJECT TO ATTESTATION BY OUR REGISTERED PUBLIC
ACCOUNTING FIRM PURSUANT TO TEMPORARY RULES OF THE SECURITIES AND EXCHANGE
COMMISSION THAT PERMIT US TO PROVIDE ONLY MANAGEMENT'S REPORT IN THIS ANNUAL
REPORT.

15T.C. ATTESTATION REPORT OF REGISTERED PUBLIC ACCOUNTING FIRM

Not applicable.

15T.D. CHANGES IN INTERNAL CONTROLS OVER FINANCIAL REPORTING

During the period covered by this annual report, we have taken the following remediation steps with respect to the Company's internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the
Exchange Act): (i) the composition of a policy for Financial Closing & Reporting
(FCR) process, (ii) the use of US GAAP checklists and (iii) steps to ensure that the Company's accounting and financing personnel is more proficient and up to date with respect to accounting matters and other areas relevant to the preparation of financial reporting. In addition, in late 2008, the Company began taking steps towards adopting a clear policy of financial department approval for each sale and sales department input for each sale recognized in the reports. Other than the foregoing, there have not been any changes that have materially affected, or are reasonably likely to materially affect, the
Company's internal control over financial reporting.

ITEM 16.A. AUDIT COMMITTEE FINANCIAL EXPERT.

The Company's audit committee is comprised of Yoseph Dauber, Eran Dariel and
Tsipi Kagan. We believe that Mr. Dauber and Ms. Kagan qualify as audit committee financial experts as such term is defined in the Form 20-F. See "Item 6.C -
Directors, Senior Management and Employees - Board Practices".

ITEM 16.B. CODE OF ETHICS.

We have adopted a written code of ethics that applies to our principal executive officer, principal financial officer, executive vice president global sales, principal controller, treasurer and to persons performing similar functions. A copy of our code of ethics was filed with our annual report on Form 20-F for the year ended December 31, 2003 as Exhibit 11.

We have also adopted updated written standards of business conduct that apply to all directors, officers and employees. A copy of our standards of business conduct is attached hereto as Exhibit 11(c). During 2006, our board of directors adopted certain amendments to the insider trading policy included in such standards of business conduct. A copy of the amended insider trading policy was filed as an exhibit to our annual report on Form 20-F for the year ended
December 31, 2006.

ITEM 16.C. PRINCIPAL ACCOUNTANT FEES AND SERVICES.

Our audit committee is responsible for the oversight of our independent auditors' work. The audit committee's policy is to pre-approve all audit and non-audit services provided by our auditors. These services may include audit services, audit-related services, tax services and other services, as further described below. The audit committee sets forth the basis for its pre-approval in detail, listing the particular services or categories of services which are pre-approved, and setting forth a specific budget for such services. Additional services may be pre-approved by the audit committee on an individual basis. Our audit committee pre-approval policies and procedures for audit and non-audit services were filed as an exhibit to our annual report on Form 20-F for the year ended December 31, 2003.

The auditors of VocalTec billed for the following fees for audit and audit-related services in 2007 and 2008 (in thousands of U.S. dollars):

                                          YEAR ENDED DECEMBER 31,
                        ----------------------------------------------------------
                                   2007                            2008
                        -------------------------        -------------------------
SERVICES RENDERED          FEES        PERCENTAGES          FEES        PERCENTAGES
-----------------       ---------       ---------        ---------       ---------

Audit (1)                      85              77%              99              51%
Audit-related (2)               -               -                -               -
Tax (3)                        25              23%              53              27%
Other (4)                       -               -               42              22%
Total                         110             100%             194             100%

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

ITEM 16.D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16.E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED
PURCHASERS.

                                                                                                                 MAXIMUM NUMBER (OR
                                                                                                                 APPROXIMATE DOLLAR
                                                                                   TOTAL NUMBER OF SHARES       VALUE) OF SHARES THAT
                                                                                     PURCHASED AS PART OF       MAY YET BE PURCHASED
                             TOTAL NUMBER OF ORDINARY                              PUBLICLY ANNOUNCED PLANS      UNDER THE PLANS OR
          PERIOD                 SHARES PURCHASED         PRICE PAID PER SHARE            OR PROGRAMS                 PROGRAMS
---------------------------- -------------------------- -------------------------- -------------------------- --------------------------
         March 2, 2009              1,673,549(1)                  $0.40                       none                       US$0

ITEM 16F: CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT

None.

ITEM 16.G: CORPORATE GOVERNANCE

Except as otherwise indicated, the Company is in compliance with corporate governance standards as currently applicable to the Company under Israeli, U.S.,
SEC and Nasdaq laws and regulations. We are not in compliance with Nasdaq
Marketplace Rules 5605(e)(2) (requiring companies to adopt a formal written charter or board resolution addressing the company's nominations process),
5605(b)(2) (Regularly scheduled meetings of the company's independent directors)
and 5635(c) (Regarding the establishment of or a material amendment to a stock option or purchase plan or other equity compensation arrangement). Under Israeli law, the nominations process is conducted by the full board of directors.
Similarly, under Israeli law, all matters that are subject to the approval of a company's board of directors are discussed by the full board of directors.
Finally, under Israeli law, the board of directors has the authority to establish stock option or purchase plans or other equity compensation arrangements, and to adopt material amendments to such plans.

Furthermore, we have elected to follow our home country practice in lieu of the requirements set forth in Nasdaq Marketplace Rule 5250(d)(1) which require a domestic United States company to make available to its shareholders a copy of its annual report containing its audited financial statements in one of three specific ways. Instead of distributing copies of our annual report by mail, furnishing an annual report in accordance with Rule 14a-16 under the Exchange
Act or posting our annual report on our website and undertaking to provide a hard copy thereof free of charge upon request, we simply make our annual report available to shareholders via our website (http://www.vocaltec.com).

----------

(1) Represents shares purchased under the Stock Repurchase Agreement between us and Cisco Systems International B.V., dated March 2, 2009. Under the Share
Purchase Agreement we bought an aggregate of 1,673,549 of our shares, constituting approximately 22.7% of our issued and outstanding share capital as of such date, from Cisco Systems International B.V., our largest shareholder as of such date. The share purchase was executed at a price per share of $0.40, for a total aggregate purchase price of approximately $669,000.

PART THREE.

ITEM 17. FINANCIAL STATEMENTS

Not applicable.

ITEM 18. FINANCIAL STATEMENTS

                VOCALTEC COMMUNICATIONS LTD. AND ITS SUBSIDIARIES

                        CONSOLIDATED FINANCIAL STATEMENTS

                             AS OF DECEMBER 31, 2008

IN U.S. DOLLARS

INDEX

                                                                      PAGE
                                                                  ------------

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM                F-2

CONSOLIDATED BALANCE SHEETS                                         F-3 - F-4

CONSOLIDATED STATEMENTS OF OPERATIONS                                  F-5

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY                          F-6

CONSOLIDATED STATEMENTS OF CASH FLOWS                                  F-7

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS                          F-8 - F-31

                                     F - 1

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

                          VOCALTEC COMMUNICATIONS LTD.

     We have audited the accompanying consolidated balance sheets of VocalTec
Communications Ltd. ("the Company") and its subsidiaries as of December 31, 2008 and 2007, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2008. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2008 and 2007, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2008, in conformity with U.S. generally accepted accounting principles.

Tel-Aviv, Israel                                 KOST FORER GABBAY & KASIERER
June 4, 2009                                   A Member of Ernst & Young Global

                                     F - 2

                                                    VOCALTEC COMMUNICATIONS LTD.
                                                            AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

                                                                                             DECEMBER 31,
                                                                                         --------------------
                                                                                NOTE      2008          2007
                                                                               -------   -------      -------

    ASSETS

CURRENT ASSETS:

  Cash and cash equivalents                                                              $ 5,090      $ 4,496
  Short term bank deposits                                                                 9,900            -
  Restricted cash                                                                            554          539
  Trade receivables (net of allowance for doubtful accounts of $ 0 and
    $ 160 as of December 31, 2008 and 2007, respectively)                                    214          625
  Prepaid expenses and other accounts receivable                                  3          483        1,543
  Severance pay funds                                                                        489          421
  Inventories                                                                     4           38          261
                                                                                         -------      -------

TOTAL current assets                                                                      16,768        7,885
                                                                                         -------      -------

SEVERANCE PAY FUNDS                                                                          618        1,010
                                                                                         -------      -------

PROPERTY AND EQUIPMENT, NET                                                       5          614          655
                                                                                         -------      -------

OTHER INTANGIBLE ASSETS                                                           6          160        2,481
                                                                                         -------      -------

GOODWILL                                                                          6            -        2,297
                                                                                         -------      -------

Total assets                                                                             $18,160      $14,328
                                                                                         =======      =======

The accompanying notes are an integral part of the consolidated financial statements.

                                     F - 3

                                                    VOCALTEC COMMUNICATIONS LTD.
                                                            AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE DATA

                                                                                 DECEMBER 31,
                                                                           -----------------------
                                                                NOTE         2008           2007
                                                               ------      --------       --------

    LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:

  Trade payables                                                           $  1,707       $    813
  Accrued expenses and other accounts payable                       7         3,300          3,166
  Accrued severance pay                                                         756            552
  Deferred revenues                                                             885          2,697
                                                                           --------       --------

TOTAL current liabilities                                                     6,648          7,228
                                                                           --------       --------

LONG-TERM LIABILITIES:

  Accrued severance pay                                                         870          1,393
                                                                           --------       --------

TOTAL long-term liabilities                                                     870          1,393
                                                                           --------       --------

TOTAL liabilities                                                             7,518          8,621
                                                                           --------       --------

COMMITMENTS AND CONTINGENCIES                                       8

SHAREHOLDERS' EQUITY:                                              10

  Share capital
    Ordinary shares of NIS 0.13 par value:
     Authorized - 150,000,000 shares at December 31, 2008
     and 2007; Issued and outstanding - 7,376,364 shares
     at December 31, 2008 and 2007                                              213            213
  Other comprehensive income                                       12            76             18
  Additional paid-in capital                                                 94,761         93,592
  Accumulated deficit                                                       (84,408)       (88,116)
                                                                           --------       --------

TOTAL shareholders' equity                                                   10,642          5,707
                                                                           --------       --------

                                                                           $ 18,160       $ 14,328
                                                                           ========       ========

The accompanying notes are an integral part of the consolidated financial statements.

                                     F - 4

                                                    VOCALTEC COMMUNICATIONS LTD.
                                                            AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA

                                                                                             YEAR ENDED DECEMBER 31,
                                                                                      --------------------------------------
                                                                           NOTE         2008           2007           2006
                                                                          ------      --------       --------       --------

Sales:                                                                        13
  Products                                                                            $  3,980       $  3,006       $  4,738
  Services                                                                               2,134          2,748          2,542
                                                                                      --------       --------       --------

                                                                                         6,114          5,754          7,280
                                                                                      --------       --------       --------
Cost of sales *):
  Products                                                                               2,027          2,027          2,171
  Services                                                                                 580            523            563
                                                                                      --------       --------       --------

                                                                                         2,607          2,550          2,734
Inventory write-off                                                                          -            459              -
Amortization of intangible assets                                                          328            385            392
                                                                                      --------       --------       --------

                                                                                         2,935          3,394          3,126
                                                                                      --------       --------       --------

Gross profit                                                                             3,179          2,360          4,154
                                                                                      --------       --------       --------

Operating expenses:
  Research and development, net                                               14         4,154          4,567          4,619
  Selling and marketing                                                                  3,554          4,736          4,147
  General and administrative                                                             2,704          1,992          2,474
  Income from sale of patents, net                                            17       (14,913)             -              -
  Impairment of goodwill and intangible assets                                           3,993          5,437              -
                                                                                      --------       --------       --------

TOTAL net operating expenses (income)                                                     (508)        16,732         11,240
                                                                                      --------       --------       --------

Operating income (loss)                                                                  3,687        (14,372)        (7,086)
Other income, net                                                                            -              -             42
Financial income, net                                                         15            90            230             32
                                                                                      --------       --------       --------

Income (loss) before taxes on income                                                     3,777        (14,142)        (7,012)
Taxes on income                                                               16            69             37              -
                                                                                      --------       --------       --------

Net Income (loss)                                                                     $  3,708       $(14,179)      $ (7,012)
                                                                                      ========       ========       ========

Dividend in respect of reduction in exercise price of
  certain warrants                                                                           -              -            (37)
                                                                                      --------       --------       --------

Net Income (loss) attributable to ordinary shareholders                               $  3,708       $(14,179)      $ (7,049)
                                                                                      ========       ========       ========

Basic and diluted net income (loss) per Ordinary share                        12      $   0.50       $  (1.92)      $  (1.30)
                                                                                      ========       ========       ========

Weighted average number of Ordinary shares used in
  computing net loss per Ordinary share - basic and diluted                              7,376          7,376          5,436
                                                                                      ========       ========       ========

The accompanying notes are an integral part of the consolidated financial statements.

                                     F - 5

                                                    VOCALTEC COMMUNICATIONS LTD.
                                                            AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE DATA

                                                  NUMBER OF
                                                   SHARES        AMOUNT       ADDITIONAL      DEFERRED                        OTHER         TOTAL
                                                  ---------     ---------      PAID-IN      STOCK BASED    ACCUMULATED   COMPREHENSIVE  SHAREHOLDERS'
                                                   ORDINARY     ORDINARY       CAPITAL     COMPENSATION      DEFICIT         INCOME        EQUITY
                                                  ---------     ---------     ---------      ---------      ---------      ---------      ---------

Balance as of January 1, 2006                     4,661,627     $     132     $  79,652      $     (67)     $ (66,854)     $       -      $  12,863
Reclassification of deferred stock
  compensation due to the
  adoption of SFAS 123(R)                                 -             -           (67)            67                             -              -
Stock based compensation related to
  options issued to employees                                                       948                                            -            948
Exercise of employees stock options                  29,737             1           149              -              -              -            150
Issuance of ordinary shares and warrants
  in private placements                           2,685,000            80     *) 11,509              -              -              -         11,589
Dividend in respect of reduction in
   exercise price of certain warrants                     -             -            37              -            (37)             -              -
Net loss                                                                -             -              -         (7,012)             -         (7,012)
                                                  ---------     ---------     ---------      ---------      ---------      ---------      ---------

Balance as of December 31, 2006                   7,376,364           213        92,228              -        (73,903)             -         18,538
Stock based compensation related to
   options issued to employees                            -             -         1,147              -              -              -          1,147
Other comprehensive income related to
   unrealized gain on derivative instruments              -             -             -              -              -             18             18
Cumulative effect of FIN 48 adoption                      -             -             -              -            (34)             -            (34)
Reversal of a provision for issuance expenses             -             -           217              -              -              -            217
Net loss                                                  -             -             -              -        (14,179)             -        (14,179)
                                                  ---------     ---------     ---------      ---------      ---------      ---------      ---------

Balance as of December 31, 2007                   7,376,364           213        93,592              -        (88,116)            18          5,707

Stock based compensation related to options
   issued to employees                                    -             -         1,169              -              -              -          1,169
Other comprehensive income related to
   unrealized gain on derivative instruments              -             -             -              -              -             58             58
Net Income                                                -             -             -              -          3,708              -          3,708
                                                  ---------     ---------     ---------      ---------      ---------      ---------      ---------

Balance as of December 31, 2008                   7,376,364     $     213     $  94,761      $       -      $ (84,408)     $      76      $  10,642
                                                  =========     =========     =========      =========      =========      =========      =========

*)   Net of issuance expenses of $ 1,075.

The accompanying notes are an integral part of the consolidated financial statements.

                                     F - 6

                                                    VOCALTEC COMMUNICATIONS LTD.
                                                            AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

                                                                               YEAR ENDED DECEMBER 31,
                                                                         ------------------------------------
                                                                           2008          2007          2006
                                                                         --------      --------      --------

CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income (loss)                                                      $  3,708      $(14,179)     $ (7,012)
  Adjustments required to reconcile net loss to net cash used in operating activities:
    Depreciation and amortization                                             818           977         1,428
    Impairment of Goodwill and intangible assets                            3,993         5,437             -
    Changes in the accrued liability for severance pay                       (318)            7          (697)
    Compensation expense related to shares and options issued to
      employees, net                                                        1,169         1,147           948
    Gain on sale of equipment                                                   -            (4)          (19)
    Gain on amounts funded in respect of severance pay                        (62)         (187)         (158)
    Capital gain from sale of patents                                     (14,913)            -             -
    Decrease (increase) in trade receivables, net                             411           818          (868)
    Decrease (increase) in prepaid expenses and other receivables           1,118          (197)           50
    Decrease in inventories                                                   223           277           517
    Increase (decrease) in trade payables                                     894          (117)         (483)
    Increase (decrease) in accrued expenses and other liabilities             133          (439)       (1,142)
    Increase (decrease) in deferred revenues                               (1,812)        2,520             6
                                                                         --------      --------      --------

Net cash provided by (used in) operating activities                        (4,638)       (3,940)       (7,430)
                                                                         --------      --------      --------

CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchase of property and equipment                                         (269)         (178)         (335)
  Proceeds from sale of property and equipment                                  -             4            26
  Proceeds from sale of patents                                            17,413             -             -
  Payments related to sale of patents                                      (2,383)
  Investment in short term deposit                                         (9,900)            -        (3,000)
  Investment in restricted cash                                               (15)         (377)            -
  Proceeds from short term deposit and restricted cash                          -         3,000             -
Amounts withdrawn (funded) in respect of severance pay funds, net             386            33           847
                                                                         --------      --------      --------

Net cash provided by (used in) investing activities                         5,232         2,482        (2,462)
                                                                         --------      --------      --------

CASH FLOWS FROM FINANCING ACTIVITIES:
  Repayment of loan from shareholder                                            -             -        (1,031)
  Proceeds from issuance of shares upon exercise of stock options by
    employees                                                                   -             -           150
  Issuance of shares, net                                                       -             -        11,589
                                                                         --------      --------      --------

Net cash provided by financing activities                                       -             -        10,708
                                                                         --------      --------      --------

Increase (decrease) in cash and cash equivalents                              594        (1,458)          816
Cash and cash equivalents at the beginning of the year                      4,496         5,954         5,138
                                                                         --------      --------      --------

Cash and cash equivalents at the end of the year                         $  5,090      $  4,496      $  5,954
                                                                         ========      ========      ========

SUPPLEMENTAL CASH FLOWS INFORMATION:
  Cash paid during the year for income taxes                             $     46      $     22      $     27
                                                                         ========      ========      ========

The accompanying notes are an integral part of the consolidated financial statements.

                                     F - 7

                                                    VOCALTEC COMMUNICATIONS LTD.
                                                            AND ITS SUBSIDIARIES

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

     b.   On November 24, 2005, VocalTec acquired all of the issued and outstanding Ordinary shares of Tdsoft Ltd. ("Tdsoft"), a
          privately-held company organized in Israel, and as consideration issued to Tdsoft shareholders Ordinary shares of VocalTec
          constituting, immediately following such issuance, 75% of the issued and outstanding share capital of VocalTec. For accounting purposes, the transaction was accounted for as a reverse acquisition, with
          Tdsoft treated as the accounting acquirer. Accordingly, the acquisition was accounted for as a purchase business combination using
          Tdsoft's historical financial information and recording VocalTec acquired assets and assumed liabilities at fair value as of November
          24, 2005. Tdsoft is engaged in the development and marketing of systems that enable service providers to deliver voice services over different types of access networks. The Company derives revenues from the sale of its systems, including software it develops and maintenance services relating to the systems and software sold.
          Towards the end of 2007, Tdsoft discontinued the marketing of most of its products.

     c.   The Company derived revenues from several major customers - see note
          12.

     d.   In 2008, the Company signed two Patent Purchase Agreements (PPA) for the sale of selected patents. Pursuant to the agreements, the Company sold 15 patents and certain patent-related rights, out of the company's portfolio of 22 patents - see note 17.

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

                                     F - 8

                                                    VOCALTEC COMMUNICATIONS LTD.
                                                            AND ITS SUBSIDIARIES

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (CONT.)

     b.   Financial statements in U.S. dollars:

          The financial statements have been prepared in U.S. dollars
          ("dollar"), since the currency of the primary economic environment in which the operations of the Company and certain subsidiaries are conducted is the dollar. Most of the Company's revenues are generated in dollar. In addition, a considerable portion of the Company's costs is incurred in dollars and the Company's financing is generally obtained in dollar. The Company's management believes that the dollar is the currency of the primary economic environment in which the
          Company operates. Thus, the functional and reporting currency of the
          Company is the dollar. Accordingly, the Company's and its
          subsidiaries' transactions and balances denominated in dollars are presented at their original amounts. Transactions and balances in other currencies have been remeasured into dollars in accordance with the guidance in Statements of the Financial Accounting Standard No.
          52, "Foreign Currency Translation" ("SFAS No. 52"). Exchange gain and loss are presented in financial income net.

     c.   Principles of consolidation:

          The consolidated financial statements include the accounts of the
          Company and its directly and indirectly wholly-owned subsidiaries. As of the balance sheet date the only significant subsidiary is Tdsoft
          Ltd.

     d.   Cash equivalents, restricted cash and short term bank deposits:

          Cash equivalents are short-term, highly liquid investments that are readily convertible to cash with original maturities of three months or less.

          Restricted cash is invested in highly liquid deposits, which are used as security for bank guarantees provided primarily to lessors of office premises and motor vehicles (see note 8).

          Short term bank deposits with original maturities of more than three months but less than one year are presented as part of short-term investments. Such deposits are presented at cost including accrued interest. Interest on the deposits is recorded as financial income.

     e.   Inventories:

          Inventories are stated at the lower of cost or market value. Inventory write-offs are provided to cover risks arising from slow-moving items, technological obsolescence and discontinued products. Costs are determined as follows:

          Components cost is determined by the average-cost method.

          Hardware products are determined on the basis of direct costs, with costs measured on an average basis.

                                     F - 9

                                                    VOCALTEC COMMUNICATIONS LTD.
                                                            AND ITS SUBSIDIARIES

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (CONT.)

     f.   Fair value of financial instruments:

          The Company adopted the provision of FASB Statement 157 "Fair Value
          Measurements and certain related FASB staff positions ("Statement
          157") on January 1, 2008 except as it apply to the nonfinancial assets and nonfinancial liabilities subject to FSP FAS 157-2. Statement 157 defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required to be recorded at fair value, the Company considers the principal or most advantageous market in which it would transact and consider assumptions that market participants would use when pricing the asset or liability, such as inherent risk, transfer restrictions, and risk of nonperformance.

          Statement 157 also establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument's categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Statement 157 establishes three levels of inputs that may be used to measure fair value:

          -    Level 1: quoted prices in active markets for identical assets or liabilities;

          -    Level 2: inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices in active markets for similar assets or liabilities, quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities; or

          -    Level 3: unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

               The actual value at which such financial assets could actually be sold or settled with a willing buyer or seller may differ from such estimated fair values depending on a number of factors including, but not limited to, current and future economic conditions, the quantity sold or settled, the presence of an active market and the availability of a willing buyer or seller.

     g.   Property and equipment, net:

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
          Office furniture and equipment                        6 - 25 (mainly-8%)
          Leasehold improvements                     Over the shorter of the term of the lease
                                                            or the life of the asset

                                     F - 10

                                                    VOCALTEC COMMUNICATIONS LTD.
                                                            AND ITS SUBSIDIARIES

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (CONT.)

     h.   Impairment of long-lived assets:

          The Company's long-lived assets are reviewed for impairment in accordance with SFAS No. 144, whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. The loss is allocated to the long-lived assets of the group on a pro rata basis using the relative carrying amounts of those assets, except that the loss allocated to an individual long-lived asset of the group shall not reduce the carrying amount of that asset below its fair value whenever that fair value is determinable As of December 31, 2008, 2007 and 2006 no impairment losses have been identified for property and equipment since fair value of those assets was higher then its carrying amounts

          Intangible assets are comprised of acquired technology, customer contracts, customer relations, trade name and patents. All intangible assets are amortized using the straight-line method over their estimated useful life.

          During 2006 and 2007 no impairment losses were identified. During
          2008, the Company recorded an impairment loss for intangible assets in the amount of $ 1,639.

     i.   Goodwill:

          Goodwill is measured as the excess of the cost of an acquired company over the sum of the amounts assigned to tangible and identifiable intangible assets acquired less liabilities assumed. Goodwill is not amortized, but rather reviewed for impairment at least annually in accordance with the provisions of SFAS No. 142. The goodwill impairment test under SFAS No. 142 involves a two-step approach. Under the first step, the Company determines the fair value of each reporting unit to which goodwill has been assigned. The Company determined that it has only one reporting unit. The Company then compares the fair value of each reporting unit to its carrying value, including goodwill. The Company estimates the fair value of each reporting unit by estimating the present value of the reporting unit's future cash flows. If the fair value exceeds the carrying value, no impairment loss is recognized. If the carrying value exceeds the fair value, the goodwill of the reporting unit is considered potentially impaired and the second step is completed in order to measure the impairment loss. Under the second step, goodwill is reduced to its implied fair value through an adjustment to the goodwill balance, resulting in an impairment charge. The Company has elected to perform its analysis of goodwill during the fourth quarter of each year.
          During 2006 no impairment loss was identified. In 2007 and 2008, the
          Company recorded impairment losses for goodwill in the amounts of $
          5,437 and $ 2,297, respectively.

                                     F - 11

                                                    VOCALTEC COMMUNICATIONS LTD.
                                                            AND ITS SUBSIDIARIES

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (CONT.)

     j.   Revenue recognition:

          The Company generates revenues from licensing the rights to use its software products, from the sale of its systems and from providing maintenance, engineering and support services. The Company's products are sold both to end users and to resellers, who are considered end-users for the purpose of revenue recognition.

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

          Where software arrangements involve multiple elements, revenue should be allocated to each undelivered element based on vendor specific objective evidence ("VSOE") of the fair value of the undelivered element. The VSOE used by the Company until the end of 2006 to allocate the arrangement fees to support services and maintenance was based on the price charged when these elements were sold separately
          (upon renewal). Revenues for the delivered product until the end of
          2006 were recorded based on the "residual method" presented by SOP
          98-9, "Modification of SOP 97-2, Software Revenue Recognition With
          Respect to Certain Transactions", whereby the remainder of the arrangement fee, after allocating revenue to undelivered elements which are not considered essential to the software's functionality as described above is allocated to the delivered product. Under the residual method revenue is recognized for the delivered elements when
          (1) there is VSOE of fair value on all the undelivered elements and
          (2) all revenue recognition criteria of SOP 97-2 are satisfied. Under the residual method any discount in the arrangement is allocated to the delivered element. As a result , revenues allocated to the support services and maintenance were recognized ratably over the service period.

          Effective January 1, 2007, due to a limited number of separate support services and maintenance contracts consummated during 2007 since the
          Company began providing its services through distributors and integrators, VSOE is no longer attainable to support allocation of services and maintenance revenues. Accordingly, recognition of revenues from bundled software arrangements in 2008 and 2007 are recognized ratably over the period of the last delivered element in the arrangement, which is typically the customer support and maintenance service period, assuming all other revenue recognition criteria are met.

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

                                     F - 12

                                                    VOCALTEC COMMUNICATIONS LTD.
                                                            AND ITS SUBSIDIARIES

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (CONT.)

          Revenue from software maintenance and technical support contracts is recognized on a straight line basis over the term of the maintenance and support arrangement.

          In 2006 deferred revenue includes unearned amounts received under the maintenance and support contracts and amounts received from customers but not recognized as revenues. From 2007, deferred revenue includes amounts received under bundled software arrangements and amounts received from customers, but not recognized as revenue.

          Revenue from sale of systems is recognized upon delivery to the end-user or the reseller. Provisions for warranty are made at the time of the sale. Such revenues are recognized in accordance with Staff
          Accounting Bulletin No. 104, "Revenue Recognition in Financial
          Statements" ("SAB No. 104").

     k.   Research and development costs, net:

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

     l.   Royalties-bearing grants

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

     m.   Income taxes:

          The Company and its subsidiaries account for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes". This
          Statement prescribes the use of the liability method whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The
          Company and its subsidiaries provide a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value. As of December 31, 2008, a full valuation allowance was provided by the Company. See Note 15 for the impact of adoption of FIN
          48, Accounting for uncertainty in Income Taxes, in 2007.

                                     F - 13

                                                    VOCALTEC COMMUNICATIONS LTD.
                                                            AND ITS SUBSIDIARIES

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (CONT.)

     n.   Accounting for stock-based compensation:

          The Company accounts for stock-based compensation in accordance with
          SFAS No. 123 (revised 2004), "Share-Based Payment" ("SFAS No.
          123(R)"). SFAS No. 123(R) requires companies to estimate the fair value of equity-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service periods in the Company's consolidated income statements.

          The Company adopted SFAS 123(R) using the modified prospective transition method, which requires the application of the accounting standard as of January 1, 2006, the first day of the Company's fiscal year 2006. Under that transition method, compensation cost recognized in the year ended December 31, 2008 and 2007, includes: (a)
          compensation cost for all share-based payments granted prior to, but not yet vested as of January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of
          Statement 123, and (b) compensation cost for all share-based payments granted subsequent to January 1, 2006, based on the grant-date fair value estimated in accordance with the provisions of SFAS 123(R). As required by the modified prospective method results for prior periods have not been restated. The Company recognized compensation expenses for the value of these awards, which has graded vest on the accelerated attribution method over the requisite service period of each of the award, net of estimated forfeitures. Estimated forfeitures were based on actual historical pre-vesting forfeitures. The Company applied the provisions of SAB107 in it's adoption of FAS123R.

          Expenses include stock based compensation related to employees as follows:

                                        YEAR ENDED DECEMBER 31,
                                  ----------------------------------
                                    2008         2007         2006
                                  --------     --------     --------

Cost of sales                     $     17     $     18     $      8
Research and development, net          357          353          248
Selling and marketing                  263          224          138
General and administrative             532          552          554
                                  --------     --------     --------

                                  $  1,169     $  1,147     $    948
                                  ========     ========     ========

          The fair value for options granted in 2006, 2007 and 2008 is amortized over their vesting period and is estimated at the date of grant using a Black-Scholes options pricing model with the following weighted average assumptions:

                                          YEAR ENDED DECEMBER 31,
                                   ------------------------------------
EMPLOYEE STOCK OPTIONS               2008          2007          2006
----------------------             --------      --------     ---------

Expected volatility                     115%          120%          105%
Risk-free interest                      2.4%          4.7%          4.9%
Dividend yield                            0%            0%            0%
Expected life (years)               5 years       5 years     4.6 years

                                     F - 14

                                                    VOCALTEC COMMUNICATIONS LTD.
                                                            AND ITS SUBSIDIARIES

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (CONT.)

          The computation of expected volatility is based on realized historical stock price volatility of the Company over historical period equal to the employee's stock options expected life. The interest rate for period within the contractual life of the award is based on the U.S.
          Treasury yield curve in effect at the time of grant. The Company has historically not paid dividends and has no foreseeable plans to pay dividends. In December 2007, the SEC staff issued Staff Accounting
          Bulletin No. 110 ("SAB 110"), which became effective on January 1,
          2008. SAB 110 amends Staff Accounting Bulletin No. 107 ("SAB 107"),
          Share-Based Payment. SAB 110 expresses the views of the SEC staff regarding the use of a "simplified" method in developing an estimate of expected term of "plain vanilla" share options in accordance with
          FASB Statement No. 123(R), Share-Based Payment. Under the "simplified"
          method, the expected term is calculated as the midpoint between the vesting date and the end of the contractual term of the option. The use of the "simplified" method, which was first described in SAB 107, was scheduled to expire on December 31, 2007. SAB 110 extends the use of the "simplified" method for "plain vanilla" awards in certain situations. The SEC staff does not expect the "simplified" method to be used when sufficient information regarding exercise behavior, such as historical exercise data or exercise information from external sources, becomes available. The adoption of SAB 110 did not have any effect on the Company's financial statements.

          The Company currently uses the simplified method as adequate historical experience is not available to provide a reasonable estimate. The Company adopted SAB 110 effective January 1, 2008 and will continue to apply the simplified method until enough historical experience is available to provide a reasonable estimate of the expected term for stock option grants.

          The Company recognizes these compensation costs net of a forfeiture rate for only those shares expected to vest on accelerated attribution basis over the requisite service period of the award, which is generally the option vesting term of one to three years. SFAS 123(R)
          requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

     o.   Severance pay:

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

          Severance expense for the years ended December 31, 2008, 2007 and 2006 amounted to approximately $ 494, $ 787 and $ 170, respectively.

     p.   Concentration of credit risks:

          Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, restricted cash and trade receivables.

                                     F - 15

                                                    VOCALTEC COMMUNICATIONS LTD.
                                                            AND ITS SUBSIDIARIES

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (CONT.)

          Cash and cash equivalents and the short term deposit are invested in
          U.S. dollars with major banks in Israel. Generally, these deposits may be redeemed upon demand, and bear minimal risk.

          The Company's trade receivables are generally derived from sales of products and services rendered to large and solid organizations located primarily in Europe (mainly Russia), North America, and the
          Far East. The Company performs ongoing credit evaluations of its customers. To date the Company has not experienced any material losses in respect of its trade receivable. For new customers, the Company may require a letter of credit or upfront cash payments. An allowance for doubtful accounts is determined on specific basis in accordance with
          Management's estimation and historical experience.

          Expense (income) resulting from the net increase (decrease) in the allowance for doubtful accounts was $ (20), $ 40 and $ 70 for the years ended December 31, 2008, 2007 and 2006, respectively.

          The Company sometimes uses derivative financial instruments to manage its exposure to fluctuations in foreign exchange rates. The Company accounts for derivative financial instruments in accordance with SFAS
          133, "Accounting for Derivative Instruments and Hedging Activities"
          ("SFAS No. 133"). Under SFAS No. 133, all derivatives are recorded as either assets or liabilities in the consolidated balance sheet, at fair value. The classification of gains and losses resulting from changes in the fair values of derivatives is dependent on the intended use of the derivative and its resulting designation. Adjustments to reflect changes in fair values of derivatives not designated as hedging instruments are reflected in earnings. For derivative instruments that are designated and qualify as a cash flow hedge, the effective portion of the gain or loss on the derivative instrument is reported as a component of other comprehensive income and reclassified into earnings in the same line item associated with the forecasted transaction in the same period during which the hedge transaction affects earnings. The ineffective portion of derivative's change in fair value is recognized in earnings depending upon the exposure being hedged.

          Income resulting from the hedging activities was $18, $ 0 and $ 0 for the years ended December 31, 2008, 2007 and 2006, respectively.

     q.   Net income (loss) per share:

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

          In the years ended December 31, 2008, 2007 and 2006, all outstanding stock options have been excluded from the calculations of diluted net earning (loss) per share, since they would have an anti-diluted effect.

                                     F - 16

                                                    VOCALTEC COMMUNICATIONS LTD.
                                                            AND ITS SUBSIDIARIES

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (CONT.)

     r.   Impact of recently issued accounting standards:

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

          SFAS 141(R) amends SFAS No. 109, Accounting for Income Taxes ("SFAS
          No. 109"), to require the acquirer to recognize changes in the amount of its deferred tax benefits that are recognizable because of the consummation of a business combination either in income from continuing operations in the period of the combination or directly in contributed capital, depending on the circumstances.

          It also amends SFAS 142, Goodwill and Other Intangible Assets ("SFAS
          No. 142"), to, among other things, provide guidance on the impairment testing of acquired research and development intangible assets and assets that the acquirer intends not to use. SFAS 141(R) applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The Company does not expect that the adoption of SFAS 141R will have any impact on its consolidated financial statements.

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
          SFAS 160 also changes the way the consolidated income statement is presented by requiring consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the noncontrolling interest. It also requires disclosure, on the face of the consolidated statement of income, of the amounts of consolidated net income attributable to the parent and to the noncontrolling interest. SFAS 160 requires that a parent recognize a gain or loss in net income when a subsidiary is deconsolidated and requires expanded disclosures in the consolidated financial statements that clearly identify and distinguish between the interests of the parent owners and the interests of the noncontrolling owners of a subsidiary. SFAS 160 is effective for fiscal periods, and interim periods within those fiscal years, beginning on or after December 15,
          2008. The Company does not expect the adoption of SFAS No. 160 will have significant impact on its consolidated financial statement.

                                     F - 17

                                                    VOCALTEC COMMUNICATIONS LTD.
                                                            AND ITS SUBSIDIARIES

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (CONT.)

          In February 2008, the FASB issued FASB Staff Position No. FAS 157-1,
          "Application of FASB Statement No. 157 to FASB Statement No. 13 and
          Other Accounting Pronouncements That Address Fair Value Measurements
          for Purposes of Lease Classification or Measurement under Statement
          13" and FASB Staff Position No. FAS 157-2, "Effective Date of FASB
          Statement No. 157". Collectively, the Staff Positions defer the effective date of Statement 157 to fiscal years beginning after
          November 15, 2008 for nonfinancial assets and nonfinancial liabilities except for items that are recognized or disclosed at fair value on a recurring basis at least annually, and amend the scope of Statement
          157. As described in Note 4, the Company adopted Statement 157 and the related FASB staff positions except for those items specifically deferred under FSP No. FAS 157-2.

          In March 2008, the FASB issued Statement 161 "Disclosures about
          Derivative Instruments and Hedging Activities" ("SFAS 161") an
          amendment to FASB No. 133. This statement changes the disclosure requirements for derivative instruments and hedging activities.
          Entities are required to provide enhanced disclosures about (a) how and why and entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under

          Statement 133 and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity's financial position, financial performance, and cash flows. This statement is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. Early application is encouraged. The Company does not expect the adoption of SFAS 161 to have a material impact on its financial position, results of operations or cash flows.

          In June 2008, the FASB issued EITF No. 07-5 "Determining whether an
          Instrument (or Embedded Feature) is indexed to an Entity's Own Stock"
          ("EITF 07-5"). EITF 07-5 is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. Early application is not permitted.
          Paragraph 11(a) of SFAS No. 133 specifies that a contract that would otherwise meet the definition of a derivative but is both (a) indexed to the Company's own stock and (b) classified in stockholders' equity in the statement of financial position would not be considered a derivative financial instrument. EITF 07-5 provides a new two-step model to be applied in determining whether a financial instrument or an embedded feature is indexed to an issuer's own stock and thus able to qualify for the SFAS 133 paragraph 11(a) scope exception. The
          Company believes adopting this statement will have no impact on the consolidated financial statements.

                                     F - 18

                                                    VOCALTEC COMMUNICATIONS LTD.
                                                            AND ITS SUBSIDIARIES

NOTE 3:- PREPAID EXPENSES AND OTHER ACCOUNTS RECEIVABLE

                                                                       DECEMBER 31,
                                                                 ---------------------
                                                                   2008         2007
                                                                 --------     --------

Prepaid expenses *)                                              $    182     $  1,394
Research and development participation and grants receivable            -           14
Government authorities                                                132           80
Others                                                                169           55
                                                                 --------     --------

                                                                 $    483     $  1,543
                                                                 ========     ========

     *)   As of December 31, 2008 and 2007, including $ 115 and $ 1,283, respectively, of costs of hardware products delivered to customers'
          sites and not recognized as cost of sales since revenue in the related arrangements is being recognized over the last deliverable element
          (see also note 2k).

NOTE 4:- INVENTORIES

                                                                      DECEMBER 31,
                                                                 ---------------------
                                                                   2008         2007
                                                                 --------     --------

Components                                                       $     38     $     61
Finished goods                                                          -          200
                                                                 --------     --------

                                                                 $     38     $    261
                                                                 ========     ========

     *)   Write-off of inventories for the years ended December 31, 2008, 2007 and 2006 amounted to $ 0, $ 459 and $ 0, respectively.

     During 2008, the Company purchased old equipment from one of its customers, in the amount of $300,000. The equipment was recorded as inventory, and during the year has been written off and recorded against deduction from service revenues.

NOTE 5:- PROPERTY AND EQUIPMENT, NET

                                                                      DECEMBER 31,
                                                                 ---------------------
                                                                   2008         2007
                                                                 --------     --------

Cost:
  Computers and related equipment                                $  4,844     $  4,579
  Office furniture, equipment and leasehold improvements            1,316        1,314
  Motor vehicle                                                         -           10
                                                                 --------     --------

                                                                    6,170        5,903

Less - accumulated depreciation                                     5,546        5,248
                                                                 --------     --------

Property and equipment, net                                      $    614     $    655
                                                                 ========     ========

     Depreciation expense was $ 308, $ 411 and $ 522 for the years ended
     December 31, 2008, 2007 and 2006, respectively.

     All of the property and equipment is located in Israel.

                                     F - 19

                                                    VOCALTEC COMMUNICATIONS LTD.
                                                            AND ITS SUBSIDIARIES

NOTE 6:- GOODWILL AND OTHER INTANGIBLE ASSETS

                                                                      DECEMBER 31,
                                                                 ---------------------
                                                                   2008         2007
                                                                 --------     --------

Intangible assets
Cost:
  Technology                                                     $  3,049     $  3,049
  Customer contracts                                                  372          372
  Customer relations                                                  887          887
  Trade name                                                          301          301
  Patents                                                              80          250
                                                                 --------     --------

                                                                    4,689        4,859

Accumulated amortization (including write downs):
   Technology (including $1,093 write down in 2008)                 3,049        1,628
   Customer contracts                                                 372          372
   Customer relations (including $494 write down in 2008)             887          265
   Trade name (including $51 write down in 2008)                      141           60
   Patents                                                             80           53
                                                                 --------     --------

                                                                    4,529        2,378
                                                                 --------     --------

Total amortized cost                                             $    160     $  2,481
                                                                 --------     --------

Goodwill                                                         $      -     $  2,297
                                                                 ========     ========

     a.   The future annual estimated amortization expense of the intangible assets in the next 5 years relating to VocalTec's amortizable intangible assets existing as of December 31, 2008, is approximately as follows:

                                                       TOTAL
                                                    AMORTIZATION
                                                    ------------

          2009                                         $   40
          2010                                             40
          2011                                             40
          2012                                             40

     b.   Amortization expenses amounted to approximately $ 508, $ 566 and $ 906 for the years ended December 31, 2008, 2007and 2006.

          Due to the fact that As of December 31, 2008 and 2007, the Company's market value was substantially lower than the shareholders equity in its books, and due to the Company's loss in 2008 (excluding the income from patent sale) ,the Company performed impairment test of long lived operating assets, including intangible assets. As a result of the impairment test of long lived operating assets, including intangible assets, the Company recorded impairment loss of approximately $ 1,639 related to intangible assets in 2008. This impairment loss is included in separate line item in the statement of operations, together with impairment loss related to impairment of goodwill (see note 2h). The
          Company identified two assets groups, its patent portfolio and all other operating assets and liabilities except the patent portfolio, as defined in SFAS 144. The fair value of the asset groups was estimated using the income approach.

                                     F - 20

                                                    VOCALTEC COMMUNICATIONS LTD.
                                                            AND ITS SUBSIDIARIES

NOTE 6:- GOODWILL AND OTHER INTANGIBLE ASSETS (CONT.)

     c.   The changes in the carrying amount of goodwill for the three years in the period ended December 31, 2008 are as follows:

BALANCE AS OF JANUARY 1, 2007                                  6,950

ADJUSTMENT OF GOODWILL DUE TO INCREASE IN TAX PROVISION
  RESULTED FROM THE IMPLEMENTATION OF FIN 48                     784
IMPAIRMENT LOSS                                               (5,437)
                                                            --------

BALANCE AS OF DECEMBER 31, 2007                                2,297

IMPAIRMENT LOSS                                               (2,297)
                                                            --------

BALANCE AS OF DECEMBER 31, 2008                                    -
                                                            ========

     d.   As a result of the annual impairment test of goodwill, performed at the fourth quarter of each year, the Company recorded impairment loss of approximately $ 2,297 and $ 5,437 related to goodwill in 2008 and
          2007, respectively. This impairment loss is included in separate line item in the statement of operations. The Company identified one reporting unit, as defined in SFAS 142. The fair value of the reporting unit was estimated using the discounted cash flow approach.

NOTE 7:- ACCRUED EXPENSES AND OTHER ACCOUNTS PAYABLE

                                       DECEMBER 31
                                   -------------------
                                     2008       2007
                                   --------   --------

Employees and payroll accruals     $    721   $    706
Accrued expenses                        450        370
Accrued vacation pay                    495        536
Tax accruals                          1,344      1,275
Government Institutions                 133        195
Office lease                            118          8
Others                                   39         76
                                   --------   --------

                                   $  3,300   $  3,166
                                   ========   ========

NOTE 8:- COMMITMENTS AND CONTINGENCIES

     a.   In connection with its research and development activities through
          December 31, 2008, the Company received and accrued participation payments from the Office of the Chief Scientist of the Ministry of
          Industry and Trade in Israel ("OCS"). In return for the Government of
          Israel's participation, the Company is committed to pay royalties at a rate of 3.5% - 4.5% of sales of the developed product, up to 100% of the amount of grants received linked to the U.S. dollar (grants received under programs approved subsequent to January 1, 1999, are subject to interest at the annual rate of LIBOR applicable to U.S.
          dollar deposits).

                                     F - 21

                                                    VOCALTEC COMMUNICATIONS LTD.
                                                            AND ITS SUBSIDIARIES

NOTE 8:- COMMITMENTS AND CONTINGENCIES (CONT.)

          The Company's total contingent liability for royalties payable to the
          OCS with respect to future sales, based on Government of Israel participations received or accrued, net of royalties paid or accrued, totaled approximately $ 22 million as of December 31, 2008. The obligation to pay these royalties is contingent on actual sales of the products, and in the absence of such sales, no payment is required.

          Cost of sales includes royalties paid and accrued to the Government of
          Israel in the amount of $ 208, $ 175 and $ 201 for the years ended
          December 31, 2008, 2007, and 2006, respectively. With respect to the sale of patents related payments to OCS, see Note 16.

     b.   Certain claims, mainly for patent infringement and breach of contract have been made against VocalTec Ltd., Tdsoft Ltd. or its U.S.
          subsidiary. The Company cannot estimate the exposure amount, and in any case, these allegations have not resulted in any action brought against the Company. The Company's management does not believe that it is probable that the above mentioned allegations will result in a loss to the Company. Accordingly, no provision was recorded with respect to these allegations.

          During 2008, the Company received a claim from one of its former employees in Germany, regarding his retirement conditions. The Company recorded a provision in its books in an amount deemed appropriate to cover such claim.

     c.   The Company's facilities in Israel are rented under operating leases with different periods ending through April 2010 (with renewal option). Rent expense amounted to $ 468, $ 415 and $ 256 for the years ended December 31, 2008, 2007 and 2006, respectively. Annual minimum rental commitments under non-cancelable leases at balance sheet date are approximately as follows:

          2009                468
          2010                117
                         --------

          Total          $    585
                         ========

          At the end of 2008, the Company left the third floor of its leased building in order to save expenses, and moved into one floor. Since the Company is still obligated to pay rent for the third floor until the end of the contract a liability for the lease termination cost, including remaining lease rentals, reduced by probable sub lease rentals, in the amount of $ 118 thousand was recorded.

          The Company also maintains motor vehicle leases. The total liability for early termination of such leases is approximately $ 57. Motor vehicle lease expense amounted to $ 464, $ 407 and $ 470 for the years ended December 31, 2008, 2007 and 2006, respectively.

     d.   Under the purchase agreement with Be-Connected from 2004, the bank provided the shareholders of Be-Connected on behalf of Tdsoft a bank guarantee of $ 500, in respect of certain guarantees that a shareholder of Be-Connected gave to its customers. $ 140 out of the $
          500 expired in November 2006, the other $ 360 will expire in May 2009.

     e.   The bank provided, with respect to offices lessors, bank guarantee on behalf of Tdsoft, in the amount of $ 150.

                                     F - 22

                                                    VOCALTEC COMMUNICATIONS LTD.
                                                            AND ITS SUBSIDIARIES

NOTE 9:- FAIR VALUE MEASUREMENTS

          In accordance with SFAS No. 157, the Company measures its foreign currency derivative contracts at fair value. Foreign currency derivative contracts are classified within Level 2 value hierarchy as the valuation inputs are based on quoted prices and market observable data of similar instruments.

          The following table provides information by value level for financial assets and liabilities that are measured at fair value, as defined by
          SFAS No. 157, on a recurring basis as of December 31, 2008.

                                 FAIR VALUE MEASUREMENTS
                     -----------------------------------------------
DESCRIPTION         FAIR VALUE     LEVEL 1      LEVEL 2      LEVEL 3
-----------          --------     --------     --------     --------

DERIVATIVE ASSET           76                        76
                     ========     ========     ========     ========

NOTE 10:- SHARE CAPITAL

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

     b.   In May 2006 the Company issued in a private placement in consideration for $ 4,591, net of issuance expenses of $ 548, 935,000 Ordinary
          Shares and warrants to purchase up to 424,050 Ordinary Shares at an exercise price of $ 7.9 per share. The warrants became exercisable 6 months after issuance and will remain exercisable until the fifth anniversary of the date of issuance. According to the agreements, the investors have the right to receive payment for liquidated damages if a registration statement on Form F-3 is not declared effective within
          60 days from the date of the closing and/or the failure to maintain the registration Statement effective. The liquidated damages will be in the amount of 0.0333% of the purchase price paid by the investors for each day of delay up to 10% of the proceeds received. The shares and shares to be derived from the warrants were registered for trading on NASDAQ on May 22, 2006. As of December 31, 2008, no liability was recorded in respect of the liquidated damages as the Company does not deem it probable that such liquidated damages will be made.

                                     F - 23

                                                    VOCALTEC COMMUNICATIONS LTD.
                                                            AND ITS SUBSIDIARIES

NOTE 10:- SHARE CAPITAL (CONT.)

          In December 2006 the Company decided to reduce the exercise price of the warrants issued by the Company to the investors from $ 7.9 per share to $ 6.87 per share - the closing price of the Company's ordinary shares on the Nasdaq Capital Market at the close of business immediately prior to execution of the agreement relating to the May
          2006 issuance. The benefit of $ 37 to the warrant holders from the aforementioned reduction in the exercise price was recorded as a preferred deemed dividend to the warrant holders.

          As of December 31, 2008, none of these warrants were exercised into the Company's Ordinary shares.

     c.   In November 2006, the Company issued in a private placement in consideration for $ 6,998, net of issuance expenses of $ 527,
          1,750,000 Ordinary Shares and warrants to purchase up to 1,400,000
          Ordinary Shares at an exercise price of $ 5.5 per share. The warrants are exercisable during a period ending June 30, 2011. The shares were registered for trading on NASDAQ on December 4, 2006. As of December
          31, 2008, none of these warrants were exercised into the Company's ordinary shares.

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

                                     F - 24

                                                    VOCALTEC COMMUNICATIONS LTD.
                                                            AND ITS SUBSIDIARIES

NOTE 10:- SHARE CAPITAL (CONT.)

          As of December 31, 2008, 375,533 share options are still available for future grants under the Company's existing plans, including a one time increase of 600,000 share options and an annual increase of 334,326 share options approved by the 2008 annual general meeting of the shareholders. Options which are cancelled or forfeited before expiration become available for future grants.

          A summary of the Company's share option activity under the plans is as follows:

                                                                 YEAR ENDED DECEMBER 31, 2008
                                                --------------------------------------------------------------
                                                                                   WEIGHTED
                                                                                    AVERAGE
                                                                  WEIGHTED         REMAINING
                                                                   AVERAGE        CONTRACTUAL       AGGREGATE
                                                NUMBER OF         EXERCISE         TERM (IN         INTRINSIC
                                                 OPTIONS            PRICE            YEARS)           VALUE
                                                ----------        ----------       ----------       ----------

Outstanding - beginning of year                  1,326,696        $     4.67
Granted                                          1,755,900        $     1.01
Exercised                                                -        $        -
Forfeited                                         (575,538)       $     3.68
                                                ----------        ----------

Outstanding - end of year                        2,507,058        $     2.23             5.92       $        -
                                                ==========        ==========       ==========       ==========

Vested and expected to vest - end of year        1,732,646        $     2.66             5.71       $        -
                                                ==========        ==========       ==========       ==========

Options exercisable - end of year                  637,664        $     4.72             4.72       $        -
                                                ==========        ==========       ==========       ==========

          The weighted average fair values of the options granted during 2008,
          2007 and 2006, were $ 0.36, $ 3.32 and $ 3.22, respectively.

          The total unrecognized Compensation cost related to non vested options as of December 31, 2008 is $ 2.2 million, and the weighted average period over which the cost is expected to be realized is 2.0 years.

          The following table summarizes information about options outstanding and exercisable at December 31, 2008:

                                OPTIONS OUTSTANDING                     OPTIONS EXERCISABLE
                     -----------------------------------------       -------------------------
                                     WEIGHTED-
                       AMOUNT        AVERAGE         WEIGHTED         AMOUNT         WEIGHTED
                   OUTSTANDING AT    REMAINING       AVERAGE      OUTSTANDING AT      AVERAGE
   RANGE OF         DECEMBER 31,    CONTRACTUAL      EXERCISE       DECEMBER 31,      EXERCISE
EXERCISE PRICES         2008           LIFE           PRICES           2008            PRICES
---------------      ---------       ---------                       ---------
                                      (YEARS)
                                     ---------

$ 0.00-0.50            682,560            6.63       $    0.42               -       $    0.00
$ 0.51-1.00            761,620            6.23       $    0.87          61,560       $    0.70
$ 1.01-3.00            266,880            6.38       $    2.98          14,250       $    2.88
$ 3.01-5.00            519,226            5.07       $    3.52         324,692       $    3.55
$ 5.01-20.00           268,906            4.52       $    6.12         229,296       $    6.17
$ 20.01-224.25           7,866            3.30       $   45.53           7,866       $   45.53
                     ---------                                       ---------       ---------

                     2,507,058            5.92       $    2.23         637,664       $    4.72
                     =========                                       =========

                                     F - 25

                                                    VOCALTEC COMMUNICATIONS LTD.
                                                            AND ITS SUBSIDIARIES

NOTE 11:- NET LOSS PER SHARE

          The following table sets forth the computation of basic and diluted net loss per Ordinary share:

                                                                       YEAR ENDED DECEMBER 31,
                                                               ---------------------------------------
                                                                 2008           2007            2006
                                                               --------       --------        --------

Numerator:
  Net income (loss)                                            $  3,708       $(14,179)       $ (7,012)
  Dividend in respect to reduction in exercise price of
     certain warrants                                                 -              -             (37)
                                                               --------       --------        --------

Net income (loss) attributable to common shareholders
   after allocation of undistributed earnings to
   convertible Preferred shares                                $  3,708       $(14,179)       $ (7,049)
                                                               ========       ========        ========

Denominator:
  Weighted average number of Ordinary shares outstanding
     during the year used to compute basic and diluted
     net loss per Ordinary share                                  7,376          7,376           5,436
                                                               ========       ========        ========

Basic and diluted net income (loss) per Ordinary share
   (all options are anti-dilutive)                             $   0.50       $  (1.92)       $  (1.30)
                                                               ========       ========        ========

NOTE 12:- DERIVATIVE FINANCIAL INSTRUMENTS

          As of December 31, 2008, the Company had forward exchange contracts for the acquisition of approximately NIS 15,150 thousand, in consideration for $ 3,900, maturing during 2009. The fair value of these contracts as of December 31, 2008 was $ 76. The purpose of the contracts was to hedge the NIS expenses during 2009 (mainly salary), by signing contracts to buy NIS amounts in previously determined exchange rates, and by that obtaining fixed expenses in US$. The hedged amount was determined according to estimated salary and other related NIS expenses in 2009.

NOTE 13:- GEOGRAPHIC, MAJOR CUSTOMERS AND PRODUCT LINE INFORMATION

          The Company manages its business on a basis of one reportable segment.
          The Company follows the guidance in Statement of Financial Accounting
          Standards No. 131, "Disclosure about Segment of an Enterprise and
          Related Information".

                                                                 YEAR ENDED DECEMBER 31,
                                                         --------------------------------------
                                                           2008           2007           2006
                                                         --------       --------       --------

Sales classified by geographic areas based on end-
  customer location:
  Russia                                                 $  3,140       $  1,635       $    399
  Germany                                                     948          1,314            947
  Italy                                                       650            884          1,666
  Iceland                                                      93            155            272
  Europe - other                                               73            643          1,015
  Americas (principally United States)                        362            351            770
  Asia                                                        162            124            882
  Israel                                                      388            145            540
  Africa and Middle East                                      298            503            789
                                                         --------       --------       --------

                                                         $  6,114       $  5,754       $  7,280
                                                         ========       ========       ========

                                     F - 26

                                                    VOCALTEC COMMUNICATIONS LTD.
                                                            AND ITS SUBSIDIARIES

NOTE 13:- GEOGRAPHIC, MAJOR CUSTOMERS AND PRODUCT LINE INFORMATION (CONT.)

                                                          YEAR ENDED DECEMBER 31,
                                                  --------------------------------------
                                                    2008           2007           2006
                                                  --------       --------       --------
                                                                     %
                                                  --------------------------------------

Sales to a single customer exceeding 10%:*)
  Customer A                                            *)             *)             13
  Customer B                                            15             22             18
  Customer C                                            26             12             *)
  Customer D                                            *)             10             *)
  Customer E                                            14             *)             *)

     *)   Less than 10%.

     Total revenues from external customers on the basis of the Company's product lines are as follows:

                                                          YEAR ENDED DECEMBER 31,
                                                  --------------------------------------
                                                    2008           2007           2006
                                                  --------       --------       --------

The Essentra family                               $  5,731       $  4,482       $  4,550
Tdgate                                                 203            769          1,542
Hunt                                                   180            192            360
Proxi                                                    -            100             73
Tas                                                      -            179            388
Core (software)                                          -             32            367
                                                  --------       --------       --------

                                                  $  6,114       $  5,754       $  7,280
                                                  ========       ========       ========

NOTE 14:- RESEARCH AND DEVELOPMENT, NET

                                                         YEAR ENDED DECEMBER 31,
                                                  --------------------------------------
                                                    2008           2007           2006
                                                  --------       --------       --------

Research and development expenses                 $  4,231       $  5,340       $  5,439
Less- participations from:
  OCS                                                   77            773            799
  BIRD                                                   -              -             21
                                                  --------       --------       --------

                                                  $  4,154       $  4,567       $  4,619
                                                  ========       ========       ========

NOTE 15:- FINANCIAL INCOME, NET

                                                          YEAR ENDED DECEMBER 31,
                                                  ----------------------------------------
                                                    2008            2007            2006
                                                  --------        --------        --------

Financial income :
  Interest on cash and cash equivalents,
    net of bank fees                              $    114        $    321        $    112
  Foreign currency translation adjustments, net        (24)            (91)            (80)
                                                  --------        --------        --------

                                                  $     90        $    230        $     32
                                                  ========        ========        ========

                                     F - 27

                                                    VOCALTEC COMMUNICATIONS LTD.
                                                            AND ITS SUBSIDIARIES

NOTE 16:- TAXES ON INCOME

     a.   Measurement of taxable income:

          Under the Income Tax (Inflationary Adjustments) Law, 1985 ("the
          Israeli law"), results for tax purposes in Israel are measured in real terms, in accordance with the changes in the Israeli Consumer Price
          Index ("Israeli CPI"). Accordingly, until 2007, results for tax purposes were measured in terms of earnings in NIS after certain adjustments for increases in the Israeli CPI. Beginning January 1,
          2008, the Inflationary Adjustments Law was repealed.

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

          The period of tax benefits detailed above, except the full tax exemption period, is subject to a limit of 12 years from the commencement of production, or 14 years from the approval date, whichever is earlier. The entitlement to the above benefits is conditional upon VocalTec Ltd. and Tdsoft Ltd. fulfilling the conditions stipulated by the above law, regulations published there-under and the letters of approval for the specific investments in "Approved Enterprises". In the event of failure to comply with these conditions, the benefits may be cancelled and VocalTec Ltd. and
          Tdsoft Ltd. may be required to refund the amount of the benefits, in whole or in part, including interest. As of December 31, 2008, management believes that VocalTec Ltd. and Tdsoft Ltd. are meeting all of the aforementioned conditions.

          The tax-exempt income attributable to the "Approved Enterprise" can be distributed to shareholders without subjecting the distributing company to taxes only upon the complete liquidation of the company. If these retained tax-exempt profits are distributed in a manner other than in the complete liquidation of the company, they would be taxed at the corporate tax rate applicable to such profits as if the company had not elected the alternative track of benefits, currently 25% for an "Approved Enterprise". As of December 31, 2008, the accumulated deficit of each company does not include tax-exempt profits earned by their "Approved Enterprise".

          Income from sources other than the "Approved Enterprise" during the benefit period will be subject to tax at the regular corporate tax rate of 29%. The regular corporate tax rate is to be gradually reduced to 25% by 2010 (27% in 2008, 26% in 2009 and 25% in 2010).

     d.   VocalTec Ltd. received final tax assessment for the tax years up to
          2004. Tdsoft Ltd. received final tax assessment for the tax years up to 2002. VocalTec Inc. received final tax assessment for the tax years up to 2003. Tdsoft Inc. received final tax assessment for the tax years up to 2005.

                                     F - 28

                                                    VOCALTEC COMMUNICATIONS LTD.
                                                            AND ITS SUBSIDIARIES

NOTE 16:- TAXES ON INCOME (CONT)

     e.   VocalTec Ltd. and Tdsoft Ltd. have net operating loss carryforwards for tax purposes of approximately $ 141,000 and $ 53,000 as of
          December 31, 2008, respectively, which may be carried forward indefinitely. VocalTec Communications Inc. and Tdsoft Communications,
          Inc., which are subject to U.S. income taxes, have a loss for tax purposes of approximately $ 9,000 as of December 31, 2008. These losses can be carried forward until 2025. A valuation allowance was recorded for the entire deferred tax asset in respect of the carryforward losses, due to the uncertainty regarding future realization. Management currently believes that since the Company has a history of losses it is more likely than not that the deferred tax regarding the loss carryforward will not be realized in the foreseeable future.

          Utilization of U.S. net operating losses may be subject to substantial annual limitations due to the "change in ownership" provisions of the
          Internal Revenue code of 1986 and similar state provisions. The annual limitation may result in the expiration of net operating losses before utilization.

     f.   Taxes on income are comprised as follows:

                                             YEAR ENDED DECEMBER 31,
                                     --------------------------------------
                                       2008           2007           2006
                                     --------       --------       --------

Current taxes (domestic)             $     69       $     37       $      -
                                     ========       ========       ========

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

                                                              DECEMBER 31
                                                        ------------------------
                                                          2008            2007
                                                        --------        --------

Deferred tax asset:
  Reserves and allowances                               $    277        $    329
  Net operating losses carryforward                       48,357          46,802
                                                        --------        --------

Net deferred tax asset before valuation allowance         48,634          47,131
Valuation allowance                                      (48,634)        (47,131)
                                                        --------        --------

Net deferred tax asset                                  $      -        $      -
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

                                     F - 29

                                                    VOCALTEC COMMUNICATIONS LTD.
                                                            AND ITS SUBSIDIARIES

NOTE 16:- TAXES ON INCOME (CONT)

     h.   Income (loss) before income taxes is comprised as follows:

                                   YEAR ENDED DECEMBER 31,
                           ----------------------------------------
                             2008            2007            2006
                           --------        --------        --------

Israel                     $  3,811        $(13,531)       $ (6,396)
Foreign                         (34)           (611)           (616)
                           --------        --------        --------

                           $  3,777        $(14,142)       $ (7,012)
                           ========        ========        ========

     i.   In June 2006, the FASB issued Interpretation No. 48, "Accounting for
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

          The Company adopted the provisions of FIN 48 as of January 1, 2007.
          The accumulated effect of applying FIN 48 have been recorded as an increase of $ 784 of the goodwill and an increase of $ 34 of the accumulated deficit and $818 of the income tax payable as of January
          1, 2007, of which $ 93 related to interest and penalties. The Company includes interest and penalties in its current tax expenses - $22 was recorded in 2007 and $ 43 in 2008.

          A reconciliation of the beginning and ending balances of the total amounts of gross tax benefits is as follows:

Gross unrecognized tax benefits of January 1, 2007            $    420

Increase in income tax position related to prior years             818
Increase in income tax position related to 2007                     37
                                                              --------

Gross unrecognized tax benefits at December 31, 2007          $  1,275
                                                              ========

Increase in income tax position related to current year             54
                                                              --------

Gross unrecognized tax benefits at December 31, 2008          $  1,329
                                                              ========

                                     F - 30

                                                    VOCALTEC COMMUNICATIONS LTD.
                                                            AND ITS SUBSIDIARIES

NOTE 17:- INCOME FROM SALE OF PATENTS, NET

     In May 2008, the Company signed a Patent Purchase Agreement (PPA) for the sale of selected patents to Karo Millennium J.P. L.L.C. Pursuant to the agreement, the Company sold 11 patents and certain patent-related rights, out of the company's portfolio of 22 patents. With the consummation of the transaction and the payment of all transaction-related expenses, including payment to the Office of the Chief Scientist (OCS), the Company retained net profit amounting to approximately $8.8 million.

     In December 2008, the Company signed an additional PPA for the sale of certain patents to Masinolli Fund L.L.C. Pursuant to the agreement, the
     Company sold 4 patents and certain patent-related rights, out of the company's remaining portfolio of 11 patents. With the consummation of the transaction and the payment of all transaction-related expenses, the
     Company retained net profit amounting to approximately $6.1 million.

     The Company was granted a geographically unlimited, non-exclusive license to use the sold patents and other patent-related rights in connection with the development and marketing of its products. Upon completion of the sale of the four patents, the Company retained a patent portfolio comprising seven additional patents as well as several trademarks, including the
     "Internet Phone" trademark and Internet domain name.

NOTE 18:- SUBSEQUENT EVENT

     On March 2, 2009, the Company bought an aggregate of 1,673,549 of its shares, constituting approximately 22.7% of the issued and outstanding share capital of the company, from its largest shareholder, Cisco Systems
     International B.V. The share purchase was executed at a price per share of
     $0.40, for a total aggregate purchase price of approximately $ 669,000.

                                     F - 31

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

               (c) Audit committee pre-approval policies and procedures for audit and non-audit services, previously filed with the SEC on April
          2, 2004 as Exhibit 4.1(k) to the Company's Annual Report on Form 20-F
          for the year ended December 31, 2003, and incorporated herein by reference.

               (d) Form of indemnification undertaking dated as of November 24,
          2005 between the Company and each of Joseph Albagli, Ilan Rosen,
          Robert Wadsworth and Joseph Atsmon, previously filed with the SEC on
          April 21, 2006 as Exhibit 4.1(g) to the Company's Annual Report on
          Form 20-F for the year ended December 31, 2005 (as amended on May 16,
          2006) and incorporated herein by reference.

               (e) Form of indemnification undertaking dated as of November 24,
          2005 between the Company and each of Dr. Elon Ganor, Yoav Chelouche and Michal Even Chen, previously filed with the SEC on April 21, 2006 as Exhibit 4.1(h) to the Company's Annual Report on Form 20-F for the
          year ended December 31, 2005 (as amended on May 16, 2006) and incorporated herein by reference.

               (f) Patent Purchase Agreement dated May 28, 2008 by and between the Company and Karo Millennium J.P., L.L.C., filed with the SEC on
          July 15, 2008 as Exhibit 4.1(j) to the Company's Annual Report on Form
          20-F for the year ended December 31, 2007 and incorporated herein by reference.

               (g) Patent Purchase Agreement dated December 5, 2008 by and between the Company and Masinolli Fund, L.L.C.

               (h) Stock Repurchase Agreement dated March 2, 2009 by and between the Company and Cisco Systems International B.V.

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
          reference.

               (c) Standards of Business Conduct for our directors, officers and employees.

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

                                       66

                                   SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

By: /s/ Ido Gur
-----------------------
Ido Gur
Chief Executive Officer

Date: June 4, 2009

                                       67