Form 20-F
period 2009-12-31
VOCALTEC COMMUNICATIONS LTD
filed 2010-05-12
CIK 1005699

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
                              EXCHANGE ACT OF 1934

                   For the fiscal year ended December 31, 2009

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

                                      NONE

The number of outstanding shares of each of the issuer's classes of capital or common stock as of December 31, 2009

         5,810,898 ORDINARY SHARES, EXCLUDING 1,673,549 TREASURY SHARES,
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

[X]  U.S. GAAP

[_|  International Financial Reporting Standards as issued by the International
     Accounting Standards Board

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
FACTORS" OF THIS ANNUAL REPORT. SHOULD ONE OR MORE OF THESE RISKS OR
UNCERTAINTIES MATERIALIZE, OR SHOULD UNDERLYING ASSUMPTIONS PROVE INCORRECT,
ACTUAL RESULTS MAY VARY MATERIALLY FROM THOSE DESCRIBED HEREIN AS ANTICIPATED,
BELIEVED, ESTIMATED, EXPECTED, INTENDED, PLANNED OR PROJECTED. VOCALTEC DOES NOT
INTEND OR ASSUME ANY OBLIGATION TO UPDATE THESE FORWARD-LOOKING STATEMENTS. ANY
FORWARD-LOOKING STATEMENTS IN THIS ANNUAL REPORT ARE MADE AS OF THE DATE HEREOF,
AND WE UNDERTAKE NO OBLIGATION TO PUBLICLY UPDATE OR REVISE ANY FORWARD-LOOKING
STATEMENTS, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE,
EXCEPT AS REQUIRED BY LAW.

                                   DEFINITIONS

In this annual report, unless the context otherwise requires:

     o    references to "VocalTec," "we," "us" or "our" are to VocalTec
          Communications Ltd., a company organized under the laws of the State of Israel (the "Registrant"), and its wholly-owned subsidiaries.

     o    references to "ordinary shares", "our shares" and similar expressions refer to the Registrant's Ordinary Shares, par value NIS 0.13 per share.

     o    references to "$" or "dollars" are to U.S. dollars and all references to "NIS" are to New Israeli Shekels. Except as otherwise indicated, financial statements of, and information regarding, VocalTec are presented in U.S. dollars.

     o    references to the "Companies Law" are to Israel's Companies Law,
          5759-1999, as currently amended;

     o    references to the "Exchange Act" are to the Securities Exchange Act of
          1934, as amended;

     o    references to "NASDAQ" are to the Nasdaq Stock Market; and

     o    references to the "SEC" are to the United States Securities and
          Exchange Commission.

                               USE OF TRADE NAMES

VocalTec, Essentra, TdSOFT, TdGATE, TdVIEW, PLUG & TALK, SmartFMC, and SmartIMS
are registered trademarks of VocalTec Communications Ltd. and its wholly-owned subsidiaries. Other trademarks are the property of their respective holders.
These trademarks are important to our business. Although we have omitted the
"(R)" and "TM" trademark designations for such trademarks in this annual report, all rights to such trademarks are nevertheless reserved.

                                      INDEX

PART ONE

   ITEM 1.    IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS           5
   ITEM 2.    OFFER STATISTICS AND EXPECTED TIMETABLE                         5
   ITEM 3.    KEY INFORMATION                                                 5
   ITEM 4.    INFORMATION ON THE COMPANY                                     19
   ITEM 4A.   UNRESOLVED STAFF COMMENTS                                      26
   ITEM 5.    OPERATING AND FINANCIAL REVIEW AND PROSPECTS                   27
   ITEM 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES                     40
   ITEM 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS              44
   ITEM 8.    FINANCIAL INFORMATION                                          45
   ITEM 9.    THE OFFER AND LISTING                                          46
   ITEM 10.   ADDITIONAL INFORMATION                                         47
   ITEM 11.   QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK     65
   ITEM 12.   DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES         66

PART TWO

   ITEM 13.   DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES                66
   ITEM 14.   MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY
              HOLDERS AND USE OF PROCEEDS                                    66
   ITEM 15T.  CONTROLS AND PROCEDURES                                        66
   ITEM 16.   [RESERVED]                                                     67
   ITEM 16A.  AUDIT COMMITTEE FINANCIAL EXPERT                               67
   ITEM 16B.  CODE OF ETHICS                                                 67
   ITEM 16C.  PRINCIPAL ACCOUNTANT FEES AND SERVICES                         67
   ITEM 16D.  EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES     68
   ITEM 16E.  PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND
              AFFILIATED PURCHASERS                                          68
   ITEM 16F.  CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT                   68
   ITEM 16G.  CORPORATE GOVERNANCE                                           68

PART THREE

   ITEM 17.   FINANCIAL STATEMENTS                                          F-1
   ITEM 18.   FINANCIAL STATEMENTS                                          F-1
   ITEM 19.   EXHIBITS                                                       69

EXHIBITS INDEX

SIGNATURES

PART ONE.

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

3.A. SELECTED FINANCIAL DATA

In November 2005, VocalTec Communications Ltd., or the Company or VocalTec,
acquired all of the issued and outstanding ordinary shares of Tdsoft Ltd., a privately-held company organized in Israel ("Tdsoft"), and as consideration issued to the Tdsoft shareholders ordinary shares of VocalTec constituting, immediately following such issuance, 75% of the issued and outstanding share capital of VocalTec (the "business combination"). The business combination was accounted under U.S. generally accepted accounting principles ("GAAP") as a reverse acquisition and therefore we are presenting in this report the consolidated financial statements of Tdsoft for the eleven months ended November
30, 2005, the consolidated financial statements of the combined company for the month of December 2005, and for the years ended December 31, 2006, 2007, 2008 and 2009.

Our historical consolidated financial statements are prepared in accordance with
U.S. GAAP and are presented in U.S. dollars. Historical information as of and for the three years ended December 31, 2009 is derived from our consolidated financial statements, which have been audited by Kost Forer Gabbay & Kasierer, a
Member of Ernst & Young Global.

The information presented below is qualified by the more detailed historical consolidated financial statements set forth elsewhere in this report, and should be read in conjunction with those consolidated financial statements, the notes thereto and the discussion under "Operating and Financial Review and Prospects"
included elsewhere in this report.

             STATEMENT OF OPERATIONS DATA - YEAR ENDED DECEMBER 31ST
              (IN THOUSANDS OF U.S. DOLLARS, EXCEPT PER SHARE DATA)

                                                         2005           2006           2007           2008           2009
                                                       --------       --------       --------       --------       --------

Sales
   Products                                               3,668          4,738          3,006          3,980          4,218
   Services                                                 925          2,542          2,748          2,134          2,189
                                                       --------       --------       --------       --------       --------
                                                          4,593          7,280          5,754          6,114          6,407
                                                       --------       --------       --------       --------       --------
Cost of sales
   Products                                               1,450          2,171          2,027          2,027          1,768
   Services                                                 315            563            523            580            569
                                                       --------       --------       --------       --------       --------
                                                          1,765          2,734          2,550          2,607          2,337
Inventory write off                                         639              -            459              -              -
Amortization of intangibles assets                          172            392            385            328              -
                                                       --------       --------       --------       --------       --------
                                                          2,576          3,126          3,394          2,935          2,337
                                                       --------       --------       --------       --------       --------

Gross profit                                              2,017          4,154          2,360          3,179          4,070
                                                       --------       --------       --------       --------       --------

Operating expenses:
Research and development, net                             4,363          4,619          4,567          4,154          2,056
Selling and marketing                                     2,763          4,147          4,736          3,554          3,044
General and administrative                                1,748          2,474          1,992          2,704          2,147
Income from sale of patents, net                              -              -              -        (14,913)             -
Impairment of goodwill and intangible assets                  -              -          5,437          3,993              -
                                                       --------       --------       --------       --------       --------

Total net operating expenses (income)                     8,874         11,240         16,732           (508)         7,247
                                                       --------       --------       --------       --------       --------

Operating income (loss)                                  (6,857)        (7,086)       (14,372)         3,687         (3,177)

Other income, net                                            24             42              -              -              -
Financial income, net                                       184             32            230             90            132
                                                       --------       --------       --------       --------       --------
Income (loss) before taxes on income                     (6,649)        (7,012)       (14,142)         3,777         (3,045)
Tax benefit (taxes on income)                                19              -            (37)           (69)          (590)
                                                       --------       --------       --------       --------       --------
Net Income (loss)                                        (6,630)        (7,012)       (14,179)         3,708         (2,455)
                                                       --------       --------       --------       --------       --------

Accretion of redeemable convertible Preferred
shares                                                     (348)             -              -              -              -
Induced conversion of convertible Preferred
shares                                                  (17,406)             -              -              -              -
                                                       --------       --------       --------       --------       --------
Cumulative dividend on convertible Preferred
shares                                                   (2,585)                                                          -
                                                       --------       --------       --------       --------       --------
Dividend in respect of reduction in exercise
price of certain warrants                                     -            (37)             -              -              -
                                                       --------       --------       --------       --------       --------
Net income (loss) attributable to common
   shareholders                                         (26,969)        (7,049)       (14,179)         3,708         (2,455)
                                                       ========       ========       ========       ========       ========

Basic and diluted net income (loss) per Ordinary
   share                                                 (34.05)          (1.3)         (1.92)          0.50          (0.41)
                                                       --------       --------       --------       --------       --------

Weighted average number of Ordinary shares used
in computing net loss per share-basic and diluted           792          5,436          7,376          7,376          6,001

                   BALANCE SHEET DATA - YEAR ENDED DECEMBER 31
                (IN THOUSANDS OF U.S. DOLLARS, EXCEPT SHARE DATA)

                                                 2005             2006             2007             2008             2009
                                              ----------       ----------       ----------       ----------       ----------

Cash and cash equivalents and short term
deposits                                           5,138            8,954            4,496           14,990           10,559
Working capital                                      925            8,196              657           10,120            7,848
Total assets                                      22,442           24,587           14,328           18,160           13,858
Total liabilities                                  9,579            6,049            8,621            7,518            5,354
Capital stock                                        132              213              213              213              216
Accumulated deficit                              (66,854)         (73,903)         (88,116)         (84,408)         (86,863)
Total shareholders' equity                        12,863           18,538            5,707           10,642            8,504
Number of Ordinary shares outstanding          4,661,627        7,376,364        7,376,364        7,376,364        5,810,898

3.B. CAPITALIZATION AND INDEBTEDNESS

Not applicable.

3.C. REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

3.D. RISK FACTORS

Many factors and uncertainties could have an effect on our financial condition, cash flow, results of operations or future performance. We are subject to various risks resulting from changing economic, political, industry, business and financial conditions. The most significant risk factors affecting our operations are described below.

RISKS RELATED TO OUR BUSINESS

VOCALTEC INCURRED SIGNIFICANT HISTORICAL OPERATING LOSSES AND THERE IS NO
ASSURANCE THAT THE COMPANY WILL NOT CONTINUE TO INCUR OPERATING LOSSES IN THE
FUTURE.

Since its incorporation in 1989, VocalTec (prior to the business combination)
had limited sales and has incurred significant operating losses. The company had operating losses of $14.4 million and $3.2 million in 2007 and 2009, respectively and operating income of $ 3.7 million in 2008, and may continue to incur operating losses in the future due to, among other reasons, the fact that the Company operates in new target markets and sells to new customers, is active in a market with typically long sales cycles (primarily for its recently acquired mobile VoIP products), has started selling not only its products on a stand-alone basis but also in conjunction with third party products as a broader solution, has not yet obtained substantial credibility and market share of its
VoIP equipment in some of these markets and had not yet gained experience with such new third party products. To achieve profitability and increased sales levels, the Company must, among other things, establish and increase market demand and acceptance of its products, respond effectively to competitive pressures, offer high quality customer service and support, introduce advanced versions and enhancements of its products as well as new products that meet market needs on a timely basis, and constantly increase operational efficiency.

The Company may incur operating losses again in 2010 and thereafter, if revenues are insufficient to cover sales and marketing, research and development, administrative and other expenses. If revenue levels do not increase sufficiently, operating results will be adversely affected because any reduction in expenses may not sufficiently cover a reduction in revenues. There is no assurance that the Company will achieve or sustain significant sales or profitability in the future.

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

ADVERSE MACRO ECONOMIC CONDITIONS IN THE MARKETS IN WHICH VOCALTEC OPERATES
COULD IMPACT VOCALTEC'S RESULTS OF OPERATIONS.

Adverse macro economic conditions and further deterioration in the global economic environment, such as a recession or economic slowdown in the markets in which we operate, may lead to a reduction in the level of demand from our customers for existing and new products and services. In difficult economic conditions consumers may seek to reduce discretionary spending by reducing their use of our products and services. Similarly, under these conditions the significant customers that we serve may delay purchasing decisions, full implementation of services or reduce their use of our services. In addition, adverse economic conditions may lead to an increased number of our customers that are unable to pay for existing or additional services. If these events were to occur, it could have a material adverse effect on our results of operations.

GLOBAL RECESSION AND CONTINUED CREDIT CONSTRAINTS COULD ADVERSELY AFFECT US.

The downturn in the global economy that accelerated during the second half of
2008 and early 2009, which resulted in a weakness of the global credit markets, failures or material business deterioration of investment banks, commercial banks and other financial institutions and intermediaries worldwide and significant reductions in asset values across businesses, households and individuals, combined with other financial and economic indicators, have resulted in a global recession. We have been feeling the effect of such recession, where certain transactions have been terminated or put on hold due to the inability of prospective customers to finance the purchase of our products and services. If these conditions continue or worsen, they may result in reduced demand or funding for projects incorporating our products and solutions, longer sales cycles for our projects or termination of contracted projects by our and prospective customers, which may adversely affect our results of operations. In addition, risks of widespread insolvency, mass unemployment and the deterioration of various sectors of the economies where we operate have increased due to the global economic downturn. Any further slowdown in the development of these economies or any reduction in the investment budgets of local companies which may lead to termination of contracts could have a material adverse effect on our business, financial condition, results of operations or prospects. Among other things, we might face:

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

Although the global economy showed signs of recovery by the end of 2009, should the incipient recovery falter, the outlook for our operations may worsen, and the occurrence of any of the above could adversely affect our business, financial condition, operating results and cash flow. These economic conditions may also impact our ability to forecast orders and revenues and our ability to provide guidance for our performance.

CUSTOMARILY WE DO NOT HAVE LONG TERM CONTRACTS IN PLACE WITH CUSTOMERS.

In certain of the geographical locations in which we are active, we typically sell products pursuant to purchase orders that customers can, in extreme situations only, cancel or defer on short notice without incurring a significant penalty. Any significant cancellations or deferrals could adversely affect our business, financial condition and results of operations. In addition, cancellations or deferrals could cause us to hold excess inventory, which could reduce our profit margins and restrict our ability to fund our operations.

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

Our products must comply with various international and domestic regulations and standards defined by regulatory agencies. If we do not comply with existing or evolving industry standards and other regulatory requirements or if we fail to obtain in a timely manner any required domestic or foreign regulatory approvals or certificates, we will not be able to sell our products where these standards or regulations apply, which may harm our business. Moreover, distribution partners or customers may require us, or we may otherwise deem it necessary or advisable, to alter our products to address actual or anticipated changes in the regulatory environment. Our inability to alter our products to address these requirements and any regulatory changes could have a material adverse effect on our business, financial condition, and operating results.

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
Prospective customers for such products generally must make a significant commitment of resources to test and evaluate products and to integrate them into their solutions. As a result, the sales process for such products is long and often subject to delays associated with lengthy approval processes that typically accompany the design and testing of our solutions. The sales cycles of our products to new customers currently average 6 to 12 months from the time we make a proposal to a customer until the time the customer begins using the relevant product in production mode. The sales cycle for our recently acquired mobile VoIP solution is typically even longer and ranges between 12 and 18 months. This requires us to invest significant resources to make sales, which increases our costs in obtaining orders and reduces the predictability of our sales. In addition, in some cases we need to finance the equipment that we install in our customers' premises during the period of installment, testing and approval of the equipment, which requires us to allocate working capital for the period of such financing. Furthermore, in many cases the sale of our products is conditioned upon a trial period during which the products are installed at the customers' premises, which installation requires an investment by us of capital and manpower, without assurance that the customers will in fact purchase the products.

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

IF OUR RELATIONSHIP WITH ANY OF OUR KEY CUSTOMERS IS TERMINATED, OUR REVENUES
WILL DECLINE AND OUR BUSINESS WILL BE ADVERSELY AFFECTED.

During 2009, Mobitel, Deutsche Telekom and Inline, accounted for 35%, 14% and
10%, respectively, of our revenues.

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

Following the sale and installation of our products, we rely on our hardware and software suppliers (to varying extents) for maintenance and support services that we provide to our customers. To that end, our agreements with our suppliers include obligations of our suppliers to provide us with certain levels of maintenance and support, as well as restrictions on the right of the supplier to discontinue the product or the support services we purchase from them.

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

EXPECTED BENEFITS FROM THE ACQUISITION OF THE ASSETS OF OUTSMART LTD. MAY NOT BE
REALISED

We acquired substantially all of the assets of Outsmart Ltd. in 2009 (described below under Item 4.A. "History and Development of the Company"), which is expected to deliver benefits resulting from the anticipated growth potential of the relevant markets by enabling us to accelerate the growth of our business and to establish our presence within the mobile telecom arena. However, there is no assurance as to the successful integration of the business acquired by us or the extent to which the anticipated benefits resulting from the acquisition will be achieved.

ADDITIONAL RISKS RELATED TO THE ACQUISITION OF THE ASSETS OF OUTSMART LTD.

The majority of risk factors mentioned and detailed above are relevant also to the Outsmart activity, products and solutions. Nevertheless, some are referred to here once again.

     1.   New customer type: VocalTec has traditionally marketed its products to operators of wire-line telephony services. The technology and solutions developed by Outsmart are primarily targeted towards mobile service providers. Although this provides us with a market opportunity there is no assurance that we will be successful in penetrating this new customer type. Our failure to successfully penetrate these customers may have adverse affect on our operating results.

     2.   Longer sales cycles: as mentioned above, the sales cycle for
          VocalTec's Essentra products is typically 6 to 12 months. The expected sales cycle for Outsmart's products is typically longer and is in the range of 12-18 months. This increases our costs in obtaining orders, reduces the predictability of our earnings and requires high working capital.

     3.   Plug N' Talk USB Device: certain of the solutions marketed and sold by
          Outsmart include a uniquely designed USB device. This device was originally manufactured for Outsmart in China and it is expected that future purchases, should they be required, will also be made in China.
          This carries with it certain risks including:

               a.   We do not currently have a standing agreement with the
                    original manufacturer of the device. Should we need to
                    manufacture with the original manufacturer we would need to reestablish this relationship with this supplier and agree and renew our commercial understandings. In the unlikely
                    event that we should fail to reach an agreement with this
                    supplier we would need to identify and locate an alternative supplier. This may potentially carry with it additional
                    costs as well as affect our ability to deliver products in a timely manner.

               b.   Manufacturing problems may occur with our supplier. A
                    supplier may supply us with products and components that do not meet our quality, quantity or cost requirement, or may cease to provide support with respect to the hardware and
                    software purchased by the Company; therefore, we face the
                    risk of inadequate supply, price increases, late deliveries, poor quality and failure in the availability and level of
                    support and maintenance, as any supplier may terminate its relationship with us. If we were to lose our relationship
                    with our supplier, the lead time required to qualify new
                    suppliers could be several months. Also, if we lose our
                    relationship with any of such suppliers or these suppliers are otherwise unable to satisfy our volume and delivery
                    schedule requirements, it may be difficult to locate
                    alternative suppliers that are able to develop, manufacture, deliver and provide products, service and maintenance with respect to the specialized components we need for our
                    products in the desired lead times and quality. Furthermore, if we experience quality problems from our suppliers, it
                    could take us a significant amount of time to identify the problem as associated with a particular component, ascertain whether this is as a result of a design or a manufacturing flaw and either correct the problem, if possible, replace
                    the components or find an alternate source of supply. Any
                    such quality problem or delay could, in addition to causing us lost sales, detrimentally affect our reputation in the
                    market and cause us to incur additional costs as a result of the recall and replacement of affected products. See also
                    "Item 3.D - RISK FACTORS ADDITIONAL RISKS RELATED TO THE
                    ACQUISITION OF THE ASSETS OF OUTSMART LTD."

               c.   We may be required to implement design changes to the device in order to meet customer requirements and in order to keep abreast of evolving market advances. This may cause us to
                    rethink the original design concepts and we may be required to design and manufacture a newer generation of the device.
                    This process may carry with it additional costs and may
                    affect our ability to deliver products in a timely manner.
                    Moreover, should the original manufacturer not be able to
                    supply in accordance with the new design, or should we not be able to reach an agreement regarding the terms and
                    conditions for the new design, we will be required to find and alternative supplier, this may carry with it additional costs.

               d.   The SIM-based USB Dongle's design and concept is not patent protected and is therefore open to replication by our
                    competitors. This risk is mitigated by the fact that the
                    dongle, being on the client side, must work in conjunction with a backend server, also developed and marketed by
                    VocalTec.

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
Specifically, our ability to adequately protect our proprietary rights in
Ukraine (where a portion of our research and development operations is outsourced to subcontractors) is unclear due to the political instability in such country and the fact that the protection of intellectual properties in eastern European countries has traditionally been difficult to achieve. The sale of a major part of our patent portfolio during 2008 (See Item 4.A - "History and
Development of the Company") has weakened our ability to protect our proprietary technology.

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

Such acquisitions may expose us to additional risks, including the following:

     o    we may find that the acquired company, asset or technology does not further our business strategy, that we overpaid for the company, asset or technology or that the economic conditions underlying our acquisition decision have changed;

     o    we may have difficulty retaining the key personnel of the acquired company;

     o    our ongoing business and management's attention may be disrupted or diverted by transition or integration issues and the complexity of managing geographically or culturally diverse enterprises; and

     o    we may experience significant problems or liabilities associated with product quality, technology and legal contingencies relating to the acquired business or technology, such as intellectual property or employment matters.

In addition, if we proceed with one or more significant acquisitions or investments in which the consideration includes cash, we are likely to be required to use a substantial portion of our available cash. To the extent we issue securities as consideration in such acquisitions, existing shareholders might be diluted and earnings per share might decrease. In addition, acquisitions and investments may result in the incurrence of debt, and restructuring charges.

WE MAY BE ADVERSELY AFFECTED IF THE EXCHANGE RATE FLUCTUATIONS DECREASE OUR
EARNINGS AND IF WE ARE NOT ABLE TO HEDGE OUR CURRENCY EXCHANGE RISKS
EFFECTIVELY.

A significant portion of our sales are made outside of Israel in United States
Dollars (USD) and we incur a significant portion of our expenses in New Israeli
Shekels (NIS). The cost of our operations in Israel, as expressed in USD, is influenced by the extent to which any increase in the rate of inflation is not offset by the devaluation of the NIS in relation to the USD. Inflation in Israel may have the effect of increasing the USD cost of our operations in Israel. If the USD declines in value in relation to the NIS, it will become more expensive for us to fund our operations in Israel. During 2006, the exchange rate of the
U.S. dollar to the NIS decreased. In 2007, the exchange rate of the U.S. dollar to the NIS continued to further decrease and this trend continued in the first half of 2008, reversing again towards the end of 2008 and in 2009. We engage in currency hedging activities from time to time with respect to our NIS expenses
(mainly salaries), however, if we are not able to hedge our currency exchange risks effectively, we may not be well protected from adverse effects due to the impact of inflation in Israel.

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

WE ARE SUBJECT TO STRONG COMPETITION. ACCEPTANCE OF OUR COMPETITORS' PRODUCTS
AND TECHNOLOGIES COULD RESULT IN REDUCED REVENUES OR GROSS MARGINS.

The competition in the VoIP equipment for the communications market is very strong. Our competitors include several VoIP equipment vendors. Many of our competitors are larger than we are, and can offer more comprehensive solutions either on their own or by partnering with others. In addition, many of our competitors have greater name recognition, larger installed customer bases, broader product offerings, and significantly greater financial, technical and marketing resources than we do. Finally, some of these competitors are not dependent, as we are, on third parties for the supply and quality of components required for the operation of their products. Such competition may result in a reduction in prices. Even if we reduce the prices of our products, there can be no assurance that we will be able to compete successfully and effectively for deals against our competitors' product offerings. Furthermore, if we reduce our prices below current levels due to competition, we may incur operating losses again.

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

OUR INTERNATIONAL OPERATIONS EXPOSE US TO VARIOUS RISKS INHERENT IN CONDUCTING
BUSINESS IN INTERNATIONAL MARKETS.

The majority of our sales are in international markets. In addition, a material portion of our research and development operations is outsourced to subcontractors in Ukraine. There are certain risks inherent in conducting business in international markets, including unexpected changes in regulatory requirements, export restrictions, homologation certifications, tariffs and other trade barriers, difficulties in staffing and managing foreign operations, longer payment cycles, credit-worthiness of potential customers, the impact of recessions on economies worldwide, reduced protection for intellectual property, preference for locally produced products, and potentially adverse tax consequences resulting from changes in tax laws and political instability, all of which can adversely impact the success of our international operations. There can be no assurance that one or more of such factors will not have a material adverse effect on our international operations and, consequently, on our business, financial condition and results of operations.

A significant part of our sales is targeted towards developing countries in
Africa. Some of these countries are prone to suffer from political instability and general instability conditions, affecting our ability to do business in an efficient manner or collect amounts owed to us. Such instability may have a significant impact on our performance. In addition, a part of our sales is targeted in the Former Soviet Union. Such sales do not usually involve the issuance of a letter of credit, and consequently, if a contract is not completed, our margins from such contracts may be lower.

In addition, the legal systems in some of the countries in which we operate remain less than fully developed, particularly with respect to property rights, the protection of foreign investment and bankruptcy proceedings, generally resulting in a lower level of legal certainty or security for foreign investment than in more developed countries. We may encounter difficulties in enforcing court judgments or arbitral awards in some countries in which we operate among other reasons because those countries may not be parties to treaties that recognize the mutual enforcement of court judgments. Although VocalTec believes that the long term growth potential in developing markets is strong, legal obstacles could have a material adverse effect on the implementation of
VocalTec's growth plans and its operations in such countries.

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

RISKS RELATING PRIMARILY TO OUR INCORPORATION AND LOCATION IN ISRAEL

CERTAIN PROVISIONS OF OUR ARTICLES OF ASSOCIATION AND ISRAELI LAW COULD DELAY,
HINDER OR PREVENT A CHANGE IN OUR CONTROL.

Our Articles of Association contain provisions which could make it more difficult for a third party to acquire control of us, even if that change would be beneficial to our shareholders. Specifically, our Articles of Association provide that our board of directors is divided into three classes, each serving a three-year term. In addition, certain provisions of the Companies Law could also delay or otherwise make more difficult a change in our control. The provisions of the Companies Law relating to mergers and acquisitions are discussed in greater detail in "ITEM 10 - Additional Information".

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

WE ARE A FOREIGN PRIVATE ISSUER AND YOU WILL RECEIVE LESS INFORMATION ABOUT US
THAN YOU WOULD FROM A DOMESTIC U.S. CORPORATION. IN ADDITION, WE HAVE OPTED OUT
FROM CERTAIN NASDAQ MARKETPLACE LISTING REQUIREMENTS.

As a "foreign private issuer", we are exempt from certain rules under the
Exchange Act that impose certain disclosure and procedural requirements in connection with proxy solicitations under Section 14 of the Exchange Act. In addition, our directors, executive officers and principal shareholders are exempt from the reporting and "short-swing" profit recovery provisions of
Section 16 of the Exchange Act and the rules thereunder with respect to their purchases and sales of our shares. In addition, we are not required to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange
Act. As a result, you may not be able to obtain some information relating to us as you would for a domestic U.S. corporation. Also, as a "foreign private issuer" listed on the Nasdaq Global Market, we may follow home country practice with regard to certain matters instead of complying with the relevant Nasdaq
Marketplace Rules, including distribution of annual and quarterly reports to shareholders, approval of related party transactions, composition of the board of directors, approval of compensation of executive officers, director nomination process and regularly scheduled meetings at which only independent directors are present and obtaining shareholder approval for certain dilutive events (such as the establishment or amendment of certain equity based compensation plans, an issuance that will result in a change of control of the company, certain transactions other than a public offering involving issuances of a 20% or more interest in the company and certain acquisitions of the stock or assets of another company). We have previously informed Nasdaq that we will follow Israeli practice in lieu of complying with Nasdaq Marketplace Rules
5605(e)(2) (requiring companies to adopt a formal written charter or board resolution addressing the company's nominations process), 4350(c)(2) (Regularly scheduled meetings of the company's independent directors) and 5635(c)
(Regarding the establishment of or a material amendment to a stock option or purchase plan or other equity compensation arrangement). In April 2010, we notified Nasdaq that we will follow Israeli practice in lieu of complying with
Nasdaq Marketplace Rule 5635 (Shareholder Approval). See also "Item 10 -
Additional Information - Certain Listing Requirements of Nasdaq".

THERE IS A SIGNIFICANT POSSIBILITY THAT FOR THE TAX YEAR ENDED DECEMBER 31, 2009
WE WILL BE CHARACTERIZED AS A PASSIVE FOREIGN INVESTMENT COMPANY. THIS MAY HAVE
AN ADVERSE TAX IMPACT TO UNITED STATES HOLDERS.

As more fully described in "Item 10.E - Additional Information - Taxation and
Government Programs", we could be characterized, for United States federal income tax purposes, as a passive foreign investment company ("PFIC"). Such characterization could result in adverse United States tax consequences to U.S.
Holders (as defined in "Item 10.E- Additional Information - Taxation and
Government Programs"). Our status as a PFIC could cause, among other things, any gain recognized on the sale or disposition of our ordinary shares to be treated as ordinary income for U.S. Holders and potential adverse tax treatment of certain distributions. The determination of whether our ordinary shares constitute shares of a PFIC is made annually and is based upon the composition of our income and assets, including the income and assets of certain entities in which we hold at least a 25% interest. If either 75% of our gross income or 50%
of our gross assets are considered to be "passive", this may result in us being a PFIC. The value of our gross assets will generally be determined by the average value of our ordinary shares plus our liabilities. If the standard valuation method of using the average trading value of our ordinary shares were to be used, this would result in us being a PFIC for the tax year ended December
31, 2009. Therefore, there is a significant possibility that we were a PFIC in
2009 and we may continue to be a PFIC in 2010 if the average trading value of our shares does not significantly change or the percentage of our passive assets is significantly reduced. In view of this significant possibility, U.S. Holders are urged to consult their tax advisors for guidance and should also consider making certain tax election with respect to our ordinary shares that may help to minimize adverse U.S. federal income tax consequences. For a further discussion of the consequences of our possible PFIC status, please refer to "Item 10.E -
Additional Information - Taxation and Government Programs".

CERTAIN BENEFITS AVAILABLE TO US FROM ISRAELI GOVERNMENT PROGRAMS MAY BE
DISCONTINUED OR REDUCED AT ANY TIME, WHICH WOULD LIKELY INCREASE OUR NET
RESEARCH AND DEVELOPMENT EXPENSES.

We benefit from participation by the Office of the Chief Scientist of the State
of Israel (the "OCS") in certain of our research and development projects. To be eligible for these participations, we must continue to meet certain conditions.
There can be no assurance that such participations will be continued at their current levels or otherwise. The termination or reduction of the participation of the OCS in research and development projects is likely to increase our net research and development expenses or limit or terminate certain research and development projects. In addition, our royalty payment obligation towards the
OCS will continue even if we receive no additional, or reduced, grants from the
OCS.

THE GRANTS WE HAVE RECEIVED FROM THE ISRAELI GOVERNMENT FOR CERTAIN RESEARCH AND
DEVELOPMENT EXPENDITURES RESTRICT OUR ABILITY TO MANUFACTURE PRODUCTS AND
TRANSFER TECHNOLOGIES OUTSIDE OF ISRAEL AND REQUIRE US TO SATISFY SPECIFIED
CONDITIONS. IF WE FAIL TO SATISFY THESE CONDITIONS, WE MAY BE REQUIRED TO REFUND
GRANTS PREVIOUSLY RECEIVED TOGETHER WITH INTEREST AND PENALTIES.

Our research and development efforts have been financed, in part, through grants that we have received from the OCS. We, therefore, must comply with the requirements of the Israeli Law for the Encouragement of Industrial Research and
Development, 1984 and related regulations, or the Research Law.

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

These restrictions may impair our ability to sell our company, technology, assets or to outsource manufacturing outside of Israel. The restrictions will continue to apply even after we have repaid the full amount of royalties payable for the grants.

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
During the summer of 2006, Israel was engaged in an armed conflict with
Hezbollah, a Lebanese Islamist Shiite militia group and political party. This conflict involved missile strikes against civilian targets in northern Israel, and negatively affected business conditions in Israel. In the winter of 2008,
Israel was engaged in an armed conflict against the Hamas organization in the
Gaza strip, which was intended to eliminate or significantly reduce missile attacks on Israeli towns in close and mid proximity to the Gaza strip, which have been occurring continuously since 2001. Although Israel has entered into various agreements with Egypt, Jordan and the Palestinian Authority, there has been an increase in unrest and terrorist activity, which began in September 2000 and has continued with varying levels of severity into 2010. The election in
2006 of representatives of the Hamas movement to a majority of seats in the
Palestinian Legislative Council and the tension between the different
Palestinian fractions may create additional unrest and uncertainty. In addition,
Israel faces threats from more distant neighbors, in particular, the Islamic
Republic of Iran, an ally of Hezbollah and Hamas. Furthermore, several countries, principally in the Middle East, still restrict doing business with
Israel and Israeli companies, and additional countries may impose restrictions on doing business with Israel and Israeli companies if hostilities in Israel increase. Such restrictions may seriously limit our ability to sell our products to customers in those countries. Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners, or a significant downturn in the economic or financial condition of
Israel, could adversely affect our operations and product development, cause our revenues to decrease and adversely affect the share price of publicly traded companies having operations in Israel, such as us.

CERTAIN OF OUR EMPLOYEES MAY BE OBLIGATED TO PERFORM MILITARY RESERVE DUTY.

Generally, all non-exempt male adult citizens and permanent residents of Israel under the age of 40 (or older, for citizens with certain military occupations)
are obligated to perform annual military reserve duty, usually up to a period of one month. Additionally, all such persons are subject to being called to active duty at any time under emergency circumstances. In the event of severe unrest or other conflict, individuals could be required to serve in the military for extended periods of time. In response to increases in terrorist activity, including armed conflicts, there have been periods of significant call-ups of military reservists in recent years. Although we have operated effectively under these circumstances since we began operations, no assessment can be made as to the full impact of these requirements on our workforce or business if conditions should change, and we cannot predict the effect on us of any expansion of these obligations.

UNDER CURRENT ISRAELI LAW, WE MAY NOT BE ABLE TO ENFORCE COVENANTS NOT TO
COMPETE, AND, THEREFORE, WE MAY BE UNABLE TO PREVENT COMPETITORS FROM BENEFITING
FROM THE EXPERTISE OF SOME OF OUR FORMER EMPLOYEES.

In general, we have entered into non-competition agreements with our employees in Israel. These agreements prohibit our employees, if they cease working for us, from competing directly with us or working for our competitors for a limited period. Under current law, we may be unable to enforce these agreements, and it may be difficult for us to restrict our competitors from gaining the expertise that our former employees gained while working for us. For example, Israeli courts have required employers seeking to enforce non-compete undertakings of a former employee to demonstrate that the competitive activities of the former employee will harm one of a limited number of material interests of the employer that have been recognized by the courts, such as the secrecy of a company's confidential commercial information or its intellectual property. If we cannot demonstrate that harm would be caused to our material interests, we may be unable to prevent our competitors from benefiting from the expertise of our former employees.

ITEM 4. INFORMATION ON THE COMPANY

4.A. HISTORY AND DEVELOPMENT OF THE COMPANY.

Our corporate name is VocalTec Communications Ltd. for both legal and commercial purposes.

VocalTec was organized under the laws of the State of Israel in 1989 and is subject to the Companies Law. In November 2005, we consummated the business combination with Tdsoft and the shareholders of Tdsoft, pursuant to which the
Company acquired all of the issued and outstanding share capital of Tdsoft and as consideration issued to the Tdsoft shareholders ordinary shares that constituted, immediately following such issuance, 75% of the issued and outstanding share capital of the Company. Following consummation of the transaction, Tdsoft became a wholly owned subsidiary of the Company. Tdsoft was organized under the laws of the State of Israel in April 1994. Our principal executive offices are located at 60 Medinat HaYehudim Street, Herzliya Pituach,
46140, Israel, and the telephone number at that location is +972-9-970-3888. Our website is http://www.vocaltec.com. The information contained on the web site is not a part of this annual report.

We are a provider of carrier-class voice-over-IP and Convergence solutions for fixed and wireless communication service providers. We provide trunking, peering and residential/enterprise VoIP application solutions that enable flexible deployment of next-generation networks (NGNs), as well as VoIP and IN solution targeted specifically at Mobile service providers. We develop, market and support advanced telecom solutions that enable the deployment and smooth migration of telephony networks from legacy networks to next generation, packet-based networks and the implementation of Greenfield next generation telecom networks. Designed for carriers, our standards-based solutions handle call control, media relay, signaling and security within state-of-the-art NGN and Mobile networks. Our SIP-based solutions support a variety of other protocols, including Megaco/H.248, MGCP, H.323, SIGTRAN M3UA/IUA, SS7, MAP, INAP
and CAMEL and incorporate key elements of the IMS/TISPAN (IP Multimedia
Subsystem) architecture.

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

During 2006, we completed two financing rounds, raising an aggregate net amount of $11.6 million.

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

In May 2008, we sold to Karo Millennium J.P. L.L.C. 11 patents and certain patent-related rights, out of our portfolio of 22 patents. With the consummation of the transaction and the payment of all transaction-related expenses, including payment to the OCS, we retained net profit amounting to approximately
$8.8 million. In December 2008, we sold to Masinolli Fund L.L.C. four patents and certain patent-related rights, out of our remaining portfolio of 11 patents.
With the consummation of the transaction and the payment of all transaction-related expenses, we retained net profit amounting to approximately
$6.1 million. We were granted a geographically unlimited, non-exclusive license to use the sold patents and other patent-related rights in connection with the development and marketing of our products.

In December 2009, we acquired substantially all of the assets and assumed certain of the liabilities of Outsmart Ltd., an Israeli private company and a pioneer and provider of telecommunications convergence solutions, in consideration for the payment of $185,000 and the issuance of our ordinary shares having an aggregate value of $100,000. For full information about this transaction, please refer to the full text of the form of the Asset Purchase
Agreement, which is an exhibit to this annual report and is incorporated herein by reference.

Founded in 2001, Outsmart is a mobile solutions provider of convergence technologies. Outsmart offers its flagship product, the Plug `n Talk(TM)
solution that allows mobile operators to reach out across national borders to tap into new user segments. Based on its Smart Convergence Platform, Outsmart enables operators to converge between mobile and VoIP. Pursuant to the purchase agreement, we purchased substantially all of Outsmart's assets, including, but not limited to, Outsmart's technology and intellectual property, as well as certain of its customer and partner contracts. In addition and pursuant to the agreement, we engaged certain of Outsmart's personnel in order to enable a continued development and support and an uninterrupted transition to Outsmart's customers and partners, so purchased.

Outsmart's mobile VoIP and Intelligent Network products are a strategic addition to our existing portfolio of VoIP solutions. The combined portfolio, places us in a position of a provider of VoIP solution and applications to both fixed line and mobile service providers.

In 2009, our sales increased by approximately 5%, with gross margins increasing to 64%, while also decreasing level of operating expenses along the year, compared to gross margins of 57% in 2008, excluding amortization of intangible assets.

CAPITAL EXPENDITURES: The Company's capital expenditures for fiscal year 2009 were $0.1 million compared to $0.3 million in 2008. These expenditures were primarily for hardware and software.

CAPITAL EXPENDITURES CURRENTLY IN PROGRESS: During the first quarter of 2010 and through the date of this annual report on Form 20-F, the Company had capital expenditures in an aggregate amount of approximately $40,000, primarily for hardware and software. The capital expenditures currently in progress are being financed by the Company through the use of internal sources. Currently, the
Company has no capital divestitures in progress.

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

As the "first name in VoIP", we gained our experience over the last 13 years in deploying carrier-based VoIP solutions based on H.323 and SIP protocols. For additional information, see Item 4.A - "History and Development of the Company."

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

In addition to the above, and as a direct result of the acquisition of certain of Outsmart's assets, VocalTec now has solutions that better address the needs of Wireless Service Providers (Mobile and WiMAX) when connecting their subscribers to their core IP/VoIP or legacy GSM networks. The primary market for these solutions is therefore those wireless service providers looking to provide their customers a VoIP-based experience. Today, the main mobile VoIP offering is a less expensive mechanism for providing cheaper international calls from mobile phones. Mobile VoIP, as a way to extend voice capabilities using a dual-mode phones and other mobile internet devices, is emerging as a promising new application. Moreover, WiMAX players are also poised to start adding mobile VoIP to their growing data offerings.

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

o    Interoperability with PSTN/PLMN networks, supporting the full range of traditional telephone signaling variants;

o    Mediation and peering capabilities between the various networks, to allow for seamless delivery of voice/multimedia services;

o    Simple and rapid installation, deployment and support.

THE VOCALTEC SOLUTION

We develop, market and sell a variety of carrier-grade VoIP solutions for telecommunications service providers.

We believe that our particular advantages are:

o    A wide product offering and solutions that enable fast deployment of VoIP networks and solutions;

o    Mediation between the core VoIP network and various other networks, supporting a variety of connections including:

     o    Peering with other VoIP networks;

     o    Connecting to Legacy Public Switched Telephony Networks (PSTNs) and
          Public Land Mobile Networks (PLMNs);

     o    Connecting with a variety of Access equipment and devices.

o    Strong telecom signaling and signaling conversion technology and know-how;

o    A modular flexible approach to building a variety of network solutions to fixed-line and wireless operators;

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

o    More than thirteen years of experience in developing and deploying VoIP products and networks.

THE ESSENTRA PRODUCT SUITE

Designed for easy integration in multi-vendor environments, VocalTec's best-of-breed solutions handle call control, media processing, signaling and security within state-of-the-art next generation networks. VocalTec's SIP-based solutions support a variety of protocols, including SIP, Megaco/H.248, MGCP,
H.323, SIGTRAN M3UA/IUA, SS7, INAP, MAP and other protocols, incorporating key elements of the IMS/TISPAN (IP Multimedia Subsystem) architecture.

The Essentra product suite is a modular set of open and highly focused VoIP products for next generation network operators. Essentra products can be deployed individually or in any combination of groupings in order to provide tailored and cost-effective solutions for each carrier's specific service application needs. It enables carriers to seamlessly integrate state-of-the-art network components from VocalTec and third party vendors to create best-of-breed network solutions, and allows service providers to offer VoIP interconnection services, as well as services to residential, SOHO/SME and mobile customers over any broadband access infrastructure.

Essentra is a scalable, carrier-grade SIP-based solution for carriers looking to deploy a reliable packet-based solution. Leveraging our extensive global experience in implementing large packet tandem networks, Essentra offers high quality voice services, carrier grade reliability and maximum service flexibility. Essentra enables quick and simple deployment of VoIP networks as well as the smooth migration of legacy networks to packet-based environments, while maintaining seamless connectivity to PSTN/PLMN networks.

VOCALTEC PRODUCT OFFERINGS

The Essentra product family includes several major elements required when implementing VoIP networks:

1.   ESSENTRA VOIP

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

2.   ESSENTRA CONVERGENCE

CONVERGENCE PLATFORM: The Smart Convergence Platform integrates SIP-based telephony (VoIP) into the mobile core network. It offers end-users one identity, from one telephone number, across many devices. The platform enables operators to converge networks such as mobile, fixed and IP Multi-Media Systems (IMS). The
Smart Convergence Platform delivers a seamless end-user experience between fixed and mobile networks.

The Convergence Platform serves as the underlying infrastructure for various applications and services including such services as:

PLUG N' TALK: a service allowing VoIP devices to be connected as an extension to a PLMN network and offering a variety of options to communicate over a PC with all the benefits of a mobile device and mobile network services. Users can enjoy a selection of choices including PC-to-PC, PC-to-phone or phone-to-PC calls. As part of the solution, VocalTec markets a softphone preloaded on a variety of devices, such as a USB memory stick, which provides the user with the same user experience, phone number, services (voice, video, SMS and MMS) and bill available on any standard mobile handset.

VCCPLUS: Providing a rich and seamless handover experience between mobile and
WiFi networks for Dual Mode Handset users. The one phone service presents a Dual
Mode Handset with seamless and bi-directional handover between mobile &
WiFi-based on 3GPP VCC standards.

PC CLIENT: a SIP-based VoIP client application, intended for installation on any
PC and offering a variety of end-user services including voice, video, SMS and
MMS.

3.   ESSENTRA IN

ESSENTRA IN encompasses a variety of Intelligent Network (IN) services offered by VocalTec. These are enabled via the deployment of the solution as a Service
Control Point (SCP), an advanced IN solution providing both traditional IN as well as Next Generation services. It enables handling many session types and events including voice, SMS and other value-added services.

MUTILINE: the Multiline service provides mobile users with multiple lines operating simultaneously on a single mobile handset via a regular SIM card.
Subscribers can own multiple identities for both incoming and outgoing calls on a single device instead of carrying around two or more handsets. The implementation for business travelers includes the provision of a virtual-visiting-country-number enabled on the home-country device; in this manner the business traveler benefits from multiple lines on his single device.
Other service implementations for the Multiline applications are also supported.

Using Essentra products, a variety of network solutions may be offered, to OEMs, resellers, existing carriers and emerging operators.

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

INTERNATIONAL GATEWAY

The VocalTec International Gateway offering enables quick and simple deployment of International gateways providing significant economies in terms of network utilization and routing plan management. The solution features seamless connectivity between PSTN (TDM) and IP-based networks. It further provides comprehensive IP-to-IP peering capabilities, enabling traffic to pass directly between VoIP networks while bypassing the PSTN/PLMN. These intelligent and flexible routing capabilities allow carriers to change call routes dynamically in response to business requirements, enabling them to find the best termination peers and thereby optimize their cost structure through the implementation of flexible business models.

The ability to support both packet and legacy circuit traffic eliminates the need for additional investment in legacy infrastructures and allows the service provider to maintain a competitive service in today's ever-changing business environment.

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

MOBILE SOLUTIONS FOR BUSINESS TRAVELLERS AND OVERSEES WORKERS

Operators currently face two significant challenges: introducing new services in an effort to increase average revenue per user or target new market segments.
The VocalTec solution allows operators to benefit from both. With immigration continually rising and expatriates forming entire subcultures within a given country, VocalTec offers the operator an opportunity to access this previously untapped market.

The telecommunications traffic pattern of these expatriates and immigrants represent a large number of potential new minutes and revenue that until now have been off the operator's radar screen. VocalTec enables the operator to venture beyond its borders and attract new traffic by tapping into this revenue generating traffic pattern.

The solution incorporates the Essentra Convergence Platform interfacing to the operator's core GSM network on the one side, while providing a fully standard
SIP-based VoIP extension on the other. Coupled with the VocalTec PC-client application (whether stand-alone or in conjunction with the VocalTec USB dongle), the solution offers the travelling user a complete mobile user experience (on his PC) including the support of value-added-services and allowing the user to maintain the same identity and number.

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
Dialogic for the supply of SS7 signaling software and boards; IBM for X series servers and BladeCenter technology, and various other suppliers for Operating
System Software, SIP software, SS7 Software, Voice engine technology, and other software and hardware components with respect to both our wireline and wireless solutions. If our relationship with any of these suppliers is terminated, then we will need to invest time and resources to integrate our products with the hardware and software components of alternative suppliers. See Item 3.D - "Key
Information - Risk Factors - WE DEPEND TO A CERTAIN DEGREE ON THIRD PARTIES FOR
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

Other third-party elements relate also to the USB device currently marketed by
VocalTec. This solution, previously marketed and sold by Outsmart, includes a uniquely designed USB device. This device was originally manufactured for
Outsmart in China and it is expected that future purchases, should they be required, will also be made in China. This carries with it certain risks including supplier management, manufacturing, possible design changes and more.
See Item 3.D - "Key Information - Risk Factors- ADDITIONAL RISKS RELATED TO THE
ACQUISITION OF OUTSMART LTD.".

MARKETING, SALES AND DISTRIBUTION

We market and distribute our products both directly and via multiple distribution channels, and our main target customers include fixed-line national and international long distance carriers, competitive local exchange carriers
(CLEC), VoBB providers, incumbent local exchange carriers (ILEC), alternative
VoIP telephony carriers (such as Vonage) and Internet Telephony Service
Providers (ITSPs). Lately, and more so pursuant to the acquisition of Outsmart's assets, we also added the Mobile operators to our target customers by offering a new set of solutions for Mobile operators. We target both carriers with an existing infrastructure as well as those Greenfield carriers building new VoIP networks.

As of the business combination with Tdsoft, we have increased our sales and marketing efforts, in order to enhance and leverage the VocalTec brand, and in order to penetrate specific geographic areas in which we believe our products can be successfully sold. Such areas include primarily Russia, Commonwealth of
Independent States (CIS), Africa, Latin America and South East Asia. As part of these efforts, we reached agreements with a large number of local agents and distributors/Systems Integrators that assist us in the marketing of our products. These efforts resulted in new customer acquisitions and serve as a platform for further sales into each such target market.

In addition, we are continuously making efforts to establish relationships with channel partners, including resellers and other vendors, in order to leverage their market presence and increase our market reach and sales.

The sales cycles for our solutions are typically long as is common to the telecommunications market and the nature of our products and solutions. Once purchased by our end user customers, our solutions require installation in the network. After installation, the system usually enters into a service period of twelve to eighteen months. We offer three primary maintenance and service agreements, which are renewed on an annual basis. The standard service is a 9X5 support service (i.e. during regular business hours), including fixing of errors and faulty hardware replacement. The premium service includes a 24X7 support service and versions updates, while the premiumplus service also includes restricted eligibility to new product versions released.

INDUSTRY STANDARDS

We recognize that standards are important for interoperability and for providing the means for market growth. Over the years, we have taken an active role in international standards bodies and we continuously strive to keep abreast of evolving standards and specifications.

We actively support important communications standards in our products, including IETF SIP, ITU-T H.323, SS7, ISDN, MEGACO, MGCP, SIGTRAN, Radius and
others, and work closely with our carrier customers and equipment manufacturers in ensuring standards are correctly and uniformly implemented. The Essentra product suite was designed to meet the IMS specifications, which are being adopted by both wireless and fixed line operators. We consider our products to be IMS-TISPAN-ready.

COMPETITION

Our market is highly competitive and rapidly evolving, and is characterized by evolving standards, new alliances and consolidation. Since the Essentra solution combines trunking, peering, mobile and application elements, our competitive landscape includes providers of softswitches ("trunking"), application servers
("application") and session border controllers ("peering") as well as those providers offering network and service convergence solutions. Our principal competitors include Huawei, ZTE, Veraz Networks, Cirpack (now part of Thomson
Technology), Cisco Systems, Iskratel and Sonus Networks Inc. as Softswitch
vendors; Broadsoft, and NetCentrex (part of Comverse Technologies) as application server vendors; AcmePacket and Genband as session border controller vendors; and Nokia Siemens Networks, Mavenir and Counterpath as providers of
VoIP-to-mobile convergence services.

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

EFFECTS OF GOVERNMENTAL REGULATIONS

See "Item 10.E - Additional Information - Taxation and Government Programs".

4.C. ORGANIZATIONAL STRUCTURE

We are organized under the laws of the State of Israel. As of December 31, 2009, none of our subsidiaries (a list of which is provided for informational purposes only in Exhibit 8 to this annual report) is significant.

4.D. PROPERTY, PLANTS AND EQUIPMENT

Our headquarters are located in Herzliya Pituach, Israel. We currently pay a total annual rental amount of approximately $468,000. These facilities are used for management, administration, operations, marketing, sales, research and development, and testing. We maintain car leases, and our total liability for early termination of the leases is approximately $38,000. In the upcoming months we will move our offices to a new location in Netanya, Israel, and will occupy
6,500 square feet pursuant to a 6-year lease agreement expiring in April 2016.
We will pay a total annual rental amount of approximately $80,000 pursuant to the lease terms regarding such premises. For additional information about this lease, please refer to the summary of the lease agreement between the Company and Ayalot Property Investments (Natanya) Ltd., dated March 15, 2010 which is an exhibit to this annual report and is incorporated herein by reference.

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
STATEMENTS. FACTORS THAT MIGHT CAUSE FUTURE RESULTS TO DIFFER SIGNIFICANTLY FROM
THOSE PROJECTED IN THE FORWARD-LOOKING STATEMENTS INCLUDE, BUT ARE NOT LIMITED
TO, THOSE DISCUSSED BELOW AND ELSEWHERE IN THIS ANNUAL REPORT, PARTICULARLY
THOSE DESCRIBED ABOVE UNDER "ITEM 3.D - KEY INFORMATION - RISK FACTORS".

OVERVIEW

We are a provider of carrier-class multimedia and voice-over-IP (VoIP) solutions for fixed line and wireless communication service providers. We develop and market an extensive VoIP offering that enables the flexible deployment of next-generation networks (NGNs). Partnering with prominent system integrators, resellers and equipment manufacturers, we serve an installed base of leading service providers. Designed for easy integration in multi-vendor environments, our solutions handle call control, media processing, signaling and security within state-of-the-art NGN networks. Our SIP-based solutions support a variety of protocols, including Megaco/H.248, MGCP, H.323, Sigtran, ISUP, MAP, INAP and
CAMEL and incorporate various elements of the IMS/TISPAN (IP Multimedia
Subsystem) architecture.

We believe that continued investment in research and development is essential to remain competitive in the marketplace and is directly related to the timely development of new and enhanced products. Specifically, in order to bring our future products to maturity and thereafter increase sales, we are allocating significant resources to research and development activities, including outsourcing certain research and development assignments. We expect to participate only in OCS royalty bearing programs but we cannot make any assurances that we will be awarded any future grants.

Growth in the fixed line VoIP market is being driven largely by new entrants and service providers looking to reduce operational costs and easily add new, advanced services to their offering. In the wireless space, growth in VoIP is driven by WiMAX providers gradually adding voice to their broadband offering as well as by mobile providers currently deploying packet-based solutions primarily as a means to reduce service costs associated with their international calling and roaming offerings. While there are favorable industry trends that we believe create an opportunity for us, the ultimate demand for our products will depend upon the magnitude and timing of capital spending on VoIP infrastructure by telecommunications service providers and our ability to penetrate the market with new products and gain market share. The economic downturn experienced in
2009, in fact lead to communications service providers adopt a more cautious approach to capital spending.

We plan to increase our market share in the growing VoIP market, with an obvious focus on our target geographies. In 2006, we started selling our products in new regions, including Russia, Africa and Vietnam. In late 2006, we started selling our products also to resellers/systems integrators, resulting in an increase in the number of transactions. In 2007, while continuing to sell our solutions to the markets discussed above, we also began selling our solutions to Latin
America both directly and through resellers/systems integrators. In 2008, while continuing to sell our solutions in Europe and North America, we focused our marketing efforts in the Former Soviet Union, Latin America and Africa. This
continued through 2009, where we saw further growth in our activity in Russia and the Former Soviet Union as well as in the African region. We continued
developing the markets of Latin America and South East Asia. These represent our current target markets.

Our consolidated financial statements are prepared in accordance with U.S. GAAP, and are the basis for the discussion and analysis of our results of operations, liquidity and capital resources. Our functional and reporting currency is the
U.S. Dollar, which is the currency of the primary economic environment in which our consolidated operations are conducted. Transactions and balances originally denominated in dollars are presented at their original amounts. Transactions and balances in currencies other than dollars (including NIS) are re-measured in dollars in accordance with the principles set forth in ASC 830, "Foreign
Currency Matters". Our reported amounts of assets, liabilities, revenues and expenses and the related disclosure of contingent assets and liabilities are based on certain estimates and judgments made in the preparation of our financial statements, which estimates and judgments are revised periodically as required. Our estimates and assumptions are based on factors such as analysis of prior years' experience, trends within the Company and the telecommunications industry, and general economic conditions. However, actual results may differ from our estimates and assumptions as a result of varying market and economic conditions, and may result in lower revenues and bigger operating losses.

REVENUES

In 2009, we had sales of $6.4 million, compared to $6.1 million in 2008. Through
2009, we generated our revenues from sales of our products (primarily the
Essentra family products) and related services. Sales of products accounted for
66% of our revenues in 2009 compared to 65% in 2008.

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

Sales to most of our customers are generally made under short-term non-cancelable purchase orders. Although our customers may provide us with forecasts, our ability to predict revenues in any future period is limited and subject to change based on demand for our customers' equipment.

We market and sell our products worldwide. The percentages of our revenues by geographic area for the periods indicated were as follows:

                                                  YEAR ENDED DECEMBER 31,
                                          --------------------------------------
                                            2007           2008            2009
                                          --------       --------       --------
                                              %              %              %

Russia                                          28             51             24
Germany                                         23             16             15
Italy                                           15             11              5
Iceland                                          3              1              1
Europe - other                                  11              1              1
Americas (principally United States)             6              6              5
Asia                                             2              3              4
Israel                                           3              6              7
Africa and Middle East                           9              5             38
                                          --------       --------       --------
                                               100%           100%           100%
                                          --------       --------       --------

We attribute revenues to the geographic area where the customer, or its business unit that makes the purchase, is based.

CRITICAL ACCOUNTING POLICIES

Our discussion and analysis of our financial condition and the results of operations is based on our consolidated financial statements that have been prepared in accordance with US GAAP. The preparation of these consolidated financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses. On an ongoing basis, we evaluate our estimates, including those related to revenue recognition, inventories accounting for stock-based compensation and taxation.
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

IMPAIRMENT OF LONG-LIVED ASSETS

The long-lived assets and finite-lived intangible assets of the Company and its subsidiaries are reviewed for impairment in accordance with ASC 360-10-35,
"Property, Plant and Equipment-Subsequent Measurement", when events or changes in circumstances indicate that the carrying amount of an asset (or an asset group) may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds its estimated fair values.

We use the income approach in order to determine the fair value of intangible assets, as no quoted price in active market exists for such assets. The income approach requires management to predict forecasted cash flows, including estimates and assumptions related to revenue growth rates and operating margins, future economic and market conditions. Our estimates of market segment growth and our market segment share and costs are based on historical data, various internal estimates and certain external sources, and are based on assumptions that are consistent with the plans and estimates we are using to manage the underlying business. We base our fair value estimates on assumptions we believe to be reasonable but that are unpredictable and inherently uncertain. Actual future results may differ from those estimates.

As required by ASC 820, "Fair Value Measurements", starting January 1, 2009, the
Company applies assumptions that marketplace participants would consider in determining the fair value of long lived assets (or assets groups).

REVENUE RECOGNITION

The Company generates revenues from licensing the rights to use its software products, from the sale of its systems and from providing maintenance, engineering and support services, and in addition, from providing system integration and products arrangements for which revenues are generated on a fixed price basis. The Company's products are sold both to end users and to resellers, who are considered end-users for the purpose of revenue recognition.

Revenue from licensing of software products and systems is recognized when all the following criteria (which is outlined in ASC 985-605, "Software Revenue
Recognition"), are met: persuasive evidence of an arrangement exists, the product has been delivered, no significant obligation to the customer remains, the sales price is fixed or is determinable and collectability is reasonably assured. The Company does not grant a right of return to its customers.

Due to a limited number of separate support services and maintenance contracts consummated through 2007-2009, VSOE is not attainable to support allocation of services and maintenance revenues. Accordingly, recognition of revenues from bundled software arrangements are recognized ratably over the period of the last delivered element in the arrangement, which is typically the customer support and maintenance service period, provided that all other revenue recognition criteria are met.

When an arrangement provides for acceptance of the product by the customer, revenue is only recognized when such acceptance is received from the customer.

In certain cases, when the Company sells its products through resellers in new and emerging market channels for which no comparable history has been established, the Company recognizes revenues only when all obligations to the end user have been completed, and provided all other revenue recognition criteria have been met.

Revenues from arrangements including training and installation services are recognized only after the services are performed.

Revenues from software maintenance and technical support contracts are recognized on a straight-line basis over the term of the maintenance and support arrangement.

Revenues from system integration long-term projects are generated from fixed-price contracts according to which the time between the signing of the contract and the final customer acceptance is usually over one year. Such contracts require significant customization for each customer specific needs and, as such, revenues from these type of contracts are recognized in accordance with ASC 605-35, "Construction-Type and Production-Type Contracts," using contract accounting based on the percentage of completion method.

Sales under long-term fixed-price contracts which provide for a substantial level of development efforts in relation to total contract efforts are recorded using the cost-to-cost method of accounting as the basis to measure progress toward completing the contract and recognizing revenues. According to this method, revenues and profit are recorded based on the ratio of costs incurred to estimated total costs at completion.

A number of internal and external factors may affect the Company's costs estimates, including labor rates, estimated future prices of material, revised estimates of uncompleted work, efficiency variances, linkage to indices and exchange rates, customer specifications and testing requirement changes. If any of the above factors were to change, or if different assumptions were used in estimating progress cost and measuring progress towards completion, it is possible that materially different amounts would be reported in the Company's consolidated financial statements. Changes in estimates due to changes in estimates resulting from differences between actual performance and original forecasts are recorded in the results of operations when they are reasonably determinable by management, on a cumulative catch-up basis.

Estimates of total project requirements are based on prior experience of customization, delivery and acceptance of similar services, and are reviewed and updated regularly by management. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are first determined, in the amount of the estimated loss on the entire contract. As of December 31,
2009, there was no provision for losses.

The Company believes that the use of the percentage of completion method is appropriate as it has the ability to make reasonably dependable estimates of the extent of progress towards completion, contract revenues and contract costs. In addition, contracts executed include provisions that clearly specify the enforceable rights regarding services to be provided and received by the parties to the contracts, the consideration to be exchanged and the manner and the terms of settlement, including in cases of termination for convenience. In all cases the Company expects to perform its contractual obligations and its customers are expected to satisfy their obligations under the contract.

Estimated gross profit or loss from long-term contracts may change due to changes in estimates resulting from differences between actual performance and original forecasts. Such changes in estimated gross profit are recorded in results of operations when they are reasonably determinable by management, on a cumulative catch-up basis.

As of December 31, 2009, the Company adjusted the estimates of a project that was signed with one of its major customers during the year. Such adjustments were required in order to address a delay in the progress in this project. The
Company does not expect any loss from this project. As of the date of this report, a material progress was achieved and the project is supposed to continue as planned.

INCOME TAXES

The Company accounts for income taxes and uncertain tax positions in accordance with ASC 740, "Income Taxes". ASC 740 prescribes the use of the liability method whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company and its subsidiaries provide a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value. As of December 31, 2009, a full valuation allowance was provided by the Company. See Note 15 to the Financial
Statements for the impact of an amendment ASC No. 740, Accounting for
Uncertainty in Income Taxes.

On January 1, 2007, the Company adopted an amendment to ASC 740-10 (originally issued as "FIN 48"). The amendment contains a two-step approach to recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position taken or expected to be taken in a tax return by determining if the weight of available evidence indicates that it is more likely than not that, on an evaluation of the technical merits, the tax position will be sustained on audit, including resolution of any related appeals or litigation processes. The second step is to measure the tax benefit as the largest amount that is more than 50% likely to be realized upon ultimate settlement. The Company accrues interest and penalties related to unrecognized tax benefits in its provision for income tax. The Company recognized an increase of approximately $ 34 in the liability for unrecognized tax benefits, which was accounted for as an increase to the January 1, 2007 balance of the accumulated deficit. See also Note 15 to the Financial Statements.

SHARE-BASED COMPENSATION

The Company accounts for stock-based compensation in accordance with ASC 718,
"Compensation - Stock Compensation". ASC 718 requires companies to estimate the fair value of equity-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service periods in the Company's consolidated income statements.

The Company estimated the value of equity employee stock options on the date of grant using a Black-Scholes option-pricing valuation model. The fair value of stock options awards, as determined on the date of grant, is affected by several factors including our stock price, our stock price volatility, risk-free interest rate, expected dividends and the expected term of the options. If such factors change and we employ different assumptions for future grants, our compensation expense may differ significantly from what we have recorded in the current period.

In addition, ASC 718 requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Estimated forfeitures are based on actual historical pre-vesting forfeitures.

In the future, if the number of equity awards that are forfeited by employees is lower than expected, the expenses recognized in such future periods will be higher.

The Company recognizes compensation expenses for the value of its awards granted based on the straight line method over the requisite service period of each of the awards, net of estimated forfeitures.

5A. OPERATING RESULTS

YEAR ENDED DECEMBER 31, 2009 COMPARED TO YEAR ENDED DECEMBER 31, 2008

SALES

In 2009, we had sales of $6.4 million, compared to $6.1 million in 2008, an increase of $0.3 million, or 5%. Through 2009, we generated our revenues from sales of our products (primarily the Essentra family of products), from providing system integration and products arrangements on a fixed price basis, and from the sale of maintenance, support and other services. Sales of products accounted for 66% of our revenues in 2009, whereas sales of services accounted for 34% of our revenues in 2009. Sales in 2009 included an amount of $2.2 million to a significant customer that was accounted for under contract accounting and recognized based on the percentage to completion method. As of
December 31, 2009, we adjusted the estimates of this project in order to address a delay in the project's progress. As of the date of this annual report, most of the reasons for the delay were resolved.

Due to a limited number of separate support services and maintenance contracts consummated during such years, and since the Company began providing its services through distributors and integrators (resulting in inconsistencies of the portion of the contracts that is attributed to services), the Company was unable to establish VSOE (as defined under "Revenue Recognition" above) with respect to the support services and maintenance provided by the Company subsequent to January 1, 2007. Accordingly, revenues from bundled software arrangements in 2007 through 2009 are recognized ratably over the last deliverable element in the arrangement, which is typically the support and maintenance service period, assuming all other revenue recognition criteria are met. Revenues from system integration long-term projects are recognized in accordance with ASC 605-35, "Construction-Type and Production-Type Contracts,"
using contract accounting based on the percentage of completion method. For additional information on our revenue recognition policies, see Note 2(j) to the financial statements attached to this annual report.

In 2009, we continued selling our products also to resellers/systems integrators and partners. We sell our products to such resellers/systems integrators/partners for a consideration that is lower than the prices to end customers. As a result of the sale to resellers/systems integrators, we gain access to a broader range of customers, resulting in a larger amount of transactions. We expect to continue selling our products through such channels.

In 2009, we continued selling our Essentra family of products as part of solutions consisting also of certain hardware that we purchase from third parties, resulting in a continuous increase in sales.

To date, we have derived a substantial portion of our revenues from a relatively small number of customers (including resellers/systems integrators and partners). Each of the following customers accounted for more than 10% of our revenues for the periods indicated:

                                 YEAR ENDED DECEMBER 31,
                         --------------------------------------
                           2007           2008           2009
                         --------       --------       --------

Deutche telecom                22%            15%            14%
Mobifon 2000                   12%            26%             *
Integrated Networks            10%             *              *
ITI                             *             14%             *
Inline                          *              *             10%
Mobitel                         *              *             35%

* less than 10%

Total sales to the foregoing major customers accounted for 44%, 55% and 59% of our total revenues for the years ended December 31, 2007, 2008 and 2009, respectively.

In 2009, the Company focused its marketing efforts in the Former Soviet Union,
Africa, Latin America and South-East Asia. The Company expects to continue focusing on these target markets in 2010.

COST OF SALES

Cost of sales in 2009 was $2.3 million, or 36% of sales, compared with $2.9 million, or 48% of sales (including an amortization of acquired intangibles in the amount of $0.3 million), in 2008. The effect of the amortization of acquired intangibles as a percentage from sales in 2008 was 5% and in 2009 0%. Cost of products was $1.8 million in 2009 and $2.0 million in 2008. Cost of services was
$0.6 million in 2009 and in 2008.

The decrease in the cost of sales in 2009 compared to 2008 resulted mainly from a higher percentage of software included in product revenues.

Cost of our sales consists primarily of the cost of hardware components, salaries and other related expenses of our employees who are engaged in the production and support of our products and royalties paid by us to licensors of software and to the OCS.

In 2009, gross margins were 64%. In 2008, gross margins were 52%, including amortization of acquired intangibles, which decreased the gross margins from
57%.

OPERATING EXPENSES

RESEARCH AND DEVELOPMENT, NET

Research and development costs, net, were $2.1 million in 2009, including a $0.4 million OCS grant, compared with $4.2 million in 2008, including a $0.1 million
OCS grant, representing 32% and 68% of sales in 2009 and 2008, respectively.
Research and development costs, net, consist principally of salaries and benefits for software and hardware engineers and sub-contractors, related facilities' costs and activities and expenses associated with computer, software and other equipment used in software and hardware development and testing.
Research and development costs, net, in 2009 and 2008 included stock-based compensation amounts of $120,000 and $357,000, respectively, due to recognition of expense for share based payments accounted for under ASC 718. None of our software or hardware development costs have been capitalized during any of the reported periods, as the amount of software and hardware development costs eligible for capitalization incurred between the completion of both: (1) product design and (2) either of a working model or a detailed program design and the point of time the product is available for general release, has been insignificant. The decrease in research and development costs in absolute numbers in 2009 compared to 2008 resulted mainly from a material decrease in the total operating expenses of the Company (mainly salaries and other employee-related overhead expenses) in 2009 compared to 2008, in addition to a decrease in the total number of R&D employees in Israel and a measured migration of certain R&D activities towards our less costly offshore development activity.

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

Our research and development efforts in 2009 have been financed primarily from internal resources, in addition to a grant made by the OCS. In previous years we also participated, and we may participate in the future, in OCS royalty-bearing programs. Pursuant to the terms of the OCS royalty-bearing program, we are required to pay royalties of between 3.5% and 4.5% of sales of products and related services developed in any project partially funded by the OCS, up to an amount of 100% of the grant obtained. For grants received under programs approved subsequent to January 1, 1999, royalties are payable up to 100% of the grant obtained plus interest at the annual rate of Libor applicable to U.S.
dollar deposits. We may apply in future years for additional grants from the
OCS; however, there is no assurance that we will be awarded any such future grants.

Our research and development expenses in 2009 and 2008 were net of participation from the OCS. In 2009 and 2008, participation received or accrued from the OCS was $0.4 million and $0.1 million, respectively. In 2009, we paid or accrued royalties to the OCS in an aggregate amount of approximately $225,000 compared with $208,000 in 2008. As of December 31, 2009, our contingent liability to the
OCS amounted to approximately $22 million. During 2008, we recorded an aggregate income of $14.9 million, resulting from the sale of 15 of our patents and certain patent-related rights. For more information, please see "Item 4.A.
History and Development of the Company" above.

SELLING AND MARKETING

In 2009, selling and marketing expenses were $3.0 million, or 48% of sales, compared with $3.6 million, or 58% of sales in 2008. Selling and marketing expenses include salaries and benefits, sales commissions, travel expenses and related costs for our sales and marketing personnel. Selling and marketing expenses in 2009 and 2008 included stock-based compensation amounting to
$127,000 and $263,000, respectively, due to recognition of expense for share based payments accounted for under ASC 718. Selling and marketing expenses also include the costs of programs aimed at increasing revenue, such as advertising, trade shows and other market development programs. The decrease in selling and marketing costs in absolute numbers in 2009 compared to 2008 resulted mainly from a material decrease in the total operating expenses of the Company (mainly salaries and other employee-related overhead expenses) in 2009 compared to 2008.

GENERAL AND ADMINISTRATIVE

In 2009, general and administrative expenses were $2.1 million, or 34% of sales, compared with $2.7 million, or 44% of sales, in 2008. General and administrative expenses consist principally of salaries and benefits, outside legal, accounting and consultant fees, travel expenses and related costs for management, directors' fees, directors and officers insurance, finance, logistics, human resources, communication, information systems and administrative personnel.
General and administrative expenses in 2009 and 2008 included stock-based compensation amounting to $680,000 and $532,000, respectively, due to recognition of expense for share based payments accounted for under ASC 718.
General and administrative expenses also include expenses associated with computing equipment and software used in the administration operations. The decrease in general and administrative costs in absolute numbers in 2009 compared to 2008 resulted mainly from a material decrease in the total operating expenses of the Company (mainly salaries and other employee-related overhead expenses) in 2009 compared to 2008.

IMPAIRMENT OF GOODWILL AND INTANGIBLE ASSETS

In 2008, we recorded approximately $4.0 million in expenses relating to impairment of goodwill and intangible assets. Under ASC 350,
Intangibles-Goodwill and Others, goodwill is tested for impairment at least annually (or more frequently if impairment indicators arise). Under ASC 360,
"Property, Plant and Equipment-Subsequent Measurement", amortizable long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The
Company performed an impairment test mainly due to the fact that in addition to its losses, as of December 31, 2008, the Company's market capitalization was lower than the Company's shareholders' equity as of such date. No impairment of intangible assets was recorded in 2009, due to the fact that, among others, the
Company's market capitalization was higher than the Company's shareholders'
equity.

FINANCE INCOME, NET

Finance income, net, in 2009 consisted principally of interest income received in connection with our bank deposits, less bank charges and currency differences between the NIS and US dollar. In 2009, finance income, net, was $132,000, or approximately 2% of sales, compared to $90,000, or 1.5% of sales, in 2008. The increase from 2008 to 2009 is mainly due to changes in currency exchange rates between the US dollar and NIS.

TAXES ON INCOME, TAX REFUNDS AND TAX BENEFITS

In 2009, VocalTec and Tdsoft had two and four, respectively, Approved Enterprise programs under the Law for the Encouragement of Capital Investments, 1959. Such
programs are eligible for certain tax benefits for the first several years in which they generate taxable income. Income derived from an Approved Enterprise is subject to a zero tax rate for two years and up to an additional eight years of a reduced corporate tax rate of 25% until the earlier of (i) seven to ten consecutive years, commencing in the year in which the specific Approved
Enterprise first generates taxable income (which income is not offset by deductions attributable to the other sources), (ii) twelve years from commencement of production or (iii) fourteen years from the date of approval of the Approved Enterprise status. Some of our production and development facilities have been granted Approved Enterprise status. To date, neither of our
Approved Enterprise programs has generated any taxable income.

As of December 31, 2009, we had net operating loss carryforwards in Israel of approximately $192 million ($141 million allocated to VocalTec and $51 million allocated to Tdsoft). This net-operating loss may be carried forward and offset against future taxable income under applicable tax laws. Management currently believes that since the Company has a history of losses, it is more likely than not that the operating losses will not be utilized. As a result, the Company provides full valuation allowance to completely reduce the deferred tax assets.
As of December 31, 2009, valuation allowance amounted to approximately $35 million comprised mostly from carry forward loss. We also had an aggregate net-operating loss carryforwards in the U.S. of approximately $9 million, which may not be carried forward and offset against future taxable income due to change of control in the Company following the merger between Vocaltec and
Tdsoft in November 2005 (for additional information, see Item 10E - "taxation and government programs"). Tax benefits, which apply to us under Israeli law, do not apply to any income generated by any of our other subsidiaries.

NET INCOME (LOSS)

Net loss in 2009, was $2.5 million, compared with a net income of $3.7 million in 2008, including income from sale of patents in the amount of $14.9 million and impairment of goodwill and intangible assets in the amount of $4.0 million.

Our financial statements are reported in dollars and the vast majority of our sales are made in U.S. dollars. Most of our expenses are in NIS and dollars. The cost of our operations in Israel, as expressed in dollars, is influenced by the extent to which any increase/decrease in the rate of inflation in Israel is not offset by the appreciation/depreciation of the NIS in relation to the dollar. In
2009, the rate of inflation in Israel was 3.9% and the rate of appreciation of the NIS in relation to the dollar was 0.7%.

YEAR ENDED DECEMBER 31, 2008 COMPARED TO YEAR ENDED DECEMBER 31, 2007

SALES

In 2008, we had sales of $6.1 million, compared to $5.8 million in 2007, an increase of $0.3 million, or 6%. Through 2008, we generated our revenues from sales of our products (primarily the Essentra family of products) and from the sale of maintenance, support and other services. Sales of products accounted for
65% of our revenues in 2008, whereas sales of services accounted for 35% of our revenues in 2008. Due to a limited number of separate support services and maintenance contracts consummated during such years, and since the Company began providing its services through distributors and integrators (resulting in inconsistencies of the portion of the contracts that is attributed to services), the Company was unable to establish VSOE with respect to the support services and maintenance provided by the Company subsequent to January 1, 2007.
Accordingly, revenues from bundled software arrangements in 2007 and 2008 were recognized ratably over the last deliverable element in the arrangement, which is typically the support and maintenance service period, assuming all other revenue recognition criteria are met. The increase in our revenues from the sale of products resulted from the deferral of approximately $2.7 million of revenues from 2007 to 2008, due to the Company's inability for the first time to establish VSOE during 2007. The decrease in revenues from the sale of services in 2008 compared to 2007 resulted mainly from cancellation of a yearly support contract from one of our major customers.

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

Cost of our sales consists primarily of the cost of hardware components, salaries and other related expenses of our employees who are engaged in the production and support of our products and royalties paid by us to licensors of software and to the OCS.

In 2008, gross margins were 52%, including amortization of acquired intangibles, which affected the gross margins by 5%. In 2007, gross margins were 41%, including amortization of acquired intangibles and an inventory write-off, which affected the gross margins by 15%.

OPERATING EXPENSES

RESEARCH AND DEVELOPMENT, NET

Research and development costs, net, were $4.2 million in 2008, compared with
$4.6 million in 2007, representing 68% and 79% of sales in 2008 and 2007, respectively. Research and development costs, net, consist principally of salaries and benefits for software and hardware engineers and sub-contractors, related facilities' costs and activities and expenses associated with computer, software and other equipment used in software and hardware development and testing. Research and development costs, net, in 2008 and 2007 included stock-based compensation amounts of $357,000 and $353,000, respectively, due to recognition of expense for share based payments accounted for under ASC 718.
None of our software or hardware development costs have been capitalized during any of the reported periods, as the amount of software and hardware development costs eligible for capitalization at this stage has historically been insignificant. The decrease in research and development costs in absolute numbers in 2008 compared to 2007 resulted mainly from a material decrease in the number of R&D employees in 2008 compared to 2007, offset by a decrease in OCS grants.

Our research and development efforts in 2008 have been financed primarily from internal resources. In previous years, we participated only in OCS of Israel royalty-bearing programs. Pursuant to the terms of the OCS royalty-bearing program, we are required to pay royalties of between 3.5% and 4.5% of sales of products and related services developed in any project partially funded by the
OCS, up to an amount of 100% of the grant obtained. For grants received under programs approved subsequent to January 1, 1999, royalties are payable up to
100% of the grant obtained plus interest at the annual rate of Libor applicable to U.S. dollar deposits.

Our research and development expenses in 2008 and 2007 were net of participation from the OCS. In 2008 and 2007, participation received or accrued from the OCS was $0.1 million and $0.8 million, respectively. In 2008, we paid or accrued royalties to the OCS in an aggregate amount of approximately $208,000 compared with $175,000 in 2007. As of December 31, 2008, our contingent liability to the
OCS amounted to approximately $22 million. During July 2008, the Company consummated the sale of 11 of its patents for an aggregate selling price of
$12.5 million. On July 13, 2008, the OCS approved the consummation of the foregoing sale, subject to the payment to the OCS of approximately $2.08 million, leading to net proceeds of $10.4 million. During December 2008, the
Company consummated the sale of four of its patents for an aggregate selling price of $7.0 million. The OCS approved the consummation of the foregoing sale, with no royalty payment obligation.

SELLING AND MARKETING

In 2008, selling and marketing expenses were $3.6 million, or 58% of sales, compared with $4.7 million or 82% of sales in 2007. Selling and marketing expenses include salaries and benefits, sales commissions, travel expenses and related costs for our sales and marketing personnel. Selling and marketing expenses in 2008 and 2007 included stock-based compensation amounting to
$263,000 and $224,000, respectively, due to recognition of expense for share based payments accounted for under ASC 718. Selling and marketing expenses also include the costs of programs aimed at increasing revenue, such as advertising, trade shows and other market development programs. The decrease in selling and marketing expenses in absolute numbers in 2008 compared to 2007 resulted primarily from decrease in travel, marketing and subsidiaries-related expenses.

GENERAL AND ADMINISTRATIVE

In 2008, general and administrative expenses were $2.7 million, or 44% of sales, compared with $2.0 million, or 35% of sales, in 2007. General and administrative expenses consist principally of salaries and benefits, outside legal, accounting and consultant fees, travel expenses and related costs for management, directors' fees, directors and officers insurance, finance, logistics, human resources, communication, information systems and administrative personnel.
General and administrative expenses in 2008 and 2007 included stock-based compensation amounting to $532,000 and $552,000, respectively, due to recognition of expense for share based payments accounted for under ASC 718.
General and administrative expenses also include expenses associated with computing equipment and software used in the administration operations. The increase in general and administrative expenses in absolute numbers resulted primarily from the increase in professional services and salary expenses.

IMPAIRMENT OF GOODWILL AND INTANGIBLE ASSETS

In 2008, we recorded approximately $4.0 million in expenses relating to impairment of goodwill and intangible assets, compared to approximately $5.4 million in 2007. Under Statement of ASC 350, "350 Intangibles--Goodwill and
Other" (formerly FAS 142), goodwill is tested for impairment at least annually
(or more frequently if impairment indicators arise). Under Statement of ASC 360,
"Property, plant and equipment" (formerly FAS 144), amortizable long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The
Company decided to use an income approach instead of the market price of the
Company's shares mainly due to the fact that in addition to its losses, as of
December 31, 2008 and 2007, the Company's market capitalization was lower than the Company's shareholders' equity as of such date.

INCOME FROM SALE OF PATENTS, NET

During 2008, we recorded an aggregate income of $14.9 million, resulting from the sale of 15 of our patents and certain patent-related rights. Income from sales of patents is included in operating expenses due to the fact that the patents are a direct result of the Company's current operations.

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

TAXES ON INCOME, TAX REFUNDS AND TAX BENEFITS

As of December 31, 2008, we had net operating loss carryforwards in Israel of approximately $194 million ($141 million allocated to VocalTec and $53 million allocated to Tdsoft). This net-operating loss may be carried forward and offset against future taxable income under applicable tax laws. Management believes that since the Company has a history of losses, it is more likely than not that the operating losses will not be utilized. As a result, the Company provides full valuation allowance to completely reduce the deferred tax assets. As of
December 31, 2008, valuation allowance amounted to approximately $48 million comprised mostly from carry forward loss. We also had an aggregate net-operating loss carryforwards in the U.S. of approximately $9 million, which may not be carried forward and offset against future taxable income due to change of control in the Company following the merger between Vocaltec and Tdsoft in
November 2005 (for additional information, see Item 10E - "taxation and government programs"). Tax benefits, which apply to us under Israeli law, do not apply to any income generated by any of our other subsidiaries.

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

5B. LIQUIDITY AND CAPITAL RESOURCES

During the past three years, we covered our cash flow requirements with cash proceeds from sales of patents, operating revenues and grants from the OCS.

As of December 31, 2009, we had approximately $10.6 million in cash and cash equivalents and bank deposits, comprised of $7.5 million in cash and cash equivalents and $3.1 million in bank deposits. As of December 31, 2008, we had approximately $15.0 million in cash, cash equivalents and bank deposits.

As of December 31, 2009, we had working capital of approximately $7.8 million, compared with $10.1 million as of December 31, 2008. The net decrease in working capital during 2009 resulted primarily from the decrease in cash and cash equivalents and bank deposits during 2009.

Net cash used in operating activities was $4.1 million, $4.3 million and $3.9 million for the years ended December 31, 2009, 2008 and 2007, respectively. Net cash provided by investing activities was $7.1 million, $4.8 million and $2.5 million for the years ended December 31, 2009, 2008 and 2007, respectively. Net cash used in financing activities was $0.6 million in 2009.

The Company had no net cash generated by financing activities in 2008 and 2007.

We anticipate that operating expenses may exceed revenues, net of cost of sales in 2010 and possibly beyond if we do not sufficiently increase sales and reduce our costs. We believe that our current cash and cash equivalents balances, together with future estimated cash flows from operations and grants from the
OCS, if received, are sufficient to meet our anticipated cash needs for working capital and capital expenditures for at least the next 12 months.

Capital expenditures in 2009 were approximately $64,000, compared with $269,000 in 2008 and $178,000 in 2007.

We maintained annual car leases in the amount of approximately $313,000 in 2009, and our total liability for early termination of the leases is in the amount of up to approximately $38,000.

INVENTORY AND RECEIVABLES

Inventories as of December 31, 2009 were $63,000, compared to $38,000 as of
December 31, 2008.

Trade receivables are from sales of our products, primarily to telecommunications systems integrators, resellers and service providers. Trade receivables are presented at gross value less reserve for doubtful accounts of
$0 as of December 31, 2009 and 2008. Trade receivables, net, as of December 31,
2009 and 2008 were $0.2 million.

Prepaid expenses and other receivables were $0.5 million as of December 31, 2009 and 2008.

IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS STILL NOT EFFECTIVE FOR THE
COMPANY AS OF DECEMBER 31, 2009

In October 2009, the FASB issued an update to ASC 985-605, "Software-Revenue
Recognition" (originally issued as EITF 09-3). In accordance with the update to the ASC, tangible products containing software components and non-software components that function together to deliver the tangible product's essential functionality are excluded from the scope of the software revenue recognition guidance. In addition, hardware components of a tangible product containing software component are always excluded from the software revenue guidance. The mandatory adoption is on January 1, 2011. The Company may elect to adopt the update prospectively, to new or materially modified arrangements beginning on the adoption date, or retrospectively, for all periods presented. In such case the Company must also adopt the amendment to ASC 605-25 with respect to multiple-elements arrangements prior to January 1, 2011. The Company does not expect the adoption of the update to have a material impact on the Company's consolidated financial condition or results of operations.

In October 2009, the FASB issued an update to ASC 605-25, "Revenue recognition -
Multiple-Element Arrangements", that provides amendments to the criteria for separating consideration in multiple-deliverable arrangements to:

     o    Provide updated guidance on whether multiple deliverables exist, how the deliverables in an arrangement should be separated, and how the consideration should be allocated;

     o    Require an entity to allocate revenue in an arrangement using estimated selling prices ("ESP") of deliverables if a vendor does not have vendor-specific objective evidence of selling price ("VSOE") or third-party evidence of selling price ("TPE");

     o    Eliminate the use of the residual method and require an entity to allocate revenue using the relative selling price method; and

     o    Require expanded disclosures of qualitative and quantitative information regarding application of the multiple-deliverable revenue arrangement guidance.

The Company may elect to adopt the update prospectively, to new or materially modified arrangements beginning on the adoption date, or retrospectively, for all periods presented. The Company is currently evaluating the impact on its consolidated results of operations and financial condition.

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

We have filed numerous patent applications in the United States and other countries with respect to certain technologies employed in our products. Some of those applications have already registered and we have the rights to use these registered patents, either under a non-exclusive license, or by owning these patents. Still, we have not recently filed any new patent application in the
United States or elsewhere. In addition, we have filed trademark applications in the United States and other countries with respect to trademarks associated with us, and our products. Some of those applications have already been registered and we own those registered trademarks.

During 2008, the Company entered into a patent purchase agreement, pursuant to which the Company agreed to sell 15 patents and certain patent-related rights, out of the Company's portfolio of 22 patents, and the Company was granted with a geographically unlimited, non-exclusive license to use the sold patents and other patent-related rights in connection with the development and marketing of its products. Generally, we enter into non-disclosure and invention assignment agreements with our employees, and into non-disclosure agreements with our consultants, subcontractors and distributors and channel partners. However, there can be no assurance that such measures will protect our proprietary technology, that competitors will not develop products with features based upon, or otherwise similar to, our products or that we will be able to enjoin competitors from selling similar products.

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

VocalTec, Essentra, TdSOFT, TdGATE, TdVIEW, PLUG & TALK, SmartFMC, and SmartIMS
are trademarks or registered trademarks of VocalTec and its fully-owned subsidiaries. All other trademarks or registered trademarks used in this Annual
Report are the property of their respective owners.

RESEARCH AND DEVELOPMENT

We believe that our ability to enhance our current products, develop and introduce new products on a timely basis, maintain technological competitiveness and meet customer requirements is essential to our future success. Accordingly, we devote and intend to continue to devote a significant portion of our personnel and financial resources to research and development. Notwithstanding, our investment in Research and Development may vary in accordance with our operating results. We also intend to continue seeking and maintaining close relationships with our customers in order to remain responsive to their needs.
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

See Item 5A - "Operating and Financial Review and Prospects - Operating Results
- Research and development costs, net".

5D. TREND INFORMATION

We believe that our business is subject to the following trends:

TRENDS IN THE COMMUNICATIONS INDUSTRY

REGULATION AND COMPETITION: Service providers worldwide are facing an increasing array of challenges given the ongoing regulatory changes and technological advances in the communications industry. Global deregulation is promoting competition to incumbent service providers from both new entrants and operators, such as wireless, satellite, Internet and cable television service providers. At the same time, end user demands are rapidly evolving. While in the past, communications traffic consisted primarily of traditional voice communications and basic data traffic, such as email and facsimiles, in recent years, with the wide acceptance of the Internet and broadband infrastructure, end users are increasingly seeking fast, personalized, content-rich, easy-to-use communications and are relying on these applications in both their professional and personal lives. Accordingly, this trend is increasing demand for high-speed access services, including IP-based voice, video, data and wireless services.

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

The access network is located between the core network and the customer premise and is integral to the aggregation and distribution of network services and to the creation of new services. Service providers have begun looking for ways to efficiently enable the deployment of new services with ever-increasing bandwidth requirements, such as video or bundled services. To complement the investments made in the core network and to combine voice, video and data over a common network, service providers are increasingly seeking to upgrade access infrastructures based on IP technologies. Increasingly, the use of IP as a transport technology to combine voice, video and data over a common network is emerging as the principal network architecture for service providers. The demand for broadband connectivity to the Internet led incumbent local exchange carriers to offer broadband over copper to the residential market. This was offered using
ADSL technology. The fast deployment of ADSL opened up an opportunity for alternative carriers to offer voice over this broadband connection, bypassing the need for any permission from the provider of the ADSL service. In addition, new wireless technologies today provide an alternative low cost method of offering broadband access services. The initial adoption of wireless broadband technologies, such as WiMAX is a good example of this. WiMAX technology is said to facilitate the deployment of a broadband access infrastructure by omitting the need to drive cables underground; this is conducive to both a quicker and more cost-effective deployment. Alternative and Greenfield carriers are looking to WiMAX technology for the delivery of both a data and video/voice service. A similar trend can be seem amongst mobile service providers, who have made tremendous investments in the upgrade of their infrastructures in order to provide mobile broadband services. The availability of innovative bandwidth consuming services, as well as the increasing availability and penetration of
Internet and broadband capable devices, serves as a significant driver for these network upgrades.

The availability of broadband services is a very significant factor in the ability to offer Essentra BAX as a service delivery platform for providing Class
5 Voice over Broadband (VoBB) services. Various market research firms estimate that in 2011 approximately 15% of all wire-line telephone lines will implement
Voice over Broadband (VoBB) technology. The mobile VoIP space is very much a nascent market still showing negligible penetration. Market research estimates
YoY growth rates over or close to 100% with mobile VoIP users reaching almost
300 million by 2013.

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
The physical location of the softswitch will not be related to the subscribers that it will serve. Massive efforts and large projects are planned by most telephony service providers, which are expected to result in around 200 million telephony lines connected to softswitches by 2011 (according to a 2009 report by
Infonetics Research). Essentra product family aims at this market, which is expected to grow (according to the same report) by an annual average of around
20 million users per annum.

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

As mentioned above the mobile VoIP market is still very much a nascent one. The acquisition of some of Outsmart's assets enhances VocalTec's portfolio of VoIP solutions and extends them to the mobile space, placing VocalTec in a better position to target this market. Although there is no certainty that we will be successful in the penetration of this market, it is viewed as an interesting growth opportunity.

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

THE APP STORE PHENOMENON: Mobile applications stores have emerged as popular handset operating systems compete to attract developers. Apple clearly enjoys the current lead, with over 100,000 applications and 2 billion downloads reported as of the end of 2009. This trend towards a decoupling of the application from the service provider environment may potentially become a disruptive phenomenon further enhancing their competitive environment vis-a-vis alternative service providers such as Skype and Google. The market has already seen mobile providers taking a stand whether against or in favor of this trend.
What seems obvious is that mobile providers cannot remain indifferent and must define their mobile VoIP strategy. VocalTec stands to benefit from this as the trend may act as a trigger and driver for mobile providers to accelerate their mobile VoIP agendas.

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

     (iii) Convergence between fixed and mobile networks, both on the infrastructure and the service and business aspects, with respect to which the
Company offers a solution providing some of the elements in an FMC-type (fixed mobile convergance) implementation. This trend is characterized by the unification of infrastructures (including unification at the infrastructure and service layers). The Essentra Convergence Platform offers VocalTec the ability to provide solutions and services for this market segment.

     (iv) One of the major trends apparent in the IT industry today is the move towards services in the cloud computing and to new service models, such as SaaS
(Software as a Service). Cloud computing is a style of computing in which dynamically scalable and often virtualized resources are provided as a service over the Internet. With the ever growing bandwidth available in the market, hosting applications in the network becomes virtually like placing them next door, within the company premises. The financial crisis gives another reason for
CAPEX/OPEX reduction and cloud computing supports that, by allowing for more efficient use of elastic computing resources. The company has made initial inroads into this and has deployed its Essentra BAX solution in a cloud computing environment. The solution is currently used primarily for pre-sales and demonstration purposes, and the company is looking at this both as a technology driver to gain scaling out and modular growth of its solutions and for the possible adaptation of new business models.

5E. OFF-BALANCE SHEET ARRANGEMENTS

There are no off-balance sheet arrangements that have or are reasonably likely to have a current or future material effect on the company's financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

5F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

CONTRACTUAL
OBLIGATIONS                               PAYMENT DUE BY PERIOD (IN THOUSANDS OF DOLLARS)
-----------                      ----------------------------------------------------------------
                                               LESS THAN                                 MORE THAN
                                   TOTAL        1 YEAR       2-3 YEARS     4-5 YEARS      5 YEARS
                                 --------      --------      --------      --------      --------

CONTRACTUAL OBLIGATIONS
Uncertain tax positions (1)           739           739             -             -             -
Operating Lease Obligations           597           177           160           160           100
Accrued severance pay (2)           1,030             -             -             -         1,030

(1)  Uncertain income tax position under ASC 740, "Income Taxes". are due upon settlement and we are unable to reasonably estimate the ultimate amount or timing of settlement. See Note 15(i) in our Consolidated Financial
     Statements for further information regarding the Company's liability under
     ASC 740.

(2)  As of December 31, 2009 we had $826,000 in severance pay funds to cover such liabilities.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A. DIRECTORS AND SENIOR MANAGEMENT

The following sets forth certain information regarding our directors and executive officers as of the filing date of this annual report:

NAME                      POSITION
-------                   -----------
Ido Gur                   President and Chief Executive Officer
Ilan Rosen (1)            Chairman of the Board of Directors
Robert Wadsworth          Director
Yoseph Dauber (1)(2)      External Director
Tsipi Kagan (1)(2)        External Director
Eran Dariel (2)           Director
Joshua Di-nur             Chief Financial Officer

---------------------

(1) Member of the Compensation Committee

(2) Member of the Audit Committee

Set forth below is a biographical summary of the business experience of each of the directors and executive officers named above:

IDO GUR was appointed as the Company's President and Chief Executive Officer on
September 1, 2008. Mr. Gur has gained extensive experience in the management of global technology companies. Prior to joining VocalTec, Mr. Gur spent three years at ECI Telecom, a global provider of telecommunications equipment, as
Executive Vice President Global Sales & Marketing. Prior to that, Mr. Gur spent one year as EVP Sales & Marketing at Corrigent Networks. Before joining
Corrigent Networks, Mr. Gur spent seven years at ECI Telecom in various
Marketing & Sales positions. Mr. Gur holds an M.Sc. degree in physics from Tel
Aviv University, Israel.

ILAN ROSEN was appointed as Chairman of our Board of Directors in November 2005
(following and pursuant to the business combination). Mr. Rosen serves as a special advisor to HarbourVest Partners LLC since March 2003 and is a board member of Ozarot Ltd., an asset management company. Between 1989 and 1993, Mr.
Rosen served on various boards of directors as a Business Manager at Polar
Investments Ltd. From 1993 to 1996, he served as President of Adsha Development
& Investments Ltd., an Israeli investment company that was listed on the Tel
Aviv Stock Exchange, and in that capacity served on various boards of directors.
From November 1996 through January 2004, Mr. Rosen served as Vice President of
Teledata Networks (formerly ADC Telecommunications, Israel and prior thereto
Teledata Communications Ltd.) and in that capacity, in addition to serving as chairman of the board of Tdsoft, Mr. Rosen served on the board of directors of each of G-Connect Ltd., VManage Ltd., Mind CTI Ltd. and various other companies.
Mr. Rosen received a B.Sc. (cum laude) in mechanical engineering from Tel Aviv
University in 1979, and an MBA from Tel Aviv University in 1986.

ROBERT M. WADSWORTH was appointed as a director of VocalTec in November 2005
(following and pursuant to the business combination). Mr. Wadsworth joined
HarbourVest Partners in 1986 and is a managing director who focuses on direct investments. Mr. Wadsworth manages many of HarbourVest's investment activities in both the industrial and information technology sectors. He is currently a director of Network Engines, Inc., and Trintech Group PLC, which are public companies. He is also a director of Akibia, AWS Convergence (Weatherbug),
Camstar Systems, Kinaxis, and several other private companies. Mr. Wadsworth's prior experience includes management consulting with Booz, Allen & Hamilton, where he specialized in the areas of operations strategy and manufacturing productivity. He received a BS (magna cum laude) in Systems Engineering and
Computer Science from the University of Virginia in 1982 and an MBA (with distinction) from Harvard Business School in 1986. Mr. Wadsworth serves as a
Trustee of the University of Virginia School of Engineering & Applied Science
and the Dana Hall School.

YOSEPH DAUBER has served as a director of VocalTec since August 2003. In October
2009, Mr. Dauber was appointed for a second three-year term as an external director. Mr. Dauber has served as a director of NICE Systems Ltd. since April
2002 Mr. Dauber also serves on the board of directors of Delek Group. Mr. Dauber is currently the Chairman of Kcps Manof Fund. Until January 2009, Mr. Dauber
served as a director of Clal Insurance Holdings Company. From September 2003 and
until November 2008 he served as a member of the board of directors of Bank
Hapoalim. Mr. Dauber has also served on the board of directors of Lodzia Rotex
Ltd. and Afcon Industries Ltd. Mr. Dauber has joined Bank Hapoalim towards the end of 1973. On July 1988 he became a member of the Board of Management.
Beginning 2001 until June 2002, he was Deputy Chairman of the Board of
Management and joint Managing Director of Bank Hapoalim. From 2002 to 2003, he
served as Chairman of the Israel Maritime Bank Ltd. Mr. Dauber holds a
Bachelor's degree in Economics and Statistics from the Hebrew University in
Jerusalem and a Masters degree in Law from Bar Ilan University.

TSIPI KAGAN was appointed as an external director of VocalTec in October 2008.
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

ERAN DARIEL has served as a director of VocalTec since December 31, 2008. Mr.
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

JOSHUA DI-NUR joined VocalTec in September 2008 as Chief Financial Officer. Mr.
Di-nur's career includes a variety of high-level finance positions in Israel (in public and private companies) as well as General Management positions outside of
Israel (USA and China). Mr. Di-nur is also an executive and personal coach.
Prior to joining VocalTec, Mr. Di-nur held a number of key positions, including
President of ECI China Ltd., a Chinese subsidiary of ECI Telecom (2007-2008);
Vice President and CFO of ECI Ltd., the Optical Network Division of ECI Telecom
(2001-2007); Vice President and CFO of Pelephone Communication Ltd.(1999-2001);
President and CEO of Degem Systems wholly owned subsidiary in the USA, and prior thereto Vice President and CFO, of Degem Systems Ltd., an industrial public entity in the field of systems in technological trainings (1987-1996); Vice
President and CFO of InterPharm Laboratories Ltd., then a NASDAQ-listed pharmaceutical company (1983-1987), Vice President and CFO of Pecker Plada
Group, an industrial public company in the field of steel and ceramic tiles
(1980-1983), and Vice President and CFO of Periclase Dead Sea Ltd., a subsidiary of Israel Chemical Ltd (1973-1980). Mr. Di-nur is a certified Public Accountant and received a B.A. in Economics and Accounting from Tel-Aviv University.

6.B. COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

The aggregate compensation paid to VocalTec's directors and executive officers as a group during the fiscal year ended December 31, 2009 was approximately $0.6 million in salaries, directors' fees and bonuses. No additional amounts were set aside or accrued by the Company or its subsidiaries in 2009 to provide pension retirement or similar benefits to the directors and executive officers.

During the fiscal year ended December 31, 2009, the following options were granted to Eran Dariel: 15,385 options to purchase ordinary shares at an exercise price per share equal to $5.93, 8,615 options to purchase ordinary shares at an exercise price per share equal to $3.308, and 40,000 options to purchase ordinary shares, at an exercise price per share equal to $0.285 (being the average closing price of the Company's shares over the 30-day period prior to the date on which Mr. Dariel joined the Company's Board, being December 31,
2008). The abovementioned options are exercisable for a period of twelve months following such time on which Eran Dariel ceases from being a director of the
Company. In addition, 20,000 options to purchase ordinary shares at an exercise price per share equal to $1.85 were granted to Joshua Di-Nur pursuant to the terms of the Company's 2003 Amended Master Stock Option Plan.

6.C. BOARD PRACTICES

INTRODUCTION.

Our board of directors presently consists of five members. Pursuant to the
Companies Law, the board of directors retains all of the powers in running our
Company that are not specifically granted to our shareholders. Pursuant to the
Companies Law and our Articles of Association, a resolution proposed at any meeting of the directors, at which a quorum is present, shall be adopted if approved by a vote of at least a majority of the directors present at the meeting. A quorum of directors is at least a majority of the directors then in office who are lawfully entitled to participate in the meeting (until otherwise unanimously decided by the directors). The board of directors may elect one director to serve as the chairman of the board of directors to preside at the meetings of the board of directors, and may also remove that director as chairman. Minutes of the meetings are recorded and kept at our offices. The board of directors may, subject to the provisions of the Companies Law, delegate any or all of its powers to committees, each consisting of one or more directors
(except the audit committee, which must consist of at least three directors and include all of the external directors), and it may, from time to time, revoke such delegation or alter the composition of any such committees. Unless otherwise expressly provided by the board of directors, the committees shall not be empowered to further delegate such powers. The composition and duties of our audit committee are more fully described in "10.B - Memorandum and Articles of
Association".

TERMS OF DIRECTORS.

The period during which our directors and senior management have each served in their respective offices is set forth in "Item 6 - Directors, Senior Management and Employees - Directors and Senior Management". The expiration date of the terms of office of our directors are as follows: (a) Eran Dariel - at the annual shareholders meeting in 2010 (at which time he may be re-appointed as a director); (b) Robert Wadsworth - at the annual shareholders meeting to be held in 2011 (at which time he may be re-appointed as a director); (c) Ilan Rosen -
at the annual shareholders meeting in 2012 (at which time he may be re-appointed as a director); (d) Tsipi Kagan , who was elected as an external director in
October 2008, will serve in such position for three years and may then be appointed for an additional three-year term as an external director; and (e)
Yoseph Dauber, who was re-elected for his final office as an external director in November 2009, will serve in such position for three years.

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

AUDIT COMMITTEE

Our audit committee is comprised of Yoseph Dauber, Tsipi Kagan and Eran Dariel.
We believe that Mr. Dauber and Ms. Kagan qualify as audit committee financial experts (as such term is defined under the Exchange), and that each of them and
Eran Dariel qualifies as an independent director (as such term is defined under the Nasdaq rules). The purpose of the audit committee is to provide assistance to the Board of Directors in fulfilling its legal and fiduciary obligations with respect to matters involving the accounting, auditing, financial reporting and internal control functions of VocalTec and its subsidiaries as well as complying with the legal requirements under Israeli law and the Sarbanes-Oxley Act of
2002. The following are examples of functions within the authority of the audit committee:

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

For additional information, see Item 10.B - "Memorandum and Articles of
Association."

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
Please also see Item 3.D - Risk Factors - "WE ARE A FOREIGN PRIVATE ISSUER AND
YOU WILL RECEIVE LESS INFORMATION ABOUT US THAN YOU WOULD FROM A DOMESTIC U.S.
CORPORATION. IN ADDITION, WE HAVE OPTED OUT FROM CERTAIN NASDAQ MARKETPLACE
LISTING REQUIREMENTS".

6.D. EMPLOYEES

As of December 31, 2009, we employed 40 full-time employees and 6 part-time employees, of whom 21 were employed in research and development, 15 were employed in sales and marketing, 9 were employed in general and administrative, and 1 was employed in operations. All of these employees were based in our facilities in Israel. As of December 31, 2008, we employed 48 full-time employees and 4 part-time employees, of whom 24 were employed in research and development, 18 were employed in sales and marketing, 9 were employed in general and administrative, and 1 was employed in operations. All of these employees were based in our facilities in Israel. As of December 31, 2007, we employed 60 full-time employees and 4 part-time employees, of whom 33 were employed in research and development, 20 were employed in sales and marketing, 9 were employed in general and administrative, and 2 were employed in operations. All of these employees were based in our facilities in Israel.

We are subject to Israeli labor laws and regulations with respect to our Israeli employees. These laws principally concern matters such as pensions, paid annual vacation, paid sick days, length of the workday and work week, minimum wages, overtime pay, insurance for work-related accidents, severance pay and other conditions of employment. Our employees are not represented by a labor union. We believe that our relations with our employees are good. Neither our employees nor we are parties to any collective bargaining agreements, except for provisions of such agreements that are applicable to the industry in which the
Company is engaged by virtue of expansion orders of the Israeli Ministry of
Labor and Welfare issued under applicable Israeli laws.

6.E. SHARE OWNERSHIP

As of May 7, 2010, other than Mr. Ido Gur, none of the individuals listed in
"Item 6 - Directors, Senior Management and Employees - Directors and Senior
Management" owned beneficially 1% or more of our ordinary shares, and each such person's individual share ownership has not been previously disclosed to shareholders or otherwise made public. Mr. Gur has been granted options to purchase 1,106,400 ordinary shares of the Company, which constitutes as of May
7, 2010, 19.04% of the Company's outstanding ordinary shares, at the following exercise prices: $0.50 per share with respect to 442,560 options, $1.00 per share with respect to 442,560 options, and $3.00 per share with respect to
221,280 options. The number of options to vest is allocated as follows: 40% to the options with an exercise price of $0.50, 40% to the options with an exercise price of $1.00, and 20% to the options with an exercise price of $3.00. 25% of the total amount granted shall vest and become exercisable twelve (12) months after the date of the grant, and 6.25% of the total amount granted shall vest and become exercisable every three (3) months (quarter) thereafter for twelve
(12) quarters, in each case, provided that Mr. Gur continues to be employed by the Company at the applicable date of vesting, which period of employment includes the 180 day notice period. The options are subject to certain acceleration events provided for in Mr. Gur's employment agreement and option agreement. Prior to the expiry of two years of continuous employment, Mr. Gur will be entitled to exercise all of his vested options during the period of up to 12 months commencing as of the expiry of the 180 day notice period. After the expiry of at least two years of continuous employment, Mr. Gur will be entitled to exercise all of his vested options including the options the vesting of which was accelerated, in the period up to the expiry of 18 months commencing as of the expiry of the 180 day notice period.

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

The aforementioned description is only a summary of the Company's 2003 Amended
Master Stock Option Plan and is qualified in its entirety by reference to the full text of the plan, previously filed with the SEC on February 15, 2006 as
Exhibit 99.2 to the Company's registration statement on Form S-8 (File Number
333-131870).

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A. MAJOR SHAREHOLDERS

The following table sets forth, as of May 7, 2010 (unless otherwise noted
below), the number of our ordinary shares, which constitute our only voting securities, beneficially owned by (i) all shareholders known to us to own more than five percent (5%) of our outstanding ordinary shares, and (ii) all of our directors and executive officers as a group. The data presented is based on information provided to us by the holders or disclosed in public filings with the SEC.

Beneficial ownership of shares is determined under rules of the SEC and generally includes any shares for which a person exercises sole or shared voting or investment power. The table below includes the number of shares underlying options, warrants or other convertible securities that are exercisable or convertible within 60 days after the date hereof. The percentage of outstanding ordinary shares is based on 5,866,470 ordinary shares outstanding as of the date hereof (excluding 1,673,549 shares of treasury stock).

Except where otherwise indicated, and except pursuant to community property laws, we believe, based on information furnished by such owners, that the beneficial owners of the shares listed below have sole investment and voting power with respect to such shares. The shareholders listed below do not have any different voting rights from any of our other shareholders.

                                                                              ORDINARY SHARES BENEFICIALLY OWNED
                                                                                  ------------------------
NAME AND ADDRESS                                                                   NUMBER         PERCENT
----------------                                                                  ---------      ---------

HarbourVest International Private Equity Partners III - Direct Fund L.P. (1)      1,218,444          20.76%
The Israeli Aircraft Industries Workers' Provident Fund (2)                         420,000           7.16%
Various entities affiliated with Apex (3)                                           416,675           7.10%
Officers and directors as a group (6 persons) (4)                                   671,828          11.50%

(1)  Includes 88,000 ordinary shares underlying outstanding warrants that are currently exercisable.

(2)  Includes 180,000 ordinary shares underlying outstanding warrants that are currently exercisable.

(3)  Includes 360,000 ordinary shares underlying outstanding warrants that are currently exercisable.

(4)  In accordance with Rule 13d-3 under the Exchange Act, the percentage shown represents ordinary shares underlying outstanding options that are either currently exercisable or will become exercisable for VocalTec shares within
     60 days of the date hereof.

On March 2, 2009, the Company purchased an aggregate of 1,673,549 of our shares, constituting approximately 22.7% of our issued and outstanding share capital immediately prior to such purchase, from our largest shareholder as of such date, Cisco Systems International B.V. As a result of such purchase, the purchased shares became dormant shares, conferring no rights on the Company, and the amount of our outstanding shares has decreased by such number of purchased shares, resulting in the holdings of our major shareholders listed above increasing significantly compared to their holdings in the years prior to the repurchase.

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

For information as to the portion of each class of securities held in the United
States and the number of record holders see Item 9 - "The Offer and Listing".

7.B. RELATED PARTY TRANSACTIONS

None.

7.C. INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8. FINANCIAL INFORMATION

8.A. CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

Our consolidated financial statements are set forth in Item 18 of this document.

EXPORT SALES

Export sales of VocalTec in 2009 were $5.9 million or 93% of sales compared with export sales in 2008 which were $5.7 million or 94% of sales, and with $5.6 million or 98% of sales in 2007.

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

8.B. SIGNIFICANT CHANGES

Except as disclosed elsewhere in this annual report, there have been no other significant changes since the date of our consolidated financial statements included in this annual report.

ITEM 9. THE OFFER AND LISTING

9.A. OFFER AND LISTING DETAILS

Through May 7, 2010, for the periods indicated, the high and low reported trading prices on the close of trading of our ordinary shares as reported by
Nasdaq were as follows:

                                      HIGH           LOW
                                    --------      --------

2005                                    24.7          3.45
2006                                   10.95          3.07
2007                                    4.09          0.82
2008                                    0.79          0.15
2009                                    2.15          0.18

2008
First Quarter                           0.79          0.37
Second Quarter                          0.65          0.45
Third Quarter                           0.52          0.22
Fourth Quarter                          0.33          0.15

2009
First Quarter                           0.41          0.18
Second Quarter                          1.40          0.33
Third Quarter                           2.02          0.80
Fourth Quarter                          2.15          1.56

MOST RECENT SIX MONTHS

December 2009                           1.98          1.58
January 2010                            1.72          1.45
February 2010                           1.55          1.31
March 2010                              1.52          1.36
April 2010                              1.63          1.40
May 2010 (through May 7, 2010)          1.54          1.41

RECORD HOLDERS

Based upon a review of the information provided to us by our transfer agent, as of May 7, 2010, 5,866,470 of our ordinary shares were issued and outstanding. At such date, the last reported sale price of the ordinary shares was $1.44 per share, and the ordinary shares were held by 248 record holders. Of those 248 record holders, 28 are shown on our records as having United States addresses.
We believe that as of May 7, 2010 approximately 95.88% of our outstanding ordinary shares were held in the United States.

9.B. PLAN OF DISTRIBUTION

Not applicable.

9.C. MARKETS

Our ordinary shares were initially quoted on the Nasdaq National Stock Market on
February 7, 1996 under the symbol "VOCLF," which was changed to "VOCL" on April
20, 1999. Our ordinary shares were quoted on the Nasdaq Stock Market from
October 17, 2000 until December 2002, under the symbol "VOCL". In December 2002, we transferred to the Nasdaq Capital Market (formerly: Nasdaq SmallCap), in July
2003 we transferred back to the Nasdaq National Market and in April 2005, due to the fact that we no longer satisfied the minimum stockholders' equity continued
listing requirement of the Nasdaq National Market, we transferred back to the
Nasdaq Capital Market, where our shares continue to be listed under the trading symbol VOCL. In August 2005, we were notified by Nasdaq Capital Market that we were not in compliance with its minimum stockholders' equity standard listing requirements. On November 25, 2005, following the consummation of the transaction with Tdsoft, and in order for our shares to continue to be listed on the Nasdaq Capital Market, we effected a 1-for-13 reverse split of our issued and outstanding share capital, resulting in the par value of our ordinary shares being increased to NIS 0.13 per share. On November 28, 2005, the Nasdaq Capital
Market informed us that we complied with all initial listing requirements of the
Nasdaq Capital Market. Our shares traded on the Nasdaq Capital Market under the symbol "VOCLD" from November 28, 2005 through December 27, 2005 and under the symbol "VOCL" since December 28, 2005. On February 5, 2008, the Nasdaq Capital
Market sent us a Staff Deficiency Letter, indicating that we have failed to comply with the minimum bid price requirement for continued listing set forth in
Nasdaq's old Marketplace Rule 4320(e)(2)(E)(ii) (which has recently been changed to Nasdaq Marketplace Rule 5550(a)(2). The letter provided that we have until
August 4, 2008 to regain compliance, i.e., that the bid price of our shares close at $1.00 per share or more for a minimum of 10 consecutive business days during the period ending on August 4, 2008. We did not succeed in complying with such requirement by August 4, 2008. According to a letter received from the
Nasdaq Capital Market on August 7, 2008, we were not eligible for an additional
180-calendar day compliance period (since we did not meet the Nasdaq Capital
Market initial listing criteria set forth in old Marketplace Rule 4310(c))
(which has been moved to various rules upon Nasdaq's revision of its Marketplace
Rules). We requested a hearing on the determination to suspend trading of our shares before a Nasdaq Listing Qualifications Panel. Such hearing was scheduled for October 2, 2008 and at such time we requested to postpone it until after the
Extraordinary General Meeting of our shareholders was scheduled to be held
(October 16, 2008) in which our shareholders were going to be asked to authorize a reverse split of our shares which would have resulted in our share price reaching the minimum bid price requirement for continued listing. We anticipated that as a result, the scheduled hearing would be rendered unnecessary. Our request for such postponement was not granted, and further to the hearing which was held on October 2, 2008, we proceeded with the Extraordinary General Meeting of our shareholders which was eventually held on October 16, 2008. At the
Extraordinary General Meeting, our shareholders authorized our management to affect a reverse stock split to such extent that will be determined by our management to be necessary to enable us to comply with the foregoing listing requirement of the Nasdaq Capital Market; however, before the final ratio of the reverse stock split was determined by our management based on the closing price of the Company's shares on the Nasdaq Capital Market on the day of the
Extraordinary General Meeting, we were informed by Nasdaq that Nasdaq has extended its suspension of the rules requiring a minimum $1.00 closing bid price and a minimum market value of publicly held shares. Enforcement of these rules was scheduled to be resumed on August 3, 2009. On August 2, 2009, the Company submitted its Plan of Compliance to the Nasdaq Stock Market. On August 24, 2009,
the Company notified the Nasdaq Stock Market that the bid price of the Company's shares closed at above $1.00 per share over the 10 consecutive trading days through August 20, 2009, and requested that the Nasdaq Listing Qualifications
Panel conclude that, based on the foregoing, the Company has regained compliance with the minimum bid price for continued listing set forth in Nasdaq's
Marketplace Rule 4320(e)(2)(E)(ii) (which has been changed to Nasdaq Marketplace
Rule 5550(a)(2)), and as such, is no longer subject to the de-listing of its securities from The Nasdaq Capital Market. On August 25, 2009, the Nasdaq Office
of General Counsel, Hearings, notified the Company that the Nasdaq Hearing Panel has determined to grant the Company's request to remain listed on the Nasdaq
Stock Market, subject to certain conditions as specified in such letter. To date, the Company has sustained compliance with the Nasdaq Capital Market's continued listing standards, and believes that in the long term it will continue sustaining compliance with such continued listing standards.

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

RIGHTS, PREFERENCES AND RESTRICTIONS UPON SHARES

Our Articles of Association authorize one class of shares, which are our ordinary shares. We may declare a dividend to be paid to the holders of our ordinary shares according to their rights and interests in our profits. Our board may declare interim dividends and a final dividend for any fiscal year only out of retained earnings, or earnings derived over the two most recent fiscal years, whichever is higher. The Companies Law and our Articles of
Association provide that our board may declare and pay dividends (subject to certain limitations) without any further action by our shareholders. All unclaimed dividends may be invested or otherwise used by the board for our benefit until those dividends are claimed. In the event an unclaimed dividend is claimed, only the principal amount of the dividend will be paid to the person entitled to the dividend. Subject to the creation of any special rights regarding the distribution of dividends, any dividends we declare will be distributed to shareholders in proportion to their holdings.

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

Our Articles of Association provide that directors are elected by an ordinary resolution of a general meeting of our shareholders. Our ordinary shares do not have cumulative voting rights in the election of directors. Accordingly, the holders of ordinary shares representing more than 50% of the voting power in our company have the power to elect all directors. However, our board of directors
(other than the external directors) is divided into three classes, the members of each of which are elected until the annual general meeting of our shareholders held in the third year after their appointment.

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

MODIFICATIONS OF SHARE RIGHTS

Under our Articles of Association, the rights attached to any class may be varied by adoption of the necessary amendment of the Articles of Association, provided that the holders of shares of the affected class approve the change by a class meeting in which the holders of at least 75% of the voting power represented at the meeting and voting on the issue approve the change. Our
Articles of Association differ from the Companies Law in this respect as under the law, changes in the rights of shareholders require the consent of more than
50% of the voting power of the affected class represented at the meeting and voting on the change.

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

Notwithstanding the foregoing, our Articles of Association provide that a resolution in writing signed by all our shareholders then entitled to attend and vote at general meetings or to which all such shareholders have given their written consent (by letter, telegram, facsimile or otherwise) shall be deemed to have been unanimously adopted by a duly convened general meeting.

Our Articles of Association enable our board to fix a record date to allow us to determine the shareholders entitled to notice of, or to vote at, any general meeting of our shareholders. The record date may not be more than 40 days and not less than four days before the date of the meeting. Each shareholder of record as of the record date determined by the board may vote the shares then held by that shareholder unless all calls and other sums then payable by the shareholder in respect of its shares have not been paid.

LIMITATION ON OWNERSHIP OF SECURITIES

The ownership and voting of our ordinary shares by non-residents of Israel are not restricted in any way by our Articles of Association or by the laws of the
State of Israel, except for shareholders who are subjects of countries that are enemies of the State of Israel.

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

Our Articles of Association contain provisions that could delay, defer or prevent a change in our control. These provisions include advance notice requirements and a staggered board. Under the advance notice requirements, shareholders seeking to propose items for inclusion on the agenda for a general meeting of shareholders, must submit those items in writing to our corporate secretary not less than 60 days (or not less than 90 days for the nomination of candidates for election of directors) and not more than 120 days prior to the particular meeting. The staggered board provisions of our Articles of
Association are described above under "Item 6.C - Directors, Senior Management and Employees - Board Practices"

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

Under our Articles of Association, our board of directors (other than external directors) is classified into three classes. Each class has a nearly equal number of directors, as determined by the board of directors. . The terms for these classes of directors will expire at the annual shareholder meetings in
2010, 2011 and 2012. According to recent amendments to our Article of
Association, which amendments were approved at the annual shareholder's meeting held at November 2009, one class of directors shall hold office initially for a term expiring at the annual meeting of shareholders to be held in the year following the date on which such amendments to the Articles of Association became effective, another class to hold office initially for a term expiring at the annual meeting of shareholders to be held in the second year following the date on which such amendments to the Articles of Association became effective, and another class to hold office initially for a term expiring at the annual meeting of shareholders to be held in the third year following the date on which such amendments to the Articles of Association became effective, with the members of each class to hold office until their successors are elected and qualified. At each shareholders' meeting, the successors of each class of directors whose term expired at that meeting are elected to hold office for a term expiring at the annual shareholders meeting held in the third year following the year of their election. The staggered board structure may not be amended without the approval of the greater of holders of not less than 75% of the voting power represented at a shareholders' meeting in person or by proxy and voting thereon.

A recent change to the Companies Law requires that every candidate for the position of board member of a public company fill out a qualification statement prior to the submission of his/her appointment as a director of the company to the approval of the company's shareholders, and further requires from each of the directors already in office at the effective time of this change to the
Companies Law, to fill out the qualification statement prior to the first annual general meeting of shareholders of the company, which is to take place after the effective date of this change. Such qualification statement shall provide that the candidate possesses the necessary qualifications and has the ability to dedicate the appropriate time for the purpose of performing his/her service as a director in the company.

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
A director with financial and accounting expertise is a director who, due to his or her education, experience and skills, possesses capabilities relating to and an understanding of business and accounting matters and financial statements, which enable him or her to understand in depth the company's financial statements and to initiate a debate regarding the manner in which the company's financial information is presented. A director who meets a professional qualification is a director who satisfies one of the following requirements: (i)
the director holds an academic degree in either economics, business administration, accounting, law or public administration, (ii) the director either holds another academic degree or has obtained other higher education in the company's primary field of business or in an area that is relevant to his or her position, (iii) the director has at least five (5) years of experience serving in one of the following capacities or an aggregate of at least five (5)
years of experience in two or more of the following capacities: (a) a senior business management position of a company with a substantial scope of business,
(b) a senior position in the primary field of business of the company or (c) a senior public administration position. A proposed external director must submit to the company a declaration as to his or her compliance with the requirements for his or her election as an external director (including with respect to such person's financial and accounting expertise or professional qualification). At least one of the external directors should have a "financial and accounting expertise" and the other external directors should have a "professional qualification". The board of directors should determine the minimum number of directors who should have financial and accounting expertise in addition to at least one external director. In determining such number, the board of directors shall consider, among other things, the type and size of the company and the scope and complexity of its operations. The Companies Law provides that a person may not be appointed as an external director if the person or the person's relative, partner, employer or any entity under the person's control, has, as of the date of the person's appointment to serve as external director, or had, at any time during the two years preceding that date, any affiliation with the company, any entity controlling the company or any entity controlled by the company or by the controlling entity of the company. The term "affiliation"
includes:

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

External directors are to be elected by a majority vote at a shareholders'
meeting, provided that either (i) the shareholder approval includes the approval of the holders of at least one third of the shares of non-controlling shareholders who vote at the meeting (disregarding abstentions) or (b) the total number of shares of non-controlling shareholders who vote against the transaction does not exceed one percent (1%) of the aggregate voting rights in the company.

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

In addition, a change to the Companies Law in 2008 allows us to include in our
Articles of Association a provision indicating the number of independent directors who shall serve on our board of directors. The independence standard of an independent director under the Companies Law refers to the standard under the Companies Law of an external director (see description above), whose nomination shall have been approved by the audit committee, and who shall not have served as a director in a company for a period exceeding nine consecutive years. Alternatively, we may include in our Articles of Association a provision regarding the number of independent directors, which provision shall state that if there is no controlling shareholder in the company, the majority of the board of directors shall be comprised of independent directors (including the external directors) and if there is a controlling shareholder in the company, then at least one third of the board of directors shall be comprised of independent directors.

The Companies Law restricts a company from appointing its independent directors as officers, employees or service providers, whether directly or indirectly, including through an independent director's wholly-owned corporation, unless two years have passed since the termination of his or her position as an independent director in the company.

We have not yet amended our Articles of Association so as to include either of the aforementioned provisions.

AUDIT COMMITTEE

See Item 6.C - "Directors, Senior Management and Employees - Board Practices".

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

APPROVAL OF RELATED PARTY TRANSACTIONS UNDER ISRAELI LAW

The Companies Law imposes a duty of care and a duty of loyalty on all of a company's office holders (as defined under "External Directors" above), including directors and executive officers. The duty of care requires an office holder to act with the level of care that a reasonable office holder in the same position would have acted under the same circumstances. The duty of care includes a duty for an office holder to use reasonable means to obtain:

     o    information regarding the advisability of a given action submitted for his or her approval or performed by him or her by virtue of his or her position; and

     o    all other important information pertaining to such action.

The duty of loyalty generally requires an office holder to act in good faith and for the benefit of the company, and includes a duty to:

     o    refrain from any conflict of interest between the performance of his or her duties for the company and his or her personal affairs;

     o    refrain from any activity that is competitive with the company;

     o    refrain from exploiting any business opportunity of the company to receive a personal gain for himself or herself or others; and

     o    disclose to the company any information or documents relating to a company's affairs that the office holder has received due to his or her position as an office holder.

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

Under the Companies Law, the disclosure requirements that apply to an office holder also apply to a controlling shareholder of a public company. A controlling shareholder includes a shareholder that holds 25% or more of the voting rights in a public company if no other shareholder owns more than 50% of the voting rights in the company. A shareholder that holds more than 25% of the voting rights in a public company may also be deemed to be a controlling shareholder, for purposes of approval of certain related party transactions, if there is no other shareholder holding more than 25% of the voting rights at such time. Extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest, and the terms of compensation of a controlling shareholder who is an office holder, require the approval of the audit committee, the board of directors and the shareholders of the company, in that order, provided that either (i) the shareholder approval includes the approval of the holders of at least one third of the shares of shareholders having no personal interest in the transaction who vote at the meeting (votes abstained are disregarded) or (ii) the total number of shares of shareholders having no personal interest in the transaction who vote against the transaction does not exceed one percent (1%) of the aggregate voting rights in the company.

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

DISCLOSURE OF PERSONAL INTERESTS OF AN OFFICE HOLDER.

The Companies Law requires that an office holder of a company disclose to the company promptly, and, in any event, not later than the first board meeting at which the transaction is discussed, any direct or indirect personal interest that he or she may have and all related material information known to him or her relating to any existing or proposed transaction by the company.

If the transaction is an "extraordinary transaction", the office holder must also disclose any personal interest held by:

     o    the office holder's spouse, siblings, parents, grandparents, descendants, spouse's descendants and the spouses of any of such people; or

     o    any corporation in which the office holder is a 5% or greater shareholder, director or general manager or in which he or she has the right to appoint at least one director or the general manager.

Under the Companies Law, an "extraordinary transaction" is a transaction:

     o    other than in the ordinary course of business;

     o    that is not on market terms; or

     o    that is likely to have a material impact on a company's profitability, assets or liabilities.

If a transaction is an "extraordinary transaction", first the audit committee and then the board of directors, in that order, must approve the transaction.
Under specific circumstances, shareholder approval may also be required. A director who has a personal interest in the approval of a transaction that is submitted to approval of the audit committee or the board of directors generally may not be present during the deliberations and shall not take part in the voting of the audit committee or of the board of directors on such transaction.
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

Each person listed in the table under "Directors and Senior Management" in Item
6A above is considered an office holder under the Companies Law.

EXEMPTION, INSURANCE AND INDEMNIFICATION OF DIRECTORS AND OFFICERS

Consistent with the provisions of the Companies Law, our Articles of Association include provisions permitting us to procure insurance coverage for our office holders, exempt them from certain liabilities and indemnify them, to the maximum extent permitted by law. Under the Companies Law, indemnification of, and procurement of insurance coverage for our office holders must be approved by our audit committee and our board of directors and, with respect to directors, by our shareholders.

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

The foregoing description includes only a summary of certain provisions of our
Articles of Association and is qualified in its entirety by reference to the full text of such document which was previously filed with the SEC on June 20,
2007 as Exhibit 1 to the Company's Annual Report on Form 20-F for the year ended
December 31, 2006 and is incorporated herein by reference.

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

CERTAIN LISTING REQUIREMENTS OF NASDAQ

We have previously notified Nasdaq that we will follow Israeli practice in lieu of complying with Nasdaq Marketplace Rules 5605(e)(2) (requiring companies to adopt a formal written charter or board resolution addressing the company's nominations process), 4350(c)(2) (Regularly scheduled meetings of the company's independent directors) and 5635(c) (Regarding the establishment of or a material amendment to a stock option or purchase plan or other equity compensation arrangement). Under Israeli law, the nominations process is conducted by the full board of directors. Similarly, under Israeli law all matters that are subject to the approval of a company's board of directors are discussed by the full board of directors. Finally, under Israeli law, the board of directors has the authority to establish stock option or purchase plans or other equity compensation arrangements, and to adopt material amendments to such plans. In
April 2010, we notified Nasdaq that we will follow Israeli practice in lieu of complying with Nasdaq Marketplace Rule 5635 (Shareholder Approval). We notified
Nasdaq that (i) under Israeli law, if a publicly-held company issues securities constituting more than 20% of such company's issued share capital immediately prior to such issuance and the consideration received by such company for the issued securities is not on market terms or is in a form other than cash or marketable securities, then if as a result of such transaction there will be created a "material shareholder" in such company, the transaction requires approval by such company's shareholders, and (ii) under the Companies Law, a private offering will be deemed to be on market terms if the board of directors of the company determines that the private offering is on market terms, unless it is proven otherwise. We also notified Nasdaq that Israeli publicly-held companies whose securities are listed solely on a non-Israeli stock exchange or whose securities were offered publicly only outside of Israel, such as the
Company, are not subject to the foregoing requirement with respect to shareholder approval and therefore the Company may not be required to obtain shareholder approval for certain issuances of shares in excess of 20% of the outstanding shares of the Company, as would be required in certain circumstances by the Nasdaq rules.

10.C. MATERIAL CONTRACTS NOT IN THE ORDINARY COURSE OF BUSINESS

We have not entered into any material contract, other than contracts entered into in the ordinary course of business, or as otherwise described herein in
Item 4.A. "History and Development of the Company " above.

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
INTENDED AS A SUBSTITUTE FOR CAREFUL TAX PLANNING. ACCORDINGLY, EACH INVESTOR
SHOULD CONSULT HIS OR HER OWN TAX ADVISOR AS TO THE PARTICULAR TAX CONSEQUENCES
TO SUCH INVESTOR OF THE PURCHASE, OWNERSHIP OR SALE OF AN ORDINARY SHARE,
INCLUDING THE EFFECT OF APPLICABLE STATE, LOCAL, FOREIGN OR OTHER TAX LAWS AND
POSSIBLE CHANGES IN TAX LAWS.

ISRAEL CORPORATE TAX CONSIDERATIONS

GENERAL CORPORATE TAX STRUCTURE

The regular rate of corporate tax, which Israeli companies were subject to in
2009 was 26% (such tax rate has been reduced to 25% in 2010, 24% in 2011, 23% in
2012, 22% in 2013, 21% in 2014, 20% in 2015 and 18% in 2016 and thereafter). In
2009, Israeli companies were generally subject to Capital Gains Tax at a rate of
25% for their capital gains (other than capital gains from the sale of listed securities derived by corporations whose taxable income was determined immediately before the 2006 Tax Reform was published, pursuant to part B of the
Israeli Income Tax Law (Inflationary Adjustments), 5745-1985, or pursuant to the
Income Tax Regulations (Rules on Bookkeeping by Foreign Invested Companies and
Certain Partnership and Determination of their Chargeable Income), 1984, or the
Dollar Regulations, which were subject to the regular corporate tax rate). As of
2010, Israeli companies will be subject to the regular corporate tax rate for such gains. However, the effective rate of tax payable by a company (such as ours) which derives income from an "Approved Enterprise" (as further discussed below) may be considerably lower.

Following an additional amendment to the Israeli Tax Ordinance (the "ITO"), which came into effect on January 1, 2009, an Israeli corporation may elect a 5%
rate of corporate tax (instead of 25%) for income from dividend distributions received from a foreign subsidiary which is distributed and used in Israel in
2009, or within one year after actual receipt of the dividend, whichever is later. The 5% tax rate is subject to various conditions, which include, inter-alia, conditions with regard to the identity of the corporation that distributes the dividends, the source of the dividend, the nature of the use of the dividend income, and the period during which the dividend income will be used in Israel.

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

TAX BENEFITS. Taxable income of a company derived from an Approved Enterprise is subject to corporate income tax at the rate of up to 25% (rather than the tax rates referred to under "General Corporate Tax Structure" above) for a certain period of time. The benefit period is a period of 7 years commencing in the year in which the Approved Enterprise first generates taxable income. The benefits may be shorter as it is limited to 12 years from the commencement of production of the Approved Enterprise or 14 years from the date of approval, whichever is earlier. Under certain circumstances (as further detailed below), the benefit period may extend to a maximum of 10 years from the commencement of the benefit period. A company which operates under more than one approval or that has capital investments which are only partly approved (such as a company being designated as a Mixed Enterprise), may have an effective company tax rate that is the result of a weighted combination of the various applicable rates.

A company owning an Approved Enterprise which was approved after April 1, 1986, may elect to forego the entitlement to grants or state guarantees and apply for an alternative package of tax benefits. These benefits provide that undistributed income from the Approved Enterprise is fully tax exempt from corporate tax for a defined period, which ranges between 2 and 10 years from the first year of taxable income, subject to the limitations described above, depending principally upon the geographic location within Israel and the type of the approved enterprise. Upon expiration of such period, the Approved Enterprise is eligible for a beneficial tax rate (25% or lower in the case of a Foreign
Investment Company (the "FIC"), as described below), for the remainder of the otherwise applicable period of benefits, as described above.

A company which qualifies as a FIC is a company, like us, in which more than 25%
of the share capital (in terms of shares, rights to profit, voting and appointment of directors) and of the combined share and loan capital is owned, directly or indirectly, by non-residents of Israel and is therefore entitled to further tax benefits relating to its approved enterprises. Such a company will be eligible for an extension of the period of tax benefits for its approved enterprises (up to 10 years) and further tax benefits, should the level of non -
Israeli ownership in it increase above 49%.

The company tax rate applicable to income earned from Approved Enterprise programs (currently, for programs in which an application for an Approved
Enterprise status was submitted before December 31, 2004) in the benefit period by a FIC is as follows:

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

The dividend recipient is taxed at the reduced rate applicable to dividends from
Approved Enterprises (generally 15% as compared to 25% for individuals or an exemption for companies), if the dividend is distributed during the tax benefit period or within 12 years after this period. However, the limitation does not apply if the company qualifies as a FIC. This tax must be withheld by such company at source, regardless of whether the dividend is converted into foreign currency.

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

Under the law for the Encouragement of Industrial Research and Development, 1984
(the "Research Law"), research and development programs that meet specified criteria and are approved by a committee of the OCS, are eligible for grants of up to 50% of the program's expenses. Under the provisions of Israeli law in effect until 1996, royalties of 2%-3% of the revenues derived in connection with products developed according to, or as a result of, a research and development program funded by the OCS had to be paid to the State of Israel. Pursuant to an amendment effected in 1996 effective with respect to OCS programs funded in or after 1994, royalties at the rate of 3% during the first three years, 4% over the following three years and 5% in or after the seventh year of the revenues derived in connection with products developed according to such programs are payable to the State of Israel. The maximum aggregate royalties will not exceed
100% (or, for funding prior to 1994, 100%-150%) of the dollar-linked value of the total grants received. Pursuant to an amendment effected in 2000, effective with respect to OCS programs funded in or after 2000, the royalty rates described above were updated to 3% during the first three years and 3.5% in or after the fourth year, of the revenues derived in connection with products developed under such programs. Pursuant to an amendment effected on January 1,
1999, effective with respect to OCS programs approved in or after 1999, funds received from the OCS shall bear annual interest at a rate equal to LIBOR for twelve months.

Generally, the Research Law requires that the manufacturing of any product developed through research and development funded by the Israeli Government shall be in Israel. It also provides that know-how from the research and development that is used to produce the product may not be transferred to third parties without the approval of a research committee of the OCS. Such approval is not required for the export of any products resulting from such research and development.

However, under the Regulations, in the event that any portion of the manufacturing is not performed in Israel, if approved by the OCS, we would be required to pay an increased royalty at the rates of 120%, 150% or 300% of the grant if the manufacturing portion that is performed outside of Israel is less than 50%, between 50% and 90% and more than 90%, respectively.

In 2002, the Research Law was amended to, among other things, enable companies applying for grants from the OCS to seek prior approval for conducting manufacturing activities outside of Israel without being subject to increased royalties. However, this amendment will not apply to any of our existing grants.
In addition, the amendment provides that one of the factors to be taken into consideration by the OCS in deciding whether to approve a grant application is the percentage of the manufacturing of the relevant product that will be conducted outside of Israel. Accordingly, should we seek additional grants from the OCS in connection with which we also seek prior approval for manufacturing products outside of Israel, we may not receive such grant or may receive a grant in an amount that is less than the amount we sought.

In March 2005, an amendment to the Research Law was enacted. One of the main modifications included in the amendment was an authorization to the research committee to allow transfer outside of Israel of know-how derived from an approved program and the related manufacturing rights. Essentially, the research committee may approve transfer of know-how in limited circumstances as follows:

     o    in the event of a sale of the know-how itself to a non-affiliated third party, provided that upon such sale the owner of the know-how pays to the OCS a certain amount of cash payment set forth in the
          Research Law. In addition, the amendment provides that if the purchaser of the know-how gives the selling Israeli company the right to exploit the know-how by way of an exclusive, irrevocable and unlimited license, the research committee may approve such transfer in special cases without requiring the payment of such amount.

     o    in the event of a sale of the company which is the owner of the know-how, pursuant to which the company ceases to be a an Israeli company, provided that upon such sale the owner of the know-how pays to the OCS a certain cash payment set forth in the Research Law.

     o    in the event of an exchange of know-how such that in exchange for the transfer of know-how outside of Israel, the recipient of such know-how transfers know-how to the company in Israel such that the OCS is convinced that the benefit to the Israeli economy as a result of such exchange is greater then the benefit without such exchange.

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

(a)  the income tax track through a trustee pursuant to which the optionee pays income tax rate (according to the marginal tax rate of the optionee - up to
     46% tax in 2009) plus payments to the National Insurance Institute and health tax on the profit gained upon the earlier to occur of the transfer of the options or the underlying shares from the trustee to the optionee or the sale of the options or the underlying shares by the trustee, and the company may recognize expenses pertaining to the options for tax purposes.
     The options (or upon their exercise, the underlying shares) must be held by a trustee for a period of 12 months commencing from the end of the year in which the options were granted. Options that were granted following January
     1, 2006 must be held by a trustee for a period of 12 months commencing on the date on which the options were granted; or

(b)  the capital gains tax track through a trustee pursuant to which the optionee pays capital gains tax at a rate of 25% on the profit upon, the earlier to occur of the transfer of the options or the underlying shares from the trustee to the optionee or the sale of the options or the underlying shares by the trustee (in this track the optionee is not required to make payments to the National Insurance Institute and health tax) and the Company may not recognize expenses pertaining to the options for tax purposes. Options (or upon their exercise, the underlying shares)
     granted prior to January 1, 2006, must be held by a trustee for either (i)
     a period of 30 months commencing from the end of the year in which the options were granted or (ii) for a period of 24 months commencing on the date on which the options were granted, at the optionee's discretion and deposited with the trustee. Options that were granted following January 1,
     2006 must be held by a trustee for a period of 24 months commencing on the date on which the options were granted and deposited with the trustee; or

(c)  the income tax track without a trustee pursuant to which the optionee pays income tax rate (according to the marginal tax rate of the optionee up to
     46% tax in 2009) plus payments to the National Insurance Institute and health tax on the profit upon the sale of the underlying shares, and the company may not recognize expenses pertaining to the options for tax purposes.

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
Resident is an individual and was present in Israel for more than 183 days during the relevant taxable year or (b) such Treaty U.S. Resident holds, directly or indirectly, shares representing 10% or more of the voting power of a company during any part of the 12-month period preceding such sale, exchange or disposition. A sale, exchange or disposition of shares by a Treaty U.S. Resident who is an individual and was present in Israel for more than 183 days during the relevant taxable year or who holds, directly or indirectly, shares representing
10% or more of the voting power of a company at any time during such preceding
12-month period would be subject to such Israeli tax, to the extent applicable, unless the aforementioned exemption from capital gain tax for shares listed on the Tel-Aviv Stock Exchange (the "TASE") or on a recognized stock exchange outside of Israel applies; however, in the event that under the U.S.-Israel Tax
Treaty and the Israeli tax law a Treaty U.S. Resident will be subject to capital gain tax in Israel, such Treaty U.S. Resident would be permitted to claim a credit for the Israeli taxes paid against the U.S. federal income tax imposed on the sale, exchange or disposition, subject to the limitations under U.S. law applicable to foreign tax credits. The U.S.-Israel tax treaty does not relate to
U.S. state or local taxes. For non-U.S. residents, the purchaser of securities may be required to withhold a maximum of 20% tax on all amounts received for the sale of our securities, for so long as the capital gain from such a sale is not exempt from Israeli capital gains tax, and unless a different rate is provided in a treaty between Israel and the seller's country of residence.

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
Furthermore, this tax rate does not apply to: (1) dealers in securities; (2)
shareholders that report in accordance with the Income Tax Law (Inflationary
Adjustment)-1985; or (3) shareholders who acquired their shares prior to an initial public offering. The capital gains tax rate imposed on gains (other than capital gains from the sale of listed securities) derived by corporations in
2009 is 25% (see discussion above). As of 2010, such gains derived by corporations will be subject to the regular corporate tax rate as detailed above. The tax basis of shares acquired prior to January 1, 2003, will be determined in accordance with the average closing share price in the three trading days preceding January 1, 2003.

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

Generally, we may be considered a "qualified foreign corporation" (a "QFC") if we are eligible for the benefits of a comprehensive income tax treaty with the
United States which includes an information exchange program that the IRS determines is satisfactory. However, even if we are so eligible, we will not be treated as a QFC if we were a PFIC for the taxable year during which we paid a dividend or for the preceding taxable year. As discussed below, we do not believe that we should be considered a PFIC for any tax year through and including the tax year ended December 31, 2007 and thus for those years we expect to be a QFC. However, for the tax year ended December 31, 2009 there is a significant possibility that we could be considered a PFIC and thus we may not be considered a QFC for the tax year 2009 and potentially not for any following taxable year.

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

IF THE STANDARD VALUATION METHOD OF USING THE AVERAGE TRADING VALUE OF OUR
ORDINARY SHARES WERE TO BE USED, THIS WOULD RESULT IN US BEING A PFIC FOR THE
TAX YEAR ENDED DECEMBER 31, 2009. THEREFORE, THERE IS A SIGNIFICANT POSSIBILITY
THAT WE WERE A PFIC IN 2009 AND WE MAY CONTINUE TO BE A PFIC IN 2010 IF THE
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

Principal (Notional) Amounts by Expected Maturity in U.S. Dollars:

                        FAIR MARKET VALUE ON DECEMBER 31
               (IN THOUSANDS, EXCEPT INTEREST RATES AND DURATION)

                                       2007            2008            2009
                                    ---------       ---------       ---------

Total Portfolio                         5,035          15,544          10,582
Average Interest Rate                     4.7%           1.69%           0.40%
Average Duration (Month)                 0.25            2.74            3.23
Cash Equivalents (up to three
months maturity)                        5,035           5,644           7,689
Average Interest Rate                     4.7%           0.03%           0.22%
Short Term Investments
(three-twelve months maturity)              -           9,900           2,890
Average Interest Rate                       -%           2.63%            1.2%

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

ITEM 15T. CONTROLS AND PROCEDURES

15T.A. EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES

The Company's management has evaluated the effectiveness of the Company's disclosure controls and procedures (as such term is defined in Rules 13a-15(e)
and 15d-15(e) under the Exchange Act) as of December 31, 2009, the end of the
period covered by this annual report. We maintain disclosure controls and procedures designed to ensure that the information required to be disclosed by us in filings and submissions under the Exchange Act, is recorded, processed, summarized, and reported within the time periods specified by the SEC's rules and forms, and that information required to be disclosed by us in reports that we file or submit under the Exchange Act is accumulated and communicated to management to allow timely decisions about required disclosure. In designing and evaluating our disclosure controls and procedures, our management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives and our management applies its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Based on such evaluation, our management concluded that our disclosure controls and procedures were effective at the reasonable assurance level as of December 31, 2009.

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

Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with general accepted accounting principals. Because of its inherent limitations, internal control over financial reporting may not prevent or detect all misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2009. Based on such assessment, our management concluded that, as of December 31, 2009, our internal control over financial reporting was effective.

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

15T.D. CHANGES IN INTERNAL CONTROLS OVER FINANCIAL REPORTING

There were no changes to our internal control over financial reporting (as defined in Rules 13a-15(f) or 15d-15(f) under the Exchange Act) that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. RESERVED

ITEM 16.A. AUDIT COMMITTEE FINANCIAL EXPERT.

The Company's audit committee is comprised of Yoseph Dauber, Tsipi Kagan and
Eran Dariel. We believe that Mr. Dauber and Ms. Kagan qualify as audit committee financial experts as such term is defined in Item 16.A of the Form 20-F. See
Item 6.C - "Directors, Senior Management and Employees - Board Practices", and
that each of them and Eran Dariel qualifies as an independent director, as defined in the applicable NASDAQ rules.

ITEM 16.B. CODE OF ETHICS.

We have adopted a written code of ethics that applies to our principal executive officer, principal financial officer, executive vice president global sales, principal controller, treasurer and to persons performing similar functions. A copy of our code of ethics was filed with our annual report on Form 20-F for the year ended December 31, 2003 as Exhibit 11.

We have also adopted updated written standards of business conduct that apply to all directors, officers and employees. A copy of our standards of business conduct was filed with our annual report on Form 20-F for the year ended
December 31, 2008 as Exhibit 11(c). During 2006, our board of directors adopted certain amendments to the insider trading policy included in such standards of business conduct. A copy of the amended insider trading policy was filed as an exhibit to our annual report on Form 20-F for the year ended December 31, 2006.

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

The auditors of VocalTec billed for the following fees for audit and audit-related services in 2008 and 2009 (in thousands of U.S. dollars):

                                      YEAR ENDED DECEMBER 31,
                       ---------------------------------------------------
                                2008                         2009
                       ----------------------       ----------------------
SERVICES
RENDERED                 FEES       PERCENTAGES       FEES       PERCENTAGES
--------               --------      --------       --------      --------

Audit (1)                    99            51%           104            75%
Audit-related (2)             -             -              -             -
Tax (3)                      53            27%            15            11%
Other (4)                    42            22             19            14%
Total                       194           100%           138           100%

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

None.

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

Moreover, in April 2010, we notified Nasdaq that we will follow Israeli practice in lieu of complying with Nasdaq Marketplace Rule 5635 (Shareholder Approval).
We notified Nasdaq that (i) under Israeli law, if a publicly-held company issues securities constituting more than 20% of such company's issued share capital immediately prior to such issuance and the consideration received by such company for the issued securities is not on market terms or is in a form other than cash or marketable securities, then if as a result of such transaction there will be created a "material shareholder" in such company, the transaction requires approval by such company's shareholders, and (ii) under the Companies
Law, a private offering will be deemed to be on market terms if the board of directors of the company determines that the private offering is on market terms, unless it is proven otherwise. We also notified Nasdaq that Israeli publicly-held companies whose securities are listed solely on a non-Israeli stock exchange or whose securities were offered publicly only outside of Israel, such as the Company, are not subject to the foregoing requirement with respect to shareholder approval and therefore the Company may not be required to obtain shareholder approval for certain issuances of shares in excess of 20% of the outstanding shares of the Company, as would be required in certain circumstances by the Nasdaq rules.

PART THREE.

ITEM 17. FINANCIAL STATEMENTS

Not applicable.

ITEM 18. FINANCIAL STATEMENTS

                VOCALTEC COMMUNICATIONS LTD. AND ITS SUBSIDIARIES

                        CONSOLIDATED FINANCIAL STATEMENTS

                             AS OF DECEMBER 31, 2009

                                 IN U.S. DOLLARS

                                      INDEX

                                                                      PAGE
                                                                   -----------

 REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM                F-2

 CONSOLIDATED BALANCE SHEETS                                         F-3 - F-4

 CONSOLIDATED STATEMENTS OF OPERATIONS                                  F-5

 STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY                          F-6

 CONSOLIDATED STATEMENTS OF CASH FLOWS                                  F-7

 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS                          F-8 - F-33

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

                  TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF

                          VOCALTEC COMMUNICATIONS LTD.

     We have audited the accompanying consolidated balance sheets of VocalTec
Communications Ltd. ("the Company") and its subsidiaries as of December 31, 2009 and 2008, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2009. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2009 and 2008, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2009, in conformity with U.S. generally accepted accounting principles.

     As discussed in Note 2t to the consolidated financial statements, effective
January 1, 2009, the Company changed its method of accounting for business combinations

Tel-Aviv, Israel                                 KOST FORER GABBAY & KASIERER
March 18, 2010                                 A Member of Ernst & Young Global

                                     F - 2

                                                    VOCALTEC COMMUNICATIONS LTD.
                                                            AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

                                                                                                 DECEMBER 31,
                                                                                           --------------------------
                                                                              NOTE            2009            2008
                                                                           ----------      ----------      ----------
    ASSETS

CURRENT ASSETS:

  Cash and cash equivalents                                                                $    7,510      $    5,090
  Short term bank deposits                                                                      3,049           9,900
  Restricted cash                                                                                  23             554
  Trade receivables (net of allowance for doubtful accounts of $ 0 as
    of December 31, 2009 and 2008)                                                                199             214
  Prepaid expenses and other accounts receivable                                    3             459             483
  Severance pay funds                                                                               -             489
  Inventories                                                                       4              63              38
  Work in progress                                                                                762               -
                                                                                           ----------      ----------

TOTAL current assets                                                                           12,065          16,768
                                                                                           ----------      ----------

SEVERANCE PAY FUNDS                                                                               826             618
                                                                                           ----------      ----------

PROPERTY AND EQUIPMENT, NET                                                         5             487             614
                                                                                           ----------      ----------

IDENTIFIABLE INTANGIBLE ASSETS                                                      6             480             160
                                                                                           ----------      ----------

TOTAL assets                                                                               $   13,858      $   18,160
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

                                                    VOCALTEC COMMUNICATIONS LTD.
                                                            AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE DATA

                                                                                                              DECEMBER 31,
                                                                                                      ---------------------------
                                                                                         NOTE            2009             2008
                                                                                      ----------      ----------       ----------

    LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:

  Trade payables                                                                                      $      851       $    1,707
  Accrued expenses and other accounts payable                                                  7           2,053            3,300
  Accrued severance pay                                                                                        -              756
  Deferred revenues                                                                                        1,313              885
                                                                                                      ----------       ----------

TOTAL current liabilities                                                                                  4,217            6,648
                                                                                                      ----------       ----------

LONG-TERM LIABILITIES:

  Accrued severance pay                                                                                    1,030              870
  Other long-term liabilities                                                                                107                -
                                                                                                      ----------       ----------

TOTAL long-term liabilities                                                                                1,137              870
                                                                                                      ----------       ----------

TOTAL liabilities                                                                                          5,354            7,518
                                                                                                      ----------       ----------

COMMITMENTS AND CONTINGENCIES                                                                  8

SHAREHOLDERS' EQUITY:                                                                         10

  Share capital
    Ordinary shares of NIS 0.13 par value: Authorized - 150,000,000 shares at December 31, 2009 and 2008; Issued - 7,484,447 and
      7,376,364 shares at December 31, 2009 and 2008, respectively;
      Outstanding - 5,810,898 and 7,376,364 shares at December 31, 2009
      and 2008, respectively                                                                                 216              213
  Other comprehensive income                                                                  11               -               76
  Additional paid-in capital                                                                              95,820           94,761
  Treasury stock (1,673,549 and 0 shares as of December 31, 2009 and
    2008, respectively)                                                                                     (669)               -
  Accumulated deficit                                                                                    (86,863)         (84,408)
                                                                                                      ----------       ----------

TOTAL shareholders' equity                                                                                 8,504           10,642
                                                                                                      ----------       ----------

                                                                                                      $   13,858       $   18,160
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

                                                    VOCALTEC COMMUNICATIONS LTD.
                                                            AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

                                                                                                YEAR ENDED DECEMBER 31,
                                                                                    -----------------------------------------------
                                                                       NOTE            2009               2008              2007
                                                                   -----------      -----------       -----------       -----------

Sales:                                                                      12
  Products                                                                          $     4,218       $     3,980       $     3,006
  Services                                                                                2,189             2,134             2,748
                                                                                    -----------       -----------       -----------

                                                                                          6,407             6,114             5,754
                                                                                    -----------       -----------       -----------
Cost of sales:
  Products                                                                                1,768             2,027             2,027
  Services                                                                                  569               580               523
                                                                                    -----------       -----------       -----------

                                                                                          2,337             2,607             2,550
Inventory write-off                                                                           -                 -               459
Amortization of intangible assets                                                             -               328               385
                                                                                    -----------       -----------       -----------

                                                                                          2,337             2,935             3,394
                                                                                    -----------       -----------       -----------

Gross profit                                                                              4,070             3,179             2,360
                                                                                    -----------       -----------       -----------

Operating expenses:
  Research and development, net                                             13            2,056             4,154             4,567
  Selling and marketing                                                                   3,044             3,554             4,736
  General and administrative                                                              2,147             2,704             1,992
Income from sale of patents, net                                                              -           (14,913)                -
Impairment of goodwill and intangible assets                                                  -             3,993             5,437
                                                                                    -----------       -----------       -----------

TOTAL net operating expenses (income)                                                     7,247              (508)           16,732
                                                                                    -----------       -----------       -----------

Operating income (loss)                                                                  (3,177)            3,687           (14,372)
Financial income, net                                                       14              132                90               230
                                                                                    -----------       -----------       -----------

Income (loss) before taxes on income (tax benefit)                                       (3,045)            3,777           (14,142)
Taxes on income (tax benefit)                                               15             (590)               69                37
                                                                                    -----------       -----------       -----------

Net income (loss)                                                                   $    (2,455)      $     3,708       $   (14,179)
                                                                                    ===========       ===========       ===========

Net income (loss) attributable to Ordinary shareholders                             $    (2,455)      $     3,708       $   (14,179)
                                                                                    ===========       ===========       ===========

Basic and diluted net income (loss) per Ordinary share                              $     (0.41)      $      0.50       $     (1.92)
                                                                                    ===========       ===========       ===========

Weighted average number of Ordinary shares used in
  computing net income (loss) per Ordinary share - basic
  and diluted                                                                         6,000,590         7,376,364         7,376,364
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
                                                            AND ITS SUBSIDIARIES
STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE DATA

                                                                       ORDINARY SHARES             ADDITIONAL                                             OTHER            TOTAL             TOTAL
                                                               ------------------------------       PAID-IN          TREASURY        ACCUMULATED      COMPREHENSIVE    COMPREHENSIVE     SHAREHOLDERS
                                                                  NUMBER           AMOUNT           CAPITAL           SHARES           DEFICIT            INCOME       INCOME (LOSS)         EQUITY
                                                               ------------      ------------     ------------     ------------      ------------      ------------     ------------      ------------

Balance as of January 1, 2007                                     7,376,364      $        213     $     92,228        $       -      $    (73,903)     $          -     $          -      $     18,538
Stock based compensation related to options issued to
   employees                                                              -                 -            1,147                -                 -                 -                -             1,147
Other comprehensive income related to unrealized gain on
   derivative instruments                                                 -                 -                -                -                 -                18               18                18
Cumulative effect of FIN 48 adoption (codified in ASC 740)                -                 -                -                -               (34)                -                -               (34)
Reversal of a provision for issuance expenses                             -                 -              217                -                 -                 -                -               217
Net loss                                                                  -                 -                -                -           (14,179)                -          (14,179)          (14,179)
                                                               ------------      ------------     ------------     ------------      ------------      ------------     ------------      ------------
Total comprehensive income (loss)                                                                                                                                       $    (14,161)
                                                                                                                                                                        ============
Balance as of December 31, 2007                                   7,376,364               213           93,592                -           (88,116)               18                              5,707

Stock based compensation related to options issued to
   employees                                                              -                 -            1,169                -                 -                 -                -             1,169
Other comprehensive income related to unrealized gain on
   derivative instruments                                                 -                 -                -                -                 -                58               58                58
Net income                                                                -                 -                -                -             3,708                 -            3,708             3,708
                                                               ------------      ------------     ------------     ------------      ------------      ------------     ------------      ------------
Total comprehensive income (loss)                                                                                                                                       $      3,766
                                                                                                                                                                        ============
Balance as of December 31, 2008                                   7,376,364               213           94,761                -           (84,408)               76                             10,642

Stock based compensation related to options issued to
   employees                                                              -                 -              936                -                 -                 -                -               936
Shares buy back from major shareholder                           (1,673,549)                -                -             (669)                -                 -                -              (669)
Stock options exercise by employees and directors                    52,404                 1               35                -                 -                 -                -                36
Shares issued in a business combination                              55,679                 2               88                -                 -                 -                -                90
Other comprehensive income related to unrealized gain on
   derivative instruments                                                 -                 -                -                -                 -               (76)             (76)              (76)
Net loss                                                                  -                 -                -                -            (2,455)                -           (2,455)           (2,455)
                                                               ------------      ------------     ------------     ------------      ------------      ------------     ------------      ------------
Total comprehensive income (loss)                                                                                                                                       $     (2,531)
                                                                                                                                                                        ============
Balance as of December 31, 2009                                   5,810,898      $        216     $     95,820     $       (669)     $    (86,863)     $          -                       $      8,504
                                                               ============      ============     ============     ============      ============      ============                       ============

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

                                                    VOCALTEC COMMUNICATIONS LTD.
                                                            AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

                                                                                     YEAR ENDED DECEMBER 31,
                                                                           ------------------------------------------
                                                                              2009            2008            2007
                                                                           ----------      ----------      ----------

CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income (loss)                                                        $   (2,455)     $    3,708      $  (14,179)
  Adjustments required to reconcile net income (loss) to net cash used in operating activities:
    Depreciation and amortization                                                 301             818             977
    Impairment of goodwill and intangible assets                                    -           3,993           5,437
    Increase (decrease) in accrued severance pay, net                            (315)              6            (147)
    Compensation expenses related to shares and options issued to
      employees                                                                   936           1,169           1,147
    Bargain purchase in a business combination                                    (47)              -               -
    Gain on sale of equipment                                                       -               -              (4)
    Capital gain from sale of patents                                               -         (14,913)              -
    Decrease in trade receivables, net                                             15             411             818
    Decrease (increase) in prepaid expenses and other accounts
      receivable                                                                  (53)          1,118            (197)
    Decrease (increase) in inventories and work in progress                      (787)            223             277
    Increase (decrease) in trade payables                                        (856)            894            (117)
    Increase (decrease) in accrued expenses and other liabilities              (1,247)            133            (439)
    Increase (decrease) in deferred revenues                                      428          (1,812)          2,520
                                                                           ----------      ----------      ----------

Net cash used in operating activities                                          (4,080)         (4,252)         (3,907)
                                                                           ----------      ----------      ----------

CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchase of property and equipment                                              (64)           (269)           (178)
  Purchase of assets in business combination                                     (185)              -               -
  Proceeds from sale of property and equipment                                      -               -               4
  Proceeds from sale of patents                                                     -          17,413               -
  Payments related to sale of patents                                               -          (2,383)              -
  Investment in short term deposit                                                  -          (9,900)              -
  Investment in restricted cash                                                     -             (15)           (377)
  Proceeds from redemption of short-term deposit and restricted cash            7,382               -           3,000
                                                                           ----------      ----------      ----------

Net cash provided by investing activities                                       7,133           4,846           2,449
                                                                           ----------      ----------      ----------

CASH FLOWS FROM FINANCING ACTIVITIES:
  Shares buy back from shareholder                                               (669)              -               -
  Proceeds from issuance of shares upon exercise of stock options by
    employees                                                                      36               -               -
                                                                           ----------      ----------      ----------

Net cash used in financing activities                                            (633)              -               -
                                                                           ----------      ----------      ----------

Increase (decrease) in cash and cash equivalents                                2,420             594          (1,458)
Cash and cash equivalents at the beginning of the year                          5,090           4,496           5,954
                                                                           ----------      ----------      ----------

Cash and cash equivalents at the end of the year                           $    7,510      $    5,090      $    4,496
                                                                           ==========      ==========      ==========

SUPPLEMENTAL CASH FLOWS INFORMATION:
  Cash paid during the year for income taxes                               $       36      $       46      $       22
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
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

NOTE 1:- GENERAL

     a.   VocalTec Communications Ltd. ("VocalTec") and its subsidiaries ("the
          Company"), is a global provider of carrier-class Voice-over-IP and
          Convergence solutions for fixed and wireless service providers. A pioneer in VoIP technology since 1994, VocalTec develops and markets an extensive VoIP offering enabling the flexible deployment of next-generation networks (NGNs). Partnering with prominent system integrators and equipment manufacturers, VocalTec serves an installed base of dozens of leading carriers worldwide.

     b.   The Company derived revenues from several major customers - see Note
          13.

     c.   In May 2008, the Company signed a Patent Purchase Agreement (PPA) for the sale of selected patents to Karo Millennium J.P. L.L.C. Pursuant to the agreement, the Company sold 11 patents and certain
          patent-related rights, out of the Company's portfolio of 22 patents.
          With the consummation of the transaction and the payment of all transaction-related expenses, including payment to the Office of the
          Chief Scientist ("OCS"), the Company retained net profit amounting to approximately $ 8,800.

          In December 2008, the Company signed an additional PPA for the sale of certain patents to Masinolli Fund L.L.C. Pursuant to the agreement, the Company sold 4 patents and certain patent-related rights, out of the Company's remaining portfolio of 11 patents. With the consummation of the transaction and the payment of all transaction-related expenses, the Company retained net profit amounting to approximately $
          6,100.

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

     d.   Acquisitions of business:

          In December 2009, the Company acquired certain assets and assumed certain liabilities of Outsmart Ltd., a provider of telecommunications convergence solutions. The Outsmart network products enables the
          Company to offer its customers a larger portfolio of VOIP solutions.
          The assets acquired and liabilities assumed included technology, property and equipment, customer contracts and customer relations. The purchase price was paid in cash and shares. The fair value of the shares' portion of the consideration was based on the shares' average closing market price during the five (5) business days that ended on
          (and included) the business day prior to the acquisition date.
          According to the purchase agreement the seller may be entitled to future payments subject to certain conditions relating to future sales in 2010 and 2011. Since at the closing date such payment is remote, the Company did not record any liability that is associated with such potential future payments.

                                     F - 8

                                                    VOCALTEC COMMUNICATIONS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

NOTE 1:- GENERAL (CONT.)

          The acquisition was accounted for under the acquisition method of accounting and, accordingly, the purchase price was allocated to the assets acquired and liabilities assumed based on their fair values as of the acquisition date, as follows:

                                                                                WEIGHTED
                                                                             AVERAGE USEFUL
                                                                                  LIFE
                                                                                --------

Fair value of assets acquired

Property and equipment                                            $     85
Technology                                                             316             7
Customer relations                                                      28             7
Deferred revenue                                                       (30)            2
Long term liabilities                                                  (77)
                                                                  --------

                                                                       322
                                                                  --------
Fair value of consideration transferred:
Cash                                                                   185
Ordinary shares (55,679 shares)                                         90
                                                                  --------

                                                                       275
                                                                  --------

Excess of fair value of assets over cost ("bargain purchase")     $     47
                                                                  ========

          Bargain purchase: the excess of the estimated fair value of the assets acquired and liabilities assumed over the fair value of the consideration transferred for the business combination, resulting from the seller's business situation prior to the agreement date, was recorded as a deduction from operating expenses.

          The value assigned to the majority of the tangible assets, intangible assets and liabilities is determined using an income approach. This method starts with a forecast of all of the expected future net cash flows associated with the asset and then involves adjusting the forecast to present value by applying an appropriate discount rate that reflects the risk factors associated with the cash flow streams.
          Values have been determined as follows:

          Technology - the fair value of the technology was estimated by using the income approach, based on the expected results of the acquired technology. The income approach projects the expected future net cash flows associated with the asset and then adjusts the forecast to present value by applying an appropriate discount rate that reflects the risk factors associated with the cash flow streams.

          Customer relations - the value was estimated using the income approach and based on expected operating results related to existing customers of the acquired business during the estimated useful life of the product acquired.

          Deferred revenue - the amount was based on the estimated cost of the obligations and liabilities assumed under certain agreements, including warranty and maintenance. Some of these contracts were paid in advance to the seller, and the Company has a commitment to provide warranty and maintenance pursuant to the contract.

                                     F - 9

                                                    VOCALTEC COMMUNICATIONS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

NOTE 1:- GENERAL (CONT.)

          Long term liabilities - this liability is associated with the obligation for future payment of royalties to the Office of the
          Israeli Chief Scientist ("OCS"). The fair value of such liability was determined using income approach and was based on the OCS contractual a percentage from the estimated future revenues of the Company, that will be subject to such royalties (see Note 8a).

          According to the agreement, the seller will be entitled to receive a percentage from revenues resulting from the acquired assets, above a certain amount. The Company estimates the probability of that situation to occur to be very low, and therefore, no contingent liability was recorded.

          Actual and Pro Forma impact of Acquisition:

          The results of Outsmarts operations from the date of acquisition were immaterial, and have not been included in the consolidated statement of operation due to the proximity of the acquisition to year end.

          The following table presents supplemental pro forma information required by ASC 805, "Business Combination", as if the acquisition of the Outsmart business had occurred on January 1, 2009 for the year ended December 31, 2009 and January 1, 2008 for the year ended
          December 31, 2008:

                                                                           UNAUDITED PRO FORMA
                                                                          CONSOLIDATED RESULTS
                                                                       --------------------------
                                                                         YEAR ENDED DECEMBER 31,
                                                                       --------------------------
                                                                          2009            2008
                                                                       ----------      ----------

Revenues                                                               $    7,929      $    7,648
                                                                       ==========      ==========

Income from continuing operations attributable to ordinary
    shareholders                                                           (3,298)           (919)
                                                                       ==========      ==========

Basic and diluted income (loss) per share attributable to Ordinary
    shareholders                                                            (0.55)          (0.12)
                                                                       ==========      ==========

          The unaudited pro forma consolidated results were prepared using the acquisition method of accounting and are based on the historical financial information of the Company and the Outsmart business, reflecting both in 2009 and 2008 the Company's and Outsmart business'
          results of operations. The historical financial information has been adjusted to give effect to the pro forma events that are: (i) directly attributable to the acquisition, (ii) factually supportable and (iii)
          expected to have a continuing impact on the combined results. The unaudited pro forma consolidated results are not necessarily indicative of what the Company's consolidated results of operations actually would have been had it completed the acquisition on January
          1, 2009 and on January 1, 2008. In addition, the unaudited pro forma consolidated results do not purport to project the future results of operations of the combined company nor do they reflect the expected realization of any cost savings associated with the acquisition. The unaudited pro forma consolidated results reflect primarily the following pro forma pre-tax adjustments:

          (1)  Additional amortization expense (approximately $ 34 in 2009 and
               2008) related to the fair value of identifiable intangible assets acquired.

                                     F - 10

                                                    VOCALTEC COMMUNICATIONS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

NOTE 1:- GENERAL (CONT.)

          (2)  Additional depreciation expense (approximately $ 28 in 2009 and
               2008) related to the fair value of identifiable intangible assets acquired.

          (3)  Elimination of $ 80 of costs incurred in 2009, which are directly attributable to the acquisition, and which do not have a
               continuing impact on the combined company's operating results.
               Included in these costs are advisory, legal and other costs incurred by the Company

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES

     The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States ("U.S.
     GAAP"). The significant accounting policies followed in the preparation of the financial statements, applied on a consistent basis, are:

     a.   Use of estimates:

          The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of income and expenses during the reported period. The most significant assumptions are employed in estimates used in determining values of intangible assets, tax assets and tax liabilities, stock-based compensation costs, derivatives, as well as in estimates used in applying the revenue recognition policy related to contract accounting. Actual results could differ from those estimates.

     b.   Financial statements in U.S. dollars:

          The financial statements have been prepared in U.S. dollars
          ("dollar"), since the currency of the primary economic environment in which the operations of the Company and certain subsidiaries are conducted is the dollar. Most of the Company's revenues are generated in dollar. In addition, a considerable portion of the Company's costs is incurred in dollars and the Company's financing is generally obtained in dollar. The Company's management believes that the dollar is the currency of the primary economic environment in which the
          Company operates. Thus, the functional and reporting currency of the
          Company is the dollar. Accordingly, the Company's and its
          subsidiaries' transactions and balances denominated in dollars are presented at their original amounts. Transactions and balances in other currencies have been remeasured into dollars in accordance with the guidance in ASC 830, "Foreign Currency Matters".

          Exchange gain and loss are presented in financial income net.

     c.   Principles of consolidation:

          The consolidated financial statements include the accounts of the
          Company and its directly and indirectly wholly-owned subsidiaries. As of the balance sheet date the only significant subsidiary is Tdsoft
          Ltd.

          Intercompany transactions and balances, including profit from intercompany sales not yet realized outside the Company, have been eliminated upon consolidation.

                                     F - 11

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
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (CONT.)

     d.   Cash equivalents, restricted cash and short term bank deposits:

          Cash equivalents are short-term, highly liquid investments that are readily convertible to cash with original maturities of three months or less when purchased.

          Restricted cash is invested in highly liquid deposits, which are used as security for guarantees provided to lessors of office premises, banks as guarantee for hedging instruments made by the Company and customers, as performance guarantees (see Note 8).

          Short-term bank deposits with original maturities of more than three months but less than one year are presented as part of short-term investments. Such deposits are presented at cost including accrued interest, which approximates fair value. Interest on the deposits is recorded as financial income.

     e.   Inventories and work in progress:

          Inventories are stated at the lower of cost or market value. Inventory write-offs are provided to cover risks arising from slow-moving items, technological obsolescence and discontinued products in an amount equal to the difference between the cost of inventory and its estimated realizable value based upon assumptions about future demands and market conditions. Costs are determined as follows:

          Components cost is determined by the average-cost method.

          Hardware products are determined on the basis of direct costs, with costs measured on an average basis.

          Work in progress:

          o    Costs incurred on a long-term contract in progress include direct labor, material, subcontractors, other direct costs and an allocation of overheads, which represent recoverable costs incurred for production, allocable operating overhead cost.

          o    Labor overhead is generally included on a basis of updated hourly rates and is allocated to the project according to the amount of hours expended. Material overhead is generally allocated to the project based on the value of direct material that is charged to the project.

          Advances from customers are allocated to the applicable contract inventories and are deducted from the inventory balance.

     f.   Fair value measurements:

          The Company accounts for certain assets and liabilities at fair value under ASC 820, "Fair Value Measurements and Disclosures". ASC 820
          defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date ("exit price").
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

                                     F - 12

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

          As a basis for considering such assumptions, ASC 820 establishes a three-tier value hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value, (by maximizing the use of observable inputs and minimizing the use of unobservable inputs when measuring fair value):

          LEVEL 1 - Observable inputs that reflect quoted prices (unadjusted)
          for identical assets or liabilities in active markets.

          LEVEL 2 - Includes other inputs that are observable, either directly or indirectly in the marketplace, such as quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets with insufficient volume or infrequent transactions, or other inputs that are observable
          (model-derived valuations in which significant inputs are observable), or can be derived principally from or corroborated by observable market data, and

          LEVEL 3 - Unobservable inputs which are supported by little or no market activity, and that are significant to the fair value of the asset or liability.

          The Company measures its foreign currency derivative instruments at fair value are classified within Level 2 as the valuation inputs are based on quoted prices and market observable data of similar instruments.

          The carrying amount of cash and cash equivalents, short-term bank deposits, trade receivables, short-term bank credit and loans and trade payables approximate their fair values due to the short-term maturities of such instruments.

     g.   Property and equipment, net:

          Equipment is stated at cost less accumulated depreciation.
          Depreciation is calculated by the straight-line method over the estimated useful lives of the assets at the following annual rates:

                                                                           %
                                                    -----------------------------------------------

Computers and related equipment                                           33
Office furniture and equipment                                    6 - 25 (mainly-8%)
Leasehold improvements                               Over the shorter of the term of the lease or
                                                                the life of the asset )

     h.   Identifiable intangible assets:

          Identifiable intangible assets mainly consist of patents, trade name, technology, and customer relations. These intangible assets are stated
          at cost net of accumulated amortization and are amortized over their useful life using the method which best reflects the applicable expected utilization pattern.

                                     F - 13

                                                    VOCALTEC COMMUNICATIONS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (CONT.)

     i.   Impairment of long-lived assets:

          The long-lived assets and finite-lived intangible assets of the
          Company and its subsidiaries are reviewed for impairment in accordance with ASC 360-10-35, "Property, Plant and Equipment-Subsequent
          Measurement", whenever events or changes in circumstances indicate that the carrying amount of an asset (or an asset group) may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds its fair values.

          During 2007 and 2009 no impairment losses were identified. During
          2008, the Company recorded an impairment loss for intangible assets in the amount of 1,639.

     j.   Revenue recognition:

          The Company generates revenues from licensing the rights to use its software products, from the sale of its systems and from providing maintenance, engineering and support services, and in addition, from providing system integration and products arrangements for which revenues are generated on a fixed price basis. The Company's products are sold both to end users and to resellers, who are considered end-users for the purpose of revenue recognition.

          Revenue from licensing of software products and systems is recognized when all the following criteria outlined in ASC 985-605, "Software
          Revenue Recognition", are met: persuasive evidence of an arrangement exists, the product has been delivered, no significant obligation to the customer remains, the sales price is fixed or determinable and collectability is reasonably assured. The Company does not grant a right of return to its customers.

          Where software arrangements involve multiple elements, revenue should be allocated to each undelivered element based on vendor specific objective evidence ("VSOE") of the fair value of the undelivered element. The VSOE used by the Company until the end of 2006 to allocate the arrangement fees to support services and maintenance was based on the price charged when these elements were sold separately
          (upon renewal). Revenues for the delivered product until the end of
          2006 were recorded based on the "residual method" prescribed in ASC
          985-605, whereby any discount embedded in the arrangement fee, after allocating revenue to undelivered elements which are not considered essential to the software's functionality as described above is allocated to the delivered product. Under the residual method revenue is recognized for the delivered elements when (1) VSOE of fair value exists for all the undelivered elements and (2) all revenue recognition criteria of ASC 985-605 are satisfied. Revenues allocated to the support services and maintenance (the undelivered element) are recognized ratably over the service period.

          Due to a limited number of separate support services and maintenance contracts consummated during the periods presented, VSOE is not attainable to support allocation of services and maintenance revenues.
          Accordingly, recognition of revenues from bundled software arrangements are recognized ratably over the period of the last delivered element in the arrangement, which is typically the customer support and maintenance service period, provided that all other revenue recognition criteria are met.

                                     F - 14

                                                    VOCALTEC COMMUNICATIONS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (CONT.)

          When an arrangement provides for acceptance of the product by the customer, revenue is only recognized when such acceptance is received from the Customer.

          In certain cases, when the Company sells its products through resellers in new and emerging market channels for which no comparable history has been established, the Company recognizes revenues only when all obligations to the end user have been completed, and provided all other revenue recognition criteria have been met.

          Revenues from arrangements including training and installation services are recognized only after the services are performed.

          Revenues from software maintenance and technical support contracts are recognized on a straight-line basis over the term of the maintenance and support arrangement.

          Revenues from system integration long-term projects are generated from fixed-price contracts according to which the time between the signing of the contract and the final customer acceptance is usually over one year. Such contracts require significant customization for each customer specific needs and, as such, revenues from these type of contracts are recognized in accordance with ASC 605-35,
          "Construction-Type and Production-Type Contracts," using contract accounting based on the percentage of completion method.

          Sales under long-term fixed-price contracts which provide for a substantial level of development efforts in relation to total contract efforts are recorded using the cost-to-cost method of accounting as the basis to measure progress toward completing the contract and recognizing revenues. According to this method, revenues and profit are recorded based on the ratio of costs incurred to estimated total costs at completion.

          A number of internal and external factors may affect the Company's costs estimates, including labor rates, estimated future prices of material, revised estimates of uncompleted work, efficiency variances, linkage to indices and exchange rates, customer specifications and testing requirement changes. If any of the above factors were to change, or if different assumptions were used in estimating progress cost and measuring progress towards completion, it is possible that materially different amounts would be reported in the Company's consolidated financial statements. Changes in estimates due to changes in estimates resulting from differences between actual performance and original forecasts are recorded in the results of operations when they are reasonably determinable by management, on a cumulative catch-up basis.

          Estimates of total project requirements are based on prior experience of customization, delivery and acceptance of similar services, and are reviewed and updated regularly by management. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are first determined, in the amount of the estimated loss on the entire contract. As of December 31, 2009, there was no provision for losses.

          The Company believes that the use of the percentage of completion method is appropriate as it has the ability to make reasonably dependable estimates of the extent of progress towards completion, contract revenues and contract costs. In addition, contracts executed include provisions that clearly specify the enforceable rights regarding services to be provided and received by the parties to the contracts, the consideration to be exchanged and the manner and the terms of settlement, including in cases of termination for convenience. In all cases the Company expects to perform its contractual obligations and its customers are expected to satisfy their obligations under the contract.

                                     F - 15

                                                    VOCALTEC COMMUNICATIONS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (CONT.)

          Estimated gross profit or loss from long-term contracts may change due to changes in estimates resulting from differences between actual performance and original forecasts. Such changes in estimated gross profit are recorded in results of operations when they are reasonably determinable by management, on a cumulative catch-up basis.

          As of December 31, 2009, the Company adjusted the estimates of a project that was signed with one of its major customers during the year. Such adjustments were required in order to address a delay in the progress in this project. The Company does not expect any loss from this project.

     k.   Research and development costs, net:

          Research and development costs incurred in the process of developing product improvements or new products, are generally charged to expenses, as incurred

     l.   Royalty-bearing grants:

          Royalty-bearing grants from the Government of Israel and other government authority for funding approved research and development projects are recognized at the time the Company is entitled to such grants, on the basis of the research and development costs incurred.
          Such grants are included as a deduction of research and development costs since at the time received it is not probable the Company will generate sales from these projects and pay the royalties resulting from such sales. The Company initially records a liability on account of the royalties when the related revenues are recognized, with a corresponding charge to cost of sales.

          For the grants received and deducted from the research and development costs - see Note 13.

     m.   Income taxes:

          The Company accounts for income taxes and uncertain tax positions in accordance with ASC 740, "Income Taxes". ASC 740 prescribes the use of the liability method whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company and its subsidiaries provide a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value. As of December 31, 2009, a full valuation allowance was provided by the Company. See Note 16 for the impact of an amendment ASC No. 740, Accounting for Uncertainty in
          Income Taxes.

          On January 1, 2007, the Company adopted an amendment to ASC 740-10
          (originally issued as "FIN 48"). The amendment contains a two-step approach to recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position taken or expected to be taken in a tax return by determining if the weight of available evidence indicates that it is more likely than not that, on an evaluation of the technical merits, the tax position will be sustained on audit, including resolution of any related appeals or litigation processes. The second step is to measure the tax benefit as the largest amount that is more than 50% likely to be realized upon ultimate settlement. The Company accrues interest and penalties related to unrecognized tax benefits in its provision for income tax.
          The Company recognized an increase of approximately $ 34 in the liability for unrecognized tax benefits, which was accounted for as an increase to the January 1, 2007 balance of the accumulated deficit.
          See also Note 15.

                                     F - 16

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
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (CONT.)

     n.   Accounting for stock-based compensation:

          The Company accounts for stock-based compensation in accordance with
          ASC 718, "Compensation - Stock Compensation". ASC 718 requires companies to estimate the fair value of equity-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service periods in the Company's consolidated income statements.

          The Company recognizes compensation expenses for the value of its awards granted based on the straight line method over the requisite service period of each of the awards, net of estimated forfeitures.
          ASC 718 requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Estimated forfeitures are based on actual historical pre-vesting forfeitures.

          Expenses include stock based compensation related to employees as follows:

                                            YEAR ENDED DECEMBER 31,
                                   ------------------------------------------
                                      2009            2008            2007
                                   ----------      ----------      ----------

Cost of sales                      $        9      $       17      $       18
Research and development, net             120             357             353
Selling and marketing                     127             263             224
General and administrative                680             532             552
                                   ----------      ----------      ----------

                                   $      936      $    1,169      $    1,147
                                   ==========      ==========      ==========

          The fair value of options granted is amortized over their vesting period and is estimated at the date of grant using the Black-Scholes options-pricing model with the following weighted average assumptions:

                                             YEAR ENDED DECEMBER 31,
                                   --------------------------------------------
EMPLOYEE STOCK OPTIONS                2009             2008              2007
----------------------             ----------       ----------       ----------

Expected volatility                       130%             115%             120%
Risk-free interest                        1.2%             2.4%             4.7%
Dividend yield                              0%               0%               0%
Expected life (years)                 5 years          5 years          5 years
Forfeiture rate                          17.5%              12%             7.5%

          The Black-Scholes option-pricing model requires a number of assumptions, of which the most significant are expected stock price volatility and the expected option term. Expected volatility was calculated based upon actual historical stock price movements of the
          Company over historical period equal to the employee's stock options expected life.

          The expected option term represents the period that the Company's stock options are expected to be outstanding and was determined for plain vanilla options based on the "simplified method" permitted by
          SAB 107 and extended by SAB 110, as the midpoint between the vesting period and the contractual term of the options.

          The Company use the "simplified method" for its plain vanilla stock options as historical experience is not available to provide a reasonable estimate of the expected term for stock option grants.

          The risk-free interest rate is based on the U.S. Treasury zero-coupon bonds yield curve in effect at the time of grant, with an equivalent term to the expected term of the options.

                                     F - 17

                                                    VOCALTEC COMMUNICATIONS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (CONT.)

          The Company has historically not paid dividends and has no foreseeable plans to pay dividends and therefore use an expected dividend yield of zero in the option pricing model. The Company is required to estimate forfeitures at the time of grant and revise those estimates in subsequent periods if actual forfeitures differ from those estimates.
          The Company uses historical data to estimate pre-vesting option forfeitures and record share-based compensation expense only for those awards that are expected to vest.

     o.   Severance pay:

          The Company's liability for severance pay for its Israeli employees is calculated pursuant to Israel's Severance Pay Law and employment agreements based on the most recent salary of the employees (based on the "shut down method). The Company's liability for all of its employees is fully covered by monthly deposits with managers'
          insurance policies and by an accrual. The value of these managers'
          insurance policies is recorded as an asset in the Company's balance sheet.

          The deposited funds include profits accumulated up to the balance sheet date. The deposited funds may be withdrawn only upon the fulfillment of the obligation pursuant to Israel's Severance Pay Law or labor agreements. The value of the deposited funds is based on the cash surrendered value of these funds and includes immaterial profits.

          Severance expense for the years ended December 31, 2009, 2008 and 2007 amounted to approximately $ 282, $ 494 and $ 787, respectively.

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

          Expense (income) resulting from the net increase (decrease) in the allowance for doubtful accounts was $ 0, $ (20) and $ 40 for the years ended December 31, 2009, 2008 and 2007, respectively.

          The Company entered into foreign exchange forward contracts intended to protect against the increase in value of forecasted non-dollar currency cash flows. These derivative instruments are designed to effectively hedge the Company's non-dollar currency exposure (see Note
          2(q) below).

          Income (expense) resulting from the hedging activities was $ (15), $
          18 and $ 0 for the years ended December 31, 2009, 2008 and 2007, respectively.

                                     F - 18

                                                    VOCALTEC COMMUNICATIONS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (CONT.)

     q.   Derivatives and hedging activities:

          ASC 815, "Derivatives and Hedging" (formerly FAS 133, "Accounting for
          Derivative Instruments and Hedging Activities") requires the Company to recognize all of its derivative instruments as either assets or liabilities on the balance sheet at fair value. The accounting for changes in the fair value (i.e., gains or losses) of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and further, on the type of hedging relationship.

          For derivative instruments that are designated and qualify as a cash flow hedge (i.e., hedging the exposure to variability in expected future cash flows that is attributable to a particular risk), the effective portion of the gain or loss on the derivative instrument is reported as a component of accumulated other comprehensive income and reclassified into earnings in the line item associated with the hedged transaction in the period or periods during which the hedged transaction affects earnings. The remaining gain or loss on the derivative instrument in excess of the cumulative change in the present value of future cash flows of the hedged item, if any, is recognized immediately in financial income/expense in the statement of operations.

          The Company entered into derivative instrument arrangements (forward contracts) to hedge a portion of anticipated new Israeli shekel
          ("NIS") payroll payments. These derivative instruments are designated as cash flows hedges, as defined by ASC 815, as amended, and are all highly effective as hedges of these expenses when the salary is recorded. The effective portion of the derivative instruments is included in payroll expenses in the statements of operations. During
          2009, there were no gains or losses recognized in earnings for hedge ineffectiveness.

     r.   Net income (loss) per share:

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

          In the years ended December 31, 2009, 2008 and 2007, all outstanding stock options (2,822,509, 2,507,058 and 1,326,696, respectively) have been excluded from the calculations of diluted net earnings (loss) per share, since they would have an anti-diluted effect.

     s.   Treasury shares:

          During 2009, the Company repurchased Ordinary shares from one of its major shareholders, and holds such shares as Treasury shares. The
          Company presents the cost of the repurchase as a reduction in shareholders' equity.

                                     F - 19

                                                    VOCALTEC COMMUNICATIONS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (CONT.)

     t.   Adoption of new accounting policies:

          (1)  FASB accounting standards codification:

               In June 2009, the Financial Accounting Standards Board ("FASB")
               issued a standard that established the FASB Accounting Standards
               Codification ("ASC") and amended the hierarchy of generally accepted accounting principles ("GAAP") such that the ASC became the single source of authoritative U.S. GAAP. Rules and
               interpretive releases issued by the SEC under authority of federal securities law are also sources of the authoritative GAAP for SEC registrants. All other literature is considered
               non-authoritative. New accounting standards issued subsequent to
               June 30, 2009 are communicated by the FASB through Accounting
               Standards Updates ("ASUs"). The ASC is effective for the Company from September 1, 2009. Throughout the notes to the consolidated financial statements references that were previously made to former authoritative U.S. GAAP pronouncements have been changed to coincide with the appropriate section of the ASC.

          (2)  Business combinations:

               Effective January 1, 2009, the Company adopted the amended ASC
               805, "Business Combinations" (formerly issued as FAS 141(R)). ASC
               805 requires recognition of assets acquired, liabilities assumed, and non-controlling interest in the acquiree at the acquisition date, measured at their fair values as of that date. This ASC also requires the fair value of acquired in-process research and development ("IPR&D") to be recorded as intangibles with
               indefinite lives, contingent consideration to be recorded on the acquisition date, and restructuring and acquisition-related deal costs to be expensed as incurred. Any excess of the fair value of net assets acquired over purchase price and any subsequent changes in estimated contingencies are to be recorded in
               earnings.

               In addition, changes in the valuation allowance related to acquired deferred tax assets and in acquired income tax position are to be recognized in earnings.

               The ASC is applied prospectively for all business combinations occurring after January 1, 2009, except for changes in valuation allowance related to deferred tax assets and changes in acquired income tax position originating from business combinations that occurred prior to the effective date of this ASC, which are recognized in earnings following the adoption date.

               The determination and allocation of fair values to the
               identifiable assets acquired and liabilities assumed is based on various assumptions and valuation methodologies requiring
               considerable management judgment. Management estimates of fair values are based upon market participants assumptions believed to be reasonable. The most significant variables in these valuations are discount rates, terminal values, the number of years on which to base the cash flow projections, as well as the assumptions and estimates used to determine the cash inflows and outflows.
               Management determines discount rates to be used based on the risk inherent in the related activity's current business model and industry comparisons. Terminal values are based on the expected life of products and forecasted life cycle and forecasted cash flows over that period.

                                     F - 20

                                                    VOCALTEC COMMUNICATIONS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (CONT.)

               Forecasted cash flows are mostly based on historical experience and information obtained from the management of the acquired companies and are deemed to be consistent with market
               participants highest and based use of the assets in the principal or most advantages market. Although Company's management believes that the assumptions applied in the determination are reasonable based on information available at the date of acquisition, these estimates and although they are inherently uncertain and actual results may differ from the forecasted amounts and the difference could be material.

          (3)  Fair value measurement of non-financial assets and liabilities:

               The Company adopted the provisions of ASC 820-10, "Fair Value
               Measurements and Disclosures" (formerly FAS 157, "Fair Value
               Measurements"), with respect to non-financial assets and
               liabilities measured at fair value on a nonrecurring basis effective January 1, 2009. The adoption of ASC 820-10 did not have a material impact on the Company's consolidated financial statements.

     u.   Impact of recently issued accounting standards still not effective for the Company as of December 31, 2009:

          1.   In October 2009, the FASB issued an update to ASC 985-605,
               "Software-Revenue Recognition" (originally issued as EITF 09-3).
               In accordance with the update to the ASC, tangible products containing software components and non-software components that function together to deliver the tangible product's essential functionality are excluded from the scope of the software revenue recognition guidance. In addition, hardware components of a tangible product containing software component are always
               excluded from the software revenue guidance. The mandatory adoption is on January 1, 2011. The Company may elect to adopt the update prospectively, to new or materially modified
               arrangements beginning on the adoption date, or retrospectively, for all periods presented. In such case the Company must also early adopt the amendment to ASC 605-25 with respect to
               multiple-elements arrangements. The Company does not expect the adoption of the update to have a material impact on the Company's consolidated financial condition or results of operations.

          2.   In October 2009, the FASB issued an update to ASC 605-25,
               "Revenue recognition - Multiple-Element Arrangements", that provides amendments to the criteria for separating consideration in multiple-deliverable arrangements to:

               -    Provide updated guidance on whether multiple deliverables
                    exist, how the deliverables in an arrangement should be
                    separated, and how the consideration should be allocated;

               -    Require an entity to allocate revenue in an arrangement
                    using estimated selling prices ("ESP") of deliverables if a vendor does not have vendor-specific objective evidence of selling price ("VSOE") or third-party evidence of selling
                    price ("TPE"); and

               -    Eliminate the use of the residual method and require an
                    entity to allocate revenue using the relative selling price method.

               -    Require expanded disclosures of qualitative and quantitative information regarding application of the
                    multiple-deliverable revenue arrangement guidance.

          The Company may elect to adopt the update prospectively, to new or materially modified arrangements beginning on the adoption date, or retrospectively, for all periods presented. The Company is currently evaluating the impact on its consolidated results of operations and financial condition.

                                     F - 21

                                                    VOCALTEC COMMUNICATIONS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

NOTE 3:- PREPAID EXPENSES AND OTHER ACCOUNTS RECEIVABLE

                                   DECEMBER 31,
                            --------------------------
                               2009            2008
                            ----------      ----------

Prepaid expenses *)         $      251      $      182
Government authorities              60             132
Others                             148             169
                            ----------      ----------

                            $      459      $      483
                            ==========      ==========

     *)   As of December 31, 2009 and 2008, including $ 193 and $ 115, respectively, of costs of hardware products delivered to customers and not recognized as cost of sales since revenue in the related arrangements is being recognized over the period of the last deliverable element (see also Note 2j).

NOTE 4:- INVENTORIES

     The Inventories of the Company are comprised mainly of components.

     Write-off of inventories for the years ended December 31, 2009, 2008 and
     2007 amounted to $ 0, $ 0 and $ 459, respectively.

NOTE 5:- PROPERTY AND EQUIPMENT

                                                                      DECEMBER 31,
                                                              --------------------------
                                                                 2009            2008
                                                              ----------      ----------

Cost *)
  Computers and related equipment                             $    1,003      $    4,844
  Office furniture, equipment and leasehold improvements             876           1,316
                                                              ----------      ----------

                                                                   1,879           6,160
Less - accumulated depreciation *)                                 1,392           5,546
                                                              ----------      ----------

Depreciated cost                                              $      487      $      614
                                                              ==========      ==========

     *)   As of December 31, 2009, includes a write off of old equipment that is not in use anymore, in the cost of $ 4,440, that was already fully depreciated.

          Depreciation expense was $ 277, $ 310 and $ 411 for the years ended
          December 31, 2009, 2008 and 2007, respectively. All of the property and equipment is located in Israel.

                                     F - 22

                                                    VOCALTEC COMMUNICATIONS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

NOTE 6:- IDENTIFIABLE INTANGIBLE ASSETS

                                                                       DECEMBER 31,
                                                               --------------------------
                                                                  2009            2008
                                                               ----------      ----------

Identifiable intangible assets
Cost:
  Technology                                                   $    3,365      $    3,049
  Customer contracts                                                  372             372
  Customer relations                                                  915             887
  Trade name                                                          301             301
  Patents                                                               -              80
                                                               ----------      ----------

                                                                    4,953           4,689
                                                               ----------      ----------

Accumulated amortization (including write downs):
  Technology (including $ 1,093 write down in 2008)                 3,049           3,049
  Customer contracts                                                  372             372
  Customer relations (including $ 494 write down in 2008)             887             887
  Trade name (including $ 51 write down in 2008)                      165             141
  Patents                                                               -              80
                                                               ----------      ----------

                                                                    4,473           4,529
                                                               ----------      ----------

Total amortized cost                                           $      480      $      160
                                                               ==========      ==========

     a.   The future annual estimated amortization expense of the intangible assets in the next 5 years relating to VocalTec's amortizable intangible assets existing as of December 31, 2009, is approximately as follows:

                                                   TOTAL
                                               AMORTIZATION
                                                ----------

          2010                                  $       58
          2011                                          58
          2012                                          73
          2013                                          73
          2014                                          73

     b.   Amortization expenses amounted to approximately $ 24, $ 508 and $ 566 for the years ended December 31, 2009, 2008 and 2007, respectively.

          Due to the fact that As of December 31, 2008 and 2007, the Company's market value was substantially lower than the shareholders equity in its books, and due to the Company's loss in 2008 (excluding the income from patent sale), the Company performed impairment test of long lived operating assets, including finite-life intangible assets. As a result of the impairment test, the Company recorded an impairment loss of approximately $ 1,639 related to intangible assets in 2008. This impairment loss is included in separate line item in the statement of operations, together with impairment loss related to impairment of goodwill (see Note 2h). In 2009, the Company identified two asset groups, its patent portfolio and all other operating assets and liabilities except the patent portfolio, as defined in ASC 360
          "Property, Plant, and equipment" The fair value of the asset groups was estimated using the income approach.

                                     F - 23

                                                    VOCALTEC COMMUNICATIONS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

NOTE 7:- ACCRUED EXPENSES AND OTHER ACCOUNTS PAYABLE

                                           DECEMBER 31
                                    --------------------------
                                       2009            2008
                                    ----------      ----------

Employees and payroll accruals      $      527      $      721
Accrued expenses                           192             450
Accrued vacation pay                       252             495
Tax accruals                               751           1,344
Government authorities                     180             133
Office lease (Note 8c)                      23             118
Others                                     128              39
                                    ----------      ----------

                                    $    2,053      $    3,300
                                    ==========      ==========

NOTE 8:- COMMITMENTS AND CONTINGENCIES

     a.   In connection with its research and development activities through
          December 31, 2009, the Company received and accrued participation payments from the Office of the Chief Scientist of the Ministry of
          Industry Trade and Labor in Israel ("OCS"). In return for the
          Government of Israel's participation, the Company is committed to pay royalties at a rate of 3.5% - 4.5% of sales of the developed product, up to 100% of the amount of grants received linked to the U.S. dollar
          (grants received under programs approved subsequent to January 1,
          1999, are subject to interest at the annual rate of LIBOR applicable to U.S. dollar deposits).

          The Company's total contingent liability for royalties payable to the
          OCS with respect to future sales, based on Government of Israel participations received or accrued, net of royalties paid or accrued, totaled approximately $ 22,000 as of December 31, 2009. The obligation to pay these royalties is contingent on actual sales of the products, and in the absence of such sales, no payment is required.

          Cost of sales includes royalties paid and accrued to the Government of
          Israel in the amount of $ 225, $ 208 and $ 175 for the years ended
          December 31, 2009, 2008, and 2007, respectively. With respect to the sale of patents related payments to OCS.

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

          During 2008, the Company received a claim from one of its former employees in Germany, regarding his retirement conditions. The Company recorded a provision in its books in an amount deemed appropriate to cover such claim. At the beginning of 2010, the Company reached an agreement with that former employee, paid him and settled the claim.

     c.   The Company's facilities in Israel are rented under operating leases with different periods ending through April 2010. The Company had a renewal option which it chose not to exercise. On March 2010, the
          Company signed a new operating lease agreement for a period of 6 years in another location, with additional 3 years option. Rent expense amounted to $ 468, $ 468 and $ 414 for the years ended December 31,
          2009, 2008 and 2007, respectively. Annual minimum rental commitments under non-cancelable leases at balance sheet date are approximately as follows:

                                     F - 24

                                                    VOCALTEC COMMUNICATIONS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

NOTE 8:- COMMITMENTS AND CONTINGENCIES (CONT.)

            2010                                $      177
            2011                                        80
            2012                                        80
            2013                                        80
            2014                                        80
                                                ----------

            Total                               $      497
                                                ==========

          At the end of 2008, the Company vacated the third floor of its leased building in order to cut expenses, and moved onto one floor. Since the
          Company is still obligated to pay rent for the third floor until the end of the contract a liability for the lease termination cost, including remaining lease rentals, reduced by probable sub lease rentals, in the amount of $ 118 was recorded. As of December 31, 2009 the updated liability was $ 23.

          The Company also maintains motor vehicle leases. The total liability for early termination of such leases is approximately $ 38. Motor vehicle lease expense amounted to $ 313, $ 464 and $ 407 for the years ended December 31, 2009, 2008 and 2007, respectively.

     d.   As of December 31, 2009, the bank placed a lien of $ 270 from the
          Company's deposits as a guarantee for certain hedging instruments entered into by the Company during the year. The guarantee will expire in April 2010.

     e.   The Company provided a bank guarantee, with respect to a certain agreement, in the total amount of $ 1.4 million. $ 0.9 million expired during on November 2009. The rest will expire upon completion of the project.

NOTE 9:- FAIR VALUE MEASUREMENTS

     In accordance with ASC 820, the Company measures its foreign currency derivative contracts at fair value. Foreign currency derivative contracts are classified within Level 2 value hierarchy as the valuation inputs are based on quoted prices and market observable data of similar instruments.

     The following table provides information by value level for financial assets and liabilities that are measured at fair value, as defined by ASC
     820, on a recurring basis as of December 31, 2009.

                                       FAIR VALUE MEASUREMENTS
                         --------------------------------------------------
DESCRIPTION             FAIR VALUE      LEVEL 1       LEVEL 2       LEVEL 3
-----------              --------      --------      --------      --------

Derivative asset *)      $      -      $      -      $      -      $      -
                         ========      ========      ========      ========

     *)   As of December 31, 2009, the Company had foreign currency derivative contracts with a fair value of $ 0.

                                     F - 25

                                                    VOCALTEC COMMUNICATIONS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

NOTE 10:- SHAREHOLDERS' EQUITY

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

     b.   In May 2006 the Company issued in a private placement in consideration of $ 4,591, net of issuance expenses of $ 548, 935,000 Ordinary Shares and warrants to purchase up to 424,050 Ordinary Shares at an exercise price of $ 7.9 per share. The warrants became exercisable 6 months after issuance and will remain exercisable until the fifth anniversary of the date of issuance.

          In December 2006 the Company decided to reduce the exercise price of the warrants issued by the Company to the investors from $ 7.9 per share to $ 6.87 per share - the closing price of the Company's ordinary shares on the Nasdaq Capital Market at the close of business immediately prior to execution of the agreement relating to the May
          2006 issuance. The antidilution benefit of $ 37 to the warrant holders from the aforementioned reduction in the exercise price was recorded as a preferred deemed dividend to the warrant holders. As of December
          31, 2009, none of these warrants were exercised into the Company's
          Ordinary shares.

     c.   In November 2006, the Company issued in a private placement in consideration for $ 6,998, net of issuance expenses of $ 527,
          1,750,000 Ordinary Shares and warrants to purchase up to 1,400,000
          Ordinary Shares at an exercise price of $ 5.5 per share. The warrants are exercisable during a period ending June 30, 2011. The shares were registered for trading on NASDAQ on December 4, 2006. As of December
          31, 2009, none of these warrants were exercised into the Company's ordinary shares.

     d.   On March 2, 2009, the Company repurchased an aggregate of 1,673,549 of its shares, constituting approximately 22.7% of the issued and outstanding share capital of the Company, from its largest shareholder, Cisco Systems International B.V. The share purchase was executed at a price per share of $ 0.40, for a total aggregate purchase price of approximately $ 669.

     e.   Share option plans:

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

                                     F - 26

                                                    VOCALTEC COMMUNICATIONS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

NOTE 10:- SHAREHOLDERS' EQUITY (CONT.)

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

          As of December 31, 2009, 307,703 share options out of the total pool of 3,130,212 share options are still available for future grants under the Company's existing plans, including an annual 3% increase of
          304,492 share options. Options which are cancelled or forfeited before expiration become available for future grants.

          A summary of the Company's share option activity under the plans is as follows:

                                                                 YEAR ENDED DECEMBER 31, 2009
                                               --------------------------------------------------------------
                                                                                  WEIGHTED
                                                                                  AVERAGE
                                                                  WEIGHTED        REMAINING
                                                                   AVERAGE       CONTRACTUAL        AGGREGATE
                                                NUMBER OF         EXERCISE         TERM (IN         INTRINSIC
                                                 OPTIONS            PRICE           YEARS)            VALUE
                                               -----------       -----------      -----------      -----------

Outstanding - beginning of year                  2,507,058       $      2.23
Granted                                            603,000       $      0.94
Exercised                                          (52,404)      $      0.70
Forfeited                                         (235,145)      $      2.93
                                               -----------       -----------

Outstanding - end of year                        2,822,509       $      1.92             5.29      $     1,801
                                               ===========       ===========      ===========      ===========

Vested and expected to vest - end of year        2,118,316       $      2.18             5.10      $     1,229
                                               ===========       ===========      ===========      ===========

Options exercisable - end of year                1,096,757       $      3.09             4.56      $       416
                                               ===========       ===========      ===========      ===========

          The weighted average fair values of the options granted during 2009,
          2008 and 2007, were $ 0.81, $ 0.36 and $ 3.32, respectively.

          The total intrinsic value of options exercised for the year ended
          December 31, 2009 was $50.

          The total unrecognized compensation cost related to non vested options as of December 31, 2009 is $ 1.1 million, and the weighted average period over which the cost is expected to be realized is 2.1 years.

                                     F - 27

                                                    VOCALTEC COMMUNICATIONS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

NOTE 10:- SHAREHOLDERS' EQUITY (CONT.)

          The following table summarizes information about options outstanding and exercisable at December 31, 2009:

                              OPTIONS OUTSTANDING                   OPTIONS EXERCISABLE
                    ---------------------------------------      ------------------------
                                    WEIGHTED-
                     AMOUNT          AVERAGE       WEIGHTED       AMOUNT         WEIGHTED
                 OUTSTANDING AT     REMAINING      AVERAGE     OUTSTANDING AT    AVERAGE
   RANGE OF         DECEMBER 31,   CONTRACTUAL     EXERCISE     DECEMBER 31,     EXERCISE
EXERCISE PRICES       2009            LIFE          PRICES         2009          PRICES
---------------     ---------      ---------                     ---------
                                    (YEARS)

 $ 0.00-0.50        1,038,560           5.80      $    0.35        202,050      $    0.43
 $ 0.51-1.00          614,591           5.40      $    0.92        221,806      $    0.89
 $ 1.01-3.00          459,880           6.03      $    2.49         92,550      $    2.97
 $ 3.01-5.00          457,064           4.13      $    3.52        360,767      $    3.57
 $ 5.01-20.00         245,350           3.77      $    6.03        212,520      $    6.05
$ 20.01-224.25          7,064           2.56      $   36.71          7,064      $   36.71
                    ---------                                    ---------

                    2,822,509           5.29      $    1.92      1,096,757      $    3.09
                    =========      =========      =========      =========      =========

NOTE 11:- DERIVATIVE FINANCIAL INSTRUMENTS

     As of December 31, 2008, the Company had forward exchange contracts for the acquisition of approximately NIS 15,150 thousand, in consideration for $
     3,900, that matured during 2009 and the beginning of 2010. The fair value of these contracts as of December 31, 2009 and 2008 was $ 0 and $ 76, respectively. The purpose of the contracts was to hedge the NIS expenses during 2009 (mainly salary), by signing contracts to buy NIS amounts in previously determined exchange rates, and by that obtaining fixed expenses in US$. The hedged amount was determined according to estimated salary and other related NIS expenses in 2009.

     The activity related to the changes in net unrealized (losses) gains on cash flow hedges is as follows:

                                                                               YEAR ENDED DECEMBER 31,
                                                                            ---------------------------
                                                                               2009             2008
                                                                            ----------       ----------

Net unrealized losses on cash flow hedges as of beginning balance           $       76       $       18
Realized losses reclassified into earnings (effective portion)                     (76)              58
                                                                            ----------       ----------
Net unrealized gains (losses) on cash flow hedges as of ending balance      $        -       $       76
                                                                            ==========       ==========

                                     F - 28

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
     Information".

                                                                  YEAR ENDED DECEMBER 31,
                                                        ------------------------------------------
                                                           2009            2008            2007
                                                        ----------      ----------      ----------

Sales classified by geographic areas based on end-
  customer location:
  Russia                                                $    1,557      $    3,140      $    1,635
  Germany                                                      926             948           1,314
  Italy                                                        314             650             884
  Iceland                                                       59              93             155
  Europe - other                                                86              73             643
  Americas (principally United States)                         327             362             351
  Asia                                                         231             162             124
  Israel                                                       472             388             145
  Africa and Middle East                                     2,435             298             503
                                                        ----------      ----------      ----------

                                                        $    6,407      $    6,114      $    5,754
                                                        ==========      ==========      ==========

                                                        YEAR ENDED DECEMBER 31,
                                                 ------------------------------------
                                                   2009          2008          2007
                                                 --------      --------      --------
                                                                   %
                                                 ------------------------------------

Sales to a single customer exceeding 10%:*)
  Customer A                                           14            15            22
  Customer B                                         *) -            26            12
  Customer C                                         *) -          *) -            10
  Customer D                                         *) -            14             -
  Customer E                                           10             -             -
  Customer F                                           35             -             -

     *)   Less than 10%.

     Total revenues from external customers on the basis of the Company's product lines are as follows:

                                   YEAR ENDED DECEMBER 31,
                         ------------------------------------------
                            2009            2008            2007
                         ----------      ----------      ----------

The Essentra family      $    6,407      $    5,731      $    4,482
Tdgate                            -             203             769
Hunt                              -             180             192
Proxi                             -               -             100
Tas                               -               -             179
Core (software)                   -               -              32
                         ----------      ----------      ----------

                         $    6,407      $    6,114      $    5,754
                         ==========      ==========      ==========

                                     F - 29

                                                    VOCALTEC COMMUNICATIONS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

NOTE 13:- RESEARCH AND DEVELOPMENT, NET

                                                 YEAR ENDED DECEMBER 31,
                                       ------------------------------------------
                                          2009            2008            2007
                                       ----------      ----------      ----------

Research and development expenses      $    2,417      $    4,231      $    5,340
Less- participations from:
  OCS                                         361              77             773
                                       ----------      ----------      ----------

                                       $    2,056      $    4,154      $    4,567
                                       ==========      ==========      ==========

NOTE 14:- FINANCIAL INCOME, NET

                                                                              YEAR ENDED DECEMBER 31,
                                                                    -------------------------------------------
                                                                       2009            2008             2007
                                                                    ----------      ----------       ----------

Financial income :
  Interest on cash and cash equivalents, net of bank fees           $       82      $      114       $      321
  Foreign currency translation adjustments, net                             50             (24)             (91)
                                                                    ----------      ----------       ----------

                                                                    $      132      $       90       $      230
                                                                    ==========      ==========       ==========

NOTE 15:- TAXES ON INCOME

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

          In accordance with paragraph 9(f) of SFAS No. 109, as codified in ASC
          740, the Company has not provided deferred income taxes on the above differences resulting from changes in exchange rates and indexing for tax purposes.

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

                                     F - 30

                                                    VOCALTEC COMMUNICATIONS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

NOTE 15:- TAXES ON INCOME (CONT.)

          The period of tax benefits detailed above, except the full tax exemption period, is subject to a limit of 12 years from the commencement of production, or 14 years from the approval date, whichever is earlier. The entitlement to the above benefits is conditional upon VocalTec Ltd. and Tdsoft Ltd. fulfilling the conditions stipulated by the above law, regulations published there-under and the letters of approval for the specific investments in "Approved Enterprises". In the event of failure to comply with these conditions, the benefits may be cancelled and VocalTec Ltd. and
          Tdsoft Ltd. may be required to refund the amount of the benefits, in whole or in part, including interest. As of December 31, 2009, management believes that VocalTec Ltd. and Tdsoft Ltd. are meeting all of the aforementioned conditions.

          Any tax-exempt income attributable to the "Approved Enterprise" can be distributed to shareholders without subjecting the distributing company to taxes only upon the complete liquidation of the company. If these retained tax-exempt profits are distributed in a manner other than in the complete liquidation of the company, they would be taxed at the corporate tax rate applicable to such profits as if the company had not elected the alternative track of benefits, currently 25% for an "Approved Enterprise". As of December 31, 2009, the accumulated deficit of each company does not include tax-exempt profits earned by their "Approved Enterprise".

          Income from sources other than the "Approved Enterprise" during the benefit period will be subject to tax at the regular corporate tax rate of 26%.

          Taxable income of Israeli companies is subject to tax at the rate of
          26% in 2009, 25% in 2010, 24% in 2011, 23% in 2012, 22% in 2013, 21%
          in 2014, 20% in 2015 and 18% in 2016 and thereafter.

     d.   VocalTec Ltd. received final tax assessment for the tax years up to
          2004. Tdsoft Ltd. received final tax assessment for the tax years up to 2004. VocalTec Inc. received final tax assessment for the tax years up to 2003. Tdsoft Inc. received final tax assessment for the tax years up to 2005.

     e.   VocalTec Ltd. and Tdsoft Ltd. have net operating loss carryforwards for tax purposes of approximately $ 141,000 and $ 51,000 as of
          December 31, 2009, respectively, which may be carried forward indefinitely. VocalTec Communications Inc. and Tdsoft Communications,
          Inc., which are subject to U.S. income taxes, have a loss for tax purposes of approximately $ 9,000 as of December 31, 2009. These losses can be carried forward until 2025. A valuation allowance was recorded for the entire deferred tax asset in respect of the carryforward losses, due to the uncertainty regarding future realization. Management currently believes that since the Company has a history of losses it is more likely than not that the deferred tax regarding the loss carryforward will not be realized in the foreseeable future.

          Utilization of U.S. net operating losses may be subject to substantial annual limitations due to the "change in ownership" provisions of the
          Internal Revenue code of 1986 and similar state provisions. The annual limitation may result in the expiration of net operating losses before utilization.

                                     F - 31

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
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

NOTE 15:- TAXES ON INCOME (CONT.)

     f.   Taxes on income are comprised as follows:

                                        YEAR ENDED DECEMBER 31,
                              -------------------------------------------
                                 2009             2008            2007
                              ----------       ----------      ----------

Current taxes - domestic      $     (590)      $       69      $       37
                              ==========       ==========      ==========

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

                                                               DECEMBER 31
                                                       ---------------------------
                                                          2009             2008
                                                       ----------       ----------

Deferred tax asset:
  Reserves and allowances                              $      118       $      277
  Net operating losses carryforward                        34,575           48,357
                                                       ----------       ----------

Net deferred tax asset before valuation allowance          34,693           48,634
Valuation allowance                                       (34,693)         (48,634)
                                                       ----------       ----------

Net deferred tax asset                                 $        -       $        -
                                                       ==========       ==========

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

     h.   Income (loss) before income taxes is comprised as follows:

                       YEAR ENDED DECEMBER 31,
             --------------------------------------------
                2009             2008             2007
             ----------       ----------       ----------

Israel       $   (3,056)      $    3,811       $  (13,531)
Foreign              11              (34)            (611)
             ----------       ----------       ----------

             $   (3,045)      $    3,777       $  (14,142)
             ==========       ==========       ==========

                                     F - 32

                                                    VOCALTEC COMMUNICATIONS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

NOTE 15:- TAXES ON INCOME (CONT)

     i.   A reconciliation of the beginning and ending balances of the total amounts of gross tax benefits is as follows:

Gross unrecognized tax benefits of January 1, 2008                         $      1,235

Changes in unrecognized tax benefits as a result of
  tax positions taken during 2008                                                   110
Reductions to unrecognized tax benefits as a result of a lapse of the
  applicable statute of limitations                                                 (76)
                                                                           ------------

Gross unrecognized tax benefits at December 31, 2008                              1,269

Changes in unrecognized tax benefits as a result of tax
  positions taken during 2009                                                        33
Reductions to unrecognized tax benefits as a result of a lapse of the
  applicable statute of limitations                                                (643)
                                                                           ------------

Gross unrecognized tax benefits at December 31, 2009                       $        659
                                                                           ============

          The total gross unrecognized tax benefits at December 31, 2009 is net of $ 80 penalties and interest accrued. The total amount including interest and penalties is $ 739.

                                     F - 33

ITEM 19. EXHIBITS

     1.   Form of an amendment to the Amended and Restated Articles of
          Association (which were previously filed with the SEC on June 20, 2007 as Exhibit 1 to the Company's Annual Report on Form 20-F for the year ended December 31, 2006 and incorporated herein by reference).

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
          20-F for the year ended December 31, 2007 and incorporated herein by reference.

               (g) Patent Purchase Agreement dated December 5, 2008 by and between the Company and Masinolli Fund, L.L.C., filed with the SEC on
          June 4, 2009 as Exhibit 4.1(g) to the Company's Annual Report on Form
          20-F for the year ended December 31, 2008 and incorporated herein by reference.

               (h) Stock Repurchase Agreement dated March 2, 2009 by and between the Company and Cisco Systems International B.V., filed with the SEC on June 4, 2009 as Exhibit 4.1(h) to the Company's Annual Report on
          Form 20-F for the year ended December 31, 2008 and incorporated herein by reference.

               (i) Form of Asset Purchase Agreement by and between the Company and Outsmart Ltd., dated December 9, 2009.

               (j) Summery of lease agreement between the Company and Ayalot
          Property Investments (Natanya) Ltd., dated March 15, 2010.

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
          20-F for the year ended December 31, 2006 and incorporated herein by reference.

               (c) Standards of Business Conduct for our directors, officers and employees, filed with the SEC on June 4, 2009 as Exhibit 11(c) to the
          Company's Annual Report on Form 20-F for the year ended December 31,
          2008 and incorporated herein by reference.

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

                                       69

                                   SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

By: /s/ Ido Gur
------------------------
Ido Gur
Chief Executive Officer

Date: May 12, 2010