Form 20-F
period 2010-12-31
VOCALTEC COMMUNICATIONS LTD
filed 2011-04-27
CIK 1005699

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 20-F
(MARK ONE)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT 0F 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2010
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring shell company report
For transition period from                      to
Commission file number: 000-27648
VOCALTEC COMMUNICATIONS LTD.
(Exact name or Registrant as specified in this charter and translation into English)
STATE OF ISRAEL
(Jurisdiction of incorporation or organization)
12 BENNY GAON STREET, BUILDING 2B
POLEG INDUSTRIAL AREA, NETANYA, ISRAEL 42504
(Address of principal executive offices)
Peter Russo — (561) 771-2255 — IR@VocalTec.com
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)
Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
Ordinary Shares, no par value per share	The NASDAQ Global Market

Securities registered or to be registered pursuant to Section 12(g) of the Act.
None
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2010
11,473,063 ORDINARY SHARES, EXCLUDING 3,240 TREASURY SHARES, NO PAR VALUE
(Title of Class)
Indicate by check mark whether the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes ☐      No ☑
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
Yes ☐      No ☑
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past ninety (90) days.
Yes ☑     No ☐
Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
Yes ☐     No ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.

Large Accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☑
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☑	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐
If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.
Item 17 ☐      Item 18 ☐
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes ☐      No ☑

PRELIMINARY NOTE
THIS ANNUAL REPORT CONTAINS HISTORICAL INFORMATION AND FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 WITH RESPECT TO THE BUSINESS, FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF VOCALTEC. THE WORDS “ANTICIPATE,” “BELIEVE,” “ESTIMATE,” “EXPECT,” “INTEND,” “MAY,” “PLAN,” “PROJECT” AND “SHOULD” AND SIMILAR EXPRESSIONS, AS THEY RELATE TO VOCALTEC OR ITS MANAGEMENT, ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS. SUCH STATEMENTS REFLECT THE CURRENT VIEWS AND ASSUMPTIONS OF VOCALTEC WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES. MANY FACTORS COULD CAUSE THE ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENTS OF VOCALTEC TO BE MATERIALLY DIFFERENT FROM ANY FUTURE RESULTS, PERFORMANCE OR ACHIEVEMENTS THAT MAY BE EXPRESSED OR IMPLIED BY SUCH FORWARD-LOOKING STATEMENTS, BOTH REFERENCED AND NOT REFERENCED IN THIS ANNUAL REPORT. SUCH FACTORS INCLUDE, BUT ARE NOT LIMITED TO: THE COMPETTION WE FACE; OUR RELIANCE ON THE MAGICJACK PRODUCT AND RELATED SOFTWARE LICENSE FOR A SUBSTANTIAL PORTION OF OUR REVENUES; OUR ABILITY TO ATTRACT NEW CUSTOMERS AND RETAIN CURENT CUSTOMERS; OUR ABILITY TO OBTAIN ENOUGH PHONE NUMBERS TO MEET OUR CUSTOMERS’ DEMANDS; OUR ABILITY TO SUCCESSFULLY PROTECT OUR PROPRIETARY RIGHTS OR DEFEND OURSELVES AGAINST CLAIMS OF INFRINGEMENT; OUR ABILITY TO DEVELOP AND DEPLOY NEW PRODUCTS; ABILITY TO COMPLY WITH DOMESTIC AND INTERNATIONAL REGULATIONS AND STANDARDS; THE ABILITY TO ANTICIPATE DEMAND FOR OUR PRODUCTS; DIFFERENCES BETWEEN OUR SERVICES AND TRADITIONAL PHONE SERVICES, INCLUDING 911 SERVICE; OUR ABILITY TO ADAPT TO RAPID CHANGES IN THE MARKET FOR VOICE SERVICES; OUR DEPENDENCE ON KEY SWITCHING ELEMENTS FROM COMPETITORS; UNCERTAINTIES RELATING TO REGULATION OF VoIP SERVICES; SERVER OR SYSTEM FAILURES THAT COULD AFFECT THE QUALITY OR DISRUPT THE SERVICES WE PROVIDE AND OUR ABILITY TO MAINTAIN DATA SECURITY. THESE RISKS ARE MORE FULLY DESCRIBED UNDER “ITEM 3.D — KEY INFORMATION — RISK FACTORS” OF THIS ANNUAL REPORT. SHOULD ONE OR MORE OF THESE RISKS OR UNCERTAINTIES MATERIALIZE, OR SHOULD UNDERLYING ASSUMPTIONS PROVE INCORRECT, ACTUAL RESULTS MAY VARY MATERIALLY FROM THOSE DESCRIBED HEREIN AS ANTICIPATED, BELIEVED, ESTIMATED, EXPECTED, INTENDED, PLANNED OR PROJECTED. VOCALTEC DOES NOT INTEND OR ASSUME ANY OBLIGATION TO UPDATE THESE FORWARD-LOOKING STATEMENTS. ANY FORWARD-LOOKING STATEMENTS IN THIS ANNUAL REPORT ARE MADE AS OF THE DATE HEREOF, AND WE UNDERTAKE NO OBLIGATION TO PUBLICLY UPDATE OR REVISE ANY FORWARD-LOOKING STATEMENTS, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE, EXCEPT AS REQUIRED BY LAW.
DEFINITIONS
In this annual report, unless the context otherwise requires:
•	references to “VocalTec,” “we,” “us” or “our” are to VocalTec Communications Ltd., a company organized under the laws of the State of Israel (the “Registrant”), and its wholly-owned subsidiaries;
•	references to “ordinary shares”, “our shares” and similar expressions refer to the Registrant’s Ordinary Shares, no par value;
•
references to “$” or “dollars” are to U.S. dollars and all references to “NIS” are to New Israeli Shekels. Except as otherwise indicated, financial statements of, and information regarding, VocalTec are presented in U.S. dollars;

•	references to the “Companies Law” are to Israel’s Companies Law, 5759-1999, as currently amended;
•	references to the “Exchange Act” are to the Securities Exchange Act of 1934, as amended;
•	references to “NASDAQ” are to the NASDAQ Stock Market; and
•	references to the “SEC” are to the United States Securities and Exchange Commission.

USE OF TRADE NAMES
VocalTec, MAGICJACK, MAGICJACK & Design, MAGICIN, MAGICOUT. Trademark applications for the MAGICJACK mark have been filed and are pending in certain foreign countries, including Canada, Mexico, Peru and El Salvador. Trademark applications for the MAGICJACK & Design mark are pending in Canada and Mexico. These trademarks are important to our business. Although we have omitted the “®” and “tm” trademark designations for such trademarks in this annual report, all rights to such trademarks are nevertheless reserved.

PART ONE.

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE
Not applicable.

ITEM 3. KEY INFORMATION
3.A. SELECTED FINANCIAL DATA
On July 16, 2010, VocalTec Communications Ltd., or the Company or VocalTec, acquired all of the issued and outstanding ordinary shares of YMax Corporation, a privately held Delaware corporation (“YMax”), and as consideration issued to the YMax shareholders ordinary shares of VocalTec, constituting, immediately following such issuance, approximately 90% of the issued and outstanding share capital of VocalTec (the “2010 business combination”). The acquisition of YMax’s shares occurred pursuant to an Agreement and Plan of Merger (the “Merger Agreement”) by and among VocalTec, YMax and VocalTec Merger Sub Inc., a Delaware corporation and wholly-owned subsidiary of VocalTec (“Merger Sub”) (the “Merger”). The 2010 business combination was accounted under U.S. GAAP as a reverse acquisition, and therefore we are presenting in this report the consolidated financial statements of YMax for the three years ended December 31, 2008, 2009 and 2010, which include the results of operations of VocalTec for the period from July 16, 2010 to December 31, 2010. Our consolidated financial statements are prepared in accordance with U.S. GAAP and are presented in U.S. dollars. Information as of December 31, 2010, 2009, 2008, 2007 and 2006 and for each of the years then ended is derived from our audited consolidated financial statements.
The information presented below is qualified by the more detailed consolidated financial statements set forth elsewhere in this report, and should be read in conjunction with those consolidated financial statements, the notes thereto and the discussion under “Operating and Financial Review and Prospects” included elsewhere in this report.

	Fiscal Year Ended
	December 31,	December 31,	December 31,	December 31,	December 31,
	2006	2007	2008	2009	2010
	(in thousands, except earnings per share)
Statement of Operations:
Operating revenues	$—	$375	$32,589	$116,812	$119,678
Cost of revenues (1)	—	3,880	27,434	63,109	57,173

Gross (loss) profit	—	(3,505)	5,155	53,703	62,505
Operating expenses (1)	4,165	9,682	54,632	78,398	64,798

Operating loss	(4,165)	(13,187)	(49,477)	(24,695)	(2,293)
Interest expense	—	(801)	(982)	(1,180)	(146)
Other income (expense), net (2)	6	36	(1,314)	3,898	618
(Loss) gain on extinguishment of debt	—	—	—	(563)	234

Loss before provision (benefit) for income taxes	(4,159)	(13,952)	(51,773)	(22,540)	(1,587)
Provision (benefit) for income taxes	—	—	63	(9)	(32)

Net loss	$(4,159)	$(13,952)	$(51,836)	$(22,531)	$(1,555)

Loss per ordinary share — Basic and Diluted
Basic and Diluted (3)	$(0.82)	$(2.31)	$(6.94)	$(2.63)	$(0.14)

Weighted average common shares outstanding
Basic and Diluted	5,097	6,039	7,499	8,800	10,790

Balance Sheet Data:
Total assets	$6,503	$15,227	$47,407	$77,009	$114,548
Property and equipment, net	$2,072	$2,133	$2,532	$2,034	$3,771
Goodwill and other identified intangibles, net	$98	$6,445	$15,466	$20,598	$39,579
Total debt, net of discount (4)	$8,446	$12,705	$10,695	$4,915	$—
Redeemable ordinary shares (5)	$—	$—	$5,193	$5,764	$8,373
Total capital deficit	$(2,794)	$(679)	$(33,924)	$(49,047)	$(121)

Other Data:
Depreciation of property and equipment	$—	$490	$1,010	$1,457	$1,708
Amortization of intangible assets	$—	$514	$699	$1,405	$1,238

(1)
Cost of revenue and operating expenses for fiscal year 2009 include a one-time bonus to employees and outside consultants for services rendered in 2009 of $2.6 million and $23.0 million, respectively. Refer to Note 16, “Accrued Bonuses,” in the Notes to our Consolidated Financial Statements included in Item 18 herein for further details.

(2)
Other (expense) income, net includes realized gains (losses) on marketable securities, interest and dividend income and investment advisory fees. Other income for fiscal years 2006 and 2007 represents dividend and interest income. Other expense in fiscal year 2008 was primarily related to $1.4 million in realized losses on marketable securities, partially offset by interest and dividend income of $0.1 million. Other income in fiscal year 2009 was primarily related to $4.3 million in realized gains on marketable securities and dividend and interest income of $0.7 million, partially offset by a $1.1 million investment advisory fee. Other income in fiscal year 2010 was primarily related to $1.3 million in interest and dividend income, partially offset by $0.7 million in realized losses on marketable securities.

(3)	Due to the net losses for all years presented, basic and diluted loss per common share was the same, as the effect of potentially dilutive securities was anti-dilutive.

(4)	Includes current maturities of long-term debt. Refer to Note 11, “Debt,” in the Notes to our Consolidated Financial Statements included in Item 18 herein for further details.

(5)
In August 2008, we entered into a stock purchase agreement with an unaffiliated multinational entertainment products and services retailer, whereby this retailer purchased 333,333 shares of ordinary shares for $5.0 million. The amounts as of December 31, 2008, 2009 and 2010 represent the estimated redemption value of the ordinary shares held by the aforementioned retailer, which included the greater of (i) the original investment plus 11% accreted dividend per annum, or (ii) the fair market value per ordinary share of the Company at that date. Refer to Note 13, “Redeemable Ordinary Shares,” in the Notes to our Consolidated Financial Statements included in Item 18 herein for further details.

3.B. CAPITALIZATION AND INDEBTEDNESS
Not applicable.
3.C. REASONS FOR THE OFFER AND USE OF PROCEEDS
Not applicable.
3.D. RISK FACTORS
Many factors and uncertainties could have an effect on our financial condition, cash flow, results of operations or future performance. We are subject to various risks resulting from changing economic, political, industry, business and financial conditions. The material risk factors affecting our operations are described below.
RISKS RELATED TO OUR BUSINESS
The market in which we participate is highly competitive and if we do not compete effectively, our operating results may be harmed by loss of market share and revenues.
The telecommunications industry is highly competitive. We face intense competition from traditional telephone companies, wireless companies, cable companies and alternative voice communication providers.
The principal competitors for our products and services include the traditional telephone service providers, such as AT&T, Inc., Qwest Communications International Inc. and Verizon Communications Inc., which provide telephone service using the public switched telephone network. Certain of these traditional providers have also added, or are planning to add, broadband telephone service services to their existing telephone and broadband offerings. We also face, or expect to face, competition from cable companies, such as Cablevision Systems Corp., Charter Communications, Inc., Comcast Corporation, Cox Communications, Inc. and Time Warner Cable (a division of Time Warner Inc.), which have added or are planning to add broadband telephone service services to their existing cable television, voice and broadband offerings. Further, wireless providers, including AT&T Mobility, Sprint Nextel Corporation, T-Mobile USA Inc., Verizon Wireless and Clearwire, offer services that some customers may prefer over wireline service. In the future, as wireless companies offer more minutes at lower prices, their services may become more attractive to customers as a replacement for wireline service.
We also compete against established alternative voice communication providers, such as Vonage, Skype and Google Voice, and face competition from other large, well-capitalized Internet companies, such as America Online, Inc., Microsoft Corporation and Yahoo! Inc., which have recently launched or plan to launch broadband telephone service. In addition, we compete with independent broadband telephone service providers.

We expect our combined business to rely on the magicJack® products, together with an accompanying communications software license, for a substantial portion of our revenue. If we are unable to introduce new products or services, our ability to generate significant future revenue may be limited, and our business will be harmed.
We anticipate that sales of the magicJack® product line and revenue derived from such sales and from the software license that accompanies these products, will constitute a substantial portion of net revenues during fiscal year 2011. Any material decrease in the overall level of sales of the magicJack® product line whether as a result of competition, change in consumer demand, or any other factors, would have a material adverse effect on our business, financial condition and results of operations. We do not know whether we will successfully develop sales of our other products and services which will ever reach the current and expected sales levels of the magicJack® product line. Our inability to successfully commercialize these additional products and services could have a material adverse effect on our efforts to diversify our product offerings and revenues and ultimately on our business, financial condition and results of operations.
We may face difficulty in attracting new customers, and if we fail to attract new customers, our business and results of operations may suffer.
Most traditional wireline and wireless telephone service providers and cable companies are substantially larger and better capitalized than we are and have the advantage of a large existing customer base. Because most of our target customers are already purchasing communications services from one or more of these providers, our success is dependent upon our ability to attract target customers away from their existing providers. In addition, these competitors could focus their substantial financial resources to develop competing technology that may be more attractive to potential customers than what we offer. Our competitors’ financial resources may allow them to offer services at prices below cost or even for free in order to maintain and gain market share or otherwise improve their competitive positions.
Our competitors also could use their greater financial resources to offer broadband telephone service with more attractive service packages that include on-site installation and more robust customer service. In addition, because of the other services that our competitors provide, they may choose to offer broadband telephone service as part of a bundle that includes other products, such as video, high speed Internet access and wireless telephone service, which we do not offer. This bundle may enable our competitors to offer broadband telephone service at prices with which we may not be able to compete or to offer functionality that integrates broadband telephone service with their other offerings, both of which may be more desirable to consumers. Any of these competitive factors could make it more difficult for us to attract and retain customers to our products, cause us to lower our prices in order to compete and reduce our market share and revenues.
We may be unable to obtain enough phone numbers in desirable area codes to meet demand, which may adversely affect our ability to attract new customers and our results of operations.
Our operations are subject to varying degrees of federal and state regulation. We currently allow customers to select the area code for their desired phone number from a list of available area codes in cities throughout much of the United States. This selection may become limited if we are unable to obtain phone numbers, or a sufficient quantity of phone numbers, including certain area codes, due to exhaustion and consequent shortages of numbers in those area codes, restrictions imposed by federal or state regulatory agencies, or a lack of telephone numbers made available to us by third parties. If we are unable to provide our customers with a nationwide selection of phone numbers, or any phone numbers at all, in all geographical areas and are unable to obtain telephone numbers from another alternative source, or are required to incur significant new costs in connection with obtaining such phone numbers, our relationships with current and future customers may be damaged, causing a shortfall in expected revenue, increased customer attrition, and inability to attract new customers. As a result, our business, results of operations and financial condition could be materially and adversely affected.
We may be unsuccessful in protecting our proprietary rights or may have to defend ourselves against claims of infringement, which could impair or significantly affect our business
Our means of protecting our proprietary rights may not be adequate and our competitors may independently develop technology that is similar to ours. Legal protections afford only limited protection for our technology. The laws of many countries do not protect our proprietary rights to as great an extent as do the laws of the United States. Despite our efforts to protect our proprietary rights, unauthorized parties have in the past attempted, and may in the future attempt, to copy aspects of our products or to obtain and use information that we regard as proprietary. Third parties may also design around our proprietary rights, which may render our protected products less valuable, if the design around is favorably received in the marketplace. In addition, if any of our products or the technology underlying our products is covered by third-party patents or other intellectual property rights, we could be subject to various legal actions.
We cannot assure you that our products do not infringe patents held by others or that they will not in the future. Both VocalTec and YMax have received in the past communications from third parties relating to technologies used in their products (including, with respect to YMax, the magicJack®) that have alleged violation of other intellectual property rights. In response to these communications, we have contacted these third parties to convey our good faith belief that we do not violate those parties’ rights.
We cannot assure you that we will not receive further correspondence from these parties, or not be subject to additional allegations of infringement from others. Litigation may be necessary to enforce our intellectual property rights, to protect our trade secrets, to determine the validity and scope of the proprietary rights of others, or to defend against claims of infringement or invalidity, misappropriation, or other claims. Any such litigation could result in substantial costs and diversion of our resources. Moreover, any settlement of or adverse judgment resulting from such litigation could require us to obtain a license to continue to use the technology that is the subject of the claim, or otherwise restrict or prohibit our use of the technology. Refer to discussion on intellectual property litigation in Item 8.A., Legal Proceedings, for further information. Any required licenses may not be available to us on acceptable terms, if at all. If we attempt to design around the technology at issue or to find another provider of suitable alternative technology to permit us to continue offering applicable software or product solutions, our continued supply of software or product solutions could be disrupted or our introduction of new or enhanced software or products could be significantly delayed.

We may experience delays in the deployment of new products. If we are not successful in the continued development, introduction or timely manufacture of new products, demand for our products could decrease.
The development of the magicJack® resulted from our ability to anticipate changes in technology, industry standards and service provider service offerings, and to develop and introduce new and enhanced products and services to meet customer demand. While we have several new products currently in development or beta versions, including magicJack® Plus, and magicJack® app, among others, our continued ability to adapt to such changes will be a significant factor in maintaining or improving our competitive position and our prospects for growth. Factors resulting in delays in product development include:
•	rapid technological changes in the broadband communications industry;
•	federal, state and local regulations governing our products and services;
•	relationships with manufacturers, other carriers and service providers; and
•	the availability of third party technology for the development of new products.
There can be no assurance that we will successfully introduce new products on a timely basis or achieve sales of new products in the future. In addition, there can be no assurance that we will have the financial and product design resources necessary to continue to successfully develop new products or to otherwise successfully respond to changing technology standards and service provider service offerings. If we fail to deploy new products on a timely basis, then our product sales will decrease, our quarterly operating results could fluctuate, and our competitive position and financial condition would be materially and adversely affected.
In addition, our pursuit of necessary technology may require substantial time and expense. We may need to license new technologies to respond to technological change. These licenses may not be available to us on terms that we can accept or may materially change the gross profits that we are able to obtain on our products. We may not succeed in adapting our products to new technologies as they emerge. Development and manufacturing schedules for technology products are difficult to predict, and there can be no assurance that we will achieve timely initial customer shipments of new products. The timely availability of these products in volume and their acceptance by customers are important to our future success. Any future delays, whether due to product development delays, manufacturing delays, lack of market acceptance, delays in regulatory approval, or otherwise, could have a material adverse effect on our results of operations.
Our products must comply with various international and domestic regulations and standards.
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
If we do not correctly anticipate demand for our products, we may not be able to secure sufficient quantities or cost-effective production of our products or we could have costly excess production or inventories.
We have generally been able to increase production to meet our increasing demand. However, the demand for our products depends on many factors and is difficult to forecast. We expect that it will become more difficult to forecast demand as we introduce and support multiple products, as competition in the market for our products intensifies and as the markets for some of our products mature to the mass market category. Significant unanticipated fluctuations in demand could cause problems in our operations, such as:
•
If demand increases beyond what we forecast, we would have to rapidly increase production. We would depend on suppliers to provide additional volumes of components, and those suppliers might not be able to increase production rapidly enough to meet unexpected demand.

•
Rapid increases in production levels to meet unanticipated demand could result in higher costs for manufacturing and supply of components and other expenses. These higher costs could lower our profit margins. Further, if production is increased rapidly, manufacturing quality could decline, which may also lower our margins and reduce customer satisfaction.

•
If forecasted demand does not develop, we could have excess production resulting in higher inventories of finished products and components, which would use cash and could lead to write-offs of some or all of the excess inventories. Lower than forecasted demand could also result in excess manufacturing capacity or reduced manufacturing efficiencies at our facilities, which could result in lower margins.

Certain aspects of our service materially differ from services offered by traditional telephone service providers, which may limit the acceptance of our services by mainstream consumers and our potential for growth.
Certain aspects of our service are not the same as traditional telephone service, which may limit the acceptance of our services by mainstream consumers and our potential for growth. Our growth is dependent on the adoption of our services by mainstream customers, and so these differences are becoming increasingly important. For example:
•	our E-911 and emergency calling services differ, in significant respects, from the 911 service associated with traditional wireline and wireless telephone providers;
•	our customers may at times experience lower call quality than they are used to from traditional wireline telephone companies, including static, echoes and delays in transmissions;
•	our customers may at times experience higher dropped-call rates than they are used to from traditional wireline telephone companies;
•
customers who obtain new phone numbers from us do not appear in the phone book and their phone numbers are not available through directory assistance services offered by traditional telephone companies;

•	our customers cannot accept collect calls;
•	our customers cannot reach certain telephone numbers; and
•	in the event of a power loss or Internet access interruption experienced by a customer, our service may be interrupted.
If customers do not accept the differences between our service and traditional telephone service, they may choose to remain with their current telephone service provider or may choose to return to service provided by traditional telephone companies, and customer demand for services will decrease.
Our emergency and E-911 calling services are different from those offered by traditional wireline telephone companies and may expose us to significant liability.
While we do not believe we are today subject to regulatory requirements to provide such capability, we provide our customers with emergency calling services/E-911 calling services that significantly differ from the emergency calling services offered by traditional wireline telephone companies. Those differences may cause significant delays, or even failures, in callers’ receipt of the emergency assistance they need. Traditional wireline telephone companies route emergency calls over a dedicated infrastructure directly to an emergency services dispatcher at the public safety answering point, or PSAP, in the caller’s area. Generally, the dispatcher automatically receives the caller’s phone number and actual location information. The only location information that our E-911 service can transmit to a dispatcher at a PSAP is the information that our customers have registered with us. A customer’s registered location may be different from the customer’s actual location at the time of the call because customers can use their magicJack® device to make calls almost anywhere a broadband connection is available. Significant delays may occur in a customer updating its registered location information, and in applicable databases being updated and new routing implemented once a customer has provided new information. If our customers encounter delays when making emergency services calls and any inability to route emergency calls properly, or of the answering point to automatically recognize the caller’s location or telephone number, such delays can have devastating consequences. Customers may, in the future, attempt to hold us responsible for any loss, damage, personal injury or death suffered as a result.
Traditional phone companies also may be unable to provide the precise location or the caller’s telephone number when their customers place emergency calls. However, traditional phone companies are covered by federal legislation exempting them from liability for failures of emergency calling services, and we are not afforded such protection. In addition, we have lost, and may in the future lose, existing and prospective customers because of the limitations inherent in our emergency calling services. Additionally, service interruptions from our third-party providers could cause failures in our customers’ access to E-911 services. Finally, we may decide not to offer customers E-911 services at all. Any of these factors could cause us to lose revenues, incur greater expenses or cause our reputation or financial results to suffer.
We may decide to end our emergency and E-911 calling services in the future, which may affect our revenues and expose us to significant liability.
Although we currently make available emergency and E-911 services to users, we do not believe that we are required by regulations to do so. We may, in the future, decide to discontinue providing such services. Discontinuing such services may adversely affect customer demand, may result in the Company being fined by the Federal Communications Commission (the “FCC”) and may affect our revenues. In addition, customers who fail to reach emergency services may, in the future, attempt to hold us responsible for any loss, damage, personal injury or death suffered as a result.

If our services are not commercially accepted by our customers, our prospects for growth will suffer.
Our success in deriving a substantial amount of revenues from our broadband telephone service offering sold to consumers and businesses relies on the commercial acceptance of our offering from consumers and business. Although we are currently selling our services to a number of customers, we cannot be certain that future customers will find our services attractive. If customer demand for our services does not develop or develops more slowly than anticipated, it would have a material adverse effect on our business, results from operations and financial condition. In addition, we intend to derive a substantial amount of revenue from pay-per-click online advertisers and click-to-buy online retailers. Our success relies on the commercial acceptance of our offering from these advertisers and retailers. We are not currently selling our advertising and retailing services and we cannot be certain future online advertisers and retailers will find our services attractive. If demand for these services does not develop or develops more slowly than anticipated, it would have a material adverse effect on our business, results of operations and financial condition.
If we are unable to retain our existing customers, our revenue and results of operations would be adversely affected.
We offer services pursuant to a software license agreement that is generally one year in duration and allows our customers to gain access to our servers for telephone calls. Our customers have no obligation to renew their software license after their initial one-year period expires, and these software licenses may not be renewed on the same or on more profitable terms. As a result, our ability to grow depends in part on software license renewals. We may not be able to accurately predict future trends in customer renewals, and our customers’ renewal rates may decline or fluctuate because of several factors, including their satisfaction or dissatisfaction with our services, the prices of our services, the prices of comparable services offered by our competitors or reductions in our customers’ spending levels. If our customers do not renew their software licenses for our services, renew on less favorable terms, or do not purchase additional functionality or subscriptions, our revenue may grow more slowly than expected or decline, and our profitability and gross margins may be harmed.
The success of our business is dependent on cost-effective marketing and our growth may be affected by increased media advertising costs.
A major portion of our revenue growth is attributable to our media advertising, including television advertising and banner advertisements on websites. If advertising rates, which we do not control, are substantially increased by television stations or by other media and we are unable to utilize alternative advertising methods, such increases will have an adverse effect on our business, results from operations and financial condition. Additionally, if advertisers using web-based banner advertising targeted towards our softphone users do not achieve the results they desire or expect and cancel their advertising, our revenues and results of operations would be adversely affected.
Failure to establish and expand strategic alliances could prevent us from executing our business model and adversely affect our growth.
Our success depends on our ability to develop strategic relationships with leaders in the retail, telephony, online advertising and online retail industry segments. These relationships would enable us to expand our services and products to a larger number of customers; develop and deploy new services and products; enhance the magicJack® brand; and generate additional revenue. We may not be able to establish relationships with key participants in the telephony, retail, online advertising and online retail industry segments. Once we have established strategic relationships, we depend on our partner’s ability to generate increased acceptance and use of our services and products. To date, we have only established a limited number of strategic relationships, and these relationships are in the early stages of development. We have limited experience in establishing and maintaining strategic relationships with the retail, telephony, online advertising and online retailing industry participants. If we lose any of these strategic relationships or if we fail to establish additional relationships, or if strategic relationships fail to benefit us as expected, we may not be able to execute our business plan and our business will suffer.
The market for our services and products is characterized by rapidly changing technology and our success will depend on our ability to enhance our existing service and product offerings and to introduce new services and products on a timely and cost effective basis.
The market for our services and products is characterized by rapidly changing enabling technology, frequent enhancements and evolving industry standards. Our continued success depends on our ability to accurately anticipate the evolution of new products and technologies and to enhance our existing products and services. Historically, several factors have deterred consumers and businesses from using voice over broadband service, including security concerns, inconsistent quality of service, increasing broadband traffic and incompatible software products. If we are unable to address those concerns and foster greater consumer demand for our products and services, our business and results of operations will be adversely affected.

Our success also depends on our ability to develop and introduce innovative new services and products that gain market acceptance. We may not be successful in selecting, developing, manufacturing and marketing new products and services or enhancing existing products and services on a timely basis. We may experience difficulties with software development, industry standards, design or marketing that could delay or prevent our development, introduction or implementation of new services and enhancements. The introduction of new services by competitors, the emergence of new industry standards or the development of entirely new technologies to replace existing service offerings could render our existing or future services obsolete. If our services become obsolete due to wide-spread adoption of alternative connectivity technologies, our ability to generate revenue may be impaired. In addition, any new markets into which we attempt to sell our services, including new countries or regions, may not be receptive. If we are unable to successfully develop or acquire new services, enhance our existing services to anticipate and meet customer preferences or sell our services into new markets, our revenue and results of operations would be adversely affected.
Increases in credit card processing fees and high chargeback costs would increase our operating expenses and adversely affect our results of operations, and an adverse change in, or the termination of, our relationship with any major credit card company would have a severe, negative impact on our business.
A significant number of our customers purchase our products through our website and pay for our products and services using credit or debit cards. The major credit card companies or the issuing banks may increase the fees that they charge for transactions using their cards. An increase in those fees would require us to either increase the prices we charge for our products, or suffer a negative impact on our profitability, either of which could adversely affect our business, financial condition and results of operations.
We have potential liability for chargebacks associated with the transactions we process, or are processed on our behalf by merchants selling our products. If a customer returns his or her magicJack® at any time, or claims that our product was purchased fraudulently, the returned product is “charged back” to us or our bank, as applicable. If we or our sponsoring banks are unable to collect the chargeback from the merchant’s account, or, if the merchant refuses or is financially unable, due to bankruptcy or other reasons, to reimburse the merchant’s bank for the chargeback, we bear the loss for the amount of the refund paid.
We are vulnerable to credit fraud, as we sell our magicJack® product directly to customers through our website. Card fraud occurs when a customer uses a stolen card (or a stolen card number in a card-not-present-transaction) to purchase merchandise or services. In a traditional card-present transaction, if the merchant swipes the card, receives authorization for the transaction from the card issuing bank and verifies the signature on the back of the card against the paper receipt signed by the customer, the card issuing bank remains liable for any loss. In a fraudulent card-not-present transaction, even if the merchant or we receive authorization for the transaction, we or the merchant are liable for any loss arising from the transaction. Because sales made directly from our website are card-not-present transactions, we are more vulnerable to customer fraud. We are also subject to acts of consumer fraud by customers that purchase our products and services and subsequently claim that such purchases were not made.
In addition, as a result of high chargeback rates or other reasons beyond our control, the credit card companies or issuing bank may terminate their relationship with us, and there are no assurances that we will be able to enter into a new credit card processing agreement on similar terms, if at all. Upon a termination, if our credit card processor does not assist us in transitioning our business to another credit card processor, the negative impact on our liquidity likely would be significant. Any increases in our credit card fees could adversely affect our results of operations, particularly if we elect not to raise our service rates to offset the increase. The termination of our ability to process payments on any major credit or debit card, due to high chargebacks or otherwise, would significantly impair our ability to operate our business.
We have experienced rapid growth in recent periods. If we fail to manage our growth effectively, we may be unable to execute our business plan, maintain high levels of service or address competitive challenges adequately.
We sell a significant number of magicJack® units and significantly increased the number of customers using our products and services. These increases have placed, and our anticipated sales will continue to place, a significant strain on our resources. As a result of these sales, we may have to implement new operational and financial systems and procedures and controls, to expand, train and manage our employee base, and to maintain close coordination among our technical, marketing, support and finance staffs. We must also continue to attract, retain, and integrate personnel in all aspects of operations. To the extent we acquire new businesses, we must also assimilate new operations, technologies and personnel. We may be unable to manage our expenses effectively in the future, which may negatively impact our gross profit or operating expenses in any particular quarter.

Flaws in our technology and systems could cause delays or interruptions of service, damage our reputation, cause us to lose customers and limit our growth.
Our service may be disrupted by problems with our technology and systems, such as malfunctions in our software or other facilities and overloading of our servers. Our customers may experience interruptions in the future as a result of these types of problems. Interruptions may in the future cause us to lose customers, which could adversely affect our revenue and profitability. In addition, because our systems and our customers’ ability to use our services are Internet-dependent, our services may be subject to “hacker attacks” from the Internet, which could have a significant impact on our systems and services. If service interruptions adversely affect the perceived reliability of our service, we may have difficulty attracting and retaining customers and our brand reputation and growth may suffer.
Material defects or errors in the software we use to deliver our services could harm our reputation, result in significant costs to us and impair our ability to sell our services.
The software applications underlying our products and services, or the products and services sold by our subsidiaries, are inherently complex and may contain material defects or errors, particularly when first introduced or when new versions or enhancements are released. We have from time to time found defects in our services, and new errors in our existing services may be detected in the future. Any defects that cause interruptions to the availability of our services could result in:
•	a reduction in sales or delay in market acceptance of our services;
•	product returns, repairs, replacements or sales credits or refunds to our customers;
•	loss of existing customers and difficulty in attracting new customers;
•	uncollectible accounts receivable and delays in collecting accounts receivable;
•	legal actions by our customers or, with respect to VocalTec and Stratus Telecommunications, LLC (“Stratus”) products, by our customers’ end users;
•	loss of or delay in market acceptance of our products;
•	diversion of development resources;
•	harm to our reputation; and
•	increased insurance costs.
After the release of our services, defects or errors may also be identified from time to time by our internal team and by our customers. There can be no assurance that, despite testing, errors will not be found in our products after commencement of commercial deployment. The costs incurred in correcting any material defects or errors in our services may be substantial and could harm our operating results.
We may in the future incur costs associated with support services. Moreover, as our solutions grow in complexity, this risk may intensify over time and may result in increased expenses.
Customers may bundle, incorporate or connect our telecommunication hardware and software products into or to complex systems that contain errors or defects that may be unrelated to our products. As a result, when our customers encounter problems, it may be difficult to identify the product that caused the problem. In addition, such occurrences may result in undue delays or cancellations of the implementation of our customers’ bundled products and services. In such cases, our reputation could be harmed and our results of operations could be adversely affected, which could result in reduced revenues or increased expenses.
Our ability to provide our service is dependent upon third-party facilities and equipment, the failure of which could cause delays or interruptions of our service, damage our reputation, cause us to lose customers and limit our growth.
Our success depends on our ability to provide quality and reliable service, which is in part dependent upon the proper functioning of facilities and equipment owned and operated by third parties and is, therefore, beyond our control. Unlike traditional wireline telephone service or wireless service, our service requires our customers to have an operative broadband Internet connection and an electrical power supply, which are provided by the customer’s Internet service provider and electric utility company, respectively, and not by us. The quality of some broadband Internet connections in certain geographic areas may be too poor for customers to use our services properly. Our future growth could be limited if broadband connections are not, or do not, become widely available in markets that we target.
In addition, if there is any interruption to a customer’s broadband Internet service or electrical power supply, that customer will be unable to make or receive calls, including emergency calls, using our service. Our customers may experience such interruptions in the future. In addition, our E-911 service is currently and will remain dependent upon one or more third-party providers. Interruptions in service from these vendors could cause failures in our customers’ access to E-911 services. If service interruptions adversely affect the perceived reliability of our service, we may have difficulty attracting new customers and our brand, reputation and growth will be negatively impacted.

We depend on overseas manufacturers, and for certain products, third-party suppliers, and our reputation and results of operations would be harmed if these manufacturers or suppliers fail to meet our requirements.
The manufacture of the magicJack® product is conducted by a manufacturing company in China, and certain parts are produced in Taiwan and Hong Kong. These manufacturers supply substantially all of the raw materials and provide all facilities and labor required to manufacture our products. If these companies were to terminate their arrangements with us or fail to provide the required capacity and quality on a timely basis, either due to actions of the manufacturers; earthquake, fire, flood, or other natural disaster; or the actions of their respective governments, we would be unable to manufacture our products until replacement contract manufacturing services could be obtained. To qualify a new contract manufacturer, familiarize it with our products, quality standards and other requirements, and commence volume production is a costly and time-consuming process. We cannot assure you that we would be able to establish alternative manufacturing relationships on acceptable terms or in a timely manner that would not cause disruptions in our supply. Our reliance on these contract manufacturers involves certain risks, including the following:
•	lack of direct control over production capacity and delivery schedules;
•	lack of direct control over quality assurance, manufacturing yields and production costs;
•	risk of loss of inventory while in transit from China, Hong Kong or Taiwan;
•	the risk of currency fluctuation; and
•
risks associated with international commerce, including unexpected changes in legal and regulatory requirements, changes in tariffs and trade policies, risks associated with the protection of intellectual property, political and economic instability and natural disasters, such as earthquakes, typhoons or tsunamis.

Any interruption in the manufacture of our products would be likely to result in delays in shipment, lost sales and revenue and damage to our reputation in the market, all of which would harm our business and results of operations. In addition, while our contract obligations with our contract manufacturer in China is denominated in U.S. dollars, changes in currency exchange rates could impact our suppliers and increase our prices.
We rely on independent retailers to sell the magicJack®, and disruption to these channels would harm our business.
Because we sell a majority of our magicJack® products to independent retailers, we are subject to many risks, including risks related to their inventory levels and support for our products. In particular, our retailers maintain significant levels of our products in their inventories. If retailers attempt to reduce their levels of inventory or if they do not maintain sufficient levels to meet customer demand, our sales could be negatively impacted.
Many of our retailers also sell products offered by our competitors. If our competitors offer our retailers more favorable terms, those retailers may de-emphasize or decline to carry our products. In the future, we may not be able to retain or attract a sufficient number of qualified retailers. If we are unable to maintain successful relationships with retailers or to expand our distribution channels, our business will suffer.
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
Many factors out of our control could interfere with our ability to market, license, implement or support our products with any of our channels, which in turn could harm our business. These factors include, but are not limited to, a change in the business strategy of our channels, the introduction of competitive product offerings by other companies that are sold through one or more of our channels, potential contract defaults by one or more of our channels or changes in ownership or management of one or more of our channels. Some of our competitors may have stronger relationships with our channels than we do or offer more favorable terms with respect to their products, and we have limited control, if any, as to whether those channels implement our products rather than our competitors’ products or whether they devote resources to market and support our competitors’ products rather than our offerings. If we fail to maintain relationships with these channels, fail to develop new channels, fail to effectively manage, train, or provide incentives to existing channels or if these channels are not successful in their sales efforts, sales of our products may decrease and our operating results would suffer.

We may not be able to maintain adequate customer care during periods of growth or in connection with our addition of new and complex devices or features, which could adversely affect our ability to grow and cause our financial results to be negatively impacted.
We consider our customer care to be critically important to acquiring and retaining customers. Our customer care is provided by third parties located in India and the Philippines. This approach exposes us to the risk that we may not maintain service quality, control or effective management within these business operations. The increased elements of risk that arise from conducting certain operating processes in some jurisdictions could lead to an increase in reputational risk. Interruptions in our customer care caused by disruptions at our third-party facilities may cause us to lose customers, which could adversely affect our revenue and profitability. If our customer base expands rapidly, we may not be able to expand our outsourced customer care operations quickly enough to meet the needs of our customer base, and the quality of our customer care will suffer and our renewal rate may decrease. As we broaden our magicJack® offerings and our customers build increasingly complex home networking environments, we will face additional challenges in training our customer care staff. We could face a high turnover rate among our customer service providers. We intend to have our customer care provider hire and train customer care representatives in order to meet the needs of our growing customer base. If they are unable to hire, train and retain sufficient personnel to provide adequate customer care, we may experience slower growth, increased costs and higher levels of customer attrition, which would adversely affect our business and results of operations.
If we are unable to establish an effective process for local number portability provisioning, our growth may be negatively impacted.
We comply with requests for local number portability from our customers at the end of the 30-day trial period. Local number portability means that our customers can retain their existing telephone numbers when subscribing to our services, and would in turn allow former customers of ours to retain their telephone numbers should they subscribe to another carrier. For our customers, transferring a telephone number from a traditional landline to our service may take up to five (5) business days. By comparison, transferring wireless telephone numbers among wireless service providers generally takes several hours. New regulatory requirements that are not yet effective will require us to complete this process within one business day. If we are unable to develop the technology to expedite porting our customers’ numbers, demand for our services may be reduced, we may be subject to regulatory enforcement activity, and this will adversely affect our revenue and profitability.
Because much of our potential success and value lies in our use of internally developed hardware, systems and software, our failure to protect the intellectual property associated with them could negatively affect us. Additionally, other parties may have the right to use intellectual property important to our business.
Our ability to compete effectively is dependent in large part upon the maintenance and protection of systems and software that we have developed internally. While we have several pending patent applications for future service offerings, we cannot patent all of the technology that is important to our business. In addition, our pending patent applications may not be successful. We will rely on copyright, trademark and trade secret laws, as well as confidentiality procedures and licensing arrangements, to establish and protect our rights to this technology. It may be possible for a third party to copy or otherwise obtain and use this technology without authorization. Policing unauthorized use of this technology is difficult. The steps we take may not prevent misappropriation of the technology we rely on. Enforcement of our intellectual property rights also depends on our successful legal actions against these infringers, but these actions may not be successful, even when our rights have been infringed. In addition, effective protection may be unavailable or limited in some jurisdictions. We use certain intellectual property rights under licenses granted to us. Because we may not have the exclusive rights to use some of our intellectual property, other parties may be able to compete with us.
In addition, third parties may assert infringement, misappropriation, or breach of license claims against us from time to time. Such claims could cause us to incur substantial liabilities and to suspend or permanently cease the use of critical technologies or processes or the production or sale of major products. Litigation to enforce or defend our intellectual property rights could cause us to incur substantial costs and divert resources away from our daily business, which in turn could materially adversely affect our business and financial condition. A settlement of or adverse judgment resulting from such litigation could require us to obtain a license to continue to use the technology that is the subject of the claim, or otherwise restrict or prohibit our use of the technology. Any required licenses may not be available to us on acceptable terms, if at all. If we attempt to design around the technology at issue or to find another provider of suitable alternative technology to permit us to continue offering applicable software or product solutions, our continued supply of software or product solutions could be disrupted or our introduction of new or enhanced software or products could be significantly delayed.
The loss of key personnel or an inability to attract and retain additional personnel may impair our ability to grow our business.
We are highly dependent upon the continued service and performance of our senior management team and key technical and sales personnel, including our President and Chief Executive Officer and employees from the companies that we have recently acquired. The replacement of these individuals likely would involve significant time and costs, and the loss of these officers may significantly delay or prevent the achievement of our business objectives.

We face intense competition for qualified individuals from numerous technology, software, wireless telephone and traditional telephone service provider companies. If we are unable to attract new employees and retain our current employees, we may not be able to develop and maintain our services at the same levels as our competitors and we may, therefore, lose potential customers and sales penetration in certain markets. Our failure to attract and retain suitably qualified individuals could have an adverse effect on our ability to implement our business plan and, as a result, our ability to compete would decrease, our operating results would suffer and our revenues would decrease.
We may make acquisitions that prove unsuccessful or strain or divert our resources.
We intend to consider acquisitions of other companies in our industry that could complement our business, including the acquisition of entities that would expand our service offerings, increase our market share or offer access to other asset classes that we do not currently serve. We have limited experience in completing acquisitions of other businesses. If we do acquire other businesses, we may not be able to successfully integrate these businesses with our own and we may be unable to maintain our standards, controls and policies. We may fail in our attempt to integrate acquired companies and businesses in such a way that we can realize cross-selling opportunities and other synergies. Further, acquisitions may place additional constraints on our resources by diverting the attention of our management from our business operations. Through acquisitions, we may enter areas in which we have no or limited experience, and an acquisition may be unsuccessful in accomplishing the intended benefits of the transaction. Moreover, any acquisition may result in substantial transaction-related expenses, a potentially dilutive issuance of equity securities, the incurrence of debt or amortization of expenses and related intangible assets, all of which could have an adverse effect on our business and results of operations.
We may incur operating losses in the future, and we have incurred significant historical operating losses.
We had net losses of $1.6 million, $22.5 million and $51.8 million in 2010, 2009 and 2008, respectively. We expect to continue to incur significant operating and capital expenditures as we increase our sales and marketing activities to expand our customer base and increase our research and development activities as we develop enhanced technologies and features to improve our services, products and offerings, increase our general, administrative and operating functions to support our growing operations, and since some of our activities are in a market with typically long sale cycles (primarily mobile VoIP products). As a result, we will need to generate a significant amount of revenues to achieve and maintain profitability. These increased expenses could exceed any revenues we may generate. Our efforts to attract new customers and to provide our current communications applications and services to an increased number of customers may be more expensive than we currently anticipate. If we do not significantly increase revenues after investing in these efforts, our results from operations would be harmed. Even if we achieve profitability, we cannot assure you that we can sustain or increase profitability on a quarterly or annual basis in the future. Because of YMax’s limited operating history, the financial and operating costs relating to the integration of VocalTec and YMax, and the early stage of the market for some of our products and services, historical trends and expected performance are difficult to analyze. If revenues do not grow, or if operating expenses exceed our expectations or cannot be adjusted accordingly, our business, results of operations and financial condition will be adversely affected.
We have experienced, and may continue to experience, significant fluctuations in our quarterly results, which might make it difficult for investors to make reliable period-to-period comparisons and may contribute to volatility in the market price of our ordinary shares.
Our operating results have fluctuated and may continue to fluctuate from period to period for a number of reasons. Due to the past volatility of the market for wireless communications and telecommunication equipment, we cannot predict the impact on our revenues or results of operations that any deterioration in such market may have.
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

Our plans to expand our operations internationally are subject to increased risks which could harm our business, operating results, and financial condition.
We plan to expand our operations and market and sell our magicJack® products and related services internationally. There are risks inherent in doing business internationally, including:
•	evolving or more stringent telecommunication and broadband telephone service standards and requirements of obtaining required permits, licenses and certifications to conduct our business;
•	different or more stringent consumer protection, content, data protection, privacy and other laws;
•	import or export restrictions, tariffs and changes in trade regulations;
•	economic volatility and the global economic slowdown, currency exchange rate fluctuations and inflationary pressures;
•	profit repatriation restrictions and foreign currency exchange restrictions;
•	laws and business practices that favor local competitors or prohibit foreign ownership of certain businesses;
•	credit risk and higher levels of payment fraud;
•	longer payment cycles;
•	political or social instability; and
•	potentially adverse tax developments.
Any of these risks could have a material adverse effect on our ability to expand our business and harm our business, operating results and financial condition.
RISKS RELATED TO REGULATION IN THE UNITED STATES
Our business is highly dependent on regulation that continues to change.
Much of the Competitive Local Exchange Carrier (“CLEC”) services that we provide are subject to significant regulation and may be adversely affected by regulatory developments at the federal, state and local levels. We operate in all fifty states under complex and evolving state and local telecommunications and tax laws that vary from jurisdiction to jurisdiction. Although we believe that certain regulations do not currently apply to us, certain broadband telephone services have also been subjected to significant regulation and may be subjected to additional regulation in the future. Complying with new or clarified telecommunications, broadband telephone service, or tax regulations, and obtaining required permits, licenses or certifications in numerous jurisdictions, can be costly and disruptive to our business. If we fail to comply with applicable regulations, or if those regulations change or are clarified in a manner adverse to us, including in any of the ways described in these risk factors related to regulation, our business and operating results may suffer. Furthermore, new regulations, new laws or other factors may cause us to lose our ability to maintain certain certifications in various states, which could prevent us from providing telephone numbers to our customers. We may, instead, be required to purchase numbers from other CLEC’s, which would increase our expenses and would negatively impact our results. Moreover, there is no guarantee that we would be able to receive or purchase numbers from other CLEC’s. In such event, we would not have numbers to offer prospective customers, which would have a significant negative impact on our business.
If we cannot continue to obtain key switching elements from our primary competitors on acceptable terms, we may not be able to offer our local voice and data services on a profitable basis, if at all.
We will not be able to provide our local voice and data services on a profitable basis, if at all, unless we are able to obtain key switching elements from some of our primary competitors on acceptable terms. To offer local voice and data services in a market, we must connect our servers with other carriers in a specific market. This relationship is governed by an interconnection agreement or carrier service agreement between us and that carrier. We have such agreements with Verizon, AT&T, XO Communications Services and the Embarq network in a majority of our markets. If we are unable to continue these relationships, enter into new interconnection agreements or carrier service agreements with additional carriers to other markets or if these providers liquidate or file for bankruptcy, our business and profitability may suffer.
Regulatory initiatives may continue to reduce the maximum rates we are permitted to charge long distance service providers for completing calls by their customers to customers served by our servers.
The rates that we charge and are charged by service providers for terminating interstate calls by their customers to customers served by our servers, and for transferring calls by our customers onto other carriers, cannot exceed rates determined by regulatory authorities. Under the applicable FCC regulations, we were required to further reduce these rates to a baseline level that existed for providers as of June 2004. The FCC may further reduce these base rates to levels that are unprofitable to us. State regulatory authorities may, in the future, similarly reduce the baseline rates we charge for intrastate terminating calls. Such federal or state rate reductions, if enacted, could affect our revenues and results of operations.

Regulation of broadband telephone services are developing and therefore uncertain; and future legislative, regulatory or judicial actions could adversely impact our business and expose us to liability.
The current regulatory environment for broadband telephone services is developing and therefore uncertain. Although YMax, one of our wholly-owned subsidiaries, may be subject to certain regulation as a telecom service provider, it and our other subsidiaries have developed in an environment largely free from government regulation. However, the United States and other countries have begun to assert regulatory authority over broadband telephone service and are continuing to evaluate how broadband telephone service will be regulated in the future. Both the application of existing rules to us and our competitors and the effects of future regulatory developments are uncertain. Future legislative, judicial or other regulatory actions could have a negative effect on our business. If our VoIP telephony service or our other products and services become subject to the rules and regulations applicable to telecommunications providers, if current broadband telephone service rules are clarified and applied to us, or if additional rules and regulations applicable specifically to broadband telephone services are adopted, we may incur significant compliance costs, and we may have to restructure our service offerings, exit certain markets or start charging for our services at least to the extent of regulatory costs or requirements, any of which could cause our services to be less attractive to customers. We have, and may continue to, face difficulty collecting such charges from our customers, and collecting such charges may cause us to incur legal fees. We may be unsuccessful in collecting all of the regulatory fees owed to us. The imposition of any such additional regulatory fees, charges, taxes and regulations on VoIP communications services could materially increase our costs and may limit or eliminate our competitive pricing advantages. Refer to Item 8.A., Legal Proceedings, for further information on the FCC order issued April 8, 2011.
Regulatory and governmental agencies may determine that we should be subject to rules applicable to certain broadband telephone service providers or seek to impose new or increased fees, taxes, and administrative burdens on broadband telephone service providers. We also may change our product and service offerings in a manner that subjects them to greater regulation and taxation. Such obligations could include requirements that we contribute directly to federal or state Universal Service Funds. We may also be required to meet various disability access requirements, number portability obligations, and interception or wiretapping requirements, such as the Communications Assistance for Law Enforcement Act. The imposition of such regulatory obligations or the imposition of additional federal, state or local taxes on our services could increase our cost of doing business and limit our growth.
We offer our products and services in other counties, and therefore could also be subject to regulatory risks in each such foreign jurisdiction, including the risk that regulations in some jurisdictions will prohibit us from providing our services cost-effectively or at all, which could limit our growth. Currently, there are several countries where regulations prohibit us from offering service. In addition, because customers can use our services almost anywhere that a broadband Internet connection is available, including countries where providing broadband telephone service is illegal, the governments of those countries may attempt to assert jurisdiction over us. Violations of these laws and regulations could result in fines, criminal sanctions against us, our officers or our employees, and prohibitions on the conduct of our business. Any such violations could include prohibitions on our ability to offer our products and services in one or more countries, could delay or prevent potential acquisitions, expose us to significant liability and regulation and could also materially damage our reputation, our brand, our international expansion efforts, our ability to attract and retain employees, our business and our operating results. Our success depends, in part, on our ability to anticipate these risks and manage these difficulties.
The success of our business relies on customers’ continued and unimpeded access to broadband service. Providers of broadband services may be able to block our services or charge their customers more for also using our services, which could adversely affect our revenue and growth.
Our customers must have broadband access to the Internet in order to use our service. Providers of broadband access, some of whom are also competing providers of voice services, may take measures that affect their customers’ ability to use our service, such as degrading the quality of the data packets we transmit over their lines, giving those packets low priority, giving other packets higher priority than ours, blocking our packets entirely or attempting to charge their customers more for also using our services.
It is not clear whether suppliers of broadband Internet access have a legal obligation to allow their customers to access and use our service without interference. As a result of certain decisions by the U.S. Supreme Court and the FCC, providers of broadband services are subject to limited FCC regulation. In August 2008, however the FCC found that it had authority to order a major cable operator to cease using network management practices that interfered with its broadband service users’ ability to use certain types of applications. The cable operator sought judicial review of the FCC’s decision, and the court recently ruled that the FCC’s order lacked a sufficient statutory basis. The FCC is currently considering a proposal by the FCC Chairman to apply certain sections of Title II of the Communications Act to the transmission component of broadband Internet access service. In addition, the FCC has indicated it will commence a Notice of Proposed rulemaking to codify so-called network neutrality rules. The outcome of these proceedings cannot be predicted. Interference with our service or higher charges levied by broadband service providers for using our service could cause us to lose existing customers, impair our ability to attract new customers and harm our revenue and growth.

We may be bound by certain FCC regulations relating to the provision of E-911 service, and if we fail to comply with new FCC regulations requiring us to provide E-911 emergency calling services, we may be subject to fines or penalties.
In 2005, the FCC issued regulations requiring interconnected voice-over broadband providers to notify customers of any differences between the broadband telephone service emergency calling services and those available through traditional telephone providers and obtain affirmative acknowledgments from customers of those notifications. While we do not believe the FCC’s rules currently apply to our offering, the FCC could, however, clarify or modify its ruling to obligate us to provide E-911 services according to its specific requirements. According to the FCC’s rules, certain broadband communications companies must offer enhanced emergency calling services, or E-911, to all of customers located in areas where E-911 service is available from their traditional wireline telephone company. E-911 service allows emergency calls from customers to be routed directly to an emergency dispatcher in a customer’s registered location and gives the dispatcher automatic access to the customer’s telephone number and registered location information.
The consequences of failure to comply fully with the FCC’s orders currently are unclear. Limitations on our ability to provide E-911 service or to comply with changing mandates of the FCC could materially limit our growth and have a material adverse effect on our profitability.
Regulatory rulings and/or carrier disputes could affect the manner in which we interconnect and exchange traffic with other providers and the costs and revenues associated with doing so.
We exchange calls with other providers pursuant to applicable law and interconnection agreements and other carrier contracts that define the rates, terms, and conditions applicable to such traffic exchange. The calls we exchange originate from and terminate to a customer that uses a broadband Internet connection to access our services and are routed using telephone numbers of the customer’s choosing. There is uncertainty, however, with respect to intercarrier compensation for such traffic. The FCC has issued a number of rulings asserting its jurisdiction over such traffic, but to date it has not issued any rulings on the scope and rate of intercarrier compensation to be paid by carriers exchanging voice traffic that originates on a broadband Internet connection and terminates to the public switched telephone network or vice versa. Various state commissions have also issued rulings with respect to the exchange of different categories of traffic under interconnection agreements. To the extent that another provider were to assert that the traffic we exchange with them is subject to higher levels of compensation than we, or the third parties terminating our traffic to the PSTN, pay today (if any), or if other providers from whom we currently collect compensation for the exchange of such traffic refuse to pay us going forward, we may need to seek regulatory relief to resolve such a dispute. Given the uncertainty surrounding the current intercarrier compensation regime, we cannot guarantee that the outcome of any proceeding would be favorable, and an unfavorable ruling could adversely affect the amounts we collect and/or pay to other providers in connection with the exchange of our traffic. Refer to Item 8.A., Legal Proceedings, for discussion on carrier access billing disputes.
Our business is subject to privacy and online security risks, including security breaches, and we could be liable for such breaches of security. If we are unable to protect the privacy of our customers making calls using our service, or information obtained from our customers in connection with their use or payment of our services, in violation of privacy or security laws or expectations, we could be subject to liability and damage to our reputation.
Although we have developed systems and processes that are designed to protect customer information and prevent fraudulent transactions, data loss and other security breaches, such systems and processes may not be sufficient to prevent fraudulent transactions, data loss and other security breaches. Failure to prevent or mitigate such breaches may adversely affect our operating results.
Customers may believe that using our services to make and receive telephone calls using their broadband connection could result in a reduction of their privacy, as compared to traditional wireline carriers. Additionally, our website, www.magicJack.com, serves as an online sales portal. We currently obtain and retain personal information about our website users in connection with such purchases. In addition, we obtain personal information about our customers as part of their registration to use our products and services. Federal, state and foreign governments have enacted or may enact laws or regulations regarding the collection and use of personal information.
Our businesses involve the storage and transmission of users’ proprietary information, and security breaches could expose us to a risk of loss or misuse of this information, litigation, and potential liability. An increasing number of websites, including several other internet companies, have recently disclosed breaches of their security, some of which have involved sophisticated and highly targeted attacks on portions of their sites. Because the techniques used to obtain unauthorized access, disable or degrade service, or sabotage systems, change frequently and often are not recognized until launched against a target, we may be unable to anticipate these techniques or to implement adequate preventative measures. If an actual or perceived breach of our security occurs, the market perception of the effectiveness of our security measures could be harmed and we could lose users. A party that is able to circumvent our security measures could misappropriate our or our users’ proprietary information, cause interruption in our operations, damage our computers or those of our users, or otherwise damage our reputation and business. Any compromise of our security could result in a violation of applicable privacy and other laws, significant legal and financial exposure, damage to our reputation, and a loss of confidence in our security measures, which could harm our business.

Currently, a significant number of our users authorize us to bill their credit card accounts directly for all transaction fees charged by us. We rely on encryption and authentication technology licensed from third parties to provide the security and authentication to effectively secure transmission of confidential information, including customer credit card numbers. Advances in computer capabilities, new discoveries in the field of cryptography or other developments may result in the technology used by us to protect transaction data being breached or compromised. Non-technical means, for example, actions by a suborned employee, can also result in a data breach.
Possession and use of personal information in conducting our business subjects us to legislative and regulatory burdens that could require notification of data breach, restrict our use of personal information and hinder our ability to acquire new customers or market to existing customers. We may incur expenses to comply with privacy and security standards and protocols imposed by law, regulation, industry standards or contractual obligations.
Under payment card rules and our contracts with our card processors, if there is a breach of payment card information that we store, we could be liable to the payment card issuing banks for their cost of issuing new cards and related expenses. In addition, if we fail to follow payment card industry security standards, even if there is no compromise of customer information, we could incur significant fines or lose our ability to give customers the option of using payment cards to fund their payments or pay their fees. If we were unable to accept payment cards, our business would be seriously damaged.
Our servers are also vulnerable to computer viruses, physical or electronic break-ins, and similar disruptions. We may need to expend significant resources to protect against security breaches or to address problems caused by breaches. These issues are likely to become more difficult as we expand the number of places where we operate. Security breaches, including any breach by us or by parties with which we have commercial relationships that result in the unauthorized release of our users’ personal information, could damage our reputation and expose us to a risk of loss or litigation and possible liability. Our insurance policies carry coverage limits that may not be adequate to reimburse us for losses caused by security breaches.
Our users, as well as those of other prominent Internet companies, have been and will continue to be targeted by parties using fraudulent “spoof” and “phishing” emails to misappropriate passwords, credit card numbers, or other personal information or to introduce viruses or other malware through “trojan horse” programs to our users’ computers. These emails appear to be legitimate emails sent by magicJack®, but direct recipients to fake websites operated by the sender of the email or request that the recipient send a password or other confidential information via email or download a program. Despite our efforts to mitigate “spoof” and “phishing” emails through product improvements and user education, “spoof” and “phishing” remain a serious problem that may damage our brands, discourage use of our websites, and increase our costs.
We have a stringent privacy policy covering the information we collect from our customers and have established security features to protect our service. However, our security measures may not prevent security breaches. We may need to expend resources to protect against security breaches or to address problems caused by breaches. If unauthorized third parties were able to penetrate our security and gain access to, or otherwise misappropriate, our customers’ personal information or be able to access their telephone calls, it could harm our reputation and, therefore, our business and we could be subject to liability. Such liability could include claims for misuse of personal information or unauthorized use of credit cards. These claims could result in litigation, our involvement in which, regardless of the outcome, could require us to expend significant financial resources. Internet privacy is a rapidly changing area and we may be subject to future requirements and legislature that are costly to implement and negatively impact our results.
Government regulation is evolving and unfavorable changes could harm our business
We are subject to general business regulations and laws, as well as regulations and laws specifically governing the Internet, e-commerce, and electronic devices. Existing and future laws and regulations may impede our growth. These regulations and laws may cover taxation, privacy, data protection, pricing, content, copyrights, distribution, mobile communications, electronic device certification, electronic waste, electronic contracts and other communications, consumer protection, web services, the provision of online payment services, unencumbered Internet access to our services, the design and operation of websites, and the characteristics and quality of products and services. It is not clear how existing laws governing issues such as property ownership, libel, and personal privacy apply to the Internet, e-commerce, digital content and web services. Jurisdictions may regulate consumer-to-consumer online businesses, including certain aspects of our seller programs. Unfavorable regulations and laws could diminish the demand for our products and services and increase our cost of doing business.
RISKS RELATED TO OUR SYSTEM SECURITY
Server failures or system breaches could cause delays or adversely affect our service quality, which may cause us to lose customers and revenue.
In operating our servers, we may be unable to connect and manage a large number of customers or a large quantity of traffic at high speeds. Any failure or perceived failure to achieve or maintain high-speed data transmission could significantly reduce demand for our services and adversely affect our operating results. In addition, computer viruses, break-ins, human error, natural disasters and other problems may disrupt our servers. The system security and stability measures we implement may be circumvented in the future or otherwise fail to prevent the disruption of our services. The costs and resources required to eliminate computer viruses and other security problems may result in interruptions, delays or cessation of services to our customers, which could decrease demand, decrease our revenue and slow our planned expansion.

Hardware and software failures, delays in the operation of our computer and communications systems or the failure to implement system enhancements may harm our business.
Our success depends on the efficient and uninterrupted operation of our software and communications systems. A failure of our servers could impede the delivery of services, customer orders and day-to-day management of our business and could result in the corruption or loss of data. Despite any precautions we may take, damage from fire, floods, hurricanes, power loss, telecommunications failures, computer viruses, break-ins and similar events at our various facilities could result in interruptions in the flow of data to our servers and from our servers to our customers. In addition, any failure by our computer environment to provide our required telephone communications capacity could result in interruptions in our service. Additionally, significant delays in the planned delivery of system enhancements and improvements, or inadequate performance of the systems once they are completed, could damage our reputation and harm our business. Finally, long-term disruptions in infrastructure caused by events such as natural disasters, the outbreak of war, the escalation of hostilities, and acts of terrorism (particularly involving cities in which we have offices) could adversely affect our businesses. Although we maintain general liability insurance, including coverage for errors and omissions, this coverage may be inadequate, or may not be available in the future on reasonable terms, or at all. We cannot assure you that this policy will cover any claim against us for loss of data or other indirect or consequential damages and defending a lawsuit, regardless of its merit, could be costly and divert management’s attention. In addition to potential liability, if we experience interruptions in our ability to supply our services, our reputation could be harmed and we could lose customers.
Our service requires an operative broadband connection, and if the adoption of broadband does not progress as expected, the market for our services will not grow and we may not be able to grow our business and increase our revenue.
Use of our service requires that the user be a subscriber to an existing broadband Internet service, most typically provided through a cable or digital subscriber line, or DSL, connection. Although the number of broadband subscribers in the U.S. and worldwide has grown significantly over the last five years, this service has not yet been adopted by all consumers and is not available in every part of the United States and Canada, particularly rural locations. If the adoption of broadband services does not continue to grow, the market for our services may not grow.
RISKS RELATING PRIMARILY TO OUR INCORPORATION IN ISRAEL
Certain provisions of our articles of association and Israeli law could delay, hinder or prevent a change in our control.
Our Articles of Association contain provisions which could make it more difficult for a third party to acquire control of us, even if that change would be beneficial to our shareholders. Specifically, our Articles of Association provide that our directors (other than external directors) are elected for a term that expires either at the annual general meeting of our shareholders held in the first year following their election or at the annual general meeting of our shareholders held in the third year following their election. The term of service for each director (other than external directors) would be determined by the shareholders at the time of the election of such director. In addition, certain provisions of the Companies Law could also delay or otherwise make more difficult a change in our control.
It may be difficult to pursue an action in the U.S. or to enforce a U.S. judgment, including actions or judgments based upon the civil liability provisions of the U.S. federal securities laws, against us and our executive officers and directors, or to assert U.S. securities law claims in Israel.
Certain of our directors are not residents of the United States and certain of their assets and our assets are located outside the United States. Without consent to service of process, additional procedures may be necessary to serve individuals who are not U.S. residents. Therefore, it may be difficult to serve process on those directors who are not U.S. residents, in order to commence any lawsuit against them before a U.S. court, including an action based on the civil liability provisions of U.S. federal securities laws.
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

We are a “foreign private issuer” and you will receive less information than you would about us from a domestic U.S. corporation. In addition, we have opted out of certain NASDAQ Marketplace listing requirements.
As a “foreign private issuer,” we are exempt from certain rules under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) that impose certain disclosure and procedural requirements in connection with proxy solicitations under Section 14 of the Exchange Act. In addition, our directors, executive officers and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and the rules thereunder with respect to their purchases and sales of our shares. In addition, we are not required to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. As a result, you may not be able to obtain some information relating to us as you would for a domestic U.S. corporation. Also, as a “foreign private issuer” listed on the NASDAQ Capital Market, we may follow home country practice with regard to certain matters instead of complying with the relevant NASDAQ Marketplace Rules, including distribution of annual and quarterly reports to shareholders, approval of related party transactions, composition of the board of directors, approval of compensation of executive officers, director nomination process and regularly scheduled meetings at which only independent directors are present and obtaining shareholder approval for certain dilutive events (such as the establishment or amendment of certain equity based compensation plans, an issuance that will result in a change of control of the company, certain transactions other than a public offering involving issuances of a 20% or more interest in the company and certain acquisitions of the stock or assets of another company). We have informed NASDAQ that we will follow Israeli practice in lieu of complying with NASDAQ Marketplace Rules 5605(e)(2) (requiring companies to adopt a formal written charter or board resolution addressing the company’s nominations process), 5605(b)(2) (regularly scheduled meetings of the company’s independent directors), 5620(c) (regarding quorum at shareholder meetings), 5635(c) (regarding the establishment of or a material amendment to a stock option or purchase plan or other equity compensation arrangement) and NASDAQ Marketplace Rule 5635 (shareholder approval).
The grants we have received from the Israeli government for certain research and development expenditures restrict our ability to manufacture product and transfer technologies outside of Israel and require us to satisfy specified conditions. If we fail to satisfy these conditions, we may be required to refund grants previously received, together with interest and penalties.
VocalTec’s research and development efforts have been financed, in part, through grants received from the OCS. VocalTec, therefore, must comply with the requirements of the Research Law. Under the Research Law, the discretionary approval of an OCS committee is required for any transfer of technology or manufacturing of products developed with OCS funding. There is no assurance that we would receive the required approvals for any proposed transfer. Such approvals, if granted, may be subject to the additional restrictions, including payment to OCS of a portion of any consideration received from a transfer of technology to a non-Israeli company, or conditioning such transfer upon an increase in the royalty rate. These restrictions may impair our ability to sell our company, technology, assets or to outsource manufacturing outside of Israel. The restrictions will continue to apply even after we have repaid the full amount of royalties payable for the grants.

ITEM 4. INFORMATION ON THE COMPANY
4.A. HISTORY AND DEVELOPMENT OF THE COMPANY
Our corporate name is VocalTec Communications Ltd. for both legal and commercial purposes. VocalTec was incorporated in the State of Israel in 1989 and is domiciled in Netanya, Israel. VocalTec is subject to the Companies Law. Our principal executive offices are located at 12 Benny Gaon Street, building 2B, Poleg Industrial Area, Netaya, 42504, Israel and our U.S. telephone number is 561-771-CALL (561-771-2255). Our website is http://www.vocaltec.com. The information contained on the web site is not a part of this annual report.
2010 Business Combination
On July 16, 2010, VocalTec entered and consummated the Merger Agreement with YMax. Under the terms of the Merger Agreement, each share of YMax common stock outstanding immediately prior to the consummation of the 2010 business combination was cancelled, and YMax shareholders received one ordinary share of VocalTec for each 10 shares of YMax common stock (10,562,895 in total), representing in the aggregate approximately 90% of VocalTec’s outstanding shares after the transaction. As a result, this transaction has been accounted for as a reverse acquisition and YMax is the accounting acquirer. VocalTec is the continuing legal entity and parent and YMax is a wholly owned subsidiary of VocalTec. The historical financial statements for periods before the date of the 2010 business combination presented herein are those of YMax after giving retroactive effect to the recapitalization and name change that resulted from the 2010 business combination. All share and per share information has been adjusted for the 1-for-10 reverse stock split prior to the cancellation of the par value of the authorized and issued share capital of the Company described in Note 14, “Ordinary shares,” in the notes to our Consolidated Financial Statements included in Item 18 herein for further details.

For information on the Company’s acquisitions and capital expenditures, refer to Item 5.B. and to Note 2, “2010 Business Combination,” and Note 4, “Other Business Combinations,” in the notes to our Consolidated Financial Statements included in Item 18 herein for further details.
4.B. BUSINESS OVERVIEW
VocalTec is the inventor of voice-over-IP (“VoIP”), the softphone (“magicJack® app”) and a number of other products and services, including the award winning magicJack® product. The magicJack® weighs less than one ounce and plugs into the USB port on a computer providing users with complete phone service for home, small business and while traveling. We charge approximately $20 a year for a license to access our servers, and our customers then obtain free telephone services from us. We now provide or expect to launch additional products and services, which provide voice apps on smart phones, as well as a standalone magicJack® that has its own CPU and can connect a regular phone directly to the user’s broadband modem and function as a standalone phone without using a computer. Our products and services allow users to make and receive free telephone calls to and from anywhere in the world where the customer has broadband access to the Internet, and allow customers to make free calls back to the United States and Canada from anywhere legally permitted in the world. We also plan to provide our customers additional benefits in the future.
In July 2010, VocalTec combined with YMax and its wholly owned subsidiaries, and is now a vertically integrated group of companies. We now operate a nationwide VoIP telephone company, a micro processor chip company, an appserver and session border controller company, a wholesale provider of VoIP services, a softphone company, and the developer and provider of the magicJack®. We believe that we offer the lowest price and highest quality telephony service to customers. We expect to soon expand these existing platforms to allow our customers to use search, shopping, click-to-call and other services via the Internet through patent pending and proprietary technologies. We are now also wholesaling outbound telephone service to VoIP providers and others.
We are now promoting the magicJack® app, a softphone that is comparable to Skype, but features lower pricing, and in our opinion, much better call quality. The customer can use a headphone or a computer’s speakers and microphone to make and receive telephone calls. We expect the magicJack® app to include apps for smart phones and other devices, including Android, iPhone and iPad.
We also expect to soon offer the magicJack® Plus, a revolutionary new product, which is a standalone magicJack®. The magicJack® Plus includes all the same features as the original magicJack® device, but also has its own CPU and can connect a regular phone directly to the user’s broadband modem and function as a standalone phone without using a computer. The magicJack® Plus is a computer system on a chip contained in a device the same size and weight as the original magicJack®. The magicJack® Plus’ core technology and device are expected to have a long life as we are able to add Wi-Fi and 4G connection capabilities, as well as other functions by developing very small modules that can connect to the magicJack® Plus in a daisy chain format. In the future, these other modules and the magicJack® Plus are expected to provide telephone service, video on demand and ISP along with the other features, hence Triple Play plus capabilities in a device weighing just a few ounces. This can be accomplished in a number of ways and we plan to develop the most cost effective and highest quality alternatives for our customers. We intend to partner with a wireless 4G provider to be able to offer Triple play services.
We have built one of the largest telecommunications companies in the United States based on the number of states in which we operate with a CLEC license and by area code availability. We have our own micro processor chip company, which designs the magicJack® and magicJack® Plus’ chips, our own software companies that build the magicJack® app, application servers and session border controllers. We believe that our vertical structure allows us to save millions in licensing fees and gives us exceptional flexibility and agility in executing our strategies. Our products and services allow users to make and receive free telephone calls to and from anywhere in the world where the customer has broadband access to the Internet, and allow customers to make free calls back to the United States and Canada from anywhere legally permitted in the world. The users’ voice mail, call logs and contacts are kept on our servers and should never be lost. This data can be accessed across the various platforms offered to the end user, including PCs, smart phones and tablets.
We intend to expand the relationship with our customer base by introducing online shopping and offering relevant ads on the softphone when customers are making phone calls. There are a number of other services available to offer, such as click-to-call, browsers with easy-to-call and click-through ads. Amazon has created the world’s largest mart for its millions of users. Amazon has its customers’ name, address and credit card information on file, allowing users to simply go to Amazon.com, enter a user name and password, and start shopping. We have the same information for our users on file, and our users are already logged into our servers. Since the magicJack® app is always active in users’ computers, they can buy products and services in seconds as there is no need to go to a .com site or enter a user name and password.
We rely on a number of interconnection or carrier service agreements to connect our servers with other carriers in order to offer local, long distance and international voice and data services to our customers. We have such agreements with Verizon, AT&T, XO Communications Services and the Embarq network in a majority of our markets. If we are unable to continue these relationships, enter into new interconnection agreements or carrier service agreements with additional carriers to other markets, or if these providers liquidate or file for bankruptcy, our business and profitability may suffer.

MARKETS WHERE THE COMPANY COMPETES
The primary markets in which we currently compete are in North America. Based on our subsidiaries’ locations, approximately 98% of all of our revenues were derived from sales in the United States in 2010 and 100% of all of our revenues were derived from sales in the United States in 2009 and 2008. The majority of our revenues were generated from sales of the magicJack® product line and from the software license that accompanies these products, which were $92.8 million, $96.6 million and $29.6 million for the year ended December 31, 2010, 2009 and 2008, respectively.
BUSINESS SEASONALITY
Revenues from sales of the magicJack® product line are not subject to seasonal fluctuations.
MANUFACTURING
In 2006, we entered into a manufacturing and supply agreement with a Chinese company to manufacture the magicJack® devices. Certain components of the magicJack® are built for us, based on our specifications, in Taiwan and Hong Kong and then sent to the Chinese manufacturer in Shandong, China for final assembly.
Our supply chain and third party manufacturing arrangements are structured to allow us to control product quality, realize cost efficiencies and minimize the risks associated without having to disclose proprietary technology to multiple outside parties during production. Our strategy since 2007 has been to vertically integrate our technology and design suppliers, and we have completed three acquisitions since 2007 to implement this strategy. As a result of these strategic acquisitions, we control practically every stage in the design of our products. Certain magicJack® parts are sourced directly by the production facility in China. We work closely with our suppliers to plan inventory procurement in quantities that will meet customer demand while minimizing inventory risks. We purchase components and sub-assemblies through separate purchase orders and do not currently have any long-term purchase contracts with these suppliers. Prices of our components have not fluctuated significantly in the past three fiscal years.
MARKETING, SALES AND DISTRIBUTION
We rely on various marketing methods to advertise our products, including Internet marketing and long and short form television commercials. We currently distribute the magicJack® through retail outlets, including Walmart, Radio Shack, Best Buy, Office Depot, Staples, Walgreens, CVS, Sears, Kmart, Fry’s and others, as well as through direct sales.
COMPETITION
We face competition from traditional telephone companies, wireless companies, cable companies and alternative voice communication providers. Some of our principal competitors are the traditional telephone service providers, such as AT&T, Inc., Qwest Communications International Inc. and Verizon Communications Inc., which provide telephone service based on the public switched telephone network. Some of these traditional providers also have added or are planning to add broadband telephone services to their existing telephone and broadband offerings. We also face, or expect to face, competition from cable companies, such as Cablevision Systems Corp., Charter Communications, Inc., Comcast Corporation, Cox Communications, Inc. and Time Warner Cable (a division of Time Warner Inc.), which have added or are planning to add broadband telephone services to their existing cable television, voice and broadband offerings. Further, wireless providers, including AT&T Mobility, Sprint Nextel Corporation, T-Mobile USA Inc., Verizon Wireless and Clearwire, offer services that some customers may prefer over wireline service. In the future, as wireless companies offer more minutes at lower prices, their services may become more attractive to customers as a replacement for wireline service. Some of these providers may be developing a dual mode phone that will be able to use broadband telephone service where broadband access is available and cellular phone service elsewhere, which will pose additional competition to our offerings.
We also compete against established alternative voice communication providers, such as Skype, which like the magicJack® subsidiary, is a non-interconnected VoIP provider, and Vonage, and face competition from other large, well-capitalized Internet companies, such as America Online, Inc., Google Inc., Microsoft Corporation, and Yahoo! Inc., which have recently launched, or plan to launch, broadband telephone service. In addition, we will compete with independent broadband telephone service providers.
Because most of our target customers are already purchasing communications services from one or more of these providers, success is dependent upon our ability to attract target customers away from their existing providers. We compete primarily through the quality and cost structure of our infrastructure and our low pricing.

Many of our actual and potential competitors enjoy greater name recognition, longer operating histories, more varied products and services and larger marketing budgets, as well as substantially greater financial, technical and other resources than we do. In addition, we may also face future competition from new market entrants.
Our Competitive Positioning
We believe that the key competitive factors in our market include:
•	pricing and cost structure;
•	ease of initial set-up and use;
•	call quality;
•	customer care; and
•	ease of use and the design of features and capabilities that are attractive to customers.
We believe that our large existing user base, competitive pricing, efficient customer acquisition model, low cost service delivery and customer care capabilities, position us well to compete effectively in the future.
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
VocalTec and its wholly-owned subsidiaries have filed numerous patent applications in the United States and other countries with respect to certain technologies employed in its products. Some of those applications have already registered and VocalTec has the rights to use these registered patents, either under a non-exclusive license, or by owning these patents. VocalTec received more than 20 patents. Our registered trademarks include VocalTec, MAGICJACK, MAGICJACK & Design, MAGICIN, and MAGICOUT. Trademark applications for the MAGICJACK mark have been filed and are pending in certain foreign countries, including Canada, Mexico, Peru and El Salvador. Trademark applications for the MAGICJACK & Design mark are pending in Canada and Mexico. All other trademarks or registered trademarks used in this Annual Report are the property of their respective owners.
We rely on a combination of patent, copyright, trademark and trade secret laws, as well as confidentiality agreements, to establish and protect our intellectual property worldwide. We have filed numerous foreign and domestic patent applications directed to our magicJack® device with E-911 capability, emergency call routing, emergency call location determination, and related technologies. At present, we have nine pending utility patent applications in the United States, twenty-one pending foreign patent applications, one issued foreign patent, and two pending international patent applications awaiting nationalization, directed to such technologies. We are also actively researching new technologies and improvements to our existing technologies and intend to pursue patent protection for these technologies to the extent permissible by law and prudent for our business. Currently, and if and when patents are issued from our pending applications, those patents will expire between February 2026 and May 2030. One design patent has also been issued by the United States Patent and Trademark Office, and another design patent application has received a Notice of Allowance and the Issue Fee has been paid in the United States. Many of our software and communication solutions have been developed internally and are proprietary.
Although we do not believe that our products infringe on any valid claim of a patent owned by any third party, third parties have asserted infringement and other claims against us from time to time. These claims have been directed at certain basic and fundamental components of our products. There can be no assurance that third parties will not assert such claims against us in the future or that such claims will not be successful. Refer to Note 12, “Commitments and Contingencies,” in the Notes to our Consolidated Financial Statements included in Item 18 herein for further details on infringement claims.
EFFECTS OF GOVERNMENTAL REGULATIONS
See “Item 10.E — Additional Information — Taxation and Government Programs”.
In the United States, the Company is subject to federal regulation under the rules and regulations of the FCC and various state and local regulations. We believe that under current regulations, we are not an interconnected VoIP provider.
The FCC has to date asserted limited statutory jurisdiction and regulatory authority over the operations and offerings of certain providers of broadband telephone services. FCC regulations may be applied now, or may in the future be applied to the broadband telephone operations of the Company. Other FCC regulations apply to us because we operate switching facilities and provide international calling capability. Certain of our operations are also subject to regulation by state public utility commissions (“PUCs”).

E-911 Calling
The FCC has required providers of interconnected VoIP services to provide 911 emergency calling capabilities to their customers. As a non-interconnected VoIP provider, we may now be required by the FCC to provide 911 service. We currently provide a 911 solution for magicJack® users.
Many state and local governments have sought to impose fees on customers of VoIP providers, or to collect fees from VoIP providers, to support implementation of E-911 services in their area. Such fees are often put in terms of a fee placed on monthly bills, or focused on use from a specific location. The application of such fees with respect to magicJack® users and the Company is not clear.
Universal Service Fund (USF)
The FCC and many PUCs have established USF programs to ensure that affordable telecommunications services are widely available, in high cost areas and for income-eligible telephone subscribers. Other fees are imposed to meet the costs of establishing and maintaining a numbering administration system, to recover the shared costs of long-term number portability, and to contribute to the Telecommunications Relay Services Fund. All telecommunications carriers must contribute to these funds, and the requirements have been expanded to interconnected VoIP providers. Non-interconnected VoIP providers have not been subjected to these contribution requirements. The FCC and many PUCs have for a number of years been considering substantial changes to the USF system including changes in contribution methodology. Some proposals, if adopted, could have a material adverse effect on our business. USF charges are based on charges to the end user for telecommunication services. We do not charge magicJack® users for telephone services.
Customer Privacy and Promotional Activities
In the United States, we are subject to various federal and state laws and regulations seeking to protect the privacy of customers’ personal information that restrict our ability to use such information for marketing and promotional purposes. The FCC limits telephone companies and interconnected VoIP providers use of customer proprietary network information such as telephone calling records without customer approval, and require those companies to protect such information from disclosure. Federal and state laws also limit our and other companies’ ability to contact customers and prospective customers by telemarketing, email or fax to advertise services.
Services for the Disabled
Under federal law, interconnected VoIP providers must take steps to ensure that individuals with disabilities, including hearing impaired and other disabled persons, have reasonable access to their services, if such access is readily achievable.
Number Portability
The FCC requires interconnected VoIP providers to comply with Local Number Portability rules that allow subscribers remaining in the same geographic area to switch from a wireless, wireline or VoIP provider to any other wireless, wireline or VoIP provider and keep their existing phone numbers.
State Regulations
We may be subject to a number of PUC regulations that govern the terms and conditions of our offerings, including billing practices, 911 fees, distribution of telephone numbers, customer disputes and other consumer protection matters.
In addition to the foregoing regulations to which we may be subject directly, changes to FCC and PUC regulations could affect the services and the terms and conditions of service that we are able to provide. Moreover, changes to any regulations to which we are subject directly or indirectly could create uncertainty in the marketplace that could reduce demand for our services, increase the cost of doing business as a result of costs of litigation or increased service delivery cost or could in some other manner have a material adverse effect on our business, financial condition or results of operations. Any new legislation or regulation, or the application of laws or regulations from jurisdictions whose laws do not currently apply to our business, could have an adverse effect on our business.

4.C. ORGANIZATIONAL STRUCTURE
Our holdings in our material subsidiaries as of April 25, 2011 are described in the chart below:

Company	Country of Incorporation or Residence	% Ownership held by VocalTec
YMax Corporation	United States	100%
YMax Communications Corp.	United States	100%
YMax Holdings Corporation	United States	100%
magicJack, LP	United States	100%
SJ Labs, Inc.	United States	100%
TigerJet Network, Inc.	United States	100%
Stratus Telecommunications, LLC	United States	100%
Predictive Marketing, LLC	United States	100%
4.D. PROPERTY, PLANTS AND EQUIPMENT
Our headquarters are located in Netanya, Israel. We do not own any of our properties. All of our properties, including the properties utilized by our subsidiaries, are leased. The following table contains additional information about our properties:

		Approximate
Location	Principal Use	Square Feet	Lease Expiration Date

Netanya, Israel	Executive, administrative offices, technical team and customer service.	6,500	March 2016

West Palm Beach, FL	Executive, administrative offices, customer service management, warehouse and distribution center.	15,000	Property provided to us by our CEO at no monthly or annual rental charge. We pay for our utilities and related expenses.

Allen, TX	Executive, administrative offices, technical team and customer service for our telecom products.	15,170	June 2013

Sunnyvale, CA	Research and development for the magicJack®.	1,232	October 2011

Franklin, TN	Technology management.	2,000	May 2011
We currently pay a total annual rental amount of approximately $0.4 million for all our facilities. We believe that our facilities are suitable for their purposes and sufficient to support our needs through 2011, and that, if necessary, additional facilities can be secured for our anticipated general corporate needs.

ITEM 4A.	UNRESOLVED STAFF COMMENTS
None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS
THE FOLLOWING DISCUSSION OF OUR FINANCIAL CONDITION AND RESULTS OF OPERATIONS SHOULD BE READ IN CONJUNCTION WITH OUR CONSOLIDATED FINANCIAL STATEMENTS AND RELATED NOTES INCLUDED ELSEWHERE IN THIS ANNUAL REPORT. THIS DISCUSSION CONTAINS FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES. OUR ACTUAL RESULTS MAY DIFFER SIGNIFICANTLY FROM THOSE PROJECTED IN THE FORWARD-LOOKING STATEMENTS. FACTORS THAT MIGHT CAUSE FUTURE RESULTS TO DIFFER SIGNIFICANTLY FROM THOSE PROJECTED IN THE FORWARD-LOOKING STATEMENTS INCLUDE, BUT ARE NOT LIMITED TO, THOSE DISCUSSED BELOW AND ELSEWHERE IN THIS ANNUAL REPORT, PARTICULARLY THOSE DESCRIBED ABOVE UNDER “ITEM 3.D — KEY INFORMATION — RISK FACTORS”.
On July 16, 2010, the Company entered and consummated the Merger Agreement with VocalTec, an Israeli Limited Company and a public operating company listed on NASDAQ. VocalTec provides carrier-class VoIP and convergence solutions for fixed and wireless communication service providers. The combination of patents and softphone and softswitch technology were the primary drivers behind the 2010 business combination. As a result of the 2010 business combination, we gained royalty-free access to all VocalTec’s patents and related technology.
Under the terms of the Merger Agreement, each share of YMax common stock outstanding immediately prior to the consummation of the 2010 business combination was cancelled, and YMax shareholders received one ordinary share of VocalTec for each 10 shares of YMax common stock (10,562,895 in total), representing in the aggregate approximately 90% of VocalTec’s outstanding shares after the transaction. As a result, this transaction has been accounted for as a reverse acquisition and YMax is the accounting acquirer. VocalTec is the continuing legal entity and parent and YMax is a wholly owned subsidiary of VocalTec. The 2010 business combination has been accounted for as an acquisition of the net assets of VocalTec by YMax. The historical financial statements of the Company give retroactive effect to the name change and recapitalization of Company as if the ordinary shares issued to YMax shareholders in the 2010 business combination were outstanding for all periods presented. The ordinary shares held by VocalTec shareholders and the results of VocalTec’s operations have been included in the consolidated financial statements for periods after the date of 2010 business combination.

VocalTec is the inventor of voice-over-IP (“VoIP”), the softphone (“magicJack® app”) and a number of other products and services, including the award winning magicJack® product. The magicJack® weighs less than one ounce and plugs into the USB port on a computer providing users with complete phone service for home, small business and while traveling. We charge approximately $20 a year for a license to access our servers, and our customers then obtain free telephone services from us. We now provide or plan to launch additional products and services, which provide voice apps on smart phones, as well as a standalone magicJack® that has its own CPU and can connect a regular phone directly to the user’s broadband modem and function as a standalone phone without using a computer. Our products and services allow users to make and receive free telephone calls to and from anywhere in the world where the customer has broadband access to the Internet, and allow customers to make free calls back to the United States and Canada from anywhere legally permitted in the world. We also intend to provide our customers additional benefits in the future.
Following the 2010 business combination, VocalTec is a vertically integrated group of companies. We have our own a micro processor chip company, an appserver and session border controller company, a wholesale provider of VoIP services, a softphone company, and the developer and provider of the magicJack®. We believe that we offer the lowest price and highest quality telephony service to customers. We intend to soon expand these existing platforms to allow its customers to use search, shopping, click-to-call and other services via the Internet through patent pending and proprietary technologies. We are now also wholesaling outbound telephone service to VoIP providers and others.
We are now promoting the magicJack® app, a softphone that we believe is comparable to Skype, but features lower pricing, and in our opinion, better call quality. The customer can use a headphone or a computer’s speakers and microphone to make and receive telephone calls. We plan for the magicJack® app to include apps for smart phones and other devices, including Android, iPhone and iPad.
Basis of Presentation
Our consolidated financial statements are prepared in accordance with GAAP, and are the basis for the discussion and analysis of our results of operations, liquidity and capital resource. References to authoritative accounting literature in this report, where applicable, are based on the Accounting Standards Codification (“ASC”). Our functional and reporting currency is the U.S. Dollar, which is the currency of the primary economic environment in which our consolidated operations are conducted. Transactions and balances originally denominated in dollars are presented at their original amounts. Transactions and balances in currencies other than dollars (including NIS) are re-measured in dollars in accordance with the principles set forth in ASC 830, “Foreign Currency Matters”.
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Such estimates and judgments are revised periodically as required. Actual results could differ from those estimates. Significant estimates include allowances for billing adjustments and doubtful accounts, the recoverability of long-lived assets, the value of common stock issued in business combinations or underlying the Company’s stock options, the expected forfeitures of stock options and estimates of likely outcomes related to certain contingent liabilities. Our estimates and assumptions are based on factors such as analysis of prior years’ experience, trends within the Company and the telecommunications industry, and general economic conditions. However, actual results may differ from our estimates and assumptions as a result of varying market and economic conditions, and may result in lower revenues and lower operating income or higher operating losses.
Basis of Consolidation
The Company’s consolidated financial statements include the accounts of VocalTec and its wholly-owned subsidiaries, YMax, YMax Communications Corp., YMax Holdings Corporation, magicJack®, L.P., SJ Labs, Inc. (“SJ Labs”), Tiger Jet Network, Inc. (“TigerJet”), Stratus, and Predictive Marketing, LLC and B Kruse and Associates, LLC (collectively, “Dialmaxx”). All intercompany balances and transactions have been eliminated in consolidation. The operations of Dialmaxx have been included since November 10, 2010. The operations of VocalTec have been included since July 16, 2010. The operations of Stratus have been included since January 2, 2009. The operations of TigerJet have been included since June 30, 2008. Refer to Note 2, “2010 Business Combination,” and Note 4, “Other Business Combinations,” in the notes to our Consolidated Financial Statements included in Item 18 herein for further details.

SIGNIFICANT ACCOUNTING POLICIES
Our discussion and analysis of our financial condition and the results of operations is based on our consolidated financial statements that have been prepared in accordance with GAAP. The preparation of these consolidated financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses. Significant estimates include allowances for billing adjustments and doubtful accounts, the recoverability of long-lived assets and goodwill, the value of common stock issued in business combinations or underlying the Company’s stock options, the expected forfeitures of stock options and estimates of likely outcomes related to certain contingent liabilities. We evaluate our estimates on an ongoing basis. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily available.
We have identified below our critical accounting policies. These policies are both the most important to the portrayal of our financial condition and results of operations and require our management’s most difficult, subjective and complex judgments and estimates. Actual results may differ from these estimates under different assumptions or conditions.
REVENUE RECOGNITION
Operating revenues consists of revenue from sales of magicJack® to retailers, wholesalers or directly to customers, license renewal fees, fees charged for shipping magicJack®, international calling, call termination charges to other carriers and other miscellaneous charges for telecommunication usage, sales of telecommunications hardware, software and related services. Revenue is recorded net of sales returns and allowances.
magicJack® Revenue
We recognize revenues from sales and shipping of direct sales of the magicJack® and subsequent license renewal fees over the license period associated with the respective initial license or renewal. Customers may purchase licenses for continued use of our software to access our switches for additional years either when the original purchase is made, or at any time thereafter. The revenue associated with a license for additional years is deferred and recognized ratably over the extended license period.
Sales Return Policy
We offer our direct sales customers a 30-day free trial before they have to pay for their magicJack® unit. We do not record or recognize revenue until the 30-day trial period has expired and a customer’s credit card has been charged.
Returns from retailers are accepted on an authorized basis. We have offered certain retailers the right to return any unsold merchandise from their initial stocking orders. We estimate potential returns under these arrangements at point of sale based on historical experience. For the year ended December 31, 2008, 2009 and 2010, our estimates of returns and actual returns from initial stocking orders have not been materially different.
Telephony Services Revenue
Telephony revenue is recognized as minutes are used. Telephony revenue is generated from the sale of international minutes, fees for origination of calls to 800-numbers and access fees charged to other telecommunication carriers on a per-minute basis for Interexchange Carriers (“IXC”) calls terminated on our switches. Revenues from access fee charges to other telecommunication carriers are recorded based on rates set forth in the respective state and federal tariffs, less a provision for billing adjustments of $0.5 million, $1.0 million and $6.5 million for the year ended December 31, 2008, 2009 and 2010, respectively. The increase in this allowance was driven by increases in the volume of calls terminated on our switches and the additional provision of $2.0 million discussed in Item 8.A., Legal Proceedings. We have estimated and provided allowances for billing adjustments of access charges to larger carrier customers.
The FCC and the telecommunication industry are currently seeking comments and reviewing the entire Access Charge Regime with a view towards finding a more equitable and fairer system, as the current system is based in part on providing proper returns on investments and costs that may no longer be experienced in the delivery of telecommunication services. This process is attempting to address compensation regime in particular the application of that regime to voice over internet protocol and other IP-enabled services. As this process continues many carriers are entering “direct connect agreements” with other carriers, which eliminate the access charges for both parties. The Company believes that over the long term, its access charge revenue and access charge costs will decrease as the current access charge system is changed or as the Company is able to enter into “direct connect agreements” with other carriers.
Sales of Telecommunications Hardware, Software and Service Agreements
Revenues from sales of telecommunications hardware and our proprietary software meeting the criteria for recognition upon shipment are recognized at the time of shipment to customers. Similar revenues that do not meet the criteria for recognition upon shipment are recognized over the term of the related service agreements. Revenues from service agreements are recognized over the term (generally one year) of the service agreement. Service agreements include maintenance, technical support, training and upgrades. If a service agreement for additional year(s) is purchased, the associated revenue is deferred and recognized ratably over the extended term of the service agreement. Revenues from sales of parts, services not covered by a service agreement and custom design services are recognized as parts are shipped or services are performed.

INCOME TAXES
We recognize deferred tax assets and liabilities for the expected tax consequences of temporary differences between the tax basis of assets and liabilities and their book basis using enacted tax rates in effect for the year the differences are expected to reverse. We record a valuation allowance to reduce the deferred tax assets to the amount that it estimates is more likely than not to be realized.
We assess our income tax positions and record tax benefits for all years subject to examination based upon our evaluation of the facts, circumstances and information available at the reporting date. For those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, we have recorded the largest amount of tax benefit that may potentially be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is 50% or less likelihood that a tax benefit will be sustained, no tax benefit has been recognized in the financial statements.
STOCK-BASED COMPENSATION
Stock-based compensation generally consists of option grants or common stock awards to employees or consultants. We account for stock-based compensation in accordance with ASC Topic 718, “Compensation — Stock Compensation” (“ASC 718”). ASC 718 requires companies to estimate the fair value of equity-based payment awards on the date of grant. The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service periods in our consolidated income statements.
The fair value of each option granted on the date of the 2010 business combination and in prior periods is estimated at the date of grant using the Black-Scholes option valuation model. In periods prior to the 2010 business combination, we estimated the fair value of the underlying common stock at the date of grant based on the valuation of our common stock or on recent sales of our common stock to non-affiliated investors and the expected stock price volatility based on historical volatility within a representative peer group of public companies. We estimated expected award life as the term of the options as there was no public market for our common stock, and minimal forfeiture rates as all of our option grants had been fully vested at the date of grant. In 2010, subsequent to the 2010 business combination, the value of our common stock was determined based on the closing price of our common stock on the NASDAQ. We will estimate forfeiture rates based on expected turnover, which will be estimated after the integration of the 2010 business combination participants is completed, and will continue to estimate volatility based on historical volatility within a representative group of public companies.
No options were granted during year ended December 31, 2010, except that outstanding unvested options of VocalTec were considered as replacement grants on the date of the 2010 business combination. The weighted average fair value of stock options granted during the years ended December 31, 2008, 2009 and 2010 of approximately $3.30, $6.11 and $12.73, respectively, was measured at the date of grant using the following assumptions.

	Year ended December 31,
	2010	2009	2008
Expected life	5.1 years	2.0 years	1.0 to 2.0 years
Dividend yield	0.00%	0.0%	0.0%
Expected volatility	48.7% to 65.6%	60.0%	75.0%
Risk free interest rate	0.19% to 1.32%	0.88%	2.20% to 2.65%
Forfeiture rate	0.00%	0.00%	0.00%
The risk-free interest rate for periods within the expected life of the option is based on the U.S. Treasury yield for comparable periods. The expected life of stock options for employee grants represents the period that the stock options are expected to remain outstanding.
We did not anticipate any forfeiture of the options granted during the year ended December 31, 2008 and 2009 as all such options were fully vested at the date of grant. We did not anticipate any forfeiture of the options granted during the year ended December 31, 2010 in connection with the 2010 business combination as options held by continuing employees were in the money and expected to vest.
We recognize compensation expenses for the value of our awards granted based on the straight line method over the requisite service period of each of the awards, net of estimated forfeitures.

5.A. OPERATING RESULTS
2010 Quarterly Results (Unaudited)
Quarterly financial data for 2009 is not presented as YMax was a privately owned company and did not publish quarterly results in 2009. The financial statements from which this information has been derived have not been audited or reviewed by the Company’s independent registered public accounting firm. The unaudited quarterly financial data for 2010 is as follows (in thousands):

					Basic
	Operating	Gross	Operating	Net	Earnings (Loss)
	Revenues	Profit	(Loss) Income	(Loss) Income	Per Share
Q1 2010	$30,797	$15,715	$(3,529)	$(2,526)	$(0.27)
Q2 2010	30,580	16,558	1,256	691	0.08
Q3 2010	29,575	15,825	725	603	0.07
Q4 2010	28,726	14,407	(745)	(323)	(0.02)
The following table presents our consolidated results of operations for the periods indicated (in thousands). The consolidated statements of operations below have been expanded to show the composition of our operating revenue and cost of revenues items to enable a more meaningful discussion of our operations.

	Year ended			2010		2009
	December 31,			Compared to		Compared to
	2010	2009	2008	2009		2008
Operating Revenue
Sale of magicJack®	$65,025	$80,046	$25,021	$(15,021)	(18.8)%	$55,025	219.9%
License renewals	21,598	5,390	—	16,208	300.7	5,390	*
Shipping and handling	3,555	10,733	4,592	(7,178)	(66.9)	6,141	133.7
magicJack®-related products	2,586	452	—	2,134	472.1	452	*
International prepaid minutes	10,542	6,584	1,401	3,958	60.1	5,183	370.0
Access charges	8,993	7,967	1,575	1,026	12.9	6,392	405.8
Other	7,379	5,640	—	1,739	30.8	5,640	*

Total Operating Revenue	119,678	116,812	32,589	2,866	2.5	84,223	258.4

Cost of Revenues
Cost of magicJacks® sold	17,210	23,358	9,284	(6,148)	(26.3)	14,074	151.6
Shipping and handling	1,770	2,233	3,614	(463)	(20.7)	(1,381)	(38.2)
Credit card processing fees	3,595	2,758	2,335	837	30.3	423	18.1
Switches and carrier charges	29,052	25,575	10,202	3,477	13.6	15,373	150.7
Other	5,546	9,185	1,999	(3,639)	(39.6)	7,186	359.5

Total Cost of Revenues	57,173	63,109	27,434	(5,936)	(9.4)	35,675	130.0

Gross Profit	62,505	53,703	5,155	8,802	16.4	48,548	941.8

Operating expenses:
Advertising	32,162	32,104	33,137	58	0.2	(1,033)	(3.1)
General and administrative	28,645	40,811	19,841	(12,166)	(29.8)	20,970	105.7
Research and development	3,991	5,483	1,654	(1,492)	(27.2)	3,829	231.5

Total operating expenses	64,798	78,398	54,632	(13,600)	(17.3)	23,766	43.5

Operating loss	(2,293)	(24,695)	(49,477)	(22,402)	(90.7)	24,782	50.1

Other income (expense):
Realized (losses) gains on marketable securities	(694)	4,298	(1,446)	(4,992)	*	5,744	*
Interest and dividend income	1,283	708	132	575	81.2	576	*
Interest expense	(146)	(1,180)	(982)	1,034	(87.6)	(198)	(20.2)
Gain (loss) on extinguishment of debt	234	(563)	—	797	*	(563)	*
Investment advisory fee	—	(1,115)	—	1,115	*	(1,115)	*
Other income, net	29	7	—	22	*	7	*

Total other income (expense)	706	2,155	(2,296)	(1,449)	(67.2)	4,451	193.9

Net loss before income taxes	(1,587)	(22,540)	(51,773)	20,953	*	29,233	56.5
Income tax (benefit) expense	(32)	(9)	63	(23)	*	(72)	*

Net loss	$(1,555)	$(22,531)	$(51,836)	$20,976	*	$29,305	*

*	- Not meaningful.

YEAR ENDED DECEMBER 31, 2010 COMPARED TO YEAR ENDED DECEMBER 31, 2009
OPERATING REVENUES
Total operating revenue was $119.7 million and $116.8 million for year ended December 31, 2010 and 2009, respectively, representing an increase of $2.9 million, or 2.5%. This increase in revenues was primarily attributable to the following:
•	a $16.2 million increase in renewal revenues as a result of a higher number of customers beyond their first year of license;
•	a $4.0 million increase in revenues from prepaid international minutes as a result of an increase in the number of customers, which resulted in higher sales and usage of prepaid international minutes;
•	$2.1 million increase in revenues from magicJack®-related products; and
•
a $1.7 million increase in other revenues primarily due to the revenues from VocalTec since the 2010 business combination in July 2010, partially offset by lower revenues in one of our wholly-owned subsidiaries; and

•
a $1.0 million increase in revenues generated by access charges as the number of calls terminated in our switches increased. We believe that over the long term, our access charge revenue will decrease as either regulation applicable to the current access charge system is changed or as we are able to enter into “direct connect agreements” with other carriers. Any decreases in future access charge revenue could in part be offset by decreases in access-related costs.

These increases in operating revenue were partially offset by the following:
•
a $15.0 million decrease in revenues recognized for the sale of the magicJack® primarily as a result of (i) 2009 sales to retailers including purchases by retailers to build up their inventories as compared to orders to replenish inventory in 2010, and (ii) a decrease in the average price of units sold due to an higher percentage of magicJack® units being sold to retailers and distributors at wholesale prices as opposed to direct sales to customers at retail prices; and

•
a $7.2 million decrease in shipping and handling revenues as a result of lower direct sales of magicJack® units, in part due to an increasing percentage of magicJack® units being sold to retailers and distributors as opposed to direct sales to customers.

In the year ended December 31, 2010 and 2009, sales of the magicJack® units through retail outlets represented approximately 73% and 65%, respectively, of sales of all magicJack® units sold. For the same periods, direct sales represented approximately 27% and 35%, respectively, of magicJack® units sold.
For the year ended December 31, 2010 and 2009, one customer, RadioShack, accounted for approximately 11% of our total operating revenue. We expect that no retailers will account for 10% or more of our operating revenues in 2011.
COST OF REVENUES
Total cost of revenues was $57.2 million and $63.1 million for the year ended December 30, 2010 and 2009, respectively, representing a decrease of $5.9 million, or 9.4%. This decrease in cost of revenues was primarily attributable to the following:
•	a $6.1 million decrease in cost of magicJack® units sold;
•
other cost of revenues decreased by $3.6 million primarily due to: (i) reduced costs related to our wholly-owned subsidiary, Stratus, which was acquired in January 2009, and (ii) a decrease in depreciation and amortization expenses allocated to cost of sales as a result of certain fixed assets and intangible assets becoming fully amortized, offset by cost of revenues, including amortization expense, from VocalTec since the 2010 business combination in July 2010; and

•
lower shipping and handling costs primarily due to lower direct sales of magicJack® units, in part due to an increasing percentage of magicJack® units being sold to retailers and distributors as opposed to direct sales to customers.

These decreases in cost of revenues were partially offset by the following:
•
switches and carrier charges increased by $3.5 million resulting from: (i) a higher number of active magicJack® units, which resulted in higher number of calls made by our customers, and (ii) increased use of prepaid international minutes which resulted in higher international charges; and

•
a $0.8 million increase in credit card processing fees as a result of a significant increase in sale of prepaid international minutes and renewals, offset in part by lower direct sales of the magicJack®.

OPERATING EXPENSES
Total operating expenses was $64.8 million and $78.4 million for year ended December 31, 2010 and 2009, respectively, representing a decrease of $13.6 million, or 17.3%. This decrease in operating expenses was primarily due to: (i) lower personnel-related costs as a result of the year ended December 31, 2009 including $23.0 million of the 2009 bonus as compared to a $1.0 million for the year ended December 31, 2010, and (ii) reduction in personnel-related cost for one of our wholly-owned subsidiaries, Stratus, as a result of reduced headcount. This decrease in operating expenses was partially offset by: (i) a $4.3 million increase in stock-based compensation primarily as a result of the Company deciding to pay the 2009 bonus by issuing the Company’s ordinary shares in March 2010, (ii) $3.2 million in operating expenses from VocalTec since the 2010 business combination in July 2010, (iii) $2.1 million increase in legal expenses primarily as a result of litigation-related costs and the 2010 business combination, and (iv) a $0.7 million increase in accounting and audit-related expenses in part due to the 2010 business combination.
OTHER INCOME
Total other income was $0.7 million and $2.2 million for the year ended December 31, 2010 and 2009, respectively, representing a decrease of approximately $1.4 million, or 67.2%. This decrease in other income (expense) was due to changes in the items discussed below.
REALIZED GAINS AND LOSSES ON MARKETABLE SECURITIES AND INVESTMENT ADVISORY FEE
Realized loss on marketable securities for year ended December 31, 2010 was $0.7 million, as compared to a realized gain on marketable securities of $4.3 million in the year ended December 31, 2009. We incurred a one-time investment advisory fee of $1.1 million during the year ended December 31, 2009, which was paid to our CEO, Mr. Borislow, for investment advisory services.
INTEREST AND DIVIDEND INCOME
Interest and dividend income was $1.3 million and $0.7 million for the year ended December 31, 2010 and 2009, respectively, representing an increase of $0.6 million, or 81.2%. This increase was primarily attributable to higher invested cash balances during the year ended December 31, 2010.
INTEREST EXPENSE
Interest expense was $0.1 million and $1.2 million for the year ended December 31, 2010 and 2009, respectively, representing a decrease of $1.0 million, or 87.6%. The decrease in interest expense was primarily attributable to the Company retiring the note issued in connection with our acquisition of Stratus in early 2010. Refer to Note 11, “Debt,” in the Notes to our Consolidated Financial Statements included in Item 18 herein for further details.
GAIN (LOSS) ON EXTINGUISHMENT OF DEBT
We recorded a loss on extinguishment of debt of $0.6 million during the year ended December 31, 2009 in connection with the conversion of $3.5 million principal amount of notes payable issued to the former shareholders of SJ Labs, which were converted into 300,000 shares of the Company’s ordinary shares, under a January 2009 amendment to the note agreement. SJ Labs is a wholly-owned subsidiary, which we acquired in February 2007. On April 12, 2010, the Company paid $3.8 million in full settlement of its liabilities to the sellers of Stratus Technologies Bermuda Ltd., including approximately $0.2 million in accrued interest. This prepayment resulted in the recognition of a gain of approximately $0.2 million. Refer to Note 11, “Debt,” in the Notes to our Consolidated Financial Statements included in Item 18 herein for further details.
INCOME TAXES
Total income tax benefit was $32 thousand and $9 thousand for the year ended December 31, 2010 and 2009, respectively. Refer to Note 18, “Income Taxes,” in the Notes to our Consolidated Financial Statements included in Item 18 herein for further details as well as a reconciliation of the statutory tax rate to our effective tax rate.
NET LOSS
As a result of the foregoing items, net loss was $1.6 million and $22.5 million for the year ended December 31, 2010 and 2009, respectively, representing a decrease in net loss of $21.0 million.

YEAR ENDED DECEMBER 31, 2009 COMPARED TO YEAR ENDED DECEMBER 31, 2008
OPERATING REVENUES
Total operating revenue was $116.8 million and $32.6 million for the year ended December 31, 2009 and 2008, respectively, representing an increase of $84.2 million, or 258.4%. This increase in revenues was primarily attributable to the following:
•
a $55.0 million increase in revenues recognized for the sale of magicJack® units as a result of a significant increase in sales, which resulted in the recognition of revenues for a higher number of active units, offset in part by a decrease in the average price of units sold a due to an increasing percentage of magicJack® units being sold to retailers and distributors at wholesale prices as opposed to direct sales to customers at retail prices;

•	a $6.4 million increase in revenues generated by access charges as the number of calls terminated increased;
•	a $6.1 million increase in shipping and handling revenues as a result of a significant increase in revenues recognized from direct sales;
•	a $5.6 million increase in other revenues primarily as a result of revenues generated by our wholly-owned subsidiary, Stratus;
•	a $5.4 million increase in renewal revenues as a result of early customers staring to renew their licenses;
•
a $5.2 million increase in revenues from prepaid international minutes as a result of an increase in the number of customers, which resulted in higher sales and usage of prepaid international minutes; and

•	a $0.5 million increase in revenues from magicJack®-related products, which the Company started selling in 2009.
In late 2008 we started selling the magicJack® through retailers. In the year ended December 31, 2009 and 2008, sales of the magicJack® through retail outlets represented approximately 65% and 24%, respectively, of magicJack® units sold. For the same periods, direct sales represented approximately 35% and 76%, respectively, of magicJack® units sold.
For the year ended December 31, 2009, one customer, RadioShack, accounted approximately 11% of our total operating revenue. For the year ended December 31, 2008, no individual customer accounted for at least than 10% of our total operating revenue.
COST OF REVENUES
Total cost of revenues was $63.1 million and $27.4 million for the year ended December 31, 2009 and 2008, respectively, representing an increase of $35.7 million, or 130.0%. This increase in cost of revenues was primarily attributable to the following:
•	a $15.4 million increase in switches and carrier charges resulting from a higher number of active magicJack® units;
•	a $14.1 million increase in the cost of magicJack® units sold driven by the recognition of costs for a higher number of active units as a result of a significant increase in sales;
•
a $7.2 million increase in other costs of revenues primarily due to an increase in personnel-related costs and costs related to our wholly-owned subsidiary, Stratus, which was acquired in January 2009; and

•	a $0.4 million increase in credit card processing fees.
These increases in cost of revenues were partially offset by a $1.4 million decrease in shipping and handling costs due to an increasing percentage of magicJack® units being sold through retailers and distributors as opposed to direct sales to customers.
OPERATING EXPENSES
Total operating expenses was $78.4 million and $54.6 million for the year ended December 31, 2009 and 2008, respectively, representing an increase of $23.8 million, or 43.5%. This increase in operating expenses was primarily due to a combined $24.8 million increase in general and administrative expenses and research and development expenses primarily attributable to higher personnel-related costs, including $23.0 million of the bonuses for 2009 services. These increases were partially offset by a $1.0 million decrease in advertising expenses as a result of reduced advertising volume in 2009 as compared to 2008, when the magicJack® was still being initially introduced to the market.
OTHER INCOME (EXPENSE)
Total other income (expense) was $2.2 million and ($2.3) million for the year ended December 31, 2009 and 2008, respectively, representing an increase of $4.5 million, or 193.9%. This increase in other income (expense) was due to changes in the items discussed below.
REALIZED GAINS AND LOSSES ON MARKETABLE SECURITIES AND INVESTMENT ADVISORY FEE
Realized gain on marketable securities in the year ended December 31, 2009 was $4.3 million, as compared to a realized loss on marketable securities of $1.4 million in the year ended December 31, 2008. We were adversely affected by the deteriorating capital markets in 2008, and as a result, realized significant losses in our investments. We incurred a one-time investment advisory fee of $1.1 million in 2009, which was paid to our CEO, Mr. Borislow, for his investment advisory services.
INTEREST AND DIVIDEND INCOME
Interest and dividend income was $0.7 million and $0.1 million for the year ended December 31, 2009 and 2008, respectively, representing an increase of $0.6 million. This increase was primarily attributable to higher invested cash balances during 2009.

INTEREST EXPENSE
Interest expense was $1.2 million and $1.0 million for the year ended December 31, 2009 and 2008, respectively, representing an increase of $0.2 million, or 20.2%. The increase in interest expense was primarily attributable $0.6 million interest due on the note issued in connection with our acquisition of Stratus, including amortization of discount, partially offset by a decrease in interest expense attributable to other notes payable retired or converted into ordinary shares during the year ended December 31, 2009. Refer to Note 11, “Debt,” in the Notes to our Consolidated Financial Statements included in Item 18 herein for further details.
LOSS ON EXTINGUISHMENT OF DEBT
We recorded a loss on extinguishment of debt of $0.6 million in 2009 in connection with the conversion of $3.5 million principal amount of notes payable issued to the former shareholders of SJ Labs, which were converted into 300,000 shares of the Company’s ordinary shares, under a January 2009 amendment to the note agreement. SJ Labs is a wholly-owned subsidiary, which we acquired in February 2007. Refer to Note 11, “Debt,” in the Notes to our Consolidated Financial Statements included in Item 18 herein for further details.
INCOME TAXES
Total income tax benefit was $9 thousand for the year ended December 31, 2009, as compared to an income tax expense of $63 thousand for the year ended December 31, 2008. Refer to Note 18, “Income Taxes,” in the Notes to our Consolidated Financial Statements included in Item 18 herein for further details as well as a reconciliation of the statutory tax rate to our effective tax.
NET LOSS
As a result of the foregoing items, net loss was $22.5 million and $51.8 million for the year ended December 31, 2009 and 2008, respectively, representing a decrease in net loss of $29.3 million.
5.B. LIQUIDITY AND CAPITAL RESOURCES
Our primary sources of liquidity are cash generated from operations and cash on hand. As of December 31, 2010, we had cash and cash equivalents of $28.6 million, available-for-sale marketable securities of $19.3 million and accounts receivables of $10.3 million. Our accounts payable at December 31, 2010 was $2.6 million.
During the year ended December 31, 2010, we generated positive operating cash flows of $23.4 million, as compared to $23.9 million for year ended December 31, 2009. The $0.5 decrease was primarily attributable to changes in operating assets and liabilities mainly driven by changes in accrued bonuses, deferred revenues and accrued expenses. These items were partially offset by: (i) a $21.0 million improvement in results due to a $1.6 million net loss in 2010 as compared to a $22.5 million net loss in 2009 due to higher gross margin combined with lower operating expenses, and (ii) $13.6 million increase in non-cash items, primarily attributable to realized losses on sale of securities, higher stock-based compensation and higher provision for billing adjustments.
We currently believe that available funds and cash flows generated by operations will be sufficient to fund our working capital and capital expenditure requirements for at least the next twelve months. If we decide to make future acquisitions, we may require new sources of funding, including additional debt, equity financing or some combination thereof. There can be no assurances that we will be able to secure additional sources of funding or that such additional sources of funding will be available to us on acceptable terms.
Cash Flow — Operating Activities
Net cash provided by operating activities was $23.4 million, $23.9 million and $1.1 million for the year ended December 31, 2010, 2009 and 2008, respectively.
During the year ended December 31, 2010, net cash provided by operating activities was primarily attributable to: (i) $15.5 million in non-cash expenses primarily as a result of a $6.5 million provision for billing adjustments, as well as $5.1 million in stock-based compensation related primarily to an increase in the fair value of stock issued in March 2010 for the 2009 bonus and $2.9 million for depreciation and amortization expense. (ii) a $13.4 million increase in deferred revenues attributable primarily to the increase in sale of renewals, (iii) a $3.2 million decrease in deferred costs, and (iv) a $1.7 million decrease in deposits and other current assets primarily due to timing of payments and usage of prepaid services. These items were partially offset by: (i) a $7.3 million increase in accounts receivable primarily due to timing of receipts from our customers and a $3.7 million decrease in accounts payable primarily due to timing of payments to our vendors, and (ii) a $1.6 million net loss.

During the year ended December 31, 2009, net cash provided by operating activities was primarily attributable to: (i) a $25.6 million increase in accrued bonuses due to the $25.6 million bonus subsequently paid in ordinary shares of the Company discussed in Note 16, “Accrued Bonuses,” in the Notes to our Consolidated Financial Statements included in Item 18 herein, (ii) a $20.3 million increase in deferred revenues attributable primarily by the increase in sale of renewals, (iii) a $5.4 million increase in accrued expenses and other current liabilities, (iv) a $2.3 million decrease in inventories, and (v) $1.9 million in non-cash expenses primarily as a result of $2.9 million in depreciation and amortization expense, a $1.6 million provision for billing adjustments and doubtful accounts related primarily to our receivables from access charges, and a $0.6 million loss on extinguishment of the SJ Labs note, offset in part by a $4.3 million realized gain on sale of available-for-sale securities. These items were partially offset by: (i) a $22.5 million net loss, (ii) a $5.9 million increase in accounts receivable driven by higher access charges revenues and an increase in sales of magicJack® to retailers, as well as accounts receivables related to our wholly-owned subsidiary, Stratus, which was acquired in January 2009, (iii) a $2.0 million decrease in accounts payable due to timing of payments, and (iv) a $0.9 million increase in deferred costs.
During the year ended December 31, 2008, net cash provided by operating activities was primarily attributable to: (i) a $57.0 million increase in deferred revenues attributable to the increase in sale of magicJack®, sale of renewals and sale of international prepaid minutes, (ii) a $14.3 million increase in non-cash expenses primarily as a result of $6.4 million stock-based compensation, a $3.8 million provision for billing adjustments and doubtful accounts primarily related to our receivables from access charges, $1.7 million in depreciation and amortization expense, and a $1.4 million realized loss on sale of available-for-sale securities, (iii) a $1.9 million increase in accounts payable as a result of increase in overall purchases. These items were partially offset by: (i) a $51.8 million net loss, (ii) a $9.1 million increase in accounts receivables driven by higher access charges revenues and an increase in sales of magicJack® to retailers, as well as accounts receivables related to our wholly-owned subsidiary, Stratus, which was acquired in January 2009, (iii) an $8.6 million increase in deferred costs, and (iv) an $1.8 million increase in deposits and other current assets.
Cash Flow — Investing Activities
Net cash provided by investing activities was $0.1 million for the year ended December 31, 2010, as compared to net cash used by investing activities of $9.5 million and $10.3 million for the year ended December 31, 2009 and 2008, respectively.
Net cash provided by investing activities during the year ended December 31, 2010 was primarily attributable to $7.8 million in cash from the 2010 business combination, partially offset by $4.0 million net purchase of marketable securities,$2.6 million used for purchases of property and equipment, $0.9 million net cash used for the acquisition of Dialmaxx, and $0.1 million used for acquisition of intangible assets. Net cash used in investing activities during the year ended December 31, 2009 was primarily attributable to a $7.0 million net purchase of marketable securities, $1.7 million related to the acquisition of Stratus’ assets and $0.8 million for purchases of property and equipment. Net cash used in investing activities during the year ended December 31, 2008 was primarily attributable to a $5.2 million net purchase of marketable securities, $3.0 million related to the acquisition of TigerJet, $1.4 million for purchases of property and equipment and $0.8 million for acquisition of intangible assets.
Cash Flow —Financing Activities
Net cash used in financing activities was $8.2 million and $4.0 million for the year ended December 31, 2010 and 2009, as compared to net cash provided by financing activities of $11.1 million for the year ended December 31, 2008.
Net cash used in financing activities for the year ended December 31, 2010 primarily consisted of $4.8 million in cash used to retire our outstanding debt, $4.0 million used to repurchase ordinary shares in order to settle bonus-related tax withholding liabilities, and $0.1 million used to repurchase our ordinary shares in the open market. These items were offset by $0.6 million in proceeds from sale of ordinary shares. Refer to Note 11, “Debt,” in the Notes to our Consolidated Financial Statements included in Item 18 herein, for further details. Net cash used in financing activities for the year ended December 31, 2009 primarily consisted of $7.3 million related to repayment of loans to our Chief Executive Officer and retirement of notes payable to SJ Labs note holders, partially offset by $2.9 million proceeds from sale of ordinary shares, net of issuance costs, and $0.5 million proceeds for exercise of stock options. Net cash provided by financing activities for the year ended December 31, 2008 primarily consisted of: (i) $5.7 million proceeds from sale of ordinary shares, net of issuance costs, (ii) $5.0 million proceeds from sale of redeemable ordinary shares to an affiliate of an unrelated multinational entertainment products and services retailer, (iii) $2.8 million proceeds from a short-term loan payable to TigerJet prior to acquisition, and (iv) $0.8 million proceeds from issuance of debt. These items were partially offset by $3.3 million primarily related to repayment of loans to our Chief Executive Officer and a former Chairman of the Board of Directors.
Debt
In April 2010, the Company retired the outstanding amount of its outstanding indebtedness, which was comprised of a note payable due January 2011, totaling $4.9 million. As of December 31, 2010, the Company did not have any outstanding indebtedness. Refer to Note 11, “Debt,” in the Notes to our Consolidated Financial Statements included in Item 18 herein for further details.

RECENT ACCOUNTING PRONOUNCEMENTS
In January 2010, the FASB issued Accounting Standards Update (“ASU”) No. 2010-06, “Fair Value Measurements and Disclosures (ASC Topic 820): Improving Disclosures about Fair Value Measurements” (“ASU 2010-06”). ASU 2010-06 requires some new disclosures and clarifies some existing disclosure requirements about fair value measurement as set forth in ASC 820-10. The FASB’s objective is to improve these disclosures and, thus increase the transparency in financial reporting. ASU 2010-06 is effective for interim and annual reporting periods beginning after December 15, 2009, which for the Company is its fiscal quarter beginning January 1, 2010. The Company adopted ASU 2010-06 as of January 1, 2010. The adoption of this standard did not have any impact on the Company’s disclosures.
In December 2010, the FASB issued ASU No. 2010-28, “Intangibles — Goodwill and Other (Topic 350): When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts“ (“ASU 2010-28”), which is intended to address entities with reporting units with zero or negative carrying amounts. Some entities concluded that Step 1 of the testing for goodwill impairment is passed because the fair value of the reporting unit will generally be greater than zero. ASU 2010-28 requires entities to perform Step 2 of the testing for goodwill impairment if it is more-likely-than-not goodwill impairment exists. ASU 2010-28 requires entities to consider whether there are any adverse qualitative factors indicating an impairment may exist. ASU 2010-28 is effective for fiscal years and interim periods within those years beginning after December 15, 2010. Early adoption is not permitted. The Company will adopt the provisions of ASU 2010-28 during the quarter beginning January 1, 2011. The Company is not aware of any qualitative factors indicating an impairment of its goodwill and does not expect the provisions of ASU 2010-28 to materially impact its results of operations, financial position and cash flows.
In December 2010, the FASB issued ASU No. 2010-29, “Business Combinations (Topic 805): Disclosure of Supplementary Pro Forma Information for Business Combinations“ (“ASU 2010-29”), which is intended to address diversity in practice about the interpretation of the pro forma revenue and earnings disclosure requirements for business combinations. ASU 2010-29 specifies that if a public entity presents comparative financial statements, the entity should disclose revenue and earnings of the combined entity as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior year reporting period. ASU 2010-29 is effective prospectively for business combinations for which the acquisition date is on or after the beginning of the first annual period beginning on or after December 15, 2010. Early adoption is permitted. The Company has adopted the provisions of ASU 2010-29 in its Consolidated Financial Statements included in Item 18 herein.
5.C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES
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
For the years ended December 31, 2008, 2009 and 2010, we incurred research and development expenses of $1.7 million, $5.5 million and $4.0 million respectively. Our research and development activities consist primarily of the design and development of our proprietary software used in the magicJack® and our switches, as well as the development of new products and applications for use in our broadband service offerings. We account for research and development costs in accordance with applicable accounting pronouncements describe in Note 3, “Summary of Accounting Policies,” in the Notes to our Consolidated Financial Statements included in Item 18 herein for further details.
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

We could incur substantial costs and diversion of management resources with respect to the defense of any claims relating to proprietary rights that could have a material adverse effect on our business, financial condition or results of operations. If any such claims or actions are asserted or prosecuted against us, we may seek to obtain a license under a third party’s intellectual property rights. There can be no assurance, however, that under such circumstances a license would be available on reasonable terms or at all. In the event a party that is successful in asserting a claim against us does not grant a license, such party could secure a judgment resulting in the award of damages, as well as injunctive or other equitable relief which could effectively block us from manufacturing, using, selling, or otherwise distributing our products.
5.D. TREND INFORMATION
We have sold a significant number of magicJack® units and significantly increased the number of customers using our products and services. These increases have placed, and our anticipated sales will continue to place, a significant strain on our resources. We have successfully maintained production and inventory levels to meet customer demand and expect to continue to meet such demand in the future. We expect renewal revenues to become an increasing percentage of our total revenues as our current customer base continues to grow and those customers renew their license to access our services.
The FCC and the telecommunication industry are currently seeking comments and reviewing the entire Access Charge Regime with a view towards finding a more equitable and fairer system, as the current system is based in part on providing proper returns on investments and costs that may no longer be experienced in the delivery of telecommunication services. This process is attempting to address compensation regime in particular the application of that regime to voice over internet protocol and other IP-enabled services. As this process continues many carriers are entering “direct connect agreements” with other carriers, which eliminate the access charges for both parties. We believe that over the long term, our access charge revenue and access charge costs will decrease as the current access charge system is changed or as we are able to enter into “direct connect agreements” with other carriers.
5.E. OFF-BALANCE SHEET ARRANGEMENTS
We had no off-balance sheet arrangements as of December 31, 2010.
5.F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS
The impact that our aggregate contractual obligations as of December 31, 2010 are expected to have on our liquidity and cash flow in future periods is as follows (in thousands):

	Payments Due by Period
		Less Than 1			More Than 5
	Total	Year	1-3 Years	3-5 Years	Years
Redeemable ordinary shares	$8,373	$—	$8,373	$—	$—
Operating lease obligations	$1,226	$399	$602	$200	$25
Accrued severance pay *	$695	$309	$—	$—	$386
Uncertain tax positions	$519	$519	$—	$—	$—

Total contractual obligations	$10,813	$1,227	$8,975	$200	$411

*	As of December 31, 2010, we had $0.5 million in severance pay funds in reserve to cover such liabilities.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
6.A. DIRECTORS AND SENIOR MANAGEMENT
The following sets forth certain information regarding our directors and executive officers as of the filing date of this annual report:

NAME	AGE	POSITION
Daniel Borislow (1)	49	President, Chief Executive Officer and Director
Ilan Rosen	54	Chairman of the Board of Directors
Richard Schaeffer (2)	58	Director
Dr. Yuen Wah Sing	57	President — TigerJet and Director
Gerald Vento (1) (2)	64	Director
Donald A. Burns	47	Director
Yoseph Dauber (1) (2)	75	External Director
Peter Russo	54	Chief Financial Officer and Treasurer

(1)	Member of the Executive / Compensation Committee

(2)	Member of the Audit Committee
Set forth below is a biographical summary of the business experience of each of the directors and executive officers named above:
DANIEL BORISLOW was appointed as the Company’s President and Chief Executive Officer and was appointed to our Board of Directors upon the consummation of the 2010 business combination, on July 16 2010. Mr. Borislow is the founder of YMax and served as an executive officer and a director since its inception in 2005. Mr. Borislow is the inventor of the magicJack®. In 1989, Mr. Borislow founded Tel Save (later known as Talk.com), an internet and telecommunications company, which went public in 1995, at which point Mr. Borislow owned approximately 58% of its common stock. He served as the Chairman and Chief Executive Officer of Talk.com until 1999, when he retired. Mr. Borislow has a Bachelor of Arts and Honorary Doctorate degrees from Widener University, where he also serves on the Board of Trustees.
ILAN ROSEN was appointed as Chairman of our Board of Directors in November 2005 (following and pursuant to the business combination with Tdsoft Ltd). Mr. Rosen serves as a special advisor to HarbourVest Partners LLC since March 2003 and is a board member of Ozarot Ltd., an asset management company. Between 1989 and 1993, Mr. Rosen served on various boards of directors as a Business Manager at Polar Investments Ltd. From 1993 to 1996, he served as President of Adsha Development & Investments Ltd., an Israeli investment company that was listed on the Tel Aviv Stock Exchange, and in that capacity served on various boards of directors. From November 1996 through January 2004, Mr. Rosen served as Vice President of Teledata Networks (formerly ADC Telecommunications, Israel and prior thereto Teledata Communications Ltd.) and in that capacity, in addition to serving as chairman of the board of Tdsoft, Mr. Rosen served on the board of directors of each of G-Connect Ltd., VManage Ltd., Mind CTI Ltd. and various other companies. Mr. Rosen received a B.Sc. (cum laude) in mechanical engineering from Tel Aviv University in 1979, and an MBA from Tel Aviv University in 1986.
RICHARD SCHAEFFER was appointed to the Company’s Board upon the consummation of the 2010 business combination, on July 16 2010. Mr. Schaeffer has served as a director of YMax since October 2009. Mr. Schaeffer served as a member of the New York Mercantile Exchange (“NYMEX”) Board of Directors from March 1990 to 2008. He was the Treasurer of the Exchange from 1993 to 2004, the Vice Chairman from 2004 to 2006, and Chairman from 2006 to 2008. Mr. Schaeffer currently also sits on the board of the Museum of American Finance and the Tribeca Film Festival. From 1996 to 2006, Mr. Schaeffer was a Managing Director with ABN Amro Bank. Mr. Schaeffer graduated from the Robert H. Smith School of Business at the University of Maryland in 1974 with a Bachelor of Science in Business Administration.
DR. YUEN WAH SING was appointed to the Company’s Board upon the consummation of the 2010 business combination, on July 16 2010. Dr. Sing is the President of TigerJet Networks, Inc. (“TigerJet”), a wholly owned subsidiary of YMax. Dr. Sing brings more than 30 years of semiconductor and VoIP communication industry experience to the Company. He has served as a director of YMax since 2008 and as its Chairman since October 2009 . Prior to its acquisition by YMax in 2008, from 1998 to 2008, Dr. Sing founded and was the Chief Executive Officer of TigerJet. Prior to founding TigerJet, Dr. Sing was the founder of 8x8 Inc./Packet 8, a video conferencing and VoIP company and served as Executive Vice President and Vice Chairman from 1987 to 1997. Dr. Sing received a PhD and MS degree in electrical engineering from the University of California, Berkeley.
GERALD VENTO was appointed to the Company’s Board upon the consummation of the 2010 business combination, on July 16 2010. Mr. Vento has served as a director of YMax since 2008. From 1996 to 2002, Mr. Vento served as the Chief Executive Officer of TelCorp PCS Inc. From 1993 to 1995, he served as the Vice Chairman and Chief Executive Officer of Sprint Spectrum/American PCS, L.P., where he oversaw the development of the first PCS network in the United States.

DONALD A. BURNS was appointed to the Company’s Board on December 17, 2010. Mr. Burns has served as President from March 2007 to February 2008, Director from March 2007 to June 2009 and Chairman of the Board of Directors of YMax from February 2008 to June 2009. In 1993, Mr. Burns Founded Telco Communications Group, Inc., a telecommunications company, and its Dial & Save subsidiaries and served as the Chief Executive Officer and Vice Chairman until the company was sold to Excel Telecommunications, Inc. in 1997. Mr. Burns is the Founder and President of The Donald A. Burns Foundation, Inc. Mr. Burns attended The University of Maryland.
YOSEPH DAUBER has served as a director of VocalTec since August 2003. In October 2009, Mr. Dauber was appointed for a second three-year term as an external director. Mr. Dauber has served as a director of NICE Systems Ltd. since April 2002 Mr. Dauber also serves on the board of directors of Delek Group. He also currently serves on the board of directors of Orbit Technologies Ltd. and on the board of directors of Micromedic Ltd. Mr. Dauber is currently the Chairman of Kcps Manof Fund. Until January 2009, Mr. Dauber served as a director of Clal Insurance Holdings Company. From September 2003 and until November 2008 he served as a member of the board of directors of Bank Hapoalim. Mr. Dauber has also served on the board of directors of Lodzia Rotex Ltd. and Afcon Industries Ltd. Mr. Dauber has joined Bank Hapoalim towards the end of 1973. On July 1988 he became a member of the Board of Management. Beginning 2001 until June 2002, he was Deputy Chairman of the Board of Management and joint Managing Director of Bank Hapoalim. From 2002 to 2003, he served as Chairman of the Israel Maritime Bank Ltd. Mr. Dauber holds a Bachelor’s degree in Economics and Statistics from the Hebrew University in Jerusalem and a Masters degree in Law from Bar Ilan University.
PETER RUSSO was appointed as the Company’s Chief Financial Officer and Treasurer upon the consummation of the 2010 business combination, on July 16 2010. Mr. Russo served as the Chief Financial Officer of YMax since 2005. Prior to joining YMax, he was a consultant and served as the Chief Financial Officer of Group Long Distance, Inc. (GLD), a publicly traded reseller of local and long distance services, from 1996-1999. Prior to joining GLD, Mr. Russo was the Executive Vice President of State Bank of South Australia. Mr. Russo holds a B.B.A. degree from Pace University in New York.
6.B. COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS
The aggregate compensation paid to or accrued on behalf of VocalTec’s directors and executive officers as a group during the fiscal year ended December 31, 2010 was approximately $2.5 million in salaries, directors’ fees and bonuses. This amount includes $1.6 million in stock based compensation recorded related to 0.6 million ordinary shares issued to officers and directors on March 15, 2010 as a result of the determination of the Company’s Board of Directors that it was in the best interest of the Company to pay the bonuses accrued as of December 31, 2009 in ordinary shares of the Company. As of December 31, 2010, a $0.6 million bonus payable to the Company’s officers, and approximately $0.1 million in directors’ fees remain accrued. No additional amounts were set aside or accrued by the Company or its subsidiaries in 2010 to provide pension retirement or similar benefits to the directors and executive officers.
On December 17, 2010, the shareholders of the Company approved the terms of remuneration of Mr. Ilan Rosen and Mr. Daniel Borislow. Mr. Ilan Rosen’s remuneration for service as a member of the Board or any committee thereof was approved to be a fixed annual payment (to be paid quarterly) equal to US$100,000, effective as of the merger of VocalTec with YMax in July 2010. In addition, Mr. Ilan Rosen is entitled to an additional annual payment in an amount of up to US$20,000, subject to the discretion of the Company’s Executive and Compensation Committee. Mr. Daniel Borislow’s remuneration for service as a member of the Board or any committee thereof was approved by the Compensation Committee to be a fixed annual payment (to be paid quarterly) of US$200,000, effective as of January 1, 2011, for his service as a member of the Board or any committee thereof, and for serving as President and Chief Executive Officer of the Company, plus amounts to reimburse Mr. Borislow for expenses he incurs in the ordinary course of business. The compensation for Mr. Borislow described herein began to be paid effective January 1, 2011, and no such compensation expense was recorded during 2010.
During the fiscal year ended December 31, 2010, no options were granted to the Company’s Directors or executive officers under the terms of the Company’s 2003 Amended Master Stock Option Plan.
6.C. BOARD PRACTICES
Terms of Directors
Our board of directors presently consists of seven members. The period during which our directors have each served is set forth in “Item 6 — Directors, Senior Management and Employees — Directors and Senior Management”. The expiration dates of the terms of office of our directors are as follows: (a) Richard Schaeffer, Donald A. Burns and Ilan Rosen — at the annual general meeting of the Company’s shareholders to be held in 2011 (at which time they may be re-appointed as directors); (b) Daniel Borislow, Gerald Vento and Dr. Yuen Wah Sing — at the annual general meeting of the Company’s shareholders to be held in 2013 (at which time they may be re-appointed as directors); (c) External Director: Yoseph Dauber, who was re-elected for his final office as an external director in November 2009, will serve in such position for three years.

There are no service contracts between us or any of our subsidiaries and our directors in their capacity as directors providing for benefits upon termination of employment.
In November 2005, we entered into new indemnification agreements with our directors, in which the Company undertook to indemnify the directors for the matters and in the circumstances described in such indemnification agreements, in an aggregate amount of up to $4 million, provided that if such amount is insufficient to cover all amounts to which such persons are entitled pursuant to such undertaking of the Company, such amount shall be allocated among the indemnified persons pro rata to the amounts to which they are so entitled. All the indemnification agreements provide protection against personal liability due to an act performed or failure to act in the capacity as a director or officer. In November 2007, our Board determined that in light of the expansion of the Company’s business, it is appropriate to increase the indemnification coverage under the directors and officers insurance policy from US$5,000,000 per event and in the aggregate to US$10,000,000 per event and in the aggregate. Such increase was approved by our shareholders at the annual shareholders meeting held on November 29, 2007.
In December 2010, following approval our shareholders, we entered into new indemnification agreements with our directors and officers, in which the Company undertook to indemnify its directors and officers, to the greater of $20 million and 75% of the Company’s assets minus its liabilities, in the aggregate for all indemnified directors and officers and for all indemnifiable events. These agreements replaced any prior undertaking for indemnification granted by us to such directors and officers. We also agreed to release these directors and officers to the fullest extent permitted by the Israeli Companies Law from any liability towards us with respect to any damage that have been or will in the future be caused to the Company or any of its Subsidiaries, directly or indirectly, by its directors and officers if caused or will be caused following a breach of the duty of care towards the Company. Indemnification under this agreement is limited to the extent permitted under applicable law. For additional information regarding these limitations, see Item 10. B. “Memorandum and Articles of Association.”
Audit Committee
Under the Companies Law, the board of directors of any publicly traded company must also appoint an audit committee, comprised of at least three directors, including all of the external directors, but excluding:
•	the chairman of the board of directors;
•	any controlling shareholder or a relative of a controlling shareholder; and
•	any director employed by the Company or who provides services to the Company on a regular basis.
We are subject to the rules of NASDAQ applicable to listed companies. Under the NASDAQ rules, we are required to appoint a minimum of three independent directors on our audit committee.
As of December 31, 2010, our audit committee is comprised of Yoseph Dauber, Tsipi Kagan and Gerald Vento. Ms. Kagan resigned from the Board in 2011 and was replaced on the audit committee by Richard Schaeffer. We believe that Mr. Vento qualifies as an audit committee financial expert (as such term is defined under the Exchange), and that each of our Audit Committee members qualify as an independent director (as such term is defined under the NASDAQ rules). The purpose of the audit committee is to provide assistance to the Board of Directors in fulfilling its legal and fiduciary obligations with respect to matters involving the accounting, auditing, financial reporting and internal control functions of VocalTec and its subsidiaries as well as complying with the legal requirements under Israeli law and the Sarbanes-Oxley Act of 2002. The following are examples of functions within the authority of the audit committee:
•
To detect irregularities in the management of our business and our internal control procedures through, among other things, consultation with our internal and external auditors and to suggest to the board of directors methods to correct those irregularities.

•
To decide whether to approve acts or transactions involving directors, executive officers, controlling shareholders and third parties in which directors, executive officers or controlling shareholders have an interest.

•	To communicate on a regular basis with the Company’s outside auditors and review their operation and remuneration.
An audit committee may not approve an action or a transaction with an office holder or a controlling shareholder or an entity in which either of them has a personal interest unless at the time of approval the two external directors are serving as members of the audit committee and at least one of the external directors is present at the meeting in which an approval is granted.
Our executive and compensation committees are comprised of our President and Chief Executive Officer, Daniel Borislow, Geraldo Vento and Yoseph Dauber, and meets several times per year regarding option grants and general compensation issues relating to our employees.
NASDAQ EXEMPTION FOR A FOREIGN PRIVATE ISSUER
We are a foreign private issuer within the meaning of NASDAQ Marketplace Rule 5000(a)(18), since we are incorporated in the State of Israel and we meet the other criteria set forth for a “foreign private issuer” under Rule 3b-4(c) under the Exchange Act.

Pursuant to NASDAQ Marketplace Rule 5615(a)(3), a foreign private issuer may follow home country practice in lieu of certain provisions of the NASDAQ Marketplace Rule 5600 series and certain other NASDAQ Marketplace Rules. Please see Item 16.G — “Corporate Governance” for a description of the manner in which we rely upon home country practice in lieu of NASDAQ listing requirements. Please also see Item 3.D — Risk Factors — “WE ARE A FOREIGN PRIVATE ISSUER AND YOU WILL RECEIVE LESS INFORMATION ABOUT US THAN YOU WOULD FROM A DOMESTIC U.S. CORPORATION. IN ADDITION, WE HAVE OPTED OUT FROM CERTAIN NASDAQ MARKETPLACE LISTING REQUIREMENTS”.
For additional information related to external directors, independent directors, and internal auditor, see Item 10.B — “Memorandum and Articles of Association.”
6.D. EMPLOYEES
As of December 31, 2010, we had 77 employees, of whom 59 were in the United States and 18 were in Israel. Our employees are not represented by a labor union. We believe that our relations with our employees are good. In Israel, our relations with employees are governed by labor regulations that provide for specific terms of employment between our company and our employees.
Neither our employees nor we are parties to any collective bargaining agreements, except for provisions of such agreements that are applicable to the industry in which we are engaged by virtue of expansion orders of the Israeli Ministry of Labor and Welfare issued under applicable Israeli laws.
6.E. SHARE OWNERSHIP
As of April 25, 2011, other than Mr. Daniel Borislow, none of the individuals listed in “Item 6 — Directors, Senior Management and Employees — Directors and Senior Management” owned beneficially 1% or more of our ordinary shares.
As of April 25, 2011, Mr. Borislow beneficially held 3,105,032 Ordinary Shares of the Company, no par value, which constituted 27.04% of the Company’s outstanding ordinary shares.
On January 19, 2011, we filed with the U.S. Securities and Exchange Commission a registration statement on Form S-8, pursuant to which we registered for resale the shares underlying our amended 2003 Master Stock Option Plan that remained unsold under our registration statements on Form S-8 which where deregistered by post-effective amendments filed on July 16, 2010. The Company registered for resale an aggregate of 397,079 ordinary shares under the January 19, 2011 registration statement that have been or may in the future be granted under the Company’s option plans.
Options generally have a term of seven (7) years. However, options granted prior to December 13, 2005 have a term of ten (10) years. Earlier termination may occur if the employee’s employment with us is terminated or if certain corporate changes or transactions occur. Our board of directors determines the grant and the exercise price at the time the options are granted upon recommendation of the Compensation Committee.
On December 17, 2010, the Company’s shareholders approved at the annual general meeting of shareholders amendments to the 2003 Master Stock Plan to allow grants of ordinary shares and restricted shares and allow an increase of the number of ordinary shares underlying the Company’s 2003 Amended Master Stock Option Plan by 200,000 ordinary shares every second year, starting in 2010 (each such increase to be effected immediately following the annual general meeting of the Company’s shareholders in every second year). Such increase replaced the previous annual increase approved by the Company’s shareholders at the annual general meeting held on April 11, 2007, starting in 2008.
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

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
7.A. MAJOR SHAREHOLDERS
The following table sets forth, as of April 25, 2011 (unless otherwise noted below), the number of our ordinary shares, which constitute our only voting securities, beneficially owned by (i) all shareholders known to us to own more than five percent (5%) of our outstanding ordinary shares, and (ii) all of our directors and executive officers as a group. The data presented is based on information provided to us by the holders or disclosed in public filings with the SEC.
Beneficial ownership of shares is determined under rules of the SEC and generally includes any shares for which a person exercises sole or shared voting or investment power. The table below includes the number of shares underlying options, warrants or other convertible securities that are exercisable or convertible within 60 days after the date hereof. The percentage of outstanding ordinary shares is based on 11,483,556 ordinary shares outstanding as of as of April 25, 2011.
Except where otherwise indicated, and except pursuant to community property laws, we believe, based on information furnished by such owners, that the beneficial owners of the shares listed below have sole investment and voting power with respect to such shares. The shareholders listed below do not have any different voting rights from any of our other shareholders.

	Ordinary Shares Beneficially Owned
Name	Number	Percent
Daniel Borislow (1)	3,105,032	27.04%
Menachem Goldstone	1,000,000	8.71%
Officers and directors as a group (8 persons) (2) (3)	3,851,906	33.51%

(1)
Includes 130,802 shares held by the spouse of Mr. Borislow and 2,400 shares held in a trust, directed by Mr. Borislow’s spouse for the benefit of Mr. Borislow’s children. Mr. Borislow disclaims beneficial ownership of these 133,202 ordinary shares.

(2)
Includes 12,900 ordinary shares underlying outstanding options that are either currently exercisable or will become exercisable within 60 days of the date hereof as well as shares held by Mr. Daniel Borislow and others.

(3)	Includes 131,331 shares held by the Donald A. Burns Foundation. Mr. Burns disclaims beneficial ownership of these 131,331 ordinary shares.
In connection with the closing of the 2010 business combination, each share of YMax outstanding immediately prior to the consummation of the 2010 business combination was cancelled and the holder thereof was issued 0.10 Ordinary Shares (the “Merger Consideration”). As a shareholder in YMax, Mr. Borislow directly acquired 2,698,190 ordinary shares as part of the 2010 business combination (and an additional 133,202 shares were issued to the shareholders referred to in footnote (1) above). For additional information on the 2010 business combination, see Item 4A. — “History and Development of the Company.”
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
For information as to the number of record holders see Item 9.A. — “Offer and Listing Details”.
7.B. RELATED PARTY TRANSACTIONS
On December 17, 2010, the shareholders of the Company approved a private placement of ordinary shares to Mr. Daniel Borislow, the Company’s President and Chief Executive Officer and a director (at a per share price equal to the then current market price of the Company’s Ordinary Shares, as determined by the Board at the time of allocation), in order to cause his holdings to increase above 25% of the Company’s issued and outstanding share capital. Following such approval, Mr. Borislow was not be required under Israeli law to effect a tender offer to the shareholders of the Company upon his holdings reaching 25% of the voting power of the Company. On December 20, 2010, the Company issued to Mr. Borislow 20,000 Ordinary Shares at a price per share of $28.25.

7.C. INTERESTS OF EXPERTS AND COUNSEL
Not applicable.
ITEM 8. FINANCIAL INFORMATION
8.A. CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION
Our consolidated financial statements are set forth in Item 18 of this document.
LEGAL PROCEEDINGS
The Company is subject to various legal proceedings and claims, including intellectual property claims, contractual and commercial disputes, employment claims and other matters which arise in the ordinary course of business, including potential liabilities ranging from $0 to less than $1.0 million. The Company’s policy is to vigorously defend any legal proceedings. While the outcome of these claims cannot be predicted with certainty, management does not believe that the outcome of any of these legal matters will have a material adverse effect on the Company’s business, operating results, financial condition or cash flows.
The Company has filed suit against three telecommunication carriers for non-payment of approximately $8.7 million billed for terminating access services provided by the Company to those carriers. The carriers have filed counterclaims alleging wrongdoing by the Company for billing terminating access services and seeking unspecified damages to be determined at trial. One carrier filed a formal complaint against the Company with the Federal Communication Commission. On April 8, 2011, the FCC issued an Order without prejudice that the carrier was not liable to pay for terminating access services billed by the Company under the filed rate doctrine because of certain deficiencies in the wording of the Company’s tariff pertaining to certain definitions contained in its tariff on file with the FCC. Numerous other allegations contained in both the FCC and Federal Court counter claim were either not ruled upon by the FCC or dropped from the carrier’s complaint. The Company will file a petition for reconsideration of the Order with the FCC, and if necessary, an appeal in Federal Court. The Company will also amend its tariff to describe in additional detail the termination services it provides to carrier/customers. This FCC Order applies only to one carrier and does not apply to any intrastate access charges billed. Many, if not most appeals of FCC Orders in the last few years have proved successful in various Federal Courts. The Company does not believe the FCC Order will have any adverse impact on its ability to collect fees for access-related charges in Federal Court because both the Federal Court and the FCC have upheld unjust enrichment claims against customer/carriers by Local Exchange Carriers with tariffs that did not specify the services provided to the customer carrier. The Company further believes it has a greater chance of collecting future charges after modification of its tariffs to be non-objectionable by the FCC. Such modified tariffs will be protected under the filed rate doctrine and thus not subject to dispute by carrier customers.
The previously reported Intellectual Property litigation with AT&T, Inc. and AT&T Intellectual Property II, LP was settled in April, 2011 with no material effect on the Company or its consolidated financial statements.
All of the Federal Court actions are in the discovery stage and the Company is not able to predict the outcomes of its ability to collect the $8.7 million or any damages to pay, if at all associated therewith. The Company strongly believes it is (i) entitled to the $8.7 million amount described above plus interest and other fees, (ii) it is not liable for any damages in any of the actions, and (iii) will continue to vigorously pursue or defend itself in these actions. The Company believes it has no material exposure in connection with the counter claims in the above actions. The Company believes it has meritorious positions in these actions and intends to vigorously prosecute its claims and seek declaratory judgment in these actions.
The Company has estimated and provided allowances for billing adjustments of access charges to larger carrier customers. Due to increasing uncertainty in the Access Charge System, the Company increased its provision for estimated billing adjustments for terminating access services at December 31, 2010 by $2.0 million to bring the provision to approximately 50% of the unpaid amounts. This additional provision is a “fourth quarter adjustment” as defined under Securities and Exchange Commission rules and regulations.
DIVIDENDS
We have never declared or paid cash dividends on the ordinary shares. We intend to retain our cash and cash equivalents to invest on our business, expand our operations and repurchase our outstanding shares, and therefore do not anticipate paying any cash dividends in the foreseeable future.
8.B. SIGNIFICANT CHANGES
Except as disclosed elsewhere in this annual report, there have been no other significant changes since the date of our consolidated financial statements included in this annual report.

ITEM 9. THE OFFER AND LISTING
9.A. OFFER AND LISTING DETAILS
Through April 25, 2011, for the periods indicated, the high and low reported trading prices on the close of trading of our ordinary shares as reported by the NASDAQ were as follows:

	HIGH	LOW
	$	$
2006	54.75	15.35
2007	20.45	4.10
2008	3.95	0.75
2009	10.75	0.90
2010	38.00	6.00

2009
First Quarter	2.05	0.90
Second Quarter	7.00	1.65
Third Quarter	10.10	4.00
Fourth Quarter	10.75	7.80

2010
First Quarter	8.60	6.55
Second Quarter	8.15	6.15
Third Quarter	38.00	6.00
Fourth Quarter	33.30	24.29

MOST RECENT SIX MONTHS

October 2010	33.30	24.50
November 2010	32.72	24.29
December 2010	29.00	24.47
January 2011	24.64	19.92
February 2011	21.00	18.81
March 2011	22.91	20.44
April 2011 (through April 25, 2011)	22.61	19.28
On April 25, 2011, the last reported sale price for the Ordinary Shares on NASDAQ was $22.12.
RECORD HOLDERS
Based upon a review of the information provided to us by our transfer agent, as of April 25, 2011, 11,483,556 of our ordinary shares were issued and outstanding. At such date, the last reported sale price of the ordinary shares was $22.12 per share, and the ordinary shares were held by 459 record holders. As of April 25, 2011, approximately 97% of our ordinary shares are held in the United States by approximately 249 record holders.
9.B. PLAN OF DISTRIBUTION
Not applicable.
9.C. MARKETS
Our ordinary shares were initially quoted on the NASDAQ National Stock Market on February 7, 1996 under the symbol “VOCLF,” which was changed to “VOCL” on April 20, 1999. Since July 19, 2010, our ordinary shares have been quoted on the NASDAQ Global Market under the symbol “CALL”.
9.D. SELLING SHAREHOLDERS
Not applicable.
9.E. DILUTION
Not applicable.

9.F. EXPENSES OF THE ISSUE
Not applicable.
ITEM 10. ADDITIONAL INFORMATION
10.A. SHARE CAPITAL
Not applicable.
10.B. MEMORANDUM AND ARTICLES OF ASSOCIATION
We are registered with the Registrar of Companies of the State of Israel and have been assigned company number 52-004262-3.
OBJECTS AND PURPOSES
The objects and purposes of our company are to engage in any legal occupation and/or business.
RIGHTS, PREFERENCES AND RESTRICTIONS UPON SHARES
Our Articles of Association authorize one class of shares, which are our ordinary shares. The authorized share capital of the Company consists of one hundred million (100,000,000) Ordinary Shares, no par value. We may declare a dividend to be paid to the holders of our ordinary shares according to their rights and interests in our profits. Our board may declare interim dividends and a final dividend for any fiscal year only out of retained earnings, or earnings derived over the two most recent fiscal years, whichever is higher. The Companies Law and our Articles of Association provide that our board may declare and pay dividends (subject to certain limitations) without any further action by our shareholders. All unclaimed dividends may be invested or otherwise used by the board for our benefit until those dividends are claimed. In the event an unclaimed dividend is claimed, only the principal amount of the dividend will be paid to the person entitled to the dividend. Subject to the creation of any special rights regarding the distribution of dividends, any dividends we declare will be distributed to shareholders in proportion to their holdings.
If we liquidate, after satisfying liabilities to creditors, our assets will be distributed to the holders of ordinary shares in proportion to their holdings.
Holders of ordinary shares have one vote for each ordinary share on all matters submitted to a vote of our shareholders. These voting rights may be affected by the grant of any special voting rights to the holders of a class of shares with preferential rights that may be authorized in the future.
Our Articles of Association provide that directors are elected by an ordinary resolution of a general meeting of our shareholders. Our ordinary shares do not have cumulative voting rights in the election of directors. Accordingly, the holders of ordinary shares representing more than 50% of the voting power in our company have the power to elect all directors. Our directors (other than the external directors) are elected until either at the Annual General Meeting held in the first year following the year of his/her election or at the Annual General Meeting held in the third year following the year of his/her election. The term of service for each director is determined by the shareholders at the time of election of such director.
We may, subject to the applicable provisions of the Companies Law, issue redeemable shares and subsequently redeem them. In addition, our board may make calls upon shareholders in respect of any sum, which has not been paid up in respect of any shares held by those shareholders.
Under the Companies Law, the disclosure requirements that apply to an office holder and are described below under “Approval of Related Party Transactions Under Israeli Law” also apply to a controlling shareholder of a public company. A shareholder that holds more than 50% of the voting rights in a public company is deemed to be a controlling shareholder. A shareholder that holds 25% or more of the voting rights in a public company may also be deemed to be a controlling shareholder, for purposes of approval of certain related party transactions, if there is no other shareholder holding more than 25% of the voting rights at such time. Extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest, and the terms of compensation of a controlling shareholder who is an office holder, require the approval of the audit committee, the board of directors and the shareholders of the company, in such order, provided that either (i) the shareholder approval includes the approval of the holders of at least one third of the shares of shareholders having no personal interest in the transaction who vote at the meeting (abstained votes are disregarded), or (ii) the total number of shares of shareholders having no personal interest in the transaction who vote against the transaction does not exceed one percent of the aggregate voting rights in the company.

The Companies Law also requires a shareholder to act in good faith towards a company in which he holds shares and towards other shareholders and to refrain from abusing his power in the company, including in connection with the voting at a shareholders’ meeting on:
•	Any amendment to the Articles of Association;
•	An increase in the company’s authorized capital;
•	A merger; or
•	Approval of certain transactions with control persons and other related parties, which require shareholder approval.
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
SHAREHOLDERS MEETINGS AND RESOLUTIONS
We are required to hold an annual general meeting of our shareholders once every calendar year, but no later than 15 months after the date of the previous annual general meeting. All meetings other than the annual general meeting of shareholders are referred to as extraordinary general meetings. Extraordinary general meetings may be called by our board whenever it sees fit, at such time and place, within or without the State of Israel, as the board may determine. In addition, the Companies Law provides that the board of a public company is required to convene an extraordinary meeting upon the request of (a) any two directors of the company or one quarter of the company’s board of directors or (b) one or more shareholders holding, in the aggregate, (i) at least five percent of the outstanding shares of the company and at least one percent of the voting power in the company or (ii) at least five percent of the voting power in the company.
The quorum required for a meeting of shareholders consists of at least two shareholders present in person or by proxies who hold or represent in the aggregate at least 33.3% of our issued share capital. A meeting adjourned for lack of a quorum is adjourned to the same day in the following week at the same time and place or any time and place as the chairman of the meeting determines. At such reconvened meeting, the required quorum consists of any two shareholders present in person or by proxy.
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

MERGERS AND ACQUISITIONS; TENDER OFFERS; ANTI-TAKEOVER PROVISION
The Companies Law includes provisions allowing corporate mergers. These provisions require that the board of directors of each company that is party to the merger approve the transaction, except in limited circumstances. In addition, the shareholders of each company must approve the merger by a vote of the majority of the company’s shares, present and voting on the proposed merger at a shareholders’ meeting, called on at least 35 days’ prior notice. In determining whether the requisite majority has approved the merger, shares held by the other party to the merger or any person holding at least 25% of such other party, are excluded from the vote. If the merger would have been approved but for the exclusion of the votes of certain shareholders as provided above, a court may still approve the merger upon the request of holders of at least 25% of the voting rights of a company, if the court holds that the merger is fair and reasonable, taking into account the valuation of the parties to the merger and the consideration offered to the shareholders. Upon the request of a creditor of either party to the proposed merger, the court may delay or prevent the merger if it concludes that there exists a reasonable concern that, as a result of the merger, the surviving company will be unable to satisfy the obligations of any of the parties to the merger, and the court may also provide instructions to assure the rights of creditors. In addition, a merger may not be completed unless at least 50 days have elapsed from the date that a notice of the merger was filed with the Israel Registrar of Companies and at least 30 days have elapsed from the date that shareholder approval of both merging companies was obtained. The Companies Law also provides that, except in certain circumstances set forth in the Companies Law, the acquisition of shares in a public company must be made by means of a special tender offer if, as a result of the acquisition, the purchaser would become a 25% shareholder of the company. The rule does not apply if there already is another 25% shareholder of the company. Similarly, the law provides that an acquisition of shares in a public company must be made by means of a special tender offer if, as a result of the acquisition, the purchaser would become a greater than 45% shareholder of the company, unless there already is a greater than 45% shareholder of the company. These requirements do not apply if, in general, the acquisition (1) was made in a private placement that received the approval of the company’s shareholders; (2) was from a 25% or greater shareholder of the company which resulted in the acquirer becoming a 25% or greater shareholder of the company, or (3) was from a greater than 45% shareholder of the company which resulted in the acquirer becoming a greater than 45% shareholder of the company. The tender offer must be extended to all shareholders, but the offeror is not required to purchase more than 5% of the company’s outstanding shares, regardless of how many shares are tendered by shareholders (if more shares are tendered than proposed by the purchaser to be purchased, the purchaser will purchase from all tendering shareholders the amount of shares proposed to be purchased, on a pro rata basis). The tender offer may be consummated only if (i) at least 5% of the company’s outstanding shares will be acquired by the offeror, and (ii) the number of shares tendered in the offer exceeds the number of shares, the holders of which objected to the offer.
In addition, the Companies Law provides that if, following any acquisition of shares of a public company, the purchaser would hold 90% or more of the shares of the company, such acquisition must be made by means of a full tender offer for all of the target company’s shares. An acquirer who wishes to eliminate all minority shareholders must do so by means of a full tender offer and acquire such amount of shares that will cause him to hold more than 95% of the outstanding shares of the target company. If less than 5% of the outstanding shares are not tendered, all of the shares that the acquirer offered to purchase will be transferred to the acquirer by operation of law. The Companies Law provides for appraisal rights if any shareholder files a request in court within three months following the consummation of a full tender offer. If more than 5% of the outstanding shares are not tendered in the full tender offer, the acquirer may not acquire tendered shares if by doing so the acquirer would own more than 90% of the outstanding shares of the target company.
Our Articles of Association contain provisions that could delay, defer or prevent a change in our control. These provisions include advance notice requirements and the ability of shareholders to elect directors (other than external directors) for a term that expires either at the annual general meeting of our shareholders held in the first year following their election or at the annual general meeting of our shareholders held in the third year following their election. The term of service for each director is determined by the shareholders at the time of election of such director. Under the advance notice requirements, shareholders, holding, at least, one percent (1%) of the voting rights in the issued share capital of the Company, seeking to propose items for inclusion on the agenda for a general meeting of shareholders, must submit those items in writing to our corporate secretary not less than 60 days (or not less than 90 days for the nomination of candidates for election of directors) and not more than 120 days prior to the particular meeting.
BOARD PRACTICES
Under our Articles of Association, our board can, at its discretion, cause the Company to borrow money or secure the payment of any sum upon terms and conditions it deems fit. The board can utilize this power through various methods, including the issuance of bonds or debentures, or mortgages, charges or other securities on the whole of the Company or any part of it.

According to recent amendments to our Article of Association approved at our annual shareholder’s meeting held at December 17, 2010, our board of directors (other than external directors) are elected for a term that expires either at the annual general meeting of our shareholders held in the first year following their election or at the annual general meeting of our shareholders held in the third year following their election. The term of service for each director (other than external directors) would be determined by the shareholders at the time of the election of such director The terms for these directors will expire at the annual shareholder meetings in 2011 and 2013. The General Meeting may, by a Special Resolution, remove any Director(s) from office, and elect Directors instead of Directors so removed or fill any vacancy in the Board of Directors unless such vacancy was filled by the Board of Directors.
EXTERNAL DIRECTORS
Qualifications
We are subject to the provisions of the Companies Law. Under the Companies Law, companies incorporated under the laws of the State of Israel whose shares have been offered to the public in or outside of Israel are required to appoint at least two external directors. At least one of the external directors should have a “financial and accounting expertise” and the other external directors should have a “professional qualification”. Certain regulations promulgated under the Companies Law set out the conditions and criteria for a director qualifying as having a “financial and accounting expertise” or a “professional qualification”. A director with financial and accounting expertise is a director who, due to his or her education, experience and skills, possesses capabilities relating to and an understanding of business and accounting matters and financial statements, which enable him or her to understand in depth the company’s financial statements and to initiate a debate regarding the manner in which the company’s financial information is presented. A director who meets a professional qualification is a director who satisfies one of the following requirements: (i) the director holds an academic degree in either economics, business administration, accounting, law or public administration, (ii) the director either holds another academic degree or has obtained other higher education in the company’s primary field of business or in an area that is relevant to his or her position, (iii) the director has at least five (5) years of experience serving in one of the following capacities or an aggregate of at least five (5) years of experience in two or more of the following capacities: (a) a senior business management position of a company with a substantial scope of business, (b) a senior position in the primary field of business of the company or (c) a senior public administration position. A proposed external director must submit to the company a declaration as to his or her compliance with the requirements for his or her election as an external director (including with respect to such person’s financial and accounting expertise or professional qualification). The board of directors should determine the minimum number of directors who should have financial and accounting expertise in addition to at least one external director. In determining such number, the board of directors shall consider, among other things, the type and size of the company and the scope and complexity of its operations. The Companies Law provides that a person may not be appointed as an external director if the person or the person’s relative, partner, employer or any entity under the person’s control, has, as of the date of the person’s appointment to serve as external director, or had, at any time during the two years preceding that date, any affiliation with the company, any entity controlling the company or any entity controlled by the company or by the controlling entity of the company. The term “affiliation” includes:
•	an employment relationship;
•	a business or professional relationship maintained on a regular basis;
•	control; and
•	service as an office holder (other than as a director that has been appointed as an external director of a company that is intending to consummate its initial public offering).
“Office holder” is defined as a director, general manager, chief business manager, deputy general manager, vice general manager, executive vice president, vice president, other manager directly subordinate to the general manager or any other person assuming the responsibilities of any of the foregoing positions, without regard to such person’s title.
In addition, no person can serve as an external director if the person’s position or other business activities create, or may create, a conflict of interest with the person’s responsibilities as an external director or may otherwise interfere with the person’s ability to serve as an external director. Until the lapse of two years from termination of office, a company may not engage a former external director to serve as an office holder and cannot employ or receive services from that person, either directly or indirectly, including through a corporation controlled by that person.
Election
External directors are to be elected by a majority vote at a shareholders’ meeting, provided that either (i) the shareholder approval includes the approval of the holders of at least one third of the shares of non-controlling shareholders who vote at the meeting (disregarding abstentions) or (b) the total number of shares of non-controlling shareholders who vote against the transaction does not exceed one percent (1%) of the aggregate voting rights in the company.

The initial term of an external director is three years, and he or she may be reelected to one additional term of three years and thereafter for additional three year terms, if both the audit committee and the board of directors confirm that in light of the expertise and contribution of the external director, the extension of such external director’s term would be in the interest of our company. External directors may be removed from office only by the same percentage of shareholders as is required for their election, or by a court, and then only if the external directors cease to meet the statutory qualifications for their appointment or if they violate their duty of loyalty to the company. If an external directorship becomes vacant, our board of directors is required under the Companies Law to call a shareholders’ meeting immediately to appoint a new external director. Each committee of a company’s board of directors that has the power to exercise discretion of the board is required to include at least one external director, and all external directors have to be members of the company’s audit committee. If at the time of appointment of an external director all of the members of the board of directors are of one gender, the appointed external director must be of the other gender.
External directors are entitled to compensation as provided in regulations promulgated under the Companies Law and are otherwise prohibited from receiving any other compensation, directly or indirectly, from the company.
INDEPENDENT DIRECTORS
We are subject to the rules of NASDAQ applicable to listed companies. Under the NASDAQ rules, a majority of our board of directors must be comprised of independent directors, and we are required to appoint a minimum of three independent directors on our audit committee. The independence standard under the NASDAQ rules excludes current employees, former employees of a company or of any of its affiliates for a period of three years after cessation of employment, as well as any immediate family member of an executive officer of a company or of any of its affiliates. Except for our Daniel Borislow, our President and Chief Executive Officer, and Dr. Yuen Wah Sing, President — TigerJet, all of our current directors meet the independence standards of the NASDAQ rules and we currently comply with the foregoing requirements.
INTERNAL AUDITOR
The Companies Law also requires us to appoint an internal auditor nominated by the audit committee. The role of the internal auditor is to examine, among other matters, whether the company’s actions comply with the law and orderly business procedure. Under the Companies Law, the internal auditor may not be an interested party, an office holder or an affiliate, or a relative of an interested party, nor may the internal auditor be the company’s independent accountant or its representative. The firm of Brukner Ingber is acting as the internal auditor for VocalTec..
APPROVAL OF RELATED PARTY TRANSACTIONS UNDER ISRAELI LAW
The Companies Law imposes a duty of care and a duty of loyalty on all of a company’s office holders (as defined under “External Directors” above), including directors and executive officers. The duty of care requires an office holder to act with the level of care that a reasonable office holder in the same position would have acted under the same circumstances. The duty of care includes a duty for an office holder to use reasonable means to obtain:
•	information regarding the advisability of a given action submitted for his or her approval or performed by him or her by virtue of his or her position; and
•	all other important information pertaining to such action.
The duty of loyalty generally requires an office holder to act in good faith and for the benefit of the company, and includes a duty to:
•	refrain from any conflict of interest between the performance of his or her duties for the company and his or her personal affairs;
•	refrain from any activity that is competitive with the company;
•	refrain from exploiting any business opportunity of the company to receive a personal gain for himself or herself or others; and
•	disclose to the company any information or documents relating to a company’s affairs that the office holder has received due to his or her position as an office holder.
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
A transaction that is adverse to the company’s interest cannot be approved. If the transaction is an extraordinary transaction under the Companies Law, then, in addition to any approval stipulated by the Articles of Association, it also requires audit committee approval before board approval and, in certain specified circumstances, subsequent shareholder approval.

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
Disclosure of Personal Interests of an Office Holder
The Companies Law requires that an office holder of a company disclose to the company promptly, and, in any event, not later than the first board meeting at which the transaction is discussed, any direct or indirect personal interest that he or she may have and all related material information known to him or her relating to any existing or proposed transaction by the company.
If the transaction is an “extraordinary transaction”, the office holder must also disclose any personal interest held by:
•	the office holder’s spouse, siblings, parents, grandparents, descendants, spouse’s descendants and the spouses of any of such people; or
•	any corporation in which the office holder is a 5% or greater shareholder, director or general manager or in which he or she has the right to appoint at least one director or the general manager.
Under the Companies Law, an “extraordinary transaction” is a transaction:
•	other than in the ordinary course of business;
•	that is not on market terms; or
•	that is likely to have a material impact on a company’s profitability, assets or liabilities.
If a transaction is an “extraordinary transaction”, first the audit committee and then the board of directors, in that order, must approve the transaction. Under specific circumstances, shareholder approval may also be required. A director who has a personal interest in the approval of a transaction that is submitted to approval of the audit committee or the board of directors generally may not be present during the deliberations and shall not take part in the voting of the audit committee or of the board of directors on such transaction. Notwithstanding the above, a director may be present at a deliberation of the audit committee and the board of directors and may take part in the voting, if the majority of the members of the audit committee or the board of directors, as the case may be, have a personal interest in the approval of the transaction, in which case the transaction shall also require the approval of the shareholders of the company.
Each person listed in the table under “Directors and Senior Management” in Item 6A above is considered an office holder under the Companies Law.
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

EXEMPTION
Under the Companies Law, an Israeli company may not exempt an office holder from liability with respect to a breach of his duty of loyalty, but may exempt in advance an office holder from his liability to the company, in whole or in part, with respect to a breach of his duty of care (other than with respect to a breach of duty of care with respect to the distribution of a dividend or redemption of the company’s securities). Under the Companies Law, a company may not indemnify an office holder, nor enter into an insurance contract that would provide coverage for any monetary liability incurred as a result of any of the following:
•	a breach by the office holder of his duty of loyalty, unless the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;
•
a breach by the office holder of his duty of care, if such breach was done intentionally or in disregard of the circumstances of the breach or its consequences, other than a breach committed solely by negligence;

•	any act or omission done with the intent to derive an illegal personal benefit; or
•	any fine levied against the office holder as a result of a criminal offense.
OFFICE HOLDER INSURANCE
Our Articles of Association provide that, subject to the provisions of the Companies Law, we may enter into a contract for the insurance of the liability of any of our office holders with respect to:
•	a breach of his duty of care to us or to another person;
•	a breach of his duty of loyalty to us, provided that the office holder acted in good faith and had reasonable cause to assume that his act would not prejudice our interests; or
•	a financial liability imposed upon him in favor of another person concerning an act performed by him in his capacity as an office holder.
INDEMNIFICATION OF OFFICE HOLDERS
Our Articles of Association provide that we may indemnify an office holder against:
•
a financial liability imposed on him in favor of another person by any judgment, including a settlement or an arbitrator’s award approved by a court concerning an act performed in his capacity as an office holder;

•
reasonable litigation expenses, including attorneys’ fees, expended by the office holder or charged to him by a court, in proceedings we institute against him or instituted on our behalf or by another person, or in a criminal charge from which he was acquitted, or in which he was convicted of an offence that does not require proof of criminal intent; or

•
reasonable litigation expenses, including attorneys’ fees, expended by the office holder as a result of an investigation or proceeding instituted against him by an authority authorized to conduct such investigation or proceeding, provided that (i) no indictment (as defined in the Companies Law) was filed against such office holder as a result of such investigation or proceeding, and (ii) no financial liability as a substitute for the criminal proceeding (as defined in the Companies Law) was imposed upon him as a result of such investigation or proceeding or if such financial liability was imposed, it was imposed with respect to an offence that does not require proof of criminal intent.

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
AMENDMENT NO. 16 TO THE COMPANIES LAW
On March 7, 2011 amendment no. 16 (“Amendment 16”) to the Companies Law was enacted by the Israeli Knesset. Amendment 16, which will come into effect on May 14, 2011, places a special emphasis on the autonomy of the board of directors and the external directors and on the composition and responsibilities of the audit committee.

Under Amendment 16, among others: (i) the approval of certain interested party transactions will require the affirmative vote of a majority of the shares and in addition either that (a) the majority (rather than one third) of the shares held by shareholders who do not have a personal interest in the transaction attending in person or represented by proxy have voted in favor of the proposal (shares held by abstaining shareholders shall not be considered) or (b) that the total number of disinterested shares voted against the proposal does not exceed 2% (rather than 1%) of the aggregate voting rights; (ii) the approval of the appointment of an external director will require the affirmative vote of a majority of the shares and in addition either that (a) the majority (rather than one third) of the shares held by shareholders who are not controlling shareholders attending in person or represented by proxy have voted in favor of the proposal (shares held by abstaining shareholders shall not be considered) or (b) that the total number of disinterested shares voted against the proposal does not exceed 2% (rather than 1%) of the aggregate voting rights; (iii) the majority of members of the audit committee shall be independent directors (as defined under Amendment 16), and the audit committee chairman shall be an external director (which is currently the composition of our audit committee); (iv) the quorum required to determine a decision of the audit committee shall be not less than a majority of the independent directors, including at least one external director; and (v) the audit committee shall determine whether certain related party transactions are considered extraordinary transactions for the purpose of the Companies Law and should be approved as such.
10.C. MATERIAL CONTRACTS NOT IN THE ORDINARY COURSE OF BUSINESS
We have not entered into any material contracts, other than contracts entered into in the ordinary course of business.
10.D. EXCHANGE CONTROLS
There are currently no Israeli currency control restrictions on payments of dividends or other distributions with respect to our ordinary shares or the proceeds from the sale of shares, provided that any applicable Israeli taxes have been paid (or withheld) on such amounts, except for the obligation of Israeli residents to file reports with the Bank of Israel regarding certain transactions. However, legislation remains in effect, pursuant to which currency controls can be imposed by administrative action at any time.
Neither our Articles of Association nor the laws of the State of Israel restrict in any way the ownership or voting of ordinary shares by non-residents of Israel, except with respect to citizens of countries that are in a state of war with Israel.
10.E. TAXATION AND GOVERNMENT PROGRAMS
The following is a summary of the current tax regime, which is applicable to companies in Israel, with special reference to its effect on us. The following also contains a discussion of material Israeli and U.S. tax consequences to our shareholders and government programs from which we benefit. The following also contains a discussion of certain Israeli and U.S. tax consequences to persons purchasing our ordinary shares. To the extent that the discussion is based on new tax legislation, which has yet to be subject to judicial or administrative interpretation, there can be no assurance that the views expressed in the discussion will accord with any such interpretation in the future. The discussion is not intended and should not be construed as legal or professional tax advice and is not exhaustive of all possible tax considerations.
The following description is included herein as general information only and is not intended as a substitute for a careful tax planning. Accordingly, each investor should consult his or her own tax advisor as to the particular tax consequences to such investor of the purchase, ownership or sale of an ordinary share, including the effect of applicable state, local, foreign or other tax laws and possible changes in tax laws.
ISRAELI TAX CONSIDERATIONS AND GOVERNMENT PROGRAMS
GENERAL CORPORATE TAX STRUCTURE IN ISRAEL
Israeli companies are generally subject to corporate tax at the rate of 24% in 2011 (25% in 2010). The Israeli corporate tax rate is scheduled to be gradually reduced to 18% by the year 2016 (2012 — 23%, 2013 — 22%, 2014 — 21%, 2015 — 20%, 2016 and thereafter — 18%). However, the effective corporate tax rate payable by a company that derives income from an Approved Enterprise or a Preferred Enterprise (as discussed below) may be considerably less. Capital gains generated by an Israeli company are generally subject to tax at the corporate tax rate.
LAW FOR THE ENCOURAGEMENT OF INDUSTRY (TAXES), 5729-1969
The Law for the Encouragement of Industry (Taxes), 5729 — 1969, generally referred to as the “Encouragement of Industry Law”, provides several tax benefits for “Industrial Companies”. Pursuant to the Encouragement of Industry Law, a company qualifies as an Industrial Company if it is a resident of Israel and at least 90% of its gross income in any tax year (exclusive of income from certain defense loans) is generated from an “Industrial Enterprise” that it owns. An Industrial Enterprise is defined as an enterprise whose principal activity, in a given tax year, is industrial manufacturing.

An Industrial Company is entitled to certain tax benefits, including: (i) a deduction of the cost of purchases of patents, know-how and certain other intangible property rights (other than goodwill) used for the development or promotion of the Industrial Enterprise over a period of eight years, beginning from the year in which such rights were first used, (ii) the right to elect to file consolidated tax returns with additional Israeli Industrial Companies controlled by it, and (iii) the right to deduct expenses related to public offerings in equal amounts over a period of three years beginning from the year of the offering.
Eligibility for benefits under the Encouragement of Industry Law is not contingent upon the approval of any governmental authority. We believe that we currently qualify as an Industrial Company but there is no assurance that we qualify or will continue to qualify as an Industrial Company or that the benefits described above will be available in the future.
LAW FOR THE ENCOURAGEMENT OF CAPITAL INVESTMENTS, 5719-1959
The Law for the Encouragement of Capital Investments, 5719-1959, generally referred to as the “Investment Law”, provides that a capital investment in eligible facilities may, upon application to the Investment Center of the Ministry of Industry, Trade and Labor of the State of Israel (the “Investment Center”), be designated as an “Approved Enterprise”. Each certificate of approval for an Approved Enterprise relates to a specific investment program delineated both by its financial scope, including its sources of capital, and by its physical characteristics, e.g., the equipment to be purchased and utilized pursuant to the program. The tax benefits generated from any such certificate of approval relate only to taxable income attributable to the specific Approved Enterprise.
A company owning an Approved Enterprise is eligible for a combination of grants and tax benefits (the “Grant Track”). The tax benefits under the Grant Track include accelerated depreciation and amortization for tax purposes, as well as the taxation of income generated from an Approved Enterprise at the maximum corporate tax rate of 25%, for a certain period of time. The benefit period is ordinarily seven years commencing with the year in which the Approved Enterprise first generates taxable income. The benefit period is limited to twelve years from the earlier of the commencement of production by the Approved Enterprise or 14 years from the date of approval of the Approved Enterprise.
A company which qualifies as a foreign investment company (a “FIC”), will be eligible for a three-year extension of tax benefits following the expiration of the seven-year period referenced above. In addition, in the event that the level of foreign ownership in an Approved Enterprise reaches 49% or higher, the corporate tax rate applicable to income earned from the Approved Enterprise is reduced as follows:

% of Foreign Ownership	Tax Rate
49% or more but less than 74%	20%
74% or more but less than 90%	15%
90% or more	10%
A company qualifies as a FIC if (i) it has received at least NIS 5 million in loans (for a minimum period of three years) or as investment in share capital from a foreign resident who is consequently entitled to at least 25% of the “rights” in the company (consisting of profit sharing rights, voting rights and appointment of directors), or (ii) if a foreign resident has purchased the company’s shares from an existing shareholder, consequently entitling the foreign shareholder to at least 25% of such rights in the company provided that the company’s outstanding and paid-up share capital exceeds NIS 5 million.
A company owning an Approved Enterprise that was approved on or after April 1, 1986 may elect to forego its entitlement to grants and tax benefits under the Grant Track and apply for an alternative package of tax benefits for a benefit period of between seven and ten years (the “Alternative Track”). The benefit period is limited to 12 years from the commencement of production of the Approved Enterprise or 14 years from the date of approval. These benefits provide that undistributed income from the Approved Enterprise is generally fully exempt from corporate tax for a defined period ranging generally between two and ten years from the first year of taxable income, depending principally upon the location of the enterprise within Israel and the type of the Approved Enterprise. Upon expiration of such tax exempt benefit period, the Approved Enterprise is subject to tax at the rate of 25% (or a lower rate in the case of a FIC), for the remainder of the applicable benefit period. However, a company that pays a dividend out of income generated from the Approved Enterprise(s) during the tax exemption period will be subject to deferred corporate tax with respect to the amount distributed (grossed up with the effective corporate tax rate which would have applied had the company not enjoyed the exemption) at the rate which would have applied had such company not elected the Alternative Track. This rate ranges between 10% and 25% depending on the percentage of foreign ownership in the company.
Certain of our production and development facilities have been granted approved enterprise status pursuant to the Investment Law. We believe that our Approved Enterprise programs substantially comply with all such conditions at present, but there can be no assurance that this situation remains the same in the future. However, Entitlement to these benefits is subject to the final ratification of the Investment Center, and is conditioned upon fulfillment of all terms of the approved program. However, there is no assurance that our group companies which were granted the status of Approved Enterprise for some of their facilities will obtain such an approval for additional enterprises owned by them, or that the provisions of the Investment Law will not change with respect to future approvals. In the event of our failure to comply with these conditions, the tax benefits, as well as other benefits could be canceled, in whole or in part, and we might be required to refund the amount of the benefits, linked to the Israeli consumer price index, with interest.

The Israeli Parliament recently approved an amendment to the Investment Law (the “New Amendment”). The New Amendment significantly revising the tax incentive regime in Israel, commencing on January, 1 2011. The New Amendment introduced a new status of “Preferred Company” and “Preferred Enterprise”, replacing the existed status of “Beneficiary Company” and “Benefited Enterprise”. Similarly to “Beneficiary Company”, a Preferred Company is an industrial company owning a Preferred Enterprise which meets certain conditions (including a minimum threshold of 25% export). However, under the New Amendment the requirement for a minimum investment in productive assets in order to be eligible for the benefits granted under the Investment Law as with respect to “Benefited Enterprise” was cancelled.
Preferred Company is entitled to a reduced flat tax rate with respect to income generated by its Preferred Enterprise, at the following rates:

	Development Region	Other Areas Within
Tax Year	“A”	Israel
2011-2012	10%	15%
2013-2014	7%	12.5%
2015 onwards	6%	12%
In addition, the New Amendment introduced a new status of a Preferred Company owning “Special Preferred Enterprise” — which is an industrial company meeting (in addition to the conditions prescribed for Preferred Enterprise”) certain additional conditions (including that the total preferred enterprise income of the preferred enterprise is at least NIS 1.5 billion in the given tax year). The tax rate applicable for a period of 10 years to income generated by such company will be reduced to 5%, if located in Development Region “A”, or to 8%, if located in other area within the State of Israel.
Dividend distributed from income which is attributed to “Preferred Enterprise”/“Special Preferred Enterprise” will be subject to withholding tax at source at the following rates: (i) Israeli resident corporation — 0%, (ii) Israeli resident individual — 15% (iii) non-Israeli resident — 15%, subject to a reduced tax rate under the provisions of an applicable double tax treaty.
The New Amendment also revised the Grant Track to apply only to approved programs located in Development Region “A” and shall provide not only cash grants (as prior to the New Amendment) but also the granting of loans. The rates for grants and loans shall not be fixed but up to 20% of the amount of the approved investment (may be increased with additional 4%). A company received cash grants and loans under the amended Grant Track may be entitled to receive also the tax benefits as Preferred Company.
The provisions of the New Amendment shall not apply to a company already owning “Benefited Enterprise” or “Approved Enterprise” which will continue to benefit from the tax benefits under the Investment Law in effect prior to the New Amendment unless such company has otherwise elected by filing with the Israeli Tax Authority. A company owning a “Beneficiary Enterprise” or “Approved Enterprise” that makes such election by July 30, 2015, will be entitled to distribute income generated by the Approved/Benefited Enterprise to its Israeli company shareholders tax free (instead of 15%).
From time to time, the Government of Israel has changed or has been contemplating to reduce or change the benefits available to companies under the Investment Law. The termination or substantial reduction of any of the benefits available under the Investment Law could have a material effect on future investments made by our company in Israel.
GRANTS UNDER THE LAW FOR THE ENCOURAGEMENT OF INDUSTRIAL RESEARCH AND DEVELOPMENT, 1984
Under the law for the Encouragement of Industrial Research and Development, 1984 (the “R&D Law”), Israeli companies that meet specified criteria and are approved by a committee of the Office of Chief Scientist (the “OCS”) (the “Approved Company”), are eligible for grants of up to 50% of their R&D program’s expenses. Any intellectual property developed using the OCS funds must be fully and originally owned by the Approved Company.
The Approved Company is subject to certain obligations under the R&D Law. The pertinent obligations are as follows:
(a)
Royalties — the Approved Company is bound to pay royalties to the OCS of any revenues derived in connection with products (and related services) developed (in all or in part) according to, or as a result of, a research and development program funded by the OCS (at rates which are determined under the Encouragement of Industrial Research and Development (Rate of Royalties and Rules for the Payment thereof), Regulations, 1996 (the “Regulations”))), up to the aggregate amount of the total grants received by the OCS, plus Annual Interest (as defined in the Regulations).

(b)
Local Manufacturing Obligation: Products developed as a result of OCS funded R&D must, as a general matter, be manufactured in Israel. The transfer of manufacturing capacity outside of Israel is subject to the OCS’s prior written approval and the payment royalties at an increased rate, up to 300% of the grant amount plus interest, depending on the manufacturing volume that is performed outside of Israel. The transfer of no more than 10% of the manufacturing capacity in the aggregate is exempt under the R&D Law from obtaining the prior approval of the OCS. The Approved Company also has the option of declaring in its OCS grant application the intention to exercise a portion of the manufacturing capacity abroad, thus avoiding the need to obtain additional approval. On January 6, 2011, the Israeli Knesset passed an Amendment to the R&D Law (the “Amendment”), which clarifies that an increased royalties rate (up to 300% of the aggregate grant amount) will be due even in those cases where the OCS approval for transfer of manufacturing capacity is not required, namely where the volume of the transferred manufacturing rights is less than 10% of capacity, and when the Company received an advance approval to manufacture abroad in the framework of its OCS grant application.

(c)
Know-How transfer limitation: The Israeli R&D Law restricts the ability to transfer abroad of know-how funded by OCS. Transfer of such know-how requires prior OCS approval and is subject to payment of a redemption fee to the OCS calculated according to formulae provided under the R&D Law. Prior to the Amendment, the formula for redemption fees in the case of transfer in the framework of a share purchase whereby the Approved Company ceases to exist as an Israeli entity was based on the ratio between the aggregate amounts of the OCS grants to total amount of investment in the Approved Company multiplied by merger sale price. Under the Amendment the redemption fee formula is now based on the ratio between the aggregate OCS grants to the Approved Company’s aggregate R&D expenses, multiplied by the merger sale price. Consequently, the redemption fees in the case of merger are likely to be significantly higher, creating a greater disincentive than before for the export of OCS-funded knowledge by way of the share purchase transactions. While the Amendment mentions that regulations will be enacted setting maximum amounts for the increased OCS redemption fees, such regulations have not yet been promulgated.

The restrictions under the R&D Law will continue to apply even after the Company has repaid the full amount of royalties payable pursuant to the grants.
Failure to meet the R&D Law’s requirements may subject the Company to mandatory repayment of grants received by the Company (together with interest and penalties), as well as expose it to criminal proceedings. In addition, the Government of Israel may from time to time audit sales of products which it claims incorporates technology funded through OCS programs which may lead to additional royalties being payable on additional products.
TAXATION OF OUR SHAREHOLDERS
Capital Gains
Capital gains tax is imposed on the disposal of capital assets by an Israeli resident and on the disposal of such assets by a non- Israel resident if those assets are either (i) located in Israel; (ii) shares or rights to shares in an Israeli resident company, or (iii) represent, directly or indirectly, rights to assets located in Israel. The Israeli Income Tax Ordinance distinguishes between “Real Capital Gain” and “Inflationary Surplus”. The Real Capital Gain on the disposition of a capital asset is the amount of total capital gain in excess of Inflationary Surplus. Inflationary Surplus is computed, generally, on the basis of the increase in the Israeli Consumer Price Index between the date of purchase and the date of disposal of the capital asset.
Real Capital Gain generated by a company is generally subject to tax at the corporate tax rate (24% in 2011). The Real Capital Gain accrued by individuals on the sale of an asset purchased on or after January 1, 2003 is taxed at the rate of 20%. However, if the individual shareholder is a “Controlling Shareholder” (i.e., a person who holds, directly or indirectly, alone or together with another, 10% or more of one of the Israeli resident company’s “means of control” (including, inter alia, the right to company profits, voting rights, the right to the company’s liquidation proceeds and the right to appoint a company director) at the time of sale or at any time during the preceding 12 month period, such gain will be taxed at the rate of 25%. The Real Capital Gain accrued on the sale of an asset purchased prior to January 1, 2003 will be subject to a tax at a weighted rate. The marginal tax rate for individuals (up to 45% in 2011) will be applied to the portion of the gain amount which bears the same ratio to the total gain realized as the ratio which the holding period commencing at the acquisition date and terminating on January 1, 2003 bears to the total holding period. The remainder of the gain realized will be subject to capital gains tax at the rates applicable to an asset purchased after January 1, 2003.
Individual and corporate shareholders dealing in securities in Israel are taxed at the tax rates applicable to business income (a tax rate of 24% for a corporation in 2011 and a marginal tax rate of up to 45% for an individual in 2011). Notwithstanding the foregoing, capital gains generated from the sale of securities by a non-Israeli shareholder may be exempt under the Israeli Income Tax Ordinance from Israeli taxes provided that all the following conditions are met: (i) the securities were purchased upon or after the registration of the securities on a stock exchange (this requirement generally does not apply to shares purchased on or after January 1, 2009), (ii) the seller of the securities does not have a permanent establishment in Israel to which the generated capital gain is attributed and (iii) if the seller is a corporation, less than 25% of its means of control are held, directly and indirectly, by Israeli resident shareholders. In addition, the sale of the securities may be exempt from Israeli capital gain tax under the provisions of an applicable tax treaty. For example, the Convention between the Government of the United States of America and the Government of Israel with respect to Taxes on Income (the “Israel-U.S.A. Double Tax Treaty”) exempts U.S. residents from Israeli capital gains tax in connection with such sale, provided that (i) the U.S. resident owned, directly or indirectly, less than 10% of the Israeli resident company’s voting power at any time within the 12-month period preceding such sale; (ii) the seller, if an individual, has been present in Israel for less than 183 days (in the aggregate) during the taxable year; and (iii) the capital gain from the sale was not generated through a permanent establishment of the U.S. resident in Israel.

Either the purchaser of the securities, the stockbrokers who effected the transaction or the financial institution holding the traded securities through which the payment to the seller is made is obligated, subject to the above-referenced exemptions, to withhold tax on the Real Capital Gains resulting from a sale of securities at the rate of 25% for a corporation and at the rate of 20% for individual.
A detailed return, including a computation of the tax due, must be filed and an advance payment must be paid on January 31 and June 30 of each tax year for sales of securities traded on a stock exchange made within the previous six months. However, if all tax due was withheld at the source according to applicable provisions of the Israeli Income Tax Ordinance and the regulations promulgated thereunder, the return does not need to be filed and an advance payment does not need to be made. Capital gains are also reportable on an annual income tax return.
Dividends
A distribution of dividend by our company from income attributed to an Approved Enterprise (either to individual or corporation) will be generally subject to tax in Israel at the rate of 15%, subject to a reduced rate under the provisions of any applicable double tax treaty. A distribution of dividend by our company from income attributed to a Preferred Enterprise will subject to tax in Israel at the following rates: Israeli resident individual — 15%, Israeli resident company — 0% and exempted for an Israeli resident company, foreign resident — 15%, subject to a reduced rate under the provisions of any applicable double tax treaty. A distribution of dividend from income, which is not attributed to an Approved Enterprise/Preferred Enterprise to an Israeli resident individual, will generally be subject to income tax at a rate of 20%. However, a 25% tax rate will apply if the dividend recipient is a “Controlling Shareholder” at the time of distribution or at any time during the preceding 12 months period. If the recipient of the dividend is an Israeli resident corporation, such dividend will be exempt from income tax provided the income from which such dividend is distributed was derived or accrued within Israel.
Under the Israeli Income Tax Ordinance, a non-Israeli resident (either individual or corporation) is generally subject to an Israeli income tax on the receipt of dividends at the rate of 20% (25% if the dividends recipient is a “Controlling Shareholder” (as defined above), at the time of distribution or at any time during the preceding 12 months period); those rates are subject to a reduced tax rate under the provisions of an applicable double tax treaty. Thus, under the U.S.-Israel Double Tax Treaty the following rates will apply in respect of dividends distributed by an Israeli resident company to a U.S. resident: (i) if the U.S. resident is a corporation which holds during that portion of the taxable year which precedes the date of payment of the dividend and during the whole of its prior taxable year (if any), at least 10% of the outstanding shares of the voting stock of the Israeli resident paying corporation and not more than 25% of the gross income of the Israeli resident paying corporation for such prior taxable year (if any) consists of certain type of interest or dividends — the tax rate is 12.5%, (ii) if both the conditions mentioned in section (i) above are met and the dividend is paid from an Israeli resident company’s income which was entitled to a reduced tax rate applicable to an Approved Enterprise — the tax rate is 15%, and (iii) in all other cases, the tax rate is 25%. The aforementioned rates under the Israel U.S. Double Tax Treaty will not apply if the dividend income was derived through a permanent establishment of the U.S. resident in Israel.
Our company is obligated to withhold tax, upon the distribution of a dividend attributed to an Approved Enterprise’s income, from the amount distributed, at the following rates: (i) Israeli resident corporation — 15%, (ii) Israeli resident individual — 15%, and (iii) non-Israeli resident — 15%, subject to a reduced tax rate under the provisions of an applicable double tax treaty. If a dividend is distributed from an income attributed to the Preferred Enterprise, the following withholding tax rates will apply: (i) Israeli resident corporation — 0%, (ii) Israeli resident individual — 15% (iii) non-Israeli resident — 15%, subject to a reduced tax rate under the provisions of an applicable double tax treaty. If the dividend is distributed from an income not attributed to the Approved Enterprise/Preferred Enterprise, the following withholding tax rates will apply: (i) Israeli resident corporation — 0%, (ii) Israeli resident individual — 20% (iii) non-Israeli resident — 20%, subject to a reduced tax rate under the provisions of an applicable double tax treaty.
UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS
The following discussion of United States federal income tax considerations is based on the United States Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations, judicial decisions and published positions of the United States Internal Revenue Service (the “IRS”), all as in effect on the date hereof. This discussion does not address all aspects of United States federal income taxation (including potential application of the alternative minimum tax) that may be relevant to a particular shareholder based on such shareholder’s particular circumstances. In particular, the following discussion does not address the United States federal income tax consequences of purchasing, holding or disposing of our ordinary shares to shareholders who own (directly, indirectly constructively or through attribution) 10% or more of our outstanding voting stock, who hold our stock as part of a straddle or hedging or conversion transaction, or who are broker-dealers, traders in securities who elect to mark-to-market, insurance companies, tax-exempt organizations, banks, financial institutions, non-resident aliens of the United States, partnerships or entities classified as partnerships for U.S. federal income tax purposes or U.S. Holders (as defined below) whose functional currency is not the U.S. dollar. The following discussion also does not address any aspect of State, local or non-United States tax laws. Further, this summary generally considers only a U.S. Holder that will own our ordinary shares as capital assets (generally, assets held for investment). Each prospective investor should consult its tax advisor with respect to the specific United States federal, state and local tax consequences of purchasing, holding or disposing of our ordinary shares.

TAXATION OF U.S. HOLDERS
For purposes of this discussion, a “U.S. Holder” means any beneficial owner of our ordinary shares who, for United States federal income tax purposes, is: (i) a citizen or resident of the United States; (ii) a corporation or entity treated as a corporation organized in or under the laws of the United States or any state thereof or the District of Columbia; (iii) an estate the income of which is subject to United States federal income taxation regardless of source; or (iv) a trust, if a United States court is able to exercise primary supervision over its administration and one or more United States persons have the authority to control all of its substantial decisions or a trust that was in existence on August 20, 1996 and validly elected to continue to be treated as a domestic trust. A “Non-U.S. Holder” is any beneficial owner other than a U.S. Holder. If a partnership or any other entity or arrangement treated as a partnership holds our ordinary shares, the United States federal income tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. If you are a partner in a partnership holding our ordinary shares, you should consult your tax advisor.
DISTRIBUTIONS. We do not anticipate that we will make distributions to shareholders in the foreseeable future. If we do make any such distributions, the gross amount of such distributions (before reduction for any Israeli withholding tax) will be included in the gross income of U.S. Holders to the extent of our earnings and profits, as calculated under United States federal income tax principles. Such dividends will not qualify for the dividends received deduction available in certain circumstances to corporate holders. To the extent that any such distribution exceeds our earnings and profits, such distribution will be treated as a non-taxable return of capital to the extent of the U.S. Holder’s adjusted basis in our ordinary shares and thereafter as taxable capital gain. For United States federal income tax purposes, the amount of any dividend that we pay in NIS to a U.S. Holder will equal the U.S. dollar value of such NIS at the exchange rate in effect on the date the dividend is considered to be received by the U.S. Holder, regardless of whether the NIS are actually converted into U.S. dollars at that time. A U.S. Holder who receives a foreign currency distribution and converts the foreign currency into U.S. dollars subsequent to receipt will have foreign exchange gain or loss, based on any appreciation or depreciation in the value of the foreign currency against the U.S. dollar, which will generally be United States source ordinary income or loss.
REDUCED TAX RATES FOR CERTAIN DIVIDENDS. For taxable years before January 1, 2013, a dividend paid by us to certain shareholders will be taxed at the preferential tax rates applicable to long-term capital gains if (a) we are a “qualified foreign corporation” (as defined below), (b) the U.S. Holder receiving such dividend is an individual, estate, or trust and (c) such dividend is paid on our ordinary shares that have been held by such U.S. Holder for more than 60 days during the 120-day period beginning 60 days before the “ex-dividend date” (i.e., the first date that a purchaser of such Share will not be entitled to receive such dividend).
Generally, we may be considered a “qualified foreign corporation” (a “QFC”) if we are eligible for the benefits of a comprehensive income tax treaty with the United States which includes an information exchange program that the IRS determines is satisfactory. However, even if we are so eligible, we will not be treated as a QFC if we were a PFIC for the taxable year during which we paid a dividend or for the preceding taxable year.
CREDIT FOR ISRAELI TAXES WITHHELD. Any dividends that we pay to a U.S. Holder with respect to our ordinary shares generally will be treated for United States federal income tax purposes as foreign-source income. Subject to certain conditions and limitations, any Israeli taxes withheld or paid with respect to dividends on our ordinary shares generally will be eligible for credit against the U.S. Holder’s United States federal income tax liability. Such limitations include extensive separate computation rules under which foreign tax credits allowable with respect to specific classes of foreign-source income cannot exceed the United States federal income taxes otherwise payable with respect to such classes of income. Subject to the particular circumstances of a U.S. Holder, any dividends with respect to our ordinary shares generally will be classified as “passive income” for foreign tax credit purposes.
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

CONTROLLED FOREIGN CORPORATION STATUS
We have determined that we do not meet the definition of a controlled foreign corporation (“CFC”) for United States federal income tax purposes.
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
BACKUP WITHHOLDING AND INFORMATION REPORTING
Under the Code, under certain circumstances, United States tax information reporting and “backup withholding” of United States federal income tax on dividends on, and the proceeds of dispositions of, our ordinary shares may apply to both U.S. Holders and Non-U.S. Holders. Backup withholding will not apply, however, to a holder who furnishes a correct taxpayer identification number or certificate of foreign status and makes any other required certification or who is otherwise exempt from backup withholding. Generally, a U.S. Holder will provide such certification on IRS Form W-9, and a non-U.S. Holder will provide such certification on IRS Form W-8. Any amounts withheld under the United States backup withholding rules will be allowed as a refund or credit against the U.S. Holder’s or the non-U.S. Holder’s United States federal income tax liability, provided the required information is furnished to the IRS.
10.F. DIVIDENDS AND PAYING AGENTS
Not applicable.
10.G. STATEMENT BY EXPERTS
Not applicable.
10.H. DOCUMENTS ON DISPLAY
We are subject to certain of the information reporting requirements of the Exchange Act. As a “foreign private issuer” we are exempt from the rules and regulations under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act, with respect to their purchase and sale of our shares. In addition, we are not required to file reports and financial statements with the Securities and Exchange Commission as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we file with the Securities and Exchange Commission an annual report on Form 20-F containing financial statements audited by an independent registered public accounting firm, within 180 days after the end of each fiscal year.
You may read and copy any document we file with the SEC at its public reference facilities at, 100 F Street, N.E., Room 1580, Washington, D.C. 20549 and at the SEC’s regional offices at 233 Broadway, New York, NY 10279 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, IL 60661. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. The SEC also maintains a web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of this web site is http://www.sec.gov. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities.
10.I. SUBSIDIARY INFORMATION
Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
We are exposed to financial market risks that are inherent in our financial statements, including changes in interest rates and foreign currency exchange rates that could adversely affect our results of operations or financial condition.
Exposure to Interest Rates
The primary objective of our investment activities is to preserve our capital until it is required to fund operations while at the same time maximizing the income we receive from our investments without incurring investment market volatility risk. Our investment income is sensitive to the general level of United States interest rates. In this regard, changes in the United States interest rates affect the interest earned on our cash and cash equivalents. Due to the short-term nature of our cash and cash equivalent holdings, a 10% movement in market interest rates would not materially impact on the total fair market value of our portfolio as of December 31, 2010.
Exposure to Exchange Rates
Our overseas expenses are incurred primarily in connection with the manufacturing of the magicJack® unit and expenses related to our operations in Israel. The majority of our overseas expenses are influenced by exchange rate fluctuations in local currencies, including NIS, Hong Kong dollars, Taiwan dollars and Chinese yuan. Due to the small percentage of our expenses that are influenced by exchange rate fluctuations, a 10% movement in currency exchange rates would not materially impact our results of operations.
Our results of operations are affected by a devaluation of the NIS against the U.S. dollar. A devaluation of the NIS in relation to the U.S. dollar will have the effect of decreasing the U.S. dollar value of some of our assets, mostly current assets, to the extent of the underlying value of which is NIS-based. Such a devaluation would also have the effect of reducing the dollar amount of any of our liabilities which are payable in NIS, unless such payables are linked to the U.S. dollar.
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
ITEM 15. CONTROLS AND PROCEDURES
15.A. EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES
The Company’s management has evaluated the effectiveness of the Company’s disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) as of December 31, 2010, the end of the period covered by this annual report. We maintain disclosure controls and procedures designed to ensure that the information required to be disclosed by us in filings and submissions under the Exchange Act, is recorded, processed, summarized, and reported within the time periods specified by the SEC’s rules and forms, and that information required to be disclosed by us in reports that we file or submit under the Exchange Act is accumulated and communicated to management to allow timely decisions about required disclosure. In designing and evaluating our disclosure controls and procedures, our management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives and our management applies its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Based on such evaluation, our management concluded that our disclosure controls and procedures were effective at the reasonable assurance level as of December 31, 2010.

15.B. MANAGEMENT’S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING
Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities and Exchange Act of 1934. Management has chosen to utilize the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in the Internal Control Integrated Framework. Our internal control over financial reporting is a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Our internal control over financial reporting includes those policies and procedures that:
•	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets;
•
provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and

•	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect all misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2010. Based on such assessment, our management concluded that, as of December 31, 2010, our internal control over financial reporting was effective.
THIS ANNUAL REPORT DOES NOT INCLUDE AN ATTESTATION REPORT OF OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM REGARDING INTERNAL CONTROL OVER FINANCIAL REPORTING. MANAGEMENT’S REPORT WAS NOT SUBJECT TO ATTESTATION BY OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM PURSUANT TO THE RULES OF THE SECURITIES AND EXCHANGE COMMISSION THAT PERMIT US TO PROVIDE ONLY MANAGEMENT’S REPORT IN THIS ANNUAL REPORT.
15.C. ATTESTATION REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Not applicable.
15.D. CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING
There were no changes to our internal control over financial reporting (as defined in Rules 13a-15(f) or 15d-15(f) under the Exchange Act) that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
ITEM 16. RESERVED
ITEM 16.A. AUDIT COMMITTEE FINANCIAL EXPERT.
As of April 26, 2011, our audit committee is comprised of Yoseph Dauber, Richard Schaeffer and Gerald Vento. We believe that Mr. Vento qualifies as an audit committee financial expert as such term is defined in Item 16.A of the Form 20-F and that each of the members qualifies as an independent director, as defined in the applicable NASDAQ rules.
ITEM 16.B. CODE OF ETHICS.
We have adopted a written code of ethics that applies to our directors, executive officers, and other employees performing key financial and operational functions. A copy of our code of ethics was filed with our annual report on Form 20-F for the year ended December 31, 2003 as Exhibit 11.
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

ITEM 16.C. PRINCIPAL ACCOUNTANT FEES AND SERVICES.
Our audit committee is responsible for the oversight of our independent auditors’ work. The audit committee’s policy is to pre-approve all audit and non-audit services provided by our auditors. The audit committee sets forth the basis for its pre-approval in detail, listing the particular services or categories of services which are pre-approved, and setting forth a specific budget for such services. Additional services may be pre-approved by the audit committee on an individual basis. The following table sets forth fees for professional services provided by BDO, the Company’s current independent auditor, for the audit of the Company’s financial statements for fiscal years 2009 and 2010, and fees billed for audit-related and other services from the 2010 business combination to December 31, 2010 (in thousands):

	2009	2010
Audit fees (1)	$—	$666
Audit-related fees (2)	—	—
Tax fees (3)	—	90
All other fees (4)	—	—

Total fees	$—	$756

(1)
Represents aggregate fees for professional services provided in connection with the audit of our annual financial statements, reviews of our quarterly financial statements and audit services provided in connection with the filings of Form 6-K and Form F-3, and other statutory or regulatory filings.

(2)
Represents aggregate fees for assurance and related services provided by BDO that are reasonably related to the performance of the audit or review of our financial statements and are not reported under item (1) above.

(3)	Represents aggregate fees for professional services provided in connection with tax compliance, tax planning and tax advice.

(4)	No other fees outside the scope of items (1) through (3) above were provided by BDO.
ITEM 16.D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
None.
ITEM 16.E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.
On September 30, 2010, the Company repurchased 3,240 ordinary shares of its stock on the open market at an average price of $25.09 per share for a total of approximately $0.1 million. As of December 31, 2010, these ordinary shares are classified as treasury stock in the accompanying consolidated balance sheet included in item 18 herein.
On July 20, 2010, the Company’s Board of Directors authorized a share repurchase program that would allow the Company to purchase up to $12.0 million its ordinary shares throughout the next 12 months. Below is a list of purchases of the Company’s ordinary shares by the Company during 2010. The maximum number of shares that may yet be purchased under plans or programs in the table below is calculated based on the quoted price for the Company’s ordinary shares as of December 31, 2010, which was $25.12.

			Total Number of	Maximum Number
			Shares Purchased	of Shares That
			as Part of Publcly	May Yet Be
	Total Number of	Average Price	Announced Plans	Purchased Under
Period	Shares Purchased	Per Shares	or Programs	Plans or Programs
September 2010	3,240	$25.09	3,240	474,470
ITEM 16.F: CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT
Following our merger with YMax. we decided to consolidate our accounting services in a single accounting firm. To that end, on November 1, 2010, our Board of Directors elected to continue the existing relationship of our subsidiary YMax Corporation with BDO USA, LLP and recommended to shareholders the appointment of BDO USA, LLP as the Company’s new auditors for the year ending December 31, 2010. The requisite majority of shareholders approved the appointment on December 17, 2010. On December 28, 2010 the Company entered into an agreement with BDO USA, LLP acknowledging same.
During our two most recent fiscal years ended December 31, 2008 and 2009 and through the date of our dismissal of Kost, Forer, Gabbay & Kasierer (“KFG&K”) (December 28, 2010), there were no disagreements with KFG&K on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure. which disagreements, if not resolved to the satisfaction of KFG&K would have caused KFG&K to make reference to the disagreements in connection with its reports on our financial statements for such years.
The reports of KFG&K, a Member of Ernst & Young Global, an independent registered public accounting firm, on our financial statements for the fiscal years ending December 31. 2008 and December 31, 2009, which are not presented herein, did contain a statement indicating substantial doubt about our ability to continue as a going concern because of our ongoing losses from operations. The audit reports of KFG&K on our financial statements for the fiscal years ended December 31, 2008 and 2009 contain no other adverse opinion, disclaimer of opinion or modification as to uncertainty, audit scope or accounting principles.
We have provided KFG&K the foregoing disclosures and have requested that it furnish us with a letter addressed to the Securities and Exchange Commission stating whether or not it agrees with such disclosures. We have received the requested letter from KFG&K wherein it has confirmed its agreement with our disclosures. A copy of the letter from KFG&K has been included as exhibit 16.1 to the registration statement on Form F-3/A filed on January 12, 2011.

ITEM 16.G: CORPORATE GOVERNANCE
Except as otherwise indicated, the Company is in compliance with corporate governance standards as currently applicable to the Company under NASDAQ Listing Rules. We are not in compliance with NASDAQ Listing Rules 5605(e)(2) (requiring companies to adopt a formal written charter or board resolution addressing the company’s nominations process), 5605(b)(2) (Regularly scheduled meetings of the company’s independent directors) and 5635(c) (Regarding the establishment of or a material amendment to a stock option or purchase plan or other equity compensation arrangement). Under Israeli law, the nominations process is conducted by the full board of directors. Similarly, under Israeli law, all matters that are subject to the approval of a company’s board of directors are discussed by the full board of directors. Finally, under Israeli law, the board of directors has the authority to establish stock option or purchase plans or other equity compensation arrangements, and to adopt material amendments to such plans.
Furthermore, we have elected to follow our home country practice in lieu of the requirements set forth in NASDAQ Listing Rule 5250(d)(1) which require a domestic United States company to make available to its shareholders a copy of its annual report containing its audited financial statements in one of three specific ways. Instead of distributing copies of our annual report by mail, furnishing an annual report in accordance with Rule 14a-16 under the Exchange Act or posting our annual report on our website and undertaking to provide a hard copy thereof free of charge upon request, we simply make our annual report available to shareholders via our website (http://www.vocaltec.com).
Moreover, in April 2010, we notified NASDAQ that we will follow Israeli practice in lieu of complying with NASDAQ Listing Rule 5635 (Shareholder Approval). We notified NASDAQ that (i) under Israeli law, if a publicly-held company issues securities constituting more than 20% of such company’s issued share capital immediately prior to such issuance and the consideration received by such company for the issued securities is not on market terms or is in a form other than cash or marketable securities, then if as a result of such transaction there will be created a “material shareholder” in such company, the transaction requires approval by such company’s shareholders, and (ii) under the Companies Law, a private offering will be deemed to be on market terms if the board of directors of the company determines that the private offering is on market terms, unless it is proven otherwise. We also notified NASDAQ that Israeli publicly-held companies whose securities are listed solely on a non-Israeli stock exchange or whose securities were offered publicly only outside of Israel, such as the Company, are not subject to the foregoing requirement with respect to shareholder approval and therefore the Company may not be required to obtain shareholder approval for certain issuances of shares in excess of 20% of the outstanding shares of the Company, as would be required in certain circumstances by the NASDAQ rules.

PART THREE.
ITEM 17. FINANCIAL STATEMENTS
Not applicable.
ITEM 18. FINANCIAL STATEMENTS
VOCALTEC COMMUNICATIONS LTD. AND SUBSIDIARIES
CONSOLIDATED FINANCIAL STATEMENTS
IN U.S. DOLLARS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Board of Directors and Shareholders
VocalTec Communications Ltd.
Netanya, Israel
We have audited the accompanying consolidated balance sheets of VocalTec Communications Ltd. (the “Company”) as of December 31, 2010 and 2009 and the related consolidated statements of operations, comprehensive loss, capital deficit, and cash flows for each of the three years in the period ended December 31, 2010. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of VocalTec Communications Ltd. at December 31, 2010 and 2009, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2010 in conformity with accounting principles generally accepted in the United States of America.
As described in Note 3 to the consolidated financial statements, the Company changed the manner in which it accounts for business combinations effective January 1, 2009.

/s/ BDO USA, LLP
Certified Public Accountants
West Palm Beach, Florida
April 26, 2011

VOCALTEC COMMUNICATIONS LTD. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(in thousands)

	December 31,
	2010	2009
ASSETS
Current assets:
Cash and cash equivalents	$28,628	$13,335
Marketable securities, at fair value	19,331	15,066
Accounts receivable, net of allowance for doubtful accounts and billing adjustments of $8,498 and $2,187, respectively	10,336	9,525
Inventories	3,008	3,619
Deferred costs	6,615	9,835
Deposits and other current assets	1,541	2,160

Total current assets	69,459	53,540

Property and equipment, net	3,771	2,034
Intangible assets, net	7,275	3,380
Goodwill	32,304	17,218
Deposits and other non-current assets	1,739	837

Total assets	$114,548	$77,009

LIABILITIES AND CAPITAL DEFICIT
Current liabilities:
Accounts payable	$2,590	$4,820
Accrued expenses and other current liabilities	9,834	6,672
Accrued bonuses	1,000	25,647
Deferred revenue, current	58,087	55,361
Current portion of long-term debt	—	4,915

Total current liabilities	71,511	97,415

Deferred revenue, net of current	34,121	22,877
Other non-current liabilities	664	—

Total liabilities	106,296	120,292

Commitments and contingencies (Note 12)
Redeemable ordinary shares, No par value and NIS 0.65 ($0.17) par value, respectively; 333 shares issued and outstanding	8,373	5,764

Capital deficit:
Ordinary shares, No par value and NIS 0.65 ($0.17) par value, respectively; 100,000 and 30,000 shares authorized, respectively; 11,476 and 8,743 shares issued, respectively; 11,473 and 8,743 shares outstanding, respectively	91,527	1,472
Additional paid-in capital	1,971	42,423
Accumulated other comprehensive income	989	30
Treasury stock (3 and 0 shares, respectively)	(81)	—
Deficit	(94,527)	(92,972)

Total capital deficit	(121)	(49,047)

Total liabilities and capital deficit	$114,548	$77,009

See accompanying notes to consolidated financial statements.

VOCALTEC COMMUNICATIONS LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except loss per ordinary share)

	Year Ended December 31,
	2010	2009	2008

Revenues	$119,678	$116,812	$32,589
Cost of revenues	57,173	63,109	27,434

Gross profit	62,505	53,703	5,155

Operating expenses:
Advertising	32,162	32,104	33,137
General and administrative	28,645	40,811	19,841
Research and development	3,991	5,483	1,654

Total operating expenses	64,798	78,398	54,632

Operating loss	(2,293)	(24,695)	(49,477)

Other (expense) income:
Realized (losses) gains on marketable securities	(694)	4,298	(1,446)
Interest and dividend income	1,283	708	132
Interest expense	(146)	(1,180)	(982)
Gain (loss) on extinguishment of debt	234	(563)	—
Investment advisory fee	—	(1,115)	—
Other income, net	29	7	—

Total other income (expense)	706	2,155	(2,296)

Loss before income taxes	(1,587)	(22,540)	(51,773)
Income tax (benefit) expense	(32)	(9)	63

Net loss	$(1,555)	$(22,531)	$(51,836)

Loss per ordinary share:
Basic and diluted	$(0.14)	$(2.63)	$(6.94)

Weighted average ordinary shares outstanding:
Basic and diluted	10,790	8,800	7,499

See accompanying notes to consolidated financial statements.

VOCALTEC COMMUNICATIONS LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(in thousands)

	Year Ended December 31,
	2010	2009	2008

Net loss	$(1,555)	$(22,531)	$(51,836)
Other comprehensive income (loss):
Net unrealized gain (loss) on marketable securities	959	(50)	80

Comprehensive loss	$(596)	$(22,581)	$(51,756)

See accompanying notes to consolidated financial statements.

VOCALTEC COMMUNICATIONS LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CAPITAL DEFICIT
For the Years Ended December 31, 2010, 2009 and 2008
(in thousands)

				Accumulated
			Additional	Other	Treasury		Total
	Common Stock		Paid-in	Comprehensive	Stock		Capital
	Number	Amount	Capital	Income	Amount	Deficit	Deficit
Balance, January 1, 2008	6,571	$1,107	$16,819	$—	$—	$(18,605)	$(679)

Sale of ordinary shares	548	92	5,582	—	—	—	5,674
Repurchase of ordinary shares from Daniel Borislow through issuance of debt	(504)	(85)	(6,215)	—	—	—	(6,300)
Convertion to ordinary shares of notes payable to Daniel and Michelle Borislow	515	87	6,340	—	—	—	6,427
Issuance of ordinary shares for acquisition of TigerJet	690	116	6,370	—	—	—	6,486
Share based compensation	180	30	6,337	—	—	—	6,367
Exercise of ordinary share options	5	1	49	—	—	—	50
Issuance of ordinary shares anti dilution	10	2	(2)	—	—	—	—
Unrealized gain on marketable securities	—	—	—	80	—	—	80
Dividend on redeemable ordinary shares	—	—	(193)	—	—	—	(193)
Net loss	—	—	—	—	—	(51,836)	(51,836)

Balance, December 31, 2008	8,015	$1,350	$35,087	$80	$—	$(70,441)	$(33,924)

Issuance of ordinary shares, net of $59 in costs	195	33	2,838	—	—	—	2,871
Extinguishment and conversion of SJ Labs notes	300	50	4,297	—	—	—	4,347
Cashless exercise of share options	182	31	(31)	—	—	—	—
Exercise of ordinary share options	50	8	492	—	—	—	500
Share based compensation	1	—	311	—	—	—	311
Unrealized loss on marketable securities	—	—	—	(50)	—	—	(50)
Dividend on redeemable ordinary shares	—	—	(571)	—	—	—	(571)
Net loss	—	—	—	—	—	(22,531)	(22,531)

Balance, December 31, 2009	8,743	$1,472	$42,423	$30	$—	$(92,972)	$(49,047)

Issuance of ordinary shares, net of $100 in costs	1,445	243	21,329	—	—	—	21,572
Exercise of ordinary share options	2	—	28	—	—	—	28
Share based compensation	40	7	5,068	—	—	—	5,075
Equivalent shares issued in connection with the merger with VocalTec	1,176	198	23,078	—	—	—	23,276
Issuance of ordinary shares for acquisition of Dialmaxx	50	9	1,612				1,621
Purchase of treasury stock	(3)	—	—	—	(81)	—	(81)
Contributed services	—	—	75	—	—	—	75
Unrealized gain on marketable securities	—	—	—	959	—	—	959
Adjustment of redemption value of redeemable ordinary shares	—	—	(2,609)	—	—	—	(2,609)
Change to no-par value ordinary shares	—	89,033	(89,033)	—	—	—	—
Sale of ordinary shares	20	565	—	—	—	—	565
Net loss	—	—	—	—	—	(1,555)	(1,555)

Balance, December 31, 2010	11,473	$91,527	$1,971	$989	$(81)	$(94,527)	$(121)

See accompanying notes to consolidated financial statements.

VOCALTEC COMMUNICATIONS LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Year Ended December 31,
	2010	2009	2008
Cash flows from operating activities:
Net loss	$(1,555)	$(22,531)	$(51,836)
Adjustments to reconcile net loss to net cash provided by operating activities:
Provision for doubtful accounts and billing adjustments	6,701	1,622	3,834
Stock-based compensation	5,075	311	6,367
Depreciation and amortization	2,946	2,862	1,709
Deferred income tax provision	187	—	—
Interest expense — non-cash	85	841	973
Realized loss (gain) on sale of securities	694	(4,298)	1,446
(Gain) loss on extinguishment of debt	(234)	563	—
Contributed services	75	—	—
Decrease (increase) in operating assets:
Accounts receivable	(7,319)	(5,869)	(9,113)
Inventories	702	2,258	(1,148)
Deferred costs	3,220	(850)	(8,594)
Deposits and other current assets	1,695	(540)	(1,848)
Deposits and other non-current assets	(319)	215	—
Increase (decrease) in operating liabilities:
Accounts payable	(3,722)	(2,001)	1,892
Accrued expenses and other current liabilities	1,148	5,365	482
Accrued bonuses	1,000	25,647	—
Deferred revenue	13,392	20,258	56,970
Other non-current liabilities	(409)	—	—

Net cash provided by operating activities	23,362	23,853	1,134

Cash flows from investing activities:
Purchases of marketable securities	(43,860)	(87,707)	(24,243)
Sales of marketable securities	39,860	80,674	19,092
Purchases of property and equipment	(2,647)	(784)	(1,354)
Acquisition of Dialmaxx, net of $76 cash acquired	(924)	—	—
2010 business combination	7,777	—	—
Acquisition of Stratus assets, net of $270 cash acquired	—	(1,730)	—
Acquisition of TigerJet, net of $130 cash acquired	—	—	(2,987)
Acquisition of other intangible assets	(61)	—	(776)
Other	—	—	10

Net cash provided by (used in) investing activities	145	(9,547)	(10,258)

Cash flows from financing activities:
Proceeds from sale of ordinary shares, net of issuance costs	565	2,871	5,674
Proceeds from sale of redeemable ordinary shares	—	—	5,000
Borrowing from TigerJet prior to acquisition	—	—	2,800
Proceeds from issuance of debt	—	—	840
Repayment of debt	(4,766)	(7,336)	(3,307)
Repurchase of ordinary shares to settle bonus withholding liability	(3,960)	—	—
Purchase of treasury stock	(81)	—	—
Proceeds from exercise of ordinary share options	28	500	50

Net cash (used in) provided by financing activities	(8,214)	(3,965)	11,057

Net increase in cash and cash equivalents	15,293	10,341	1,933
Cash and cash equivalents, beginning of period	13,335	2,994	1,061

Cash and cash equivalents, end of period	$28,628	$13,335	$2,994

See accompanying notes to consolidated financial statements.

VOCALTEC COMMUNICATIONS LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS, CONTINUED
(in thousands)

	Year Ended December 31,
	2010	2009	2008

Supplemental disclosures:
Interest paid	$516	$312	$420
Income taxes	$29	$—	$—
Non-cash investing and financing activities:
Unrealized gain (loss) on marketable securities	$959	$(50)	$80
Property and equipment (incurred but not paid)	$184	$—	$—
Ordinary shares issued to settle bonus liability	$25,647	$—	$—
Debt issued for acquisition of Stratus assets	$—	$4,710	$—
Ordinary shares issued for acqusition of Dialmaxx	$1,621	$—	$—
Warants and vested options assumed, and ordinary shares issued for 2010 business combination	$23,276	$—	$—
Ordinary shares issued for acqusition of TigerJet	$—	$—	$6,486
Debt to equity conversion	$—	$3,500	$6,427
Issuance of debt to repurchase ordinary shares	$—	$—	$(6,300)
Adjustment to redemption value of redeemable ordinary shares	$2,609	$571	$193
See accompanying notes to consolidated financial statements

VOCALTEC COMMUNICATIONS LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE 1 – 2010 BUSINESS COMBINATION, DESCRIPTION OF BUSINESS AND BASIS OF PRESENTATION
2010 Business Combination
On July 16, 2010, VocalTec Communications Ltd. (“VocalTec”), an Israeli Limited Company and a public operating company listed on NASDAQ, entered and consummated a Merger Agreement (the “Merger Agreement”) with YMax Corporation (“YMax”, and together with VocalTec, the “Company” or “We”,). Under the terms of the Merger Agreement, each share of YMax common stock outstanding immediately prior to the consummation of the 2010 business combination was cancelled, and YMax shareholders received one ordinary share of VocalTec for each 10 shares of YMax common stock (10,562,895 in total), representing in the aggregate approximately 90% of VocalTec’s outstanding shares after the transaction. As a result, this transaction has been accounted for as a reverse acquisition and YMax is the accounting acquirer. VocalTec is the continuing legal entity and parent and YMax is a wholly owned subsidiary of VocalTec. The historical financial statements for periods before the date of the 2010 business combination presented herein are those of YMax after giving retroactive effect to the recapitalization and name change that resulted from the 2010 business combination. All share and per share information has been adjusted for the 1-for-10 reverse stock split prior to the cancellation of the par value of the authorized and issued share capital of the Company described in Note 14, “Ordinary shares.”
Description of Business
VocalTec is the inventor of voice-over-IP (“VoIP”), the softphone (“magicJack® app”) and a number of other products and services, including the award winning magicJack® product. The magicJack® weighs less than one ounce and plugs into the USB port on a computer providing users with complete phone service for home, small business and while traveling. The Company charges approximately $20 a year for a license to access the Company servers, and the Company’s customers then obtain free telephone services. The Company’s products and services allow users to make and receive free telephone calls to and from anywhere in the world where the customer has broadband access to the Internet, and allow customers to make free calls back to the United States and Canada from anywhere legally permitted in the world.
In July 2010, VocalTec combined with YMax and its wholly owned subsidiaries, and is now a vertically integrated group of companies. VocalTec now operates a nationwide VoIP telephone company, a micro processor chip company, an appserver and session border controller company, a wholesale provider of VoIP services, a softphone company, and the developer and provider of the magicJack®. The Company offers the lowest price and highest quality telephony service to customers.
VocalTec was incorporated in the State of Israel in 1989 and is domiciled in Netanya, Israel.
Basis of Presentation
The Company has prepared the accompanying consolidated financial statements in conformity with United States generally accepted accounting principles (“GAAP”). References to authoritative accounting literature in this report, where applicable, are based on the Accounting Standards Codification (“ASC”). The Company’s functional and reporting currency is the United Stated Dollar (“U.S. Dollar”), which is the currency of the primary economic environment in which its consolidated operations are conducted. Transactions and balances originally denominated in dollars are presented at their original amounts. Transactions and balances in currencies other than dollars, including Israel New Shekel (“NIS”), are re-measured in dollars in accordance with the principles set forth in ASC 830, “Foreign Currency Matters.”
The 2010 business combination, which was effective July 16, 2010, was accounted for as an acquisition of the net assets of VocalTec by YMax. The historical financial statements of the YMax give retroactive effect to the recapitalization and name change of YMax as if the ordinary shares issued to YMax shareholders in the 2010 business combination were outstanding for all periods presented. The ordinary shares held by VocalTec shareholders and the results of VocalTec’s operations are included in consolidated financial statements for periods after the date of 2010 business combination.
The Company prepares its consolidated financial statements on the basis of being a single reporting entity. Based on the Company’s subsidiaries’ locations, approximately 98% of all of the Company’s revenues were derived from sales in the United States. The majority of our revenues were generated from sales of the magicJack® product line and from the software license that accompanies these products, which were $92.8 million, $96.6 million and $29.6 million for the year ended December 31, 2010, 2009 and 2008, respectively.
The Company has evaluated all subsequent events through the date the accompanying consolidated financial statements were issued.

Basis of Consolidation
The Company’s consolidated financial statements include the accounts of VocalTec and its wholly-owned subsidiaries, YMax, YMax Communications Corp., YMax Holdings Corporation, magicJack®, L.P., SJ Labs, Inc. (“SJ Labs”), Tiger Jet Network, Inc. (“TigerJet”), Stratus Telecommunications, LLC (“Stratus”), and Predictive Marketing, LLC and B Kruse and Associates, LLC (collectively, “Dialmaxx”). All intercompany balances and transactions have been eliminated in consolidation. Certain reclassifications have been made to prior period financial statement amounts to conform to the current presentation. The operations of VocalTec have been included since July 16, 2010. See Note 2, “2010 Business Combination,” for further details. The operations of Dialmaxx, Stratus and TigerJet have been included since November 10, 2010, January 2, 2009, and June 30, 2008, respectively. See Note 4, “Other Business Combinations,” for further details.
NOTE 2 – 2010 BUSINESS COMBINATION
VocalTec is the inventor of VoIP and the softphone.
The combination of VocalTec’s patents and technology were the primary drivers behind the 2010 business combination. As a result of the 2010 business combination, the Company gained royalty-free access to all VocalTec’s patents and related technology. The historical financial statements of the Company give retroactive effect to the name change and recapitalization of the Company as if the ordinary shares issued to YMax shareholders in the 2010 business combination were outstanding for all periods presented.
The 2010 business combination has been accounted for as an acquisition of the net assets of VocalTec by YMax for total consideration of $23.3 million, including: (i) 1,173,293 ordinary shares held by the existing VocalTec shareholders at the time of the 2010 business combination at the estimated fair value, using the quoted market price, of the VocalTec stock of $16.50 on July 16, 2010, totaling $19.4 million, and (ii) 355,486 vested options and 364,810 warrants to purchase VocalTec ordinary shares valued at $3.9 million using a Black-Scholes option pricing model. The ordinary shares held by VocalTec shareholders and the results of VocalTec’s operations are included in the Company’s consolidated statements of operations for the year ended December 31, 2010, since July 16, 2010, the date of the 2010 business combination. Acquisition costs of $1.1 million were expensed as incurred and included in general and administrative expenses for the year ended December 31, 2010.
The 2010 business combination was accounted for using the acquisition method of accounting. The purchase price which was based on the fair value of the Ordinary Shares held by VocalTec’s shareholders, vested VocalTec employee stock options and outstanding investor warrants has been allocated as follows (in thousands):

Cash and cash equivalents	$7,777
Equipment	604
Technology	291
Customer relationships	526
Tradenames	1,024
Backlog	800
Patents	2,200
Other current and non-current assets	1,913
Current and non-current liabilities	(4,590)
Goodwill	12,731

Total	$23,276

The unaudited pro forma condensed combined financial information herein does not reflect any cost savings or other synergies that the combined company may achieve as a result of the 2010 business combination, the costs to integrate the operations of VocalTec and YMax, or the costs necessary to achieve these cost savings and other synergies. The unaudited pro forma combined revenues, net loss and net loss per share for the year ended December 31, 2010 and 2009 for VocalTec and YMax, giving effect to the 2010 business combination as if it had occurred on January 1, 2009 are as follows:

	Year Ended December 31,
	2010	2009
	(Unaudited)
Revenues	$123,646	$123,219

Net loss	$(5,611)	$(25,739)

Loss per ordinary share — Basic and Diluted	$(0.49)	$(2.64)

NOTE 3 – SUMMARY OF ACCOUNTING POLICIES
A summary of significant accounting policies used in preparing the Company’s financial statements, including a summary of recent accounting pronouncements that may affect its financial statements in the future, follows:
Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates include allowances for billing adjustments and doubtful accounts, the recoverability of long-lived assets and goodwill, the value of common stock issued in business combinations or underlying the Company’s stock options, the expected forfeitures of stock options and estimates of likely outcomes related to certain contingent liabilities.
Business Combinations and Acquisitions
The Company allocates the purchase price of an acquired business, on a preliminary basis, to the identified assets and liabilities acquired based on their estimated fair values at the dates of acquisition, with any residual amounts allocated to goodwill. Purchase price allocations are considered preliminary until the Company has obtained all required information to complete the allocation. Although the time required to obtain the necessary information will vary with circumstances specific to an individual acquisition, the “allocation period” for finalizing purchase price allocations would not exceed one year from the date of consummation of an acquisition. Adjustments to the allocation of purchase price may decrease those amounts allocated to goodwill and, as such, may increase those amounts allocated to other tangible or intangible assets, which may result in higher depreciation or amortization expense in future periods. Revisions to preliminary purchase price allocations, if any, are reflected retrospectively. Assets acquired in a business combination that will be sold are valued at fair value less cost to sell. Results of operating these assets are recognized currently in the period in which those operations occur.
In December 2007, the Financial Accounting Standards Board (“FASB”) issued revised guidance for accounting for business combinations, and established the principles and requirements for how an acquirer (i) recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed and any noncontrolling interest in the acquiree; (ii) recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase; and (iii) determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination.
Previously, any changes in income tax valuation allowances as a result of income from acquisitions for certain deferred tax assets would serve to reduce goodwill. Under this revised guidance, any change in the valuation allowance related to income from acquisitions, currently or in prior periods, now serves to reduce income taxes in the period in which the reserve is reversed. Transaction related expenses that were previously capitalized are now expensed as incurred.
Revenues
Revenue consists of revenue from sales of magicJack® to retailers, wholesalers or directly to customers, license renewal fees, fees charged for shipping magicJack®, international calling, call termination charges to other carriers and other miscellaneous charges for telecommunication usage, sales of telecommunications hardware, software and related services. Revenue is recorded net of sales returns and allowances.

Revenue Recognition
magicJack® Revenue
The Company recognizes revenues from sales and shipping of direct sales of its magicJack® and subsequent license renewal fees over the license period associated with the respective initial license or renewal. Customers may purchase licenses for continued use of the Company’s software to access the Company’s switches for additional years either when the original purchase is made, or at any time thereafter. The revenue associated with a license for additional years is deferred and recognized ratably over the extended license period.
Sales Return Policy
The Company offers its direct sales customers a 30-day free trial before they have to pay for their magicJack® unit. The Company does not record or recognize revenue until the 30-day trial period has expired and a customer’s credit card has been charged.
Returns from retailers are accepted on an authorized basis. The Company has offered certain retailers the right to return any unsold merchandise from their initial stocking orders. The Company estimates potential returns under these arrangements at point of sale and re-estimates potential returns on a quarterly basis. For the year ended December 31, 2010, 2009 and 2008, the Company’s estimates of returns and actual returns from initial stocking orders have not been materially different.
Telephony Services Revenue
Telephony revenue is recognized as minutes are used. Telephony revenue is generated from the sale of international minutes, fees for origination of calls to 800-numbers and access fees charged to other telecommunication carriers on a per-minute basis for Interexchange Carriers (“IXC”) calls terminated on the Company’s switches. Revenues from access fee charges to other telecommunication carriers are recorded based on rates set forth in the respective state and federal tariffs, less a provision for billing adjustments of $6.5 million, $1.0 million and $0.5 million for the year ended December 31, 2010, 2009 and 2008, respectively. The increase in this allowance was driven by increases in the volume of calls terminated on our switches and the additional provision of $2.0 million discussed in the Legal Proceedings section of Note 12, “Commitments and Contingencies.” The Company has estimated and provided allowances for billing adjustments of access charges to larger carrier customers.
Sales of Telecommunications Hardware, Software and Service Agreements
Revenues from sales of telecommunications hardware and the Company’s proprietary software meeting the criteria for recognition upon shipment are recognized at the time of shipment to customers. Similar revenues that do not meet the criteria for recognition upon shipment are recognized over the term of the related service agreements. Revenues from service agreements are recognized over the term (generally one year) of the service agreement. Service agreements include maintenance, technical support, training and upgrades. If a service agreement for additional year(s) is purchased, the associated revenue is deferred and recognized ratably over the extended term of the service agreement. Revenues from sales of parts, services not covered by a service agreement and custom design services are recognized as parts are shipped or services are performed.
Deferred Revenues
Deferred revenues consist primarily of billings and payments for magicJack® units and sales of telecommunication service agreements received in advance of revenue recognition. The Company bills and collects in advance for magicJack® units, which include a license for the software to access its switches for one year in order to obtain free domestic local and long distance broadband telephone service. The Company also bills in advance for telecommunication service agreements. Deferred revenues to be recognized over the next twelve months are classified as current and included in deferred revenue, current portion in the Company’s consolidated balance sheets. The remaining amounts are classified as non-current in the consolidated balance sheets and included in deferred revenue, net of current portion.
Cost of Sales
Cost of sales includes direct costs of operation of the Company’s switches, which are expensed as incurred. These costs include the Company’s internal operating costs, depreciation and amortization expense, access and interconnection charges to terminate domestic and international telephone calls on the public switched telephone network and related taxes. Direct costs also include regulatory costs, switches and servers maintenance, and costs to co-locate the Company’s equipment in other telephone companies’ facilities. Direct costs of producing magicJack® units are deferred on shipment and charged to cost of sales ratably over the one year initial license which is consistent with the amortization of the magicJack® revenue. Deferred costs are included in current assets in the Company’s consolidated balance sheets.

Direct costs of purchased telecommunications hardware are charged to cost of sales as products are delivered. Direct costs associated with software development until the technological feasibility has been established, modifications to customer specifications, customer training, warranty and maintenance service, and upgrades are charged to expense as incurred. All telecommunication hardware is provided by third-party original equipment manufacturers, which also provide the products’ warranties. The Company does not support or enhance these warranties.
Costs incurred for shipping and handling and credit card charges are included in cost of sales and are expensed as incurred. Costs for shipping and handling and credit card charges were $5.4 million, $5.0 million and $5.9 million for the year ended December 31, 2010, 2009 and 2008, respectively.
Advertising Expenses
Advertising expenses of $32.1 million, $32.1 million and $33.1 million for the year ended December 31, 2010, 2009 and 2008, respectively, consist primarily of television infomercials and commercials, internet advertising and print advertising. Advertising costs are expensed when incurred.
Research and Development Expenses
The Company’s research and development activities consist primarily of the design and development of its proprietary software used in the magicJack® and its switches, as well as the development of new products and applications for use in its broadband service offerings. The Company accounts for research and development costs in accordance with applicable accounting pronouncements. These pronouncements specify that costs incurred internally in researching and developing a product should be charged to expense until technological feasibility has been established for the product. Once technological feasibility is established, all costs should be capitalized until the product is available for general release to customers. The Company has determined that technological feasibility for its products is reached after all high-risk development issues have been resolved through internal and customer base testing. Generally, new products offered to customers and improvements to our servers and switches are placed in service on attainment of technological feasibility. The Company has not capitalized any of its research and development costs. Research and development expenses were $4.0 million, $5.5 million and $1.7 million for the year ended December 31, 2010, 2009 and 2008, respectively.
Earnings per Common Share
Basic net income (loss) per share is computed by dividing net income (loss) by the weighted average number of common shares outstanding during the period, including redeemable common shares. Diluted net income (loss) per share is calculated based on the weighted average number of common and potentially dilutive shares outstanding during the period after giving effect to stock options, warrants and convertible notes. The Company has elected to treat the amount of the adjustments to the carrying value of the redeemable ordinary shares that is greater than fair value of ordinary shares as dividends reducing income attributable to common shareholders and related earnings per share. In 2009 and 2008, the excess accretion over the fair value to redeemable common stock was accounted for as a dividend and earnings (loss) per share were computed using the two-class method. Refer to Note 13, “Redeemable Ordinary Shares,” for further details on the outstanding redeemable common stock.
Cash and Cash Equivalents
The Company considers all financial instruments with a maturity at acquisition of three months or less to be cash equivalents.

Allowance for Doubtful Accounts and Billing Adjustments
The Company maintains an allowance for doubtful accounts based on the expected collectability of its accounts receivables. That estimate is based on historical collection experience, current economic and market conditions and a review of the current status of each customer’s trade accounts receivable. The allowance includes estimates of billing adjustments, which are negotiated with other telecommunication carriers and are common in the telecommunication industry. Refer to Note 12, “Commitments and Contingencies,” for further details on non-payment of billed access services by certain telecommunication carriers. The changes in allowance for doubtful accounts and billing adjustments for the year ended December 31, 2010, 2009 and 2008 are as follows (in thousands):

	December 31,
	2010	2009	2008
Balance, beginning of period	$2,187	$565	$—
Change in provision for doubtful accounts	236	622	3,334
Change in provision for billing adjustments	6,465	1,000	500
Write-offs	(390)	—	(3,269)

Balance, end of period	$8,498	$2,187	$565

Marketable Securities and Other Investments
Marketable securities are considered available-for-sale. Available-for-sale securities are recorded at fair value with any unrealized gains and losses reported in other comprehensive loss and as a separate component of capital deficit in the consolidated balance sheets. Gains and losses are recorded based on specific identification by asset.
Interest and Dividend Income
Interest and dividends earned on the Company’s marketable securities are accrued as income when earned.
Financial Instruments
FASB ASC Topic 825, “Financial Instruments,” requires disclosure of the fair value of financial instruments for which it is practicable to estimate that value, either in the body of the financial statements or in the accompanying notes. Marketable securities are accounted for at fair value in the consolidated balance sheets. The method used to estimate fair value for these instruments are presented in Note 5, “Marketable Securities.”
Certain Risks and Concentrations
Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, marketable securities and accounts receivable. Cash equivalents generally consist of money market instruments and U.S. government notes. Marketable securities generally consist of equity and debt securities as well as a variety of mutual funds which primarily invest in government securities, debt, preferred stocks and equity securities.
The Company maintains accounts with various banks and brokerage organizations and constantly monitors the creditworthiness of these institutions. Cash accounts at each U.S. bank are insured by the FDIC up to $250 thousand in the aggregate and may exceed federally insured limits. Cash accounts at each Israeli bank are not insured. We have never experienced any losses related to these balances. At December 31, 2010, the Company had cash and cash equivalents totaling $28.6 million, which included (i) $27.2 million in U.S. banks, of which $25.4 million was at one financial institution, and ii) $1.4 million in Israeli banks, which was at one financial institution. All of our non-interest bearing cash balances in U.S. banks were fully insured at December 31, 2010 due to a temporary federal program in effect from December 31, 2010 through December 31, 2012. Under the program, there is no limit to the amount of insurance for eligible accounts. Beginning 2013, insurance coverage will revert to $250,000 per depositor at each financial institution, and our non-interest bearing cash balances may again exceed federally insured limits. The Company had a money market account with a brokerage with a balance of approximately $24.4 million, which is covered by SPIC. We place our cash and cash equivalents with high quality financial institutions and management believes the Company is not exposed to any significant risk on its cash accounts.
Two telecommunication carriers accounted for approximately 38% and 15%, respectively, of gross accounts receivable at December 31, 2010. One telecommunication carrier accounted for approximately 21% of gross accounts receivable at December 31, 2009. For the year ended December 31, 2010, 2009 and 2008, no telecommunication carrier accounted for at least than 10% of the Company’s total operating revenue.
No U.S. retail customer accounted for at least 10% of gross accounts receivable at December 31, 2010. One U.S. retail customer accounted for approximately 15% of gross accounts receivable at December 31, 2009. For the year ended December 31, 2010 and 2009, one retailer, RadioShack, accounted for approximately 11% of the Company’s total operating revenues. For the year ended December 31, 2008, no retailers accounted for at least than 10% of the Company’s total operating revenue.

Fair Value
GAAP establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company’s assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances.
The hierarchy is broken down into three levels based on the reliability of inputs as follows:
Level 1 – Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities.
Level 2 – Valuations based on inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.
Level 3 – Valuation based on inputs that are unobservable and significant to the overall fair value measurement.
As of December 31, 2010 and 2009, all of the Company’s marketable securities are Level 1 investments. The carrying amounts of the Company’s financial instruments, including cash and cash equivalents, accounts receivable, accounts payable and accrued expenses are expected to approximate fair value because of their immediate availability, near term maturities or potential interest payments at settlement. The carrying value of notes payable at December 31, 2009 approximates fair value due to the short-term nature of the notes.
Inventories
Inventories are stated at the lower of cost or market, with cost primarily determined using the first-in first-out cost method. Inventory is written off at the point it is determined to be obsolete.
Property, Equipment and Depreciation Expense
Property and equipment consist primarily of switches, computer hardware, furniture, and leasehold improvements. Fixed assets, other than leasehold improvements, are stated at cost with depreciation provided using the straight-line method over the estimated useful lives of the related assets, which range from three to five years. Leasehold improvements are stated at cost and amortized over the shorter of the term of the lease or useful life of the assets. The cost of substantial improvements is capitalized while the cost of maintenance and repairs are charged to operating expenses as incurred.
The Company’s hardware consists of switches, routers, gateways and servers that enable the Company’s telephony services. These assets are subject to technological risks and rapid market changes due to the introduction of new technology, products and services and changing customer demand. These changes may result in future adjustments to the estimated useful lives and the carrying value of these assets.
Intangible Assets
Identifiable intangible assets are stated at cost. Amortization is computed on identified intangibles subject to amortization using the accelerated and straight-line methods over the estimated useful lives of such assets, which range from one to seventeen years. The costs of developing the Company’s patents, patent applications and technology are charged to research and development expense.
Long-lived Assets
The Company reviews long-lived assets subject to amortization and certain identified intangibles subject to amortization for possible impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In evaluating the fair value and future benefits of its long-lived and identified assets, management performs an analysis of the anticipated undiscounted future net cash flow of the individual assets over the remaining amortization period. The Company recognizes an impairment loss if the carrying value of an asset exceeds the expected future cash flows. In the year ended December 31, 2010, 2009 and 2008, there were no deemed impairments of long-lived assets. The Company reviews identified intangibles that are not subject to amortization and tests them annually for impairment.

Goodwill
The Company is currently defined as one reporting unit. The Company evaluates the carrying value of its goodwill annually or more frequently if impairment indicators arise. Indicators at the Company include, but are not limited to: sustained operating losses or a trend of poor operating performance and a decrease in the Company’s market capitalization below its book value. If one or more indicators of impairment exist, the Company performs an evaluation to identify potential impairments. If impairment is identified, the Company measures and records the amount of impairment losses.
A two-step impairment test is performed on goodwill by comparing the estimated enterprise value to its carrying value, including goodwill. In 2010, subsequent to the 2010 business combination, estimated enterprise value is determined by reference to the quoted value of the Company’s common stock on the NASDAQ Global Market. In 2009, the Company determined its enterprise value by reference to recent sales of its common stock to non-affiliated investors and valuation analysis made in connection with acquisitions and stock option grants. The Company has not considered other factors such as a control premium for its common stock, which could affect its enterprise value. The Company compares its carrying value, including goodwill, with the estimated enterprise value of the Company to determine whether its goodwill may be impaired. If an impairment or impairment trend is indicated, the Company will use discounted projected cash flows from operations to determine the implied fair value of its goodwill. If the carrying value of goodwill exceeds its implied fair value, then an impairment of goodwill has occurred, and the impairment is recognized for the difference between the carrying amount and the implied fair value of goodwill as a component of operating income. The implied fair value of goodwill is calculated by subtracting the estimated fair value of tangible and other intangible assets from the estimated fair value of the Company. As of October 1, 2010, the annual measurement date, the Company’s analysis did not indicate any impairment of goodwill has occurred.
Stock-based Compensation
Stock-based compensation generally consists of option grants or common stock awards to employees or consultants that are measured at grant date, based on the fair value of the award, and are recognized as an expense over the requisite service period.
The fair value of each option granted on the date of the 2010 business combination and in prior periods is estimated at the date of grant using the Black-Scholes option valuation model. In periods prior to the 2010 business combination, the Company estimated the fair value of the underlying common stock at the date of grant based on the valuation of its common stock or on recent sales of its common stock to non-affiliated investors and the expected stock price volatility based on historical volatility within a representative peer group of public companies. The Company estimated expected award life as the term of the options as there was no public market for its common stock, and minimal forfeiture rates as all of its option grants have been fully vested at the date of grant. In 2010, subsequent with the 2010 business combination, the value of the Company’s common stock was determined based on the closing price of its common stock on the NASDAQ open market. The Company estimates forfeiture rates based on expected turnover estimates, and volatility based on historical volatility within a representative group of public companies.
No options were granted during year ended December 31, 2010, except that outstanding unvested options of VocalTec were considered as replacement granted on the date of the 2010 business combination. The weighted average fair value of stock options granted during the year ended December 30, 2010, 2009 and 2008 of approximately $12.73, $6.11 and $3.30 was measured at the date of grant using the following assumptions.

	Year ended December 31,
	2010	2009	2008
Expected life	5.1 years	2.0 years	1.0 to 2.0 years
Dividend yield	0.00%	0.0%	0.0%
Expected volatility	48.7% to 65.6%	60.0%	75.0%
Risk free interest rate	0.19% to 1.32%	0.88%	2.20% to 2.65%
Forfeiture rate	0.00%	0.00%	0.00%
The risk-free interest rate for periods within the expected life of the option is based on the U.S. Treasury yield for comparable periods. The expected life of stock options for employee grants represents the period that the stock options are expected to remain outstanding.
The Company did not anticipate any forfeiture of the options granted as the date of the 2010 business combination as options held by continuing employees were in the money and expected to vest. The Company did not anticipate any forfeiture of the options granted in 2009 and 2008 as all such options were fully vested as of the date of the grant.

Income Taxes
The Company recognizes deferred tax assets and liabilities for the expected tax consequences of temporary differences between the tax basis of assets and liabilities and their book basis using enacted tax rates in effect for the year the differences are expected to reverse. The Company records a valuation allowance to reduce the deferred tax assets to the amount that it estimates is more likely than not to be realized.
The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. For those tax positions where there is greater than 50% likelihood that a tax benefit will be sustained, the Company has recorded the largest amount of tax benefit that may potentially be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is 50% or less likelihood that a tax benefit will be sustained, no tax benefit has been recognized in the financial statements.
Comprehensive Income (Loss)
Comprehensive income (loss), as defined, includes all changes in equity (net assets) during a period from non-owner sources. The difference between net income (loss) and comprehensive income (loss) is due to unrealized gains or losses on marketable securities classified as available-for-sale. Comprehensive income (loss) is reflected in the consolidated statements of comprehensive loss and capital deficit.
Treasury Shares
The Company presents the cost to repurchase treasury shares as a reduction in shareholders’ equity.
Recent Accounting Pronouncements
In January 2010, the FASB issued Accounting Standards Update (“ASU”) No. 2010-06, “Fair Value Measurements and Disclosures (ASC Topic 820): Improving Disclosures about Fair Value Measurements” (“ASU 2010-06”). ASU 2010-06 requires some new disclosures and clarifies some existing disclosure requirements about fair value measurement as set forth in ASC 820-10. The FASB’s objective is to improve these disclosures and, thus increase the transparency in financial reporting. ASU 2010-06 is effective for interim and annual reporting periods beginning after December 15, 2009, which for the Company is its fiscal quarter beginning January 1, 2010. The Company adopted ASU 2010-06 as of January 1, 2010. The adoption of this standard did not have any impact on the Company’s disclosures.
In December 2010, the FASB issued ASU No. 2010-28, “Intangibles – Goodwill and Other (Topic 350): When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts“ (“ASU 2010-28”), which is intended to address entities with reporting units with zero or negative carrying amounts. Some entities concluded that Step 1 of the testing for goodwill impairment is passed because the fair value of the reporting unit will generally be greater than zero. ASU 2010-28 requires entities to perform Step 2 of the testing for goodwill impairment if it is more-likely-than-not goodwill impairment exists. ASU 2010-28 requires entities to consider whether there are any adverse qualitative factors indicating an impairment may exist. ASU 2010-28 is effective for fiscal years and interim periods within those years beginning after December 15, 2010. Early adoption is not permitted. The Company will adopt the provisions of ASU 2010-28 during the quarter beginning January 1, 2011. The Company is not aware of any qualitative factors indicating an impairment of its goodwill and does not expect the provisions of ASU 2010-28 to materially impact its results of operations, financial position and cash flows.
In December 2010, the FASB issued ASU No. 2010-29, “Business Combinations (Topic 805): Disclosure of Supplementary Pro Forma Information for Business Combinations“ (“ASU 2010-29”), which is intended to address diversity in practice about the interpretation of the pro forma revenue and earnings disclosure requirements for business combinations. ASU 2010-29 specifies that if a public entity presents comparative financial statements, the entity should disclose revenue and earnings of the combined entity as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior year reporting period. ASU 2010-29 is effective prospectively for business combinations for which the acquisition date is on or after the beginning of the first annual period beginning on or after December 15, 2010. Early adoption is permitted. The Company has adopted the provisions of ASU 2010-29 in these consolidated financial statements.

NOTE 4 – OTHER BUSINESS COMBINATIONS
On November 10, 2010 the Company acquired Dialmaxx, which developed technology used in providing predictive calling services to providers of non interconnected VoIP services. The Company completed the acquisition of Dialmaxx for $2.6 million, consisting of $1.0 million in cash and issuance of 50,000 of the Company’s ordinary shares with the quoted market price of $32.42 on November 10, 2010, totaling $1.6 million. Goodwill represents approximately $2.4 million of the total consideration, which will be deductible for tax purposes.
On January 2, 2009 the Company acquired the tradename, technology, equipment, and assumed trade accounts and other payables of the telecommunications division of Stratus Technologies Bermuda Ltd., which developed and built the software the Company uses to maintain its servers and switches. As a result of the Stratus acquisition, the Company gained control of certain maintenance and technology related to its switches and software. The Company completed the Stratus acquisition for $1.7 million in net cash and a note payable with an estimated fair value of $4.7 million (face value of $5.0 million) for a total purchase price of $6.4 million. Goodwill represents approximately $3.7 million of the total consideration, which will be deductible for tax purposes. Acquisition costs of $0.1 million were expensed as incurred and included in general and administrative expenses for the year ended December 31, 2009.
The acquisition was accounted for using the acquisition method of accounting. The purchase price has been allocated as follows (in thousands):

Other current assets	$182
Current liabilities	(454)
Equipment	176
Technology	2,630
Tradename	190
Goodwill	3,716

Total	$6,440

On June 30, 2008, the Company acquired and held all of the outstanding capital stock of TigerJet, a company that provides chip development for the magicJack® and other pending products, from the TigerJet stockholders. By acquiring TigerJet, the Company gained control of certain production and technology related to the magicJack®. The Company was TigerJet’s primary customer in 2008. Subsequent to the closing of the acquisition, sales to TigerJet’s other customers were immaterial. On June 27, 2008, prior to the closing of the acquisition, the Company borrowed $2.8 million from TigerJet with a short-term loan payable on July 10, 2008. On the closing date, the Company paid to the TigerJet stockholders $3.0 million in cash, issued 690,000 shares of its common stock with an estimated fair value of $6.5 million, and incurred direct acquisition costs of $0.1 million for total consideration of $9.6 million. Goodwill represents approximately $8.5 million of the total consideration, which will not be deductible for tax purposes.
The acquisition has been accounted for using the purchase method of accounting. The consideration was allocated to acquired assets and assumed liabilities as follows (in thousands):

Cash	$130
Note receivable from YMax	2,800
Technology	480
Other assets	15
Accounts payable	(2,330)
Goodwill	8,508

Total	$9,603

NOTE 5 – MARKETABLE SECURITIES
The Company’s marketable securities are classified as available-for-sale. As of December 31, 2010 and 2009, the available-for-sale securities primarily included equity securities, debt securities and mutual funds, which are invested in the following securities (in thousands):

	December 31, 2010
	Fair	Unrealized	Unrealized
	Value	Gains	Losses
Common Equity securities	$1,506	$8	$(266)
Mutual Funds	17,825	1,247	—

Total	$19,331	$1,255	$(266)

	December 31, 2009
	Fair	Unrealized	Unrealized
	Value	Gains	Losses
Common Equity securities *	$2,162	$—	$(272)
Debt securities *	2,538	—	(6)
Mutual Funds	10,308	308	—
Other	58	—	—

Total	$15,066	$308	$(278)

*
As of December 31, 2009, approximately $4.0 million of the Company’s investments were in one corporation, including $2.5 million in debt securities maturing December 2015 and $1.5 million in common equity securities of such corporation.

The fair market value of marketable securities at December 31, 2010 and 2009 was determined based on unadjusted quoted prices in active markets for identical assets.
NOTE 6 – INVENTORIES
Inventories are comprised of the following (in thousands):

	December 31,
	2010	2009

Raw materials	$1,151	$1,331
Finished goods	1,857	2,288

Total	$3,008	$3,619

Raw materials represent components used in the manufacturing of the magicJack® devices, held by the Company or by a Chinese manufacturer on consignment. Finished products are comprised primarily of magicJack® units on hand or in transit to the Company’s distribution center in the United States.
There were no write-downs of obsolete inventory for the year ended December 31, 2010 and 2009. Cost of revenues for the year ended December 31, 2008 includes write-downs of obsolete inventory of approximately $1.6 million.

NOTE 7 – PROPERTY AND EQUIPMENT
Property and equipment are summarized as follows (in thousands):

	Estimated
	Useful Lives	December 31,
	(in years)	2010	2009

Switches	3	$6,484	$3,725
Computers	3	1,618	1,305
Furniture	5	173	27
Leasehold-improvements	*	227	—
Accumulated depreciation		(4,731)	(3,023)

Total		$3,771	$2,034

*	The estimated useful life for leasehold improvements is the shorter of the term of the lease or life of the asset.
Depreciation expense for year ended December 31, 2010, 2009 and 2008 was $1.7 million, $1.5 million and $1.0 million, respectively.
NOTE 8 – INTANGIBLES ASSETS
As of December 31, 2010 and 2009, the Company had intangible assets with carrying values of $7.3 million and $3.4 million. Identified intangible assets not subject to amortization consisted of tradename with carrying value of $0.9 million as of December 31, 2010 and domain names with carrying values of $0.1 million and $35 thousand as of December 31, 2010 and 2009, respectively. Identified intangible assets with finite lives subject to amortization consist of the following (in thousands):

	Estimated
	Useful Lives	December 31,
	(in years)	2010	2009

Technology	3 – 17	$5,221	$4,930
Patent rights	7 – 8	3,020	820
Tradename	3 – 6	321	190
Customer relationships *	5 – 7	750	—
Backlog	1	800	—
Accumulated amortization		(3,833)	(2,595)

Total		$6,279	$3,345

*	includes $0.2 million recognized as a result of the acquisition of Dialmaxx in November 2010.

Amortization expense for year ended December 31, 2010, 2009 and 2008 were $1.2 million, $1.4 million and $0.7 million, respectively. Based on the carrying value of identified intangible assets recorded at December 31, 2010, and assuming no subsequent impairment of the underlying assets, the amortization expense for the future fiscal years is expected to be as follows (in thousands):

Amortization
Fiscal Year	Expense

2011	$1,575
2012	1,038
2013	969
2014	835
2015	671
Thereafter	1,191

$6,279

NOTE 9 – GOODWILL
As of December 31, 2010 and 2009, the Company had goodwill with carrying values of $32.3 million and $17.2 million, respectively. The changes in goodwill for the year ended December 31, 2010 and 2009 are as follows (in thousands):

	Year Ended December 31,
	2010	2009

Gross balance, beginning of period	$17,218	$13,502
Stratus acquisition	—	3,716
2010 business combination	12,731	—
Dialmaxx acquisition	2,355	—

Gross balance, end of period	32,304	17,218

Accumulated impairments	—	—

Net balance, end of period	$32,304	$17,218

NOTE 10 – DEFERRED COSTS AND REVENUES
Deferred costs and revenues to be recognized over the next twelve months are classified as current and included in deferred costs and deferred revenues, current portion in the Company’s consolidated balance sheets. The remaining deferred revenue amounts are classified as non-current in the consolidated balance sheets and included in deferred revenue, net of current portion.
The accompanying consolidated balance sheets include deferred revenues, current portion of $58.1 million and $55.4 million as of December 31, 2010 and 2009, respectively. Deferred revenues, net of current portion as of December 31, 2010 and 2009 were $34.1 million and $22.9 million, respectively, and are expected to be recognized in future years as follows (in thousands):

Estimated
Recognition of
Deferred
Fiscal Year	Revenues

2011	$58,087
2012	10,715
2013	9,845
2014	8,246
2015	4,533
Thereafter	782

$92,208

Costs necessary to fulfill the Company’s obligations to provide broadband telephone service to customers who have purchased licenses to access the Company’s switches are expensed as incurred. Such costs were approximately $29.1 million, $25.6 million and $10.2 million for the year ended December 31, 2010, 2009 and 2008, respectively.
NOTE 11 – DEBT
Notes payable, net of current portion is as follows (in thousands):

	December 31,
	2010	2009
Stratus Technologies Bermuda, Ltd., net of unamortized discount of $0.1 million	$—	$4,915
Current portion of long-term debt	—	(4,915)

Total	$—	$—

Notes Payable — Daniel Borislow
On January 2, 2007, Mr. Borislow sold 560,000 of his shares of the Company’s ordinary shares back to the Company, for $10.00 per share and was issued a $5.6 million promissory note. This note bore interest at an annual rate of 4.83%, had an original maturity of January 2, 2010, was collateralized by substantially all of the assets of the Company, and was subordinate to the loan from Donald Burns described below. On June 21, 2008, the remaining $4.8 million of principal plus accrued interest was converted into 384,000 shares of the Company’s common stock at a rate of $12.50 per share and the unamortized deferred financing costs of approximately $0.2 million were then expensed as interest expense.
Effective November 6, 2008, the Company entered into a repurchase agreement with Mr. Borislow whereby the Company repurchased 504,000 of his shares of the Company’s ordinary shares for $6.3 million ($12.50 per share). In connection with the repurchase, the Company entered into a loan and security agreement with Mr. Borislow and issued a promissory note bearing interest at an annual rate of 10% and maturing on December 8, 2009. This note was collateralized by substantially all of the assets of the Company, and was senior to all other liens and indebtedness of the Company. The Company paid this note on September 14, 2009.
Note Payable — Michele Borislow
During fiscal year 2007, Mrs. Borislow made loans to the Company totaling $1.5 million. These loans bore interest at an annual rate of 14%. These loans were collateralized by substantially all of the assets of the Company, and were subordinate to the loan payable to Donald Burns described below. On June 21, 2008, the $1.5 million of principal plus accrued interest was converted into 130,800 shares of the Company’s common stock at a rate of $12.50 per share.
Note Payable — Donald Burns
During July 2007, Mr. Burns made a loan of $1.0 million to the Company. This loan bore interest at an annual rate of 14%, and was collateralized by substantially all assets of the Company. Interest and principal on this loan were originally due on November 30, 2007. The repayment date was extended and the entire principal balance and accrued interest of this loan was repaid in June 2008.
Notes Payable — SJ Labs note holders
In connection with the Company’s acquisition of SJ Labs in March 2007, the Company issued notes payable to the sellers with an estimated fair value of $4.8 million (face value of $5.5 million) which bore interest at an annual rate of 1% and matured on March 31, 2009. Interest was imputed at 8% resulting in a discount of $0.7 million at issuance, which is amortized over the term of the notes as interest expense. The notes payable were secured by the shares of capital stock and intellectual property of SJ Labs.
The notes provided for conversion of the outstanding principal amount into 125,000 shares of the Company’s common stock at any time based on a conversion rate of $44.00 per share. This conversion feature was not substantive at date of issuance of the notes as the then estimated fair value of the Company’s common stock was $6.40 per share.

On January 26, 2009, the notes were amended pursuant to an agreement to (a) extend the maturity of $4.5 million principal amount to July 31, 2009, (b) modifying the conversion privilege on $3.5 million of the principal amount, which was considered a substantial conversion feature, and (c) requiring the Company to pay $1.0 million principal at closing, as well as pay an additional $1.0 million by July 31, 2009. This transaction was accounted for in fiscal year 2009 as a debt extinguishment of the notes, which resulted in the recognition of a loss on extinguishment of debt of $0.6 million, representing the difference between the carrying value of the debt on January 26, 2009 before extinguishment and the estimated fair value of the amended notes on that date.
On January 28, 2009, the Company paid $1.0 million and the remaining $1.0 million was paid on June 25, 2009 to note holders, at which time the remaining $3.5 million principal amount was converted into 300,000 ordinary shares.
Notes Payable — Stratus Technologies Bermuda Ltd.
In connection with the acquisition of the assets and assumption of certain liabilities of Stratus in January 2009, the Company issued a note payable to the sellers with an estimated fair value of $4.7 million (face value of $5.0 million), with interest payable at an annual rate of 8%. These notes were due in three installments of principal and interest of $2.9 million, $1.3 million and $1.3 million in January 2010, July 2010 and January 2011, respectively. The Company withheld a portion of the installment due in January 2010 to cover undisclosed liabilities at the date of acquisition. On April 12, 2010, the Company paid $3.8 million in full settlement of its liabilities to the sellers of Stratus Technologies Bermuda Ltd., including approximately $0.2 million in accrued interest. This prepayment resulted in the recognition of a gain of approximately $0.2 million.
NOTE 12 — COMMITMENTS AND CONTINGENCIES
During October 2008, YMax entered into an agreement (the “Clearing Agreement”) with a credit card processor and related automated clearing house bank for the processing of the Company’s customer credit card transactions. As an inducement for the credit card processor to enter into the Clearing Agreement, the Company issued 150,000 shares of the Company’s common stock to two affiliates of the credit card processor. The estimated fair value of the common stock of approximately $2.3 million ($15.00 per share) was recorded in general and administrative expense in the consolidated statement of operations during 2008. In connection with the Clearing Agreement, Mr. Borislow, the Company’s President and Chief Executive Officer, unconditionally guaranteed the prompt payment to the processor and its bank and full and complete performance under the agreement, up to a maximum liability of $8.0 million for up to 210 days after the agreement has been terminated.
Legal Proceedings
The Company is subject to various legal proceedings and claims, including intellectual property claims, contractual and commercial disputes, employment claims and other matters which arise in the ordinary course of business, including potential liabilities ranging from $0 to less than $1.0 million. The Company’s policy is to vigorously defend any legal proceedings. While the outcome of these claims cannot be predicted with certainty, management does not believe that the outcome of any of these legal matters will have a material adverse effect on the Company’s business, operating results, financial condition or cash flows.
The Company has filed suit against three telecommunication carriers for non-payment of approximately $8.7 million billed for terminating access services provided by the Company to those carriers. The carriers have filed counterclaims alleging wrongdoing by the Company for billing terminating access services and seeking unspecified damages to be determined at trial. One carrier filed a formal complaint against the Company with the Federal Communication Commission. On April 8, 2011, the FCC issued an Order without prejudice that the carrier was not liable to pay for terminating access services billed by the Company under the filed rate doctrine because of certain deficiencies in the wording of the Company’s tariff pertaining to certain definitions contained in its tariff on file with the FCC. Numerous other allegations contained in both the FCC and Federal Court counter claim were either not ruled upon by the FCC or dropped from the carrier’s complaint. The Company will file a petition for reconsideration of the Order with the FCC, and if necessary, an appeal in Federal Court. The Company will also amend its tariff to describe in additional detail the termination services it provides to carrier/customers. This FCC Order applies only to one carrier and does not apply to any intrastate access charges billed. Many, if not most appeals of FCC Orders in the last few years have proved successful in various Federal Courts. The Company does not believe the FCC Order will have any adverse impact on its ability to collect fees for access-related charges in Federal Court because both the Federal Court and the FCC have upheld unjust enrichment claims against customer/carriers by Local Exchange Carriers with tariffs that did not specify the services provided to the customer carrier. The Company further believes it has a greater chance of collecting future charges after modification of its tariffs to be non-objectionable by the FCC. Such modified tariffs will be protected under the filed rate doctrine and thus not subject to dispute by carrier customers.
The previously reported Intellectual Property litigation with AT&T, Inc. and AT&T Intellectual Property II, LP was settled in April, 2011 with no material effect on the Company or its consolidated financial statements.
All of the Federal Court actions are in the discovery stage and the Company is not able to predict the outcomes of its ability to collect the $8.7 million or any damages to pay, if at all associated therewith. The Company strongly believes it is (i) entitled to the $8.7 million amount described above plus interest and other fees, (ii) it is not liable for any damages in any of the actions, and (iii) will continue to vigorously pursue or defend itself in these actions. The Company believes it has no material exposure in connection with the counter claims in the above actions. The Company believes it has meritorious positions in these actions and intends to vigorously prosecute its claims and seek declaratory judgment in these actions.

The Company has estimated and provided allowances for billing adjustments of access charges to large carrier customers. Due to increasing uncertainty in the Access Charge System, the Company increased its provision for estimated billing adjustments for terminating access services at December 31, 2010 by $2.0 million to bring the provision to approximately 50% of the unpaid amounts. This additional provision is a “fourth quarter adjustment” as defined under Securities and Exchange Commission rules and regulations.
Regulation
The Company provides free broadband telephone service using VoIP technology and traditional telephony services and/or services treated as information services by the Federal Communications Commission (“FCC”). The Company is also licensed as a Competitive Local Exchange Carrier (“CLEC”). CLEC and is subject to extensive federal and state regulation applicable to CLECs. The FCC has to date asserted limited statutory jurisdiction and regulatory authority over the operations and offerings of certain providers of broadband telephone services of non interconnected VoIP. FCC regulations may now, or may in the future, be applied to the broadband telephone operations of the Company. Other FCC regulations apply to the Company because it operates switches and provides international calling capability. Some of its operations are also subject to regulation by state public utility commissions (“PUCs”).
E-911 Calling — The FCC has required providers of interconnected VoIP services to provide 911 emergency calling capabilities to their customers. While the Company is a non-interconnected VoIP provider and may not now be required by the FCC to provide 911 services, it nevertheless provides a 911 solution for its customers. Many state and local governments have sought to impose fees on customers of VoIP providers, or to collect fees from VoIP providers, to support implementation of E-911 services in their area. Such fees are often put in terms of a fee placed on monthly bills, or focused on use from a specific location. The application of such fees with respect to magicJack® users and the Company is not clear because it does not bill its customers monthly, nor does it bill customers at all for telecommunication services. The fees in the great majority of cases could be owed by the end user and not the Company, as it does not know the end user’s location because the magicJack® device is nomadic. Should a regulatory authority require payment of money from the Company for such support, it may decide to not offer its 911 service in that area.
Universal Service Fund (“USF”) — The FCC and many PUCs have established USF programs to ensure that affordable telecommunications services are widely available in high cost areas and for income-eligible telephone subscribers. Other fees are imposed to meet the costs of establishing and maintaining a numbering administration system, to recover the shared costs of long-term number portability, and to contribute to the Telecommunications Relay Services Fund. All telecommunications carriers may contribute to these funds, and the requirements have been expanded to interconnected VoIP providers. The FCC and many PUCs have for a number of years been considering substantial changes to the USF system including changes in contribution methodology. Some proposals, if adopted, could have a material adverse effect on the Company. Federal USF fees are only applied if a company bills for telecommunication services. The Company does not bill for domestic local and long distance telecommunication services.
Customer Privacy and Promotional Activities — The Company is subject to various federal and state laws and regulations seeking to protect the privacy of customers’ personal information that restrict the Company’s ability to use such information for marketing and promotional purposes. The FCC limits telephone companies’ and interconnected VoIP providers’ use of customer proprietary information such as telephone calling records without customer approval, and requires those companies to protect it from disclosure. Federal and state laws also limit the Company’s and other companies’ ability to contact customers and prospective customers by telemarketing, email or fax to advertise services.
Services for the Disabled — Under federal law, interconnected VoIP providers must take steps to ensure that individuals with disabilities, including hearing impaired and other disabled persons, have reasonable access to their services, if such access is readily achievable.
Number Portability — The FCC requires interconnected VoIP providers to comply with Local Number Portability rules that allow subscribers remaining in the same geographic area to switch from a wireless, wireline or VoIP provider to any other wireless, wireline or VoIP provider and keep their existing phone numbers.
State Regulations — The Company may be subject to a number of PUC regulations that govern the terms and conditions of its offerings, including billing practices, 911 fees, distribution of telephone numbers, customer disputes and other consumer protection matters.

State and Municipal Taxes — The Company believes that it files all required tax returns and pays all required taxes (such as sales, excise, utility, and ad valorem taxes), fees and surcharges. It believes that it is exempt from certain taxes, fees and surcharges because it does not charge for telephone services or render bills to its customers. Further the FCC and the U.S. Court of Appeals have determined that revenues from VoIP telephone service are interstate and not subject to taxation by individual states. The Company remits sales tax in Florida on sales of magicJack® units because its magicJack L.P. subsidiary’s personnel, property and activities are in Florida. magicJack L.P. does not have activities or have representation in any other state. However, many states are changing their statutes and interpretations thereof as part of new streamlined sales tax initiatives to collect sales taxes from nonresident vendors that sell merchandise over the internet to in state customers. The Company may at some time be required to collect and remit sales taxes to states other than Florida. It may also become required to pay other taxes, fees and surcharges to a large number of states and municipalities as a result of statutory changes in the basis on which such taxes, fees and surcharges are imposed. In the event that the Company is required to collect sales taxes for states other than Florida on sales of magicJack®, it will bill and collect such taxes from its customers. The Company will examine any future fees and surcharges imposed as a result of statutory changes and determine on case by case bases whether to bill its customers or increase its initial or renewal sales prices to cover the additional fees and surcharges.
In addition to the foregoing regulations to which the Company may be subject directly, changes to FCC and PUC regulations could affect the services, and the terms and conditions of service, the Company is able to provide. Moreover, changes to any regulations to which it is subject directly or indirectly could create uncertainty in the marketplace that could reduce demand for its services, increase the cost of doing business as a result of costs of litigation or increased service delivery cost or could in some other manner have a material adverse effect on its business, financial condition or results of operations. Any new legislation or regulation, or the application of laws or regulations from jurisdictions whose laws do not currently apply to the Company’s business, could have a material adverse effect on its business.
Operating leases
Minimum annual commitments under non-cancellable operating leases as of December 31, 2010 are as follows (in thousands):

Estimated Rent
Fiscal Year	Expense
2011	$399
2012	368
2013	234
2014	100
2015	100
Thereafter	25

$1,226

Rent expense for our real property leases were $0.4 million, $0.4 million and $0.2 million for the year ended December 31, 2010, 2009 and 2008, respectively, and are included in selling, general and administrative expense in the accompanying Consolidated Statements of Operations.
NOTE 13 — REDEEMABLE ORDINARY SHARES
During August 2008, YMax and an affiliate of an unrelated multinational entertainment products and services retailer (the “Retailer”) entered into a stock purchase agreement containing anti-dilution provisions and providing for representation on its Board of Directors (the “Stock Purchase Agreement”), whereby the retailer purchased 333,333 ordinary shares of the Company for $5.0 million ($15.00 per share).
In addition, the Retailer, YMax and Mr. Borislow entered into a shareholders’ agreement which, among other things, grants the Retailer a liquidation preference from Mr. Borislow and a put right from YMax for as long as the Retailer owns at least 50% of the Company’s ordinary shares purchased under the Stock Purchase Agreement. The liquidation preference provides that, in the event of a liquidation event (as defined), the Retailer would be entitled to first receive, in preference to and before any payment or distribution under such liquidation event made in respect to the Company’s ordinary shares then held by Mr. Borislow, $15.00 per share plus 11% per annum to the date of the liquidation event on the Company’s ordinary shares then owned by the Retailer. These rights and anti-dilution rights terminate under certain conditions. The put right allows the Retailer at any time on or after the fifth anniversary of the agreement to require YMax to repurchase for cash any outstanding shares owned by the Retailer at the greater of $15.00 per share plus 11% per annum, or the fair market value (as defined) per ordinary share of the Company at that date. At December 31, 2010, the fair market value of the Company’s ordinary shares quoted on the NASDAQ open market exceeded the maximum put price computed based on $15.00 per share plus 11% per annum through August 2013, the earliest put date. There is uncertainty as to whether the shareholders’ agreement survives, in whole or in part, the 2010 business combination. The ordinary shares held by the Retailer became unrestricted and freely marketable on January 17, 2011. In order to clearly reflect the potential cash outlay if the put were exercisable on December 31, 2010, the Company elected to adjust the carrying value of the redeemable ordinary shares to market value at December 31, 2010 by reclassifying $2.6 million from additional paid-in capital. The Company has elected to treat the amount of the adjustment to the carrying value of the redeemable ordinary shares that is greater than fair value of ordinary shares as dividends reducing income attributable to common shareholders and related earnings per share.

The redeemable ordinary shares are classified between liabilities and capital deficit at its estimated redemption value of $8.4 million and $5.8 million in the accompanying consolidated balance sheets at December 31, 2010 and 2009, respectively. The estimated redemption value as of December 31, 2010 is based on the fair market value per ordinary share of the Company at that date. The estimated redemption value as of December 31, 2009 is based on the value of the Retailer’s original investment plus an 11% accreted dividend.
The changes in carrying value of the 333,333 redeemable ordinary shares during the year ended December 31, 2010, 2009 and 2008 are as follows (in thousands):

	Year Ended December 31,
	2010	2009	2008

Balance, beginning of period	$5,764	$5,193	$—
Sale of redeemable ordinary shares	—	—	5,000
Accreted dividend	—	571	193
Adjustment of redemption value of redeemable ordinary shares	2,609	—	—

Balance, end of period	$8,373	$5,764	$5,193

NOTE 14 – ORDINARY SHARES
During the year ended December 31, 2008, the Company sold 548,300 ordinary shares to private investors for total proceeds of approximately $5.7 million, net of issuance costs of $0.2 million. The Company also issued 179,800 ordinary shares valued at approximately $2.5 million, primarily to members of its Board of Directors and consultants for services rendered.
During the year ended December 31, 2009, the Company sold 195,300 ordinary shares to private investors for $2.9 million, received $0.5 million on the exercise of 50,000 stock options, issued 300,000 ordinary shares on conversion of the $3.5 million principal amount of the SJ Labs notes, and issued 181,500 ordinary shares on the cashless exercise of 700,000 stock options to its former chairman which had an exercise price of $10.00 per share. The Company also issued 1,000 ordinary shares valued at approximately $15,000 for services rendered.
On March 10, 2010, the Company’s Board of Directors determined that it was in the best interest of the Company to pay the accrued bonuses, described in Note 16, “Accrued Bonuses”, in ordinary shares of the Company. On March 15, 2010, the Company issued approximately 1.5 million ordinary shares, net of shares withheld for taxes withholdings, to settle the bonus liability, resulting in stock compensation of approximately $4.3 million during the year ended December 31, 2010. On July 16, 2010, the Company effectively issued the 1,173,293 ordinary shares held by shareholders of VocalTec as part of the 2010 business combination at the date of the 2010 business combination, described in Note 2, “2010 Business Combination.” During the year ended December 31, 2010, the Company also (i) issued 40,000 ordinary shares, prior to the 2010 business combination, valued at $0.7 million ($17.50 per share based on comparable sales) for services rendered. (ii) issued 50,000 ordinary shares valued at $1.6 million in connection with the acquisition of Dialmaxx, described in Note 4, “Other Business Combinations,” and (iii) sold 20,000 ordinary shares to Mr. Borislow valued at $0.6 million.
On December 17, 2010, the shareholders approved an increase in Company’s authorized share capital to 100 million shares, the cancellation of the par value of the authorized and issued share capital of the Company resulting in the reclassification of $89.0 million from additional paid-in capital to ordinary shares December 2010, and the split of ordinary shares of the Company, such that every three ordinary shares may be split into four ordinary shares at such time as the Board of Directors determines appropriate.

NOTE 15 – STOCK-BASED COMPENSATION, STOCK OPTIONS AND INVESTOR WARRANTS
The Company has granted stock options and issued common stock as an alternative or supplement to the compensation of its executives, employees and consultants as follows:
Stock Options
The VocalTec amended 2003 Master Stock Plan became effective for the Company on consummation of the 2010 business combination. Upon recommendation of the Compensation Committee, the Company’s Board of Directors approves the number of options and the exercise price, generally fair market value on the date of grant, of the options. A total of 355,486 outstanding fully vested options on the date of the 2010 business combination were accounted for as additional consideration for the acquired assets based on their estimated fair value of approximately $3.6 million determined using the Black Scholes option pricing model. A total of 41,593 outstanding unvested options with an estimated fair value of $0.5 million on the date of the 2010 business combination were accounted for as if replacement options with identical terms were granted on consummation of the 2010 business combination. The $0.5 million will be amortized as compensation expense over the 5.4 years average remaining vesting period of the replacement options, including $0.1 million recognized as compensation expense through December 31, 2010. On December 17, 2010, the shareholders approved amendments to the 2003 Master Stock Plan to allow grants of ordinary shares and restricted shares to the Company’s directors, employees and service providers and an increase of 200,000 ordinary shares underlying the plan every second year immediately following the annual general meeting commencing in 2010. On December 31, 2010, 414,494 ordinary shares were reserved for grant of options and restricted shares under the 2003 Master Stock Plan.

		Estimated	Range of	Estimated
	Number of	Life	Exercise	Fair Value of
Date of Grant	Options	(in years)	Prices	Options
April 21, 2008	500,000	2.0	$12.50	$3.60
July 2, 2008	536,000	2.0	$10.00 – 12.50	$3.10 – 3.80
July 2, 2008	120,000	1.0	$12.50	$3.10
2008	7,500	2.0	$12.50	$3.10
October 5, 2009	46,500	2.0	$12.50	$6.11
July 16, 2010	355,486	1.5	$0.90 – 439.40	$9.99
July 16, 2010	41,593	5.4	$0.90 – 29.65	$12.73
The following table provides additional information regarding common stock options issued, outstanding and exercisable for the year ended December 31, 2010, 2009 and 2008 (aggregate intrinsic value in thousands):

			Weighted
			Average
		Weighted	Remaining
		Average	Contractual	Aggregate
	Number of	Exercise	Term	Intrinsic
Date of Grant	Options	Price	(in years)	Value *
January 1, 2008	1,507,000	$10.00	1.08	$3,768
Granted	1,163,500	$12.50
Exercised	(5,000)	$10.00
Expired	(752,000)	$10.00

December 31, 2008	1,913,500	$11.50	0.93	$6,684

Granted	46,500	$12.50
Exercised	(750,000)	$10.00
Expired	(120,000)	$12.50

December 31, 2009	1,090,000	$12.50	0.46	$2,750

Granted	397,079	$15.91
Exercised	(2,250)	$12.50
Expired	(1,087,750)	$12.50

December 31, 2010	397,079	$15.91	1.87	$6,319

Vested at December 31, 2010	355,486	$15.46	1.56	$5,496

*	The aggregate intrinsic value is the difference between the estimated market value for the Company’s common stock and the exercise price of the outstanding stock options.

Compensation expense recognized for stock options was approximately $0.1 million, $0.3 million and $3.9 million for the year ended December 31, 2010, 2009 and 2008, respectively. As of December 31, 2010, there was approximately $0.4 million of unrecognized compensation expense related to unvested options, which is expected to be recognized in 2011.
Investor Warrants
On the date of the 2010 business combination, 280,000 warrants exercisable at $27.50 per share until June 2011 and 84,810 warrants exercisable at $34.35 per share until May 2011 were outstanding, and no such warrants were exercised from the date of the 2010 business combination through December 31, 2010. These warrants were granted by VocalTec in connection with previous financings.
NOTE 16 – ACCRUED BONUSES
On December 31, 2010, the Company approved a bonus of $1.0 million to its employees for services rendered during fiscal year 2010. The Company recognized this expense in the fourth quarter of 2010 and classified it as accrued bonuses in current liabilities in the accompanying consolidated balance sheet at December 31, 2010.
On December 31, 2009, the Company approved a bonus of $25.6 million to its employees, outside consultants and certain third parties for services rendered during fiscal year 2009. The Company recognized this expense in 2009 and classified it as accrued bonuses in current liabilities in the accompanying consolidated balance sheet at December 31, 2009. Refer to Note 14, “Ordinary Shares,” for further details.
NOTE 17 – REALIZED GAINS (LOSSES) ON SECURITIES
The Company invests its excess cash in various marketable securities. The Company has recorded a net realized loss of $1.4 million in the year ended December 31, 2008 and a net realized gain of $4.3 million in the year ended December 31, 2009. The Company paid a one-time investment advisory fee of $1.1 million paid to Mr. Borislow, CEO, for the year ended December 31, 2009 for managing its investments. During the year ended December 31, 2010, the Company recorded a net realized loss on marketable securities of $0.7 million.
NOTE 18 – INCOME TAXES
The Company incurred net losses since inception for financial reporting purposes. Recognition of deferred tax assets will require generation of future taxable income. A valuation allowance is required to reduce the deferred tax assets reported if, based on the weight of the evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized. After consideration of all the evidence, both positive and negative, management has determined that a valuation allowance estimated at $65.0 million and $34.7 million as of December 31, 2010 and 2009, respectively, is necessary to reduce the deferred tax assets to the amount that will more likely than not be realized. The reconciliations of the valuation allowance for the year ended December 31, 2010 and 2009 were as follows (in thousands):

	December 31,
	2010	2009

Balance, beginning of period	$34,737	$26,442
Changes to the valuation allowance	30,191	8,295

Balance, end of period	$64,928	$34,737

The change in the valuation allowance is attributable to the inclusion of the valuation allowance of approximately $36.8 million associated with deferred tax assets associated with the 2010 business combination. Such amounts have been somewhat offset by the effect of the Company’s election to recognize revenue for tax purposes on an as earned basis, similar to that reported for GAAP. Previously, the Company had elected a method which had the effect of accelerating income for tax purposes. Also, during 2010, some previously issued stock options expired unexercised, and the related deferred tax assets previously established were reversed against the full valuation allowance which had been recorded. In addition to valuation allowances that have been provided for deferred tax assets generated from operations, the valuation allowance includes deferred tax assets acquired as a part of prior year acquisitions, which totaled $1.0 million as of December 31, 2010.

For the year ended December 31, 2010, the Company’s net loss before income taxes of $1.6 million included income from domestic (U.S.) locations of $0.3 million and foreign losses of $1.9 million. All of the Company’s net losses before income taxes for the years ended December 31, 2009 and 2008 were domestic. The components of the income tax provision (benefit) for the year ended December 31, 2010, 2009 and 2008 are as follows (in thousands):

	Year Ended December 31,
	2010	2009	2008
Current:
Federal	$13	$—	$—
State	2	(9)	63
Foreign	(234)	—	—

Current provision (benefit)	(219)	(9)	63

Deferred:
Federal and state	187	—	—

Deferred provision	187	—	—

Total tax provision (benefit)	$(32)	$(9)	$63

The following is a reconciliation of the Company’s estimated annual effective income tax rate to the federal statutory rate for the year ended December 31, 2010, 2009 and 2008. In the year ended December 31, 2010, substantially all of the Company’s income tax provision on its pretax income has been offset by a reduction of the previously recorded valuation allowance. No income tax benefit has been recorded in prior years due to the Company’s historical pretax losses (in thousands):

	Year Ended December 31,
	2010	2009	2008
Federal tax at statutory rate	34.00%	34.00%	34.00%
State and local taxes, net of federal	3.60	3.60	3.60
Nondeductible compensation	(102.42)	0.00	0.00
Acquisition costs	(25.57)	0.00	0.00
Foreign losses at rates other than domestic	(23.11)	0.00	0.00
Loss on extinguishment of note	0.00	(0.94)	0.00
Other	13.16	0.07	(0.10)
Valuation allowance	102.36	(36.73)	(37.38)

Effective tax rate	2.02%	0.00%	0.12%

The significant components of estimated deferred income tax assets and liabilities as of December 31, 2010 and 2009 are as follow (in thousands):

	December 31, 2010		December 31, 2009
	Current	Non-Current	Current	Non-Current
Deferred tax assets:
Deferred revenue, net of deferred costs	$—	$6,606	$17,113	$8,601
Net operating loss carryforward	—	55,384	—	3,448
Basis difference in intangible assets	—	2,403	—	2,298
Stock-based compensation	—	—	—	1,800
Allowance for doubtful accounts	200	—	822	—
Currently non-deductible expenses and other	80		564	342
Capital loss carryforwards	—	261	—	—

Total deferred tax assets	280	64,654	18,499	16,489

Deferred tax liabilities:
Basis difference in goodwill	—	(187)	—	—
Basis difference in fixed assets	—	(6)	—	—
Installment sale	—	—	—	(251)

Total deferred tax liabilities	—	(193)	—	(251)

Valuation allowance	(280)	(64,648)	(18,499)	(16,238)

Net deferred taxes	$—	$(187)	$—	$—

At December 31, 2010, net operating losses (“NOL”) carryforwards for federal income tax purposes were approximately $49.3 million, including approximately $2.2 million from the acquisitions of SJ Labs and TigerJet during fiscal years 2007 and 2008. Due to the 2010 business combination, as well as prior acquisitions, approximately $10.0 million of the Company’s combined NOL could be subject to an annual limitation of $10.0 million. Should the Company’s NOL carryforwards not be utilized, the majority will begin to expire in 2027. In addition, at December 31, 2010, the Company also had state NOL carryforwards of in excess of $50.0 million.
VocalTec and its subsidiaries had NOL carryforwards for Israeli tax purposes of approximately $204.6 million, which may be carried forward indefinitely. VocalTec’s U.S. inactive subsidiaries, which are subject to U.S. income taxes, had NOL for U.S. tax purposes of approximately $8.0 million as of December 31, 2010. A 100% valuation allowance for the entire deferred tax asset in respect of the NOL was recorded at the date of the 2010 business combination due to the uncertainty regarding future realization. Since VocalTec has a history of losses, the Company is unable to conclude that it is more-likely-than-not that the deferred tax assets resulting from these NOL will be realized in the foreseeable future.
The Company adopted the provisions of ASC Subtopic 740-10, formerly FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes — an interpretation of SFAS No. 109” as of January 1, 2007 with no material impact to its Company’s consolidated financial position or its results of operations. There were no uncertain tax portions in 2008 or 2009. As of December 30, 2010, the parent Company has a current liability for uncertain tax positions of $0.4 million, including interest and penalties of approximately $60 thousand. The tax years 2005 — 2009 remain open to examination by the major taxing jurisdictions to which the Company is subject. The current provision includes a $60 thousand addition for tax positions related to the current year, offset by a benefit of $294 thousand resulting from expiration of an uncertain tax provision.
In prior years, deferred tax assets include amounts resulting from the Company’s election to recognize revenue for income tax purposes on a cash basis and for financial reporting purposes as earned in accordance with GAAP. This tax election had the effect of accelerating income for income tax purposes. With the filing of its 2010 tax returns, the Company intends to elect to change its revenue recognition method for tax purposes, which will allow it to defer revenue until earned in accordance with provisions of the Internal Revenue Code. As a result, $19.1 million of deferred tax assets reported in the table above in deferred revenue, net of deferred costs, as of December 31, 2009 are included as part of the Company’s deferred tax asset relating to net operating loss carry forwards as of December 31, 2010. Deferred taxes have also been recorded related to start-up costs capitalized for tax purposes and are reflected in “basis difference in intangible assets” in the above table.
Goodwill associated with the 2010 business combination will not be deductible for tax purposes as the 2010 business combination was a tax-free reorganization. As disclosed in Note 4, “Other Business Combinations,” goodwill from the acquisition of Stratus and Dialmaxx are deductible for tax purposes. Goodwill from the TigerJet acquisition is not deductible for tax purposes.
NOTE 19 – LOSS PER SHARE
Due to the net losses for the year ended December 31, 2010, 2009 and 2008, basic and diluted loss per common share was the same, as the effect of potentially dilutive securities was anti-dilutive. Potentially dilutive securities, using the treasury stock method, not included in the diluted loss per share calculation for the year ended December 31, 2010, 2009 and 2008, due to net losses, were as follows:

	Year Ended December 31,
	2010	2009	2008

Convertible notes	—	—	125,000
Warrants and Options to purchase ordinary shares	122,925	181,667	—

ITEM 19. EXHIBITS
1.
Amended and Restated Articles of Association (which were previously filed with the SEC on January 12, 2011 as Exhibit 4.1 to the Company’s Amendment No. 1 to Registration Statement on Form F-3 (File No. 333-169659) and incorporated herein by reference).

2.1
Form of Share Certificate of VocalTec Communications Ltd., previously filed with the SEC on January 12, 2011 as Exhibit 4.2 to the Company’s Amendment No. 1 to Registration Statement on Form F-3 (File No. 333-169659) and incorporated herein by reference.

4.1
(a) 2003 Amended Master Stock Option Plan previously filed with the SEC on January 19, 2011 as Exhibit 99.1 to the Company’s registration statement on Form S-8 (File Number 333-171771) and incorporated herein by reference.

(b) Form of indemnification and release undertaking between the Company and each of Daniel Borislow, Ilan Rosen, Gerald Vento, Richard Schaeffer, Yuen Wah Sing, Donald A. Burns, Yoseph Dauber, and Peter Russo previously filed with the SEC on November 18, 2010 as Appendix B to proxy statement submitted on Form 6-K and incorporated herein by reference.

(c) Form of YMax indemnification undertaking between YMax Corporation and each of Daniel Borislow, Gerald Vento, Richard Schaeffer, Yuen Wah Sing, Donald A. Burns and Peter Russo, previously filed with the SEC on November 18, 2010 as Appendix C to proxy statement submitted on Form 6-K and incorporated herein by reference.

(d) Patent Purchase Agreement dated May 28, 2008 by and between the Company and Karo Millennium J.P., L.L.C., filed with the SEC on July 15, 2008 as Exhibit 4.1(j) to the Company’s Annual Report on Form 20-F for the year ended December 31, 2007 and incorporated herein by reference.

(e) Patent Purchase Agreement dated December 5, 2008 by and between the Company and Masinolli Fund, L.L.C., filed with the SEC on June 4, 2009 as Exhibit 4.1(g) to the Company’s Annual Report on Form 20-F for the year ended December 31, 2008 and incorporated herein by reference.

(f) Stock Repurchase Agreement dated March 2, 2009 by and between the Company and Cisco Systems International B.V., filed with the SEC on June 4, 2009 as Exhibit 4.1(h) to the Company’s Annual Report on Form 20-F for the year ended December 31, 2008 and incorporated herein by reference.

(g) Form of Asset Purchase Agreement by and between the Company and Outsmart Ltd., dated December 9, 2009.

(i) Registration Rights Agreement, dated as of July 16, 2010, between VocalTec Communications Ltd. and Daniel Borislow, filed with the SEC on July 19, 2010 as Exhibit 10.2 to the Company’s Report on Form 6-K and incorporated herein by reference.

(j) Amendment to Registration Rights Agreement between VocalTec Communications Ltd. and Daniel Borislow, dated September 15, 2010, filed with the SEC on January 12, 2011 as Exhibit 4.4 to the Pre-effective Amendment No. 1 on Form F-3 (File No. 333-16959) and incorporated herein by reference.

8.	List of Subsidiaries.

11.
(a) Code of ethics for our principal executive officer, principal financial officer, executive vice presidents, principal controller, treasurer and persons performing similar functions, previously filed with the SEC on April 2, 2004 as Exhibit 11 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2003 and incorporated herein by reference.

(b) Amended insider trading policy, previously filed with the SEC on June 20, 2007 as Exhibit 11 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2006 and incorporated herein by reference.

(c) Standards of Business Conduct for our directors, officers and employees, filed with the SEC on June 4, 2009 as Exhibit 11(c) to the Company’s Annual Report on Form 20-F for the year ended December 31, 2008 and incorporated herein by reference.

12.	Certifications of CEO and CFO of VocalTec Communications Ltd. required by Rule 13a-14(a) or Rule 15d-14(a) under the Securities Exchange Act of 1934.

13.	Certifications of CEO and CFO of VocalTec Communications Ltd. required by Rule 13a-14(b) or Rule 15d-14(b) of the Securities Exchange Act of 1934.

14.	Consent of BDO USA, LLP.

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

VOCALTEC COMMUNICATION LTD.
By:	/s/ Daniel Borislow
Daniel Borislow
President and Chief Executive Officer
Date: April 26, 2011